Form 10-K405, Exhibit 13
period 1996-12-31
CAMPBELL RESOURCES INC /NEW/
filed 1997-03-31
CIK 718053

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

OVERVIEW

     The Company recorded net income for the year of $9 million or $0.062 per share compared to $10.5 million in 1995 or $0.086 per share and $5.3 million or $0.045 per share in 1994. The decrease in earnings during 1996 primarily results from an increase in exploration expense at the Santa Gertrudis Mine, increased depreciation and amortization at the Joe Mann Mine, and lower realized copper prices offset in part by higher interest income. Income in 1995 also included $1.6 million being the balance of the deferred hedging gain that arose in 1991 for which there was no comparable in 1996. The increase in income in 1995 primarily results from the inclusion of the results of the Santa Gertrudis Mine in Mexico for the full year as compared to approximately five months during 1994. Net income for the fourth quarter of 1996 decreased to $0.9 million compared to $3.6 million in 1995 as expected, primarily due to the scheduled decrease in gold production from the Santa Gertrudis Mine as discussed further below.

     Significant events at Campbell during 1996 which impact current and future results include the acquisition of the Cerro Quema gold project in Panama and the subsequent completion of a positive feasibility study thereon, the approval of the shaft deepening project at the Joe Mann Mine, continued exploration success at the Santa Gertrudis Mine and an equity offering which raised net proceeds of $28.6 million to fund future capital expenditure programs and potential acquisitions.

     The following table summarizes certain key statistics:

                                                        1996                      1995                       1994
-------------------------------------------------------------------------------------------------------------------
     Gold produced (ounces)                            124,800                   120,100                     81,300
     Gold revenue per ounce                             US$396                    US$402                     US$410
     Average Comex market price                         US$388                    US$384                     US$384
     Cash production cost per ounce                     US$252                    US$247                     US$293

--------------------------------------------------------------------------------
REVENUE

     Revenue from metal sales decreased marginally in 1996 to $67.2 million compared to $67.4 million in 1995 and $46.9 million in 1994. The 4% increase in gold production during 1996 compared to 1995 was offset by a reduction in the overall gold price per ounce recorded as the 1995 comparable included US$10 per ounce relating to the recognition of deferred revenue from past hedging gains. In addition, copper revenues were lower in 1996 compared to 1995 due to lower copper prices and there was also an increase in gold revenue from the Joe Mann Mine's development ore that was deferred for accounting purposes. The 44% increase in revenue in 1995 compared to 1994 is primarily attributable to the 48% increase in gold production to 120,100 ounces of gold from 81,300 ounces in 1994, offset in part by the reduction in the recognition of the deferred revenue from past hedging gains.

     The average realized gold price compared to the average Comex market price is disclosed in the table above. The difference between the realized price and the market price is primarily attributable to the Company's hedging activities and, for 1995 and 1994, the recognition of the deferred hedging gain that arose in 1991. The deferred hedging gain included in metal sales was $1.6 million (US$10 per ounce) in 1995 and $3.2 million for 1994 (US$29 per ounce). This gain was fully amortized by June 30, 1995.

     Campbell's general policy, as approved by the Board of Directors, is to hedge a maximum of 50% of its gold production for up to two years, dependent on market conditions and planned capital expenditure commitments. Due to the Company's future capital commitments with respect to the Cerro Quema project in Panama, Campbell may undertake to hedge up to 150,000 ounces of gold production from this project. At December 31, 1996, 62,500 ounces has been hedged (see Note 10(a) to Consolidated Financial Statements). Dependent on market conditions, the Company may also undertake a similar sized program with respect to its shaft deepening project at the Joe Mann Mine.

     With respect to gold price hedging, the Company either sells gold forward in US dollars or in Canadian dollars. Where the gold sold forward is denominated in US dollars and the sale relates to the Joe Mann Mine in Canada, then the Company may also enter into a US / Canadian dollar forward sale agreement to fix the sale proceeds in Canadian dollars and therefore fund the operating and capital expenses of the Canadian operation. As disclosed in the notes to the financial statements, under Canadian GAAP the Company recognizes the gain or loss on these financial instruments in sales revenue when the related production is delivered as they are considered hedges of future production revenue. Similarly, with respect to the Mexican operation, the Company may enter into forward currency agreements to sell US dollars and purchase Mexican pesos to fund the Mexican operations. The Company recognizes the gain or loss on these financial instruments on settlement as part of the cost of purchased goods as they are considered hedges of the cost of goods to be purchased. Under U.S. GAAP, foreign exchange forward contracts would be marked to market at the balance sheet date and any gains or losses included in income at that time (see note 14(d) to Consolidated Financial Statements).

     Revenues from copper production at the Joe Mann Mine accounted for 3.1% of total revenue in 1996 compared to 4% in 1995 and 1994. Copper production remained constant in 1996 compared to 1995 at 1.5 million pounds and 1.2 million pounds in 1994. The increase in 1995 is due to higher mill head copper grades and higher recoveries.

EXPENSES

     Mining expense increased to $44.5 million in 1996 compared to $43.1 million in 1995 and $34.8 million in 1994. The cash production cost per ounce of gold produced was US$252 in 1996 compared to US$247 in 1995 and US$293 in 1994.

Joe Mann Mine

     The cash production cost at the Joe Mann Mine for 1996 was US$272 per ounce of gold produced compared to US$284 in 1995 and US$299 in 1994. In Canadian dollars, the cash cost was $371 per ounce of gold produced in 1996, $389 in 1995 and $408 in 1994. The decrease in the Canadian dollar cash cost per ounce in 1996 is attributable to higher gold production. The decrease in 1995 was attributable to higher gold production and the increased copper by-product credits.

     The Joe Mann Mine increased production by 5,900 ounces of gold to 70,400 ounces in 1996 compared to 64,500 ounces in 1995. The increase in the average mill head grade for the year to 0.29 ounces of gold per ton compared to 0.252 ounces per ton in 1995 together with the increased mill recoveries at 93.2% in 1996 compared to 92.7% in 1995 more than offset the decrease in tons milled to 265,600 tons in 1996 compared to 281,700 tons in 1995. The higher head grades result from a continued emphasis on dilution control in the shrinkage stopes together with the scheduled mining during 1996 of some higher grade shrinkage and long-hole stopes. The increase in production by 3,400 ounces in 1995 compared to 61,100 ounces in 1994, was due to an increase in mill head gold grades to 0.252 ounces per ton from 0.233 ounces per ton in 1994 marginally offset by a decrease in tonnage milled to 281,700 tons from 290,000 tons in 1994. The increase in gold grade and the reduction in tons milled in 1995 compared to 1994 was attributable to successful emphasis on mine grade control resulting in lower dilution as well as significant reductions in the amount of lower grade development ore processed. The Company expects to produce approximately 70,000 ounces of gold at a cash cost of US$280 per ounce from the Joe Mann Mine in 1997.

Santa Gertrudis Mine

     The cash production cost at the Santa Gertrudis Mine for 1996 was US$227 per ounce of gold produced compared to US$205 in 1995. For the period since acquisition in July, 1994, to December 31, 1994, the cash cost was US$287 per ounce of gold produced. The increase in the cash cost per ounce in 1996 is primarily due to the increase in the effective waste to ore strip ratio (the Company defers the cost of waste in excess of the pit average strip ratio) from 6 : 1 in 1995 to 8:1 in 1996. This has been offset in part by the impact in early 1996 of the higher grade ore that was placed on the leach pads in the last quarter of 1995. The reduction in the cash cost per ounce in 1995 compared to 1994 was due to the increase in gold production, the impact of the devaluation of the Mexican peso, reductions in mine personnel since acquisition and other cost savings.

     The Santa Gertrudis Mine produced 54,400 ounces of gold in 1996 compared to 55,600 in 1995 and 16,300 ounces from the date acquired on July 20 to December 31, 1994. Gold produced in the fourth quarter of 1996 decreased to 10,300 ounces compared to 16,900 ounces in the fourth quarter of 1995 as scheduled. The decrease is due to both lower grade ore deposits currently being mined and a decrease in the tonnes of ore mined as equipment was used to strip the Dora Phase 2B pit in preparation for production commencing in the first quarter of 1997. For 1996, 0.98 million tonnes of ore were placed on the leach pads with an average grade of 2.04 grams per tonne compared to 1.2 million tonnes with a grade of 2.17 grams per tonne in 1995 and 0.3 million tonnes with a grade of
1.93 grams per tonne for the period since acquisition to December 31, 1994. The Company expects to produce approximately 55,000 ounces of gold at a cash cost of US$250 per ounce from the Santa Gertrudis Mine in 1997. The increase in the cash cost is due to the anticipated increase in the effective strip ratio to 9.5:1.

General Administration

     General administration expense was $3.1 million in 1996 compared to $2.8 million in 1995 and $2.2 million in 1994. The increase in 1995 is primarily attributable to higher capital and business taxes and the provision of more comprehensive investor services.

Depreciation and Amortization

     Depreciation and amortization expense was $9.8 million in 1996 compared to $8.3 million in 1995 and $6.5 million in 1994. The amortization on a per ounce produced basis was $78 per ounce in 1996 compared to $69 in 1995 and $79 in 1994. The increase in depreciation per ounce in 1996 is due to a refinement in the amortization process at the Joe Mann Mine. The decrease in depreciation per ounce in 1995 is due to the inclusion of Santa Gertrudis Mine production for the whole year compared to five months in 1994 and, to a lesser extent, the increase in reserves at the Joe Mann Mine during the year.

Exploration

     Total exploration expenditures for 1996 were $7.2 million compared to $4.5 million in 1995 and $1.9 million in 1994. Of this amount, $1.7 million (1995 - $1.2 million; 1994 - $0.8 million) relates to the Joe Mann Mine and $4.9 million (1995 - $2.8 million; 1994 - $0.4 million) relates to the Santa Gertrudis Mine. These amounts have been capitalized to natural resource properties in accordance with the Company's accounting policies. The balance of the exploration expenditures of $0.6 million (1995 - $0.5 million; 1994 - $0.7 million) relates to grass roots exploration in Mexico and was expensed. In addition to grass roots exploration, the expense for 1996 includes $2.6 million (1995 - $1.3 million; 1994 - nil) representing the amortization and / or write-off of exploration costs at the Santa Gertrudis Mine that had been previously capitalized. The amortization is with respect to production from the mine during the year and the write-off is with respect to individual exploration target costs where economic mineralization was not identified. The Company expects to spend approximately $5 million on exploration in Mexico and $0.9 million at the Joe Mann Mine during 1997.

OTHER INCOME (EXPENSE)

     Other income was $3.6 million in 1996 compared to $1.3 million in 1995 and $3.5 million in 1994. Interest income on short-term deposits increased to $3.2 million from $1.7 million in 1995 and $1.0 million in 1994. The increase in 1996 is due to the increase in the interest bearing balances following the public share issue for US$22.5 million in early 1996. The increase in 1995 was due to the increase in interest bearing balances and interest rates. Included in other income in 1994 is the gain of $3 million on the sale of the Company's 30% interest in the La Colorada Mine.

     Interest expense on the Company's convertible debentures which were issued in July, 1994, was $0.7 million in 1996 compared to $1.2 million in 1995 and $0.6 million in 1994. The decrease in 1996 is attributable to the conversion of a portion of the debentures to common shares during 1995 and 1996 (see Note 6 to Consolidated Financial Statements).

INCOME TAXES

     The Company recorded income tax expense of $0.6 million in 1996 compared to $1 million in 1995 and $0.4 million in 1994. Reference should be made to Note 9 to the Consolidated Financial Statements for additional information on the reported tax provisions.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1996, the Company's working capital increased 64% to $65.5 million compared to $40 million in 1995 and includes cash and short-term deposits of $55.3 million in 1996 and $32.3 million in 1995. Cash flow from operations before the net change in non-cash operating working capital increased 15% to $21.4 million in 1996 compared to $18.7 million in 1995 and $6 million in 1994.

Shareholders' Equity

     As disclosed in Note 7 to the Financial Statements, in February, 1996 the Company issued 18 million units comprising one common share and one half common share purchase warrant at a unit price of US$1.25 per unit for net proceeds of $28.6 million. The Company believes these proceeds, together with existing cash resources and future cash flows, will be sufficient to fund the construction of the Cerro Quema gold project, complete the $14.5 million shaft deepening project at the Joe Mann mine as well as leave sufficient reserves for future operations and acquisition opportunities as they arise. As a result of this issue, net income for the year of $9 million, the conversion of US$2.2 million of convertible debentures into common shares of the Company, and the shares issued as partial payment to acquire the Cerro Quema project, Campbell's shareholders' equity increased to $142.1 million at December 31, 1996 from $99.6 million at December 31, 1995.

Capital Expenditures

     As noted above and in Note 2 to the Consolidated Financial Statements, the Company acquired the Cerro Quema gold project in March, 1996, for a total cost including expenses of approximately $13.2 million of which $1.3 million represented the issue of shares to the former holder of the right of first refusal on the property and the balance was paid in cash. The Company completed a final feasibility study in November, 1996 and proceeded to the next phase of the project performing additional metallurgical tests and commencing construction of the access road. On February 20, 1997, the Board of Directors authorized the Company to proceed with construction of the project. The next phase, which includes the earthworks for the construction of the leach pads, plant and haul roads has now started. In addition, in March, 1997 the Company made the final payment to CEMSA for the right of first refusal and the reduction in the royalty from 3.5% to 2%. The project has probable mineable reserves of
8.8 million tonnes grading 1.16 grams of gold per tonne for approximately 327,200 contained ounces of gold. Total construction costs are estimated at US$32.8 million most of which will be incurred in 1997 and 1998. The Company is targeting mid 1998 for the commencement of commercial production.

     In September of 1996 Campbell announced that it was proceeding with the deepening of the shaft at the Joe Mann Mine by a further 1,100 feet to access ore below the current mine workings. Construction on this project began in December, 1996 and is estimated to take 18 months to complete at a cost of $14.5 million.

     During 1996, in addition to the acquisition of the Cerro Quema project noted above, the Company also spent $14.4 million on capital expenditures including $5.5 million at the Joe Mann Mine of which $1.6 million is for the shaft deepening, $1.7 million for capital additions at the Santa Gertrudis Mine mainly for haulage trucks, $4.9 million for exploration at Santa Gertrudis and $3.4 million at the Cerro Quema project. Capital expenditures during 1995 totalled $7.9 million including $4 million at the Joe Mann Mine, $1.6 million at the Santa Gertrudis Mine in addition to the deferred exploration of $2.8 million. Investing activities during 1994 include the acquisition of the Santa Gertrudis Mine for $11.1 million, net of cash acquired, $5.9 million at the Joe Mann Mine and $0.5 million at the Santa Gertrudis Mine. For 1997, in addition to the construction of the Cerro Quema project and Santa Gertrudis exploration expenditures, the Company expects to incur capital expenditures at the Joe Mann Mine of approximately $11.3 million including $8.6 million on the shaft deepening project, and approximately $1 million at the Santa Gertrudis Mine.

OUTLOOK

     Campbell anticipates 1997 production of 125,000 ounces of gold at a cash cost of approximately US$265 per ounce. The current low gold price compared to 1996 and the scheduling of production from both the Joe Mann Mine and Santa Gertrudis Mine during the year will result in a net loss during the first quarter of 1997. Dependant on gold prices, this should reverse as production increases during the remainder of the year. For 1997 much of the Company's focus will be on cost control, both operating and capital costs, particularly in light of the significant fall in gold prices since year end.

     Campbell's construction projects at the Cerro Quema property in Panama and at the Joe Mann Mine will require close scrutiny by management to ensure these projects are completed on time and on budget. Exploration at the Santa Gertrudis Mine will again be a top priority for the Company as evidenced by the commitment of $4.3 million in funding as we build on the significant knowledge gained to date on the property.

     Campbell's cash position and strong Balance Sheet will ensure it has the financial strength to complete its current projects and continue its search for and evaluation of other acquisition targets in its continuing efforts to expand.

     The profitability of the Company is directly influenced by the price of gold, the Company's ability to control its costs, the lead times required for pit preparation and development at the Santa Gertrudis Mine and the relative Canadian, US and Mexican foreign exchange rates. The price of gold and the relative exchange rates are volatile and beyond the Company's control although it does engage in some limited hedging from time-to-time to protect against a portion of the volatility.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
--------------------------------------------------------------------------------

To the Shareholders of Campbell Resources Inc.:

     The accompanying consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in Canada, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

     A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

     The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee composed of three directors, none of whom are members of management. This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the annual consolidated financial statements of the Company. The Audit Committee also meets with the independent auditors to discuss the results of their audit, their review of internal accounting controls and their audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

     The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, KPMG, in accordance with generally accepted auditing standards. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.



/s/ John O. Kachmar                                /s/ Paul J. Ireland
-----------------------------                      ----------------------------
John O. Kachmar                                    Paul J. Ireland
President and                                      Vice President, Finance
Chief Executive Officer



AUDITOR'S REPORT TO THE SHAREHOLDERS
--------------------------------------------------------------------------------

     We have audited the consolidated balance sheets of Campbell Resources Inc. as at December 31, 1996 and 1995 and the consolidated statements of income, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1996 and 1995 and the results of its operations and the cash flows for each of the years in the three-year period ended December 31, 1996 in accordance with generally accepted accounting principles.


/s/ KPMG
------------------------------
Chartered Accountants

Toronto, Canada
February 21, 1997

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
as at December 31, 1996 and 1995
(Expressed in thousands of Canadian dollars)

                                                        1996             1995
--------------------------------------------------------------------------------
ASSETS
Current assets
Cash and short-term deposits                          $  55,302        $  32,271
Receivables                                               8,270            7,837
Inventories (note 3)                                      9,134            6,387
Prepaids                                                    749              499
--------------------------------------------------------------------------------
     Total current assets                                73,455           46,994
--------------------------------------------------------------------------------
Other assets (note 4)                                     1,271            2,713
--------------------------------------------------------------------------------
Natural resource properties                             149,879          121,526
Less accumulated depreciation and amortization          (59,307)         (47,530)
--------------------------------------------------------------------------------
                                                         90,572           73,996
--------------------------------------------------------------------------------
     Total assets                                     $ 165,298        $ 123,703
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable                                      $   5,504        $   4,320
Accrued liabilities                                       2,337            2,591
Income taxes payable                                         94              123
--------------------------------------------------------------------------------
     Total current liabilities                            7,935            7,034
--------------------------------------------------------------------------------

Other liabilities                                           881              593
Convertible debentures (note 6)                           7,657           10,782
Deferred mining taxes                                     6,767            5,740
Shareholders' equity
Capital stock  (note 7)                                 118,605           85,040
Foreign currency translation adjustment                    (248)            (175)
Retained earnings                                        23,701           14,689
--------------------------------------------------------------------------------
     Total shareholders' equity                         142,058           99,554
--------------------------------------------------------------------------------
     Total liabilities and shareholders' equity       $ 165,298        $ 123,703
================================================================================


Commitments and contingencies (note 10)

Approved by the Board


                                      /s/ John O. Kachmar
                                      ----------------------------------
                                      Director


                                      /s/ James D. Beatty
                                      ----------------------------------
                                      Director


See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------


for the Years Ended December 31, 1996, 1995 and 1994 (Expressed in thousands of Canadian dollars except per share amounts)

                                                    1996            1995            1994
------------------------------------------------------------------------------------------
Metal sales                                       $ 67,180        $ 67,418        $ 46,940
------------------------------------------------------------------------------------------
Expenses
     Mining                                         44,501          43,101          34,822
     General administration                          3,064           2,846           2,182
     Depreciation and amortization                   9,770           8,344           6,467
     Exploration                                     3,179           1,838             661
------------------------------------------------------------------------------------------
                                                    60,514          56,129          44,132
------------------------------------------------------------------------------------------
Income from operations                               6,666          11,289           2,808
------------------------------------------------------------------------------------------
Other income (expense)
     Other income (note 8)                           3,595           1,318           3,512
     Convertible debenture interest expense           (661)         (1,166)           (571)
------------------------------------------------------------------------------------------
                                                     2,934             152           2,941
------------------------------------------------------------------------------------------
Income before income taxes                           9,600          11,441           5,749
Income taxes (note 9)                                  588             980             442
------------------------------------------------------------------------------------------
Net income                                        $  9,012        $ 10,461        $  5,307
==========================================================================================
Earnings per share                                $  0.062        $  0.086        $  0.045



CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
--------------------------------------------------------------------------------
for the Years Ended December 31, 1996, 1995 and 1994
(Expressed in thousands of Canadian dollars)


                                    1996          1995          1994
----------------------------------------------------------------------

Balance at beginning of year       $14,689       $ 4,228       $(1,079)
Net income                           9,012        10,461         5,307
----------------------------------------------------------------------
Balance at end of year             $23,701       $14,689       $ 4,228
======================================================================


See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
for the Years Ended December 31, 1996, 1995 and 1994
(Expressed in thousands of Canadian dollars)


                                                             1996            1995            1994
---------------------------------------------------------------------------------------------------

Cash provided by (used in):
Operating activities
Net income                                                 $  9,012        $ 10,461        $  5,307
Items not involving cash
     Depreciation and amortization                            9,604           8,199           6,467
     Recognition of deferred hedging gains                                   (1,603)         (3,206)
     Deferred mining taxes                                      358             318
     Gain on sale of the La Colorada property                                                (2,956)
     Other                                                    2,465           1,328             358
---------------------------------------------------------------------------------------------------
                                                             21,439          18,703           5,970
Net change in non-cash operating working capital             (2,478)         (1,978)         (4,956)
---------------------------------------------------------------------------------------------------
                                                             18,961          16,725           1,014
---------------------------------------------------------------------------------------------------

Financing activities
Issues of capital stock                                      33,565           4,519             164
Reduction of convertible debentures                          (3,006)         (3,998)
Proceeds from issue of convertible debentures, net                                           13,874
---------------------------------------------------------------------------------------------------
                                                             30,559             521          14,038
---------------------------------------------------------------------------------------------------

Investment activities
Expenditures on natural resource properties                 (13,968)         (7,934)         (6,889)
Acquisition of Cerro Quema gold project                     (13,185)
Mining tax credits received                                     669           1,175           2,977
Decrease (increase) in other assets                             214             226            (880)
Acquisition of Santa Gertrudis, net of cash acquired                                        (11,054)
Proceeds from sale of assets                                                                  6,915
---------------------------------------------------------------------------------------------------
                                                            (26,270)         (6,533)         (8,931)
---------------------------------------------------------------------------------------------------

Effect of exchange rate change on cash
     and short-term deposits                                   (219)         (1,614)           (744)
---------------------------------------------------------------------------------------------------

Increase in cash and short-term deposits                     23,031           9,099           5,377
Cash and short-term deposits at beginning of year            32,271          23,172          17,795
---------------------------------------------------------------------------------------------------
Cash and short-term deposits at end of year                $ 55,302        $ 32,271        $ 23,172
===================================================================================================

Changes in non-cash operating working capital
     Receivables                                           $   (433)       $ (1,190)       $ (2,763)
     Inventories and prepaids                                (2,997)           (934)           (786)
     Accounts payable                                         1,184           1,032             110
     Accrued liabilities                                       (203)           (739)         (1,676)
     Income taxes payable                                       (29)           (147)            159
---------------------------------------------------------------------------------------------------
                                                           $ (2,478)       $ (1,978)       $ (4,956)
===================================================================================================

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(Tabular amounts are expressed in thousands of Canadian dollars)

1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada which, except as described in note 14, conform in all material respects with accounting principles generally accepted in the United States. Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenues and expenses for each period presented, and in the disclosure of commitments and contingencies. Changes in the estimates and assumptions will occur based on the passage of time and the occurrence of certain future events. The principal accounting policies followed by the Company, which have been consistently applied, are summarized as follows:

Intercorporate Investments: The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

Cash and Short-Term Deposits: Cash and short-term deposits includes short-term money market instruments which are highly liquid to be held to maturity and are carried at amortized cost which approximates market. The Company's policy is to invest in highly rated instruments and to limit the amount of credit exposure to any one institution.

Currency Translation: The U.S. dollar is considered to be the functional currency of the Company's Mexican operations as most of those activities are conducted in U.S. dollars. Monetary assets and liabilities of the Mexican operations are translated from Mexican pesos into U.S. dollars at the year end rate of exchange and non-monetary assets and liabilities are translated at historical rates of exchange. Exchange gains or losses are included in the determination of earnings. The U.S. dollar financial statements of the Mexican operations are translated into Canadian dollars at the year end rate of exchange for the balance sheet and the average rate of exchange for the year for the statement of income. Exchange gains or losses are included as a separate component of shareholders' equity. The Panamanian operations are translated into Canadian dollars using the temporal method whereby monetary assets and liabilities are translated at the year end rate of exchange and non-monetary assets and liabilities are translated at historical rates of exchange. Gains and losses on foreign currency transactions are included in the determination of earnings.

Inventories: Mining and milling materials and supplies are valued at the lower of average cost and net replacement cost. Ore in stockpiles is valued at the lower of average cost and net realizable value. Mining costs associated with waste rock removal are deferred and charged to mining expense on the basis of the average stripping ratio for each pit. The direct production costs associated with ore on leach pads are deferred and amortized as the contained gold is recovered. Direct production costs include direct labour, benefits, supplies and equipment operating costs and maintenance.

Mineral Exploration and Development: Exploration expenditures are charged to income in the period incurred except where these costs relate to specific properties for which economically recoverable reserves exist, in which case they are deferred. Significant property payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed. Development costs incurred to expand existing capacity, develop new ore bodies and develop property substantially in advance of production are capitalized.

Depreciation and Amortization: Mining properties and deferred mine development costs are amortized using the unit-of-production method over the life of the estimated ore reserves. Depreciation of other assets is provided on the straight-line basis over their estimated useful lives. Mining properties and deferred expenditures are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the properties and their eventual disposition are less than the carrying amount, then these properties are written down to their estimated recoverable amount determined on a non-discounted basis.

Recognition of Metals Revenue: Gold and copper revenues are recognized at the time of production. Gains and losses on futures contracts and other instruments that effectively establish prices for future production are not recognized in income until reflected in sales revenue when the related production is delivered.

Site Restoration: Provisions are established for estimated future costs of site restoration of mining properties, including the removal of production facilities at the end of their useful lives. Costs are based upon estimates of the anticipated method and extent of site restoration to meet current legal and industry standards. These standards are continually changing and the estimated provision is reviewed annually. The amount of the provision is amortized over the estimated life of the underlying asset and the annual charge, determined on the same basis as the amortization of the underlying asset, is included in depreciation and amortization.

     Comparative Figures: Certain comparative figures have been reclassified to conform with the current financial statement presentation.


2    ACQUISITION OF CERRO QUEMA GOLD PROJECT

     On January 26, 1996 the Company purchased the right of first refusal to acquire a 100% interest in the shares of Minera Cerro Quema, S.A., whose primary asset is the Cerro Quema gold project in Panama. Concurrently the Company exercised the right of first refusal and purchased the shares for US$8,372,000 cash closing on March 4, 1996. The Company paid the former holder of the right of first refusal ("CEMSA") US$250,000 cash and issued 730,000 common shares on closing and an additional US$250,000 cash and 730,000 common shares in March, 1997 following approval by the Board of Directors of a positive feasibility study for the Cerro Quema gold project. The cost of the acquisition including expenses, but excluding the payment to CEMSA in 1997, amounted to $13,185,000 and has been included in natural resource properties. In addition, CEMSA has agreed to a reduction in the precious metals net smelter royalty on the Cerro Quema property from 3.5% to 2% in consideration for which the Company issued an additional 1,040,000 common shares also in March, 1997.

3    INVENTORIES

                                     1996          1995
-------------------------------------------------------
Materials and supplies              $5,813       $4,490
Ore in stockpiles                    3,321        1,897
-------------------------------------------------------
                                    $9,134       $6,387
=======================================================

4    OTHER ASSETS

                                     1996          1995
-------------------------------------------------------
Advances                            $  775       $1,008
Deferred financing costs               657          928
Cash deposit securing
tax appeal                                          920
-------------------------------------------------------
                                     1,432        2,856
Accumulated amortization               161          143
-------------------------------------------------------
                                    $1,271       $2,713
=======================================================

     During 1996, the cash deposit securing the tax appeal was released to the Company on the successful conclusion of the appeal.

5    NATURAL RESOURCE PROPERTIES

(a) In June 1993, the Company entered into an agreement with the Government of Canada and the Government of Quebec pursuant to which the Company agreed to incur $3,900,000 of exploration and development expenses on the Joe Mann Mine of which the Government of Canada and the Government of Quebec will each fund 25%.

By the end of the agreement, March 31, 1995, the Company had incurred the required total of $3,900,000 (1994 - $3,284,000; 1993 - $700,000) of eligible exploration and development expenses and had received government funding in the amount of $1,852,500 (1994 - $1,247,000; 1993 - $487,500). The balance outstanding was received in February, 1996. The Company accounted for the government funding using the cost reduction method reflecting the funding received in the period the related expenditure was incurred.

(b) During 1992, the Company entered into agreements under which the Societe Quebecoise d'Exploration Miniere ("Soquem") could earn a 50% interest in the Joe Mann property (excluding the Joe Mann Mine) by spending $4,000,000 on exploration programs on the property by June 1, 1997 and could earn a 50% interest in the Company's other properties in the Chibougamau area by spending $3,000,000 on exploration programs by June 1, 1997. During 1995, these agreements were modified to extend both the date that the expenditures must be incurred by and the amount to January 6, 1999 and $4,200,000 for the Joe Mann property and January 6, 1998 and $3,150,000 for the Chibougamau property. At December 31, 1996, Soquem had incurred total qualifying expenditures of approximately $2,205,000 (1995 - $1,750,000) on the Joe Mann property and $2,136,000 (1995 - $1,925,000) on the Chibougamau area property.

6    CONVERTIBLE DEBENTURES

In July 1994, the Company issued US$11,005,000 of 7.5% Convertible Subordinated Debentures (Unsecured). The debentures are unsecured, bear interest at 7.5% payable in arrears on June 1 and December 1 each year and mature on July 21, 2004. The debentures are convertible at the option of the holder into common shares of the Company at any time prior to maturity at a conversion of US$0.50 per common share. The debentures are redeemable for cash at any time after the fifth anniversary of the date of issue or, at the Company's option, may be redeemed in common shares on the basis of one common share for each US$0.50 of debenture principal being redeemed. The right of the Company to redeem the debentures for cash or common shares is conditional on the average price of the Common Shares exceeding US$0.50 during a period of 20 consecutive days prior to notice of redemption. The Company may, at its option, repay the debenture at maturity by issuing common shares of the Company at the conversion price of US$0.50 per common share.

     During 1996, debenture holders converted US$2,307,000 (1995 - US$3,107,000; 1994 - nil) of debenture principal into 4,614,000 (1995 - 6,214,000; 1994 - nil)
common shares of the Company resulting in a balance outstanding at December 31, 1996 of US$5,591,000 (1995 - US$7,898,000; 1994 - US$11,005,000).

7    CAPITAL STOCK

a)   Authorized shares

     Preference shares - unlimited, issuable in series without par value
     Common shares     - unlimited

b)   Issued and outstanding shares (in thousands):

                                 Number
                                of Shares       Amount
-------------------------------------------------------
Balance, December 31, 1993       117,225       $ 80,357
Employees Incentive Plan
  and Directors' Stock
  Option Plan                        303            164
-------------------------------------------------------
Balance, December 31, 1994       117,528         80,521
Conversion of convertible
  debentures                       6,214          3,998
Employee Incentive Plan
  and Directors' Stock
  Option Plan                        724            521
-------------------------------------------------------
Balance, December 31, 1995       124,466         85,040
Conversion of convertible
  debentures                       4,614          3,006
Public issue for cash             18,000         28,585
Issued to CEMSA (Note 2)             730          1,256
Employee Incentive Plan
  and Directors' Stock
  Option Plan                        778            718
-------------------------------------------------------
Balance, December 31, 1996       148,588       $118,605
=======================================================


     On February 21, 1996, the Company issued 18,000,000 units consisting of 18,000,000 common shares and 9,000,000 warrants from treasury at US$1.25 per unit for total proceeds, after underwriting fees and other costs, of US$20,950,000. The warrants entitle the holder to purchase one common share of the Company for US$1.50 on or before February 26, 1999.

     The weighted average number of common shares outstanding during the year ended December 31, 1996 amounted to 145,907,000 (1995 - 121,214,000; 1994 -
117,274,000).

c)   Reservations of capital stock

     At December 31, 1996, in addition to the shares reserved for issuance under the terms of the common share purchase warrants, convertible debentures (see note 6) and the balance of the Cerro Quema first right of refusal and royalty reduction cost (see note 2), the Company has reserved 3,895,335 common shares for future issuance under the Employee Incentive Plan and 4,650,000 common shares for future issuance under the Directors' Stock Option Plan.

     The Employee Incentive Plan comprises a Share Option Plan, a Share Purchase Plan, a Share Bonus Plan and a Share Loan Plan.

     Options granted under the Directors' and Employee share option plans expire not later than five years from the date on which they were granted and all current options expire on or before December 11, 2001. Changes in the share option plans are as follows (in thousands):

                               1996     1995      1994
-------------------------------------------------------
Balance at beginning
  of year                      5,090    4,925     3,530
Granted                        2,900      900     2,625
Exercised                      (790)     (585)     (150)
Expired                         (25)     (150)   (1,080)
-------------------------------------------------------
Balance at end of year         7,175    5,090     4,925
=======================================================
Average option price
  at end of year               $1.18    $0.95     $0.85
Options exercisable
  at end of year               5,319    3,940     3,131
Average price for options
  exercised during year        $0.82    $0.60     $0.57


     The Share Purchase Plan calls for Company contributions of an amount equal to 50 per cent of the employees' contributions, which can amount to a maximum of 5 per cent of their basic annual salaries or wages. The common shares are issued on a quarterly basis at market value.

     Under the Share Bonus Plan, shares can be issued to full-time salaried employees as a bonus in recognition of services as determined by the Compensation Committee or the Board of Directors.

     The Share Loan Plan provides the Compensation Committee or the Board of Directors the discretion to make loans to full time employees to enable them to acquire shares in the Company. No loans are outstanding under this plan.

8    OTHER INCOME

                             1996           1995           1994
----------------------------------------------------------------
Interest income            $ 3,167        $ 1,722        $ 1,027
Other income                   520             69            (13)
Currency translation
  gains (losses)               (92)          (473)          (458)
Gain on sale of 30%
  interest in
  La Colorada mine                                         2,956
----------------------------------------------------------------
                           $ 3,595        $ 1,318        $ 3,512
================================================================

     In 1994, the Company's former joint venture partner exercised its option to acquire the Company's 30% interest in the La Colorada mine in Sonora, Mexico, including the 1% net smelter return for US$5,350,000. The sale resulted in a gain of $2,956,000 which is included in other income.

9    INCOME TAXES

a)   Geographic components

     The geographic components of income before income taxes is as follows:

              1996          1995         1994
-----------------------------------------------
Canada       $ 3,089       $ 2,371       $1,411
Mexico         6,511         9,070        4,338
-----------------------------------------------
             $ 9,600       $11,441       $5,749
===============================================

     The geographic components of income taxes is as follows:

Current income tax expense:

Canada                            $229       $246       $182
Mexico                               1        416        260
------------------------------------------------------------
                                   230        662        442
Deferred mining tax expense
  - Canada                         358        318
------------------------------------------------------------
                                  $588       $980       $442
============================================================

(b)  Deferred income taxes

     The payment of certain income taxes is deferred due to the recognition of amounts for tax purposes in different periods than for accounting purposes. The principal timing difference is depreciation and amortization.

(c)  Effective tax rate

     The effective income tax rate differs from the combined Canadian federal and provincial basic statutory income tax rates. The principal factors causing this difference are as follows:

                                 1996            1995            1994
-----------------------------------------------------------------------
Combined basic
  statutory rate                   43.7%           43.0%           42.0%
-----------------------------------------------------------------------
Expected provision
  based on combined
  basic statutory rates         $ 4,173         $ 4,932         $ 2,417
Resource allowance               (1,800)           (543)           (360)
Mining taxes                        358             318
Utilization of prior year
  losses carried forward         (2,922)         (3,666)         (1,830)
Foreign earnings subject
  to different tax rates           (687)           (847)           (370)
Tax benefit not currently
  recognized                      1,235             119             297
Other                               231             667             288
-----------------------------------------------------------------------
                                $   588         $   980         $   442
=======================================================================

(d)  Loss carryforwards

     At December 31, 1996, the Company and its subsidiaries had operating losses for income tax purposes in Canada approximating $370,000 and in Mexico approximating $8,300,000 which are available to reduce taxes in future years and expire over the period to the year 2003. In addition, the Company has non-operating losses for income tax purposes in Canada of approximately $10,600,000 available to apply against future taxable capital gains. The Company has an additional $17,200,000 of non-operating loss carryforwards which have been denied by the tax authorities. The Company is objecting to the tax authorities' position. The Company also had unclaimed deductions for income tax purposes in excess of carrying values for financial statement purposes in the amount of approximately $20,600,000. The potential future benefit of these tax savings has not been recorded in the accounts.

10   COMMITMENTS AND CONTINGENCIES

(a) At December 31, 1996 the Company's forward hedging program consisted of the following:

                                   1997          1999          2000
---------------------------------------------------------------------
Gold (ounces):
Fixed forward contracts
  - amount                                                     17,500
  - average price (US$)                                       $   448
Put contracts
  - amount                       30,000
  - average price (US$)         $   380
Participating forwards
  - amount                                       25,000        20,000
  - average price (US$)                         $   434       $   450
Copper
  (thousands of  pounds):
Fixed forward contracts
  - amount                          660
  - average price (US$)         $  1.02

(b) At December 31, 1996, the Company had sold forward US$8,200,000 to purchase Canadian dollars during 1997 at an average rate of Cdn$1.351 to the US dollar.

(c) The Company's Joe Mann Mine is subject to a graduated net smelter return royalty increasing from 1.8% up to a gold price of Canadian $500 per ounce to 3.6% at a gold price of Canadian $625 per ounce.

(d) During 1996, the Company's Mexican subsidiary received import duty assessments claiming the subsidiary's interest in certain pieces of machinery and equipment with an approximate value of US$2,200,000 and levying taxes, penalties, interest and inflationary adjustments for a further Mexican pesos 9,200,000. The claim against the subsidiary's assets and the additional amount payable arose as a result of the subsidiary not presenting certain import documentation to tax authorities by a prescribed date in connection with their audit of imports of the claimed machinery and equipment during 1990 and 1991 when the mine was not owned by the Company. The Company, which has all of the required documentation, has not provided for these amounts in these financial statements on the basis of professional advice received indicating the basis for these assessments to be weak and accordingly intends to appeal the assessments.

(e) During 1991, a subsidiary of the Company entered into a corporate restructuring and financing arrangement ("Arrangement") in which it issued to a group of Canadian financial institutions $38,000,000 of Guaranteed Subordinate Debentures and Notes ("Debentures") and $12,000,000 of Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares ("Preferred Shares"). The Debentures are unsecured, subordinate to all existing non-trade debt and future senior debt, bear interest at varying rates, are repayable upon maturity in 2007, and cannot be prepaid. The Preferred Shares are redeemable at any time at an amount of $240,000 per Preferred Share, rank equally and parri passu with the common shares for dividends when declared, and are retractable in 2007. In order to secure the performance of the Debentures and Preferred Shares the Company's subsidiary entered into an Interest Rate and Currency Exchange Swap Agreement ("Swap Agreement") with a major international bank. The Swap Agreement provides for the conversion of one floating rate interest basis to another and for differences in the timing of payments so as to match the interest payment requirements under the Debentures, repay the Debentures upon maturity and retract the Preferred Shares. All payments are denominated in Canadian dollars. The Company's subsidiary placed Canadian dollar deposits with the counter party to the Swap agreement which deposits have been charged to secure the performance under the Swap agreement. These deposits earn interest at Canadian Bankers Acceptance rates. The Swap Agreement was irrevocably assigned directly to the investors. Accordingly the bank is the primary obligor under the Arrangement.

11  PENSION PLAN

     The Company maintains a defined benefit pension plan for certain employees which provides benefits based on length of service and remuneration. The most recent actuarial valuation of the plan was as at December 31, 1993. As at December 31, 1996, the estimated projected benefit obligation was approximately $2,271,000 (1995 - $2,179,000) and the market value of assets aggregated $3,555,000 (1995 - $3,225,000).

12   SEGMENTED DATA

     The Company's operations consist principally of the exploration, development, mining and processing of precious metals in Canada, Mexico and Panama.

The following is a summary of the Company's operations by geographic area :

                                        1996            1995           1994
-----------------------------------------------------------------------------
Revenue:
Canada                               $  38,226        $ 38,209       $ 36,422
Mexico                                  28,954          29,209         10,518
-----------------------------------------------------------------------------
                                     $  67,180        $ 67,418       $ 46,940
=============================================================================
Income (loss) from operations:
Canada                               $    (152)       $  2,002       $  1,175
Mexico                                   6,818           9,287          1,633
-----------------------------------------------------------------------------
                                     $   6,666        $ 11,289       $  2,808
=============================================================================
Identifiable assets:
Canada                               $  70,892        $ 70,279       $ 74,677
Mexico                                  25,755          19,880         17,433
Panama                                  16,719
Corporate                               51,932          33,544         21,670
-----------------------------------------------------------------------------
                                     $ 165,298        $123,703       $113,780
=============================================================================

     Corporate assets primarily consist of cash and short-term deposits.

13   FAIR VALUE AND CREDIT RISK DISCLOSURES

     At December 31, 1996 the fair value of the Company's convertible debentures was estimated to be $14,500,000 (1995 - $24,000,000) compared to the carrying amount of $7,657,000 (1995 - $10,782,000) based on a quoted price. The carrying amount of cash and short-term deposits, receivables and accounts payable in the consolidated balance sheets approximates fair value.

     The fair value of the Company's off-balance sheet financial instruments is based on the notional gain or loss accrued using the market prices on the reporting date and at December 31, 1996 was approximately $1,460,000 (1995 - $750,000) for the forward gold and copper sales and approximately $45,000 (1995
- a loss of $225,000) for the foreign currency contracts.

     The Company is exposed to credit-related losses in the event of non-performance by counter parties to financial instruments but does not expect any counter parties to fail to meet their obligations. The Company deals with only highly rated counter parties, normally major financial institutions including banks. The credit risk exposure of derivative instruments is represented by the fair value of contracts with a positive fair value at the reporting date. The credit risk amounts to the maximum amount that would be at risk if the counter parties failed completely to perform under the contracts.

14 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The effect on the financial statements of differences between generally accepted accounting principles (GAAP) in Canada and the U.S. is outlined below:

(a)  Deferred Income Taxes

     If the Company had changed from the deferred method of accounting for deferred income taxes under Canadian GAAP to the liability method under U.S. GAAP at January 1, 1993, in accordance with Financial Accounting Standards Board Statement No. 109, then the financial statements would reflect the cumulative effect of such a change in accounting methodology in 1993 and adjustments for the application of Statement No. 109 during 1996, 1995 and 1994. The effects on the consolidated statement of earnings of the above differences are as follows:

                                1996           1995         1994
------------------------------------------------------------------
Net income under
  Canadian GAAP                $ 9,012        $10,461       $5,307
Application of liability
  method under FAS 109          (1,363)         5,199
------------------------------------------------------------------
Net income under
  U.S. GAAP                    $ 7,649        $15,660       $5,307
==================================================================
Net income per share
  under U.S. GAAP              $  0.05          $0.13       $ 0.05
==================================================================

     Net income per share under U.S. GAAP is based on a weighted average number of common shares and common share equivalents outstanding using the treasury stock method during 1996 of 146,959,000 (1995 - 123,467,000; 1994 -
117,459,000). Fully diluted net income per share is not materially dilutive. Deferred income taxes and retained earnings under U.S. GAAP at December 31, 1996 would be a liability of $1,904,000 (1995 - $541,000) and $27,537,000 (1995 -
$19,888,000), respectively.
     Significant components of the Company's deferred tax assets and liabilities under U.S. GAAP disclosure requirements are as follows:

                                      1996       1995
-------------------------------------------------------
Deferred tax assets:
Resource property                    $12,571    $10,469
Net operating loss
  carryforwards                        2,989      3,637
Other                                  1,000
-------------------------------------------------------
                                      16,560     14,106
Valuation allowance                    7,166      7,305
-------------------------------------------------------
                                     $ 9,394    $ 6,801
-------------------------------------------------------
Deferred tax liabilities:
Resource property
  - Mining tax                       $ 6,357    $ 5,815
Other                                  4,941      1,527
-------------------------------------------------------
                                     $11,298    $ 7,342
-------------------------------------------------------
Net deferred tax liability           $ 1,904    $   541
=======================================================

     The tax loss carry forwards disclosed in note 9(d) have been tax effected for purposes of the above disclosure at the rate of 34% for Mexican tax losses and 44.62% for Canadian tax losses. Excluding the deferred mining tax liability for the resource property which is carried on the Canadian GAAP Balance Sheet at December 31, 1996 at $6,767,000, the unclaimed deductions for income tax purposes in excess of carrying values for financial statement purposes disclosed in note 9(d) have been tax effected in the disclosure above at the rate effective in the applicable jurisdiction, which averages 42%.

(b)  Statements of Cash Flows

     Under Canadian accounting principles, the issuance of common shares on the conversion of convertible debentures and as part of the purchase consideration for the acquisition of the Cerro Quema project has been reflected as a financing activity in the consolidated statements of cash flows. Under United States accounting principles, these non-cash transactions would have been excluded from financing activities and separately disclosed in the notes to the consolidated financial statements.

     Included in cash and short-term deposits at December 31, 1996 are investments of $49,427,000 (1995 nil) with maturities on acquisition of greater than 90 days. Under U.S. GAAP these investments would not be included in cash and short-term deposits.

     After adjusting for the above, for U.S. GAAP purposes the sources of cash from financing activities would be $29,303,000 the use of cash for investing activities would be $74,441,000 and there would be a decrease in cash and short-term deposits for the year ending December 31, 1996 of $26,396,000 resulting in a cash and short-term deposits balance at December 31, 1996 of $5,875,000 and a short-term investments balance of $49,427,000.

     The following additional disclosures are also required:

                               1996     1995      1994
-------------------------------------------------------
Cash taxes paid               $1,009   $1,527     $ 680
Cash interest paid            $  596   $  993     $ 427

(c)  Contingent Liability

     Under U.S. GAAP the contingent liability disclosed in note 10 (e) would be reflected in the balance sheet. Accordingly, for U.S. GAAP total assets and liabilities would increase by $50 million. The increase in assets represents investments (non-current) comprising Canadian dollar payments under the Swap agreement and Canadian dollar deposits with the counter party to the Swap agreement. The liabilities (non-current) represent the Guaranteed Subordinate Debentures and Notes of $38 million and the Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares of $12 million which would be included outside of shareholders' equity.

(d)  Foreign Exchange Contracts

     In accordance with Canadian GAAP, certain long-term foreign exchange contracts are considered to be hedges of sales revenue denominated in foreign currencies or the cost of goods to be purchased in foreign currencies. Gains and losses related to changes in market values of such contracts are deferred and recognized when the contract is settled as part of sales revenue or the cost of purchased goods as appropriate. Under U.S. GAAP, changes in the market value of the contracts would be included in current earnings. The impact of this GAAP difference has not been material during the reporting periods presented.

FIVE YEAR COMPARATIVE SUMMARY
OF SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------


(Expressed in thousands of Canadian dollars, except for share and exchange rate data)

Year Ended December 31                                  1996         1995         1994         1993          1992
-------------------------------------------------------------------------------------------------------------------
Metal sales                                          $  67,180    $  67,418    $  46,940    $  30,668     $  34,840
Income (loss) from continuing operations                 9,012       10,461        5,307       (1,743)         (910)
Net income (loss)                                        9,012       10,461        5,307       (3,493)         (910)
Earnings (loss) per share
    -  from continuing operations                         0.06         0.09         0.05        (0.02)        (0.01)
    -  Net income (loss)                                  0.06         0.09         0.05        (0.03)        (0.01)
Total assets                                           165,298      123,703      113,780       91,916        86,951
Long-term debt                                           7,657       10,782       15,438           --            --
Deferred hedging gain                                       --           --        1,603        4,809         8,302
Shareholders' equity                                   142,058       99,554       84,800       79,278        68,165
Book value per share                                      0.96         0.80         0.72         0.68          0.69
Gold production - ounces                               125,000      120,000       81,000       55,000        70,000
Foreign exchange rate - US dollars
   Year end/average                                  0.73/0.73    0.73/0.73    0.71/0.73    0.76/0.78     0.79/0.83
   High/low                                          0.75/0.72    0.75/0.70    0.76/0.71    0.80/0.74     0.88/0.77
Shares outstanding (in thousands)
   At year end                                         148,588      124,466      117,528      117,225        99,298
   Weighted average during year                        145,907      121,214      117,274      106,051        99,252
-------------------------------------------------------------------------------------------------------------------


SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(Expressed in thousands of Canadian dollars, except per share amounts)

                                 1st Quarter   2nd Quarter   3rd Quarter    4th Quarter
---------------------------------------------------------------------------------------
Year ended December 31, 1996
Metal sales                        $18,397       $18,733       $16,191       $13,859
Operating income                     3,227         2,862           837          (260)
Net income                           3,466         3,227         1,465           854
Earnings per share                    0.02          0.02          0.01          0.01
---------------------------------------------------------------------------------------
Year ended December 31, 1995
Metal sales                        $16,493       $16,445       $16,191       $18,289
Operating income                     2,493         2,422         2,438         3,936
Net income                           2,010         2,586         2,258         3,607
Earnings per share                    0.02          0.02          0.02          0.03
---------------------------------------------------------------------------------------

SHAREHOLDER INFORMATION
--------------------------------------------------------------------------------

     Campbell Resources Inc. common shares are listed on the New York, Toronto and Montreal stock exchanges and trade under the symbol 'CCH'. The warrants are listed on the New York Stock Exchange trading under the symbol 'CCH.ws' and on the Toronto and Montreal stock exchanges trading under the symbol 'CCH.wt'.

     Each warrant entitles the holder to purchase one common share of Campbell Resources Inc. for US$1.50 on or before February 26, 1999. There are 9.0 million warrants issued and outstanding.

     Campbell Resources is included in the TSE 300 and TSE 200 Indexes.

QUARTERLY TRADING STATISTICS

COMMON SHARE PRICES

                  Toronto Stock Exchange         New York Stock Exchange
                          (Cdn$)                          (US$)
-------------------------------------------------------------------------
                 High    Low       Volume      High     Low        Volume
-------------------------------------------------------------------------

1996
4th Quarter      1.60   1.20    2,454,280     1.250   0.875    10,471,000
3rd Quarter      1.70   1.35    3,342,945     1.250   1.00     12,038,100
2nd Quarter      1.82   1.53    8,256,690     1.375   1.125    16,728,300
1st Quarter      1.98   1.36   16,823,841     1.500   0.937    33,223,300
-------------------------------------------------------------------------

1995
4th Quarter      1.44   1.05   12,115,775     1.125   0.75     18,697,200
3rd Quarter      1.30   0.98    8,134,279     1.00    0.625    15,842,500
2nd Quarter      1.25   0.95    7,249,193     0.875   0.625    14,820,500
1st Quarter      1.10   0.80    4,662,321     0.75    0.50     12,765,700
-------------------------------------------------------------------------


WARRANT PRICES
-------------------------------------------------------------------------
                  Toronto Stock Exchange         New York Stock Exchange
                          (Cdn$)                          (US$)
-------------------------------------------------------------------------
                 High    Low       Volume      High     Low        Volume
-------------------------------------------------------------------------
1996
4th Quarter      0.60   0.48      485,500     0.437   0.375       198,300
3rd Quarter      0.62   0.40      902,050     0.562   0.406       342,000
2nd Quarter      0.78   0.50    1,390,550        --      --            --
1st Quarter      0.65   0.40    1,426,100        --      --            --

Trading began February 26,1996                       Trading began July 26,1996
-------------------------------------------------------------------------------

TRANSFER AGENTS

MONTREAL TRUST COMPANY               MONTREAL TRUST COMPANY               CHASEMELLON SHAREHOLDER SERVICES
151 Front Street West                Place Montreal Trust                 85 Challenger Road
8th Floor                            1800 McGill College Avenue           Overpeck Center
Toronto, Ontario  M5J 2N1            Montreal, Quebec                     Ridgefield Park, New Jersey
Phone: (416) 981-9500                H3A 3K9                              U.S.A.  07660
Fax: (416) 981-9800

FINANCIAL PUBLICATIONS

     A copy of the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission, or copies of the Annual Report and Quarterly Reports may be obtained without charge, upon request.

INQUIRIES

     Inquiries regarding shareholder-related matters, including change of address notifications, can be directed to the Secretary or to the Transfer Agent.

     Questions regarding the Company's operating and financial performance may be directed to the Manager, Investor Relations at (416) 366-5201.


32