Form 10-K405, Exhibit 13
period 1997-12-31
CAMPBELL RESOURCES INC /NEW/
filed 1998-03-30
CIK 718053

                         [CAMPBELL RESOURCES INC. LOGO]

                                                              1997 ANNUAL REPORT




                                    [PHOTOS]

                    [MAP OF LOCATION OF COMPANY PROJECTS]



CORPORATE PROFILE

         Campbell Resources Inc. is a producing gold mining company. In 1997 Campbell produced 113,000 ounces of gold from the Joe Mann Mine in Quebec, Canada, and the Santa Gertrudis Mine in Sonora, Mexico. In addition Campbell owns the Cerro Quema development stage gold project in Panama which is currently awaiting higher gold prices before development continues.

         The Company has a strong balance sheet with cash and short-term deposits of $41.7 million and negligible debt. To enhance shareholder value during this period of low gold prices, Campbell will continue to improve operating efficiencies so that costs can be kept to a minimum.

         The Company is continuing to explore and develop on its mine properties in Quebec and Mexico. In addition, Campbell, with its strong treasury, is evaluating opportunities for potential acquisition that could significantly enhance annual gold production and improve the Company's reserve base.

         Campbell's common shares and share purchase warrants are listed on the New York, Toronto, and Montreal stock exchanges, trading under the symbol "CCH", "CCH.ws" and "CCH.wt".

                                   HIGHLIGHTS


            CASH OF $41.7 MILLION AND WORKING CAPITAL OF $49 MILLION

          GENERATED $9.7 MILLION OF CASH THROUGH THE EARLY TERMINATION
           OF CERTAIN GOLD HEDGING CONTRACTS. RESTRUCTURED THE BALANCE
            OF THE GOLD HEDGING PROGRAM TO NOW PROVIDE 45,000 OUNCES
          OF PROTECTION FOR 1998 AT A MINIMUM PRICE OF US$327 PER OUNCE

         INCREASED GOLD PRODUCTION AT THE JOE MANN MINE TO 73,500 OUNCES
              AT A LOWERED CASH OPERATING COST OF US$264 PER OUNCE

                COMPLETED THE SHAFT SINKING PHASE OF THE PROJECT
                    TO DEEPEN THE SHAFT AT THE JOE MANN MINE
                            ON TIME AND UNDER BUDGET

-----------------------------------------------------------------------------------
($ in thousands except per share amounts)     1997            1996            1995
-----------------------------------------------------------------------------------
Metal sales                               $  52,635          67,180          67,418
Net income (loss)                         $ (40,410)          9,012          10,461
Cash flow from operations                 $     556          21,439          18,703
Exploration expenditures                  $   4,659           7,220           4,457
-----------------------------------------------------------------------------------
Working capital                           $  49,008          65,520          39,960
Cash and short-term deposits              $  41,735          55,302          32,271
Total assets                              $ 123,882         165,298         123,703
Shareholders' equity                      $ 105,124         142,058          99,554
Shares outstanding (000's)                  151,445         148,588         124,466
-----------------------------------------------------------------------------------
Per share -- Earnings (loss)              $   (0.27)           0.06            0.09
          -- Cash flow                    $      --            0.15            0.15
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
 Gold Production (ounces)
           Joe Mann                          73,500          70,400          64,500
           Santa Gertrudis                   39,200          54,400          55,600
-----------------------------------------------------------------------------------
           Total gold production            112,700         124,800         120,100
-----------------------------------------------------------------------------------
Cash operating cost per ounce (US$)       $     288             252             247
Gold revenue per ounce (US$)              $     336             396             402
Gold reserves
           Proven and Probable
           (contained ounces)               525,000         660,000         392,000
           Possible
           (indicated ounces)               805,000         759,000         643,000
-----------------------------------------------------------------------------------



 In this report, unless otherwise indicated, all monetary amounts are stated in
                               Canadian dollars.

                           REPORT TO THE SHAREHOLDERS


         This past year was a difficult year for Campbell Resources and the gold mining industry as a whole. Gold prices continued the downward trend that started in 1996, reaching an 18-year low of US$278 per ounce in January, 1998 as central bank selling and speculative short positions created negative sentiment toward the metal. The price has since rallied and is now trading in a narrow range between US$290 and US$305 per ounce. Most industry players anticipate that the gold price will remain relatively volatile for the next year or so, particularly until the composition of the new European Central Bank's reserve base is finalized.

         At current gold prices, indications are that more than half of the world's gold mine production is uneconomic. There have already been many announced mine closures and write-downs, project delays and reduced exploration budgets. These market conditions coupled with the uncertainty in the gold price have made it necessary for the Company's management to conduct a detailed examination of its operations in order to re-focus efforts in critical areas. As a consequence, Campbell wrote down the carrying value of the Joe Mann Mine by $28 million, ceased mining at the Santa Gertrudis Mine in Mexico, and suspended development of the Cerro Quema project in Panama. Exploration and development programs were also re-evaluated and adjusted accordingly. The goal of this ongoing evaluation is to minimize current cash outlays in such a way that near-term and future production will not be impacted.

         Campbell had operating achievements worth noting despite this year's difficulties. The Joe Mann Mine in northwestern Quebec achieved a fourth consecutive year's increase in gold production yielding 73,500 ounces of gold while cash operating costs were lowered to US$264 per ounce. It is anticipated that the Joe Mann Mine will maintain this level of production in 1998. The shaft deepening and lateral development program initiated at the Joe Mann Mine in late 1996 is progressing extremely well with the shaft sinking portion of the program now completed on time and under budget. The Company continues to review its options with respect to partially delaying the total development of the lower mine levels in order to conserve capital where such delays would not severely impact future operations.

         The Company has maintained a strong cash position of $41.7 million despite the lower revenues and higher unit costs incurred in 1997. The cash and short-term deposits make up the majority of year-end working capital of $49 million which will help fund necessary exploration and development at the Joe Mann Mine, advance high priority exploration targets outside the immediate mine area at Santa Gertrudis, and provide capital towards potential further gold acquisitions in 1998.

FINANCIAL AND OPERATING RESULTS

         For the year ended December 31, 1997 Campbell recorded a loss of $40.4 million, or $0.27 per share, compared to net income of $9 million, or $0.06 per share in 1996. Excluding write-downs and closure costs of $31.7 million, there was a loss from operations of $12.2 million in 1997 compared to income from operations of $6.7 million in 1996. The loss from operations in 1997 was primarily due to lower gold prices, and a decrease in gold production and higher mining costs at the Santa Gertrudis Mine.

         Gold production of 113,000 ounces in 1997 decreased from the 125,000 ounces produced in 1996. The lower production was attributable to a combination of mining lower grade ore at the Santa Gertrudis Mine and the cessation of mining operations at Santa Gertrudis in early December 1997.

         Cash operating costs in 1997 were US$288 per ounce of gold produced compared with US$252 per ounce a year earlier. Campbell's realized gold revenue of US$336 per ounce in 1997 is US$5 above the average COMEX market price for the year of US$331 as a result of hedging activities. This compares to realized gold revenue of US$396 per ounce in 1996.

         During the third quarter of 1997, the Company terminated part of its gold hedging program resulting in the receipt of cash proceeds of $9.7 million. Subsequent to the year end, Campbell restructured its existing hedging program for 1998 and currently has 45,000 ounces hedged at US$327 per ounce.

         Exploration spending of $4.7 million in 1997 resulted in the identification of favourable targets at both the Joe Mann and Santa Gertrudis properties. Several of these targets may be upgraded to reserves over the next few years through focused exploration and development.

JOE MANN MINE, CANADA

         The Joe Mann Mine in Quebec experienced an excellent year in 1997 with gold production of 73,500 ounces, an increase of 4.5% over 1996. Cash operating costs were further reduced by US$8 per ounce to US$264 per ounce. In 1997, mill head grades were 0.30 ounces per ton, 3.4% higher than the 0.29 ounce per ton material milled a year earlier. The higher grade ore was the result of better than expected grades in some stopes. The mine also produced 1.4 million pounds of copper and 28,000 ounces of silver in 1997.

         The shaft sinking portion of the project to deepen the No. 2 mine shaft by almost 1,100 feet was completed in December on schedule and under budget. The shaft now extends to a depth of more than 3,700 feet below the surface. Lateral development to connect the ore and waste pass systems will be completed by the first half of 1998. Once this phase of development is completed, the total cost of the shaft deepening project is expected to be approximately $1 million less the budgeted cost of $14.5 million. Subsequently, lateral development will be initiated on the six new production levels to access the more than 335,000 ounces of possible reserves.

         Last year, more than 104,000 feet of exploration and ore definition drilling was completed at Joe Mann. As of December 31, 1997 proven, probable and possible geological reserves at the Joe Mann Mine were 848,000 ounces.

SANTA GERTRUDIS MINE, MEXICO

         Gold production at the Santa Gertrudis Mine of 39,200 ounces was less than projected for 1997 and costs increased to US$333 per ounce. A decision was made to cease mining operations at Santa Gertrudis in December 1997 after attempts to find a sufficient supply of easily mineable, high-grade ore were unsuccessful. Despite the cessation of mining activity, Santa Gertrudis will continue to produce gold in 1998 as ore presently on the pads continues to be leached. In 1998 Campbell expects Santa Gertrudis will produce between 12,000 and 15,000 ounces of gold at a significantly lower cash operating cost.

         Since mining was initiated at Santa Gertrudis, the property has yielded approximately 300,000 ounces of gold and the potential to find additional oxide mineralization within the 92 square-mile property is considered to be excellent. The 1998 exploration program will follow-up on exploration targets identified so far. Campbell remains committed to Santa Gertrudis and is presently concentrating its efforts on exploring outside the immediate mine area in order to define new reserves so that we may recommence mining and increase production as soon as possible.

         In addition to near-surface oxide reserves, Campbell has started to investigate the potential for deeper gold-bearing sulphide mineralization. Results of Campbell's exploration efforts and an independent mineral industry consultant's report supporting the similarities between Santa Gertrudis and the Carlin Trend prompted management to seek a joint venture partner to evaluate the potential for deep sulphide mineralization. Campbell received significant expressions of interest, however, the current gold price environment and reduced exploration budgets resulted in no firm offers. Campbell still believes in the deep sulphide potential of the property but will continue to focus on exploration of near-surface oxide mineralization until gold prices and exploration budgets recover.

CERRO QUEMA PROJECT, PANAMA

         During the first half of 1997 construction of the mine access road and the haulage roads to the main La Pava pit was initiated. In addition, construction of the camp site infrastructure and initial earthworks on the valley leach pad was started.

         In June, construction at the Cerro Quema gold project was temporarily suspended by order of the Office of Mineral Resources, Ministry of Commerce and Industry in Panama following heavy rainfalls which created high levels of sedimentation in the local rivers. The Company, working in conjunction with the Panamanian authorities, resolved the problem by completing a program of sedimentation control and revegetation. As a result of these environmental efforts, a resolution was passed lifting restrictions on the project's development.

         Unfortunately, low gold prices have made it necessary to put the project on a care and maintenance basis until the price of gold improves.

PERSONNEL AND ACKNOWLEDGEMENTS

         One of Campbell's key strengths lies in its highly effective technical and management teams which have a proven record for improving the profitability at its mining operations. We will continue to apply these skills to add value to current and future mining projects.

         The Company provides employment for approximately 350 employees in Canada, Mexico and Panama. We are proud of our employees, whose skills, dedication and enthusiasm not only provide the foundation for the Company but also determine the direction and growth of the Company in the future. It is the Company's policy to conduct business responsibly in a manner designed to protect its employees and the natural environment.

OUTLOOK AND STRATEGY

         In 1997 the gold mining industry suffered a setback resulting from a significant drop in the price of gold. This set back has made Campbell's management re-assess every aspect of its business from exploration through to development and production at its mine properties, in addition to administrative costs at its corporate office. In order to minimize losses and preserve its cash position and strong balance sheet, Campbell has suspended mining at Santa Gertrudis and development of Cerro Quema and has re-evaluated capital and exploration expenditures. As a result, Campbell is a more efficient mining company well positioned for growth in the coming year.

         Management remains confident about the long-term prospects for growth in the Company and for an increase in the price of gold.

         We are committed to enhancing shareholder value by striving to increase gold production and reserves through exploration on our mine properties and through the acquisition of compatible assets. We will also improve shareholder value by continuing to improve efficiencies at our existing operations.

         With its strong working capital position and negligible debt, Campbell is well-positioned to investigate possible acquisitions that will provide the Company with additional low-cost gold production.

         In 1997, Campbell engaged outside consultants to assist in identifying suitable acquisition and/or merger targets. As a result of these efforts, Campbell conducted due diligence on several candidates and is pursuing a number of opportunities. To date, our efforts have not yet resulted in a transaction and Campbell is naturally disappointed with this outcome. However, in order to ensure that shareholders obtain the maximum accretion from any acquisition, the Company has been selective in the assets it has reviewed. We have established specific criteria for an acquisition including that the property should be at or nearing commercial production; the property should be capable of sustaining annual gold production of approximately 60,000 ounces at a projected cash cost in the lower to middle quartile of North American gold producers of between US$175 and US$250 per ounce for a minimum five year period and the property should have significant exploration potential.

         We are confident that a program of focused exploration, prudent capital and exploration expenditures and the ultimate acquisition of a compatible, high-quality asset will see Campbell through this period of depressed gold prices.


/s/ James C. McCartney
----------------------
    James C. McCartney
    Chairman of the Board


/s/  John O. Kachmar
--------------------
     John O. Kachmar
     President & Chief Executive Officer

     Toronto, Ontario
     March 12, 1998

                                  JOE MANN MINE
                                 Quebec, Canada


                                    [PHOTO]

OVERVIEW

         The Joe Mann Mine is a high-grade underground gold mine located approximately 350 miles north of Montreal in the Province of Quebec. The mine has been in continuous production for more than 10 years. It has produced over 810,000 ounces of gold and currently has geological reserves of 848,000 ounces and mineable reserves of 510,000 ounces. These existing reserves project a further 8 year mine life and the deposit remains open at depth and along strike. In addition, the gold zone west of the shaft is being explored and developed.

         The Joe Mann Mine is located within the Abitibi Greenstone belt, which is one of the world's most prolific gold producing regions, hosting over 250 mines. The Joe Mann Mine is a vein-type deposit with gold-copper mineralization hosted by quartz veining within three laterally continuous shear systems. To date the deposit has been mined along a 3,000 foot strike length, to depths of 2,350 feet.


                       [MAP OF LOCATION OF JOE MANN MINE]

         Mining is predominantly carried out using the shrinkage stope mining method. Ore is then processed at the Company's mill facilities, where gold is recovered through gravity and cyanidation circuits; and gold and copper concentrate is produced from a flotation circuit.

         The Joe Mann Mine currently has mineable reserves and geological reserves as stated in the table below.

PRODUCTION STATISTICS               1997        1996        1995
----------------------------------------------------------------
Tons Milled                       266,000     266,000     282,000
Gold Grade         (oz./ton)        0.299       0.290       0.252
Copper Grade       (%)              0.280       0.302       0.291
Gold Recovery      (%)               93.9        93.2        92.7
Copper Recovery    (%)               96.3        96.3        95.7
Gold Production    (oz.)           73,500      70,400      64,500
Copper Production  (000's lbs)      1,367       1,473       1,494
Cash Operating Cost
   per Ounce Gold (US$)               264         272         284
RESERVES
----------------------------------------------------------------
MINEABLE ORE RESERVES (1)
----------------------------------------------------------------
Proven and Probable
   -  tonnage                     553,000     727,000     875,000
   -  gold grade(oz./ton)           0.238       0.268       0.272
   -  copper grade    (%)           0.270       0.260       0.260
   -  contained oz. gold (2)      131,700     194,900     237,900
Possible (3)
   -  tonnage                   1,417,000   1,546,000     217,000
   -  gold grade(oz./ton)           0.267       0.273       0.302
   -  copper grade    (%)           0.260       0.259       0.250
   -  contained oz. gold (2)      378,200     422,500      65,600

DILUTED GEOLOGICAL RESERVES
----------------------------------------------------------------
Proven and Probable
   -  tonnage                     879,000     969,000   1,159,000
   -  gold grade(oz./ton)           0.225       0.249       0.260
   -  copper grade    (%)           0.240       0.250       0.280
   -  contained oz. gold (2)      197,900     241,300     300,800
Possible 3
   -  tonnage                   2,461,000   2,647,000   2,378,000
   -  gold grade(oz./ton)           0.264       0.259       0.259
   -  copper grade    (%)           0.250       0.240       0.270
   -  contained oz. gold (2)      649,600     685,600     615,900


(1) -    MINEABLE RESERVES AT DECEMBER 31, 1997 HAVE BEEN CALCULATED BASED ON
         A GOLD PRICE OF US$300 PER OUNCE FOR 1998, US$325 PER OUNCE FOR 1999, AND US$375 THEREAFTER. MINEABLE RESERVES AT DECEMBER 31, 1996 AND 1995 WERE BASED ON A GOLD PRICE OF US$375 PER OUNCE.
(2) -    ACTUAL RECOVERED OUNCES WILL DEPEND ON METALLURGICAL RECOVERY RATES.
(3) - THE POSSIBLE CATEGORY INCLUDES MATERIAL BASED LARGELY ON ASSUMED CONTINUITY OR REPETITION FOR WHICH THERE ARE REASONABLE GEOLOGICAL INDICATIONS BUT FOR WHICH THERE ARE LIMITED SAMPLES AND MEASUREMENTS.

OPERATING RESULTS

         The past year saw continued improvement at the Joe Mann Mine. Gold production increased by 4.5% from 70,400 ounces in 1996 to 73,500 ounces in 1997 while cash operating costs fell 2.9% from US$272 per ounce in 1996 to US$264 per ounce in 1997. The primary reasons for the improved performance were improved mill head grades and improved mill recoveries. Mill head grades rose from 0.29 ounces of gold per ton in 1996 to 0.30 ounces of gold per ton in 1997. Mill recoveries rose from 93.2% in 1996 to 93.9% in 1997 in part due to continuing mill circuit improvements.

         The Joe Mann Mine also has by-product production of copper and silver. Production of copper in 1997 was 1.4 million pounds, slightly lower than the 1.5 million pounds produced in 1996. Silver production increased to 28,000 ounces in 1997 compared to 26,000 a year earlier.

         Following the drop in gold prices in 1997, the Company prepared a new life-of-mine plan for the Joe Mann Mine, calculating mineable reserves based on a gold price of US$300 per ounce in 1998, US$325 per ounce in 1999 and US$375 thereafter. As a result of this new plan the Company has concluded that the carrying value of the Joe Mann Mine is impaired and recorded a write down of $28 million before taxes, or $25.7 million net of the drawdown of related deferred mining taxes.

                                  [BAR GRAPH]

DEVELOPMENT OF THE MAIN OREBODY AT DEPTH

         In the third quarter of 1996, a mine feasibility study was completed and approved to commence the deepening of the No. 2 production shaft. The shaft sinking portion of the project was completed on time and under budget and the shaft now extends to a depth of more than 3,700 feet below surface. Lateral development to connect the ore and waste pass systems will be completed by the first half of 1998. Current forecasts indicate the project will be approximately $1 million under the budgeted costs of $14.5 million.

         With the handover of the project from the contractor to management at the end of the first half of 1998, the Company will review its options with respect to possibly delaying the total development of the lower mine levels in order to conserve capital. Any delays in development will not impact near-term production and will be carried out, to the extent possible, in a manner that will minimize the impact on future production.

         Development completed in 1997 was targeted towards near-term production from the Main Zone while at the same time facilitating development of deeper levels for production in the future. Development for 1997 totalled approximately 19,000 feet and was completed above the 2350 foot level. Exploration and production definition drilling at the Joe Mann Mine totalled approximately 104,000 feet.

         Joe Mann Mine
         Longitudinal section looking North

                        [Illustration of Joe Mann Mine]

 UNDERGROUND EXPLORATION OF THE WEST ZONE

         Significant gold mineralization was discovered in an area west of the No. 2 shaft during a surface exploration drill program in 1994. An exploration drift was advanced on the 1650 foot level and an interval of 455 feet averaging
0.27 ounces of gold was cut beginning 1,820 feet west of the No. 2 shaft. The exploration potential of the West Zone was subsequently tested above and below the 1650 foot level with a number of drill holes.

         In 1997, three additional exploration drifts were commenced along the 1825, 2000 and 2175 foot levels, west of the No. 2 shaft. In addition, almost 30,000 feet of exploration drilling was completed. The results of the drilling to date confirm the presence of ore-grade intersections. In order to confirm ore continuity and conserve capital in view of lower gold prices, a decision was made to suspend further development on the 2175 foot level, for the time being. A raise is being driven from the 1825 foot level to the 1650 foot level in the centre of the mineralization to enable further sampling and analysis of the continuity of the West Zone. If the continuity is confirmed, similar raises will be completed between the 2175, 2000 and 1825 foot levels to further examine the continuity of the West Zone at depth. The Company continues to consider the potential of the West Zone to be good and is optimistic that an economic orebody will be defined in this area.

GOLD PRODUCTION AT THE JOE MANN MINE IS EXPECTED TO BE 73,000 OUNCES IN 1998 AT AN ESTIMATED CASH OPERATING COST OF US$275 PER OUNCE.


Daniel Petit operates a remote control mucking machine to recover broken ore from the 16-A-5 stope.

                                    [PHOTO]

                              SANTA GERTRUDIS MINE
                                 Sonora, Mexico


                                    [PHOTO]

OVERVIEW

         The Santa Gertrudis Mine is an open pit heap leach operation situated approximately 150 miles south of Tucson, Arizona in northwestern Mexico. Gold production in 1997 amounted to 39,200 ounces at a cash operating cost of US$333 per ounce. As a result of a lack of higher grade deposits to supplement the lower grade production, Campbell decided to cease mining operations in late 1997, but will continue to heap leach ore presently on the leach pads.

         Ore deposits mined at Santa Gertrudis have strong geological similarities to the prolific gold mines found within the Carlin Trend in Nevada. The Santa Gertrudis orebodies are preferentially hosted by silty carbonate rocks, but have a strong element of structural control. The gold mineralization is finely disseminated with ore grades typically averaging 2.0 grams of gold per tonne (gpt gold). The ore is completely oxidized and amenable to the low cost heap leach gold extraction method.


                   [MAP OF LOCATION OF SANTA GERTRUDIS MINE]

         The Santa Gertrudis Mine has been in continuous production since 1991 and has produced approximately 300,000 ounces of gold during this time period. Since Campbell's acquisition of the property in mid-1994, it has produced more than 165,000 ounces at an average cash operating cost of US$250 per ounce. During this period the Company's exploration team has discovered and delineated additional reserves replacing those that have been mined. Campbell remains committed to the property and has embarked on an exploration program to define additional oxide reserves outside the old mining area in 1998.

OPERATING RESULTS

         The decrease in production to 39,200 ounces of gold in 1997 from 54,400 ounces in 1996 was largely attributable to the low grade of the ore mined from the Dora, Katman and El Toro pits, all of which are now mined out, and the La Trinidad pit which has some remaining ore, should operations resume. As a result, the average grade mined in 1997 fell to 1.71 gpt gold from 2.06 gpt gold in 1997.

         High rainfall resulting from the El Nino weather effect was also, to varying degrees, responsible for lower production. As a result, the average cash operating cost rose to US$333 per ounce from US$227 per ounce in 1996. A decision was made to cease mining operations in December 1997 until sufficient ore reserves have been delineated to ensure resumption of operations.

PRODUCTION STATISTICS                             1997           1996
------------------------------------------------------------------------
Tonnes mined (ore+waste)                       7,432,000      10,397,000
Tonnes ore mined                               1,021,000         965,000
Strip Ratio                                         6.28             9.8
Gold Grade               (grams/metric tonne)       1.71            2.06
                         (oz./ton)                  0.05           0.060
Gold Recovery            (%)                        69.5            84.6
Gold Production          (oz.)                    39,200          54,400
Cash Operating Cost
  per Ounce Gold (US$)                               333             227

ORE RESERVES & MINERAL RESOURCES
------------------------------------------------------------------------
Proven and Probable(1)
------------------------------------------------------------------------
   -  tonnage            (metric tonnes)             NIL       1,578,000
   -  gold grade         (grams/metric tonne)                       1.79
                         (oz./ton)                                 0.052
   -  indicated gold     (oz.)                                    90,900
Possible (2)
------------------------------------------------------------------------
   -  tonnage            (metric tonnes)       2,422,000       1,141,000
   -  gold grade         (grams/metric tonne)       2.00            1.99
                         (oz./ton)                 0.058           0.058
    - indicated gold     (oz.)                   155,700          73,100


(1) -    MINEABLE RESERVES.

(2) - DILUTED GEOLOGICAL RESOURCES - THE POSSIBLE CATEGORY INCLUDES MATERIAL BASED LARGELY ON ASSUMED CONTINUITY OR REPETITION FOR WHICH THERE ARE REASONABLE GEOLOGICAL INDICATIONS BUT FOR WHICH THERE ARE LIMITED SAMPLES AND MEASUREMENTS.

EXPLORATION AND RESERVE DEVELOPMENT


         Exploration initiated at the beginning of the year was primarily designed to delineate easily accessible deposits that would provide near-term production. While efforts to find mineralization within the mine area were successful, finding easily accessible, near-surface economic deposits in this area was difficult. At mid-year, exploration efforts were re-focused to begin evaluating large portions of the property that, in the past, had received little, if any, exploration. Almost 250 holes totalling more than 26,000 metres were drilled to explore for and develop reserves at Santa Gertrudis in 1997.

         Most of the exploration outside the immediate mine area was focused on a portion of the property southeast of the mine where the compilation of geochemical, geophysical and geological data combined with radar and satellite imagery and airborne geophysical surveys defined major structures with significant gold-bearing potential.

         The compilation has identified 5 major parallel structures each in excess of 5 kilometres long that could have acted as traps for upward migrating gold-bearing solutions. The main mineralized targets occur where these trap structures intersect younger faults which may have acted as conduits or feeder systems for gold-bearing fluids. Other possible mineralized targets may occur above the trap fault where mineralizing solutions may have breached the impermeable barrier. Work in 1997 was focused on the La Gloria Norte and Esperanza trap structures and their associated feeders structures.

         The La Gloria shear zone is a 5 kilometre-long northerly trending feeder structure which intersects the La Gloria Norte trap structure. In this area there are highly prospective exploration targets known as the El Tigre, Nadia and Tracy zones. It is also appears that the northern extension of the La Gloria shear extends into previously delineated mineralized bodies known as the La Gloria Jasperoid and La Gloria Deep zone. A total of 27 holes encompassing 3,260 metres were drilled to explore Tracy, Nadia and El Tigre. These three zones extend over a 1.1 kilometre section of the La Gloria shear zone, leaving approximately 3.9 kilometres of the structure as yet unexplored.

         The Tracy zone was discovered after following up a geophysical anomaly. Grab samples taken from the area returned values of 12.4 and 32.6 gpt gold. This initial program was followed up with detailed mapping, trenching, channel sampling and

                   [GEOLOGICAL COMPILATION OF THE GRETA AREA]


reverse circulation drilling with the first trench returning an assay from channel samples of 3.3 gpt gold across 46.55 metres. Gold mineralization is associated with highly altered and sheared sedimentary rocks intruded by lamprophyre dykes. The lamprophyre dykes originate deep within the earth's crust indicating the mineralizing fluids are derived from a much deeper source. Another trench south of the first trench returned a value of 7.6 gpt gold over
3.2 metres indicating the presence of high-grade mineralization over a 50-metre strike length.

         Subsequent drilling confirmed the presence of mineralization at depth with values of 1.034 gpt gold over 6.0 metres from hole TY-101 and 3.739 gpt gold over 4.5 metres from hole TY-103. Hole TY-101 was drilled below the high-grade channel sample and TY-103 was drilled 80 metres south of TY-101. Other drill results included TY-105 with 4.08 gpt gold over 4 metres and TY-106 returned 4.975 gpt gold over 1.5 metres. The Tracy zone has a known strike length of 125 metres and ranges in width up to 38 metres.

         Further south along the La Gloria shear, a total of 21 holes were drilled to test the El Tigre zone. Some of the better intersections from these holes include 2.56 gpt gold over 7.5 metres in TIG-107, 1.4 gpt gold over 1.5 metres in TIG-108, 3.35 gpt gold over 1.5 metres in TIG-110, 7.048 gpt gold over
6.0 metres in TIG-111, 1.75 gpt gold over 3.0 metres in TIG-114, 0.85 gpt gold in TIG-115, and 1.352 gpt gold over 7.5 metres in TIG-117.

         The Nadia zone, located between the Tracy and El Tigre zones, has undergone initial exploration including soil geochemical sampling, mapping and trenching with encouraging results. The initial soil sample taken from the zone returned a value of 5.6 gpt gold and subsequent trenching returned an assay of
1.616 gpt gold over 1.6 metres. Additional focused exploration is planned for the Tracy, Nadia and El Tigre zones for 1998 in order to establish new economic oxide reserves so that the resumption of mining can be considered in the near future.

         The Ontario shear zone also acts as a feeder structure which occurs as a splay branching off of the La Gloria shear zone in a northeasterly direction, Geochemical soil sampling, trenching, channel sampling and drilling have delineated a 450 metre-long target area associated with the Ontario shear that hosts the Greta Northeast, Greta Hill, Greta Ontario and Greta Sur zones. A total of 35 holes comprising 3,620 metres were drilled with more than half of the holes reporting multi-gram intersections over widths of up to 4.5 metres. The 500-metre-long interval between the junction of the Ontario and La Gloria shear zones and the southwestern most drilling on the Greta shear also appears promising with two surface samples assaying 23.09 gpt gold and 13.91 gpt gold. Additional exploration will be completed in this region in 1998.

         The second possible trap structure which received significant effort in 1997 was the Esperanza structure. A program of soil sampling, trenching and preliminary drilling is continuing to evaluate the Esperanza splay fault, Lupita and Lupita Sur zones as well as a zone of high-grade mineralization. Three areas of sampling and trenching have identified a breach of the Esperanza structure that has a strike length of 60 metres above the Esperanza fault over a true width of 1.8 metres. Values from trenches include 43.1 gpt gold over 3.8 metres,
23.9 gpt gold over 4 metres, 2.84 gpt gold over 1.5 metres and 267 gpt gold over
0.5 metres. Additional work is planned both above and below the Esperanza trap fault.

         More than 15 high priority oxide targets have been identified by soil geochemistry along three of the five major trap structures at Santa Gertrudis.

         Along with the potential to find additional oxide deposits, there is significant potential to find larger volumes of deeper gold-bearing sulphide mineralization at Santa Gertrudis. Results of Campbell's exploration efforts and an independent mineral industry consultant's report supporting the similarities between Santa Gertrudis and the Carlin Trend prompted management to seek a joint venture partner to evaluate the potential for deep sulphide mineralization. The Company received significant interest in the deep sulphide potential of the property from major gold mining companies who visited the property with a view to participating in a joint venture exploration program. The level of interest was high, however, the current gold price environment and reduced exploration budgets resulted in no firm offers to participate at this time. Campbell still believes in the deep sulphide potential of the property but in the short-term, will continue to focus on exploration of near-surface, oxide mineralization until gold prices and exploration budgets recover.

GOLD PRODUCTION OF UP TO 15,000 OUNCES FROM CONTINUED LEACHING IS PROJECTED FOR 1998 AT A LOW CASH OPERATING COST. FOCUSED EXPLORATION WILL BE COMPLETED IN ORDER TO DEFINE ADDITIONAL RESERVES AND RESUME PRODUCTION IN THE YEARS TO COME.

[PHOTO: Structural geologist, Scott Anderson examines high-grade mineralization from a trench near the Esperanza Fault.]

                               CERRO QUEMA PROJECT
                               Los Santos, Panama


         During the first half of 1997 construction of the mine access roads and haulage roads to the main La Pava pit were initiated. In addition construction of the camp site and earthworks on the valley leach pads was also started.

         In June of 1997, construction at the project was temporarily suspended by order of the Office of Mineral Resources, Ministry of Commerce and Industry in Panama following early heavy rainfall which created high levels of sedimentation in the local rivers. The Company, working in conjunction with the Panamanian authorities, resolved the problem by completing a program of sedimentation control and revegetation. More than 25,000 seedlings were planted in areas of slope instability. As a result of these environmental efforts, a resolution was passed lifting restrictions on the project's development.


ORE RESERVES

Proven and Probable (1)
   -   tonnage             (metric tonnes)        8,772,000
   -   gold grade          (grams/metric tonne)        1.16
                           (oz./ton)                  0.034
   -   contained gold (2)  (oz.)                    327,200


1  -     MINEABLE RESERVES BASED ON A GOLD PRICE OF US$400 PER OUNCE. BASED ON
         A GOLD PRICE OF US$375 PER OUNCE, THE MINEABLE OUNCES OF CONTAINED GOLD WOULD DECREASE BY APPROXIMATELY 2,200 OUNCES.
2  -     ACTUAL RECOVERED OUNCES WILL DEPEND ON METALLURGICAL RECOVERY RATES.

         The feasibility study completed last year indicates Cerro Quema has mineable reserves of 8,772,000 tonnes averaging 1.16 gpt gold and projected cash operating costs of approximately US$180 per ounce. Remaining capital costs associated with the project are in the order of US$100 to US$110 per ounce. Gold prices have remained in the US$280 to US$305 range for the last three months and appear unlikely to materially increase during 1998. Campbell has therefore put the project on a care and maintenance basis pending an improvement in the price of gold.

         Should gold prices improve significantly, construction at Cerro Quema will recommence and once finished the project will produce approximately 50,000 ounces of gold annually. The Company believes that there is excellent exploration potential beyond the existing reserves on the property.


                     [MAP OF CERRO QUEMA PROJECT LOCATION]

                         [ILLUSTRATION OF GOLD BRICKS]


Management's Discussion and Analysis                              Pages 15 to 19
--------------------------------------------------------------------------------
Management's Responsibility
Auditors' Report                                                         Page 20
--------------------------------------------------------------------------------
Consolidated Balance Sheets                                              Page 21
--------------------------------------------------------------------------------
Consolidated Statements of Income
Consolidated Statements of Retained Earnings (Deficit)                   Page 22
--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows                                    Page 23
--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements                    Pages 24 to 30
--------------------------------------------------------------------------------
Five Year Comparative Summary
Selected Quarterly Financial Data                                        Page 31
--------------------------------------------------------------------------------
Shareholder Information                                                  Page 32
--------------------------------------------------------------------------------
Corporate Information                                         Inside Back Cover
--------------------------------------------------------------------------------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


1997 - A YEAR OF FALLING GOLD PRICES

         The past year has been extremely difficult for the gold industry. Gold prices continued the downward trend that started in 1996 through 1997 and into early 1998 reaching an 18 year low of US$278 per ounce in January, 1998 as central bank selling and speculative short positions created negative sentiment towards the metal. The price has since rallied slightly from these lows and has settled in a narrow band between US$290 - US$305 per ounce. Most industry players anticipate that gold will remain relatively volatile for the next year or so, particularly until the composition of the new European Central Bank's reserve base is finalized.

         At current gold prices, indications are that more than half of the world's gold mine production is uneconomic. There have already been many announced mine closures and writedowns, project delays and reduced exploration budgets. Campbell has not been immune to these same influences. As gold prices persisted at current levels, Campbell conducted a review of the circumstances at each of the Company's three operations.

         JOE MANN MINE: The Company has prepared a new life-of-mine plan for the Joe Mann Mine calculating mineable reserves based on a gold price of US$300 in 1998, US$325 in 1999 and US$375 thereafter. As a result of this new plan, the Company has concluded that the carrying value of the Joe Mann Mine is overstated. Accordingly, a writedown of $28 million before taxes, or $25.7 million net of the drawdown of related deferred mining taxes, has been provided in the financial statements. In other developments, the shaft sinking project continued on schedule during 1997. Current forecasts indicate that the project will be approximately $1 million under the originally budgeted $14.5 million on completion and handover to mine personnel in late Spring, 1998. The Company continues to review its options with respect to possibly delaying the total development of the lower mine levels in order to conserve capital where such delays would not severely impact future operations. The mine operations had an excellent year producing 73,500 ounces of gold at a cash cost of US$264 per ounce.

         SANTA GERTRUDIS MINE: As previously announced, the Santa Gertrudis Mine ceased mining in early December of 1997. The grade of the remaining developed deposits was insufficient to enable them to be mined economically on their own without additional sources of higher grade production. It was also evident that the exploration efforts, which had managed to replace ore mined on an ongoing basis in each of the last three years, were unable to locate the required higher grade ore in the time frame available. The estimated severance and other closure costs of $1.9 million have been included in writedown and closure costs in the statements of income. The focus at Santa Gertrudis for 1998 will be an exploration program following up on the numerous priority targets approximately 7 kilometres south-east of the mine area. Preliminary indications are encouraging and the Company hopes that sufficient oxidized resources can be located to enable mining to resume in the future. Any such resumption in operations will be dependant on the gold price and the cost of the limited development that would be required. There can be no assurance that gold prices will rise to a level or that sufficient ore reserves will be discovered and developed that will make it economic to resume mining operations.

         The Company received significant interest in the deep sulphide potential of the property from larger gold mining companies who were invited to visit the property with a view to participating in a joint venture exploration program. However, while their level of interest was high, the current gold price environment, and reduced exploration budgets resulted in no firm offers to participate at this time. Campbell still believes in the deep sulphide potential of the property but in the short-term will continue to focus on exploration of near surface oxide mineralization until gold prices and exploration budgets recover.

         At December 31, 1997, the net book value of the Santa Gertrudis Mine included in natural resource properties was $12.2 million comprising $3.6 million of plant and equipment, $5.7 million for property cost and $2.9 million for deferred exploration. The Company has concluded that no provision is required to reduce the carrying value of these amounts at this time on the basis that the estimated value of the plant and equipment exceeds their carrying amount and on the basis of the positive indications from the ongoing exploration program.

         CERRO QUEMA PROJECT: The Cerro Quema gold project has effectively been placed on a care and maintenance basis for 1998 due to the project being uneconomic at a current gold price of US$300. The Company has concluded that no provision against the carrying value of this asset is required based on long-term assumed gold prices of US$375 per ounce.

FINANCIAL RESULTS

         For the year ended December 31, 1997, the Company recorded a loss of $40.4 million, or $0.27 per share, compared to net income of $9 million ($0.06 per share) in 1996 and $10.5 million ($0.09 per share) in 1995. Excluding the writedown and closure costs of $31.7 million, there was a loss from operations of $12.2 million in 1997 compared to income from operations of $6.7 million in 1996 and $11.3 million in 1995. The loss from operations in 1997 is principally due to lower gold prices, a decrease in gold production and higher mining costs and exploration expense at the Santa Gertrudis Mine. The decrease in net income in 1996 compared to 1995 was primarily due to increased depreciation and amortization charges at the Joe Mann Mine and an increase in exploration expense at the Santa Gertrudis Mine.

REVENUE

Gold produced (ounces):               1997       1996       1995
   Joe Mann Mine                    73,500     70,400     64,500
   Santa Gertrudis Mine             39,200     54,400     55,600
----------------------------------------------------------------
                                   112,700    124,800    120,100
================================================================
Gold revenue per ounce              US$336     US$396     US$402
Average market price                US$331     US$388     US$384
----------------------------------------------------------------


         Revenue from metal sales decreased in 1997 by 21.2% to $52.6 million compared to $67.2 million in 1996 and $67.4 million in 1995. The decrease in 1997 was attributable to a 15% decrease in the gold price realized during the year and a 9.7% decrease in gold production to 112,700 ounces compared to 124,800 ounces in 1996. The decrease in gold production was attributable to lower grade material mined at the Santa Gertrudis Mine and the cessation of mining operations at Santa Gertrudis in early December, 1997. Revenue in 1996 was comparable to 1995 as the 4% increase in gold production during 1996 was offset by a reduction in the overall gold price per ounce recorded after reflecting past hedging gains.

         The average gold price realized compared to the average market price is disclosed in the previous table. The difference between the price realized and the market price is primarily attributable to the Company's limited hedging activities. Campbell's general policy is to hedge a maximum of 50% of its gold production for up to two years, dependent on market conditions and planned capital expenditure commitments.

         With respect to gold price hedging, the Company either sells gold forward in US dollars or in Canadian dollars. Where the gold sold forward is denominated in US dollars and the sale relates to the Joe Mann Mine in Canada, the Company may also enter into a US / Canadian dollar forward sale agreement to fix the sale proceeds in Canadian dollars and therefore fund the operating and capital expenses of the Canadian operation. As disclosed in the notes to the financial statements, under Canadian GAAP the Company recognizes the gain or loss on these financial instruments in sales revenue when the related production is delivered as they are considered hedges of future production revenue. Under U.S. GAAP foreign exchange forward contracts would be marked to market at the balance sheet date and any gains or losses included in income at that time (see note 13 to Consolidated Financial Statements).

         Revenues from copper production at the Joe Mann Mine accounted for 3.6% of total revenue in 1997 compared to 3.1% in 1996 and 4% in 1995. Copper production decreased to 1.4 million pounds compared to 1.5 million pounds in 1996 and 1995. The Company has sold forward its estimated 1998 copper production at US$0.95 per pound.

EXPENSES

Cash Cost per ounce:                 1997       1996       1995
----------------------------------------------------------------
   Joe Mann Mine                    US$264     US$272     US$284
   Santa Gertrudis Mine             US$333     US$227     US$205
----------------------------------------------------------------
   Overall                          US$288     US$252     US$247
================================================================


         Mining expense increased to $46.7 million in 1997 compared to $44.7 million in 1996 and $43.4 million in 1995. The increase in 1997 compared to 1996 was primarily due to mining ore at Santa Gertrudis with higher waste to ore ratios compared to 1996.

JOE MANN MINE

         The Joe Mann Mine increased production by 4.5% to 73,500 ounces of gold in 1997 compared to 70,400 ounces in 1996 and 64,500 ounces in 1995. The increase is primarily attributable to higher mill head grades of 0.30 ounces of gold per ton in 1997 compared to 0.29 in 1996 and 0.252 in 1995. Mill recoveries also increased to 93.9% in 1997 compared to 93.2% in 1996 and 92.7% in 1995, largely as a result of the higher mill head grades and continuing mill circuit improvements. The tons of ore milled remained constant at approximately 266,000 tons in 1997 and 1996 compared to 282,000 tons in 1995. The higher head grades result from the scheduled mining during 1997 and 1996 of some higher grade shrinkage and long-hole stopes together with the continued emphasis on dilution control.

         The decrease in cash costs per ounce of gold produced in 1997 and 1996 is primarily attributable to higher gold production in each of those years. For 1998, the Joe Mann Mine is expected to produce approximately 73,000 ounces of gold at a cash cost of US$275 per ounce.

SANTA GERTRUDIS MINE

         For the year ended December 31, 1997, 1.02 million tonnes of ore were mined with an average grade of 1.71 grams per tonne compared to 0.97 million tonnes with a grade of 2.06 grams per tonne in 1996 and 1.14 million tonnes with a grade of 2.17 grams per tonne in 1995. The 28% decrease in gold production during 1997 was primarily attributable to the lower ore grades mined. The main sources of production were the Dora, Katman and El Toro pits, all of which are now mined out, and the La Trinidad pit which has some remaining mineralized material should mining resume.

         The cash production cost per ounce of gold, excluding the severance and related closure costs, increased by 47% compared to 1996 as a result of the lower gold production and the fixed nature of a portion of the mine's costs. In addition to the continuing exploration effort noted above, the Company will continue applying solution to the leach pads during 1998 and estimates it may produce approximately 12,000 to 15,000 ounces from the leach pads in 1998. Subsequently a solution treatment program will be undertaken to neutralize the remaining toxic elements.

DEPRECIATION AND AMORTIZATION

         Depreciation and amortization expense was $9.6 million in 1997 and 1996 and $8.1 million in 1995. The amortization on a per ounce produced basis was $85 per ounce in 1997 compared to $78 in 1996 and $69 in 1995. The increase in amortization per ounce in 1997 is due to a higher proportion of gold production being generated from the Joe Mann Mine which has a higher depreciable base than the Santa Gertrudis Mine.

EXPLORATION

         Total exploration expenditures for 1997 were $4.7 million compared to $7.2 million in 1996 and $4.5 million in 1995. Of this amount, $0.6 million (1996 - $1.7 million; 1995 - $1.2 million) relates to the Joe Mann Mine and $3.7 million (1996 - $4.9 million; 1995 - $2.8 million) relates to the Santa Gertrudis Mine. These amounts have been capitalized to natural resource properties in accordance with the Company's accounting policies. The balance of the exploration expenditures of $0.3 million (1996 - $0.6 million; 1995 - $0.5 million) relates to grass roots exploration in Mexico and was expensed. In addition to grass roots exploration, the expense for 1997 includes $5 million (1996 - $2.6 million; 1995 - $1.3 million) representing the amortization and / or write-off of exploration costs at the Santa Gertrudis Mine that had been previously capitalized. The amortization is with respect to production from the mine during the year and the write-off is with respect to individual exploration target costs where economic mineralization was not identified. The Company expects to spend approximately $1.4 million on exploration at Santa Gertrudis for the first six months of 1998 and $0.3 million at the Joe Mann Mine for the year.

OTHER INCOME (EXPENSE)

         Other income was $2.1 million in 1997 compared to $3.6 million in 1996 and $1.3 million in 1995. The major component, interest income on short-term deposits, decreased to $1.8 million from $3.2 million in 1996 and $1.7 million in 1995. The decrease in 1997 was due to a decrease in interest bearing balances as a result of the capital expenditure programs at the Cerro Quema project and Joe Mann Mine. The increase in 1996 was due to the increase in the interest bearing balances following the public share issue for US$22.5 million in early 1996.

         Interest expense on the Company's convertible debentures was $0.6 million in 1997 compared to $0.7 million in 1996 and $1.2 million in 1995. The decrease is attributable to the continuing conversion of a portion of the debentures to common shares (see note 5 to Consolidated Financial Statements).

INCOME TAXES

         The Company recorded an income tax recovery of $2 million in 1997 as a result of the draw down of deferred mining taxes compared to an expense of $0.6 million in 1996 and $1 million in 1995. Reference should be made to note 8 to the Consolidated Financial Statements for additional information on the reported tax provisions.

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 1997, the Company's working capital decreased to $49 million compared to $65.5 million in 1996 and includes cash and short-term deposits of $41.7 million in 1997 and $55.3 million in 1996. Cash flow from operations before the net change in non-cash operating working capital decreased to $0.6 million in 1997 compared to $21.4 million in 1996 and $18.7 million in 1995. The decrease in cash flow is due to the decrease in gold sales revenue and the increase in mining costs discussed above. Based on a US$300 per ounce average gold price for 1998 and the production estimates noted above, the Company believes it will achieve a modest positive operating cash flow in 1998.

         The main source of cash for the Company during 1997 was the early termination of various gold hedging instruments totalling 118,100 ounces. The Company received cash proceeds of $9,679,000 which was credited against the cost of the Cerro Quema project to which they related. Sources of cash in 1996, other than from operations, was the issuance of 18 million units comprising one common share and one half common share purchase warrant at a unit price of US$1.25 per unit for net proceeds of $28.6 million.

CAPITAL EXPENDITURES

         During 1997, the Company spent $31.2 million (1996 - $14.4 million; 1995 - $7.9 million) on capital expenditures including $8.9 million (1996 - $5.5 million; 1995 - $4 million) at the Joe Mann Mine of which $6.6 million (1996 - $1.6 million; 1995 - $ nil) is for the shaft deepening, $1.3 million (1996 - $1.7 million; 1995 - $1.6 million) for capital additions at the Santa Gertrudis Mine, $3.7 million (1996 - $4.9 million; 1995 - $2.8 million) for exploration at Santa Gertrudis and $17.2 million (1996 - $3.4 million; 1995 - $ nil) at the Cerro Quema project.

OUTLOOK

         Campbell will continue to focus on conserving its cash through the continued prudent management of its assets. It will also continue to pursue acquisition and/or merger targets. During 1997, the Company engaged outside consultants to assist in locating suitable acquisitions or possible merger partners. As a result of these efforts Campbell conducted due diligence procedures on several targets and made an offer for one of those. To date these efforts have not resulted in a transaction. Campbell is naturally disappointed that it has been unable to consummate a transaction this year. However, to ensure shareholders obtain the maximum accretion from any acquisition, the Company has been selective in the assets it has reviewed. The Company established specific criteria for an acquisition including that the property should already be at or approaching commercial production, produce at least 60,000 ounces of gold a year at a projected cash cost in the US$175-US$250 range and have a mine life of at least five years with significant potential to extend that. Campbell believes its strong cash position and lack of debt should enable it to be appropriately selective in locating the right opportunity.

         The continuing low gold price is obviously of much concern. Campbell will continue to engage in prudent fiscal management to preserve working capital and maintain cash flow. Should gold prices continue at these levels during 1998, the Company may have to re-evaluate its new life-of-mine plan for the Joe Mann Mine. It may be necessary to assume lower gold prices than at present which would likely decrease ore reserves and amend the life-of-mine plan and the carrying value of the mine. Campbell will complete the shaft deepening program to access the ore below the 2350 foot level at the Joe Mann Mine during the first half of 1998 at a cost of approximately $5.2 million. Further capital expenditures for underground development at the Joe Mann Mine are currently being analysed to determine whether any can be postponed without negatively impacting future production. These decisions will also take into account the prevailing gold price.

Campbell anticipates 1998 production of 88,000 ounces of gold at a cash cost of approximately US$245 per ounce. Through a re-structuring of its hedge book subsequent to the year end, the Company now has 45,000 ounces of this production hedged through the use of purchased puts at an average of US$327 per ounce of gold.

         Computer based systems are used to a limited extent in parts of the Company's business processes. Campbell is aware of the implications of the year 2000 issue which is the concern that computer programs will create errors because the programs were written using fewer than the four digits required to unambiguously define the applicable year. Campbell believes that the year 2000 issue will not pose a significant problem for the Company as it understands minimal modifications will be required to the off-the-shelf software currently employed. Initiatives with key suppliers will be undertaken during 1998 to address year 2000 compliance of their systems.

         The profitability of the Company is directly influenced by the price of gold, the Company's ability to control its costs and the relative Canadian, US and Mexican foreign exchange rates. The price of gold and the relative exchange rates are volatile and beyond the Company's control although it does engage in some limited hedging from time-to-time to protect against a portion of the volatility.

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





/s/ John O. Kachmar                                 /s/ Paul J. Ireland
-------------------                                 -------------------
John O. Kachmar                                     Paul J. Ireland
President and                                       Vice President, Finance
Chief Executive Officer


                      AUDITORS' REPORT TO THE SHAREHOLDERS


         We have audited the consolidated balance sheets of Campbell Resources Inc. as at December 31, 1997 and 1996 and the consolidated statements of income, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1997 and 1996 and the results of its operations and the cash flows for each of the years in the three-year period ended December 31, 1997 in accordance with generally accepted accounting principles.



KPMG
Chartered Accountants

Toronto, Canada
March 9, 1998

                           CONSOLIDATED BALANCE SHEETS
                                as at December 31
                  (Expressed in thousands of Canadian dollars)

                                                           1997             1996
--------------------------------------------------------------------------------
ASSETS
Current assets
Cash and short-term deposits                          $  41,735        $  55,302
Receivables                                               4,805            8,270
Inventories (note 2)                                      7,250            9,134
Prepaids                                                    995              749
--------------------------------------------------------------------------------
     Total current assets                                54,785           73,455
--------------------------------------------------------------------------------
Other assets (note 3)                                       986            1,271
--------------------------------------------------------------------------------
Natural resource properties (note 4)                    170,256          149,879
Less accumulated depreciation and amortization         (102,145)         (59,307)
--------------------------------------------------------------------------------
                                                         68,111           90,572
--------------------------------------------------------------------------------
     Total assets                                     $ 123,882        $ 165,298
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable                                      $   3,989        $   5,504
Accrued liabilities                                       1,757            2,337
Income taxes payable                                         31               94
--------------------------------------------------------------------------------
     Total current liabilities                            5,777            7,935
--------------------------------------------------------------------------------

Other liabilities                                         1,442              881
Convertible debentures (note 5)                           7,341            7,657
Deferred mining taxes                                     4,198            6,767
Shareholders' equity
Capital stock  (note 6)                                 121,425          118,605
Foreign currency translation adjustment                     408             (248)
Retained earnings (deficit)                             (16,709)          23,701
--------------------------------------------------------------------------------
     Total shareholders' equity                         105,124          142,058
--------------------------------------------------------------------------------
     Total liabilities and shareholders' equity       $ 123,882        $ 165,298
--------------------------------------------------------------------------------


Commitments and contingencies (note 9)

Approved by the Board



          /s/ James D. Beatty
          -------------------
          Director



          /s/ John O. Kachmar
          -------------------
          Director

        See accompanying notes to the consolidated financial statements.

                        CONSOLIDATED STATEMENTS OF INCOME
                         for the Years Ended December 31
      (Expressed in thousands of Canadian dollars except per share amounts)

                                                                              1997           1996            1995
-------------------------------------------------------------------------------------------------------------------
METAL SALES                                                                $  52,635        $67,180         $67,418
-------------------------------------------------------------------------------------------------------------------
EXPENSES
     Mining                                                                   46,681         44,667          43,373
     General administration                                                    3,203          3,064           2,846
     Depreciation and amortization                                             9,587          9,604           8,072
     Exploration                                                               5,315          3,179           1,838
-------------------------------------------------------------------------------------------------------------------
                                                                              64,786         60,514          56,129
-------------------------------------------------------------------------------------------------------------------
Income (loss) from operations before writedown
     and closure costs of natural resource properties                        (12,151)         6,666          11,289
Writedown and closure costs of natural resource properties                    31,684
-------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                                (43,835)         6,666          11,289
-------------------------------------------------------------------------------------------------------------------
Other income (expense)
     Other income (note 7)                                                     2,096          3,595           1,318
     Convertible debenture interest expense                                     (639)          (661)         (1,166)
-------------------------------------------------------------------------------------------------------------------
                                                                               1,457          2,934             152
-------------------------------------------------------------------------------------------------------------------
Income (loss) before taxes                                                   (42,378)         9,600          11,441
Income and mining taxes (recovery) (note 8)                                   (1,968)           588             980
-------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                           $(40,410)        $9,012         $10,461
===================================================================================================================
Earnings (loss) per share (note 6)                                            $(0.27)         $0.06           $0.09
===================================================================================================================

             CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
                         for the Years Ended December 31
                  (Expressed in thousands of Canadian dollars)



                                                                              1997           1996            1995
-------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                 $23,701        $14,689          $4,228
Net income (loss)                                                            (40,410)         9,012          10,461
-------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                      $(16,709)       $23,701         $14,689
===================================================================================================================

        See accompanying notes to the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         for the Years Ended December 31
                  (Expressed in thousands of Canadian dollars)

                                                                                1997           1996            1995
-------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income (loss)                                                           $(40,410)       $ 9,012         $10,461
Items not involving cash
     Depreciation and amortization                                             9,587          9,604           8,199
     Writedown of natural resource properties                                 30,239
     Exploration amortized and written-off                                     4,998          2,599
     Recognition of deferred hedging gains                                                                  (1,603)
     Deferred mining taxes (recovery)                                         (2,569)           358             318
     Other                                                                    (1,289)          (134)          1,328
-------------------------------------------------------------------------------------------------------------------
                                                                                 556         21,439          18,703
Net change in non-cash operating working capital                               2,945         (2,478)         (1,978)
-------------------------------------------------------------------------------------------------------------------
                                                                               3,501         18,961          16,725
-------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Issues of capital stock                                                        2,820         33,565           4,519
Conversion of convertible debentures                                            (611)        (3,006)        (3,998)
-------------------------------------------------------------------------------------------------------------------
                                                                               2,209         30,559             521
-------------------------------------------------------------------------------------------------------------------

INVESTMENT ACTIVITIES
Expenditures on natural resource properties                                  (29,283)       (13,968)        (7,934)
Termination of hedging contracts                                               9,679
Acquisition of Cerro Quema gold project                                                     (13,185)
Mining tax credits received                                                                     669           1,175
Decrease in other assets                                                         165            214             226
-------------------------------------------------------------------------------------------------------------------
                                                                             (19,439)       (26,270)         (6,533)
-------------------------------------------------------------------------------------------------------------------

Effect of exchange rate change on cash
     and short-term deposits                                                     162           (219)         (1,614)
-------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and short-term deposits                          (13,567)        23,031           9,099
Cash and short-term deposits at beginning of year                             55,302         32,271          23,172
-------------------------------------------------------------------------------------------------------------------
Cash and short-term deposits at end of year                                  $41,735        $55,302         $32,271
===================================================================================================================

Changes in non-cash operating working capital
     Receivables                                                              $3,465          $(433)        $(1,190)
     Inventories and prepaids                                                  1,638         (2,997)           (934)
     Accounts payable                                                         (1,515)         1,184           1,032
     Accrued liabilities                                                        (580)          (203)           (739)
     Income taxes payable                                                        (63)           (29)           (147)
-------------------------------------------------------------------------------------------------------------------
                                                                              $2,945        $(2,478)        $(1,978)
===================================================================================================================


        See accompanying notes to the consolidated financial statements.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Tabular amount are expressed in thousands of Canadian dollars)


1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada and, except as described in note 13, conform in all material respects with accounting principles generally accepted in the United States. The principal accounting policies followed by the Company, which have been consistently applied, are summarized as follows:

INTERCORPORATE INVESTMENTS: The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

CASH AND SHORT-TERM DEPOSITS: Cash and short-term deposits includes short-term money market instruments which are highly liquid, intended to be held to maturity and are carried at amortized cost which approximates market. The Company's policy is to invest in highly rated instruments and to limit the amount of credit exposure to any one institution.

INVENTORIES: Mining and milling materials and supplies are valued at the lower of average cost and net replacement cost. Work-in-process is valued at the lower of average production cost or net realizable value. Production costs include direct labour, benefits, supplies and equipment operating costs and maintenance.

NATURAL RESOURCE PROPERTIES: Plant and equipment are recorded at cost with depreciation generally provided either on the unit-of-production method over the estimated economic life of the mine to which they relate or on the straight-line method over their estimated useful lives.

Mining properties and deferred mining expenditures are recorded at cost and are depleted on the unit-of-production method over the estimated economic life of the mine to which they relate. Development costs incurred to expand existing capacity, develop new ore bodies and develop property substantially in advance of production are capitalized.

Exploration expenditures are charged to income in the period incurred except where these costs relate to specific properties for which economically recoverable reserves exist, in which case they are deferred. Significant property payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed.

Mining properties and deferred expenditures are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If estimated future net cash flows expected to result from the use of the properties and their eventual disposition are less than the carrying amount, then these properties are written down to their estimated recoverable amount determined on a non-discounted basis.

SITE RESTORATION: Provisions are established for estimated future costs of site restoration of mining properties, including the removal of production facilities at the end of their useful lives. Costs are based upon estimates of the anticipated method and extent of site restoration to meet current legal and industry standards. These standards are continually changing and the estimated provision is reviewed annually. The amount of the provision is amortized over the estimated life of the underlying asset and the annual charge, determined on the same basis as the amortization of the underlying asset, is included in mining costs.

RECOGNITION OF METALS REVENUE: Gold and copper revenues are recognized at the time of production. Gains and losses on hedging instruments that effectively establish prices for future production are not recognized in income until reflected in sales revenue when the related production is delivered.

CURRENCY TRANSLATION: The U.S. dollar is considered to be the functional currency of the Company's Mexican operations as most of those activities are conducted in U.S. dollars. Accordingly, the Mexican operations are translated from Mexican pesos into U.S. dollars using the temporal method whereby monetary assets and liabilities are translated at the year end rate of exchange and non-monetary assets and liabilities are translated at historical rates of exchange. Exchange gains or losses are included in the determination of earnings. The U.S. dollar financial statements of the Mexican operations are translated into Canadian dollars at the year end rate of exchange for the balance sheet and the average rate of exchange for the year for the statement of income. Exchange gains or losses are included as a separate component of shareholders' equity. The Panamanian operations are translated into Canadian dollars using the temporal method.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenue and expense during the period. Actual results could differ from estimates. During the fiscal periods presented, management has made a number of significant estimates and valuation assumptions, including estimates of the net realizable value of accounts receivable, inventory, the useful lives of capital assets, the recoverability of net resource properties, the future costs associated with environmental and site restoration matters, and the fair value of financial assets and liabilities. These estimates and valuation assumptions are based on current information and management's planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.

COMPARATIVE FIGURES: Certain comparative figures have been reclassified to conform with the current financial statement presentation.

2    INVENTORIES
     -----------------------------------------------------------
                                                 1997       1996
----------------------------------------------------------------
Materials and supplies                         $5,519     $5,813
Work-in-process                                 1,731      3,321
----------------------------------------------------------------
                                               $7,250     $9,134
----------------------------------------------------------------
3    OTHER ASSETS
     -----------------------------------------------------------
                                                 1997       1996
----------------------------------------------------------------
Advances                                       $  590      $ 775
Deferred financing costs                          603        657
----------------------------------------------------------------
                                                1,193      1,432
Accumulated amortization                          207        161
----------------------------------------------------------------
                                                 $986     $1,271
----------------------------------------------------------------

4    NATURAL RESOURCE PROPERTIES
     ------------------------------------------------------------

                                     1997                                   1996
                                 Accumulated                             Accumulated
                               Depreciation and                         Depreciation and
                       Cost      Amortization      Net           Cost    Amortization        Net
                     -----------------------------------       -----------------------------------
Property, plant
  and equipment      $29,239       $14,639       $14,600       $21,883     $11,851         $10,032
Mining properties
  and deferred
  expenditures       122,495        87,506        34,989       121,337      47,456          73,881
Construction in
  progress            18,522             -        18,522         6,659           -           6,659
--------------------------------------------------------------------------------------------------
                    $170,256       $102,145      $68,111      $149,879     $59,307         $90,572
--------------------------------------------------------------------------------------------------

During 1997, as part of its periodic evaluation of the carrying value of its natural resource properties, the Company wrote down the carrying value of its Joe Mann Mine by $28,000,000.

During 1992, the Company entered into agreements under which the Societe Quebecoise d'Exploration Miniere ("Soquem") could earn a 50% interest in the Joe Mann property (excluding the Joe Mann Mine) and in the Company's other properties in the Chibougamau area by incurring specified amounts on exploration on those properties. To July 1, 1997, Soquem had incurred total qualifying expenditures under the previous agreements of $2,548,000 on the Joe Mann property and $2,431,000 on the Chibougamau property. Effective July 2, 1997, the agreements were modified to provide that Soquem spend an additional $1,600,000 on the Joe Mann property and an additional $750,000 on the Chibougamau property from the effective date until June 1, 2002 to earn a 50% interest in each of the properties. At December 31, 1997, Soquem had incurred total qualifying expenditures under the new amendment of approximately $72,000 on the Joe Mann property and $19,000 on the Chibougamau area property.

On January 26, 1996 the Company purchased the right of first refusal to acquire a 100% interest in the shares of Minera Cerro Quema, SA, whose primary asset is the Cerro Quema gold project in Panama. Concurrently the Company exercised the right of first refusal and purchased the shares for US$8,372,000 cash closing on March 4, 1996. The Company paid the former holder of the right of first refusal ("CEMSA") US$250,000 cash and issued 730,000 common shares on closing and an additional US$250,000 cash and 730,000 common shares on February 21, 1997 following approval by the Board of Directors of a positive feasibility study for the Cerro Quema gold project. The aggregate cost of the acquisition, including the cost of reducing the royalty payable to CEMSA from 3.5% to 2% through the issuance of 1,040,000 common shares, and expenses, amounted to $15,598,000 and has been included in natural resource properties.

5    CONVERTIBLE  DEBENTURES
     -----------------------

In July 1994, the Company issued US$11,005,000 of 7.5% Convertible Subordinated Debentures. The debentures are unsecured, bear interest at 7.5% payable in arrears on June 1 and December 1 each year and mature on July 21, 2004. The debentures are convertible at the option of the holder into common shares of the Company at any time prior to maturity at a conversion of US$0.50 per common share. The debentures are redeemable for cash at any time after the fifth anniversary of the date of issue or, at the Company's option, may be redeemed in common shares on the basis of one common share for each US$0.50 of debenture principal being redeemed. The right of the Company to redeem the debentures for cash or common shares is conditional on the average price of the Common Shares exceeding US$0.50 during a period of 20 consecutive days prior to notice of redemption. The Company may, at its option, repay the debenture at maturity by issuing common shares of the Company at the conversion price of US$0.50 per common share.

During 1997, debenture holders converted US$454,000 (1996 - US$2,307,000; 1995 - US$3,107,000) of debenture principal into 908,000 (1996 - 4,614,000; 1995 -
6,214,000) common shares of the Company resulting in a balance outstanding at December 31, 1997 of US$5,137,000 (1996 - US$5,591,000; 1995 - US$7,898,000).

6    CAPITAL STOCK
     -----------------------

a)   AUTHORIZED SHARES

     Preference shares  -  unlimited, issuable in series,
                           without par value
     Common shares  -      unlimited

b)   ISSUED AND OUTSTANDING SHARES (IN THOUSANDS)

                        1997                  1996                  1995
-----------------------------------------------------------------------------
                  Shares    Amount     Shares      Amount     Shares    Amount
Common shares:
Balance at
   beginning
   of year       148,588   $118,605   124,466   $  85,040    117,528   $80,521
Issued:
  Conversion of
   convertible
   debentures        908        611     4,614       3,006      6,214     3,998
  Public issue
   for cash                            18,000      28,585
  Issued to CEMSA
   (Note 4)        1,770      2,071       730       1,256
  Employee
   Incentive Plan
   and Directors'
   Stock Option
   Plan              179        138       778         718        724       521
------------------------------------------------------------------------------
                 151,445   $121,425   148,588    $118,605    124,466   $85,040
==============================================================================

c)   EMPLOYEE INCENTIVE PLAN

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

Options granted under the Directors' and Employee share option plans expire not later than five years from the date on which they were granted and all current options expire on or before August 13, 2002.

Changes in the share options outstanding under the plans are as follows (in thousands):

                                           1997    1996     1995
----------------------------------------------------------------
Balance at beginning of year              7,175   5,090    4,925
Granted                                     450   2,900      900
Exercised                                  (19)    (790)    (585)
Expired                                   (356)     (25)    (150)
----------------------------------------------------------------
Balance at end of year                    7,250   7,175    5,090
================================================================
Average option price at end of year       $1.15   $1.18    $0.95
================================================================
Options exercisable at end of year        6,037   5,319    3,940
================================================================
Average price for options
  exercised during year                   $0.57   $0.82    $0.60
================================================================


d)   COMMON SHARE PURCHASE WARRANTS

As part of a public offering of units consisting of common shares and warrants in February, 1996, the Company issued 9,000,000 warrants which entitle the holder to purchase one common share of the Company for US$1.50 on or before February 26, 1999, all of which remain outstanding at December 31, 1997.

e)   EARNINGS (LOSS) PER SHARE

The weighted average number of common shares outstanding during the year ended December 31, 1997 used to calculate the earnings (loss) per common share amounted to 150,548,000 (1996 - 145,907,000; 1995 - 121,214,000). Outstanding
warrants and options were not dilutive to earnings (loss) per share in any of the periods presented.


7    OTHER INCOME

Other income comprises:

                                           1997    1996      1995
------------------------------------------------------------------
Interest income                        $  1,781  $3,167   $  1,722
Other income                                243     520         69
Currency translation gains (losses)          72     (92)      (473)
------------------------------------------------------------------
                                       $  2,096  $3,595   $  1,318
==================================================================

8    INCOME AND MINING TAXES

a)   GEOGRAPHIC COMPONENTS

The geographic components of income (loss) before taxes is as follows:

                                          1997     1996     1995
----------------------------------------------------------------
Canada                                $(32,729)  $3,089 $  2,371
Mexico                                  (9,101)   6,511    9,070
Panama                                    (548)
----------------------------------------------------------------
                                      $(42,378)  $9,600  $11,441
================================================================


The geographic components of income and mining taxes is as follows:

Current income tax expense:
Canada                                 $     220  $   229  $  246
Mexico                                       381        1     416
-----------------------------------------------------------------
                                             601      230     662
Deferred mining tax expense (recovery)
Canada                                    (2,569)     358     318
-----------------------------------------------------------------
                                       $  (1,968) $   588  $  980
=================================================================

b)   DEFERRED MINING TAXES

The payment of certain mining taxes is deferred due to the recognition of amounts for tax purposes in different periods than for accounting purposes. The principal timing difference is depreciation and amortization.

c)   LOSS CARRY FORWARDS

At December 31, 1997, the Company and its subsidiaries had operating losses for income tax purposes in Canada approximating $1,920,000 and in Mexico approximating $16,042,000 which are available to reduce taxes in future years and expire over the period to the year 2004. In addition, the Company and its subsidiaries had net capital losses for income tax purposes in Canada of approximately $10,600,000 available to apply against future taxable capital gains. The Company's subsidiary has an additional $17,200,000 of net capital loss carry forwards which have not been accepted by the tax authorities. The Company is objecting to the tax authorities' position. The Company also had unclaimed deductions for income tax purposes in excess of carrying values for financial statement purposes in the amount of approximately $59,000,000. The potential future benefit of these tax losses and deductions has not been recognized in these financial statements.

d)   EFFECTIVE TAX RATE

The provision for (recovery of) income taxes varies from the amounts that would be computed by applying the Canadian federal and provincial statutory tax rates of approximately 40% to income before taxes as follows:

                                         1997     1996     1995
----------------------------------------------------------------
Expected income tax provision
  (recovery) using statutory
  income tax rates                    $(16,785)  $4,173   $4,932
Resource allowance                        (167)  (1,800)    (543)
Mining taxes (recovery)                 (2,569)     358      318
Utilization of prior year losses
  carried forward                                (2,922)  (3,666)
Foreign earnings subject to different
  tax rates                                        (687)    (847)
Tax benefit not currently recognized    16,952    1,235      119
Other                                      601      231      667
----------------------------------------------------------------
Income and mining tax provision
  (recovery)                           $(1,968)  $  588   $  980
================================================================

9  COMMITMENTS AND CONTINGENCIES

         a) At December 31, 1997 the Company's subsidiary had sold forward 12,000 ounces of gold for delivery in 1998 under spot deferred contracts at an average price of US$340 per ounce. In addition, the Company had sold calls for 33,200 ounces of gold in 2001 and 20,000 ounces of gold in 2002 at an average of US$440 per ounce. Subsequent to December 31, 1997, the Company purchased puts enabling it to deliver 45,000 ounces of gold during 1998 at an average price of US$327 per ounce. The purchase of the puts was funded by the buy-back of the spot deferred contract and reducing the strike price on the calls to US$350 per ounce of gold. The Company has also sold forward 1,320,000 pounds of copper for delivery in 1998 at an average price of US$0.95 per pound.

         b) At December 31, 1997, the Company's subsidiary had sold forward US$14,000,000 to purchase Canadian dollars during 1998 at an average rate of Cdn$1.3882 to the US dollar.

         c) The Company's Joe Mann Mine is subject to a graduated net smelter return royalty increasing from 1.8% up to a gold price of Canadian $500 per ounce to 3.6% at a gold price of Canadian $625 per ounce.

         d) During 1996, the Company's Mexican subsidiary received import duty assessments following an audit claiming the subsidiary's interest in certain pieces of machinery and equipment with an approximate value of US$2,200,000 and levying taxes, penalties, interest and inflationary adjustments for a further Mexican pesos 9,200,000. On May 26, 1997, the Company received notice that it was successful in its appeal against the assessments and that the Mexican pesos 9,200,000 was not payable. The tax authorities have the ability to issue another tax assessment in connection with their audit but any such assessment must take into account the supporting documentation in the Company's possession that was presented at the appeal. The charge against the assets will be released when the final tax assessment covering this matter is issued by the tax authorities.

         e) During 1991, a subsidiary of the Company entered into a corporate restructuring and financing arrangement ("Arrangement") in which it issued to a group of Canadian financial institutions $38,000,000 of Guaranteed Subordinate Debentures and Notes ("Debentures") and $12,000,000 of Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares ("Preferred Shares"). The Debentures are unsecured, subordinate to all existing non-trade debt and future senior debt, bear interest at varying rates, are repayable upon maturity in 2007, and cannot be prepaid. The Preferred Shares are redeemable at any time at an amount of $240,000 per Preferred Share, rank equally and parri passu with the common shares for dividends when declared, and are retractable in 2007. In order to secure the performance of the Debentures and Preferred Shares the Company's subsidiary entered into an Interest Rate and Currency Exchange Swap Agreement ("Swap Agreement") with a major international bank. The Swap Agreement provides for the conversion of one floating rate interest basis to another and for differences in the timing of payments so as to match the interest payment requirements under the Debentures, repay the Debentures upon maturity and retract the Preferred Shares. All payments are denominated in Canadian dollars. The Company's subsidiary placed Canadian dollar deposits with the counter party to the Swap agreement which deposits have been charged to secure the performance under the Swap agreement. These deposits earn interest at Canadian Bankers Acceptance rates. The Swap Agreement was irrevocably assigned directly to the investors. Accordingly the bank is the primary obligor under the Arrangement.

f) The Company is from time to time involved in various claims, legal proceedings and reassessments for income, mining and other taxes, arising in the ordinary course of business. The Company's current and proposed mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect its employees, the general public and the environment and, to the best of its knowledge, believes its operations are in compliance with all applicable laws and regulations, in all material respects. The Company has made, and expects to make in the future, submissions and expenditures to comply with such laws and regulations. Where estimated reclamation and closure costs are reasonably determinable, the Company has recorded a provision for environmental liabilities based on management's estimate of these costs. Such estimates are subject to adjustment based on changes in laws and regulations and as new information becomes available.

10   PENSION PLAN

The Company maintains a defined benefit pension plan for certain employees which provides benefits based on length of service and remuneration. The most recent actuarial valuation of the plan was as at December 31, 1996. As at December 31, 1997, the estimated projected benefit obligation was approximately $2,659,000 (1996 - $2,271,000) and the market value of assets aggregated $3,410,000 (1996 - $3,555,000).

11   SEGMENTED DATA

The Company's operations consist principally of the exploration, development, mining and processing of precious metals in Canada, Mexico and Panama. The following is a summary of the Company's operations by geographic area:

                                        1997      1996      1995
------------------------------------------------------------------
Revenue:
Canada                             $  35,443    $ 38,226    $ 38,209
Mexico                                17,192      28,954      29,209
--------------------------------------------------------------------
                                   $  52,635    $ 67,180    $ 67,418
====================================================================

Income (loss) from operations:
Canada                             $ (32,476)   $   (152)   $  2,002
Mexico                                (9,541)      6,818       9,287
Panama                                (1,818)
--------------------------------------------------------------------
                                   $ (43,835)   $  6,666    $ 11,289
====================================================================

Identifiable assets:
Canada                             $  40,436    $  70,892   $ 70,279
Mexico                                18,922       25,755     19,880
Panama                                22,784       16,719
Corporate                             41,740       51,932     33,544
--------------------------------------------------------------------
                                   $ 123,882    $1 65,298   $123,703
====================================================================


Corporate assets primarily consist of cash and short-term deposits.


12   FAIR VALUE AND CREDIT RISK DISCLOSURES


At December 31, 1997 the fair value of the Company's convertible debentures was estimated to be $8,810,000 (1996 - $14,500,000) compared to the carrying amount of $7,341,000 (1996 - $7,657,000) based on a quoted price. The carrying amount of cash and short-term deposits, receivables and accounts payable in the consolidated balance sheets approximates fair value.

The fair value of the Company's off-balance sheet financial instruments is based on the notional gain or loss accrued using the market prices on the reporting date and at December 31, 1997 was a gain of approximately $234,000 (1996 - $1,460,000) for the forward gold and copper contracts and a loss of approximately $505,000 (1996 - a gain of $45,000) for the foreign currency contracts.

The Company is exposed to credit-related losses in the event of non-performance by counter parties to financial instruments but does not expect any counter parties to fail to meet their obligations. The Company deals with only highly rated counter parties, normally major financial institutions including banks. The credit risk exposure of derivative instruments is represented by the fair value of contracts with a positive fair value at the reporting date. The credit risk represents the maximum amount that would be at risk if the counter parties failed completely to perform under the contracts.

13 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

                  The reconciliation of net income (loss) determined in accordance with generally accepted accounting principles in Canada to net income (loss) determined under accounting principles which are generally accepted in the United States is as follows:

                                                1997           1996            1995
------------------------------------------------------------------------------------
Net income (loss) for year
  as reported                                $(40,410)       $ 9,012        $ 10,461
Depreciation and amortization (a)              19,061         (1,513)         (2,654)
Deferred income taxes (b)                      (6,083)          (158)          8,586
------------------------------------------------------------------------------------
Net income (loss) for the year
  in accordance with United States
  accounting principles                      $(27,432)       $ 7,341        $ 16,393
====================================================================================
Earnings (loss) per share for the year
  in accordance with United States
  accounting principles
   Basic and fully diluted                   $  (0.18)       $  0.05        $   0.14
====================================================================================

                  Differences between Canadian and United States accounting principles as they affect the Company's financial statements are as follows:

                  a)       DEPRECIATION AND AMORTIZATION

                  Under Canadian accounting principles, depreciation and amortization may be calculated on the unit-of-production method based upon the estimated mine life, whereas under United States accounting principles the calculations are made based upon proven and probable mineable reserves.

                  b)       DEFERRED INCOME TAXES

                  Under Canadian accounting principles income and mining taxes may be accounted for under the deferral method. Under United States accounting principles the asset and liability method (FAS 109) is used, whereby deferred tax assets and liabilities are recognized for the deferred taxes attributable to differences between book value and the tax basis of the Company's assets and liabilities.

                  Significant components of the Company's deferred tax assets and liabilities under United States accounting principles are as follows:

                                                   1997     1996
----------------------------------------------------------------
Noncurrent deferred tax assets:
Natural resource properties                     $32,136  $25,464
Operating loss carry forwards                     6,309    2,989
Other                                             1,352    1,000
----------------------------------------------------------------
                                                 39,797   29,453
Valuation allowance                              38,057   19,799
----------------------------------------------------------------
                                                $ 1,740  $ 9,654
----------------------------------------------------------------


                                                   1997     1996
----------------------------------------------------------------
Current deferred tax liabilities:
Inventory                                       $ 1,679   $3,380

Noncurrent deferred tax liabilities
Natural resource properties                       1,736    2,935
Other                                                61    1,560
----------------------------------------------------------------
                                                $ 3,476   $7,875
----------------------------------------------------------------

Net deferred tax assets (liabilities)           $(1,736)  $1,779
================================================================

The tax loss carry forwards disclosed in note 8(c) and other temporary timing differences giving rise to deferred taxes have been tax effected for purposes of the above disclosure at the tax rate effective in the applicable jurisdiction, that is, 40% for Canada and 34% for Mexico.

c)   STOCK OPTIONS

Beginning in 1996, United States accounting principles allow, but do not require companies to record compensation cost for stock option plans at fair value. The Company has chosen to continue to account for stock options using the intrinsic value method as permitted under Canadian and United States accounting principles. The new United States accounting pronouncement does, however, require the disclosure of pro forma net income and earnings per share information as if the Company had accounted for its employee stock options issued in 1995, 1996 and 1997 under the fair value method. Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for each year; risk free interest rates for 1997 of 5.15-6.30% (1996 - 5.25-5.70%; 1995 -
6.65-6.95%); dividend yields of 0%; volatility factors of the expected market price of the Company's common shares of 55%; and a weighted average expected life of the options of four years.

The weighted average grant date fair values of options issued in 1997, 1996 and 1995 were $0.43, $0.72 and $0.63, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is expensed over the options' vesting period, which is three years in the case of employees and immediately in the case of Directors. For the year ended December 31, 1997, the Company's pro forma net income (loss) and earnings (loss) per share in accordance with United States accounting principles are a net loss of $27,951,000 (1996 and 1995 net income of $6,385,000 and $15,940,000, respectively) and a loss of $0.19 (1996 and 1995 earnings of $0.04 and $0.13, respectively).

d)   STATEMENTS OF CASH FLOWS

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

Included in cash and short-term deposits at December 31, 1997 are investments of $28,097,000 (1996 - $49,427,000; 1995 - $ nil) with maturities on acquisition of greater than 90 days. Under United States accounting principles these investments would not be included in cash and short-term deposits.

For the year ended December 31, 1997, under United States accounting principles the sources of cash from financing activities would be $138,000 (1996 - $29,303,000; 1995 - $521,000) the sources of cash from investing activities would be $3,962,000 (1996 - use of $74,441,000; 1995 - use of $6,533,000) and
there would be an increase in cash and short-term deposits of $7,763,000 (1996 decrease of $26,396,000; 1995 - increase of $9,099,000).

The following additional disclosure requirements are also required:

                                            1997     1996   1995
----------------------------------------------------------------
Cash Taxes Paid                             $695     $565   $751
Cash Interest Paid                          $616     $596   $993

e)   CONTINGENT LIABILITY

Under United States accounting principles the contingent liability disclosed in note 9 (e) would be reflected in the balance sheet. Accordingly, under United States accounting principles total assets and liabilities would increase by $50 million. The increase in assets represents investments (non-current) comprising Canadian dollar payments under the Swap agreement and Canadian dollar deposits with the counter party to the Swap agreement. The liabilities (non-current) represent the Guaranteed Subordinate Debentures and Notes of $38 million and the Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares of $12 million which would be included outside of shareholders' equity.

f)   FOREIGN EXCHANGE CONTRACTS

In accordance with Canadian accounting principles, certain long-term foreign exchange contracts are considered to be hedges of sales revenue denominated in foreign currencies or the cost of goods to be purchased in foreign currencies. Gains and losses related to changes in market values of such contracts are deferred and recognized when the contract is settled as part of sales revenue or the cost of purchased goods as appropriate. Under United States accounting principles, changes in the market value of the contracts would be included in current earnings. The impact of this difference between Canadian and United States accounting principles has not been material during the reporting periods presented.

g)   BALANCE SHEETS

The cumulative effect of the application of United States accounting principles, noted in (a) to (e) above, on the consolidated balance sheets of the Company as at December 31, 1997 and 1996 would be to decrease cash and short-term deposits and increase short-term investments each by $28,097,000 (1996 - $49,427,000), decrease natural resource properties by $14,014,000 (1996 - $33,076,000), increase long-term investments by $50,000,000 (1996 - $50,000,000), increase long-term liabilities by $38,000,000 (1996 - $38,000,000), decrease deferred mining taxes by $2,462,000 (1996 - $8,546,000), increase preferred shares by $12,000,000 (1996 - $12,000,000) and reduce shareholders equity by $11,552,000
(1996 - $24,530,000).

            FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

(Expressed in thousands of Canadian dollars, except for share and exchange rate data)

Year Ended December 31                                   1997         1996         1995         1994          1993
------------------------------------------------------------------------------------------------------------------
Metal sales                                        $   52,635       67,180       67,418       46,940        30,668
Income (loss) from continuing operations           $  (40,410)       9,012       10,461        5,307        (1,743)
Net income (loss)                                  $  (40,410)       9,012       10,461        5,307        (3,493)
Earnings (loss) per share
    -  from continuing operations                  $    (0.27)        0.06         0.09         0.05         (0.02)
    -  Net income (loss)                           $    (0.27)        0.06         0.09         0.05         (0.03)
Total assets                                       $  123,882      165,298      123,703      113,780         91,916
Long-term debt                                     $    7,341        7,657       10,782       15,438              -
Deferred hedging gain                                       -            -            -        1,603          4,809
Shareholders' equity                               $  105,124      142,058       99,554       84,800         79,278
Book value per share                               $     0.69         0.96         0.80         0.72           0.68
Gold production - ounces                              113,000      125,000      120,000       81,000         55,000
Foreign exchange rate - US dollars
   Year end/average                                $ 0.70/0.73    0.73/0.73   0.73/0.73    0.71/0.73      0.76/0.78
   High/low                                        $ 0.75/0.69    0.75/0.72   0.75/0.70    0.76/0.71      0.80/0.74
Shares outstanding (in thousands)
   At year end                                         151,445      148,588     124,466      117,528        117,225
   Weighted average during year                        150,548      145,907     121,214      117,274        106,051
------------------------------------------------------------------------------------------------------------------



                  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
     (Expressed in thousands of Canadian dollars, except per share amounts)

                               1st Quarter     2nd Quarter    3rd Quarter   4th Quarter
---------------------------------------------------------------------------------------
Year ended December 31, 1997
Metal sales                      $ 12,289        13,569        12,979            13,798
Income (loss) from operations    $ (3,260)       (1,773)       (3,650)          (35,152)
Net income (loss)                $ (2,782)       (1,771)       (3,368)          (32,489)
Earnings (loss) per share        $  (0.02)        (0.01)        (0.02)            (0.21)
---------------------------------------------------------------------------------------
Year ended December 31, 1996
Metal sales                      $ 18,397        18,733        16,191            13,859
Income (loss) from operations    $  3,227         2,862           837              (260)
Net income                       $  3,466         3,227         1,465               854
Earnings per share               $   0.02          0.02          0.01              0.01
---------------------------------------------------------------------------------------

                             SHAREHOLDER INFORMATION


         Campbell Resources Inc. common shares are listed on the New York, Toronto and Montreal stock exchanges and trade under the symbol "CCH". The warrants are listed on the New York Stock Exchange trading under the symbol "CCH.ws" and on the Toronto and Montreal stock exchanges trading under the symbol "CCH.wt". Each warrant entitles the holder to purchase one common share of Campbell Resources Inc. for US$1.50 on or before February 26, 1999. There are
9.0 million warrants issued and outstanding.


QUARTERLY TRADING STATISTICS

COMMON SHARE PRICES
--------------------------------------------------------------------------
                        TORONTO STOCK EXCHANGE    NEW YORK STOCK EXCHANGE
                                (CDN$)                     (US$)
                       HIGH    LOW       VOLUME   HIGH    LOW       VOLUME
--------------------------------------------------------------------------
1997
4th Quarter            1.02   0.51    2,311,854   0.75   0.34   34,417,134
3rd Quarter            1.00   0.68    2,348,237   0.81   0.50   15,816,900
2nd Quarter            1.12   0.85    3,595,200   0.81   0.56   14,138,200
1st Quarter            1.30   1.01    3,589,700   1.00   0.75   21,623,200
--------------------------------------------------------------------------
1996
4th Quarter            1.60   1.20    2,454,280   1.25   0.88   10,471,000
3rd Quarter            1.70   1.35    3,342,945   1.25   1.00   12,038,100
2nd Quarter            1.82   1.53    8,256,690   1.38   1.13   16,728,300
1st Quarter            1.98   1.36   16,823,841   1.50   0.94   33,223,300
--------------------------------------------------------------------------

WARRANT PRICES
--------------------------------------------------------------------------
                        TORONTO STOCK EXCHANGE    NEW YORK STOCK EXCHANGE
                                (CDN$)                     (US$)
--------------------------------------------------------------------------
                       HIGH    LOW       VOLUME   HIGH    LOW       VOLUME
--------------------------------------------------------------------------
1997
4th Quarter            0.22   0.05      234,200   0.16   0.05      645,500
3rd Quarter            0.22   0.12      103,500   0.19   0.13      777,200
2nd Quarter            0.38   0.18      352,300   0.31   0.19      302,900
1st Quarter            0.46   0.36      223,100   0.41   0.28      120,100
--------------------------------------------------------------------------
1996
4th Quarter            0.60   0.48      485,500   0.44   0.38      198,300
3rd Quarter            0.62   0.40      902,050   0.56   0.41      342,000
2nd Quarter            0.78   0.50    1,390,550     -      -            -
1st Quarter            0.65   0.40    1,426,100     -      -            -
--------------------------------------------------------------------------

         TRADING BEGAN FEBRUARY 26, 1996     TRADING BEGAN JULY 26, 1996


                                  [LINE GRAPH]
                             [PLOT POINTS TO COME]

TRANSFER AGENT

MONTREAL TRUST COMPANY
151 Front Street West
8th Floor
Toronto, Ontario  M5J 2N1
Phone: (416) 981-9500
Fax: (416) 981-9800

MONTREAL TRUST COMPANY
Place Montreal Trust
1800 McGill College Avenue
Montreal, Quebec
H3A 3K9

CHASEMELLON SHAREHOLDER SERVICES
85 Challenger Road
Overpeck Center
Ridgefield Park, New Jersey
U.S.A.  07660


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

                            SHAREHOLDER INFORMATION



BOARD OF DIRECTORS
--------------------------------------
James D. Beatty (2,3)
Chief Executive Officer
Trinity Capital Corporation

Graham G. Clow
Senior Vice President N.A. Operations
Breakwater Resources Ltd.

Rod P. Douglas (2)
Mining Engineer

John O. Kachmar (1)
President & Chief Executive Officer
Campbell Resources Inc.

James C. McCartney, Q.C. (1,3)
Partner, Law Firm of McCarthy Tetrault

Donald R. Murphy (2)
President, Societe de developpement
de la Baie James

Francis S. O'Kelly
Mining Engineer

G.E. 'Kurt' Pralle (3)
Mining Engineer

James D. Raymond (1)
Private Investor

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee


LEGAL COUNSEL
--------------------------------------
McCarthy Tetrault
Toronto, Ontario


AUDITORS
--------------------------------------
KPMG
Toronto, Ontario


PRINCIPAL SUBSIDIARIES
--------------------------------------
Meston Resources Inc. (Quebec, Canada)

Oro de Sotula, S.A. de C.V. (Mexico)
Dr. Guillermo Salas Piza, Chairman

Minera Cerro Quema, S.A. (Panama)

OFFICERS AND SENIOR MANAGEMENT
--------------------------------------
James C. McCartney, Q.C.
Chairman of the Board

John O. Kachmar
President and Chief Executive Officer

Paul J. Ireland
Vice President, Finance

Lorna D. MacGillivray
Vice President, Secretary and General Counsel

William S. Hamilton
Manager, Exploration Santa Gertrudis

Steven Dawson
Manager, Investor Relations

Gary A. Cohoon
Consulting Exploration Geologist



OPERATIONS
--------------------------------------
Joe Mann Mine
Meston Resources Inc.
Phone: (418) 745-2537
Fax: (418) 745-3238
Alain Coulombe, General Manager

Santa Gertrudis Mine
Oro de Sotula S.A. de C.V.
Phone: (52-631) 85099
Fax: (52-631) 81141
Dave Loder, General Manager

Cerro Quema Project
Minera Cerro Quema, S.A.
Phone: (507) 995-8293
Fax: (507) 995-8295
George J. Simchuk, Vice President
and General Manager



CORPORATE HEAD OFFICE
--------------------------------------
CAMPBELL RESOURCES INC.
120 Adelaide Street West
Suite 1910
Toronto, Ontario
Canada  M5H 1T1
Phone: (416) 366-5201
Fax: (416) 367-3294
e-mail: cchgold@aol.com




Production: Walter J. Mishko & Co. Inc.
Design:     Kirkwood Communications Inc.
            Printed in Canada on re-cycled paper
            using vegetable based inks