Form 10-K405, Exhibit 13
period 1998-12-31
CAMPBELL RESOURCES INC /NEW/
filed 1999-03-31
CIK 718053

                                                       [LOGO] Campbell
                                                              Resources Inc.

                                                              1998 Annual Report

                                [PHOTO OMITTED]

                                 [MAP OMITTED]

                               Corporate Profile
--------------------------------------------------------------------------------

   Campbell Resources Inc. is a gold mining and exploration company. In 1998, Campbell produced 82,400 ounces of gold from the Joe Mann Mine in Quebec,
Canada, and the Santa Gertrudis Mine in Sonora, Mexico. The Santa Gertrudis Mine
 temporarily ceased mining in December 1997 and is now focussed on exploration.
  Campbell also owns the Cerro Quema development stage gold project in Panama, which is currently awaiting higher gold prices before development continues.

 Campbell operates in a financially responsible manner and as a consequence has maintained a strong balance sheet with cash and short-term deposits of $41.5 million and negligible debt. Continuing with this philosophy, Campbell is selectively developing its existing assets and continuing to search for quality gold investment opportunities.

Campbell's common shares are listed on the New York, Toronto, and Montreal stock exchanges, trading under the symbol "CCH".

--------------------------------------------------------------------------------

                           Forward-Looking Statements

Certain information contained in this report contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Company's current Annual Report on Form 10-K for the year ended December 31, 1998. Such factors include, but are not limited to: differences between estimated and actual ore reserves; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and ore reserves of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

------------------------------
[LOGO] Campbell Resources Inc.
------------------------------

      Highlights
----------------

o Maintained a strong balance sheet with a cash position of $41.5 million and working capital of $45.7 million

      Joe Mann Mine
-------------------------------------------------------------------------------
o     Produced 70,100 ounces at a cash operating cost of US$257 per ounce

o Completed the shaft deepening project at a cost of $13.1 million compared to a budget of $14.5 million

o     Discovered new high grade ore zone that is open on strike and at depth

o Implemented a new long-term mine plan that increases the number of mine work days per year by 45% and reduces the cash operating costs to US$245 per ounce

      Santa Gertrudis Mine
-------------------------------------------------------------------------------
o Discovered the 4.0 by 2.0 kilometre San Enrique gold-in-soil geochemical anomaly

o Initiated acquisition of the Roca Roja property, a highly prospective area with a short-term potential to host at least 100,000 ounces

      ($in thousands except per share amounts)  1998            1997            1996
      --------------------------------------------------------------------------------

      Metal sales                            $  36,388          52,635         67,180
      Net income (loss)                      $ (20,848)        (40,410)         9,012
      Cash flow from operations              $     411             556         21,439
      Exploration expenditures               $   2,803           4,659          7,220
      --------------------------------------------------------------------------------

      Working capital                        $  45,689          49,008         65,520
      Cash and short-term deposits           $  41,493          41,735         55,302
      Total assets                           $ 102,777         123,882        165,298
      Shareholders' equity                   $  87,469         105,124        142,058
      Shares outstanding (000's)               154,686         151,445        148,588
      --------------------------------------------------------------------------------

      Per share - Earnings (loss)            $   (0.14)          (0.27)          0.06
                - Cash flow                  $      --              --           0.15
      --------------------------------------------------------------------------------

      Gold Production (ounces)
      --------------------------------------------------------------------------------
            Joe Mann                            70,100          73,500         70,400
            Santa Gertrudis                     12,300          39,200         54,400
      --------------------------------------------------------------------------------
            Total gold production               82,400         112,700        124,800
      --------------------------------------------------------------------------------

      Cash operating cost per ounce (US$)    $     255             288            252
      Gold revenue per ounce (US$)           $     304             336            396
      --------------------------------------------------------------------------------

                  In this report, unless otherwise indicated,
              all monetary amounts are stated in Canadian dollars.

------------------------------
[LOGO] Campbell Resources Inc.
------------------------------

                   Report
      TO THE Shareholders
-------------------------

      Historically low gold prices continued to have a negative impact on the gold mining industry and Campbell Resources in 1998. The gold price averaged US$294 per ounce in 1998. A combination of speculative short selling and the continued perceived threat of central bank sales have dominated the markets. The gold price failed to respond to what would normally be considered bullish factors including the falling US dollar, the covering of hedge fund short positions and some renewed investor demand for gold.

      Surprisingly, these low gold prices have failed to stem world gold production, in fact it continues to increase. The biggest supply response will likely be in the future as reduced exploration and development budgets take effect. Many gold producers have been living off hedge positions established in better times and from a reduction in cash operating costs. Weak local currencies in Australia, South Africa and Canada have also helped maintain, to some extent, the gold price in those currencies.

      Campbell has responded to this environment by continuing to apply financial discipline in its operations. At the Joe Mann Mine this is evidenced by the completion of the shaft sinking project approximately $1.4 million under budget and by the new Mine Plan which has the mine operating seven days a week instead of the five days a week it has worked since start-up. The Santa Gertrudis Mine ceased uneconomic mining to focus on exploration and the Cerro Quema project was put on a care and maintenance basis awaiting higher gold prices. This discipline has enabled the Company to maintain its strong clean balance sheet with cash at the year end of $41.5 million.

Financial and Operating Results

      In 1998, Campbell reported a loss from operations of $10.1 million and, after a $12.5 million writedown in the carrying value of its mining interests, a net loss of $20.8 million, or $0.14 per share compared to a loss of $40.4 million or $0.27 per share in 1997. Cash flow from operations was $0.4 million compared to $0.6 million in 1997.

      Gold production of 82,400 ounces in 1998 decreased from the 112,700 ounces produced in 1997 as a result of the cessation of mining operations at Santa Gertrudis in early December 1997.

      Cash operating costs in 1998 were US$255 per ounce of gold produced compared with US$288 per ounce a year earlier. Campbell's realized gold revenue of US$304 per ounce in 1998 is US$10 above the average COMEX market price for the year of US$294 as a result of hedging activities. This compares to realized gold revenue of US$336 per ounce in 1997.

Joe Mann Mine - Quebec, Canada

      The Joe Mann Mine in northwestern Quebec experienced a number of significant developments during 1998. On the operating side, gold production was 70,100 ounces at a cash cost of US$257, down marginally from the 73,500 ounces at a cash cost of US$264 per ounce, produced in 1997. The lower gold production was primarily attributable to lower mill head grades which decreased from 0.300 ounces gold per ton in 1997 to 0.252 ounces gold per ton in 1998. Mill recoveries have however steadily increased reaching 94.3% in 1998 compared with 93.9% a year earlier. Since 1993, recoveries have improved by 3% resulting from circuit improvements to the mill process in 1994 and efforts by the mill technical staff.

      The project to deepen the No. 2 mine shaft by almost 1,100 feet was completed at a total cost of $13.1 million, approximately $1.4 million under budget. The shaft now extends to a depth of more than 3,700 feet below the surface.

      During the course of 1998, senior management and mine staff completed a re-evaluation of the long-term mine plan at Joe Mann. The new long-term mine plan calls for the immediate full development of six new levels between the 2350 level, currently the lowest level of mining, and the shaft bottom at 3,700 feet. This development will provide access to reserves of 1.8 million tons of ore at an average grade of 0.258 ounces gold per ton. Over the next six years, Joe Mann is expected to produce more than 425,000 ounces of gold. The cash operating cost is expected to average US$245 per ounce down from US$260 per ounce figure previously forecast. Similarly, the total cash cost, which includes all development and sustained capital expenditures, will also drop from US$285 per ounce to US$270 per ounce. This will likely be further reduced once the new ore zone is better defined and incorporated into the long-term mine plan.

      The new ore zone is situated between the Main Zone and the North Zone, 1,000 feet east of the shaft and has, to date, been defined between the 2350 and 2575 levels. It has a strike length of 425 feet and a down-dip extension of at least 175 feet and remains open to the east and at depth. The initial crosscut driven to examine the zone intersected high-grade mineralization with a true width of 39.2 feet averaging 0.293 ounces gold per ton. Historically, mine widths at Joe Mann have been approximately 6 feet. Diamond drilling has continued to intersect high-grade mineralization over substantial widths. Management is confident that with this wider zone, we will be able to mine the zone with greater productivity thus lowering the cash operating costs further. In addition, excess hoist and mill capacities will enable us to increase annual gold production from the Joe Mann Mine. Production from the new zone will come on stream during the second half of 1999. Work is continuing to better define this new discovery and to test its extensions both down-dip and along strike.

Santa Gertrudis Mine - Sonora, Mexico

      Through the continued leaching of the heaps, the Santa Gertrudis Mine produced approximately 12,300 ounces at a cash operating cost of US$242 per ounce in 1998. Santa Gertrudis is expected to produce a minimal amount of gold in the first quarter of 1999 from the current leaching process.

      Since mining was initiated at Santa Gertrudis, the property has produced approximately 300,000 ounces of gold and the potential to find additional oxide mineralization within the 227 square kilometre property is considered to be excellent. In the first half of 1998, exploration was focused on the Greta area situated approximately 7 kilometres southeast of the area of past mining. The Greta area presently has a geological resource of approximately 150,000 ounces; however, at current gold prices, this resource would be difficult to mine profitably. As a result Campbell's exploration team shifted its focus to other areas.

      In May 1998, Campbell became aware that the property adjoining the mine district was for sale. The majority of this property is underlain by the same favourable geology which hosts the deposits previously mined by Campbell at Santa Gertrudis. Given the promising geology and proximity to the existing infrastructure, Campbell has been in discussions with Minera Roca Roja and subsequently its trustee in bankruptcy. Discussions are continuing. Campbell has prepared a program of preliminary geological work and intends to carry out a drill program on several highly prospective targets on the Roca Roja property that are contiguous with, or extensions of, deposits previously mined at Santa Gertrudis as soon as an acquisition is completed.

      In addition to the extensions of previously mined deposits, structural mapping has identified a low angle fault which extends from the mine district to the northwest through the Roca Roja claims and back onto the Santa Gertrudis property. Current geological interpretation indicates that the block of ground which hosts the Santa Gertrudis deposits has moved to the southwest along this fault. By reconstructing the displacement along this fault, it may be possible to find the roots of the Santa Gertrudis deposits on the newly acquired ground. Similarly, it may be possible to find the upper portions of the deposits previously mined on the Roca Roja property. Other structural targets related to faulting and folding are also apparent and remain to be tested.

      Our knowledge of the geology of the mine district, coupled with our nearby existing infrastructure and the lack of any significant systematic exploration on these claims, makes them excellent targets for the development of 100,000 ounces of reserves in the near term. Significant potential exists to develop other reserves on the remainder of the purchased claims. Campbell's target, in the short term, is to delineate approximately two years worth of production, or 150,000 ounces of mineable reserves, before mining can recommence.

      Soil sampling in 1998 resulted in the discovery of the 4.0 by 2.0 kilometre San Enrique gold-in-soil geochemical anomaly situated approximately
7.0 kilometres south of the mine district. Gold-in-soil values ranged up to 10.0 grams gold per tonne while limited mapping and rock sampling returned values of up to 78.1 grams gold per tonne. The anomaly still remains open to the southwest. A significant exploration program involving mapping, trenching and drilling is scheduled to begin in April 1999, once surface access is secured through the issuance of a temporary occupation order by the Mexican government.

------------------------------
[LOGO] Campbell Resources Inc.
------------------------------

Personnel and Acknowledgements

      Campbell's technical and management teams have once again demonstrated their abilities in improving the Company's performance. From the discovery of a new ore zone at the Joe Mann Mine, the development and implementation of a new long-term mine plan, through to the continuing improvement in recoveries at the mill, employees at the Joe Mann Mine are to be congratulated. We also wish to acknowledge the contribution made by Le Syndicat de Travailleurs-euses de la Mine Meston and Les Metallurgistes Unis d'Amerique who have supported the introduction of a seven day per week work schedule and agreed to extensions of the collective agreements until 2001. With these changes, necessitated by historically low gold prices, we believe Joe Mann Mine's operation is secure through this period of expected low gold prices.

      Exploration efforts by our geologists at the Santa Gertrudis property has been successful in delineating resources in the Greta area. Exploration is continuing in other areas and, with the increased understanding of the geology of the property.

      We are proud of our 300 employees, whose skills, dedication and enthusiasm not only provide the foundation for the Company but also determine the direction and growth of the Company in the future. We will continue to endeavour to add value to current and future mining projects and to conduct business responsibly in a manner designed to protect our employees and the natural environment.

Outlook and Growth Strategy

      In 1999, Campbell will continue to operate in a financially responsible manner while developing its existing assets. We will also continue to examine and evaluate opportunities for acquisition and/or merger.

      The discovery of a significant new ore zone at the Joe Mann Mine and the adoption of the new long-term mine plan with its increased work schedule and labour agreements, will result in improved productivities and lower cash operating costs that will see the Joe Mann Mine operations continue beyond 2004.

      At the Santa Gertrudis Mine, we will focus on exploration programs to evaluate the immediate mine area and highly prospective Roca Roja property and the major San Enrique gold-in-soil geochemical anomaly. Management is confident that these programs will lead to the resumption of mining operations at Santa Gertrudis during the second half of1999.

      We are confident that a program of focused exploration, prudent capital and exploration expenditures and the ultimate acquisition of a compatible, high-quality asset will see Campbell grow to become an intermediate-sized, profitable gold producer.


/s/ James C. McCartney

James C. McCartney
Chairman of the Board


/s/ John O. Kachmar

John O. Kachmar
President & Chief Executive Officer

Toronto, Ontario
March 19, 1999

--------------------
Review of Operations
--------------------

      Joe Mann
          Mine

QUEBEC, CANADA

                                [PHOTO OMITTED]

                                 [MAP OMITTED]

Overview

      The Joe Mann Mine is a high-grade underground gold mine located approximately 350 miles north of Montreal in the province of Quebec, Canada. The mine has been in continuous production since 1987. It has produced approximately 900,000 ounces of gold and currently has geological and mineable reserves of approximately 800,000 ounces and 500,000 ounces, respectively.

      The Joe Mann Mine is located within the Abitibi greenstone belt, which is one of the world's most prolific gold producing regions, hosting over 250 mines. Joe Mann is a vein-type deposit with gold-copper mineralization hosted by quartz veins within a number of laterally continuous shear systems. To date, the deposit has been mined along a 3,000 foot strike length, to depths of 2,350 feet. Once development of the six new levels below the 2350 level is completed, an additional 1,300 foot vertical extent of ore will be made accessible. Mineralization at the Joe Mann Mine remains open at depth.

------------------------------
[LOGO] Campbell Resources Inc.
------------------------------

      Mining is predominantly carried out using the shrinkage stope mining method. Ore is then processed at the Company's mill facilities, where gold is recovered through gravity and cyanidation circuits, and a gold and copper concentrate is produced from a flotation circuit.

Operating Results

      Cash operating costs fell 2.7% from US$264 per ounce in 1997 to US$257 per ounce in 1998 while gold production decreased by 4.6% from 73,500 ounces in 1997 to 70,100 ounces in 1998. The decrease in production is primarily attributable to lower mill head grades which fell from 0.300 ounces gold per ton in 1997 to
0.252 ounces gold per ton in 1998. Mill recoveries increased to 94.3% in 1998 compared to 93.9% in 1997, which are above the

Production Statistics                         1998           1997           1996
================================================================================
Tons Milled                                299,000        266,000        266,000
Gold Grade              (oz./ton)            0.252          0.299          0.290
Copper Grade            (%)                  0.243          0.280          0.302
Gold Recovery           (%)                   94.3           93.9           93.2
Copper Recovery         (%)                   94.2           96.3           96.3
Gold Production         (oz.)               70,100         73,500         70,400
Copper Production       (000's lbs)          1,316          1,367          1,473
Cash Operating Cost
  per Ounce Gold (US$)                         257            264            272

Reserves
================================================================================
Mineable Ore Reserves (1)
--------------------------------------------------------------------------------
Proven and Probable
  - tonnage                                516,590        553,000       727,000
  - gold grade                (oz./ton)      0.229          0.238         0.268
  - copper grade              (%)            0.243          0.270         0.260
  - contained oz. gold (2)                 118,400        131,700       194,900
Possible (3)
  - tonnage                              1,462,000      1,417,000     1,546,000
  - gold grade                (oz./ton)      0.255          0.267         0.273
  - copper grade              (%)            0.250          0.260         0.259
  - contained oz. gold (2)                 372,900        378,200       422,500

Diluted Geological Reserves
--------------------------------------------------------------------------------
Proven and Probable
  - tonnage                                729,000        879,000       969,000
  - gold grade                (oz./ton)      0.210          0.225         0.249
  - copper grade              (%)            0.223          0.240         0.250
  - contained oz. gold (2)                 153,300        197,900       241,300
Possible (3)
  - tonnage                              2,520,000      2,461,000     2,647,000
  - gold grade                (oz./ton)      0.261          0.264         0.259
  - copper grade              (%)            0.240          0.250         0.240
  - contained oz. gold (2)                 657,800        649,600       685,600

(1) Mineable reserves at December 31, 1998 have been calculated based on a gold price of US$325 per ounce. Mineable reserves at December 31, 1997 and 1996 were based on a gold price of US$375 per ounce.

(2)   Actual recovered ounces will depend on metallurgical recovery rates.

(3) The possible category includes material based largely on assumed continuity or repetition for which there are reasonable geological indications but for which there are limited samples and measurements.

industry average. Since 1993, the year before improvements to the mill were made, recoveries have increased from 91% to the current 94.3% level. The increase in recoveries was due to continuing mill circuit modifications and the work of the mill staff in fine-tuning the process.

      The Joe Mann Mine also produces copper and silver as a by-product. Production of copper in 1998 was 1.3 million pounds, slightly lower than the 1.4 million pounds produced in 1997. Silver production decreased to 24,200 ounces in 1998 compared to 27,500 ounces in 1997.

Long-Term Mine Plan

      Following the successful completion of the shaft deepening program in July 1998 at a cost of $13.1 million, approximately $1.4 million less than budgeted, Campbell considered various alternatives for the further development of the mine. The long-term plan that was finally adopted calls for the immediate full development of all six levels between the 2350 level, which is currently being mined, and the shaft bottom at 3,700 feet. The plan is expected to have significant economic benefits for the Company including reduced cash operating costs.

                               [GRAPHIC OMITTED]

  [The following table was depicted as a bar graph in the printed material.]

                                    95           96           97           98
Gold Production                     64.5         70.4         73.5         70.1
(thousands of ounces)

Cash Operating Cost                284          272          264          257
(US$ per ounce)

Gold Reserves                      916.7        926.9        847.5        811.1
(thousands of ounces)

--------------------
Review of Operations
--------------------

3-D Model of the Joe Mann Mine

                                 [MAP OMITTED]

      The plan envisages mining approximately 1.8 million tons of ore at an average grade of 0.258 ounces gold per ton to produce more than 425,000 ounces of gold over the next 6 years. The average cash operating cost is forecast to decrease to US$245 per ounce, compared to a cash operating cost of US$260 as previously forecast. The total cash cost, including all development and sustained capital expenditures, will also decrease to US$270 per ounce from US$285 per ounce. Additional increases in gold production and lower cash operating costs are expected once the impact of the new ore zone, discussed in detail below, is taken into account.

      In addition to ore from the Main and South Zones, which are situated east of the production shaft, the plan includes initial production from the West Zone between the 1650 and 1825 levels of the mine. Further exploration and development in the West Zone is contemplated above the 2350 level with an expected increase in reserves. Results from three raises completed between the 1650 and 1300 levels indicate the continuous presence of additional ore above the 1650 level.

      A key component of the plan includes the adoption of a 7 day per week mining schedule as compared to the current 5 day per week schedule and the elimination of the 2 week summer shut-down. The net effect will be to increase the number of days of mining from 237 days per year to 347 days per year. Due to the excess mill capacity, the mill will operate an average of 260 days per year.

      The unions, representing the hourly mine and mill workers, support the implementation of the new work schedule and management has been successful in arranging extensions to the current labour agreements to December 2001.

Exploration Results from the 2575 Level

      Early exploration on the 2575 level, initiated in the fall of 1998, encountered impressive results approximately 1,000 feet east of the shaft. A crosscut driven at 1100E to investigate results from three earlier holes drilled from the 2350 level intersected a zone of high-grade mineralization with a true width of 39.2 feet averaging 0.293 ounces gold per ton. Historically, mine widths at Joe Mann have been approximately 6.0 feet. This new ore zone is situated approximately 200 feet north of the Main Zone and approximately 40 feet south of the North Zone. Drilling to test a 475 foot section of the zone between 975E and 1450E and the 2350 and 2575 levels is ongoing.

      At present, it is thought that the mineralization of the new ore zone is spatially and genetically related to a large quartz-feldspar porphyry dyke. There are two limbs of high-grade ore mineralization which occur at the northern and southern contacts between the porphyry dyke and a sheared gabbro.

------------------------------
[LOGO] Campbell Resources Inc.
------------------------------

                                [PHOTO OMITTED]

      Mineralization within the new ore zone is similar to ore found in the Main Zone and contains up to 15% sulphides within quartz veins. In addition, there are numerous occurrences of visible gold. Development of the 2575 level is continuing to determine the eastern extent of mineralization of the new ore zone. In addition, crosscuts are also being driven on the 1100E and 1300E sections of the 2575 level to enable drilling to test the new zone below the 2575 level.

      While the extent and grade of the new ore zone are not fully known, early estimations indicate the zone contains a mineable reserve between the 2350 and 2575 levels of approximately 140,000 tons averaging 0.312 ounces gold per ton. Mine management expects to mine some of this reserve beginning in the second half of 1999 using cut and fill methods. It is estimated that the new zone will contribute approximately 8,000 ounces to this year's gold production, increasing thereafter.

      Lateral development is being carried out on the 2750, 2925 and 3100 levels and it is expected that within two months the 2750 level will have advanced to the projected depth of the new ore zone enabling further definition drilling of the zone.

      As a result of the discovery of the new ore zone, forecast gold production has been increased to 78,000 ounces in 1999, up from the previous projection of 70,000 ounces. Total cash operating costs are estimated to be US$250 per ounce.

--------------------
Review of Operations
--------------------

Santa Gertrudis
           Mine

 SONORA, MEXICO

                                [PHOTO OMITTED]

                                 [MAP OMITTED]

Overview

      The Santa Gertrudis Mine is an open pit heap leach operation situated approximately 240 kilometres south of Tucson, Arizona in the state of Sonora, Mexico. The Santa Gertrudis Mine was in continuous production from 1991 until 1997 and produced approximately 300,000 ounces of gold during this time period. Since Campbell's acquisition of the property in mid-1994, it has produced more than 177,000 ounces at an average cash operating cost of US$249 per ounce.

      Ore deposits mined at Santa Gertrudis have strong geological similarities to the prolific gold mines found within the Carlin Trend in Nevada. The Santa Gertrudis orebodies are preferentially hosted by silty carbonate rocks, but have a strong element of structural control. The gold mineralization is finely disseminated with ore grades typically averaging 2.0 grams of gold per tonne (g/t gold). The ore is completely oxidized and amenable to the low-cost heap leach gold extraction method.

------------------------------
[LOGO] Campbell Resources Inc.
------------------------------

Operating Results

      In 1998, Santa Gertrudis produced 12,300 ounces of gold at a cash cost of US$242 per ounce compared to the production of 39,200 ounces at a cash operating cost of US$333 per ounce in 1997. Gold production in 1998 was the result of continued application of solutions to the heaps on the leach pads. This process was completed in December 1998.

Production Statistics                                     1998           1997
================================================================================
Tonnes mined (ore+waste)                                      --      7,432,000
Tonnes ore mined                                              --      1,021,000
Strip Ratio                                                   --           6.28
Gold Grade               (grams/metric tonne)                 --           1.71
                         (oz./ton)                            --           0.05
Gold Recovery            (%)                                  --           69.5
Gold Production          (oz.)                            12,300         39,200
Cash Operating Cost
  per Ounce Gold (US$)                                       242            333

Mineral Resources
================================================================================
Possible (1)
--------------------------------------------------------------------------------
  - tonnage              (metric tonnes)               1,992,000      2,422,000
  - gold grade           (grams/metric tonne)               2.08           2.00
                         (oz./ton)                         0.059          0.058
  - indicated gold       (oz.)                           133,000        155,700

(1) Diluted geological resources - The possible category includes material based largely on assumed continuity or repetition for which there are reasonable geological indications but for which there are limited samples and measurements.

Exploration

      In 1998, the Company continued to conduct exploration involving mapping, rock and soil geochemical sampling, trenching and drilling in an effort to define resources and reserves outside the area of past mining activity. This effort led to the delineation of a geological resource contained in five deposits within the Greta area, approximately 7 kilometres southeast of the mine district. Because the Greta area is situated some distance from the mine infrastructure and with gold prices at historic lows, this resource of 1.8 million tonnes averaging 2.4 g/t gold, or 150,000 ounces, is presently uneconomic. Should the gold price improve, exploration will resume in the area to establish mineable reserves.

      Ongoing regional exploration led to the discovery of the San Enrique anomaly, a large soil geochemical anomaly with great potential situated approximately 7 kilometres south of the mine district.

      In May 1998, Campbell commenced discussions to acquire the former gold producing Roca Roja property. Discussions are continuing with the trustee in bankruptcy of Minera Roca Roja. The Roca Roja property has the potential to host reserves which could be

Location Map

                                 [MAP OMITTED]

developed in the near term given its proximity to the existing mine infrastructure. Campbell is confident that exploration completed in the short-term will delineate mineable reserves that will sustain mining operations for at least two years.

      In 1998, $2.3 million was spent on exploration at Santa Gertrudis. The initial phase of exploration for 1999, covering the first 3 to 4 months, has been budgeted at $750,000. Additional funds will become available as results warrant. Efforts will focus on the Roca Roja property and the adjacent mine district, and the San Enrique soil geochemical anomaly.

The Roca Roja Property and the Mine District

      Following the decision to re-focus exploration outside of the Greta area, Campbell began assessing the possibility of acquiring certain claims north, east and west of the Santa Gertrudis property. As a result of this assessment, Campbell initiated discussions with Minera Roca Roja, a former gold producer, to purchase its mineral claims totalling approximately 900 hectares. Preliminary investigations suggest the potential to find 100,000 ounces of reserves in the short-term on the Roca Roja property is excellent.

      The majority of the Roca Roja property is underlain by the same stratigraphy as that which hosts the deposits of the mine district. Many of the previously mined deposits extend north to the Santa Gertrudis property border and appear to extend into the claim

--------------------
Review of Operations
--------------------

Geology of Santa Gertrudis Mine District and Roca Roja Property

                                 [MAP OMITTED]

area. Recent geological investigations support this idea as it is apparent that the Lola-La Peque structure, a large shear zone discovered earlier, extends beyond the Santa Gertrudis property onto the Roca Roja property. This shear zone, now referred to as the La Peque-Escondida structure, has currently been identified over a strike length of 4 kilometres, of which the eastern 1.5 kilometres is called the Escondida target. Where it is exposed, the shear zone varies from 9.0 to 11.4 metres in width and one trench has returned a value of
1.7 g/t gold over 10.5 metres. Re-evaluation of the La Peque and Lola targets in conjunction with additional trenching and preliminary drilling at Escondida will be completed to examine the potential of this significant structure.

      Approximately 1 kilometre south of Escondida, limited mapping on the Roca Roja property has identified a southwest striking, southeast dipping structure, the Veronica shear, that bears similarities to the La Peque-Escondida structure.

      The Veronica shear, which hosts the Veronica target, has a strike length of at least 1 kilometre which represents the displaced extensions of the El Carmen-Mirador-Melissa Northwest zones. These zones are spatially associated with the Veronica shear, which represents a feeder structure. The Veronica target has been tested with two preliminary trenches spaced 60 metres apart. The first trench uncovered an altered limestone and siltstone package and returned a value of 1.86 g/t gold over 3.2 metres. A second trench, 60 metres southeast of the first, returned values of 1.09 g/t gold over 3.1 metres, and 1.54 g/t gold over 1.3 metres.

      A second structure parallel to bedding, the Veronica Northwest target, is situated approximately 750 metres northwest of the Veronica shear and is a high-priority exploration target. Grab samples from this target returned values ranging up to 5.29 g/t gold and follow-up channel sampling returned a value of
2.11 g/t gold over 2.3 metres.

------------------------------
[LOGO] Campbell Resources Inc.
------------------------------

      Approximately halfway between the La Peque-Escondida structure and the past producing pits of the mine district is the southeast trending Real Viejo shear. The shear consists of two sub-parallel, steeply dipping faults 35 metres apart which cut siltstones, sandstones and conglomerates. The faults are characterized by 10 metre wide zones of strong silica-hematite alteration with abundant quartz veining. Grab samples from the faults have assayed up to 2.046 g/t gold. Trenching is expected to begin shortly.

      During 1998 the potential acquisition of the Roca Roja ground resulted in a resurgence of exploration in and around former targets with remaining resources in the mine district.

      The Melissa Northwest target is one area of particular interest. It is an extension of the Hilario, a previously mined deposit. The Melissa Northwest target extends to Santa Gertrudis' property boundary and is likely to extend beyond into the newly acquired claims. Recent drilling from Melissa Northwest returned assays of 1.655 g/t gold over 6.0 metres including 2.099 g/t gold over
4.5 metres and a second interval which averaged 1.605 g/t gold over 22.5 metres. There is strong geological evidence that the structure which hosts Melissa Northwest could extend beyond the property boundary and be related to the El Carmen and Mirador targets on the Roca Roja property.

      In addition to the faults, shear zones and targets discussed above, recently completed structural mapping has identified a low angle normal fault, known as the El Carmen fault, which runs through the Santa Gertrudis property and the newly acquired claims. It is thought by reconstructing the displacement along the fault, it may be possible to find the roots of the Santa Gertrudis deposits on the Roca Roja property. Similarly, it may be possible to find the upper portions of the deposits previously mined on the Roca Roja property. Other structural targets on the Roca Roja property related to faulting and folding are also apparent and remain to be tested.

San Enrique Soil Geochemical Anomaly

      In 1998, as part of an ongoing regional soil geochemical survey, a gold-in-soil geochemical anomaly was defined south of the mine district. Presently, the anomaly has a north-south strike length of 4.0 kilometres, is approximately 2.0 kilometres wide and remains open to the southwest.

      Within the San Enrique anomaly, four strongly anomalous zones are present. The core of the anomaly is a zone 750 metres in length with soil sample values ranging from 0.1 to 2.49 g/t gold. A second zone lies 1 kilometre north-northwest of the core of the anomaly and coincides with an area of quartz-pyrite veined felsic dykes. Rock samples returned values of up to 6.026 g/t gold over 0.8 metres. The third strongly anomalous zone is 150 metres north-northwest of the core of the anomaly and has soil sample values of up to
2.1 g/t gold. The fourth zone is situated approximately 2 kilometres south of the core of the anomaly with soil values greater than 10.0 g/t gold. Rock grab samples from the San Enrique anomaly have assayed up to 78.1 g/t gold.

San Enrique
Soil Geochemical
Anomaly

                                 [MAP OMITTED]

--------------------
Review of Operations
--------------------

      Airborne geophysical interpretation of the area suggests the main core of the anomaly occurs within a northwest oriented zone of low magnetic intensity. The southern portion of the anomaly is situated over a relatively weak magnetic high, which reflects intrusive activity. The anomaly is cut by three northeast trending magnetic breaks, interpreted to be faults, and two northwest striking zones of weak electromagnetic conductivity. The combination of these geophysical features suggests the presence of several structural intersections. A strong potassium anomaly is coincident with the soil geochemical anomaly.

      The core of the anomaly is underlain by a 45 metre thick unit of decalcified and silicified siltstone and limestone with abundant quartz-pyrite veins. The eastern boundary of the geochemical anomaly coincides with a north trending faulted contact between the limestone and siltstone unit and the surrounding rocks. This further supports the correlation between the siltstone and limestone unit and the anomaly. Underlying this siltstone and limestone unit is a shallow dipping diorite sill that has potential to act as a trap for gold-bearing fluids.

      Following these initial investigations, exploration on the anomaly was delayed because of difficulties in concluding an agreement with the surface rights owner. As a result, Campbell filed an application for temporary occupation with the Government of Mexico. Campbell has been advised that the temporary occupation resolution was granted on March 17, 1999. A program of mapping, sampling trenching and drilling in order to fully evaluate the San Enrique anomaly will commence in early April 1999.

      Excellent exploration potential exists at the Santa Gertrudis property and efforts will be directed to explore the San Enrique geochemical anomaly south of the mine district. Immediately following acquisition, exploration efforts will commence on the Roca Roja property north of the mine district. The Company intends to recommence mining operations once two years' worth of mineable reserves have been established.

--------------------------------------------------------------------------------

Cerro Quema Project
Los Santos, Panama

      The feasibility study previously completed by Campbell indicates that Cerro Quema has mineable reserves, based on a gold price of US$400 per ounce, of 8,772,000 tonnes averaging 1.16 g/t gold and projected cash operating costs of approximately US$180 per ounce. Capital costs associated with the project are in the order of US$100 to US$110 per ounce. Gold prices have remained in the US$270 to US$315 per ounce range for the last year and appear unlikely to materially increase during 1999. Campbell has therefore continued to keep the project on a care and maintenance basis pending an improvement in the price of gold. Should gold prices improve significantly, construction at Cerro Quema will recommence and once finished, the project will produce approximately 50,000 ounces of gold annually. The Company believes there is excellent exploration potential beyond the existing reserves on the property.

Growth Strategy

      During the course of the year, senior management and operations personnel with assistance from industry consultants, continued to review opportunities with respect to mergers and acquisitions. While extensive due diligence was carried out on at least three operations located in the Americas and elsewhere, no transaction has been concluded due to various factors. These include poor results from the due diligence, assets burdened by excessive debt levels and an inability to reach a consensus on value. Management will continue this disciplined approach to evaluating opportunities in order to complete a transaction which is accretive to its shareholders.

------------------------------
[LOGO] Campbell Resources Inc.
------------------------------

                      Management's Discussion and Analysis
                                     15 - 18

              Management's Responsibility for Financial Reporting
                                Auditors' Report
                                       19

                          Consolidated Balance Sheets
                                       20

                     Consolidated Statements of Operations
             Consolidated Statements of Retained Earnings (Deficit)
                                       21

                     Consolidated Statements of Cash Flows
                                       22

                 Notes to the Consolidated Financial Statements
                                    23 - 30

                         Five Year Comparative Summary
                       Selected Quarterly Financial Data
                                       31

                            Shareholder Information
                                       32

                             Corporate Information

                               Inside Back Cover

----------------
Financial Review
----------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

SIGNIFICANT DEVELOPMENTS
DURING 1998

Maintained a Strong Balance Sheet

      Campbell Resources and the gold industry as a whole have continued to experience historically low gold prices over the last year. During 1998, Campbell continued to operate in a cash preservation mode by reducing operating, overhead and capital costs wherever possible. As a result its treasury of $41.5 million at year end remains unchanged from the previous year. This financial strength will allow the Company to move forward in the current low gold price environment by selectively developing its existing assets and searching for gold property investment opportunities and possible merger candidates.

Joe Mann Mine Development

      The production shaft deepening project at the Joe Mann Mine was completed during 1998 at a cost of $13.1 million compared to the original budget of $14.5 million. As a result of studies performed during the fall of 1998, a new mine plan was approved in early 1999 which will result in the full development of all six new levels accessible from the deepened shaft. The mine will begin operating 7 days per week compared to the current 5 days with no summer shutdown. As a result the average long-term cash operating cost at the mine is expected to decrease by approximately US$15 to US$245 per ounce of gold. This new plan is supported by the unions representing the hourly workers who have agreed to extend their labour contracts by a further two years.

Santa Gertrudis Exploration

      The future of the Santa Gertrudis Mine is dependant on the success of the current exploration efforts at the site. As a result of work performed during 1998, the focus of the exploration effort will now be concentrated on two main targets, the significant geochemical soil anomaly measuring 4 kilometres by 2 kilometres discovered on its claims on the south western portion of the property, and the claims of the neighbouring former gold producer, Minera Roca Roja, which is in bankruptcy proceedings. The previously announced purchase of the Roca Roja claims was approved by the bankruptcy judge on February 23, 1999, with the final purchase price to be determined by appraisal. The Company is in the process of gaining access to the land containing the geochemical anomaly to commence drilling.

      Campbell has been advised that a Temporary Occupation Resolution was granted by the Mexican government on March 17, 1999. This Resolution was sought as a consequence of being unable to come to a satisfactory financial arrangement with the surface rights holder. Based on recent encouraging progress it is expected that access to both targets will be possible late in the first quarter of 1999.

Average Market Gold Price of US$294

      The gold price continued to disappoint gold producers and investors alike during 1998, averaging US$294 per ounce. The falling US dollar, the covering of some hedge fund short positions and renewed investment demand for gold have all failed to significantly rally the price. The continued perceived threat of central bank sales will likely continue to act as a cap on prices although many are forecasting a slight recovery during 1999. Campbell has incorporated these lower prices into its normal review of the carrying value of its mining interests. The Company compared the future estimated net revenues to be generated from its properties to their carrying amounts assuming gold prices of US$300 per ounce of gold for 1999, US$315 for 2000 and US$325, thereafter. As a result of this analysis the Company wrote down the carrying value of its Cerro Quema project in Panama by $10.2 million. During 1997 the Company wrote down the carrying amount for the Joe Mann Mine by $28 million. Also during 1998, the Company incurred a loss on the sale of surplus mining equipment of $2 million, wrote down obsolete supplies inventory at its Santa Gertrudis mine by $0.5 million and sold its interest in the Wildcat property in Nevada recognizing a gain of $0.2 million.

FINANCIAL RESULTS

      For the year ended December 31, 1998, the Company recorded a loss of $20.8 million, or $0.14 per share, compared to a loss of $40.4 million ($0.27 per share) in 1997 and income of $9 million ($0.06 per share) in 1996. Excluding the writedown and loss on sale of mining interests of $12.5 million (1997 - $31.7 million; 1996 - $nil), there was a loss from operations of $10.1 million in 1998 compared to a loss from operations of $12.2 million in 1997 and income from operations of $6.7 million in 1996. The cessation of uneconomic mining operations in Mexico in December, 1997 contributed to the 1998 results. The loss from operations in 1997 compared to income in 1996 is principally due to lower gold prices, a decrease in gold production and higher mining costs and exploration expense at the Santa Gertrudis Mine.

------------------------------
[LOGO] Campbell Resources Inc.
------------------------------

REVENUE

Gold produced (ounces):                     1998            1997            1996
  Joe Mann Mine                           70,100          73,500          70,400
  Santa Gertrudis Mine                    12,300          39,200          54,400
--------------------------------------------------------------------------------
                                          82,400         112,700         124,800
--------------------------------------------------------------------------------
Gold revenue per ounce                    US$304          US$336          US$396
Average market price                      US$294          US$331          US$388

      Revenue from metal sales decreased in 1998 by 31% to $36.4 million compared to $52.6 million in 1997 and $67.2 million in 1996. The decrease in 1998 was attributable to a 10% reduction in the gold price realized during the year and a 27% decrease in gold production to 82,400 ounces compared to 112,700 ounces in 1997. This was offset to an extent by the weakening of the Canadian dollar by approximately 7%. The decrease in 1997 revenues relative to 1996 was largely due to lower gold prices and lower gold production attributable to lower grade material mined at the Santa Gertrudis Mine and the cessation of mining operations in early December, 1997.

      The average gold price realized compared to the average market price is disclosed in the table above. The difference between the price realized and the market price is primarily attributable to the Company's limited hedging activities. Campbell's general policy is to hedge a maximum of 50% of its gold production for up to two years, dependent on market conditions and planned capital expenditure commitments. The Company is currently considering longer-term hedging strategies for its Joe Mann Mine following the recently announced decision to fully develop all six levels below the 2350 level.

      With respect to gold price hedging, the Company may either sell gold forward in U.S. dollars or in Canadian dollars. With respect to the Joe Mann Mine in Canada, the Company may also enter into a U.S. / Canadian dollar forward sale agreement to fix the sale proceeds on anticipated gold sales in Canadian dollars and therefore fund the operating and capital expenses of the Canadian operation. As disclosed in the notes to the financial statements, under Canadian GAAP the Company recognizes the gain or loss on these financial instruments in sales revenue when the related production is delivered as they are considered hedges of future production revenue. Under U.S. GAAP foreign exchange forward contracts would be marked to market at the balance sheet date and any gains or losses included in income at that time (see note 12 to Consolidated Financial Statements).

      Revenues from copper production at the Joe Mann Mine accounted for 4.8% of total revenue in 1998 compared to 3.6% in 1997 and 3.1% in 1996. The increase is due to the reduction in total revenues as a result of the decrease in gold production from Santa Gertrudis. Copper production decreased to 1.3 million pounds compared to 1.4 million pounds in 1997 and 1.5 million pounds in 1996 as a result of lower copper grades.

EXPENSES

Cash Cost per Ounce                           1998           1997           1996
Joe Mann Mine                               US$257         US$264         US$272
Santa Gertrudis Mine                        US$242         US$333         US$227
--------------------------------------------------------------------------------
Overall                                     US$255         US$288         US$252

      Mining expense decreased to $33.4 million in 1998 compared to $46.7 million in 1997 and $44.7 million in 1996 as a result of the cessation of mining operations at the Santa Gertrudis Mine in December, 1997. The increase in 1997 compared to 1996 was primarily due to mining ore at Santa Gertrudis with higher waste to ore ratios compared to 1996.

Joe Mann Mine

      Production from the Joe Mann Mine decreased by 4.6% to 70,100 ounces of gold in 1998 compared to 73,500 ounces in 1997 and 70,400 ounces in 1996. The decrease is primarily attributable to lower mill head grades of 0.252 ounces of gold per ton in 1998 compared to 0.30 in 1997 and 0.29 in 1996. Mill recoveries increased to 94.3% in 1998 compared to 93.9% in 1997 and 93.2% in 1996. As noted in the third quarter, mill recoveries have been steadily increasing over the last few years from approximately 91% in 1993 to the current levels of 94.3%. This has been achieved as a result of the mill improvements in 1994 and the work of the mill staff in fine tuning the process. The tons of ore milled increased to 299,000 tons in 1998 compared to 266,000 tons in 1997 and 1996.

      The decrease in cash costs per ounce of gold produced in 1998 is largely a result of the weaker Canadian dollar and for 1997 is primarily attributable to higher gold production. For 1999 the Joe Mann Mine is expected to produce approximately 78,000 ounces of gold at a cash cost of US$250 per ounce which assumes that mining commences from the new ore zone on the 2500 level late in the second quarter.

----------------
Financial Review
----------------

Santa Gertrudis Mine

      During 1998, the Santa Gertrudis Mine produced 12,300 ounces of gold as a result of the continued application of cyanide solutions to the heaps on the leach pads. This process was completed in December, 1998. The cash cost per ounce of US$242 per ounce of gold produced in 1998 is higher than it would otherwise be as it includes all overhead costs associated with keeping the mine infrastructure in place while the exploration effort is ongoing.

      The 1997 cash production cost per ounce of gold, excluding the severance and related closure costs, increased by 47% compared to 1996 as a result of the lower gold production and the fixed nature of a portion of the mine's costs.

Depreciation and Amortization

      Depreciation and amortization expense was $6.2 million in 1998 and $9.6 million in 1997 and 1996. The amortization on a per ounce produced basis was $75 per ounce in 1998 compared to $85 in 1997 and $78 in 1996. The decrease in amortization per ounce in 1998 is primarily due to the impact of the writedown of the Joe Mann Mine in 1997. The increase in amortization per ounce in 1997 is due to a higher proportion of gold production being generated from the Joe Mann Mine which then had a higher depreciable base than the Santa Gertrudis Mine.

Exploration

      Total exploration expenditures for 1998 were $2.8 million compared to $4.7 million in 1997 and $7.2 million in 1996. Of this amount, $0.5 million (1997 - $0.6 million; 1996 - $1.7 million) relates to the Joe Mann Mine and $2.3 million (1997 - $3.7 million; 1996 - $4.9 million) relates to the Santa Gertrudis Mine. The Santa Gertrudis expenditures for 1998 were expensed. The Santa Gertrudis expenditures for 1997 and 1996 and the Joe Mann expenditures for all three years have been capitalized to mining interests in accordance with the Company's accounting policies. In addition to the 1998 Santa Gertrudis exploration expenditures the expense for 1998 includes $2 million (1997 - $5 million; 1996 - $2.6 million) representing the write-off (1997 and 1996 write-off and amortization) of exploration costs at the Santa Gertrudis Mine that had been previously capitalized. The write-off is with respect to individual exploration target costs where economic mineralization was not identified and the amortization is with respect to production from the mine during the respective year.

OTHER INCOME (EXPENSE)

      Other income was $2.4 million in 1998 compared to $2.1 million in 1997 and $3.6 million in 1996. The major component, interest income on short-term deposits, increased to $2 million from $1.8 million in 1997 and $3.2 million in 1996. The increase during 1998 was due to higher short-term interest rates. The decrease in 1997 was due to lower interest bearing balances as a result of the capital expenditure programs at the Cerro Quema project and Joe Mann Mine.

      Interest expense on the Company's convertible debentures was $0.5 million in 1998 compared to $0.6 million in 1997 and $0.7 million in 1996. The decrease is attributable to the continuing conversion of a portion of the debentures to common shares (see note 5 to Consolidated Financial Statements).

INCOME TAXES

      The Company recorded income tax expense of $0.1 million in 1998 compared to a recovery of $2 million in 1997 and an expense of $0.6 million in 1996. Reference should be made to note 7 to the Consolidated Financial Statements for additional information on the reported tax provisions.

LIQUIDITY AND CAPITAL RESOURCES

      At December 31, 1998, the Company's working capital decreased to $45.7 million compared to $49 million in 1997 and includes cash and short-term deposits of $41.5 million in 1998 and $41.7 million in 1997. Cash flow from operations before the net change in non-cash operating working capital decreased to $0.4 million in 1998 compared to $0.6 million in 1997 and $21.4 million in 1996. Based on a US$300 per ounce average gold price for 1999 and the production estimates noted above, the Company believes it will achieve a modest positive operating cash flow in 1999.

      The main source of cash for the Company during 1998 was from the sale of surplus mining equipment and the Wildcat property in Nevada which yielded $3.7 million, and the reduction in operating working capital. The main source of cash during 1997 was the early termination of various gold hedging instruments totalling 118,100 ounces which resulted in cash proceeds of $9,679,000. Sources of cash in 1996, other than from operations, was the issuance of 18 million common share and purchase warrant units for net proceeds of $28.6 million.

------------------------------
[LOGO] Campbell Resources Inc.
------------------------------

Capital Expenditures

Capital expenditures were as follows ($000's):

                                            1998            1997            1996
Joe Mann Mine
  - sustaining                           $ 2,017         $ 2,360         $ 3,951
  - shaft deepening                        4,452           6,564           1,598
--------------------------------------------------------------------------------
                                           6,469           8,924           5,549
Santa Gertrudis Mine                          82           3,091           4,870
Cerro Quema Project                        1,580          17,200           3,411
Other                                         10              68             138
--------------------------------------------------------------------------------
                                         $ 8,141         $29,283         $13,968
--------------------------------------------------------------------------------

YEAR 2000

      The Company has substantially completed the process of cataloguing all computer hardware and software as well as all other applications and processes which may be date sensitive, as it relates to the Company's corporate office and the Joe Mann Mine. Supplies and services provided by external suppliers are also being reviewed to obtain assurance they will not be interrupted as a result of Year 2000 issues. The Company has engaged external consultants to assist in identifying which individual personal computers need to be replaced or upgraded and which software packages need to be upgraded to ensure they are Year 2000 compliant. This process has largely been completed other than for the Mexican operations which will be evaluated as part of the feasibility for any future production decision. New equipment and software will be installed during the second quarter. To date the Company is not aware of any significant modifications required to the non-computer applications at the Joe Mann Mine. The cost to make the Company's operations Year 2000 compliant is not expected to be material.

OUTLOOK

      For 1999, in addition to continuing to exercise financial discipline, Campbell will focus its efforts in three areas. First, implementing the new mine plan at the Joe Mann Mine which will now be expanded to include delineating the new ore zone. The new zone is known to contain over three hundred thousand tons of possible ore on the 2500 level and is still open at depth. Given its proximity to the shaft and the width of the new ore zone this could result in a significant increase in annual production at a reduced cash cost. Once the zone is better delineated the long-range mine plan will be updated.

      Second, at Santa Gertrudis the focus will be on completing the process of gaining access to the promising exploration targets in the two main areas of interest described earlier and initiating the drill program thereon. Campbell has budgeted US$500,000 for an initial work phase that will last for three to four months. Thereafter the results will be reviewed and a budget developed for the balance of the year.

      Third, Campbell will continue its search for acquisition or merger opportunities which are in the best interests of its shareholders. Significant management and consultant effort was expended again during 1998 conducting site due diligence on a number of properties. However, due to various factors ranging from poor results of the due diligence to the price none of these has resulted in a transaction.

Financial Review

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
--------------------------------------------------------------------------------

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

      The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee composed of three directors, none of whom are members of management. This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the annual consolidated financial statements of the Company. The Audit Committee also meets with the independent auditors to discuss the results of their audit and their audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

      The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, KPMG LLP, in accordance with generally accepted auditing standards. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.


/s/ John O. Kachmar

John O. Kachmar
President and Chief Executive Officer


/s/ Paul J. Ireland

Paul J. Ireland
Vice President, Finance and Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS
--------------------------------------------------------------------------------

      We have audited the consolidated balance sheets of Campbell Resources Inc. as at December 31, 1998 and 1997 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and the cash flows for each of the years in the three-year period ended December 31, 1998 in accordance with generally accepted accounting principles.


/s/ KPMG LLP

Chartered Accountants

Toronto, Canada
February 18, 1999

------------------------------
[LOGO] Campbell Resources Inc.
------------------------------

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
as at December 31, (Expressed in thousands of Canadian dollars)

                                                           1998            1997
ASSETS
Current assets
Cash and short-term deposits                          $  41,493       $  41,735
Receivables                                               2,653           4,805
Inventories (note 2)                                      4,538           7,250
Prepaids                                                    474             995
--------------------------------------------------------------------------------
  Total current assets                                   49,158          54,785
--------------------------------------------------------------------------------
Other assets (note 3)                                       502             986
Mining Interests (note 4)                                53,117          68,111
--------------------------------------------------------------------------------
  Total assets                                        $ 102,777       $ 123,882
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable                                      $   2,254       $   3,989
Accrued liabilities                                       1,215           1,788
--------------------------------------------------------------------------------
  Total current liabilities                               3,469           5,777
--------------------------------------------------------------------------------

Reclamation and other liabilities                         2,571           1,442
Convertible debentures (note 5)                           5,652           7,341
Deferred mining taxes                                     3,616           4,198
Shareholders' equity
Capital stock (note 6)                                  123,632         121,425
Foreign currency translation adjustment                   1,394             408
Deficit                                                 (37,557)        (16,709)
--------------------------------------------------------------------------------
  Total shareholders' equity                             87,469         105,124
--------------------------------------------------------------------------------
  Total liabilities and shareholders' equity          $ 102,777       $ 123,882
================================================================================

Commitments and contingencies (note 8)

Approved by the Board


                  /s/ James D. Beatty

                  Director


                  /s/ John O. Kachmar

                  Director

        See accompanying notes to the consolidated financial statements.

----------------
Financial Review
----------------

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
for the years ended December 31,
(Expressed in thousands of Canadian dollars except per share amounts)

                                                                 1998           1997           1996
Metal sales                                                  $ 36,388       $ 52,635       $ 67,180
---------------------------------------------------------------------------------------------------
Expenses
  Mining                                                       33,449         46,681         44,667
  General administration                                        2,648          3,203          3,064
  Depreciation and amortization                                 6,211          9,587          9,604
  Exploration                                                   4,199          5,315          3,179
---------------------------------------------------------------------------------------------------
                                                               46,507         64,786         60,514
---------------------------------------------------------------------------------------------------
Income (loss) from operations before writedown
  and loss on sale of mining interests                        (10,119)       (12,151)         6,666
Writedown and loss on sale of mining interests (note 4)        12,508         31,684
---------------------------------------------------------------------------------------------------
Income (loss) from operations                                 (22,627)       (43,835)         6,666
---------------------------------------------------------------------------------------------------
Other income (expense)
  Other income                                                  2,396          2,096          3,595
  Convertible debenture interest expense                         (526)          (639)          (661)
---------------------------------------------------------------------------------------------------
                                                                1,870          1,457          2,934
---------------------------------------------------------------------------------------------------
Income (loss) before taxes                                    (20,757)       (42,378)         9,600
Income and mining taxes (recovery) (note 7)                        91         (1,968)           588
---------------------------------------------------------------------------------------------------
Net income (loss)                                            $(20,848)      $(40,410)      $  9,012
===================================================================================================
Earnings (loss) per share (note 6)                           $  (0.14)      $  (0.27)      $   0.06
===================================================================================================

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
--------------------------------------------------------------------------------
for the years ended December 31, (Expressed in thousands of Canadian dollars)

                                                                 1998           1997           1996
Balance at beginning of year                                 $(16,709)       $23,701        $14,689
Net income (loss)                                             (20,848)       (40,410)         9,012
---------------------------------------------------------------------------------------------------
Balance at end of year                                       $(37,557)      $(16,709)       $23,701
===================================================================================================

        See accompanying notes to the consolidated financial statements.

------------------------------
[LOGO] Campbell Resources Inc.
------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
for the years ended December 31, (Expressed in thousands of Canadian dollars)

                                                                        1998           1997           1996
Cash provided by (used in):
Operating activities
Net income (loss)                                                   $(20,848)      $(40,410)      $  9,012
Items not involving cash
  Depreciation and amortization                                        6,211          9,587          9,604
  Writedown and loss on sale of mining interests                      12,508         30,239
  Exploration amortized and written-off                                1,980          4,998          2,599
  Deferred mining taxes (recovery)                                      (582)        (2,569)           358
  Other                                                                1,142         (1,289)          (134)
----------------------------------------------------------------------------------------------------------
                                                                         411            556         21,439
Net change in non-cash operating working capital                       2,551          2,945         (2,478)
----------------------------------------------------------------------------------------------------------
                                                                       2,962          3,501         18,961
----------------------------------------------------------------------------------------------------------

Financing activities
Issues of capital stock                                                2,207          2,820         33,565
Conversion of convertible debentures                                  (2,030)          (611)        (3,006)
----------------------------------------------------------------------------------------------------------
                                                                         177          2,209         30,559
----------------------------------------------------------------------------------------------------------

Investing activities
Expenditures on mining interests                                      (8,141)       (29,283)       (13,968)
Proceeds on sale of assets                                             3,876
Termination of hedging contracts                                                      9,679
Acquisition of Cerro Quema gold project                                                            (13,185)
Mining tax credits received                                                                            669
Decrease in other assets                                                 313            165            214
----------------------------------------------------------------------------------------------------------
                                                                      (3,952)       (19,439)       (26,270)
----------------------------------------------------------------------------------------------------------

Effect of exchange rate change on cash and short-term deposits           571            162           (219)
----------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and short-term deposits                     (242)       (13,567)        23,031
Cash and short-term deposits at beginning of year                     41,735         55,302         32,271
----------------------------------------------------------------------------------------------------------
Cash and short-term deposits at end of year                         $ 41,493       $ 41,735       $ 55,302
==========================================================================================================

Changes in non-cash operating working capital
  Receivables                                                       $  2,152       $  3,465       $   (433)
  Inventories and prepaids                                             2,707          1,638         (2,997)
  Accounts payable                                                    (1,735)        (1,515)         1,184
  Accrued liabilities                                                   (573)          (643)          (232)
----------------------------------------------------------------------------------------------------------
                                                                    $  2,551       $  2,945       $ (2,478)
==========================================================================================================

        See accompanying notes to the consolidated financial statements.

----------------
Financial Review
----------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(Tabular amount are expressed in thousands of Canadian dollars)

1     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada and, except as described in note 12, conform in all material respects with accounting principles generally accepted in the United States. The principal accounting policies followed by the Company, which have been consistently applied, are summarized as follows:

Intercorporate Investments: The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

Cash and Short-Term Deposits: Cash and short-term deposits includes short-term money market instruments which are highly liquid and intended to be held to maturity and are carried at amortized cost which approximates market. The Company's policy is to invest in highly rated instruments and to limit the amount of credit exposure to any one institution.

Inventories: Mining and milling materials and supplies are valued at the lower of average cost and net replacement cost. Work-in-process is valued at the lower of average production cost or net realizable value. Production costs include direct labour, benefits, supplies and equipment operating costs and maintenance.

Mining Interests: Plant and equipment are recorded at cost with depreciation generally provided either on the unit-of-production method over the estimated economic life of the mine to which they relate or on the straight-line method over their estimated useful lives.

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

Recognition of Metals Revenue: Gold and copper revenues are recognized at the time of production. Receivables include gold and gold concentrate settled subsequent to year end, which are recorded at estimated net realizable value.

Commodity and Foreign Exchange Contracts: The Company uses forward and option contracts to hedge the effect of exchange rate changes on foreign currency exposures, and forward and option contracts to hedge the effect of price changes on a portion of the commodities it sells. Gains and losses on hedging instruments that effectively establish prices for future production are not recognized in income until reflected in sales revenue when the related production is delivered. From time to time, the Company has entered into options contracts for the sale of commodities not designated as hedges. These contracts are carried at quoted market values and gains and losses arising from the changes in the market values of these contracts are recognized in earnings in the period in which the changes occur.

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

------------------------------
[LOGO] Campbell Resources Inc.
------------------------------

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

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenue and expense during the period. Actual results could differ from estimates. During the fiscal periods presented, management has made a number of significant estimates and valuation assumptions, including estimates of the net realizable value of accounts receivable, inventory, the useful lives of capital assets, the recoverability of net resource properties, the future costs associated with environmental and site restoration matters, and the fair value of financial assets and liabilities. These estimates and valuation assumptions are based on current information and management's planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.

Comparative Figures: Certain comparative figures have been reclassified to conform with the current financial statement presentation.

2     INVENTORIES

                                                         1998               1997
Materials and supplies                                 $4,538             $5,519
Work-in-process                                                            1,731
--------------------------------------------------------------------------------
                                                       $4,538             $7,250
================================================================================

3     OTHER ASSETS

                                                          1998              1997
Advances                                                $  257            $  590
Deferred financing costs                                   434               603
--------------------------------------------------------------------------------
                                                           691             1,193
Accumulated amortization                                   189               207
--------------------------------------------------------------------------------
                                                        $  502            $  986
================================================================================

4     MINING INTERESTS

                                             1998                                              1997

                                         Accumulated                                        Accumulated
                                      Depreciation and                                   Depreciation and
                          Cost           Amortization            Net         Cost           Amortization            Net
                          ------------------------------------------         ------------------------------------------
Property, plant
  & equipment             $ 24,850         $ 16,138         $  8,712         $ 29,239         $ 14,639         $ 14,600
Mining properties
  and deferred
  expenditures             149,016          104,611           44,405          122,495           87,506           34,989
Construction in
  progress                                                                     18,522                            18,522
-----------------------------------------------------------------------------------------------------------------------
                          $173,866         $120,749         $ 53,117         $170,256         $102,145         $ 68,111
=======================================================================================================================

During 1998, as part of its periodic evaluation of the carrying value of its mining interests, the Company wrote down the carrying value of its Cerro Quema project in Panama by $10,200,000. In 1997 the Company wrote down the carrying value of the Joe Mann Mine by $28,000,000.

During 1992, the Company entered into agreements under which the Societe Quebecoise d'Exploration Miniere ("Soquem") could earn a 50% interest in the Joe Mann property (excluding the Joe Mann Mine) and in the Company's other properties in the Chibougamau area by incurring specified amounts on exploration on those properties. To July 1, 1997, Soquem had incurred total qualifying expenditures under the previous agreements of $2,548,000 on the Joe Mann property and $2,431,000 on the Chibougamau property. Effective July 2, 1997, the agreements were modified to provide that Soquem spend an additional $1,600,000 on the Joe Mann property and an additional $750,000 on the Chibougamau property from the effective date until June 1, 2002 to earn a 50% interest in each of the properties. To December 31, 1998, Soquem had incurred total qualifying expenditures under the new amendment of approximately $83,000 on the Joe Mann property and $31,000 on the Chibougamau area property.

On January 26, 1996 the Company purchased the right of first refusal to acquire a 100% interest in the shares of Minera Cerro Quema, SA, whose primary asset is the Cerro Quema gold project in Panama. Concurrently the Company exercised the right of first refusal and purchased the shares for US$8,372,000 cash closing on March 4, 1996. The Company paid the former holder of the right of first refusal ("CEMSA") US$250,000 cash and issued 730,000 common shares on closing and an additional US$250,000 cash and 730,000 common shares on February 21, 1997 following approval by the Board of Directors of a positive feasibility study for the Cerro Quema gold project. The aggregate cost of the acquisition, including the cost of reducing the royalty payable to CEMSA from 3.5% to 2% through the issuance of 1,040,000 common shares, and expenses, amounted to $15,598,000 and has been included in mining interests.

----------------
Financial Review
----------------

5     CONVERTIBLE DEBENTURES

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

During 1998, debenture holders converted US$1,444,000 (1997 - US$454,000; 1996 - US$2,307,000) of debenture principal into 2,888,000 (1997 - 908,000; 1996 -
4,614,000) common shares of the Company resulting in a balance outstanding at December 31, 1998 of US$3,693,000 (1997 - US$5,137,000; 1996 - US$5,591,000).

6     CAPITAL STOCK

a)    Authorized shares

Preference shares - unlimited, issuable in series, without par value

Common shares - unlimited

b)    Issued and outstanding shares (in thousands)

                                         1998                        1997                       1996

                                 Shares        Amount        Shares        Amount        Shares        Amount
Common shares:
  Balance at
    beginning
    of period                   151,445      $121,425       148,588      $118,605       124,466      $ 85,040
Issued:
  Conversion of
    convertible
    debentures                    2,888         2,030           908           611         4,614         3,006
  Public issue for cash                                                                  18,000        28,585
  Issued to CEMSA
    (note 4)                                                  1,770         2,071           730         1,256
  Employee Incentive Plan
    and Directors' Stock
    Option Plan                     353           177           179           138           778           718
-------------------------------------------------------------------------------------------------------------
                                154,686      $123,632       151,445      $121,425       148,588      $118,605
=============================================================================================================

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

Options granted under the Directors' and Employee share option plans expire not later than five years from the date on which they were granted and all current options expire on or before August 18, 2003. Changes in the share option plans are as follows (in thousands):

                                             1998           1997           1996
Balance at beginning of year                7,250          7,175          5,090
Granted                                     2,325            450          2,900
Exercised                                                    (19)          (790)
Expired                                    (2,550)          (356)           (25)
--------------------------------------------------------------------------------
Balance at end of year                      7,025          7,250          7,175
================================================================================
Average option price at
  end of year                              $ 0.93         $ 1.15         $ 1.18
================================================================================
Options exercisable at
  end of year                               5,994          6,037          5,319
================================================================================
Average price for options
  exercised during year                    $  n/a         $ 0.57         $ 0.82
================================================================================

d)    Common share purchase warrants

As part of a public offering of units consisting of common shares and warrants in February, 1996, the Company issued 9,000,000 warrants which entitled the holder to purchase one common share of the Company for US$1.50 on or before February 26, 1999. All of the warrants expired unexercised.

e)    Earnings (loss) per share

The weighted average number of common shares outstanding during the year ended December 31, 1998 used to calculate the earnings (loss) per common share amounted to 153,532,000 (1997 - 150,548,000; 1996 - 145,907,000). Outstanding
warrants and options were not dilutive to earnings (loss) per share in any of the periods presented.

------------------------------
[LOGO] Campbell Resources Inc.
------------------------------

7     INCOME AND MINING TAXES

a)    Geographic components

The geographic components of income (loss) before taxes is as follows:

                                 1998                 1997                 1996
Canada                       $ (6,562)            $(32,729)            $  3,089
Mexico                         (3,855)              (9,101)               6,511
Panama                        (10,340)                (548)
--------------------------------------------------------------------------------
                             $(20,757)            $(42,378)            $  9,600
================================================================================

The geographic components of income and mining taxes is as follows:

                                            1998            1997            1996
Current income tax expense:
Canada                                   $    55         $   220         $   229
Mexico                                       618             381               1
--------------------------------------------------------------------------------
                                             673             601             230
Deferred mining tax expense
  (recovery) - Canada                       (582)         (2,569)            358
--------------------------------------------------------------------------------
                                         $    91         $(1,968)        $   588
================================================================================

b)    Deferred mining taxes

The payment of certain mining taxes is deferred due to the recognition of amounts for tax purposes in different periods than for accounting purposes. The principal timing difference is depreciation and amortization.

c)    Loss carry forwards

At December 31, 1998, the Company and its subsidiaries had operating losses for income tax purposes in Canada approximating $640,000 and in Mexico approximating $19,100,000 which are available to reduce taxes in future years and expire over the period to the year 2007. In addition, the Company and its subsidiaries had net capital losses for income tax purposes in Canada of approximately $15,100,000 available to apply against future taxable capital gains. The Company's subsidiary has an additional $17,200,000 of net capital loss carry forwards which have not been accepted by the tax authorities. The Company is objecting to the tax authorities' position. The Company also had unclaimed deductions for Canadian Federal income tax purposes in excess of carrying values for financial statement purposes of approximately $61,000,000 in Canada and $12,500,000 in its foreign subsidiaries. The potential future benefit of these tax losses and deductions has not been recognized in these financial statements.

d)    Effective tax rate

The provision for (recovery of) income taxes varies from the amounts that would be computed by applying the Canadian federal and provincial statutory tax rates of approximately 40% to income before taxes as follows:

                                              1998          1997           1996
Expected income tax
  provision (recovery) using
  statutory income tax rates              $ (8,341)     $(16,785)      $  4,173
Resource allowance                             (67)         (167)        (1,800)
Mining taxes (recovery)                       (582)       (2,569)           358
Tax benefit of losses
  not currently recognized                   7,541        16,952          1,235
Non-deductible expenses                        867
Utilization of prior year losses
  carried forward                                                        (2,922)
Foreign earnings subject
  to different tax rates                                                   (687)
Other                                          673           601            231
--------------------------------------------------------------------------------
Income and mining tax
  provision (recovery)                    $     91      $ (1,968)      $    588
================================================================================

8     COMMITMENTS AND CONTINGENCIES

a) At December 31, 1998 the Company had sold calls for 33,200 ounces of gold in 2001 and 20,000 ounces of gold in 2002 at approximately US$350 per ounce.

b) At December 31, 1998, the Company had sold forward US$7,000,000 to purchase Canadian dollars during 1999 at an average rate of Cdn$1.4473 to the US dollar.

c) The Company's Joe Mann Mine is subject to a graduated net smelter return royalty increasing from 1.8% up to a gold price of Canadian $512 per ounce to 3.6% at a gold price of Canadian $625 per ounce.

d) During 1996, the Company's Mexican subsidiary received import duty assessments following an audit claiming the subsidiary's interest in certain pieces of machinery and equipment with an approximate value of US$2,200,000 and levying taxes, penalties, interest and inflationary adjustments for a further Mexican pesos 9,200,000. On May 26, 1997, the Company received notice that it was successful in its appeal against the assessments and that the Mexican pesos 9,200,000 was not payable. The charge against the assets will be released when the final tax assessment covering this matter is issued in favour of the Company by the tax authorities.

----------------
Financial Review
----------------

      On May 6, 1998, the tax authorities issued a tax assessment identical to that issued in 1996 except that the amounts claimed have increased to Mexican pesos 18,000,000 as a result of inflation and additional interest. The Company has been advised that this assessment is improper as it completely ignores the earlier ruling. Accordingly the Company has filed a new appeal before the Federal Tax Court to nullify the assessment. No provision has been made in the financial statements for the amounts assessed on the basis of the earlier ruling and the legal advice received.

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

g) The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. Although the Company is addressing this issue, it is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

9     PENSION PLAN

The Company maintains a defined benefit pension plan for certain employees which provides benefits based on length of service and remuneration. The most recent actuarial valuation of the plan was as at December 31, 1996. As at December 31, 1998, the estimated projected benefit obligation was approximately $2,754,000 (1997 - $2,659,000) and the market value of assets aggregated $3,508,000 (1997 - $3,410,000).

------------------------------
[LOGO] Campbell Resources Inc.
------------------------------

10    SEGMENTED DATA

The Company's operations consist principally of the exploration, development, mining and processing of precious metals in Canada, Mexico and Panama. The following is a summary of the Company's operations by geographic area:

                                      1998               1997               1996
Revenue:
Canada                             $31,030            $35,443            $38,226
Mexico                               5,358             17,192             28,954
--------------------------------------------------------------------------------
                                   $36,388            $52,635            $67,180
================================================================================

Revenues are attributed to countries based on the source of the production. During 1998 the Company sold approximately 35% (1997- 28%; 1996 - 24%) of its product to one smelter.

                                          1998             1997             1996
Mining interests:
Canada                                 $33,054          $32,688          $59,821
Mexico                                  10,963           12,182           13,472
Panama                                   9,100           22,632           16,596
Other                                                       609              683
--------------------------------------------------------------------------------
                                       $53,117          $68,111          $90,572
================================================================================

11    FAIR VALUE AND CREDIT RISK DISCLOSURES

At December 31, 1998 the fair value of the Company's convertible debentures was estimated to be $5,840,000 (1997 - $8,810,000) compared to the carrying amount of $5,652,000 (1997 - $7,341,000) based on a quoted price. The carrying amount of cash and short-term deposits, receivables and accounts payable in the consolidated balance sheets approximates fair value based on their short-term maturities.

The fair value of the Company's foreign currency hedging contracts is a loss of approximately $576,000 (1997 - $505,000).

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

12 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The reconciliation of net income (loss) determined in accordance with generally accepted accounting principles in Canada to net income (loss) determined under accounting principles which are generally accepted in the United States is as follows:

                                            1998            1997            1996
Net income (loss) for year
  as reported                           $(20,848)       $(40,410)       $  9,012
Depreciation and
  amortization (a)                        (9,389)         19,061          (1,513)
Deferred income taxes (b)                    285          (6,083)           (158)
Foreign exchange
  contracts (f)                             (576)
--------------------------------------------------------------------------------
Net income (loss) for the
  year in accordance with
  United States accounting
  principles                            $(30,528)       $(27,432)       $  7,341
--------------------------------------------------------------------------------
Other comprehensive
  income (loss):
Foreign currency
  translation adjustments                    986             656             (73)
--------------------------------------------------------------------------------

Comprehensive income (loss)
  for the year in accordance
  with United States
  accounting principles                 $(29,542)       $(26,776)       $  7,268
================================================================================

Earnings (loss) per share
  for the year in accordance
  with United States
  accounting principles
  Basic and fully diluted               $  (0.20)       $  (0.18)       $   0.05
================================================================================

Differences between Canadian and United States accounting principles as they affect the Company's financial statements are as follows:

a)    Depreciation and Amortization

Under Canadian accounting principles, depreciation and amortization may be calculated on the unit-of-production method based upon the estimated mine life, whereas under United States accounting principles the calculations are made based upon proven and probable mineable reserves. Under Canadian accounting principles capital assets should be written down to the net recoverable amount if this exceeds the carrying amount, whereas under United States accounting principles if the future net cash flows is less than the carrying amount the capital asset should be written down to its fair value.

----------------
Financial Review
----------------

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

Significant components of the Company's deferred tax assets and liabilities under United States accounting principles are as follows:

                                                          1998             1997
Noncurrent deferred tax assets:
Mining interests                                      $ 37,956         $ 32,136
Operating loss carry forwards                            6,745            6,309
Other                                                    1,676            1,352
--------------------------------------------------------------------------------
                                                        46,377           39,797
Valuation allowance                                     45,281           38,057
--------------------------------------------------------------------------------
                                                      $  1,096         $  1,740
--------------------------------------------------------------------------------

Current deferred tax liabilities:
Inventory                                             $    987         $  1,679
Noncurrent deferred tax liabilities:
Mining interests                                           869            1,736
Other                                                      109               61
--------------------------------------------------------------------------------
                                                      $  1,965         $  3,476

Net deferred tax liabilities                          $   (869)        $ (1,736)
================================================================================

The tax loss carry forwards disclosed in note 7(c) and other temporary differences giving rise to deferred taxes have been tax effected for purposes of the above disclosure at the tax rate effective in the applicable jurisdiction, that is, 40% for Canada, 34% for Mexico.

c)    Stock Options

Beginning in 1996, United States accounting principles allow, but do not require companies to record compensation cost for stock option plans at fair value. The Company has chosen to continue to account for stock options using the intrinsic value method as permitted under Canadian and United States accounting principles. The United States accounting pronouncement does, however, require the disclosure of pro forma net income and earnings per share information as if the Company had accounted for its employee stock options issued in prior years under the fair value method. Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for each year; risk free interest rates for 1998 of 5.50% (1997 - 5.15-6.30%; 1996 - 5.25-5.70%); dividend yields of 0%;
volatility factors of the expected market price of the Company's common shares of 55%; and a weighted average expected life of the options of four years.

The weighted average grant date fair values of options issued in 1998, 1997 and 1996 were $0.21, $0.43 and $0.72, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is expensed over the options' vesting period, which is three years in the case of employees and immediately in the case of Directors. For the year ended December 31, 1998, the Company's pro forma net income (loss) and earnings (loss) per share in accordance with United States accounting principles are a net loss of $31,432,000 (1997 - net loss $27,951,000; 1996 net income of $6,385,000) and a loss of $0.20 (1997 loss of $0.19; 1996 earnings of $0.04).

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

Included in cash and short-term deposits at December 31, 1998 are investments of $nil (1997 - $28,097,000; 1996 - $49,427,000) with maturities on acquisition of greater than 90 days. Under United States accounting principles these investments would not be included in cash and short-term deposits.

For the year ended December 31, 1998, under United States accounting principles the sources of cash from financing activities would be $177,000 (1997 - $138,000; 1996 - $29,303,000) the sources of cash from investing activities would be $24,145,000 (1997 - source of $3,962,000; 1996 - use of $74,441,000)
and there would be a increase in cash and short-term deposits of $27,855,000 (1997 - increase of $7,763,000; 1996 - decrease of $26,396,000).

The following additional disclosures are also required:

                                            1998            1997            1996
Cash taxes paid                             $770            $695            $565
Cash interest paid                          $502            $616            $596

------------------------------
[LOGO] Campbell Resources Inc.
------------------------------

e)    Contingent Liability

Under United States accounting principles the contingent liability disclosed in note 8 (e) would be reflected in the balance sheet. Accordingly, under United States accounting principles total assets and liabilities would increase by $50 million. The increase in assets represents investments (non-current) comprising Canadian dollar payments under the Swap Agreement and Canadian dollar deposits with the counter party to the Swap Agreement. The liabilities (non-current) represent the Guaranteed Subordinate Debentures and Notes of $38 million and the Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares of $12 million which would be included outside of shareholders' equity.

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

g)    Balance Sheets

The cumulative effect of the application of United States accounting principles, noted in (a) to (f) above, on the consolidated balance sheets of the Company as at December 31, 1998 and 1997 would be to decrease cash and short-term deposits and increase short-term investments each by $nil (1997 - $28,097,000), decrease mining interests by $23,403,000 (1997 - $14,014,000), increase other liabilities by $576,000 (1997 $nil), increase long-term investments by $50,000,000 (1997 - $50,000,000), increase long-term liabilities by $38,000,000 (1997 -
$38,000,000), decrease deferred mining taxes by $2,747,000 (1997 - $2,462,000), increase preferred shares by $12,000,000 (1997 - $12,000,000) and reduce shareholders equity by $21,232,000 (1997 - $11,552,000).

h)    Other Recent Accounting Pronouncements

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company will be required to implement SFAS No. 133 for its fiscal year ending December 31, 2000. The Company has not yet determined the impact, if any, of the adoption of SFAS No. 133 on its reported financial position, results of operations or cash flows.

----------------
Financial Review
----------------

FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

Year Ended December 31                                1998            1997           1996         1995         1994
Operating results (in thousands):
Metal sales                                     $   36,388          52,635         67,180       67,418       46,940
Net income (loss)                               $  (20,848)        (40,410)         9,012       10,461        5,307
Cash flow from operations (before change in
  non-cash operating working capital)           $      411             556         21,439       18,703        5,970
Capital Expenditures                            $    8,141          29,283         13,968        7,934        6,889
Financial position (in thousands):
Cash and short-term deposits                    $   41,493          41,735         55,302       32,271       23,172
Total assets                                    $  102,777         123,882        165,298      123,703      113,780
Long-term debt                                  $    5,652           7,341          7,657       10,782       15,438
Shareholders' equity                            $   87,469         105,124        142,058       99,554       84,800
Per share data:
Net income (loss) per share                     $    (0.14)          (0.27)          0.06         0.09         0.05
Book value per share                            $     0.57            0.69           0.96         0.80         0.72
Operational statistics:
Gold production - ounces                            82,400         112,700        124,800      120,100       81,300
Gold revenue per ounce - US dollars             $      304             336            396          402          410
Cash cost per ounce - US dollars                $      255             288            252          247          293
Shares outstanding (in thousands):
At year end                                        154,686         151,445        148,588      124,466      117,528
Weighted average during year                       153,532         150,548        145,907      121,214      117,274
Foreign exchange rate - US dollars:
Year end/average                                $0.65/0.67       0.70/0.73      0.73/0.73    0.73/0.73    0.71/0.73
High/low                                        $0.71/0.63       0.75/0.69      0.75/0.72    0.75/0.70    0.76/0.71

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------

(Expressed in thousands of Canadian dollars, except per share amounts)

                                      1st Quarter    2nd Quarter   3rd Quarter   4th Quarter
Year ended December 31, 1998
Metal sales                              $ 10,281          9,241         8,847         8,019
Loss from operations                     $ (2,151)        (2,551)       (3,575)      (14,350)
Net loss                                 $ (1,730)        (2,003)       (3,190)      (13,925)
Net loss per share                       $  (0.01)         (0.01)        (0.02)        (0.09)

Year ended December 31, 1997
Metal sales                              $ 12,289         13,569        12,979        13,798
Loss from operations                     $ (3,260)        (1,773)       (3,650)      (35,152)
Net loss                                 $ (2,782)        (1,771)       (3,368)      (32,489)
Net loss per share                       $  (0.02)         (0.01)        (0.02)        (0.21)

------------------------------
[LOGO] Campbell Resources Inc.
------------------------------

SHAREHOLDER INFORMATION
--------------------------------------------------------------------------------

Campbell Resources Inc. common shares are listed on the New York, Toronto and Montreal stock exchanges and trade under the symbol "CCH".

Quarterly Trading Statistics

Common Share Prices
----------------------------------------------------------------------------------------------
                           Toronto Stock Exchange                  New York Stock Exchange
                                   (Cdn$)                                    (US$)
----------------------------------------------------------------------------------------------
                       High          Low       Volume           High          Low       Volume
----------------------------------------------------------------------------------------------
1998
4th Quarter            0.65         0.34    1,416,133           0.47         0.22   18,271,600
3rd Quarter            0.56         0.35    1,171,353           0.41         0.25   16,252,500
2nd Quarter            0.70         0.46    2,599,624           0.50         0.31   21,353,109
1st Quarter            0.80         0.50    2,496,000           0.63         0.34   24,880,500
----------------------------------------------------------------------------------------------

1997
----------------------------------------------------------------------------------------------
4th Quarter            1.02         0.51    2,311,854           0.75         0.34   34,417,134
3rd Quarter            1.00         0.68    2,348,237           0.81         0.50   15,816,900
2nd Quarter            1.12         0.85    3,595,200           0.81         0.56   14,138,200
1st Quarter            1.30         1.01    3,589,700           1.00         0.75   21,623,200
----------------------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

CCH.TO Closing                                                  Closing Bid Spot
Share Price                                                           Gold Price

                     <<<NEED PLOT POINTS FOR THIS GRAPH>>>

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

---------------------
Corporate Information
---------------------

BOARD OF DIRECTORS

James D. Beatty (2,3)
Chief Executive Officer
Trinity Capital Corporation

Graham G. Clow
President & Chief Executive Officer
Manhattan Minerals Corporation

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

McCarthy Tetrault
Toronto, Ontario

AUDITORS

KPMG LLP
Toronto, Ontario

PRINCIPAL SUBSIDIARIES

Meston Resources Inc. (Quebec, Canada)

Oro de Sotula, S.A. de C.V. (Mexico)
Dr. Guillermo Salas Piza, Chairman

Minera Cerro Quema, S.A. (Panama)

OFFICERS AND SENIOR MANAGEMENT

James C. McCartney, Q.C.
Chairman of the Board

John O. Kachmar
President & Chief Executive Officer

Paul J. Ireland
Vice President, Finance & Chief Financial Officer

Lorna D. MacGillivray
Vice President, Secretary & General Counsel

William S. Hamilton
Manager, Exploration Santa Gertrudis

Steven Dawson
Manager, Investor Relations

OPERATIONS

Joe Mann Mine
Meston Resources Inc.
Phone: (418) 745-2537
Fax: (418) 745-3238
Alain Coulombe, General Manager

Santa Gertrudis Mine
Oro de Sotula S.A. de C.V.
Phone: (52-631) 76668
Fax: (52-631) 76668
Dave Loder, General Manager

Cerro Quema Project
Minera Cerro Quema, S.A.
Phone: (507) 996-9978
Fax: (507) 996-2780
George J. Simchuk, Vice President
& General Manager

CORPORATE HEAD OFFICE

Campbell Resources Inc.
120 Adelaide Street West
Suite 1910
Toronto, Ontario
Canada M5H 1T1
Phone: (416) 366-5201
Fax: (416) 367-3294
e-mail: invest@campbellresources.com

Production: Walter J. Mishko & Co. Inc.
Design:     Kirkwood Communications Inc.
            Printed in Canada on re-cycled paper
            using vegetable based inks

Campbell Resources Inc.

120 Adelaide Street West, Suite 1910
Toronto, Ontario, Canada M5H 1T1
Telephone: (416) 366-5201
Fax: (416) 367-3294