Form 10-K405, Exhibit 13
period 1999-12-31
CAMPBELL RESOURCES INC /NEW/
filed 2000-03-30
CIK 718053

                               [GRAPHIC OMITTED]


                                                      [LOGO] Campbell
                                                             Resources Inc.

                                                             1999 Annual Report

[MAP OMITTED]

                               CORPORATE PROFILE

      Campbell Resources Inc. is a gold mining and exploration company with two producing operations and a development stage project.

      In 1999, Campbell produced 51,300 ounces of gold from its Joe Mann Mine in Quebec, Canada. Additional development is now being completed at Joe Mann and the next phase of low-cost, high-production mining is expected to begin shortly. Mining operations at the Santa Gertrudis Mine in Sonora, Mexico resumed in late 1999 and the operation is expected to produce approximately 22,500 ounces of gold in 2000. Exploration is continuing in order to define additional reserves. Campbell also owns the Cerro Quema development stage gold project in Panama that is currently awaiting higher gold prices before development resumes.

      The Company continues to maintain a strong balance sheet with working capital of $31.4 million and negligible debt and, with the resumption of production at both mines, is now positioned for growth. With gold prices recovering, Campbell will continue to selectively develop its assets and search out quality investment opportunities.

      Campbell's common shares are listed on the New York and Toronto stock exchanges, trading under the symbol "CCH".

FORWARD LOOKING STATEMENTS

Certain information contained in this report contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Company's current Annual Report on Form 10-K for the year ended December 31, 1999. Such factors include, but are not limited to: differences between estimated and actual ore reserves; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and ore reserves of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

--------------------------------------------------------------------------------
--------------
YEAR IN REVIEW
--------------

JOE MANN MINE
--------------------------------------------------------------------------------

o New long-term mine plan adopted to address ground conditions. Incorporates cut-and-fill mining that should allow mining at narrower widths with less dilution. Annual production is expected to average 90,000 ounces at a cash cost of US$220 per ounce

o Delineation of a new ore zone parallel to the Main Ore Zone. Intersections up to 39 feet. Indications of similar zones at depth

SANTA GERTRUDIS MINE
--------------------------------------------------------------------------------

o Acquired the adjacent Roca Roja mining property, a former gold producing operation

o Exploration on the newly acquired property quickly proved up mineable reserves of 514,000 tonnes averaging 2.313 g/tonne gold

o     Restarted gold production at the Santa Gertrudis Mine

($ in thousands except per share amounts)      1999          1998         1997
--------------------------------------------------------------------------------
Metal sales                                 $  22,465       36,388       52,635
Net loss                                    $ (12,702)     (20,848)     (40,410)
Cash flow from operations                   $  (9,435)         411          556
Exploration expenditures                    $   2,422        2,803        4,659
--------------------------------------------------------------------------------

Working capital                             $  31,420       45,689       49,008
Cash and short-term deposits                $  18,219       41,493       13,638
Money market instruments                    $   7,958                    28,097
Total assets                                $  87,134      102,777      123,882
Shareholders' equity                        $  75,673       87,469      105,124
Shares outstanding (000s)                     157,152      154,686      151,445
--------------------------------------------------------------------------------

Per share - Loss                            $   (0.08)       (0.14)       (0.27)
          - Cash flow                       $   (0.06)
--------------------------------------------------------------------------------

Gold Production (ounces)
--------------------------------------------------------------------------------
          Joe Mann                             51,300       70,100       73,500
          Santa Gertrudis                       2,400       12,300       39,200
--------------------------------------------------------------------------------
          Total gold production                53,700       82,400      112,700
--------------------------------------------------------------------------------
Cash operating cost per ounce (US$)         $     292          255          288
Gold revenue per ounce (US$)                $     276          304          336
--------------------------------------------------------------------------------

In this report, unless otherwise indicated, all monetary amounts are stated in Canadian dollars.


[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

[GRAPHIC OMITTED]

-------------
REPORT TO THE
SHAREHOLDERS
-------------

      The global gold mining industry and Campbell Resources Inc. had a turbulent year in 1999. Gold prices fell to a 20-year low of US$253 per ounce in August, 1999, before spiking to a 2-year high of US$340 per ounce in October. During 1999, the spot gold price averaged US$279 per ounce, approximately US$15 per ounce lower than in 1998.

      This year however, there is reason for optimism because of market fundamentals. There is strong demand associated with an improving Asian economy and there are supply deficits resulting from limited central bank sales and lower global mine production due to lower exploration and development expenditures. Gold prices are expected to average US$300 per ounce in 2000 and to continue the upward trend in the foreseeable future.

      Campbell's financial performance is linked to the price of gold. During the past three years as the gold price has fallen from the US$400 per ounce level to the US$250 per ounce level, Campbell struggled. With gold now stabilizing and showing signs of strength, Campbell is completing key development and exploration programs that are expected to increase ore reserves and production.

-------------------------------
FINANCIAL AND OPERATING RESULTS
-------------------------------

      In 1999, Campbell reported a loss of $12.7 million, or $0.08 per share, compared to a loss of $20.8 million or $0.14 per share in 1998. There was negative cash flow from operations before the net change in non-cash operating working capital of $9.4 million compared to positive $0.4 million a year earlier.

      Campbell produced approximately 53,700 ounces of gold in 1999 compared to 82,400 ounces of gold in 1998. The decrease resulted from lower production at the Joe Mann Mine and limited production from the Santa Gertrudis operation, that resumed mining during the fourth quarter of 1999. Cash operating costs in 1999 were US$292 per ounce compared with US$255 per ounce in 1998.

------------------------------
JOE MANN MINE - QUEBEC, CANADA
------------------------------

      The Joe Mann Mine, situated in northwestern Quebec, has undergone a transformation over the course of the year. Early in 1999, the Company announced the discovery of a new zone of high grade gold mineralization below the 2350 level. This new zone lies approximately 100 feet north of, and is parallel to the Main Zone, and pinches and swells reaching a maximum known thickness of 39.2 feet on the 2550 level.


[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

      Despite the positive benefits of the discovery, operating performance was significantly affected by ground condition problems and excessive dilution. Resulting higher cash operating costs compelled management to temporarily suspend development and mining operations and re-evaluate the viability of the Joe Mann Mine during the third quarter. These investigations indicated that by changing the mining method to cut-and-fill, ground stability problems could be controlled and reduced accordingly.

      A new mining plan was adopted in November 1999 under which production of approximately 63,500 ounces is expected in 2000 and annual production over the following 3-year period is expected to average 90,000 ounces annually. Cash operating costs over the four years are expected to average US$220 per ounce. Diamond drilling will be ongoing in an effort to delineate additional reserves to extend the mine life beyond mid-2004. Initial development is now being completed and mining operations are expected to resume at the end of the first quarter of 2000.

      Early ore definition drilling from the 2750 level for mine stope planning purposes is confirming the existence of the wider zones of mineralization identified during early exploration drilling from the 1650 and 2350 levels. The wider zones appear to be at considerably higher gold and copper grades than current ore reserve grades. While the majority of the tons of ore from these zones is included in the new long-term plan, the higher grades are not reflected. Although at an early stage, if these drill results are repeated in other previously identified wider ore zones, there could be a significant reduction in cash operating costs per ounce of gold.

-------------------------------------
SANTA GERTRUDIS MINE - SONORA, MEXICO
-------------------------------------

      During 1999, exploration efforts were focused on highly prospective ground situated near the leach pads and existing processing infrastructure. These efforts were successful and mine operations resumed in the fourth quarter of 1999. Exploration was concentrated on the Roca Roja mining property, a former gold producing property adjacent to Santa Gertrudis, which was acquired during 1999. A detailed program of mapping, sampling, trenching and drilling began immediately thereafter. To date, three deposits have been delineated with mineable reserves of approximately 514,000 tonnes averaging 2.313 grams of gold per tonne. A fourth deposit has been identified and infill drilling is underway which should further increase mineable reserves. The Santa Gertrudis Mine is expected to produce 22,500 ounces at a cash operating cost of US$233 per ounce in 2000. Production at these levels should be sufficient to cover most of the exploration costs budgeted for the year of US$1.5 million.

      In addition to exploration north of the mine district, Campbell remains optimistic that it will be able to exercise its rights to resume exploration of the San Enrique soil geochemical anomaly that was delineated as part of an ongoing regional soil geochemical survey. The anomaly is 4 kilometres long by 2 kilometres wide and has excellent exploration potential. Campbell is continuing negotiations with Mexican Federal and State of Sonora government authorities and the surface rights owner to gain access to the ground so that a comprehensive exploration program can begin.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

-------------------
SHARE CONSOLIDATION
-------------------

      On August 16, 1999, Campbell was advised of changes to the continued listing requirements of the New York Stock Exchange. These changes included the new requirement that shares trade above a price of US$1 per share over a consecutive 30-day trading period. Both the American Stock Exchange and NASDAQ have similar stock price requirements.

      The Board of Directors view the New York Stock Exchange listing as a valuable asset of the Company providing excellent liquidity and upside potential to the shareholders when there is an increase in the gold price. Following discussions with financial advisors and significant shareholders, and given the fact that a high percentage of Campbell's shares are held by United States residents, the Directors have determined that a consolidation to retain the New York Stock Exchange listing is in the best interest of its shareholders. Shareholders will be asked to approve the share consolidation at the upcoming annual meeting.

------------------------------
PERSONNEL AND ACKNOWLEDGEMENTS
------------------------------

      We would like to thank all of Campbell's employees for their dedication and hard work and the Directors and Shareholders for their continued support.

-------
OUTLOOK
-------

      Campbell's focus for the year 2000 will be on its existing operations while continuing to search for new opportunities. Implementing the new mining method at the Joe Mann Mine on time and budget is a priority. Once development in preparation for the change to cut-and-fill mining is completed at the end of the first quarter of 2000, the Mine should start to generate meaningful levels of cash flow.

      The Santa Gertrudis Mine commenced prodution in the fourth quarter and is expected to produce approximately 22,500 ounces of gold. We are confident that further exploration will continue to define additional reserves.


                                     /s/ James C. McCartney

                                     James C. McCartney
                                     Chairman of the Board


                                     /s/ John O. Kachmar

                                     John O. Kachmar
                                     President & Chief Executive Officer


                                     Toronto, Ontario
                                     March 14, 2000


[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

      [MAP OMITTED]                  JOE MANN MINE
                                     -------------------------------------------
                                     QUEBEC, CANADA

                               [GRAPHIC OMITTED]


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                        ------------------------------
                        JOE MANN MINE - QUEBEC, CANADA
                        ------------------------------

================================================================================
Production Statistics                             1999        1998         1997
================================================================================
Tons Milled                                    267,000      299,000      266,000
Gold Grade                  (oz./ton)            0.204        0.252        0.299
Copper Grade                (%)                  0.220        0.243        0.280
Gold Recovery               (%)                   94.2         94.3         93.9
Copper Recovery             (%)                   95.4         94.2         96.3
Gold Production             (oz.)               51,300       70,100       73,500
Copper Production           (000's lbs)          1,065        1,316        1,367
Cash Operating Cost
 per Ounce Gold (US$)                              292          257          264

Reserves and Resources(1)
================================================================================

Mineable Ore Reserves(2)
--------------------------------------------------------------------------------
Proven and Probable
   - tonnage                                   302,000      517,000      553,000
   - gold grade             (oz./ton)            0.280        0.229        0.238
   - copper grade           (%)                  0.274        0.243        0.270
   - contained oz. gold(3)                      84,400      118,400      131,700
Possible(4)
   - tonnage                                   981,700    1,462,000    1,417,000
   - gold grade             (oz./ton)            0.340        0.255        0.267
   - copper grade           (%)                  0.310        0.250        0.260
   - contained oz. gold(3)                     333,700      372,900      378,200

Diluted Geological Resources
--------------------------------------------------------------------------------
Measured and Indicated
  - tonnage                                    302,000      729,000      879,000
  - gold grade              (oz./ton)            0.280        0.210        0.225
  - copper grade            (%)                  0.274        0.223        0.240
  - contained oz. gold(3)                       84,400      153,300      197,900
Inferred(4)
  - tonnage                                  1,703,000    2,520,000    2,461,000
  - gold grade              (oz./ton)            0.329        0.261        0.264
  - copper grade            (%)                  0.286        0.240        0.250
  - contained oz. gold(3)                      561,600      657,800      649,600

1: Reserves and resources have been calculated based on an assumed 5-foot mining width following the change in mining method to cut-and-fill mining compared to a 6-foot mining width under the previous mining method for 1998 and 1997.
2: Mineable reserves at December 31, 1999 have been calculated based on a gold price of US$300 per ounce. Mineable reserves at December 31, 1998 and 1997 were based on a gold price of US$325 and $US375 per ounce respectively.
3:    Actual recovered ounces will depend on metallurgical recovery rates.
4: The possible and inferred categories include material based largely on assumed continuity or repetition for which there are reasonable geological indications but for which there are limited samples and measurements.

================================================================================

         The Joe Mann Mine is located approximately 350 miles north of Montreal, in the Province of Quebec, Canada. Since production began in 1987, this high-grade underground operation has produced more than 1 million ounces of gold. As of December 31, 1999, Joe Mann has mineable reserves of approximately 418,000 ounces.

      The Mine is situated in the eastern portion of the Abitibi greenstone belt, one of the world's premier gold producing regions, encompassing more than 250 active mines and past-producing operations. Joe Mann is an Archean vein-type deposit. Gold and copper mineralization is found in quartz veins within several laterally continuous shear zones. Mining was temporarily suspended in the fourth quarter of 1999, up to which time, ore had been mined along a 3000 foot strike length, to depths of up to 2350 feet below the surface.

-----------------
OPERATING RESULTS
-----------------

      Operating results for the year were negatively impacted by mining dilution caused by worsening ground conditions and the subsequent temporary cessation of operations to study the problem. Cash operating costs rose by 14% to US$292 per ounce compared to US$257 per ounce in 1998, while gold production fell 27% from 70,100 ounces in 1998, to 51,300 ounces in 1999. The increased mine dilution lowered mill head grades to 0.204 ounces of gold per ton compared to 0.252 ounces of gold per ton a year earlier. Mill recoveries were 94.2% compared to 94.3% in 1998. Production of copper was also affected by dilution. Annual copper production fell from 1.3 million pounds in 1998, to 1.1 million pounds in 1999.

[The following table was depicted as a bar chart in the printed material.]

  Gold Production
(thousands of ounces)

96             70.4
97             73.5
98             70.1
99             51.3

   [The following table was depicted as a bar chart in the printed material.]

              Gold Reserves
          (thousands of ounces)

         Proven        Proven and Probable
         ------        -------------------
96                           617.4
97                           509.9
98                           491.3
99                           418.1

   [The following table was depicted as a bar chart in the printed material.]

Cash Operating Cost
  (US$ per ounce)

96             272
97             264
98             257
99             292


[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

Longitudinal Section through the Main Zone

                               [GRAPHIC OMITTED]

3-D Model showing the Resource and Reserve Potential of the Joe Mann Mine

                               [GRAPHIC OMITTED]

-------------------
LONG-TERM MINE PLAN
-------------------

      In response to the worsening ground conditions and dilution experienced by mining with shrinkage and long-hole methods, management suspended mining operations and reviewed alternative mining methods. As a result of these studies, it was concluded that given the nature of the orebody, cut-and-fill mining was the most practical alternative to cope with the excessive dilution problems experienced in 1999. A new 5-year mine plan was developed and evaluated by both management and independent mining and geotechnical consultants.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

      The new mine plan incorporates the use of cut-and-fill mining methods that will replace the previously used methods of extraction. It is expected that the ground stability problems, which led to dilution and related increased costs experienced in 1999, will be controlled.

      Once production resumes in April, Joe Mann is forecast to produce 63,500 ounces of gold in 2000 at a cash operating cost of US$225 per ounce. Gold production between 2001 and mid-2004 is expected to average approximately 90,000 ounces annually at an average cash operating cost of US$220 per ounce. With this projected cash cost, Campbell will resume the 6-year cost-cutting trend that started in 1993 when costs were US$336 per ounce. Total capital expenditures during 2000 are forecast at $5.3 million and include $3.6 million during the first quarter of 2000. In general, cut-and-fill mining requires lower development expenditures when compared with shrinkage and long-hole mining methods.

Cut-and-Fill Mining

      The cut-and-fill method is well suited to mine steeply dipping vein deposits, such as those found at the Joe Mann Mine. With this method, a series of haulage drifts are driven in the footwall from the shaft parallel to the orebody. Cross-cuts are tunnels perpendicular to the haulage drift that are excavated from the haulage drift to intersect the orebody at regular intervals. Service and ventilation raises, which provide access and air flow to the working area, and ore passes, which are used to deliver ore to a collection point, are excavated from the cross-cut. As a result of this development, the orebody is divided into convenient blocks or stopes that are ready to be mined.

      The ore will be mined in a series of horizontal slices or sequences starting from the bottom of the stope, working upwards. Ore is drilled, blasted and removed from the stopes through ore passes. It is then loaded on trams and hauled to the loading pocket at the bottom of the shaft where it is hoisted to the surface for processing.

      After a complete sequence has been extracted, part of the resulting void is filled with fill material which is fed by gravity from the surface. At the Joe Mann Mine, Campbell will back fill with sand deposits that are found in close proximity to the mine and cap the fill with cement floors. This fill provides support for the sidewalls of the excavation as well as the floor from which the next sequence can be mined. A pillar is also left above and below each cross-cut to provide additional support and stability. As the stope progresses upwards, the service and ventilation raises and ore passes are maintained within the filled stope.

           [GRAPHIC OMITTED]

Section showing typical cut-and-fill method


[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

      Cut-and-fill mining has many advantages compared to other underground mining methods. It generally provides more stability in areas with poor ground conditions and results in less dilution and greater ore recovery.

      The problem of dilution caused by stope wall failure is more controlled with the stability provided by the fill. When blasting occurs, there is less risk of waste from the walls being added to the ore. A mined out stope that is back filled may provide support to adjacent work areas. At Joe Mann, this additional stability is expected to enable mining widths to decrease from 6 feet to 5 feet. Since the ore veins are typically less than 5 feet, miners will not be extracting the additional 1 foot of waste rock. This results in an effective increase in the grade of the ore, and lessens costs as anticipated in the long-term mine plan.

      Another advantage of cut-and-fill mining is that it allows miners to be more selective giving rise to excellent grade control. Areas of uneconomic waste rock may be left in place. With shrinkage and long-hole mining these waste blocks would have to be mined, thereby lowering the mill head grade.

      A final key advantage of cut-and-fill mining deals with the continuity of operations and speed of ore recovery. With shrinkage and long-hole mining methods, approximately 60% of the ore remains in the slope until it is completely drilled and blasted. In addition to the cash flow from individual stopes being delayed because the ore is not immediately hauled to surface, several mining problems can result. Additional dilution following blasting can occur as loose rock on the walls of the stope may fall into the broken ore. Ore may also become trapped within a particular stope as the walls converge because of the stresses of the overlying rock. With cut-and-fill mining, ore is removed from the stope through the ore pass and hauled to the shaft on a daily basis, thereby reducing the risk of these potential problems.

-----------
EXPLORATION
-----------

      Exploration completed in 1999 led to the delineation of a new ore zone which added approximately 137,000 tons averaging 0.328 oz./ton gold to the reserves. Based on current reserves, the long-term mine plan projects production continuing until mid-2004. Exploration is ongoing in order to delineate additional reserves. There appears to be wider, high-grade portions to the ore between the 2350 and 3450 levels. Some of the better intersections drilled previously and partially incorporated into the ore reserves include 0.304 oz./ton gold over 39.5 feet, 0.534 oz./ton gold over 67 feet, 0.437 oz./ton gold over 26.7 feet and 0.522 oz./ton gold over 19.3 feet. Recent drilling appears to show these wider zones to be at considerably higher gold and copper grades than the current ore reserve grades. While the majority of the tons of ore from these zones are included in the ore reserves and in the long-term plan, the higher grades are not reflected. Although at an early stage, should these drill results be repeated in other previously identified wider ore zones, this could result in a significant reduction in cash operating costs per ounce of gold.

      As development and production continue, exploration will be focused on finding additional reserves at depth as well as reserves within parallel shears. The potential for additional wide, high-grade intersections is considered to be good.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

[MAP OMITTED]                            SANTA GERTRUDIS
                                         MINE
[GRAPHIC OMITTED]                        ---------------------------------------
                                         SONORA, MEXICO

-------------------------------------
SANTA GERTRUDIS MINE - SONORA, MEXICO
-------------------------------------

      The Santa Gertrudis Mine is an open pit heap leach mine situated in the Mexican State of Sonora approximately 240 kilometres south of Tucson, Arizona. The mine produced approximately 300,000 ounces of gold between 1991 and 1997 when production was temporarily suspended. Since Campbell acquired the property in mid-1994 Santa Gertrudis has produced approximately 180,000 ounces at an average cash operating cost of US$249 per ounce.

      Following the suspension of mining operations in late 1997, Campbell embarked on an aggressive exploration program to delineate additional reserves to enable mining operations to resume. In addition to exploring within the mine area and ground to the south of mining operations, Campbell focused exploration on the adjoining Roca Roja mine property, situated north of the Santa Gertrudis Mine area, that was acquired in 1999.

      Successful exploration north of the mine area led to the discovery of four deposits that are expected to provide modest production and cashflows that largely fund exploration and fixed costs at Santa Gertrudis. Exploration is ongoing with the expectation that additional reserves will be outlined allowing operations to continue beyond 2000.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                [GRAPHIC OMITTED]

Production Statistics                                    1999           1998         1997
=========================================================================================
Tonnes mined (ore+waste)                              476,000             --    7,432,000
Tonnes ore mined                                       98,000             --    1,021,000
Strip Ratio                                              3.84             --         6.28
Gold Grade                (grams/metric tonne)           2.24             --         1.71
                          (oz./ton)                      0.07             --         0.05
Gold Recovery             (%)                             N/A             --         69.5
Gold Production           (oz.)                         2,400         12,300       39,200
Cash Operating Cost
  per Ounce Gold (US$)                                    N/A            242          333

Mineable Ore Reserves
=========================================================================================

Proven and Probable
-----------------------------------------------------------------------------------------
  - tonnage               (metric tonnes)             416,000             --           --
  - gold grade            (grams/metric tonne)           2.33             --           --
                          (oz./ton)                      0.06             --           --
  - indicated gold(2)     (oz.)                        31,000             --           --
Possible(1)
-----------------------------------------------------------------------------------------
  - tonnage               (metric tonnes)           1,301,000      1,992,000    2,422,000
  - gold grade            (grams/metric tonne)           1.95           2.08         2.00
                          (oz./ton)                      0.06           0.06         0.06
  - indicated gold(2)     (oz.)                        81,000        133,000      155,700

1: The possible category includes material based largely on assumed continuity or repetition for which there are reasonable geological indications but for which there are limited samples and measurements.
2:    Actual recovered ounces will depend on metalurgical recovery rates.

      Ore deposits at Santa Gertrudis are found within silty carbonate rocks and are generally associated with structural breaks such as fault zones and shear zones. The gold mineralization at Santa Gertrudis is finely disseminated and ore grades usually average 2.0 grams of gold per tonne (g/t gold). The ore is oxidized, making it amenable to the low cost heap leach gold extraction method. The style of mineralization combined with the property's geological, geochemical and structural characteristics suggests that Santa Gertrudis has similarities to the prolific Carlin trend in Nevada which hosts many rich oxide and sulphide gold deposits.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

----------
OPERATIONS
----------

      Exploration completed in 1999 led to the discovery of three mineable deposits, the El Toro Norte, Escondida Northwest Splay and Mirador. Ore from the El Toro Norte deposit was mined in the fourth quarter of 1999 and placed on the leach pads, and to December 31, 1999, produced approximately 2,400 ounces of gold. Production from the Mirador pit started shortly thereafter and is expected to continue until mid-2000. Production from the Escondida Northwest Splay will follow. As of December 31,1999, proven mineable ore reserves are 416,000 tonnes averaging 2.328 grams of gold per tonne (g/t gold) or approximately 31,000 ounces.

      In order to operate profitably at current gold prices, and at the reduced production levels contemplated during this initial phase of mining, management undertook a comprehensive review of the operation to determine where cost savings were possible. As a result, the minesite camp facilities have been eliminated and workers are transported to and from the site. The workforce has been reduced to levels that better match the scale of the current operation.

-----------
EXPLORATION
-----------

La Peque-Escondida Structure

      Exploration in 1999 was primarily focused on the La Peque-Escondida Shear Zone. This Shear Zone is a primary exploration target situated approximately 3 kilometres north of the mine infrastructure. This east-west trending structure is 2.6 kilometres in length and has 10 distinct zones of mineralization many of which have been mapped and sampled and are the focus of advanced drilling.

The Escondida Northwest Splay

      In addition to the El Toro Norte and the Mirador deposits, a third deposit known as the Escondida Northwest Splay was discovered in 1999. Situated close to the mine infrastructure, it will be ready for production once necessary infill drilling has been completed. To date the Escondida Northwest Splay has been tested with 13 reverse circulation drill holes totalling approximately 1130 metres and contains proven mineable reserves of 99,000 tonnes averaging 2.44 g/t gold.

Escondida West, Central and Northwest Zones

      The Escondida West, Escondida Central and Escondida Northwest Zones are situated close to the Escondida Northwest Splay deposit. Each has significant potential to boost resources and potential reserves because of its proximity to that deposit.

      The Escondida Central Zone, located approximately 275 metres east of the Northwest Splay deposit, was the first zone drilled on the La Peque-Escondida structure. In 1999, a total of 16 holes were drilled with many reporting multi-gram values over widths of up to 21 metres. Some of the better intersections from the 1999 program were 3.631 g/t gold over 21.0 metres, 1.834 g/t gold over 9.0 metres and 1.086 g/t gold over 13.5 metres.

      Recently, several trenches completed on the Central Zone in 1999 were deepened or extended to better expose the mineralization and check assay results. Many of the results were in fact better than previously reported leading to additional drilling of the zone. Two drill holes have since been completed with the first hole intersecting 17.786 g/t gold over 5.98 metres, while a second hole intersected 3.26 g/t gold over 14.15 metres or 3.95 g/t gold over 11.0 metres.

      Once new resource calculations have been completed, it may be possible to mine this zone economically in conjunction with the Northwest Splay deposit. Exploration to further evaluate other zones of the Escondida portion of the La Peque-Escondida Structure is now underway with the hope that other zones can be brought


[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

Geology of Santa Gertrudis Mine District and Roca Roja Property

Location Map

[GRAPHIC OMITTED]

into the resource category. The nearby Escondida Northwest Zone is approximately 600 metres northeast of the deposit and the Escondida West Zone is found 50 metres southeast of the deposit.

Esco Zone

      The Esco Zone, situated approximately 1.5 kilometres west of the Escondida Northwest Splay, consists of four structures, only one of which is currently being explored. The structure is defined by a series of old pits and shallow shafts which have yielded values of up to 1.166 g/t gold and greater than 500 g/t silver over 1.2 metres. The old workings suggest that the target may have a width of approximately 10 metres. The structure is associated with a 300 metre long gold soil geochemical anomaly with values in excess of 0.2 g/t gold. The presence of the old workings and the extent of the sampling indicate the structure has a strike length of 80 metres; however, a channel sample that returned a value of 3.668 g/t gold over 0.7 metres taken along strike suggest the potential strike length for the structure is in excess of 200 metres.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Reconnaissance Exploration

      Since many of the open pit deposits are related to fault or shear structures with geochemical anomalies, reconnaissance exploration has been focused on these type of targets. Two key target areas being explored are the Viviana Fault and the San Enrique geochemical anomaly.

La Viviana Fault

      Additional exploration has been completed along the La Viviana Fault. This east-west trending structure extends from the Maracias Fault to the west and is approximately 3.8 kilometres long. The La Viviana Fault is a significant structure because it is thought to be the upper portion of the structure that hosted the past producing Amelia Mine on the Roca Roja property. As such it has excellent potential to host the upper portion of that deposit.

      Initial investigations have been focused on a small portion of the fault in an area of previous workings. To date three reverse circulation drill holes totalling 444 metres have been completed to test the structure. One hole, drilled to test a surface sample from a strongly altered fault zone that yielded
3.924 g/t gold, returned a value of 1.589 g/t gold over 4.5 metres. Additional mapping and sampling will be completed to define additional drill targets.

San Enrique Geochemical Anomaly

      The San Enrique gold-in-soil geochemical anomaly was defined as part of an ongoing soil geochemical survey conducted in 1998. The anomaly is situated approximately 8 kilometres south of the mine infrastructure and is approximately 4 kilometres by 2 kilometres.

      Exploration on the anomaly has been delayed because of difficulties in concluding an agreement with the surface rights owner. In 1999, Campbell was granted a temporary occupation order giving the Company the right to conduct exploration on the San Enrique soil geochemical anomaly for a period of five years. Campbell is continuing negotiations with the surface rights owner and the Mexican Federal and State Government authorities to allow the company access to the ground so that a comprehensive exploration program can begin.


[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

----------------------------------------
CERRO QUEMA PROJECT - LOS SANTOS, PANAMA
----------------------------------------

      The Cerro Quema project, situated 150 miles southwest of Panama City, Panama, is currently on care and maintenance awaiting higher gold prices before development resumes. A feasibility study completed by Campbell indicates the Cerro Quema has mineable reserves, based on a gold price of US$400 per ounce, of approximately 8,772,000 tonnes averaging 1.16 g/t gold, or approximately 330,000 ounces of gold. Cash operating costs are expected to be approximately US$180 per ounce and capital costs are expected to be an additional US$100 to US$110 per ounce. Should gold prices rise to the US$400 level, construction at Cerro Quema could recommence immediately, and once finished, the project would produce 50,000 ounces annually.

---------------
GROWTH STRATEGY
---------------

      During the course of the year management continued to review business opportunities with respect to gold mining acquisitions and possible mergers. Extensive due diligence was carried out on several operations located in the Americas and elsewhere. To date, no transactions have been completed due to results from due diligence and the inability to reach a consensus on value. With the assistance of outside advisors, Campbell is continuing to search for a transaction that will provide growth and increase shareholder value.


--------------------------------------------------------------------------------

                      Management's Discussion and Analysis
                                     17 - 20
--------------------------------------------------------------------------------

               Management's Responsibility for Financial Reporting
                                Auditors' Report
                                       21
--------------------------------------------------------------------------------

                           Consolidated Balance Sheets
                                       22
--------------------------------------------------------------------------------

                      Consolidated Statements of Operations
             Consolidated Statements of Retained Earnings (Deficit)
                                       23
--------------------------------------------------------------------------------

                      Consolidated Statements of Cash Flows
                                       24
--------------------------------------------------------------------------------

                   Notes to Consolidated Financial Statements
                                      25-33
--------------------------------------------------------------------------------

                          Five Year Comparative Summary
                        Selected Quarterly Financial Data
                                       34
--------------------------------------------------------------------------------

                             Shareholder Information
                                       35
--------------------------------------------------------------------------------

                              Corporate Information
                                       36
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

MANAGEMENT'S
DISCUSSION AND
ANALYSIS OF
FINANCIAL
CONDITION AND
RESULTS OF
OPERATIONS
--------------

--------
OVERVIEW
--------

      The past year has been one of mixed results for Campbell Resources. Poor ground conditions at the Joe Mann Mine resulted in production being significantly lower than target and prior years with costs commensurately higher. When added to further deterioration in gold prices during the first nine months of the year, together with the start-up costs at the Santa Gertrudis Mine, this has resulted in a significant drain on the Company's cash resources instead of the expected positive cash flow. For the year ended December 31, 1999 there was negative cash flow from operations before the net change in non-cash operating working capital of $9.4 million compared to positive $0.4 million in 1998 and $0.6 million in 1997. Combined with sustaining capital expenditures at the Joe Mann Mine this has resulted in the Company's working capital at December 31, 1999 decreasing to $31.4 million compared to $45.7 million in 1998. Campbell recorded a loss in 1999 of $12.7 million, or $0.08 per share, compared to a loss of $20.8 million ($0.14 per share) in 1998 and $40.4 million ($0.27 per share) in 1997. There was a loss from operations of $14.4 million in 1999 compared to a loss of $10.1 million in 1998 and a loss of $12.2 million in 1997, before the writedown and loss on sale of mining interests in 1998 of $12.5 million and in 1997 of $31.7 million.

      The Joe Mann Mine started 1999 on a positive note operating at seven days a week compared to the previous five under a new mine plan following an agreement with the Unions. The discovery of a wide ore lens on the 2575 level further increased the optimism. Unfortunately ground conditions worsened as the year progressed resulting in unexpected dilution and consequently lower grades and higher costs. The West zone above the 2350 level was a disappointment as the grade in the stopes was inconsistent and lower than expected. Continuing lower gold production and negative operating cash flow resulted in mining operations above the 2350 level being put in a recovery mode in September while management addressed the dilution issue. As a result, a new mine plan incorporating the change to cut-and-fill mining from shrinkage and long-hole mining was approved by the Board of Directors in November. The plan is based on US$300 gold prices and is expected to result in significant improvements in recovery of ore with lower dilution due to selective mining at narrower widths. Development to enable the change in mining methods commenced in December 1999 and production is expected to resume in April 2000. Development costs during this period are forecast at $3.6 million and will be capitalized to mining interests. Production for the nine months to December 31, 2000 is forecast at 63,500 ounces of gold at a cash operating cost of US$225 per ounce.

      In Mexico, the Company completed the acquisition of the mining and exploration claims of Minera Roca Roja, a former gold producer, adjacent to the Company's Santa Gertrudis Mine at a total cost of $2.3 million. Gold reserves were quickly discovered following exploration and drilling on those claims. Gold production resumed at the Santa Gertrudis Mine from the acquired claims in the fourth quarter of 1999 and is expected to continue through 2000 and into 2001 at levels sufficient to substantially pay for the ongoing exploration effort.

-------
REVENUE
-------

      Revenue from metal sales decreased in 1999 by 38% to $22.5 million compared to $36.4 million in 1998 and $52.6 million in 1997. The decrease in 1999 was attributable to a 9% reduction in the gold price realized during the year and a 35% decrease in gold production to 53,700 ounces compared to 82,400 ounces in 1998. The decrease in 1998 revenues relative to 1997 was due to lower gold prices and lower gold production, offset to an extent by the weakening of the Canadian dollar by approximately 7%.

Gold produced (ounces):                           1999          1998        1997
================================================================================
  Joe Mann Mine                                 51,300        70,100      73,500
  Santa Gertrudis Mine                           2,400        12,300      39,200
--------------------------------------------------------------------------------
                                                53,700        82,400     112,700
================================================================================
Gold revenue per ounce                          US$276        US$304      US$336

Average market price                            US$279        US$294      US$331


[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

      The average gold price realized compared to the average market price is disclosed in the table above. The lower gold price realized in 1999 compared to the average market price for the year is due to the timing of gold production during the year. The difference between the price realized and the market price in prior years is primarily attributable to the Company's limited hedging activities.

      Campbell's general policy is to hedge a maximum of 50% of its gold production for up to two years, dependent on market conditions and planned capital expenditure commitments. The Company has 10,000 ounces of gold hedged for 2000 under fixed forward contracts at an average price of US$290 per ounce. These represent approximately 11% of anticipated production for the year. The Company also has 53,200 ounces of calls outstanding with maturities in 2001 and 2002 at a strike price of US$350 per ounce. The calls were sold in 1997 and are subject to floating gold lease rates against which the Company receives an allowance of 1.50%. The calls represent a maximum of one third of the anticipated gold production from the Joe Mann Mine in the respective years. The calls are marked-to-market and subject to margin calls if the liability exceeds US$3.5 million. The mark-to-market has not required the Company to post margin. It is currently the Company's intention to deliver gold from the Joe Mann Mine at the US$350 strike price if the calls are exercised.

      Revenues from copper production at the Joe Mann Mine accounted for 5.3% of total revenue in 1999 compared to 4.8% in 1998 and 3.6% in 1997. The increase results from the reduction in total revenues as a result of the decrease in gold production from the Santa Gertrudis Mine. Copper production decreased to 1.1 million pounds compared to 1.3 million pounds in 1998 and 1.4 million pounds in 1997 as a result of lower copper grades.

--------
EXPENSES
--------

Cash cost per ounce                         1999            1998            1997
================================================================================
Joe Mann Mine                             US$292          US$257          US$264
Santa Gertrudis Mine                         N/A          US$242          US$333
--------------------------------------------------------------------------------
Overall                                   US$292          US$255          US$288
================================================================================

      Mining expense decreased to $25.6 million in 1999 compared to $33.4 million in 1998 and $46.7 million in 1997. The decrease in 1999 results from the effective cessation of mining operations, other than ore recovery in the upper levels, at the Joe Mann Mine in September. In addition, the mine ceased milling in November 1999 to begin the development necessary to start cut-and-fill mining in the second quarter of 2000. All costs at the mine for December were capitalized to mining interests. The decrease in 1998 compared to 1997 results from cessation of mining operations at the Santa Gertrudis Mine in December 1997.

-------------
Joe Mann Mine
-------------

      Production from the Joe Mann Mine decreased by 26.8% to 51,300 ounces of gold in 1999 compared to 70,100 ounces in 1998 and 73,500 ounces in 1997. The decrease is primarily attributable to lower mill head grades of 0.204 ounces of gold per ton in 1999 compared to 0.252 in 1998 and 0.30 in 1997. Mill recoveries increased to 94.2% in 1999 compared to 94.3% in 1998 and 93.9% in 1997. The tons of ore milled decreased to 267,000 tons in 1999 compared to 299,000 tons in 1998 and 266,000 tons in 1997. As a result of the lower gold production the cash operating cost per ounce increased to US$292 from US$257 in 1998. The decrease in cash costs per ounce of gold produced in 1998 compared to 1997 was largely a result of the weaker Canadian dollar.

--------------------
Santa Gertrudis Mine
--------------------

      The resumption of mining operations at the Santa Gertrudis Mine in the fourth quarter of 1999 resulted in 98,000 tonnes of ore being mined with a grade of 2.24 g/t and a strip ratio of 3.84:1. Leaching commenced in November and resulted in 1,700 ounces of gold being produced in the start-up period. The mine also produced 700 ounces of gold during the earlier part of the year when the heaps were being water washed.


[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

      During 1998, the Santa Gertrudis Mine produced 12,300 ounces of gold as a result of the continued application of cyanide solutions to the heaps on the leach pads. The cash cost per ounce of US$242 per ounce of gold produced in 1998 is higher than it would otherwise be as it included all overhead costs associated with keeping the mine infrastructure in place while the exploration effort is ongoing.

-----------------------------
Depreciation and Amortization
-----------------------------

      Depreciation and amortization expense was $4.7 million in 1999 and $8.2 million in 1998 and $14.6 million in 1997. The decrease in 1999 and 1998 relates to both the lower gold production from the Joe Mann Mine and the impact of the writedown in 1997 together with the cessation of mining activities at the Santa Gertrudis Mine from Decemeber 1997 to October 1999.

-----------
Exploration
-----------

      Exploration expense was $2.3 million in 1999 compared to $2.2 million in 1998 and $0.3 million in 1997 and for 1999 and 1998 all relates to the Santa Gertrudis Mine. Prior to 1998 exploration expenditures at the Santa Gertrudis Mine were capitalized to mining interests and for 1997 amounted to $3.7 million.

----------------------
OTHER INCOME (EXPENSE)
----------------------

      Other income was $0.8 million in 1999 compared to $2.4 million in 1998 and $2.1 million in 1997. The decrease in 1999 is primarily due to the mark-to-market loss of $0.8 million on the 53,200 ounce call position compared to a $0.4 million gain in 1998 as well as the decrease in interest income as a result of lower interest earning balances.

      Interest expense on the Company's convertible debentures was $0.4 million in 1999 compared to $0.5 million in 1998 and $0.6 million in 1997. The decrease is attributable to the continuing conversion of a portion of the debentures to common shares (see note 4 to Consolidated Financial Statements).

-----------------------
INCOME AND MINING TAXES
-----------------------

      The Company recorded an income and mining tax recovery of $1.3 million in 1999 compared to expense of $0.1 million in 1998 and a recovery of $2 million in 1997. Reference should be made to note 6 to the Consolidated Financial Statements for additional information on the reported tax provisions.

-------------------------------
LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

      At December 31, 1999, the Company's working capital decreased to $31.4 million compared to $45.7 million in 1998. Included in working capital is cash and short-term deposits of $18.2 million and money market instruments (matured in February 2000) of $8 million compared to cash and short-term deposits of $41.5 million in 1998. As discussed in note 7 to the financial statements, the Company adopted the new Canadian Institute of Chartered Accountants Handbook
Section 1540 "Cash Flow Statements" in 1999. The Section requires that short-term deposits with initial maturities on acquisition of greater than 90 days not be classified as cash on the balance sheet. The Company periodically invests in money market instruments with maturities of up to 180 days to take advantage of interest rates and other factors. Accordingly, although these instruments are readily convertible into cash they are now classified as money market instruments with their acquisition and maturity included in investing activities in the Statements of Cash Flows.

      For the year ended December 31, 1999 there was negative cash flow from operations before the net change in non-cash operating working capital of $9.4 million compared to positive $0.4 million in 1998 and positive $0.6 million in 1997. The negative cash flow in 1999 compared to the positive cash flow in 1998 results from the decrease in gold production and increase in costs at the Joe Mann Mine, the lower average realized gold price and lower gold production from the Santa Gertrudis Mine.

      The main source of cash for the Company during 1998 was from the sale of surplus mining equipment and the Wildcat property in Nevada, which yielded $3.7 million, and the reduction in operating working capital. The main source of cash during 1997 was the early termination of various gold hedging instruments totalling 118,100 ounces, which resulted in cash proceeds of $9.7 million.


[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

--------------------
Capital Expenditures
--------------------

Capital expenditures were as follows ($000's):

                                                   1999         1998        1997
================================================================================
Joe Mann Mine:
- sustaining capital                             $2,286       $2,017      $2,360
- shaft deepening                                   238        4,452       6,564
- cut-and-fill development                          975
--------------------------------------------------------------------------------
                                                  3,499        6,469       8,924
--------------------------------------------------------------------------------
Santa Gertrudis Mine                                  6           82       3,091
Cerro Quema Project                                            1,580      15,129
Other                                                21           10          68
--------------------------------------------------------------------------------
                                                 $3,526       $8,141     $27,212
================================================================================

      In addition to these capital expenditures, during 1999 the Company also acquired the mining and exploration claims of the former gold producer, Minera Roca Roja, SA. de C.V., for cash consideration of $1.6 million and the assumption of the associated environmental obligations estimated at $0.7 million.

---------
YEAR 2000
---------

      The Company has not experienced any computer system or operational issues, either internally or with its suppliers, with respect to the Year 2000 issue.

-------
OUTLOOK
-------

      Campbell's focus for the year 2000 will be on its existing operations while continuing to search for new opportunities. Implementing the new mining method at the Joe Mann Mine on time and budget is a priority. Once development in preparation for the change to cut-and-fill mining is complete, expected at the end of the first quarter of 2000, the mine should start to generate meaningful levels of cash flow. Gold production is forecast at 63,500 ounces at a cash cost of US$225 per ounce in the nine operating months of 2000 increasing to approximately 90,000 ounces in 2001. Development and sustaining capital expenditures for 2000 is forecast at $5.3 million of which $3.6 million relates to the development period.

      The Santa Gertrudis Mine is expected to produce approximately 22,500 ounces of gold at a cash operating cost of US$233 per ounce during 2000, sufficient to fund the majority of the exploration effort, currently budgeted at US$1.5 million.

      At the Company's upcoming annual shareholders meeting, shareholders will be asked to vote on a special resolution to consolidate (reverse split) the issued and outstanding common shares. The resolution is in response to a new continuing listing rule of the New York Stock Exchange requiring listed companies stock price to be a minimum of US$1 per share. Both the American Stock Exchange and NASDAQ have similar stock price requirements. Given the high percentage of Campbell's shares held by United States residents, the Company believes it is in the best interests of all shareholders to maintain a listing in the United States.


[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

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


/s/ John O. Kachmar                                 /s/ Paul J. Ireland

John O. Kachmar                                     Paul J. Ireland
President and                                       Vice President, Finance and
Chief Executive Officer                             Chief Financial Officer

AUDITORS' REPORT TO THE BOARD OF DIRECTORS AND SHAREHOLDERS

We have audited the consolidated balance sheets of Campbell Resources Inc. as at December 31, 1999 and 1998 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and the cash flows for each of the years in the three-year period ended December 31, 1999 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended December 31, 1999 and shareholders' equity as at December 31, 1999 and 1998 to the extent summarized in note 12 to the consolidated financial statements.


/s/ KPMG LLP

Chartered Accountants
Toronto, Canada
February 25, 2000

[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

as at December 31,
(Expressed in thousands of Canadian dollars)

                                                         1999           1998
------------------------------------------------------------------------------
ASSETS
Current assets
Cash and short-term deposits                           $ 18,219       $ 41,493
Money market instruments                                  7,958
Receivables                                               1,999          2,653
Inventories (note 2)                                      4,891          4,538
Prepaids                                                    460            474
------------------------------------------------------------------------------
   Total current assets                                  33,527         49,158
------------------------------------------------------------------------------
Other assets                                                194            502
Mining Interests (note 3)                                53,413         53,117
------------------------------------------------------------------------------
    Total assets                                       $ 87,134       $102,777
==============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable                                       $  1,104       $  2,254
Accrued liabilities                                       1,003          1,215
------------------------------------------------------------------------------
   Total current liabilities                              2,107          3,469
------------------------------------------------------------------------------
Accrued reclamation                                       2,169          1,652
Convertible debentures (note 4)                           3,718          5,652
Deferred mining taxes                                     1,716          3,616
Other liabilities                                         1,751            919

Shareholders' equity
Capital stock (note 5)                                  125,339        123,632
Foreign currency translation adjustment                     593          1,394
Deficit                                                 (50,259)       (37,557)
------------------------------------------------------------------------------
   Total shareholders equity                             75,673         87,469
------------------------------------------------------------------------------
   Total liabilities and shareholders equity           $ 87,134       $102,777
==============================================================================

Commitments and contingencies (note 8)

Approved by the Board,                  /s/ James D. Beatty
                                            Director


                                        /s/ John O. Kachmar
                                            Director


See accompanying notes to the consolidated financial statements.

[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31,
(Expressed in thousands of Canadian dollars except per share amounts)

                                                            1999        1998        1997
------------------------------------------------------------------------------------------
Metal sales                                               $ 22,465    $ 36,388    $ 52,635
------------------------------------------------------------------------------------------
Expenses
   Mining                                                   25,646      33,449      46,681
   General administration                                    2,875       2,648       3,203
   Depreciation and amortization                             4,699       8,191      14,585
   Exploration                                               2,299       2,219         317
   Care and maintenance                                      1,394
------------------------------------------------------------------------------------------
                                                            36,913      46,507      64,786
------------------------------------------------------------------------------------------
Loss from operations before writedown and
  loss on sale of mining interests                         (14,448)    (10,119)    (12,151)
Writedown and loss on sale of mining interests (note 3)                 12,508      31,684
------------------------------------------------------------------------------------------
Loss from operations                                       (14,448)    (22,627)    (43,835)
------------------------------------------------------------------------------------------

Other income (expense)
   Other income                                                843       2,396       2,096
   Convertible debenture interest expense                     (351)       (526)       (639)
------------------------------------------------------------------------------------------
                                                               492       1,870       1,457
------------------------------------------------------------------------------------------
Loss before taxes                                          (13,956)    (20,757)    (42,378)
Income and mining taxes recovery (expense) (note 6)          1,254         (91)      1,968
------------------------------------------------------------------------------------------
Net loss                                                  $(12,702)   $(20,848)   $(40,410)
==========================================================================================
Loss per share (note 5)                                   $  (0.08)   $  (0.14)   $  (0.27)
==========================================================================================

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

for the years ended December 31,
(Expressed in thousands of Canadian dollars)

                                                            1999        1998        1997
------------------------------------------------------------------------------------------
Balance at beginning of year                              $(37,557)   $(16,709)   $ 23,701
Net loss                                                   (12,702)    (20,848)    (40,410)
------------------------------------------------------------------------------------------
Balance at end of year                                    $(50,259)   $(37,557)   $(16,709)
==========================================================================================

See accompanying notes to the consolidated financial statements.

[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31,
(Expressed in thousands of Canadian dollars)

                                                            1999        1998        1997
------------------------------------------------------------------------------------------
Cash provided by (used in):

Operating activities
Net loss                                                  $(12,702)   $(20,848)   $(40,410)

Items not involving cash
    Depreciation and amortization                            4,699       8,191      14,585
    Writedown and loss on sale of mining interests                      12,508      30,239
    Deferred mining taxes recovery                          (1,900)       (582)     (2,569)
    Other                                                      468       1,142      (1,289)
------------------------------------------------------------------------------------------
                                                            (9,435)        411         556
Net change in non-cash operating working capital              (842)      2,551       2,945
------------------------------------------------------------------------------------------
                                                           (10,277)      2,962       3,501
------------------------------------------------------------------------------------------

Financing activities
Issues of capital stock                                         65         177         138
------------------------------------------------------------------------------------------
                                                                65         177         138
------------------------------------------------------------------------------------------

Investing activities
Expenditures on mining interests                            (3,526)     (8,141)    (27,212)
Purchase of Roca Roja claims                                (1,562)
Proceeds on sale of assets                                               3,876
Termination of hedging contracts                                                     9,679
Money market instruments                                    (7,800)     28,097      21,330
Decrease in other assets                                       157         313         165
------------------------------------------------------------------------------------------
                                                           (12,731)     24,145       3,962
------------------------------------------------------------------------------------------

Effect of exchange rate change on cash
  and short-term deposits                                     (331)        571         162
------------------------------------------------------------------------------------------

Increase (decrease) in cash and short-term deposits        (23,274)     27,855       7,763
Cash and short-term deposits at beginning of year           41,493      13,638       5,875
------------------------------------------------------------------------------------------

Cash and short-term deposits at end of year               $ 18,219    $ 41,493    $ 13,638
==========================================================================================

Changes in non-cash operating working capital
    Receivables                                           $    654    $  2,152    $  3,465
    Inventories and prepaids                                  (134)      2,707       1,638
    Accounts payable                                        (1,150)     (1,735)     (1,515)
    Accrued liabilities                                       (212)       (573)       (643)
------------------------------------------------------------------------------------------
                                                          $   (842)   $  2,551    $  2,945
==========================================================================================

See accompanying notes to the consolidated financial statements.

[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of Canadian dollars)

-----------------------------------------------
1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------

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

Cash and Short-Term Deposits, Money Market Instruments: Cash and short-term deposits consist of cash-on-hand, balances with banks and short-term money market instruments (maturity on acquisition of less than 90 days) and are carried at amortized cost, which approximates market. Money market instruments with maturity on acquisition of more than 90 days are carried at amortized cost, which approximates market. The Company's policy is to invest in highly rated instruments and to limit the amount of credit exposure to any one institution.

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

Stock-Based Compensation Plans: The Company has two stock-based compensation plans, which are described in note 5. No compensation expense is recognized for these plans when stock or stock options are issued to directors or employees unless stock appreciation rights ("SAR") accompany the options. When stock is issued on the exercise of a stock option under a SAR, the difference between the market price and the option price is recorded as compensation expense and credited to share capital. Any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital.

Site Restoration: Provisions are established for estimated future costs of site restoration of mining properties, including the removal of production facilities at the end of their useful lives. Costs are based upon estimates of the anticipated method and extent of site restoration to meet current legal and industry standards. These standards are continually changing and the estimated provision is reviewed annually. The estimated future costs are accrued over the estimated life of the underlying asset and the annual charge, determined on the same basis as the amortization of the underlying asset, is included in mining costs.

Recognition of Metals Revenue: Gold and copper revenues are recognized at the time of production. Receivables include gold and gold concentrate settled subsequent to year end, which are recorded at estimated net realizable value.

[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of Canadian dollars)

Commodity and Foreign Exchange Contracts: The Company uses forward and option contracts to hedge the effect of exchange rate changes on foreign currency exposures, and forward and option contracts to hedge the effect of price changes on a portion of the commodities it sells. Gains and losses on hedging instruments that effectively establish prices for future production are not recognized in income until reflected in sales revenue when the related production is delivered. From time to time, the Company has entered into options contracts for the sale of commodities not designated as hedges. These contracts are carried at quoted market values and included in other assets (liabilities) and gains and losses arising from the changes in the market values of these contracts are recognized in earnings in the period in which the changes occur.

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

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenue and expense during the period. Actual results could differ from estimates. During the fiscal periods presented, management has made a number of significant estimates and valuation assumptions, including estimates of the net realizable value of accounts receivable, inventory, the useful lives of capital assets, the recoverability of mining interests, the future costs associated with environmental and site restoration matters, and the fair value of financial assets and liabilities. These estimates and valuation assumptions are based on current information and management's planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.

Comparative Figures: Certain comparative figures have been reclassified to conform to the current financial statement presentation.

----------------
2 -- INVENTORIES
----------------

                                                         1999              1998
--------------------------------------------------------------------------------
Materials and supplies                                 $  4,369         $  4,538
Work-in-Process                                             522
--------------------------------------------------------------------------------
                                                       $  4,891         $  4,538
================================================================================

---------------------
3 -- MINING INTERESTS
---------------------

                                                            1999                                   1998
---------------------------------------------------------------------------------------------------------------------
                                                        Accumulated                             Accumulated
                                                      Depreciation and                       Depreciation and
                                               Cost     Amortization     Net            Cost    Amortization    Net
---------------------------------------------------------------------------------------------------------------------
Property, plant and equipment               $ 24,673       $16,697     $ 7,976        $ 24,850    $ 16,138    $ 8,712
Mining properties and deferred expenditures  152,890       108,428      44,462         149,016     104,611     44,405
Construction in progress                         975                       975
---------------------------------------------------------------------------------------------------------------------
                                            $178,538      $125,125     $53,413        $173,866    $120,749    $53,117
=====================================================================================================================

During 1999 the Company acquired mining claims and other assets in Mexico for $1,562,000 cash and the assumption of future environmental obligations with respect to the property, estimated at acquisition to be $716,000.

[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of Canadian dollars)

During 1998, as part of its periodic evaluation of the carrying value of its mining interests, the Company wrote down the carrying value of its Cerro Quema project in Panama by $10,200,000. In 1997 the Company wrote down the value of the Joe Mann Mine by $28,000,000.

During 1992, the Company entered into agreements under which the Societe Quebecoise d'Exploration Miniere ("Soquem") could earn a 50% interest in the Joe Mann property (excluding the Joe Mann Mine) and in the Company's other properties in the Chibougamau area by incurring specified amounts on exploration on those properties. To July 1, 1997, Soquem had incurred total qualifying expenditures under the previous agreements of $2,548,000 on the Joe Mann property and $2,431,000 on the Chibougamau property. Effective July 2, 1997, the agreements were modified to provide that Soquem spend an additional $1,600,000 on the Joe Mann property and an additional $750,000 on the Chibougamau property from the effective date until June 1, 2002 to earn a 50% interest in each of the properties. To December 31, 1999, Soquem had incurred total qualifying expenditures under the new amendment of approximately $196,000 on the Joe Mann property and $145,000 on the Chibougamau area property.

---------------------------
4 -- CONVERTIBLE DEBENTURES
---------------------------

In July 1994, the Company issued US$11,005,000 of 7.5% Convertible Subordinated Debentures. The debentures are unsecured, bear interest at 7.5% payable in arrears on June 1 and December 1 each year and mature on July 21, 2004. The debentures are convertible at the option of the holder into common shares of the Company at any time prior to maturity at a conversion of US$0.50 per common share. The debentures are redeemable for cash at any time after the fifth anniversary of the date of issue or, at the Company's option, may be redeemed in common shares on the basis of one common share for each US$0.50 of debenture principal being redeemed. The right of the Company to redeem the debentures for cash or common shares is conditional on the average price of the Common Shares exceeding US$0.50 during a period of 20 consecutive days prior to notice of redemption. The Company may. at its option, repay the debenture at maturity by issuing common shares of the Company at the conversion price of US$0.50 per common share.

During 1999, debenture holders converted US$1,117,000 (1998 - US$1,444,000; 1997
- US$454,000) of debenture principal into 2,234,000 (1998 - 2,888,000; 1997 -
908,000) common shares of the Company resulting in a balance outstanding at December 31, 1999 of US$2,576,000 (1998 - US$3,693,000; 1997 - US$5,137,000).

------------------
5 -- CAPITAL STOCK
------------------

a) Authorized shares

Preference shares - unlimited, issuable in series, without par value Common shares - unlimited

b) Issued and outstanding shares (in thousands)

                                                      1999                       1998                     1997
---------------------------------------------------------------------------------------------------------------------
                                              Shares        Amount      Shares          Amount      Shares     Amount
---------------------------------------------------------------------------------------------------------------------
Common shares:
Balance at beginning of year                 154,686      $123,632     151,445        $121,425     148,588   $118,605
Issued:
Conversion of convertible debentures           2,234         1,642       2,888           2,030         908        611
Issued as part consideration on acquisition
      of Minera Cerro Quema, SA.                                                                     1,770      2,071
Employee Incentive Plan and Directors'
      Stock Option Plan                          232            65         353             177         179        138
---------------------------------------------------------------------------------------------------------------------
                                             157,152      $125,339     154,686        $123,632     151,445   $121,425
=====================================================================================================================

[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of Canadian dollars)

c) Employee Incentive Plan and Directors' Stock Option Plan

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

Options granted under the Directors' and Employee Share Option Plans expire not later than five years from the date on which they were granted and all current options expire on or before August 10, 2004. Changes in the share option plans are as follows (in thousands except per share amounts):

                                                     1999                      1998                       1997
----------------------------------------------------------------------------------------------------------------------------
                                              Shares      Weighted      Shares      Weighted        Shares      Weighted
                                                           Average                   Average                     Average
                                                        Exercise Price            Exercise Price              Exercise Price
----------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year               7,025         $0.93       7,250         $1.15         7,175        $1.18
Granted                                        1,075         $0.43       2,325         $0.44           450        $0.92
Exercised                                                                                              (19)       $0.57
Expired                                       (1,375)        $0.65      (2,550)        $1.12          (356)       $1.34
----------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                     6,725         $0.91       7,025         $0.93         7,250        $1.15
============================================================================================================================
Options exercisable at end of year             5,906         $0.97       5,994         $0.94         6,037        $1.12

The following summarizes information about stock options outstanding at December 31, 1999 (in thousands except per share amounts);

                     Options Outstanding                                            Options Exercisable
-----------------------------------------------------------     -----------------------------------------------------------
Range of Exercise    Number Outstanding    Weighted Average     Weighted Average     Number Exercisable    Weighted Average
     Price                                    Remaining          Exercise Price                             Exercise Price
                                           Contractual Life
-----------------------------------------------------------     -----------------------------------------------------------
$0.43 - $0.44               3,375             3.9 years               $0.44                2,631                  $0.44
$0.89 - $0.91                 300             2.6 years               $0.91                  225                  $0.91
$1.26 - $1.48               3,050             1.5 years               $1.43                3,050                  $1.43

d) Common share purchase warrants

As part of a public offering of units consisting of common shares and warrants in February, 1996, the Company issued 9,000,000 warrants that entitled the holder to purchase one common share of the Company for US$1.50 on or before February 26, 1999. All of the warrants expired unexercised.

e) Loss per share

The weighted average number of common shares outstanding during the year ended December 31, 1999 used to calculate the loss per common share amounted to 156,949,000 (1998 - 153,532,000; 1997 - 150,548,000). Outstanding warrants and options were not dilutive to loss per share in any of the periods presented.

[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of Canadian dollars)

----------------------------
6 -- INCOME AND MINING TAXES
----------------------------

a) Geographic components

The geographic components of loss before taxes is as follows:

                                       1999              1998              1997
-------------------------------------------------------------------------------
Canada                            $  (9,001)        $  (6,562)        $ (32,729)
Mexico                               (4,448)           (3,855)           (9,101)
Panama                                 (507)          (10,340)             (548)
-------------------------------------------------------------------------------
                                  $ (13,956)        $ (20,757)        $ (42,378)
===============================================================================

The geographic components of income and mining taxes is as follows:

Current income tax expense:
Canada                              $   (79)          $   (55)         $   (220)
Mexico                                 (567)             (618)             (381)
-------------------------------------------------------------------------------
                                       (646)             (673)             (601)
Deferred mining tax recovery - Canada 1,900               582             2,569
-------------------------------------------------------------------------------
                                    $ 1,254           $   (91)         $  1,968
===============================================================================



b) Deferred mining taxes

The payment of certain mining taxes is deferred due to the recognition of amounts for tax purposes in different periods than for accounting purposes. The principal timing difference is depreciation and amortization.

c) Loss carry forwards

At December 31, 1999, the Company and its subsidiaries had operating losses for income tax purposes in Canada approximating $4,800,000 and in Mexico approximating $25,200,000 which are available to reduce taxes in future years and expire over the period to the year 2009. In addition, the Company and its subsidiaries had capital losses for income tax purposes in Canada of approximately $25,500,000 available to apply against future taxable capital gains. The Company's subsidiary has an additional $22,600,000 of capital loss carry forwards which have not been accepted by the tax authorities. The Company is objecting to the tax authorities' position. The Company also had unclaimed deductions for income tax purposes in excess of carrying values for financial statement purposes of approximately $53,000,000 in Canada and $13,000,000 in its foreign subsidiaries. The potential future benefit of these tax losses and deductions has not been recognized in these financial statements.

d) Effective tax rate

The recovery of (provision for) income taxes varies from the amounts that would be computed by applying the Canadian federal and provincial statutory tax rates of approximately 40% (1998 and 1997 - 40%) to income before taxes as follows:

                                                                   1999       1998        1997
----------------------------------------------------------------------------------------------
Expected income tax recovery using statutory income tax rates   $ 5,585    $ 8,289    $ 16,785
Resource allowance                                                 (274)        67         167
Mining taxes recovery                                             1,900        582       2,569
Tax benefit of losses not currently recognized                   (5,310)    (7,495)    (16,952)
Non-deductible expenses                                                       (861)
Other                                                              (647)      (673)       (601)
----------------------------------------------------------------------------------------------
Income and mining tax recovery (provision)                      $ 1,254    $   (91)   $  1,968
==============================================================================================

[LOGO] Campbell
       Resources Inc.
================================================================================

--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of Canadian dollars)

-----------------------------
7 -- STATEMENTS OF CASH FLOWS
-----------------------------

During the first quarter of 1999 the Company adopted the provisions of the new Canadian Institute of Chartered Accountants Handbook Section 1540 "Cash Flow Statements". The Statements of Cash Flows for the years ended December 31, 1998 and 1997 have been restated to conform to the new requirements.

Additional disclosures required with respect to the Statements of Cash Flows are as follows:

                                       1999              1998              1997
-------------------------------------------------------------------------------
Cash taxes paid                     $   573           $   770           $   695
Cash interest paid                  $   306           $   502           $   616

----------------------------------
8 -- COMMITMENTS AND CONTINGENCIES
----------------------------------

a) The Company has sold forward 10,000 ounces of gold for delivery in 2000 under forward contracts at an average of US$290 per ounce, and has outstanding calls for 33,200 ounces of gold in 2001 and 20,000 ounces of gold in 2002 at US$350 per ounce subject to floating gold lease rates.

b) The Company's Joe Mann Mine is subject to a graduated net smelter return royalty increasing from 1.8% up to a gold price of Canadian $512 per ounce to 3.6% at a gold price of Canadian $625 per ounce.

c) During 1996, the Company's Mexican subsidiary received import duty assessments following an audit claiming the subsidiary's interest in certain pieces of machinery and equipment with an approximate value of US$2,200,000 and levying taxes, penalties, interest and inflationary adjustments for a further Mexican pesos 9,200,000. On May 26, 1997, the Company received notice that it was successful in its appeal against the assessments and that the Mexican pesos 9,200,000 was not payable. The charge against the assets will be released when the final tax assessment covering this matter is issued in favour of the Company by the tax authorities. On May 6, 1998, the tax authorities issued a tax assessment identical to that issued in 1996 except that the amounts claimed have increased to Mexican pesos 18,000,000 as a result of inflation and additional interest. The Company was advised that this assessment was improper as it completely ignored the earlier ruling. Accordingly the Company filed a new appeal before the Federal Tax Court to nullify the assessment. The appeal is still awaiting consideration by the Tax Court. No provision has been made in the financial statements for the amounts assessed on the basis of the earlier ruling and the legal advice received.

d) During 1991, a subsidiary of the Company entered into a corporate restructuring and financing arrangement ("Arrangement") in which it issued to a group of Canadian financial institutions $38,000,000 of Guaranteed Subordinate Debentures and Notes ("Debentures") and $12,000,000 of Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares ("Preferred Shares"). The Debentures are unsecured, subordinate to all existing non-trade debt and future senior debt, bear interest at varying rates, are repayable upon maturity in 2007, and cannot be prepaid. The Preferred Shares are redeemable at any time at an amount of $240,000 per Preferred Share, rank equally and pari passu with the common shares for dividends when declared, and are retractable in 2007. In order to secure the performance of the Debentures and Preferred Shares the Company's subsidiary entered into an Interest Rate and Currency Exchange Swap Agreement ("Swap Agreement") with a major international bank. The Swap Agreement provides for the conversion of one floating rate interest basis to another and for differences in the timing of payments so as to match the interest payment requirements under the Debentures, repay the Debentures upon maturity and retract the Preferred Shares. All payments are denominated in Canadian dollars. The Company's subsidiary placed Canadian dollar deposits with the counter party to the Swap agreement which deposits have been charged to secure the performance under the Swap agreement. These deposits earn interest at Canadian Bankers Acceptance rates. The Swap Agreement was irrevocably assigned directly to the investors. Accordingly the bank is the primary obligor under the Arrangement.

e) The Company is from time to time involved in various claims, legal proceedings and reassessments for income, mining and other taxes, arising in the ordinary course of business. The Company's current and proposed mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect its employees, the general public and the environment and, to the best of its knowledge, believes its operations are in compliance with all applicable laws and regulations, in all material respects. The Company has made, and expects to make in the future, submissions

[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of Canadian dollars)

      and expenditures to comply with such laws and regulations. Where estimated reclamation and closure costs are reasonably determinable, the Company has recorded a provision for environmental liabilities based on management's estimate of these costs. Such estimates are subject to adjustment based on changes in laws and regulations and as new information becomes available.

-----------------
9 -- PENSION PLAN
-----------------

The Company maintains a defined benefit pension plan for certain employees which provides benefits based on length of service and remuneration. The most recent actuarial valuation of the plan was as at December 31, 1996. As at December 31, 1999, the estimated projected benefit obligation was approximately $2,864,000 (1998 - $2,754,000) and the market value of assets aggregated $3,515,000 (1998 - $3,508,000).

--------------------
10 -- SEGMENTED DATA
--------------------

The Company's operations consist principally of the exploration, development, mining and processing of precious metals in Canada, Mexico and Panama. The following is a summary of the Company's revenue by geographic area:

                                       1999              1998              1997
-------------------------------------------------------------------------------
Canada                              $21,464           $31,030           $35,443
Mexico                                1,001             5,358            17,192
-------------------------------------------------------------------------------
                                    $22,465           $36,388           $52,635
===============================================================================

Revenues are attributed to countries based on the source of the production. During 1999 the Company sold approximately 39% (1998- 35%; 1997 - 28%) of its product to one smelter.

The following is a summary of the Company's mining interests by geographic area:

                                       1999              1998              1997
-------------------------------------------------------------------------------
Canada                              $31,913           $33,054           $32,688
Mexico                               12,419            10,963            12,182
Panama                                9,081             9,100            22,632
Other                                                                       609
-------------------------------------------------------------------------------
                                    $53,413           $53,117           $68,111
===============================================================================

--------------------------------------------
11 -- FAIR VALUE AND CREDIT RISK DISCLOSURES
--------------------------------------------

At December 31, 1999 the fair value of the Company's convertible debentures was estimated to be $2,777,000 (1998 - $5,840,000) compared to the carrying amount of $3,718,000 (1998 - $5,652,000) based on a quoted price. The carrying amount of cash and short-term deposits, money market instruments, receivables, accounts payable, accrued liabilities and other liabilities in the consolidated balance sheets approximates fair value based on their short-term maturities and/or quotes received. The Company had no foreign currency hedging contracts at December 31, 1999. The fair value of the Company's foreign currency hedging contracts at December 31, 1998 was a loss of approximately $576,000.

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

[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of Canadian dollars)

-----------------------------------------------------------------------
12 -- DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED
      ACCOUNTING PRINCIPLES
-----------------------------------------------------------------------

The reconciliation of net loss determined in accordance with generally accepted accounting principles in Canada to net loss determined under accounting principles which are generally accepted in the United States is as follows:

                                                              1999        1998        1997
------------------------------------------------------------------------------------------
Net loss for year as reported                             $(12,702)   $(20,848)   $(40,410)
Depreciation and amortization (a)                              926      (9,389)     19,061
Deferred income taxes (b)                                   (1,031)        285      (6,083)
Foreign exchange contracts (e)                                 576        (576)
------------------------------------------------------------------------------------------
Net loss for the year in accordance
   with United States accounting principles               $(12,231)   $(30,528)   $(27,432)
------------------------------------------------------------------------------------------
Other comprehensive income (loss):
Foreign currency translation adjustments                      (801)        986         656
------------------------------------------------------------------------------------------
Comprehensive loss for the year in
   accordance with United States accounting
   principles                                             $(13,032)   $(29,542)   $(26,776)
------------------------------------------------------------------------------------------
Loss per share for the year in accordance
   with United States accounting principles
   Basic and fully diluted                                $  (0.08)   $  (0.20)   $  (0.18)
==========================================================================================

Differences between Canadian and United States accounting principles as they affect the Company's financial statements are as follows;

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

      Significant components of the Company's deferred tax assets and liabilities under United States accounting principles are as follows:

                                                          1999             1998
-------------------------------------------------------------------------------
Noncurrent deferred tax assets:
      Mining interests                                $ 37,768         $ 37,956
      Operating loss carry forwards                     10,571            6,745
      Capital loss carry forwards                       10,168           10,380
      Other                                              1,232            1,676
-------------------------------------------------------------------------------
                                                        59,739           56,757
Valuation allowance                                     57,740           55,661
-------------------------------------------------------------------------------
                                                         1,999            1,096
-------------------------------------------------------------------------------
Current deferred tax liabilities:
      Inventory                                          1,179              987
Noncurrent deferred tax liabilities:
      Mining interests                                                      869
      Other                                                820              109
-------------------------------------------------------------------------------
                                                         1,999            1,965
-------------------------------------------------------------------------------
Net deferred tax liabilities                            $              $   (869)
===============================================================================

[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of Canadian dollars)

      The tax loss carry forwards disclosed in note 6(c) and other temporary differences giving rise to deferred taxes have been tax effected for purposes of the above disclosure at the tax rate effective in the applicable jurisdiction, that is, 40% for Canada, 34% for Mexico.

c)    Stock Options

      Beginning in 1996, United States accounting principles allow, but do not require companies to record compensation cost for stock option plans at fair value. The Company has chosen to continue to account for stock options using the intrinsic value method as permitted under Canadian and United States accounting principles. The United States accounting pronouncement does, however, require the disclosure of pro forma net income and earnings per share information as if the Company had accounted for its employee stock options issued in prior years under the fair value method. Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for each year; risk free interest rates for 1999 of 5.70% (1998 - 5.50%; 1997 - 5.15-6.30%); dividend yields of 0%; volatility factors of the expected market price of the Company's common shares of 100%; and a weighted average expected life of the options of four years.

      The weighted average grant date fair values of options issued in 1999, 1998 and 1997 were $0.31, $0.21 and $0.43, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is expensed over the options' vesting period, which is three years in the case of employees and immediately in the case of Directors. For the year ended December 31, 1999, the Company's pro forma net loss and loss per share in accordance with United States accounting principles are a net loss of $12,816,000 (1998 - net loss $31,432,000; 1997 net loss of $27,951,000)
      and a loss of $0.08 (1998 loss of $0.20; 1997 loss of $0.19).

d)    Contingent Liability

      Under United States accounting principles the contingent liability disclosed in note 8 (d) would be reflected in the balance sheet. Accordingly, under United States accounting principles total assets and liabilities would increase by $50 million. The increase in assets represents investments (non-current) comprising Canadian dollar payments under the Swap agreement and Canadian dollar deposits with the counter party to the Swap agreement. The liabilities (non-current) represent the Guaranteed Subordinate Debentures and Notes of $38 million and the Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares of $12 million which would be included outside of shareholders' equity.

e)    Foreign Exchange Contracts

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

f)    Balance Sheets

      The cumulative effect of the application of United States accounting principles, noted in (a) to (e) above, on the consolidated balance sheets of the Company as at December 31, 1999 and 1998 would be to decrease mining interests by $21,695,000 (1998 - $23,403,000), increase other liabilities by $nil (1998 - $576,000), increase long-term investments by $50,000,000 (1998 - $50,000,000), increase long-term liabilities by
      $38,000,000 (1998 - $38,000,000), increase deferred mining tax assets, non-current assets by $1,999,000 (1998 - $1,096,000), increase deferred mining tax, current assets by $1,179,000 (1998 - $987,000) and decrease deferred mining taxes, non-current liability by $896,000 (1998 - $2,638,000), increase preferred shares by $12,000,000 (1998- $12,000,000)
      and reduce shareholders equity by $20,761,000 (1998- $21,232,000).

g)    Other Recent Accounting Pronouncements

      In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company will be required to implement SFAS No. 133 for its fiscal year ending December 31, 2001. The Company has not yet determined the impact, if any, of the adoption of SFAS No. 133 on its reported financial position, results of operations or cash flows.


[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

Year Ended December 31                          1999        1998        1997        1996       1995
---------------------------------------------------------------------------------------------------

Operating results (in thousands):
---------------------------------------------------------------------------------------------------
Metal sales                                $  22,465      36,388      52,635      67,180     67,418
Net income (loss)                          $ (12,702)    (20,848)    (40,410)      9,012     10,461
Cash flow from operations (before change
   in non-cash operating working capital)  $  (9,435)        411         556      21,439     18,703
Capital Expenditures                       $   3,526       8,141      27,212      13,968      7,934

Financial position (in thousands):
---------------------------------------------------------------------------------------------------
Cash and short-term deposits               $  18,219      41,493      13,638       5,875     32,271
Money market instruments                   $   7,958                  28,097      49,427
Total assets                               $  87,134     102,777     123,882     165,298    123,703
Long-term debt                             $   3,718       5,652       7,341       7,657     10,782
Shareholders' equity                       $  75,673      87,469     105,124     142,058     99,554

Per share data:
---------------------------------------------------------------------------------------------------
Net income (loss) per share                $   (0.08)      (0.14)      (0.27)       0.06       0.09
Book value per share                       $    0.48        0.57        0.69        0.96       0.80

Operational statistics:
---------------------------------------------------------------------------------------------------
Gold production-- ounces                      53,700      82,400     112,700     124,800    120,100
Gold revenue per ounce-- US dollars        $     276         304         336         396        402
Cash cost per ounce-- US dollars           $     292         255         288         252        247

Shares outstanding (in thousands):
---------------------------------------------------------------------------------------------------
At year end                                  157,152     154,686     151,445     148,588    124,466
Weighted average during year                 156,949     153,532     150,548     145,907    121,214

Foreign exchange rate-- US dollars:
---------------------------------------------------------------------------------------------------
Year end/average                        $  0.69/0.67   0.65/0.67   0.70/0.73   0.73/0.73  0.73/0.73
High/low                                $  0.69/0.65   0.71/0.63   0.75/0.69   0.75/0.72  0.75/0.70

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(Expressed in thousands of Canadian dollars except per share amounts)

                               1st Quarter    2nd Quarter    3rd Quarter    4th Quarter
---------------------------------------------------------------------------------------
Year ended December 31, 1999
---------------------------------------------------------------------------------------
Metal sales                       $  6,601          6,424          5,699          3,741
Loss from operations              $ (3,939)        (4,420)        (3,631)        (2,458)
Net loss                          $ (3,048)        (3,923)        (5,677)           (54)
Net loss per share                $  (0.02)         (0.03)         (0.04)         (0.00)

Year ended December 31, 1998
---------------------------------------------------------------------------------------
Metal sales                       $ 10,281          9,241          8,847          8,019
Loss from operations              $ (2,151)        (2,551)        (3,575)       (14,350)
Net loss                          $ (1,730)        (2,003)        (3,190)       (13,925)
Net loss per share                $  (0.01)         (0.01)         (0.02)         (0.09)

[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

SHAREHOLDER INFORMATION

Campbell Resources Inc. common shares are listed on the New York and Toronto stock exchanges and trade under the symbol "CCH"

----------------------------
QUARTERLY TRADING STATISTICS
----------------------------

Common Share Prices

--------------------------------------------------------------------------------------------------------
                            Toronto Stock Exchange                        New York Stock Exchange
                                   (Cdn$)                                           (US$)
--------------------------------------------------------------------------------------------------------
                    High             Low          Volume            High             Low          Volume
--------------------------------------------------------------------------------------------------------
1999
--------------------------------------------------------------------------------------------------------
4th Quarter         0.47            0.31       1,785,500            0.31            0.22       9,279,600
3rd Quarter         0.53            0.35       2,233,200            0.38            0.23      16,525,900
2nd Quarter         0.48            0.31       3,830,900            0.34            0.23      18,421,000
1st Quarter         0.50            0.22       2.865,000            0.34            0.16      35,018,700
--------------------------------------------------------------------------------------------------------

1998
--------------------------------------------------------------------------------------------------------
4th Quarter         0.65            0.34       1,416,133            0.47            0.22      18,271,600
3rd Quarter         0.56            0.35       1,171,353            0.41            0.25      16,252,500
2nd Quarter         0.70            0.46       2,599,624            0.50            0.31      21,353,109
1st Quarter         0.80            0.50       2,496,000            0.63            0.34      24,880,500
--------------------------------------------------------------------------------------------------------

                                [GRAPHIC OMITTED]

--------------
TRANSFER AGENT
--------------

Montreal Trust Company
151 Front Street West
8th Floor
Toronto, Ontario M5J 2N1
Shareholder Services

Phone: (416) 981-9633
Toll free: 1-800-663-9097
Fax: (416) 981-9800
e-mail: saq@montrealtrust.com

ChaseMellon Shareholder Services
85 Challenger Road
Overpeck Center
Ridgefield Park, New Jersey
U.S.A. 07660

----------------------
FINANCIAL PUBLICATIONS
----------------------

A copy of the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission, or copies of the Annual Report and Quarterly Reports may be obtained without charge, upon request.

---------
INQUIRIES
---------

Inquiries regarding shareholder-related matters, including change of address notifications, can be directed to the Secretary or to the Transfer Agent.

Questions regarding the Company's operating and financial performance may be directed to the Manager, Investor Relations at (416) 366-5201 or invest@campbellresources.com

[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

CORPORATE INFORMATION

------------------
BOARD OF DIRECTORS
------------------

James D. Beatty (2,3)
Chief Executive Officer
Trinity Capital Corporation

Graham G. Clow
President & Chief Executive Officer
Manhattan Minerals Corporation

Rod P. Douglas (2)
Mining Engineer

John O. Kachmar(1)
President & Chief Executive Officer
Campbell Resources Inc.

James C. McCartney, Q.C. (1,3)
National Chairman, Law Firm of McCarthy Tetrault

Donald R. Murphy (2)
Consultant to Societe de developpement
de la Baie James

Francis S. O'Kelly
Mining Engineer

G.E. 'Kurt' Pralle (3)
Mining Engineer

James D. Raymond
Private Investor

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee

-------------
LEGAL COUNSEL
-------------

McCarthy Tetrault
Toronto, Ontario

--------
AUDITORS
--------

KPMG LLP
Toronto, Ontario

----------------------
PRINCIPAL SUBSIDIARIES
----------------------

Meston Resources Inc. (Quebec, Canada)
Oro de Sotula, S.A. de C.V. (Mexico)
Minera Cerro Quema, S.A. (Panama)

------------------------------
OFFICERS AND SENIOR MANAGEMENT
------------------------------

James C. McCartney, Q.C.
Chairman of the Board

John O. Kachmar
President & Chief Executive Officer

Paul J. Ireland
Vice President, Finance & Chief Financial Officer

Lorna D. MacGillivray
Vice President, Secretary & General Counsel

William S. Hamilton
Manager, Exploration Santa Gertrudis

Steven Dawson
Manager, Investor Relations

----------
OPERATIONS
----------

Meston Resources Inc.
Joe Mann Mine
Alain Coulombe,
General Manager
Phone: (418) 745-2537
Fax: (418) 745-3238

Oro de Sotula S.A. de C.V.
Santa Gertrudis Mine
Dave Loder,
Vice President & General Manager
Phone: (52-631) 76668
Fax: (52-631) 76668
William S. Hamilton,
Vice President, Exploration
Phone: (52-631) 76666

Minera Cerro Quema, S.A.
Cerro Quema Project
Phone: (507) 612-2289
Jorge Morales,
Legal Representative

---------------------
CORPORATE HEAD OFFICE
---------------------

Campbell Resources Inc.
120 Adelaide Street West
Suite 1910
Toronto, Ontario
Canada M5H 1T1
Phone: (416) 366-5201
Fax: (416) 367-3294
e-mail: invest@campbellresources.com

[LOGO] Campbell
       Resources Inc.
=====================-----------------------------------------------------------

--------------------------------------------------------------------------------

                             Campbell Resources Inc.

                      120 Adelaide Street West, Suite 1910
                        Toronto, Ontario, Canada M5H 1T1
                            Telephone: (416) 366-5201
                               Fax: (416) 367-3294
                      e-mail: invest@campbellresources.com