Form 20-F
period 2001-12-31
CAMPBELL RESOURCES INC /NEW/
filed 2002-05-15
CIK 718053

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

| | REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2001

                                       OR

| | TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                          Commission File Number 1-8488

                         [CAMPBELL RESOURCES INC. LOGO]
             (Exact name of registrant as specified in its charter)

                                     Canada
                                     ------
                 (Jurisdiction of incorporation or organisation)

              1155 University, Suite 1405, Montreal Quebec H3B 3A7
              ----------------------------------------------------
                    (Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act
           Title of each class         Name of each exchange on which registered

              Common Shares                            None

     Securities registered pursuant to Section 12(g) of the Act.
                                      None
                                (Title of Class)

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                      None
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

             December 31, 2001:             32,561,713 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                                  Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

                                                         Item 17 |X| Item 18 |_|

                        CAMPBELL RESOURCES INC.
                           -TABLE OF CONTENTS

         Forward-looking Statements......................................................................   1
         Currency and Metric Equivalents.................................................................   1
         Reserve Estimates and Glossary of Significant Terms.............................................   2

                                                   PART I

Item 1. Identity of Directors, Senior Managers and Advisors - Not Applicable.............................   3

Item 2. Offer Statistics and Expected Timetable - Not Applicable.........................................   3

Item 3. Key Information..................................................................................   3
        Selected Financial Data..........................................................................   3
        Risk Factors.....................................................................................   5

Item 4. Information on the Company.......................................................................   7
        History and Development of the Company...........................................................   7
        Business Overview................................................................................  10
        Organisational Structure ........................................................................  13
        Property, Plants and Equipment...................................................................  14

Item 5. Operating and Financial Review and Prospects.....................................................  43
        Management's Discussion and Analysis.............................................................  43

Item 6. Directors, Senior Management and Employees.......................................................  45
        Senior Management................................................................................  48
        Compensation.....................................................................................  48
        Board Practices..................................................................................  58
        Employees........................................................................................  59

Item 7. Major Shareholders and Related Party Transactions................................................  60

Item 8. Financial Information............................................................................  60
        Legal Proceedings................................................................................  60

Item 9. The Offer and Listing............................................................................  61

Item 10. Additional Information..........................................................................  62
         Memorandum and Articles of Incorporation........................................................  62
         Exchange Controls...............................................................................  63
         Material Contracts..............................................................................  63
         Taxation .......................................................................................  64

Item 11. Quantitative and Qualitative Disclosures about Market Risk.................................    69
           Gold Risk Disclosures....................................................................    69
           Foreign Currency Risk Disclosures........................................................    70
           Other Financial Instrument Risk Disclosures
           Competition..............................................................................    70

Item 12. Description of Securities Other Than Equity Securities - Not Applicable....................    70

                                                PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies............................................    70
         Dividend Record and Policy.................................................................    70

Item 14. Material Modification to the Right of Security Holders and Use of Proceeds - None..........    71

Item 15. Reserved for Future Use....................................................................    71

Item 16. Reserved for Future Use....................................................................    71

                                                PART III

Item 17. Financial Statements.......................................................................    71
         Management's Report........................................................................    72
         Report of Independent Accountants..........................................................    73

Item 18. Financial Statements.......................................................................   103

Item 19. Financial Statements and Exhibits..........................................................   103

Signatures..........................................................................................   105
Index of Exhibits...................................................................................   106

(A) Pursuant to General Instruction G(b) of Form 20-F, this annual report includes the information specified in Parts I,II,III

(B) Pursuant to General Instruction (G)(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 17.

                           FORWARD-LOOKING STATEMENTS

      We make statements in this Report and the documents we incorporate by reference that are considered forward-looking within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Sometimes these statements will contain the words such as "believes," "expects," "intends," "plans" and other similar words. We intend those forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for the purposes of complying with the safe harbor provisions. These forward-looking statements reflect our current views which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions and expectations as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions or expectations will be achieved. Such forward-looking statements concern the Corporation's operations, economic performance and financial condition. Such statements involve known and unknown risks, uncertainties and other factors, including those identified under the "Risk Factors" section in Item 3 and elsewhere in this report, that may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: differences between estimated and actual ore reserves and recovery rates; failure of plant, equipment or processes to operate in accordance with expectations and specifications; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; environmental costs; and fluctuations in gold price which affect the profitability and ore reserves of the Corporation. These risks and uncertainties are the normal risks involved in mining. Readers are cautioned not to put undue reliance on forward-looking statements. See "Risk Factors" in Item 3, "Management's Discussion and Analysis" in Item 5, and elsewhere in Item 4. The forward-looking statements are made as of the date of this report, and the Corporation assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

                         CURRENCY AND METRIC EQUIVALENTS

      Unless otherwise indicated, all dollar amounts herein are expressed in Canadian dollars. Amounts expressed in United States dollars are preceded by the symbol "US$". The following table sets forth, for each of the years indicated, certain information concerning the exchange rate for translating Canadian dollars into United States dollars based upon the noon buying rate in the City of New York for cable transfers in Canadian dollars and certified for customs purposes by the Federal Reserve Bank of New York.

                           Rate at          Average
                           December 31      Rate (1)           High              Low
                           -----------      ----               ----              ---
         1997              0.6999           0.7198            0.7487            0.6961
         1998              0.6447           0.6746            0.7105            0.6343
         1999              0.6929           0.6728            0.6929            0.6446
         2000              0.6669           0.6726            0.6947            0.6413
         2001              0.6267           0.6459            0.6695            0.6243

(1) The average rate means the average of the exchange rates on the last day of each month during the year.

      On May 9, 2002, the noon buying rate for Cdn.$1.00 was US$0.6375.

      Tonnages referred to in this report are to either short tons equal to 2,000 pounds, referred to herein as tons, or to metric tonnes, equal to 2,204.6 pounds and referred to herein as tonnes or metric tonnes. A reference herein to ounces means a troy ounce that is equal to 31.103 grams. To convert grams per tonne to ounces per ton, multiply grams per tonne by 0.029. Distances are referred to either as miles, equal to 1.6093 kilometres; feet, equal to 0.305 metres; kilometres, equal to 0.621 miles; or metres, equal to 3.28 feet. Acreage is referred to as acres, which represents
0.4046 hectares; hectares, equal to 2.471 acres; or square miles equal to 640 acres or 258.99 hectares.

                         RESERVE AND RESOURCE ESTIMATES

      The reserve and resource estimates, set forth in this document, have been prepared in accordance with applicable Canadian requirements. Mineral reserves and resources disclosed in this Report were previously disclosed in a March 28, 2001 press release and in the Corporation's Joint Management Information Circular dated May 10, 2001. Such estimates may not qualify as a commercially mineable ore body under standards promulgated by the U.S. Securities and Exchange Commission and will not qualify as mineable reserves unless the economic viability of the project is established and documented in a final feasibility study. MINERAL RESOURCES THAT ARE NOT MINERAL RESERVES DO NOT HAVE DEMONSTRATED ECONOMIC VIABILITY.

                          GLOSSARY OF SIGNIFICANT TERMS

"PROVEN MINERAL RESERVE" is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting that economic extraction is justified.

"PROBABLE MINERAL RESERVE" is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified.

"MEASURED MINERAL RESOURCE" is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of economical viability of the deposit. The estimate is based detailed and reliable exploration sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits working and drill holes that are spaced closely enough for geological and grade continuity.

"INDICATED MINERAL RESOURCE" is that part of mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"INFERRED MINERAL RESOURCE" is that part of mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, working and drill holes.

"MINERAL RESOURCE" is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

"QUALIFIED PERSON" conforms to the definition under National Instrument 43-101, Standards of Disclosure for Mineral Projects and is an engineer or a geoscientist with a least five years of experience relevant to a particular project. National Instrument 43-101 was developed by the Canadian Securities Administrators, an umbrella group of Canada's provincial and territorial securities regulators.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGERS AND ADVISORS - NOT APPLICABLE

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE - NOT APPLICABLE

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial information with respect to the Corporation for the five years ended December 31, 2001 and is extracted in part from the more detailed Consolidated Financial Statements included herein. The selected financial data set forth below is stated in thousands of Canadian dollars (except per share amounts)

This selected financial data has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differs in many respects from generally accepted accounting principles in the United States ("U.S. GAAP"). A discussion of differences between Canadian GAAP and U.S. GAAP is contained in Note 18 to the audited Consolidated Financial Statements

The following table should be read in conjunction with Item 5 - "Operating and Financial Review and Prospects", and the Consolidated Financial Statements included in Item 17

FIVE YEAR COMPARATIVE SUMMARY
OF SELECTED FINANCIAL DATA                                       (EXPRESSED IN CANADIAN DOLLARS UNLESS OTHERWISE INDICATED)
YEAR ENDED DECEMBER 31                                         2001         2000         1999           1998            1997
                                                                      (restated)   (restated)     (restated)       (restated
OPERATING RESULTS (IN THOUSANDS)                                  $            $            $              $               $
--------------------------------                          ---------    ---------    ---------      ---------       ---------
Metal sales                                                      --       15,682       22,465         36,388          52,635
Net loss                                                     (4,355)     (41,875)     (11,776)       (30,237)        (21,349)
Cash flow from (used in) operations (before
change in non-cash operating working capital)                  (787)     (13,800)     (10,277)           411             556
Capital Expenditures                                          1,789        7,196        5,088          8,141          27,212

FINANCIAL POSITION (IN THOUSANDS)
Cash and short-term deposits                                  2,761        4,548       18,219         41,493          13,638
Money market instruments                                         --           --        7,958             --          28,097
Total assets                                                110,356       77,960      113,530        127,198         157,428
Long-term debt                                               55,974       52,224       51,809         53,477          54,901
Shareholders' equity                                         22,102       13,468       75,673         87,469         105,124

PER SHARE DATA
Net loss per share                                            (0.18)       (2.66)       (0.75)         (1.97)          (1.42)
Book value per share                                           0.68         0.85         4.82           5.65            6.94

OPERATIONAL STATISTICS
Gold production - ounces                                         --       38,400       53,700         82,400         112,700
Gold revenue per ounce - US dollars                              --          279          276            304             336
Cash cost per ounce - US dollars                                 --          463          292            255             288

SHARES OUTSTANDING (IN THOUSANDS)
At year end                                                  32,562       15,784       15,715         15,469          15,145
Weighted average during year                                 23,720       15,733       15,695         15,353          15,055

FOREIGN EXCHANGE RATE - US DOLLARS:
Year end/average                                          0.63/0.65    0.67/0.67    0.69/0.67      0.65/0.67       0.70/0.73
High/low                                                  0.67/0.63    0.69/0.64    0.69/0.65      0.71/0.63       0.75/0.69


SELECTED QUARTERLY
FINANCIAL DATA (UNAUDITED)                               (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)
YEAR ENDED DECEMBER 31, 2001                              1st Quarter           2nd Quarter       3rd Quarter    4th Quarter
----------------------------                              -----------           -----------       -----------    -----------
                                                                   $                     $                 $              $
Metal sales                                                       --                    --                --             --
Loss from operations                                          (1,943)               (1,195)             (875)          (620)
Net loss                                                      (2,031)                 (931)             (995)          (398)
Net loss per share                                             (0.13)                (0.06)            (0.03)         (0.00)

YEAR ENDED DECEMBER 31, 2000
Metal sales                                                    1,256                 3,547             5,947          4,932
Loss from operations                                          (2,045)               (5,134)           (7,398)        (4,987)
Net loss                                                      (1,796)               (4,721)           (6,644)       (28,714)
Net loss per share                                             (0.11)                (0.30)            (0.43)         (1.82)

Summary of Differences Between US and Canadian GAAP

      A reconciliation of the differences between accounting principles generally accepted in the United States and Canada is presented in Note 18 of the consolidated financial statements located at Item 17.

RISK FACTORS

Mining Risks

      The Corporation is subject to the risks typical in the mining business including uncertainty of success in exploration and development; operational risks including unusual and unexpected geological formations, rock bursts, particularly as mining moves into deeper levels, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as environmental damage and other hazards; risks that intended production schedules or estimated costs will not be achieved; and risks of fluctuations in the price of gold and currency exchange rates.

      Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, all of which are beyond the Corporation's control, including expectations for inflation, levels of interest rates, sales of gold by central banks, the demand for gold, global or regional political, economic and banking crises and production rates in major gold producing regions. The aggregate effect of these factors is impossible to predict with any degree of certainty. Although the Corporation may engage in some limited hedging from time to time to protect against a portion of the volatility, the Corporation's last forward gold sales contracts expired on December 31, 2001 and the Corporation is not currently protected against gold price movements. Any hedging and other activities involving financial instruments may be subject to margin requirements.

      The Corporation is currently dependent on the future outlook for one operation, the Joe Mann Mine, as the source of its cash flow. At the Joe Mann Mine, the 2001 Plan is based on a gold price of US$280 per ounce for 2001, US$290 for 2002 and US$300 per ounce thereafter, and anticipates cash production costs (excluding pre-production development, exploration and reclamation costs of US$195 per ounce. The ability of the Corporation to achieve the cash costs is largely based on the successful adoption of the operating assumptions and completion of the exploration and development work contained in the 2001 Plan. Should gold prices decrease significantly or the cash cost be higher than projected, the ability of the mine to generate cash flow will be impaired.

      Development is currently underway on the Copper Rand 5000 Project. The Corporation expects that the Project will begin production in the third quarter of 2003. While financing for the Project is in place (as described on pages 23 to 25), there can be no assurance that the development work will be completed and production commence on schedule.

      The Corporation is currently reviewing economic studies of the Corner Bay copper project (see pages 28 to 30). Depending on the prevailing market conditions, development work on the Corner Bay Project may begin in the second half of 2002 with the objective of beginning production in the third quarter of 2003. There can be no assurance that the price of copper will be at a level for the project to be economically viable nor that the Corner Bay Property will be brought into production.

      The figures for mineral reserves and resources presented herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or the indicated level of recovery realized. In addition, no assurance can be given that the gold price on which these estimates are based can be achieved. See "Mineral Reserves and Resources" for the Joe Mann Mine, the Copper Rand Mine and the Corner Bay Property on pages 17, 26 and 30. As well, lead times required for underground stope and open pit preparation and development in mining operations can affect production decisions and schedules. Gold price fluctuations may render mineral reserves containing relatively lower grades of gold mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause the Corporation to be unprofitable in any particular accounting period.

      The Corporation carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include political risk, environmental pollution, mine flooding, landslides or other natural hazards relating to climate or topography as well as other hazards which cannot be insured against or which the Corporation may elect not to insure against.

Environmental Matters

      Campbell believes that it and its subsidiaries are currently complying in all material respects with applicable environmental legislation. During 1995, proposed amendments to the Quebec Mining Act relating particularly to rehabilitation and restoration plans came into force. This legislation required that a rehabilitation and restoration plan be submitted for approval within one year of the legislation coming into force and that a financial guarantee be furnished with respect to such plan.

      Campbell filed preliminary rehabilitation and restoration plans on March 9, 1996, and has filed additional information required thereunder within the extensions granted by Quebec mining authorities. Annual financial guarantees are required to be filed in connection with the rehabilitation and restoration plan within 15 days of approval of the plan. The plan for the Joe Mann Mine site was approved in early 2000 and the first financial guarantee in the amount of $22,050 was posted on March 3, 2000. The plan for the Campbell Mill site is pending approval. The appropriate method of re-mediating acid spots, which have appeared on fifty hectares of previously re-vegetated tailings is currently being reviewed. Two alternate methods are being considered which involve costs ranging from $10,000 to $30,000 per hectare. Campbell currently estimates that the maximum annual financial guarantees will range from $154,000 in the first year to $1,871,000 in the fourth year for an aggregate of $3,517,500. $5,700,000 is currently accrued for the cost of completing the work contemplated under the rehabilitation plans for both the Joe Mann Mine site and the Campbell Mill site. It is expected that this cost will be partially offset by the salvage value of plant and equipment.

      As a result of MSV's acquisition of the Portage and Copper Rand Mines in 1993, MSV applied for and obtained certificates of authorization from the Ministry of the Environment (Quebec) ("MENVIQ") to operate the Mines and the Copper Rand Mill, as well as for its waste and tailings disposal sites under the Environment Quality Act (Quebec). Certificates of authorization dated December 22, 1993 with respect to the Portage Mine and March 8, 1994 with respect to the Copper Rand Mine were obtained by MSV from MENVIQ. MSV holds all other permits required under the Environment Quality Act (Quebec), the Mining Act (Quebec) and other applicable legislation and regulations. MSV holds an environmental fund of approximately $3,700,000 as at December 31, 2001. This amount was set aside for the restoration of the Copper Rand, Portage, Jaculet and Copper Cliff mining sites. Cost of the restoration plan is evaluated at $3,200,000.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

      Campbell Resources Inc. ("Campbell" or the "Corporation") was incorporated in June 1950 under the laws of British Columbia. On September 8, 1982, the Corporation was continued under the Canada Business Corporations Act and on June 8, 1983, in connection with an amalgamation of three other companies, the name of the Corporation was changed from GM Resources Limited to Campbell Resources Inc. The Corporation's registered office is located at 1155 University, Suite 1405, Montreal, Quebec, H3B 3A7. The telephone and fax numbers are (514) 875-9033 and (514) 875-9764 respectively.

      In May 2000, the Corporation's common shares were consolidated (reverse split) on the basis of one post-consolidation common share for every ten pre-consolidation common shares.

      On December 7, 2000, a strategic decision was made to re-focus on the Corporation's Quebec mining assets, a new President and Chief Executive Officer was appointed and the Corporation's executive office was re-located to Montreal, Quebec.

      On June 30, 2001 the Corporation merged, by way of plan of arrangement, with MSV Resources Inc. ("MSV") and GeoNova Explorations Inc. ("GeoNova"). The merger was undertaken in order to consolidate the operations of the three companies in the Chibougamau mining camp in northwestern Quebec so that the operating synergies and elimination of multiple public company costs would contribute to making the Chibougamau operations of the continuing company more competitive at current gold and copper prices.

      The exploration and development plan at the Joe Mann Mine, which commenced in November 2001, will require a total investment of $10 million over a seventeen-month period. Progress on these programs enabled the Corporation to gradually resume mining operations that were suspended in November 2000. Milling operations re-commenced in February 2002. The $10 million investment will be partially funded from cash flow from operations. In the fourth quarter of 2001, the Corporation has committed to invest $4 million from its working capital and other cash receipts. In addition, a subsidy of $1 million was received from the Ministere de l'Energie et des Ressources of the Province of Quebec covering the period up to March 31, 2002, representing 50% of the exploration program. A request for an additional subsidy of the same amount has been submitted to cover expenditures during the period from April 1, 2002 to March 31, 2003. Approval of this additional subsidy is pending. A $4 million loan from Investissement-Quebec will be used to fund these programs. The credit agreement for this loan was finalized on May 10, 2002.

      In December 1999, a new company, Corporation Copper Rand Inc. ("CCR") was formed for the purpose of financing the Copper Rand 5000 Project. The Corporation through its wholly-owned subsidiary, MSV originally held a 16% equity interest and is the operator of the Project with its three partners: the Solidarity Fund QFL, SDBJ and SOQUEM INC., holding 28%, 28% and 28% respectively. SDBJ, a Quebec government-owned economy-based corporation, has the mission to further the development of natural resources of the James Bay territory other than hydroelectrical resources within a perspective of sustainable development. SOQUEM INC. is a division of SGF Mineral inc., which is a subsidiary of the SGF (a Quebec government-owned corporation). Investissement-Quebec is a government corporation with a full range of resources to both attract foreign investment and support the development of Quebec-based companies of all sizes in order to create jobs. It makes use of significant financial levers to promote investment projects that meet the government's economic development priorities. The mission of the SGF is to carry out economic development projects in co-operation with partners and in accordance with accepted requirements of profitability, in particular in the industrial sector.

      The Project, as finally approved, included: the transfer of MSV assets valued at $10,000,000 in return for a 16% interest in CCR, the possible issuance of unsecured 8% convertible debentures by MSV for a maximum of $15,000,000, the possible issuance of shares of the MSV exchangeable into up to 21,512,195
Common Shares of the Corporation in consideration of the exchange of interests held by the partners in CCR, the possible issuance of 2,439,025 Common Shares of the Corporation to Investissement-Quebec and the set-up of a guarantee by MSV in favour of Investissement-Quebec. All Common Shares are to be issued at a minimum price of $1.025 per share and convertible debentures have a conversion price of $1.025 per share.

      In July 2001, in accordance with the terms of their initial investment, SOQUEM and SDBJ exchanged a 5% interest in CCR into convertible debentures of MSV increasing MSV's interest in CCR from 16% to 26%. MSV issued an aggregate of $2.5 million of debentures bearing interest at a base rate of 8% annually, escalating based on metal prices and CCR's production levels. The debentures are convertible into Campbell Common Shares at a conversion price of $1.025 per share.

      Work on the deepening of the No. 4 Shaft at Copper Rand commenced in August 2001 and is expected to be completed in the second quarter of 2002 with work on the decline ramp to reach the ore body scheduled to begin in July 2002. Production start-up is scheduled for the third quarter of 2003.

      All the labour agreements for both the Joe Mann and Copper Rand Mines were renewed during the last quarter of 2001 for a minimum period of three years. Production employees at Joe Mann Mine accepted reductions in salary linked to variations in the price of gold. The Corporation also negotiated cost reductions with service providers. The change in mining method as well as synergies from the merger of the three companies should result in a significant reduction in operating costs. The Corporation expects to produce gold at a cash operating cost of US$200 per ounce in 2002. Production at Joe Mann Mine began at the end of the first quarter of 2002, with expected yields of 56,600 ounces of gold and
1.2 million pounds of copper in 2002.

      During fiscal year 2001, the Corporation raised $500,000 through the completion of a private placement of 1.2 million common shares and a warrant for the purchase of an additional 1.2 million common shares at $0.49 per share. This warrant was exercised during the first quarter of 2002 to raise an additional $570,000.

      The Corporation also sold a royalty on future production at the Joe Mann Mine and Corner Bay Project in return for gross cash proceeds of $1.0 million and promissory notes of $1.0 million maturing on February 2, 2002, $0.6 million maturing on February 2, 2003, and $11.7 million maturing on December 31, 2011. These notes carry an annual interest rate of 6.25%. The royalty is payable as follows: $8 per ton of ore in 2002 and 2003, $14 in 2004, and $35 from January 1, 2005 onwards, until such time that the net royalties payable, with interest compounding at 10% per year, exceeds the value of all the notes paid between the initial and final expiry dates compounded at 10% annually. When this value is exceeded, an amount of $1.50 will be paid per ton of ore. The Company has the right to repurchase the royalty units at fair market value, at any time after July 1, 2007 and at any time that a holder is in default.

      On March 28, 2002, the Corporation announced that it had retained two Canadian investment dealers to raise up to a maximum of $6,000,000 on a best efforts basis by way of private placement. The private placement will consist of up to 9,230,770 units at $0.60 per unit. It is expected to close in on May 15, 2002 following approval shareholders expected to be given at the Annual and Special Meeting to be held on May 14, 2002. Each unit will consist of one common share and a 1/2 share purchase warrant. Each whole share purchase warrant is exercisable for one common share at $0.80 per share for one year from the date of closing of the private placement.

      With the financing for the Joe Mann and Copper Rand Mines now in place and activities under way, and with the additional financing discussed above, the Corporation will next develop the Corner Bay Property. This property, which is located between Joe Mann and Copper Rand Mines, would optimise milling operations. Management expects development of the Corner Bay Property, which requires an investment of $5 million, to commence in the fall of 2002.

      Effective December 31, 2001, the Corporation sold its Panamanian subsidiary, Minera Cerro Quema, S.A. As consideration the buyer replaced US$345,000 of mining and reclamation bonding in favour of the Panamanian Government, and released and indemnified the Corporation from all environmental responsibilities. The Corporation was also granted a 9% royalty on future net profits. The gain on disposition of this subsidiary amounted to $49,000.

      During fiscal 2001, the Corporation entered into an option agreement to sell its Mexican subsidiary, Oro de Sotula, S.A. de C.V. that held the Santa Gertrudis property to Queenstake Resources Ltd. ("Queenstake"). This option was exercised effective January 31, 2002. Queenstake assumed full liability for proper abandonment and reclamation of the Santa Gertrudis property and has agreed to indemnify that Corporation with respect to all environmental obligations. The Corporation may receive up to US$2 million depending on future events as outlined in Note 20 of the financial statements plus a 1% net smelter returns royalty on any future production from the property.

      In March 2002, the Corporation entered into an option agreement to sell its other Mexican subsidiary, Recursos Escondidos, S. A. de C. V., holder of the Roca Roja Property to International Coromandel Resources Ltd. ("Coromandel"). On April 30, 2002, the Corporation received notice that this option will be exercised. It is expected that the sale will close by the end of May 2002. As consideration for the sale, the Corporation will receive 50,000 common shares of Coromandel, a 1% net smelter returns royalty and a royalty of US$0.10 per ton of ore mined up to a maximum of US$2 million in respect of any future operations on the property. Coromandel will assume full liability for proper abandonment and reclamation of the Roca Roja property and will indemnify that Corporation with respect to all environmental obligations. With the completion of this sale, the Corporation's mineral properties will all be located in the Province of Quebec.

BUSINESS OVERVIEW

      Campbell is a gold and copper mining company operating principally in northern Quebec. The two main assets of the Company are the Joe Mann Mine and Copper Rand Mine. Campbell owns 100% of Joe Mann Mine. Campbell also owns 26% of the Copper Rand Mine and has an option to increase its ownership to 50%, with a right to first refusal on the other 50%. The $45 million Copper Rand 5000 Project is underway to deepen the mine and develop new infrastructure between the 4000 and 5000 foot levels. The mine should be ready to resume production in the third quarter of 2003 (See page 26).

      The Joe Mann Mine, an underground gold mine owned by Meston Resources Inc., a wholly-owned subsidiary of the Corporation, is located near the town of Chibougamau which is approximately 350 miles north of Montreal, Quebec. The Joe Mann Mine was brought into production by Campbell in 1987.

      During 1999, as production moved to lower levels, operations were significantly affected by ground control problems and excessive dilution. The resulting higher cash operating costs along with the low gold price, resulted in the temporary suspension of development and mining operations in October 1999 to permit re-evaluation of the economic viability of the Joe Mann Mine and development of a new mining plan. A mining plan, which provided for a change in the mining method from shrinkage and longhole to cut-and-fill, was adopted in November 1999, and production resumed in April 2000. Significant operating problems were encountered in implementing the cut and fill mining method and on November 10, 2000, operations were again temporarily suspended.

      Following suspension of operations in November 2000, studies on mining and geological reserves and resources were completed. As well, a new mining plan was established in light of certain assumptions. In this new plan, a combination of long hole drilling and shrinkage stopes will be applied thus substantially reducing operating costs from those realized in the final months of operation in 2000. Agreements were reached with the various unions representing the mine and treatment plant workers on a number of concessions the Corporation deemed necessary to the resumption of operations.

      Since December 2000, a review of mineral resources and reserves was carried out, and a development and exploration plan (the "2001 Plan") was prepared to permit resumption of operations based on certain assumptions. Strategies were initiated to ensure that the exploration and development work called for under the 2001 Plan is properly funded.

      On November 5, 2001, Campbell announced the beginning of this exploration and development work. Progress on these activities allowed for the resumption of mining operations in the first quarter of 2002 with a daily production rate of 1,040 tons on a five-day per week basis. Yearly production is expected to reach 260,000 tons yielding 65,000 ounces of gold, 22,000 ounces of silver and 1,230,000 pounds of copper. The gradual recall of some 150 employees, required for the mining and treatment plant operations, began on October 22, 2001.

      Mining reserves and resources used in elaborating the mining plan were 630,000 tons grading an average of 0.287 ounces per ton Au and 0.25% Cu to be mined over a 33-month period (these mineral reserves and resources were previously disclosed in a March 28, 2001 press release and in the Joint Management Information Circular dated May 10, 2001). A $5,000,000 exploration program should provide additional tonnage thus ensuring a longer production period for the Joe Mann Mine.

      Production resumed at the Joe Mann Mine during the first quarter of 2002 at a daily production rate of 1,040 tons on a five-day per week basis. Yearly production is expected to reach 260,000 tons yielding 65,000 ounces of gold, 22,000 ounces of silver and 1,230,000 pounds of copper.

This map of Quebec shows the locations of the mines and principal exploration properties of the Corporation.

                                 [MAP OF QUEBEC]

      The Corporation sells metals on international markets at prices that fluctuate daily based on world market supply and demand and is in competition with other mining companies, insofar as they produce the same product, in a market where price and quality advantages cannot be claimed by any of the market participants.

      Factors that allow producers to remain competitive in the market over the long-term are the quality (grade, metallurgy, etc.), and size of the orebody, cost of production and the proximity to market. In all these factors the Corporation is competitive to greater or lesser degrees; but because of the number of companies and variables involved, no individual or group of producers can be pointed to as being in direct competition with Campbell.

      Except as otherwise noted herein, there have been no recent changes with respect to properties which the Corporation owns, or in which it has significant interests, which have materially affected operating profits. Except as herein noted, to the knowledge of the Corporation, it and its subsidiaries are in compliance with all environmental laws and regulations in effect in all jurisdictions in which operations are being conducted.

Campbell Debentures

      In July, 1994, concurrent with the acquisition of Santa Gertrudis, the Corporation entered into an underwriting agreement with First Marathon Securities Limited pursuant to which the Corporation sold US$11,005,000 aggregate principal amount of 7 1/2 % Convertible Subordinated Debentures (Unsecured) (the "7 1/2 % Debentures"). The 7 1/2 % Debentures will mature on July 21, 2004, the tenth anniversary of their date of issue. The 7 1/2 % Debentures are convertible at the option of the holder into Common Shares at any time prior to maturity at a conversion price of US$5.00 per Common Share. The 7 1/2 % Debentures are redeemable for cash at any time after the fifth anniversary of the date of issue and, at the Corporation's option, may be redeemed in Common Shares on the basis of one Common Share for each US$5.00 of 7 1/2 % Debenture principal being redeemed. The right of the Corporation to redeem the 7 1/2 % Debentures for cash or Common Shares is conditional on the average price of the Common Shares exceeding US$5.00 during a period of 20 consecutive days prior to notice of redemption. The Corporation may, at its option, repay the 7 1/2 % Debentures at maturity by issuing Common Shares of the Corporation at the conversion price of US$5.00 per Common Share (on a post-consolidation basis). To April 30, 2002, debenture holders had converted US$8,454,000 of debenture principal into 1,690,800 Common Shares (on a post-consolidation basis). Debentures in the amount of US$2,551,000 remain outstanding as of May 9, 2002.

Meston Debentures and Preference Shares

      During 1991, a predecessor of Meston entered into a corporate restructuring and financing arrangement (the "1991 Financing") in which it issued to a group of Canadian financial institutions $38,000,000 of Guaranteed Subordinate Debentures and Notes (the "Guaranteed Debentures") and $12,000,000 of Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares (the "Preferred Shares") and renounced Canadian development expenses. The Guaranteed Debentures bear interest at varying rates and are repayable upon maturity in 2007. The Preferred Shares are retractable in 2007. In order to secure the obligations in respect of the Guaranteed Debentures and the Preferred Shares, Meston Investments Limited, a subsidiary of Meston entered into an Interest Rate and Currency Exchange Swap Agreement (the "Swap Agreement") with a major international bank (the "Bank") and irrevocably assigned all amounts receivable under the Swap Agreement directly to the investors. The proceeds of the Swap Agreement will be used to make all interest payments, repay the Guaranteed Debentures upon maturity and retract the Preferred Shares. Accordingly, the Bank is primary obligor under the 1991 Financing and Meston is contingently liable should the Bank fail to perform under the agreements. The Guaranteed Debentures are subordinate to all current non-trade and future senior indebtedness of Campbell and its subsidiary.

      The mineral development expenditures which were renounced to the investors in 1991 were based, in part, on independent valuations of certain related mineral properties. Canada Customs and Revenue Agency (CCRA) has challenged certain of those valuations, and disallowed certain of the renounced flow-through deductions to certain of the investors. Meston may be contingently liable for certain losses or damages to investors, if any, that may result if CCRA is ultimately successful in its challenges.

      ORGANISATIONAL STRUCTURE

      Inter-Corporate Relationships

      The following chart illustrates the principal subsidiaries of Campbell, together with the jurisdiction of incorporation of each company and the significant properties held by each company:

                                  [FLOW CHART]

                         ----------------------------
                            CAMPBELL RECOURSEC INC.
                                    (CANADA)
                         ----------------------------

------------------------               |               -------------------------
   MSV RESOURCES INC.                  |                 MESTON RECOURCES INC.
       (QUEBEC)                        |                       (QUEBEC)
   EASTMAIN PROPERTY        100%       |      100%          JOE MANN MINE
EXPLORATION PROPERTIES   ----------------------------        CAMCBIB MILL
  CORNER BAY PROPERTY                  |                EXPLORATION PROPERTIES
------------------------               |               -------------------------
            |                          |                           |
     26%    |                          |                           |       100%
------------------------               |               -------------------------
  COPPER RAND MINE                     |                  MESTON INVESTMENTS
  COPPER RAND MILL                     |                       LIMITED
 CEDAR BAY PROPERTY                    |                      (CAYMAN)
------------------------               |               -------------------------
                                       |      100%
                         ----------------------------
                           GEONOVA EXPLORATIONS INC.
                                    (CANADA)
                               DISCOVERY PROPERTY
                             BACHELOR LAKE PROPERTY
                               CHEVRIER PROPERTY
                         ----------------------------

Employees

Campbell and its wholly owned subsidiaries employed approximately 170 persons as of December 31, 2001, of which 144 were covered by collective bargaining agreements. The relationship of Campbell and its subsidiaries with their employees and contractors is considered by Campbell to be satisfactory. During 2001, 2000 and 1999, there were no material strikes or walkouts.

      All collective agreements have been renewed for three years. The collective bargaining unit at the Joe Mann Mine is represented by Le Syndicat des Travailleurs-euses de la Mine Meston ("CSN"). Collective agreements with the Metallurgistes Unis d'Amerique cover the Campbell Mill, the Copper Rand Mine and Mill and the Eastmain Property.

PROPERTY, PLANTS AND EQUIPMENT

Business of Meston

Joe Mann Mine

      History

      The Joe Mann property was acquired in July 1980 by Meston Lake Resources Inc. ("Meston Lake"), a predecessor of Meston Resources Inc. ("Meston"), a wholly owned subsidiary of Campbell. The original deposit was discovered in 1950. A three-compartment exploration shaft was sunk and some 859,000 tons of ore grading 0.176 oz/ton of gold had been mined and milled until June 1975 when rising costs coupled with poor recoveries prohibited further mining. Subsequently, Meston Lake acquired the mine and the shaft was dewatered in 1980 before financial problems put a halt to the operation.

      Campbell became involved in the Joe Mann property in 1983 when it acquired a minority position in Meston Lake and entered into a management agreement under which it designed and implemented an exploration program and aided in the financing of this program with the objective of determining the commercial viability of the project. The mine was dewatered in early 1985 and in June of that year, an underground exploration program began. The exploration program resulted in the discovery of 800,000 tons of ore reserves and prompted the decision to re-start production. Commercial production began on April 2, 1987. During 1987, Campbell also increased its ownership in the mine to 100%. The mine was in continuous operation from 1987 until November 1999. As part of an expansion plan in 1989, a new shaft, the No. 2 shaft, was sunk to a depth of 2,050 feet.

      During 1992, the No. 2 shaft was deepened to a depth of 2,676 feet. This deepening project opened up four new levels between the 1825 and 2350 levels. To date, the deposit has been mined along a 3,000 foot strike length to a depth of 2,350 feet and remains open at depth. During 1997 and 1998, the No. 2 shaft was further deepened by 1,081 feet to a depth of 3,757 feet to permit six new levels to be mined. This project was completed in July 1998 at a cost of $13.1 million, approximately $1.4 million less than budget. The No. 2 production shaft is constructed to permit future deepening without interruption of production.

      During 1999, as production moved to the lower levels, operations were significantly affected by ground control problems and excessive dilution. Resulting higher cash operating costs compelled management to temporarily suspend development and mining operations to permit re-evaluation of the economic viability of the Joe Mann Mine and development of a new mine plan. Mining operations resumed in April 2000, under the new mine plan using the cut and fill mining method. While this mining method achieved improved ground conditions; it resulted in lower than expected productivity and prohibitively high operating costs. With the assistance of external consultants, efforts were made through mid-November to achieve profitable operating levels. In the month of October, production reached 5,000 ounces; however, the cash cost was US$330 per ounce. Given the low gold price and the operating problems, the decision was taken on November 10, 2000 to again temporarily suspend operations.

      In the period following this decision, mineral resources and reserves were reviewed and an Exploration and Development Plan (the "2001 Plan") for the resumption of operations was prepared. Management also considered various strategies to ensure that the future exploration and development requirements of the mine would be properly funded. The 2001 Plan was presented to the Board of Directors on March 14, 2001. The 2001 Plan concluded that current development was insufficient to permit the required production rates to be achieved and maintained and that a development and long-term exploration program was required to permit planning and development between the 2350 and 3400 foot levels. The exploration and development plan at the Joe Mann Mine, commenced in November 2001 and will be completed over a seventeen-month period. Progress on these programs enabled the Corporation to gradually resume mining operations that were suspended in November 2000. Milling operations re-commenced in February, 2002.

      Location, Access and Ownership

      The Joe Mann Mine is located approximately 40 miles south of Chibougamau, Quebec which is approximately 350 miles north of Montreal. The property consists of mining concessions and a mining lease covering 90 hectares, a mining lease covering 14.8 hectares and 24 mining claims covering approximately 400 hectares. In addition, Meston holds 227 mining claims covering approximately 3,400 hectares outside of the Joe Mann Mine area. The property is accessed from Chibougamau by road. Highway 167 leads to the gravel mine access road, which is approximately 12 miles in length and is serviced by Meston.

      Under Quebec mining law, Campbell's interest in the mining concessions and lease is maintained in good standing by payment of an annual rental fee of $25.00 per hectare or by the completion of $25.00 of exploration and development work annually per hectare. As to mining claims, a fee of $22.00 per claim must be paid and $500 of exploration work incurred every two years. Exploration expenses may be carried forward to future years and may be applied to claims within a 3.2 square kilometre block distance. Current work credits will entitle Campbell to retain currently held mining claims for in excess of twenty years. Under the exploration agreements with SOQUEM described under "Mineral Exploration Properties--Chibougamau Exploration Properties" on page 21, SOQUEM pays the annual fees and incurs the expenditures necessary to keep 146 mining claims in good standing.

      Geology

      The deposit represents a classic Archean vein-type deposit with gold-copper mineralization hosted by quartz veining within three laterally continuous shear systems. In the mine area, the rocks consist predominantly of mafic lavas intruded by gabbro sills and feldspar porphyry dykes. The intrusives appear to have been introduced along a prominent east-west break structure. The gabbro sills which are moderately magnetic are traceable over widths of 400 to 600 feet and for at least thirty miles along strike. Many late diabase dykes of varying thicknesses crosscut the sequence and strike northeast.

      Two principal veins account for almost 85% of the known mineral reserves and 90% of production contemplated by the 2001 Plan. The Main Vein is located north of the shaft and has an east-west strike length of approximately 3,000 feet with an 80-degree dip to the north. The Main Vein contains about 87% of the reserves. The South Vein accounts for 13% of reserves and is located about 350 feet south of the Main Vein between the No. 1 shaft and the No. 2 production shaft. The South Vein has a strike length of about 3,000 feet in an east-west direction and a north dip and appears to weaken below the 2750 level.

      Exploration on the 2575 level, initiated in the fall of 1998, encountered positive results approximately 1000 feet east of the shaft and led to the discovery of a new zone situated north of the Main Vein. At present, it is thought that the mineralization of the new ore zone is spatially and genetically related to a large quartz-feldspar porphyry dyke. There are two limbs of high-grade ore mineralization that occur at the northern and southern contacts between the porphyry dyke and a sheared gabbro. During 1999, definition drilling confirmed a stoping unit containing 118,000 tons grading 0.317 ounces per ton on the 2575 level that was in part mined in 2000. In addition, definition drilling appears to confirm the extension of the zone in the hanging wall of the Main Zone between the 2750 and 3100 levels. Definition drilling will be continuing in order to confirm grade and potentially wider zones in this area.

      Mineral Reserves and Resources

      Mineral reserves and resources at the Joe Mann Mine were reviewed extensively by management following the temporary suspension of mining operations in November 2000.

      The following table summarises undiluted mineral reserves and resources estimated by management and calculated at December 31, 2001 and 2000 on the basis of a gold price of US$280 per ounce, and at December 31, 1999 on the basis of a gold price of US$300 per ounce. The mineral reserves at December 31, 2000 were confirmed, with limited independent sampling and testing, by Met-Chem Canada Inc., independent geological and mining consultants, in a report to Campbell dated April 12, 2001.

                                                   Mineral Reserves

                              December 31, 2001     December 31, 2000     December 31, 1999

                                          Grade                 Grade                 Grade
                              Tons      (oz./ton)    Tons     (oz/ton)     Tons     (oz/ton)
Proven                       236,200      0.286    236,200      0.286    179,924      0.269
Probable                      91,500      0.350     91,500      0.350    121,945      0.295
                             -------      -----     ------      -----    -------      -----
Total                        327,700      0.304    327,700      0.304    301,869      0.280
                             =======      =====    =======      =====    =======      =====

                          Mineral Resources (excluding reserves)
                                December 31, 2001 and 2000

                                                          Grade                Grade
                                        Tons           (Au oz/ton)            (Cu %)
                                    --------------  -----------------    ------------------
Measured                                  215,000         0.349                0.34
Indicated                               1,080,000         0.319                0.28

Notes:

1. These estimates were verified internally by Linda Desjardins, a Qualified Person who has been employed as a geologist in the Chibougamau area since 1988.

2. Details and parameters of mineral resource calculations at December 31, 2000 and 2001.

     Calculation method                                              Data bloc modelling
     Cut off grade                                                      0.175 oz Au/T
     High-grade cut (Cu)/(Au)                                            NA / 2.0 oz
     Dilution                                                      5 ft. min. horz. Width
     Mill recovery(Cu)/ (Au)                                              98% / 94%
     Price assumption (Au Cu)                                            US$ 280/ oz
     Exchange rate Can $/ US$                                               0.65

      With the suspension of operations during 2001, there were no changes in the mineral reserves and resources from December 31, 2000. The total estimated proven and probable mineral reserves at the Joe Mann Mine increased by 25,831 tons from 301,869 tons at December 31, 1999 to 327,700 tons at December 31, 2000. After taking into account production during 2000 of 138,000 tons grading
0.208 ounces per ton, the total proven and probable mineable reserves increased on a net basis during this period by 163,831 tons. Reserves increased on a net basis during 2000 because access to the mineralization below the 2350 level was achieved on completion of development. Also a six-foot width was again used under the 2001 Plan based on operating experience during 2000. The increase in tonnage and increase in grade at December 31, 2000 reflected the assumption of six foot mining widths compared to five foot mining widths in the previous year and the reduction in the assumed gold price from US$300 to US$280 per ounce.

      2001 Plan

      The 2001 Plan contemplated a resumption of mining operations, following the completion of approximately four months of development work needed to open up a sufficient number of work sites to permit the operation to reach and maintain the minimum economic production rate. This lateral development work commenced in November, 2001 at a cost of approximately $1.5 million. The 2001 Plan provides for a long-term development program extending over a 30-month period to provide for a production period of four and a half years. The total program involves approximately 41,000 feet of development including 20,000 feet of drifting, 10,000 feet of raising and 11,500 feet of sub levels at an estimated cost of $7.5 million.

      The 2001 Plan also assumes that an initial $5 million exploration program be undertaken on the Main Vein and on the West Zone to provide sufficient information for the development and planning of work sites in the Main Vein between the 2350 and 3400 foot levels.

      Mining and milling is initially expected to be carried out on a five day per week schedule with the mill operating 18 to 20 days per month. The 2001 Plan calls for a daily mine production rate of 1,040 tons on a five-day per week basis with total operating costs of approximately $95.00 per ton.

      Exploration in 2002 will focus on delineating additional reserves along dip extensions and within parallel shears to permit production to continue beyond mid 2004. Continuity of gold mineralization has been confirmed to a depth of 3,500 feet, 600 feet below the current deepest production level of the mine and mineralization remains open at depth.

      West Zone

      In addition to ore from the Main and South Veins, which are situated east of the production shaft, the prior mine plan included some initial production from the West Zone between the 1650 and 1825 levels of the mine. By mid-1999, results from the West Zone were disappointing with the grade being inconsistent and lower than expected. As a consequence, development in the West Zone was suspended. As part of the 2001 Plan, an exploration drift to the West at the 2925 foot level is proposed. Six twenty-five foot bases, five hundred feet apart will allow drilling coverage from levels 2350 to 3450 on a lateral length of 2800 feet. The South Vein, situated between the exploration drift and the target zone, would also be evaluated further. This area has had little exploration to date and the goal is to increase the tons per vertical foot between the 2350 and 3450 levels which would allow an increase in the production rate in coming years.

      Mining

      The production capacity of the No. 2 shaft system is estimated to be 2,000 tons per day assuming 12 hours of hoisting per day. During 1999, the No. 1 shaft was withdrawn from service. Mucked ore is passed through a rock breaker then hoisted to the surface. All production and development ore is hoisted from the No. 2 production shaft to the surface. The equipment used in the mining operations was regularly maintained and kept in good working order during the temporary suspension of mining operations in 2001.

      The 2001 Plan calls for the use of a combination of long hole, cut and fill and Alimak mining methods. The long hole method, estimated to comprise approximately 68%, will be used in the Main and North Zones with three sub levels that would limit hole lengths to 15 to 18 metres and control the size of work site openings. This approach should provide better ground conditions and thereby control dilution. In the South Vein where ground conditions are more difficult, the cut and fill method is proposed for approximately 22% of the mining with the Alimak method, comprising approximately 10%, to be used in certain stopes. The Alimak method involves the use of an Alimak raise machine on which miners are raised to work sites, complete their work and descend. This method cuts down on the need for sub levels, provides more miner time at the face of the stope or drift and can significantly reduce costs.

      Until mid-1999, mining was predominantly carried out using the shrinkage stope mining method. In 1999, approximately 50% of the ore came from the shrinkage stopes, 31% from longhole stoping, and 19% from development and recovery muck. With the change in mining method in 2000, 45.4% of mining was from cut and fill stopes, 25.5% from long hole stopes and 28.4% from development muck.

      The following table sets out production from the Joe Mann Mine for the past three years:

                                                    Joe Mann Mine
                                                 Production Summary
                                               Year ended December 31
                                        --------------------------------------
                                                                                      2001      2000(1)      1999(2)
                                                                                      ----      ----         ----
          Tons Milled                                                                  N/A      138,000      267,000
          Gold Grade (oz./ton)                                                         N/A        0.208        0.204
          Copper Grade (%)                                                             N/A        0.220         0.22
          Gold Produced (ounces)                                                       N/A       26,300       51,300
          Copper Produced (000's lbs.)                                                 N/A          550        1,065
          Cash Operating Costs(3) (US$ per oz. of gold)                                N/A         $465         $292

Notes:

(1) Mining operations commenced in April 2000 and were temporarily suspended on November 10, 2000.

(2) Mining operations, other than ore recovery, were temporarily suspended in September 1999. Milling ceased in November 1999.

(3) Operating costs include all on-site mining, processing and administrative costs, net of copper and silver by-product credits

      Milling

      Ore from the Joe Mann Mine is transported approximately 40 miles by truck to Campbell's Campbell Mill for processing. The Campbell Mill was commissioned in 1955 and is regularly maintained and is in good working order. During 2000, the gold recovery rate at the Campbell Mill, which processed ore from the Joe Mann Mine, was 93.1% and the copper recovery rate was 95.4% compared to 94.2% and 95.4% respectively in 1999. The mill process includes three separate circuits; a gravity circuit, a flotation circuit and a cyanide circuit. Original design capacity at the Campbell Mill was 3,500 tons per day as a flotation mill. The Campbell Mill was modified to include a cyanide circuit. Gold recovered from the gravity and cyanide circuits is formed into dore bars on site and is shipped to the Royal Canadian Mint for refining. The flotation circuit uses standard technology to produce a copper-gold concentrate. The copper-gold concentrate is shipped by rail to Noranda Inc.'s Horne Smelter in Rouyn/Noranda, Quebec for smelting and refining.

      Employees

      At the Joe Mann Mine, under the 2001 Plan, approximately 150 employees were gradually recalled beginning on October 22, 2001. Of this number 127 persons were employed as of December 31, 2001, compared to 266 persons as of December 31, 2000 (including 257 persons on temporary layoff). Of the 127 employees, 107 mine workers were covered by a collective bargaining agreement with Le Syndicat des Travailleurs-euses de la Mine Meston (CSN), 6 mill workers were covered by a collective bargaining agreement with Les Metallurgistes Unis d'Amerique (the United Steelworkers of America) and one nurse was covered by a collective bargaining agreement with La Federation des Infirmiers et Infirmieres du

Quebec (FIIQ). During 2001, 2000 and 1999, there were no material strikes or walkouts at the Joe Mann Mine.

      All the labour agreements were renewed during the last quarter of 2001 for a minimum period of three years. Production employees at Joe Mann Mine accepted reductions in salary linked to the variation in the price of gold.

      In September 1996, the collective bargaining unit at the Joe Mann Mine, represented by CSN, approved a collective bargaining agreement covering a three year period with wage increases of 0.73% in the first year and 1.22% and in the second and third years. In February 1999, CSN, the union representing the hourly mine workers, supported the implementation of the new work schedule and agreed to a two year extension to the current labour agreement. Also in February 1999, a new three year contract was agreed to with Les Metallurgistes Unis d'Amerique (the United Steel Workers of America), the union representing the hourly mill workers, on the same terms regarding wages and gold price participation as were approved by the CSN. The collective agreement with FIIQ has comparable terms to the other two collective agreements. The agreements provided for an annual increase of $0.25 per hour for the mine and mill workers, amounting to an annual cost of approximately $120,000. In addition, a gold price participation formula has also been approved. For a gold price ranging between $525 and $625 per ounce, the employees would be entitled to a maximum of an additional $0.80 per hour. The 2001 Plan initially contemplates a five-day per week mining schedule with lateral development to be carried out on a seven-day per week schedule, compared to the 2000 seven-day per week schedule. A seven-day per week schedule may resume in the second year of production as development work opens more work sites.

      Net Smelter Royalty

      In May 1993, Meston sold a graduated net smelter return royalty to Repadre, a subsidiary of Dundee Bancorp Inc., for $3 million cash. The royalty, based on production from the Joe Mann Mine, is 1.8% at gold prices up to $512 per ounce increasing to 3.6% at gold prices of $625 per ounce and greater. A 2% royalty is also payable on copper production in excess of 5 million pounds per year and silver production in excess of one million ounces per year. For the year ended December 31, 2000, $187,250 was paid to Repadre under this agreement compared to $366,000 paid for the year ended December 31, 1999. Since inception in May 1993, an aggregate of approximately $4,048,000 has been paid pursuant to this royalty. On June 30, 2001 Campbell issued 800,000 Common Shares to Repadre pursuant to the Merger in exchange for the reduction of this royalty to 1.5% at a gold price of US$325 ($494), 1.75% at a gold price of US$350 ($535) and 2% at a gold price of US$375 ($570) or higher. This amended royalty is payable up to a maximum of $500,000, after payment of which, the royalty will reduce to 1% payable thereafter so long as the gold price is at least US$350 ($535).

      Environmental Matters

      Campbell filed preliminary rehabilitation and restoration plans on March 9, 1996, and has filed additional information required thereunder within the extensions granted by Quebec mining authorities. Annual financial guarantees are required to be filed in connection with the rehabilitation and restoration plan within 15 days of approval of the plan. The plan for the Joe Mann Mine site was approved in early 2000 and the first financial guarantee in the amount of $22,050 was posted on March 3, 2000. The plan for the Campbell Mill site is pending approval. The appropriate method of re-mediating acid spots, which have appeared on fifty hectares of previously re-vegetated tailings is currently being reviewed. Two alternate methods are being considered which involve costs ranging from $10,000 to $30,000 per hectare. Campbell currently estimates that the maximum annual financial guarantees will range from $154,000 in the first year to $1,871,000 in the fourth year for an aggregate of $3,517,500. $5,700,000 is currently accrued for the cost of completing the work contemplated under the rehabilitation plans for both the Joe Mann Mine site and the Campbell Mill site. It is expected that this cost will be partially offset by the salvage value of plant and equipment. A significant portion of this work is to be completed over the life of the mine and as a consequence is not anticipated to have a material effect on Campbell's financial condition. On an ongoing basis, environmental compliance costs are not material at the Joe Mann Mine.

Mineral Exploration Properties

      Chibougamau Exploration Properties

      Meston owns extensive exploration properties in the Chibougamau area, including mining claims and several former producing mines. These former producing mines include the S-3, Lac Chib, Kokko Creek, Quebec Chibougamau and the Main Mine.

      In June, 1992, Meston entered into two agreements with the Societe quebecoise d'exploration miniere ("SOQUEM") under which SOQUEM could expend up to $7 million towards exploration programs on the Meston and Chibougamau properties. During 1995, these agreements were amended to extend their term and increase the expenditures. In July 1997, these agreements were further amended to provide that, SOQUEM can earn a 50% interest in the Meston property which comprises 146 claims and one mining concession (and excludes the Joe Mann Mine), in exchange for spending $1.6 million in the five year period ending June 1, 2002 and a 50% interest in the Chibougamau properties, which comprises 202 claims and one mining concession, by spending $750,000 in the five year period ending June 1, 2002.

      During 1997, four claims located northwest of the Joe Mann Mine were added to the Meston property agreement, excluding the lateral and at depth extension of the Main Vein of the Joe Mann Mine protected by a 500 foot-wide corridor north of the Main Vein. A separate third agreement was also entered into with SOQUEM covering four claims and one mining concession located northeast of the Joe Mann Mine, excluding the lateral and at depth extension of the Main Vein of the Joe Mann Mine protected by a 500 foot wide corridor north of the Main Vein, pursuant to which SOQUEM can earn a 3.5% net smelter return by expending $400,000 over the five-year period ending June 1, 2002. Meston has the right to repurchase the net smelter return, if earned, for $600,000 on or before June 1, 2002 or $1,000,000 on or before June 1, 2007. Amounts expended under this agreement shall also be credited against the spending requirements under the Meston property agreement. As additional consideration for the 1997 amendments, SOQUEM agreed to fund $100,000 of underground drilling on a north zone of the Joe Mann Mine. This amount was credited to the $1.6 million of required expenditures on the Meston property.

      Should SOQUEM not spend the amounts set out above, SOQUEM will earn no interest in the properties. Meston has retained the right of first refusal to treat any ore produced from these properties at its Campbell Mill. If either party fails to fund its pro rata share of expenditures once SOQUEM has earned its 50% interest, the defaulting party will have its interest diluted. If either party's interest is diluted to 15% or lower, such party's interest will automatically revert to a 3% net smelter return.

      From the inception of the program in 1992 to December 31,1997, SOQUEM had spent approximately $2,548,000 on the Meston property and $2,431,000 on the Chibougamau properties. To December 31, 2000, SOQUEM had incurred additional expenditures under the amendments of $200,000 on the Meston properties and $220,000 on the Chibougamau properties since the effective date of the 1997 amendments. Campbell is not responsible for sharing expenditures with respect to the referenced properties.

      During 2000, SOQUEM carried out exploration work totalling $75,000 on the Chibougamau properties. On the Meston property, only claim renewal costs of $3000 were incurred in 1999. No exploration work was completed in 2001.

Business of MSV

      The Corporation's wholly owned subsidiary MSV is principally involved in the production and development of gold and copper deposits in the Chibougamau region and along the Eastmain River in northwestern Quebec. MSV's assets are comprised of a 26 % interest in CCR, owner of the Copper Rand 5000 project which owns the Copper Rand Mine and the Cedar Bay Property located 1 km of the Copper Rand Mine. MSV's facilities also include a 3,000 ton-per-day concentrator. MSV also owns the Eastmain Mine which is currently closed along with numerous exploration properties hosting mineral reserves, including the Corner Bay "Inner Block", located south of Chibougamau.

The Copper Rand Mine

      Location and Title

      The Copper Rand Property, located in the McKenzie Township, Province of Quebec, is situated in the Municipality of Chibougamau on the shores of Lake Chibougamau. It is approximately 7 kilometres east of the town and is easily accessible from Route 167 and a paved secondary road. The Property includes the Copper Rand Mine which is composed of five mining concessions and one mining lease covering an area of 426 hectares, 207 mining claims covering an area of 3,262 hectares in the McKenzie, Roy and Obalski Townships, Ungava electoral district, as well as the Copper Rand Mill.

      History

      Initial exploration was first carried out on the Copper Rand Property in 1910 when trenching work revealed erratic copper showings. In 1948, Grand-Chibougamau Mines Ltd. drilled a shear zone under the lake. In 1950, Royrand Fields Ltd. acquired the properties and in 1952, when copper prices increased, development was begun by New Royrand Copper Rand Chibougamau Mines Ltd. in conjunction with Patino Canada Ltd., a subsidiary of Patino N.V. of the Netherlands.

      Production commenced in 1959 and in 1981, Northgate Exploration Ltd. acquired the Copper Rand and Portage Mines, as well as other neighbouring mines and properties. In 1987, Westminer acquired the Mines from Northgate Exploration Ltd. and operated them until November 1992 when the Mines were placed on care and maintenance. In February 1993, MSV became a producing gold and copper company through the acquisition of the Copper Rand and Portage Mines ( the "Mines") from Westminer Canada Limited ("Westminer"). The Mines were re-opened in March, 1993 and an extensive exploration program was carried out. Only the Copper Rand Mine still hosts mineral resources.

      In February 1997, MSV announced the closing of the Portage Mine for September of that year due to the depletion of ore reserves. Concurrently, MSV announced that operations at the Copper Rand Mine would be suspended in October 1997 to enable the eventual development of the Copper Rand 5000 project

(the "Project"). In August 1997, MSV confirmed that the feasibility study on the Project was positive and MSV would begin discussions to secure financing for the eventual development of the Project.

      In the fall of 1998 and winter of 1999, MSV proceeded with the rehabilitation of shaft #4 at the Copper Rand Mine. This work was required before proceeding to phase one of the Copper Rand 5000 Project and the necessary funds were advanced by SDBJ. In consideration for the $2,200,000 advances to be made, MSV agreed in October 1998, to issue to the SDBJ 628,571 warrants with an exercise price of $0.35 per share for a 5 year period from the date of the first advance of payment. These warrants were issued on April 25, 2001 and are exercisable for 153,310 Common Shares of Campbell and will expire no later than October 8, 2003.

      In December 1999, MSV announced the creation of a new company, Corporation Copper Rand Inc. ("CCR") for the purpose of financing the Project. The three partners in this project are the Solidarity Fund QFL, SDBJ and SOQUEM INC. who will each hold 28% of the capital. MSV will act as operator in this project and hold a 16% participation in the CCR. SDBJ, a Quebec government-owned economy-based corporation, has the mission to further the development of natural resources of the James Bay territory other than hydroelectrical resources within a perspective of sustainable development. SOQUEM INC. is a division of SGF Mineral inc., which is a subsidiary of the SGF (a Quebec government-owned corporation). Investissement-Quebec is a government corporation with a full range of resources to both attract foreign investment and support the development of Quebec-based companies of all sizes in order to create jobs. It makes use of significant financial levers to promote investment projects that meet the government's economic development priorities. The mission of the SGF is to carry out economic development projects in co-completed operation with partners and in accordance with accepted requirements of profitability, in particular in the industrial sector.

      Copper Rand 5000 Project Financing

      The original plan, approved in June 1998, was revised when the bank debt portion of the financing could not be secured and a revised plan was developed with several alternatives for consideration.

      A revised feasibility study, completed in April 1999, confirmed the economic feasibility of the Project. The revised study took into account mineral reserves and resources of 2.4 million tonnes grading an average of 1.70% Cu and
0.109 oz/t Au with a cut-off NSR of $35 per tonne. The planned operation has a minimum life of 4.75 years, and the deposit remains open laterally and at depth with a possible extension toward the Cedar Bay mine, located about 4,000 feet west of Copper Rand. The selected option involves starting mining at the 4560 level instead of the 5030 level, which effectively decreases the deepening of shaft No. 4 and replaces the haulage drift on level 5000 with an inclined drift and conveyor linking shaft No. 4 to the Copper Rand 5000 deposit. This approach not only allows production to begin in the 23rd month of the project instead of the 33rd month but also decreases pre-production funding requirements.

      On September 6, 2000, the Partners advised MSV that they were ending their participation in the Project because MSV was unable to meet pre-established conditions to their participation in the Project. During the fall of 2000, discussions took place between MSV and its Partners. Following the decision by MSV to make a proposal to its creditors, the Partners agreed to resume their involvement in the Project financing.

      Proposal to Creditors

      MSV presented a proposal to all of its creditors on December 4, 2000. The terms of the proposal were accepted by the creditors at a general meeting held for this purpose on December 21, 2000 and were ratified by the Superior Court of the Province of Quebec, Insolvency and Bankruptcy Division on January 9, 2001. In order to ensure the continuation of operations at the mine, to ensure availability of funds for the payment of certain debts and in order to pay the fees required by the trustees assigned in the matter of the proposal to creditors, the Partners agreed to make certain advances to MSV. As a consequence of these advances, MSV's initial participation in the Project was reduced from 40% to 16%.

      On December 4, 2000, MSV entered into a number of agreements with the Partners for the realization of the Project. The agreements provided for the investment by the Partners and MSV in shares of CCR, the reimbursement of the advances made by the Partners, the transfer by MSV to CCR of the operating assets of the Project, MSV's management of the Project and the conditions relating to the closing of the Project financing. Final Project financing agreements were signed on March 8 and on March 15, 2001.

      Financing of the Copper Rand 5000 Project and Details of the Management of the Project

      MSV has now transferred the operating assets for the Project to CCR, and MSV and its Partners now hold shares of CCR. The financing of the Project totals $45,943,544. The Project as finally approved included; the transfer of assets valued at $10,000,000 in return for a 16% interest in CCR, the possible issuance of unsecured 8% convertible debentures by MSV for a maximum of $15,000,000, the possible issuance of shares of the MSV, exchangeable into up to 21,512,195 Common Shares of Campbell in consideration of the exchange of interests held by the partners in CCR, the possible issuance of 2,439,025 Common Shares of Campbell to Investissement-Quebec and the set-up of a guarantee by MSV in favour of Investissement-Quebec. All common share are to be issued at a minimum price of $1.025 per share and convertible debentures have a conversion price of $1.025 per share. In July 2001, in accordance with the terms of their initial investment, SOQUEM and SDBJ exchanged part of their interest in CCR into convertible debentures of MSV increasing MSV interest in CCR to 26%. MSV issued an aggregate of $2.5 million of debentures bearing interest at a base rate of 8% annually escalating based on metal prices and CCR's production levels. The debentures are convertible into Campbell Common Shares at a conversion price of $1.025 per share.

      Principal Characteristics of Convertible Debentures

      The debentures are convertible at any time, at the option of the holders into common shares of MSV and will bear interest at a base rate of 8% annually plus added interest based on metals prices and CCR's production volume. Additional approval by regulatory authorities will be required should the additional interest be converted into shares. The conversion price is $1.025 per share. Conversion of all the debentures issued would require the issuance of approximately 21,512,195 Common Shares of Campbell. The debentures are refundable as to 20% of capital on July 1, 2004, as to 40% on July 1, 2005 and as to 40% on July 1, 2006. The debentures are repayable by MSV, as of the first anniversary of their issuance, subject to an annual non-cumulative maximum of 25%.

      Beginning on the first anniversary, the debentures are convertible at the MSV's option at a conversion price equal to the average closing price of Campbell's Common Shares over the 20 trading days prior to conversion, on condition that the average closing prices of the Campbell's Common Shares at the date of conversion over the 20 trading days prior to that date is at least equal to or greater than twice the adjusted conversion price under the terms of the debenture. Pursuant to exercise of its conversion rights, MSV can only convert debentures up to a maximum of the lesser of 25% of the number of Campbell Common Shares that are issued and outstanding on such date and 40% of the trading volume of the Campbell Common Shares on The Toronto Stock Exchange over the six month period prior to conversion. The terms of the debentures also provide for a 6 month waiting period between the conversion of any debenture by MSV and provide for an escalation in the conversion price of $1.025 for each US $10 increase in the price of gold above US $350 up to a maximum escalation of $1.64. MSV shall exercise its rights of conversion on a pro-rata basis between the Parties.

      Other Aspects of the Financing

      MSV is the operator of the Project. The Board of Directors of CCR is comprised of five members, one appointed each of the Partners and MSV and the remaining member appointed jointly by the Partners. The management committee is also comprised of five members representing the same parties in the same proportions. CCR has a right of first refusal as to the shares of each shareholder should a shareholder wish to withdraw from participation in CCR. Subject to CCR's right of first refusal, MSV also has a right of first refusal with regard to the shares of each of the Partners should a Partner withdraw from participation in CCR.

      Dilution and Control

      If all the Partners exercise their right to exchange their interests in CCR into convertible debentures of MSV between the 25th month and 36th month following issuance, following the subsequent exercise of their conversion right (capital and interest, if appropriate), plus the bonus to be paid as described above, and the options granted by CCR to Investissement-Quebec are exercised and immediately converted into Campbell Common Shares, there is a potential issuance of a maximum of 23,951,220 Campbell Common Shares, comprised of a maximum of 21,512,195 to the Partners as well as the 2,439,025 Campbell Common Shares which could be issued to Investissement-Quebec. Following the issuance of the above maximum number of Campbell Common Shares, MSV would own 100% of the Project.

      The closing of the financing of the Project including the loan provided by Investissement-Quebec occurred on March 26, 2001.

      Geology

      The Copper Rand Property is part of the Lac Dore Complex, a stratified complex of intrusive origins, composed principally of meta-anorhosites and metagabbros. The prevailing meta-anorhosite rock is composed mostly (70 to 90%) of plagioclase rock which has been heavily altered to form zoisites, clinozoisites and epidotes. Frequent albitisation is observed. The plagioclase rock floats in a matrix of quartz, carbonate, sericite and chlorite rock. Sulfides are seldom found.

      The meta-anorhosites are inlaid with deformation corridors through which hydrothermal solutions travelled. The circulation of these hydrothermal solutions altered the rock and sericite and chlorite schists resulted when tectonic movements occurred. The mineralization is found precisely within these alteration corridors. The schists are generally composed of sericites, chlorites, carbonates and quartz.

      The mineralization within the alteration corridors usually takes the form of sulfide lenses (generally 10 to 30%) composed principally of pyrite and chalcopyrite with occasional (1 to 5%) pyrhotite and small quantities of sphalerite and galena. The ore gangue (70 to 90%) is composed essentially of chlorite, quartz and carbonates. The relative distribution of these three components of the gangue varies, although generally carbonates represent on the average 15 to 20% of the gangue.

      Mineral Resources

      At December 31, 2000, the mineral resources at the Copper Rand Mine as confirmed, with limited independent sampling and testing, by Met-Chem Canada Inc., independent geological and mining consultants, in a reported to MSV dated April 12, 2001 were as follows:

                                                   Grade             Grade
                               Tons          (Au oz/ton)            (Cu %)
Measured                     61,300                0.135              1.15
Indicated                 1,842,400                0.096              1.56

NOTES:

1. These estimates were verified internally by Alain Blais, a Qualified Person who has been employed as a geologist in the Chibougamau area since 1979.

2.    Details and parameters of resource calculations:

     Calculation method                                       Bloc / vert. Long sect.
     ------------------                                       -----------------------
     Cut off grade                                                    $35 NSR
     High-grade cut (Cu)/(Au)                                       6 % / .40 oz
     Dilution                                                          16.2 %
     Mill recovery (Cu)/ (Au)                                     98.2 % / 90.2 %
     Price assumption (Cu)                                        US$0.75 / pound
                      (Au)                                          US$300 / oz
     Exchange rate Can $/ U$                                            0.66

      Mining

      Work on the deepening of the No. 4 Shaft at Copper Rand commenced in August 2001 and is expected to be completed in the second quarter of 2002 with work on the decline ramp to reach the ore body, scheduled to begin in July 2002. Production start-up is scheduled for the third quarter of 2003.

      Since the temporary shutdown of operations in October 1997, MSV has maintained a skeleton staff of approximately 10 employees to ensure the mine is kept dry and maintain the upkeep of the site's infrastructures.

      In the fall of 1998 and winter of 1999, MSV proceeded with the rehabilitation of the No. 4 Shaft. This work was required before proceeding to Project and the necessary funds were advanced by the SDBJ. During this same period, MSV revised the August 1997 feasibility study. Sinking of the No. 4 Shaft at the Copper Rand Mine will go to level 4235 instead of 5235 and a haulage drift at the 5000 level will be replaced by an inclined gallery, with conveyor, to join level 3970 of shaft #4. All other underground infrastructures and the mining method remain unchanged. Construction and development time required for the project was reduced from 33 to 22 months. A second development phase will be required 12 months into production in order to reach the 5000 level by completing the inclined gallery between levels 4560 and 5000. Work on deepening the No. 4 Shaft is expected to commence by August 2001.

      For the Project, the sublevel open stoping with paste backfill mining method has been selected. The mineralized zone is divided into stopes that will be mined alternately with a backfill cycle. The spacing between sublevels is 80 feet from floor to floor, which is supported by a Golder Associates rock mechanics study. Alternating stopes are opened over a horizontal distance of 60 feet. Production takes place on each sublevel. The sublevels are accessed by secondary ramps that start at levels 4560 and 5030 and end at level 4030.

      The mining method is mechanized, which minimizes the personnel required for the operation. Down-the-holes drills are presently used. The 3 7/8" diameter holes are drilled downward. The flexibility of the drills allows the stope openings to be limited to between 7 and 8 feet. The access and mucking drifts are located in the footwall of the deposit.

Copper Rand Mill

      General

      The Copper Rand Mill is housed in a 5,180 square meter building, which includes crushing and milling equipment, a control room and concentrate storage facilities. Ore at the Copper Rand Mill is stored in three ore bins with a capacity of 1,600 tons.

      Milling

      The Copper Rand concentrator has a rated capacity of 3,000 tons per day. The mill process includes two separate circuits: a flotation circuit and a gravity circuit. Gold recovered from the gravity circuit is melted on site and the dore bars are shipped directly to the Royal Canadian Mint for refining. The flotation circuit uses standard technology to produce a copper-gold concentrate.

      Environmental Fund

      MSV and Westminer created an environmental fund of $4.3 million to provide for the ultimate restoration and rehabilitation of the mining sites. Westminer contributed $2.4 million to this fund and Societe de developement de la Baie James ("SDBJ") indemnified Westminer against any future environmental liabilities related thereto. MSV Restoration Inc. is a single purpose wholly-owned subsidiary set up to carry out the site rehabilitation and restoration work of the properties acquired from Westminer Canada Limited by MSV.

      Tailings and Waste Disposal

      Tailings are disposed of in MSV's tailings pond which meets all environmental requirements. The current disposal site has been used since 1974 exclusively for tailings generated from the Copper Rand, Portage and Eastmain Mines. Tailing disposal sites have been extensively examined and tested during the course of the preparation of MSV's application for operating permits filed with the Ministry of the Environment (Quebec) and are regularly tested in accordance with existing environmental standards. Tailing disposal sites meet all existing environmental requirements and standards. Waste rock from the

Copper Rand Mine that cannot be dumped underground is hoisted to surface and stored in a 240 ton bin adjacent to shaft #4 before being transferred to a waste dump located south of the shaft.

      Royalties

      As part of the consideration for acquiring the Mines from Westminer, MSV agreed to pay the former a royalty of $ 0.375 per ton of ore milled at the Copper Rand Mill commencing on February 26, 1995. This royalty may be repurchased by CCR at any time after February 26, 1998 for $750,000.

      In addition, SDBJ is entitled to a royalty of $ 0.250 per ton of ore milled at the Copper Rand Mill during the first two years following the acquisition. This royalty increases to $0.375 per ton of ore milled thereafter. Finally, SDBJ is entitled to a royalty premium of $0.250 per ton of ore milled if the net smelter return per ton of ore produced at the Copper Rand Mill exceeds a base amount of $70 a ton. The base amount of $70 per ton is to be indexed quarterly based upon the Consumer Price Index published by Statistics Canada, 1993 being the base year. The SDBJ royalty is payable monthly. This royalty may also be purchased by CCR at any time for $750,000.

Corner Bay

      Location and Title

      The Corner Bay "Inner Block" Property, located in the Townships of Lemoine and Obalski, Province of Quebec, is approximately 55 km south of the City of Chibougamau. Easily accessible by road, the Inner Block is located within the Corner Bay "Copper" Property and is composed of l6 contiguous claims covering an area of 256 hectares.

      History

      From its discovery in 1956 until 1972, eight drilling programs totalling 1,463 metres and various geophysical and electromagnetic surveys were conducted on the Property. In 1972, drilling by Rio Tinto and Flanagan McAdam, led to the discovery of Zones A, B, C and D in the Inner Block. Between 1979 and 1981, Corner Bay Exploration Ltd. carried out a drilling program consisting of 22 holes for a total of 2,488 metres. In addition, the drilling on a geophysical anomaly 500 meters long led to the discovery of the Zone Ouest.

      In 1982, Riocanex discovered the Main Zone, located less than 500 metres from the Zone Ouest. Toward the end of 1984, Riocanex drilled 38 holes totalling 14,470 metres on these two zones. Preussag Canada continued work on the Zone Ouest and Main Zone between 1984 and 1986 by drilling and conducting geophysical surveys.

      In July of 1992, SOQUEM and Corner Bay entered into an agreement whereby SOQUEM could acquire a 30% interest in the Inner Block by incurring $1.2 million in exploration work. Under the terms of the agreement, SOQUEM could also earn an additional 20% interest by carrying out a second phase of work which would also cost $1.2 million. SOQUEM earned its 30% interest by carrying out three drilling programs in 1992 and 1993. Thirty-four holes were drilled for a total of 13,583 metres on the Main Zone to evaluate its continuity and confirm the tonnage and grade of the deposit. Also during this period, SOQUEM conducted geophysical surveys and drilling to test certain geophysical abnormalities inside the Inner Block. In 1993, SOQUEM carried out a third drilling program totalling 8,897 metres over 18 holes.

      In October 1994, MSV and Cache Explorations Inc. ("Cache") jointly acquired the Corner Bay "Inner Block" Property ("Inner Block") from Corner Bay Minerals Inc. ("Corner Bay") and SOQUEM in consideration of the payment of certain royalties. In order to earn this interest, MSV undertook to invest $8 million to bring the deposit into production, to provide technical support and to mill the ore at cost. In October 1995, MSV acquired the remaining 45% interest when it merged with Cache. In December 1997, MSV renegotiated an agreement with Corner Bay Minerals Inc. and SOQUEM INC. modifying the earlier agreement of October 14, 1994 regarding the acquisition of the Corner Bay Property. Under the new agreement, MSV acquired the property for a total consideration of $1,560,500, part of which was payable in cash with the balance payable in common shares. These obligations of MSV were discharged in 2001 as part of MSV's proposal to Creditors discussed above (See page 24 under The Copper Rand Mine). As additional continuing consideration, MSV will pay the 2% net smelter royalty described below.

      MSV had planned to begin developing the Corner Bay "Inner Block" Property in the second half of 1996 by driving a ramp from surface to a final depth of -340 m. Because of a drop in copper prices at the end of the first half of 1996, management postponed this development.

      Geology

      The Corner Bay "Inner Block" Property is situated within the anorthostic zone of the Lac Dore complex. Although a few mineralized zones have been intersected outside the known Main Zone, this zone is presently considered to be the only potential copper deposit. The Main Zone shows a strike bearing more or less continuously at N 10(degree)W. To the north, it is intersected by a gabbroic dyke while to the south, the zone is limited by the presence of a deformation corridor striking NE-SW. The thickness of the shear zone is variable from 2 to 25 metres, and its abrupt dip is 80-85(degree) to the west. Furthermore, it shows a lateral extension of more than 700 metres and its depth has been confirmed by drilling down to the 600 meter level.

      The deposit is characterised by the presence of a sericitization halo of varying thickness from l cm to l meter, located on either side of the main structure. Parallel to this structure, there is a diffused network of veins/veinlets of quartz, chalcopyrite and pyrite which fill the fine fractures. The principal alterations found in the shear zone are those of choloritizaton, sericitization, silification and, to a lesser degree, cabonatization (calcite). The mineralization (massive to semi-massive sulphides) consists of pyrite and chalcopyrite and is associated with quartz veins more or less parallel to the shearing. On either side of these mineralized lenses, the percentage of disseminated sulphides gradually diminishes. Also, many of those massive to semi-massive veins are cut by a second generation of hematized quartz veins that contain only disseminated to semi-massive sulphides. These two types of veins can be systematically observed on the overall mineralized sections in proportions that are variable. Associated with the copper, small quantities of gold and silver are present.

      Mineral Resources

      As at December 31, 2000 the Corner Bay property had the following mineral resources as confirmed, without independent sampling and testing by Met-Chem Canada Inc., independent geological and mining consultants in a report to MSV dated April 12, 2001:

                                                                          Grade
                                                Tons                      (Cu%)
                                       -----------------------    -----------------------
                  Inferred                    749,900                      6.33
                  Indicated                   101,000                      7.00

NOTES

1. These estimates were verified internally by Alain Blais, a Qualified Person who has been employed as a geologist in the Chibougamau area since 1979.

2.    Details and Parameters of Resource Calculations

     Calculation method                                          Polygon / vert. Long sect.
     ------------------                                          --------------------------
     Cut off grade                                                       3.75 % Cu
     High-grade cut (Cu)                                                    None
     Dilution                                                               25 %
     Mill recovery(Cu)                                                      98 %
     Price assumption (Cu)                                            .90 US$ / pound
     Exchange rate Can $/ US$                                               0.70
     Year of calculation                                                    1994

      Royalties

      MSV will pay a 2% net smelter royalty for any minerals mined from the property after production of 750,000 tonnes (70% to Corner Bay and 30% to SOQUEM).

The Eastmain Mine

      Location and Title

      The Eastmain Property ("Eastmain" or the "Property"), consisting of a block of 384 unpatented contiguous mining claims, is situated in the Mistassini Territory, District of Abitibi, Quebec. It is located at a distance of 310-km Northeast of Chibougamau. MSV holds a mining lease covering the mine. MSV was the sole owner of the Property. A first interest of 49% was acquired in April 1988 after spending $9 million on exploration work on the Property through a joint venture with Placer Dome Inc. in 1987-1988. The remaining 51% was acquired from Placer Dome Inc. in September 1988.

      History

      Sporadic work commenced on the Property in the early 1940's. In 1970, Placer Development Ltd. carried out a drilling program consisting of seven drill holes which revealed the presence of a gold zone (the A Zone). Exploration resumed in 1981-1982 when Placer Development Ltd. conducted an electromagnetic survey by helicopter, geophysical surveys, and a drilling program consisting of 34 drill holes (5,639 m.) which led to the discovery of two other gold zones, the B and C zones.

      Between 1983 and 1985, additional exploration work was done by Placer Development Ltd. consisting of electromagnetic surveys, geophysical surveys, a geological survey and a drilling program totalling 91 drill holes. In 1986, 25 holes were also drilled. In 1987 as part of the joint venture between Placer Dome Inc. and MSV, $9 million was expended on exploration work on the Property, including 33 drill holes, and an underground exploration program was carried out on the A Zone. In 1988 and 1989, MSV continued to conduct exploration work on the Property through a drilling program of 155 drill holes and detailed geological surveys. In total, more than 345 drill holes comprising 62,300 metres have been drilled on the property. In Addition, 1,158 metres of underground exploration drifts have been driven, and extensive geophysical work has been carried out on the Property.

      After its reorganization in the fall of 1986, MSV entered into an option agreement to earn a 49% interest in the Eastmain in consideration of exploration work totalling $9 million. This interest was earned in 1988. MSV acquired the remaining 51% interest in the Property that same year through financing provided by Northgate Exploration Limited and became the sole owner. In the second half of 1994, the Eastmain Mine entered into production and produced 14,595 ounces of gold. In 1995, the Eastmain Mine closed after less than one year of pre-production due to the remoteness of the site and the difficulty and high cost of transporting ore by winter road.

      Based on internal studies and with confirmation by independent consultants, MSV decided in October 1994 to begin development of the Eastmain Project as a 500 tonne-per-day underground mine with the broken ore to be transported during the winter to Chibougamau for further processing. This scenario did not prove successful and the mine was closed in the fall 1995. The installation of a small mill on site and the completion of the winter road for year-round access would be required for the operations to resume. An environmental impact study is currently being completed and will be presented along with our authorization certificate request to the Ministere de l'Environnement.

      Geology

      The Eastmain deposit is contained within the Wahemen metavolcanic-metasedimentary belt of Archean age and is completely enclosed by granites and leucocratic biotite/ hornblende gneisses. This belt has an arcuate shape with a younger intrusive core composed of granodioritic granite, a feature somewhat analogous to the Matagami district. The metavolcanic belt is approximately 160 km in length and up to 8 km in width.

      The local stratigraphy is based on sparse outcrops and drill hole data, the area being covered by 5 to 15 metres of overburden. The rocks in the area are overturned, strike about 325(degree) and dip approximately 30(degree) to 40(degree) north. They consist predominantly of felsic metavolcanics, mafic to ultramafic metavolcanics and a siliceous sulphide-bearing chert. The rocks have been intruded by younger dykes and sills of both felsic and mafic composition. Faulting occurs, but is not well understood due to the lack of outcrops.

      Present economic gold mineralization is confined within the chert and usually occurs where the total sulphide concentration exceeds 15% of the volume. Mineralization occurs in three distinct forms: stringers containing 10 to 15% of pyrite, 10 to 15% of pyrrhotine and 2 to 5% of chalcoprite, with traces of native gold, lenses in massive sulphides of 0.2 to 2.0 metres in length, consisting principally of pyrrhotine with secondary pyrite and chalcopyrite, also showing traces of native gold in fragments of the chert and modules and disseminated gold in stringers of 10 to 20% of pyrrhotine and in blebs in 2 to 3 % of chalcopyrite.

      Two economic ore zones have been identified to date, namely the A and B zones. The existence of a C Zone is also known and an exploration program has also clearly indicated a potential to find additional zones.

      Both zones have a roughly tubular shape and are continuous both down-dip and along strike. The A Zone appears to be one continuous ore horizon that displays a steep rake to the northeast which pinches and swells both along strike and down-dip. It has an average thickness of 2.3 metres, a strike length of approximately 100 metres and has been intersected in drill core to 580 m down-dip. The B Zone has a similar geometry except that it can be divided in five lenses with the largest one having a length of 200 metres, a down-dip extent of 480 metres and an average width of 3 metres.

      Mineral Resources

      As at December 31, 2000, the Eastmain Mine had the following mineral resources as confirmed, without independent sampling and testing and without site visit, nor core examination, by Met-Chem Canada Inc. independent geological and mining consultant in a report to MSV dated April 12, 2001:

                                                                          Grade
                                                    Tons            (Au oz/ton)
                  Measured                       125,100                  0.265
                  Indicated                      786,600                  0.294

Notes:

1. These estimates were verified internally by Alain Blais, a Qualified Person who has been employed as a geologist in the Chibougamau area since 1979.

2.    Details and parameters of mineral resource calculations

     Calculation method                                          Bloc / horizontal. Long sect.
     ------------------                                          -----------------------------
     Cut off grade                                                       0.126 oz Au/T
     High-grade cut (Cu)/(Au)                                            None / 2.0 oz
     Dilution                                                                28 %
     Mill recovery(Cu)/ (Au)                                              N.A. / 90%
     Price assumption (Au Cu)                                             US$ 375/ oz
     Exchange rate Can $/ US$                                                0.70

      Surface Infrastructure

      Since 1994, MSV has invested more than $30 million to complete surface infrastructures and pre-production work, including the construction of a 180-kilometre winter road linking the mining camp with Route l67, upgrading the airstrip to bring in supplies and transport personnel, installing 4.4. million litre fuel storage tanks, building a mine water settling pond, constructing and renovating the main camp and surface facilities, purchasing mining equipment and dewatering the main ramp and exploration drifts.

      To finance this work, the Federal and Provincial Governments contributed to the development of the infrastructures with a $3.4 million grant under the Canada-Quebec Subsidiary Agreement on Mineral Development. The remainder of the funds was obtained through the public share offerings of November 1993 and May 1994.

      Since pre-production came to a halt, the site has been deserted and the mine flooded. The camp can accommodate exploration teams with little preparation.

      Mining

      Access to the ore body is via a ramp from surface. The ramp excavation is completely mechanized with a jumbo, scooptrams and diesel trucks.

      Mining was carried out by a shrinkage stoping method modified to accommodate the geometry of the Eastmain orebody. Because of the shallow dip, scrapers were used to level the broken ore and to empty the stopes. All drilling is done by jacklegs and stopers. Ore was brought to surface by 26 ton trucks where it was stockpiled. The stockpile was then crushed and carried over the winter road during the period from January to April for treatment at the Copper Rand Mill. In 1995, the mine provided the mill with 46,811 tons before closing. This ore was processed at the Copper Rand mill during the first quarter of 1996. A total of six stopes are developed in zones A and B, so that production could resume shortly after dewatering of the mine.

      Royalties

      Placer Dome Inc. holds a 2% net smelter return royalty on the claims other than the 36 claims where present reserves have been outlined, and Meston holds a 2% net operating profits interest in the Property.

Cedar Bay

      The Cedar Bay Property is contiguous with mining concession No. 497 and mining lease No. 656 of the Copper Rand Property, along their western and north-western boundaries. The Cedar Bay property is comprised of two mining concessions (Nos. 440 and 461), covering an area of approximately 122 hectares, in the Township of McKenzie, Electoral District of Ungava.

      The Cedar Bay Property was a gold-copper producer and operated from 1957 to 1990. It produced approximately 4.2 million tons of ore grading 0.097 oz/t Au and 1.65% Cu per ton down to a depth of 780 meters. It was placed on care and maintenance in 1990 when its reserves were depleted after a shaft deepening and underground exploration program yielded marginally economic results.

      To consolidate its position in the Chibougamau area, MSV acquired the Cedar Bay, Henderson I and Henderson II properties (the "Properties") from Meston in June of 1993. In consideration of this acquisition, MSV agreed to assume all environmental and rehabilitation obligations of Meston related to the Properties, to completely exonerate Campbell from its obligations to de-water the Henderson II and to pay Meston a 3% net smelter royalty on any minerals mined from Cedar Bay after recovery of all initial capital costs (excluding interest), and after production of not less than 4,000,000 tons of ore. Since 1994, 196,195 tonnes of ore have been extracted from the Cedar Bay mine.

      The Cedar Bay Property was acquired by MSV to permit continued mining of the mineralized zones at Copper Rand that continue at depth. In 1993 and 1994, MSV conducted an exploration program on the Property from the underground workings of the Copper Rand Mine in order to define a mineralized zone of sufficient size and quality to justify its reopening. Encouraging results from this program point to the presence of several mineralized zones with economically viable gold and copper grades between the 3200 and 3840 levels directly underneath the last operating levels. These mineralized zones could eventually be developed after the Copper Rand 5000 project has been put into production. The surface installations were dismantled in the spring of 1997. The Cedar Bay Property has good exploration potential and is now part of the Copper Rand 5000 Project, It was transferred to CCR in which MSV holds a 26 % interest.

Exploration Properties

      In December 1997, MSV acquired a 100% interest in 22 new properties and a participation in four other properties located in the Chibougamau area including 50% in the Beltac Property, (the other 50% being held by SOQUEM), 50% in Gwillim Gold Property, (the other 50% being held by Golden Goose Resources), 75% in the Lada Property, (the other 25% being held by Minefinders Corporation Limited) and 50% in the Lac Tache Property, (the other 50% being held by Bitech Corporation. Should MSV commence commercial production on any of the acquired properties, it will then pay the amount of $250,000 or the equivalent in common shares. Additional sums of $250,000 or the equivalent in common shares, are payable should production reach 500,000 tons and 1,000,000 tons. In 2001, MSV sold its interest in the Lac Tache Property for $25,000, a 2% net smelter returns royalty and a right of first refusal to process any ore from the property.

      In 1997, MSV proceeded with the creation of a new mining exploration company, ARCA Explorations Inc. On November 26, 1997, MSV declared a dividend payable to all shareholders listed at the close of business November 25, 1997. This dividend consisted of one ARCA share for each 10 MSV share. In April 1998, MSV signed an agreement with ARCA Explorations Inc. for the sale of the Lac Antoinette, Rohault, Cuvier Est and Fenton Firstake properties. The agreement provides for the issuance of a balance of 800,000 common shares by Arca, at such time as the occurrence of the following events, for each of the properties: for commercial production, 100,000 common shares and once commercial production reaches 1 million tonnes, an additional 100,000 common shares. This agreement also enables ARCA to acquire a 100% participation in the Lac Dore Property in consideration of ARCA investing $750,000 in exploration work in the next few years. These properties are subject of a mill right in favour of MSV and all properties are also subject of a right of return should the claims be abandoned.

      When it merged with Cache on October 13, 1995, MSV became the owner of a portfolio of exploration properties. Many of these properties were abandoned since the merger. The remaining properties are located in the Chibougamau region, the Abitibi region and southern Quebec. Some of these properties are also subject to joint venture agreements with third parties and royalties should they go into production.

      MSV has also acquired various interests in a group of properties belonging to 150990 Canada Ltd. These 26 properties are all located in the Chibougamau region. The acquisition included the Gwillim Gold Property, located 8 kilometres northwest of Chibougamau. This property was in production from 1980 to 1984 with a total of 221,335 tonnes at grades of 4.9 g/t Au.

Business of GeoNova

      The activities of GeoNova consist mainly of the acquisition, exploration and development of mining properties. Its strategy is to focus on exploration in the Province of Quebec and more specifically, in the Abitibi region.

      In August 2000, GeoNova announced an initial agreement for the acquisition of all the interests and mining rights owned by Corporation Ced-Or in the Bachelor Lake property. The acquisition of the Bachelor Lake is part of a long-term strategy that should allow GeoNova to develop, in addition to its

Bachelor Lake Property, its Discovery Project, located 125 kilometres to the west of the Bachelor Lake mill. In addition, the Bachelor Lake mill could be used as a regional mill, allowing either acquisition of or custom milling for other deposits in a 100-150kilometre radius.

      On April 17, 2001, GeoNova announced the final terms of the agreement providing for a total consideration of $3,250,000. Such consideration is to be paid as to $1,500,000 by the issuance of 10,000,000 GeoNova Shares at an issue price of $0.15 per share; 5,000,000 shares to be issued in May, 2001 with the remaining 5,000,000 shares to be issued on the first anniversary of the transaction. The $1,750,000 balance of the consideration is to be paid in the form of a net smelter royalty. In accordance with the rules of the Montreal Exchange, the GeoNova Shares are being issued pursuant to an escrow agreement. Under the terms of the escrow agreement, the shares will be released over a six year period with 5% being released on signature, 5% on each six month anniversary date until the 30th month and thereafter, 10% on each six month anniversary date until full release. Upon release from escrow, pursuant to the Merger, the GeoNova Shares will be exchanged into Common Shares of Campbell.

      In November 2000, GeoNova signed a letter of intent with Silver Leap Technologies Inc. ("Silver Leap") that provided for the latter to carry out a reverse take-over of GeoNova. This agreement also provided for a $200,000 private placement to Silver Leap at an issue price of $0.15 per share. On March 30, 2001, GeoNova and Silver Leap terminated the agreement due to market conditions and agreed to a $100,000 private placement under which GeoNova undertook to issue 666,667 shares at an issue price of $0.15 per share.

Discovery Project

      The Discovery area was prospected for gold beginning in the 1930's. QFrom 1975 to 1990, mining activity increased in this area and elsewhere in the Abitibi region, leading to the delineation of the Discovery Zone by Homestake Mineral Development Company ("Homestake"). On the Borduas-Martel property, American Metal Co. Ltd. conducted the first exploration on the property in 1957. Magnetic and electromagnetic surveys were carried out on the central portion of the property. In 1960, Kerr-Addison Gold Mines Ltd and Roberval Mining Corp. drilled three diamond drill holes to test the magnetic and electromagnetic targets previously identified in the northern part of the property. These holes intercepted tuff units containing massive to semi-massive pyrrhotite as well as quartz-carbonate veins and veinlets.

      In 1959, Bruneau Mines conducted a diamond drilling program to test lead-zinc showings associated with corresponding Mag-EM anomalies in the centre of Bruneau Township. Some thin sub-economic intersections of zinc, lead and copper as well as traces of gold associated with felsic to intermediate tuffs were intersected. A geophysical target was tested by three short holes that intercepted a carbonate and pyrite zone.

      In 1981, SDBJ completed geological, magnetic, electromagnetic and geochemical surveys in the western part of the property. In 1983-84, Kerr Addison Mines performed geological and geochemical soil surveys on the Desjardins property in the eastern part of Bruneau Township. In 1986, Homestake negotiated options to acquire the Desjardins and Borduas-Martel properties. IP, resistivity and Maxmin-EM surveys were carried out to identify other drill targets (internal reports). A total of 9,972 metres were drilled in 63 holes from 1987 to 1990. At that time, a preliminary inferred mineral resource was estimated at approximately 340,000 tonnes grading 4.46 g/t Au. In 1991, International Corona Corporation optioned the Desjardins property from Homestake and drilled four holes totalling 2,354 metres.

      In April 1994, GeoNova entered into an option agreement with Homestake to acquire a 51% interest in the Desjardins and Gander properties. On April 16, 1997, GeoNova acquired the Desjardins portion of the Discovery Project from Homestake.

      In November 1994, GeoNova entered into an option agreement entitling it to acquire a 100% undivided interest in the Borduas-Martel property. GeoNova exercised its option and became the sole owner of the Borduas-Martel property in February 1999. In December 2000, the agreement was amended and GeoNova undertook to issue 350,000 GeoNova Shares for the cancellation of a provision pursuant to which GeoNova had agreed to pay $100,000 annually as an advance royalty payment.

      Location, Access and Ownership

      The Discovery Project is comprised of the contiguous Desjardins and Borduas-Martel properties. The Desjardins and Borduas-Martel properties are located in Bruneau and Desjardins townships about 205 km west southwest of Chibougamau, Quebec. The property is accessed via a network of secondary logging roads connecting to provincial highway 113, as well as by the CN railway track.

      The Desjardins property consists of 28 contiguous claims covering an area of 959.8 hectares in Bruneau Township. GeoNova has a 100% undivided interest subject to a 1% NSR on certain claims and a 3% NSR on the remaining claims retained by Homestake. In addition, the 14 claims affected by a 1% NSR are also subject to a 20% net profits interest held by Noranda Inc.

      The Borduas Martel property consists of 41 claims covering 728 hectares. In 1999, GeoNova exercised an option granted to it by Messrs. Borduas and Martel and acquired a 100% undivided interest in the property subject to a royalty equal to the greater of 2% NSR or ($1.00) per tonne for any mineral substance processed and/or sold.

      Geology

      The Discovery project is in the Abitibi sub-province in the Canadian Shield. The Desjardins and Borduas-Martel properties lie on the border of Taibi Group rocks to the north and units of the Vezza-Bruneau volcanic-sedimentary assembly to the south. These volcanic and sedimentary units strike E-W to NW-SE with a subvertical dip, and form a homoclinal stratigraphic sequence showing tops to the north. The Taibi Group consists of detritic and chemical sedimentary sequences composed greywacke-siltstone-argilite beds and iron formations. The Vezza-Bruneau assembly is straddled by the Taibi Group.

      The geological units of Desjardins and Bruneau townships show intense regional anisotropy associated with the Douay-Cameron deformation corridor, which extends over 80 km in length and up to 5 km in width. This corridor consists of a NW-SE to ENE-striking structure showing a subhorizontal lineation of stretching. Large regional faults striking NE-SW are present and form a complex structural network.

      The Taibi Group and the Vezza-Bruneau Sequence host numerous polymetallic and gold occurrences and deposits. Almost all the deposits are associated with the Casa-Berardi and Douay-Cameron deformation corridors, which lie at the contact of the Cartwright volcanics and the Taibi sediments. The gold is generally associated with quartz-Fe carbonate veins and veinlets encased in the shear zones associated with intrusive and volcanic mafic rocks. The gold-bearing zones are generally folded and associated with quartz-feldspar porphyries. The mineralized zones are often associated with structural phenomena such as fold nose and/or fault intersections.

      More specifically, the Discovery project geology consists of a band of magnetic rocks varying in thickness from 50 to 200 metres over a distance of 5 km along a NW-SE striking axis. These rocks consist of gabbro and quartz diorite sills sitting in the upper portion of a volcanic sequence at the contact of Taibi Group sediments to the north. These rocks are affected by a series of subvertical ductile-brittle shear zones several tens of metres thick, associated with the gold mineralization. The shear zones show intense alteration and contain 10 to 100% quartz-ankerite-albite-sulfide veins and veinlets. The gold occurs at the contact of the veins and the altered host rock, associated with the sulphides and/or as isolated grains.

      Mineral Resources

      The mineralized zone was delineated over a distance of 800 metres and to a depth of 600 metres. It is subdivided into three gold-bearing zones, each 100 to 200 metres long. These zones are open at depth, as well as laterally in the case of the Central and East zones. The potential for additional mineral resources is excellent to the east and west but more particularly to the east on the Borduas-Martel property where the shear zones continue for at least two kilometres.

      The west zone was outlined by 20 holes and delineated from surface to 600 metres. Its length ranges from 100 to 250 metres with a maximum between the 150 metre and 300 metre levels. The horizontal thickness at economic grades ranges from 1.50 to 5.54 metres and increases significantly below the 300 metre level. The central zone was outlined by nine main holes to a depth of 650 metres. The horizontal thickness at economic grades ranges from 1.50 to 1.73 metres. The east zone was discovered during the last drilling program and was outlined by nine holes. It begins at the 150 metre level and continues down at least 480 metres.

      The latest mineral inventory estimate was performed internally in December 1997 by the GeoNova's staff using the polygon method on longitudinal sections. No dilution or mining factor were taken into account. This estimate was confirmed, without independent sampling and testing or site visit, by Met-Chem Canada Inc., independent geological and mining consultants, in a report to GeoNova dated April 12, 2001. Using a cut-off of 2.0 g/t Au the indicated and inferred mineral resources are respectively 703,409 tonnes at 5.04 g/t Au with an average thickness of 6.08 metres and 1,417,111 tonnes 5.15 g/t Au with an average of 7.23 metres. Using a cut off grade 3.0 g/t Au, the same categories show respectively 506,392 tonnes 6.09 g/t Au with an average thickness of 3.08 metres and 969,454 tonnes at 6.43 g/t Au with an average thickness of 3.19 metres.

      Metallurgical Testing

      In 1998, metallurgical testing was carried out by Lakefield Research. A 60 kg sample, taken from drill core from 10 short holes, 10 to 25 metres below surface, drilled on a stripped outcrop showing ore was sent to Lakefield. The ore was tested by total cyanidation, by gravimetric separation and cyanidation, and by gravimetric separation followed by flotation and cyanidation. Preliminary results confirm excellent recovery, ranging from 94.1% (gravimetric separation, flotation and cyanidation) to 96.1% (gravimetric separation and cyanidation). Gravimetric separation alone yielded a gold recovery rate of up to 30%. Other tests confirmed that extraction by total, direct cyanidation yields the best results, with a recovery rate in the order of 96 to 97%. Consumption of chemical products was minimal the carbonate content was sufficient to neutralise the sulphides and prevent the ore from generating acid.

      The Chevrier Project

      Pursuant to the agreement between Inmet and GeoNova dated November 13, 1995 and amended April 30, 1999, October 15, 1999 and November 30, 2000 GeoNova may acquire 100% of Inmet's interest in these claim blocks in consideration for work and a feasibility study completed by December 31, 2003. Upon completion of the study, Inmet may re-acquire a 50% interest by reimbursing 100% of the expenses incurred by GeoNova. In addition, on the Dolbo block, pursuant to an agreement between Cambior Inc. and GeoNova dated July 21, 1997 and amended November 27, 1997, October 15, 1999 and November 27, 2000, GeoNova may acquire 100% of Cambior's interest in consideration of work. These blocks are subject to royalties of up to 3% NSR with, in some cases, an additional NPI of 7.5 to 10%.

      In November 2000, GeoNova renegotiated the terms of this agreement and obtained the postponement of all of its obligations under the terms of the option in consideration of the issuance of 250,000 additional shares to Inmet Mining Corporation.

      Location, Access and Ownership

      The Chevrier Project claims are located near Campbell's Joe Mann Mine in Fancamp, Hauy and Queylus townships, about 30 km southeast of Chapais and 35 km south of Chibougamau, Quebec, and are easily accessed by a network of logging roads. The project is comprised of five claims blocks including 316 mining claims covering 5,033 hectares located in Fancamp, Hauy and Queylus Townships. Four of the claim blocks are owned by Inmet Mining Corporation with the remaining claim block owned by Inmet as to 64.25% with the remaining 35.75 % owned by Cambior. GeoNova takes all the necessary measures to renew the claims forming these properties.

      Geology

      The underlying rocks on the property consist mainly of basalts, gabbros in concordant and discordant masses, and felsic to intermediate pyroclastics. These units are cut by felsic dikes with quartz and feldspar phenocrysts. A granodiorite outcrops at the south-western end of the property. The rocks are affected by several deformation phases, including the Fancamp fault deformation corridor that strikes NE-SW. Numerous gold occurrences have been discovered along this deformation corridor, including the Chevrier, Chevrier South and East zones. The zones or gold showings correspond to the shear zones and/or folds showing variable carbonate, chlorite, sericite and fuchsite alteration, with 1 to 20% pyrite and injections of quartz-iron carbonate veins and veinlets. These zones range from less than 1 metre to over 100 metre thick. The most significant discovery to date is the Chevrier zone, which consists of a large, low-grade shear zone within which high-grade mylonite zones form an anastomosed and boudinage pattern. This zone has been outlined over a distance of about 1.3 kilometres and to a maximum depth of 575 metres; however, the drill grid is still fairly large making correlation of the enriched zones for the purposes of economic resource calculations difficult. Nonetheless, certain zones show localised lenses with better continuity and grade that could be studied for a small-scale ramp operation between surface and a depth of 200 metres.

      During the period from 1985 to 1994, Inmet carried out grass roots exploration including line cutting, stripping and geological and geophysical surveys and approximately 49,000 metres of diamond drilling in 160 holes. From 1996 to 1998, GeoNova drilled and additional 23,000 metres in 70 holes.

      Mineral Resources

      The mineral resource is distributed over fourteen lenses in the Chevrier zone. Inferred mineral resources at December 31, 2000 are estimated at 3.5 million tonnes grading 5.10 g/t Au. Mineral resources were calculated by the GeoNova's staff in August 1998, using the polygon method on longitudinal sections with a cut-off grade of 3.0 g/tonne Au, an average thickness of 3.48 metres for the mineralized zones. No dilution or mining factor was taken into account. This calculation was again verified internally in January 2000 by Jean Girard, a Qualified Person, employed by GeoNova as a geologist since 1994, and confirmed, without independent sampling and testing and without site visit nor core examination, by Met-Chem Canada Inc., independent geological and mining consultants, in a report to GeoNova dated April 12, 2001.

The Bachelor Lake Property

      Prospecting was first done on the property by O'Brien Gold Mines Ltd. from 1946 to 1949. This work resulted in the discovery of a mineralized showing in a shear zone to the east of the O'Brien granite. Stripping and drilling located the same zone on the west side of the granite. In 1961, Sturgeon River Mines Ltd. acquired the property rights. The work done by this company included sinking a three-compartment shaft to 1,111 feet, and developing seven levels 150 feet apart. From 1972 to 1975, various surface and underground exploration programs were conducted, outlining drill-indicated reserves of 739,000 tons grading 0.18 ounces of gold (opt Au).

      Bachelor Gold Mines Ltd. ("Bachelor") was created in 1980 to mine the deposit. Mining operations began in 1982. From 1982 to 1989, Bachelor mined 958,360 tons grading an average 0.15 oz/ton. A 500 ton per day mill as well as a tailings pond and all related infrastructure were built. In January 1990, Acadia Mineral Venture Ltd ("Acadia") drove 550 feet of drifting (two drill stations) and carried out 15,772 feet of diamond drilling (34 holes). In 1992, the mine was flooded. In 1994, Societe Miniere Espalau ("Espalau") merged with Bachelor and the Bachelor Lake property became wholly-owned by Espalau.. In the summer of 1995, Geospex carried out, on Espalau's behalf, a program of ten holes, on the Bachelor Lake property for a total of 8,438 feet of drilling. A revised reserve estimate was then performed to take into account the new drill results at depth.

      GeoNova acquired its interest in March 2001 for a consideration of $3,250,000 payable as follows: $750,000 through the issuance of 5,000,000 common shares at $0.15 per share upon closing of the agreement, $750,000 through the issuance of 5,000,000 common shares at $0.15 per share at the first anniversary of the agreement, and a maximum of $1,750,000 payable through an NSR on ore from the Bachelor Lake deposit or on ore from other deposits controlled by GeoNova and processed at the Bachelor Lake mill . The GeoNova Shares are subject to escrow as discussed elsewhere in this Proxy Circular. The NSR ranges from 0.25% to 2.00%, depending on the origin of the ore and the gold price.

      GeoNova also acquired buildings located on the Bachelor Lake mine site, including in particular an office, a shop, a dry, a compressor room, a headframe, a cyanidation plant and a crusher room.

      Location and Access and Ownership

      The Bachelor Lake property is situated about 135 km west southwest of Chibougamau, along Route 113 in Lesueur Township, in the Abitibi region of Quebec. The mining property is in the James Bay sector. The property includes 51 claims and one mining concession for a total area of 1,839.69 hectares in Lesueur Township in Quebec's Abitibi region. GeoNova owns a 100% undivided interest acquired from Corporation Ced-Or pursuant to a purchase and sales agreement dated March 30, 2001.

      Geology

      The property is located in the south-eastern part of Superior Province. It is part of the volcano-sedimentary pile found at the junction of the Chibougamau belt and the Caopatina-Desmaraisville band. The rocks are all Archean in age, except the diabase dikes, which are Proterozoic.

      The geology seen in the Desmaraisville area includes rocks composed of mafic volcanic flows and associated comagmatic dykes, with intermediate to felsic volcanic flows and volcanoclastites in the upper levels. The volcanics are overlain by immature clastic sediments (conglomerates, greywackes and argilites). Shear zones mark the transition between the units, although the sediments lie concordantly with the volcanics. Mafic intrusions of diorite to pyroxenite composition are seen in the form of dikes, sills or stocks in the volcanics. Felsic plutons (granitic, syenitic, tonalitic or granodioritic) intersect all the volcano-sedimentary piles. All the lithologies are cut by lamprophyre dikes of uncertain age and by Proterozoic diabase dikes. During the Kenorean orogeny, the Archean rocks became folded and faulted in an east northeast - west southwest to east-west direction, except in the vicinity of certain intrusive bodies, where structural complexity increases and the regional greenschist metamorphic facies becomes an amphibolite cornean facies. Two major shear zones, the Opawica and Wachigabau faults, cross the region in a ENE-WSW direction. They are cut by north northeast - south southwest faults.

      The property geology consists of a pile of volcanic flows (basalt to rhyodacite) containing an abundance of felsic rock fragments. This volcanic pile is crossed by the O'Brien granite and numerous lamprophyre, kimberlite, gabbro and diabase dikes. The volcanic units strike 025(degree) to 065(degree)and dip strongly to the northwest. The mineralized zones are primary composed of silica, hematite, 2 to 10% pyrite and a greater or lesser quantity of calcite, quartz veins, epidote, chlorite, fluorine, micas and magnetite. There are five large fault systems cut the mineralized zone striking about 110(degree): sub-horizontals; ENE, dip About Equals 60(degree); ENE, dip About Equals 80(degree); NNE to NE, dip > 75(degree); NW, dipping between 65(degree) and 90(degree).

      Mineral Resources

      Mineral resources were estimated by Geospex Services Inc. in 1993 using a cut-off grade of 0.10 oz. Au/ton, a minimum mining width of 5.0 feet. They updated their work in 1994, 1995 and 1997. The detailed calculations were reviewed by Roche in 1997 and verified and reclassified (to accommodate the new regulation of the NI 43-101) by SNC-Lavalin in 1999. The Bachelor Lake deposit is estimated to contain an undiluted measured mineral resource of 204,454 tons grading 0.257 oz Au/ton and an indicated mineral resource of 216,685 tons grading 0.315 oz Au/ton in three zones (Main, B and A). It also contains an undiluted inferred mineral resource of 256,285 tons grading 0.304 oz Au/ton. The mineral resource estimates were confirmed, without independent sampling and testing and without site visit nor core examination, by Met-Chem Canada Inc., independent geological and mining consultants, in a report to GeoNova dated April 12, 2001.

Berthiaume Syndicate

      The Berthiaume Syndicate (the "Syndicate") is a joint venture created on May 1, 1996 following the acquisition of mining properties by the mining syndicate known as the Beep Mat-1995 Syndicate, created in May 1995. The Syndicate consists of five mining exploration companies with initial interests as follows: Freewest Resources (22.5%), Ressources Unifiees Oasis (22.5%), Soquem (22.5 %), EX-IN (10%) and GeoNova (22.5%). In 1997, EX-IN did not participate in exploration, and its interest was diluted to 9.44% while the interest of the other partners rose to 22.64% each. Partners Ressources Unifiees Oasis and Freewest Resources did not fund their portion of the 1998 program nor their portion in relation to EX-IN's non-participation for that period as well as for the fall of 1997, and their interests were diluted. EX-IN, Freewest and Oasis all declined to participate in the summer 1999 program and costs were split 50-50 between Soquem and GeoNova. At October 31, 1999, the interests of the companies were as follows: Freewest (20.04%), Oasis (20.04%), EX-IN (8.41%), Soquem (25.75%) and GeoNova (25.75%). Only Freewest, Soquem and GeoNova participated in work conducted in 2000 in respective proportions of 28%, 36% and 36%. Interests will be recalculated shortly. GeoNova has been the project operator on behalf of the Syndicate since February 1997. When a partner's interest falls below 10%, it can choose to convert the residual interest into a royalty. Partners who become diluted and convert their residual interest into a royalty share a 2% NSR equally among them. Half the royalty (1%) may be repurchased by any future mine operator for $1,000,000 in the first year of production from a deposit discovered on the property. Notwithstanding the above, no member of Syndicate may receive a royalty of more than 1% NSR or payment of more than $500,000.

      Property, Location and Access

      The Syndicate's properties consist of 477 claims on two properties; Berthiaume which is comprised of 226 claims, covering 3,609 hectares, and Noyelles which is comprised of 251 claims covering 4,016 hectares. These properties are situated in Berthiaume, Noyelles and Le Tardif townships, approximately 60 kilometres northwest of Lebel-sur-Quevillon and are less than 25 kilometres from the Discovery Project.

      Geology

      The geology of the two properties consist of volcanic rocks to the north and sedimentary and volcanics to the south. The sediments contain magnetic horizons of banded-iron formations. The known gold mineralization on the Berthiaume property is related to shear zones and/or folding in the iron formations. In these zones, the magnetite is replaced to a greater or lesser extent by ferrous amphiboles (grunerite) and by pyrrhotite. This mineralization model particularly the Km55 showing on Berthiaume property is similar to that of the Musselwhite deposit in northern Ontario.

      On the Noyelles property, gold mineralization is associated with horizons of silica sediments and ferrous sediments in a shear zone. These horizons are located about 100 metres north of a magnetic banded-iron formation. Exploration work conducted by the Syndicate to date includes Beep-Mat prospecting, line-cutting, geophysical and geological surveys, stripping and 3,558 metres of drilling in 34 holes. Overall, this work resulted in the identification of numerous discontinuous and/or fold zones and geophysical or geochemical anomalies that should be tested in the future. The "Km55" and "Ludger" gold showings merit further exploration.

Pitt Gold Property

      In June 1998, GeoNova announced the execution of an agreement allowing it to acquire, from Santa Fe Canada Inc., the Pitt Gold property in Duparquet Township, about 30km northwest of Rouyn-Noranda, Quebec. In December 1999, GeoNova granted Soquem Inc. an option to acquire an interest in this property. Soquem Inc. is the project operator.

      On May 18, 1999, GeoNova signed an agreement with Santa Fe Canadian Mining Ltd. ("Santa Fe"), a wholly-owned subsidiary of Newmont Gold Corp., for the acquisition of a 100% interest in the Pitt Gold property. An underlying novation agreement among Santa Fe, GeoNova and Alain Cotnoir, Jacques Beauchemin, Jeanne Cotnoir and Maude Cotnoir (The "Cotnoir-Beauchemin group") was also signed on October 27, 1998 pursuant to which GeoNova assumed, in Sante Fe's stead, Sante Fe's commitments to the Cotnoir-Beauchemin group. By agreement dated October 19, 1999, the Cotnoir-Beauchemin group and GeoNova agreed to replace these commitments with payment of $35,000 to the Cotnoir-Beauchemin upon final signature between GeoNova and another party of a final agreement to perform work on the property, and $40,000 on or before February 28, 2002, plus a 2% NSR. By paying $800,000 or $900,000 depending on the property potential, the NSR may be reduced to 1%.

      SOQUEM Inc. has an option on the property pursuant to an agreement dated May 23, 2000 as amended June 1, 2000. This agreement allows SOQUEM to acquire an initial 50% undivided interest in the property in consideration of $225,000 in exploration work carried out by July 31, 2002. Once this interest is acquired, SOQUEM may choose to form a 50-50 joint venture with GeoNova or acquire an additional 30% undivided interest by incurring $400,000 in exploration expenses on its own, on or before July 31, 2004. Subsequently, GeoNova can choose to form a 20-80 joint venture with Soquem or convert its 20% undivided interest into a 1% NSR. SOQUEM is the project operator.

      Location, Access and Ownership

      Located in Duparquet Township about 30 km northwest of Rouyn-Noranda, Quebec, the property consists of two contiguous claim blocks. The main block, the Pitt, is comprised of 20 claims that are subject to a 2% NSR held by the Cotnoir-Beauchemin group. The Pitt block extension, located at the south-east corner of the former, consists of four claims. The property covers a total area of 384 hectares and is easily accessible by Route 393, which is a few hundred metres off the northern boundary of the claims.

      Geology

      The Pitt property lies within the volcano-sedimentary belt of the Archean-age Abitibi subprovince. The rocks on the property include mafic to ultra-mafic volcanics and sediments intercalated with numerous quartz-feldspar porphyries. The Destor-Porcupine fault, a major regional auriferous structure, crosses the Pitt property. Numerous gold showings are found all along this structure, as well as numerous active and former producers stretching from Timmins in Ontario to Destor in Quebec. These deposits occur in a geological and structural environment similar to the one on the property.

      The Pitt property contains numerous gold-bearing structures, subsidiary to the Destor-Porcupine fault to the north, the most important of which are the "Stinger zone" and the "Pitt South zone". These are characterised by altered shear and/or brecciated zones that contain quartz-carbonate veining and sulphides, and they are in or at the contacts of the quartz-feldspar porphyries. The sulphides present are mainly pyrite with some small concentrations of chalcopyrite, galena and sphalerite. Fine grains of gold are often seen in the mineralized zones. After compiling old data and conducting some grass-roots work, Santa Fe Canada carried out a drill program consisting of 28 holes totalling 16,691 metres for over $1 million between 1995 and 1997. Soquem and GeoNova intend to compile all the old and recent data, and to continue to explore these mineralized zones and the property in general.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

      Fiscal 2001 represented a new beginning for Campbell Resources Inc. In the previous fiscal year, the Company announced its decision to focus on its mining properties in Quebec, to find a buyer for its Santa Gertrudis Mine in Mexico and to sell its investment in the Cerro Quema property in Panama. This strategic decision was based on a review of its foreign properties in terms of current value and opportunities, metal prices, general economic conditions and the Company's financial situation. During the last quarter of fiscal 2000, the Company wrote down the carrying value of its properties by $45.7 million.

      In fiscal 2001, the Company concluded an agreement to merge with MSV Resources Inc. and GeoNova Exploration Inc. MSV Resources owns a number of properties in the Chibougamau mining camp including the Corner Bay Project, a 26% interest in the Copper Rand and Cedar Bay gold and copper mines, and the Copper Rand concentrator. GeoNova Explorations Inc. owns the Bachelor Lake Mine and concentrator, the Discovery Project (Desjardins and Borduas-Martel properties) in the region of Lebelsur-Quevillon, as well as an option on the Chevrier Project in the Chibougamau mining camp.

      With the combination of these properties, Campbell owns significant mineral reserves and resources as well as three of the four concentrators within a radius of 225 kilometres (140 miles) from Chibougamau. On June 30, 2001, Campbell acquired the other two companies by issuing 14,810,000 common shares for a total consideration of $11,966,000. A breakdown of the assets acquired from these two companies and debt assumed is provided in Note 3 of the financial statements. The Company's balance sheet at December 31, 2001 reflects the acquired assets and assumed debt of the two companies, as well as their operations, deficits and cash flows for the period from June 30 to December 31, 2001.

      Effective December 31, 2001, the Company sold its Panamanian subsidiary, Minera Cerro Quema, S.A. As consideration the buyer replaced US$345,000 of mining and reclamation bonding in favour of the Panamanian Government, and released and indemnified the Company from all environmental responsibilities. The Company was also granted a 9% royalty on future net profits. The gain on disposition of this subsidiary amounted to $49,000.

      During fiscal 2001, the Company entered into an option agreement to sell its Mexican subsidiary, Oro de Sotula, S.A. de C.V., which was exercised effective January 31, 2002.The Company may receive up to US$2 million depending on future events plus a 1% net smelter return royalty as outlined in Note 20 of the financial statements.

      Following the suspension of operations in November 2000 and a review of the Joe Mann Mine that commenced in December 2000 and included an analysis of its mineral resources and reserves, the decision was taken to proceed with a four-month development program and a seventeen-month exploration program. Progress on these programs, which began in November 2001, will enable the Company to gradually resume mining operations following the mine plan established in the summer of 2001. A total investment of $10 million is required to carry out these programs. A subsidy of $1 million was received from the Ministere de l'Energie et des Ressources of the

Province of Quebec covering the period up to March 31, 2002, representing 50% of the exploration program. A request for an additional subsidy of the same amount has been submitted to cover expenditures during the period from April 1, 2002 to March 31, 2003. Approval of this additional subsidy is pending. A $4 million operating line is available from Investissement Quebec that will be used to fund these programs. The Company has also committed to invest $4 million from its working capital and other cash receipts during the fourth quarter of 2001.

Results of Operations

      Campbell recorded a loss of $4.4 million, or $0.18 per share, for the fiscal year ended December 31, 2001, compared with a loss of $41.9 million, or $2.66 per share in 2000 and a loss of $11.8 million, or $0.75 per share in 1999. The losses for the preceding periods were restated to reflect changes in the accounting policy regarding the depreciation and depletion of mining interests. The losses were reduced by $21.7 million and $2.4 million respectively for the years ended December 31, 2000 and 1999. The loss for the recent fiscal year includes $2.2 million for site maintenance compared to $0.4 million in 2000 and $1.6 million in 1999 and $2.1 million for administration compared to $2.6 million for 2000 and $2.9 million for 1999. Since fiscal 2001 was a year of restructuring with no mining operations, there was no revenue from metal sales.

Liquidity and Capital Resources

      During fiscal 2001, the Company raised $0.5 million through the completion of a private placement of 1.2 million shares and a warrant for the purchase of an additional 1.2 million shares at $0.49 per share. This warrant was exercised during the first quarter of 2002.

      The Company also sold a royalty on future production at the Joe Mann Mine and Corner Bay Project in return for gross cash proceeds of $1.0 million and promissory notes of $1.0 million maturing on February 2, 2002, $0.6 million maturing on February 2, 2003, and $11.7 million maturing on December 31, 2011. These notes carry an annual interest rate of 6.25%. The royalty is payable as follows: $8 per ton of ore in 2002 and 2003, $14 in 2004, and $35 from January 1, 2005 onwards, until such time that the net royalties payable, with interest compounding at 10% per year, exceed the value of all the notes paid between the initial and final expiry dates compounded at 10% annually. When this value is exceeded, an amount of $1.50 will be paid per ton of ore. The Company has the right to repurchase the royalty units at fair market value, at any time after July 1, 2007.

      The last forward gold sales contracts expired on December 31, 2001 and the $0.8 million of cash, deposited to secure potential obligations in respect of these contracts, was released.

      Operating activities used $0.8 million in cash and cash equivalents in 2001 compared with $13.8 million in 2000 and $10.2 million in 1999. The net change in non-cash operating working capital acquired on the acquisition of MSV Resources Inc. and GeoNova Explorations Inc. was $2.0 million at June 30, 2001.

      At December 31, 2001, total assets amounted to $110.3 million compared with $78.0 million at December 31, 2000. The increase is attributed to the assets acquired from GeoNova Explorations Inc.

and MSV Resources Inc. (including the 26% investment in Copper Rand Corporation Inc., the owner of the Copper Rand and Cedar Bay Mines ($6.5 million), and $8.0 million in capital assets and mining properties), the proceeds of $14.3 million from the royalty sale and $1.8 million in exploration and development work carried out at Joe Mann Mine.

      On March 28, 2002, the Company announced that it had retained two Canadian investment dealers to raise up to a maximum of $5,500,000 on a best efforts basis by way of private placement. The private placement will consist of up to 9,230,770 units at $0.60 per unit. It is expected to close on May 15, 2002 following approval by shareholders expected to be given at the Annual and Special Meeting to be held on May 14, 2002. Each unit will consist of one common share and a 1/2 share purchase warrant. Each whole share purchase warrant is exercisable for one common share at $0.80 per share for one year from the date of closing of the private placement.

Outlook

      All the labour agreements were renewed during the last quarter of 2001 for a minimum period of three years. Production employees at the Joe Mann Mine accepted reductions in salary linked to the variation in the price of gold. The Company also negotiated cost reductions with service providers. The change in mining method as well as synergies from the merger of the three companies should result in a significant reduction in operating costs. The Company expects to produce gold at a cash operating cost of US$200 per ounce in 2002. Production at the Joe Mann Mine began at the end of the first quarter of 2002, with expected yields of 56,600 ounces of gold and 1.2 million pounds of copper in 2002.

      At the Copper Rand Mine, the deepening of the existing shaft should be completed during the second quarter of 2002 and the decline ramp of 3800 feet completed in the first quarter of 2003. Mining is expected to resume in the third quarter of 2003.

      With the financing for these two mines now in place and activities under way, and with the additional financing discussed above, the Company expects to next develop the Corner Bay Project. This property, which is located between the Joe Mann and Copper Rand Mines, would optimize milling operations. Management expects development of the Corner Bay Project, which requires an investment of $5 million, to commence in the fall of 2002. With the objective of optimizing the profitability of its operations in the Chibougamau mining camp, the Company completed an airborne geophysical survey of its properties in the area during the first quarter of 2002 using a new deeper penetrating technology (MEGATEM). Survey results should be available during the second quarter. In addition, Campbell has put a multi-disciplinary team in place to identify and evaluate new projects that meet the selection criteria of the Company's new strategy.

      The primary objective of the Company is to strengthen its competitive position in the market, while taking a prudent approach to its balance sheet and ensuring long-term value for its shareholders.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

      The following table sets forth, certain information concerning the directors of the Corporation, each of whom has been nominated for re-election at the Annual and Special Meeting of Shareholders scheduled to be held on May 14, 2002, including their beneficial ownership of Common Shares as of March 28, 2002. Directors are elected annually to serve until the next annual meeting or until their respective successors have been duly elected or appointed. Unless otherwise indicated, each nominee holds sole voting and investment power over his shares.


                                                                                                            Number of
Name & Municipality           Principal Occupation                                    Director              Common       Percent
Of Residence                  And Business Experience                                 Since        Age      Shares       of Class
------------                  -----------------------                                 -----        ---      ------       --------
Louis Archambault+            President, Groupe Conseil Entraco Inc.,                 2001         51           Nil(1)      --
Montreal, Quebec              Montreal, Quebec, environmental
                              consulting firm.

Michel Blouin#                Partner, Lavery de Billy, Montreal,                     2000         60           Nil(2)      --
Montreal, Quebec              Quebec, law firm; Director of Corner
                              Bay Silver Inc., Melkior Resources Inc.,
                              Jilbey Enterprises Ltd. and Slam
                              Exploration Ltd., exploration companies.

Graham G. Clow+               Mining Engineer; Principal, Roscoe Postle               1996         52           250(3)       *
Toronto, Ontario              Associates Inc., Toronto, Ontario,
                              geological and mining consultants; prior
                              to May 2001, President & Chief Executive
                              Officer, Manhattan Minerals Corp.,
                              Vancouver, BC; prior to June 1998, Senior
                              Vice President, Operations, Breakwater
                              Resources Ltd., President, CanZinco Ltd.,
                              Toronto, Ontario; mining companies.

Andre Y. Fortier@             President and Chief Executive Officer of                2000         61       161,941(4)       *
Montreal, Quebec              Campbell; prior to June 2001, Chairman and
                              Chief Executive Officer of MSV Resources Inc.,
                              President and Chief Executive Officer of GeoNova
                              Explorations Inc.; Director of Mazarin Mining
                              Corporation, Montreal, Quebec, and
                              Southern Africa Corporation, Toronto, Ontario,
                              mining and exploration companies; Chairman of the
                              Board of Conseil du Patronat, Montreal,
                              Quebec; Quebec employers' association.

James C.                      Chairman of Campbell; Partner and Past                  1993         64         7,500(5)       *
McCartney Q.C. @++            Chairman, McCarthy Tetrault LLP, Toronto,
Toronto, Ontario              Ontario; law firm.

                                                                                                            Number of
Name & Municipality           Principal Occupation                                    Director              Common       Percent
Of Residence                  And Business Experience                                 Since        Age      Shares       of Class
------------                  -----------------------                                 -----        ---      ------       --------
Donald R. Murphy#++           Consultant; President of McKenzie Bay                   1987         58         2,000(6)       *
Rouyn/Noranda, Quebec         Resources Ltd.; Vice President of McKenzie
                              Bay International Ltd., Chairman of
                              Expert-Conseil Dermond Inc. and Ptarmigan
                              Off-Grid System Inc., prior to May, 1999,
                              President, Societe de developpement de la
                              Baie James, Matagami, Quebec,
                              government-owned corporation; Director of
                              Arca Explorations Inc. and Maude Lake
                              Exploration Limited, Montreal,
                              Quebec; exploration company.

Gaetan Piche+                 Representative, United Steelworkers of                  2001         46           Nil(1)      --
Chicoutimi, Quebec            America.

G. E. "Kurt" Pralle#++        Mining and Metallurgical Consultant.                    1993         67        10,000(7)       *
Ramsey, New Jersey

James D. Raymond@             Private Investor; Chairman and Director of              1979         76         1,000(8)       *
Montreal, Quebec              Canadian 88 Energy Corporation, Calgary,
                              Alberta, oil and gas company.

Notes:

(1)   Excludes 47,500 Common Shares subject to option

(2)   Excludes 55,000 Common Shares subject to option.

(3)   Excludes 75,000 Common Shares subject to option.

(4)   Excludes 300,000 Common Shares subject to option.

(5)   Excludes 140,000 Common Shares subject to option.

(6) Includes 2,000 Common Shares held by Mr. Murphy's wife. Excludes 112,250 Common Shares subject to option.

(7)   Excludes 85,000 Common Shares subject to option.

(8)   Excludes 95,000 Common Shares subject to option.

*     Less than 1% of the outstanding Common Shares.

@     Member of Executive Committee

# Member of Audit Committee (See "Board Practices" on pages 58 and 59 for Audit Committee terms of reference.

++    Member of Compensation Committee

+     Member of Environmental Committee

SENIOR MANAGEMENT

      The following table shows certain information with respect to the executive and other officers of the Corporation

                                                                              Year
                                                                          appointed to    Other Positions and
Name                               Office                                    Office       Business Experience          Age
----                               ------                                    ------       -------------------          ---
Andre Y. Fortier                   President and Chief Executive              2000        Business Executive           61
                                   Officer of the Corporation

Claude Begin                       Executive Vice President & Chief           2001        Mining Engineer              55
                                   Operating Officer

Alain Blais                        Vice President, Development &              2001        Geologist                    46
                                   Geology

Lucie Brun                         Executive Vice President & Chief           2001        Chartered Accountant         44
                                   Administrative Officer

Lorna D. MacGillivray              Vice President, Secretary & General        1988        Lawyer                       50
                                   Counsel

      As of March 28, 2002, the directors and officers of the Corporation as a group beneficially owned 228,786 Common Shares representing approximately 0.7% of the outstanding Common Shares excluding 1,382,250 Common Shares subject to option. The information as to Common Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective directors and officers individually.

      There are no family relationships existing among any of the executive officers or directors of the Corporation.

      As a foreign private issuer pursuant to Rule 3a12-3 under the Securities Exchange Act of 1934 ("Exchange Act"), the registrant is not subject to Section 16 of the Exchange Act.

COMPENSATION

      The following table sets forth information concerning the compensation paid to the Corporation's Chief Executive Officer and its most highly paid executive officers as required to be disclosed in accordance with applicable Canadian securities regulations (the "Named Executive Officers") during the Corporation's three financial years ended December 31, 2001, December 31, 2000 and December 31, 1999:

                           SUMMARY COMPENSATION TABLE

                                          Annual Compensation                          Long-Term Compensation
                                                                                 ----------------------------------
                                                                                         Awards            Payouts
------------------------------------------------------------------------------------------------------------------------------------
                             Year     Salary         Bonus          Other        Securities    Restricted     LTIP       All Other
Name and Principal                      ($)           ($)          Annual           Under      Shares or     Payouts   Compensation
    Position                                                    Compensation(3)   Options(#)   Restricted      ($)          ($)
                                                                     ($)                         Share
                                                                                                Units($)
------------------------------------------------------------------------------------------------------------------------------------
Andre Y. Fortier President   2001    172,961(1)         --           --           300,000                     --          65,000(4)
& Chief Executive Officer    2000     12,000(2)         --           --                --          --         --         133,504
                             1999         --            --           --                --          --         --              --
------------------------------------------------------------------------------------------------------------------------------------
Claude Begin                 2001     88,846(5)(6)  15,573(4)        --           100,000          --         --          30,972(5)
Executive Vice President &   2000         --            --           --                --          --         --              --
Chief Operating Officer      1999         --            --           --                --          --         --              --
------------------------------------------------------------------------------------------------------------------------------------
Alain Blais                  2001     88,654(6)     13,500(4)        --            87,500          --         --              --
Vice President,              2000         --            --           --                --          --         --              --
Development & Geology        1999         --            --           --                --          --         --              --
------------------------------------------------------------------------------------------------------------------------------------
Lucie Brun                   2001    100,961(6)     13,500(4)        --           117,500          --         --              --
Executive Vice President &   2000         --            --           --                --          --         --              --
Chief Administrative         1999         --            --           --                --                     --              --
Officer
------------------------------------------------------------------------------------------------------------------------------------
Lorna D. MacGillivray        2001    130,000(7)         --           --            65,000          --         --              --
Vice President,              2000    130,000            --           --                --          --         --              --
Secretary & General Counsel  1999    130,000            --           --            10,000(8)       --         --              --
------------------------------------------------------------------------------------------------------------------------------------

Notes:

(1) Includes salary from July 1, 2001 and fees of $72,000 for the period from January 1 to June 30, 2001 paid by the Corporation. Mr. Fortier was also President and Chief Executive Officer of MSV Resources Inc. ("MSV") and GeoNova Explorations Inc. ("GeoNova"). MSV and GeoNova became wholly-owned subsidiaries of the Corporation on June 30, 2001. He received a monthly fee for his services to the Corporation until June 2001 when he became a full time employee of the Corporation.

(2)   Represents one-month's fee.

(3) Perquisites and other personal benefits for the named executive officers did not exceed the lesser of $50,000 and 10% of total annual salary and bonus.

(4)   Amounts paid by MSV.

(5) Mr. Begin joined the Corporation on April 24, 2001. He received a housing allowance relating to the sale of his home and relocation.

(6)   Includes amounts paid by MSV.

(7) Since March 1, 2001, the Corporation received $4,500 per month from Zemex Corporation in payment for one third of Ms. MacGillivray's time spent on corporate secretarial and legal matters for Zemex, less charges for office space provided to the Corporation.

(8)   Adjusted to reflect May 2000 stock consolidation.

Option/SAR Grants in Last Financial Year

      The following table sets forth information concerning the grants of options and SARs during the financial year ended December 31, 2001:

                                                         % of Total                          Market Value of
                                                        Options/SARs       Exercise or    Securities Underlying
             Name               Securities Under    Granted to Employees    Base Price    Options/SARs on Date of
                                   Options ($)             in FY           ($/Security)             Grant           Expiration Date
                                                                               (3)
------------------------------------------------------------------------------------------------------------------------------------
Andre Y. Fortier                  132,500(1)&(3)             30.2%             $0.51                $0.51               15/08/2006
President & CEO                   100,000(2)&(3)                               $0.62                $0.62               30/01/2006
------------------------------------------------------------------------------------------------------------------------------------
Claude Begin                      100,000(2)                  13%              $0.51                $0.51               15/08/2006
Executive Vice President &
Chief Operating Officer
------------------------------------------------------------------------------------------------------------------------------------
Alain Blais                       37,500(1)                  11.4%             $0.51                $0.51               15/08/2006
Vice President, Development &     50,000(2)                                    $0.62                $0.62               30/01/2006
Geology
------------------------------------------------------------------------------------------------------------------------------------
Lucie Brun                        67,500(1)                  15.3%             $0.51                $0.51               15/08/2006
Executive Vice President &        50,000(2)                                    $0.62                $0.62               30/01/2006
Chief Administrative Officer
------------------------------------------------------------------------------------------------------------------------------------
Lorna D. MacGillivray             15,000(1)                  8.5%              $0.51                $0.51               15/08/2006
Vice President, Secretary and     50,000(2)                                    $0.62                $0.62               30/01/2006
General Counsel
------------------------------------------------------------------------------------------------------------------------------------

Notes:

1) These options were granted on August 8, 2001, for a term of 5 years. No SAR's were granted

2) These options were granted on January 31, 2001, for a term of 5 years. No SAR's were granted.

3) Excludes options to acquire 67,500 Common Shares granted during 2001 under the Directors' Stock Option Plan which are also for a 5 year term and are fully exercisable as to 20,000 at $0.62 per Common Shares and as to 47,500 at $0.51 per Common Share.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Yearend Option/SAR Values

The following table sets forth information concerning the exercise of options during the financial year ended December 31, 2001 and the value at December 31, 2001 of unexercised in-the-money options held by each of the Named Executive
Officers:

                                           Securities      Aggregate                                      Value of Unexercised
                                          Acquired on        Value         Unexercised Options at     in-the-Money Options/SARs at
                  Name                    Exercise (#)     Realized              FY-End (#)                    FY-End ($)
                                                              ($)         Exercisable/Unexercisable      Exercisable/Unexercisable
------------------------------------------------------------------------------------------------------------------------------------
Andre Y. Fortier                               Nil            Nil              232,500/Nil(1)                    Nil/Nil
President & Chief Executive Officer
------------------------------------------------------------------------------------------------------------------------------------
Claude Begin                                   Nil            Nil               100,000/Nil                      Nil/Nil
Executive Vice President & Chief
Operating Officer
------------------------------------------------------------------------------------------------------------------------------------
Alain Blais                                    Nil            Nil                87,500/Nil                      Nil/Nil
Vice President, Development & Geology
------------------------------------------------------------------------------------------------------------------------------------
Lucie Brun                                     Nil            Nil               117,500/Nil                      Nil/Nil
Executive Vice President, & Chief
Administrative Officer
------------------------------------------------------------------------------------------------------------------------------------
Lorna D. MacGillivray                          Nil            Nil               87,500/2,500                     Nil/Nil
Vice President,
Secretary & General Counsel
------------------------------------------------------------------------------------------------------------------------------------

Notes:

1) Excludes options granted on January 31, 2001 to acquire 20,000 Common Shares exercisable at $0.62 per share and options granted on August 15, 2001 to acquire 47,500 Common Shares at $0.51 per share under the Directors' Stock Option Plan.

      Pension Plan

      Campbell has a defined benefit pension plan (the "Pension Plan") available on a voluntary basis to all employees of Campbell and its subsidiaries other than those who are subject to the provisions of a collective agreement. The Pension Plan provides a pension equal to 2% of the average annual salary not including bonuses and other compensation during the three most highly paid years for each year of credited service subject to the maximum benefit limitation applicable to registered pension plans under the Income Tax Act (Canada). Benefits under the Pension Plan are vested after two years. Early retirement is permitted after age 55, subject to reductions. The Pension Plan also provides that certain members may be designated as "Class A" non-contributory members. Head office and certain senior employees have been designated as "Class A" non-contributory members.

      The following table sets forth the benefits calculated under the Pension Plan at various salary levels and years of employment on the assumption such benefits become payable upon retirement at age sixty-five. Benefits under the Pension Plan are not reduced by social security or other offset amounts. The payment of such benefits is subject to the maximum benefit limitation applicable to registered pension plans under the Income Tax Act (Canada) which currently is $1,722 for each year of service.

                                              Pension Plan Table

                                                                Years of Service
                             --------------------------------------------------------------------------------------
Remuneration                    15                 20                 25                  30                  35
-------------------------------------------------------------------------------------------------------------------
       125,000                37,500             50,000             62,500               75,000              87,500

       150,000                45,000             60,000             75,000               90,000             105,000

       175,000                52,500             70,000             87,500              105,000             122,500

       200,000                60,000             80,000            100,000              120,000             140,000

       225,000                67,500             90,000            112,500              135,000             157,500

       250,000                75,000            100,000            125,000              150,000             175,000

       300,000                90,000            120,000            150,000              180,000             210,000

       400,000               120,000            160,000            200,000              240,000             280,000

      As of December 31, 2001, none of the Named Executive Officers had any credited service under the Pension Plan except Ms. MacGillivray who had 8.4 years of credited service.

Indebtedness of Directors and Officers

      No directors or officers of the Corporation are indebted to the Corporation.

Grant of Stock Options

      The following table sets forth the details regarding the grants of options by the Corporation.

                                                                                            Market
                                                              Number of      Exercise       Value of
                                                               Common         Price         Common      Vesting Dates of
                                                               Shares          Per          Shares        Outstanding
                 Date of Grant          Expiry Date             Under         Common        on Date         Options
                 (mm/dd/yyyy)           (mm/dd/yyyy)           Option          Share        of Grant      (mm/dd/2001)
(a) Current and Past Named Executive Officers of Campbell, as a group

(5 persons)       August 15,2001          August 15, 2006      352,500          $0.51         $0.51      August 15, 2001

(3 persons)      January 31,2001         January 31, 2006      220,000          $0.62         $0.62     January 31, 2001

(1 person)       August 11, 1999          August 10, 2004       10,000          $4.30         $4.30            (1)

(1 person)       August 18, 1998          August 18, 2003       15,000          $4.40         $4.40            (1)

(b) Current and Past Directors of Campbell who are not listed under (a), as a group

(8 persons)       August 15,2001          August 15, 2006      522,250          $0.51         $0.51      August 15, 2001

(8 persons)      January 31,2001         January 31, 2006      180,000          $0.62         $0.62     January 31, 2001

(1 person)         March 8, 2000            March 9, 2005       15,000          $3.70         $3.70            (1)

(4 persons)      August 11, 1999          August 10, 2004       40,000          $4.30         $4.30            (2)

(6 persons)      August 18, 1998          August 18, 2003      130,000          $4.40         $4.40            (2)

(c) All other current and past employees of Campbell who are not listed under (a) or (b), as a group

(9 persons)       August 15,2001          August 15, 2006      136,250          $0.51         $0.51      August 15, 2001

(1 persons)      January 31,2001         January 31, 2006       50,000          $0.62         $0.62            (1)

(1 person)       August 11, 1999          August 10, 2004        2,500          $4.30         $4.30            (1)

(2 persons)      August 12, 1997          August 12, 2002       15,000          $7.10         $7.10            (1)

(d) All other current and past employees of Campbell's subsidiaries who are not listed under (a), (b) or (c), as a group

Nil

(e) Any other person or company (includes underwriters)

(1 company)     December 5, 2001         December 31 2003      100,000          $0.52         $0.48     December 5, 2001

Notes:

(1) Options granted prior to 2001 under the Employee Incentive plan vested as to 25% immediately with a cumulative 25% vesting on each of the first three anniversaries of the date of grant.

(2)   All options under the Directors' Stock Option vest immediately.

(3)   Includes 10,000 options issued under the Employee Incentive Plan.

Employee Incentive Plan

      The Corporation maintains an Employee Incentive Plan consisting of the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan and the Share Loan Plan. Directors who are not officers do not participate in the Employee Incentive Plan.

Share Option Plan

The Share Option Plan is intended to promote the interests of the Corporation and its shareholders by making provisions for stock options as an additional incentive to attract, retain and motivate officers and salaried employees. Grants are made at the discretion of the Board of Directors or a committee of the board comprised of members, a majority of whom are not eligible to participate in the Plan (the "Compensation Committee"). The Board of Directors or the Compensation Committee may, in its discretion, determine which officers or employees will be granted options, the number of Common Shares to be the subject of each option, the purchase price of such shares and the duration of the options, which may not exceed five years. The Board of Directors or the Compensation Committee may also impose other terms and conditions respecting any option granted as it may consider appropriate or necessary.

      Free-standing "SARs" are not provided for under the Share Option Plan. The options may, at the discretion of the Board of Directors or the Compensation Committee, be accompanied by SARs which entitle the holder to elect to terminate his or her options, in whole or in part and, in lieu of receiving the Common Shares ("Option Shares") to which the terminated options relate, elect to receive that number of Common Shares, disregarding fractions, which have a total value equal to the product of the number of Option Shares times the difference between the fair value (at the date of such election) and the option price per share of the Option Shares, less any amount withheld on account of income taxes, which income taxes will be remitted on the employee's behalf by the Corporation. Only options granted prior to 2001, entitling three holders to acquire an aggregate of 50,000 Common Shares are accompanied by SARs.

      During 2001, 572,500 options were granted under the Share Option Plan to Named Executive Officers. These options are exercisable at $0.62 per share as to 352,500 options and at $0.51 as to 220,000 options and are fully exercisable. Options to purchase 30,000 Common Shares were granted to an officer who is not a Named Executive Officer exercisable at $0.62 per share as to 20,000 options and at $0.51 as to 10,000 options. The options were granted for a term of five years and are not accompanied by SARs. In addition, 136,250 options were granted under the Share Option Plan to nine senior employees who are not Named Executive Officers. These options are exercisable at $0.51 and are fully exercisable.

      As at December 31, 2001, a total of 818,750 Common Shares were issuable upon exercise of options under the Share Option Plan including 627,500 Common Shares issuable upon exercise of options held by five Named Executive Officers. Such options are exercisable at exercise prices ranging from $0.51 to $4.40 per share and expire between August 18, 2003 and August 15, 2006.

Share Purchase Plan

      The Share Purchase Plan is designed to encourage employees of the Corporation to purchase Common Shares on a regular basis. Due to the economic climate the Share Purchase Plan was temporarily suspended in 2001. With the re-commencement of operations, the Share Purchase Plan will be offered to employees beginning in the second quarter of 2002. Employees of the Corporation who have been continuously employed by the Corporation for at least one year, or less at the discretion of the

Compensation Committee or the Board of Directors, are eligible each January 1 to participate in the Share Purchase Plan. Each eligible employee may contribute up to 5% of his or her basic salary to the Share Purchase Plan through monthly deductions. On a quarterly basis, the Corporation will contribute an amount equal to 50% of the employee's contributions to such date and each participating employee will then be issued Common Shares having a value equal to the aggregate amounts contributed by such employee and the Corporation.

Share Bonus Plan

The Share Bonus Plan is intended to promote the interests of the Corporation and its shareholders by permitting the Board of Directors or the Compensation Committee, in its discretion, to issue Common Shares to full-time salaried employees of the Corporation as a bonus in recognition of services provided to the Corporation by such employee. The issue of Common Shares to such employee may be subject to such terms and conditions as are determined by the Board of Directors or the Compensation Committee. During 2001, no Common Shares were issued pursuant to the Share Bonus Plan.

Share Loan Plan

      The Share Loan Plan is intended to provide an additional incentive to motivate full time officers who will make important contributions to the success of the Corporation by assisting such persons to acquire shares of Campbell. The Compensation Committee may in its discretion make loans to full time officers of the Corporation. Such loans shall be subject to such terms and conditions including rates of interest, if any, as the Compensation Committee may consider appropriate. During 2001, no loans were granted and no loans are outstanding under the Share Loan Plan.

Directors' Stock Option Plan

      In August 1993, the Board of Directors approved the Directors' Stock Option Plan (the "Director's Plan") and shareholders approved the Directors' Plan on May 18, 1994.

      The Directors' Plan is administered by the Board of Directors or by a Committee thereof (the "Administrator"). The exercise price of the options granted thereunder shall be at the average of the closing prices (or bid and ask where there was no trade) of the Common Shares of the Corporation on the Toronto Stock Exchange on the five trading days prior to the date of grant (the "Market Price"). Options granted under the Directors' Plan are for a five year term to be exercisable on terms and conditions as set out by the Administrator. In order that the Directors' Plan together with the Employee Incentive Plan comply with stock exchange rules, a provision was added to the Plan to provide that the maximum number of shares subject to option under the Plan together with the shares reserved for issuance under the Employee Incentive Plan shall not at any time exceed 10% of the issued and outstanding shares of the Corporation on a non-diluted basis or such higher number as exchange rules may permit. Under the Directors' Plan, an aggregate of 1,000,000 Common Shares have been approved for issuance of which 35,000 Common Shares have been issued.

      At December 31, 2001, options to acquire an aggregate of 679,750 Common Shares were outstanding under the Directors' Plan. No options were exercised under the Directors' Plan, during 2001.

      On January 31, 2001, an aggregate of 180,000 options were granted under the Directors' Plan. The options in part replaced 60,000 options that expired in accordance with their terms on December 8, 2000.

Each of the nine directors of the Corporation were granted options entitling the holder to acquire 20,000 Common Shares, exercisable at Cdn$0.62 per share, the Market Price. The options are fully exercisable and have a five-year term expiring on January 30, 2006.

      On August 15, 2001, an aggregate of 372,250 options were granted under the Directors' Plan. The options in part replaced 65,000 options that expired in accordance with their terms on August 15, 2001 and are exercisable at Cdn$0.51 per share, the Market Price. The options are fully exercisable and have a five-year term expiring on August 15, 2006.

Remuneration of Directors

      All directors of the Corporation receive an annual director's fee of $4,000 and an attendance fee of $600 per meeting attended in person and $300 per meeting attended by telephone and out-of-pocket expenses relating to attendance at a board or committee meeting. The Corporation paid aggregate remuneration of $71,410 to 8 incumbent directors in their capacities as such during the fiscal period ended December 31, 2001. Mr. Fortier does not receive director's fees. There are no directors' service contracts providing for benefits upon termination.

      In 2001, the Corporation continued to engage the law firm McCarthy Tetrault LLP of which James C. McCartney, Q.C., a director and chairman of the Corporation, is a senior partner to provide legal advice to the Corporation. An aggregate of $251,603 was paid to McCarthy Tetrault LLP for legal services in 2001. The Corporation also engaged the law firm Lavery deBilly of which Michel Blouin, a director of the Corporation, is a senior partner, to provide legal advice to the Corporation. An aggregate of $94,136 was paid to Lavery deBilly for legal services in 2001.

Directors' and Officers' Liability Insurance

      In 2001, the Corporation purchased directors' and officers' liability insurance with a liability limit of $20,000,000 for which the Corporation paid an annual premium of $143,335. The policy provides for a deductible, payable by the Corporation of $100,000 other than for claims brought in the United States in which case the deductible is $250,000.

Employment Agreements

      On December 1, 1994, the Corporation entered into an employment agreement with Ms. MacGillivray as Vice President, Secretary and General Counsel. The agreement stipulates among other things, a base salary of $130,000 per annum effective January 1, 1997 and provides that in the event that Ms. MacGillivray's employment is terminated, she will be entitled to be paid up to twenty-four months' salary and benefits. In the event of a change of control, as defined, Ms. MacGillivray will be entitled to resign within six months thereof and be paid twenty-four months' salary and benefits. The agreement also provides that in the event of resignation or termination, options held by Ms. MacGillivray will immediately become fully exercisable. Such options will expire ninety days after resignation or termination.

      The Corporation is reviewing the compensation arrangements for its senior officers including the entering into employment agreements.

Composition of the Compensation Committee

      The Compensation Committee of the Board of Directors considers and approves compensation, remuneration and incentive arrangements for directors, officers and senior employees of Campbell. The members of the Compensation Committee are James C. McCartney, Q.C., Donald R. Murphy and G. E. "Kurt" Pralle. Mr. McCartney is Chairman of the Corporation and he is also Chairman of the Compensation Committee. Mr. McCartney is a senior partner with the law firm McCarthy Tetrault LLP which provides legal advice to the Corporation. Neither Mr. Murphy nor Mr. Pralle is, nor was, at any time, an officer or employee of the Corporation or any of its subsidiaries. In 1994, the Committee established an executive compensation philosophy and policy to be followed in its future consideration of executive compensation and incentive arrangements.

Executive Compensation Philosophy and Policy

      The Corporation's Executive Compensation Policy is primarily based on a pay for performance philosophy. The main objective of the policy is the alignment of all financial reward systems with shareholder interests. The compensation structure must also reflect The Corporation's current financial position and the scope of its operations. As a consequence, a heavy emphasis is placed on the long-term business objectives of creating wealth, decreasing risk by expanding operations, and providing returns to the Corporation's shareholders.

      The particular elements of the executive compensation program for senior executives of the Corporation, designed to encourage, compensate and reward employees on the basis of individual and corporate performance, may be summarised as follows:

      Base Salary The program is designed to attract and retain executive officers by delivering a competitive rate of base pay. Market competitive rates will be determined by comparison with average compensation levels of comparable mining companies. It is believed that the average pay of these companies is a reasonable reference point from which to target and manage base pay, while recognising the need for executive level experience and skills in the current phase which will further the Corporation's achievement of its growth objectives.

      Annual Incentive Compensation The Corporation currently does not offer a short-term variable pay or incentive plan but may in future implement an annual incentive plan. Campbell's Employee Incentive Plan has a Share Bonus Plan component, which may be used to provide annual incentive compensation. The use of this plan can combine both short and longer term incentives and, through increased share holding, would also align the interests of executive officers with those of Campbell's shareholders. Grants of annual bonuses would be based on the employee's contribution towards Campbell's success in meeting its goals.

      Stock Option Programs Campbell strongly believes that by providing those persons who have substantial responsibility for the management and growth of Campbell with an opportunity to acquire Campbell's stock, the interests of shareholders and executives will be increasingly aligned. The number of stock options that will be granted to executive officers will be based on competitive practices of comparable mining companies and will reflect an emphasis on long-term performance awards. Options will generally become exercisable gradually over their term and will generally be for a five-year term.

Report on Executive Compensation

      On January 31, 2001 in context of the change in Campbell strategy and the impact of sustained low gold prices and disappointing operating results, the Compensation Committee reviewed executive and directors' compensation. The Committee reviewed and confirmed the monthly fee payable to the President and Chief Executive Officer of $12,000.

      The Committee also approved continuation of the current salary of the Vice President, Secretary and General Counsel on the basis that one third of her time was spent on corporate secretarial and legal matters of Zemex Corporation in consideration for which Zemex paid the Corporation $4,500 per month less rent for office space provided by Zemex to the Corporation. The Committee also reviewed the monthly fees paid to other senior officers.

      The Committee also considered and determined to replace options held by directors that had expired in December 2000 in accordance with their terms, and issue new options to acquire 10,000 Common Shares at $0.62 per share, under the Directors' Stock Option Plan, to compensate directors for the reduction in Directors' fees.

      Given the continuing historical low gold prices, it was again determined that no annual incentive awards be given. Cash compensation of executive officers was reduced and is in the lower half of the peer group levels.

      With the completion of the merger with MSV and GeoNova on June 30, 2001, the Compensation Committee met on August 7, 2001 and approved a formal compensation package for the Chief Executive Officer as an full time employee effective July 1, 2001. The Committee compared the compensation package to peer group companies. The Committee found that the Chief Executive's compensation was lower than that peer group and reflected the Corporation's non-operating status. The Committee agreed that compensation would be reviewed as the Corporation's operating plans progress. The Committee also reviewed the compensation packages for other senior executive officers and the incentive-based components of the packages were discussed.

      The Compensation Committee also reviewed the existing and recently expired options including options previously held in MSV and GeoNova that were terminated on the merger of those two companies into the Corporation. The recommendations of the Chief Executive Officer were reviewed. The Committee also considered the level of directors' options in the context of the reduction in directors' fees. The Committee approved the new options to be granted to employees, officers and directors focussing on the long-term incentive for senior employees that would be provided by these options granted at the current market price.

                                                 COMPENSATION COMMITTEE
                                                 James C. McCartney, Q.C.
                                                 Donald R. Murphy
                                                 G.E. "Kurt" Pralle

BOARD PRACTICES

      In December 1995, The Toronto Stock Exchange (the "Exchange") Committee on corporate governance in Canada released a report (the "Report") containing guidelines for effective corporate governance for corporations listed on the Exchange. The Report has been adopted by the Exchange and corporations listed on the Exchange are required to disclose their corporate governance practices and to provide an explanation where those practices differ from the guideline.

      The Corporation's Board of Directors (the "Board") is currently comprised of nine persons including seven directors who are not officers or employees of Campbell and are unrelated to management. The Chairman and the President and Chief Executive Officer are the remaining members of the Board. As recommended by the Report, the positions of Chairman of the Board and Chief Executive Officer are separate. Accordingly, a majority of the Board is unrelated to management and is in a position to review and evaluate management's activities and to act independently of management.

      The Board is empowered by the Corporation's incorporating documents and by-laws to manage, or supervise the management of the affairs and business of the Corporation. The Board is not involved in the day-to-day activities of the Corporation. The Board performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to those committees described in this Proxy Circular under "Committees of the Board of Directors".

      The Report recommends that committees of the Board be comprised of persons who are not officers or employees of the Corporation. The Audit and Compensation Committees are comprised of non-management persons. However, the Board has determined that due to the technical nature of the Corporation's business, its Executive Committee would be more effective by having the President and Chief Executive Officer on that Committee. The non-executive Chairman is also on the Executive Committee. Unless specifically directed by the Board, the Executive Committee may not approve capital expenditures or dispositions or borrowing other than in the ordinary course of carrying out the Corporation's business, in excess of $3,000,000. In practice, the Executive Committee does not give final approval to transactions but rather makes its recommendations to the full Board.

      The Board itself has assumed general responsibility for development and monitoring of corporate governance issues.

      The Board is actively involved in establishing corporate strategies and monitoring achievement thereof including optimisation of the Corporation's current operations and achieving growth through acquisitions. The Board monitors the performance of operations through the holding of quarterly meetings and its review and approval of an annual financial forecast presented by management. Consideration and approval of an acquisition of mining properties or other companies is carried out by the full Board. Outside consultants and professionals are engaged and report to the Board as required.

      The Board has identified the principal risks associated with the Corporation's business. These risks and the steps taken to minimise such risks are reviewed on an ongoing basis at the regularly scheduled quarterly meetings of the Board.

      In 1990, the Board adopted an Environmental Policy, as recommended by the Mining Association of Canada. In June, 2001 an Environmental Committee comprised of Messrs. Archambault, Clow and Piche was established. The President and Chief Executive Officer reports to the Board on a quarterly basis which enables the Board to monitor the effectiveness of compliance with environmental policy.

      The Board has delegated responsibility for communication with the public and the Corporation's shareholders to its President and Chief Executive Officer and its Vice President, Secretary and General Counsel. Procedures are in place to ensure timely dissemination of information about the Corporation. Any significant shareholder concerns which may be communicated to the above persons are communicated to the Board at its regularly scheduled quarterly meetings.

      The responsibility of monitoring the effectiveness of the Corporation's internal financial information system has been delegated to the Executive Vice President and Chief Administrative Officer who reports to the Board and Audit Committee on a quarterly basis. The Audit Committee meets each quarter and reviews and approves the financial statements and Management's Discussion and Analysis contained in the Quarterly Reports to Shareholders prior to filing. In addition, the Audit Committee meets with the auditors of Campbell to review the audit plan and again to review the year-end financial statements. For a portion of those meetings, the Audit Committee meets with the auditors in the absence of management.

      The duty of monitoring the technical affairs of the Corporation falls to the President and Chief Executive Officer assisted by the Executive Vice President and Chief Operating Officer and the Vice President, Development and Geology who regularly attend and make presentations at meetings of the Board.

      A number of initiatives regarding succession of management and training have been taken in 2001 including the hiring of additional senior operating personnel. The performance of the management team is reviewed annually by the Compensation Committee in the context of the Corporation's success in meeting its objectives that are established as part of the review of the annual financial forecast and succession of management. This Committee is comprised solely of non-management members being the Chairman and two independent directors. The philosophy of the Compensation Committee is stated in this Proxy Circular under "Report on Executive Compensation". In addition, the Compensation Committee periodically reviews the compensation paid to members of the Board and makes recommendations to the Board on compensation of directors.

      The Corporation does not have a standing nominating committee for directors nor does it have an ongoing process for training or evaluation of performance of directors, as recommended by the Report. The Corporation is in a growth stage and accordingly, a variety of technical, legal and financial experience at the Board level is important. When it is determined that additional expertise is required on the Board, a number of candidates are considered and the Board meets with a proposed nominee. The decision to nominate or appoint an additional director is taken by the Board as a whole.

EMPLOYEES

      At December 31, 2001, the Corporation had 170 employees compared to 301 at December 31, 2000 (including 257 on temporary layoff) and 231 at December 31, 1999. At December 31, 2001 all employees were in Canada. At December 31, 2000 and 1999 respectively, approximately 18 and 100 employees were employed at the Santa Gertrudis Mine in Mexico. At the Joe Mann Mine, under the 2001 Plan, approximately 150 employees were gradually recalled beginning on October 22, 2001. Of this number 127 persons were employed as of December 31, 2001, compared to 266 persons as of December 31, 2000 (including 257 persons on temporary layoff). Of the 127 employees, 107 mine workers were covered by a collective bargaining agreement with Le Syndicat des Travailleurs-euses de la Mine Meston (CSN), 6 mill workers were covered by a collective bargaining agreement with Les Metallurgistes Unis d'Amerique (the United Steelworkers of America) and one nurse was covered by a collective bargaining agreement with La Federation des Infirmiers et Infirmieres du Quebec (FIIQ). As at December 31, 2001, MSV had approximately 10 full time employees at the Copper Rand Mine compared to 332 at the end of 1996. This situation is a result of the suspension of operations, as previously described. The collective agreement has been renewed for three years.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

      As of May 9, 2002, the Corporation had outstanding 34,224,504 Common Shares entitled to be voted at the Meeting. Each Common Share is entitled to one vote.

      To the knowledge of the Corporation, as of May 9, 2002, no person beneficially owned or exercised control or direction over more than of the Common Shares of the Corporation.

      There are no related party transactions.

ITEM 8. FINANCIAL INFORMATION

FINANCIAL STATEMENTS

The Corporation's consolidated financial statements are set out under Item 17 starting on Page 71.

LEGAL PROCEEDINGS

      During 1996, Campbell's Mexican subsidiary, Oro de Sotula, S.A. de C.V. ("Sotula") received import duty assessments claiming Sotula's interest in certain pieces of machinery and equipment with an approximate value of US$2,200,000 and levying taxes, penalties, interest and inflationary adjustments for a further Mexican pesos 9,200,000. The claim against the subsidiary's assets and the additional amount payable arose as a result of the subsidiary not presenting certain import documentation to tax authorities by a prescribed date in connection with their audit of imports of the claimed machinery and equipment during 1990 and 1991 when the mine was not owned by Sotula. The charge against certain pieces of machinery and equipment will be released when the final tax assessment is issued.

      Professional advice received indicating the basis for these assessments to be weak and accordingly appealed the assessments on March 5, 1997 before the Local Tax Legal Administration for Revenues in Nogales, Sonora. On May 26th, 1997, Sotula was advised that it was successful in its appeal and that Mexican pesos 9,200,000 was not payable. While the local tax authority was requested by the federal tax authorities to issue a re-assessment which must take into account the basis of the appeal, on May 6, 1998, the tax authorities issued a tax assessment identical to that issued in 1996 except that the amounts claimed have increased to Mexican pesos 18,000,000 as a result of inflation and additional interest. Sotula was advised by its Mexican counsel that this assessment is improper as it completely ignores the earlier ruling. Accordingly, Sotula filed a new appeal before the federal Tax court to nullify the assessment. On October 11, 2001, Sotula received notice that it was successful in its appeal against the assessments; however, this decision was appealed once more by the Mexican Tax authorities.

      On January 31, 2002, Queenstake Resources Ltd. ("Queenstake") purchased all of the shares of Sotula. Pursuant to the purchase and sale agreement, Campbell received a US $1 million promissory note from Queenstake. This promissory note maturing on the third anniversary of the date of issuance. Such note is subject to adjustment by the following amounts:

      To the extent that the actual liability, incurred by Queenstake with respect to outstanding litigation commenced in 1996, between Sotula and the Mexican tax authorities ("The tax case") and reclamation costs of properties owned by Sotula ("the reclamation"), does not exceed US$2,000,000, there shall be no reduction.

      To the extent that the actual combined liability incurred by Queenstake with respect to the tax case and the reclamation exceeds US$2,000,000 but does not exceed US$2,400,000, the amount of the promissory note issued shall be reduced by 100% of the amount of the liability in excess of US$2,000,000. To the extent that the actual combined liability incurred by Queenstake with respect to the tax case and the reclamation exceeds US$2,400,000 but does not exceed US$2,750,000, the amount of the promissory note issued shall be reduced by 100% of the first US$400,000 in excess of US$2,000,000 and 80% of any excess over US$2,400,000. To the extent that the actual combined liability incurred by Queenstake with respect to the tax case and the reclamation exceeds US$2,750,000, the amount of the promissory note issued shall be reduced by 100% of the first US$400,000 in excess of US$2,000,000 and 80% of the excess over US$2,400,000 up to US$2,750,000 and by 70% of the excess of US$2,750,000 up to a maximum of US$3,207,000.

SIGNIFICANT CHANGES

There have been no significant changes since the date of the annual financial statements included in this Report.

ITEM 9. THE OFFER AND LISTING

      The Corporation's Common Shares are listed and traded in Canada on the Toronto Stock Exchange under the symbol "CCH". In addition, the Common Shares are traded in the United States on the OTC-BB under the symbol "CBLRF". Until November 23, 2001, the Common shares were listed and traded in the United States on the New York Stock Exchange. The following table sets forth the price ranges and volume of Common Shares during the periods indicated on the Toronto Stock Exchange and on the OTC-BB/New York Stock Exchange.

TORONTO STOCK EXCHANGE (1)

      PERIOD                                      HIGH                 LOW                       VOLUME
      ------                                      ----                 ---                       ------
      April 2002                                  0.77                 0.55                      746,080
      March 2002                                  0.75                 0.56                      651,740
      February 2002                               0.74                 0.54                      546,861
      January 2002                                0.54                 0.32                      444,242
      December 2001                               0.50                 0.26                      1,486,605
      November 2001                               0.53                 0.30                      373,431

      PERIOD                                      HIGH                 LOW                       VOLUME
      ------                                      ----                 ---                       ------
      2001 Full Year                              1.05                 0.26                      3,672,790
      2000 Full Year                              4.50                 0.35                      1,121,093
      1999 Full Year                              5.30                 2.20                      1,071,460
      1998 Full Year                              8.00                 3.40                      7,768,311
      1997 Full Year                              13.00                5.10                      1,184,499

(1) All prices and volumes have been adjusted to reflect the one for ten consolidation in May 2000. Prices are in Canadian dollars.

OTC-BB/NEW YORK STOCK EXCHANGE (1) (2)

      PERIOD                                      HIGH                 LOW                       VOLUME
      ------                                      ----                 ---                       ------
      April 2002                                  0.50                 0.36                      404,233
      March 2002                                  0.47                 0.36                      390,608
      February 2002                               0.48                 0.29                      357,136
      January 2002                                0.35                 0.18                      367,289
      December 2001                               0.33                 0.125                     2,451,691
      November 2001                               0.35                 0.19                      1,414,400

      2001 Full Year                              0.69                 0.13                      6,322,000
      2000 Full Year                              3.13                 0.19                      7,779,420
      1999 Full Year                              3.80                 1.60                      1,627,616
      1998 Full Year                              6.30                 2.20                      8,075,771
      1997 Full Year                              10.00                3.40                      8,599,543

(1) Traded on the New York Stock Exchange until November 23, 2001 and commenced trading on the OTC-BB on November 29, 2001.

(2) All prices and volumes have been adjusted to reflect the one for ten consolidation in May 2000. Prices are in U.S. dollars.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF INCORPORATION

      Campbell was incorporated in June 1950 under the laws of British Columbia. On September 8, 1982, Campbell was continued under the Canada Business Corporations Act (the "CBCA") and on June 8, 1983, in connection with an amalgamation of three other companies, the name of Campbell was changed from GM Resources Limited to Campbell Resources Inc. On August 9, 1999, Campbell filed Restated Articles of Incorporation. These restated Articles were filed as
Exhibit 4(a) to the Corporation's Annual Report on Form 10K dated April 12,
2001.

      Pursuant to the CBCA, the Corporation's Articles as amended include its corporate name, the place in Canada where its registered office is located, its minimum and maximum number of directors and the authorized share capital of the Corporation consisting of an unlimited number of Common Shares and an unlimited number of preference shares. There are only Common Shares outstanding. There are no restrictions on the business that the Corporation may carry on. The Corporation's general by law, By-Law No. 1, as amended and as in effect on the date hereof, was filed as Exhibit 3.12 to the Corporation's Registration Statement on Form S-8 (Registration No. 333-93063).

      By Articles of Amendment dated May 19, 2000 and filed as Exhibit 3.1 to the Corporation's registration statement on Form S-8 (Registration no. 333-93063), the Common Shares of the Corporation were consolidated (reverse split) on the basis of one post consolidation Common Share for every ten pre-consolidation Common Shares. By Articles of Arrangement effective June 30, 2001, the Corporation completed its merger with GeoNova. (See Exhibit 3.3.)

MATERIAL CONTRACTS

Royalty Agreement between Meston Resources and Repadre Capital Corporation dated April 23, 1993 as amended June 30, 2001.

Merger Agreement dated May 7, 2001 between the Corporation, MSV Resources Inc. and GeoNova Explorations Inc. pursuant to which MSV and GeoNova became wholly owned subsidiaries of the Corporation.

EXCHANGE CONTROLS

      Other than as provided in the Investment Canada Act (Canada) (the "Investment Act"), there are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends to non-resident holders of the Company's securities. However, any such remittances of dividends paid to United States residents are subject to withholding tax at a rate equal to a maximum of 15% of the amount paid (see Item 10 - "Taxation" on page 64).

      The following discussion summarises the material features of the Investment Act, in its present form, for a non-resident of Canada who proposes to acquire Common Shares of the Company. The Investment Act regulates the acquisition of control of a Canadian business by a "non-Canadian" as defined under the Investment Act. With respect to the Company, an acquisition of control is considered to be the acquisition of the majority of its Common Shares. However, if a non-Canadian acquires more than one-third of the voting shares of the Company, but less than a majority, there is a presumed acquisition of control unless it can be established that the Company is not controlled in fact by the acquirer. All acquisitions of control of a Canadian business are notifiable (which requires that a notification form be submitted to Investment Canada within thirty days after the implementation of the investment) unless the investment is reviewable. If the investment is reviewable, the investment may not be implemented until the Minister responsible for the Investment Act is, or has been deemed to be, satisfied that the investment is likely to be of net benefit to Canada.

      Where either the acquirer is, or the Company is presently controlled by, a WTO investor (as that term is defined in the Investment Act), a direct acquisition of control of the Company will only be reviewable if the value of the Company's assets, as shown on its audited financial statements for the most recently completed fiscal year, is equal to or greater than (Cdn) $218 million. This amount varies each year based on the rate of growth in Canadian gross domestic product. Other direct acquisitions of control are reviewable if the value of the assets of the Company, as calculated above, is equal to or greater than (Cdn) $5 million. The (Cdn) $5 million threshold for review also applies with respect to the acquisition of control of any Canadian business that provides any financial services or transportation services, is a cultural business, or is engaged in the production of uranium and owns an interest in or producing uranium property in Canada.

      Indirect acquisitions of control (acquisitions of control of an entity which in turn controls the Company) are not reviewable under the Investment Act if the acquirer is a WTO investor or if the Company is controlled by a WTO investor. Otherwise, an indirect acquisition will be reviewable if the value of the Company's assets is $50 million or more, or if the value of the Company's assets acquired in the total transaction are in Canada or the acquisition is not effected through the acquisition of control of a foreign corporation.

      Certain types of transactions are exempt from application of the Investment Act including acquisitions of control of the Company:

      (a) by the acquisition of voting shares or the voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities;

      (b) in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the Investment Act;

      (c) for facilitating its financing and not for any purpose related to the Investment Act on the condition that the acquirer divest control within two years after control was acquired; and

      (d) by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate or indirect control in fact of the Company through the ownership of voting interests remains unchanged.

      There are currently no limitations on the right of foreign or non-resident owners of Common Shares to hold or vote such securities imposed by Canadian law or the Company's charter or other constituent documents.

      There are no family relationships between any of the directors and executive officers of the Company.

TAXATION

Certain Canadian Federal Income Tax Consequences

      The discussion under this heading summarises the material Canadian federal income tax consequences of acquiring, holding and disposing of Common Shares of the Company for a shareholder of the Company who is not resident in Canada but is resident in the United States and who will acquire and hold Common Shares of the Company as capital property for the purpose of the Income Tax Act (Canada) (the "Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada has a fixed tax base regularly available to him through which he or she performs independent personal services in Canada if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company's understanding of the administrative practices of Canada Customs and Revenue Agency and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to December

31, 2001. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

      The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention
(1980) (the "Convention") and the Protocols to the Convention.

Dividends on Common Shares

      Under the Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him by a corporation resident in Canada. The Convention limits the rate to 15% if the shareholder is resident in the United and the dividends are beneficially owned by and paid to him, and to 5% if the shareholder is a corporation that beneficially owns at least 10% of the voting shares of the payer corporation. The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organisation or to an organisation constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organisation is resident in the United States and is exempt from income tax under the laws of the United States.

Disposition of Common Shares

      Under the Tax Act, a taxpayer's capital gain or capital loss from a disposition of Common Shares of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition. One-half of a capital gain (the "taxable capital gain") is included in income, and one-half of a capital loss in a year (the "allowable capital loss") is deductible from taxable capital gains realized in the same year. The amount by which a shareholder's allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the year or in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

      In the case of a shareholder that is a corporation, the amount of any capital loss otherwise determined may be reduced, in certain circumstances, by the amount of dividends previously received in respect of the shares disposed of, unless the corporation owned the shares for at least 365 days prior to sustaining the loss and (together with corporations, persons and other entities with whom the corporation was not dealing at arm's length) did not, at the time the dividends were received, own more than 5% of the shares of any class of the capital stock of the corporation from which the dividend was received. These loss limitation rules may also apply where a corporation is a member of a partnership or a beneficiary of a trust that owned the shares disposed of.

      A non-resident of Canada is not subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of shares unless the shares represent "taxable Canadian property". Common Shares of the Company will not generally constitute taxable Canadian property. Common Shares of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder holds the shares as "capital property" and used the shares in carrying on a business in Canada, or if at any time in the five years immediately preceding the disposition the shareholder owned, either alone or with persons with whom the shareholder did not deal at arm's length, 25% or more of the issued shares of any class of the capital stock of the Company.

      Where a United States resident realises a capital gain on a disposition of shares that constitute "taxable Canadian property", the Convention relieves the United States resident from liability for Canadian tax on such capital gains unless:

(a) the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding the disposition, was resident in Canada at any time during the 10 years immediately preceding the disposition and the shares were owned by him when he ceased to be resident in Canada, or

(c) the shares formed part of the business property of a "permanent establishment" or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

      At the present time the value of the Common Shares of the Company is not derived principally from real property in Canada.

      Notwithstanding the potential exemption from Canadian tax provided under the Convention, where a non-resident of Canada disposes of shares of Common Shares of the Company that are "taxable Canadian property", the non-resident is required to file a Canadian income tax return in respect of any such dispositions.

Certain United States Federal Income Tax Considerations

      The following discussion summarises the material United States federal income tax consequences to certain U.S. Holders (as defined below) of the acquisition, ownership and disposition of the Company's Common Shares. This discussion assumes such holders hold the Common Shares as capital assets for United States Federal income tax purposes. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organisations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations, shareholders owning Common Shares representing 10% of the vote and value of the Company. In addition, this discussion does not address any state, local or foreign tax consequences.

      The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury Regulations promulgated thereunder, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Company's Common Shares and no opinion or representation with respect to the United States federal income tax consequences, to any such holder or prospective holders is made. Accordingly, holders and prospective holders of the Company's Common Shares should consult their own tax advisors about the federal, state, local foreign tax consequences of purchasing, owning and disposing of shares of Common Shares of the Company.

U.S. Holders

      As used herein, the term "U.S. Holder" means a beneficial owner of Common Shares that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organised under the laws of the United States, or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of source, or (iv) a trust subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

Distributions of Common Shares

      For United States Federal income tax purposes, the gross amount of all distributions paid (without reduction for Canadian income tax withheld) with respect to Common Shares out of current or accumulated earnings and profits as determined under United States Federal income tax principles to a U.S. Holder will be treated as foreign source ordinary income to such holder. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemise deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains may be available to non-corporate U.S. Holders. Dividends paid on the Company's Common Shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

      If a dividend is paid in Canadian dollars, the amount includible in income will be the U.S. dollar value of the Canadian dollars at the exchange rate in effect on the date of receipt of the distribution by the U.S. Holder. A U.S. Holder will have a tax basis in such Canadian dollars for United States federal income tax purposes equal to the United States dollar value on the date of receipt. Gain or loss, if any, realized on the disposition of the Canadian dollars generally will be United States source ordinary income or loss.

Foreign Tax Credit

      A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's Common Shares may be entitled, at the option of the U.S. Holder, but subject to the limitations discussed below, to either a deduction or a tax credit for such foreign tax paid or withheld. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular U.S. Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder's income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common

Shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

      A U.S. Holder will recognize United States source gain or loss upon the sale of Common Shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the Common Shares. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Common Shares for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. The net long-term capital gain of non-corporate U.S. Holders generally will be subject to tax at a maximum rate of 20 percent. Deductions for net capital losses are subject to significant limitations.

Other Considerations

      In the following circumstance, the above discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of the Company's Common Shares:

Passive Foreign Investment Company

      Special rules are applicable to U.S. Holders owning shares in a "passive foreign investment company" (a "PFIC"). A foreign corporation will be classified as a PFIC if at least 75% of its gross income for the taxable year is passive income or if the value of assets held by it during the taxable year which produce passive income represents at least 50% of the value of its assets. In determining whether a foreign corporation is a PFIC, if the foreign corporation owns 25% or more (by value) of the stock of another corporation, the foreign corporation is treated as if it (i) held its proportionate share of the assets of such other corporation, and (ii) received directly its proportionate share of the income of such other corporation. In general, "passive income" includes the excess of gains over losses from certain commodities transactions, including transactions involving gold and other precious metals. However, gains from commodities transactions generally are excluded from the definition of passive income if (i) such gains are derived by a foreign corporation in the active conduct of a commodity business by an active producer, merchant or handler of commodities, and (ii) "substantially all" of such corporation's business is as an active producer or processor of commodities (the "active commodities business exclusion").

      Based on the nature of the income, assets and activities of the Company, it is not certain whether the Company could be classified as a PFIC for any taxable year. While the Company believes that it presently qualifies for the active commodities exclusion, the application of the relevant provisions of the Code and accompanying prior and current regulations to the Company is not. Further, the operations and business plans of the Company may change in subsequent taxable years. Therefore, no assurances can be made regarding the present of future status of the Company.

      If the Company were treated as a PFIC at any time during a U.S. Holder's holding period for the Common Shares, such U.S. Holder might be subject to additional tax as well as certain interest charges in respect of the deferral of tax for the period during which such Common Shares were held. Any such additional tax and interest charges would apply to the disposition of the Common Shares or the receipt of certain dividends that are considered "excess distributions" under the Code. Additionally, any gain realized on the disposition of such Common Shares would be treated as ordinary income rather than as capital gain and the tax basis of the Common Shares held by a U.S. Holder generally would not be stepped up to fair market value at death. U.S. Holders and prospective holders of Common Shares should consult their own tax advisors regarding the possible application of the PFIC rules to the Company.

Backup Withholding

Certain non-corporate U.S. Holders may be subject to backup withholding at a rate of 31% on taxable distributions with respect to the Common Shares and the proceeds of a disposition of the Common Shares. Backup withholding will apply only if the U.S. Holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, in the case of an individual, would be his or her social security number, (ii) furnishes an incorrect TIN, (iii) is notified by the Internal Revenue Service ("IRS") that it has failed to properly report payments of interest or dividends or (iv) under certain circumstances, fails to certify, under the penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding. Under newly issued U.S. Treasury regulations, in the case of interest paid after December 31, 1999, a U.S. Holder generally will be subject to backup withholding at a 31% rate unless certain IRS certification procedures are complied with, directly or through an intermediary. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

DOCUMENTS ON DISPLAY

Any shareholder may inspect any of the documents or Exhibits referred to in this Report or any other disclosure by making a request to the Corporation in writing.

SUBSIDIARY INFORMATION

Information relating to the Corporation's subsidiaries is contained in Item 4 particularly under "Organisational Structure" on page 13 and in Exhibit 21.1.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      See the notes to the consolidated financial statements in Item 17 and "Management's Discussion and Analysis" in Item 5 for additional information.

GOLD RISK DISCLOSURES

      The results of the Company's operations are affected significantly by the market price of gold. See disclosure in Notes 8(c), 18(e) and 20. Gold prices are influenced by numerous factors over which the Company has no control, including expectations with respect to the rate of inflation, the relative strength of the United States dollar and certain other currencies, interest rates, global or regional political or economic crises, demand for jewellery and certain industrial products, and sales by central banks, other holders of gold and gold producers.

      To reduce the impact of negative changes in the gold price the Company may attempt to fix the future price at which the Company's gold production is sold through the use of fixed forward sale contracts, spot deferred gold sale contracts or through the use of various derivative instruments such as puts and calls. Campbell's general policy is to hedge a maximum of 50% of its gold production for up to two years, dependent on market conditions and planned capital expenditure commitments.

      The Corporation's last forward gold sales contracts expired on December 31, 2001 and the $0.8 million of cash, deposited to secure potential obligations in respect of these contracts, was released.

FOREIGN CURRENCY RISK DISCLOSURES

      The Company's reporting currency is Canadian dollars. The sales price of gold (represents approximately 95% of total metal sales) and copper (represents approximately 5% of total metal sales) is denominated in United States dollars. The Corporation's Joe Mann Mine is in Canada and its future profitability is impacted by fluctuations in the United States dollar relative to the Canadian dollar. To reduce the impact of the fluctuations in the relative exchange rates on the Corporation's operations the Corporation may enter into fixed forward contracts to sell United States dollars and buy Canadian dollars. At December 31, 2001 the Company had no forward contracts to sell United States dollars. (See "Currency Exchange" table on page 1.)

OTHER FINANCIAL INSTRUMENT RISK DISCLOSURES

      At December 31, 2001, the Company had US$2,576,000 of 7.5% convertible debentures outstanding that mature in 2004. As the Company's financial statements are recorded in Canadian dollars the amount of the liability recorded for the convertible debentures on the balance sheet will fluctuate with changes in the United States to Canadian dollar exchange rates.

COMPETITION

      The Corporation competes with other mining companies in connection with the acquisition of mining claims and leases on gold and other precious metals prospects and in connection with the recruitment and retention of qualified employees.

      Since there is a world market for gold, the Corporation believes that no single company has sufficient market power to materially affect the price or supply of gold in the world market.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES - NOT APPLICABLE

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

DIVIDEND RECORD AND POLICY


      The Corporation has not paid a dividend on its common shares since 1984. The Corporation's present policy is to retain any earnings to finance future growth. Dividends on the common shares paid to non-residents of Canada will generally be subject to withholding tax under the Income Tax Act (Canada) at the rate of 25%. Such rate may be subject to reduction under the provisions of a tax treaty between Canada and the country in which the recipient is resident. The Canada-U.S. Income Tax Convention (1980) provides for a general reduction in the rate of withholding tax to 15% on dividends paid on shares of a corporation resident in Canada (such as the Corporation) to a resident of the United States, and also provides for a further reduction to 5% where the beneficial owner of the dividend is a corporation, resident in the United States, which owns at least 10% of the voting shares of the corporation paying the dividend.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS - NONE

ITEM 15. RESERVED

ITEM 16. RESERVED

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

      The Corporation has elected to comply with the financial statement requirement of this Item rather than Item 18. The financial statements filed as part of this Annual Report are listed in "Item 19 - Financial Statements and Exhibits".

      These financial statements were prepared in accordance with generally accepted accounting principles in Canada and are expressed in Canadian dollars. Such financial statements have been reconciled to US generally accepted accounting principles in Note 18 on pages 96 to100. For a history of the exchange rates which were in effect for Canadian dollars against U.S. dollars, see "Currency and Metric Equivalents" page 1.

                          Consolidated financial statements of

                          CAMPBELL RESOURCES INC.

                          December 31, 2001, 2000 and 1999

Management's Responsibility for Financial Reporting
To the Shareholders of Campbell Resources Inc.

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

     The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, Samson Belair/Deloitte & Touche in accordance with generally accepted auditing standards. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.


By: /s/ Andre Fortier               By: /s/ Lucie Brun
        President and                       Executive Vice-President and Chief
        Executive Officer                   Chief Administrative Officer

Samson Belair/Deloitte & Touche, S.E.N.C.

Independent auditors' report

To the Board of Directors

We have audited the consolidated balance sheet of Campbell Resources Inc. as at December 31, 2001 and the consolidated statements of operations, deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and generally accepted auditing standards in the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2000 and for the years ended December 31, 2000 and 1999, prior to adjustments for the changes in accounting policy related to depreciation and depletion of mining interest and loss per share and for change in accounting presentation with respect to the financing arrangement as described in Note 2, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 3, 2001. We have audited the adjustments to the 2000 and 1999 financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

/s/ SAMSON BELAIR DELOITTE & TOUCHE
Chartered Accountants


Montreal, Quebec
March 14, 2002

COMMENTS BY AUDITORS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 to the financial statements. Our report to the Board of Directors, dated March 14, 2002, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

CAMPBELL RESOURCES INC.
Consolidated statements of operations
years ended December 31
(expressed in thousands of Canadian dollars except per share amounts)

                                                        2001            2000            1999
                                                     ----------      ----------      ----------
                                                          $              $               $
                                                                     (restated)      (restated)
Metal sales                                                  --          15,682          22,465
                                                     ----------      ----------      ----------
Expenses
    Mining                                                   --          25,272          25,646
    General administration                                2,113           2,633           2,875
    Severance pay                                            --             761              --
    Indemnity in lieu of notice                             300              --              --
    Depreciation and amortization                            43           3,827           3,773
    Exploration                                              --           2,370           2,299
    Care and maintenance                                  2,177             383           1,394
                                                     ----------      ----------      ----------
                                                          4,633          35,246          35,987
                                                     ----------      ----------      ----------

Loss from operations before write-down
    of mining interests                                  (4,633)        (19,564)        (13,522)

Write-down of mining interests (Note 7)                      --         (24,793)             --
                                                     ----------      ----------      ----------
Loss from operations                                     (4,633)        (44,357)        (13,522)
                                                     ----------      ----------      ----------

Other income (expense)
    Gain on sale of subsidiary (Note 5 c))                   49              --              --
    Other income                                            617           1,900             843
    Interest expense on long-term debt (Note 11)           (461)           (318)           (351)
                                                     ----------      ----------      ----------
                                                            205           1,582             492
                                                     ----------      ----------      ----------

Loss before taxes                                        (4,428)        (42,775)        (13,030)

Income and mining tax recovery (Note 12)                     73             900           1,254
                                                     ----------      ----------      ----------
Net loss                                                 (4,355)        (41,875)        (11,776)
                                                     ==========      ==========      ==========

Weighted average number of common shares ('000)          23,720          15,733          15,695
                                                     ==========      ==========      ==========

Basic and fully diluted loss per share                    (0.18)          (2.66)          (0.75)
                                                     ==========      ==========      ==========

CAMPBELL RESOURCES INC.
Consolidated statements of deficit
years ended December 31
(expressed in thousands of Canadian dollars)

                                                        2001            2000            1999
                                                     ----------      ----------      ----------
                                                          $               $               $
Balance at beginning of year
    As previously reported                              113,145          50,259          37,557

    Adjustments for change in accounting policy
        Income taxes (Note 2)                                --            (684)             --
        Depreciation and amortization (Note 2)               --          21,695          22,621
                                                     ----------      ----------      ----------
    As restated                                         113,145          71,270          60,178

Transfer from the stated capital account
    to eliminate deficit (Note 10)                     (113,645)             --              --

Net loss                                                  4,355          41,875          11,776
                                                     ----------      ----------      ----------
Balance at end of year                                    3,855         113,145          71,954
                                                     ==========      ==========      ==========

CAMPBELL RESOURCES INC.
Consolidated balance sheets
as at December 31
(expressed in thousands of Canadian dollars)

                                                       2001            2000
                                                    ----------      ----------
                                                        $               $
                                                                    (restated)
Assets
Current assets
    Cash and cash equivalents                            2,761           4,548
    Short-term investments at market value                  22              11
    Receivables                                          2,435           1,684
    Restricted cash                                         --             840
    Notes receivable (Note 9)                            1,037              --
    Inventories                                          4,664           4,420
    Prepaids                                               517             539
                                                    ----------      ----------
                                                        11,436          12,042

Notes receivable (Notes 4 and 9)                        12,266              --
Investment (Note 5)                                      6,500              --
Restricted deposits and swap agreement (Note 6)         48,629          48,360
Future income tax assets (Note 12)                       3,375           1,742
Mining interests (Note 7)                               25,365          15,199
Accrued benefit asset (Note 15)                          1,707             504
Other assets                                             1,078             113
                                                    ----------      ----------
                                                       110,356          77,960
                                                    ==========      ==========

Liabilities
Current liabilities
    Accounts payable                                     2,482           2,195
    Accrued liabilities                                  3,436           1,590
    Future income tax liabilities (Note 12)                141             886
                                                    ----------      ----------
                                                         6,059           4,671

Reclamation and site restoration accruals                8,084           6,513
Long-term debt (Note 8)                                 55,974          52,224
Future income tax liabilities (Note 12)                  3,234             856
Deferred royalty (Note 9)                               14,340              --
Other liabilities                                          563             228
                                                    ----------      ----------
                                                        88,254          64,492
                                                    ----------      ----------
Shareholders' equity
    Capital stock (Note 10)                             24,620         125,355
    Foreign currency translation adjustment              1,337           1,258
    Deficit                                             (3,855)       (113,145)
                                                    ----------      ----------
                                                        22,102          13,468
                                                    ----------      ----------
                                                       110,356          77,960
                                                    ==========      ==========

APPROVED BY THE BOARD

 /s/ Andre Y. Fortier                             /s/ G. E. "Kurt" Pralle
------------------------------                  --------------------------------
        Director                                           Director

CAMPBELL RESOURCES INC.
Consolidated statements of cash flows
years ended December 31
(expressed in thousands of Canadian dollars)

                                                         2001            2000            1999
                                                      ----------      ----------      ----------
                                                          $               $               $
                                                                      (restated)      (restated)
Operating activities
    Net loss                                              (4,355)        (41,875)        (11,776)
    Items not involving cash
        Depreciation and amortization                         43           3,827           3,773
        Write-down of mining interests (Note 7)               --          24,793              --
        Gain on sale of subsidiary (Note 5 c))               (49)             --              --
        Future mining tax recovery                            --          (1,032)         (1,900)
        Other                                                362          (1,730)            468
    Changes in non-cash working capital (Note 13)          3,212           2,217            (842)
                                                      ----------      ----------      ----------
    Cash flow related to operating activities               (787)        (13,800)        (10,277)
                                                      ----------      ----------      ----------

Financing activities
    Decrease in debentures and other debt                   (571)             --              --
    Issuance of capital stock                                445              77              65
    Other liabilities                                       (100)            (61)             --
    Other                                                    132              --              --
                                                      ----------      ----------      ----------
    Cash flow related to financing activities                (94)             16              65
                                                      ----------      ----------      ----------
Investing activities
    Restricted cash                                          840            (840)             --
    Proceeds on sale of Royalty (Note 9)                   1,037              --              --
    Increase in mining interests                          (1,789)         (7,196)         (5,088)
    Business acquisitions, net of cash (Note 3)             (100)             --              --
    Money market instruments                                  --           8,000          (7,800)
   (Increase) decrease in other assets                      (982)             --             157
                                                      ----------      ----------      ----------
    Cash flow related to investing activities               (994)            (36)        (12,731)
                                                      ----------      ----------      ----------
Effect of exchange rate change on cash and
    cash equivalents                                          88             149            (331)
                                                      ----------      ----------      ----------
Decrease in cash and cash equivalents                     (1,787)        (13,671)        (23,274)
Cash and cash equivalents, beginning of year               4,548          18,219          41,493
                                                      ----------      ----------      ----------
Cash and cash equivalents, end of year                     2,761           4,548          18,219
                                                      ==========      ==========      ==========

Supplementary information
    Income taxes (recovered) paid                            (32)            295             573
    Interest paid                                          2,867           2,995           2,777
    Deferred royalty (Note 9)                             14,340              --              --
    Shares issued for business acquisitions (Note 3)      11,996              --              --
    Shares issued for mining interest (Note 10 b))           432              --              --

1.    DESCRIPTION OF BUSINESS

      Campbell Resources Inc. (the "Company" or "Campbell") was incorporated under the Laws of British Columbia and continued under the Canada Business Corporations Act. The Company directly, or through its subsidiaries, is engaged in the business of mining and the exploration and development of gold and natural resource of mining properties.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Preparation of consolidated financial statements

      The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain material respects with United States GAAP. Significant differences relevant to the Company are presented in Note 18.

      Management has reconsidered the accounting presentation adopted in previous years with respect to the financing arrangement entered into in 1991 (Note 8) and accordingly has decided to disclose separately the assets and liabilities which had been previously netted. This change has no impact on current and prior years net loss and opening deficit.

      Use of estimates

      The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenue and expense during the period. Actual results could differ from estimates. During the fiscal periods presented, management has made a number of significant estimates and valuation assumptions, including estimates of the net realisable value of accounts receivable, inventory, the useful lives of capital assets, the recoverability of mining interests, the future costs associated with environmental and site restoration matters, and the fair value of financial assets and liabilities. These estimates and valuation assumptions are based on current information and management's planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.

      Uncertainties

      The Company's ability to discharge its liabilities and realize the carrying value of its assets in the normal course of operations is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of its interests.

      Principles of consolidation

      The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

      Cash and cash equivalents

      Cash and cash equivalents consist of cash-on-hand, balances with banks and short-term deposits with original maturities of three months or less.

      Inventories

      Mining and milling materials and supplies are valued at the lower of average cost and net replacement cost. Production costs include direct labour, benefits, supplies and equipment operating costs and maintenance.

      Investment

      The entity in which the Company has the ability to exercise significant influence is accounted for using the equity method.

      Revenue recognition

      In 2001, the Company modified its revenue recognition policy. There is no material impact on the financial statements resulting from this change either in the current year or in the prior years presented. The Company recognizes revenues of metals when title to delivered gold, silver or copper and the risks and rewards of ownership are passed to the buyer.

      Mining interests

      Plant and equipment are recorded at cost with depreciation provided either on the unit-of-production method basis using proven and probable reserves to which they relate or on the straight-line method over their estimated useful lives.

      Mining properties are recorded at cost and are depleted on the unit-of-production method basis using proven and probable reserves to which they relate. Costs incurred to expand existing capacity, develop new ore bodies and develop property substantially in advance of production are capitalized.

      Exploration expenditures are charged to earnings in the period incurred except where these costs relate to specific properties for which economically recoverable reserves exist, in which case they are deferred. Significant property payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed.

      Mining properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Conditions that may trigger an impairment assessment include changes in reserve estimates, commodity prices or estimated operating and reclamation and restoration costs. If estimated future net undiscounted cash flows expected to result from the use of the properties and their eventual disposition are less than the carrying amount, then these properties are written down to their estimated recoverable amount determined on a non-discounted basis. Estimated future net undiscounted cash flows are based on currently estimated reserves and current estimates of future commodity prices and operating and reclamation and restoration costs.

      In 2001, the Company modified its accounting policy related to the depreciation and depletion of mining interests, going from the unit-of-production method based upon the estimated mine life to the unit-of-production method based upon proven and probable mineable reserves, so as to have no differences with United States GAAP.

      This policy was adopted retroactively and prior years financial statements were restated as follows:

                                                                       2000             1999
                                                                  ------------------------------
                                                                         $                $
      Decrease in depreciation and amortization                       814,000          926,000
      Decrease in write-down of mining interests                   20,881,000               --
      Decrease in net loss                                         21,695,000          926,000
      Decrease in basic and fully diluted loss per share                 1.38             0.06
      Increase in deficit opening balance                          21,695,000       22,621,000

      Stock-based compensation plans

      The Company has two stock-based compensation plans, which are described in
      Note 10. No compensation expense for these plans is recognized when stock options are issued to directors or employees unless stock appreciation rights ("SAR") accompany the options.

      Reclamation and site restoration accruals

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

      Income taxes

      The Company changed its policy for accounting for income taxes by adopting, effective January 1, 2000, the Canadian Institute of Chartered Accountants Handbook ("CICA") Section 3465 "Income Taxes". This required a change from the deferral method of accounting for income taxes to the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

      Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      The change has been adopted retroactively without restatement of prior years financial statements resulting in the deficit at January 1, 2000 being reduced by $684,000.

      Earnings per share

      On January 1, 2001, the Company adopted the recommendations of the CICA Handbook Section 3500 "Earnings per share". The standard requires the use of treasury stock method in calculating diluted earnings per share, consistent with United States accounting principles.

      Financial instruments

      The Company uses forward and option contracts to hedge the effect of exchange rate changes on foreign currency exposures, and forward and option contracts to hedge the effect of price changes on a portion of the commodities it sells. Gains and losses on hedging instruments that effectively establish prices for future production are not recognized in income until reflected in sales revenue when the related production is included in revenue. From time to time, the Company has entered into options contracts for the sale of commodities not designated as hedges. These contracts are carried at quoted market values and included in other assets (liabilities) and gains and losses arising from the changes in the market values of these contracts are recognized in earnings in the period in which the changes occur.

      With respect to short-term deposits, the Company's policy is to invest in highly rated instruments and to limit the amount of credit exposure to any one institution.

      Currency translation

      The financial statements of the Mexican operations are translated into Canadian dollars at the year-end rate of exchange for the balance sheet and the average rate of exchange for the year for the statement of income. Exchange gains or losses are included as a separate component of shareholders' equity as foreign currency translation adjustment.

      The Panamanian operations are translated into Canadian dollars using the temporal method whereby monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary assets and liabilities are translated at historical rates of exchange. Exchange gains or losses are included in the determination of earnings.

      Future accounting changes

      The CICA recently issued Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. The standards require that, effective July 1, 2001, all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with indefinite lives will no longer be amortized to earnings; instead, they will be tested for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. Management has determined that the adoption of this new standard will have no material impact on its earnings.

      The CICA recently issued Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. This section applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. Section 3870 sets out a fair value based method of accounting and is required for certain stock-based transactions, effective January 1, 2002, and applied to awards granted on or after that date. The Company's management is currently evaluating the impact of the adoption of the new recommendations, and therefore has not yet assessed the effect on its earnings.

3.    BUSINESS ACQUISITIONS

      On June 30, 2001, the Company merged with MSV Resources Inc. ("MSV") and GeoNova Explorations Inc. ("GNE"). The purchase method of accounting was used to account for this merger. This merger is summarized below:

                                                                     MSV             GNE           Total
                                                                 ----------      ----------      ----------
                                                                      $               $               $
            Assets acquired
               Cash and cash equivalents                                650               9             659
               Receivables                                            1,977              33           2,010
               Inventories                                              623              --             623
               Prepaids                                                 257               7             264
               Investments                                            6,544              21           6,565
               Mining interests                                       4,233           3,817           8,050
               Accrued benefit assets                                   978              --             978
               Other assets                                             102              --             102

            Liabilities assumed
               Accounts payable                                        (493)            (60)           (553)
               Accrued liabilities                                     (264)            (17)           (281)
               Convertible debentures and other debt                 (3,727)             --          (3,727)
               Reclamation and site restoration accruals             (1,500)             --          (1,500)
               Other liabilities                                         --            (435)           (435)
                                                                 ----------      ----------      ----------
            Net assets acquired at fair value                         9,380           3,375          12,755
                                                                 ==========      ==========      ==========

            Consideration
               Issuance of common shares (14,810,000 shares)          8,822           3,174          11,996
               Acquisition costs                                        558             201             759
                                                                 ----------      ----------      ----------
                                                                      9,380           3,375          12,755
                                                                 ==========      ==========      ==========

4.    NOTES RECEIVABLE

                                                                     2001       2000
                                                                    ------     ------
                                                                      $          $
      Notes receivable, bearing interest at a rate of
         6.25% annually (Note 9)
             Maturing February 2, 2003                                 569         --
             Maturing December 31, 2011                             11,697         --
                                                                    ------     ------
                                                                    12,266         --
                                                                    ======     ======

      5.    INVESTMENT


                                                                     2001       2000
                                                                    ------     ------
                                                                       $          $
      Investment in an entity subject to significant influence,
         Corporation Copper Rand Inc. ("CCR")
         (65,000 common shares - 26% of outstanding shares)          6,500         --
                                                                    ======     ======

a) The Company holds an option with the other owners of CCR to purchase, at any time, up to 60,000 common shares of CCR at $100 per share plus 10% per year, in order to increase its interest in the project to 50%.

b) Should the other shareholders of CCR decide to exercise their right of exchange between April 8, 2003 and March 8, 2004 or in the 90 days following the sale of more than half of the share capital of MSV or of a substantial portion of the assets of MSV (including a merger transaction), the Company will issue convertible debentures in exchange of up to 125,000 common shares of CCR, increasing therefore the Company's share by another 50%. These convertible debentures, if issued, will be exchangeable for Campbell common shares at the price of $1.025 per share.

c) Effective December 31, 2001, the Company sold its subsidiary Minera Cerro Quema, S.A., ("Cerro Quema"), located in Panama, in consideration for the replacement by the buyer of the US$345,000 of bonding in respect of the three mining concessions held by Cerro Quema, the assumption of all environmental liabilities relating to the mining concession plus a 9% net profit interest royalty. A gain of $49,000 was recorded upon the sale of the interest in Cerro Quema.

6.    RESTRICTED DEPOSITS AND SWAP AGREEMENT

      As described in Note 8, in 1991, the Company entered into a Swap Agreement and made deposits with an international bank to secure all principal and interest payments associated with the Guaranteed Subordinate Debentures and Notes and Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares. These deposits expire in 2007 and earn interest at Canadian Bankers' Acceptance rates. The deposits and the Swap Agreement were irrevocably assigned to secure all payments due to Investors.

      Interest accretes on the restricted deposits over the term of the financing arrangement to attain the amount of $50,000,000, which is due at the end of the financing arrangement.

7.    MINING INTERESTS

                                                         2001
                                        ----------------------------------------
                                                      Accumulated
                                                      Depreciation
                                                          and          Net Book
                                           Cost       Amortization      Value
                                        ----------    ------------    ----------
                                             $              $              $
      Property, plant and equipment         61,593         44,675         16,918
      Mining properties                    117,107        108,660          8,447
                                        ----------    ------------    ----------
                                           178,700        153,335         25,365
                                        ==========    ============    ==========

                                                          2000
                                        ----------------------------------------
                                                      Accumulated
                                                      Depreciation
                                                           and         Net Book
                                           Cost       Amortization      Value
                                        ----------    ------------    ----------
                                             $              $              $
      Property, plant and equipment         39,442         25,021         14,421
      Mining properties                    147,495        146,717            778
                                        ----------     ----------     ----------
                                           186,937        171,738         15,199
                                        ==========     ==========     ==========

      During 2000, as part of its periodic evaluation of the carrying value of its mining interests, the Company wrote off its carrying value of its Cerro Quema project in Panama by $9,081,020 and wrote down the Joe Mann project in Quebec by $26,007,751 and the Santa Gertrudis project in Mexico by $10,585,256 for an aggregate write down of $45,674,027 before restatement. The restatement referred to in Note 2 on depreciation and amortization on mining interests decreased the write-down by $20,881,000.

      During 1992, the Company entered into agreements under which the Societe Quebecoise d'Exploration Miniere ("Soquem") could earn a 50% interest in the Joe Mann property (excluding the Joe Mann Mine) and in the Company's other properties in the Chibougamau area by incurring specified amounts on exploration on those properties. To July 1, 1997, Soquem had incurred total qualifying expenditures under the previous agreements of $2,548,000 on the Joe Mann property and $2,431,000 on the Chibougamau area properties. Effective July 2, 1997, the agreements were modified to provide that Soquem spend an additional $1,600,000 on the Joe Mann property and an additional $750,000 on the Chibougamau area properties from the effective date until June 1, 2002 to earn a 50% interest in each of the properties. To December 31, 2001, Soquem had incurred total qualifying expenditures under the new amendment of approximately $200,000 on the Joe Mann property and $220,000 on the Chibougamau area properties.

8.    LONG-TERM DEBT

                                                                           2001       2000
                                                                         -----------------
                                                                            $          $
      Guaranteed Subordinate Debentures, bearing interest at varying
        rates, repayable at maturity in 2007 (a)                         38,000     38,000

      Guaranteed Non-Cumulative Redeemable Retractable Preferred
        Shares of a subsidiary, with a nominal value of
        $12,000,000 (a)                                                  10,629     10,360
                                                                         ------     ------
                                                                         48,629     48,360

      Convertible Subordinated Debentures bearing
         interest at 7.5% (b)                                             4,063      3,864

      Convertible Debentures with interest accrued
         thereon of $132,000 (c)                                          3,282         --
                                                                         ------     ------
                                                                         55,974     52,224
                                                                         ======     ======

      a) In 1991, a subsidiary of the Company entered into a financing arrangement ("Arrangement") whereby it issued to a group of Canadian financial institutions $38,000,000 of Guaranteed Subordinate Debentures and Notes ("Debentures") and $12,000,000 of Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares ("Preferred Shares"). The Debentures are unsecured, subordinate to all existing non-trade debt and future senior debt, and cannot be prepaid. The Preferred Shares are redeemable at any time at an amount of $240,000 per Preferred Share, rank equally and pari passu with the common shares for dividends when declared, and are retractable in 2007.

            In order to secure the performance and repayment of the Debentures and Preferred Shares, the Company's subsidiary entered into an Interest Rate and Currency Exchange Agreement, referred to as a Swap Agreement, with a major international bank. The Swap Agreement provides for the conversion of one floating rate interest basis to another and for differences in the timing of payments so as to match the interest payment requirements under the Debentures, repayment of the Debentures upon maturity and retraction of the Preferred Shares. The Company's subsidiary invested $46,000,000 in restricted deposits and the Swap Agreement with the counterparty to the Swap Agreement, which deposits have been assigned to secure all payments due under the Swap Agreement (Note 6). The deposits and Swap Agreement were irrevocably assigned directly to and accepted by the Investors.

            The Preferred Shares will increase to their nominal value of $12,000,000 over the term of the financing period.

      b) The debentures are unsecured, bear interest at 7.5% payable in arrears on June 1 and December 1 of each year and mature on July 21, 2004. The debentures are convertible at the option of the holder into common shares of the Company at any time prior to maturity at a conversion price of US$5.00 per common share. The debentures are redeemable for cash at any time after the fifth anniversary of the date of issue or, at the Company's option, may be redeemed for common shares on the basis of one common share for each US$5.00 of debenture principal being redeemed. The right of the Company to redeem the debentures for cash or common shares is conditional on the average price of the common shares exceeding US$5.00 during a period of 20 consecutive days prior to notice of redemption. The Company may, at its option, repay the debenture at maturity by issuing common shares of the Company at the conversion price of US$5.00 per common share.

            During 2001, debenture holders converted US$25,000 (2000 - nil) of debenture principal into 5,000 common shares of the Company, resulting in a balance outstanding at December 31, 2001 of US$2,551,000 (2000 - US$2,576,000).

      c) The debentures are unsecured, bear interest at 8% annually plus an additional interest charge calculated as follows: 1% for every 1 million of unpaid capital multiplied by the net smelter return
            (NSR), which is reduced by $40 multiplied by the tonnage of ore produced by the Copper Rand mine. This charge will be determined at the end of each year, beginning with the first repayment of capital. The first interest payment is due July 1, 2004 and quarterly thereafter. The debentures are refundable as to 20% of capital on July 1, 2004, as to 40% on July 1, 2005 and as to 40% on July 1, 2006 or are convertible into common shares at a price of $1.025 per share or up to a maximum of $1.64 based on an increase of the gold price above US$350.

9.    DEFERRED ROYALTY

      In December 2001, the Company completed a $14,340,000 royalty sale based on the future production of the Joe Mann and Corner Bay properties for a $1,036,800 cash consideration, notes receivable of $1,036,800 maturing February 2, 2002, $569,400 maturing February 2, 2003 and $11,697,000 maturing December 31, 2011. The notes bear interest at 6.25% yearly. The royalties will be paid as follows: $8 per ton of ore for the years 2002 and 2003, $14 for 2004, $35 from January 1, 2005 until the net proceeds of the royalty sale plus an interest of 10% compounded annually exceeds the aggregate of all royalty payments, from the date paid to the date of determination, at 10% compounded annually and $1.50 per ton thereafter. This royalty may be repurchased at any time on or after July 1, 2007.

10.   CAPITAL STOCK

      a)    Authorized shares

            Preference shares - unlimited, issuable in series, without par value

            Common shares - unlimited

      b)    Issued and outstanding shares (in thousands)

                                                  2001                        2000                       1999
                                   ---------------------      ----------------------      ---------------------
                                    Shares       Amount        Shares        Amount        Shares       Amount
                                   --------     --------      --------      --------      --------     --------
                                                    $                          $                          $
      Common shares
         Balance at beginning
           of year                   15,784      125,355        15,715       125,339        15,469      123,632

      Issued
         Conversion of
           convertible
           debentures                     5           37            --            --           223        1,642
         Private placement            1,163          445            --            --            --           --
         Shares issued in
           consideration
           for the amendment
           of the Net Smelter
           Return Royalty
           agreement                    800          432            --            --            --           --
         Share consolidation             --           --            (3)          (61)           --           --
         Consideration for
           business acquisitions
           (Note 3)                  14,810       11,996
         Reduction in stated
           capital                       --     (113,645)           --            --            --           --
         Employee incentive
           Plan and Directors'
           Stock Option Plan             --           --            72            77            23           65
                                   --------     --------      --------      --------      --------     --------
         Balance at end of year      32,562       24,620        15,784       125,355        15,715      125,339
                                   ========     ========      ========      ========      ========     ========

            During the year ended December 31, 2001, the Company, through a special resolution adopted at its annual shareholders meeting, reduced its stated capital by $113,645,000 and transferred the amount from the stated capital account of the common shares to the deficit account to eliminate the expected deficit at the merger referred to in Note 3.

            At the Annual General Meeting on May 19, 2000 the shareholders approved a one-for-ten share consolidation of the common shares issued and outstanding. The common shares issued for the comparative periods presented in the preceding tables have been adjusted to reflect the consolidation.

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

            Under the Share Bonus Plan, common shares can be issued to full-time salaried employees as a bonus in recognition of services as determined by the Compensation Committee or the Board of Directors. No shares were issued over the last three years.

            The Share Loan Plan provides the Compensation Committee or the Board of Directors the discretion to make loans to full time employees to enable them to acquire common shares in the Company. No loans are presently outstanding under this plan.

            Options granted under the Directors' and Employee Share Option Plans expire no later than five years from the date on which they were granted and all current options expire on or before August 15, 2006. Changes in the share option plans are as follows (in thousands except per share amounts):

                                             2001                  2000                  1999
                                      -----------------------------------------------------------------
                                                 Weighted              Weighted               Weighted
                                                  average               average                average
                                                 exercise              exercise               exercise
                                      Shares       price     Shares      price      Shares      price
                                      ------     --------    ------    --------     ------    --------
                                                     $                     $                      $
            Outstanding at
               beginning of year         408        8.65        673        9.10        703        9.30
            Granted                    1,329        0.54         15        3.70        108        4.30
            Expired and cancelled       (238)      11.60       (280)       9.47       (138)       6.50
                                      ------      ------     ------      ------     ------      ------
            Outstanding at
               end of year             1,499        1.00        408        8.65        673        9.10
                                     ======      ======     ======      ======     ======      ======

      c)    Employee Incentive Plan and Directors' Stock Option Plan (continued)

            The following summarises information about stock options outstanding at December 31, 2001 (in thousands except per share amounts):

                                         Options outstanding                               Option exercisable
                                         -------------------                               ------------------
                                                       Weighted
                                                        average            Weighted                     Weighted
                Range of                               remaining            average                      average
                exercise             Number           contractual          exercise       Number        exercise
                  price            outstanding           life                price      exercisable       price
               ------------        -----------        -----------          --------     -----------     --------
                     $                                                          $                            $
                0.51 - 0.62          1,329             4.5 years              0.54           949           0.54
                3.70 - 4.40            162             2.0 years              4.31           152           4.34
                       9.10              8             0.6 years              9.10             8           9.10
               ------------          -----             ---------              ----         -----           ----
                                     1,499             4.2 years               1.0         1,109           1.12
                                     =====             =========              ====         =====           ====

      d) As part of the GNE acquisition, the Company assumed a commitment to issue on March 31, 2002, 500,000 shares of the Company as consideration for the Bachelor Lake Property acquisition. An amount of $435,000 was provided for this issuance.

      e)    Warrants and options

            - In consideration for the financial support received by one subsidiary, received from Societe de developpement de la Baie James in the past years, the Company is committed to issue 153,310 warrants. Each warrant entitles the holder to purchase one common share of the Company at $1.435 per share, until October 8, 2003.

            -     Following the private placement of $445,000 referred to in
                  Note 10 b), the Company granted a warrant to purchase 1,162,791 common shares at $0.49 per share before June 6, 2002 or at $0.56 per share before June 6, 2003.

            - In regard to the financing of the Copper Rand mine development, Investissement Quebec carries a five-year option entitling it to subscribe to a maximum of 25,000 shares of CCR at $100 per share. Upon issuance of these shares by CCR, the shares will be automatically exchanged for common shares of the Company at $1.025 per share.

            - Options to purchase 100,000 common shares of the Company up to December 31, 2003 at $0.52 were granted in consideration of services to be rendered to the Company.

11.   INTEREST EXPENSE ON LONG-TERM DEBT

                                                                         2001             2000            1999
                                                                     ------------    -------------    -------------
                                                                           $                $               $
                                                                                       (restated)      (restated)

        Guaranteed Subordinate Debentures                                 2,819            2,970            2,738

        Convertible Debentures                                              461              318              351
                                                                     ----------      -----------      -----------
                                                                          3,280            3,288            3,089

        Interest revenue on restricted deposits (Note 6)                 (2,819)          (2,970)          (2,738)
                                                                     ----------      -----------      -----------
                                                                            461              318              351
                                                                     ==========      ===========      ===========

12.   INCOME AND MINING TAXES

      a)    Effective tax rate

            The income taxes recovery varies from the amounts that would be computed by applying the combined Canadian federal and provincial statutory tax rates of approximately 37.3% (2000 - 39.3% and 1999 - 40%) to income before taxes as follows:

                                                                        2001             2000             1999
                                                                     ----------      -----------      -----------
                                                                          $                $                $
                                                                                       (restated)      (restated)
           Expected income tax recovery using
               statutory income tax rates                                 1,652           16,810            5,212
           Resource allowance                                              (159)            (712)            (274)
           Mining taxes recovery                                             --            1,032            1,900
           Valuation allowance                                           (1,474)         (15,227)          (4,937)
           Other                                                             54           (1,003)            (647)
                                                                     ----------      -----------      -----------
           Income and mining tax recovery                                    73              900            1,254
                                                                     ==========      ===========      ===========

      b)    Future income taxes

            At December 31, future income taxes are as follows:

                                              2001       2000
                                             ------     ------
                                               $          $
      Non-current future tax assets:
          Mining interests                   34,910     41,701
          Operating loss carry forwards       5,570     14,446
          Capital loss carry forwards         8,633      6,437
          Deferred royalty                    5,042         --
          Other                               2,755      2,233
                                             ------     ------
                                             56,910     64,817
          Valuation allowance                53,535     63,075
                                             ------     ------
      Future tax assets                       3,375      1,742
                                             ------     ------
      Current future tax liabilities:
          Inventories                           141        886
      Non-current future tax liabilities:
          Other                               3,234        856
                                             ------     ------
      Future tax liabilities                  3,375      1,742
                                             ------     ------
      Net future taxes                           --         --
                                             ======     ======

      c)    Loss carry forwards

            At December 31, 2001, the Company and its subsidiaries had operating losses for income tax purposes in Canada approximating $15,600,000, which are available to reduce taxable income in future years and expire over the period to the year 2008. In addition, the Company and its subsidiaries had capital losses for income tax purposes in Canada of approximately $47,900,000 available to apply against future taxable capital gains.

13.   CHANGES IN NON-CASH WORKING CAPITAL

                                           2001        2000        1999
                                         ------      ------      ------
                                            $           $           $
      Short-term investments                (11)         --          --
      Receivables                         1,259         315         654
      Inventories and prepaids              665         224        (134)
      Accounts payable                     (266)      1,091      (1,150)
      Accrued liabilities                 1,565         587        (212)
                                         ------      ------      ------
                                          3,212       2,217        (842)
                                         ======      ======      ======

14.   COMMITMENTS AND CONTINGENCIES

      a) The Company is committed to pay royalties calculated on the net smelter return at various rates or based on the tonnage of ore processed at the mills. These agreements are also subject to repurchase rights at various prices.

      b) On June 30, 2001, the Company amended the Net Smelter Return Royalty Agreement on the production of the Joe Mann Mine in consideration of the issuance of 800,000 common shares of the Company for an amount of $432,000. The royalty will be reduced to a graduated net smelter return royalty increasing from 1.5% at gold price of US$325 per ounce to 2.0% at a gold price of US$375 per ounce. After a cumulative royalty payment of Cdn$500,000, a royalty of 1% will be paid only if the gold price is at US$350 or greater.

      c) During 1996, the Company's Mexican subsidiary received import duty assessments following an audit claiming the subsidiary's interest in certain pieces of machinery and equipment with an approximate value of US$2,200,000 and levying taxes, penalties, interest and inflationary adjustments for a further Mexican pesos 9,200,000. On May 26, 1997, the Company received notice that it was successful in its appeal against the assessments and that the Mexican pesos 9,200,000 was not payable. The charge against the assets will be released when the final tax assessment covering this matter is issued in favour of the Company by the tax authorities. On May 6, 1998, the tax authorities issued a tax assessment identical to that issued in 1996 except that the amounts claimed have increased to Mexican pesos 18,000,000 as a result of inflation and additional interest. The Company was advised that this assessment was improper as it completely ignored the earlier ruling. Accordingly the Company filed a new appeal before the Federal Tax Court to nullify the assessment. On October 11, 2001, the Company received notice that it was successful in its appeal against the assessments. However, this decision was appealed once more by the Mexican tax authorities. No provision has been made in the financial statements for the amounts assessed on the basis of the outcome of this appeal, the earlier ruling and the legal advice received (refer to Note 20).

      d) As the promoter and operator of the Copper Rand mine, a subsidiary of the Company guaranteed the repayment of the $22 million loan facility provided by Investissement Quebec to CCR. At December 31, 2001, there is no outstanding loan in CCR.

      e) The Company's current and proposed mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect its employees, the general public and the environment and, to the best of its knowledge, believes its operations are in compliance with all applicable laws and regulations, in all material respects. The Company has made, and expects to make in the future, submissions and expenditures to comply with such laws and regulations. Where estimated reclamation and closure costs are reasonably determinable, the Company has recorded a provision for environmental liabilities based on management's estimate of these costs. Such estimates are subject to adjustment based on changes in laws and regulations and as new information becomes available.

15.   PENSION PLAN

            The Company and its subsidiaries maintain primarily final pay defined benefit pension plans for most of their employees.

      a)    The net expense recognized for the years is as follows:

                                                                                     2001          2000
                                                                                   --------      --------
                                                                                      $             $
          Net benefit plan expense:
             Current service cost                                                        43           164
             Expected return on plan assets                                          (1,024)         (260)
             Interest cost                                                              816           220
                                                                                   --------      --------
             Net expense (credit)                                                      (165)          124
                                                                                   ========      ========

      b) Information about the Company's defined benefit plans in aggregate is as follows:

          Accrued benefit obligation
             Balance at beginning                                                     3,348         2,887
             Obligation related to the acquisition of MSV Resources Inc.              9,213            --
             Service cost                                                                57           164
             Employee contributions                                                      --            62
             Benefit paid                                                              (997)         (161)
             Interest cost                                                              816           220
             Experience loss                                                             --           176
                                                                                   --------      --------
             Balance at end                                                          12,437         3,348
                                                                                   ========      ========

          Plan assets
             Fair value at beginning                                                  3,965         3,515
             Plan assets related to the acquisition of MSV Resources Inc.             9,663            --
             Contributions                                                               73            62
             Benefits paid                                                             (997)         (161)
             Actual return on plan assets                                              (352)          549
                                                                                   --------      --------
             Fair value at end                                                       12,352         3,965
                                                                                   ========      ========

          Funded status
             Plan surplus (deficit)                                                     (85)          617
             Unrecognized net actuarial (gain) loss                                   1,792          (113)
                                                                                   --------      --------
             Accrued benefit asset                                                    1,707           504
                                                                                   ========      ========

      b) The significant actuarial assumptions used in measuring the Company's expenses and accrued benefit obligation are as follows:

                                                                                           2001             2000
                                                                                       -------------     ----------
                                                                                             %                %
             Discount rate                                                                 6.75             6.75
             Expected return on plan assets                                            7.50 and 8.00        8.00
             Rate of compensation increase                                                 4.00             4.00

      d) The following information pertains to the underfunded plan at year end:

                                                                                          2001             2000
                                                                                        --------          -------
                                                                                            $                $
             Accrued benefit obligation                                                    9,170               --
             Fair value of plan assets                                                     8,665               --
                                                                                        --------           ------
             Funding deficit                                                                (505)              --
                                                                                        ========           ======

16.   SEGMENTED INFORMATION

      The Company's operations consist principally of the exploration, development, mining and processing of precious metals. The following is a summary of the Company's revenue by geographic area:

                                                                        2001             2000             1999
                                                                       ------           ------           ------
                                                                          $                $               $
        Canada                                                             --            11,042          21,464
        Mexico                                                             --             4,640           1,001
                                                                       ------           -------          ------
                                                                           --            15,682          22,465
                                                                       ======           =======          ======

      Mining operations ceased in November 2000 and resumed in Canada in February 2002. The Panama operations were suspended in 2000 and sold in 2001 while the Mexico operations were suspended in 2000 and sold in January 2002.

      Revenues are attributed to countries based on the source of the production. The Company sold approximately 35% in 2000 (1999- 39%) of its product to one smelter.

      The following is a summary of the Company's mining interests by geographic area:

                                                                        2001             2000            1999
                                                                       ------           ------          ------
                                                                          $                $               $
        Canada                                                         24,548           14,814          31,913
        Mexico                                                            385              385          12,419
        Panama                                                             --               --           9,081
                                                                       ------           ------          ------
                                                                       24,933           15,199          53,413
                                                                       ======           ======          ======

17.   FINANCIAL INSTRUMENTS

      Fair value

      At December 31, 2001 the fair value of the Company's convertible debentures was estimated to be $4,123,000 (2000 - $1,170,000) based on financial models compared to the carrying amount of $7,345,000 (2000 - $3,864,000). The carrying amount of cash, short-term investments, receivables, accounts payable, accrued liabilities and other liabilities in the consolidated balance sheets approximates fair value based on their short-term maturities and or quotes received.

      Credit risk

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

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

      The material differences between Canadian GAAP and United States GAAP affecting the Company's consolidated financial statements are detailed as follows:

                                                                     2001          2000          1999
                                                                   --------      --------      --------
                                                                       $             $             $
                                                                                (restated)    (restated)
          Reconciliation of net loss
             Net loss - Canadian GAAP                                (4,355)      (41,875)      (11,776)
             Adjustments:
                 Write-down of mining interests (a)                      --        (1,957)           --
                 Future income taxes (b)                                 --        (1,032)       (1,031)
                 Exploration expenses (c)                              (530)           --            --
                 Foreign exchange contracts (d)                          --            --           576
                 Derivative instruments (e)                            (584)           --            --
                                                                   --------      --------      --------
             Net loss - United States GAAP                           (5,469)      (44,864)      (12,231)
             Foreign currency translation                                79           665          (801)
                                                                   --------      --------      --------

             Comprehensive loss - United States GAAP                 (5,390)      (44,199)      (13,032)
                                                                   ========      ========      ========

             Basic and fully diluted loss - United States GAAP        (0.23)        (2.85)        (0.78)
                                                                   ========      ========      ========

18) DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED)

                                                                     2001           2000           1999
                                                                   ---------      ---------      ---------
                                                                       $              $              $
                                                                                  (restated)     (restated)
          Reconciliation of shareholders' equity
             Shareholders' equity - Canadian GAAP
                 As previously stated                                 22,102         13,468         75,673
                 Adjustment for change in accounting policy
                    for depreciation and amortization of
                    mining interests (Note 2)                             --             --        (21,695)
                                                                   ---------      ---------      ---------
                 As restated                                          22,102         13,468         53,978
             Adjustments:
                    Write-down of mining interests (a)                (1,957)        (1,957)            --
                    Future income taxes (b)                               --             --          1,716
                    Exploration expenses (c)                            (530)            --             --
                    Derivative instruments (e)                          (584)            --             --
                    Capital stock (f)                                 (1,481)            --             --
                    Warrants of the entity subject to
                        significant influence (g)                        485             --             --
                                                                   ---------      ---------      ---------
             Shareholders' equity - United States GAAP                18,035         11,511         55,694
                                                                   =========      =========      =========

      a)    Write-down of mining interests

            Under Canadian GAAP, capital assets should be written down to the net recoverable amount if this is less than the carrying amount, whereas under United States GAAP, if the future discounted net cash flows is less than the carrying amount the capital asset should be written down to its fair value.

      b)    Future income taxes

            Prior to the year 2000, under Canadian GAAP, income and mining taxes could be accounted for under the deferral method. Under United States GAAP, the asset and liability method is used, whereby future tax assets and liabilities are recognized for the future taxes attributable to differences between book value and the tax basis of the Company's assets and liabilities.

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED)

      c)    Exploration expenses

            Under Canadian GAAP, exploration expenses may be deferred until such time as the exploration and development work is either effectively abandoned and related costs are written off or, an operating mine is established following which accumulated costs are amortized to earnings. Under United States GAAP and under Securities and Exchange Commission guidelines, all exploration expenses incurred prior to the determination of the existence of a commercially mineable deposit and the completion of a feasibility study should be recorded as expenses as they are incurred.

      d)    Foreign exchange contracts

            In accordance with Canadian GAAP, certain long-term foreign exchange contracts are considered to be hedges of sales revenue denominated in foreign currencies or the cost of goods to be purchased in foreign currencies. Gains and losses related to changes in market values of such contracts are deferred and recognized when the contract is settled as part of sales revenue or the cost of purchased goods as appropriate. Under United States GAAP, changes in the market value of the contracts would be included in current earnings.

      e)    Derivative instruments

            During 2001, the Company signed an amendment to the existing Collective Agreement whereby the employees agreed to salary reductions or increases based on the price of gold during the term of the agreement. Under Canadian GAAP, no value was assigned to this embedded derivative. Under United States GAAP (SFAS 133), the related derivative is evaluated at its fair value as at December 31, 2001 and the resulting charge of $584,000 would be recorded in current earnings.

      f)    Capital stock

            Under Canadian GAAP, the value assigned to the common shares issued in consideration of the business acquisitions referred to in Note 3 is based upon the average trading price of the shares over a reasonable period before and after the closing date of the merger (June 30, 2001). Under United States GAAP, the value assigned to the common shares is based upon the average trading price of the shares over a reasonable period before and after the date the terms of the business combinations are agreed to and announced (April 25, 2001).

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED)

      g)    Warrants of the entity subject to significant influence

            Under Canadian GAAP, no value would be recognized for the warrants issued by CCR, the entity subject to significant influence, for which the Company has granted an automatic conversion feature into common shares of the Company. Under United States GAAP, the fair value of the conversion feature is recognized in shareholders' equity and recorded as an additional cost to the investment in CCR. As at December 31, 2001, the adjustment of $485,000 represents the fair value of the conversion feature.

      h)    Elimination of deficit

            Canadian GAAP permits the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 2001 is not permitted under US GAAP and would result in an increase in both capital stock and deficit of $113,645,000 in 2001.

      i)    Change in accounting policies under United States GAAP

            On January 1, 2001, the Company implemented FASB Statement No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities". On January 1, 2001, no transition adjustment resulted from the adoption of SFAS 133.

      j)    Future accounting changes

            In June 2001, the FASB issued SFAS No. 141, Business Combinations. SFAS No. 141 requires that all business combinations be accounted for under the purchase method and defines the criteria for identifying intangible assets for recognition apart from goodwill. SFAS No. 141 applies to all business combinations initiated after June 30, 2001 and all business combinations accounted for using the purchase method for which the acquisition date is July 1, 2001 or later. The Company adopted SFAS No. 141 effective July 1, 2001.

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED)

      j)    Future accounting changes (continued)

            Also in June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 addresses the accounting and reporting of acquired goodwill and other intangible assets. SFAS No. 142 discontinues amortization of acquired goodwill and instead requires annual impairment testing of acquired goodwill. Intangible assets will be amortized over their useful economic life and tested for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Intangible assets with an indefinite useful economic life should not be amortized until the life of the asset is determined to be finite. Management has determined that the adoption of this new standard will have no material impact on earnings.

            In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations that established standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The statement provides for an initial recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational allocation method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of undiscounted cash flows. The statement is effective for fiscal years beginning after June 15, 2002 and the Company has not yet determined the effect of the adoption.

            In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets that established a single accounting model, based on the framework of SFAS No. 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"), for long-lived assets to be disposed of by sale. The statement is effective for fiscal years beginning after December 15, 2001 and the Company does not expect any significant impact upon adoption.

19.   COMPARATIVE FIGURES

            Certain comparative figures have been reclassified to conform to the current financial statement presentation.

20.   SUBSEQUENT EVENT

      On January 31, 2002, Queenstake Resources Ltd. ("Queenstake"), exercised its right and agreed to purchase all of Oro De Sotula S.A. de C.V. shares ("Oro"). Oro is a company incorporated under the laws of Mexico and is a wholly owned subsidiary.

      The maximum purchase price for the Oro shares of US$2,000,000 is payable as follows:

      a) US$1,000,000 promissory note maturing on the third anniversary of the date of issuance. Such note is subject to adjustment by the following amounts:

            - to the extent that the actual liability, incurred by Queenstake with respect to outstanding litigation commenced in 1996, between Oro and the Mexican tax authorities ("The tax case") and reclamation costs of properties owned by Oro ("the reclamation"), does not exceed US$2,000,000, there shall be no reduction.

            - to the extent that the actual combined liability incurred by Queenstake with respect to the tax case and the reclamation exceeds US$2,000,000 but does not exceed US$2,400,000, the amount of the promissory note issued shall be reduced by 100% of the amount of the liability in excess of US$2,000,000.

            - to the extent that the actual combined liability incurred by Queenstake with respect to the tax case and the reclamation exceeds US$2,400,000 but does not exceed US$2,750,000, the amount of the promissory note issued shall be reduced by 100% of the first US$400,000 in excess of US$2,000,000 and 80% of any excess over US$2,400,000.

            - to the extent that the actual combined liability incurred by Queenstake with respect to the tax case and the reclamation exceeds US$2,750,000, the amount of the promissory note issued shall be reduced by 100% of the first US$400,000 in excess of US$2,000,000 and 80% of the excess over US$2,400,000 up to US$2,750,000 and by 70% of the excess of US$2,750,000 up to a maximum of US$3,207,000.

      b) Up to a maximum of US$1,000,000 secured by promissory notes expiring on December 31, 2005 as described below:

            - US$150,000 note payable on the tenth business day following the day on which the price of gold, as defined below, is at least US$315 per ounce.

            - US$250,000 note payable on the tenth business day following the day on which the price of gold, as defined, is at least US$330 per ounce.

            - US$600,000 note payable on the tenth business day following the day on which the price of gold, as defined, is at least US$350 per ounce.

      The price of gold to be used is the average of the London PM fix over a 120-day calendar period, being the sum of the daily fixes divided by the number of days on which the fix is quoted, provided certain minor exceptions.

      The Company will retain an interest providing for a net smelter return royalty of 1% to be paid on all production by Queenstake from the mining concessions and exploration properties which are owned by Oro at the time of closing. Furthermore, in the event of any sale, option or similar agreement occurring with a third party after closing and before December 31, 2005, relating to the Oro shares, the mine or mining concessions and exploration properties which are owned by Oro, the Company will receive 33 1/3% of the total consideration under such agreement.

      In the event the Company receives cash consideration for the promissory notes referred to above, the proceeds will be recognized in earnings in the year in which such proceeds are received by the Company.

ITEM 18. FINANCIAL STATEMENTS

      The Corporation has elected to comply with the financial statement requirement of Item 17 rather than this Item.

ITEM 19. EXHIBITS

      Exhibit Table and Index to Exhibits

      (A) refers to documents previously filed as an exhibit to Campbell's Annual Report on Form 10-K for the year ended December 31, 1987 and incorporated herein by reference.

      (B) refers to documents previously filed as an exhibit to Campbell's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference.

      (C) refers to documents previously filed as an exhibit to Campbell's Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference.

      (D) refers to documents previously filed as an exhibit to Campbell's Annual Report on Form 10-K for the year ended December 31, 1999 dated March 27, 2000 and incorporated herein by reference.

      (E) refers to documents previously filed as an exhibit to Campbell's registration statement on Form S-8 (Registration No. 333-93063) and incorporated herein by reference.

      (F) refers to documents previously filed as an exhibit to Campbell's Current Report on Form 8-K dated May 19, 2000 and incorporated herein by reference.

      (G) refers to documents previously filed as an exhibit to Campbell's Annual Report on Form 10-K for the year ended December 31, 2000 dated April 12, 2001 and incorporated herein by reference.

      (H) refers to documents previously filed as an exhibit to Campbell's Current Report on Form 8-K dated July 13, 2001 and incorporated herein by reference.

      Exhibits in parentheses are references to the Exhibit No. of the filing indicated.

3     Articles of Incorporation and By-Laws

      3.1 Restated Articles of Incorporation dated August 9, 1999 (G) (Exhibit 4(a)).

      3.2 Articles of Amendment dated May 19, 2000 consolidating the Common Shares on the basis of one post consolidation Common Share for every ten pre-consolidation Common Share. (F) (Exhibit 3.1)

      3.3 Articles of Arrangement effective June 30, 2001 relating to the merger with GeoNova Explorations Inc.

      3.4 By-Law No. 1 as amended and as in effect on the date hereof (A) (Exhibit 3.12)

      3.5   Amendment of By-Law No. 1 (A) (Exhibit 3.11)

      4     Instruments Defining the Rights of Security Holders Including
            Indentures

      4.1 Trust Indenture made as of July 21, 1994 between the Corporation and Montreal Trust Company of Canada regarding the 7 1/2% Convertible Subordinated Debentures (B) (Exhibit 4.1)

      10    Material Contracts

            Management Contracts and Compensatory Plans and Arrangements

      10.1  The Corporation's Employee Incentive Plan as amended (E) (Exhibit
            (99)

      10.2 Amended Employment Agreement dated December 1, 1994 between the Corporation and Lorna D. MacGillivray (B) (Exhibit 10.3)

      10.3  Directors' Stock Option Plan (C) (Exhibit 10.8)

      10.4 Royalty Agreement with Repadre Capital Corporation made as of April 23, 1993. (C) (Exhibit 10.14) and amendment dated June 30, 2001 (Exhibit 10.4.1)

      10.5 Merger Agreement dated May 7, 2001 between the Corporation, MSV Resources Inc. and GeoNova Explorations Inc. pursuant to which MSV and GeoNova became wholly owned subsidiaries of the Corporation with Plan of Arrangement under the Canada Business Corporations Act and Arrangement By-Law attached. H (Exhibit 2)

      21.1  Significant subsidiaries

      23.1  Consent of Samson Belair/Deloitte & Touche

      23.2  Consent of KPMG LLP.

      23.3  Consent of Met-Chem Canada Inc.

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   CAMPBELL RESOURCES INC.


Dated: May 14, 2002                By:/s/ ANDRE Y. FORTIER
                                   -------------------------------------
                                   Andre Y. Fortier
                                   President and Chief Executive Officer

                                   By:/s/ LUCIE BRUN
                                   -------------------------------------
                                   Lucie Brun
                                   Executive Vice President and Chief
                                   Administrative Officer (Principal Financial
                                   and Principal Accounting Officer)

                             CAMPBELL RESOURCES INC.

                                    FORM 20-F

                                  EXHIBIT INDEX

3.3 Articles of Arrangement between the Corporation and GeoNova Explorations Inc. effective June 30, 2001

10.4 Amending Agreement between the Corporation and Repadre Capital Corporation effective June 30, 2001

21.1     Significant subsidiaries

23.1     Consent of Samson Belair/Deloitte Touche

23.2     Consent of KPMG LLP

23.3     Consent of Met-Chem Canada Inc.