Form 20-F
period 2002-12-31
CAMPBELL RESOURCES INC /NEW/
filed 2003-05-23
CIK 718053

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

[ ]	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8488

Campbell Resources Inc.

(Exact name of registrant as specified in its charter)

Canada

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

December 31, 2002:	44,485,940 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   [X]                     No   [   ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X]	Item 18 [ ]

CAMPBELL RESOURCES INC.
TABLE OF CONTENTS

Forward-looking Statements	1
Currency and Metric Equivalents	1
Reserve Estimates and Glossary of Significant Terms	2
PART I
Item 1. Identity of Directors, Senior Managers and Advisors — Not Applicable	3
Item 2. Offer Statistics and Expected Timetable — Not Applicable	3
Item 3. Key Information	3
Selected Financial Data	3
Risk Factors	4
Item 4. Information on the Company	6
History and Development of the Company	6
Business Overview	10
Organisational Structure	13
Property, Plants and Equipment	14
Item 5. Operating and Financial Review and Prospects	41
Management’s Discussion and Analysis	41
Item 6. Directors, Senior Management and Employees	45
Directors	45
Senior Management	47
Compensation	47
Corporate Governance	57
Employees	63
Item 7. Major Shareholders and Related Party Transactions	63
Item 8. Financial Information	64
Legal Proceedings	64
Item 9. The Offer and Listing	65
Item 10. Additional Information	66
Memorandum and Articles of Incorporation	66
Material Contracts	66
Exchange Controls	66
Taxation	67
Item 11. Quantitative and Qualitative Disclosures about Market Risk	72
Gold Risk Disclosures	72
Foreign Currency Risk Disclosures	72
Other Financial Instrument Risk Disclosures	72
Competition	72
Item 12. Description of Securities Other Than Equity Securities — Not Applicable	73

(A)	Pursuant to General Instruction G(b) of Form 20-F, this annual report includes the information specified in Parts I,II,III

(B)	Pursuant to General Instruction (G)(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 17.

FORWARD-LOOKING STATEMENTS

     We make statements in this Report and the documents we incorporate by reference that are considered forward-looking within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Sometimes these statements will contain the words such as “believes,” “expects,” “intends,” “plans” and other similar words. We intend those forward-looking statements to be covered by the safe harbour provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for the purposes of complying with the safe harbour provisions. These forward-looking statements reflect our current views which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions and expectations as reflected in or suggested by those forward-looking statements are reasonable we can give no assurance that the plans, intentions or expectations will be achieved. Such forward-looking statements concern the Corporation’s operations, economic performance and financial condition. Such statements involve known and unknown risks, uncertainties and other factors, including those identified under the “Risk Factors” section in Item 3 and elsewhere in this report, that may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: differences between estimated and actual mineral and resources reserves and recovery rates; failure of plant, equipment or processes to operate in accordance with expectations and specifications; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; environmental costs; and fluctuations in gold price which affect the profitability and ore reserves of the Corporation. These risks and uncertainties are the normal risks involved in mining. Readers are cautioned not to put undue reliance on forward-looking statements. See “Risk Factors” in Item 3, “Management’s Discussion and Analysis” in Item 5, and elsewhere in Item 4. The forward-looking statements are made as of the date of this report, and the Corporation assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

CURRENCY AND METRIC EQUIVALENTS

     Unless otherwise indicated, all dollar amounts herein are expressed in Canadian dollars. Amounts expressed in United States dollars are preceded by the symbol “US$”. The following table sets forth, for each of the years indicated, certain information concerning the exchange rate for translating Canadian dollars into United States dollars based upon the noon buying rate in the City of New York for cable transfers in Canadian dollars and certified for customs purposes by the Federal Reserve Bank of New York.

	Rate at	Average
	December 31	Rate (1)	High	Low

1998	0.6447	0.6746	0.7105	0.6343
1999	0.6929	0.6728	0.6929	0.6446
2000	0.6669	0.6726	0.6947	0.6413
2001	0.6267	0.6459	0.6695	0.6243
2002	0.6328	0.6373	0.6619	0.6200

(1)	The average rate means the average of the exchange rates on the last day of each month during the year.

     On May 15, 2003, the noon buying rate for Cdn.$1.00 was US$0.7269.

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

RESERVE AND RESOURCE ESTIMATES

     The reserve and resource estimates, set forth in this document, have been prepared in accordance with applicable Canadian requirements. Mineral reserves and resources disclosed in this Report except the updated mineral reserves and resources at the Joe Mann Mine at December 31, 2002, were previously disclosed in a March 28, 2001 press release and in the Corporation’s Joint Management Information Circular dated May 10, 2001. Such estimates may not qualify as a commercially mineable ore body under standards promulgated by the U.S. Securities and Exchange Commission and will not qualify as mineable reserves unless the economic viability of the project is established and documented in a final feasibility study. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

GLOSSARY OF SIGNIFICANT TERMS

“Proven mineral reserve” is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting that economic extraction is justified.

“Probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified.

“Measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of economical viability of the deposit. The estimate is based on detailed and reliable exploration sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits working and drill holes that are spaced closely enough for geological and grade continuity.

“Indicated mineral resource” is that part of mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred mineral resource” is that part of mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, working and drill holes.

“Mineral resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“Qualified person” conforms to the definition under National Instrument 43-101, Standards of Disclosure for Mineral Projects and is an engineer or a geoscientist with a least five years of experience relevant to a particular project. National Instrument 43-101 was developed by the Canadian Securities Administrators, an umbrella group of Canada’s provincial and territorial securities regulators.

Item 1. Identity of Directors, Senior Managers and Advisors — Not Applicable

Item 2. Offer Statistics and Expected Timetable — Not Applicable

Item 3. Key Information

Selected Financial Data

     The following table sets forth selected consolidated financial information with respect to the Corporation for the five years ended December 31, 2002 and is extracted in part from the more detailed Consolidated Financial Statements included herein. The selected financial data set forth below is stated in thousands of Canadian dollars (except per share amounts)

     This selected financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differs in many respects from generally accepted accounting principles in the United States (“U.S. GAAP”). A discussion of differences between Canadian GAAP and U.S. GAAP is contained in Note 18 to the audited Consolidated Financial Statements

     The following table should be read in conjunction with Item 5 — “Operating and Financial Review and Prospects”, and the Consolidated Financial Statements included in Item 17

FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

	(expressed in Canadian dollars unless otherwise indicated)
Year ended December 31	2002	2001	2000	1999	1998

	$	$	$	$	$
			(restated)	(restated)	(restated)
Operating results (in thousands)
Metal Sales	14,691	—	15,682	22,465	36,388
Loss from operations	(6,799)	(5,094)	(44,675)	N/A	N/A
Net Loss	(5,137)	(4,355)	(41,875)	(11,776)	(30,237)
Cash flow from (used in) operations	(4,994)	(787)	(13,800)	(10,277)	411
Capital expenditures	4,256	1,789	7,196	5,088	8,141

Financial position (in thousands)
Cash and short-term deposits	3,432	2,761	4,548	18,219	41,493
Money market instruments	—	—	—	7,958	—
Total assets	131,733	110,356	77,960	113,530	127,198
Long-term debt	56,468	55,974	52,224	51,809	53,477
Capital stock	30,013	24,620	125,355	125,339	123,632
Shareholders’ equity	22,360	22,102	13,468	75,673	87,469

Per share data
Net loss per share	(0.13)	(0.18)	(2.66)	(0.75)	(1.97)
Book value per share	0.50	0.68	0.85	4.82	5.65

Operations statistics
Gold production — ounces	32,500	—	38,400	53,700	82,400
Gold revenue per ounce — US dollars	321	—	279	276	304
Cash cost per ounce — US dollars	361	—	463	292	255

Share outstanding (in thousands)
At year end	44,478	32,562	15,784	15,715	15,469
Weighted average during year	40,230	23,720	15,733	15,695	15,353

Foreign exchange rate — US dollars:
Year end/average	0.63/0.64	0.63/0.65	0.67/0.67	0.69/0.67	0.65/0.67
High/low	0.66/0.62	0.67/0.63	0.69/0.64	0.69/0.65	0.71/0.63

     On May 15, 2003, the noon buying rate for Cdn$1.00 was US$0.7269.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	(expressed in thousands of Canadian dollars except per share amounts)
Year ended December 31, 2002	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

	$	$	$	$
Metal sales	—	3,716	3,620	7,355
Loss from operations	(613)	(1,588)	(2,790)	(1,808)
Net loss	(691)	(550)	(2,901)	(995)
Net loss per share	(0.02)	(0.02)	(0.07)	(0.02)

Year ended December 31, 2001

Metal sales	—	—	—	—
Loss from operations	(1,943)	(1,195)	(875)	(620)
Net loss	(2,031)	(931)	(995)	(398)
Net loss per share	(0.13)	(0.06)	(0.03)	(0.00)

Summary of Differences Between US and Canadian GAAP

     A reconciliation of the differences between accounting principles generally accepted in the United States and Canada is presented in Note 21 of the consolidated financial statements located at Item 17.

Risk Factors

Mining Risks

     The Corporation is subject to the risks typical in the mining business including uncertainty of success in exploration and development; operational risks including unusual and unexpected geological formations, rock bursts, particularly as mining moves into deeper levels, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as environmental damage and other hazards; risks that intended production schedules or estimated costs will not be achieved; and risks of fluctuations in the price of gold and copper and currency exchange rates.

     Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, all of which are beyond the Corporation’s control, including expectations for inflation, levels of interest rates, sales of gold by central banks, the demand for gold, global or regional political, economic and banking crises and production rates in major gold producing regions. The aggregate effect of these factors is impossible to predict with any degree of certainty. Although the Corporation may engage in some limited hedging from time to time to protect against a portion of the volatility, the Corporation’s last forward gold sales contracts expired on December 31, 2001 and the Corporation is not currently protected against gold price movements. Any hedging and other activities involving financial instruments may be subject to margin requirements.

     The Corporation is currently dependent on only one operation, the Joe Mann Mine, as the source of its cash flow. At the Joe Mann Mine, the current operating plan is based on a gold price of US$350 per ounce, a Canadian/US dollar exchange rate of US$1.00/CDN$1.51 and anticipates cash production costs (excluding pre-production development, exploration and reclamation costs of US$269 per ounce. The ability of the Corporation to achieve the cash costs is largely based on the successful adoption of the operating assumptions and completion of the exploration and development work contained. Should gold prices decrease significantly or the US dollar decline significantly compared to the Canadian dollar or the cash cost be higher than projected, the ability of the mine to generate cash flow will be impaired.

     Development is currently underway on the Copper Rand 5000 Project. The deepening of the existing shaft has been completed and approximately 2,000 feet of the 3,800 foot decline ramp had been driven at April 30, 2003. Completion of the decline ramp is scheduled for the latter half of 2003 and rehabilitation of the mine’s infrastructure is currently underway. A total of $28.6 million has been invested in the project at March 31, 2003. The Corporation expects commercial production to begin in April of 2004, at an initial rate of 35,000 tons per month and ramping up to 45,000 tons over a mine life of almost five years based on current mineral resources. However, due to the delay in commencement of production, additional financing will be required. The revised total budget is now $53.3 million, an increase of $7.3 million from the original budget. While initial financing for the Project is in place (as described on pages 22 to 29), there can be no assurance that all required financing will be raised nor the development work completed and production commence on schedule. Discussions are ongoing with the partners in CCR and potential investors to ensure adequate financing for the completion of the project.

     During 2002, the Corporation reviewed economic studies of the Corner Bay copper project (see pages 22 to 24) and determined that the project was not economic at this time. The Corporation monitors the viability of the Corner Bay Project on an ongoing basis. Depending on the prevailing market conditions, development work on the Corner Bay Project may be undertaken. There can be no assurance that the price of copper will reach a level for the project to be economically viable nor that the Corner Bay Property will be brought into production.

     The figures for mineral reserves and resources presented herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or the indicated level of recovery realized. In addition, no assurance can be given that the gold price on which these estimates are based can be achieved. See “Mineral Reserves and Resources” for the Joe Mann Mine, the Copper Rand Mine and the Corner Bay Property on pages 16, 26 and 31. As well, lead times required for underground stope preparation and development in mining operations can affect production decisions and schedules. Gold price fluctuations may render mineral reserves containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades may cause the Corporation to be unprofitable in any particular accounting period.

     The Corporation carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include political risk, environmental pollution, mine flooding, landslides or other natural hazards relating to climate or topography as well as other hazards which cannot be insured against or which the Corporation may elect not to insure against.

Environmental Matters

     During 1995, proposed amendments to the Québec Mining Act relating particularly to rehabilitation and restoration plans came into force. This legislation required that a rehabilitation and restoration plan be submitted for approval within one year of the legislation coming into force and that a financial guarantee be furnished with respect to such plan.

     Campbell filed preliminary rehabilitation and restoration plans on March 9, 1996, and has filed additional information required thereunder within the extensions granted by Québec mining authorities. Annual financial guarantees are required to be filed in connection with the rehabilitation and restoration plan within 15 days of approval of the plan. The plan for the Joe Mann Mine site was approved in early 2000 and the first financial guarantee in the amount of $22,050 was posted on March 3, 2000. An aggregate financial guarantee of $350,000 is expected to be posted by May 31, 2003. The plan for the Campbell Mill site is pending approval. The appropriate method of re-mediating acid spots, which have appeared on fifty hectares of previously re-vegetated tailings is currently being reviewed. Two alternate methods are being considered which involve costs ranging from $10,000 to $30,000 per hectare. Campbell currently estimates that the maximum annual financial guarantees will range from $154,000 in the first year to $1,871,000 in the fourth year for an aggregate of $3,517,500. $5,000,000 is currently accrued for the cost of completing the work contemplated under the rehabilitation plans for both the Joe Mann Mine site and the Campbell Mill site. It is expected that this cost will be partially offset by the salvage value of plant and equipment.

     As a result of MSV’s acquisition of the Portage and Copper Rand Mines in 1993, MSV applied for and obtained certificates of authorization from the Ministry of the Environment (Quebec) (“MENVIQ”) to operate the Mines and the Copper Rand Mill, as well as for its waste and tailings disposal sites under the Environment Quality Act (Quebec). Certificates of authorization dated December 22, 1993 with respect to the Portage Mine and March 8, 1994 with respect to the Copper Rand Mine were obtained by MSV from MENVIQ. MSV holds all other permits required under the Environment Quality Act (Quebec), the Mining Act (Quebec) and other applicable legislation and regulations. MSV holds an environmental fund of approximately $3,900,000 as at December 31, 2002. This amount was set aside for the restoration of the Copper Rand, Portage, Jaculet and Copper Cliff mining sites when the properties were acquired from Westminer Canada Limited in 1993. Cost of the restoration plan is currently evaluated at $3,200,000. At December 31, 2002 the trustee of the fund had posted a $1,163,000 financial guarantee in respect of the rehabilitation plan which was approved by Quebec mining authorities.

     A $1,500,000 accrual has been provided in respect of reclamation and rehabilitation at the Eastmain property. No financial guarantee is required because the ore was milled at Copper Rand and there are no tailings on the property. The cost of the rehabilitation plan was estimated at $3,695,000 in March 1999, and the plan was approved by the Société de développement de la Baie James and Westminer Canada Limited in the same year. In the event there is a shortage of funds required to do the rehabilitation and restoration work, the shortfall will be assumed equally between the Company and the Société de développement de la Baie James, pursuant to an agreement entered into in 1993.

Item 4. Information on the Company

History and Development of the Company

     Campbell Resources Inc. (“Campbell” or the “Corporation”) was incorporated in June 1950 under the laws of British Columbia. On September 8, 1982, the Corporation was continued under the Canada Business Corporations Act and on June 8, 1983, in connection with an amalgamation of three other companies, the name of the Corporation was changed from GM Resources Limited to Campbell Resources Inc. The Corporation’s registered office is located at 1155 University, Suite 1405, Montreal, Quebec, H3B 3A7. The telephone and fax numbers are (514) 875-9033 and (514) 875-9764 respectively.

     In May 2000, the Corporation’s common shares were consolidated (reverse split) on the basis of one post-consolidation common share for every ten pre-consolidation common shares.

     On December 7, 2000, a strategic decision was made to re-focus on the Corporation’s Quebec mining assets, a new President and Chief Executive Officer was appointed and the Corporation’s executive office was re-located to Montréal, Québec.

     On June 30, 2001 the Corporation merged, by way of plan of arrangement, with MSV Resources Inc. (“MSV”) and GéoNova Explorations Inc. (“GeoNova”). The merger was undertaken in order to consolidate the operations of the three companies in the Chibougamau mining camp in northwestern Québec so that the operating synergies and elimination of multiple public company costs would contribute to making the Chibougamau operations of the continuing company more competitive at current gold and copper prices.

     The exploration and development plan at the Joe Mann Mine, which commenced in November 2001, required a total investment of $10 million over a seventeen-month period which had been invested by March 31, 2003. Progress on this plan enabled the Corporation to gradually resume mining operations that were suspended in November 2000. Milling operations re-commenced in February 2002 and commercial production at the Joe Mann Mine re-commenced on April 1, 2002. The $10 million investment is being partially funded from cash flow from operations. In the fourth quarter of 2001, the Corporation committed to invest $4 million from its working capital and other cash receipts. In addition, a subsidy of $1 million was received from the Ministère de l’Énergie et des Ressources of the Province of Québec covering the period up to March 31, 2002 and an additional subsidy of the same amount has been approved to cover expenditures during the period from April 1, 2002 to March 31, 2003, of which $800,000 has been received. A $4 million loan from Investissement-Québec was finalized on May 10, 2002, of which $3.6 million was drawn down during 2002 and used in part to finance the development and exploration plan at the Joe Mann Mine. This loan is repayable in quarterly instalments of $670,000, the first of which was made in the fourth quarter of 2002.

     During fiscal 2002, the Corporation also sold the last two tranches of a $32,400,000 royalty financing on future production from the Joe Mann and Corner Bay properties for cash receipts of $1.7 million and notes receivable totalling $16.4 million, as described in Note 4 of the Consolidated Financial Statements.

     The royalty will be paid to the unitholder based on the following formula: the fraction of outstanding royalty units over 4,740 units multiplied by $8 per ton of ore for the years 2002 and 2003, $14 for 2004, $35 from January 1, 2005 until the net proceeds of the royalty sale plus interest of 10% compounded annually, exceed the aggregate of all royalty payments, from the date paid to the date of determination, at 10% compounded annually and $1.50 per ton thereafter. This royalty may be repurchased at any time on or after July 1, 2007 or at any time that the unit holders are in default. During the first quarter of 2003, with the decision not to bring the Corner Bay property into production, Campbell repurchased the royalty units in Corner Bay and sold additional royalty units in the Joe Mann Mine. Following this transaction, 4,740 royalty units in the Joe Mann Mine, the maximum number of units contemplated by the financing, were outstanding.

     In April, 2003, the Corporation entered into an agreement with Rocmec International Inc. (“Rocmec”) under which Campbell and Rocmec will introduce extraction of ore by thermal fragmentation technology at the Joe Mann Mine in the third quarter of 2003. The agreement covers the extraction of 30,000 tons of ore and can be renewed by mutual agreement. The entering into this agreement follows successful completion of a pilot-project, undertaken on surface in the fall of 2002. Under the pilot-project, 600 tons of ore were extracted from a gold vein extending from the main deposit.

     Introduction of the thermal fragmentation method to the underground operations of the Joe Mann Mine will begin in a section of the mine which has already been mined but where narrow gold bearing veins remain, that cannot be mined by traditional methods. This new method could result in an increase in mineral reserves and resources as well as a substantial reduction in the average production cost per ounce. Production by thermal fragmentation could contribute to an increase in production and, depending on results of this initial program, could eventually be introduced in other areas of the mine. The thermal fragmentation method consists of drilling vertical holes, 5.75 inches in diameter and as deep as 20 metres. The drillings follow the mineralization, at regular intervals, the intervals being determined by the width of the area to be mined. A burner circulates in each hole, creating a thermal shock phenomenon, causing the rock to shatter. The process produces a granular material of up to 1/4 inch that is recovered by a vacuum system. The material is then stored in closed containers that are transported to the mill for treatment.

     In December 1999, a new company, Corporation Copper Rand Inc. (“CCR”), was formed for the purpose of financing the Copper Rand 5000 Project (the “Project”). The Corporation through its wholly-owned subsidiary, MSV originally held a 16% equity interest and is the operator of the

Project with its three partners: the Solidarity Fund QFL, SDBJ and SOQUEM INC., holding 28%, 28% and 28% respectively. SDBJ, a Quebec government-owned economy-based corporation, has the mission to further the development of natural resources of the James Bay territory other than hydroelectrical resources within a perspective of sustainable development. SOQUEM INC. is a division of SGF Minéral inc., which is a subsidiary of the SGF (a Quebec government-owned corporation). Investissement-Québec is a government corporation with a full range of resources to both attract foreign investment and support the development of Québec-based companies of all sizes in order to create jobs. It makes use of significant financial levers to promote investment projects that meet the government’s economic development priorities. The mission of the SGF is to carry out economic development projects in co-operation with partners and in accordance with accepted requirements of profitability, in particular in the industrial sector.

     The Project, as finally approved, included: the transfer of MSV assets valued at $10,000,000 in return for a 16% interest in CCR, the possible issuance of unsecured 8% convertible debentures by MSV for a maximum of $15,000,000, the possible issuance of shares of MSV exchangeable into up to 21,512,195 Common Shares of the Corporation in consideration of the exchange of interests held by the partners in CCR, the possible issuance of 2,439,025 Common Shares of the Corporation to Investissement-Québec and the set-up of a guarantee by MSV in favour of Investissement-Québec. All Common Shares are to be issued at a minimum price of $1.025 per share and convertible debentures have a conversion price of $1.025 per share.

     In July 2001, in accordance with the terms of their initial investment, SOQUEM and SDBJ exchanged a 5% interest in CCR into convertible debentures of MSV increasing MSV’s interest in CCR from 16% to 26%. MSV issued an aggregate of $2.5 million of debentures bearing interest at a base rate of 8% annually, escalating based on metal prices and CCR’s production levels. The debentures are convertible into Campbell Common Shares at a conversion price of $1.025 per share.

     Investissement-Québec has provided to CCR a loan and credit facility to fund the Project up to a maximum of $22 million, of which $16.5 million had been drawn at March 31, 2003. The loan provides that interest payment commences in March 2003 and repayment commences in June 2003 (in 16 quarterly payments. The facility is secured by a charge on the assets of CCR excluding inventory and receivables. As promoter and manager of the Project, MSV has guaranteed the Investissement-Québec loan. CCR has received a subsidy of $840,000 from Québec Ministry of Natural Resources and is eligible to receive $1,200,000 from the Centre local d’emploi (CLE) in training grants and $3,000,000 in mining tax credits.

     The initial project consisted of two phases. Phase I included the deepening of the shaft to a depth of 3940 feet and the access to the ore via a 3900 feet decline at the 4550 level. The total cost of Phase I was estimated at $39,000,000. Phase II included the continuation of the decline to access the 5000 level. The cost of Phase II was estimated at $7,000,000 and was to be financed from operating flows.

     In early 2002, the Project was modified to eliminate most of the second phase by deepening the shaft by an additional 170 feet, eliminating most of the cost of the second phase. As of December 31, 2002 the deepening of the shaft and development of the 4150 level have been completed. Work on the 3,800 foot decline has begun with approximately 2,000 feet completed at April 30, 2003. Once the ramp and ventilation raise are completed, work will begin on installing the conveyor ramp followed by pre-production development and the paste fill plant. Commercial production is expected to commence in April 2004 at an initial rate of 50,000 ounces of gold and 8,000 tons of copper. However, due to the delay in commencement of production, additional financing will be required. The revised total budget is now $53.3 million, an increase of $7.3 million from the original budget. The increase is primarily due to the following factors; the additional 170 foot deepening of the main shaft, unplanned underground rehabilitation work, rehabilitation work on the mill required due to the inactivity since the 1997 shutdown, major mechanical repairs to the hoist, required training programs, the delays due to a lower than forecast rate of mine development, and the impact of fixed costs during the delay in commencement of production. Discussions are ongoing with the partners in CCR and potential investors to ensure adequate financing for the completion of the project. A total of $28.6 million has been invested in the project at March 31, 2003.

     All the labour agreements for both the Joe Mann and Copper Rand Mines were renewed in 2001 for a minimum period of three years. Production employees at Joe Mann Mine accepted reductions in salary linked to variations in the price of gold. The Corporation also negotiated cost reductions with service providers

     During fiscal year 2001, the Corporation raised $500,000 through the completion of a private placement of 1.2 million common shares and a warrant for the purchase of an additional 1.2 million common shares at $0.49 per share. This warrant was exercised during the first quarter of 2002 to raise an additional $570,000.

     In May 2002, the Corporation raised approximately $5.4 million, after fees and expenses, through private placements consisting of 9,630,770 units at $0.60 per unit, each unit consisting of one common share and a 1/2 share purchase warrant. Each whole share purchase warrant was exercisable for one common share at $0.80 per share for one year and expired on May 15, 2003.

     On October 8, 2002, Strateco Resources Inc. (“Strateco”) signed a final agreement with GéoNova Explorations Inc., under which Strateco has the option to acquire a 50% interest in the Discovery gold project. The agreement was subject to a due diligence study, which was completed for Strateco to its satisfaction by the Toronto engineering firm of Steffen Robertson and Kirsten (Canada) Inc. (“SRK”). SRK also conducted a regional structural study and a structural study of the Discovery zone for Strateco. The agreement provides for Strateco to acquire its 50% interest in the Discovery project by funding $4,500,000 in exploration over four years, including $750,000 the first year, and by issuing 600,000 common shares of Strateco with 300,000 issued upon signature. Each share will be accompanied by half a warrant valid for a period of 24 months. One warrant enables its holder to acquire one share of Strateco at a 20% premium over the average weighted price on the TSX Venture Exchange over the ten days preceding the date of issuance. Strateco has completed 2,000 metres of drilling in late 2002, which was followed by a program of about 10,000 metres of drilling commenced in 2003, aimed at testing the known gold-bearing zones at depth and laterally in order to increase the resource.

     During fiscal 2001, the Corporation entered into an option agreement to sell its Mexican subsidiary, Oro de Sotula, S.A. de C.V. that held the Santa Gertrudis property to Queenstake Resources Ltd. (“Queenstake”). This option was exercised effective January 31, 2002. Queenstake assumed full liability for proper abandonment and reclamation of the Santa Gertrudis property and has agreed to indemnify that Corporation with respect to all environmental obligations. The transaction provided that the Corporation could receive up to US$2 million depending on future events as outlined in Note 14 of the financial statements, plus a 1% net smelter returns royalty on any future production from the property and a one third share of any proceeds from a further sale of the Santa Gertrudis property by Queenstake. In September 2002, the Corporation received US$150,000 through the issuance of 978,500 shares of Queenstake, pursuant to a provision note triggered at a gold price of US$330 as described in Note 14. These shares were sold for net proceeds of $430,000, during the first quarter of 2003. Subsequent to year-end, payment of the second note was triggered and the Corporation received a further 1,194,531 shares of Queenstake Resources Limited.

     In November 2002, the Corporation sold its other Mexican subsidiary, Recursos Escondidos, S. A. de C. V., holder of the Roca Roja Property to International Coromandel Resources Ltd. (“Coromandel”). As consideration for the sale, the Corporation received 50,000 common shares of Coromandel, a 1% net smelter returns royalty and a royalty of US$0.10 per ton of ore mined up to a maximum of US$2 million in respect of any future operations on the property. Coromandel assumed full liability for proper abandonment and reclamation of the Roca Roja property and indemnified the Corporation with respect to all environmental obligations.

     In 2002, Queenstake sold the property to Coromandel and under the agreement between Corporation and Queenstake, the Corporation received one third of the consideration consisting of 120,769 shares of Coromandel and a 2/3% net smelter return royalty on the Santa Gertrudis property.

     Effective December 31, 2001, the Corporation sold its Panamanian subsidiary, Minera Cerro Quéma, S.A. As consideration the buyer replaced US$345,000 of mining and reclamation bonding in favour of the Panamanian Government, and released and indemnified the Corporation from all environmental responsibilities. The Corporation was also granted a 9% royalty on future net profits. The gain on disposition of this subsidiary amounted to $49,000.

Business Overview

     Campbell is a gold and copper mining company operating principally in northern Quebec. The two main assets of the Company are the Joe Mann Mine and Copper Rand Mine. Campbell owns 100% of Joe Mann Mine. Campbell also owns 26% of the Copper Rand Mine and has an option to increase its ownership to 50%, with a right to first refusal on the other 50%. The Copper Rand 5000 Project is underway to deepen the mine and develop new infrastructure between the 4000 and 5000 foot levels. The mine should be ready to resume production in April of 2004 (See page 26).

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

     Since December 2000, a review of mineral resources and reserves was carried out, and a development and exploration plan was prepared to permit resumption of operations based on certain assumptions. Strategies were initiated to ensure that the exploration and development work was properly funded.

     On November 5, 2001, Campbell announced the beginning of this exploration and development work. Progress on these activities allowed for the resumption of mining operations in the first quarter of 2002 with a daily production rate of 1,040 tons on a five-day per week basis.

     The mining reserves and resources used in the mining plan were comprised of 630,000 tons grading an average of 0.287 ounces per ton Au and 0.25% Cu to be mined over a 33-month period (these mineral reserves and resources were previously disclosed in a March 28, 2001 press release and in the Joint Management Information Circular dated May 10, 2001). A $5,000,000 exploration program was undertaken, of which $4,800,000 has been carried out at March 31, 2003. This exploration program has provided additional tonnage, ensuring a longer production period for the Joe Mann Mine.

     Production resumed at the Joe Mann Mine during the first quarter of 2002 at a daily production rate of 1,040 tons on a five-day per week basis. Production for the year reached 158,600 tons yielding 27,776 ounces of gold, 12,000 ounces of silver and 502,000 pounds of copper.

     At the Copper Rand Project, the deepening of the shaft and development of the 4150 level have been completed at December 31, 2002. Work on the 3,800 foot decline has begun with approximately 2,000 feet completed at April 30, 2003. A total of $28.6 million has been invested in the project at March 31, 2003. Once the decline ramp and ventilation raise are completed, work will begin on installing the conveyor followed by pre-production development. Commercial production is expected to commence in April 2004 at an initial rate of 50,000 ounces of gold and 8,000 tons of copper. However, due to the delay in commencement of production, additional financing will be required. The revised total budget is now $53.3 million, an increase of $7.3 million from the original budget. Discussions are ongoing with the partners in CCR and potential investors to ensure adequate financing for the completion of the Project.

     In fiscal 2003, Campbell will focus on optimizing gold production at the Joe Mann Mine as well as the ongoing development of the Copper Rand Project. In addition, it will pursue the introduction of thermal fragmentation at its Joe Mann Mine, the exploration and development of the nearby Meston Lake property and the exploration activities at its Joe Mann Mine and the Discovery project through its partner Strateco Resources Inc.

This map of Québec shows the locations of the mines and principal exploration properties of the Corporation.

Campbell Properties

1 Pitt Gold 2 Berthiaume Syndicate 3 Discovery 4 Bachelor Lake	5 Chevrier 6 Gwillim 7 Joe Mann Mine 8 Cedar Bay	9 Copper Rand Mine 10 Corner Bay 11 Eastmain 12 Lac Harbour

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

Campbell Debentures

     In July, 1994, concurrent with the acquisition of Santa Gertrudis, the Corporation entered into an underwriting agreement with First Marathon Securities Limited pursuant to which the Corporation sold US$11,005,000 aggregate principal amount of 7 1/2 % Convertible Subordinated Debentures (Unsecured) (the “7 1/2 % Debentures”). The 7 1/2 % Debentures will mature on July 21, 2004, the tenth anniversary of their date of issue. The 7 1/2 % Debentures are convertible at the option of the holder into Common Shares at any time prior to maturity at a conversion price of US$5.00 per Common Share. The 7 1/2 % Debentures are redeemable for cash at any time after the fifth anniversary of the date of issue and, at the Corporation’s option, may be redeemed in Common Shares on the basis of one Common Share for each US$5.00 of 7 1/2 % Debenture principal being redeemed. The right of the Corporation to redeem the 7 1/2 % Debentures for cash or Common Shares is conditional on the average price of the Common Shares exceeding US$5.00 during a period of 20 consecutive days prior to notice of redemption. The Corporation may, at its option, repay the 7 1/2 % Debentures at maturity by issuing Common Shares of the Corporation at the conversion price of US$5.00 per Common Share (on a post-consolidation basis). At March 31, 2003, debenture holders had converted US$8,454,000 of debenture principal into 1,690,800 Common Shares (on a post-consolidation basis). Debentures in the amount of US$2,551,000 remain outstanding as of March 31, 2003.

Meston Debentures and Preference Shares

     During 1991, a predecessor of Meston entered into a corporate restructuring and financing arrangement (the “1991 Financing”) in which it issued to a group of Canadian financial institutions $38,000,000 of Guaranteed Subordinate Debentures and Notes (the “Guaranteed Debentures”) and $12,000,000 of Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares (the “Preferred Shares”) and renounced Canadian development expenses. The Guaranteed Debentures bear interest at varying rates and are repayable upon maturity in 2007. The Preferred Shares are retractable in 2007. In order to secure the obligations in respect of the Guaranteed Debentures and the Preferred Shares, Meston Investments Limited, a subsidiary of Meston entered into an Interest Rate and Currency Exchange Swap Agreement (the “Swap Agreement”) with a major international bank (the “Bank”) and irrevocably assigned all amounts receivable under the Swap Agreement directly to the investors. The proceeds of the Swap Agreement will be used to make all interest payments, repay the Guaranteed Debentures upon maturity and retract the Preferred Shares. Accordingly, the Bank is primary obligor under the 1991 Financing and Meston is contingently liable should the Bank fail to perform under the agreements. The Guaranteed Debentures are subordinate to all current non-trade and future senior indebtedness of Campbell and its subsidiary.

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

Organizational Structure

Inter-Corporate Relationships

     The following chart illustrates the principal subsidiaries of Campbell, together with the jurisdiction of incorporation of each company and the significant properties held by each company:

1    See discussion of agreement with Strateco Resources discussed on page 9 above.

Employees

     Campbell and its wholly owned subsidiaries employed approximately 273 persons as of December 31, 2002, of which 202 were covered by collective bargaining agreements. The relationship of Campbell and its subsidiaries with their employees and contractors is considered by Campbell to be satisfactory. During 2002, 2001 and 2000, there were no material strikes or walkouts.

     All collective agreements have been renewed for three years. The collective bargaining unit at the Joe Mann Mine is represented by Le Syndicat des Travailleurs-euses de la Mine Meston (“CSN”). Collective agreements with the Métallurgistes Unis d’Amérique cover the Campbell Mill, the Copper Rand Mine and Mill and the Eastmain Property.

Property, Plants and Equipment

Business of Meston

Joe Mann Mine

     History

     The Joe Mann property was acquired in July 1980 by Meston Lake Resources Inc. (“Meston Lake”), a predecessor of Meston Resources Inc. (“Meston”), a wholly owned subsidiary of Campbell. The original deposit was discovered in 1950. A three-compartment exploration shaft was sunk and some 859,000 tons of ore grading 0.176 oz/ton of gold had been mined and milled until June 1975 when rising costs coupled with poor recoveries prohibited further mining. Subsequently, Meston Lake acquired the mine and the shaft was dewatered in 1980 before financial problems put a halt to the operation.

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

     During 1999, as production moved to the lower levels, operations were significantly affected by ground control problems and excessive dilution. Resulting higher cash operating costs compelled management to temporarily suspend development and mining operations to permit re-evaluation of the economic viability of the Joe Mann Mine and development of a new mine plan. Mining operations resumed in April 2000, under a new mine plan using the cut and fill mining method. While this mining method achieved improved ground conditions; it resulted in lower than expected productivity and prohibitively high operating costs. With the assistance of external consultants, efforts were made through mid-November to achieve profitable operating levels. In the month of October, production reached

5,000 ounces; however, the cash cost was US$330 per ounce. Given the low gold price and the operating problems, the decision was taken on November 10, 2000 to again temporarily suspend operations.

     In the period following this decision, mineral resources and reserves were reviewed and an Exploration and Development Plan (the “2001 Plan”) for the resumption of operations was prepared. Management also considered various strategies to ensure that the future exploration and development requirements of the mine would be properly funded. The 2001 Plan was presented to the Board of Directors on March 14, 2001. The 2001 Plan concluded that current development was insufficient to permit the required production rates to be achieved and maintained and that a development and long-term exploration program was required to permit planning and development between the 2350 and 3400 foot levels. The exploration and development plan at the Joe Mann Mine, commenced in November 2001 and will be completed over a seventeen-month period. Progress on these programs enabled the Corporation to gradually resume mining operations in April, 2002. Milling operations re-commenced in February, 2002.

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

     Under Quebec mining law, Campbell’s interest in the mining concessions and lease is maintained in good standing by payment of an annual rental fee of $37.00 per hectare or by the completion of $37.00 of exploration and development work annually per hectare. As to mining claims, a fee of $23.00 per claim must be paid and $1000 of exploration work incurred every two years. Exploration expenses may be carried forward to future years and may be applied to claims within a 3.2 square kilometre block distance. Current work credits will entitle Campbell to retain currently held mining claims for in excess of twenty years. Under the exploration agreements with SOQUEM described under “Mineral Exploration Properties—Chibougamau Exploration Properties” on page 20, SOQUEM reimburse Meston its share of the annual fees necessary to keep 146 mining claims in good standing.

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

     Exploration on the 2575 level, initiated in the fall of 1998, encountered positive results approximately 1000 feet east of the shaft and led to the discovery of a new zone situated north of the Main Vein. At present, it is thought that the mineralization of the new ore zone is spatially and genetically related to a large quartz-feldspar porphyry dyke. There are two limbs of high-grade ore mineralization that occur at the northern and southern contacts between the porphyry dyke and a sheared gabbro. During 1999, definition drilling indicated an extension of a high grade zone in the hanging wall of the Main Zone between the 2750 and 3100 levels. Definition drilling is continuing between the

2250 and 3450 levels in order to outline additional mineral reserves and resources and confirm grade and potentially identify wider zones in this area.

     Mineral Reserves and Resources

     Mineral reserves and resources at the Joe Mann Mine were reviewed extensively by management following the temporary suspension of mining operations in November 2000.

     The following table summarises undiluted mineral reserves and resources estimated by management and calculated at December 31, 2002 on the basis of a gold price of US$350 and a US/Canadian dollar exchange rate of $1.51 and at December 31, 2001 and 2000 on the basis of a gold price of US$280 per ounce. The mineral reserves at December 31, 2000 were confirmed, with limited independent sampling and testing, by Met-Chem Canada Inc., independent geological and mining consultants, in a report to Campbell dated April 12, 2001.

	Mineral Reserves

	December 31, 2002		December 31, 2001		December 31, 2000

	Tons	Grade (oz./ton)	Tons	Grade (oz/ton)	Tons	Grade (oz/ton)

Proven	170,300	0.246	236,200	0.286	236,200	0.286
Probable	396,600	0.271	91,500	0.350	92,500	0.350

Total	566,900	0.264	327,700	0.304	327,700	0.304

	Mineral Resources (excluding reserves)

	December 31, 2002		December 31, 2001		December 31, 2000

	Tons	Grade (oz./ton)	Tons	Grade (oz/ton)	Tons	Grade (oz/ton)

Measured	86,500	0.244	215,000	0.349	215,000	0.349
Indicated	769,700	0.314	1,080,000	0.319	1,080,000	0.319

Notes:

1.	These estimates were verified internally by Linda Desjardins, a Qualified Person who has been employed as a geologist in the Chibougamau area since 1988.

2.	Details and parameters of mineral resource calculations at December 31, 2000, 2001 and 2002.

Calculation method	Data bloc modelling

Cut off grade	0.175 oz Au/T
High-grade cut (Cu)/(Au)	NA / 2.0 oz
Dilution	5 ft. min. horz. Width
Mill recovery(Cu)/ (Au) 2000, 2001, (2002)	98% / 94% (95%)
Price assumption (Au Cu) 2000, 2001, (2002)	US$280/ oz (US$350/ oz)
Exchange rate Can $/ US$2000, 2001, (2002)	0.65 (0.667)

     The total estimated proven and probable mineral reserves at the Joe Mann Mine increased by 169,100 tons from 327,700 tons at December 31, 2001 to 566,900 tons at December 31, 2002. After taking into account production during 2002 of 158,600 tons grading 0.234 ounces per ton, the total proven and probable mineable reserves increased on a net basis during this period by 397,800 tons.

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

     2001 Plan

     The 2001 Plan contemplated a resumption of mining operations, following the completion of approximately four months of development work needed to open up a sufficient number of work sites to permit the operation to reach and maintain the minimum economic production rate. This lateral development work commenced in November 2001 at a cost of approximately $1.5 million. The 2001 Plan provided for a long-term development program extending over a 30-month period providing for a production period of four and a half years. The total program involved approximately 41,000 feet of development including 20,000 feet of drifting, 10,000 feet of raising and 11,500 feet of sub levels at an estimated cost of $7.5 million.

     The 2001 Plan also assumed that an initial $5 million exploration program would be undertaken on the Main Vein and on the West Zone providing sufficient information for the development and planning of work sites in the Main Vein between the 2350 and 3400 foot levels.

     Mining and milling is carried out on a five day per week schedule with the mill operating 18 to 20 days per month. The 2001 Plan calls for a daily mine production rate of 1,040 tons on a five-day per week basis.

     Exploration in 2002 will focus on delineating additional reserves along dip extensions and within parallel shears to permit production to continue beyond mid 2004. Continuity of gold mineralization has been confirmed to a depth of 3,500 feet, 600 feet below the current deepest production level of the mine and mineralization remains open at depth.

     West Zone

     In addition to ore from the Main and South Veins, which are situated east of the production shaft, the prior mine plan included some initial production from the West Zone between the 1650 and 1825 levels of the mine. By mid-1999, results from the West Zone were disappointing with the grade being inconsistent and lower than expected. As a consequence, development in the West Zone was suspended. As part of the 2001 Plan, an exploration drift to the West at the 2925 foot level was proposed. Five twenty-five foot bases, five hundred feet apart are allowing drilling coverage from levels 2350 to 3450 on a lateral length of 2300 feet. The South Vein, situated between the exploration drift and the target zone, is also evaluated further. This area has had little exploration to date and the goal is to increase the tons per vertical foot between the 2350 and 3450 levels which would allow an increase in the production rate in coming years. Work in this area resumed in April, 2003 having been suspended in 2002.

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

     The current operating plan calls for the use of a combination of long hole and a limited number of cut and fill and shrinkage stopes. In 2003 the long hole method, estimated to comprise approximately 65%, will be used in the Main and North Zones with three sub levels that would limit hole lengths to 15 to 18 metres and control the size of work site openings. In 2003, development ore is expected to represent approximately 21% of production. This approach should provide better ground conditions and thereby control dilution. In the South Vein where ground conditions are more difficult, the cut and fill method is proposed for approximately 12% of the mining, with the Alimak method comprising approximately 10%, to be used in certain stopes.

     Introduction of the thermal fragmentation method to the underground operations of the Joe Mann Mine will begin in a section of the mine which has already been mined but where narrow gold bearing veins remain, that cannot be mined by traditional methods. This new method could result in an increase in mineral reserves and resources as well as a substantial reduction in the average production cost per ounce. Production by thermal fragmentation could contribute to an increase in production and, depending on results of this initial program, could eventually be introduced in other areas of the mine.

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

     The following table sets out production from the Joe Mann Mine for the past three years:

Joe Mann Mine
Production Summary
Year ended December 31

	2002(1)		2001	2000(1)

Tons Milled	134,328	(4)	N/A	138,000
Gold Grade (oz./ton)	0.236		N/A	0.208
Copper Grade (%)	0.26		N/A	0.22
Gold Produced (ounces)	32,500	(3)	N/A	26,300
Copper Produced (000’s lbs.)	502		N/A	550
Cash Operating Costs(2) (US$ per oz. of gold)	$361		N/A	$465

Notes:

(1)	Mining operations resumed in April 2000 and were temporarily suspended on November 10, 2000. Mining operations were again resumed in April, 2002.

(2)	Operating costs include all on-site mining, processing and administrative costs, net of copper and silver by-product credits and for 2002, represent cash operating costs since the resumption of commercial production in April, 2002.

(3)	Includes 4,710 ounces produced during the development period.

(4)	Excludes 24,000 tons of development tonnage.

     Milling

     Ore from the Joe Mann Mine is transported approximately 40 miles by truck to Campbell’s Campbell Mill for processing. The Campbell Mill was commissioned in 1955 and is regularly maintained and is in good working order. During 2000, the gold recovery rate at the Campbell Mill, which processed ore from the Joe Mann Mine, was 93.1% and the copper recovery rate was 95.4% compared to 94.2% and 95.4% respectively in 1999. The mill process includes three separate circuits; a gravity circuit, a flotation circuit and a cyanide circuit. Original design capacity at the Campbell Mill was 3,500 tons per day as a flotation mill. The Campbell Mill was modified to include a cyanide circuit. Gold recovered from the gravity and cyanide circuits is formed into doré bars on site and is shipped to the Royal Canadian Mint for refining. The flotation circuit uses standard technology to produce a copper-gold concentrate. The copper-gold concentrate is shipped by rail to Noranda Inc.’s Horne Smelter in Rouyn/Noranda, Québec for smelting and refining.

     Employees

     At the Joe Mann Mine (including the mill & administration), 182 persons were employed as of December 31, 2002, compared to 127 persons as of December 31, 2001. Of the 182 employees, 129 mine workers were covered by a collective bargaining agreement with Le Syndicat des Travailleurs-euses de la Mine Meston (CSN), 17 mill workers were covered by a collective bargaining agreement with Les Métallurgistes Unis d’Amérique (the United Steelworkers of America) and one nurse was covered by a collective bargaining agreement with La Fédération des Infirmiers et Infirmieres du Québec (FIIQ). During 2002, 2001, and 2000, there were no material strikes or walkouts at the Joe Mann Mine.

     All the labour agreements were renewed during the last quarter of 2001 for a minimum period of three years. Production employees at Joe Mann Mine accepted reductions in salary linked to the variation in the price of gold.

     In September 1996, the collective bargaining unit at the Joe Mann Mine, represented by CSN, approved a collective bargaining agreement covering a three year period with wage increases of 0.73% in the first year and 1.22% and in the second and third years. In February 1999, CSN, the union representing the hourly mine workers, supported the implementation of the new work schedule and agreed to a two year extension to the current labour agreement. Also in February 1999, a new three year contract was agreed to with Les Métallurgistes Unis d’Amérique (the United Steel Workers of America), the union representing the hourly mill workers, on the same terms regarding wages and gold price participation as were approved by the CSN. The collective agreement with FIIQ has comparable terms to the other two collective agreements. The agreements provided for an annual increase of $0.25 per hour for the mine and mill workers, amounting to an annual cost of approximately $120,000. In addition, a gold price participation formula has also been approved. For a gold price ranging between $525 and $625 per ounce, the employees would be entitled to a maximum of an additional $0.80 per hour. The 2001 Plan initially contemplated a five-day per week mining schedule, with lateral development to be carried out on a seven-day per week schedule, compared to the seven-day per week schedule in 2000. In January 2003, a five-day per week mining schedule was implemented at the Joe Mann Mine.

     Royalties

     In May 1993, Meston sold a graduated net smelter return royalty to Repadre, a subsidiary of Dundee Bancorp Inc., for $3 million cash. The royalty, based on production from the Joe Mann Mine, is 1.8% at gold prices up to $512 per ounce increasing to 3.6% at gold prices of $625 per ounce and greater. A 2% royalty is also payable on copper production in excess of 5 million pounds per year and silver production in excess of one million ounces per year. No royalty was paid in 2001 and 2002. For the year ended December 31, 2000, $187,250 was paid to Repadre under this agreement. On June 30, 2001 Campbell issued 800,000 Common Shares to Repadre pursuant to the Merger in exchange for the reduction of this royalty to 1.5% at a gold price of US$325 ($494), 1.75% at a gold price of US$350 ($535) and 2% at a gold price of

US$375 ($570) or higher. This amended royalty is payable up to a maximum of $500,000, after payment of which, the royalty will reduce to 1% payable thereafter so long as the gold price is at least US$350 ($535). Royalty payments were again triggered in the commencing in December 2002. From December 2002 through the end of February 2003, approximately $83,000 was paid to Repadre under the amended terms. Since inception from May 1993 to the end of February 2003, an aggregate of approximately $4,131,000 has been paid pursuant to this royalty.

     In late 2001 and during fiscal 2002, the Corporation completed three tranches totalling $32,400,000 royalty financing on future production from the Joe Mann and Corner Bay, as described in Note 4 of the Consolidated Financial Statements. The royalty will be paid to the unitholder based on the following formula: the fraction of outstanding royalty units over 4,740 units multiplied by $8 per ton of ore for the years 2002 and 2003, $14 for 2004, $35 from January 1, 2005 until the net proceeds of the royalty sale plus interest of 10% compounded annually, exceed the aggregate of all royalty payments, from the date paid to the date of determination, at 10% compounded annually and $1.50 per ton thereafter. This royalty may be repurchased at any time on or after July 1, 2007 or at any time that the unit holders are in default. During the first quarter of 2003, with the decision not to bring the Corner Bay property into production, Campbell repurchased the royalty units in Corner Bay and sold additional royalty units in the Joe Mann Mine. Following this transaction, 4,740 royalty units in the Joe Mann Mine, the maximum number of units contemplated by the financing, were outstanding.

     Environmental Matters

     Campbell filed preliminary rehabilitation and restoration plans on March 9, 1996, and has filed additional information required thereunder within the extensions granted by Québec mining authorities. Annual financial guarantees are required to be filed in connection with the rehabilitation and restoration plan within 15 days of approval of the plan. The plan for the Joe Mann Mine site was approved in early 2000 and the first financial guarantee in the amount of $22,050 was posted on March 3, 2000. An aggregate financial guarantee of $350,000 is expected to be posted by May 31, 2003. The plan for the Campbell Mill site is pending approval. The appropriate method of re-mediating acid spots, which have appeared on fifty hectares of previously re-vegetated tailings is currently being reviewed. Two alternate methods are being considered which involve costs ranging from $10,000 to $30,000 per hectare. Campbell currently estimates that the maximum annual financial guarantees will range from $154,000 in the first year to $1,871,000 in the fourth year for an aggregate of $3,517,500. $5,000,000 is currently accrued for the cost of completing the work contemplated under the rehabilitation plans for both the Joe Mann Mine site and the Campbell Mill site. It is expected that this cost will be partially offset by the salvage value of plant and equipment. A significant portion of this work is to be completed over the life of the mine and as a consequence is not anticipated to have a material effect on Campbell’s financial condition. On an ongoing basis, environmental compliance costs are not material at the Joe Mann Mine.

Mineral Exploration Properties

     Chibougamau Exploration Properties

     Meston owns extensive exploration properties in the Chibougamau area, including mining claims and several former producing mines. These former producing mines include the S-3, Lac Chib, Kokko Creek, Quebec Chibougamau and the Main Mine.

     In June, 1992, Meston entered into two agreements with the Société québecoise d’exploration minière (“SOQUEM”) under which SOQUEM could expend up to $7 million towards exploration programs on the Meston and Chibougamau properties. During 1995, these agreements were amended to extend their term and increase the expenditures. In July 1997, these agreements were further amended to provide that, SOQUEM can earn a 50% interest in the Meston property which comprises 146 claims and one mining concession (and excludes the Joe Mann Mine), in exchange for spending $1.6 million in the five year period ending June 1, 2002 and a 50% interest in the Chibougamau properties, which comprises 202 claims and one mining concession, by spending $750,000 in the five year period ending June 1, 2002.

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

     Should SOQUEM not spend the amounts set out above, SOQUEM will earn no interest in the properties. Meston has retained the right of first refusal to treat any ore produced from these properties at its Campbell Mill. If either party fails to fund its pro rata share of expenditures once SOQUEM has earned its 50% interest, the defaulting party will have its interest diluted. If either party’s interest is diluted to 15% or lower, such party’s interest will automatically revert to a 3% net smelter return.

     From the inception of the program in 1992 to December 31, 1997, SOQUEM had spent approximately $2,548,000 on the Meston property and $2,431,000 on the Chibougamau properties. To December 31, 2000, SOQUEM had incurred additional expenditures under the amendments of $200,000 on the Meston properties and $220,000 on the Chibougamau properties since the effective date of the 1997 amendments. Campbell is not responsible for sharing expenditures with respect to the referenced properties.

     During 2000, SOQUEM carried out exploration work totalling $75,000 on the Chibougamau properties. On the Meston property, only claim renewal costs of $3000 were incurred in 1999. No exploration work was completed in 2001.

     In 2002, a further amending agreement was entered into between SOQUEM and Meston under which SOQUEM has earned a 35% interest in the Meston property and a 40% in the Chibougamau property. Meston is now the operator and manager.

Business of MSV

     The Corporation’s wholly owned subsidiary MSV is principally involved in the production and development of gold and copper deposits in the Chibougamau region and along the Eastmain River in northwestern Quebec. MSV’s assets are comprised of a 26 % interest in CCR, owner of the Copper Rand 5000 project which owns the Copper Rand Mine and the Cedar Bay Property located 1 km of the Copper Rand Mine. MSV’s facilities also include a 3,000 ton-per-day concentrator. MSV also owns the Eastmain Mine which is currently closed along with numerous exploration properties hosting mineral reserves, including the Corner Bay “Inner Block”, located south of Chibougamau.

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

     Production commenced in 1959 and in 1981, Northgate Exploration Ltd. acquired the Copper Rand and Portage Mines, as well as other neighbouring mines and properties. In 1987, Westminer acquired the Mines from Northgate Exploration Ltd. and operated them until November 1992 when the Mines were placed on care and maintenance. In February 1993, MSV became a producing gold and copper company through the acquisition of the Copper Rand and Portage Mines (the “Mines”) from Westminer Canada Limited (“Westminer”). The Mines were re-opened in March, 1993 and an extensive exploration program was carried out. Only the Copper Rand Mine still hosts mineral resources.

     In February 1997, MSV announced the closing of the Portage Mine for September of that year due to the depletion of ore reserves. Concurrently, MSV announced that operations at the Copper Rand Mine would be suspended in October 1997 to enable the eventual development of the Copper Rand 5000 project (the “Project”). In August 1997, MSV confirmed that the feasibility study on the Project was positive and MSV would begin discussions to secure financing for the eventual development of the Project.

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

     In December 1999, MSV announced the creation of a new company, Corporation Copper Rand Inc. (“CCR”) for the purpose of financing the Project. The three partners in this project are the Solidarity Fund QFL, SDBJ and SOQUEM INC. who will each hold 28% of the capital. MSV will act as operator in this project and hold a 16% participation in the CCR. SDBJ, a Quebec government-owned economy-based corporation, has the mission to further the development of natural resources of the James Bay territory other than hydroelectrical resources within a perspective of sustainable development. SOQUEM INC. is a division of SGF Minéral inc., which is a subsidiary of the SGF (a Quebec government-owned corporation). Investissement-Québec is a government corporation with a full range of resources to both attract foreign investment and support the development of Québec-based companies of all sizes in order to create jobs. It makes use of significant financial levers to promote investment projects that meet the government’s economic development priorities. The mission of the SGF is to carry out economic development projects in co-completed operation with partners and in accordance with accepted requirements of profitability, in particular in the industrial sector.

     Copper Rand 5000 Project Background

     The original plan, approved in June 1998, was revised when the bank debt portion of the financing could not be secured and a revised plan was developed with several alternatives for consideration.

     A revised feasibility study, completed in April 1999, confirmed the economic feasibility of the Project. The revised study took into account mineral reserves and resources of 2.4 million tons grading an average of 1.70% Cu and 0.109 oz/t Au with a cut-off NSR of $35 per ton. The planned operation has a minimum life of 4.75 years, and the deposit remains open laterally and at depth with a possible extension toward the Cedar Bay mine, located about 4,000 feet west of Copper Rand. The selected option involves starting mining at the 4560 level instead of the 5030 level, which effectively decreases the deepening of shaft No. 4 and replaces the haulage drift on level 5000 with an inclined drift and conveyor linking shaft No. 4 to the Copper Rand 5000 deposit. This approach not only allows production to begin in the 23rd month of the project instead of the 33rd month but also decreases pre-production funding requirements.

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

     MSV presented a proposal to all of its creditors on December 4, 2000. The terms of the proposal were accepted by the creditors at a general meeting held for this purpose on December 21, 2000 and were ratified by the Superior Court of the Province of Quebec, Insolvency and Bankruptcy Division on January 9, 2001. In order to ensure the continuation of operations at the mine, to ensure availability of funds for the payment of certain debts and in order to pay the fees required by the trustees assigned in the matter of the proposal to creditors, the Partners agreed to make certain advances to MSV. As a consequence of these advances, MSV’s initial participation in the Project was reduced from 40% to 16%.

     On December 4, 2000, MSV entered into a number of agreements with the Partners for the realization of the Project. The agreements provided for the investment by the Partners and MSV in shares of CCR, the reimbursement of the advances made by the Partners, the transfer by MSV to CCR of the operating assets of the Project, MSV’s management of the Project and the conditions relating to the closing of the Project financing. Final Project financing agreements were signed on March 8 and on March 15, 2001.

     Financing of the Copper Rand 5000 Project and Details of the Management of the Project

     MSV has now transferred the operating assets for the Project to CCR, and MSV and its Partners now hold shares of CCR. The financing of the Project totals $45,943,544. The Project as finally approved included; the transfer of assets valued at $10,000,000 in return for a 16% interest in CCR, the possible issuance of unsecured 8% convertible debentures by MSV for a maximum of $15,000,000, the possible issuance of shares of the MSV, exchangeable into up to 21,512,195 Common Shares of Campbell in consideration of the exchange of interests held by the partners in CCR, the possible issuance of 2,439,025 Common Shares of Campbell to Investissement-Québec and the set-up of a guarantee by MSV in favour of Investissement-Québec. All common share are to be issued at a minimum price of $1.025 per share and convertible debentures have a conversion price of $1.025 per share. In July 2001, in accordance with the terms of their initial investment, SOQUEM and SDBJ exchanged part of their interest in CCR into convertible debentures of MSV increasing MSV interest in CCR to 26%. MSV issued an aggregate of $2.5 million of debentures bearing interest at a base rate of 8% annually escalating based on metal prices and CCR’s production levels. The debentures are convertible into Campbell Common Shares at a conversion price of $1.025 per share.

     Investissement-Québec has provided to CCR a loan and credit facility to fund the Project up to a maximum of $22 million, of which $16.5 million had been drawn at March 31, 2003. The loan provides that interest payment commences in March 2003 and repayment commences in June 2003 (in 16 quarterly payments). Under the loan and credit facility agreement, CCR has granted to Investissement-Québec a five (5) year option to acquire up to 25,000 CCR shares at a price of $100 per share for an aggregate amount of $2,500,000. The shares issued to Investissement-Québec upon exercise of the option are to be immediately converted into MSV common shares at a conversion price of $0.25 per MSV share resulting in the issuance of 10,000,000 additional MSV shares and thereby increasing MSV’s interest in CCR proportionally to the number of shares so converted. The facility is secured by a charge on the assets of CCR excluding inventory and receivables. As promoter and manager of the Project, MSV has guaranteed the Investissement-Québec loan.

     CCR has received a subsidy of $840,000 from Québec Ministry of Natural Resources and is eligible to receive $1,200,000 from the Centre local d’emploi (CLE) in training grants and $3,000,000 in mining tax credits.

     The initial project consisted of two phases. Phase I included the deepening of the shaft to a depth of 4,150 feet and the access to the ore via a 3,900 feet decline from level 3970 to the 4550 level. The total cost of Phase I was estimated at $39,000,000. Phase II included the continuation of the decline to access the 5000 level. The cost of Phase II was estimated at $7,000,000 and was to be financed from operating flows.

     In early 2002, the project was modified to eliminate most of the second phase by deepening the shaft by an additional 170 feet, eliminating most of the cost of the second phase. As of December 31, 2002 the deepening of the shaft and development of the 4150 level have been completed. Work on the 3,800 foot decline has begun with approximately 2,000 feet completed at April 30, 2003. A total of $28.6 million has been invested in the project at March 31, 2003. Once the ramp and ventilation raise are completed, work will begin on installing the conveyor followed by pre-production development. Commercial production is expected to commence in April 2004 at an initial rate of 50,000 ounces of gold and 8,000 tons of copper. However, due to the delay in commencement of production, additional financing will be required. The revised total budget is now $53.3 million, an increase of $7.3 million from the original budget. The increase is primarily due to the following factors; the additional 170 foot deepening of the main shaft, unplanned underground rehabilitation work, rehabilitation work on the mill required due to the inactivity since the 1997 shutdown, major mechanical repairs to the hoist, required training programs, the delays due to a lower than forecast rate of mine development, and the impact of fixed costs during the delay in commencement of production. Discussions are ongoing with the partners in CCR and potential investors to ensure adequate financing for the completion of the project.

     Principal Characteristics of Convertible Debentures

     The debentures are convertible at any time, at the option of the holders into common shares of MSV and will bear interest at a base rate of 8% annually plus added interest based on metals prices and CCR’s production volume. Additional approval by regulatory authorities will be required should the additional interest be converted into shares. The conversion price is $1.025 per share. Conversion of all the debentures issued would require the issuance of approximately 21,512,195 Common Shares of Campbell. The debentures are refundable as to 20% of capital on July 1, 2004, as to 40% on July 1, 2005 and as to 40% on July 1, 2006. The debentures are repayable by MSV, as of the first anniversary of their issuance, subject to an annual non-cumulative maximum of 25%.

     Beginning on the first anniversary, the debentures are convertible at the MSV’s option at a conversion price equal to the average closing price of Campbell’s Common Shares over the 20 trading days prior to conversion, on condition that the average closing prices of the Campbell’s Common Shares at the date of conversion over the 20 trading days prior to that date is at least equal to or greater than twice the adjusted conversion price under the terms of the debenture. Pursuant to exercise of its conversion rights, MSV can only convert debentures up to a maximum of the lesser of 25% of the number of Campbell Common Shares that are issued and outstanding on such date and 40% of the trading volume of the Campbell Common Shares on The Toronto Stock Exchange over the six month period prior to conversion. The terms of the debentures also provide for a 6 month waiting period between the conversion of any debenture by MSV and provide for an escalation in the conversion price of $1.025 for each US $10 increase in the price of gold above US $350 up to a maximum escalation of $1.64. MSV shall exercise its rights of conversion on a pro-rata basis between the Parties.

     Other Aspects of the Project

     MSV is the operator of the Project. The Board of Directors of CCR is comprised of five members, one appointed each of the Partners and MSV and the remaining member appointed jointly by the Partners. The management committee is also comprised of five members representing the same parties in the same proportions. CCR has a right of first refusal as to the shares of each shareholder should a shareholder wish to withdraw from participation in CCR. Subject to CCR’s right of first refusal, MSV also has a right of first refusal with regard to the shares of each of the Partners should a Partner withdraw from participation in CCR.

     Dilution and Control

     If all the Partners exercise their right to exchange their interests in CCR into convertible debentures of MSV between the 25th month and 36th month following issuance, following the subsequent exercise of their conversion right (capital and interest, if appropriate), plus the bonus to be paid as described above, and the options granted by CCR to Investissement-Québec are exercised and immediately converted into Campbell Common Shares, there is a potential issuance of a maximum of 23,951,220 Campbell Common Shares, comprised of a maximum of 21,512,195 to the Partners as well as the 2,439,025 Campbell Common Shares which could be issued to Investissement-Québec. Following the issuance of the above maximum number of Campbell Common Shares, MSV would own 100% of the Project.

     Geology

     The Copper Rand Property is part of the Lac Doré Complex, a stratified complex of intrusive origins, composed principally of meta-anorhosites and metagabbros. The prevailing meta-anorhosite rock is composed mostly (70 to 90%) of plagioclase rock which has been heavily altered to form zoïsites, clinozoïsites and epidotes. Frequent albitisation is observed. The plagioclase rock floats in a matrix of quartz, carbonate, sericite and chlorite rock. Sulfides are seldom found.

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

     Mineral Resources

     At December 31, 2000, the mineral resources at the Copper Rand Mine as confirmed, with limited independent sampling and testing, by Met-Chem Canada Inc., independent geological and mining consultants, in a reported to MSV dated April 12, 2001 were as follows:

		Grade	Grade
	Tons	(Au oz/ton)	(Cu %)

Measured	61,300	0.135	1.15
Indicated	1,842,400	0.096	1.56

NOTES:

1.	These estimates were verified internally by Alain Blais, a Qualified Person who has been employed as a geologist in the Chibougamau area since 1979.

2.	Details and parameters of resource calculations:

Calculation method	Bloc / vert. Long sect.

Cut off grade	$35 NSR
High-grade cut (Cu)/(Au)	6% / .40 oz
Dilution	16.2%
Mill recovery (Cu)/ (Au)	98.2% / 90.2%
Price assumption (Cu)	US$0.75 / pound
Price assumption (Au)	US$300 / oz
Exchange rate Can $/ U$	0.66

     Mining

     As of December 31, 2002 the deepening of the shaft and development of the 4150 level have been completed. Work on the 3,800 foot decline has begun with approximately 2,000 feet completed at April 30, 2003. Once the decline ramp and ventilation raise are completed, work will begin on installing the conveyor followed by pre-production development. Commercial production is expected to commence in April 2004 at an initial rate of 35,000 tons per month and ramping up to 45,000 tons over a mine life of almost five years based on current mineral resources with production expected to be approximately 50,000 ounces of gold and 8,000 tons of copper at this initial rate.

     For the Project, the sublevel open stoping with paste backfill mining method has been selected. The mineralized zone is divided into stopes that will be mined alternately with a backfill cycle. The spacing between sublevels is 80 feet from floor to floor, which is supported by a Golder Associates rock mechanics study. Alternating stopes are opened over a horizontal distance of 60 feet. Production takes place on each sublevel. The sublevels are accessed by secondary ramps that start at level 4730 and end at levels 4030 and 5030.

     The mining method is mechanized, which minimizes the personnel required for the operation. Hydraulic drills are presently used. The 3” diameter holes are drilled downward. The flexibility of the drills allows the stope openings to be limited to between 7 and 8 feet. The access and mucking drifts are located in the footwall of the deposit.

Copper Rand Mill

     General

     The Copper Rand Mill is housed in a 5,180 square meter building, which includes crushing and milling equipment, a control room and concentrate storage facilities. Ore at the Copper Rand Mill is stored in three ore bins with a capacity of 1,600 tons.

     Milling

     The Copper Rand concentrator has a rated capacity of 3,000 tons per day. The mill process includes two separate circuits: a flotation circuit and a gravity circuit. Gold recovered from the gravity circuit is melted on site and the doré bars are shipped directly to the Royal Canadian Mint for refining. The flotation circuit uses standard technology to produce a copper-gold concentrate.

     Environmental Fund

     MSV and Westminer created an environmental fund of $4.3 million to provide for the ultimate restoration and rehabilitation of the mining sites. Westminer contributed $2.4 million to this fund and Société de développement de la Baie James (“SDBJ”) indemnified Westminer against any future environmental liabilities related thereto. MSV Restoration Inc. is a single purpose wholly-owned subsidiary set up to carry out the site rehabilitation and restoration work of the properties acquired from Westminer Canada Limited by MSV. At December 31, 2002 the trustee of the fund had posted a $1,163,000 financial guarantee in respect of the rehabilitation plan which was approved by Quebec mining authorities.

     Tailings and Waste Disposal

     Tailings are disposed of in MSV’s tailings pond which meets all environmental requirements. The current disposal site has been used since 1974 exclusively for tailings generated from the Copper Rand, Portage and Eastmain Mines. Tailing disposal sites have been extensively examined and tested during the course of the preparation of MSV’s application for operating permits filed with the Ministry of the Environment (Quebec) and are regularly tested in accordance with existing environmental standards. Tailing disposal sites meet all existing environmental requirements and standards. Waste rock from the Copper Rand Mine that cannot be dumped underground is hoisted to surface and stored in a 240 ton bin adjacent to shaft #4 before being transferred to a waste dump located south of the shaft.

     Royalties

     As part of the consideration for acquiring the Mines from Westminer, MSV agreed to pay the former a royalty of $0.375 per ton of ore milled at the Copper Rand Mill commencing on February 26, 1995. This royalty may be repurchased by CCR at any time after February 26, 1998 for $750,000.

     In addition, SDBJ is entitled to a royalty of $0.250 per ton of ore milled at the Copper Rand Mill during the first two years following the acquisition. This royalty increases to $0.375 per ton of ore milled thereafter. Finally, SDBJ is entitled to a royalty premium of $0.250 per ton of ore milled if the net smelter return per ton of ore produced at the Copper Rand Mill exceeds a base amount of $70 a ton. The base amount of $70 per ton is to be indexed quarterly based upon the Consumer Price Index published by Statistics Canada, 1993 being the base year. The SDBJ royalty is payable monthly. This royalty may also be purchased by CCR at any time for $750,000.

Corner Bay

     Location and Title

     The Corner Bay “Inner Block” Property, located in the Townships of Lemoine and Obalski, Province of Quebec, is approximately 55 km south of the City of Chibougamau. Easily accessible by road, the Inner Block is located within the Corner Bay “Copper” Property and is composed of l6 contiguous claims covering an area of 256 hectares.

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

     In October 1994, MSV and Cache Explorations Inc. (“Cache”) jointly acquired the Corner Bay “Inner Block” Property (“Inner Block”) from Corner Bay Minerals Inc. (“Corner Bay”) and SOQUEM in consideration of the payment of certain royalties. In order to earn this interest, MSV undertook to invest $8 million to bring the deposit into production, to provide technical support and to mill the ore at cost. In October 1995, MSV acquired the remaining 45% interest when it merged with Cache. In December 1997, MSV renegotiated an agreement with Corner Bay Minerals Inc. and SOQUEM INC. modifying the earlier agreement of October 14, 1994 regarding the acquisition of the Corner Bay Property. Under the new agreement, MSV acquired the property for a total consideration of $1,560,500, part of which was payable in cash with the balance payable in common shares. These obligations of MSV were discharged in 2001 as part of MSV’s proposal to creditors discussed above (See page 23 under The Copper Rand Mine). As additional continuing consideration, MSV will pay the 2% net smelter royalty described below.

     MSV had planned to begin developing the Corner Bay “Inner Block” Property in the second half of 1996 by driving a ramp from surface to a final depth of 340 metres. Because of a drop in copper prices at the end of the first half of 1996, management postponed this development. In 2002, the feasibility of developing Corner Bay was again considered and development postponed.

     Geology

     The Corner Bay “Inner Block” Property is situated within the anorthostic zone of the Lac Doré complex. Although a few mineralized zones have been intersected outside the known Main Zone, this zone is presently considered to be the only potential copper deposit. The Main Zone shows a strike bearing more or less continuously at N 10°W. To the north, it is intersected by a gabbroic dyke while to the south, the zone is limited by the presence of a deformation corridor striking NE-SW. The thickness of the shear zone is variable from 2 to 25 metres, and its abrupt dip is 80-85° to the west. Furthermore, it shows a lateral extension of more than 700 metres and its depth has been confirmed by drilling down to the 600 meter level.

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

     Mineral Resources

     As at December 31, 2000 the Corner Bay property had the following mineral resources as confirmed, without independent sampling and testing by Met-Chem Canada Inc., independent geological and mining consultants in a report to MSV dated April 12, 2001:

		Grade
	Tons	(Cu%)

Inferred	749,900	6.33
Indicated	101,000	7.00

NOTES

1.	These estimates were verified internally by Alain Blais, a Qualified Person who has been employed as a geologist in the Chibougamau area since 1979.

2.	Details and Parameters of Resource Calculations are as follows:

Calculation method	Polygon / vert. Long sect.

Cut off grade	3.75 % Cu
High-grade cut (Cu)	None
Dilution	25%
Mill recovery(Cu)	98%
Price assumption (Cu)	.90 US$ / pound
Exchange rate Can $/ US$	0.70
Year of calculation	1994

     Royalties

     MSV will pay a 2% net smelter royalty for any minerals mined from the property after production of 750,000 tonnes (70% to Corner Bay and 30% to SOQUEM).

The Eastmain Mine

     Location and Title

     The Eastmain Property (“Eastmain” or the “Property”), consisting of a block of 384 unpatented contiguous mining claims, is situated in the Mistassini Territory, District of Abitibi, Québec. It is located at a distance of 310-km Northeast of Chibougamau. MSV holds a mining lease covering the mine. MSV was the sole owner of the Property. A first interest of 49% was acquired in April 1988 after spending $9 million on exploration work on the Property through a joint venture with Placer Dome Inc. in 1987-1988. The remaining 51% was acquired from Placer Dome Inc. in September 1988.

     History

     Sporadic work commenced on the Property in the early 1940’s. In 1970, Placer Development Ltd. carried out a drilling program consisting of seven drill holes which revealed the presence of a gold zone (the A Zone). Exploration resumed in 1981-1982 when Placer Development Ltd. conducted an electromagnetic survey by helicopter, geophysical surveys, and a drilling program consisting of 34 drill holes (5,639 m.) which led to the discovery of two other gold zones, the B and C zones.

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

     Based on internal studies and with confirmation by independent consultants, MSV decided in October 1994 to begin development of the Eastmain Project as a 500 tonne-per-day underground mine with the broken ore to be transported during the winter to Chibougamau for further processing. This scenario did not prove successful and the mine was closed in the fall 1995. The installation of a small mill on site and the completion of the winter road for year-round access would be required for the operations to resume. An environmental impact study is currently being completed and will be presented along with our authorization certificate request to the Ministère de l’Environnement.

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

     The local stratigraphy is based on sparse outcrops and drill hole data, the area being covered by 5 to 15 metres of overburden. The rocks in the area are overturned, strike about 325° and dip approximately 30° to 40° north. They consist predominantly of felsic metavolcanics, mafic to ultramafic metavolcanics and a siliceous sulphide-bearing chert. The rocks have been intruded by younger dykes and sills of both felsic and mafic composition. Faulting occurs, but is not well understood due to the lack of outcrops.

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

     Mineral Resources

     As at December 31, 2000, the Eastmain Mine had the following mineral resources as confirmed, without independent sampling and testing and without site visit nor core examination, by Met-Chem Canada Inc. independent geological and mining consultant in a report to MSV dated April 12, 2001:

		Grade
	Tons	(Au oz/ton)

Measured	125,100	0.265
Indicated	786,600	0.294

Notes:

1.	These estimates were verified internally by Alain Blais, a Qualified Person who has been employed as a geologist in the Chibougamau area since 1979.

2.	Details and parameters of mineral resource calculations are as follows:

Calculation method	Bloc / horizontal. Long sect.

Cut off grade	0.126 oz Au/T
High-grade cut (Cu)/(Au)	None / 2.0 oz
Dilution	28%
Mill recovery(Cu)/ (Au)	N.A. / 90%
Price assumption (Au Cu)	US$375/ oz
Exchange rate Can $/ US$	0.70

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

     When pre-production came to a halt, the site was deserted and the mine flooded. The camp is now being used to accommodate exploration teams.

     Mining

     Access to the ore body is via a ramp from surface. The ramp excavation is completely mechanized with a jumbo, scooptrams and diesel trucks.

     Mining was carried out by a shrinkage stoping method modified to accommodate the geometry of the Eastmain orebody. Because of the shallow dip, scrapers were used to level the broken ore and to empty the stopes. All drilling is done by jacklegs and stopers. Ore was brought to surface by 26 ton trucks where it was stockpiled. The stockpile was then crushed and carried over the winter road during the period from January to April for treatment at the Copper Rand Mill. In 1995, the mine provided the mill with 46,811 tons before closing. This ore was processed at the Copper Rand mill during the first quarter of 1996. A total of six stopes are developed in zones A and B, so that production could resume shortly after dewatering of the mine. A $1,500,000 accrual has been provided in respect of rehabilitation and reclamation at the Eastmain Property.

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

     To consolidate its position in the Chibougamau area, MSV acquired the Cedar Bay, Henderson I and Henderson II properties (the “Properties”) from Meston in June of 1993. In consideration of this acquisition, MSV agreed to assume all environmental and rehabilitation obligations of Meston related to the Properties, to completely exonerate Campbell from its obligations to de-water the Henderson II and to pay Meston a 3% net smelter royalty on any minerals mined from Cedar Bay after recovery of all initial capital costs (excluding interest), and after production of not less than 4,000,000 tons of ore. Since 1994, 196,195 tonnes of ore have been extracted from the Cedar Bay mine.

     The Cedar Bay Property was acquired by MSV to permit continued mining of the mineralized zones at Copper Rand that continue at depth. In 1993 and 1994, MSV conducted an exploration program on the Property from the underground workings of the Copper Rand Mine in order to define a mineralized zone of sufficient size and quality to justify its reopening. Encouraging results from this program point to the presence of several mineralized zones with economically viable gold and copper grades between the 3200 and 3840 levels directly underneath the last operating levels. These mineralized zones could eventually be developed after the Copper Rand 5000 project has been put into production. The surface installations were dismantled in the spring of 1997. The Cedar Bay Property has good exploration potential and is now part of the Copper Rand 5000 Project, It was transferred to CCR in which MSV holds a 26% interest.

Exploration Properties

     In December 1997, MSV acquired a 100% interest in 22 new properties and a participation in four other properties located in the Chibougamau area including 50% in the Beltac Property, (the other 50% being held by SOQUEM), 50% in Gwillim Gold Property, (the other 50% being held by Golden Goose Resources), 75% in the Lada Property, (the other 25% being held by Minefinders Corporation Limited) and 50% in the Lac Taché Property, (the other 50% being held by Bitech Corporation. Should MSV commence commercial production on any of the acquired properties, it will then pay the amount of $250,000 or the equivalent in common shares. Additional sums of $250,000 or the equivalent in common shares, are payable should production reach 500,000 tons and 1,000,000 tons. In 2001, MSV sold its interest in the Lac Taché Property for $25,000, a 2% net smelter returns royalty and a right of first refusal to process any ore from the property.

     In 1997, MSV proceeded with the creation of a new mining exploration company, ARCA Explorations Inc. On November 26, 1997, MSV declared a dividend payable to all shareholders listed at the close of business November 25, 1997. This dividend consisted of one ARCA share for each 10 MSV share. In April 1998, MSV signed an agreement with ARCA Explorations Inc. for the sale of the Lac Antoinette, Rohault, Cuvier Est and Fenton Firstake properties. The agreement provides for the issuance of a balance of 800,000 common shares by Arca, at such time as the occurrence of the following events, for each of the properties: for commercial production, 100,000 common shares and once commercial production reaches 1 million tonnes, an additional 100,000 common shares. This agreement also enables ARCA to acquire a 100% participation in the Lac Doré Property in consideration of ARCA investing $750,000 in exploration work in the next few years. These properties are subject of a mill right in favour of MSV and all properties are also subject of a right of return should the claims be abandoned.

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

Business of GeoNova

     The activities of GéoNova consist mainly of the acquisition, exploration and development of mining properties. Its strategy is to focus on exploration in the Province of Québec and more specifically, in the Abitibi region.

     In August 2000, GéoNova announced an initial agreement for the acquisition of all the interests and mining rights owned by Corporation Ced-Or in the Bachelor Lake property. The acquisition of the Bachelor Lake is part of a long-term strategy that should allow GéoNova to develop, in addition to its Bachelor Lake Property, its Discovery Project, located 125 kilometres to the west of the Bachelor Lake mill. In addition, the Bachelor Lake mill could be used as a regional mill, allowing either acquisition of or custom milling for other deposits in a 100-150 kilometre radius.

     On April 17, 2001, GéoNova announced the final terms of the agreement providing for a total consideration of $3,250,000. Such consideration is to be paid as to $1,500,000 by the issuance of 10,000,000 GéoNova Shares at an issue price of $0.15 per share; 5,000,000 shares to be issued in May, 2001 with the remaining 5,000,000 shares to be issued on the first anniversary of the transaction. The $1,750,000 balance of the consideration is to be paid in the form of a net smelter royalty. In accordance with the rules of the Montreal Exchange, the GéoNova Shares are being issued pursuant to an escrow agreement. Under the terms of the escrow agreement, the shares will be released over a six year period with 5% being released on signature, 5% on each six month anniversary date until the 30th month and thereafter, 10% on each six month anniversary date until full release. Upon release from escrow, pursuant to the Merger, the GéoNova Shares will be exchanged into Common Shares of Campbell.

     In November 2000, GéoNova signed a letter of intent with Silver Leap Technologies Inc. (“Silver Leap”) that provided for the latter to carry out a reverse take-over of GéoNova. This agreement also provided for a $200,000 private placement to Silver Leap at an issue price of $0.15 per share. On March 30, 2001, GéoNova and Silver Leap terminated the agreement due to market conditions and agreed to a $100,000 private placement under which GéoNova undertook to issue 666,667 shares at an issue price of $0.15 per share.

Discovery Project

     The Discovery area was prospected for gold beginning in the 1930’s. From 1975 to 1990, mining activity increased in this area and elsewhere in the Abitibi region, leading to the delineation of the Discovery Zone by Homestake Mineral Development Company (“Homestake”). On the Borduas-Martel property, American Metal Co. Ltd. conducted the first exploration on the property in 1957. Magnetic and electromagnetic surveys were carried out on the central portion of the property. In 1960, Kerr-Addison Gold Mines Ltd and Roberval Mining Corp. drilled three diamond drill holes to test the magnetic and electromagnetic targets previously identified in the northern part of the property. These holes intercepted tuff units containing massive to semi-massive pyrrhotite as well as quartz-carbonate veins and veinlets.

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

     In April 1994, GéoNova entered into an option agreement with Homestake to acquire a 51% interest in the Desjardins and Gander properties. On April 16, 1997, GéoNova acquired the Desjardins portion of the Discovery Project from Homestake.

     In November 1994, GéoNova entered into an option agreement entitling it to acquire a 100% undivided interest in the Borduas-Martel property. GéoNova exercised its option and became the sole owner of the Borduas-Martel property in February 1999. In December 2000, the agreement was amended and GéoNova undertook to issue 350,000 GéoNova Shares for the cancellation of a provision pursuant to which GéoNova had agreed to pay $100,000 annually as an advance royalty payment.

     On October 8, 2002, Strateco Resources Inc. (“Strateco”) signed a final agreement with GéoNova Explorations Inc., under which Strateco has the option to acquire a 50% interest in the Discovery gold project. The agreement was subject to a due diligence study, which was completed for Strateco to its satisfaction by the Toronto engineering firm of Steffen Robertson and Kirsten (Canada) Inc. (“SRK”). SRK also conducted a regional structural study and a structural study of the Discovery zone for Strateco. The agreement provides for Strateco to acquire its 50% interest in the Discovery project by funding $4,500,000 in exploration over four years, including $750,000 the first year, and by issuing 600,000 common shares of Strateco with 300,000 issued upon signature. Each share will be accompanied by half a warrant valid for a period of 24 months. One warrant enables its holder to acquire one share of Strateco at a 20% premium over the average weighted price on the TSX Venture Exchange over the ten days preceding the date of issuance. Strateco has completed 2,000 metres of drilling in late 2002, which was followed by a program of about 10,000 metres of drilling commenced in 2003, aimed at testing the known gold-bearing zones at depth and laterally in order to increase the resource.

     Location, Access and Ownership

     The Discovery Project is comprised of the contiguous Desjardins and Borduas-Martel properties. The Desjardins and Borduas-Martel properties are located in Bruneau and Desjardins townships about 205 km west southwest of Chibougamau, Québec. The property is accessed via a network of secondary logging roads connecting to provincial highway 113, as well as by the CN railway track.

     The Desjardins property consists of 28 contiguous claims covering an area of 959.8 hectares in Bruneau Township. GéoNova has a 100% undivided interest subject to a 1% NSR on certain claims and a 3% NSR on the remaining claims retained by Homestake. In addition, the 14 claims affected by a 1% NSR are also subject to a 20% net profits interest held by Noranda Inc.

     The Borduas Martel property consists of 41 claims covering 728 hectares. In 1999, GéoNova exercised an option granted to it by Messrs. Borduas and Martel and acquired a 100% undivided interest in the property subject to a royalty equal to the greater of 2% NSR or ($1.00) per tonne for any mineral substance processed and/or sold.

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

     The Taibi Group and the Vezza-Bruneau Sequence host numerous polymetallic and gold occurrences and deposits. Almost all the deposits are associated with the Casa-Bérardi and Douay-Cameron deformation corridors, which lie at the contact of the Cartwright volcanics and the Taibi sediments. The gold is generally associated with quartz-Fe carbonate veins and veinlets encased in the shear zones associated with intrusive and volcanic mafic rocks. The gold-bearing zones are generally folded and associated with quartz-feldspar porphyries. The mineralized zones are often associated with structural phenomena such as fold nose and/or fault intersections.

     More specifically, the Discovery project geology consists of a band of magnetic rocks varying in thickness from 50 to 200 metres over a distance of 5 km along a NW-SE striking axis. These rocks consist of gabbro and quartz diorite sills sitting in the upper portion of a volcanic sequence at the contact of Taibi Group sediments to the north. These rocks are affected by a series of subvertical ductile-brittle shear zones several tens of metres thick, associated with the gold mineralization. The shear zones show intense alteration and contain 10 to 100% quartz-ankerite-albite-

sulfide veins and veinlets. The gold occurs at the contact of the veins and the altered host rock, associated with the sulphides and/or as isolated grains.

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

     The latest mineral inventory estimate was performed internally in December 1997 by the GéoNova’s staff using the polygon method on longitudinal sections. No dilution or mining factor were taken into account. This estimate was confirmed, without independent sampling and testing or site visit, by Met-Chem Canada Inc., independent geological and mining consultants, in a report to GéoNova dated April 12, 2001. Using a cut-off of 2.0 g/t Au the indicated and inferred mineral resources are respectively 703,409 tonnes at 5.04 g/t Au with an average thickness of 6.08 metres and 1,417,111 tonnes 5.15 g/t Au with an average of 7.23 metres. Using a cut off grade 3.0 g/t Au, the same categories show respectively 506,392 tonnes 6.09 g/t Au with an average thickness of 3.08 metres and 969,454 tonnes at 6.43 g/t Au with an average thickness of 3.19 metres.

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

     The Chevrier Project

     Pursuant to the agreement between Inmet Mining Corporation (“Inmet”) and GéoNova dated November 13, 1995 and amended April 30, 1999, October 15, 1999 and November 30, 2000 GéoNova had the right to acquire 100% of Inmet’s interest in these claim blocks in consideration for work and a feasibility study completed by December 31, 2003. Upon completion of the study, Inmet may re-acquire a 50% interest by reimbursing 100% of the expenses incurred by GéoNova. In addition, on the Dolbo block, pursuant to an agreement between Cambior Inc. and GéoNova dated July 21, 1997 and amended November 27, 1997, October 15, 1999 and November 27, 2000, GéoNova may acquire 100% of Cambior’s interest in consideration of work. These blocks are subject to royalties of up to 3% NSR with, in some cases, an additional NPI of 7.5 to 10%. In November 2000, GéoNova renegotiated the terms of this agreement and obtained the postponement of all of its obligations under the terms of the option in consideration of the issuance of 250,000 additional shares to Inmet.

     Pursuant to a further amendment, in October 2002, Campbell issued 100,000 common shares to Inmet as partial consideration for the acquisition of 100% of the Chevrier property.

     Location, Access and Ownership

     The Chevrier Project claims are located near Campbell’s Joe Mann Mine in Fancamp, Hauy and Queylus townships, about 30 km southeast of Chapais and 35 km south of Chibougamau, Québec, and are easily accessed by a network of logging roads. The project is comprised of five claims blocks including 316 mining claims covering 5,033 hectares located in Fancamp, Hauy and Queylus Townships. Four of the claim blocks are owned by Inmet Mining Corporation with the remaining claim block owned by Inmet as to 64.25% with the remaining 35.75 % owned by Cambior. GéoNova takes all the necessary measures to renew the claims forming these properties.

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

     During the period from 1985 to 1994, Inmet carried out grass roots exploration including line cutting, stripping and geological and geophysical surveys and approximately 49,000 metres of diamond drilling in 160 holes. From 1996 to 1998, GéoNova drilled and additional 23,000 metres in 70 holes.

     Mineral Resources

     The mineral resource is distributed over fourteen lenses in the Chevrier zone. Inferred mineral resources at December 31, 2000 are estimated at 3.5 million tonnes grading 5.10 g/t Au. Mineral resources were calculated by the GéoNova’s staff in August 1998, using the polygon method on longitudinal sections with a cut-off grade of 3.0 g/tonne Au, an average thickness of 3.48 metres for the mineralized zones. No dilution or mining factor was taken into account. This calculation was again verified internally in January 2000 by Jean Girard, a Qualified Person, employed by GéoNova as a geologist since 1994, and confirmed, without independent sampling and testing and without site visit nor core examination, by Met-Chem Canada Inc., independent geological and mining consultants, in a report to GéoNova dated April 12, 2001.

The Bachelor Lake Property

     Prospecting was first done on the property by O’Brien Gold Mines Ltd. from 1946 to 1949. This work resulted in the discovery of a mineralized showing in a shear zone to the east of the O’Brien granite. Stripping and drilling located the same zone on the west side of the granite. In 1961, Sturgeon River Mines Ltd. acquired the property rights. The work done by this company included sinking a three-compartment shaft to 1,111 feet, and developing seven levels 150 feet apart. From 1972 to 1975, various surface and underground exploration programs were conducted, outlining drill-indicated reserves of 739,000 tons grading 0.18 ounces of gold (opt Au).

     Bachelor Gold Mines Ltd. (“Bachelor”) was created in 1980 to mine the deposit. Mining operations began in 1982. From 1982 to 1989, Bachelor mined 958,360 tons grading an average 0.15 oz/ton. A 500 ton per day mill as well as a tailings pond and all related infrastructure were built. In January 1990, Acadia Mineral Venture Ltd (“Acadia”) drove 550 feet of drifting (two drill stations) and carried out 15,772 feet of diamond drilling (34 holes). In 1992, the mine was flooded. In 1994, Société Minière Espalau (“Espalau”) merged with Bachelor and the Bachelor Lake property became wholly-owned by Espalau.. In the summer of 1995, Géospex carried out, on Espalau’s behalf, a program of ten holes, on the Bachelor Lake property for a total of 8,438 feet of drilling. A revised reserve estimate was then performed to take into account the new drill results at depth.

     GéoNova acquired its interest in March 2001 for a consideration of $3,250,000 payable as follows: $750,000 through the issuance of 5,000,000 common shares at $0.15 per share upon closing of the agreement, $750,000 through the issuance of 5,000,000 common shares at $0.15 per share at the first anniversary of the agreement, and a maximum of $1,750,000 payable through an NSR on ore from the Bachelor Lake deposit or on ore from other deposits controlled by GéoNova and processed at the Bachelor Lake mill. The GéoNova Shares are subject to escrow as discussed elsewhere in this Proxy Circular. The NSR ranges from 0.25% to 2.00%, depending on the origin of the ore and the gold price.

     GéoNova also acquired buildings located on the Bachelor Lake mine site, including in particular an office, a shop, a dry, a compressor room, a headframe, a cyanidation plant and a crusher room.

     Location and Access and Ownership

     The Bachelor Lake property is situated about 135 km west southwest of Chibougamau, along Route 113 in Lesueur Township, in the Abitibi region of Québec. The mining property is in the James Bay sector. The property includes 51 claims and one mining concession for a total area of 1,839.69 hectares in Lesueur Township in Quebec’s Abitibi region. GéoNova owns a 100% undivided interest acquired from Corporation Ced-Or pursuant to a purchase and sales agreement dated March 30, 2001.

     Geology

     The property is located in the south-eastern part of Superior Province. It is part of the volcano-sedimentary pile found at the junction of the Chibougamau belt and the Caopatina-Desmaraisville band. The rocks are all Archean in age, except the diabase dikes, which are Proterozoic.

     The geology seen in the Desmaraisville area includes rocks composed of mafic volcanic flows and associated comagmatic dykes, with intermediate to felsic volcanic flows and volcanoclastites in the upper levels. The volcanics are overlain by immature clastic sediments (conglomerates, greywackes and argilites). Shear zones mark the transition between the units, although the sediments lie concordantly with the volcanics. Mafic intrusions of diorite to pyroxenite composition are seen in the form of dikes, sills or stocks in the volcanics. Felsic plutons (granitic, syenitic, tonalitic or granodioritic) intersect all the volcano-sedimentary piles. All the lithologies are cut by lamprophyre dikes of uncertain age and by Proterozoic diabase dikes. During the Kenorean orogeny, the Archean rocks became folded and faulted in an east northeast — west southwest to east-west direction, except in the vicinity of certain intrusive bodies, where structural complexity increases and the regional greenschist metamorphic facies becomes an amphibolite cornean facies. Two major shear zones, the Opawica and Wachigabau faults, cross the region in a ENE-WSW direction. They are cut by north northeast — south southwest faults.

     The property geology consists of a pile of volcanic flows (basalt to rhyodacite) containing an abundance of felsic rock fragments. This volcanic pile is crossed by the O’Brien granite and numerous lamprophyre, kimberlite, gabbro and diabase dikes. The volcanic units strike 025o to 065o and dip strongly to the northwest. The mineralized zones are primary composed of silica, hematite, 2 to 10% pyrite and a greater or lesser quantity of calcite, quartz veins, epidote, chlorite, fluorine, micas and magnetite. There are five large fault systems cut the mineralized zone striking about 110o: sub-horizontals; ENE, dip approximately equal to 60o; ENE, dip approximately equal to 80o; NNE to NE, dip > 75o; NW, dipping between 65o and 90o.

     Mineral Resources

     Mineral resources were estimated by Géospex Services Inc. in 1993 using a cut-off grade of 0.10 oz. Au/ton, a minimum mining width of 5.0 feet. They updated their work in 1994, 1995 and 1997. The detailed calculations were reviewed by Roche in 1997 and verified and reclassified (to accommodate the new regulation of the NI 43-101) by SNC-Lavalin in 1999. The Bachelor Lake deposit is estimated to contain an undiluted measured mineral resource of 204,454 tons grading 0.257 oz Au/ton and an indicated mineral resource of 216,685 tons grading 0.315 oz Au/ton in three zones (Main, B and A). It also contains an undiluted inferred mineral resource of 256,285 tons grading 0.304 oz Au/ton. The mineral resource estimates were confirmed, without independent sampling and testing and without site visit nor core examination, by Met-Chem Canada Inc., independent geological and mining consultants, in a report to GéoNova dated April 12, 2001.

Berthiaume Syndicate

     The Berthiaume Syndicate (the “Syndicate”) is a joint venture created on May 1, 1996 following the acquisition of mining properties by the mining syndicate known as the Beep Mat-1995 Syndicate, created in May 1995. The Syndicate consists of five mining exploration companies with initial interests as follows: Freewest Resources (22.5%), Ressources Unifiées Oasis (22.5%), Soquem (22.5%), EX-IN (10%) and GéoNova (22.5%). In 1997, EX-IN did not participate in exploration, and its interest was diluted to 9.44% while the interest of the other partners rose to 22.64% each. Partners Ressources Unifiées Oasis and Freewest Resources did not fund their portion of the 1998 program nor their portion in relation to EX-IN’s non-participation for that period as well as for the fall of 1997, and their interests were diluted. EX-IN, Freewest and Oasis all declined to participate in the summer 1999 program and costs were split 50-50 between Soquem and GéoNova. At October 31, 1999, the interests of the companies were as follows: Freewest (20.04%), Oasis (20.04%), EX-IN (8.41%), Soquem (25.75%) and GéoNova (25.75%). Only Freewest, Soquem and GéoNova participated in work conducted in 2000 in respective proportions of 28%, 36% and 36%. Interests will be recalculated shortly. GéoNova has been the project operator on behalf of the Syndicate since February 1997. When a partner’s interest falls below 10%, it can choose to convert the residual interest into a royalty. Partners who become diluted and convert their residual interest into a royalty share a 2% NSR equally among them. Half the royalty (1%) may be repurchased by any future mine operator for $1,000,000 in the first year of production from a deposit discovered on the property. Notwithstanding the above, no member of Syndicate may receive a royalty of more than 1% NSR or payment of more than $500,000.

     Property, Location and Access

     The Syndicate’s properties consist of 477 claims on two properties; Berthiaume which is comprised of 226 claims, covering 3,609 hectares, and Noyelles which is comprised of 251 claims covering 4,016 hectares. These properties are situated in Berthiaume, Noyelles and Le Tardif townships, approximately 60 kilometres northwest of Lebel-sur-Quévillon and are less than 25 kilometres from the Discovery Project.

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

     On the Noyelles property, gold mineralization is associated with horizons of silica sediments and ferrous sediments in a shear zone. These horizons are located about 100 metres north of a magnetic banded-iron formation. Exploration work conducted by the Syndicate to date includes Beep-Mat prospecting, line-cutting, geophysical and geological surveys, stripping and 3,558 metres of drilling in 34 holes. Overall, this work resulted in the identification of numerous discontinuous and/or fold zones and geophysical or geochemical anomalies that should be tested in the future. The “Km55” and “Ludger” gold showings merit further exploration.

Pitt Gold Property

     In June 1998, GéoNova announced the execution of an agreement allowing it to acquire, from Santa Fe Canada Inc., the Pitt Gold property in Duparquet Township, about 30km northwest of Rouyn-Noranda, Québec. In December 1999, GéoNova granted Soquem Inc. an option to acquire an interest in this property. Soquem Inc. is the project operator.

     On May 18, 1999, GéoNova signed an agreement with Santa Fe Canadian Mining Ltd. (“Santa Fe”), a wholly-owned subsidiary of Newmont Gold Corp., for the acquisition of a 100% interest in the Pitt Gold property. An underlying novation agreement among Santa Fe, GéoNova and Alain Cotnoir, Jacques Beauchemin, Jeanne Cotnoir and Maude Cotnoir (The “Cotnoir-Beauchemin group”) was also signed on October 27, 1998 pursuant to which GéoNova assumed, in Sante Fe’s stead, Sante Fe’s commitments to the Cotnoir-Beauchemin group. By agreement dated October 19, 1999, the Cotnoir-Beauchemin group and GéoNova agreed to replace these commitments with payment of $35,000 to the Cotnoir-Beauchemin upon final signature between GéoNova and another party of a final agreement to perform work on the property, and $40,000 on or before February 28, 2002, plus a 2% NSR. By paying $800,000 or $900,000 depending on the property potential, the NSR may be reduced to 1%.

     SOQUEM Inc. has an option on the property pursuant to an agreement dated May 23, 2000 as amended June 1, 2000. This agreement allows SOQUEM to acquire an initial 50% undivided interest in the property in consideration of $225,000 in exploration work carried out by July 31, 2002. Once this interest is acquired, SOQUEM may choose to form a 50-50 joint venture with GéoNova or acquire an additional 30% undivided interest by incurring $400,000 in exploration expenses on its own, on or before July 31, 2004. Subsequently, GéoNova can choose to form a 20-80 joint venture with Soquem or convert its 20% undivided interest into a 1% NSR. SOQUEM is the project operator.

     Location, Access and Ownership

     Located in Duparquet Township about 30 km northwest of Rouyn-Noranda, Québec, the property consists of two contiguous claim blocks. The main block, the Pitt, is comprised of 20 claims that are subject to a 2% NSR held by the Cotnoir-Beauchemin group. The Pitt block extension, located at the south-east corner of the former, consists of four claims. The property covers a total area of 384 hectares and is easily accessible by Route 393, which is a few hundred metres off the northern boundary of the claims.

     Geology

     The Pitt property lies within the volcano-sedimentary belt of the Archean-age Abitibi subprovince. The rocks on the property include mafic to ultra-mafic volcanics and sediments intercalated with numerous quartz-feldspar porphyries. The Destor-Porcupine fault, a major regional auriferous structure, crosses the Pitt property. Numerous gold showings are found all along this structure, as well as numerous active and former producers stretching from Timmins in Ontario to Destor in Québec. These deposits occur in a geological and structural environment similar to the one on the property.

     The Pitt property contains numerous gold-bearing structures, subsidiary to the Destor-Porcupine fault to the north, the most important of which are the “Stinger zone” and the “Pitt South zone”. These are characterised by altered shear and/or brecciated zones that contain quartz-carbonate veining and sulphides, and they are in or at the contacts of the quartz-feldspar porphyries. The sulphides present are mainly pyrite with some small concentrations of chalcopyrite, galena and sphalerite. Fine grains of gold are often seen in the mineralized zones. After compiling old data and conducting some grass-roots work, Santa Fe Canada carried out a drill program consisting of 28 holes totalling 16,691 metres for over $1 million between 1995 and 1997. Soquem and GéoNova intend to compile all the old and recent data, and to continue to explore these mineralized zones and the property in general.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis

Our financial objectives are to build shareholder value by increasing production and reserves through internal growth, to acquire properties that bring added value, to maintain operational flexibility and to minimize unit production costs.

The 2002 financial statements present Campbell’s results of operations and its financial position. These consolidated financial statements were compiled using Canadian generally accepted accounting principles, and are accompanied by a note explaining the differences between Canadian and United States GAAP.

These financial statements present information regarding the financial position and results of operations for the last three years. Since 2001, Campbell has undertaken a new business plan to concentrate on its operations in the Chibougamau mining camp in the Province of Québec. To properly evaluate future results, the present text must be read in light of this change in focus.

During 2000, the Joe Mann Mine in Canada and the Santa-Gertrudis mine in Mexico were in production for part of the year. Production was suspended in the third and fourth quarters due to high operating costs at the Joe Mann Mine and depletion of reserves at the Santa-Gertrudis mine. At December 31, 2000, Campbell took a $24.8 million write-down on the value of its mining properties.

As part of its new focus, Campbell sold its properties in Mexico and Panama in 2001 and 2002. The Cerro Quema property in Panama was sold in 2001, producing a small gain and the Santa-Gertrudis mine and other properties in Mexico were sold during 2002, with a gain of $777,000.

A review of the Joe Mann Mine, including an evaluation of the mineral resources and reserves, was initiated in 2000 and enabled the implementation of a development program carried out over four months and an exploration program spread out over 17 months. These programs, which required a $10 million investment, began in November 2001. Commercial operations were resumed in April 2002.

During June 2001, Campbell concluded a merger agreement with MSV Resources Inc. and GeoNova Explorations Inc. This merger enabled Campbell to increase its interest in the mining camp in the Chibougamau region of Québec and surrounding areas.

Copper Rand Targets Commercial Production in 2004

At the 26% owned Copper Rand Mine, the deepening of the existing shaft has been completed and 785 feet of the 3,800-foot decline ramp has been driven. Completion of the decline ramp is scheduled for the latter half of 2003 and rehabilitation of the mine’s infrastructure is currently underway. Commercial production is expected to begin in the first half of 2004, at an initial rate of 35,000 tons per month and ramping up to 45,000 tons over a mine life of almost five years based on current mineral resources.

Results

For the year ended December 31, 2002, Campbell recorded a net loss of $5.1 million ($0.13 per share), compared with a net loss of $4.4 million ($0.18 per share) for 2001, and a net loss of $41.9 million ($2.66 per share) for 2000.

During the year ended December 31, 2002, 32,500 ounces of gold were produced from the Joe Mann Mine, including 4,710 ounces during the development period. The cash operating cost per ounce for the ounces produced since the resumption of commercial production was US$361 per ounce.

Sales during 2002 were $14.7 million, representing 27,776 ounces of gold, 502,000 pounds of copper and 12,000 ounces of silver. The average sale price for the gold during the year was US$321. Sales were made at spot prices. The following table sets out production information by quarter for the year ended December 31, 2002:

	2nd Quarter	3rd Quarter	4th Quarter	Total

Tons produced	48,931	40,132	45,263	134,328
Au (ounces)	9,479	7,715	10,582	27,776
Ore grade (oz/ton)	0.237	0.217	0.253	0.236
Gold recovery rate	82%	88%	93%	87%
Cu (000’s pounds)	163	141	198	502
Ore grade (%)	0.194%	0.188%	0.235%	0.206%
Cu recovery rate	86%	94%	93%	91%

Difficulties in recruiting experienced development miners and equipment failures caused numerous delays and resulted in lower production than planned. The fixed costs and operating costs increased both on a per ton of ore processed basis and on a per ounce of gold produced basis. To compensate for the lack of available labour, a portion of the mining development was sub-contracted, which again led to higher expenses. Changes in the mining schedule led to a lower ore grade than projected.

General administration expenses were $1.8 million during 2002, compared with $2.1 million in 2001, and $2.6 million in 2000. The decrease was due to synergies resulting from the merger with MSV Resources Inc. and GeoNova Explorations Inc.

Depreciation for the year ended December 31, 2002 was $3.6 million, including $3.5 million for the Joe Mann Mine or $125.38 per ounce of gold produced.

Following the sale of the Mexican properties and the resumption of operations at Joe Mann, site maintenance costs were reduced considerably during 2002.

Other revenues of $1 million included $0.7 million from sales of gold recovered during the cleanup of the Campbell mill during the first quarter and a gain of $0.2 million pursuant to payment in shares to redeem a long-term debt.

Liquidity and Capital Resources

Cash and cash equivalents at December 31, 2002 amounted to $3.4 million, compared with $2.8 million and $4.6 million, respectively, for the years ended December 31, 2001 and 2000. Despite the use of $5.0 million in operating activities ($2.6 million before changes in non-cash working capital items), cash and cash equivalents increased as a result of financing activities.

The Company drew down $3.6 million of its operating line from Investissement Québec to finance the development and exploration programs at Joe Mann Mine. This loan is repayable in quarterly installments of $670,000, the first of which was made in the fourth quarter of 2002. During fiscal 2002, the Company invested $4.1 million and $1.3 million, respectively, in its exploration and development programs.

During fiscal 2002, an amount of $0.6 million was received following the exercise of warrants issued in the previous year.

In the second quarter of fiscal 2002, for a net consideration of $5.3 million, the Company issued 9.9 million common shares and 5.5 million warrants for the purchase of 5.5 million common shares at $0.80 per share before May 15, 2003.

During fiscal 2002, the Company also sold the last two tranches of a royalty financing on future production from the Joe Mann and Corner Bay properties for cash receipts of $1.7 million and notes receivable totalling $16.4 million, as described in Note 4 of the Consolidated Financial Statements.

These funds were used by the Company, among other purposes, to undertake a $0.4 million exploration program on its Chevrier and Lac aux Dorés properties, both of which are located in the Chibougamau region.

At December 31, 2002, the working capital ratio was 1.4 :1 compared with 1.88 :1 a year earlier. This reduction is attributable to concentrate receivables of $4.2 million and a receivable of $2.1 million from Copper Rand Corporation Inc.

Site Restoration

The Company carries out an annual review of its provision for future site restoration. At December 31, 2002, these future costs were estimated at $8.2 million for all the properties requiring future site restoration. Campbell has $3.9 million held in trust to cover all the properties owned by its subsidiary, MSV Resources Inc., in the Chibougamau region. For the Joe Mann and Eastmain properties as well as the Campbell mill, a provision of $6.5 million has already been taken and expensed in preceding fiscal years.

Risks

All operating costs are expressed in Canadian dollars. The collective agreements of employees at the Joe Mann Mine, which expire in 2004, provide for progressive salary reductions linked to a gold price below US$325. Sales are directly impacted by fluctuations in metal prices and the Canadian/United States dollar exchange rate. Numerous factors outside the control of the Company can have an impact on these fluctuations. While the current policy is to remain unhedged, the Company may occasionally use hedging contracts, for which it has a credit margin of $4.5 million with a well-known U.S. financial institution, to offset these fluctuations. During fiscal 2002, Campbell sold its entire production at spot prices. The Company does not engage in off balance sheet financing.

Metal prices and the Canadian/United States dollar exchange rate also have an impact on the calculation of mineral reserves, the continuance of mining operations and the decision to develop properties, as well as the book value of mining assets.

Interest rate changes have less impact on the Company. Debentures and redeemable preferred shares, which represent a total of $48.9 million of total long-term debt of $59.2 million, are covered by swap agreements with an international bank.

Accounting Principles

Accounting principles are stated in Note 2 of the Consolidated Financial Statements. The Company considers that the underlying estimates and assumptions have an impact on the book value of mining properties on the balance sheet. In accordance with the accounting principle relative to mining properties, costs incurred to increase the existing capacity of a property, to develop new zones of mineralization or for pre-production development are capitalized. These costs, as well as acquisition and development costs for properties with mining reserves, are depleted according to the unit of production basis using proven and probable mineral reserves to which they relate.

Mineral reserve estimates also have a large impact in determining whether or not mining properties have decreased in value. The process of estimating mineral reserves requires knowledge of the regional geological context and structural context of the mine and its immediate surroundings and the mineralization and mineralized zones. These estimates also change as a result of various factors including, but not limited to, additional development work, the metal prices, operating costs, research and development on mining methods, and the permanent infrastructures used to access the deposit.

A change in any of the variables that enter into the calculation may have a considerable influence on the other variables as well as on the evaluation of reserves, thus decreasing the value of a mining property.

Outlook

Fiscal 2002 was both a new beginning and a period of adjustment for the Company, during which it was able to establish that its current mining assets offer potential for profitable development. With a portfolio of quality mining properties, a continued cost rationalization program, an environment of rising gold prices together with an experienced and dynamic management team, Campbell is well positioned to meet its near and medium-term objectives.

Item 6. Directors, Senior Management and Employees

Directors

     The following table sets forth certain information concerning the persons to be nominated for election as directors of the Corporation, including their beneficial ownership of Common Shares as of April 10, 2003. Unless otherwise indicated, each nominee holds sole voting and investment power over his shares.

Name & Municipality	Principal Occupation			Number of	Percent
Of Residence	And Business Experience	Director Since	Age	Common Shares	of Class

Louis Archambault (C, D, E) Montréal, Québec	President, Groupe Conseil Entraco Inc., Montréal, Québec, environmental consulting firm.	2001	52	Nil(1)	—

Michel Blouin (B, D) Montréal, Québec	Partner, Lavery de Billy, Montréal, Québec, law firm; Director of Jilbey Enterprises Ltd. and Slam Exploration Ltd., exploration companies.	2000	61	3000(2)	—

Graham G. Clow (B, E) Toronto, Ontario	Mining Engineer; Principal, Roscoe Postle Associates Inc., Toronto, Ontario, geological and mining consultants; prior to May 2001, President & Chief Executive Officer, Manhattan Minerals Corp., Vancouver, BC; prior to June 1998, Senior Vice President, Operations, Breakwater Resources Ltd., President, CanZinco Ltd., Toronto, Ontario; mining companies.	1996	52	250(3)	*

André Y. Fortier (A) Montréal, Québec	President and Chief Executive Officer of Campbell; prior to June 2001, Chairman and Chief Executive Officer of MSV Resources Inc., President and Chief Executive Officer of GéoNova Explorations Inc.; Director of Mazarin Mining Corporation, Montréal, Québec, and Southern Africa Corporation, Toronto, Ontario, mining and exploration companies.	2000	62	218,713(4)	*

Name & Municipality	Principal Occupation			Number of	Percent
Of Residence	And Business Experience	Director Since	Age	Common Shares	of Class

Nicolas Guay(B) Québec, Québec	Chartered Accountant; Owner of Pro Technique Québec Inc., Québec, Québec, electronics company; Director of and prior to 2002, Chairman of Aéroport de Québec; prior to June 2001, Director of GéoNova Explorations Inc., Montréal, Québec, exploration company.	2003	63	35,978	*

James C. McCartney Q.C. (A, C, D) Toronto, Ontario	Chairman of Campbell; Counsel, McCarthy Tétrault LLP; Toronto, Ontario; law firm; prior to January 2003, Partner and Past Chairman, McCarthy Tétrault LLP.	1993	65	7,500(5)	*

G. E. “Kurt” Pralle (B, C) Ramsey, New Jersey	Mining and Metallurgical Consultant.	1993	68	10,000(6)	*

James D. Raymond (A) Montréal, Québec	Private Investor.	1979	77	1,000(7)	*

Notes:

(1) Excludes 67,500 Common Shares subject to option.	A Member of Executive Committee
(2) Excludes 72,000 Common Shares subject to option.	B Member of Audit Committee
(3) Excludes 95,000 Common Shares subject to option.	C Member of Compensation Committee
(4) Excludes 470,000 Common Shares subject to option.	D Member of Corporate Governance Committee
(5) Excludes 180,000 Common Shares subject to option.	E Member of Environmental Committee
(6) Excludes 105,000 Common Shares subject to option.
(7) Excludes 115,000 Common Shares subject to option.

•	Less than 1% of the outstanding Common Shares.

Senior Management

     The following table shows certain information with respect to the executive and other officers of the Corporation

		Year
		appointed to	Other Positions and
Name	Office	Office	Business Experience	Age

André Y. Fortier	President and Chief Executive Officer of the Corporation	2000	Business Executive(1)	62

Claude Bégin	Executive Vice President & Chief Operating Officer	2001	Mining Engineer(2)	56

Alain Blais	Vice President, Development & Geology	2001	Geologist(3)	47

Lucie Brun	Executive Vice President & Chief Administrative Officer	2001	Chartered Accountant(4)	45

Lorna D. MacGillivray	Vice President, Secretary & General Counsel	1988	Lawyer(5)	51

Notes:

(1)	See description of Principal Occupation and Business Experience under Directors on page 45.
(2)	Prior to joining Campbell in 2001, Mr. Bégin was Mine Manager of the Holloway gold mine operated by Battle Mountain Canada Ltd.
(3)	Prior to the merger in June 2001, Mr. Blais was Vice President, Development and Geology with MSV Resources Inc. and has worked as a geologist in Chibougamau since 1979.
(4)	Prior to joining Campbell in 2001, Ms. Brun was Executive Vice President and Chief Administrative Officer of MSV Resources Inc. which she joined in 1996.
(5)	Ms. MacGillivray joined Campbell in 1983 and has been Vice President, Secretary and General Counsel since 1994.

     As of April 10, 2003, the directors and officers of the Corporation as a group beneficially owned 257,774 Common Shares representing approximately 0.6% of the outstanding Common Shares excluding 1,382,250 Common Shares subject to option. The information as to Common Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective directors and officers individually.

     There are no family relationships existing among any of the executive officers or directors of the Corporation.

     As a foreign private issuer pursuant to Rule 3a12-3 under the Securities Exchange Act of 1934 (“Exchange Act”), the registrant is not subject to Section 16 of the Exchange Act.

Compensation

     The following table sets forth information concerning the compensation paid to the Corporation’s Chief Executive Officer and its most highly paid executive officers as required to be disclosed in accordance with applicable securities regulations (the “Named Executive Officers”) during the Corporation’s three financial years ended December 31, 2002, December 31, 2001 and December 31, 2000:

SUMMARY COMPENSATION TABLE

	Annual Compensation						Long-Term Compensation

							Awards		Payouts

						Other
						Annual		Restricted Shares	LTIP	All Other
Name and Principal		Salary		Bonus		Compensation(3)	Securities Under	or Restricted Share	Payouts	Compensation
Position	Year	($)		($)		($)	Options(#)	Units($)	($)	($)

André Y. Fortier President & Chief Executive Officer	2002 2001 2000	210,288 172,961 12,000	(1) (2)	— — —		13,500 — —	150,000 300,000 —	— — —	— — —	— 65,000 133,504	(4)

Claude Bégin Executive Vice President & Chief Operating Officer	2002 2001 2000	131,192 88,846 —	(5)(6)	— 15,573 —	(4)	13,500 — —	70,000 100,000 —	— — —	— — —	— 30,972 —	(5)

Alain Blais Vice President, Development & Geology	2002 2001 2000	91,154 88,654 —	(6)	— 13,500 —	(4)	13,500 — —	40,000 87,500 —	— — —	— — —	— — —

Lucie Brun Executive Vice President & Chief Administrative Officer	2002 2001 2000	100,963 100,961 —	(6)	— 13,500 —	(4)	13,500 — —	40,000 117,500 —	— — —	— — —	— — —

Lorna D. MacGillivray Vice President, Secretary & General Counsel	2002 2001 2000	130,000 130,000 130,000	(7) (7)	— — —		— — —	30,000 65,000 —	— — —	— — —	— — —

Notes:

(1)	Includes salary from July 1, 2001 and fees of $72,000 for the period from January 1 to June 30, 2001 paid by the Corporation. Mr. Fortier was also President and Chief Executive Officer of MSV Resources Inc. (“MSV”) and GéoNova Explorations Inc. (“GéoNova”). MSV and GéoNova became wholly-owned subsidiaries of the Corporation on June 30, 2001. He received a monthly fee for his services to the Corporation until June 2001 when he became a full time employee of the Corporation.

(2)	Represents one-month’s fee.

(3)	Perquisites and other personal benefits for the named executive officers did not exceed the lesser of $50,000 and 10% of total annual salary and bonus.

(4)	Amounts paid by MSV.

(5)	Mr. Bégin joined the Corporation on April 24, 2001. He received a housing allowance relating to the sale of his home and relocation.

(6)	Includes amounts paid by MSV.

(7)	Since March 1, 2001, the Corporation received $4,500 per month from Zemex Corporation in payment for one third of Ms. MacGillivray’s time spent on corporate secretarial and legal matters for Zemex, less charges for office space provided to the Corporation. Effective January 1, 2002, this arrangement was amended to cover one half her time for $6,600 per month with no provision of office space.

Option/SAR Grants in Last Financial Year

         The following table sets forth information concerning the grants of options and SARs during the financial year ended December 31, 2002:

					Market Value of
			% of Total		Securities
			Options/SARs	Exercise or Base	Underlying
	Securities Under		Granted to	Price ($/Security)	Options/SARs on
Name	Options ($)		Employees in FY	(3)	Date of Grant	Expiration Date

André Y. Fortier President & CEO	150,000	(1)(2)	29.4%	$0.67	$0.67	06/08/2007

Claude Bégin Executive Vice President & Chief Operating Officer	70,000	(1)	13.6%	$0.67	$0.67	06/08/2007

Alain Blais Vice President, Development & Geology	40,000	(1)	7.8%	$067	$0.67	06/08/2007

Lucie Brun Executive Vice President & Chief Administrative Officer	40,000	(1)	7.8%	$0.67	$0.67	06/08/2007

Lorna D. MacGillivray Vice President, Secretary and General Counsel	30,000	(1)	5.8%	$0.67	$0.67	06/08/2007

Notes:

(1)	These options were granted on August 6, 2002, for a term of 5 years. No SAR’s were granted.

(2)	Excludes options to acquire 20,000 Common Shares granted during 2002 under the Directors’ Stock Option Plan which are also for a 5 year term and are fully exercisable at $0.67 per Common Share.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year End Option/SAR Values

     The following table sets forth information concerning the exercise of options during the financial year ended December 31, 2002 and the value at December 31, 2002 of unexercised in-the-money options held by each of the Named Executive Officers:

Value of Unexercised
in-the-Money
			Unexercised Options at	Options/SARs at
	Securities Acquired	Aggregate Value	FY-End (#)	FY-End ($)
Name	on Exercise (#)	Realized ($)	Exercisable/Unexercisable	Exercisable/Unexercisable

André Y. Fortier President & Chief Executive Officer	Nil	Nil	382,500/Nil (1)	Nil/Nil

Claude Begin Executive Vice President & Chief Operating Officer	Nil	Nil	170,000/Nil	Nil/Nil

Alain Blais Vice President, Development & Geology	Nil	Nil	127,500/Nil	Nil/Nil

Lucie Brun Executive Vice President, & Chief Administrative Officer	Nil	Nil	157,500/Nil	Nil/Nil

Lorna D. MacGillivray Vice President, Secretary & General Counsel	Nil	Nil	120,000/Nil	Nil/Nil

Notes:

(1)	Excludes options granted on August 6, 2002 to acquire 20,000 Common Shares exercisable at $0.67 and January 31, 2001 to acquire 20,000 Common Shares exercisable at $0.62 per share and options granted on August 15, 2001 to acquire 47,500 Common Shares at $0.51 per share under the Directors’ Stock Option Plan.

Pension Plan

     Campbell has a defined benefit pension plan (the “Pension Plan”) available on a voluntary basis to all employees of Campbell and its subsidiaries other than those who are subject to the provisions of a collective agreement. The Pension Plan provides a pension equal to 2% of the average annual salary, not including bonuses and other compensation, during the three most highly paid years for each year of credited service subject to the maximum benefit limitation applicable to registered pension plans under the Income Tax Act (Canada). Benefits under the Pension Plan are vested after two years. Early retirement is permitted after age 55, subject to reductions. The Pension Plan also provides that certain members may be designated as “Class A” non-contributory members. Head office and certain senior employees have been designated as “Class A” non-contributory members.

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

Pension Plan Table

	Years of Service

Remuneration	15	20	25	30	35

125,000	37,500	50,000	62,500	75,000	87,500
150,000	45,000	60,000	75,000	90,000	105,000
175,000	52,500	70,000	87,500	105,000	122,500
200,000	60,000	80,000	100,000	120,000	140,000
225,000	67,500	90,000	112,500	135,000	157,500
250,000	75,000	100,000	125,000	150,000	175,000
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000

     On December 31, 2002, Ms. MacGillivray had 9.4 years of credited service under the Pension Plan.

Indebtedness of Directors and Officers

     No directors or officers of the Corporation are indebted to the Corporation. Grant of Stock Options

     The following table sets forth the details regarding the grants of options by the Corporation.

			Number of		Market Value	Vesting Dates of
			Common Shares	Exercise	of Common Shares	Outstanding
	Date of Grant	Expiry Date	Under	Price Per	on Date	Options
	(mm/dd/yyyy)	(mm/dd/yyyy)	Option	Common Share	of Grant	(mm/dd/2002)

(a) Current and Past Named Executive Officers of Campbell, as a group
(5 persons)	August 6, 2002	August 6, 2007	350,000	$0.67	$0.67	August 6, 2002 (1)
(5 persons)	August 15, 2001	August 15, 2006	352,500	$0.51	$0.51	August 15, 2001
(3 persons)	January 31, 2001	January 31, 2006	220,000	$0.62	$0.62	January 31, 2001
(1 person)	August 11, 1999	August 10, 2004	10,000	$4.30	$4.30	(2)
(1 person)	August 18, 1998	August 18, 2003	15,000	$4.40	$4.40	(2)
(b) Current and Past Directors of Campbell who are not listed under (a), as a group
(1 person)	August 6, 2002	March 3, 2003 (3)	20,000	$0.67	$0.67	August 6, 2002
(7 persons)	August 6, 2002	August 6, 2007	160,000	$0.67	$0.67	August 6, 2002 (5)
(8 persons)	August 15, 2001	August 15, 2006	522,250	$0.51	$0.51	August 15, 2001 (6)
(8 persons)	January 31, 2001	January 31, 2006	180,000	$0.62	$0.62	January 31, 2001 (5)
(1 person)	March 8, 2000	March 9, 2005	15,000	$3.70	$3.70	(2)
(4 persons)	August 11, 1999	August 10, 2004	40,000	$4.30	$4.30	(4)
(6 persons)	August 18, 1998	August 18, 2003	130,000	$4.40	$4.40	(4)
(c) All other current and past employees of Campbell who are not listed under (a) or (b), as a group
(13 persons)	August 6, 2002	August 6, 2007	160,000	$0.67	$0.67	August 6, 2002
(9 persons)	August 15, 2001	August 15, 2006	136,250	$0.51	$0.51	August 15, 2001
(1 persons)	January 31, 2001	January 31, 2006	50,000	$0.62	$0.62	(2)
(1 person)	August 11, 1999	August 10, 2004	2,500	$4.30	$4.30	(2)
(2 persons)	August 12, 1997	August 12, 2002	15,000	$7.10	$7.10	(2)
(d) All other current and past employees of Campbell’s subsidiaries who are not listed under (a), (b) or (c), as a group
Nil
(e) Any other person or company (includes underwriters)
(1 company)	December 5, 2001	December 31, 2003	100,000	$0.52	$0.48	December 5, 2001

Notes:

(1)	Includes 20,000 options issued under the Directors’ Stock Option Plan.

(2)	Options granted prior to 2001 under the Employee Incentive plan vested as to 25% immediately with a cumulative 25% vesting on each of the first three anniversaries of the date of grant.

(3)	Options expired 6 months following the death of a former Director.

(4)	Options under the Directors’ Stock Option vest immediately.

(5)	Includes 20,000 options issued under the Employee Incentive Plan.

(6)	Includes 10,000 options issued under the Employee Incentive Plan.

Employee Incentive Plan

     The Corporation maintains an Employee Incentive Plan consisting of the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan and the Share Loan Plan. Directors who are not officers do not participate in the Employee Incentive Plan.

     Share Option Plan

     The Share Option Plan is intended to promote the interests of the Corporation and its shareholders by making provisions for stock options as an additional incentive to attract, retain and motivate officers and salaried employees. Grants are made at the discretion of the Board of Directors or a committee of the board comprised of members, a majority of whom are not eligible to participate in the Plan (the “Compensation Committee”). The Board of Directors or the Compensation Committee may, in its discretion, determine which officers or employees will be granted options, the number of Common Shares to be the subject of each option, the purchase price of such shares and the duration of the options, which may not exceed five years. The Board of Directors or the Compensation Committee may also impose other terms and conditions respecting any option granted as it may consider appropriate or necessary.

     Freestanding “SARs” are not provided for under the Share Option Plan. The options may, at the discretion of the Board of Directors or the Compensation Committee, be accompanied by SARs which entitle the holder to elect to terminate his or her options, in whole or in part and, in lieu of receiving the Common Shares (“Option Shares”) to which the terminated options relate, elect to receive that number of Common Shares, disregarding fractions, which have a total value equal to the product of the number of Option Shares times the difference between the fair value (at the date of such election) and the option price per share of the Option Shares, less any amount withheld on account of income taxes, which income taxes will be remitted on the employee’s behalf by the Corporation. Only options granted prior to 2001, entitling two holders to acquire an aggregate of 42,500 Common Shares are accompanied by SARs.

     During 2002, 330,000 options were granted under the Share Option Plan to Named Executive Officers. These options are exercisable at $0.67 per share and are fully exercisable. Options to purchase 20,000 Common Shares were granted to an officer who is not a Named Executive Officer exercisable at $0.67 per share. The options were granted for a term of five years and are not accompanied by SARs. In addition, 180,000 options were granted under the Share Option Plan to fourteen senior employees who are not Named Executive Officers. These options are exercisable at $0.67 and are fully exercisable.

     As at December 31, 2002, a total of 1,321,250 Common Shares were issuable upon exercise of options under the Share Option Plan including 957,500 Common Shares issuable upon exercise of options held by five Named Executive Officers. Such options are exercisable at exercise prices ranging from $0.51 to $4.40 per share and expire between August 18, 2003 and August 6, 2007.

     Share Purchase Plan

     The Share Purchase Plan is designed to encourage employees of the Corporation to purchase Common Shares on a regular basis. Due to the economic climate the Share Purchase Plan was temporarily suspended in 2001 and no shares were issued under the Share Purchase Plan in 2002. With the re-commencement of operations, the Share Purchase Plan will be offered to employees in 2003. Employees of the Corporation who have been continuously employed by the Corporation for at least one year, or less at the discretion of the Compensation Committee or the Board of Directors, are eligible each January 1 to participate in the Share Purchase Plan. Each eligible employee may contribute up to 5% of his or her basic salary to the Share Purchase Plan through monthly deductions. On a quarterly basis, the Corporation will contribute an amount equal to 50% of the employee’s share contributions to such date and each participating employee will then be issued Common Shares having a value equal to the aggregate amounts contributed by such employee and the Corporation.

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

     Share Loan Plan

     The Share Loan Plan is intended to provide an additional incentive to motivate full time officers who will make important contributions to the success of the Corporation by assisting such persons to acquire shares of Campbell. The Compensation Committee may in its discretion make loans to full time officers of the Corporation. Such loans shall be subject to such terms and conditions including rates of interest, if any, as the Compensation Committee may consider appropriate. During 2002, no loans were granted and no loans are outstanding under the Share Loan Plan.

Directors’ Stock Option Plan

     In August 1993, the Board of Directors approved the Directors’ Stock Option Plan (the “Director’s Plan”) and shareholders approved the Directors’ Plan on May 18, 1994.

     The Directors’ Plan is administered by the Board of Directors or by a Committee thereof (the “Administrator”). The exercise price of the options granted thereunder shall be at the average of the closing prices (or bid and ask where there was no trade) of the Common Shares of the Corporation on the Toronto Stock Exchange on the five trading days prior to the date of grant (the “Market Price”). Options granted under the Directors’ Plan are for a five-year term to be exercisable on terms and conditions as set out by the Administrator. In order that the Directors’ Plan together with the Employee Incentive Plan comply with stock exchange rules, a provision was added to the Plan to provide that the maximum number of shares subject to option under the Plan together with the shares reserved for issuance under the Employee Incentive Plan shall not at any time exceed 10% of the issued and outstanding shares of the Corporation on a non-diluted basis or such higher number as exchange rules may permit. Under the Directors’ Plan, an aggregate of 1,000,000 Common Shares have been approved for issuance of which 35,000 Common Shares have been issued.

     At December 31, 2002, options to acquire an aggregate of 859,750 Common Shares were outstanding under the Directors’ Plan. No options were exercised under the Directors’ Plan, during 2002.

     On August 6, 2002, an aggregate of 180,000 options were granted under the Directors’ Plan. Each of the nine directors of the Corporation were granted options entitling the holder to acquire 20,000 Common Shares, exercisable at Cdn$0.67 per share, the Market Price. The options are fully exercisable and have a five-year term expiring on August 6, 2007.

Remuneration of Directors

     All directors of the Corporation receive an annual director’s fee of $4,000 and an attendance fee of $600 per meeting attended in person and $300 per meeting attended by telephone and out-of-pocket expenses relating to attendance at a board or committee meeting. The Corporation paid aggregate remuneration of $71,367 to 8 incumbent and one former director in their capacities as such during the fiscal period ended December 31, 2002. Mr. Fortier does not receive director’s fees.

     In 2002, the Corporation engaged the law firm McCarthy Tétrault LLP of which James C. McCartney, Q.C., a director and chairman of the Corporation, was a senior partner during 2002 to provide legal advice to the Corporation. An aggregate of $57,046 was paid to McCarthy Tétrault LLP for legal services in 2002. The Corporation also engaged the law firm Lavery de Billy of which Michel Blouin, a director of the Corporation, is a senior partner, to provide legal advice to the Corporation. An aggregate of $30,091 was paid to Lavery de Billy for legal services in 2002.

Directors’ and Officers’ Liability insurance

     In 2002, the Corporation purchased directors’ and officers’ liability insurance with a liability limit of $20,000,000 for which the Corporation paid an annual premium of $163,500. The policy provides for a deductible, payable by the Corporation of $100,000 other than for claims brought in the United States in which case the deductible is $250,000. In October 2002, the liability limit was reduced to $10,000,000 in order to maintain premiums at an appropriate level.

Employment Agreements

     The Corporation has entered into employment agreements with its executive officers as described below.

     On August 6, 2002, the Corporation entered into an employment agreement with Mr. André Y. Fortier as President and Chief Executive Officer. The agreement stipulates among other things, a base salary of $235,000 per annum effective September 1, 2002 and provides that in the event that Mr. Fortier’s employment is terminated, he will be entitled to be paid up to thirty-six months’ salary and benefits. In the event of a change of control, as defined, Mr. Fortier will be entitled to resign within six months thereof and be paid thirty-six months’ salary and benefits. The agreement also provides that in the event of resignation or termination, options held by Mr. Fortier will immediately become fully exercisable. Such options will expire ninety days after resignation or termination.

     On August 6, 2002, the Corporation entered into an employment agreement with Ms. Lucie Brun as Executive Vice President and Chief Administrative Officer. The agreement stipulates among other things, a base salary of $110,000 per annum effective September 1, 2002 and provides that in the event that Ms. Brun’s employment is terminated, she will be entitled to be paid up to twenty-four months’ salary and benefits. In the event of a change of control, as defined, Ms. Brun will be entitled to resign within six months thereof and be paid twenty-four months’ salary and benefits. The agreement also provides that in the event of resignation or termination, options held by Ms. Brun will immediately become fully exercisable. Such options will expire ninety days after resignation or termination.

     On August 6, 2002, the Corporation entered into an employment agreement with Mr. Claude Begin as Executive Vice President and Chief Operating Officer. The agreement stipulates among other things, a base salary of $140,000 per annum effective September 1, 2002 and provides that in the event that Mr. Begin’s employment is terminated, he will be entitled to be paid up to twenty-four months’ salary and benefits. In the event of a change of control, as defined, Mr. Begin will be entitled to resign within six months thereof and be paid twenty-four months’ salary and benefits. The agreement also provides that in the event of resignation or termination, options held by Mr. Begin will immediately become fully exercisable. Such options will expire ninety days after resignation or termination.

     On August 6, 2002, the Corporation entered into an employment agreement with Mr. Alain Blais as Vice President, Development & Geology. The agreement stipulates among other things, a base salary of $100,000 per annum effective September 1, 2002 and provides that in the event that Mr. Blais’s employment is terminated, he will be entitled to be paid up to twenty-four months’ salary and benefits. In the event of a change of control, as defined, Mr. Blais will be entitled to resign within six months thereof and be paid twenty-four months’ salary and benefits. The agreement also provides that in the event of resignation or termination, options held by Mr. Blais will immediately become fully exercisable. Such options will expire ninety days after resignation or termination.

     On December 1, 1994, the Corporation entered into an employment agreement with Ms. Lorna D. MacGillivray as Vice President, Secretary and General Counsel. The agreement stipulates among other things, a base salary of $130,000 per annum effective January 1, 1997 and provides that in the event that Ms. MacGillivray’s employment is terminated, she will be entitled to be paid up to twenty-four months’ salary and benefits. In the event of a change of control, as defined, Ms. MacGillivray will be entitled to resign within six months thereof and be paid twenty-four months’ salary and benefits. The agreement also provides that in the event of resignation or termination, options held by Ms. MacGillivray will immediately become fully exercisable. Such options will expire ninety days after resignation or termination.

Composition of the Compensation Committee

     The Compensation Committee of the Board of Directors considers and approves compensation, remuneration and incentive arrangements for directors, officers and senior employees of Campbell. The members of the Compensation Committee are James C. McCartney, Q.C., Louis Archambault and G. E. “Kurt” Pralle. Mr. McCartney is Chairman of the Corporation and he is also Chairman of the Compensation Committee. Mr. McCartney is counsel with the law firm McCarthy Tétrault LLP which provides legal advice to the Corporation. Neither Mr. Archambault nor Mr. Pralle is, nor was, at any time, an officer or employee of the Corporation or any of its subsidiaries. In 1994, the Committee established an executive compensation philosophy and policy to be followed in its future consideration of executive compensation and incentive arrangements. Mr. Archambault joined the Compensation Committee in October 2002.

     Executive Compensation Philosophy and Policy

     The Corporation’s Executive Compensation Policy is primarily based on a pay for performance philosophy. The main objective of the policy is the alignment of all financial reward systems with shareholder interests. The compensation structure must also reflect the Corporation’s current financial position and the scope of its operations. As a consequence, a heavy emphasis is placed on the long-term business objectives of creating wealth, decreasing risk by expanding operations, and providing returns to the Corporation’s shareholders.

     The particular elements of the executive compensation program for senior executives of the Corporation, designed to encourage, compensate and reward employees on the basis of individual and corporate performance, may be summarized as follows:

Base Salary The program is designed to attract and retain executive officers by delivering a competitive rate of base pay. Market competitive rates will be determined by comparison with average compensation levels of comparable mining companies. It is believed that the average pay of these companies is a reasonable reference point from which to target and manage base pay, while recognizing the need for executive level experience and skills in the current phase which will further the Corporation’s achievement of its growth objectives.

Annual Incentive Compensation The Corporation currently does not offer a short-term variable pay or incentive plan but may in future implement an annual incentive plan. Campbell’s Employee Incentive Plan has a Share Bonus Plan component, which may be used to provide annual incentive compensation. The use of this plan can combine both short and longer term incentives and, through increased share holding, would also align the interests of executive officers with those of Campbell’s shareholders. Grants of annual bonuses would be based on the employee’s contribution towards Campbell’s success in meeting its goals.

Stock Option Programs Campbell strongly believes that by providing those persons who have substantial responsibility for the management and growth of Campbell with an opportunity to acquire Campbell’s stock, the interests of shareholders and executives will be increasingly aligned. The number of stock options that will be granted to executive officers will be based on competitive practices of comparable mining companies and will reflect an emphasis on long-term performance awards. Options will generally be granted for a five-year term.

     Report on Executive Compensation

     On August 6, 2002 the Compensation Committee completed its annual review of the compensation of its President and Chief Executive Officer and other executive officers. The Committee received a report of an independent consulting firm regarding its compensation arrangements and those of its peer group companies and met with representatives of that firm in the absence of management. The Committee also considered recommendations made by the President and Chief Executive Officer and compared those recommendations with the compensation arrangements of its peer group companies. Based on that review and reflecting the resumption of mining operations in April 2002, the Committee approved modest increases in cash compensation for the President and Chief Executive officer and other senior executives. Compensation of executive officers was maintained in the third quartile of the peer group levels. Given the continuing low gold prices, no annual incentive awards were given in 2002.

     As part of the above review, the Committee also considered and recommended that the Board of Directors grant additional stock options to senior employees and to the directors of the Corporation. Based on the Committee’s recommendation, options to acquire an aggregate of 510,000 options at $0.67 per share exercisable for five years were granted under the Employee Incentive Plan and each director was granted options to acquire 20,000 Common Shares at $0.67 per share, under the Directors’ Stock Option Plan also for five years.

COMPENSATION COMMITTEE

James C. McCartney, Q.C. G.E. “Kurt” Pralle

Shareholder Return Performance Graph

     The chart below compares the yearly percentage change in the cumulative total shareholder return on the Common Shares against the cumulative total shareholder return of The TSX 300 Stock Index and the TSX Gold and Precious Metals Index for the five fiscal year periods commencing December 31, 1997 and ending December 31, 2002.

*$100 INVESTED ON 12/31/97 IN STOCK OR INDEX — INCLUDING REINVESTMENT OF DIVIDENDS

Corporate Governance

     The following sets forth the Corporate Governance Policy of the Corporation. In developing the foregoing policy, the Board of Directors has taken into account its statutory duty under the Canada Business Corporations Act (the “Act”), being the duty to supervise the management of the business and affairs of the Corporation and in discharging such duties, to act honestly and in good faith with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A formal Corporate Governance Policy (the “Governance Policy”) was prepared by the Committee and tabled and approved by the full Board on November 6, 2002.

     The Board of Directors have also taken into account the Amendments to the TSX Corporate Governance Guidelines (Sec 472 of the TSX Company Manual) released on April 29, 2002 following the issuance in November, 2001 of the Final Report of the Joint Committee on Corporate Governance (the “TSE Report”), mandated by The Toronto Stock Exchange (“TSX”) and the Canadian Institute of Chartered Accountants.

     The following sets forth the Corporation’s approach to Corporate Governance in accordance with the requirement that corporations listed on the TSX disclose their corporate governance practices and provide an explanation where those practices differ from the guidelines.

     Report on Executive Compensation

Does the
TSX Corporate		Corporation	Corporation
Governance Guidelines		Comply?	Practice

1.	Board should explicitly assume responsibility for stewardship of the Corporation, and specifically for: (a) Adoption of a strategic planning process;	Yes	The Board monitors the performance of operations through the holding of quarterly meetings and its review and approval of an annual financial forecast presented by management. Consideration and approval of an acquisition of mining properties or other companies is carried out by the full Board. Outside consultants and professionals are engaged and report to the Board as required.

Management has initiated a strategic planning process. Offsite strategy sessions were held in September and October of 2002 involving senior officers and senior operating personnel. The Board received a report on these sessions. The development of the strategic planning process is the responsibility of senior management. Management’s strategic plan is reviewed annually when the annual financial forecast is presented.

	(b) Identification of principal risks of the Corporation’s business and implementation of appropriate risk-management systems;	Yes	The Board, on an ongoing basis, considers the principal risks of the Corporation’s business and receives reports of management’s assessment and management of those risks.

The duty of monitoring the technical affairs of the Corporation falls to the President and Chief Executive Officer assisted by the Executive Vice President and Chief Operating Officer and the Vice President, Development and Geology who both regularly attend and make presentations at Board meetings.

In 1990, the Board adopted an Environmental Policy, as recommended by the Mining Association of Canada. In June 2001, an Environmental Committee comprised of Messrs. Archambault, Clow and Piché was established. The President and Chief Executive Officer reports to the Board on a quarterly basis which enables the Board to monitor the effectiveness of compliance with environmental policy.

TSX Corporate	Does the	Corporation
Governance Guidelines	Corporation Comply?	Practice

(c) Succession planning and monitoring senior management;	Yes	It is the mandate of the Corporate Governance Committee to review organizational design, succession planning and senior management’s performance and make recommendations to the full Board with respect thereto.

A number of initiatives regarding succession of management and training were taken in 2001 including the hiring of additional senior operating personnel.

The performance of the management team is also reviewed annually by the Compensation Committee in the context of the Corporation’s success in meeting its objectives that are established as part of the review of the annual financial forecast. This Committee is comprised solely of non-management members being the Chairman and two independent directors. The philosophy of the Compensation Committee is stated in this Proxy Circular under “Report on Executive Compensation”. In addition, the Compensation Committee periodically reviews the compensation paid to members of the Board and makes recommendations to the Board on compensation of directors.

(d) Communications policy; and	Yes	The Board has delegated responsibility for communication with the public and the Corporation’s shareholders to its President and Chief Executive Officer and its Vice President, Secretary and General Counsel. Procedures are in place to ensure timely dissemination of information about the Corporation. Any significant shareholder concerns which may be communicated to the above persons are communicated to the Board at its regularly scheduled quarterly meetings.

(e) Integrity of internal control and management systems.	Yes	The Board directly, and through its Audit Committee, assesses the integrity of, and confirms compliance with, the Corporation’s internal control systems, financial policies and management information systems. The responsibility of monitoring the effectiveness of the Corporation’s internal financial information system has been delegated to the Executive Vice President and Chief Administrative Officer who reports to the Board and Audit Committee on a quarterly basis. The Audit Committee meets each quarter and reviews and approves the financial statements and Management’s Discussion and Analysis contained in the Quarterly Reports to Shareholders prior to filing. In addition, the Audit Committee meets with the auditors of Campbell to review the audit plan and again to review the year-end financial statements. For a portion of those meetings, the Audit Committee meets with the auditors in the absence of management.

TSX Corporate		Does the	Corporation
Governance Guidelines		Corporation Comply?	Practice

2.	Majority of directors should be “unrelated”.	Yes	The Governance Policy states that the Board believes that at least two-thirds of the Directors should be “unrelated”, that is Directors whose independence, in the view of the Corporate Governance Committee, is not affected by any business or other relationship which could or might be perceived to interfere with the Director’s ability to act with a view to the best interests of the Corporation.

The Board of Directors is currently comprised of eight persons including seven directors who are not executive officers or employees of Campbell and are unrelated to management. The President and Chief Executive Officer is the remaining member of the Board. As recommended by the Report, the positions of Chairman of the Board and Chief Executive Officer are separate. Accordingly, a majority of the Board is unrelated to management and is in a position to review and evaluate management’s activities and to act independently of management.

3.	Disclose for each director whether he or she is related, and how that conclusion was reached.	Yes	Mr. McCartney serves as non-executive Chairman. None of the other Directors or their associates is an employee or executive officer of the Corporation, nor do any of them have material contracts with the Corporation, or receive remuneration in excess of stated director’s fees. Fees paid to Lavery de Billy of which Mr. Blouin is a partner and McCarthy Tétrault LLP of which Mr. McCartney was a partner in 2002 are described on page 11.

4.	Appoint a committee composed exclusively of non-management directors, the majority of whom are unrelated, with the responsibility of proposing new board nominees and assessing directors.	Yes	The Corporate Governance Committee has been given the mandate to, among other things, recommend candidates for the Board and annually review credentials of nominees. All the members of the Corporate Governance Committee are unrelated directors.

5.	Implement a process for assessing the effectiveness of the board, its committees and individual directors.	Yes	The Corporate Governance Committee has been given the mandate to review annually, the effectiveness and relationship between the members of the board and management. The Governance Policy provides for specific steps to be taken to assist in this process.

6.	Provide orientation and education programs for new directors.	Yes	The Corporate Governance Committee reviews orientation and education as an ongoing matter. There are ongoing informal discussions between management and members of the board as well as more formal presentations by management throughout the year in addition to regularly scheduled site visits to the Corporation’s operations.

TSX Corporate		Does the	Corporation
Governance Guidelines		Corporation Comply?	Practice

7.	Examine the size of the Board with a view to effectiveness and to consider reducing the size of the Board.	Yes	The Corporation is in a growth stage and accordingly, a variety of technical, legal and financial experience at the Board level is important. The Corporate Governance Committee considers the size of the board given the business of the Corporation, with a view to the impact of size upon the Board’s effectiveness. In October 2002, the Corporate Governance Committee determined that the size the Board is appropriate and the required expertise was present. The Governance Policy provides that the Board, led by the Corporate Governance Committee, reviews the composition of the Board annually. If it is determined that additional expertise is required on the Board, a number of candidates are considered and the Board meets with a proposed nominee. The decision to nominate or appoint an additional director is taken by the Board as a whole.

8.	Review compensation of directors in light of risks and responsibilities.	Yes	The Compensation Committee periodically reviews the adequacy and form of compensation of directors and makes recommendations to the full Board in respect thereof.

9	Committees should generally be composed of non-management directors and a majority of committee members should be unrelated.	Yes	Each of the Corporation’s Audit, Compensation, Corporate Governance and Environment Committees is comprised of non-management directors. The Board has determined that due to the technical nature of the Corporation’s business, its Executive Committee would be more effective by having the President and Chief Executive Officer on that Committee. Unless specifically directed by the Board, the Executive Committee may not approve capital expenditures or dispositions or borrowing other than in the ordinary course of carrying out the Corporation’s business, in excess of $1,000,000. In practice, the Executive Committee does not give final approval to transactions but rather makes its recommendations to the full Board.

10.	Assume responsibility or appoint a separate committee responsible for the approach to corporate governance issues.	Yes	A Corporate Governance Committee was formed in May 2002. The Corporate Governance Committee has been delegated this responsibility by the Board of Directors. The Corporate Governance Committee considers matters and then reports and makes recommendations to the full Board of Directors. The Governance Policy was prepared by the Committee and tabled and approved by the full Board on November 6, 2002.

11.	Define limits to management’s responsibilities by developing mandates for:

TSX Corporate		Does the	Corporation
Governance Guidelines		Corporation Comply?	Practice

	(a) The Board	Yes	The Board is empowered by the Corporation’s incorporating documents and by-laws to supervise the management of the affairs and business of the Corporation. The Board is not involved in the day-to-day activities of the Corporation. The Board performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to those committees described in this Proxy Circular under “Committees of the Board of Directors”.

	(b) The Chief Executive Officer	Yes	The Board has authorized the Chief Executive Officer to supervise the business and affairs of the Corporation and to develop a strategic plan for the approval by the Board of Directors.

12.	Establish procedures to enable the Board to function independently of management.	Yes	The Board is of the view that it can function, independently of management, as required. The Board meets independently when required. Time is reserved during each scheduled Board meeting for a private discussion without management.

TSX Corporate		Does the	Corporation
Governance Guidelines		Corporation Comply?	Practice

13.	(a) Establish an Audit Committee with a specifically defined mandate.	Yes	The mandate of the Audit Committee is as described above and as set out in the Audit Committee Charter.

	(b) All members of the Audit Committee should be non-management directors.	Yes	The Audit Committee is comprised exclusively of non-management directors.

14.	Implement a system to enable individual directors to engage outside advisors, at the Corporation’s expense.	Yes	Individual directors, with the knowledge of the Chairman, can engage outside advisors. Pursuant to its charter, the Audit Committee may, with the prior approval of the Board, investigate any matter or activity involving financial accounting and financial reporting, as well as internal controls of the Corporation and in that regard the Audit Committee has the authority to approve the retention of external professionals to render advice and counsel in such matters.

Employees

     At December 31, 2002, the Corporation had 273 employees compared to 170 at December 31, 2001, all of whom were in Canada. At the Joe Mann Mine, approximately 182 employees were employed as of December 31, 2002, compared to 127 persons as of December 31, 2001. Of the 182 employees, 129 mine workers were covered by a collective bargaining agreement with Le Syndicat des Travailleurs-euses de la Mine Meston (CSN), 17 mill workers were covered by a collective bargaining agreement with Les Métallurgistes Unis d’Amérique (the United Steelworkers of America) and one nurse was covered by a collective bargaining agreement with La Fédération des Infirmiers et Infirmieres du Québec (FIIQ). As at December 31, 2002, MSV had approximately 85 full time employees at the Copper Rand Mine compared to 10 at December 31, 2001, and 332 at the end of 1996 prior to the suspension of operations, as previously described. The collective agreement has been renewed for three years.

Item 7. Major Shareholders and Related Party Transactions

     As of May 14, 2003, the Corporation had 44,485,940 Common Shares outstanding. Each Common Share is entitled to one vote.

     To the knowledge of the Corporation, as of May 14, 2003, no person beneficially owned or exercised control or direction over more than 10% of the Common Shares of the Corporation except as described below. A Schedule 13G was filed with the Securities and Exchange Commission indicating that Dundee Precious Metals Inc. could be deemed to be a beneficial owner of 2,400,000 Common Shares (5.42%), as of May 15, 2002, including warrants to purchase 800,000 Common Shares at $0.80 per Common Share until May 15, 2003. A Schedule 13G was also filed with the Securities and Exchange Commission indicating that Sprott Asset Management Inc. could be deemed to be a beneficial owner of 7,227,905 Common Shares (16.2%), as of March 31, 2003.

     There are no related party transactions.

Item 8. Financial Information

Financial Statements

The Corporation’s consolidated financial statements are set out under Item 17 starting on Page 73.

Legal Proceedings

     During 1996, Campbell’s Mexican subsidiary, Oro de Sotula, S.A. de C.V. (“Sotula”) received import duty assessments claiming Sotula’s interest in certain pieces of machinery and equipment with an approximate value of US$2,200,000 and levying taxes, penalties, interest and inflationary adjustments for a further Mexican pesos 9,200,000. The claim against the subsidiary’s assets and the additional amount payable arose as a result of the subsidiary not presenting certain import documentation to tax authorities by a prescribed date in connection with their audit of imports of the claimed machinery and equipment during 1990 and 1991. The charge against certain pieces of machinery and equipment will be released when the final tax assessment is issued.

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

     On January 31, 2002, Queenstake Resources Ltd. (“Queenstake”) purchased all of the shares of Sotula. Pursuant to the purchase and sale agreement, Campbell received a US $1 million promissory note from Queenstake. This promissory note maturing on the third anniversary of the date of issuance. Such note is subject to adjustment as follows: To the extent that the actual liability, incurred by Queenstake with respect to outstanding litigation commenced in 1996, between Sotula and the Mexican tax authorities (“The tax case”) and reclamation costs of properties owned by Sotula (“the reclamation”), does not exceed US$2,000,000, there shall be no reduction. To the extent that the actual combined liability incurred by Queenstake with respect to the tax case and the reclamation exceeds US$2,000,000 but does not exceed US$2,400,000, the amount of the promissory note issued shall be reduced by 100% of the amount of the liability in excess of US$2,000,000. To the extent that the actual combined liability incurred by Queenstake with respect to the tax case and the reclamation exceeds US$2,400,000 but does not exceed US$2,750,000, the amount of the promissory note issued shall be reduced by 100% of the first US$400,000 in excess of US$2,000,000 and 80% of any excess over US$2,400,000. To the extent that the actual combined liability incurred by Queenstake with respect to the tax case and the reclamation exceeds US$2,750,000, the amount of the promissory note issued shall be reduced by 100% of the first US$400,000 in excess of US$2,000,000 and 80% of the excess over US$2,400,000 up to US$2,750,000 and by 70% of the excess of US$2,750,000 up to a maximum of US$3,207,000.

Dividend Record and Policy

     The Corporation has not paid a dividend on its common shares since 1984. The Corporation’s present policy is to retain any earnings to finance future growth. Dividends on the common shares paid to non-residents of Canada will generally be subject to withholding tax under the Income Tax Act (Canada) at the rate of 25%. Such rate may be subject to reduction under the provisions of a tax treaty between Canada and the country in which the recipient is resident. The Canada-U.S. Income Tax Convention (1980) provides for a general reduction in the rate of withholding tax to 15% on dividends paid on shares of a corporation resident in Canada (such as the Corporation) to a resident of the United States, and also provides for a further reduction to 5% where the beneficial owner of the dividend is a corporation, resident in the United States, which owns at least 10% of the voting shares of the corporation paying the dividend.

Significant Changes

There have been no significant changes since the date of the annual financial statements included in this Report.

Item 9. The Offer and Listing

     The Corporation’s Common Shares are listed and traded in Canada on the Toronto Stock Exchange under the symbol “CCH”. In addition, the Common Shares are traded in the United States on the OTC-BB under the symbol “CBLRF”. Until November 23, 2001, the Common shares were listed and traded in the United States on the New York Stock Exchange. The following table sets forth the price ranges and volume of Common Shares during the periods indicated on the Toronto Stock Exchange and on the OTC-BB/New York Stock Exchange.

	Toronto Stock Exchange			OTCBB/NYSE
	(CAN$)			(US$)

Common Share Prices	High	Low	Volume	High	Low	Volume

2002
4TH QUARTER	0.55	0.29	3,343,167	0.38	0.18	1,992,283
3RD QUARTER	0.79	0.50	1,160,784	0.51	0.30	1,223,664
2ND QUARTER	0.91	0.55	6,204,246	0.64	0.36	5,008,023
1ST QUARTER	0.75	0.32	1,642,843	0.47	0.18	1,115,033
2001
4th Quarter	0.55	0.26	2,236,190	0.33	0.13	3,513,400
3rd Quarter	0.85	0.43	959,461	0.55	0.27	439,600
2nd Quarter	1.00	0.65	216,823	0.69	0.38	980,900
1st Quarter	1.05	0.37	260,316	0.68	0.25	1,388,100

Toronto Stock Exchange

Period	High	Low	Volume

April 2003	0.43	0.33	472,679
March 2003	0.49	0.41	341,358
February 2003	0.64	0.47	1,292,892
January 2003	0.66	0.45	717,532
December 2002	0.55	0.29	2,429,680
November 2002	0.43	0.33	502,847

Period	High	Low	Volume

2002 Full Year	0.91	0.29	12,351,040
2001 Full Year	1.05	0.26	3,672,790
2000 Full Year	4.50	0.35	1,121,093
1999 Full Year	5.30	2.20	1,071,460
1998 Full Year	8.00	3.40	7,768,311

(1)	All prices and volumes have been adjusted to reflect the one for ten consolidation in May 2000. Prices are in Canadian dollars.

OTC-BB

Period	High	Low	Volume

April 2003	0.28	0.24	546,900
March 2003	0.30	0.29	340,600
February 2003	0.36	0.33	522,100
January 2003	0.39	0.34	697,200
December 2002	0.36	0.18	1,417,660
November 2002	0.28	0.20	273,656
2002 Full Year	0.45	0.29	9,339,003
2001 Full Year	0.69	0.13	6,322,000
2000 Full Year	3.13	0.19	7,779,420
1999 Full Year	3.80	1.60	1,627,616
1998 Full Year	6.30	2.20	8,075,771

(1)	Traded on the New York Stock Exchange until November 23, 2001 and commenced trading on the OTC-BB on November 29, 2001.

(2)	All prices and volumes have been adjusted to reflect the one for ten consolidation in May 2000. Prices are in U.S. dollars.

Item 10. Additional Information

Memorandum and Articles of Incorporation

     Campbell was incorporated in June 1950 under the laws of British Columbia. On September 8, 1982, Campbell was continued under the Canada Business Corporations Act (the “CBCA”) and on June 8, 1983, in connection with an amalgamation of three other companies, the name of Campbell was changed from GM Resources Limited to Campbell Resources Inc. On August 9, 1999, Campbell filed Restated Articles of Incorporation. These restated Articles were filed as Exhibit 4(a) to the Corporation’s Registration Statement on Form S-8 (Registration No. 333-93063), which is hereby incorporated by reference.

     Pursuant to the CBCA, the Corporation’s Articles as amended include its corporate name, the place in Canada where its registered office is located, its minimum and maximum number of directors and the authorized share capital of the Corporation consisting of an unlimited number of Common Shares and an unlimited number of preference shares. There are only Common Shares outstanding. There are no restrictions on the business that the Corporation may carry on. The Corporation’s general by law, By-Law No. 1, as amended and as in effect on the date hereof, was filed as Exhibit 3.12 to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 1987, which is hereby incorporated by reference.

     By Articles of Amendment dated May 19, 2000 and filed as Exhibit 3.1 to the Corporation’s Current Report on Form 8-K dated May 19, 2000 which is hereby incorporated by reference, which is hereby incorporated by reference, the Common Shares of the Corporation were consolidated (reverse split) on the basis of one post consolidation Common Share for every ten pre-consolidation Common Shares. By Articles of Arrangement effective June 30, 2001, the Corporation completed its merger with GeoNova. These Articles of Arrangement were filed as Exhibit 3.3 to the Corporation’s Annual Report on Form 20-F for the year ended December 31, 2001, which is hereby incorporated by reference.

Material Contracts

Royalty Agreement between Meston Resources and Repadre Capital Corporation dated April 23, 1993 as amended June 30, 2001 as described on page 19.

Merger Agreement dated May 7, 2001 between Campbell, MSV Resources and GeoNova Explorations pursuant to which MSV and GeoNova became wholly-owned subsidiaries of the Corporation as described on page 6.

Exchange Controls

     Other than as provided in the Investment Canada Act (Canada) (the “Investment Act”), there are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends to non-resident holders of the Company’s securities. However, any such remittances of dividends paid to United States residents are subject to withholding tax at a rate equal to a maximum of 15% of the amount paid (see Item 10 — “Taxation” on page 67).

     The following discussion summarises the material features of the Investment Act, in its present form, for a non-resident of Canada who proposes to acquire Common Shares of the Company. The Investment Act regulates the acquisition of control of a Canadian business by a “non-Canadian” as defined under the Investment Act. With respect to the Company, an acquisition of control is considered to be the acquisition of the majority of its Common Shares. However, if a non-Canadian acquires more than one-third of the voting shares of the Company, but less than a majority, there is a presumed acquisition of control unless it can be established that the Company is not controlled in fact by the acquirer. All acquisitions of control of a Canadian business are notifiable (which requires that a notification form be submitted to Investment Canada within thirty days after the implementation of the investment) unless the investment is reviewable. If the investment is reviewable, the investment may not be implemented until the Minister responsible for the Investment Act is, or has been deemed to be, satisfied that the investment is likely to be of net benefit to Canada.

     Where either the acquirer is, or the Company is presently controlled by, a WTO investor (as that term is defined in the Investment Act), a direct acquisition of control of the Company will only be reviewable if the value of the Company’s assets, as shown on its audited financial statements for the most recently completed fiscal year, is equal to or greater than $223 million. This amount varies each year based on the rate of growth in Canadian gross domestic product. Other direct acquisitions of control are reviewable if the value of the assets of the Company, as calculated above, is equal to or greater than $5 million. The $5 million threshold for review also applies with respect to the acquisition of control of any Canadian business that provides any financial services or transportation services, is a cultural business, or is engaged in the production of uranium and owns an interest in or producing uranium property in Canada.

     Indirect acquisitions of control (acquisitions of control of an entity which in turn controls the Company) are not reviewable under the Investment Act if the acquirer is a WTO investor or if the Company is controlled by a WTO investor. Otherwise, an indirect acquisition will be reviewable if the value of the Company’s assets is $50 million or more, or if the value of the Company’s assets acquired in the total transaction are in Canada or the acquisition is not effected through the acquisition of control of a foreign corporation.

     Certain types of transactions are exempt from application of the Investment Act including acquisitions of control of the Company:

(a) by the acquisition of voting shares or the voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities;

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

     There are currently no limitations on the right of foreign or non-resident owners of Common Shares to hold or vote such securities imposed by Canadian law or the Company’s charter or other constituent documents.

     There are no family relationships between any of the directors and executive officers of the Company.

Taxation

Certain Canadian Federal Income Tax Consequences

     The discussion under this heading summarises the material Canadian federal income tax consequences of acquiring, holding and disposing of Common Shares of the Company for a shareholder of the Company who is not resident in Canada but is resident in the United States and who will acquire and hold Common Shares of the Company as capital property for the purpose of the Income Tax Act (Canada) (the “Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada has a fixed tax base regularly available to him through which he or she performs independent personal services in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company’s understanding of the administrative practices of Canada Customs and Revenue Agency and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to December 31,

2001. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

     The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the “Convention”) and the Protocols to the Convention.

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

Disposition of Common Shares

     Under the Tax Act, a taxpayer’s capital gain or capital loss from a disposition of Common Shares of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition. One-half of a capital gain (the “taxable capital gain”) is included in income, and one-half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year. The amount by which a shareholder’s allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the year or in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

     In the case of a shareholder that is a corporation, the amount of any capital loss otherwise determined may be reduced, in certain circumstances, by the amount of dividends previously received in respect of the shares disposed of, unless the corporation owned the shares for at least 365 days prior to sustaining the loss and (together with corporations, persons and other entities with whom the corporation was not dealing at arm’s length) did not, at the time the dividends were received, own more than 5% of the shares of any class of the capital stock of the corporation from which the dividend was received. These loss limitation rules may also apply where a corporation is a member of a partnership or a beneficiary of a trust that owned the shares disposed of.

     A non-resident of Canada is not subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of shares unless the shares represent “taxable Canadian property”. Common Shares of the Company will not generally constitute taxable Canadian property. Common Shares of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder holds the shares as “capital property” and used the shares in carrying on a business in Canada, or if at any time in the five years immediately preceding the disposition the shareholder owned, either alone or with persons with whom the shareholder did not deal at arm’s length, 25% or more of the issued shares of any class of the capital stock of the Company.

     Where a United States resident realises a capital gain on a disposition of shares that constitute “taxable Canadian property”, the Convention relieves the United States resident from liability for Canadian tax on such capital gains unless:

(a)	the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b)	the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding the disposition, was resident in Canada at any time during the 10 years immediately preceding the disposition and the shares were owned by him when he ceased to be resident in Canada, or

(c)	the shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

     At the present time the value of the Common Shares of the Company is not derived principally from real property in Canada.

     Notwithstanding the potential exemption from Canadian tax provided under the Convention, where a non-resident of Canada disposes of shares of Common Shares of the Company that are “taxable Canadian property”, the non-resident is required to file a Canadian income tax return in respect of any such dispositions.

Certain United States Federal Income Tax Considerations

     The following discussion summarises the material United States federal income tax consequences to certain U.S. Holders (as defined below) of the acquisition, ownership and disposition of the Company’s Common Shares. This discussion assumes such holders hold the Common Shares as capital assets for United States Federal income tax purposes. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organisations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations, shareholders owning Common Shares representing 10% of the vote and value of the Company. In addition, this discussion does not address any state, local or foreign tax consequences.

     The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury Regulations promulgated thereunder, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Company’s Common Shares and no opinion or representation with respect to the United States federal income tax consequences, to any such holder or prospective holders is made. Accordingly, holders and prospective holders of the Company’s Common Shares should consult their own tax advisors about the federal, state, local foreign tax consequences of purchasing, owning and disposing of shares of Common Shares of the Company.

U.S. Holders

     As used herein, the term “U.S. Holder” means a beneficial owner of Common Shares that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organised under the laws of the United States, or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of source, or (iv) a trust subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

Distributions of Common Shares

     For United States Federal income tax purposes, the gross amount of all distributions paid (without reduction for Canadian income tax withheld) with respect to Common Shares out of current or accumulated earnings and profits as determined under United States Federal income tax principles to a U.S. Holder will be treated as foreign source ordinary income to such holder. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income by those who itemise deductions. (See more detailed discussion at “Foreign Tax Credit” below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the Common

Shares and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains may be available to non-corporate U.S. Holders. Dividends paid on the Company’s Common Shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

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

Foreign Tax Credit

     A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company’s Common Shares may be entitled, at the option of the U.S. Holder, but subject to the limitations discussed below, to either a deduction or a tax credit for such foreign tax paid or withheld. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder’s United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either “passive” income or “financial services” income, depending on the particular U.S. Holder’s circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder’s income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

     A U.S. Holder will recognize United States source gain or loss upon the sale of Common Shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the Common Shares. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Common Shares for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. The net long-term capital gain of non-corporate U.S. Holders generally will be subject to tax at a maximum rate of 20 percent. Deductions for net capital losses are subject to significant limitations.

Other Considerations

     In the following circumstance, the above discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of the Company’s Common Shares:

Passive Foreign Investment Company

     Special rules are applicable to U.S. Holders owning shares in a “passive foreign investment company” (a “PFIC”). A foreign corporation will be classified as a PFIC if at least 75% of its gross income for the taxable year is passive income or if the value of assets held by it during the taxable year which produce passive income represents at least 50% of the value of its assets. In determining whether a foreign corporation is a PFIC, if the foreign corporation owns 25% or more (by value) of the stock of another corporation, the foreign corporation is treated as if it (i) held its proportionate share of the assets of such other corporation, and (ii) received directly its proportionate share of the income of such other corporation. In general, “passive income” includes the excess of gains over losses from certain commodities transactions, including transactions involving gold and other precious metals. However, gains from commodities transactions generally are excluded from the definition of passive income if (i) such gains are derived by a foreign corporation in the active conduct of a commodity business by an active producer, merchant or handler of commodities, and (ii) “substantially all” of such corporation’s business is as an active producer or processor of commodities (the “active commodities business exclusion”).

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

     If the Company were treated as a PFIC at any time during a U.S. Holder’s holding period for the Common Shares, such U.S. Holder might be subject to additional tax as well as certain interest charges in respect of the deferral of tax for the period during which such Common Shares were held. Any such additional tax and interest charges would apply to the disposition of the Common Shares or the receipt of certain dividends that are considered “excess distributions” under the Code. Additionally, any gain realized on the disposition of such Common Shares would be treated as ordinary income rather than as capital gain and the tax basis of the Common Shares held by a U.S. Holder generally would not be stepped up to fair market value at death. U.S. Holders and prospective holders of Common Shares should consult their own tax advisors regarding the possible application of the PFIC rules to the Company.

Backup Withholding

     Certain non-corporate U.S. Holders may be subject to backup withholding at a rate of 31% on taxable distributions with respect to the Common Shares and the proceeds of a disposition of the Common Shares. Backup withholding will apply only if the U.S. Holder (i) fails to furnish its Taxpayer Identification Number (“TIN”) which, in the case of an individual, would be his or her social security number, (ii) furnishes an incorrect TIN, (iii) is notified by the Internal Revenue Service (“IRS”) that it has failed to properly report payments of interest or dividends or (iv) under certain circumstances, fails to certify, under the penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding. Under newly issued U.S. Treasury regulations, in the case of interest paid after December 31, 1999, a U.S. Holder generally will be subject to backup withholding at a 31% rate unless certain IRS certification procedures are complied with, directly or through an intermediary. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

Documents on Display

Any shareholder may inspect any of the documents or Exhibits referred to in this Report or any other disclosure by making a request to the Corporation in writing.

Subsidiary Information

Information relating to the Corporation’s subsidiaries is contained in Item 4 particularly under “Organisational Structure” on page 13 and in Exhibit 21.1.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

     See the notes to the consolidated financial statements in Item 17 and “Management’s Discussion and Analysis” in Item 5 for additional information.

Gold Risk Disclosures

     The results of the Company’s operations are affected significantly by the market price of gold. See disclosure in Notes 11(c), 14(a), 17(b) and 21(d). Gold prices are influenced by numerous factors over which the Company has no control, including expectations with respect to the rate of inflation, the relative strength of the United States dollar and certain other currencies, interest rates, global or regional political or economic crises, demand for jewellery and certain industrial products, and sales by central banks, other holders of gold and gold producers.

     To reduce the impact of negative changes in the gold price the Company may attempt to fix the future price at which the Company’s gold production is sold through the use of fixed forward sale contracts, spot deferred gold sale contracts or through the use of various derivative instruments such as puts and calls. Campbell’s general policy is to hedge a maximum of 50% of its gold production for up to two years, dependent on market conditions and planned capital expenditure commitments.

     The Corporation’s last forward gold sales contracts expired on December 31, 2001 and the $0.8 million of cash, deposited to secure potential obligations in respect of these contracts, was released.

Foreign Currency Risk Disclosures

     The Company’s reporting currency is Canadian dollars. The sales price of gold (represents approximately 95% of total metal sales) and copper (represents approximately 5% of total metal sales) is denominated in United States dollars. The Corporation’s Joe Mann Mine is in Canada and its future profitability is impacted by fluctuations in the United States dollar relative to the Canadian dollar. To reduce the impact of the fluctuations in the relative exchange rates on the Corporation’s operations the Corporation may enter into fixed forward contracts to sell United States dollars and buy Canadian dollars. At December 31, 2002 the Company had no forward contracts to sell United States dollars. (See “Currency Exchange” table on page 1.)

Other Financial Instrument Risk Disclosures

     At December 31, 2002, the Company had US$2,551,000 of 7.5% convertible debentures outstanding that mature in 2004. As the Company’s financial statements are recorded in Canadian dollars the amount of the liability recorded for the convertible debentures on the balance sheet will fluctuate with changes in the United States to Canadian dollar exchange rates.

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

Item 12. Description of Securities other than Equity Securities — Not Applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies — None

Item 14. Material Modifications to the Right of Security Holders and Use of Proceeds — None

Item 15. Controls and Procedures

     The Corporation’s Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as of a date within 90 days of the filing of this annual report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation.

Item 16. Reserved

PART III

Item 17. Financial Statements

     The Corporation has elected to comply with the financial statement requirement of this Item rather than Item 18. The financial statements filed as part of this Annual Report are listed in “Item 19 — Financial Statements and Exhibits”.

     These financial statements were prepared in accordance with generally accepted accounting principles in Canada and are expressed in Canadian dollars. Such financial statements have been reconciled to US generally accepted accounting principles in Note 21 on pages 94 to 97. For a history of the exchange rates which were in effect for Canadian dollars against U.S. dollars, see “Currency and Metric Equivalents” page 1.

Five-Year Comparative Summary of Selected Financial Data

	(expressed in thousands of Canadian dollars except per share amounts)
	2002	2001	2000	1999	1998

	$	$	$	$	$
			(restated)	(restated)	(restated)
Operating results (in thousands)
Metal Sales	14,691	—	15,682	22,465	36,388
Loss from operations	(6,799)	(5,094)	(44,675)	N/A	N/A
Net Loss	(5,137)	(4,355)	(41,875)	(11,776)	(30,237)
Cash flow from (used in) operations	(4,994)	(787)	(13,800)	(10,277)	411
Capital expenditures	4,256	1,789	7,196	5,088	8,141

Financial position (in thousands)
Cash and short-term deposits	3,432	2,761	4,548	18,219	41,493
Money market instruments	—	—	—	7,958	—
Total assets	131,733	110,356	77,960	113,530	127,198
Long-term debt	56,468	55,974	52,224	51,809	53,477
Capital stock	30,013	24,620	125,355	125,339	123,632
Shareholders’ equity	22,360	22,102	13,468	75,673	87,469

Per share data
Net loss per share	(0.13)	(0.18)	(2.66)	(0.75)	(1.97)
Book value per share	0.50	0.68	0.85	4.82	5.65

Operations statistics
Gold production — ounces	32,500	—	38,400	53,700	82,400
Gold revenue per ounce — US dollars	321	—	279	276	304
Cash cost per ounce — US dollars	361	—	463	292	255

Share outstanding (in thousands)
At year end	44,478	32,562	15,784	15,715	15,469
Weighted average during year	40,230	23,720	15,733	15,695	15,353

Selected quarterly Financial Data (unaudited)

	(expressed in thousands of Canadian dollars except per share amounts)
Year ended December 31, 2002	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

	$	$	$	$
Metal sales	—	3,716	3,620	7,355
Loss from operations	(613)	(1,588)	(2,790)	(1,808)
Net loss	(691)	(550)	(2,901)	(995)
Net loss per share	(0.02)	(0.02)	(0.07)	(0.02)

Year ended December 31, 2001

Metal sales	—	—	—	—
Loss from operations	(1,943)	(1,195)	(875)	(620)
Net loss	(2,031)	(931)	(995)	(398)
Net loss per share	(0.13)	(0.06)	(0.03)	(0.00)

Consolidated financial statements of
CAMPBELL RESOURCES INC.
December 31, 2002, 2001 and 2000
Management’s Responsibility for Financial Reporting

To the Shareholders of Campbell Resources Inc.

The accompanying consolidated financial statements of the Company were prepared by management in accordance with Canadian generally accepted accounting principles, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

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

The consolidated financial statements have been audited on behalf of the shareholders by the Company’s independent auditors, Samson Bélair Deloitte & Touche, in accordance with generally accepted auditing standards. The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

By: /s/ André Fortier	By: /s/ Lucie Brun
President and Chief Executive Officer	Executive Vice-President and Chief Administrative Officer

Independent Auditors’ Report

To the Board of Directors and the Shareholders of Campbell Resources Inc.

We have audited the consolidated balance sheets of Campbell Resources Inc. (the “Company”) as at December 31, 2002 and 2001 and the consolidated statements of operations, deficit and cash flows for each of the years in the two-year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated statements of operations, deficit and cash flows for the year ended December 31, 2000, prior to adjustments for the changes in accounting policy related to depreciation and depletion of mining interests and loss per share and for changes in accounting presentation with respect to the financing arrangement as described in Note 2, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 3, 2001. We have audited the adjustments to the 2000 financial statements and, in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

/s/ Samson Bélair Deloitte & Touche

Chartered Accountants
Montreal, Quebec
February 25, 2003

Comments by Auditors on Canada-United States of America Reporting Standards Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the financial statements. Our report to the Board of Directors and the Shareholders, dated February 25, 2003, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Consolidated Statements of Operations
(expressed in thousands of Canadian dollars except per share amounts)

years ended December 31,	2002	2001	2000

	$	$	$
			(restated)
Metal sales	14,691	—	15,682
Expenses
Mining	16,420	—	25,272
Depreciation and amortization	3,532	43	3,827
General administration	1,815	2,113	2,633
Care and maintenance	167	2,177	383
Indemnity in lieu of notice	—	300	—
Severance pay	—	—	761
Exploration	—	—	2,370

	21,934	4,633	35,246

Loss before the following items	(7,243)	(4,633)	(19,564)
Interest expense on long-term debt (Note 13)	(668)	(461)	(318)
Interest income	1,268	—	—
Amortization of deferred charges	(156)	—	—
Write-down of mining interests (Note 8)	—	—	(24,793)

Loss from operations	(6,799)	(5,094)	(44,675)

Other income (expense)
Gain on sale of subsidiaries (Note 14)	777	49	—
Other income	1,000	617	1,900
Share of loss of affiliate	(53)	—	—

	1,724	666	1,900

Loss before taxes	(5,075)	(4,428)	(42,775)
Income and mining tax (expense) recovery (Note 15)	(62)	73	900

Net loss	(5,137)	(4,355)	(41,875)

Weighted average number of common shares (’000)	40,230	23,720	15,733

Basic and fully diluted loss per share	(0.13)	(0.18)	(2.66)

Consolidated Statements of Deficit
(expressed in thousands of Canadian dollars)

years ended December 31,	2002	2001	2000

	$	$	$
Balance, beginning of year
As previously reported	3,855	113,145	50,259
Adjustment for change in depreciation and amortization policy (Note 2)	—	—	21,695
As restated	3,855	113,145	71,954
Change in accounting for income taxes (Note 2)	—	—	(684)
Transfer from the stated capital account to eliminate deficit (Note 12 b))	—	(113,645)	—
Net loss	5,137	4,355	41,875

Balance, end of year	8,992	3,855	113,145

Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)

as at December 31,	2002	2001

	$	$
Assets
Current assets
Cash and cash equivalents	3,432	2,761
Short-term investments at market value	315	22
Receivables	3,718	2,435
Settlements receivable	4,161	—
Notes receivable (Note 4)	1,903	1,037
Inventories of ore and supplies (Note 5)	3,040	4,664
Prepaids	555	517
	17,124	11,436

Notes receivable (Note 4)	26,735	12,266
Investment (Note 6)	6,447	6,500
Restricted deposits and swap agreement (Note 7)	48,900	48,629
Future income tax (Note 15)	2,350	3,375
Mining interests (Note 8)	25,833	25,365
Accrued benefit asset (Note 18)	1,732	1,707
Other assets (Note 9)	2,612	1,078

	131,733	110,356

Liabilities
Current liabilities
Accounts payable	6,280	2,482
Accrued liabilities	3,140	3,436
Future income tax (Note 15)	—	141
Current portion of long-term debt (Note 11)	2,698	—
	12,118	6,059

Reclamation and site restoration accruals (Note 10)	6,500	8,084
Long-term debt (Note 11)	56,468	55,974
Future income tax (Note 15)	2,350	3,234
Deferred royalty (Note 4)	31,835	14,340
Other liabilities	102	563

	109,373	88,254

Shareholders’ equity
Capital stock (Note 12)	30,013	24,620
Warrants (Note 12 e))	1,339	—
Deficit	(8,992)	(3,855)
Foreign currency translation adjustment	—	1,337

	22,360	22,102

	131,733	110,356

Approved by the Board

/s/ André Y. Fortier Director	/s/ G.E. “Kurt” Pralle Director

Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)

years ended December 31,	2002	2001	2000

	$	$	$
			(restated)
Operating activities
Net loss	(5,137)	(4,355)	(41,875)
Items not involving cash and cash equivalents
Depreciation and amortization	3,532	43	3,827
Write-down of mining interests	—	—	24,793
Gain on sale of subsidiaries (Note 14)	(777)	(49)	—
Future mining tax recovery	—	—	(1,032)
Other	(247)	362	(1,730)
Changes in non-cash working capital (Note 16)	(2,365)	3,212	2,217

Cash flow related to operating activities	(4,994)	(787)	(13,800)

Financing activities
Increase (decrease) in debentures and other debt	2,947	(571)	—
Issuance of capital stock (Note 12 e))	5,934	445	77
Other liabilities	(26)	(100)	(61)
Other	—	132	—

Cash flow related to financing activities	8,855	(94)	16

Investing activities
Restricted cash	—	840	(840)
Proceeds on sale of royalty (Note 4)	1,690	1,037	—
Increase in mining interests	(4,256)	(1,789)	(7,196)
Business acquisitions, net of cash (Note 3)	—	(100)	—
Money market instruments	—	—	8,000
Increase in other assets	(624)	(982)	—

Cash flow related to investing activities	(3,190)	(994)	(36)

Effect of exchange rate change on cash and cash equivalents	—	88	149

Increase (decrease) in cash and cash equivalents	671	(1,787)	(13,671)
Cash and cash equivalents, beginning of year	2,761	4,548	18,219
Cash and cash equivalents, end of year	3,432	2,761	4,548

Supplementary information
Income taxes paid (recovered)	93	(32)	295
Interest paid	—	2,867	2,995
Deferred royalty (Note 4)	18,060	14,340	—
Shares issued for business acquisitions (Note 3)	—	11,996	—
Shares issued for mining interest (Note 12 b))	192	432	—
Share issued in payment of debt (Note 12 b))	360	—	—

Notes to the Consolidated Financial Statements

1. Description of business

Campbell Resources Inc. (the “Company” or “Campbell”) was incorporated under the laws of British Columbia and continued under the Canada Business Corporations Act. The Company directly or through its subsidiaries is engaged in the business of the exploration, development, mining and processing of precious and base metals.

2. Summary of significant accounting policies

Preparation of consolidated financial statements

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain material respects with United States GAAP. Significant differences relevant to the Company are presented in Note 21.

In 2001, management reconsidered the accounting presentation adopted in previous years with respect to the financing arrangement entered into in 1991 (Note 11 a)) and accordingly has decided to disclose separately the assets and liabilities which had been previously netted. This change had no impact on prior year net loss and opening deficit.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses during the period. Actual results could differ from estimates. During the fiscal periods presented, management has made a number of significant estimates and valuation assumptions, including estimates of the net realizable value of accounts receivable, inventory, the useful lives of capital assets, the recoverability of mining interests, the future costs associated with environmental and site restoration matters, and the fair value of financial assets and liabilities. These estimates and valuation assumptions are based on current information and management’s planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.

Uncertainties

The Company’s ability to discharge its liabilities and realize the carrying value of its assets in the normal course of operations is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from the disposal of its interests.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, balances with banks and short-term deposits with original maturities of three months or less.

Inventories of ore and supplies

Supplies are valued at the lower of average cost and net replacement cost. Ore is valued at the lower of average production cost or net realizable value. Production costs include direct labour, benefits, supplies, and equipment operating costs and maintenance.

Investment

The entity in which the Company has the ability to exercise significant influence is accounted for using the equity method.

Mining interests

Plant and equipment are recorded at cost with depreciation provided either on the unit-of-production method basis using proven and probable reserves to which they relate, or on the straight-line method over their estimated useful lives.

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

Mining properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Conditions that may trigger an impairment assessment include changes in reserve estimates, commodity prices or estimated operating and reclamation and restoration costs. If estimated future net undiscounted cash flows expected to result from the use of the properties and their eventual disposal are less than the carrying amount, then these properties are written down to their estimated recoverable amount, determined on a non-discounted basis. Estimated future net undiscounted cash flows are based on currently estimated reserves and current estimates of future commodity prices and operating and reclamation and restoration costs.

In 2001, the Company modified its accounting policy related to the depreciation and depletion of mining interests, going from the unit-of-production method based upon the estimated mine life to the unit-of-production method based upon proven and probable mineable reserves, so as to have no differences with United States GAAP.

This policy was adopted retroactively and prior year financial statements were restated as follows:

2000

$
Decrease in depreciation and amortization	814
Decrease in write-down of mining interests	20,881
Decrease in net loss	21,695
Decrease in basic and fully diluted loss per share	1.38
Increase in deficit opening balance	21,695

Other assets

Other assets are comprised principally of charges incurred in relation to the sale of royalties. These charges are amortized on a straight-line basis over a 10-year period.

Stock-based compensation plans

The Company has two stock-based compensation plans, which are described in Note 12 c). No compensation expense for these plans is recognized when stock options are issued to directors or employees unless stock appreciation rights (“SAR”) accompany the options. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

On January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services and requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees and encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The Section also requires pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used. The Company has chosen not to use the fair value method to account for stock-based compensation costs arising from awards to employees. The pro forma disclosure is presented in Note 12 d).

Reclamation and site restoration accruals

Provisions are established for estimated future costs of site restoration of mining properties, including the removal of production facilities at the end of their useful lives. Costs are based on estimates of the anticipated method and extent of site restoration to meet current legal and industry standards. These standards are continually changing and the estimated provision is reviewed annually. The estimated future costs are accrued over the estimated life of the underlying asset and the annual charge, determined on the same basis as the amortization of the underlying asset, is included in mining costs.

Income taxes

The Company changed its policy for accounting for income taxes by adopting, effective January 1, 2000, the CICA Handbook Section 3465 “Income Taxes.” This required a change from the deferral method of accounting for income taxes to the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The change has been adopted retroactively without restatement of prior years’ financial statements resulting in the deficit at January 1, 2000 being reduced by $684,000.

Revenue recognition

The Company recognizes metal revenue when title to delivered gold, silver or copper and the risks and rewards of ownership are passed to the buyer.

Earnings per share

The Company’s use of the treasury stock method in calculating diluted earnings per share is consistent with United States GAAP.

Pension plans

The Company accrues its obligations under pension plans and the related costs, net of plan assets. Pension benefits earned by employees are actuarially determined, using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Pension plan assets are valued at fair value for the purpose of calculating the expected return on plan assets. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of the employees active at the date of the plan amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

Financial instruments

Prior to fiscal year 2001, the Company used forward and option contracts to hedge the effect of exchange rate changes on foreign currency exposure, and forward and option contracts to hedge the effect of price changes on a portion of the commodities it sells. Gains and losses on hedging instruments that effectively establish prices for future production were not recognized in income until reflected in sales revenue when the related production was included in revenue. From time to time, the Company had entered into options contracts for the sale of commodities not designated as hedges. These contracts were carried at quoted market values and included in other assets (liabilities) and gains and losses arising from the changes in the market values of these contracts and were recognized in earnings in the period in which the changes occurred. Since 2001, the Company has not used financial instruments.

With respect to short-term deposits, the Company’s policy is to invest in highly-rated instruments and to limit the amount of credit exposure to any one institution.

Currency translation

Prior to its disposal in 2002, the financial statements of the self-sustaining Mexican operations were translated into Canadian dollars at the year-end rate of exchange for the balance sheet and the average rate of exchange for the year for the statement of operations. Exchange gains or losses were included as a separate component of shareholders’ equity as a foreign currency translation adjustment.

Prior to its disposal in 2001, the Panamanian operations were translated into Canadian dollars using the temporal method whereby monetary assets and liabilities were translated at the year-end rate of exchange, and non-monetary assets and liabilities were translated at historical rates of exchange. Exchange gains or losses were included in the determination of earnings.

3. Business acquisitions

On June 30, 2001, the Company merged with MSV Resources Inc. (“MSV”) and GéoNova Explorations Inc. (“GNE”). The purchase method of accounting was used to account for this merger. This merger is summarized below:

	MSV	GNE	Total

	$	$	$
Assets acquired
Cash and cash equivalents	650	9	659
Receivables	1,977	33	2,010
Inventories	623	—	623
Prepaids	257	7	264
Investments	6,544	21	6,565
Mining interests	4,233	3,817	8,050
Accrued benefit assets	978	—	978
Other assets	102	—	102
Liabilities assumed
Accounts payable	(493)	(60)	(553)
Accrued liabilities	(264)	(17)	(281)
Convertible debentures and other debt	(3,727)	—	(3,727)
Reclamation and site restoration accruals	(1,500)	—	(1,500)
Other liabilities	—	(435)	(435)

Net assets acquired at fair value	9,380	3,375	12,755

Consideration
Issuance of common shares (14,810,000 shares)	8,822	3,174	11,996
Acquisition costs	558	201	759

	9,380	3,375	12,755

4. Notes receivable

In December 2002, the Company completed the last tranche of a total of a $32,400,000 royalty sale based on the future production of the Joe Mann and Corner Bay properties. The royalty will be paid to the unitholder based on the following formula: the fraction of outstanding royalty units over 4,740 units multiplied by $8 per ton of ore for the years 2002 and 2003, $14 for 2004, $35 from January 1, 2005 until the net proceeds of the royalty sale plus interest of 10% compounded annually, exceed the aggregate of all royalty payments, from the date paid to the date of determination, at 10% compounded annually and $1.50 per ton thereafter. This royalty may be repurchased at any time on or after July 1, 2007.

The three portions provided cash consideration and notes receivable bearing yearly interest at 6.25% are as follows:

			Notes maturing

	Royalty		February 2,	February 2,	February 2,	December 31,
Closing date	sale	Cash	2002	2003	2004	2011

	$	$	$	$	$	$
December 2001	14,340	1,037	1,037	569	—	11,697
June 2002	12,740	1,210	—	956	382	10,192
December 2002	5,320	479	—	378	208	4,256

	32,400	2,726	1,037	1,903	590	26,145

5. Inventories of ore and supplies

	2002	2001

	$	$
Ore	645	—
Supplies	2,395	4,664

	3,040	4,664

6. Investment

	2002	2001

	$	$
Investment in an entity subject to significant influence, Corporation Copper Rand Inc. (“CCR”)
(65,000 common shares - 26% of outstanding shares)	6,447	6,500

a)	The Company holds an option with the other owners of CCR to purchase, at any time, up to 60,000 common shares of CCR at $100 per share plus 10% per year, in order to increase its interest in the project to 50%.

b)	Should the other shareholders of CCR decide to exercise their right of exchange between April 8, 2003 and March 8, 2004 or in the 90 days following the sale of more than half of the share capital of MSV or of a substantial portion of the assets of MSV (including a merger transaction), the Company will issue convertible debentures in exchange for up to 125,000 common shares of CCR, thereby increasing the Company’s share by another 50%. These convertible debentures, if issued, will be exchangeable for Campbell common shares at the price of $1.025 per share.

7. Restricted deposits and swap agreement

As described in Note 11 a), in 1991, the Company entered into a Swap Agreement and made deposits with an international bank to secure all principal and interest payments associated with the Guaranteed Subordinate Debentures and Notes and Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares. These deposits expire in 2007 and earn interest at Canadian Bankers’ Acceptance rates. The deposits and the Swap Agreement were irrevocably assigned to secure all payments due to investors.

Interest accretes on the restricted deposits over the term of the financing arrangement to attain the amount of $50,000,000, which is due at the end of the financing arrangement.

8. Mining interests

	2002			2001

	Accumulated			Accumulated
	depreciation			depreciation
	and	Net book		and	Net book
	amortization	value	Cost	amortization	value	Cost

	$	$	$	$	$	$
Property, plant and equipment	30,246	15,994	14,252	61,593	44,675	16,918
Mining properties	120,981	109,400	11,581	117,107	108,660	8,447

	151,227	125,394	25,833	178,700	153,335	25,365

During 2002, the Company entered into:

a)	an agreement under which Strateco Resources Inc. could earn a 50% interest in the properties Borduas-Martel and Desjardins jointly named Discovery project in Bruneau and Desjardins townships, Québec, by incurring $4,500,000 expenditures on the properties and by issuing a total of 600,000 shares and 300,000 warrants granting the right to purchase 300,000 shares over a period of four years;

b)	an agreement under which the Company purchased a mining claim adjacent to the Joe Mann mining concession for a consideration of 250,000 common shares and a 2% net smelter return;

c)	an agreement to convert the options held by SOQUEM Inc. into interests of respectively 35% and 40% in the Joe Mann and Chibougamau exploration properties. These interest amounts are based on the completed qualifying expenditures versus the total expenditure amount SOQUEM Inc. had to incur to earn their 50% interest.

In 2000, as part of its periodic evaluation of the carrying value of its mining interests, the Company wrote off its carrying value of its Cerro Quema project in Panama by $9,081,020 and wrote down the Joe Mann project in Quebec by $26,007,751 and the Santa Gertrudis project in Mexico by $10,585,256 for an aggregate write-down of $45,674,027 before restatement. The restatement referred to in Note 2 on depreciation and amortization of mining interests decreased the write-down by $20,881,000.

9. Other assets

Other assets are comprised of the following:

a)	Deferred charges

	2002			2001

		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

	$	$	$	$	$	$
Fees related to the sale of the royalty	2,535	156	2,379	982	—	982
Fees related to the long-term debt	337	254	83	315	219	96

	2,872	410	2,462	1,297	219	1,078

b)	Other assets also include an amount of $150,000 receivable in December 2004 from CCR.

10. Reclamation and site restoration accruals

In addition to the $6,500,000 reclamation and site restoration accrual for the Joe Mann and Eastmain sites, the Company benefits from an environmental fund of approximately $3,900,000 as at December 31, 2002 ($3,739,000 in 2001). This fund is held in trust by Computershare Trust Company of Canada and will be used for the rehabilitation and restoration of the Copper Rand, Portage, Jaculet and Copper Cliff mining sites acquired by MSV from Westminer Canada Limited in 1993.

The cost of the rehabilitation plan was estimated at $3,695,000 in March 1999, and the plan was approved by the Société de développement de la Baie James and Westminer Canada Limited in the same year. In the event there is a shortage of funds required to do the rehabilitation and restoration work, the shortfall will be assumed equally between the Company and the Société de développement de la Baie James, pursuant to the agreement entered into in 1993.

11. Long-term debt

	2002	2001

	$	$
Guaranteed Subordinate Debentures, bearing interest at varying rates, repayable at maturity in 2007 (a)	38,000	38,000
Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares of a subsidiary, with a nominal value of $12,000,000 (a)	10,900	10,629

	48,900	48,629
Convertible Subordinated Debentures bearing interest at 7.5% (b)	4,025	4,063
Convertible Debentures with interest accrued thereon of $385,000 ($132,000 in 2001) (c)	3,535	3,282
Credit facility, secured by a first charge on the assets of Meston Resources Inc. and guaranteed by the Company, bearing interest at the average prime rate of six Canadian banks plus 1.5%, repayable from November 2002 in quarterly instalments of $670,000, maturing February 2004(1)	2,646	—
Loan secured by vehicles, no interest, repayable in monthly payments of $1,512 up to November 2005 and $573 thereafter, maturing in December 2006	60	—

	59,166	55,974
Current portion	2,698	—

	56,468	55,974

(1)	As part of the credit facility arrangement, 606,061 warrants were issued and the fair value of the warrants of approximately $258,000 was applied to the reduction of proceeds received as described in Note 12 e).

a)	In 1991, a subsidiary of the Company entered into a financing arrangement (“Arrangement”) whereby it issued to a group of Canadian financial institutions $38,000,000 of Guaranteed Subordinate Debentures and Notes (“Debentures”) and $12,000,000 of Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares (“Preferred Shares”). The Debentures are unsecured, subordinate to all existing non-trade debt and future senior debt, and cannot be prepaid. The Preferred Shares are redeemable at any time at an amount of $240,000 per Preferred Share, rank equally and pari passu with the common shares for dividends when declared, and are retractable in 2007.

In order to secure the performance and repayment of the Debentures and Preferred Shares, the Company’s subsidiary entered into an Interest Rate and Currency Exchange Agreement, referred to as a Swap Agreement, with a major international bank. The Swap Agreement provides for the conversion of one floating rate interest basis to another and for differences in the timing of payments so as to match the interest payment requirements under the Debentures, repayment of the Debentures upon maturity and retraction of the Preferred Shares. The Company’s subsidiary invested $46,000,000 in restricted deposits with the counterparty to the Swap Agreement and which have been assigned to secure all payments due under the Swap Agreement (Note 7). The deposits and Swap Agreement were irrevocably assigned directly to and accepted by the investors.

The Preferred Shares will increase to their nominal value of $12,000,000 over the term of the financing period.

b)	The debentures are unsecured, bear interest at 7.5% payable in arrears on June 1 and December 1 of each year and mature on July 21, 2004. The debentures are convertible at the option of the holder into common shares of the

Company at any time prior to maturity at a conversion price of US$5.00 per common share. The debentures are redeemable for cash at any time after the fifth anniversary of the date of issue or, at the Company’s option, may be redeemed for common shares on the basis of one common share for each US$5.00 of debenture principal being redeemed. The right of the Company to redeem the debentures for cash or common shares is conditional on the average price of the common shares exceeding US$5.00 during a period of 20 consecutive days prior to notice of redemption. The Company may, at its option, repay the debenture at maturity by issuing common shares of the Company at the conversion price of US$5.00 per common share.

During 2002, debenture holders did not convert debenture principal into common shares of the Company (2001 —US$25,000), resulting in a balance outstanding at December 31, 2002 and 2001 of US$2,551,000.

c)	The debentures are unsecured, bear interest at 8% annually, plus an additional interest charge calculated as follows: 1% for every $1 million of unpaid capital multiplied by the net smelter return (“NSR”), which is reduced by $40 multiplied by the tonnage of ore produced by the Copper Rand Mine. This charge will be determined at the end of each year, beginning with the first repayment of capital. The first interest payment is due July 1, 2004 and quarterly thereafter. The debentures are refundable as to 20% of capital on July 1, 2004, as to 40% on July 1, 2005 and as to 40% on July 1, 2006, or are convertible into common shares at a price of $1.025 per share or up to a maximum of $1.64 based on an increase in the gold price above US$350.

12. Capital stock

a)	Authorized shares Preference shares — unlimited, issuable in series, without par value Common shares — unlimited

b)	Issued and outstanding shares

	2002		2001		2000

	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands)	$	(in thousands)	$	(in thousands)	$
Common shares
Balance, beginning of year	32,562	24,620	15,784	125,355	15,715	125,339
Issued
Conversion of convertible debentures	—	—	5	37	—	—
Private placement(1)	9,897	4,276	1,163	445	—	—
Shares issued in consideration for the amendment of the Net Smelter Return Royalty Agreement	—	—	800	432	—	—
Share consolidation	—	—	—	—	(3)	(61)
Consideration for business acquisitions (Note 3)	—	—	14,810	11,996	—	—
Reduction in stated capital	—	—	—	(113,645)	—	—
Acquisition of properties	350	192	—	—	—	—
Payment of debt	500	360	—	—	—	—
Shares repurchased	(7)	(12)	—	—	—	—
Exercise of warrants and options	1,176	577	—	—	72	77

Balance, end of year	44,478	30,013	32,562	24,620	15,784	125,355

(1)	During the year ended December 31, 2002, the Company issued 9,897,000 common shares for net proceeds of $4,276,000, after deduction of the fees and costs of $581,000 related to this issuance and the fair value assigned to the 5,542,564 warrants issued as part of the private placement of $1,081,000 (Note 12 e)).

b)	Issued and outstanding shares (continued.)

During the year ended December 31, 2001, the Company, through a special resolution adopted at its annual shareholders meeting, reduced its stated capital by $113,645,000 and transferred the amount from the stated capital account of the common shares to the deficit account to eliminate the expected deficit on the merger referred to in Note 3.

At the annual meeting on May 19, 2000, the shareholders approved a one-for-ten share consolidation of the common shares issued and outstanding. The common shares issued for the comparative periods presented in the preceding tables have been adjusted to reflect the consolidation.

c)	Employee Incentive Plan and Directors’ Stock Option Plan

The Employee Incentive Plan comprises a Share Option Plan, a Share Purchase Plan, a Share Bonus Plan and a Share Loan Plan. The Share Purchase Plan calls for Company contributions of an amount equal to 50% of employee contributions, which can amount to a maximum of 5% of their basic annual salaries. The common shares are issued on a quarterly basis at market value.

Under the Share Bonus Plan, common shares can be issued to full-time salaried employees as a bonus in recognition of services as determined by the Compensation Committee or the Board of Directors. No shares were issued in the last three years.

The Share Loan Plan provides the Compensation Committee or the Board of Directors with the discretion to make loans to full-time employees to enable them to acquire common shares in the Company. No loans are presently outstanding under this plan.

Options granted under the Directors’ and Employee Share Option Plans expire no later than five years from the date on which they were granted and all current options expire on or before August 6, 2007.

Changes in the share option plans are as follows:

	2002		2001		2000

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price

(in thousands except per share amounts)		$		$		$
Outstanding, beginning of year	1,499	1.00	408	8.65	673	9.10
Granted	690	0.67	1,329	0.54	15	3.70
Expired and cancelled	(8)	9.10	(238)	11.60	(280)	9.47
Outstanding, end of year	2,181	0.86	1,499	1.00	408	8.65

The following summarizes information about stock options outstanding at December 31, 2002:

Options outstanding

		Weighted
		average	Weighted
		remaining	average
	Number	contractual	exercise
Range of exercise price	outstanding	life	price

(in thousands except per share amounts)			$
$
0.51 – 0.67	2,019	3.8 years	0.59
3.70 – 4.40	162	1.0 years	4.31

	2,181	3.6 years	0.86

d)	The Company does not recognize compensation expense for stock options granted to employees. The table below presents pro forma net loss and net loss per share as if stock options granted to employees had been accounted for based on the fair value method.

2002

(in thousands except per share amounts)	$
Net loss as reported	5,137
Estimated stock-based compensation costs	262
Pro forma net loss	5,399

Pro forma net loss per share	0.13

The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.11%, expected dividend yield of nil, expected volatility of 97% and an expected option life of five years. The weighted-average fair value of the options granted during the year ended December 31, 2002 is $0.38 per share. The Black-Scholes model, used by the Company to calculate option values, was developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions. This model also requires four highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

e)	Warrants and options

i)	Issued during the year ended December 31, 2002

The Company recorded the fair value of the warrants issued as of the date of issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 3.80% to 4.06%, expected dividend yield of nil, expected volatility ranging from 94% to 97% and an expected life of 1 to 3 years.

•	As part of the private placement referred to in Note 12 b), 5,542,564 share purchase warrants have been issued. Each warrant entitles the holder to purchase one common share of the Company at $0.80 per share until May 15, 2003. The fair value of the warrants as of the date of issuance was estimated at $1,081,000 and recorded in reduction of the net proceeds of issuance of capital stock.

•	In regard to the credit facility obtained, 606,061 share purchase warrants have been issued. Each warrant entitles the holder to purchase one common share of the Company at $0.66 per share until February 28, 2005. The fair value of the warrants as at the date of issuance was estimated at $258,000 and applied to the reduction of the amount received under the credit facility presented under long-term debt.

ii)	Issued in prior years

•	In consideration for the financial support received by one subsidiary from Société de développement de la Baie James in past years, the Company has committed to issue 153,310 warrants. Each warrant entitles the holder to purchase one common share of the Company at $1.435 per share until March 8, 2003.

•	In regard to the financing of the Copper Rand mine development, Investissement Québec carries a five-year option entitling it to subscribe to a maximum of 25,000 shares of CCR at $100 per share. Upon issuance of these shares by CCR, the shares will be automatically exchanged for common shares of the Company at $1.025 per share.

•	Options to purchase 86,000 common shares of the Company at $0.52 until December 31, 2003 were granted in consideration of services to be rendered to the Company.

13. Interest expense on long-term debt

	2002	2001	2000

	$	$	$
			(restated)
Credit facility	83	—	—
Guaranteed Subordinate Debentures	2,005	2,819	2,970
Convertible Debentures	585	461	318

	2,673	3,280	3,288
Interest revenue on restricted deposits (Note 7)	(2,005)	(2,819)	(2,970)

	668	461	318

14. Gain on sale of subsidiaries

During the year the Company sold two subsidiaries and recorded a gain of $777,000 as detailed below:

a)	On January 31, 2002, the Company sold Oro De Sotula S.A. de C.V. (“Oro”), a wholly-owned subsidiary, to Queenstake Resources Ltd. (“Queenstake”) for a maximum price of US$2,000,000, payable as follows:

i)	US$1,000,000 promissory note maturing January 31, 2005, if the actual liabilities, incurred by Queenstake with respect to outstanding litigation commenced in 1996 between Oro and the Mexican tax authorities (“the tax case”) and reclamation costs of properties owned by Oro (“the reclamation”), do not exceed US$2,000,000. The amount of the promissory note issued will be reduced to nil if the actual combined liabilities incurred by Queenstake exceed US$3,207,000 and is subject to reduction in accordance with a formula agreed by the parties.

ii)	Up to a maximum of US$1,000,000 secured by promissory notes expiring on December 31, 2005 as described below:

•	US$150,000 note, paid by Queenstake through issuance of 978,500 shares in 2002 since the price of gold reached US$315 per ounce.

•	US$250,000 note, paid by Queenstake through issuance of 1,194,531 shares in the first quarter of 2003 since the price of gold reached US$330 per ounce during the first quarter of 2003.

•	US$600,000 note receivable on the tenth business day following the day on which the price of gold is at least US$350 per ounce.

The price of gold to be used is the average of the London PM fix over a 120-day calendar period. These notes are receivable on the tenth business day following the day the average price is reached.

The Company will retain an interest providing for a net smelter return royalty of 1% to be paid on all production by Queenstake from the mining concessions and exploration properties which are owned by Oro at the time of closing. Furthermore, in the event of any sale, option or similar agreement occurring with a third party before December 31, 2005, relating to the Oro shares, the mine or mining concessions and exploration properties which were owned by Oro, the Company will receive 33 1/3% of the total consideration under such agreement.

A loss of $34,000 was recorded upon the sale of the interest in Oro, taking into account the promissory note of US$150,000 paid during the year. The US$250,000 note paid subsequent to year-end was not considered in the determination of the loss, since accounting conditions had not been met.

b)	On November 19, 2002, the Company sold Recursos Escondidos, S.A. de C.V. (“Recursos”), a wholly-owned subsidiary, for a consideration of 50,000 common shares of International Coromandel Resources Ltd. and the assumption of all environmental liabilities relating to the mining concession. A gain of $811,000 was recorded upon the sale of Recursos.

15.     Income and mining taxes

a)	Effective tax rate

The income tax recovery varies from the amounts that would be computed by applying the combined Canadian federal and provincial statutory tax rates of approximately 35.3% (2001 — 37.3% and 2000 — 39.3%) to earnings before taxes as follows:

	2002	2001	2000

	$	$	$
			(restated)
Expected income tax recovery using statutory income tax rates	1,774	1,652	16,810
Resource allowance	(142)	(159)	(712)
Mining tax recovery	—	—	1,032
Valuation allowance	(1,694)	(1,474)	(15,227)
Other	—	54	(1,003)

Income and mining tax (expense) recovery	(62)	73	900

b)	Future income taxes

At December 31, future income taxes are as follows:

	2002	2001

	$	$
Current future income tax assets:
Inventories of ore and supplies	168	—
Other	15	—

	183	—

Non-current future income tax assets:
Mining interests	24,835	34,910
Operating loss carry forwards	6,771	5,570
Capital loss carry forwards	11,340	8,633
Deferred royalty	10,556	5,042
Other	2,484	2,755

	55,986	56,910

	56,169	56,910
Valuation allowance	(53,819)	(53,535)

Future income tax assets	2,350	3,375

Current future income tax liabilities:
Inventories	—	141
Non-current future income tax liabilities:
Other	2,350	3,234

Future income tax liabilities	2,350	3,375

Net future income taxes	—	—

c)	Loss carry forwards

At December 31, 2002, the Company and its subsidiaries had operating losses for income tax purposes in Canada approximating $20,400,000, which are available to reduce taxable income in future years and which expire to the year 2009. In addition, the Company and its subsidiaries had capital losses for income tax purposes in Canada of approximately $68,400,000, which can be applied against future taxable capital gains.

16. Changes in non-cash working capital

	2002	2001	2000

	$	$	$
Short-term investments	—	(11)	—
Receivables and settlements receivable	(5,531)	1,259	315
Inventories of ore and supplies and prepaids	(338)	665	224
Accounts payable and accrued liabilities	3,504	1,299	1,678

	(2,365)	3,212	2,217

17. Commitments and contingencies

a)	The Company has committed to pay royalties calculated on the net smelter return at various rates or based on the tonnage of ore processed at the mills. These agreements are also subject to repurchase rights at various prices.

b)	On June 30, 2001, the Company amended the Net Smelter Return Royalty Agreement on the production of the Joe Mann Mine in consideration for the issuance of 800,000 common shares of the Company for a value of $432,000. The royalty was reduced to a graduated net smelter return royalty increasing from 1.5% at a gold price of US$325 per ounce to 2.0% at a gold price of US$375 per ounce. After a cumulative royalty payment of $500,000, a royalty of 1% will be paid only if the gold price is US$350 or above.

c)	As the promoter and operator of the Copper Rand Mine (“CCR”), a subsidiary of the Company guaranteed the repayment of the $22 million loan facility provided by Investissement Québec to CCR. At December 31, 2002, the loan to CCR amounted to $11,238,796.

d)	The Company’s current and proposed mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect its employees, the general public and the environment and, to the best of its knowledge, believes its operations are in compliance with all applicable laws and regulations, in all material respects. The Company has made, and expects to make, submissions and expenditures in the future to comply with such laws and regulations. Where estimated reclamation and closure costs are reasonably determinable, the Company has recorded a provision for environmental liabilities based on management’s estimate of these costs. Such estimates are subject to adjustment based on changes in laws and regulations and as new information becomes available.

e)	Under the financing arrangement referred to in Note 11 a), mineral development expenditures which were renounced to the investors as part of the Arrangement were based, in part, on independent valuations of certain related mineral properties. Canada Customs and Revenue Agency (“CCRA”) has challenged certain of those valuations, and disallowed certain of the renounced flow-through deductions to certain of the investors. The Company may be contingently liable for certain losses or damages to investors, if any, that may result if CCRA is ultimately successful in its challenges. No provision for any such losses had been recorded at year-end.

18. Pension plan

The Company and its subsidiaries maintain primarily final pay defined benefit pension plans for most of their employees.

a)	The net expense (credit) recognized for the years is as follows:

	2002	2001

	$	$
Net benefit plan expense (credit):
Current service cost	58	43
Expected return on plan assets	(909)	(1,024)
Interest cost	809	816
Actuarial loss amortization	38	—

Net credit	(4)	(165)

b)	Information about the Company’s defined benefit plans, in aggregate, is as follows:

	2002	2001

	$	$
Accrued benefit obligation:
Balance, beginning of year	12,437	3,348
Obligation related to the acquisition of MSV	—	9,213
Service cost	68	57
Benefit paid	(968)	(997)
Interest cost	809	816
Actuarial loss	746	—

Balance, end of year	13,092	12,437

Plan assets:
Fair value, beginning of year	12,352	3,965
Plan assets related to the acquisition of MSV	—	9,663
Contributions	32	73
Benefits paid	(968)	(997)
Actual return on plan assets	(849)	(352)

Fair value, end of year	10,567	12,352

Funded status:
Plan deficit	(2,525)	(85)
Unrecognized actuarial loss	4,257	1,792

Accrued benefit asset	1,732	1,707

c)	The significant actuarial assumptions used in measuring the Company’s expenses and accrued benefit obligation are as follows:

	2002	2001

	%	%
Discount rate	6.25	6.75
Expected return on plan assets	7.50 and 8.00	7.50 and 8.00
Rate of compensation increase	4.00	4.00

d)	The following information pertains to the underfunded plans at year-end:

	2002	2001

	$	$
Accrued benefit obligation	13,092	9,170
Fair value of plan assets	10,567	8,665

Funding deficit	(2,525)	(505)

19. Segmented information

The Company’s operations consist principally of the exploration, development, mining and processing of precious and base metals. The following is a summary of the Company’s revenue by geographic area:

	2002	2001	2000

	$	$	$
Canada	14,691	—	11,042
Mexico	—	—	4,640

	14,691	—	15,682

Mining operations ceased in November 2000 and resumed in Canada in February 2002. The Mexican operations were suspended in 2000 and sold in January 2002.

Revenue is attributed to countries based on the source of the production.

20. Financial instruments

Fair value

At December 31, 2002, the fair value of the Company’s convertible debentures was estimated to be $3,539,000 (2001 — $3,342,000) based on financial models compared to the carrying amount of $7,559,000 (2001 — $7,345,000). The carrying amount of cash, short-term investments, receivables, accounts payable, accrued liabilities and other liabilities in the consolidated balance sheets approximates fair value based on their short-term maturities and or quotes received.

Credit risk

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly-rated counterparties, normally major financial institutions including banks. The credit risk exposure of derivative instruments is represented by the fair value of contracts with a positive fair value at the reporting date. The credit risk represents the maximum amount that would be at risk if the counterparties failed completely to perform under the contracts.

21. Differences between Canadian and United States generally accepted accounting principles (“GAAP”)

The material differences between Canadian GAAP and United States GAAP affecting the Company’s consolidated financial statements are detailed as follows:

	2002	2001	2000

	$	$	$
		(restated)	(restated)
Reconciliation of net loss
Net loss — Canadian GAAP	(5,137)	(4,355)	(41,875)
Adjustments:
Write-down and depreciation and amortization of mining interests (a)	377	—	(1,957)
Exploration expenses (b)	(2,427)	(530)	—
Future income taxes (c)	—	—	(1,032)
Derivative instruments (d)	624	(584)	—
Net loss — United States GAAP	(6,563)	(5,469)	(44,864)
Minimum liability of defined benefit plans (e)	(1,922)	(1,640)	—
Foreign currency translation	(1,337)	79	665

Comprehensive loss — United States GAAP	(9,822)	(7,030)	(44,199)

Basic and fully diluted loss — United States GAAP	(0.16)	(0.23)	(2.85)

	2002	2001	2000

	$	$	$
		(restated)	(restated)
Reconciliation of shareholders’ equity
Shareholders’ equity — Canadian GAAP	22,360	22,102	13,468
Adjustments:
Write-down and depreciation and amortization of mining interests (a)	(1,580)	(1,957)	(1,957)
Exploration expenses (b)	(2,957)	(530)	—
Derivative instruments (d)	40	(584)	—
Minimum liability of defined benefit plans (e)	(3,562)	(1,640)	—
Capital stock (g)	(1,481)	(1,481)	—
Warrants of the entity subject to significant influence (h)	485	485	—

Shareholders’ equity — United States GAAP	13,305	16,395	11,511

a)	Write-down and depreciation and amortization of mining interests

Under Canadian GAAP, mining interests should be written down to the net recoverable amount if this is less than the carrying amount, whereas under United States GAAP, if the future undiscounted net cash flows are less than the carrying amount, the capital asset should be written down to its fair value. Accordingly, the difference between the carrying amount of mining interests in Canadian GAAP and United States GAAP results in an additional depreciation and amortization charge of $377,000 in accordance with Canadian GAAP.

b)	Exploration expenses

Under Canadian GAAP, exploration expenses may be deferred until such time as the exploration and development work is either effectively abandoned and related costs are written off or an operating mine is established following which accumulated costs are amortized to earnings. Under United States GAAP and under Securities and Exchange Commission guidelines, all exploration expenses incurred prior to the determination of the existence of a commercially minable deposit and the completion of a feasibility study should be recorded as expenses as they are incurred.

c)	Future income taxes

Prior to the year 2000, under Canadian GAAP, income and mining taxes could be accounted for under the deferral method. Under United States GAAP, the asset and liability method is used, whereby future tax assets and liabilities are recognized for the future taxes attributable to differences between book value and the tax basis of the Company’s assets and liabilities.

d)	Derivative instruments

In 2001, the Company signed an amendment to the existing collective agreement under which the employees agreed to salary reductions or increases based on the price of gold during the term of the agreement. Furthermore, the debentures detailed in Note 11 c) include embedded derivatives such as additional interest charge calculated on the net smelter return and the tonnage of ore produced by the Copper Rand Mine and a conversion option into common shares at variable prices based on an increase in the gold price above US$350 per ounce. Under Canadian GAAP, no value was assigned to these embedded derivatives. Under United States GAAP (SFAS 133), the related derivatives are evaluated at their fair value as at each balance sheet date and the resulting difference between the fair value as at December 31, 2001 and 2002 is recorded in current earnings.

e)	Minimum liability of defined benefit plans

The provisions of Statement of Financial Accounting Standards No. 87, “Employers Accounting for Pensions,” requires companies with any plans that have an unfunded accumulated benefit obligation to recognize an additional minimum pension liability, and in certain circumstances, a reduction of accumulated other comprehensive income. Therefore, in accordance with United States GAAP, the consolidated balance sheets at December 31, 2002 and 2001 would include an additional minimum pension liability of $3,562,000 and $1,640,000, respectively, and an equivalent reduction of accumulated other comprehensive income.

f)	Comprehensive income

United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130. Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources. Components of comprehensive income include items such as net earnings (loss), minimum pension liability adjustments and certain foreign currency translation gains and losses. Fiscal 2001 comprehensive loss and shareholders’ equity were restated to include the additional minimum liability of deferred benefit plans of $1,640,000.

g)	Capital stock

Before July 1, 2001, under Canadian GAAP, the value assigned to the common shares issued in consideration of the business acquisitions referred to in Note 3 was based on the average trading price of the shares over a reasonable period before and after the closing date of the merger (June 30, 2001). Under United States GAAP, the value assigned to the common shares is based upon the average trading price of the shares over a reasonable period before and after the date the terms of the business combinations are agreed to and announced (April 25, 2001).

h)	Warrants of the entity subject to significant influence

Under Canadian GAAP, no value would be recognized for the warrants issued by CCR, the entity subject to significant influence, for which the Company has granted an automatic conversion feature into common shares of the Company. Under United States GAAP, the fair value of the conversion feature is recognized in shareholders’ equity and recorded as an additional cost to the investment in CCR. The adjustment of $485,000 represents the fair value of the conversion feature.

i)	Elimination of deficit

Canadian GAAP permits the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 2001, is not permitted under United States GAAP and would result in an increase of $113,645,000 in both capital stock and deficit in 2001.

j)	Change in accounting policies under United States GAAP

On January 1, 2001, the Company implemented FASB Statement No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities,” and no transition adjustment resulted from the adoption of SFAS 133.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” that established a single accounting model, based on the framework of SFAS No. 121 (“Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”), for long-lived assets to be disposed of by sale. The Company adopted SFAS No. 144 in 2002, and no adjustment resulted from its adoption.

k)	Future accounting changes

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” that established standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The statement provides for an initial recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational allocation method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of undiscounted cash flows. The statement is effective for fiscal years beginning after June 15, 2002 and the Company has not yet determined the effect of the adoption.

On June 28, 2002, the FASB approved SFAS 146, “Accounting for Exit or Disposal Activities.” SFAS 146 addresses the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities. SFAS 146 requires that the initial measurement of a liability for costs associated with disposal activities should be recorded at fair value. In periods subsequent to initial measurement, changes to the liability should be measured using the credit-adjusted risk-free rate that was used to measure the liability initially. The cumulative effect of a change resulting from a revision to either the timing or the amount of estimated cash flows should be recognized as an adjustment to the liability in the period of the change and reported in the same line item(s) in the statement of operations used when the related costs were recognized initially. Changes due to the passage of time should be recognized as an increase in the carrying amount of the liability and as an expense (for example, accretion expense). The provisions of the statement will be effective for disposal activities initiated after December 31, 2002, with early application encouraged. The impact of adopting SFAS 146 is not expected to be material.

FASB issued Financial Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others” (“FIN 45”). The Company will adopt the provisions of FIN 45 related to the recognition of guarantees as liabilities on January 1, 2003. FIN 45 requires companies to recognize liabilities of certain guarantees at fair values. The Company does not expect this interpretation to have a material impact on its consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities.” This standard will require that certain entities (referred to as “variable interest entities”) will have to be consolidated in the future. The Company does not believe it will be affected by this pronouncement because it has no variable interest entities.

22. Comparative figures

Certain comparative figures have been reclassified to conform to the current financial statement presentation.

Item 18. Financial Statements

     The Corporation has elected to comply with the financial statement requirement of Item 17 rather than this Item.

Item 19. Exhibits

     Exhibit Table and Index to Exhibits

(A) refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 10-K for the year ended December 31, 1987 and incorporated herein by reference.

(B) refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference.

(C) refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference.

(D) refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 10-K for the year ended December 31, 1999 dated March 27, 2000 and incorporated herein by reference.

(E) refers to documents previously filed as an exhibit to Campbell’s registration statement on Form S-8 (Registration No. 333-93063) and incorporated herein by reference.

(F) refers to documents previously filed as an exhibit to Campbell’s Current Report on Form 8-K dated May 19, 2000 and incorporated herein by reference.

(G) refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 10-K for the year ended December 31, 2000 dated April 12, 2001 and incorporated herein by reference.

(H) refers to documents previously filed as an exhibit to Campbell’s Current Report on Form 8-K dated July 13, 2001 and incorporated herein by reference.

(I) refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference.

Exhibits in parentheses are references to the Exhibit No. of the filing indicated.

3	Articles of Incorporation and By-Laws

3.1	Restated Articles of Incorporation dated August 9, 1999 (E) (Exhibit 4(a)).

3.2	Articles of Amendment dated May 19, 2000 consolidating the Common Shares on the basis of one post consolidation Common Share for every ten pre-consolidation Common Share. (F) (Exhibit 3.1)

3.3	Articles of Arrangement effective June 30, 2001 relating to the merger with GeoNova Explorations Inc. (I) (Exhibit 3.3)

3.4	By-Law No. 1 as amended and as in effect on the date hereof (A) (Exhibit 3.12)

3.5	Amendment of By-Law No. 1 (A) (Exhibit 3.11)

4	Instruments Defining the Rights of Security Holders Including Indentures

4.1	Trust Indenture made as of July 21, 1994 between the Corporation and Montreal Trust Company of Canada regarding the 71/2% Convertible Subordinated Debentures (B) (Exhibit 4.1)

10	Material Contracts

Management Contracts and Compensatory Plans and Arrangements

10.1	The Corporation’s Employee Incentive Plan as amended (E) (Exhibit (99)

10.2	Employment Agreement dated August 6, 2002 between the Corporation and Andre Y. Fortier (7 pages)

10.3	Employment Agreement dated August 6, 2002 between the Corporation and Claude Begin (6 pages)

10.4	Employment Agreement dated August 6, 2002 between the Corporation and Alain Blais (6 pages)

10.5	Employment Agreement dated August 6, 2002 between the Corporation and Lucie Brun (6 pages)

10.6	Amended Employment Agreement dated December 1, 1994 between the Corporation and Lorna D. MacGillivray (B) (Exhibit 10.3)

10.7	Directors’ Stock Option Plan (C) (Exhibit 10.8)

10.8	Royalty Agreement with Repadre Capital Corporation made as of April 23, 1993. (C) (Exhibit 10.14) and amendment dated June 30, 2001 (I) (Exhibit 10.4)

10.9	Merger Agreement dated May 7, 2001 between the Corporation, MSV Resources Inc. and GeoNova Explorations Inc. pursuant to which MSV and GeoNova became wholly owned subsidiaries of the Corporation with Plan of Arrangement under the Canada Business Corporations Act and Arrangement By-Law attached. H (Exhibit 2)

21.1	Significant subsidiaries

23.1	Consent of Samson Bélair/Deloitte & Touche

23.2	Consent of KPMG LLP

23.3	Consent of Met-Chem Canada Inc

99.1	Certification of Andre Y. Fortier pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Lucie Brun pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMPBELL RESOURCES INC.

Dated: May 15, 2003	By: /s/ ANDRE Y. FORTIER Andre Y. Fortier President and Chief Executive Officer

By: /s/ LUCIE BRUN Lucie Brun Executive Vice President and Chief Administrative Officer (Principal Financial and Principal Accounting Officer)

CERTIFICATION

I, Andre Y. Fortier certify that:

1.	I have reviewed this annual report on Form 20-F of Campbell Resources Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated this 15th day of May, 2003.

By:	/s/ ANDRE Y. FORTIER Andre Y. Fortier President and Chief Executive Officer

CERTIFICATION

I, Lucie Brun certify that:

1.	I have reviewed this annual report on Form 20-F of Campbell Resources Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated this 15th day of May, 2003.

By:	/s/ Lucie Brun Lucie Brun Executive Vice President and Chief Administrative Officer (Principal Financial and Principal Accounting Officer)

CAMPBELL RESOURCES INC.

Form 20-F

EXHIBIT INDEX

10.2	Employment agreement dated August 6, 2002 between the Corporation and Andre Y. Fortier
10.3	Employment agreement dated August 6, 2002 between the Corporation and Claude Begin
10.4	Employment agreement dated August 6, 2002 between the Corporation and Alain Blais
10.5	Employment agreement dated August 6, 2002 between the Corporation and Lucie Brun
21.1	Significant subsidiaries
23.1	Consent of Samson Belair/Deloitte Touche
23.2	Consent of KPMG LLP
23.3	Consent of Met-Chem Canada Inc.
99.1	Certification of Andre Y. Fortier pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Lucie Brun pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002