Form 20-F
period 2003-12-31
CAMPBELL RESOURCES INC /NEW/
filed 2004-05-26
CIK 718053

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

         For the fiscal year ended December 31, 2003

                                       OR

[ ] TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                          Commission File Number 1-8488

                         [LOGO] Campbell Resources Inc.

             (Exact name of registrant as specified in its charter)

                                     Canada
                 (Jurisdiction of incorporation or organisation)

            1155 rue University, Suite 1405, Montreal, Quebec H3B 3A7
                    (Address of principal executive offices)

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

               December 31, 2003:       86,769,916 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.                                  Yes[X] No[ ]

Indicate by check mark which financial statement item the registrant has elected
to follow.                                               Item 17 [X] Item 18 [ ]

                             CAMPBELL RESOURCES INC.
                                TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS.....................................................................................       1
CURRENCY AND METRIC EQUIVALENTS................................................................................       1
RESERVE AND RESOURCE ESTIMATES.................................................................................       2
GLOSSARY OF SIGNIFICANT TERMS..................................................................................       2
Item 1. Identity of Directors, Senior Managers and Advisors - Not Applicable...................................       3
Item 2. Offer Statistics and Expected Timetable - Not Applicable...............................................       3
Item 3. Key Information........................................................................................       3
   Selected Financial Data.....................................................................................       3
   Summary of Differences Between US and Canadian GAAP.........................................................       5
   Risk Factors................................................................................................       5
         Mining Risks..........................................................................................       5
   Environmental Matters.......................................................................................       6
Item 4. Information on the Company.............................................................................       7
   History and Development of the Company......................................................................       7
   Business Overview...........................................................................................      11
Campbell Properties............................................................................................      12
   Campbell Debentures.........................................................................................      13
   Meston Debentures and Preference Shares.....................................................................      13
   Organizational Structure....................................................................................      14
         Inter-Corporate Relationships.........................................................................      14
         Employees.............................................................................................      14
Property, Plants and Equipment.................................................................................      15
Business of Meston.............................................................................................      15
The Joe Mann Mine..............................................................................................      15
         History...............................................................................................      15
         Location, Access and Ownership........................................................................      16
         Geology...............................................................................................      16
         Mineral Reserves and Resources........................................................................      17
         2001 Plan.............................................................................................      18
         West Zone.............................................................................................      18
         Mining................................................................................................      19
         Milling...............................................................................................      19
         Employees.............................................................................................      20
         Royalties.............................................................................................      20
         Environmental Matters.................................................................................      21
Mineral Exploration Properties.................................................................................      21
         Chibougamau Exploration Properties....................................................................      21
Business of MSV................................................................................................      22
The Copper Rand Mine...........................................................................................      23
         Location and Title....................................................................................      23
         History...............................................................................................      23
         Copper Rand 5000 Project Background...................................................................      23
         Financing of the Copper Rand Project and Details of the Management of the Copper Rand Project.........      23
         Principal Characteristics of Convertible Debentures...................................................      25
         Other Aspects of the Copper Rand Project..............................................................      25
         Geology...............................................................................................      26

         Mineral Resources.......................................................................................   26
         Mining..................................................................................................   26
The Copper Rand Mill.............................................................................................   27
         General.................................................................................................   27
         Milling.................................................................................................   27
         Environmental Fund......................................................................................   27
         Tailings and Waste Disposal.............................................................................   27
         Royalties...............................................................................................   27
The Corner Bay Property..........................................................................................   28
         Location and Title......................................................................................   28
         History.................................................................................................   28
         Geology.................................................................................................   29
         Mineral Resources.......................................................................................   29
         Royalties...............................................................................................   30
The Eastmain Mine................................................................................................   30
         Location and Title......................................................................................   30
         History.................................................................................................   30
         Geology.................................................................................................   31
         Mineral Resources.......................................................................................   31
         Surface Infrastructure..................................................................................   32
         Mining..................................................................................................   32
         Royalties...............................................................................................   32
The Cedar Bay Property...........................................................................................   32
Business of GeoNova..............................................................................................   33
The Discovery Project............................................................................................   33
         Location, Access and Ownership..........................................................................   34
         Geology.................................................................................................   34
         Mineral Resources.......................................................................................   35
         Metallurgical Testing...................................................................................   35
The Chevrier Project.............................................................................................   35
         Location, Access and Ownership..........................................................................   36
         Geology.................................................................................................   36
         Mineral Resources.......................................................................................   36
The Bachelor Lake Property.......................................................................................   37
         Location and Access and Ownership.......................................................................   37
         Geology.................................................................................................   37
         Mineral Resources.......................................................................................   38
Berthiaume Syndicate.............................................................................................   38
         Property, Location and Access...........................................................................   39
         Geology.................................................................................................   39
The Pitt Gold Property...........................................................................................   39
         Location, Access and Ownership..........................................................................   40
         Geology.................................................................................................   40
Item 5. Operating and Financial Review and Prospects.............................................................   40
Management's Discussion and Analysis.............................................................................   40
         Copper Rand Mine........................................................................................   41
         Joe Mann Mine...........................................................................................   42
Results..........................................................................................................   42
Liquidity and capital resources..................................................................................   43
Asset retirement obligations.....................................................................................   43
Risks............................................................................................................   44

Accounting principles............................................................................................   44
         Outlook.................................................................................................   44
   Off-Balance Sheet Arrangement.................................................................................   45
   Tabular Disclosure of Contractual Obligations.................................................................   45
Item 6. Directors, Senior Management and Employees...............................................................   45
   Directors.....................................................................................................   45
   Senior Management.............................................................................................   47
Executive Compensation...........................................................................................   47
Option/SAR Grants in Last Financial Year.........................................................................   48
Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year End
Option/SAR Values................................................................................................   49
Pension Plan.....................................................................................................   49
Pension Plan Table...............................................................................................   50
Indebtedness of Directors and Officers...........................................................................   50
Grant of Stock Options...........................................................................................   50
Employee Incentive Plan..........................................................................................   51
Share Option Plan................................................................................................   51
Share Purchase Plan..............................................................................................   52
Share Bonus Plan.................................................................................................   52
Share Loan Plan..................................................................................................   52
Directors' Stock Option Plan.....................................................................................   53
Remuneration of Directors........................................................................................   53
Directors' and Officers' Liability insurance.....................................................................   53
Employment Agreements............................................................................................   53
Compensation Committee...........................................................................................   54
         Composition of the Compensation Committee...............................................................   54
         Executive Compensation Philosophy and Policy............................................................   55
         Report on Executive Compensation........................................................................   55
Shareholder Return Performance Graph.............................................................................   56
Corporate Governance.............................................................................................   56
   Employees.....................................................................................................   62
Item 7. Major Shareholders and Related Party Transactions........................................................   62
Item 8. Financial Information....................................................................................   63
   Financial Statements..........................................................................................   63
   Legal Proceedings.............................................................................................   63
   Dividend Record and Policy....................................................................................   64
   Significant Changes...........................................................................................   64
Item 9. The Offer and Listing....................................................................................   64
   Toronto Stock Exchange........................................................................................   64
   OTC-BB........................................................................................................   65
Item 10. Additional Information..................................................................................   66
   Memorandum and Articles of Incorporation......................................................................   66
   Election and Qualifications of Directors......................................................................   66
   Meetings......................................................................................................   67
   Limitations on Ownership of Securities........................................................................   67
   Change in Control of Company..................................................................................   67
   Material Contracts............................................................................................   67
   Exchange Controls.............................................................................................   68
   Taxation......................................................................................................   69
         Certain Canadian Federal Income Tax Consequences........................................................   69
         Dividends on Common Shares..............................................................................   69

         Disposition of Common Shares....................................................................    69
         Certain United States Federal Income Tax Considerations.........................................    71
         U.S. Holders....................................................................................    71
         Distributions of Common Shares..................................................................    71
         Foreign Tax Credit..............................................................................    72
         Disposition of Common Shares....................................................................    72
         Other Considerations............................................................................    72
         Passive Foreign Investment Company..............................................................    72
         Backup Withholding..............................................................................    73
   Documents on Display..................................................................................    73
   Subsidiary Information................................................................................    73
Item 11. Quantitative and Qualitative Disclosures about Market Risk......................................    73
   Gold Risk Disclosures.................................................................................    74
   Foreign Currency Risk Disclosures.....................................................................    74
   Other Financial Instrument Risk Disclosures...........................................................    74
   Competition...........................................................................................    74
Item 12. Description of Securities other than Equity Securities - Not Applicable.........................    74
           PART II.......................................................................................    74
Item 13. Defaults, Dividend Arrearages and Delinquencies - None..........................................    74
Item 14. Material Modifications to the Right of Security Holders and Use of Proceeds - None..............    74
Item 15. Controls and Procedures.........................................................................    75
Item 16. Reserved........................................................................................    75
Item 16 A. Audit Committee Financial Expert..............................................................    75
Item 16 B. Code Of Ethics................................................................................    75
Item 16 C. Principal Accountant Fees And Services........................................................    75
   (a)   Audit Fees......................................................................................    75
   (b)   Audit-Related Fees..............................................................................    76
   (c)   Tax Fees........................................................................................    76
   (d)   All Other Fees..................................................................................    76
   (e)   Audit Committee's Pre-Approval Policies.........................................................    76
   (f)   Auditors Use of Non-Permanent Employees.........................................................    76
Item 16 D. Exemptions From The Listing Standards For Audit Committees - None.............................    76
Item 16 E. Purchases Of Equity Securities By The Issuer And Affiliated Purchasers - None.................    76
           PART III......................................................................................    76
Item 17. Financial Statements............................................................................    76

                           FORWARD-LOOKING STATEMENTS

         We make statements in this Report and the documents we incorporate by reference that are considered forward-looking within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Sometimes these statements will contain the words such as "believes", "expects", "intends", "plans" and other similar words. We intend those forward-looking statements to be covered by the safe harbour provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for the purposes of complying with the safe harbour provisions. These forward-looking statements reflect our current views which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions and expectations as reflected in or suggested by those forward-looking statements are reasonable we can give no assurance that the plans, intentions or expectations will be achieved. Such forward-looking statements concern the Company's operations, economic performance and financial condition. Such statements involve known and unknown risks, uncertainties and other factors, including those identified under the "Risk Factors" section in Item 3 and elsewhere in this Report, that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: differences between estimated and actual mineral and resources reserves and recovery rates; failure of plant, equipment or processes to operate in accordance with expectations and specifications; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; environmental costs; and fluctuations in gold price which affect the profitability and ore reserves of the Company. These risks and uncertainties are the normal risks involved in mining. Readers are cautioned not to put undue reliance on forward-looking statements. See "Risk Factors" in Item 3, "Management's Discussion and Analysis" in Item 5, and elsewhere in Item 4. The forward-looking statements are made as of the date of this Report, and the Company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

                         CURRENCY AND METRIC EQUIVALENTS

         Unless otherwise indicated, all dollar amounts herein are expressed in Canadian dollars. Amounts expressed in United States dollars are preceded by the symbol "US$". The following table sets forth, for each of the years indicated, certain information concerning the exchange rate for translating United States dollars into Canadian dollars based upon the noon buying rate in the City of New York for cable transfers in Canadian dollars and certified for customs purposes by the Federal Reserve Bank of New York.

                    Rate at          Average
                  December 31        Rate (1)          High           Low
                  -----------        --------          ----           ---
1999                 1.4440           1.4827          1.5095         1.4440
2000                 1.4995           1.4871          1.5355         1.4505
2001                 1.5925           1.5519          1.5925         1.4995
2002                 1.5800           1.5702          1.6049         1.5190
2003                 1.2923           1.3916          1.5286         1.2923

(1) The average rate means the average of the exchange rates on the last day of each month during the year.

         The high and low exchange rates based on the noon buying in the City of New York for each month during the previous six (6) months are as follows:

                                        High                     Low
                                        ----                     ---
April 2004                             1.3711                   1.3095

March 2004                             1.3480                   1.3080

February 2004                          1.3442                   1.3108

January 2004                           1.3340                   1.2690

December 2003                          1.3405                   1.2923

November 2003                          1.3362                   1.3000

         On May 19, 2004, the noon buying rate for Cdn$1.00 was US$1.3769.

         Tonnages referred to in this Report are to either short tons equal to 2,000 pounds, referred to herein as tons, or to metric tons, equal to 2,204.6 pounds and referred to herein as tonnes or metric tonnes. A reference herein to ounces means a troy ounce that is equal to 31.103 grams. To convert grams per tonne to ounces per ton, multiply grams per tonne by 0.029. Distances are referred to either as miles, equal to 1.6093 kilometres; feet, equal to 0.305 metres; kilometres, equal to 0.621 miles; or metres, equal to 3.28 feet. Acreage is referred to as acres, which represents 0.4046 hectares; hectares, equal to
2.471 acres; or square miles equal to 640 acres or 258.99 hectares.

                         RESERVE AND RESOURCE ESTIMATES

         The reserve and resource estimates, set forth in this document, have been prepared in accordance with applicable Canadian requirements. Mineral reserves and resources disclosed in this Report except the updated mineral reserves and resources at the Joe Mann Mine at December 31, 2003 (2003 annual report) and updated figures of West Zone at the Joe Mann Mine (press release May 6, 2004) were previously disclosed in a March 28, 2001 press release and in the Company's Joint Management Information Circular dated May 10, 2001. Such estimates may not qualify as a commercially mineable ore body under standards promulgated by the U.S. Securities and Exchange Commission and will not qualify as mineable reserves unless the economic viability of the project is established and documented in a final feasibility study. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGERS AND ADVISORS - NOT APPLICABLE

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE - NOT APPLICABLE

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

         The following table sets forth selected consolidated financial information with respect to Campbell Resources Inc. ("Campbell" or the "Company") for the five years ended December 31, 2003 and is extracted in part from the more detailed consolidated financial statements included herein. The selected financial data set forth below is stated in thousands of Canadian dollars (except per share amounts).

         This selected financial data has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differs in many respects from generally accepted accounting principles in the United States ("U.S. GAAP"). A discussion of differences between Canadian GAAP and U.S. GAAP is contained in Note 19 to the audited consolidated financial statements.

         The following table should be read in conjunction with Item 5 - "Operating and Financial Review and Prospects", and the consolidated financial statements included in Item 17.

FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

                                                           (EXPRESSED IN CANADIAN DOLLARS UNLESS OTHERWISE INDICATED)
                                                         2003           2002          2001          2000          1999
                                                           $              $             $             $             $
YEARS ENDED DECEMBER 31                                              (Restated)     (Restated)    (Restated)    (Restated)
--------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS (IN THOUSANDS)

Metal sales                                              22,307         14,711             -        15,682        22,465
Loss from operations                                      6,368          7,023         5,305        44,675           N/A
Net loss                                                  3,940          5,361         4,566        42,025        11,916
Cash flow used in operations (before
change in non-cash operating working capital)             4,380          4,994           787        13,800        10,277
Capital expenditures                                      4,193          4,256         1,789         7,196         3,526

FINANCIAL POSITION (IN THOUSANDS)

Cash and short-term deposits                              4,752          3,432         2,761         4,548        18,219
Money market instruments                                      -              -             -             -         7,958
Total assets                                            159,773        133,866       112,333        77,960       113,530
Long-term debt                                           59,589         56,468        55,974        52,224        51,809
Capital stock                                            55,429         30,013        24,620       125,355       125,339
Shareholders' equity                                     45,803         24,284        24,250        13,468        75,673

PER SHARE DATA

Net loss per share                                         0.07           0.13          0.19          2.66          0.81
Book value per share                                       0.53           0.50          0.68          0.85          4.82

OPERATIONAL STATISTICS

Gold production - ounces                                 42,700         32,500             -        38,400        53,700
Gold revenue per ounce - US dollars                         369            321             -           279           276
Cash cost per ounce - US dollars                            375            361             -           463           292

SHARES OUTSTANDING (IN THOUSANDS)

At year end                                              86,762         44,478        32,562        15,784        15,715
Weighted average during year                             55,251         40,230        23,720        15,733        15,695

FOREIGN EXCHANGE RATE
- US DOLLARS:

Year end/average                  1.2923/1.3916     1.5800/1.5702      1.5925/1.5519      1.4955/1.4871     1.440/1.4827
High/low                          1.5286/1.2923     1.6049/1.5190      1.5925/1.4995      1.5355/1.4505     1.5095/1.440

MONTH ENDED                                      HIGH                LOW             CLOSE
------------------------------------------------------------------------------------------
April 30, 2004                                  1.3711             1.3095           1.3711
March 31, 2004                                  1.3480             1.3080           1.3100
February 27, 2004                               1.3442             1.3108           1.3405
January 30, 2004                                1.3340             1.2690           1.3265
December 31, 2003                               1.3405             1.2923           1.2923
November 30, 2003                               1.3362             1.3000           1.2973

On May 19, 2004, the noon buying rate for Cdn $1.00 was US$1.3769.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)
                                                 1st Quarter       2nd Quarter       3rd Quarter         4th Quarter
--------------------------------------------------------------------------------------------------------------------
                                                      $                 $                 $                   $
                                                  (RESTATED)        (RESTATED)        (RESTATED)
YEAR ENDED DECEMBER 31, 2003
Metal sales                                         4,628             6,331             6,159               5,189
Loss from operations                               (2,319)           (2,647)             (103)             (1,299)
Net earning (loss)                                 (2,041)           (2,357)              540                 (82)
Net earning (loss) per share                        (0.04)            (0.04)             0.01                0.00

YEAR ENDED DECEMBER 31, 2002                          $                 $                 $                   $
                                                  (RESTATED)        (RESTATED)        (RESTATED)          (RESTATED)
Metal sales                                             -             3,716             3,620               7,355
Net earning (loss) from operations                   (699)           (1,644)           (2,846)             (1,864)
Net earning (loss)                                   (747)             (606)           (2,957)             (1,051)
Net earning (loss) per share                        (0.02)            (0.02)            (0.07)              (0.02)

SUMMARY OF DIFFERENCES BETWEEN US AND CANADIAN GAAP

         A reconciliation of the differences between accounting principles generally accepted in the United States and Canada is presented in Note 19 of the consolidated financial statements located at Item 17.

RISK FACTORS

         MINING RISKS

         The Company is subject to the risks typical in the mining business including uncertainty of success in exploration and development; operational risks including unusual and unexpected geological formations, rock bursts, particularly as mining moves into deeper levels, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as environmental damage and other hazards; risks that intended production schedules or estimated costs will not be achieved; and risks of fluctuations in the price of gold and copper and currency exchange rates.

         Metal prices are subject to volatile price movements over short periods of time and are affected by numerous factors, all of which are beyond the Company's control, including expectations for inflation, levels of interest rates, sales of gold by central banks, the demand for gold and copper, global or regional political, economic and banking crises and production rates in major producing regions. The aggregate effect of these factors is impossible to predict with any degree of certainty. Although the Company may engage in some limited hedging from time to time to protect against a portion of the volatility, the Company is not currently protected against gold price movements. Any hedging and other activities involving financial instruments may be subject to margin requirements.

         The Company is currently dependent on only one operation, the Joe Mann Mine, as the source of its cash flow. At the Joe Mann Mine, the current operating plan is based on a gold price of US$400 per ounce, a Canadian/US dollar exchange rate of US$1.00/CDN$1.30 and anticipates cash production costs (excluding pre-production development, exploration and reclamation costs of US$376 per ounce). The ability of the Company to achieve the cash costs is largely based on the successful adoption of the operating assumptions and completion of the exploration and development work contained. Should gold prices decrease significantly or the US dollar decline significantly compared to the Canadian dollar or the cash cost be higher than projected, the ability of the mine to generate cash flow will be impaired.

         Development is currently underway on the Copper Rand 5000 project (the "Copper Rand Project"). The deepening of the existing shaft and the decline ramp has been completed. A total of $39.6 million has been invested in the project at March 31, 2004. The Company expects commercial production to begin in the third quarter of 2004, at an initial rate of 35,000 tons per month and ramping up to 45,000 tons over a mine life of almost five years based on current mineral resources. The revised total budget is now $57.0 million, an increase of $14.7 million from the original budget.

         Depending on the prevailing market conditions, development work on the Corner Bay project may be undertaken. There can be no assurance that the price of copper will reach a level for the project to be economically viable nor that the Corner Bay property will be brought into production.

         The figures for mineral reserves and resources presented herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or the indicated level of recovery realized. In addition, no assurance can be given that the gold price on which these estimates are based can be achieved. See Item 4 headings "The Joe Mann Mine", "The Copper Rand Mine", "The Corner Bay Property" and sub-heading "Mineral Reserves and Resources". As well, lead times required for underground stope preparation and development in mining operations can affect production decisions and schedules. Gold and copper prices fluctuations may render mineral reserves containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades may cause the Company to be unprofitable in any particular accounting period.

         The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include political risk, environmental pollution, mine flooding, landslides or other natural hazards relating to climate or topography as well as other hazards which cannot be insured against or which the Company may elect not to insure against.

ENVIRONMENTAL MATTERS

         During 1995, proposed amendments to the Loi sur les mines (Quebec) relating particularly to rehabilitation and restoration plans came into force. This legislation required that a rehabilitation and restoration plan be submitted for approval within one year of the legislation coming into force and that a financial guarantee be furnished with respect to such plan.

         Campbell filed preliminary rehabilitation and restoration plans on March 9, 1996, and has filed additional information required thereunder within the extensions granted by Quebec mining authorities. Annual financial guarantees are required to be filed in connection with the rehabilitation and restoration plan within 15 days of approval of the plan. The plan for the Joe Mann Mine site was approved in early 2000 and an amount of $234,393 was deposited as at December 31, 2003. An aggregate financial guarantee of $350,000 is expected to be posted by June 30, 2004. The plan for the Campbell Mill site is pending approval. The appropriate method of re-mediating acid spots, which have appeared on fifty hectares of previously re-vegetated tailings is currently being reviewed. Two alternate methods are being considered which involve costs ranging from $10,000 to $30,000 per hectare. Campbell currently estimates that the maximum annual financial guarantees will range from $154,000 in the first year to $1,871,000 in the fourth year for an aggregate of $3,517,500. An amount of $3,147,000 is currently accrued as asset retirement obligations under the rehabilitation plans for both the Joe Mann Mine site and the Campbell Mill site.

         As a result of MSV Resources Inc.'s ("MSV") acquisition of the Portage and Copper Rand Mines in 1993, MSV applied for and obtained certificates of authorization from the ministere de l'Environnement (Quebec) ("MENVIQ") to operate the mines and the Copper Rand Mill, as well as for its waste and tailings disposal sites under the Loi sur la qualite de l'environnement (Quebec). Certificates of authorization dated

December 22, 1993 with respect to the Portage mine and March 8, 1994 with respect to the Copper Rand Mine were obtained by MSV from MENVIQ. MSV holds all other permits required under the Loi sur la qualite de l'environnement (Quebec), the Loi sur les mines (Quebec) and other applicable legislation and regulations. MSV benefits from an environmental fund of approximately $3,900,000 as at December 31, 2003. This amount was set aside for the restoration of the Copper Rand, Portage, Jaculet and Copper Cliff mining sites when the properties were acquired from Westminer Canada Limited (now WMC International Limited) ("Westminer") in 1993. Cost of the restoration plan is currently evaluated at $2,918,000. As at December 31, 2003 the trustee of the fund had posted a $1,163,000 financial guarantee with the ministere de l'Environnement (Quebec) in respect of the rehabilitation plan which was approved by the Quebec mining authorities. In the event there is a shortage of funds required to do the rehabilitation and restoration work, the shortfall will be assumed equally between the Company and the Societe de developpement de la Baie-James ("SDBJ")

         A $951,790 accrual has been recorded as asset retirement obligations at the Eastmain property. No financial guarantee is required because the ore was milled at Copper Rand Mill and there are no tailings on the property.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

         Campbell Resources Inc. ("Campbell" or the "Company") was incorporated in June 1950 under the laws of British Columbia. On September 8, 1982, the Company was continued under the Canada Business Corporations Act ("CBCA") and on June 8, 1983, in connection with an amalgamation of three other companies, the name of the Company was changed from GM Resources Limited to Campbell Resources Inc. The Company's registered office is located at 1155 rue University, Suite 1405, Montreal, Quebec, H3B 3A7. The telephone and fax numbers are (514) 875-9033 and (514) 875-9764 respectively.

         On June 30, 2001 the Company merged, by way of plan of arrangement, with MSV and GeoNova Explorations Inc. ("GeoNova"). The merger was undertaken in order to consolidate the operations of the three companies in the Chibougamau mining camp in northwestern Quebec.

         The exploration and development plan at the Joe Mann Mine, which commenced in November 2001, required a total investment of $10 million over a seventeen-month period which had been invested by March 31, 2003. Progress on this plan enabled the Company to gradually resume mining operations that were suspended in November 2000. Milling operations re-commenced in February 2002 and commercial production at the Joe Mann Mine re-commenced on April 1, 2002. The $10 million investment has been partially funded from cash flow from operations. In the fourth quarter of 2001, the Company committed to invest $4 million from its working capital and other cash receipts. In addition, a subsidy of $1 million was received from the ministere de l'Energie et des Ressources (Quebec) covering the period up to March 31, 2002 and an additional subsidy of the same amount has been approved to cover expenditures during the period from April 1, 2002 to March 31, 2003. A $4 million loan from Investissement Quebec was finalized on May 10, 2002, of which $3.6 million was drawn down during 2002 and used in part to finance the development and exploration plan at the Joe Mann Mine. This loan was repayable in quarterly instalments of $670,000, the last was made in the first quarter of 2004. Under the terms of the credit facility, 606,061 share purchase warrants have been issued to Investissement Quebec, each warrant entitling its holder to purchase one common share of the Company at a price of $0.66 until February 28, 2005.

         During fiscal 2002, the Company also sold the last two tranches of a $32,400,000 royalty financing on future production from the Joe Mann Mine for cash receipts of $1.7 million and notes receivable totalling $16.4 million as described in Note 4 of the consolidated financial statements.

         The royalty is payable to the unitholders based on the following formula: the fraction of outstanding royalty units over 4,740 units multiplied by $8 per ton of ore for the years 2002 and 2003, $14 for 2004, $35 from January 1, 2005 until the net proceeds of the royalty sale plus interest of 10% compounded annually, exceed the aggregate of all royalty payments, from the date paid to the date of determination, at 10% compounded annually and $1.50 per ton thereafter. This royalty may be repurchased at any time on or after July 1, 2007 or at any time that the unit holders are in default. During the first quarter of 2003, with the decision not to bring the Corner Bay property into production, Campbell re-purchased the royalty units in Corner Bay and sold additional units in the Joe Mann Mine. Following this transaction, 4,740 royalty units in the Joe Mann Mine, the maximum number of units contemplated by the financing, were outstanding.

         In May 2000, a new company, Corporation Copper Rand Inc. ("CCR"), was formed for the purpose of financing the Copper Rand Project. The Company through its wholly-owned subsidiary, MSV originally held a 16% equity interest and is the operator of the Copper Rand Project with its three partners (the "Partners"): the Solidarity Fund QFL, SDBJ and SOQUEM Inc. ("SOQUEM"), holding 28%, 28% and 28% respectively. SDBJ, a Quebec government-owned economy-based corporation, has the mission to further the development of natural resources of the James Bay territory other than hydroelectrical resources within a perspective of sustainable development. SOQUEM is a division of SGF Mineral inc., which is a subsidiary of the Societe generale de financement du Quebec ("SGF") (a Quebec government-owned corporation). Investissement Quebec is a government corporation with a full range of resources to both attract foreign investment and support the development of Quebec-based companies of all sizes in order to create jobs. It makes use of significant financial levers to promote investment projects that meet the government's economic development priorities. The mission of the SGF is to carry out economic development projects in co-operation with partners and in accordance with accepted requirements of profitability, in particular in the industrial sector.

         The Copper Rand Project, as finally approved, included: the transfer of MSV assets related to the project valued at $10,000,000 in return for a 16% interest in CCR, the possible issuance of unsecured 8% convertible debentures by MSV for a maximum of $15,000,000, the possible issuance of shares of MSV exchangeable into up to 21,512,195 common shares of the Company in consideration of the exchange of interests held by the partners in CCR, the possible issuance of 2,439,025 common shares of the Company to Investissement Quebec and the set-up of a guarantee by MSV in favour of Investissement Quebec. All common shares were to be issued at a minimum price of $1.025 per share and convertible debentures had a conversion price of $1.025 per share.

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

         Investissement Quebec has provided to CCR a loan and credit facility to fund the Copper Rand Project up to a maximum of $22 million, of which $16.5 million had been drawn at September 30, 2003. The loan provides that interest payment commences in March 2003 and repayment commences in June 2003 (in 16 quarterly payments). The facility is secured by a charge on the assets of CCR excluding inventory and receivables. As promoter and manager of the Copper Rand Project, MSV has guaranteed the Investissement Quebec loan. CCR has received a subsidy of $840,000 from the ministere des Ressources naturelles, de la

Faune et des Parcs (Quebec) and is eligible to receive $1,200,000 from the Centre local d'emploi in training grants and $3,000,000 in mining tax credits.

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

         In early 2002, the Copper Rand Project was modified to eliminate most of the second phase by deepening the shaft by an additional 170 feet, eliminating most of the cost of the second phase. As of December 31, 2002, the deepening of the shaft and development of the 4150 level have been completed. Work on the 3,800 foot decline has been completed in March 2004. Once the ventilation raise from 4,730 to 39,950 is completed, work will begin on installing the conveyor ramp followed by pre-production development. Commercial production is expected to commence in the fourth quarter 2004 at an initial rate of 1,000 tons per day. The revised total budget is now $57 million, an increase of $14.7 million from the original budget. The increase is primarily due to the following factors; the additional 170 foot deepening of the main shaft, unplanned underground rehabilitation work, rehabilitation work on the mill required due to the inactivity since the 1997 shutdown, major mechanical repairs to the hoist, additional 2,100 feet of raise for improving ventilation and emergency exit, required training programs, the delays due to a lower than forecast rate of mine development, and the impact of fixed costs during the delay in commencement of production. The bringing on stream of production of the Copper Rand Mine, expected in the first half of 2004, has been delayed to the fourth quarter of 2004 due to the suspension of the project in June 2003 while awaiting the financial reorganization of CCR.

         In the context of this reorganization, on October 1, 2003, Campbell through MSV acquired control of CCR by increasing its interest from 26% to 76% through the issuance of 12,195,120 Campbell common shares. CCR is the owner of the Copper Rand and Cedar Bay mines and the Copper Rand Mill, which has a capacity of 3,000 tons per day, situated in the Chibougamau mining camp of Quebec.

         All the labour agreements for both the Joe Mann and Copper Rand Mine were renewed in 2001 for a minimum period of three years. Production employees at Joe Mann Mine accepted reductions in salary linked to variations in the price of gold. The Company also negotiated cost reductions with service providers.

         During fiscal year 2001, the Company raised $500,000 through the completion of a private placement of 1.2 million common shares and a warrant for the purchase of an additional 1.2 million common shares at $0.49 per share. This warrant was exercised during the first quarter of 2002 to raise an additional $570,000.

         In May 2002, the Company raised approximately $5.4 million, after fees and expenses, through private placements consisting of 9,630,770 units at $0.60 per unit, each unit consisting of one common share and one half of one share purchase warrant. Each whole share purchase warrant was exercisable for one common share at $0.80 per share for one year and expired on May 15, 2003.

         On October 8, 2002, Strateco Resources Inc. ("Strateco") signed a final agreement with GeoNova, under which Strateco has the option to acquire a 50% interest in the Discovery gold project by funding $4,500,000 in exploration over four years, including $750,000 the first year, and by issuing 600,000 common shares of Strateco with 300,000 issued upon signature. Each share will be accompanied by half a warrant valid for a period of 24 months. One warrant enables its holder to acquire one share of Strateco at a 20% premium over the average weighted price on the TSX Venture Exchange over the ten days preceding the date of issuance. Strateco has completed 2,000 metres of drilling in late 2002, which was followed by a program of about 10,000 metres of drilling commenced in 2003, aimed at testing the known gold-bearing zones at depth and laterally in order to increase the resource. By December 31, 2003 Strateco had incurred $1,496,340 in exploration expenses. A budget of $1,600,000 for a three phase work program is proposed for 2004.

         During fiscal 2001, the Company entered into an option agreement to sell its Mexican subsidiary, Oro de Sotula, S.A. de C.V. that held the Santa Gertrudis property to Queenstake Resources Ltd. ("Queenstake"). This option was exercised effective January 31, 2002. Queenstake assumed full liability for proper abandonment and reclamation of the Santa Gertrudis property and has agreed to indemnify that company with respect to all environmental obligations. The transaction provided that the Company could receive up to US$2 million depending on future events as outlined in Note 13 of the consolidated financial statements, plus a 1% net smelter returns royalty on any future production from the property and a one third share of any proceeds from a further sale of the Santa Gertrudis property by Queenstake. In September 2002, the Company received US$150,000 through the issuance of 978,500 shares of Queenstake, pursuant to a provision note triggered at a gold price of US$330. These shares were sold for net proceeds of $430,000, during the first quarter of 2003. In 2003, payment of the remaining notes totalling US$1,850,000 was triggered and the Company received a final amount of US$1,650,000 of which CAN$1,492,000 was paid in cash and the balance by the issuance of common shares by Queenstake.

         In November 2002, the Company sold its other Mexican subsidiary, Recursos Escondidos, S. A. de C.V., holder of the Roca Roja Property to International Coromandel Resources Ltd. ("Coromandel"). As consideration for the sale, the Company received 50,000 common shares of Coromandel, a 1% net smelter returns royalty and a royalty of US$0.10 per ton of ore mined up to a maximum of US$2 million in respect of any future operations on the property. Coromandel assumed full liability for proper abandonment and reclamation of the Roca Roja property and indemnified the Company with respect to all environmental obligations.

         In 2002, Queenstake sold the property to Coromandel and under the agreement between the Company and Queenstake, the Company received one third of the consideration consisting of 120,769 shares of Coromandel and a two-third percent (2/3%) net smelter return royalty on the Santa Gertrudis property.

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

         In July 2003, the Company entered into an agreement with Wolfden Resources Inc. ("Wolfden") entitling Wolfden to acquire a 50% interest in the Bachelor Lake property, located in the Township of Lesueur, Quebec, by committing to spend $3,000,000 in exploration work on the property over three years, of which $1,500,000 would be spent in the first year, and by paying $100,000 per year over the first two years or, in lieu of each payment, would issue 50,000 common shares of its capital stock.

         In September 2003, the Company raised $1,980,000 through a brokered private placement of 4,400,000 common shares at a price of $0.45 per share, $5,005,000 through a brokered private placement of 9,100,000 common shares at $0.55 per share and $500,000 through a private placement of 666,667 common shares at a $0.75 per share.

         In October 2003, the Company raised $1,000,000 through a brokered private placement of 1,431,000 flow-through shares at a price of $1,00 per share.

         In December 2003, the Company raised $500,000 through a private placement of 431,034 flow-through shares at a price of $1.16 per share.

         In March 2004, the Company raised $8,818,400 through private placements of 11,023,000 units at a price of $0.80 per unit, each unit consisting of one common share and one half of one share purchase warrant. Each whole share purchase warrant entitles its holder thereof to purchase one additional common share of the Company at a price of $1.20 for a period of three years.

         As of March 31, 2004, 97,840,526 common shares of the Company were issued and outstanding.

BUSINESS OVERVIEW

         Campbell is a gold and copper mining company operating principally in northern Quebec. The two main assets of the Company are the Joe Mann Mine and Copper Rand Mine. Campbell owns 100% of Joe Mann Mine. Campbell also owns 76% of the Copper Rand Mine. The Copper Rand Project is underway to deepen the mine and develop new infrastructure between the 4000 and 5000 foot levels. The mine should be ready to resume production in the fourth quarter of 2004.

         The Joe Mann Mine, an underground gold mine owned by Meston Resources Inc. ("Meston"), a wholly-owned subsidiary of the Company, is located near the town of Chibougamau which is approximately 350 miles north of Montreal, Quebec. The Joe Mann Mine was brought into production by Campbell in 1987.

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

         Production resumed at the Joe Mann Mine during the first quarter of 2002. Production for the year 2002 reached 134,328 tons yielding 27,776 ounces of gold, 12,000 ounces of silver and 502,000 pounds of copper.

         At the Copper Rand Project, the deepening of the shaft and development of the 4150 level have been completed at December 31, 2002. A total of $39,6 million has been invested in the project at March 31, 2004. Once ventilation raise is completed, work will begin on installing the conveyor followed by pre-production development. Commercial production is expected to commence in the fourth quarter of 2004 at an initial rate of 1,000 tons per day. The revised total budget is now $57.0 million, an increase of $14,7 million from the original budget.

         This map of the Province of Quebec shows the locations of the mines and principal exploration properties of the Company.

CAMPBELL PROPERTIES

                                      [MAP]

1 Pitt Gold                  5 Chevrier                9 Copper Rand Mine
2 Berthiaume Syndicate       6 Gwillim                 10 Corner Bay
3 Discovery                  7 Joe Mann Mine           11 Eastmain
4 Bachelor Lake              8 Cedar Bay               12 Lac Harbour

         The Company sells metals on international markets at prices that fluctuate daily based on world market supply and demand and is in competition with other mining companies, insofar as they produce the same product, in a market where price and quality advantages cannot be claimed by any of the market participants.

         Factors that allow producers to remain competitive in the market over the long-term are the quality (grade, metallurgy, etc.), and size of the orebody, cost of production and the proximity to market. In all these factors, the Company is competitive to greater or lesser degrees; but because of the number of companies and variables involved, no individual or group of producers can be pointed to as being in direct competition with Campbell.

         Except as otherwise noted herein, there have been no recent changes with respect to properties which the Company owns, or in which it has significant interests, which have materially affected operating profits. Except as herein noted, to the knowledge of the Company, it and its subsidiaries are in compliance with all environmental laws and regulations in effect in all jurisdictions in which operations are being conducted.

CAMPBELL DEBENTURES

         In July, 1994, concurrent with the acquisition of Santa Gertrudis, the Company entered into an underwriting agreement with First Marathon Securities Limited pursuant to which the Company sold US$11,005,000 aggregate principal amount of 7 1/2 % Convertible Subordinated Debentures (Unsecured) (the "7 1/2
% Debentures"). The 7 1/2 % Debentures will mature on July 21, 2004, the tenth anniversary of their date of issue. The 7 1/2 % Debentures are convertible at the option of the holder into common shares at any time prior to maturity at a conversion price of US$5.00 per common share. The 7 1/2 % Debentures are redeemable for cash at any time after the fifth anniversary of the date of issue and, at the Company's option, may be redeemed in common shares on the basis of one common share for each US$5.00 of 7 1/2 % Debenture principal being redeemed. The right of the Company to redeem the 7 1/2 % Debentures for cash or common shares is conditional on the average price of the common shares exceeding US$5.00 during a period of 20 consecutive days prior to notice of redemption. The Company may, at its option, repay the 7 1/2 % Debentures at maturity by issuing common shares of the Company at the conversion price of US$5.00 per common share (on a post-consolidation basis). Debentures in the amount of US$2,551,000 remain outstanding as of March 31, 2002, 2003 and 2004.

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

         The mineral development expenditures which were renounced to the investors in 1991 were based, in part, on independent valuations of certain related mineral properties. Canada Customs and Revenue Agency ("CCRA") has challenged certain of those valuations, and disallowed certain of the renounced flow-through deductions to certain of the investors. Meston may be contingently liable for certain losses or damages to investors, if any, that may result if CCRA is ultimately successful in its challenges.

ORGANIZATIONAL STRUCTURE

         INTER-CORPORATE RELATIONSHIPS

         The following chart illustrates the principal subsidiaries of Campbell, together with the jurisdiction of incorporation of each company and the significant properties held by each company:

                                    [CHART]

----------
Notes:

(1) See discussion of agreement with Strateco discussed under "Information on the Company-History and Development of the Company".

(2) See discussion of agreement with Wolfden discussed under "Information on the Company-History and Development of the Company".

         EMPLOYEES

         Campbell and its wholly owned subsidiaries employed approximately 274 persons as of March 31, 2004, of which 204 were covered by collective bargaining agreements. The relationship of Campbell and its subsidiaries with their employees and contractors is considered by Campbell to be satisfactory. During 2003, 2002 and 2001, there were no material strikes or walkouts.

         The collective agreements for the Joe Mann Mine and the Copper Rand Mine are renewable in 2004 and the collective agreements for the Campbell Mill are renewable in 2005). The collective bargaining unit at the Joe Mann Mine is represented by Le Syndicat des Travailleurs-euses de la Mine Meston ("CSN"). Collective agreements with the United Steelworkers of America cover the Campbell Mill, the Copper Rand Mill and the Copper Rand Mine.

PROPERTY, PLANTS AND EQUIPMENT

BUSINESS OF MESTON

THE JOE MANN MINE

         HISTORY

         The Joe Mann property was acquired in July 1980 by Meston Lake Resources Inc. ("Meston Lake"), a predecessor of Meston, a wholly owned subsidiary of Campbell. The original deposit was discovered in 1950. A three-compartment exploration shaft was sunk and some 859,000 tons of ore grading 0.176 oz/ton of gold had been mined and milled until June 1975 when rising costs coupled with poor recoveries prohibited further mining. Subsequently, Meston Lake acquired the mine and the shaft was dewatered in 1980 before financial problems put a halt to the operation.

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

During 1992, the No. 2 shaft was deepened to a depth of 2,676 feet. This deepening project opened up four new levels between the 1825 and 2350 levels. The deposit has been mined along a 3,000 foot strike. During 1997 and 1998, the No. 2 shaft was further deepened by 1,081 feet to a depth of 3,757 feet to permit six new levels to be mined. This project was completed in July 1998 at a cost of $13.1 million, approximately $1.4 million less than budget. The No. 2 production shaft is constructed to permit future deepening without interruption of production.

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

         In the period following this decision, mineral resources and reserves were reviewed and an Exploration and Development Plan (the "2001 Plan") for the resumption of operations was prepared. Management also considered various strategies to ensure that the future exploration and development requirements of the mine would be properly funded. The 2001 Plan was presented to the Board of Directors on March 14, 2001. The 2001 Plan concluded that current development was insufficient to permit the required production rates to be achieved and maintained and that a development and long-term exploration program was required to permit planning and development between the 2350 and 3400 foot levels. The exploration and development plan at the Joe Mann Mine commenced in November 2001. Progress on these programs enabled the Company to gradually resume mining operations in April, 2002. Milling operations re-commenced in February, 2002 and are still ongoing.

         LOCATION, ACCESS AND OWNERSHIP

         The Joe Mann Mine is located approximately 40 miles south of Chibougamau, Quebec which is approximately 350 miles north of Montreal. The property consists of 3 mining concessions and a one mining lease covering 106 hectares and 24 mining claims covering approximately 400 hectares. In addition, Meston holds 225 mining claims covering approximately 3,350 hectares outside of the Joe Mann Mine area. The property is accessed from Chibougamau by road. Highway 167 leads to the gravel mine access road, which is approximately 12 miles in length and is serviced by Meston.

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

         Two principal veins account for almost 85% of the known mineral reserves and 90% of production contemplated by the 2001 Plan. The main vein (the "Main Vein") is located north of the shaft and has an east-west strike length of approximately 3,000 feet with an 80-degree dip to the north. The Main Vein contains about 87% of the reserves. The South Vein accounts for 13% of reserves and is located about 350 feet south of the Main Vein between the No. 1 shaft and the No. 2 production shaft. The south vein (the "South Vein") has a strike length of about 3,000 feet in an east-west direction and a north dip and appears to weaken below the 2750 level.

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

         The following table summarizes mineral reserves and resources estimated by management and calculated at December 31, 2003 on the basis of a gold price of US$350 and a US/Canadian dollar exchange rate of 1.40 and at December 31, 2002 and 2001 on the basis of a gold price of respectively US$350 and US$280 per ounce. The mineral reserves and resources at December 31, 2003 were audited by Systemes Geostat International inc, independent geological and mining consultants, in a report to Campbell dated February 23, 2004. Previously, the mineral reserves at December 31, 2000 were confirmed, with limited independent sampling and testing, by Met-Chem Canada Inc., independent geological and mining consultants, in a report to Campbell dated April 12, 2001.

                                Mineral Reserves

                   December 31, 2003          December 31, 2002        December 31, 2001
                                 Grade                    Grade                     Grade
                   Tons        (oz./ton)       Tons     (oz./ton)       Tons       (oz/ton)
Proven           186,360         0.268        170,300     0.246        236,200       0.286
Probable         357,840         0.294        396,600     0.271         91,500       0.350
                 -------         -----        -------     -----        -------       -----
Total            544,200         0.285        566,900     0.264        327,700       0.304
                                              =======     =====        =======       =====

                     Mineral Resources (excluding reserves)

                   December 31, 2003           December 31, 2002        December 31, 2001
                                                           Grade                     Grade
                                                Tons     (oz./ton)       Tons       (oz/ton)
Measured         106,100         0.229         86,500      0.244         215,000     0.349
Indicated        752,970         0.264        769,700      0.314       1,080,000     0.319

----------
Notes:

(1) These estimates were verified internally by Jean Tanguay (2003) and by Linda Desjardins (2000-2002), both Qualified Person who have been employed as geologists in the Chibougamau area respectively since 1996 and 1988.

(2) Details and parameters of mineral resource calculations at December 31, 2000, 2001, 2002 and 2003.

Calculation method                                      Data bloc modelling
Cut off grade 2000-01-02 (2003)                         0.175 oz Au/T (0.2000)
High-grade cut Au                                       2.0 oz
Dilution 2000-01-02 (2003)                              5 ft. (6 ft) min. horz. Width
Mill recovery (Au) 2000-01, (2002) (2003)               94% / 94% (93%) (92.5%)
Price assumption (Au) 2000,-01, (2002) (2003)           US$ 280/ oz (US$ 350/oz) (US $400/oz)
Exchange rate Can$/US$ 2000-01, (02) (03)               0.65 (0.667) (0.769)

         The total estimated proven and probable mineral reserves at the Joe Mann Mine decreased by 22,700 tons from 566,900 tons at December 31, 2002 to 544,200 tons at December 31, 2003. After taking into account production during 2003 of 182,768 tons grading 0.252 ounces of gold per ton, the total proven and probable mineable reserves increased on a net basis during this period by 160,070 tons.

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

         Exploration in 2002 focused on delineating additional reserves along dip extensions and within parallel shears to permit production to continue beyond mid 2004. Continuity of gold mineralization has been confirmed to a depth of 3,500 feet, 600 feet below the current deepest production level of the mine and mineralization remains open at depth.

         WEST ZONE

         In addition to ore from the Main and South Veins, which are situated east of the production shaft, the prior mine plan included some initial production from the West Zone between the 1650 and 1825 levels of the mine. As part of the 2001 Plan, an exploration drift to the West at the 2925 foot level was proposed. Five bases for exploration diamond drilling, five hundred feet apart are allowing drilling coverage from levels 2350 to 3450 on a lateral length of 2300 feet. The South Vein, situated between the exploration drift and the target zone, is also evaluated further. This area has had little exploration to date and the goal is to increase the tons per vertical foot between the 2350 and 3450 levels which would allow an increase in the production rate in coming years. Work in this area resumed in April, 2003 having been suspended in 2002.

         At December 31, 2003, diamond drilling as well as development heading (drifting, sub-level and raising) on the West Zone have outlined over 128,600 tons of mineral reserves at an average grade of 0.300 ounces Au/ton and 44,000 tons of mineral resources (measured and indicated) at an average grade of 0.260 ounces Au/ton located between levels 2750 and 3450. The commercial production from the West Zone is scheduled for the end of April 2004. The exploration drilling is still going on to test above the level 2750 as well as the west extension of the gold bearing structure.

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

         The current operating plan calls for the use of a combination of long hole and a limited number of cut and fill and shrinkage stopes. In 2003, the long hole method, comprise approximately 65%, was used in the Main and North Zones with three sub levels that would limit hole lengths to 15 to 18 metres and control the size of work site openings. In 2003, development ore represented approximately 21% of production. This approach provides better ground conditions and thereby control dilution. In the South Vein where ground conditions are more difficult, the cut and fill method is used for approximately 12% of the mining.

         Until mid-1999, mining was predominantly carried out using the shrinkage stope mining method. With the change in mining method in 2000, 45.4% of mining was from cut and fill stopes, 25.5% from long hole stopes and 28.4% from development muck.

         The following table sets out production from the Joe Mann Mine for the past three years:

                                  Joe Mann Mine
                               Production Summary
                             Year ended December 31

                                                              2003           2002(1)     2001(1)
                                                              ----           -------     -------
Tons Milled                                                  182,768        134,328(4)     N/A
Gold Grade (oz./ton)                                           0.252          0.236        N/A
Copper Grade (%)                                                0.23           0.26        N/A
Gold Produced (ounces)                                        42,749         32,500(3)     N/A
Copper Produced (000's lbs.)                                     806            502        N/A
Cash Operating Costs(2) (US$ per oz. of gold)               $    375           $359        N/A

----------
Notes:

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

         MILLING

         Ore from the Joe Mann Mine is transported approximately 40 miles by truck to Campbell's Campbell Mill for processing. The Campbell Mill was commissioned in 1955 and is regularly maintained and is in good working order. During 2003, the gold recovery rate at the Campbell Mill, which processed ore from the Joe Mann Mine, was 93% compared to 87% in 2002 and the copper recovery rate 95% compared to 91% in 2002. The mill process includes three separate circuits; a gravity circuit, a flotation circuit and a cyanide circuit. Original design capacity at the Campbell Mill was 3,500 tons per day as a flotation mill. The Campbell Mill was modified to include a cyanide circuit. Gold recovered from the gravity and cyanide circuits is formed into dore bars on site and is shipped to the Royal Canadian Mint for refining. The flotation circuit uses standard technology to produce a copper-gold concentrate. The copper-gold concentrate is shipped by rail and/or by truck to Noranda Inc.'s Horne Smelter in Rouyn/Noranda, Quebec for smelting and refining.

         EMPLOYEES

         At the Joe Mann Mine (including the mill & administration), 182 persons were employed as of December 31, 2003, compared to 182 persons as of December 31, 2002. Of the 182 employees, 129 mine workers were covered by a collective bargaining agreement with Le Syndicat des Travailleurs-euses de la Mine Meston
(CSN), 17 mill workers were covered by a collective bargaining agreement with Les Metallurgistes Unis d'Amerique (the United Steelworkers of America) and one nurse was covered by a collective bargaining agreement with La Federation des Infirmiers et Infirmieres du Quebec (FIIQ). During 2003, 2002 and 2001, there were no material strikes or walkouts at the Joe Mann Mine.

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

         ROYALTIES

         In May 1993, Meston sold a graduated net smelter return royalty to Repadre Capital Corporation ("Repadre"), a subsidiary of Dundee Bancorp Inc., for $3 million cash. The royalty, based on production from the Joe Mann Mine, is 1.8% at gold prices up to $512 per ounce increasing to 3.6% at gold prices of $625 per ounce and greater. A 2% royalty is also payable on copper production in excess of 5 million pounds per year and silver production in excess of one million ounces per year. No royalty was paid in 2001 and 2002. For the year ended December 31, 2003, $394,274 was paid to Repadre under this agreement. On June 30, 2001 Campbell issued 800,000 common shares to Repadre pursuant to the merger in exchange for the reduction of this royalty to 1.5% at a gold price of US$325, 1.75% at a gold price of US$350 and 2% at a gold price of US$375 or higher. This amended royalty is payable up to a maximum of $500,000, after payment of which, the royalty will reduce to 1% payable thereafter so long as the gold price is at least US$350. Royalty payments were again triggered in the commencing in December 2002. From December 2002 through the end of March 2004, approximately $483,000 was paid to Repadre under the amended terms. Since inception from May 1993 to the end of February 2003, an aggregate of approximately $4,531,000 has been paid pursuant to this royalty.

         In late 2001 and during fiscal 2002, the Company completed three tranches totalling $32,400,000 royalty financing on future production from the Joe Mann and Corner Bay, as described in Note 4 of the consolidated financial statements. The royalty will be paid to the unitholder based on the following formula: the fraction of outstanding royalty units over 4,740 units multiplied by $8 per ton of ore for the years 2002 and 2003, $14 for 2004, $35 from January 1, 2005 until the net proceeds of the royalty sale plus interest of 10% compounded annually, exceed the aggregate of all royalty payments, from the date paid to the date of determination, at 10% compounded annually and $1.50 per ton thereafter. This royalty may be repurchased at any time on or after July 1, 2007 or at any time that the unit holders are in default.

         During 2003, the Company repurchased the tranche of royalty based on future production of the Corner Bay property for $10,814,000, realized a loss of $559,000 and sold a tranche of royalty on the future production of the Joe Mann property for $10,255,000.

         The notes receivable bear a yearly interest rate of 6.25%. An amount of $590,000 is receivable on February 2, 2004, and the balance of $26,145,000 is receivable on December 31, 2011.

         ENVIRONMENTAL MATTERS

         Campbell filed preliminary rehabilitation and restoration plans on March 9, 1996, and has filed additional information required thereunder within the extensions granted by Quebec mining authorities. Annual financial guarantees are required to be filed in connection with the rehabilitation and restoration plan within 15 days of approval of the plan. The plan for the Joe Mann Mine site was approved in early 2000 and an amount of $234,393 was posted as at December 31, 2003. An aggregate financial guarantee of $350,000 is expected to be posted by June 30, 2004. The plan for the Campbell Mill site is pending approval. The appropriate method of re-mediating acid spots, which have appeared on fifty hectares of previously re-vegetated tailings is currently being reviewed. Two alternate methods are being considered which involve costs ranging from $10,000 to $30,000 per hectare. Campbell currently estimates that the maximum annual financial guarantees will range from $154,000 in the first year to $1,871,000 in the fourth year for an aggregate of $3,517,500. An amount of $3,147,000 is currently accrued as asset retirement obligations under the rehabilitation plans for both the Joe Mann Mine site and the Campbell Mill site. A significant portion of this work is to be completed over the life of the mine and as a consequence is not anticipated to have a material effect on Campbell's financial condition. On an ongoing basis, environmental compliance costs are not material at the Joe Mann Mine.

MINERAL EXPLORATION PROPERTIES

         CHIBOUGAMAU EXPLORATION PROPERTIES

         Meston owns extensive exploration properties in the Chibougamau area, including mining claims and several former producing mines. These former producing mines include the S-3, Lac Chib, Kokko Creek, Quebec Chibougamau and the Main Mine.

         In June, 1992, Meston entered into two agreements with SOQUEM under which SOQUEM could expend up to $7 million towards exploration programs on the Meston and Chibougamau properties. During 1995, these agreements were amended to extend their term and increase the expenditures. In July 1997, these agreements were further amended to provide that, SOQUEM can earn a 50% interest in the Meston property which comprises 147 claims and one mining concession (and excludes the Joe Mann Mine), in exchange for spending $1.6 million in the five year period ending June 1, 2002 and a 50% interest in the Chibougamau properties, which comprises 201 claims and one mining concession, by spending $750,000 in the five year period ending June 1, 2002.

         During 1997, four claims located northwest of the Joe Mann Mine were added to the Meston property agreement, excluding the lateral and at depth extension of the Main Vein of the Joe Mann Mine protected by a 500 foot-wide corridor north of the Main Vein. A separate third agreement was also entered into with SOQUEM covering four claims and one mining concession located northeast of the Joe Mann Mine, excluding the lateral and at depth extension of the Main Vein of the Joe Mann Mine protected by a 500 foot wide corridor north of the Main Vein, pursuant to which SOQUEM can earn a 3.5% net smelter return by expending $400,000 over the five-year period ending June 1, 2002. Meston has the right to repurchase the net smelter return, if earned, for $1,000,000 on or before June 1, 2007. Amounts expended under this agreement shall also be credited against the spending requirements under the Meston property agreement. As additional consideration for the 1997 amendments, SOQUEM agreed to fund $100,000 of underground drilling on a north zone of the Joe Mann Mine. This amount was credited to the $1.6 million of required expenditures on the Meston property.

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

         During 2000, SOQUEM carried out exploration work totalling $75,000 on the Chibougamau properties. On the Meston property, only yearly claim renewal costs of $3000 were incurred in 2001, 2002 and 2003. No exploration work was completed in 2001. During 2002 and 2003, SOQUEM has been inactive on the Chibougamau properties.

         In 2002, a further amending agreement was entered into between SOQUEM and Meston under which SOQUEM has earned a 35% interest in the Meston property and a 40 % in the Chibougamau property. Meston is now the operator and manager.

         These undivided interests are based on the completed qualifying expenditures versus the total expenditure amount SOQUEM had to incur to earn its 50% interest.

BUSINESS OF MSV

         The Company's wholly owned subsidiary MSV is principally involved in the production and development of gold and copper deposits in the Chibougamau region and along the Eastmain River in northwestern Quebec. MSV's assets are comprised of a 76 % interest in CCR, owner of the Copper Rand Project which owns the Copper Rand Mine, the Cedar Bay Property which is located 1 km of the Copper Rand facilities and the Copper Rand Mill of a capacity of 3,000 ton-per-day concentrator. MSV also owns the Eastmain mine which has been placed on care and maintenance along with numerous exploration properties hosting mineral resources, including the Corner Bay Property, located south of Chibougamau.

THE COPPER RAND MINE

         LOCATION AND TITLE

         The Copper Rand Mine, as well as the Copper Rand Mill are located in the McKenzie Township, Province of Quebec on the shores of Lake Chibougamau. It is approximately 7 kilometres east of the town of Chibougamau and is easily accessible from Route 167 and a paved secondary road. The property includes the Copper Rand Mine and the former producer Cedar Bay Mine. The property, which MSV participation is 76%, is composed of six mining concessions and one mining lease covering an area of 449 hectares. Surrounding that block, MSV is controlling 100% of 185 mining claims and 12 mining concessions covering an area of 4,839 hectares in the McKenzie, Roy and Obalski Townships, Ungava electoral district.

         HISTORY

         Initial exploration was first carried out on the Copper Rand Mine in 1910 when trenching work revealed erratic copper showings. In 1948, Grand-Chibougamau Mines Ltd. drilled a shear zone under the lake. In 1950, Royrand Fields Ltd. acquired the properties and in 1952, when copper prices increased, development was begun by New Royrand Copper Rand Chibougamau Mines Ltd. in conjunction with Patino Canada Ltd., a subsidiary of Patino N.V. of the Netherlands.

         Production commenced in 1959 and in 1981, Northgate Exploration Ltd. acquired the Copper Rand and Portage mines, as well as other neighbouring mines and properties. In 1987, Westminer acquired the mines from Northgate Exploration Ltd. and operated them until November 1992 when the mines were placed on care and maintenance. In February 1993, MSV became a producing gold and copper company through the acquisition of the Copper Rand and Portage mines from Westminer. The mines were re-opened in March, 1993 and an extensive exploration program was carried out. Only the Copper Rand Mine still hosts mineral resources.

         COPPER RAND 5000 PROJECT BACKGROUND

         On December 4, 2000, MSV entered into a number of agreements with the Partners for the realization of the Copper Rand Project. The agreements provided for the investment by the Partners and MSV in shares of CCR, the reimbursement of the advances made by the Partners, the transfer by MSV to CCR of the operating assets of the Copper Rand Project, MSV's management of the Copper Rand Project and the conditions relating to the closing of the Copper Rand Project financing. Final Copper Rand Project financing agreements were signed on March 8 and on March 15, 2001.

         FINANCING OF THE COPPER RAND PROJECT AND DETAILS OF THE MANAGEMENT OF THE COPPER RAND PROJECT

         MSV has now transferred the operating assets for the Copper Rand Project to CCR, and MSV and its Partners now hold shares of CCR. The Copper Rand Project as finally approved included; the transfer of assets valued at $10,000,000 in return for a 16% interest in CCR, the possible issuance of unsecured 8% convertible debentures by MSV for a maximum of $15,000,000, the possible issuance of shares of the MSV, exchangeable into up to 21,512,195 common shares of Campbell in consideration of the exchange of interests held by the partners in CCR, the possible issuance of 2,439,025 common shares of Campbell to Investissement Quebec and the set-up of a guarantee by MSV in favour of Investissement Quebec. All common share were to be issued at a minimum price of $1.025 per share and convertible debentures had a conversion price of $1.025 per share. In July 2001, in accordance with the terms of their initial investment, SOQUEM and SDBJ exchanged part of their interest in CCR into convertible debentures of MSV increasing

MSV interest in CCR to 26%. MSV issued an aggregate of $2.5 million of debentures bearing interest at a base rate of 8% annually escalating based on metal prices and CCR's production levels. The debentures were convertible into Campbell common shares at a conversion price of $1.025 per share.

         Investissement Quebec has provided to CCR a loan and credit facility to fund the Copper Rand Project up to a maximum of $22 million, of which $16.5 million had been drawn at September 30, 2003. The loan provides that interest payment commences in March 2003 and repayment commences in June 2003 (in 16 quarterly payments). Under the loan and credit facility agreement, CCR has granted to Investissement Quebec a five (5) year option to acquire up to 25,000 CCR shares at a price of $100 per share for an aggregate amount of $2,500,000. The shares issued to Investissement Quebec upon exercise of the option are to be immediately converted into MSV common shares at a conversion price of $0.25 per MSV share resulting in the issuance of 10,000,000 additional MSV shares and thereby increasing MSV's interest in CCR proportionally to the number of shares so converted. The facility is secured by a charge on the assets of CCR excluding inventory and receivables. As promoter and manager of the Copper Rand Project, MSV has guaranteed the Investissement Quebec loan.

         CCR has received a subsidy of $840,000 from the ministere des Ressources naturelles, de la Faune et des Parcs (Quebec) and is eligible to receive $1,200,000 from the Centre local d'emploi in training grants and $3,000,000 in mining tax credits.

         The initial project consisted of two phases. Phase I included the deepening of the shaft to a depth of 4,150 feet and the access to the ore via a 3,900 foot decline from level 3970 to the 4550 level. The total cost of phase I was estimated at $39,000,000. Phase II included the continuation of the decline to access the 5000 level. The cost of phase II was estimated at $7,000,000 and was to be financed from operating flows.

         In early 2002, the project was modified to eliminate most of the second phase by deepening the shaft by an additional 170 feet, eliminating most of the cost of the second phase. As of December 31, 2002 the deepening of the shaft and development of the 4150 level have been completed. Work on the 3,800 foot decline has been completed in March 2004. A total of $39.6 million has been invested in the project as at March 31, 2004. Once the ventilation raise is completed, work will begin on installing the conveyor followed by pre-production development. Commercial production is expected to start in November 2004 at an initial rate of 1,000 tons per day. However, due to the delay in commencement of production, additional financing has been required. The revised total budget is now $57.0 million, an increase of $14.7 million from the original budget. The increase is primarily due to the following factors; the additional 170 foot deepening of the main shaft, unplanned underground rehabilitation work, rehabilitation work on the mill required due to the inactivity since the 1997 shutdown, major mechanical repairs to the hoist, additional 2,100 feet of raise for improving ventilation and emergency exit, required training programs, the delays due to a lower than forecast rate of mine development, and the impact of fixed costs during the delay in commencement of production. Discussions are ongoing with the Partners in CCR and potential investors to ensure adequate financing for the completion of the Copper Rand Project.

         The bringing on stream of production of the Copper Rand Mine, expected in the first half of 2004, has been delayed to the fourth quarter of 2004 due to the suspension of the project in June 2003 while awaiting the financial reorganization of CCR.

         In the context of this reorganization, on October 1, 2003, Campbell acquired control of CCR by increasing its interest from 26% to 76% through the issuance of 12,195,120 Campbell common shares. The value of the net assets acquired was $11,302,000. Campbell's financial statements reflect the financial situation and results of operations of the new subsidiary since that date. CCR is the owner of the Copper Rand and Cedar Bay mines and the Copper Rand Mill, which has a capacity of 3,000 tons per day, situated in the

Chibougamau mining camp of Quebec. In order to obtain the required project approval on this reorganization from Investissement Quebec and to gain access to $5,500,000 of the originally approved $22,000,000 line of credit, Campbell reimbursed a portion of the guaranteed debt through the issue of 10,458,894 common shares in the amount of $8,157,701 and committed to invest $7,000,000 in operating funds for exploration and other activities. In addition, Campbell granted Investissement Quebec the option to convert part or all of its debt into the Company's common shares as of October 1, 2004 based on market prices at that time. According to this agreement, Campbell is required to invest amounts necessary to bring the mine on stream in order to access the remaining portion of the credit facility.

         Since March 2001, the development at the Copper Rand Mine has been focused on accessing the gold and copper resources between levels 4030 and 5000. Commercial production is expected to begin in November 2004 with annual production projected to be in excess of 35,000 ounces of gold and 15,000,000 pounds of copper. During the 2003 fiscal year, capital expenditures and exploration costs totalled $10,422,000, of which $2,973,000 was incurred after control of the mine was acquired ($16,113,000 in 2002). The estimate of capital expenditure and exploration costs for 2004 is $22,000,000. Campbell plans to complete this work using cash generated by mine production and future private placements.

         PRINCIPAL CHARACTERISTICS OF CONVERTIBLE DEBENTURES

         The debentures are convertible at any time, at the option of the holders into common shares of MSV and will bear interest at a base rate of 8% annually plus added interest based on metals prices and CCR's production volume. Additional approval by regulatory authorities will be required should the additional interest be converted into shares. The conversion price is $1.025 per share. Conversion of all the outstanding debentures would require the issuance of 634,146 common shares of Campbell. The debentures are refundable as to 20% of capital on July 1, 2004, as to 40% on July 1, 2005 and as to 40% on July 1, 2006. The debentures are repayable by MSV, as of the first anniversary of their issuance, subject to an annual non-cumulative maximum of 25%.

         Beginning on the first anniversary, the debentures are convertible at the MSV's option at a conversion price equal to the average closing price of Campbell's common shares over the 20 trading days prior to conversion, on condition that the average closing prices of the Campbell's common shares at the date of conversion over the 20 trading days prior to that date is at least equal to or greater than twice the adjusted conversion price under the terms of the debenture. Pursuant to exercise of its conversion rights, MSV can only convert debentures up to a maximum of the lesser of 25% of the number of Campbell common shares that are issued and outstanding on such date and 40% of the trading volume of the Campbell common shares on the Toronto Stock Exchange over the six month period prior to conversion. The terms of the debentures also provide for a 6 month waiting period between the conversion of any debenture by MSV and provide for an escalation in the conversion price of $1.025 for each US $10 increase in the price of gold above US $350 up to a maximum escalation of $1.64. MSV shall exercise its rights of conversion on a pro rata basis between the Partners.

         OTHER ASPECTS OF THE COPPER RAND PROJECT

         MSV is the operator of the Copper Rand Project. The Board of Directors of CCR is comprised of five members, one appointed each of the Partners and MSV and the remaining member appointed jointly by the Partners. The management committee is also comprised of five members representing the same parties in the same proportions. CCR has a right of first refusal as to the shares of each shareholder should a shareholder wish to withdraw from participation in CCR. Subject to CCR's right of first refusal, MSV also has a right of first refusal with regard to the shares of each of the Partners should a Partner withdraw from participation in CCR.

         GEOLOGY

         The Copper Rand Mine is part of the Lac Dore complex, a stratified complex of intrusive origins, composed principally of meta-anorhosites and metagabbros. The prevailing meta-anorhosite rock is composed mostly (70 to 90%) of plagioclase rock which has been heavily altered to form zoisites, clinozoisites and epidotes. Frequent albitisation is observed. The plagioclase rock floats in a matrix of quartz, carbonate, sericite and chlorite rock. Sulfides are seldom found.

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

         MINERAL RESOURCES

         As at December 31, 2000, the mineral resources at the Copper Rand Mine as confirmed, with limited independent sampling and testing, by Met-Chem Canada Inc., independent geological and mining consultants, in a reported to MSV dated April 12, 2001 were as follows:

                                             Grade                     Grade
                    Tons                  (Au oz/ton)                  (Cu%)
Measured             61,300                  0.135                      1.15
Indicated         1,842,400                  0.096                      1.56

----------
Notes:

(1) These estimates were verified internally by Alain Blais, a Qualified Person who has been employed as a geologist in the Chibougamau area since 1979.

(2)      Details and parameters of resource calculations:

         Calculation method                           Bloc / vert. Long sect.
         Cut off grade                                        $35 NSR
         High-grade cut (Cu)/(Au)                           6% / .40 oz
         Dilution                                              16.2%
         Mill recovery (Cu)/(Au)                          98.2% / 90.2%
         Price assumption (Cu)                            US$0.75 / pound
         (Au)                                               US$300 / oz
         Exchange rate Can $/US$                                0.66

         MINING

         For the Copper Rand Project, the sublevel open stoping with paste backfill mining method has been selected. The mineralized zone is divided into stopes that will be mined alternately with a backfill cycle. The spacing between sublevels is 80 feet from floor to floor, which is supported by a Golder Associates rock mechanics study. Alternating stopes are opened over a horizontal distance of 60 feet. Production takes place on each sublevel. The sublevels are accessed by secondary ramps that start at level 4730 and end at levels 4030 and 5030.

         The mining method is mechanized, which minimizes the personnel required for the operation. Hydraulic drills are presently used. The 3" diameter holes are drilled downward. The flexibility of the drills allows the stope openings to be limited to between 7 and 8 feet. The access and mucking drifts are located in the footwall of the deposit.

THE COPPER RAND MILL

         GENERAL

         The Copper Rand Mill is housed in a 5,180 square metre building, which includes crushing and milling equipment, a control room and concentrate storage facilities. Ore at the Copper Rand Mill is stored in three ore bins with a capacity of 1,600 tons.

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

         ENVIRONMENTAL FUND

         An environmental fund of $3.9 million to provide for the ultimate restoration and rehabilitation of the mining sites is in place. MSV Restoration Inc. is a single purpose wholly-owned subsidiary set up to carry out the site rehabilitation and restoration work of the properties acquired from Westminer by MSV. At December 31, 2002 the trustee of the fund had posted a $1,163,000 financial guarantee with the ministere des Ressources naturelles, de la Faune et des Parcs in respect of the rehabilitation plan which was approved by Quebec mining authorities.

         TAILINGS AND WASTE DISPOSAL

         Tailings are disposed of in MSV's tailings pond which meets all environmental requirements. The current disposal site has been used since 1974 exclusively for tailings generated from the Copper Rand, Portage and Eastmain mines. Tailing disposal sites have been extensively examined and tested during the course of the preparation of MSV's application for operating permits filed with the ministere de l'Environnement (Quebec) and are regularly tested in accordance with existing environmental standards. Tailing disposal sites meet all existing environmental requirements and standards. Waste rock from the Copper Rand Mine that cannot be dumped underground is hoisted to surface and stored in a 240 ton bin adjacent to No. 4 shaft before being transferred to a waste dump located south of the shaft.

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

THE CORNER BAY PROPERTY

         LOCATION AND TITLE

         The Corner Bay Property, located in the Townships of Lemoine and Obalski, Province of Quebec, is approximately 55 km south of the City of Chibougamau. Easily accessible by road, the property is composed of l6 contiguous claims covering an area of 256 hectares.

         HISTORY

         From its discovery in 1956 until 1972, eight drilling programs totalling 1,463 metres and various geophysical and electromagnetic surveys were conducted on the property. In 1972, drilling by Rio Tinto PLC and Flanagan McAdam Resources Inc., led to the discovery of Zones A, B, C and D in the Inner Block. Between 1979 and 1981, Corner Bay Minerals Inc. ("Corner Bay") carried out a drilling program consisting of 22 holes for a total of 2,488 metres. In addition, the drilling on a geophysical anomaly 500 metres long led to the discovery of the Zone Ouest.

         In 1982, Riocanex Inc. ("Riocanex")discovered the Main Zone, located less than 500 metres from the Zone Ouest. Toward the end of 1984, Riocanex drilled 38 holes totalling 14,470 metres on these two zones. Preussag Canada continued work on the Zone Ouest and Main Zone between 1984 and 1986 by drilling and conducting geophysical surveys.

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

         In October 1994, MSV and Cache Explorations Inc. ("Cache") jointly acquired the Corner Bay Property from Corner Bay and SOQUEM in consideration of the payment of certain royalties. In order to earn this interest, MSV undertook to invest $8 million to bring the deposit into production, to provide technical support and to mill the ore at cost. In October 1995, MSV acquired the remaining 45% interest when it merged with Cache. In December 1997, MSV renegotiated an agreement with Corner Bay and SOQUEM modifying the earlier agreement of October 14, 1994 regarding the acquisition of the Corner Bay Property. Under the new agreement, MSV acquired the property for a total consideration of $1,560,500, part of which was payable in cash with the balance payable in common shares. These obligations of MSV were discharged in 2001 as part of MSV's proposal to creditors discussed above. As additional continuing consideration, MSV will pay the 2% net smelter royalty described below.

         MSV had planned to begin developing the Corner Bay Property in the second half of 1996 by driving a ramp from surface to a final depth of 340 metres. Because of a drop in copper prices at the end of the first half of 1996, management postponed this development. For 2004, considering the raise of copper price, the feasibility of developing the Corner Bay Property will be reconsidered.

         GEOLOGY

         The Corner Bay Property is situated within the anorthostic zone of the Lac Dore complex. Although a few mineralized zones have been intersected outside the known Main Zone, this zone is presently considered to be the only potential copper deposit. The Main Zone shows a strike bearing more or less continuously at N 10(degree)W. To the north, it is intersected by a gabbroic dyke while to the south, the zone is limited by the presence of a deformation corridor striking NE-SW. The thickness of the shear zone is variable from 2 to 25 metres, and its abrupt dip is 80-85(degree) to the west. Furthermore, it shows a lateral extension of more than 700 metres and its depth has been confirmed by drilling down to the 600 meter level.

         The deposit is characterized by the presence of a sericitization halo of varying thickness from l cm to l meter, located on either side of the main structure. Parallel to this structure, there is a diffused network of veins/veinlets of quartz, chalcopyrite and pyrite which fill the fine fractures. The principal alterations found in the shear zone are those of choloritizaton, sericitization, silification and, to a lesser degree, cabonatization (calcite). The mineralization (massive to semi-massive sulphides) consists of pyrite and chalcopyrite and is associated with quartz veins more or less parallel to the shearing. On either side of these mineralized lenses, the percentage of disseminated sulphides gradually diminishes. Also, many of those massive to semi-massive veins are cut by a second generation of hematized quartz veins that contain only disseminated to semi-massive sulphides. These two types of veins can be systematically observed on the overall mineralized sections in proportions that are variable. Associated with the copper, small quantities of gold and silver are present.

         MINERAL RESOURCES

         As at December 31, 2000 the Corner Bay Property had the following mineral resources as confirmed, without independent sampling and testing by Met-Chem Canada Inc., independent geological and mining consultants in a report to MSV dated April 12, 2001:

                                                       Grade
                            Tons                       (Cu%)
                           -------                     -----
Inferred                   749,900                      6.33
Indicated                  101,000                      7.00

----------
Notes:

(1) These estimates were verified internally by Alain Blais, a Qualified Person who has been employed as a geologist in the Chibougamau area since 1979.

(2)      Details and Parameters of resource calculations are as follows:

         CALCULATION METHOD                  Polygon / vert. Long sect.
         Cut off grade                              3.75% Cu
         High-grade cut (Cu)                        None
         Dilution                                   25%
         Mill recovery(Cu)                          98%
         Price assumption (Cu)                      .90 US$ / pound
         Exchange rate Can $/US$                    0.70
         Year of calculation                        1994

         ROYALTIES

         MSV will pay a 2% net smelter royalty for any minerals mined from the property after production of 750,000 tons (70% to Corner Bay now Pan American Silver Corp. and 30% to SOQUEM).

THE EASTMAIN MINE

         LOCATION AND TITLE

         The Eastmain Property ("Eastmain" or the "Property"), consisting of a block of 302 contiguous mining claims and one mining lease covering the mine, is totalling 4,976 hectares. The Property is situated in the Mistassini Territory, District of Abitibi, Quebec. It is located at a distance of 310-km Northeast of Chibougamau. MSV is the sole owner of the Property. A first interest of 49% was acquired in April 1988 after spending $9 million on exploration work on the Property through a joint venture with Placer Dome Inc. in 1987-1988. The remaining 51% was acquired from Placer Dome Inc. in September 1988.

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

         After its reorganization in the fall of 1986, MSV entered into an option agreement to earn a 49% interest in the Property in consideration of exploration work totalling $9 million. This interest was earned in 1988. MSV acquired the remaining 51% interest in the Property that same year through financing provided by Northgate Exploration Limited and became the sole owner. In the second half of 1994, the Eastmain mine entered into production and produced 14,595 ounces of gold. In 1995, the Eastmain mine closed after less than one year of pre-production due to the remoteness of the site and the difficulty and high cost of transporting ore by winter road.

         Based on internal studies and with confirmation by independent consultants, MSV decided in October 1994 to begin development of the Property as a 500 tonne-per-day underground mine with the broken ore to be transported during the winter to Chibougamau for further processing. This scenario did not prove successful and the mine was closed in the fall 1995.

         The installation of a small mill on site and the completion of the winter road for year-round access would be required for the operations to resume. An environmental impact study is currently being completed and will be presented along with our authorization certificate request to the ministere de l'Environnement (Quebec).

         GEOLOGY

         The Property is contained within the Wahemen metavolcanic-metasedimentary belt of Archean age and is completely enclosed by granites and leucocratic biotite/ hornblende gneisses. This belt has an arcuate shape with a younger intrusive core composed of granodioritic granite, a feature somewhat analogous to the Matagami district. The metavolcanic belt is approximately 160 km in length and up to 8 km in width.

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

         MINERAL RESOURCES

         As at December 31, 2000, the Eastmain mine had the following mineral resources as confirmed, without independent sampling and testing and without site visit nor core examination, by Met-Chem Canada Inc. independent geological and mining consultant in a report to MSV dated April 12, 2001:

                                                    Grade
                              Tons               (Au oz/ton)
Measured                     91,500                 0.268
Indicated                   786,600                 0.291

----------
Notes:

(1) These estimates were verified internally by Alain Blais, a Qualified Person who has been employed as a geologist in the Chibougamau area since 1979.

(2)      Details and parameters of mineral resource calculations are as follows:

         Calculation method                        Bloc / horizontal. Long sect.
         Cut off grade                                     0.126 oz Au/T
         High-grade cut (Cu)/(Au)                          None / 2.0 oz
         Dilution                                              28%
         Mill recovery(Cu)/(Au)                              95 / 90%
         Price assumption (Au Cu)                           US$ 375/ oz
         Exchange rate Can $/US$                               0.70

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

         Mining was carried out by a shrinkage stoping method modified to accommodate the geometry of the Property. Because of the shallow dip, scrapers were used to level the broken ore and to empty the stopes. All drilling is done by jacklegs and stopers. Ore was brought to surface by 26 ton trucks where it was stockpiled. The stockpile was then crushed and carried over the winter road during the period from January to April for treatment at the Copper Rand Mill. In 1995, the mine provided the mill with 46,811 tons before closing. This ore was processed at the Copper Rand Mill during the first quarter of 1996. A total of six stopes are developed in zones A and B, so that production could resume shortly after dewatering of the mine. A $1,500,000 accrual has been provided in respect of reclamation and rehabilitation of the Property.

         ROYALTIES

         Placer Dome Inc. holds a 2% net smelter return royalty on the claims other than the 36 claims where present reserves have been outlined, and Meston holds a 2% net operating profits interest in the Property.

THE CEDAR BAY PROPERTY

         The Cedar Bay Property (the "Cedar Bay Property") is contiguous with mining concession No. 497 and mining lease No. 656 of the Copper Rand Property, along their western and north-western boundaries. The Cedar Bay Property is comprised of two mining concessions (Nos. 440 and 461), covering an area of approximately 122 hectares, in the Township of McKenzie, Electoral District of Ungava.

         The Cedar Bay Property was a gold-copper producer and operated from 1957 to 1990. It produced approximately 4.2 million tons of ore grading 0.097 oz/t Au and 1.65% Cu per ton down to a depth of 780 metres. It was placed on care and maintenance in 1990 when its reserves were depleted after a shaft deepening and underground exploration program yielded marginally economic results.

         To consolidate its position in the Chibougamau area, MSV acquired the Cedar Bay, Henderson I and Henderson II properties (the "Properties") from Meston in June of 1993. In consideration of this acquisition,

MSV agreed to assume all environmental and rehabilitation obligations of Meston related to the Properties, to completely exonerate Campbell from its obligations to de-water the Henderson II and to pay Meston a 3% net smelter royalty on any minerals mined from Cedar Bay after recovery of all initial capital costs (excluding interest), and after production of not less than 4,000,000 tons of ore. Since 1994, 196,195 tons of ore have been extracted from the Cedar Bay mine.

         The Cedar Bay Property was acquired by MSV to permit continued mining of the mineralized zones at Copper Rand that continue at depth. In 1993 and 1994, MSV conducted an exploration program on the Cedar Bay Property from the underground workings of the Copper Rand Mine in order to define a mineralized zone of sufficient size and quality to justify its reopening. Encouraging results from this program point to the presence of several mineralized zones with economically viable gold and copper grades between the 3200 and 3840 levels directly underneath the last operating levels. These mineralized zones could eventually be developed after the Copper Rand Project has been put into production. The surface installations were dismantled in the spring of 1997. The Cedar Bay Property has good exploration potential and is now part of the Copper Rand Project. It was transferred to CCR in which MSV holds a 76 % interest.

BUSINESS OF GEONOVA

         The activities of GeoNova consist mainly in the acquisition, exploration and development of mining properties. Its strategy is to focus on exploration in the Province of Quebec and more specifically, in the Abitibi region.

         The main projects are the Discovery project (the "Discovery Project"), the Chevrier project (the "Chevrier Project"), the Bachelor Lake property (the "Bachelor Lake Property"), the Berthiaume syndicate (the "Berthiaume Syndicate") and the Pitt Gold property (the "Pitt Gold Property").

THE DISCOVERY PROJECT

         In April 1994, GeoNova entered into an option agreement with Homestake Mining Company ("Homestake") to acquire a 51% interest in the Desjardins and Gander properties. On April 16, 1997, GeoNova acquired the Desjardins portion of the Discovery Project from Homestake.

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

         On October 8, 2002, Strateco signed a final agreement with GeoNova, under which Strateco has the option to acquire a 50% interest in the Discovery gold project. The agreement provides for Strateco to acquire its 50% interest in the Discovery Project by funding $4,500,000 in exploration over four years, including $750,000 the first year, and by issuing 600,000 common shares of Strateco with 300,000 issued upon signature. Each share will be accompanied by half a warrant valid for a period of 24 months from the date of issuance. One warrant entitles its holder to purchase one common share additional common share of Strateco at a 20% premium over the average weighted price on the TSX Venture Exchange over the ten days preceding the date of issuance. Strateco has completed 2,000 metres of drilling in late 2002, which was followed by a program of about 10,000 metres of drilling commenced in 2003, aimed at testing the known gold-bearing zones at depth and laterally in order to increase the resource. By December 31, 2003 Strateco had incurred $1,496,340 in exploration expenses. A budget of $1,600,000 for a three phase work program is proposed for 2004.

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

         The latest mineral inventory estimate was performed internally in December 1997 by the GeoNova's staff using the polygon method on longitudinal sections. No dilution or mining factor were taken into account. This estimate was confirmed, without independent sampling and testing or site visit, by Met-Chem Canada Inc., independent geological and mining consultants, in a report to GeoNova dated April 12, 2001. Using a cut-off of 2.0 g/t Au the indicated and inferred mineral resources are respectively 703,409 tons at 5.04 g/t Au with an average thickness of 6.08 metres and 1,417,111 tons 5.15 g/t Au with an average of 7.23 metres. Using a cut off grade 3.0 g/t Au, the same categories show respectively 506,392 tons 6.09 g/t Au with an average thickness of 3.08 metres and 969,454 tons at 6.43 g/t Au with an average thickness of 3.19 metres.

         METALLURGICAL TESTING

In 1998, metallurgical testing was carried out by Lakefield Research ("Lakefield"). A 60 kg sample, taken from drill core from 10 short holes, 10 to 25 metres below surface, drilled on a stripped outcrop showing ore was sent to Lakefield. The ore was tested by total cyanidation, by gravimetric separation and cyanidation, and by gravimetric separation followed by flotation and cyanidation. Preliminary results confirm excellent recovery, ranging from 94.1% (gravimetric separation, flotation and cyanidation) to 96.1% (gravimetric separation and cyanidation). Gravimetric separation alone yielded a gold recovery rate of up to 30%. Other tests confirmed that extraction by total, direct cyanidation yields the best results, with a recovery rate in the order of 96 to 97%. Consumption of chemical products was minimal the carbonate content was sufficient to neutralise the sulphides and prevent the ore from generating acid.

THE CHEVRIER PROJECT

         Pursuant to the agreement between Inmet Mining Corporation ("Inmet") and GeoNova dated November 30, 1995 and amended February 20, 1997, April 30, 1999, October 15, 1999, November 30, 2000 and July 19, 2002 GeoNova has acquired 100% of Inmet's interest in a group of 270 claims located in Fancamp, Queylus and Hauy Townships for work commitment in an aggregate amount of $2,500,000 completed in November 2002 and other consideration including payments and shares. Upon completion of a feasibility study, Inmet may re-acquire a 50% interest by reimbursing 100% of the expenses incurred by GeoNova. In addition, on the Dolbo block, pursuant to an agreement between Cambior Inc. ("Cambior") and GeoNova dated July 21, 1997 and amended November 27, 1997, October 15, 1999 and November 27, 2000, GeoNova may acquire 100% of Cambior's interest in consideration of work. These blocks are subject to royalties of up to 3% NSR with, in some cases, an additional NPI of 7.5 to 10%.

         LOCATION, ACCESS AND OWNERSHIP

         The Chevrier Project claims are located near Campbell's Joe Mann Mine, about 30 km southeast of Chapais and 35 km south of Chibougamau, Quebec, and are easily accessed by a network of logging roads. The project is comprised of five claim blocks including 270 mining claims covering 4,297 hectares located in Fancamp, Hauy and Queylus Townships. Four of the claim blocks are owned by Inmet with the remaining claim block owned by Inmet as to 64.25% with the remaining
35.75 % owned by Cambior.

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

         MINERAL RESOURCES

         The mineral resource is distributed over fourteen lenses in the Chevrier zone. Inferred mineral resources at December 31, 2000 are estimated at
3.5 million tons grading 5.10 g/t Au. Mineral resources were calculated by the GeoNova's staff in August 1998, using the polygon method on longitudinal sections with a cut-off grade of 3.0 g/tonne Au, an average thickness of 3.48 metres for the mineralized zones. No dilution or mining factor was taken into account. This calculation was again verified internally in January 2000 by Jean Girard, a Qualified Person, employed by GeoNova as a geologist since 1994, and confirmed, without independent sampling and testing and without site visit nor core examination, by Met-Chem Canada Inc., independent geological and mining consultants, in a report to GeoNova dated April 12, 2001.

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

         Bachelor Gold Mines Ltd. ("Bachelor") was created in 1980 to mine the deposit. Mining operations began in 1982. From 1982 to 1989, Bachelor mined 958,360 tons grading an average 0.15 oz/ton. A 500 ton per day mill as well as a tailings pond and all related infrastructure were built. In January 1990, Acadia Mineral Venture Ltd. ("Acadia") drove 550 feet of drifting (two drill stations) and carried out 15,772 feet of diamond drilling (34 holes). In 1992, the mine was flooded. In 1994, Societe Miniere Espalau, now Corporation Ced-Or ("Ced-Or"), merged with Bachelor and the Bachelor Lake Property became wholly-owned by Ced-Or. In the summer of 1995, Geospex Services Inc. ("Geospex") carried out, on Ced-Or's behalf, a program of ten holes, on the Bachelor Lake Property for a total of 8,438 feet of drilling. A revised reserve estimate was then performed to take into account the new drill results at depth.

         LOCATION AND ACCESS AND OWNERSHIP

         The Bachelor Lake Property is situated about 135 km west southwest of Chibougamau, along Route 113 in Lesueur Township, in the Abitibi region of Quebec. The mining property is in the James Bay sector. The property includes 50 claims and two mining concession for a total area of 1,839.69 hectares in Lesueur Township in Quebec's Abitibi region.

         GeoNova acquired its interest in March 2001 for a consideration of $3,250,000 payable as follows: $750,000 through the issuance of 5,000,000 common shares at $0.15 per share upon closing of the agreement, $750,000 through the issuance of 5,000,000 common shares at $0.15 per share at the first anniversary of the agreement, and a maximum of $1,750,000 payable in the form of a net smelter royalty on ore from the Bachelor Lake deposit or on ore from other deposits controlled by GeoNova and processed at the Bachelor Lake mill. The net smelter royalty ranges from 0.25% to 2.00%, depending on the origin of the ore and the gold price.

         GeoNova also acquired buildings located on the Bachelor Lake mine site, including in particular an office, a shop, a dry, a compressor room, a headframe, a cyanidation plant and a crusher room.

         On July 15, 2003 the Company announced that Wolfden Resources Inc. ("Wolfden") had completed its due diligence on the Bachelor Lake Property, and had notified Campbell of its intention to proceed with the option to acquire a 50% interest in the property form Campbell's subsidiary GeoNova. The agreement provides for Wolfden to acquire its 50% interest in the Bachelor Lake project by funding $3,000,000 in exploration over three years, including $1,500,000 in the first year, and by issuing 50,000 common shares of Wolfden or paying $100,000 on the first and second anniversaries.

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

         The property geology consists of a pile of volcanic flows (basalt to rhyodacite) containing an abundance of felsic rock fragments. This volcanic pile is crossed by the O'Brien granite and numerous lamprophyre, kimberlite, gabbro and diabase dikes. The volcanic units strike 025 degrees to 065 degrees and dip strongly to the northwest. The mineralized zones are primary composed of silica, hematite, 2 to 10% pyrite and a greater or lesser quantity of calcite, quartz veins, epidote, chlorite, fluorine, micas and magnetite. There are five large fault systems cut the mineralized zone striking about 110 degrees: sub-horizontals; ENE, dip About Equals 60 degrees; ENE, dip About Equals 80; NNE to NE, dip > 75 degrees; NW, dipping between 65 degrees and 90 degrees.

         MINERAL RESOURCES

         Mineral resources were estimated by Geospex in 1993 using a cut-off grade of 0.10 oz. Au/ton, a minimum mining width of 5.0 feet. They updated their work in 1994, 1995 and 1997. The detailed calculations were reviewed by Roche in 1997 and verified and reclassified (to accommodate the new regulation of the National Instrument 43-101) by SNC-Lavalin in 1999. The Bachelor Lake deposit is estimated to contain an undiluted measured mineral resource of 204,454 tons grading 0.257 oz Au/ton and an indicated mineral resource of 216,685 tons grading 0.315 oz Au/ton in three zones (Main, B and A). It also contains an undiluted inferred mineral resource of 256,285 tons grading 0.304 oz Au/ton. The mineral resource estimates were confirmed, without independent sampling and testing and without site visit nor core examination, by Met-Chem Canada Inc., independent geological and mining consultants, in a report to GeoNova dated April 12, 2001.

BERTHIAUME SYNDICATE

         The Berthiaume Syndicate is a joint venture created on May 1, 1996 following the acquisition of mining properties by the mining syndicate known as the Beep Mat-1995 Syndicate, created in May 1995. The Berthiaume Syndicate consists of five mining exploration companies with initial interests as follows:
Freewest Resources Canada Inc. ("Freewest Resources") (22.5%), Ressources Unifiees Oasis inc. (22.5%), SOQUEM (22.5 %), EX-IN (10%) and GeoNova (22.5%). In 1997, EX-IN did not participate in exploration, and its interest was diluted to 9.44% while the interest of the other partners rose to 22.64% each. Partners Ressources Unifiees Oasis inc. and Freewest Resources did not fund their portion of the 1998 program nor their portion in relation to EX-IN's non-participation for that period as well as for the fall of 1997, and their interests were diluted. EX-IN, Freewest Resources and Ressources Unifiees Oasis inc. all declined to participate in the summer 1999 program and costs were split 50-50 between SOQUEM and GeoNova. At October 31, 1999, the interests of the companies were as follows: Freewest Resources (20.04%), Ressources Unifiees Oasis inc. (20.04%), EX-IN (8.41%), SOQUEM (25.75%) and GeoNova (25.75%). Only Freewest
Resources, SOQUEM and GeoNova participated in work conducted in 2000 in respective proportions of 28%, 36% and 36%. Interests will be recalculated shortly. GeoNova has been the project operator on behalf of the Berthiaume Syndicate since February 1997. When a partner's interest falls below 10%, it can choose to convert the residual interest into a royalty. Partners who become diluted and convert their residual interest into a royalty share a 2% NSR equally among them. Half the royalty (1%) may be repurchased by any future mine operator for $1,000,000 in the first year of production from a deposit discovered on the property. Notwithstanding the above, no member of Syndicate may receive a royalty of more than 1% NSR or payment of more than $500,000.

         PROPERTY, LOCATION AND ACCESS

         The Berthiaume Syndicate's properties consist of 477 claims on two properties; Berthiaume which is comprised of 226 claims, covering 3,609 hectares, and Noyelles which is comprised of 251 claims covering 4,016 hectares. These properties are situated in Berthiaume, Noyelles and Le Tardif townships, approximately 60 kilometres northwest of Lebel-sur-Quevillon and are less than 25 kilometres from the Discovery Project.

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

THE PITT GOLD PROPERTY

         In June 1998, GeoNova announced the execution of an agreement allowing it to acquire, from Santa Fe Canada Inc., the Pitt Gold Property in Duparquet Township, about 30 km northwest of Rouyn-Noranda, Quebec. In December 1999, GeoNova granted SOQUEM an option to acquire an interest in this property. SOQUEM is the project operator.

         On May 18, 1999, GeoNova signed an agreement with Santa Fe Canadian Mining Ltd. ("Santa Fe"), a wholly-owned subsidiary of Newmont Gold Corp., for the acquisition of a 100% interest in the Pitt Gold Property. An underlying novation agreement among Santa Fe, GeoNova and Alain Cotnoir, Jacques Beauchemin, Jeanne Cotnoir and Maude Cotnoir (The "Cotnoir-Beauchemin group") was also signed on October 27, 1998 pursuant to which GeoNova assumed, in Sante Fe's stead, Sante Fe's commitments to the Cotnoir-Beauchemin group. By agreement dated October 19, 1999, the Cotnoir-Beauchemin group and GeoNova agreed to replace these commitments with payment of $35,000 to the Cotnoir-Beauchemin group upon final signature between GeoNova and another party of a final agreement to perform work on the property, and $40,000 on or before February 28, 2002, plus a 2% NSR. By paying $800,000 or $900,000 depending on the property potential, the NSR may be reduced to 1%.

         SOQUEM has an option on the property pursuant to an agreement dated May 23, 2000 as amended June 1, 2000. This agreement allows SOQUEM to acquire an initial 50% undivided interest in the property in consideration of $225,000 in exploration work carried out by July 31, 2002. Once this interest is acquired, SOQUEM may choose to form a 50-50 joint venture with GeoNova or acquire an additional 30% undivided interest by incurring $400,000 in exploration expenses on its own, on or before July 31, 2004. Subsequently, GeoNova can choose to form a 20-80 joint venture with SOQUEM or convert its 20% undivided interest into a 1% NSR. SOQUEM is the project operator.

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

         The Pitt property contains numerous gold-bearing structures, subsidiary to the Destor-Porcupine fault to the north, the most important of which are the "Stinger zone" and the "Pitt South zone". These are characterized by altered shear and/or brecciated zones that contain quartz-carbonate veining and sulphides, and they are in or at the contacts of the quartz-feldspar porphyries. The sulphides present are mainly pyrite with some small concentrations of chalcopyrite, galena and sphalerite. Fine grains of gold are often seen in the mineralized zones. After compiling old data and conducting some grass-roots work, Santa Fe Canada Inc. carried out a drill program consisting of 28 holes totalling 16,691 metres for over $1 million between 1995 and 1997. SOQUEM and GeoNova intend to compile all the old and recent data, and to continue to explore these mineralized zones and the property in general.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

         Our financial objectives are to build shareholder value by increasing production and reserves through internal growth, to acquire properties that bring added value, to maintain operational flexibility and to minimize unit production costs.

         The 2003 financial statements present Campbell's results of operations and its financial position. These consolidated financial statements were compiled using Canadian generally accepted accounting principles, and are accompanied by a note explaining the differences between Canadian and U.S. GAAP.

         This discussion and analysis is written from the perspective of management and provides supplementary information to the financial statements through an analysis of historical performance, the current situation and future prospects. The financial statements present information regarding the financial position and results of operations for the last three years.

         Since 2001, Campbell has undertaken a new business plan to concentrate on its operations in the Chibougamau mining camp. In June 2001, Campbell concluded a merger agreement with MSV and GeoNova. This merger enabled Campbell to increase its interest in the mining camp in the Chibougamau region of Quebec and surrounding areas. Since 1954, the Chibougamau mining camp has produced in excess of 47.8 million tons of minerals containing 1.593 billion pounds of copper and more than 3 million ounces of gold. The town of Chibougamau is the last major urban agglomeration before reaching Northern-Quebec. Its population base serves as a source of labour and services for mining operations.

         In 2002, Campbell sold its Mexican subsidiary Oro De Sotula S.A. de C.V. ("Oro") for proceeds of US$2,000,000 in notes receivable based on royalty sales of 1% of future production and 33 1/3 % of the proceeds of any partial or full disposition of the assets of Oro prior to December 31, 2005. Of the notes receivable, three notes of US$150,000, US$250,000 and US$600,000 were repayable if the market price of gold reached US$315, US$330 and US$350 respectively. The fourth and final note of US$1,000,000, due on January 31, 2005, was collectible if the amounts payable which were assumed by the purchaser related to an outstanding litigation between Oro and the Mexican tax authorities and Oro site restoration costs did not exceed US$2,000,000. Due to uncertain conditions as to collection of these notes, only the first note receivable in the amount of US$150,000 was recorded and realized in 2002 for a loss of $34,000. During 2003, the Company recorded a gain of $2,296,000 related to the payment of the remaining gold price related notes in the amount of US$850,000 and collected US$800,000 as the final settlement of the US$1,000,000 note.

         COPPER RAND MINE

         The bringing on stream of production of the Copper Rand Mine, expected in the first half of 2004, has been delayed to the fourth quarter of 2004 due to the suspension of the project in June 2003 while awaiting the financial reorganization of CCR.

         In the context of this reorganization, on October 1, 2003, Campbell acquired control of CCR by increasing its interest from 26% to 76% through the issuance of 12,195,120 Campbell common shares. The value of the net assets acquired was $11,302,000. Campbell's financial statements reflect the financial situation and results of operations of the new subsidiary since that date. CCR is the owner of the Copper Rand and Cedar Bay mines and the Copper Rand mill, which has a capacity of 3,000 tons per day, situated in the Chibougamau mining camp of Quebec. In order to obtain the required project approval on this reorganization from Investissement Quebec and to gain access to $5,500,000 of the originally approved $22,000,000 line of credit, Campbell reimbursed a portion of the guaranteed debt through the issue of 10,458,591 common shares in the amount of $8,157,701 and committed to invest $7,000,000 for development and exploration.

         Since March 2001, development at the Copper Rand Mine has been focused on accessing the gold and copper resources between levels 4030 and 5000. Commercial production is expected to begin in November 2004 with annual production projected to be in excess of 35,000 ounces of gold and 15,000,000 pounds of copper. During the 2003 fiscal year, capital expenditures and development costs totaled $10,422,000 ($16,113,000 in 2002), of which $2,973,000 was incurred after control of the mine was acquired. The estimate for capital expenditures and development costs for 2004 is $22,000,000. Campbell plans to complete the development of the Copper Rand Mine using cash generated by mine production, future private placements, and the remaining portion of the credit facility.

         JOE MANN MINE

         A review of the Joe Mann Mine, including an evaluation of the mineral resources and reserves, was initiated in 2000 and enabled the implementation of a development program carried out over four months and an exploration program spread out over 17 months. These programs, which required a $10 million investment, began in November 2001. Commercial operations were resumed in April 2002.

         In 2002, 134,328 tons of ore were produced at the Joe Mann Mine at an average grade of 0.236 oz/ton, for 27,776 ounces of gold. In 2003, production reached 182,768 tons at an average grade of 0.252 oz/ton. The following table summarizes quarterly production since the resumption of operations.

         The 2003 production results reflect continued efforts to increase the grades and mill recovery rates.

                                                 2002                                                 2003
-----------------------------------------------------------------------------------------------------------------------------------
                              2nd         3rd         4th                    1st         2nd         3rd         4th
                            Quarter     Quarter     Quarter     TOTAL       Quarter     Quarter    Quarter     Quarter      TOTAL
Tons produced               48,931      40,132      45,263     134,328      49,011      49,864      43,741      40,152     192,768
Au (ounces)                  9,479       7,715      10,582      27,776      11,370      10,773      12,163       8,442      42,749
     Ore grade (oz/ton)      0.237       0.217       0.253       0.236       0.253       0.233       0.296       0.227       0.252
     Gold recovery rate         82%         88%         93%         87%         92%         93%         94%         93%         93%
Cu (000's pounds)              163         141         198         502         196         213         227         170         806
     Ore grade %              0.19%       0.19%       0.26%       0.21%       0.21%       0.23%       0.27%       0.22%       0.23%
     Cu recovery rate           86%         94%         93%         91%         93%         95%         97%         94%         95%

RESULTS

         For the year ended December 31, 2003, Campbell recorded a net loss of $3.9 million ($0.07 per share), compared to a net loss of $5.4 million ($0.13 per share) for 2002, and a net loss of $4.6 million ($0.19 per share) for 2001.

         A total of 42,749 ounces of gold were produced from the Joe Mann Mine in 2003 and 27,776 ounces in 2002, including 4,710 ounces during the development period. The cash operating cost per ounce for the ounces produced after the resumption of commercial production was US$375 per ounce in 2003 compared to US$359 in 2002.

         Sales during 2003 were $22.3 million, representing 42,526 ounces of gold, 813,000 pounds of copper and 18,927 ounces of silver. Sales during 2002 were $14.7 million, representing 27,776 ounces of gold, 502,000 pounds of copper and 12,000 ounces of silver. The average sale price per ounce of gold during the years 2003 and 2002 was US$369 and US$321, respectively. All sales were made at spot prices. The average market price for gold obtained in 2003 was US$363.38 (CAN$509.26), and in 2002 was US$309.73 (CAN$486.39).

         Mining costs in both 2003 and 2002 were about the same. Mining costs on a per ounce basis were higher than budgeted. Fourth quarter production was 30,000 tons lower than planned, resulting in an increase in mining costs both on a per ton of ore processed basis and on a per ounce of gold produced basis. Grade and recovery rates were higher than budgeted, but this did not fully offset the loss of the production tonnage.

         General administration expenses were $1.8 million in both 2003 and 2002, compared to $2.1 million in 2001. The decrease was primarily due to synergies resulting from the merger with MSV and GeoNova.

         Depreciation and amortization for the year ended December 31, 2003 was $4.5 million compared to $3.5 million in 2002 and was principally related to the Joe Mann Mine and related installations. Depletion is based on the unit of production method over reserve tonnage. This depletion represented $103.97 per ounce of gold produced in 2003 compared to $125.38 in 2002. The increase in reserves in 2003 over 2002 is responsible for the reduction in the charge.

         Care and maintenance expenses totaled $242,000 in 2003 compared to $223,000 in 2002. Care and maintenance expenses were $2,388,000 in 2001, principally related to the former Mexican properties and the Joe Mann Mine, prior to resumption of operations.

         Other income of $1.0 million in 2002 included $0.7 million from sales of gold recovered during the cleanup of the Campbell mill during the first quarter and a gain of $0.2 million pursuant to a payment in shares to redeem long-term debt.

LIQUIDITY AND CAPITAL RESOURCES

         Cash and cash equivalents at December 31, 2003 amounted to $4.8 million, compared with $3.4 million and $2.8 million, respectively, for the years ended December 31, 2002 and 2001. Despite the use of $4.4 million in operating activities ($2.5 million before changes in non-cash working capital items), cash and cash equivalents increased as a result of financing activities. During 2003, the Company repaid $2.6 million of its operating line from Investissement Quebec to finance the development and exploration programs at Joe Mann Mine. This loan will be completely repaid in February 2004.

         The Company invested $4.2 million, $4.3 million and $1.8 million in its exploration and development programs in the years 2003, 2002 and 2001, respectively. A $2.0 million grant from the ministere de l'Energie et des Ressources du Quebec has been presented as a reduction of exploration costs during fiscal 2002.

         During fiscal 2003, Campbell issued 14.2 million common shares for net proceeds of $6.9 million in order to finance exploration and development activities at the Copper Rand and Joe Mann mines. In addition, 1.4 million flow-through shares were issued for a $1.5 million exploration program.

         In fiscal 2002, for a net consideration of $5.3 million, the Company issued 9.9 million common shares and 5.5 million warrants for the purchase of
5.5 million common shares at $0.80 per share prior to May 15, 2003. These warrants expired during the year.

         During 2003 and 2002, net proceeds from royalty sales generated cash receipts of $1.9 million and $1.7 million, respectively, following receipt of cash consideration, notes and interest receivable.

         At December 31, 2003, the working capital ratio was 1.8:1 compared with 1.4:1 a year earlier. This improvement of the ratio in 2003 is principally attributable to the exercise of Campbell's option in its mineral sales contracts to collect 90% of the sales proceeds based on concentrates of the previous month's production rather than 4 months later.

ASSET RETIREMENT OBLIGATIONS

         Prior to 2003, Campbell annually revised its provision for reclamation and site restoration cost. During the year, the Company opted for early adoption of the recommendations of the CICA, which establish standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The cumulative effect of application of chapter 3110 is presented in note 2 to the financial statements.

RISKS

         The Company does not engage in off balance sheet financing. All operating costs are expressed in Canadian dollars. The collective agreements of employees at the Joe Mann Mine, which expire in 2004, provide for progressive salary reductions linked to a gold price below US$325. Sales are directly impacted by fluctuations in metal prices and the Canadian/United States dollar exchange rate. Numerous factors outside the control of the Company can have an impact on these fluctuations. While the current policy is to remain unhedged, the Company may occasionally use hedging contracts, to offset fluctuations. Since the resumption of production at Joe Mann Mine, Campbell has sold its entire production at spot prices.

         Metal prices and the Canadian/United States dollar exchange rate also have an impact on the calculation of mineral reserves, the continuance of mining operations and the decision to develop properties, as well as the book value of mining assets.

         Interest rate changes have less impact on the Company. Debentures and redeemable preferred shares, which represent $49.2 million of total long-term debt of $60.1 million, are covered by swap agreements with an international bank.

ACCOUNTING PRINCIPLES

         Accounting principles are stated in note 2 of the financial statements. The Company considers that the underlying estimates and assumptions have an impact on the book value of mining properties on the balance sheet. In accordance with the accounting principle relative to mining properties, costs incurred to increase the existing capacity of a property, to develop new zones of mineralization or for pre-production development are capitalized. These costs, as well as acquisition and development costs for properties with mining reserves, are depleted according to the unit of production basis using proven and probable mineral reserves to which they relate.

         Mineral reserve estimates also have a large impact in determining whether or not mining properties have decreased in value.

         Campbell has access to the resources required to perform complex procedures to determine mineral reserve estimates. The process of estimating mineral reserves requires knowledge of the regional geological context and structural context of the mine and its immediate surroundings and the mineralization and miner-alized zones. These estimates also change as a result of various factors including, but not limited to, additional development work, metal prices, operating costs, research and development on mining methods, and the permanent infra-structure used to access the deposit.

         A change in any of the variables that enter into the calculation may have a considerable influence on the other variables as well as on the evaluation of reserves.

         OUTLOOK

         Fiscal 2004 will see the completion of several previously identified initiatives at the Joe Mann Mine. Production will commence at the Copper Rand Mine in the fourth quarter of 2004 and, in light of current copper prices, development of the Corner Bay project will be initiated.

         With a portfolio of quality mining properties, a continued cost rationalization program, an environment of rising gold and copper prices together with an experienced and dynamic management team, Campbell is well positioned to meet its near and medium-term financial objectives.

OFF-BALANCE SHEET ARRANGEMENT

         The Company does not have any off-balance sheet arrangements that have bad, or are reasonably likely to have, a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

         The Company is committed under contractual obligations for a total amount of approximately $60.1 million. The minimum payments due in each of the following periods are as follows:

                                                                    PAYMENTS DUE BY PERIOD
                                              ------------------------------------------------------------------
    CONTRACTUAL OBLIGATIONS                               LESS THAN                                    MORE THAN
      (IN MILLION DOLLARS)                    TOTAL        1 YEAR       1-3 YEARS      3-5 YEARS        5 YEARS
----------------------------------------------------------------------------------------------------------------
Long-Term Debt Obligations(1) (2)             60.1           0.2            0.8           6.6              -
Total                                         60.1           0.2            0.8           6.6              -

----------
Notes:

(1) An amount of $49 millions is assume by the Swap Agreement. See Item 4 - "Information on the Company - Meston Debentures and Preference Shares".

(2) An amount of $3.3 millions will be converted in common shares. See Item 4 - "Information on the Company - Campbell Debentures".

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

         The following table sets forth certain information concerning the persons to be nominated for election as directors of the Company, including their beneficial ownership of common shares as of March 31, 2004. Unless otherwise indicated, each nominee holds sole voting and investment power over his shares.

                                                                                                   NUMBER OF
  NAME & MUNICIPALITY                      PRINCIPAL OCCUPATION                 DIRECTOR            COMMON      PERCENT
      OF RESIDENCE                        AND BUSINESS EXPERIENCE                 SINCE     AGE     SHARES     OF CLASS
      ------------                        -----------------------                 -----     ---     ------     --------
Louis Archambault (1)(3)(4)(5)   President, Groupe Conseil Entraco Inc.,          2001      53     6,000(6)        *
Montreal, Quebec                 Montreal, Quebec, environmental consulting
                                 firm.

Michel Blouin (1)(2)(4)          Secretary of Campbell; Partner, Lavery, de       2000      62     3,000(7)        *
Montreal, Quebec                 Billy, General Partnership, Montreal,
                                 Quebec, law firm; Director of Jaguar Nickel
                                 Inc.; Director of Jilbey Gold Exploration
                                 Ltd., Stingray Resources Inc. and Slam
                                 Exploration Ltd., exploration companies.

Graham G. Clow(2)(5)             Consulting Mining Engineer; Principal,           1996      53      250(8)         *
Toronto, Ontario                 Roscoe Postle Associates Inc., Toronto,
                                 Ontario, geological and mining consultants;
                                 prior to May 2001, President and Chief
                                 Executive Officer, Manhattan Minerals Corp.,
                                 Vancouver, BC.

                                                                                                NUMBER OF
  NAME & MUNICIPALITY                   PRINCIPAL OCCUPATION                 DIRECTOR            COMMON      PERCENT
      OF RESIDENCE                     AND BUSINESS EXPERIENCE                 SINCE     AGE     SHARES     OF CLASS
      ------------                     -----------------------                 -----     ---     ------     --------
Andre Y. Fortier (1)          President and Chief Executive Officer of         2000      63    252,834(9)       *
Montreal, Quebec              Campbell; prior to June 2001, Chairman and
                              Chief Executive Officer of MSV Resources
                              Inc. and President and Chief Executive
                              Officer of GeoNova Explorations Inc.;
                              Director of Sequoia Minerals Inc., Quebec,
                              Quebec, and Forest Gate Resources Inc.,
                              Montreal, Quebec, mining and exploration
                              companies.

Nicolas Guay(2)               Chartered Accountant; Owner of Pro Technique    Nominee    64     4,878(10)       *
Quebec, Quebec                Quebec Inc., Quebec, Quebec, electronics
                              company; prior to 2002, Chairman of Aeroport
                              de Quebec; prior to June 2001, Director of
                              GeoNova Explorations Inc., Montreal, Quebec.

James C.                      Chairman of Campbell; Counsel, McCarthy          1993      66     7,500(11)       *
McCartney Q.C. (1)(3) (4)     Tetrault LLP, Toronto, Ontario, law firm;
Toronto, Ontario              prior to January 2003, Partner and Past
                              Chairman, McCarthy Tetrault LLP. Director of
                              Sparton Resources Inc., Toronto, Ontario,
                              exploration company.

G. E. "Kurt" Pralle (2)(3)    Mining and Metallurgical Consultant.             1993      69    10,000(12)       *
Ramsey, New Jersey

James D. Raymond (1)          Private Investor.                                1979      78     1,000(13)       *
Montreal, Quebec

----------
Notes:

(1)      Member of Executive Committee.

(2)      Member of Audit Committee.

(3)      Member of Compensation Committee.

(4)      Member of Corporate Governance Committee.

(5)      Member of Environmental Committee.

(6)      Excludes 61,500 common shares subject to option.

(7)      Excludes 72,000 common shares subject to option.

(8)      Excludes 85,000 common shares subject to option.

(9)      Excludes 470,000 common shares subject to option.

(10)     Excludes 50,000 common shares subject to option.

(11)     Excludes 160,000 common shares subject to option.

(12)     Excludes 20,000 common shares subject to option.

(13)     Excludes 95,000 common shares subject to option.

*        Less than 1% of the outstanding common shares.

         As of March 31, 2004, the directors and officers of the Company as a group beneficially owned 333,485 common shares representing approximately 0.3% of the outstanding common shares excluding 1,013,500 common shares subject to option. The information as to common shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually.

SENIOR MANAGEMENT

         The following table shows certain information with respect to the executive and other officers of the Company

                                                                        YEAR
                                                                      APPOINTED        OTHER POSITIONS AND
        NAME                             OFFICE                       TO OFFICE        BUSINESS EXPERIENCE      AGE
Andre Y. Fortier       President and Chief Executive Officer of
                       the Company                                       2000       Business Executive(1)        63

Claude Begin           Executive Vice President & Chief Operating
                       Officer                                           2001       Mining Engineer(2)           57

Alain Blais            Vice President, Development & Geology             2001       Geologist(3)                 48

Lucie Brun             Executive Vice President & Chief
                       Administrative Officer                            2001       Chartered Accountant(4)      46

Michel Blouin          Secretary                                         2003       Lawyer(5)                    62

----------
Notes:

(1)      See description of Principal Occupation and Business Experience under
         Item 6 - "Directors".

(2) Prior to joining Campbell in 2001, Mr. Begin was Mine Manager of the Holloway gold mine operated by Battle Mountain Canada Ltd.

(3) Prior to the merger in June 2001, Mr. Blais was Vice President, Development and Geology with MSV and has worked as a geologist in Chibougamau since 1979.

(4) Prior to joining Campbell in 2001, Ms. Brun was Executive Vice President and Chief Administrative Officer of MSV which she joined in 1996.

(5)      Mr. Blouin is a partner at the law firm Lavery, de Billy, General
         Partnership.

         The Board of Directors has adopted Standards of Ethical Conduct which apply to all directors and officers of the Company.

         There is no family relationships between any director or executive officer and any other director or executive officer.

         There is no arrangement or understanding between any director or executive officer and any other person pursuant to which the director was elected or the executive officer was appointed.

EXECUTIVE COMPENSATION

         The following table sets forth information concerning the compensation paid to the Company's Chief Executive Officer and its most highly paid executive officers as required to be disclosed in accordance with applicable securities regulations (the "Named Executive Officers") during the Company's three financial years ended December 31, 2003, December 31, 2002 and December 31, 2001:

                           SUMMARY COMPENSATION TABLE

                                                                             LONG-TERM COMPENSATION
                                                                      -----------------------------------
                               ANNUAL COMPENSATION                              AWARDS            PAYOUTS
-----------------------------------------------------------------------------------------------------------------------
                                                                      SECURITIES    RESTRICTED
                                                      OTHER ANNUAL      UNDER       SHARES OR       LTIP     ALL OTHER
     NAME AND                  SALARY        BONUS   COMPENSATION(2)   OPTIONS      RESTRICTED    PAYOUTS  COMPENSATION
PRINCIPAL POSITION   YEAR       ($)           ($)          ($)           (#)      SHARE UNITS($)    ($)         ($)
-----------------------------------------------------------------------------------------------------------------------
Andre Y. Fortier     2003   233,653            -          14,500             -          -            -           -
President & Chief    2002   210,288            -          13,500       170,000          -            -           -
Executive Officer    2001   172,961(1)         -          13,500       300,000          -            -      65,000(3)
------------------------------------------------------------------------------------------------------------------
Claude Begin         2003   143,308            -          14,500             -          -            -           -
Executive Vice       2002   131,192            -          13,500        70,000          -            -           -
President & Chief    2001    88,846(4)(5)      -          15,573       100,000          -            -      30,972(4)
Operating Officer
------------------------------------------------------------------------------------------------------------------
Alain Blais          2003   103,847            -          14,500             -          -            -           -
Vice President,      2002    91,154            -          13,500        40,000          -            -           -
Development &        2001    88,654(5)         -          13,500        87,500          -            -           -
Geology
------------------------------------------------------------------------------------------------------------------
Lucie Brun           2003   114,231            -          14,500             -          -            -           -
Executive Vice       2002   100,963            -          13,500        40,000          -            -           -
President & Chief    2001   100,961(5)         -          13,500       117,500          -            -           -
Administrative
Officer
------------------------------------------------------------------------------------------------------------------
Lorna D.             2003   146,100            -               -             -          -            -           -
MacGillivray(6)      2002   130,000            -               -        30,000          -            -           -
Vice President,      2001   130,000            -               -        65,000          -            -           -
Secretary &
General Counsel
------------------------------------------------------------------------------------------------------------------

Notes:

(1) Includes salary from July 1, 2001 and fees of $72,000 for the period from January 1 to June 30, 2001 paid by the Company. Mr. Fortier was also President and Chief Executive Officer of MSV and GeoNova. MSV and GeoNova became wholly-owned subsidiaries of the Company on June 30, 2001. He received a monthly fee for his services to the Company until June 2001 when he became a full time employee of the Company.

(2) Perquisites and other personal benefits for the Named Executive Officers did not exceed the lesser of $50,000 and 10% of total annual salary and bonus.

(3)   Amounts paid by MSV.

(4) Mr. Begin joined the Company on April 24, 2001. He received a housing allowance relating to the sale of his home and relocation.

(5)   Includes amounts paid by MSV.

(6) Mrs. MacGillivray was Vice President, Secretary of General Counsel until December 31, 2003.

OPTION/SAR GRANTS IN LAST FINANCIAL YEAR

      The following table sets forth information concerning the grants of options and stock appreciation rights ("SARs") during the financial year ended December 31, 2003:

                                                                                      MARKET VALUE OF
                                                 % OF TOTAL                             SECURITIES
                              SECURITIES        OPTIONS/SARS         EXERCISE OR        UNDERLYING
                                UNDER       GRANTED TO EMPLOYEES     BASE PRICE        OPTIONS/SARS      ON EXPIRATION
         NAME                 OPTIONS ($)    IN FINANCIAL YEAR     ($/SECURITY)(3)     DATE OF GRANT          DATE
-----------------------------------------------------------------------------------------------------------------------
Andre Y. Fortier                  Nil               Nil                 Nil                 Nil               Nil
President & CEO
-----------------------------------------------------------------------------------------------------------------------
Claude Begin                      Nil               Nil                 Nil                 Nil               Nil
Executive Vice President &
Chief Operating Officer
-----------------------------------------------------------------------------------------------------------------------

                                                                                      MARKET VALUE OF
                                                 % OF TOTAL                             SECURITIES
                              SECURITIES        OPTIONS/SARS         EXERCISE OR        UNDERLYING
                                UNDER       GRANTED TO EMPLOYEES     BASE PRICE        OPTIONS/SARS ON      EXPIRATION
         NAME                 OPTIONS ($)    IN FINANCIAL YEAR     ($/SECURITY)(3)     DATE OF GRANT           DATE
-----------------------------------------------------------------------------------------------------------------------
Alain Blais                       Nil               Nil                 Nil                 Nil               Nil
Vice President, Development
& Geology
-----------------------------------------------------------------------------------------------------------------------
Lucie Brun                        Nil               Nil                 Nil                 Nil               Nil
Executive Vice President &
Chief Administrative Officer
-----------------------------------------------------------------------------------------------------------------------
Lorna D. MacGillivray             Nil               Nil                 Nil                 Nil               Nil
Vice President, Secretary
and General Counsel
-----------------------------------------------------------------------------------------------------------------------

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION/SAR VALUES

      The following table sets forth information concerning the exercise of options during the financial year ended December 31, 2003 and the value at December 31, 2003 of unexercised in-the-money options held by each of the Named Executive Officers:

                                                   AGGREGATE                               VALUE OF UNEXERCISED IN-
                                    SECURITIES       VALUE      UNEXERCISED OPTIONS AT      THE-MONEY OPTIONS/SARS
                                    ACQUIRED ON    REALIZED     FINANCIAL YEAR-END (#)     AT FINANCIAL YEAR-END ($)
              NAME                 EXERCISE (#)       ($)      EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
--------------------------------------------------------------------------------------------------------------------
Andre Y. Fortier                        Nil           Nil           382,500/Nil(1)                161,700/Nil
President & Chief Executive
Officer
--------------------------------------------------------------------------------------------------------------------
Claude Begince                          Nil           Nil             170,000/Nil                 61,900/Nil
Executive Vice President & Chief
Operating Officer
--------------------------------------------------------------------------------------------------------------------
Alain Blais                             Nil           Nil             127,500/Nil                 42,925/Nil
Vice President, Development &
Geology
--------------------------------------------------------------------------------------------------------------------
Lucie Brun                              Nil           Nil             157,500/Nil                 55,825/Nil
Executive Vice President, &
Chief Administrative Officer
--------------------------------------------------------------------------------------------------------------------
Lorna D. MacGillivray                 95,000        35,300              Nil/Nil                     Nil/Nil
Vice President,
Secretary & General Counsel
--------------------------------------------------------------------------------------------------------------------

Note:

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

PENSION PLAN TABLE

                                                 YEARS OF SERVICE
REMUNERATION         ------------------------------------------------------------------------------------
     ($)                15                  20                 25                  30                35
---------------------------------------------------------------------------------------------------------
   125,000            37,500              50,000             62,500               75,000           87,500
---------------------------------------------------------------------------------------------------------
   150,000            45,000              60,000             75,000               90,000          105,000
---------------------------------------------------------------------------------------------------------
   175,000            52,500              70,000             87,500              105,000          122,500
---------------------------------------------------------------------------------------------------------
   200,000            60,000              80,000            100,000              120,000          140,000
---------------------------------------------------------------------------------------------------------
   225,000            67,500              90,000            112,500              135,000          157,500
---------------------------------------------------------------------------------------------------------
   250,000            75,000             100,000            125,000              150,000          175,000
---------------------------------------------------------------------------------------------------------
   300,000            90,000             120,000            150,000              180,000          210,000
---------------------------------------------------------------------------------------------------------
   400,000           120,000             160,000            200,000              240,000          280,000
---------------------------------------------------------------------------------------------------------

      On December 31, 2003, Mrs. MacGillivray had 10.4 years of credited service under the Pension Plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

      No directors or officers of the Company are indebted to the Company.

GRANT OF STOCK OPTIONS

      The following table sets forth the details regarding the grants of options by the Company.

                                                                                   Market
                                                                                  Value of
                                                     Number of      Exercise       Common
                                                      Common         Price         Shares      Vesting Dates of
                                                      Shares          Per            on          Outstanding
              Date of Grant         Expiry Date        Under         Common        Date of         Options
               (MM/DD/YYYY)        (MM/DD/YYYY)       Option         Share          Grant       (MM/DD/YYYY)
(a) CURRENT AND PAST NAMED EXECUTIVE OFFICERS OF CAMPBELL, AS A GROUP

(4 persons)  August 6, 2002       August 6, 2007      320,000        $0.67          $0.67     August 6, 2002 (1)

(4 persons)  August 15, 2001      August 15, 2006     385,000        $0.51          $0.51     August 15, 2001

(3 persons)  January 31, 2001     January 31, 2006    220,000        $0.62          $0.62     January 31, 2001

                                                                                   Market
                                                                                  Value of
                                                     Number of      Exercise       Common
                                                      Common         Price         Shares      Vesting Dates of
                                                      Shares          Per            on          Outstanding
              Date of Grant         Expiry Date       Under         Common         Date of         Options
               (MM/DD/YYYY)        (MM/DD/YYYY)       Option         Share          Grant        (MM/DD/YYYY)
(b) CURRENT AND PAST DIRECTORS OF CAMPBELL WHO ARE NOT LISTED UNDER (a), AS A GROUP

(1 person)   May 14, 2003         May 14, 2008         50,000        $0.44          $0.44     May 14, 2003

(6 persons)  August 6, 2002       August 6, 2007      120,000        $0.67          $0.67     August 6, 2002 (2)

(5 persons)  August 15, 2001      August 15, 2006     218,500        $0.51          $0.51     August 15, 2001 (3)

(4 persons)  January 31, 2001     January 31, 2006    100,000        $0.62          $0.62     January 31, 2001 (2)

(1 person)   March 8, 2000        March 9, 2005        15,000        $3.70          $3.70            (4)

(2 persons)  August 11, 1999      August 10, 2004     20,0000        $4.30          $4.30            (3)

(c) ALL OTHER CURRENT AND PAST EMPLOYEES OF CAMPBELL WHO ARE NOT LISTED UNDER (a) OR (b), AS A GROUP

(4 persons)  October 14, 2003     October 14, 2008     50,000        $0.80          $0.80     October 14, 2003

(8 persons)  August 6, 2002       August 6, 2007       90,000        $0.67          $0.67     August 6, 2002

(6 persons)  August 15, 2001      August 15, 2006      91,250        $0.51          $0.51     August 15, 2001

(d) ALL OTHER CURRENT AND PAST EMPLOYEES OF CAMPBELL'S SUBSIDIARIES WHO ARE NOT LISTED UNDER (a), (b) OR (c), AS A GROUP

Nil

(e) ANY OTHER PERSON OR COMPANY (INCLUDES UNDERWRITERS)

Nil


------------
Notes:

(1)   Includes 20,000 options issued under the Directors' stock option plan.

(2)   Includes 20,000 options issued under the Employee Incentive Plan.

(3)   Includes 10,000 options issued under the Employee Incentive Plan.

(4)   Issued under the Employee Incentive Plan.

EMPLOYEE INCENTIVE PLAN

      The Company maintains an employee incentive plan (the "Employee Incentive Plan" consisting of the share purchase plan (the "Share Purchase Plan"), the share option plan (the "Share Option Plan"), the share bonus plan (the "Share Bonus Plan") and the share loan plan (the "Share Loan Plan"). Directors who are not officers do not participate in the Employee Incentive Plan.

SHARE OPTION PLAN

      The Share Option Plan is intended to promote the interests of the Company and its shareholders by making provisions for stock options as an additional incentive to attract, retain and motivate officers and salaried employees. Grants are made at the discretion of the Board or a committee of the board comprised of members, a majority of whom are not eligible to participate in the Plan (the "Compensation Committee"). The Board or the Compensation Committee may, in its discretion, determine which officers or employees will be granted options, the number of common shares to be the subject of each option, the purchase price of such shares and the duration of the options, which may not exceed five years. The Board or the Compensation Committee may also impose other terms and conditions respecting any option granted as it may consider appropriate or necessary.

      Freestanding "SARs" are not provided for under the Share Option Plan. The options may, at the discretion of the Board or the Compensation Committee, be accompanied by SARs which entitle the holder to elect to terminate his or her options, in whole or in part and, in lieu of receiving the common shares (the "Option Shares") to which the terminated options relate, elect to receive that number of common shares, disregarding fractions, which have a total value equal to the product of the number of Option Shares times the difference between the fair value (at the date of such election) and the option price per share of the Option Shares, less any amount withheld on account of income taxes, which income taxes will be remitted on the employee's behalf by the Company.

      During 2003, 50 000 options were granted to employees under the Share Option Plan; no options were granted to Named Executive Officers.

      As at December 31, 2003, a total of 1,133,750 common shares were issuable upon exercise of options under the Share Option Plan including 837,500 common shares issuable upon exercise of options held by five Named Executive Officers. Such options are exercisable at exercise prices ranging from $0.51 to $4.30 per share and expire between August 10, 2004 and August 6, 2007.

SHARE PURCHASE PLAN

      The Share Purchase Plan is designed to encourage employees of the Company to purchase common shares on a regular basis. Employees of the Company who have been continuously employed by the Company for at least one year, or less at the discretion of the Compensation Committee or the Board, are eligible each January 1 to participate in the Share Purchase Plan. Each eligible employee may contribute up to 5% of his or her basic salary to the Share Purchase Plan through monthly deductions. On a quarterly basis, the Company will contribute an amount equal to 50% of the employee's contributions to such date and each participating employee will then be issued common shares having a value equal to the aggregate amounts contributed by such employee and the Company. During 2003, 198,816 common shares were issued pursuant to the Share Purchase Plan.

SHARE BONUS PLAN

      The Share Bonus Plan is intended to promote the interests of the Company and its shareholders by permitting the Board or the Compensation Committee, in its discretion, to issue common shares to full-time salaried employees of the Company as a bonus in recognition of services provided to the Company by such employee. The issue of common shares to such employee may be subject to such terms and conditions as are determined by the Board or the Compensation Committee. During 2003, no common shares were issued pursuant to the Share Bonus Plan.

SHARE LOAN PLAN

      The Share Loan Plan is intended to provide an additional incentive to motivate full time officers who will make important contributions to the success of the Company by assisting such persons to acquire shares of Campbell. The Compensation Committee may in its discretion make loans to full time officers of the Company. Such loans shall be subject to such terms and conditions including rates of interest, if any, as the

Compensation Committee may consider appropriate. During 2003, no loans were granted and no loans are outstanding under the Share Loan Plan.

DIRECTORS' STOCK OPTION PLAN

      In August 1993, the Board approved the Directors' stock option plan (the "Directors' Plan") and shareholders approved the Directors' Plan on May 18, 1994.

      The Directors' Plan is administered by the Board or by a Committee thereof (the "Administrator"). The exercise price of the options granted thereunder shall be at the average of the closing prices (or bid and ask where there was no trade) of the common shares of the Company on the Toronto Stock Exchange (the "TSX") on the five trading days prior to the date of grant (the "Market Price"). Options granted under the Directors' Plan are for a five-year term to be exercisable on terms and conditions as set out by the Administrator. In order that the Directors' Plan together with the Employee Incentive Plan comply with stock exchange rules, a provision was added to the Directors' Plan to provide that the maximum number of shares subject to option under the Directors' Plan together with the shares reserved for issuance under the Employee Incentive Plan shall not at any time exceed 10% of the issued and outstanding shares of the Company on a non-diluted basis or such higher number as exchange rules may permit. Under the Directors' Plan, an aggregate of 1,000,000 common shares are reserved for issuance and 74,000 common shares have been issued.

      At December 31, 2003, options to acquire an aggregate of 566,000 common shares were outstanding under the Directors' Plan. 74,000 options were exercised under the Directors' Plan, during 2003.

      On May 14, 2003, 50,000 options were granted to a new director under the Directors' Plan. The options are fully exercisable at $0.44 per share and have a five-year term expiring on May 14, 2008.

REMUNERATION OF DIRECTORS

      All directors of the Company receive an annual director's fee of $4,000 and an attendance fee of $600 per meeting attended in person and $300 per meeting attended by telephone and out-of-pocket expenses relating to attendance at a board or committee meeting. The Company paid aggregate remuneration of $51,900 to 8 incumbent and one former director in their capacities as such during the fiscal period ended December 31, 2003. Mr. Fortier does not receive director's fees.

      In 2003, the Company engaged the law firm McCarthy Tetrault LLP of which James C. McCartney, Q.C., a director and chairman of the Company, was a counsel during 2003 to provide legal advice to the Company. An aggregate of $45,870 was paid to McCarthy Tetrault LLP for legal services in 2003. The Company also engaged the law firm Lavery, de Billy, General Partnership of which Michel Blouin, a director and officer of the Company, is a senior partner, to provide legal advice to the Company. An aggregate of $18,194 was paid to Lavery, de Billy, General Partnership for legal services in 2003.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

      In 2003, the Company purchased directors' and officers' liability insurance with a liability limit of $10,000,000 for which the Company paid an annual premium of $195,000. The policy provides for a deductible, payable by the Company of $100,000 other than for claims brought in the United States in which case the deductible is $250,000.

EMPLOYMENT AGREEMENTS

      The Company has entered into employment agreements with its Named Executive Officers as described below.

      On August 6, 2002, the Company entered into an employment agreement with Andre Y. Fortier as President and Chief Executive Officer. The agreement stipulates among other things, a base salary and provides that in the event that Mr. Fortier's employment is terminated, he will be entitled to be paid up to thirty-six months' salary and benefits. In the event of a change of control, as defined, Mr. Fortier will be entitled to resign within six months thereof and be paid thirty-six months' salary and benefits. The agreement also provides that in the event of resignation or termination, options held by Mr. Fortier will immediately become fully exercisable. Such options will expire ninety days after resignation or termination.

      On August 6, 2002, the Company entered into an employment agreement with Lucie Brun as Executive Vice President and Chief Administrative Officer. The agreement stipulates among other things, a base salary and provides that in the event that Mrs. Brun's employment is terminated, she will be entitled to be paid up to twenty-four months' salary and benefits. In the event of a change of control, as defined, Mrs. Brun will be entitled to resign within six months thereof and be paid twenty-four months' salary and benefits. The agreement also provides that in the event of resignation or termination, options held by Mrs. Brun will immediately become fully exercisable. Such options will expire ninety days after resignation or termination.

      On August 6, 2002, the Company entered into an employment agreement with Claude Begin as Executive Vice President and Chief Operating Officer. The agreement stipulates among other things, a base salary and provides that in the event that Mr. Begin's employment is terminated, he will be entitled to be paid up to twenty-four months' salary and benefits. In the event of a change of control, as defined, Mr. Begin will be entitled to resign within six months thereof and be paid twenty-four months' salary and benefits. The agreement also provides that in the event of resignation or termination, options held by Mr. Begin will immediately become fully exercisable. Such options will expire ninety days after resignation or termination.

      On August 6, 2002, the Company entered into an employment agreement with Alain Blais as Vice President, Development & Geology. The agreement stipulates among other things, a base salary and provides that in the event that Mr. Blouin's employment is terminated, he will be entitled to be paid up to twenty-four months' salary and benefits. In the event of a change of control, as defined, Mr. Blais will be entitled to resign within six months thereof and be paid twenty-four months' salary and benefits. The agreement also provides that in the event of resignation or termination, options held by Mr. Blais will immediately become fully exercisable. Such options will expire ninety days after resignation or termination.

      On December 1, 1994, the Company entered into an employment agreement with Lorna D. MacGillivray as Vice President, Secretary and General Counsel. The agreement stipulates among other things, a base salary and provides that in the event that Mrs. MacGillivray's employment is terminated, she will be entitled to be paid up to twenty-four months' salary and benefits. In the event of a change of control, as defined, Mrs. MacGillivray will be entitled to resign within six months thereof and be paid twenty-four months' salary and benefits. The agreement also provides that in the event of resignation or termination, options held by Mrs. MacGillivray will immediately become fully exercisable. Such options will expire ninety days after resignation or termination. Mrs. MacGillivray resigned on December 31, 2003.

COMPENSATION COMMITTEE

      COMPOSITION OF THE COMPENSATION COMMITTEE

      The Compensation Committee of the Board considers and approves compensation, remuneration and incentive arrangements for directors, officers and senior employees of Campbell. The members of the Compensation Committee are James C. McCartney, Q.C., Louis Archambault and G.E. "Kurt" Pralle. Mr. McCartney is Chairman of the Company and he is also Chairman of the Compensation Committee. Mr. McCartney is counsel with the law firm McCarthy Tetrault LLP which provides legal advice to the Company. Neither Mr. Archambault nor Mr. Pralle is, nor was, at any time, an officer or employee of the Company or any of its subsidiaries. In 1994, the Committee established an executive compensation philosophy and policy to be followed in its future consideration of executive compensation and incentive arrangements. Mr. Archambault joined the Compensation Committee in October 2002.

      EXECUTIVE COMPENSATION PHILOSOPHY AND POLICY

      The Company's executive compensation policy is primarily based on a pay for performance philosophy. The main objective of the policy is the alignment of all financial reward systems with shareholder interests. The compensation structure must also reflect the Company's current financial position and the scope of its operations. As a consequence, a heavy emphasis is placed on the long-term business objectives of creating wealth, decreasing risk by expanding operations, and providing returns to the Company's shareholders.

      The particular elements of the executive compensation program for senior executives of the Company, designed to encourage, compensate and reward employees on the basis of individual and corporate performance, may be summarized as follows:

      BASE SALARY The program is designed to attract and retain executive officers by delivering a competitive rate of base pay. Market competitive rates will be determined by comparison with average compensation levels of comparable mining companies. It is believed that the average pay of these companies is a reasonable reference point from which to target and manage base pay, while recognizing the need for executive level experience and skills in the current phase which will further the Company's achievement of its growth objectives.

      ANNUAL INCENTIVE COMPENSATION The Company currently does not offer a short-term variable pay or incentive plan but may in future implement an annual incentive plan. Campbell's Employee Incentive Plan has a Share Bonus Plan component, which may be used to provide annual incentive compensation. The use of this plan can combine both short and longer term incentives and, through increased share holding, would also align the interests of executive officers with those of Campbell's shareholders. Grants of annual bonuses would be based on the employee's contribution towards Campbell's success in meeting its goals.

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

      REPORT ON EXECUTIVE COMPENSATION

      On August 6, 2002 the Compensation Committee completed its annual review of the compensation of its President and Chief Executive Officer and other executive officers. The Committee received a report of an independent consulting firm regarding its compensation arrangements and those of its peer group companies and met with representatives of that firm in the absence of management. The Committee also considered recommendations made by the President and Chief Executive Officer and compared those recommendations with the compensation arrangements of its peer group companies. Based on that review and reflecting the resumption of mining operations in April 2002, the Committee approved modest increases in cash compensation for the President and Chief Executive officer and other senior executives. No annual incentive awards were given in 2003.

SHAREHOLDER RETURN PERFORMANCE GRAPH

      The chart below compares the yearly percentage change in the cumulative total shareholder return on the common shares against the cumulative total shareholder return of S&P/TSX Composite Index for the five fiscal year periods commencing December 31, 1998 and ending December 31, 2003.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN

                              [PERFORMANCE GRAPH]

                           Dec. 31, 1998  Dec. 31, 1999  Dec. 31, 2000(2)  Dec. 31, 2001  Dec. 31, 2002  Dec. 31, 2003
----------------------------------------------------------------------------------------------------------------------
Campbell                     $100(1)          $ 64           $ 10            $  9           $ 14            $ 26
----------------------------------------------------------------------------------------------------------------------
S&P/TSX Composite Index      $100(1)          $130           $138            $119           $102            $127
----------------------------------------------------------------------------------------------------------------------

Notes:

(1) $100 invested on 12/31/98 in stock or index - including reinvestment of dividends.

(2) On May 19, 2000, the share capital of the Company was consolidated on the basis of 10 common shares of the Company for 1 new common share.

CORPORATE GOVERNANCE

      The following sets forth the corporate governance policy of the Company. In developing the foregoing policy, the Board has taken into account its statutory duty under the CBCA, being the duty to supervise the management of the business and affairs of the Company and in discharging such duties, to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A formal corporate governance policy (the "Governance Policy") was prepared by the Corporate Governance Committee and tabled and approved by the Board on November 6, 2002.

      The following sets forth the Company's approach to corporate governance in accordance with the requirement that corporations listed on the TSX disclose on an annual basis their corporate governance practices and provide an explanation where those practices differ from the guidelines set out in the TSX Company Manual.

                                                 DOES THE
                                                 COMPANY                    DESCRIPTION OF THE
      TSX CORPORATE GOVERNANCE GUIDELINES        COMPLY?                     COMPANY PRACTICE
-----------------------------------------------------------------------------------------------------------
1.   Board should explicitly assume
     responsibility for stewardship of the
     Company, and specifically for:

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

                                                               The development of the strategic planning
                                                               process is the responsibility of senior
                                                               management. Management's strategic plan is
                                                               reviewed annually when the annual financial
                                                               forecast is presented.

(b)  Identification of principal risks of the    Yes           The Board, on an ongoing basis, considers
     Company's business and implementation of                  the principal risks of the Company's
     appropriate risk-managementsystems;                       business and receives reports of
                                                               management's assessment and management of
                                                               those risks.

                                                               The duty of monitoring the technical affairs
                                                               of the Company falls to the President and
                                                               Chief Executive Officer assisted by the
                                                               Executive Vice President and Chief Operating
                                                               Officer and the Vice President, Development
                                                               and Geology who both regularly attend and
                                                               make presentations at Board meetings.

                                                               In 1990, the Board adopted an Environmental
                                                               Policy, as recommended by the Mining
                                                               Association of Canada. In June 2001, an
                                                               Environmental Committee was established. The
                                                               President and

                                                 DOES THE
                                                 COMPANY                    DESCRIPTION OF THE
      TSX CORPORATE GOVERNANCE GUIDELINES        COMPLY?                     COMPANY PRACTICE
-----------------------------------------------------------------------------------------------------------
                                                               Chief Executive Officer reports to the Board
                                                               on a quarterly basis which enables the Board
                                                               to monitor the effectiveness of compliance
                                                               with environmental policy.

(c)  Succession planning and monitoring senior   Yes           It is the mandate of the Compensation
     management;                                               Committee to review organizational design,
                                                               succession planning and senior management's
                                                               performance and make recommendations to the
                                                               full Board with respect thereto.

                                                               The performance of the management team is
                                                               also reviewed annually by the Compensation
                                                               Committee in the context of the Company's
                                                               success in meeting its objectives that are
                                                               established as part of the review of the
                                                               annual financial forecast. This Committee is
                                                               comprised solely of non-management members
                                                               being the Chairman and two independent
                                                               directors. The philosophy of the
                                                               Compensation Committee is stated in this
                                                               Annual Report under "Compensation
                                                               Committee". In addition, the Compensation
                                                               Committee periodically reviews the
                                                               compensation paid to members of the Board
                                                               and makes recommendations to the Board on
                                                               compensation of directors.

(d)  Communications policy; and                  Yes           The Board has delegated responsibility for
                                                               communication with the public and the
                                                               Company's shareholders to its President and
                                                               Chief Executive Officer. Procedures are in
                                                               place to ensure timely dissemination of
                                                               information about the Company. Any
                                                               significant shareholder concerns which may
                                                               be communicated to the above persons are
                                                               communicated to the Board at its regularly
                                                               scheduled quarterly meetings.

(e)  Integrity of internal control and           Yes           The Board directly, and through its Audit
     management systems.                                       Committee, assesses the integrity of, and
                                                               confirms compliance with, the Company's
                                                               internal control systems, financial policies
                                                               and management information systems. The
                                                               Board has adopted a formal Charter that
                                                               details the mandate of the Audit Committee.
                                                               The responsibility of monitoring the
                                                               effectiveness of the Company's internal
                                                               financial information system has been
                                                               delegated to the Executive Vice President
                                                               and Chief Administrative Officer who reports
                                                               to the Board and Audit Committee on a
                                                               quarterly basis. The Audit Committee meets
                                                               each quarter and reviews and

                                                 DOES THE
                                                 COMPANY                    DESCRIPTION OF THE
      TSX CORPORATE GOVERNANCE GUIDELINES        COMPLY?                     COMPANY PRACTICE
-----------------------------------------------------------------------------------------------------------
                                                               approves the financial statements and
                                                               Management's Discussion and Analysis
                                                               contained in the Quarterly Reports to
                                                               shareholders prior to filing. In addition,
                                                               the Audit Committee meets with the auditors
                                                               of Campbell to review the audit plan and
                                                               again to review the year-end financial
                                                               statements. For a portion of those meetings,
                                                               the Audit Committee meets with the auditors
                                                               in the absence of management.

2.   Majority of directors should be             Yes           The Governance Policy states that the Board
     "unrelated".                                              believes "unrelated", that at least
                                                               two-thirds of the Directors whose
                                                               independence, in the view of the Corporate
                                                               Governance Committee, is not affected by any
                                                               business or other relationship which could
                                                               or might be perceived to interfere with the
                                                               Director's ability to act with a view to the
                                                               best interests of the Company.

                                                               The Board is currently comprised of eight
                                                               persons including six directors who are not
                                                               executive officers or employees of Campbell
                                                               and are unrelated to management. The
                                                               President and Chief Executive Officer and
                                                               the Secretary are the remaining members of
                                                               the Board. As recommended by the Report, the
                                                               positions of Chairman of the Board and Chief
                                                               Executive Officer are separate. Accordingly,
                                                               a majority of the Board is unrelated to
                                                               management and is in a position to review
                                                               and evaluate management's activities and to
                                                               act independently of management.

3.   Disclose for each director whether he       Yes           Mr. McCartney serves as non-executive
     or she is related, and how that conclusion                Chairman. None of the other directors or
     was reached.                                              their associates is an employee or executive
                                                               officer of the Company, nor do any of them
                                                               have material contracts with the Company, or
                                                               receive remuneration in excess of stated
                                                               director's fees. Fees paid to Lavery, de
                                                               Billy, General Partnership of which Mr.
                                                               Blouin is a partner and McCarthy Tetrault
                                                               LLP of which Mr. McCartney was a counsel in
                                                               2003 are described under "Remuneration of
                                                               Directors".

                                                 DOES THE
                                                 COMPANY                    DESCRIPTION OF THE
      TSX CORPORATE GOVERNANCE GUIDELINES        COMPLY?                     COMPANY PRACTICE
-----------------------------------------------------------------------------------------------------------
4.   Appoint a committee composed exclusively    Yes           The Corporate Governance Committee has been
     of non-management directors, the majority                 given the mandate to, among other things,
     of whom are unrelated, with the                           recommend candidates for the Board and
     responsibility of proposing new board                     annually review credentials of nominees. All
     nominees and assessing directors.                         the members of the Corporate Governance
                                                               Committee are unrelated directors.

5.   Implement a process for assessing the       Yes           The Corporate Governance mandate Committee
     effectiveness of the board, its committees                has been given the to review annually, the
     and individual directors.                                 effectiveness and relationship between the
                                                               members of the board and management. The
                                                               Governance Policy provides for specific
                                                               steps to be taken to assist in this process.

6.   Provide orientation and education           Yes           The Corporate Governance Committee reviews
     programs for new directors.                               orientation and education as an ongoing
                                                               matter. There are ongoing informal
                                                               discussions between management and members
                                                               of the Board as well as more formal
                                                               presentations by management throughout the
                                                               year in addition to regularly scheduled site
                                                               visits to the Company's operations.

7.   Examine the size and composition of the     Yes           The Company is in a growth stage and
     Board and undertake, where appropriate, a                 accordingly, a variety of technical, legal
     program to establish a Board composed of                  and financial experience at the Board level
     members who facilitate effective                          is important. The Corporate Governance
     decision-making.                                          Committee considers the size of the board
                                                               given the business of the Company, with a
                                                               view to the impact of size upon the Board's
                                                               effectiveness. In March 2003, the Corporate
                                                               Governance Committee determined that the
                                                               size of the Board is appropriate and the
                                                               required expertise is present. The
                                                               Governance Policy provides that the Board,
                                                               led by the Corporate Governance Committee,
                                                               reviews the composition of the Board
                                                               annually. If it is determined that
                                                               additional expertise is required on the
                                                               Board, a number of candidates are considered
                                                               and the Board meets with a proposed nominee.
                                                               The decision to nominate or appoint an
                                                               additional director is taken by the Board as
                                                               a whole.

8.   Review compensation of directors in         Yes           The Compensation Committee periodically
     light of risks and responsibilities.                      reviews the adequacy and form of
                                                               compensation of directors and makes
                                                               recommendations to the full Board in respect
                                                               thereof.

9.   Committees should generally be composed     Yes           Each of the Company's Audit, Compensation,
     of non-management directors and a                         Corporate Governance and Environment
     majority of committee members should be                   Committees is comprised of non-management
     unrelated.                                                directors. The Board has determined that due
                                                               to the

                                                 DOES THE
                                                 COMPANY                    DESCRIPTION OF THE
      TSX CORPORATE GOVERNANCE GUIDELINES        COMPLY?                     COMPANY PRACTICE
-----------------------------------------------------------------------------------------------------------
                                                               technical nature of the Company's business,
                                                               its Executive Committee would be more
                                                               effective by having the President and Chief
                                                               Executive Officer on that Committee. Unless
                                                               specifically directed by the Board, the
                                                               Executive Committee may not approve capital
                                                               expenditures or dispositions or borrowing
                                                               other than in the ordinary course of
                                                               carrying out the Company's business, in
                                                               excess of $1,000,000. In practice, the
                                                               Executive Committee does not give final
                                                               approval to transactions but rather makes
                                                               its recommendations to the full Board.

10.  Assume responsibility or appoint a          Yes           A Corporate Governance Committee was formed
     separate committee responsible for                        in May the 2002. The Corporate Governance
     approach to corporate governance                          Committee has been delegated this
     issues.                                                   responsibility by the Board. The Corporate
                                                               Governance Committee considers the general
                                                               policies in connection with corporate
                                                               governance, monitors the implementation and
                                                               administration of policies and guidelines
                                                               and then reports and makes recommendations
                                                               to the full Board. The Governance Policy was
                                                               prepared by the Committee and tabled and
                                                               approved by the full Board on November 6,
                                                               2002. In March 2004, the Corporate
                                                               Governance Committee completed its annual
                                                               review of the Governance Policy and
                                                               recommended to the Company to continue to
                                                               bring its Governance Policy in line with the
                                                               requirements of the Sarbanes-Oxley Act of
                                                               2002, the new continuous disclosure
                                                               obligations adopted by the Canadian
                                                               Securities Administrators and the rules of
                                                               the exchange on which the securities of the
                                                               Company are listed, being the Toronto Stock
                                                               Exchange.

11.  Define limits to management's
     responsibilities by developing mandates
     for:

(a)  The Board                                   Yes           The Board is empowered by the Company's
                                                               incorporating documents and by-laws to
                                                               supervise the management of the affairs and
                                                               business of the Company. The Board is not
                                                               involved in the day-to-day activities of the
                                                               Company. The Board performs its functions
                                                               through quarterly and special meetings and
                                                               has delegated certain of its
                                                               responsibilities to those committees
                                                               described in this Annual Report.

(b)  The Chief Executive Officer                 Yes           The Board has authorized the Chief Executive
                                                               Officer to supervise the business and
                                                               affairs of the

                                                 DOES THE
                                                 COMPANY                    DESCRIPTION OF THE
      TSX CORPORATE GOVERNANCE GUIDELINES        COMPLY?                     COMPANY PRACTICE
-----------------------------------------------------------------------------------------------------------
                                                               Company and to develop a strategic plan for
                                                               the approval by the Board.

12.  Establish procedures to enable the          Yes           The Board is of the view that it can
     Board function independently of                           function to independently of management. The
     management.                                               Board meets independently when required.
                                                               Time is reserved during each scheduled Board
                                                               meeting for a private discussion without
                                                               management.

13.  (a) Establish an Audit Committee            Yes           The mandate of the Audit Committee is as
     with a specifically defined mandate.                      described above and as set out in the Audit
                                                               Committee Charter.

     (b) All members of the Audit Committee      Yes           The Audit Committee is comprised exclusively
     should be non-management directors.                       of non-management directors.

14.  Implement a system to enable individual     Yes           Individual directors, with the knowledge of
     directors to engage outside advisors, at                  the Chairman, can engage outside advisors.
     the Company's expense.                                    Pursuant to its charter, the Audit Committee
                                                               may, with the prior approval of the Board,
                                                               investigate any matter or activity involving
                                                               financial accounting and financial
                                                               reporting, as well as internal controls of
                                                               the Company and in that regard the Audit
                                                               Committee has the authority to approve the
                                                               retention of external professionals to
                                                               render advice and counsel in such matters.

EMPLOYEES

      At March 31, 2003, the Company had 274 employees compared to 273 at December 31, 2002, all of whom were in Canada. At the Joe Mann Mine, approximately 167 employees were employed as of December 31, 2003, compared to 182 persons as of December 31, 2002. Of the 167 employees, 125 mine workers were covered by a collective bargaining agreement with Le Syndicat des Travailleurs-euses de la Mine Meston (CSN), 20 mill workers were covered by a collective bargaining agreement with Les Metallurgistes Unis d'Amerique (the United Steelworkers of America) and 2 nurses were covered by a collective bargaining agreement with La Federation des Infirmiers et Infirmieres du Quebec
(FIIQ). As at December 31, 2003, MSV had approximately 81 full time employees at the Copper Rand Mine compared to 85 at December 31, 2002 and 332 at the end of 1996 prior to the suspension of operations, as previously described. At the Copper Rand Mine, 62 employees were covered by a collective bargaining agreement with the United Steelworkers of America. The collective agreement has been renewed for three years in 2002.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

      As of May 19, 2004, the Company had 97,840,526 common shares outstanding. Each common share entitles its holder to one vote.

      To the knowledge of the Company, as of May 19, 2004, no person beneficially owned or exercised control or direction over more than 10% of the common shares of the Company except as described below. Investissement Quebec is the beneficial owner of 10,458,591 common shares (10.7%), as at May 19, 2004.

      There are no related party transactions.

ITEM 8. FINANCIAL INFORMATION

FINANCIAL STATEMENTS

      The Company's consolidated financial statements are set out under Item 17.

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

      Professional advice received indicating the basis for these assessments to be weak and accordingly appealed the assessments on March 5, 1997 before the Local Tax Legal Administration for Revenues in Nogales, Sonora. On May 26, 1997, Sotula was advised that it was successful in its appeal and that Mexican pesos 9,200,000 was not payable. While the local tax authority was requested by the federal tax authorities to issue a re-assessment which must take into account the basis of the appeal, on May 6, 1998, the tax authorities issued a tax assessment identical to that issued in 1996 except that the amounts claimed have increased to Mexican pesos 18,000,000 as a result of inflation and additional interest. Sotula was advised by its Mexican counsel that this assessment is improper as it completely ignores the earlier ruling. Accordingly, Sotula filed a new appeal before the federal tax court to nullify the assessment. On October 11, 2001, Sotula received notice that it was successful in its appeal against the assessments; however, this decision was appealed once more by the Mexican tax authorities.

      On January 31, 2002, Queenstake Resources Ltd, ("Queenstake") purchased all of the shares of Sotula. Pursuant to the purchase and sale agreement, Campbell received a US $1 million promissory note from Queenstake. This promissory note maturing on the third anniversary of the date of issuance. Such note is subject to adjustment as follows. To the extent that the actual liability, incurred by Queenstake with respect to outstanding litigation commenced in 1996, between Sotula and the Mexican tax authorities (the "tax case") and reclamation costs of properties owned by Sotula (the "reclamation"), does not exceed US$2,000,000, there shall be no reduction. To the extent that the actual combined liability incurred by Queenstake with respect to the tax case and the reclamation exceeds US$2,000,000 but does not exceed US$2,400,000, the amount of the promissory note issued shall be reduced by 100% of the amount of the liability in excess of US$2,000,000. To the extent that the actual combined liability incurred by Queenstake with respect to the tax case and the reclamation exceeds US$2,400,000 but does not exceed US$2,750,000, the amount of the promissory note issued shall be reduced by 100% of the first US$400,000 in excess of US$2,000,000 and 80% of any excess over US$2,400,000. To the extent that the actual combined liability incurred by Queenstake with respect to the tax case and the reclamation exceeds US$2,750,000, the amount of the promissory note issued shall be reduced by 100% of the first US$400,000 in excess of US$2,000,000 and

80% of the excess over US$2,400,000 up to US$2,750,000 and by 70% of the excess of US$2,750,000 up to a maximum of US$3,207,000. In December 2003, Queenstake paid immediately US$850,000 as a final payment of the US$1 million promissory note.

      In January 2004, the Oujibougoumou Cree initiated legal proceedings against the Company, claiming that the poor condition of lakes in the region of Chibougamau, Quebec was due to mining activities in the area. The Public Health Department, the ministere de l'Environnement (Quebec) and the Quebec Fish and Wildlife Association began to study the issue. As a temporary measure, the Company and the plaintiffs jointly agreed to request that proceedings be suspended for one year. It is not possible to determine either the outcome of the proceedings or the financial consequences for the Company.

DIVIDEND RECORD AND POLICY

      The Company has not paid a dividend on its common shares since 1984. The Company's present policy is to retain any earnings to finance future growth. Dividends on the common shares paid to non-residents of Canada will generally be subject to withholding tax under the Income Tax Act (Canada) at the rate of 25%. Such rate may be subject to reduction under the provisions of a tax treaty between Canada and the country in which the recipient is resident. The Canada-U.S. Income Tax Convention (1980) provides for a general reduction in the rate of withholding tax to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to a resident of the United States, and also provides for a further reduction to 5% where the beneficial owner of the dividend is a corporation, resident in the United States, which owns at least 10% of the voting shares of the corporation paying the dividend.

SIGNIFICANT CHANGES

      There have been no significant changes since the date of the annual financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

      The Company's common shares are listed and traded in Canada on the Toronto Stock Exchange under the symbol "CCH". In addition, the common shares are traded in the United States on the OTC-BB under the symbol "CBLRF". Until November 23, 2001, the common shares were listed and traded in the United States on the New York Stock Exchange. The following table sets forth the price ranges and volume of common shares during the periods indicated on the Toronto Stock Exchange and on the OTC-BB/New York Stock Exchange.

TORONTO STOCK EXCHANGE

       PERIOD             HIGH     LOW          VOLUME
       ------             ----     ---          ------
MONTH ENDED
To May 18, 2004           0.69     0.56         811,900
April 2004                0.81     0.69       1,784,900
March 2004                0.85     0.74       2,497,600
February 2004             0.98     0.73       1,711,600
January 2004              0.98     0.72       2,934,900
December 2003             1.09     0.86       2,139,200
November 2003             1.11     0.81       3,166,900

       PERIOD             HIGH     LOW          VOLUME
       ------             ----     ---          ------
QUARTER ENDED
December 31, 2003         1.11     0.65       8,569,100
September 30, 2003        0.89     0.35       9,407,200
June 30, 2003             0.48     0.33       2,360,500
March 31, 2003            0.67     0.41       2,693,900
December 31, 2002         0.55     0.29       3,309,400
September 30, 2002        0.79     0.50       1,153,300
June 30, 2002             0.91     0.55       6,185,000
March 31, 2002            0.75     0.31       1,613,200

       PERIOD             HIGH     LOW          VOLUME
       ------             ----     ---          ------
FISCAL YEAR ENDED
December 2003             1.11     0.33      23,030,700
December 2002             0.91     0.29      12,260,900
December 2001             1.05     0.26       3,672,790
December 2000             4.50     0.35       1,121,093
December 1999             5.30     2.20       1,071,460

-------------

Note:

(1) All prices and volumes have been adjusted to reflect the one for ten consolidation in May 2000. Prices are in Canadian dollars.

OTC-BB

       PERIOD             HIGH     LOW          VOLUME
       ------             ----     ---          ------
MONTH ENDED
To May 18, 2004           0.52     0.41         469,582
April 2004                0.63     0.49         826,166
March 2004                0.66     0.56         426,758
February 2004             0.75     0.55         682,706
January 2004              0.78     0.55       1,544,022
December 2003             0.84     0.67       1,818,848
November 2003             0.84     0.61       1,806,140

       PERIOD             HIGH     LOW          VOLUME
       ------             ----     ---          ------
QUARTER ENDED
December 31, 2003         0.84     0.49       5,143,088
September 30, 2003        0.62     0.26       3,054,800
June 30, 2003             0.49     0.20       1,558,900
March 31, 2003            0.43     0.26       1,452,800
December 31, 2002         0.38     0.18       1,992,283
September 30, 2002        0.51     0.30       1,223,664
June 30, 2002             0.64     0.36       5,008,023
March 31, 2002            0.47     0.18       1,115,033

       PERIOD             HIGH     LOW          VOLUME
       ------             ----     ---          ------
FISCAL YEAR ENDED
December 2003             0.84     0.20      11,209,588
December 2002             0.45     0.29       9,339,003
December 2001             0.69     0.13       6,322,000
December 2000             3.13     0.19       7,779,420
December 1999             3.80     1.60       1,627,616

-------------

Notes:

(1) Traded on the New York Stock Exchange until November 23, 2001 and commenced trading on the OTC-BB on November 29, 2001.

(2) All prices and volumes have been adjusted to reflect the one for ten consolidation in May 2000. Prices are in U.S. dollars.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF INCORPORATION

      Campbell was incorporated in June 1950 under the laws of British Columbia. On September 8, 1982, Campbell was continued under the CBCA and on June 8, 1983, in connection with an amalgamation of three other companies, the name of Campbell was changed from GM Resources Limited to Campbell Resources Inc. On August 9, 1999, Campbell filed Restated Articles of Incorporation. These restated Articles were filed as Exhibit 4(a) to the Company's Registration Statement on Form S-8 (Registration No. 333-93063), which is hereby incorporated by reference.

      Pursuant to the CBCA, the Company's Articles as amended include its corporate name, the place in Canada where its registered office is located, its minimum and maximum number of directors and the authorized share capital of the Company consisting of an unlimited number of common shares and an unlimited number of preferred shares. There are only common shares outstanding. There are no restrictions on the business that the Company may carry on. The Company's general by law, By-Law No. 1, as amended and as in effect on the date hereof, was filed as Exhibit 3.12 to the Company's Annual Report on Form 10K for the year ended December 31, 1987, which is hereby incorporated by reference.

      By Articles of Amendment dated May 19, 2000 and filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated May 19, 2000, which is hereby incorporated by reference, the common shares of the Company were consolidated (reverse split) on the basis of one post consolidation common share for every ten pre-consolidation common shares. By Articles of Arrangement effective June 30, 2001, the Company completed its merger with GeoNova. These Articles of Arrangement were filed as Exhibit 3.3 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001, which is hereby incorporated by reference.

ELECTION AND QUALIFICATIONS OF DIRECTORS

      The directors of the Company stand for election at the annual meeting of shareholders and there are no staggered terms. There is no cumulative voting for directors of the Company. There is no provision in the Articles or By-laws that imposes a requirement for retirement or non-retirement of directors.

      There is no provision in the Company's Articles or By-laws that a director be required to hold a share in the capital of the Company as a qualification for his office, but he must be qualified to become or act as a director as required by the CBCA. The CBCA provides that no person is qualified to act as a director if that person is less than 18 years of age; is a person who has been found to be a person of unsound mind by a court in Canada; a person who is not an individual; or is a person who has the status of bankrupt.

      The CBCA provides that a director of a Company may be removed if the shareholders by ordinary resolution at a special meeting vote to remove a director or directors from office.

MEETINGS

      The CBCA provides that the Company must hold an annual meeting of its shareholders not later than 15 months after holding the last preceding annual meeting but no later than 6 months after the end of the Company's preceding financial year. The Company must give notice of any meeting to its shareholders entitled to receive notice not more than 60 days prior to and not less than 21 days before the date of meeting. The CBCA requires the directors of a company to provide with the notice of a general meeting a form of proxy for use by every member entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matters to be dealt with and the conduct of the meeting.

      Under the CBCA, the directors of the Company may call a meeting of shareholders and one or more shareholders holding not less than 5% of the issued voting shares of the Company may give notice to the directors requiring them to call and hold a meeting.

LIMITATIONS ON OWNERSHIP OF SECURITIES

      Except as described below under "Exchange Controls", there are no limitations on the right to own securities imposed by foreign law to the Company's knowledge or by the Articles of the Company.

CHANGE IN CONTROL OF COMPANY

      There are no provisions in the Company's Articles or By-laws that would have the effect of delaying, deferring, or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring of the Company or its subsidiaries.

MATERIAL CONTRACTS

      Royalty Agreement between Meston Resources and Repadre Capital Corporation dated April 23, 1993 as amended June 30, 2001, as described under Item 4 - "Information on the Company".

      Merger Agreement dated May 7, 2001 between the Campbell, MSV and GeoNova pursuant to which MSV and GeoNova became wholly-owned subsidiaries of the Company, as described under Item 4 - "Information on the Company".

Option agreement dated June 8, 2003 between Campbell and Wolfden as described under Item 4 - "Information on the Company".

EXCHANGE CONTROLS

      Other than as provided in the Investment Canada Act (Canada) (the "Investment Act"), there are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends to non-resident holders of the Company's securities. However, any such remittances of dividends paid to United States residents are subject to withholding tax at a rate equal to a maximum of 15% of the amount paid (see Item 10 - "Taxation").

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

DOCUMENTS ON DISPLAY

      Any shareholder may inspect any of the documents or Exhibits referred to in this Annual Report or any other disclosure by making a request to the Company in writing.

SUBSIDIARY INFORMATION

      Information relating to the Company's subsidiaries is contained in Item 4
- Information on the Company particularly under "Organizational Structure" and in Item 19 under "Exhibit 8.1".

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      See the notes to the consolidated financial statements in Item 17 and "Management's Discussion and Analysis" in Item 5 for additional information.

GOLD RISK DISCLOSURES

      The results of the Company's operations are affected significantly by the market price of gold. See disclosure in Notes 10(c), 13, 16(a) and 19(c). Gold prices are influenced by numerous factors over which the Company has no control, including expectations with respect to the rate of inflation, the relative strength of the United States dollar and certain other currencies, interest rates, global or regional political or economic crises, demand for jewellery and certain industrial products, and sales by central banks, other holders of gold and gold producers.

      To reduce the impact of negative changes in the gold price the Company may attempt to fix the future price at which the Company's gold production is sold through the use of fixed forward sale contracts, spot deferred gold sale contracts or through the use of various derivative instruments such as puts and calls.

      The Company's last forward gold sales contracts expired on December 31, 2001 and the $0.8 million of cash, deposited to secure potential obligations in respect of these contracts, was released.

FOREIGN CURRENCY RISK DISCLOSURES

      The Company's reporting currency is Canadian dollars. The sales price of gold (represents approximately 95% of total metal sales) and copper (represents approximately 5% of total metal sales) is denominated in United States dollars. The Company's Joe Mann Mine is in Canada and its future profitability is impacted by fluctuations in the United States dollar relative to the Canadian dollar. To reduce the impact of the fluctuations in the relative exchange rates on the Company's operations the Company may enter into fixed forward contracts to sell United States dollars and buy Canadian dollars. At December 31, 2003 the Company had no forward contracts to sell United States dollars. (See under heading "Currency And Metric Equivalents")

OTHER FINANCIAL INSTRUMENT RISK DISCLOSURES

      At December 31, 2003, the Company had US$2,251,000 of 7.5% convertible debentures outstanding that mature in 2004. As the Company's financial statements are recorded in Canadian dollars the amount of the liability recorded for the convertible debentures on the balance sheet will fluctuate with changes in the United States to Canadian dollar exchange rates.

COMPETITION

      The Company competes with other mining companies in connection with the acquisition of mining claims and leases on gold and other precious metals prospects and in connection with the recruitment and retention of qualified employees.

      Since there is a world market for gold, the Company believes that no single company has sufficient market power to materially affect the price or supply of gold in the world market.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES - NOT APPLICABLE

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES - NONE

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS - NONE

ITEM 15. CONTROLS AND PROCEDURES

      The Company's Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of disclosure controls and procedures pursuant to Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this Annual Report (the "Evaluation Date"). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this Annual Report has been made known to them in a timely fashion. There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation.

ITEM 16. RESERVED

ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT

      Messrs. Blouin, Clow, Guay and Pralle, all of whom are non-management and unrelated directors with the exception of Mr. Blouin, currently comprise the Audit Committee. Mr. Pralle is Chairman of the Audit Committee. Messrs. Blouin, Clow, Guay and Pralle satisfy the current requirements of the TSX, relating to the independence and the qualification of the members of the Audit Committee.

      Nicolas Guay, who is a qualified Chartered Accountant, is the owner of ProTechnique Quebec inc., a company doing business in the field of electronics. Until 2002, he was Chairman of Aeroport de Quebec. From July 1999 to June 2001, he was director of GeoNova.

      The Board of Directors of Campbell has determined that Mr. Guay qualifies as an "audit committee financial expert".

ITEM 16 B. CODE OF ETHICS

      As part of its stewardship responsibilities, the Board of Directors has approved formal "Standards of Ethical Conduct" that govern the behaviour of the directors, officers and employees of the Company. The Board monitors compliance with these standards and is responsible for the granting of any waivers from these standards to directors or officers. Disclosure will be made by the Company of any waiver from these standards granted to the directors or officers of the Company in the quarterly report of the Company that immediately follows the grant of such waiver. No waiver has been granted to date. A copy of the "Standards of Ethical Conduct" is filed as Exhibit 11.1 to this Annual Report on Form 20-F.

ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a) AUDIT FEES

      The aggregate fees billed for professional services rendered by Samson Belair / Deloitte & Touche s.e.n.c.r.l., the principal accountant for the Company, for the audit of the Company's annual financial statements and services normally provided by such accountants in connection with the Company's statutory and regulatory filings for the Company's fiscal year ended December 31, 2003, were $118,893 (2002 - $139,000).

(b) AUDIT-RELATED FEES

      The aggregate fees billed for assurance and related services by Samson Belair / Deloitte & Touche s.e.n.c.r.l. that are reasonably related to the performance of the audit or review of the Company's financial statements were $9,750 for the Company's fiscal year ended December 31, 2003 (2002 - Nil).

(c) TAX FEES

      The aggregate fees billed for products and services rendered by Samson Belair / Deloitte & Touche s.e.n.c.r.l. for tax compliance, tax advice and tax planning for the Company's fiscal ended December 31, 2003 were $12,000 (2002 - $22,544 for tax compliance for the 2002 fiscal year). Such services included special tax service rendered in connection with a notice of assessment issued by the fiscal authorities.

(d) ALL OTHER FEES

      There were no additional fees billed for professional services rendered by Samson Belair / Deloitte & Touche s.e.n.c.r.l. other than the fees reported in this Item 16C above for the Company's fiscal year ended December 31, 2003 (2002-Nil).

(e) AUDIT COMMITTEE'S PRE-APPROVAL POLICIES

      The Audit Committee approves the engagement terms for all audit and non-audit services to be provided by the Company's accountants before such services are provided to the Company or any of its subsidiaries.

      The Audit Committee approved one hundred percent (100%) of the services provided to the Company and its subsidiaries described in Items 16C (b) through
(d) above.

(f) AUDITORS USE OF NON-PERMANENT EMPLOYEES

      None of the hours expended by Samson Belair / Deloitte & Touche s.e.n.c.r.l. on its engagement to audit the Company's financial statements for the fiscal year ended December 31, 2003, were performed by persons other than fulltime permanent employees of Samson Belair / Deloitte & Touche s.e.n.c.r.l.

ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES - NONE

ITEM 16 E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
           PURCHASERS - NONE

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

      The Company has elected to comply with the financial statement requirement of this Item rather than Item 18. The financial statements filed as part of this Annual Report are listed in "Item 19 -Exhibits".

      These financial statements were prepared in accordance with generally accepted accounting principles in Canada and are expressed in Canadian dollars. Such financial statements have been reconciled to US generally accepted accounting principles in Note 19. For a history of the exchange rates which were in effect for Canadian dollars against U.S. dollars, see "Currency and Metric Equivalents".

FIVE-YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

                                                  (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)
                                                    2003          2002           2001            2000           1999
------------------------------------------------------------------------------------------------------------------------
                                                      $             $              $               $              $
                                                               (Restated)     (Restated)      (Restated)      (Restated)
OPERATING RESULTS (in thousands)
Metal Sales                                         22,307        14,711              -          15,682         22,465
Loss from operations                                 6,368         7,023          5,305          44,675            N/A
Net Loss                                             3,940         5,361          4,566          42,025         11,916
Cash flow used in operations                         4,380         4,994            787          13,800         10,277
Capital expenditures                                 4,193         4,256          1,789           7,196          3,526
----------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION (in thousands)
Cash and short-term deposits                         4,752         3,432          2,761           4,548         18,219
Money market instruments                                 -             -              -               -          7,958
Total assets                                       159,773       133,866        112,333          77,960        113,530
Long-term debt                                      59,589        56,468         55,974          52,224         51,809
Capital Stock                                       55,429        30,013         24,620         125,355        125,339
Shareholders' equity                                45,803        24,284         24,250          13,468         75,673
----------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net loss per share                                    0.07          0.13           0.19            2.66           0.81
Book value per share                                  0.53          0.50           0.68            0.85           4.82
----------------------------------------------------------------------------------------------------------------------
OPERATIONS STATISTICS
Gold production - ounces                            42,700        32,500              -          38,400         53,700
Gold revenue per ounce -US dollars                     369           321              -             279            276
Cash cost per ounce - US dollars                       375           361              -             463            292
----------------------------------------------------------------------------------------------------------------------
SHARE OUTSTANDING (in thousands)
At year end                                         86,762        44,478         32,562          15,784         15,715
Weighted average during year                        55,251        40,230         23,720          15,733         15,695
----------------------------------------------------------------------------------------------------------------------

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                 (expressed in thousands of Canadian dollars except per share amounts)
YEAR ENDED DECEMBER 31, 2003                       1st Quarter       2nd Quarter       3rd Quarter       4th Quarter
----------------------------------------------------------------------------------------------------------------------
                                                        $                 $                 $                 $
                                                   (RESTATED)       (RESTATED)       (RESTATED)
Metal sales                                           4,628             6,331             6,159             5,189
Loss from operations                                 (2,319)           (2,647)             (103)           (1,299)
Net earning (loss)                                   (2,041)           (2,357)              540               (82)
Net earning (loss) per share                          (0.04)            (0.04)             0.01              0.00

YEAR ENDED DECEMBER 31, 2002

                                                        $                 $                 $                 $
                                                    (RESTATED)      (RESTATED)        (RESTATED)       (RESTATED)
Metal sales                                               -             3,716             3,620             7,355
Net earning (loss) from operations                     (699)           (1,644)           (2,846)           (1,864)
Net earning (loss)                                     (747)             (606)           (2,957)           (1,051)
Net earning (loss) per share                          (0.02)            (0.02)            (0.07)            (0.02)

                      Consolidated financial statements of
                            CAMPBELL RESOURCES INC.
                        December 31, 2003, 2002 and 2001

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

      The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, Samson Belair / Deloitte & Touche s.e.n.c.r.l., in accordance with generally accepted auditing standards. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.

By: (s) Andre Y. Fortier                    By: (s) Lucie Brun
President and Chief Executive Officer       Executive Vice-President
                                            and Chief Administrative Officer

Independent auditors' report

To the Board of Directors and the Shareholders of Campbell Resources Inc.

      We have audited the consolidated balance sheets of Campbell Resources Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each period, included in the three-year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

(s) Samson Belair Deloitte & Touche s.e.n.c.r.l.
Chartered Accountants
Montreal, Quebec
February 25, 2004

COMMENTS BY AUDITORS ON CANADA-UNITED STATES OF AMERICA REPORTING STANDARDS DIFFERENCE

      In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 to the financial statements. Our report to the Board of Directors and the Shareholders, dated February 25, 2004, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                          2003         2002          2001
--------------------------------------------------------------------------------------------
                                                           $            $             $
                                                                    (Restated)    (Restated)
METAL SALES                                              22,307       14,711             -
------------------------------------------------------------------------------------------

Expenses
    Mining                                               23,011       16,608             -
    Depreciation and amortization                         4,466        3,532            43
    General administration                                1,777        1,815         2,113
    Care and maintenance                                    242          223         2,388
    Indemnity in lieu of notice                               -            -           300
------------------------------------------------------------------------------------------
                                                         29,496       22,178         4,844
------------------------------------------------------------------------------------------

Loss before the following items                           7,189        7,467         4,844

Interest expense on long-term debt (Note 12)                769          668           461
Interest income (Note 4)                                 (1,854)      (1,268)            -
Amortization of deferred charges                            264          156             -
------------------------------------------------------------------------------------------
Loss from operations                                      6,368        7,023         5,305
------------------------------------------------------------------------------------------

Other (income) expense
    Gain on sale of subsidiaries (Note 13)               (2,296)        (777)          (49)
    Other income                                           (373)      (1,000)         (617)
    Share of loss of affiliate                              190           53             -
------------------------------------------------------------------------------------------
                                                         (2,479)      (1,724)         (666)
------------------------------------------------------------------------------------------

Loss before taxes and non-controlling interest            3,889        5,299         4,639

Income and mining tax expense (recovery) (Note 14)           81           62           (73)
------------------------------------------------------------------------------------------
                                                          3,970        5,361         4,566

Non-controlling interest                                    (30)           -             -
------------------------------------------------------------------------------------------
NET LOSS                                                  3,940        5,361         4,566
==========================================================================================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES ('000)          55,251       40,230        23,720
==========================================================================================

BASIC AND FULLY DILUTED LOSS PER SHARE                     0.07         0.13          0.19
==========================================================================================

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

                                                                2003          2002          2001
---------------------------------------------------------------------------------------------------
                                                                  $             $             $
                                                                           (Restated)    (Restated)
BALANCE, BEGINNING OF YEAR
    As previously reported                                      7,068         3,855        113,145

    Adjustment for change in an accounting policy with
        respect to asset retirement obligations (Note 2)            -        (2,148)        (2,359)

--------------------------------------------------------------------------------------------------
    As restated                                                 7,068         1,707        110,786

Transfer from the stated capital account
    to eliminate deficit (Note 11 b))                               -             -       (113,645)

Net loss                                                        3,940         5,361          4,566

Expired warrants (Note 11 d))                                  (1,081)            -              -
--------------------------------------------------------------------------------------------------
BALANCE, END OF YEAR                                            9,927         7,068          1,707
==================================================================================================

See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

                                                                             2003            2002
-----------------------------------------------------------------------------------------------------
                                                                               $               $
                                                                                           (Restated)
ASSETS

Current assets
    Cash and cash equivalents                                                 4,752           3,432
    Restricted cash                                                             234               -
    Short-term investments                                                      536             315
    Receivables                                                               2,125           3,718
    Settlements receivable                                                    2,128           4,161
    Notes receivable (Note 4)                                                   590           1,903
    Inventories of ore and supplies (Note 5)                                  4,699           3,040
    Prepaids                                                                    635             555
---------------------------------------------------------------------------------------------------
                                                                             15,699          17,124
Amount receivable from Copper Rand/Portage Restoration Fiduciary
    Trust (Note 6)                                                            2,918           2,753
Notes receivable (Note 4)                                                    26,145          26,735
Investment (Note 3)                                                               -           6,447
Restricted deposits and swap agreement (Note 7)                              49,173          48,900
Future income taxes (Note 14)                                                 1,516           2,350
Mining interests (Note 8)                                                    59,669          25,213
Accrued benefit asset (Note 17)                                               2,460           1,732
Deferred charges and other assets (Note 9)                                    2,193           2,612
---------------------------------------------------------------------------------------------------
                                                                            159,773         133,866
===================================================================================================

LIABILITIES

Current liabilities
    Accounts payable                                                          4,829           6,280
    Accrued liabilities                                                       3,302           3,139
    Current portion of long-term debt (Note 10)                                 490           2,698
---------------------------------------------------------------------------------------------------
                                                                              8,621          12,117

Asset retirement obligations                                                  7,112           6,710
Long-term debt (Note 10)                                                     59,589          56,468
Future income taxes (Note 14)                                                 2,216           2,350
Deferred royalty (Note 4)                                                    30,373          31,835
Other liabilities                                                               314             102
Non-controlling interest                                                      5,745               -
---------------------------------------------------------------------------------------------------
                                                                            113,970         109,582
---------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
    Capital stock (Note 11)                                                  55,429          30,013
    Warrants and stock options (Note 11)                                        301           1,339
    Deficit                                                                  (9,927)         (7,068)
---------------------------------------------------------------------------------------------------
                                                                             45,803          24,284
---------------------------------------------------------------------------------------------------
                                                                            159,773         133,866
===================================================================================================

See notes to the consolidated financial statements.

APPROVED BY THE BOARD

(Signed)                                     (Signed)
ANDRE Y. FORTIER                             G.E. "KURT" PRALLE
Director                                     Director

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

                                                                          2003             2002             2001
-------------------------------------------------------------------------------------------------------------------
                                                                            $                $                $
                                                                                        (Restated)       (Restated)
OPERATING ACTIVITIES
    Net loss                                                             (3,940)          (5,361)          (4,566)
    Items not involving cash and cash equivalents
      Depreciation and amortization                                       4,466            3,532               43
      Gain on sale of subsidiaries (Note 13)                             (2,296)            (777)             (49)
      Loss on repurchase of royalty (Note 4)                                559                -                -
      (Gain) loss on sale of short-term investments                        (112)               -               53
      Share of loss of affiliate                                            190               53                -
      Asset retirement accretion expense                                    237              224              211
      Amortization of deferred charges and other assets                     315              191              118
      Deferred royalty amortization                                      (1,462)            (565)               -
      Unrealized foreign exchange (gain) loss                              (717)             (38)             386
      Accretion of credit facility                                          206                -                -
      Stock options granted (Note 11 c))                                     43                -                -
      Deferred interest accrued on long-term debt                           136              252              127
      Non-controlling interest                                              (30)               -                -
      Excess of pension plan expense (credit) over amounts paid               -              (25)            (224)
      Other                                                                 (78)            (115)             (98)
    Changes in non-cash working capital (Note 15 a))                     (1,897)          (2,365)           3,212
-----------------------------------------------------------------------------------------------------------------
    Cash used for operating activities                                   (4,380)          (4,994)            (787)
-----------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    (Decrease) increase in debentures and other debt                     (2,644)           2,947             (571)
    Issuance of capital stock (Note 11 b))                                8,641            5,934              445
    Other liabilities                                                         -              (26)            (100)
    Other                                                                     -                -              132
-----------------------------------------------------------------------------------------------------------------
    Cash provided by (used for) financing activities                      5,997            8,855              (94)
-----------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Restricted cash                                                        (234)               -              840
    Notes receivable (Note 4)                                             1,902            2,726            1,037
    Business acquisitions, net of cash (Note 3)                             (41)               -             (100)
    Increase in mining interests                                         (4,193)          (4,256)          (1,789)
    Proceeds on sale of subsidiaries (Note 13)                            1,492                -                -
    Proceeds on sale of short-term investments                              729                -                -
    Proceeds on sale of mining assets                                        48               65                -
    Increase in deferred charges and other assets                             -           (1,725)            (982)
-----------------------------------------------------------------------------------------------------------------
    Cash used for investing activities                                     (297)          (3,190)            (994)
-----------------------------------------------------------------------------------------------------------------

Effect of exchange rate change on cash and
    cash equivalents                                                          -                -               88
-----------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                          1,320              671           (1,787)
Cash and cash equivalents, beginning of year                              3,432            2,761            4,548
-----------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                    4,752            3,432            2,761
=================================================================================================================

See notes to the consolidated financial statements.

Supplementary information (Note 15 b))

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002, 2001
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

1. DESCRIPTION OF BUSINESS

Campbell Resources Inc. (the "Company" or "Campbell") was incorporated under the laws of British Columbia and continued under the Canada Business Corporations Act. The Company, directly or through its subsidiaries, is engaged in the business of exploration, development, mining and processing of precious and base metals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Preparation of consolidated financial statements

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain material respects with United States GAAP. Significant differences relevant to the Company are presented in Note 19.

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

Uncertainties

The Company's ability to discharge its liabilities and realize the carrying value of its assets in the normal course of operations is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposal of its interests.

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

Investments

Short-term investments are recorded at the lower of cost and net realizable value.

The entity in which the Company has the ability to exercise significant influence was accounted for using the equity method.

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

Deferred charges and other assets

Deferred charges and other assets are comprised principally of charges incurred in relation to the sale of royalties. These charges are amortized on a straight-line basis over a 10-year period.

Stock-based compensation plans

The Company has two stock-based compensation plans, which are described in Note 11 c). No compensation expense for these plans was recognized prior to 2003, when stock options were issued to directors or employees unless stock appreciation rights ("SAR") accompany the options. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

On January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." This Section established standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services and requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees and encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. For fiscal years beginning on or after January 1, 2002, Section 3870 of the CICA Handbook allows the presentation of pro forma information related to net earnings and earnings per share as if the fair value based method had been used. This pro forma data is presented in Note 11 c).

For 2003 and in accordance with the revised Section 3870 of the CICA Handbook, the Company prospectively adopted the fair value based method to account for stock-based compensation costs arising from awards to employees.

Asset retirement obligations

During the year, the Company opted for early adoption of the recommendations of
Section 3110 of the CICA Handbook, entitled "Asset Retirement Obligations". This section establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs.

The estimated costs of asset retirement obligations are based on periodic evaluations by Company management and engineers. In addition, the Company's financial personnel estimate the appropriate risk-free credit adjusted interest rate and annual inflation rate to use in calculating the asset retirement obligations. The Company uses its recent borrowing experience in determining the appropriate risk-free interest rate to use. The annual inflation rate used in the computations is based on the previous year average consumer price index of Canada. Changes in such estimates could significantly affect the Company's operating costs and net income.

This new section was adopted retroactively with the restatement of previous years' financial statements and had the following effect on the accounts of the Company.

                                                                   Increase     Decrease
                                                                   ---------------------
                                                                      $             $
Deficit as at January 1, 2001                                                     2,359

Balance sheet accounts as at December 31, 2002
   Amount receivable from the Copper Rand/Portage
     Restoration Fund                                               2,753
   Mining interests                                                                 620
   Asset retirement obligations                                     6,710
   Provision for rehabilitation and restoration of mine sites                     6,500
   Deficit                                                                        1,923

                                                                     2002         2001
                                                                   ---------------------
                                                                      $             $
Consolidated statements of operations
   Mining expenses increase                                          168             -
   Care and maintenance expenses increase                             56           211

Income taxes

The Company accounts for its income taxes by using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

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

Earnings per share

The Company's use of the treasury stock method in calculating diluted earnings per share is consistent with United States GAAP.

Pension plans

The Company accrues its obligations under Pension plans and the related costs, net of plan assets. Pension benefits earned by employees are actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Pension plan assets are valued at fair value for the purpose of calculating the expected return on plan assets. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of the employees active at the date of the plan amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

Financial instruments

Since 2001, the Company has not used financial instruments.

With respect to short-term deposits, the Company's policy is to invest in highly-rated instruments and to limit the amount of credit exposure to any one institution.

Translation of foreign currency

Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet dates. Unrealized translation gains and losses are reflected in net loss.

Prior to its disposal in 2002, the financial statements of the self-sustaining Mexican operations were translated into Canadian dollars at the year-end rate of exchange for the balance sheet and the average rate of exchange for the year for the statement of operations. Exchange gains or losses were included as a separate component of shareholders' equity as foreign currency translation adjustment.

Recent accounting changes

In 2003, the CICA issued Accounting Guideline 14, Disclosure of Guarantees, with the effective date for financial statements of interim and annual periods beginning on or after January 1, 2003. This guideline provides guidance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether the guarantor will have to make payments under the guarantees. The Company has made all appropriate disclosures in the consolidated financial statements.

The CICA issued Handbook Section 3475, entitled "Disposal of Long-lived Assets and Discontinued Operations", which applies to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003. The new section provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of and replaces the disposal provisions in
Section 3475, "Discontinued Operations" and Section 3061, "Property, Plant and Equipment". This new section had no effect on the consolidated financial statements.

Future accounting changes

The CICA issued Accounting Guideline 13, entitled "Hedging Relationships", which deals with the identification, documentation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. This guidance is applicable to hedge relationships in effect in fiscal years beginning on or after July 1, 2003.

The CICA issued Handbook Section 3063, entitled "Impairment of Long-lived Assets", which is effective for fiscal years beginning on or after April 1, 2003. This section provides guidance on recognizing, measuring and disclosing impairment of long-lived assets. It replaces the write-down provisions in
Section 3061, "Property, Plant and Equipment".

The Company is currently evaluating the impact of the adoption of these new standards and guidance.

3. BUSINESS ACQUISITIONS

On October 1, 2003, the Company acquired a second portion of 50% of the outstanding shares of Copper Rand Corporation Inc. ("CCR"), bringing its interest to 76%. This acquisition was recorded using the acquisition method and is summarized as follows:

                                                                        $
Assets acquired
     Cash and cash equivalents                                            4
     Inventories                                                      1,953
     Mining interests                                                34,861

Liabilities assumed
     Accounts payable                                                  (135)
     Due to a subsidiary of the Company                              (3,850)
     Future income taxes                                               (700)
     Long-term debt (a)                                             (14,658)
     Deferred subsidy                                                   (97)
     Other liabilities                                                 (300)
     Minority interest                                               (5,776)
---------------------------------------------------------------------------
Fair value of net assets acquired                                    11,302
===========================================================================

Consideration
     Issuance of common shares (12,195,120 shares) (b)                5,000
     Acquisition costs                                                   45
     Initial investment of 26% in CCR                                 6,257
---------------------------------------------------------------------------
                                                                     11,302
===========================================================================

(a) Part of the credit facility due to Investissement Quebec was reimbursed simultaneously with the acquisition of CCR on October 1, 2003 in consideration of the issuance of 10,458,591 common shares of the Company for a value of $8,157,701. The value of the shares issued as consideration was determined using the average closing share price on the TSX over a reasonable period before and after the agreement date.

(b) The value of the shares issued as consideration for the business acquisition was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the acquisition of the 50% interest in CCR were agreed to by the parties.

On June 30, 2001, the Company merged with MSV Resources Inc. ( "MSV ") and GeoNova Explorations Inc. ( "GNE "). The purchase method of accounting was used to account for this merger. This merger is summarized below:

                                                                   MSV          GNE            Total
                                                               ----------------------------------------
                                                                    $            $               $
                                                               (Restated)                    (Restated)
Assets acquired
     Cash and cash equivalents                                       650            9             659
     Receivables                                                   1,977           33           2,010
     Inventories                                                     623            -             623
     Prepaids                                                        257            7             264
     Amount receivable from Copper Rand/Portage
       Restoration Fiduciary Trust                                 2,450            -           2,450
     Investments                                                   6,544           21           6,565
     Mining interests                                              3,613        3,817           7,430
     Accrued benefit asset                                           978            -             978
     Other assets                                                    102            -             102

Liabilities assumed
     Accounts payable                                               (493)         (60)           (553)
     Accrued liabilities                                            (264)         (17)           (281)
     Asset retirement obligations                                 (3,330)           -          (3,330)
     Convertible debentures and other debt                        (3,727)           -          (3,727)
     Other liabilities                                                 -         (435)           (435)
-----------------------------------------------------------------------------------------------------
Net assets acquired at fair value                                  9,380        3,375          12,755
=====================================================================================================

Consideration
     Issuance of common shares (14,810,000 shares) (a)             8,822        3,174          11,996
     Acquisition costs                                               558          201             759
-----------------------------------------------------------------------------------------------------
                                                                   9,380        3,375          12,755
=====================================================================================================

(a) The value of the shares issued as consideration was determined using the average closing share price on the TSX over a reasonable period before and after June 30, 2001.

4.    NOTES RECEIVABLE

In previous years, the Company executed royalty sales for an aggregate amount of $32,400,000 based on the future production of the Joe Mann and Corner Bay properties. The royalty will be paid to the unitholder based on the following formula: the fraction of outstanding royalty units over 4,740 units multiplied by $8 per ton of ore for the years 2002 and 2003, $14 for 2004, $35 from January 1, 2005 until the net proceeds of the royalty sale plus an interest of 10% compounded annually, exceed the aggregate of all royalty payments, from the date paid to the date of determination, at 10% compounded annually and $1.50 per ton thereafter. This royalty may be repurchased at any time on or after July 1, 2007.

During 2003, the Company repurchased the tranche of royalty based on future production of the Corner Bay property for $10,814,000, realized a loss of $559,000, which is equal to accrued interest receivable as at the repurchase date, and sold a tranche of royalty on the future production of the Joe Mann property for $10,255,000.

The notes receivable bear a yearly interest rate of 6.25%. An amount of $590,000 is receivable on February 2, 2004, and the balance of $26,145,000 is receivable on December 31, 2011.

5. INVENTORIES OF ORE AND SUPPLIES

                        2003      2002
                       ---------------
                         $         $
Ore                      453       645
Supplies               4,246     2,395
--------------------------------------
                       4,699     3,040
======================================

6. AMOUNT RECEIVABLE FROM COPPER RAND/PORTAGE RESTORATION FIDUCIARY TRUST

As at December 31, 2003, the subsidiary, MSV, has access to an environmental fund, the Copper Rand/Portage Restoration Fiduciary Trust, totalling approximately $4,100,000 ($3,900,000 in 2002). This fund is held in trust by a trust company, Computershare of Canada, for the rehabilitation and restoration of sites acquired in 1993 by MSV from Westminster Canada Limited ("Westminer"); the sites are Copper Rand, Portage, Jaculet and Copper Cliff. At the time it was created, this fund was not recorded, as it had been provided by Westminster and could only be used by the Company for the restoration of these sites.

Given that the subsidiary, MSV, has a legal obligation to undertake future rehabilitation work on these sites, and since MSV has access to an environmental fund, the Company has recorded the asset retirement obligations totalling $2,450,000 as at June 30, 2001, the acquisition date of MSV by the Company, in accordance with the provisions of Section 3110 of the CICA Handbook and also recorded a receivable equal to the environmental fund. In the coming years, the receivable from the environmental fund will change at the same pace as the corresponding restoration liability but at no time will it be allowed to exceed the amounts available in the environmental fund. As at December 31, 2003, the asset retirement obligations total $2,918,000.

In the event that the funds available to undertake the rehabilitation work are insufficient, the shortfall would be assumed equally by the Company and the James Bay Development Corporation in accordance with the agreement reached in 1993. If, on the other hand, there was a surplus after completion of the rehabilitation work, the surplus would be divided in equal parts between the two companies in accordance with the provisions of the 1993 agreement.

7. RESTRICTED DEPOSITS AND SWAP AGREEMENT

As described in Note 10 a), the Company, in 1991, entered into a Swap Agreement and made deposits with an international bank to secure all principal and interest payments associated with the Guaranteed Subordinate Debentures and Notes and Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares. These deposits expire in 2007 and earn interest at Canadian Bankers' Acceptance rates. The deposits and the Swap Agreement were irrevocably assigned to secure all payments due to investors.

Interest accretes on the restricted deposits over the term of the financing arrangement to attain $50,000,000, which is due at the end of the financing arrangement.

8. MINING INTERESTS

                                                2003
                                -------------------------------------
                                            Accumulated
                                            depreciation
                                                and          Net book
                                 Cost       amortization       value
                                -------     ------------     --------
                                   $             $              $
Property, plant and equipment    39,764        19,042         20,722
Mining properties               149,787       110,840         38,947
                                -------       -------         ------
                                189,551       129,882         59,669
                                =======       =======         ======

                                                2002
                                             (Restated)
                                -------------------------------------
                                            Accumulated
                                            depreciation
                                                and          Net book
                                 Cost       amortization       value
                                -------     ------------     --------
                                   $             $              $
Property, plant and equipment    30,246        15,994         14,252
Mining properties               120,361       109,400         10,961
                                -------       -------         ------
                                150,607       125,394         25,213
                                =======       =======         ======

      In 2003, the Company concluded an agreement under which Wolfden Resources Inc. ("Wolfden") would be able to acquire a 50% interest in the Bachelor Lake property, located in the Township of Lesueur, Quebec, by committing to spend $3,000,000 in exploration work on the property over three years, of which $1,500,000 would be spent in the first year, and by paying $100,000 per year over the first two years or, in lieu of each payment, would issue 50,000 common shares of its capital stock.

      During 2002, the Company entered into the following agreements:

      a) an agreement under which Strateco Resources Inc. could earn a 50% interest in the properties Borduas-Martel and Desjardins jointly referred to as the Discovery project in Bruneau and Desjardins townships, Quebec, by incurring $4,500,000 expenditures on the properties and by issuing a total of 600,000 shares and 300,000 warrants granting the right to purchase 300,000 shares over a period of four years;

      b) an agreement under which the Company purchased a mining claim adjacent to the Joe Mann mining concession for a consideration of 250,000 common shares and a 2% net smelter return;

      c) an agreement to convert the options held by SOQUEM Inc. into interests of respectively 35% and 40% in the Joe Mann and Chibougamau exploration properties. These undivided interests are based on the completed qualifying expenditures versus the total expenditure amount SOQUEM Inc. had to incur to earn its 50% interest.

9. DEFERRED CHARGES AND OTHER ASSETS

                                                           2003
                                            ------------------------------------
                                                       Accumulated      Net book
                                            Cost       amortization       value
                                            -----      --------------   --------
                                              $             $               $
Fees related to the sale of the royalty     2,486           371           2,115
Fees related to the long-term debt            382           304              78
                                            -----           ---           -----
                                            2,868           675           2,193
                                            =====           ===           =====

                                                           2002
                                            ------------------------------------
                                                       Accumulated      Net book
                                            Cost       amortization       value
                                            -----      --------------   --------
                                              $             $               $
Fees related to the sale of the royalty     2,535           156           2,379
Fees related to the long-term debt            337           254              83
Other                                         150             -             150
                                            -----           ---           -----
                                            3,022           410           2,612
                                            =====           ===           =====

10. LONG-TERM DEBT


                                                                                 2003       2002
                                                                                ------     ------
                                                                                  $          $
Guaranteed Subordinate Debentures, bearing interest at

   varying rates, repayable at maturity in 2007 (a)                             38,000     38,000

Guaranteed Non-Cumulative Redeemable Retractable
   Preferred Shares of a subsidiary, with a nominal value
   of $12,000,000 (a)                                                           11,173     10,900
-------------------------------------------------------------------------------------------------
                                                                                49,173     48,900

Credit facility including $99,000 in accrued interest, secured by a first rank encumbrance on the assets of Copper Rand Corporation Inc. and secured by MSV
   Resources Inc., bearing interest at the average prime rate of six Canadian banks plus 1.5%, with repayment terms to be established before
   June 30, 2004                                                                 6,599          -

Convertible Subordinated Debentures bearing interest at 7.5% (b)                 3,307      4,025

Convertible Debentures with interest accrued thereon of
   $135,000 ($385,000 in 2002) (c)                                                 785      3,535

Credit facility, secured by a first charge on the assets of Meston Resources
   Inc. and guaranteed by the Company, bearing interest at the average prime rate of six Canadian banks plus 1.5%, repayable from November 2003 in
   quarterly instalments of $670,000, maturing February 2004(1)                    173      2,646

Other                                                                               42         60
-------------------------------------------------------------------------------------------------
                                                                                60,079     59,166

Current portion                                                                    490      2,698
-------------------------------------------------------------------------------------------------
                                                                                59,589     56,468
=================================================================================================

      (1) As part of the credit facility arrangement concluded in 2002, 606,061 warrants were issued. The fair value of the warrants of approximately $258,000 was applied in reduction of the proceeds received as described in Note 11 d).

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

            In order to secure the performance and repayment of the Debentures and Preferred Shares, the Company's subsidiary entered into an Interest Rate and Currency Exchange Agreement, referred to as a Swap Agreement, with a major international bank. The Swap Agreement provides for the conversion of one floating rate interest basis to another and for differences in the timing of payments so as to match the interest payment requirements under the Debentures, repayment of the Debentures upon maturity and retraction of the Preferred Shares. The Company's subsidiary invested $46,000,000 in restricted deposits with the counterparty to the Swap Agreement and which have been assigned to secure all payments due under the Swap Agreement (Note
            7). The deposits and Swap Agreement were irrevocably assigned directly to and accepted by the investors.

            The Preferred Shares will increase to their nominal value of $12,000,000 over the term of the financing period.

      b) The debentures are unsecured, bear interest at 7.5% payable in arrears on June 1 and December 1 of each year and mature on July 21, 2004. The debentures are convertible at the option of the holder into common shares of the Company at any time prior to maturity at a conversion price of US$5.00 per common share. The debentures are redeemable for cash at any time after the fifth anniversary of the date of issue or, at the Company's option, may be redeemed for common shares on the basis of one common share for each US$5.00 of debenture principal being redeemed. The right of the Company to redeem the debentures for cash or common shares is conditional on the average price of the common shares exceeding US$5.00 during a period of 20 consecutive days prior to notice of redemption. The Company may, at its option, repay the debenture at maturity by issuing common shares of the Company at the conversion price of US$5.00 per common share. Since the Company expects to convert the debentures into common shares when they mature, the debentures are not presented in the current portion of the debt as at December 31, 2003.

            During 2003 and 2002, debenture holders did not convert debenture principal into common shares of the Company, therefore, resulting in a balance outstanding at December 31, 2003 and 2002 of US$2,551,000.

      c) The debentures are unsecured, bear interest at 8% annually, plus an additional interest charge calculated as follows: 1% for every 1 million of unpaid capital multiplied by the net smelter return ( "NSR "), which is reduced by $40 multiplied by the tonnage of ore produced by the Copper Rand Mine. This charge will be determined at the end of each year, beginning with the first repayment of capital. The first interest payment is due July 1, 2004 and quarterly thereafter. The debentures are refundable as to 20% of capital on July 1, 2004, as to 40% on July 1, 2005 and up to 40% on July 1, 2006, or are convertible into common shares at a price of $1.025 per share or up to a maximum of $1.64 based on an increase of the gold price above US$350. During 2003, $2,500,000 of these debentures plus accrued interest of $385,000 were converted into 2,815,000 common shares.

11. CAPITAL STOCK

      a)    Authorized shares

            Preference shares - unlimited, issuable in series, without par value

            Common shares - unlimited

      b) Issued and outstanding shares

                                   2003                        2002                        2001
                         ------------------------     -----------------------    -----------------------
                             SHARES        AMOUNT          Shares      Amount        Shares       Amount
                         ------------------------     -----------------------    -----------------------
                         (IN THOUSANDS)       $       (in thousands)      $      (in thousands)      $
Common shares
   Balance, beginning
     of year                 44,478        30,013        32,562        24,620      15,784        125,355

Issued
   Private placement         14,167         6,930         9,897         4,276       1,163            445
   Conversion of
     convertible
     debentures
     (Note 10 c))             2,815         2,885             -             -           5             37
   Flow through
     shares                   1,431         1,419             -             -           -              -
   Business acquisitions
     (Note 3)                12,195         5,000             -             -      14,810         11,996
   Reimbursement
     of the credit
     facility of
     the business
     acquired
     (Note 3)                10,459         8,158             -             -           -              -
   Payment of debt              693           732           500           360           -              -
   Exercise of warrants
     and options                325           186         1,176           577           -              -
   Share purchase
     plan                       199           106             -             -           -              -
   Mining interests               -             -           350           192         800            432
   Reduction in stated
     capital                      -             -             -             -           -       (113,645)
   Shares
     repurchased                  -             -            (7)          (12)          -              -
--------------------------------------------------------------------------------------------------------
   Balance, end of year      86,762        55,429        44,478        30,013      32,562         24,620
========================================================================================================

            During the year ended December 31, 2001, the Company, through a special resolution adopted at its annual shareholders' meeting, reduced its stated capital by $113,645,000 and transferred the amount from the stated capital account of the common shares to the deficit account to eliminate the expected deficit at the merger referred to in Note 3.

      c)    Employee Incentive Plan and Directors' Stock Option Plan

            The Employee Incentive Plan comprises a Share Option Plan, a Share Purchase Plan, a Share Bonus Plan and a Share Loan Plan. The Share Purchase Plan calls for Company contributions of an amount equal to 50% of the employee contributions, which can amount to a maximum of 5% of their basic annual salaries or wages. The common shares are issued on a quarterly basis at market value.

            Under the Share Bonus Plan, common shares can be issued to full-time salaried employees as a bonus in recognition of services as determined by the Compensation Committee or the Board of Directors. No shares were issued over the last three years.

            The Share Loan Plan provides the Compensation Committee or the Board of Directors the discretion to make loans to full-time employees to enable them to acquire common shares in the Company. No loans are presently outstanding under this plan.

Options granted under the Directors' and Employee Share Option Plans expire no later than five years from the date on which they were granted and all current options expire on or before August 6, 2007. Changes in the share option plans are as follows:

                                2003                        2002                        2001
-------------------------------------------------------------------------------------------------------
                                      WEIGHTED                    Weighted                     Weighted
                                      AVERAGE                     average                      average
                                      EXERCISE                    exercise                     exercise
                          SHARES       PRICE          Shares        price          Shares        price
-------------------------------------------------------------------------------------------------------
                      (IN THOUSANDS)     $        (in thousands)      $        (in thousands)     $
Outstanding,
   beginning of year      2,181         0.86          1,499          1.00            408        8.65
Granted                     100         0.66            690          0.67          1,329        0.54
Expired and cancelled      (342)        1.99             (8)         9.10           (238)      11.60
Exercised                  (239)        0.59              -             -              -           -
----------------------------------------------------------------------------------------------------
Outstanding,
   end of year            1,700         0.66          2,181          0.86          1,499        1.00
====================================================================================================

      The following summarizes information about stock options outstanding at December 31, 2003:

                       OPTIONS OUTSTANDING AND EXERCISABLE
------------------------------------------------------------------------------
                                              WEIGHTED
                                               AVERAGE                WEIGHTED
 RANGE OF                                     REMAINING                AVERAGE
 EXERCISE                NUMBER              CONTRACTUAL              EXERCISE
   PRICE               OUTSTANDING              LIFE                    PRICE
------------------------------------------------------------------------------
     $               (IN THOUSANDS)                                       $
0.44 - 0.80              1,665                 2.9 YEARS                 0.59
3.70 - 4.30                 35                 0.9 YEAR                  4.04
-----------------------------------------------------------------------------
                         1,700                 2.9 YEARS                 0.66
=============================================================================

In 2003, the Company reported a remuneration expense for stock options granted to employees and directors. The Black-Scholes model, used by the Company to calculate option values, was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions. This model also requires four highly subjective assumptions, including future stock price volatility and expected duration, which greatly affect the calculated values.

The fair value of the options granted and the assumptions are as follows:

                                  1st Award      2nd Award         Total
Number of options                   50,000          50,000        100,000
Risk-free interest rate               4.02%           4.11%
Expected return on share               nil             nil
Expected volatility                     90%             85%
Expected duration                  5 years         5 years
Fair value of options             $   0.32        $   0.55        $  0.44
Remuneration expense              $ 16,000        $ 27,000        $43,000

      In 2002, the Company did not recognize compensation expense for stock options granted to employees. The table below presents pro forma net loss and net loss per share as if stock options granted to employees had been accounted for based on the fair value method.

                                                               2002
                                                      --------------------
                                                                $
                                                         (Restated) (in
                                                        thousands except
                                                       per share amounts)
Net loss as reported                                            5,361
Estimated stock-based compensation costs                          262
---------------------------------------------------------------------
Pro forma net loss                                              5,623
=====================================================================

Pro forma net loss per share                                     0.14
=====================================================================

      The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.11%, expected dividend yield of nil, expected volatility of 97% and expected duration of five years. The weighted average fair value of the options granted during the year ended December 31, 2002 is $0.38.

      d) Warrants and options

      During the year, an amount of $1,081,000 related to expired warrants was applied against deficit. These warrants were issued as part of a private placement in 2002 and expired on May 15, 2003. Also, 86,000 common shares were issued following the exercise of 86,000 options to purchase common shares at $0.52 per share.

      Under the agreement relating to the credit facility (Note 10) obtained in 2002, 606,061 share purchase warrants have been issued. Each warrant entitles the holder to purchase one common share of the Company at $0.66 per share until February 28, 2005. The fair value of the warrants as at the date of issuance was estimated at $258,000 and applied in reduction of the amount received under the credit facility. The Company recorded the fair value of the warrants issued as of the date of issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 3.80%, expected dividend yield of nil, expected volatility ranging of 97% and expected life of three years.

      Since 2001, Investissement Quebec has had five-year option entitling it to subscribe for a maximum of 25,000 shares of the Company's subsidiary, CCR, at $100 per share. This option was granted following the financing obtained for the Copper Rand property development. Upon issuance of these shares by CCR, the shares will be automatically exchanged for common shares of the Company using a $1.025 per share ratio. No value had been assigned to this option at the time.

12. INTEREST EXPENSE ON LONG-TERM DEBT

                                                           2003      2002       2001
                                                          ---------------------------
                                                             $         $          $
Credit facility                                              330        83          -
Guaranteed Subordinate Debentures                          2,097     2,005      2,819
Convertible Debentures                                       439       585        461
-------------------------------------------------------------------------------------
                                                           2,866     2,673      3,280

Interest revenue on restricted deposits (Note 7)          (2,097)   (2,005)    (2,819)
-------------------------------------------------------------------------------------
                                                             769       668        461
=====================================================================================

13. GAIN ON SALE OF SUBSIDIARIES

During the year, the Company recorded a $2,296,000 gain from the proceeds received on the sale to Queenstake Resources Inc. ("Queenstake") of its subsidiary, Oro De Sotula S.A. de C.V. ("Oro"), completed on January 31, 2002. At that time, the Company provided the entire amount receivable, given the level of uncertainty related to the conditions specified in the sale agreement, and therefore no gain had been recognized. In 2003, with conditions having been met with respect to the remaining notes receivable totalling US$1,850,000, the Company, in the interest of reaching a quick settlement, negotiated a final amount of US$1,650,000 (CAN$2,296,000), of which CAN$1,492,000 was paid in cash and the balance by the issuance of common shares by Queenstake.

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

14. INCOME AND MINING TAXES

      a) Effective tax rate

      The income tax recovery varies from the amounts that would be computed by applying the combined Canadian federal and provincial statutory tax rates of approximately 33.2% (2002 - 35.3% and 2001 - 37.3%) to earnings before taxes as follows:

                                                       2003       2002        2001
                                                      ------------------------------
                                                         $          $           $
Expected income tax (recovery) using
      statutory income tax rates                      (1,318)    (1,774)     (1,652)
Resource allowance                                       153        142         159
Valuation allowance                                    1,246      1,694       1,474
Other                                                      -          -         (54)
-----------------------------------------------------------------------------------
Income and mining tax expense (recovery)                  81         62         (73)
===================================================================================

      b) Future income taxes

         At December 31, future income taxes are as follows:

                                                                 2003         2002
                                                                ---------------------
                                                                   $            $
Current future income tax assets:
      Inventories of ore and supplies                               176          168
      Other                                                          12           15
------------------------------------------------------------------------------------
                                                                    188          183
------------------------------------------------------------------------------------

Long-term future income tax assets:
      Mining interests                                           25,431       24,835
      Operating loss carry forwards                               6,385        6,771
      Capital loss carry forwards                                10,243       11,340
      Deferred royalty                                            9,421       10,556
      Other                                                       4,304        2,484
                                                                 55,784       55,986
------------------------------------------------------------------------------------
                                                                 55,972       56,169

Valuation allowance                                             (54,456)     (53,819)
------------------------------------------------------------------------------------
Future income tax assets                                          1,516        2,350
------------------------------------------------------------------------------------

Long-term future income tax liabilities:
      Mining taxes                                                  700            -
      Other                                                       1,516        2,350
------------------------------------------------------------------------------------
Future income tax liabilities                                     2,216        2,350
------------------------------------------------------------------------------------
Net future income tax liabilities                                   700            -
====================================================================================

      c) Loss carry forwards

         At December 31, 2003, the Company and its subsidiaries had operating losses for income tax purposes in Canada approximating $20,600,000, which are available to reduce taxable income in future years and which expire over the period to the year 2010. In addition, the Company and its subsidiaries had capital losses for income tax purposes in Canada of approximately $66,000,000, which can be applied against future taxable capital gains.

15. CHANGES IN NON-CASH WORKING CAPITAL AND SUPPLEMENTARY INFORMATION

      a) Changes in non-cash working capital

                                                     2003      2002     2001
                                                    --------------------------
                                                       $         $        $
Short-term investments                                   -         -      (11)
Receivables and settlements receivable                (632)   (5,531)   1,259
Inventories of ore and supplies and prepaids           215      (338)     665
Accounts payable and accrued liabilities            (1,480)    3,504    1,299
-----------------------------------------------------------------------------
                                                    (1,897)   (2,365)   3,212
=============================================================================

      b) Supplementary information

Income taxes paid (recovered)                              77        93       (32)
Interest paid                                           2,387     2,368     2,867
Deferred royalty (Note 4)                                   -    18,060    14,340
Shares issued for business acquisitions
      and credit facility reimbursement (Note 3)       13,158         -    11,996
Shares issued for mining interests                          -       192       432
Share issued in debt settlement (Note 11 b)) *            732       360         -
Conversion of debentures into common shares             2,885         -         -
Proceeds on sale of subsidiaries received in shares
      (Note 13)                                           804       241         -

* In 2003, contributions to the Pension Plan were made through the issuance of common shares of the Company.

16. COMMITMENTS AND CONTINGENCIES

      a) The Company is committed to pay royalties calculated on the net smelter return at various rates or based on the tonnage of ore processed at the mills. These agreements are also subject to repurchase rights at various prices.

      b) The Company's current and proposed mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect its employees, the general public and the environment and, to the best of its knowledge, believes its operations are in compliance with all applicable laws and regulations, in all material respects. The Company has made, and expects to make, submissions and expenditures in the future to comply with such laws and regulations. Until December 31, 2002, when estimated reclamation and closure costs were reasonably determinable, the Company recorded a provision for environmental liabilities based on management's estimate of these costs. Such estimates were subject to adjustments based on changes in laws and regulations and as new information became available.

            Since 2003, the Company records the asset retirement obligations in accordance with the provisions specified under Section 3110 of the CICA Handbook on "Asset retirement obligations".

      c)    Under the financing arrangement ( "Arrangement ") referred to in
            Note 10 a), mineral development expenditures which were renounced in favor of the investors as part of the Arrangement were based, in part, on independent valuations of certain related mineral properties. The Canada Customs and Revenue Agency ( "CCRA ") has challenged certain of those valuations, and disallowed certain of the renounced flow-through deductions for certain of the investors. The Company may be contingently liable for certain losses or damages to investors, if any, that may result if CCRA is ultimately successful in its challenges. No provision for losses that could result from the above mentioned challenges had been recorded at year-end.

      d) The Oujibougoumou Cree recently initiated legal proceedings against the Company, claiming that the poor condition of lakes in the region of Chibougamau, Quebec was due to mining activities in the area. The Public Health Department, the Quebec Environment Ministry and the Quebec Fish and Wildlife Association began to study the issue. As a temporary measure, the Company and the plaintiffs jointly agreed to request that proceedings be suspended for one year. It is not possible to determine either the outcome of the proceedings or the financial consequences for the Company.

17. PENSION PLANS

The Company and its subsidiaries maintain primarily final pay defined benefit pension plans for most of their employees.

      a) The net expense (credit) recognized for the years is as follows:

                                                   2003      2002
                                                   ---------------
                                                     $         $
Net benefit plan expense (credit):
Current service cost                                 81        58
Expected return on plan assets                      781      (909)
Interest cost                                      (781)      809
Actuarial loss amortization                         155        38
-----------------------------------------------------------------
Net expense (credit)                                236        (4)
=================================================================

      b) Information about the Company's defined benefit plans in aggregate is as follows:

                                                                              2003             2002
                                                                             ------------------------
                                                                                $                $
Accrued benefit obligation:
  Balance at beginning                                                       13,092           12,437
  Service cost                                                                   92               68
  Benefit paid                                                               (1,288)            (968)
  Interest cost                                                                 781              809
  Actuarial loss                                                                910              746
----------------------------------------------------------------------------------------------------
Balance at end                                                               13,587           13,092
====================================================================================================

Plan assets:
  Fair value at beginning                                                    10,567           12,352
  Contributions                                                                 975               32
  Benefits paid                                                              (1,288)            (968)
  Actual return on plan assets                                                  793             (849)
----------------------------------------------------------------------------------------------------
Fair value at end                                                            11,047           10,567
====================================================================================================

Funded status:
  Plan deficit                                                               (2,540)          (2,525)
  Unrecognized actuarial loss                                                 5,000            4,257
----------------------------------------------------------------------------------------------------
Accrued benefit asset                                                         2,460            1,732
====================================================================================================

      c) The significant actuarial assumptions used in measuring the Company's expenses and accrued benefit obligation are as follows:

                                               2003         2002
                                               ----------------------
                                                 %            %
Discount rate                                  6.25              6.25
Expected return on plan assets                 7.50     7.50 and 8.00
Rate of compensation increase                  4.00              4.00

      d)    The following information pertains to the underfunded plan (plans in
            2002) at year-end:

                                        2003        2002
                                       ------------------
                                         $           $
Accrued benefit obligation             10,230     13,092
Fair value of plan assets               7,679     10,567
--------------------------------------------------------
Funding deficit                        (2,551)    (2,525)
========================================================

18. FINANCIAL INSTRUMENTS

Fair value

At December 31, 2003, the fair value of the Company's convertible debentures was estimated to be $1,148,000 (2002 - $3,539,000) based on financial models compared to the carrying amount of $4,092,000 (2002 - $7,560,000). The carrying amount of cash, short-term investments, receivables and settlements receivable, accounts payable, accrued liabilities and other liabilities in the consolidated balance sheets approximates fair value based on their short-term maturities and/or quotes received.

Credit risk

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly-rated counterparties, normally major financial institutions, including banks. The credit risk represents the maximum amount that would be at risk if the counterparties failed completely to perform under the contracts.

Foreign exchange rate and metal price risks

The Company is exposed to risks from changes in foreign currency rates and metal prices. The Company does not use derivative instruments to manage those risks.

19. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

      The material differences between Canadian GAAP and United States GAAP affecting the Company's consolidated financial statements are detailed as follows:

                                                                  2003              2002            2001
                                                                 -------------------------------------------
                                                                    $                 $               $
                                                                                 (Restated)       (Restated)
Reconciliation of net loss
   Net loss - Canadian GAAP                                       3,940            5,361            4,566
   Adjustments:
       Mining interests (a)                                        (492)            (377)               -
       Exploration expenses (b)                                     138            2,427              530
       Derivative instruments (c)                                    40             (624)             584
       Asset retirement obligations (d)                          (1,924)            (224)            (211)
       Income tax expense (e)                                       (78)               -                -
---------------------------------------------------------------------------------------------------------
   Net loss - United States GAAP                                  1,624            6,563            5,469
   Minimum liability of defined benefit plans (f)                   820            1,922            1,640
   Foreign currency translation                                       -            1,337              (79)
---------------------------------------------------------------------------------------------------------
   Comprehensive loss - United States GAAP                        2,444            9,822            7,030
=========================================================================================================
   Basic and fully diluted loss - United States GAAP               0.03             0.16             0.23
=========================================================================================================

                                                                  2003             2002            2001
                                                                 -----------------------------------------
                                                                    $               $                $
                                                                                 (Restated)      (Restated)
Reconciliation of shareholders' equity
   Shareholders' equity - Canadian GAAP                          45,803           24,284          24,250
   Adjustments:
       Mining interests (a)                                      (1,088)          (1,580)         (1,957)
       Exploration expenses (b)                                  (3,095)          (2,957)           (530)
       Derivative instruments (c)                                     -               40            (584)
       Asset retirement obligations (d)                               -           (1,924)         (2,148)
       Income tax expense (e)                                        78                -               -
       Minimum liability of defined benefit plans (f)            (4,382)          (3,562)         (1,640)
       Capital stock (h)                                         (1,481)          (1,481)         (1,481)
       Warrants of the entity subject to
          significant influence (i)                                 485              485             485
--------------------------------------------------------------------------------------------------------
   Shareholders' equity - United States GAAP                     36,320           13,305          16,395
========================================================================================================

      a) Mining interests

         Under Canadian GAAP, mining interest should be written down to the net recoverable amount if this is less than the carrying amount, whereas under United States GAAP, if the future undiscounted net cash flows are less than the carrying amount, the capital asset should be written down to its fair value.

         Accordingly, the difference between the carrying amount of mining interests in Canadian GAAP and United States GAAP results in an additional amortization in accordance with Canadian GAAP.

      b) Exploration expenses

         Under Canadian GAAP, exploration expenses may be deferred until such time as the exploration and development work is either effectively abandoned and related costs are written off or an operating mine is established following which accumulated costs are amortized to earnings. Under United States GAAP and under Securities and Exchange Commission guidelines, all exploration expenses incurred prior to the determination of the existence of a commercially minable deposit and the completion of a feasibility study should be recorded as expenses as they are incurred. During 2003, $698,000 of exploration expenses was capitalized.

         The adjustment of $138,000 comprises the difference described in the previous paragraph less the amortization charge of $560,000 which results from the previous years' exploration expenses, which were capitalized in accordance with Canadian GAAP.

      c) Derivative instruments

         In 2001, the Company signed an amendment to the existing collective agreement under which the employees agreed to salary reductions or increases based on the price of gold during the term of the agreement. Furthermore, the debentures detailed in Note 10 c) included embedded derivatives such as additional interest charges calculated on the net smelter return and the tonnage of ore produced by the Copper Rand Mine and a conversion option into common shares at variable prices based on an increase in the gold price above US$350 per ounce. Under Canadian GAAP, no value was assigned to these embedded derivatives. Under United States GAAP (SFAS 133), the related derivatives are evaluated at their fair value as at each balance sheet date and the resulting difference between the fair value as at December 31, 2003 and 2002 is recorded in current earnings.

      d) Asset retirement obligations

         As of January 1, 2003, the Company adopted FAS No. 143 "Accounting for Asset Retirement Obligations", which established standards for accounting for a legal obligation associated with the retirement of long-lived assets. Under United States GAAP, the Company charges income for the cumulative effect of the change in standard, as of January 1, 2003, of adopting this standard. The standard under Canadian GAAP is similar to the standard under United States GAAP. However, under Canadian GAAP, the change in standard is applied retroactively and previous year consolidated financial statements are restated to give effect to the adoption of the new standard.

      e) Income tax expense

         Under Canadian GAAP, flow-through share proceeds are recorded to capital stock at time of issuance of the shares and a future income tax liability is recorded upon renouncement by the Company of the tax benefits in favor of the investors.

         Under United States GAAP, flow-through shares are recorded at their fair value at time of issuance and the difference of $78,000 between the proceeds received and the fair value of the shares issued is recorded as a liability. Upon renouncement by the Company of the tax benefits, in favor of the investors, the liability is applied in reduction of the income tax expense.

      f) Minimum liability of defined benefit plans

         The provisions of Statement of Financial Accounting Standards No. 87, "Employers Accounting for Pensions," requires companies with any plans that have an unfunded accumulated benefit obligation to recognize an additional minimum pension liability, and in certain circumstances, a reduction of accumulated other comprehensive income. Therefore, in accordance with United States GAAP, the consolidated balance sheets at December 31, 2003, 2002 and 2001 would include an additional minimum pension liability of $4,382,000, $3,562,000 and $1,640,000, respectively, and an equivalent reduction of accumulated other comprehensive income.

      g) Comprehensive income

         United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130. Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources. Components of comprehensive income include items such as net loss, minimum pension liability adjustments and certain foreign currency translation gains and losses. Fiscal 2001 comprehensive loss and shareholders' equity were restated to include the additional minimum liability of deferred benefit plans of $1,640,000.

      h) Capital stock

         Before July 1, 2001, under Canadian GAAP, the value assigned to the common shares issued in consideration of the business acquisitions referred to in Note 3 was based upon the average trading price of the shares over a reasonable period before and after the closing date of the merger (June 30, 2001). Under United States GAAP, the value assigned to the common shares is based upon the average trading price of the shares over a reasonable period before and after the date the terms of the business combinations are agreed to and announced (April 25, 2001). The adjustment of $1,481,000 represented the difference in the value of the common shares issued under United States GAAP.

      i) Warrants of the entity subject to significant influence

         Under Canadian GAAP, no value would be recognized for the warrants issued by CCR, the entity which was subject to significant influence in 2001 and became a subsidiary in 2003, for which the Company has granted, in 2001, an automatic conversion feature into common shares of the Company. Under United States GAAP, the fair value of the conversion feature is recognized in shareholders' equity and recorded as an additional cost to the investment in CCR. The adjustment of $485,000 represented the fair value of the conversion feature.

         In 2003, since the Company acquired an additional interest of 50% in CCR which became a subsidiary (Note 3), the additional cost of the investment in CCR, (as mentioned in the preceding paragraph) was reclassified to mining interest.

      j) Elimination of deficit

         Canadian GAAP permits the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, occurred in 2001 and is not permitted under United States GAAP and would result in an increase in both capital stock and deficit of $113,645,000.

      k) Recent and future accounting changes

         In August 2002, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that established a single accounting model, based on the framework of SFAS No. 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of"), for long-lived assets to be disposed of by sale. The Company adopted SFAS No. 144 in 2003, and no adjustment resulted from its adoption.

         In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities". SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces previous accounting guidance provided by the EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity' (including Certain Costs Incurred in a Restructuring)", and was effective for the Company for exit or disposal activities initiated after December 31, 2002. The adoption of this new standard had no effect on the Company's consolidated financial position.

         In November 2002, the FASB issued Interpretation No. 45 (FIN 45), entitled "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others". The interpretation requires disclosure about the nature and terms of obligations under certain guarantees that the Company has issued. The interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. According to management, all appropriate disclosures are included in the Company's consolidated financial statements.

         In November 2002, the FASB issued Interpretation No. 46 (FIN 46), entitled "Consolidation of Variable Interest Entities". The interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. This interpretation applies immediately to variable interest entities created after January 31, 2003 and variable interest entities in which the Company obtains an interest after January 31, 2003. For variable interest entities in which a company obtained an interest before February 1, 2003, the interpretation applies to the interim period beginning after June 15, 2003. Adoption of this interpretation had no effect on the Company's consolidated financial position or results of operations.

         In December 2002, the FASB issued SFAS No. 148, entitled "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123". SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. The Company has chosen to adopt the fair value-based method of accounting using the prospective method for all awards granted to employees since January 1, 2003. No difference results from the adoption of this standard under United States GAAP since the Company has adopted a similar standard (revised Section 3870 of the CICA Handbook) under Canadian GAAP during the year (Note 2).

            In April 2003, the FASB issued SFAS No. 149, entitled "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement is effective for contracts entered into or modified after June 30, 2003. Adoption of this statement had no effect on the Company's consolidated financial position or results of operations.

            In May 2003, the FASB issued SFAS No. 150, entitled "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003. Adoption of this statement had no effect on the Company's consolidated financial position or results of operations.

20. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation.

ITEM 18. FINANCIAL STATEMENTS

      The Company has elected to comply with the financial statement requirement of Item 17 rather than this Item.

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

         (I) refers to documents previously filed as an exhibit to Campbell's Annual Report on Form 20-F for the year ended December 31, 2001 dated May 14, 2002 and incorporated herein by reference.

         (J) refers to documents previous filed as an exhibit to Campbell's Annual Report on Form 20-F for the year ended December 31, 2002 dated May 15, 2003 and incorporated herein by reference.

      Exhibits in parentheses are references to the Exhibit No. of the filing indicated.

1. Articles of Incorporation and By-Laws

      1.1 Restated Articles of Incorporation dated August 9, 1999 (E) (Exhibit 4(a)).

      1.2 Articles of Amendment dated May 19, 2000 consolidating the common shares on the basis of one post consolidation common share for every ten pre-consolidation common share. (F) (Exhibit 3.1)

      1.3 Articles of Arrangement effective June 30, 2001 relating to the merger with GeoNova Explorations Inc. (I) (Exhibit 3.3)

      1.4 By-Law No. 1 as amended and as in effect on the date hereof (A) (Exhibit 3.12)

      1.5   Amendment of By-Law No. 1 (A) (Exhibit 3.11)

2. Instruments Defining the Rights of Security Holders Including Indentures

      2.1 Trust Indenture made as of July 21, 1994 between the Company and Montreal Trust Company of Canada regarding the 7 1/2% Convertible Subordinated Debentures (B) (Exhibit 4.1)

4.    Material Contracts

Management Contracts and Compensatory Plans and Arrangements

      4.1   The Company's Employee Incentive Plan as amended (E) (Exhibit 99)

      4.2 Employment Agreement dated August 6, 2002 between the Company and Andre Y. Fortier (J) (Exhibit 10.2)

      4.3 Employment Agreement dated August 6, 2002 between the Company and Claude Begin (J) (Exhibit 10.3)

      4.4 Employment Agreement dated August 6, 2002 between the Company and Alain Blais (J) (Exhibit 10.4)

      4.5 Employment Agreement dated August 6, 2002 between the Company and Lucie Brun (J) (Exhibit 10.5)

      4.6 Amended Employment Agreement dated December 1, 1994 between the Company and Lorna D. MacGillivray (B) (Exhibit 10.3)

      4.7   Directors' Stock Option Plan (C) (Exhibit 10.8)

      4.8 Royalty Agreement with Repadre Capital Corporation made as of April 23, 1993. (C) (Exhibit 10.14) and amendment dated June 30, 2001 (I) (Exhibit 10.4)

      4.9 Merger Agreement dated May 7, 2001 between the Company, MSV Resources Inc. and GeoNova Explorations Inc. pursuant to which MSV and GeoNova became wholly owned subsidiaries of the Company with Plan of Arrangement under the Canada Business Corporations Act and Arrangement By-Law attached. (H) (Exhibit 2)

      6.1   Statement detailing computation of per share earnings.

      8.1   Significant subsidiaries

      11.1  Standards of Ethical Conduct

      12.1 Certification of Andre Y. Fortier pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

      12.2 Certification of Lucie Brun pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

      13.1 Certification of Andre Y. Fortier pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

      13.2 Certification of Lucie Brun pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

      14.1  Consent of Samson Belair Deloitte & Touche

      14.2  Consent of Systemes Geostat International Inc.

      14.3  Consent of Met-Chem Canada Inc.

      14.4  Audit Committee Charter

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

                                          CAMPBELL RESOURCES INC.

Dated: May 19, 2004                       By: (s) Andre Y. Fortier
                                          ---------------------------
                                          Andre Y. Fortier
                                          President and Chief Executive Officer

                                          By: (s) Lucie Brun
                                          ----------------------------
                                          Lucie Brun
                                          Executive Vice President and Chief
                                          Administrative Officer (Principal
                                          Financial and Principal Accounting
                                          Officer)

                                  EXHIBIT INDEX

    EXHIBIT
    NUMBER                        EXHIBIT DESCRIPTION
--------------------------------------------------------------------------------
      1.1         Restated Articles of Incorporation dated August 9, 1999 (E)
                  (Exhibit 4(a)).

      1.2 Articles of Amendment dated May 19, 2000 consolidating the common shares on the basis of one post consolidation common share for every ten pre-consolidation common share. (F)
                  (Exhibit 3.1)

      1.3 Articles of Arrangement effective June 30, 2001 relating to the merger with GeoNova Explorations Inc. (I) (Exhibit 3.3)

      1.4         By-Law No. 1 as amended and as in effect on the date hereof
                  (A) (Exhibit 3.12)

      1.5         Amendment of By-Law No. 1 (A) (Exhibit 3.11)

      2.1 Trust Indenture made as of July 21, 1994 between the Company and Montreal Trust Company of Canada regarding the 7 1/2%
                  Convertible Subordinated Debentures (B) (Exhibit 4.1)

      4.1         The Company's Employee Incentive Plan as amended (E) (Exhibit
                  99)

      4.2 Employment Agreement dated August 6, 2002 between the Company and Andre Y. Fortier (J) (Exhibit 10.2)

      4.3 Employment Agreement dated August 6, 2002 between the Company and Claude Begin (J) (Exhibit 10.3)

      4.4 Employment Agreement dated August 6, 2002 between the Company and Alain Blais (J) (Exhibit 10.4)

      4.5 Employment Agreement dated August 6, 2002 between the Company and Lucie Brun (J) (Exhibit 10.5)

      4.6 Amended Employment Agreement dated December 1, 1994 between the Company and Lorna D. MacGillivray (B) (Exhibit 10.3)

      4.7         Directors' Stock Option Plan I (Exhibit 10.8)

      4.8         Royalty Agreement with Repadre Capital Corporation made as of
                  April 23, 1993. I (Exhibit 10.14) and amendment dated June 30,
                  2001 (I) (Exhibit 10.4)

      4.9         Merger Agreement dated May 7, 2001 between the Company, MSV
                  Resources Inc. and GeoNova Explorations Inc. pursuant to which
                  MSV and GeoNova became wholly owned subsidiaries of the
                  Company with Plan of Arrangement under the Canada Business
                  Corporations Act and Arrangement By-Law attached. (H) (Exhibit
                  2)

      6.1         Statement detailing computation of per share earnings.

      8.1         Significant subsidiaries

      11.1        Standards of Ethical Conduct

      12.1 Certification of Andre Y. Fortier pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

      12.2        Certification of Lucie Brun pursuant to Section 302 of the
                  Sarbanes-Oxley Act of 2002

      13.1        Certification of Andre Y. Fortier pursuant to 18 U.S.C.
                  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

    EXHIBIT
    NUMBER                        EXHIBIT DESCRIPTION
---------------   --------------------------------------------------------------
      13.2        Certification of Lucie Brun pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

      14.1        Consent of Samson Belair Deloitte & Touche

      14.2        Consent of Systemes Geostat International Inc.

      14.3        Consent of Met-Chem Canada Inc.

      14.4        Audit Committee Charter


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

      (E) refers to documents previously file d as an exhibit to Campbell's registration statement on Form S-8 (Registration No. 333-93063) and incorporated herein by reference.

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

      (I) refers to documents previously filed as an exhibit to Campbell's Annual Report on Form 20-F for the year ended December 31, 2001 dated May 14, 2002 and incorporated herein by reference.

      (J) refers to documents previous filed as an exhibit to Campbell's Annual Report on Form 20-F for the year ended December 31, 2002 dated May 15, 2003 and incorporated herein by reference.

            Exhibits in parentheses are references to the Exhibit No. of the filing indicated.