Form 20-F
period 2004-12-31
CAMPBELL RESOURCES INC /NEW/
filed 2005-04-18
CIK 718053

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended December 31, 2004
                                       OR
[ ] TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                          Commission File Number 1-8488

                     [COMPANY LOGO] Campbell Resources Inc.
             (Exact name of registrant as specified in its charter)

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

December 31, 2004:         107,245,848 common shares

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

FORWARD-LOOKING STATEMENTS........................................................................................1
CURRENCY AND METRIC EQUIVALENTS...................................................................................1
RESERVE AND RESOURCE ESTIMATES....................................................................................2
GLOSSARY OF SIGNIFICANT TERMS.....................................................................................2
Item 1.    Identity of Directors, Senior Managers and Advisors - Not Applicable...................................3
Item 2.    Offer Statistics and Expected Timetable - Not Applicable...............................................3
Item 3.    Key Information........................................................................................3
   Selected Financial Data........................................................................................3
   Summary of Differences Between US and Canadian GAAP............................................................5
   Risk Factors...................................................................................................6
         Mining Risks.............................................................................................6
   Environmental Matters..........................................................................................7
Item 4.    Information on the Company.............................................................................8
   History and Development of the Company.........................................................................8
Financings.......................................................................................................12
   Business Overview.............................................................................................14
Campbell Properties..............................................................................................15
   Organizational Structure......................................................................................16
         Inter-Corporate Relationships...........................................................................16
         Employees...............................................................................................17
Property, Plants and Equipment...................................................................................17
Business of Meston...............................................................................................17
The Joe Mann Mine................................................................................................17
         History.................................................................................................17
         Location, Access and Ownership..........................................................................18
         Geology.................................................................................................18
         Mineral Reserves and Resources..........................................................................19
         2001 Plan...............................................................................................21
         West Zone...............................................................................................21
         Mining..................................................................................................21
         Milling.................................................................................................22
         Employees...............................................................................................23
         Royalties...............................................................................................23
         Environmental Matters...................................................................................24
Mineral Exploration Properties...................................................................................24
         Chibougamau Exploration Properties......................................................................24
Business of MSV..................................................................................................25
The Copper Rand Mine.............................................................................................26
         Location and Title......................................................................................26
         History.................................................................................................26
         Copper Rand 5000 Project Background.....................................................................26
         Financing of the Copper Rand Project and Details of the Management of the Copper Rand Project...........26
         Other Aspects of the Copper Rand Project................................................................28
         Geology.................................................................................................28
         Mineral Resources.......................................................................................29
         Mining..................................................................................................29

The Copper Rand Mill.............................................................................................30
         General.................................................................................................30
         Milling.................................................................................................30
         Environmental Fund......................................................................................30
         Tailings and Waste Disposal.............................................................................30
         Employees...............................................................................................30
         Royalties...............................................................................................31
The Corner Bay Property..........................................................................................31
         Location and Title......................................................................................31
         History.................................................................................................31
         Geology.................................................................................................32
         Mineral Resources.......................................................................................33
         Royalties...............................................................................................33
The Eastmain Mine................................................................................................33
         Location and Title......................................................................................33
         History.................................................................................................33
         Geology.................................................................................................34
         Mineral Resources.......................................................................................35
         Surface Infrastructure..................................................................................35
         Mining..................................................................................................35
         Royalties...............................................................................................36
The Cedar Bay Property...........................................................................................36
Business of GeoNova..............................................................................................36
The Discovery Project............................................................................................37
         Location, Access and Ownership..........................................................................37
         Geology.................................................................................................38
         Mineral Resources.......................................................................................38
         Metallurgical Testing...................................................................................39
The Chevrier Project.............................................................................................39
         Location, Access and Ownership..........................................................................39
         Geology.................................................................................................40
         Mineral Resources.......................................................................................40
The Bachelor Lake Property.......................................................................................40
         Location and Access and Ownership.......................................................................41
Berthiaume Syndicate.............................................................................................42
         Property, Location and Access...........................................................................42
         Geology.................................................................................................42
The Pitt Gold Property...........................................................................................43
         Location, Access and Ownership..........................................................................43
         Geology.................................................................................................43
Item 5.    Operating and Financial Review and Prospects..........................................................44
   Management's Discussion and Analysis..........................................................................44
Summary..........................................................................................................44
         Achievements............................................................................................45
         Consolidated results....................................................................................46
         Summary of financial results............................................................................46
         Financial results.......................................................................................47
Changes in Accounting Principles.................................................................................48
         Impairment of long-lived assets.........................................................................48
         Flow-through shares.....................................................................................48
Critical Accounting Principles...................................................................................48

         Depreciation of long-term assets........................................................................48
         Depreciation and amortization...........................................................................49
         Financial instruments...................................................................................49
         Asset retirement obligations............................................................................49
Consolidated Financial Results...................................................................................49
         Production data.........................................................................................50
Summary Of Quarterly Results.....................................................................................50
Liquidities And Capital Resources................................................................................51
         Quarterly production data for the last three years......................................................51
Risk Factors.....................................................................................................54
Outlook..........................................................................................................54
   Tabular Disclosure of Contractual Obligations.................................................................55
Item 6.    Directors, Senior Management and Employees............................................................55
   Directors.....................................................................................................55
Senior Management................................................................................................57
   Executive Compensation........................................................................................57
Option/SAR Grants in Last Financial Year.........................................................................58
Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year End
Option/SAR Values................................................................................................59
Indebtedness of Directors and Executive Officers.................................................................59
Employee Incentive Plan..........................................................................................59
         Share Option Plan.......................................................................................60
         Share Purchase Plan.....................................................................................61
         Share Bonus Plan........................................................................................61
         Share Loan Plan.........................................................................................62
Remuneration of Directors........................................................................................64
Directors' and Officers' Liability insurance.....................................................................65
Employment Agreements............................................................................................65
Compensation Committee...........................................................................................65
         Composition of the Compensation Committee...............................................................65
         Executive Compensation Philosophy and Policy............................................................66
         Report on Executive Compensation........................................................................67
Shareholder Return Performance Graph.............................................................................67
Corporate Governance.............................................................................................68
   Employees.....................................................................................................75
Item 7.    Major Shareholders and Related Party Transactions.....................................................75
Item 8.    Financial Information.................................................................................75
   Financial Statements..........................................................................................75
   Legal Proceedings.............................................................................................75
   Dividend Record and Policy....................................................................................76
   Significant Changes...........................................................................................77
Item 9.    The Offer and Listing.................................................................................77
   Toronto Stock Exchange........................................................................................77
   OTC-BB........................................................................................................78
Item 10.      Additional Information.............................................................................78
   Memorandum and Articles of Incorporation......................................................................78
   Election and Qualifications of Directors......................................................................79
   Meetings......................................................................................................79
   Limitations on Ownership of Securities........................................................................80
   Change in Control of Company..................................................................................80
   Material Contracts............................................................................................80

   Exchange Controls.............................................................................................80
   Taxation......................................................................................................81
         Certain Canadian Federal Income Tax Consequences........................................................81
         Dividends on Common Shares..............................................................................82
         Disposition of Common Shares............................................................................82
         Certain United States Federal Income Tax Considerations.................................................83
         U.S. Holders............................................................................................84
         Distributions of Common Shares..........................................................................84
         Foreign Tax Credit......................................................................................84
         Disposition of Common Shares............................................................................85
         Other Considerations....................................................................................85
         Passive Foreign Investment Company......................................................................85
         Backup Withholding......................................................................................86
   Documents on Display..........................................................................................86
   Subsidiary Information........................................................................................86
Item 11.      Quantitative and Qualitative Disclosures about Market Risk.........................................86
   Gold Risk Disclosures.........................................................................................86
   Foreign Currency Risk Disclosures.............................................................................87
   Other Financial Instrument Risk Disclosures...................................................................87
   Competition...................................................................................................87
Item 12.      Description of Securities other than Equity Securities - Not Applicable............................87
           PART II...............................................................................................87
Item 13.      Defaults, Dividend Arrearages and Delinquencies - None.............................................87
Item 14.      Material Modifications to the Right of Security Holders and Use of Proceeds - None.................87
Item 15.      Controls and Procedures............................................................................87
Item 16 A.       Audit Committee Financial Expert................................................................88
Item 16 B.       Code Of Ethics..................................................................................88
Item 16 C.       Principal Accountant Fees And Services..........................................................88
   (a)   Audit Fees..............................................................................................88
   (b)   Audit-Related Fees......................................................................................89
   (c)   Tax Fees................................................................................................89
   (d)   All Other Fees..........................................................................................89
   (e)   Audit Committee's Pre-Approval Policies.................................................................89
   (f)   Auditors Use of Non-Permanent Employees.................................................................89
Item 16 D.       Exemptions From The Listing Standards For Audit Committees - None...............................89
Item 16 E.       Purchases Of Equity Securities By The Issuer And Affiliated Purchasers - None...................89
           PART III..............................................................................................89
Item 17.      Financial Statements...............................................................................89


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

                          Rate at           Average
                        December 31         Rate (1)         High            Low
                        -----------         --------         ----            ---
2000                       1.4995            1.4871         1.5355          1.4505
2001                       1.5925            1.5519         1.5925          1.4995
2002                       1.5800            1.5702         1.6049          1.5190
2003                       1.2923            1.3916         1.5286          1.2923
2004                       1.2034            1.3016         1.3970          1.1775


(1) The average rate means the average of the exchange rates on the last day of each month during the year.

         The high and low exchange rates based on the noon buying in the City of New York for each month during the previous six (6) months are as follows:

                                                High                     Low
                                                ----                     ---
        March (up to 30) 2005                  1.2463                   1.2017
        February 2005                          1.2562                   1.2294
        January 2005                           1.2422                   1.1982
        December 2004                          1.2401                   1.1856
        November 2004                          1.2263                   1.1775
        October 2004                           1.2726                   1.2194
        September 2004                         1.3071                   1.2648


         On March 30, 2005, the noon buying rate for Cdn$1.00 was US$1.2165.

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


                         RESERVE AND RESOURCE ESTIMATES

         The reserve and resource estimates, set forth in this document, have been prepared in accordance with applicable Canadian requirements. Mineral reserves and resources disclosed in this Report except the updated mineral reserves and resources at the Joe Mann Mine, the Copper Rand Mine and the Corner Bay Project at December 31, 2004 (2004 annual report) were previously disclosed in the Company's Joint Management Information Circular dated May 10, 2001. All mineral reserves and resources were updated and disclosed in a February 24, 2005 press release and in the annual report (the "Annual Report") for fiscal year 2004. Such estimates may not qualify as a commercially mineable ore body under standards promulgated by the U.S. Securities and Exchange Commission and will not qualify as mineable reserves unless the economic viability of the project is established and documented in a final feasibility study. Mineral resources that are not mineral reserves do not have demonstrated economic viability.


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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGERS AND ADVISORS - NOT APPLICABLE

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE - NOT APPLICABLE

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

         The following table sets forth selected consolidated financial information with respect to Campbell Resources Inc. ("Campbell" or the "Company") for the five years ended December 31, 2004 and is extracted in part from the more detailed consolidated financial statements included herein. The selected financial data set forth below is stated in thousands of Canadian dollars (except per share amounts).

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

FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA


                                                           (EXPRESSED IN CANADIAN DOLLARS UNLESS OTHERWISE INDICATED)
YEARS ENDED DECEMBER 31                                    2004        2003           2002          2001          2000
                                                              $           $              $             $             $
OPERATING RESULTS (IN THOUSANDS)                                                (Restated)    (Restated)    (Restated)
---------------------------------------------------- ----------- ----------- -------------- ------------- -------------
Metal sales                                              21,833      22,307         14,711             -        15,682
Loss from operations                                      9,515       6,368          7,023         5,305        44,675
Net loss                                                  8,192       3,940          5,361         4,566        42,025
Cash flow provided by (used for) operations               1,193     (4,380)        (4,994)         (787)      (13,800)
Capital expenditures                                     28,053       4,193          4,256         1,789         7,196

FINANCIAL POSITION (IN THOUSANDS)
---------------------------------------------------- ----------- ----------- -------------- ------------- -------------
Cash and short-term deposits                              1,191       4,752          3,432         2,761         4,548
Money market instruments                                      -           -              -             -             -
Total assets                                            177,756     159,773        133,866       112,333        77,960
Long-term debt                                           63,808      59,589         56,468        55,974        52,224
Capital stock                                            69,610      55,429         30,013        24,620       125,355
Shareholders' equity                                     54,585      45,803         24,284        24,250        13,468

PER SHARE DATA
---------------------------------------------------- ----------- ----------- -------------- ------------- -------------
Net loss per share                                         0.08        0.07           0.13          0.19          2.66
Book value per share                                       0.51        0.53           0.50          0.68          0.85

OPERATIONAL STATISTICS
---------------------------------------------------- ----------- ----------- -------------- ------------- -------------
Gold production - ounces                                 39,200      42,700         32,500             -        38,400
Gold revenue per ounce - US dollars                         408         369            321             -           279
Cash cost per ounce - US dollars                            419         375            361             -           463

SHARES OUTSTANDING (IN THOUSANDS)
---------------------------------------------------- ----------- ----------- -------------- ------------- -------------
At year end                                             107,238      86,762         44,478        32,562        15,784
Weighted average during year                             96,482      55,251         40,230        23,720        15,733
---------------------------------------------------- ----------- ----------- -------------- ------------- -------------


FOREIGN EXCHANGE RATE - US          2004               2003              2002               2001               2000
DOLLARS:
----------------------------- ------------------ ----------------- ------------------ ------------------ -----------------
Year end/average                  1.2034/1.3016     1.2923/1.3916      1.5800/1.5702      1.5925/1.5519     1.4955/1.4871
High/low                          1.3970/1.1775     1.5286/1.2923      1.6049/1.5190      1.5925/1.4995     1.5355/1.4505
----------------------------- ------------------ ----------------- ------------------ ------------------ -----------------


MONTH ENDED                                                                     HIGH                LOW            CLOSE
-----------                                                                     ----                ---            -----
February 28, 2005                                                             1.2562             1.2294           1.2295
January 31, 2005                                                              1.2422             1.1982           1.2396
December 31, 2004                                                             1.2401             1.1856           1.2034
November 30, 2004                                                             1.2263             1.1775           1.1902
October 29, 2004                                                              1.2726             1.2194           1.2209
September 30, 2004                                                            1.3071             1.2648           1.2648


                                                HIGH                     LOW
                                                ----                     ---
        March (up to 30) 2005                  1.2463                   1.2017
        February 2005                          1.2562                   1.2294
        January 2005                           1.2422                   1.1982
        December 2004                          1.2401                   1.1856
        November 2004                          1.2263                   1.1775
        October 2004                           1.2726                   1.2194
        September 2004                         1.3071                   1.2648


On March 30, 2005, the noon buying rate for Cdn $1.00 was US$1.2165.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                              (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)
YEAR ENDED DECEMBER 31, 2004                     1st Quarter       2nd Quarter       3rd Quarter         4th Quarter
------------------------------------------- ----------------- ----------------- ----------------- -------------------
                                                           $                 $                 $                   $
Metal sales                                            4,396             6,466             5,397               5,574
Loss from operations                                  (2,164)           (2,093)           (1,388)             (3,870)
Net earning (loss)                                    (1,796)           (2,100)           (1,267)             (3,029)
Net earning (loss) per share                           (0.02)            (0.02)            (0.01)              (0.03)

YEAR ENDED DECEMBER 31, 2003                               $                 $                 $                   $
                                                  (Restated)        (Restated)        (Restated)
Metal sales                                            4,628             6,331             6,159               5,189
Loss from operations                                  (2,319)           (2,647)             (103)             (1,299)
Net earning (loss)                                    (2,041)           (2,357)              540                 (82)
Net earning (loss) per share                           (0.04)            (0.04)             0.01                0.00

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

         In 2005, the Company will be dependent of two operations, the Joe Mann Mine and the Copper Rand mine (the "Copper Rand Mine"), as the source of its cash flow. The 2005 operating plan is based on a gold price of US$425 per ounce a copper price of US$1.25 per pound and a Canadian/US dollar exchange rate of US$1.00/CDN$1.25 and anticipates cash production costs (excluding pre-production development, exploration and reclamation costs of US$376 per ounce).

         The ability of the Company to achieve the cash costs is largely based on the successful adoption of the operating assumptions and completion of the exploration and development work contained. Should metal prices decrease significantly or the US dollar decline significantly compared to the Canadian dollar or the cash cost be higher than projected, the ability of the mines to generate cash flow will be impaired.

         Development is currently underway on the Copper Rand 5000 project (the "Copper Rand Project") which includes the Copper Rand Mine. The Copper Rand Mine is now in pre-production. The first tons of ore were hoisted October 18, 2004 and the first tons of concentrate were shipped to Noranda Inc's Horne smelter on November 23, 2004. The pre-production phase will continue with commercial production to begin in the early part of 2005. Commercial production will begin at an initial rate of 1,000 tons per day, will increase, mid-year 2005, to 1,200 tons per day and ramping up to 45,000 tons over a mine life of almost five years based on current mineral resources.

         Depending on the prevailing market conditions, development work on the Corner Bay project may be undertaken. There can be no assurance that the price of copper will not reach a level for the project to be economically viable nor that the Corner Bay property will be brought into production.

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

ENVIRONMENTAL MATTERS

         Campbell holds all the permits required under the "Environmental Quality Act" (Quebec), the "Mining Act" (Quebec) and other applicable legislation and regulations.

         During 1995, proposed amendments to the Mining Act (Quebec) relating particularly to rehabilitation and restoration plans came into force. This legislation required that a rehabilitation and restoration plan be submitted for approval within one year of the legislation coming into force and that a financial guarantee be furnished with respect to such plan.

         Campbell filed preliminary rehabilitation and restoration plans on March 9, 1996, and has filed additional information required there under within the extensions granted by Quebec mining authorities. Annual financial guarantees are required to be filed in connection with the rehabilitation and restoration plan within 15 days of approval of the plan. The plan for the Joe Mann Mine site was approved in early 2000 and an amount of $350,000 required was deposited as at December 31, 2004. The plan for the Campbell Mill site is pending approval. The appropriate method of re-mediating acid spots, which have appeared on fifty hectares of previously re-vegetated tailings, is currently being reviewed. Two alternate methods are being considered which involve costs ranging from $10,000 to $30,000 per hectare. Campbell currently estimates that the maximum annual financial guarantees will range from $154,000 in the first year to $1,871,000 in the fourth year for an aggregate of $3,517,500. The asset retirement obligations total $3,408,000 for both sites as at December 31, 2004.

         Campbell benefits from an environmental fund of approximately $4,400,000 ($4,100,000 in 2003) as at December 31, 2004. This amount was set aside for the restoration of the Copper Rand, Portage, Jaculet and Copper Cliff mining sites when the properties were acquired from Westminer Canada Limited (now WMC International Limited) ("Westminer") in 1993. The asset retirement obligations total $2,853,000 as at December 31, 2004. As at December 31, 2004 the trustee of the fund had posted a $1,163,000 financial guarantee with the ministere de l'Environnement (Quebec) ("MENVIQ") in respect of the rehabilitation plan which was approved by the Quebec mining authorities. In the event there is a shortage of funds required to do the rehabilitation and restoration work, the shortfall will be assumed equally between the Company and Societe de developpement de la Baie-James ("SDBJ").

         A $968,000 accrual has been recorded as asset retirement obligations at the Eastmain Property ("Eastmain" or the "Property"). No financial guarantee is required because the ore was milled at Copper Rand Mill and there are no tailings on the property.

         In January 2004, the Oujibougoumou Cree initiated legal proceedings against the Company, claiming that the poor condition of lakes in the region of Chibougamau, Quebec was due to mining activities in the area. The Public Health Department, the MENVIQ and the Quebec Fish and Wildlife Association began to study the issue. As a temporary measure, the Company and the plaintiffs jointly agreed to request that proceedings be suspended for one year. It is not possible to determine either the outcome of the proceedings or the financial consequences for the Company.

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

         On June 30, 2001 the Company merged, by way of plan of arrangement, with MSV Resources Inc. ("MSV") and GeoNova Explorations Inc. ("GeoNova"). The merger was undertaken in order to consolidate the operations of the three companies in the Chibougamau mining camp in northwestern Quebec.

         The exploration and development plan (the "2001 Plan") at the Joe Mann Mine, which commenced in November 2001, required a total investment of $10 million over a seventeen-month period. This amount was invested by March 31, 2003. Progress on this plan enabled the Company to gradually resume mining operations that had been suspended in November 2000. Milling operations re-commenced in February 2002 and commercial production at the Joe Mann Mine re-commenced on April 1, 2002. The $10 million investment was partially funded from cash flow from operations. In the fourth quarter of 2001, the Company committed to invest $4 million from its working capital and other cash receipts. In addition, a subsidy of $1 million was received from the ministere de l'Energie et des Ressources (Quebec) covering the period up to March 31, 2002 and an additional subsidy of the same amount was approved to cover expenditures during the period from April 1, 2002 to March 31, 2003. A $4 million loan from Investissement Quebec was finalized on May 10, 2002, of which $3.6 million was drawn down during 2002 and used, in part, to finance the development and exploration plan at the Joe Mann Mine. This loan was repayable in quarterly instalments of $670,000, the last of which were made in the first quarter of 2004. Under the terms of the credit facility, 606,061 share purchase warrants, which expired in February 28, 2005, were issued to Investissement Quebec, each warrant entitling its holder to purchase one common share of the Company at a price of $0.66.

         During the 2002 fiscal year, the Company also sold the last two tranches of a $32,400,000 royalty financing on future production from the Joe Mann Mine for cash receipts of $1.7 million and notes receivable totalling $26.1 million, as described in Note 4 of the consolidated financial statements.

         The royalty is payable to the unit holders based on the following formula: the fraction of outstanding royalty units over 4,740 units multiplied by $8 per ton of ore for the years 2002 and 2003, $14 for 2004, $35 from January 1, 2005 until the net proceeds of the royalty sale, plus interest of 10% compounded annually, exceed the aggregate of all royalty payments, from the date paid to the date of determination, at 10% compounded annually and $1.50 per ton thereafter. This royalty may be repurchased at any time on or after July 1, 2007 or at any time that the unit holders are in default. During the first quarter of 2003, with the decision not to bring the Corner Bay property into production, Campbell re-purchased the royalty units in Corner Bay and sold additional units in the Joe Mann Mine. Following this transaction, 4,740 royalty units in the Joe Mann Mine, the maximum number of units contemplated by the financing, were outstanding.

         In May 2000, a new company, Corporation Copper Rand Inc. ("CCR"), was formed for the purpose of financing the Copper Rand Project. The Company, through its wholly-owned subsidiary MSV, originally held a 16% equity interest and is the operator of the Copper Rand Project with its three partners (the "Partners"), the Solidarity Fund QFL ("Fund"), SDBJ and SOQUEM Inc. ("SOQUEM"), holding 28%, 28% and 28% respectively. SDBJ, a Quebec government-owned economy-based corporation, has as its mission to further the development of natural resources, other than hydro electrical resources, in the James Bay territory within a perspective of sustainable development. SOQUEM is a division of SGF Mineral inc., which is a subsidiary of the Societe generale de financement du Quebec ("SGF") (a Quebec government-owned corporation). Investissement Quebec is a government corporation with a full range of resources to both attract foreign investment and support the development of Quebec-based companies of all sizes in order to create jobs. It makes use of significant financial levers to promote investment projects that meet the government's economic development priorities. The mission of the SGF is to carry out economic development projects in co-operation with partners and in accordance with accepted requirements of profitability, in particular in the industrial sector.

         The Copper Rand Project, as finally approved, included the transfer of MSV assets related to the project valued at $10,000,000 in return for a 16% interest in CCR, the possible issuance of unsecured 8% convertible debentures by MSV for a maximum of $15,000,000, the possible issuance of shares of MSV exchangeable into up to 21,512,195 common shares of the Company in consideration of the exchange of interests held by the Partners in CCR, the possible issuance of 2,439,025 common shares of the Company to Investissement Quebec and the set-up of a guarantee by MSV in favour of Investissement Quebec. All common shares were to be issued at a minimum price of $1.025 per share and convertible debentures had a conversion price of $1.025 per share.

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

         Investissement Quebec has provided CCR with a loan and credit facility of up to $22 million to fund the Copper Rand Project. Of this amount, $5.5 million had been drawn at December 31, 2003. The loan provides that interest payments commence in June 2005 and repayment commences in June 2005 (in 16 quarterly payments). The facility is secured by a charge on the assets of CCR, excluding inventory and receivables. As promoter and manager of the Copper Rand Project, MSV has guaranteed the Investissement Quebec loan. CCR has received a subsidy of $840,000 from the ministere des Ressources naturelles, de la Faune et des Parcs (Quebec) and is eligible to receive $1,200,000 from the Centre local d'emploi in training grants and approximately $3,000,000 in mining tax credits.

         The initial project consisted of two phases. Phase I included the deepening of the shaft to a depth of 3940 feet and the access to the ore via a 3900-foot decline at the 4550 level. The total cost of Phase I was estimated at $39,000,000. Phase II included the continuation of the decline to access the 5000 level. The cost of Phase II was estimated at $7,000,000 and was to be financed from operating flows.

         In early 2002, the Copper Rand Project was modified to eliminate most of the second phase by deepening the shaft by an additional 170 feet, eliminating most of the cost of the second phase. As of December 31, 2002, the deepening of the shaft and development of the 4150 level have been completed. Work on the 3,800-foot decline ramp was completed in March 2004. The ventilation raise is completed, work on installing the conveyor is done and pre-production development is started. Commercial production will start in 2005 at an initial rate of 1,000 tons per day. The increase is primarily due to the following factors: The additional 170-foot deepening of the main shaft, unplanned underground rehabilitation work, rehabilitation work on the mill required due to the inactivity since the 1997 shutdown, major mechanical repairs to the hoist, additional 2,100 feet of raise for improving ventilation and emergency exit, required training programs, the delays due to a lower than forecast rate of mine development and the impact of fixed costs during the delay in commencement of production.

         In the context of this reorganization, on October 1, 2003, Campbell, through MSV, acquired control of CCR by increasing its interest from 26% to 76% through the issuance of 12,195,120 Campbell common shares. CCR is the owner of the Copper Rand and Cedar Bay mines and the Copper Rand Mill, which has a capacity of 3,000 tons per day, situated in the Chibougamau mining camp of Quebec.

         On November 30, 2004, the Company acquired the remaining 24% of the outstanding shares of CCR, which became a wholly-owned subsidiary. The Company entered into an agreement with the Fund, the SGF Mines Inc. ("SGF Mines") and SDBJ by which Campbell, through MSV, acquired each of their respective 8% interests in CCR by issuing, to each of the Partners, a total of 1,951,220 Campbell common shares, for a total of 5,853,660 shares. The Partners have participated in the development of the Copper Rand Project since 2001. In June 2003, the Partners agreed to convert part of their interest in CCR into shares of Campbell thus increasing Campbell's participation to 76%. This new agreement allows Campbell to acquire all minority interests, which had a book value of $5,721,000 as of November 30, 2004.

         On December 31, 2004, MSV and CCR merged. The Copper Rand Mine is now held 100% by the Company through its wholly-owned subsidiary MSV.

         The collective agreement covering the production and maintenance employees of Copper Rand was renewed earlier this year and will terminate on April 30, 2009. Negotiations for the renewal of the collective agreement at the Joe Mann Mine are currently underway. The agreement terminated on December 31, 2004 and the Company is confident that the on-going discussions will result in a new agreement shortly.

         On October 8, 2002, Strateco Resources Inc. ("Strateco") signed a final agreement with GeoNova, under which Strateco has the option to acquire a 50% interest in the Discovery gold project by funding $4,500,000 in exploration over four years, including $750,000 the first year, and by issuing 600,000 common shares of Strateco, with 300,000 issued upon signature. Each share will be accompanied by a half warrant valid for a period of 24 months. One whole warrant enables its holder to acquire one share of Strateco at a 20% premium over the average weighted price on the TSX over the ten days preceding the date of issuance. In September 2003, the agreement was amended to include the Cameron Property, which is contiguous to the Discovery Gold Project. All of the other provisions of the agreement remain unchanged. Strateco had completed 2,000 metres of drilling in late 2002, which was followed by a program of about 10,000 metres of drilling in 2003 and an additional 7,000 meters in 2004. By December 31, 2004 Strateco had incurred $2.5 million in exploration expenses. A budget of $1 million in exploration work has been proposed for 2005.

         During the 2001 fiscal year, the Company entered into an option agreement to sell its Mexican subsidiary, Oro de Sotula, S.A. de C.V. ("Sotula"), which held the Santa Gertrudis property, to Queenstake Resources Ltd. ("Queenstake"). This option was exercised effective January 31, 2002. Queenstake assumed full liability for proper abandonment and reclamation of the Santa Gertrudis property and has agreed to indemnify that company with respect to all environmental obligations. The transaction provided that the Company could receive up to US$2 million depending on future events as outlined in Note 13 of the consolidated financial statements, plus a 1% net smelter returns royalty on any future production from the property and a one-third share of any proceeds from a further sale of the Santa Gertrudis property by Queenstake. In September 2002, the Company received US$150,000 through the issuance of 978,500 shares of Queenstake, pursuant to a provision note triggered at a gold price of US$330. These shares were sold for net proceeds of $430,000, during the first quarter of 2003. In 2003, payment of the remaining notes totalling US$1,850,000 was triggered and the Company received a final amount of US$1,650,000 of which CAN$1,492,000 was paid in cash and the balance by the issuance of common shares by Queenstake.

         In November 2002, the Company sold its other Mexican subsidiary, Recursos Escondidos, S. A. de C.V., holder of the Roca Roja Property to International Coromandel Resources Ltd. ("Coromandel"). As consideration for the sale, the Company received 50,000 common shares of Coromandel; a 1% net smelter returns royalty and a royalty of US$0.10 per ton of ore mined up to a maximum of US$2 million in respect of any future operations on the property. Coromandel assumed full liability for proper abandonment and reclamation of the Roca Roja property and indemnified the Company with respect to all environmental obligations.

         In 2002, Queenstake sold the property to Coromandel and, under the agreement between the Company and Queenstake, the Company received one-third of the consideration consisting of 120,769 shares of Coromandel and a net smelter return royalty on the Santa Gertrudis property of two-thirds of a percent (2/3%).

         In July 2003, the Company entered into an agreement with Wolfden Resources Inc. ("Wolfden") entitling Wolfden to acquire a 50% interest in the Bachelor Lake property, located in the Township of Lesueur, Quebec, by committing to spend $3,000,000 in exploration work on the property over three years, of which $1,500,000 would be spent in the first year, and by paying $100,000 per year over the first two years or, in lieu of each payment, to issue 50,000 common shares of its capital stock.

         In January 2004, the Oujibougoumou Cree initiated legal proceedings against the Company, claiming that the poor condition of lakes in the region of Chibougamau, Quebec was due to mining activities in the area. The Public Health Department, the MENVIQ and the Quebec Fish and Wildlife Association began to study the issue. As a temporary measure, the Company and the plaintiffs jointly agreed to request that proceedings be suspended for one year. It is not possible to determine either the outcome of the proceedings or the financial consequences for the Company.

         In 2004, the Company, through its wholly-owned subsidiary GeoNova, concluded an agreement with Metanor Resources Inc. ("Metanor") to sell all of its interest in the Bachelor Lake Property. Metanor acquired 100% of the rights, titles, interest and the Wolfden option. The purchase price represented $2,300,000, of which $100,000 was paid on the offer acceptation date, $200,000 on the conclusion date and the balance is scheduled to be paid on June 30, 2005 at the latest. The outstanding balance of the purchase price is unsecured and bears interest at 10% from December 1, 2004, repayable with each capital payment. In the event that the purchase price balance remains unpaid on July 1, 2005, the Company will be allowed to cancel the transaction without any reimbursement of capital and interest payments made by Metanor. The Sale and Purchase Agreement provides for Metanor to assume the obligations of GeoNova under the Wolfden option and Joint Venture Letter of Agreement dated June 18, 2003 and to assume together with Wolfden the royalty payments to be paid once the Bachelor Lake Property is put into production.

FINANCINGS

         During 1991, a predecessor of Meston entered into a corporate restructuring and financing arrangement (the "1991 Financing") in which it issued to a group of Canadian financial institutions $38,000,000 of guaranteed subordinate debentures and notes (the "Guaranteed Debentures") and $12,000,000 of guaranteed non-cumulative redeemable retractable preferred shares (the "Preferred Shares") and renounced to Canadian development expenses. The Guaranteed Debentures bear interest at varying rates and are repayable upon maturity in 2007. The Preferred Shares are retractable in 2007. In order to secure the obligations in respect of the Guaranteed Debentures and the Preferred Shares, Meston Investments Limited, a subsidiary of Meston entered into an interest rate exchange agreement (the "Exchange Agreement") with a major international bank (the "Bank") and irrevocably assigned all amounts receivable under the Exchange Agreement directly to the investors. The proceeds of the Exchange Agreement will be used to make all interest payments, repay the Guaranteed Debentures upon maturity and retract the Preferred Shares. Accordingly, the Bank is primary obligor under the 1991 Financing and Meston is contingently liable should the Bank fail to perform under the agreements. The Guaranteed Debentures are subordinate to all current non-trade and future senior indebtedness of Campbell and its subsidiary.

         The mineral development expenditures which were renounced to the investors in 1991 were based, in part, on independent valuations of certain related mineral properties. Canada Customs and Revenue Agency ("CCRA") has challenged certain of those valuations, and disallowed certain of the renounced flow-through deductions to certain of the investors. Meston may be contingently liable for certain losses or damages to investors, if any, that may result if CCRA were to ultimately be successful in its challenges.

         In July, 1994, concurrent with the acquisition of Santa Gertrudis, the Company entered into an underwriting agreement with First Marathon Securities Limited pursuant to which the Company sold US$11,005,000 aggregate principal amount of 7 1/2% Convertible Subordinated Debentures (Unsecured) (the "7 1/2% Debentures"). The 7 1/2% Debentures came to maturity on July 21, 2004, the tenth anniversary of their date of issue. The Company repaid the 7 1/2% Debentures at maturity by issuing common shares of the Company at the conversion price of US$5.00 per common share (on a post-consolidation basis).

         During the 2001 fiscal year, the Company raised $500,000 through the completion of a private placement of 1.2 million common shares and a warrant for the purchase of an additional 1.2 million common shares at $0.49 per share. This warrant was exercised during the first quarter of 2002 to raise an additional $570,000.

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

         In October 2003, the Company raised $1,000,000 through a brokered private placement of 1,431,000 flow-through shares at a price of $1.00 per share.

         In December 2003, the Company raised $500,000 through a private placement of 431,034 flow-through shares at a price of $1.16 per share.

         In March 2004, the Company closed a private placement led by GMP Securities Ltd. and including Westwind Partners Inc., Sprott Securities Inc., Haywood Securities Inc. and Maison Placements Canada Inc., of 11,023,000 units at $0.80 per unit, for gross proceeds of $8,818,400. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable for one common share at $1.20 per share for a period of three years. The proceeds of this private placement were used for the development of the Copper Rand Mine located in Chibougamau, Quebec.

         In 2004, the Company concluded an amendment to the convertible debentures to postpone all payments by one year. These debentures are convertible at any time, at the option of the holders into common shares of MSV and will bear interest at a base rate of 8% annually plus added interest based on metals prices and CCR's production volume. Additional approval by regulatory authorities will be required should the additional interest be converted into shares. The conversion price is $1.025 per share. Conversion of all the outstanding debentures would require the issuance of 634,146 common shares of Campbell. The debentures are refundable as to 20% of capital on July 1, 2005, as to 40% on July 1, 2006 and as to 40% on July 1, 2007.

         Beginning on the first anniversary, the debentures are convertible at the MSV's option at a conversion price equal to the average closing price of Campbell's common shares over the 20 trading days prior to conversion, on condition that the average closing price of Campbell common shares over the 20 trading days prior to the date of conversion is at least equal to or greater than twice the adjusted conversion price under the terms of the debentures. Pursuant to the exercise of its conversion rights, MSV can only convert debentures up to a maximum of the lesser of 25% of the number of Campbell common shares that are issued and outstanding on such date and 40% of the trading volume of the Campbell common shares on the Toronto Stock Exchange (the "TSX") over the six-month period prior to conversion. The terms of the debentures also provide for a 6 month waiting period between the conversion of any debenture by MSV and provide for an escalation in the conversion price of $1.025 for each US $10 increase in the price of gold above US $350 up to a maximum escalation of $1.64.

         During the month of October 2004, the Company obtained a line of credit of up to US$8 million with Auramet Trading, LLC (the "Lender") in order to finance 90% of the payable copper and silver content and 100% of the payable gold content included in the concentrate shipped to Noranda Inc.'s smelting facilities from the Copper Rand and Joe Mann mines. This line of credit allows the Company to receive the value of the payable content on the second working day following receipt of the concentrate by Noranda Inc. instead of the fourth month following the month of shipment. These advances bear interest at the London Interbank Offer Rate (LIBOR), plus 2.5%. To secure this financing, the Company has assigned the settlement receivables to the Lender. This line of credit terminates on December 31, 2005, with the Lender having the option to renew the facility for an additional two-year period. The Company paid a fee of US$100,000 and issued 200,000 share purchase warrants, giving the Lender, for a three-year period, the right to subscribe to 200,000 common shares at a price of $0.65 per share.

         In 2004, MSV, a subsidiary of the Company entered in an exchangeable capital units ("ECU") financing of $4,000,000 with RMB Resources Ltd. ("RMB"), guaranteed by a first-ranking hypothec on the Corner Bay, Eastmain and Joe Mann properties, and a floating charge on all other Company assets. The net proceeds were used to complete the development at the Copper Rand Mine and to increase working capital. The amounts borrowed can be redeemed by tranches of $500,000 on or before May 2, 2005, at the

Company's option. On that date, RMB may elect to convert a maximum of $1,000,000 into common shares of the Company. After May 2, 2005, and before November 2, 2006, the maturity date, RMB may elect to convert part or the balance owing under this facility into common shares of the Company. In both instances, the rate of conversion will be $0.574 per share if the average price of the share is less than $1.70 per share for a period of 20 days prior to conversion. If the average price of the share for the same 20-day period is equal to or higher than $1.70 per share, the rate of conversion will be the multiple of the average multiplied by the rate of conversion of $0.574 per share and divided by $1.70. The outstanding balance is to be reimbursed by the Company on November 2, 2006. The ECU financing bears interest at LIBOR plus 3.5% and is payable quarterly. If the Company decides not to pay the interest, RMB may elect to add the interest payable to the balance of the loan or to convert it in common shares based on the current market price.

         The Company completed a $1,800,000 non-brokered private placement in December 2004 through the issuance of 2,690,367 flow-through shares to private investors. The amount raised under this private placement will allow Campbell to pursue its exploration programs on the Meston (adjacent to the Joe Mann Mine), Corner Bay, Jaculet and Eastmain properties into 2005.

         As of March 30, 2005, 107,245,848 common shares of the Company were issued and outstanding.

BUSINESS OVERVIEW

         Campbell is a gold and copper mining company operating principally in the Chibougamau area in northern Quebec. The two main assets of the Company are the Joe Mann Mine and the Copper Rand Mine.

         The Joe Mann Mine, an underground gold mine owned by Meston Resources Inc. ("Meston"), a wholly-owned subsidiary of the Company, is located near the town of Chibougamau, which is approximately 350 miles north of Montreal, Quebec. The Joe Mann Mine was brought into production by Campbell in 1987.

         After a shutdown in November 2000, Joe Mann Mine resumed activities in November 2001 by undertaking a $5 million exploration program and development work to permit resumption of the production in April 2002.

         The breakdown of total metal sales for the last three financial years are as follows:


Sales                                              2004                    2003                    2002*
-----                                     ---------------------   ---------------------   ----------------------
                                          Quantities      $'000   Quantities      $'000   Quantities       $'000
                                          ----------      -----   ----------      -----   ----------       -----
Gold (ounces)                                 38,447     20,287       42,526     21,637       27,776      14,072
Copper (lbs)                                 795,000      1,422      813,000        931      502,000         466
Silver (ounces)                               22,456        199       18,927        130       12,000          93
Gain (loss) on foreign exchange                             (75)                   (392)                      80
                                                         ------                  ------                   ------
Total                                                    21,833                  22,307                   14,711


* Nine months of production in 2002

         The gold extracted is recovered in the form of gold bars which are sold on the gold market or included in the copper concentrate purchased by Noranda Inc. as per the Copper Concentrate Agreement signed in 2002 for a three-year period. Under this agreement, the price of gold is the average of the London second fix price of the third month following the shipment.

         The Copper Rand Mine, an underground gold and copper mine owned by MSV, a wholly-owned subsidiary of the Company, is also located near the town of Chibougamau. The Copper Rand Mine was first brought into production in 1959 by a previous owner.

         Since 2001, development work has been performed to permit the access to the ore body between levels 4,000 and 5,000. The development work includes the deepening of the shafts with all its infrastructure, a 3,800-foot decline ramp with its conveyor, a raise of ventilation connected to the upper level and all the development to access, the modification to the hoist system and the preproduction.

         The following map of the Province of Quebec shows the locations of the mines and principal exploration properties of the Company.

CAMPBELL PROPERTIES

[GRAPHIC OMITTED]

    1 Pitt Gold                              5 Chevrier                        9 Copper Rand Mine
    2 Berthiaume Syndicate                   6 Gwillim                         10 Corner Bay
    3 Discovery                              7 Joe Mann Mine                   11 Eastmain
    4 Bachelor Lake (sold in 2004)           8 Cedar Bay                       12 Lac Harbour

         The Company sells metals on international markets at prices that fluctuate daily based on world market supply and demand and is in competition with other mining companies, insofar as they produce the same product, in a market where price and quality advantages cannot be claimed by any of the market participants.

         Factors that allow producers to remain competitive in the market over the long-term are the quality (grade, metallurgy, etc.), and size of the ore body, cost of production and the proximity to market. In all these factors, the Company is competitive to greater or lesser degrees; but because of the number of companies and variables involved, no individual or group of producers can be pointed to as being in direct competition with Campbell.

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

                               [GRAPHIC OMITTED]

----------------
Notes:

(1) See discussion of agreement with Strateco discussed under "Information on the Company-History and Development of the Company".

         EMPLOYEES

         Campbell and its wholly-owned subsidiaries employed approximately 310 persons as at December 31, 2004, of whom 233 were covered by collective bargaining agreements. The relationship of Campbell and its subsidiaries with their employees and contractors is considered by Campbell to be satisfactory. During 2004, 2003 and 2002, there were no material strikes or walkouts.

         The collective agreement for the Copper Rand Mine was renewed in 2004 and will terminate on April 30, 2009, and the collective agreement for the Campbell Mill are renewable in 2005. Negotiations for the renewal of the collective agreement at the Joe Mann Mine are currently underway. The collective bargaining unit at the Joe Mann Mine is represented by Le Syndicat des Travailleurs-euses de la Mine Meston ("CSN"). Collective agreements with the United Steelworkers of America cover the Campbell Mill, the Copper Rand Mill and the Copper Rand Mine. The collective agreement for the Campbell Mill will not be renewed at this time due to the temporally shutdown since January 2005.

PROPERTY, PLANTS AND EQUIPMENT

BUSINESS OF MESTON

THE JOE MANN MINE

         HISTORY

         The Joe Mann property was acquired in July 1980 by Meston Lake Resources Inc. ("Meston Lake"), a predecessor of Meston, a wholly-owned subsidiary of Campbell. The original deposit was discovered in 1950. A three-compartment exploration shaft was sunk and some 859,000 tons of ore grading 0.176 oz/ton of gold had been mined and milled until June 1975 when rising costs coupled with poor recoveries prohibited further mining. Subsequently, Meston Lake acquired the mine and the shaft was dewatered in 1980 before financial problems put a halt to the operation.

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

During 1992, the No. 2 shaft was deepened to a depth of 2,676 feet. This deepening project opened up four new levels between the 1825 and 2350 levels. The deposit has been mined along a 3,000-foot strike. During 1997 and 1998, the No. 2 shaft was further deepened by 1,081 feet to a depth of 3,757 feet to permit six new levels to be mined. This project was completed in July 1998 at a cost of $13.1 million, approximately $1.4 million less than budget. The No. 2 production shaft is constructed to permit future deepening without interruption of production.

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

         In the period following this decision, mineral resources and reserves were reviewed and the 2001 Plan for the resumption of operations was prepared. Management also considered various strategies to ensure that the future exploration and development requirements of the mine would be properly funded. The 2001 Plan was presented to the Board of Directors on March 14, 2001. The 2001 Plan concluded that current development was insufficient to permit the required production rates to be achieved and maintained and that a development and long-term exploration program was required to permit planning and development between the 2,350 and 3,400-foot levels. The 2001 Plan at the Joe Mann Mine commenced in November 2001. Progress on these programs enabled the Company to gradually resume mining operations in April 2002. Milling operations re-commenced in February 2002 and are still ongoing.

         LOCATION, ACCESS AND OWNERSHIP

         The Joe Mann Mine is located approximately 40 miles south of Chibougamau, Quebec, which is approximately 350 miles north of Montreal. The property consists of three mining concessions and a one mining lease covering 106 hectares and 24 mining claims covering approximately 400 hectares. In addition, Meston holds 225 mining claims covering approximately 3,350 hectares outside of the Joe Mann Mine area. The property is accessed from Chibougamau by road. Highway 167 leads to the gravel mine access road, which is approximately 12 miles in length and is serviced by Meston.

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

         Two principal veins account for almost 85% of the known mineral reserves and 90% of production contemplated by the 2001 Plan. The main vein (the "Main Vein") is located north of the shaft and has an east-west strike length of approximately 3,000 feet with an 80-degree dip to the north. The Main Vein contains about 87% of the reserves. The South Vein accounts for 13% of reserves and is located about 350 feet south of the Main Vein between the No. 1 shaft and the No. 2 production shaft. The south vein (the "South Vein") has a strike length of about 3,000 feet in an east-west direction and a north dip and appears to weaken below the 2,750 level.

         Exploration on the 2,575 level, initiated in the fall of 1998, encountered positive results approximately 1,000 feet east of the shaft and led to the discovery of a new zone situated north of the Main Vein. At present, it is thought that the mineralization of the new ore zone is spatially and genetically related to a large quartz-feldspar porphyry dyke.

         There are two limbs of high-grade ore mineralization that occur at the northern and southern contacts between the porphyry dyke and a sheared gabbro. During 1999, definition drilling indicated an extension of a high grade zone in the hanging wall of the Main Zone between the 2750 and 3100 levels. Definition drilling is continuing between the 2,250 and 3,450 levels in order to outline additional mineral reserves and resources and confirm grade and potentially identify wider zones in this area.

         MINERAL RESERVES AND RESOURCES

         Mineral reserves and resources at the Joe Mann Mine were reviewed extensively by management following the temporary suspension of mining operations in November 2000.

         The following table summarizes mineral reserves and resources estimated by management and calculated at December 31, 2004 on the basis of a gold price of US$425 and a US/Canadian dollar exchange rate of 1.25 and at December 31, 2003 and 2002 on the basis of a gold price of US$350 per ounce. The mineral reserves and resources at December 31, 2003 were audited by Systemes Geostat International inc, independent geological and mining consultants, in a report to Campbell dated February 23, 2004. Previously, the mineral reserves at December 31, 2000 were confirmed, with limited independent sampling and testing, by Met-Chem Canada Inc., independent geological and mining consultants, in a report to Campbell dated April 12, 2001.

                                            Mineral Reserves
                --------------------------------------------------------------------------
                   December 31, 2004          December 31, 2003        December 31, 2002
                -----------------------      -------------------      --------------------
                              Grade                    Grade                      Grade
                Tons          (oz./ton)      Tons      (oz./ton)      Tons        (oz/ton)
                -------       ---------      -------   ---------      -------     --------
  Proven        107,000         0.306        186,360     0.268        170,300       0.246
  Probable      105,000         0.305        357,840     0.294        396,600       0.271
                -------         -----        -------     -----        -------       -----
  Total         212,000         0.306        544,200     0.285        566,900       0.264
                                             =======     =====        =======       =====

                                   Mineral Resources (excluding reserves)
                --------------------------------------------------------------------------
                   December 31, 2004          December 31, 2003        December 31, 2002
                -----------------------      -------------------      --------------------
                                                       Grade                      Grade
                                             Tons      (oz./ton)      Tons        (oz/ton)
                                             -------   ---------      -------     --------
Measured        214,000        0.246        106,100     0.229          86,500      0.244
Indicated       257,000        0.289        752,970     0.264         769,700      0.314



---------------
Notes:
(1) These estimates were verified internally by Jean Tanguay (2003-2004) and by Linda Desjardins (2002), both Qualified Persons who have been employed as geologists in the Chibougamau area respectively since 1996 and 1988.
(2) Details and parameters of mineral resource calculations at December 31, 2002, 2003 and 2004.


        CALCULATION METHOD                           Data bloc modelling
        ------------------                           -------------------
        Cut off grade 2002 (2003) (2004)             0.175 oz Au/T (0.2000) (0.250)
        High-grade cut Au                            2.0 oz
        Dilution 2002 (2003-2004)                    5 ft. (6 ft) min. horz. Width
        Mill recovery (Au) 2002 (2003) (2004)        94% (93%) (85%)
        Price assumption (Au) 2002, (2003) (2004)    US$350/oz (US$400/oz) (US $425/oz)
        Exchange rate Can$/US$ 2002 (2003) (2004)    0.667, (0.769) (0.80)

         The total estimated proven and probable mineral reserves at the Joe Mann Mine decreased by 332,200 tons from 544,200 tons at December 31, 2003 to 212,000 tons at December 31, 2004. After taking into account production during 2004 of 185,490 tons grading 0.230 ounces of gold per ton, and the increase of the cut off grade from 0.200 opt AU to 0.250 opt AU.

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

         Exploration activity at Joe Mann mine was gradually scaled down in 2004. The depth extension of the West Zone below the 2900 level was deceiving and others targets tested which could have been accessible within the mine infrastructure did not return significant results considering that a cut off grade of 0.30 opt Au over 6 feet was required to be mined profitably. Therefore, at December 31, 2004 reserves and resources at the Joe Mann Mine were as follows:

                                                TONS (SHORT)                                AU (OPT)
                                                ------------                                --------
RESERVES
           Proven                                 107,000                                     .306
           Probable                               105,000                                     .305
                                                  -------                                     ----
TOTAL RESERVES                                    212,000                                     .306
                                                  =======                                     ====

RESOURCES
           Measured                               214,000                                     .246
           Indicated                              257,000                                     .289
                                                  -------                                     ----
TOTAL RESOURCES                                   471,000                                     .269
                                                  =======                                     ====

           Inferred                               180,000                                     .191
                                                  -------                                     ----


Notes:

         Information on calculations of mineral reserves and resources at Joe
         Mann:

         - All data verified by J. Tanguay, Chief Geologist at the Joe Mann Mine and by A. Blais Vice President Development and Geology for Campbell;

         - Economic parameters: Au = US$425/oz, Cu = US$1.25/lb US$/Can$ = 1.25;

         - All high gold grades brought back to 2.0 opt Au;

         - Method used, polygon on orthogonal projection. Cut off = 0.25 opt Au (reserves); 0.20 opt Au (resources); Recovery = Au : 85%

There is no underground exploration program scheduled for 2005 at the Joe Mann Mine. However, exploration from surface to identify potential target in vicinity of the mine infrastructure is scheduled.

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

         The 2001 Plan also assumed that an initial $5 million exploration program would be undertaken on the Main Vein and on the West Zone providing sufficient information for the development and planning of work sites in the Main Vein between the 2350 and 3400-foot levels.

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

         WEST ZONE

         In addition to ore from the Main and South Veins, which are situated east of the production shaft, the prior mine plan included some initial production from the West Zone between the 1650 and 1825 levels of the mine. As part of the 2001 Plan, an exploration drift to the West at the 2925-foot level was proposed. Five bases for exploration diamond drilling, five hundred feet apart are allowing drilling coverage from levels 2350 to 3450 on a lateral length of 2300 feet. The South Vein, situated between the exploration drift and the target zone, is also evaluated further. This area has had little exploration to date and the goal is to increase the tons per vertical foot between the 2350 and 3450 levels which would allow an increase in the production rate in coming years. Work in this area resumed in April, 2003 having been suspended in 2002.

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

         In 2003 and 2004 mining at Joe Mann was essentially carried out using the long hole mining method.

         The following table sets out production from the Joe Mann Mine for the past three years:

                                                         Joe Mann Mine
                                                       Production Summary
                                                     Year ended December 31
                                                ---------------------------------
                                                  2004       2003          2002(1)
                                                --------   --------      --------
Tons Milled                                      185,490    182,768       134,328(4)
Gold Grade (oz./ton)                               0.230      0.252         0.236
Copper Grade (%)                                    0.23       0.23          0.26
Gold Produced (ounces)                            39,175     42,749        32,500(3)
Copper Produced (000's lbs.)                         801        806           502
Cash Operating Costs(2) (US$ per oz. of gold)   $    411   $    375      $    359


------------
Notes:
(1) Mining operations resumed in April 2000 and were temporarily suspended on November 10, 2000. Mining operations were again resumed in April, 2002.
(2) Operating costs include all on-site mining, processing and administrative costs, net of copper and silver by-product credits and for 2002, represent cash operating costs since the resumption of commercial production in April, 2002.
(3)      Includes 4,710 ounces produced during the development period.
(4)      Excludes 24,000 tons of development tonnage.


         MILLING

         Ore from the Joe Mann Mine was transported approximately 40 miles by truck to Campbell's Campbell Mill for processing. The Campbell Mill was commissioned in 1955 and is regularly maintained and is in good working order. During 2003, the gold recovery rate at the Campbell Mill, which processed ore from the Joe Mann Mine, was 93% compared to 87% in 2002 and the copper recovery rate 95% compared to 91% in 2002. The mill process includes three separate circuits; a gravity circuit, a flotation circuit and a cyanide circuit. Original design capacity at the Campbell Mill was 3,500 tons per day as a flotation mill. The Campbell Mill was modified to include a cyanide circuit. Gold recovered from the gravity and cyanide circuits is formed into dore bars on site and is shipped to the Royal Canadian Mint for refining. The flotation circuit uses standard technology to produce a copper-gold concentrate. The copper-gold concentrate is shipped by rail and/or by truck to Noranda Inc.'s Horne Smelter in Rouyn/Noranda, Quebec for smelting and refining. Since January 2005, the ore from the Joe Mann Mine is transported and processed to the Copper Rand Mill instead of the Campbell mill to optimize physical and human resources.

         EMPLOYEES

         At the Joe Mann Mine (including the mill & administration), 165 persons were employed as of December 31, 2004, compared to 182 persons as of December 31, 2003. Of the 165 employees, 115 mine workers were covered by a collective bargaining agreement with CSN, 15 mill workers were covered by a collective bargaining agreement with Les Metallurgistes Unis d'Amerique (the United Steelworkers of America) and one nurse was covered by a collective bargaining agreement with La Federation des Infirmiers et Infirmieres du Quebec (FIIQ). During 2004, 2003 and 2002, there were no material strikes or walkouts at the Joe Mann Mine.

         Negotiations for the renewal of the collective agreement at the Joe Mann Mine are currently under way. This agreement terminated on December 31, 2004.

         In February 1999, CSN, the union representing the hourly mine workers at the Joe Mann Mine, supported the implementation of the new work schedule and agreed to a two-year extension to the then current labour agreement. Also in February 1999, a new three year contract was agreed to with Les Metallurgistes Unis d'Amerique (the United Steel Workers of America), the union representing the hourly mill workers at the Campbell Mill, on the same terms regarding wages and gold price participation as were approved by the CSN. The collective agreement with FIIQ has comparable terms to the other two collective agreements. The agreements provided for an annual increase of $0.25 per hour for the mine and mill workers, amounting to an annual cost of approximately $120,000. In addition, a gold price participation formula has also been approved. For a gold price ranging between $525 and $625 per ounce, the employees would be entitled to a maximum of an additional $0.80 per hour. The 2001 Plan initially contemplated a five-day per week mining schedule, with lateral development to be carried out on a seven-day per week schedule, compared to the seven-day per week schedule in 2000. In January 2003, a five-day per week mining schedule was implemented at the Joe Mann Mine.

         ROYALTIES

         In May 1993, Meston sold a graduated net smelter return royalty to Repadre Capital Corporation ("Repadre"), a subsidiary of Dundee Bancorp Inc., for $3 million cash. The royalty, based on production from the Joe Mann Mine, is 1.8% at gold prices up to $512 per ounce increasing to 3.6% at gold prices of $625 per ounce and greater. A 2% royalty is also payable on copper production in excess of 5 million pounds per year and silver production in excess of one million ounces per year. On June 30, 2001 Campbell issued 800,000 common shares to Repadre pursuant to the merger in exchange for the reduction of this royalty to 1.5% at a gold price of US$325, 1.75% at a gold price of US$350 and 2% at a gold price of US$375 or higher. This amended royalty is payable up to a maximum of $500,000, after payment of which, the royalty will reduce to 1% payable thereafter so long as the gold price is at least US$350. Royalty payments were again triggered in the commencing in December 2002. No royalty was paid in 2002. For the years ended December 31, 2003 and 2004, $394,274 and $239,444 respectively were paid to Repadre under this agreement. From May 1993 to the end of 2004, an aggregate of approximately $4,724,000 was paid pursuant to this royalty.

         In late 2001 and during fiscal year 2002, the Company completed three tranches totalling $32,400,000 royalty financing on future production from the Joe Mann and Corner Bay, as described in Note 4 of the consolidated financial statements. The royalty will be paid to the unitholder based on the following formula: the fraction of outstanding royalty units over 4,740 units multiplied by $8 per ton of ore for the years 2002 and 2003, $14 for 2004, $35 from January 1, 2005 until the net proceeds of the royalty sale plus interest of 10% compounded annually, exceed the aggregate of all royalty payments, from the date paid to the date of determination, at 10% compounded annually and $1.50 per ton thereafter. This royalty may be repurchased at any time on or after July 1, 2007 or at any time that the unit holders are in default.

         During 2003, the Company repurchased the tranche of royalty based on future production of the Corner Bay property for $10,814,000, realized a loss of $559,000 and sold a tranche of royalty on the future production of the Joe Mann property for $10,255,000.

         The notes receivable bear a yearly interest rate of 6.25%. An amount of $590,000 is receivable on February 2, 2004, and the balance of $26,145,000 is receivable on February 2, 2011.

         ENVIRONMENTAL MATTERS

       Campbell filed preliminary rehabilitation and restoration plans on March 9, 1996, and has filed additional information required thereunder within the extensions granted by Quebec mining authorities. Annual financial guarantees are required to be filed in connection with the rehabilitation and restoration plan within 15 days of approval of the plan. The plan for the Joe Mann Mine site was approved in early 2000 and an amount of $786,000 was posted as at December 31, 2004. The plan for the Campbell Mill site is awaiting approval. The appropriate method of re-mediating acid spots, which have appeared on 50 hectares of previously re-vegetated tailings is currently being reviewed. Two alternate methods are being considered which involve costs ranging from $10,000 to $30,000 per hectare. Campbell currently estimates that the maximum annual financial guarantees will range from $154,000 in the first year to $1,871,000 in the fourth year for an aggregate of $3,517,500. An amount of $3,408,000 is currently accrued as asset retirement obligations under the rehabilitation plans for both the Joe Mann Mine site and the Campbell Mill site. A significant portion of this work is to be completed over the life of the mine and as a consequence is not anticipated to have a material effect on Campbell's financial condition. On an ongoing basis, environmental compliance costs are not material at the Joe Mann Mine.

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

         During 1997, four claims located northwest of the Joe Mann Mine were added to the Meston property agreement, excluding the lateral and at depth extension of the Main Vein of the Joe Mann Mine protected by a 500 foot-wide corridor north of the Main Vein. A separate third agreement was also entered into with SOQUEM covering four claims and one mining concession located northeast of the Joe Mann Mine, excluding the lateral and at depth extension of the Main Vein of the Joe Mann Mine protected by a 500 foot-wide corridor north of the Main Vein, pursuant to which SOQUEM can earn a 3.5% net smelter return by expending $400,000 over the five-year period ending June 1, 2002. Meston has the right to repurchase the net smelter return, if earned, for $1,000,000 on or before June 1, 2007. Amounts expended under this agreement shall also be credited against the spending requirements under the Meston property agreement. As additional consideration for the 1997 amendments, SOQUEM agreed to fund $100,000 of underground drilling on a north zone of the Joe Mann Mine. This amount was credited to the $1.6 million of required expenditures on the Meston property.

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

         During 2000, SOQUEM carried out exploration work totalling $75,000 on the Chibougamau properties. On the Meston property, only yearly claim renewal costs of $3000 were incurred in 2001, 2002 and 2003. No exploration work was carried out in 2001 and 2002 by SOQUEM.

         In 2002, a further amending agreement was entered into between SOQUEM and Meston under which SOQUEM earned a 35% interest in the Meston property and a 40 % interest in the Chibougamau property. Meston is now the operator and manager.

         These undivided interests are based on the completed qualifying expenditures versus the total expenditure amount SOQUEM had to incur to earn its 50% interest.

         In 2004, $562,000 was spend, by Meston (65%) and SOQUEM (35%), in diamond drilling and ground geophysics surveys on Meston property.

BUSINESS OF MSV

         The Company's wholly-owned subsidiary MSV is principally involved in the production and development of gold and copper deposits in the Chibougamau region and along the Eastmain River in northwestern Quebec. MSV's assets are comprised of the Copper Rand Mine, the Cedar Bay Property (the "Cedar Bay Property") which is located 1 km of the Copper Rand facilities and the Copper Rand Mill of a capacity of 3,000 ton-per-day concentrator. MSV also owns the Eastmain mine which has been placed on care and maintenance along with numerous exploration properties hosting mineral resources, including the Corner Bay Property, located south of Chibougamau.

THE COPPER RAND MINE

         LOCATION AND TITLE

         The Copper Rand Mine, as well as the Copper Rand Mill are located in the McKenzie Township, Province of Quebec on the shores of Lake Chibougamau. It is approximately 7 kilometres east of the town of Chibougamau and is easily accessible from Route 167 and a paved secondary road. The property includes the Copper Rand Mine and the former producer Cedar Bay Mine. The property, is composed of six mining concessions and one mining lease covering an area of 449 hectares. Surrounding that block, MSV is controlling 100% of 185 mining claims and 12 mining concessions covering an area of 4,839 hectares in the McKenzie, Roy and Obalski Townships, Ungava electoral district.

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

         In December 2004, Campbell, through MSV, acquired the remaining 24% interest in CCR equally held by the Partners by the issuance of 5,853,660 common shares of the Company as consideration for the 60,000 common shares of CCR held by the Partners.

         FINANCING OF THE COPPER RAND PROJECT AND DETAILS OF THE MANAGEMENT OF THE COPPER RAND PROJECT

         MSV transferred the operating assets for the Copper Rand Project to CCR, and MSV and its Partners then held shares of CCR. The Copper Rand Project as finally approved included; the transfer of assets valued at $10,000,000 in return for a 16% interest in CCR, the possible issuance of unsecured 8% convertible debentures by MSV for a maximum of $15,000,000, the possible issuance of shares of the MSV, exchangeable into up to 21,512,195 common shares of Campbell in consideration of the exchange of interests held by the Partners in CCR, the possible issuance of 2,439,025 common shares of Campbell to

Investissement Quebec and the set-up of a guarantee by MSV in favour of Investissement Quebec. All common shares were to be issued at a minimum price of $1.025 per share and convertible debentures had a conversion price of $1.025 per share. In July 2001, in accordance with the terms of their initial investment, SOQUEM and SDBJ exchanged part of their interest in CCR into convertible debentures of MSV increasing MSV interest in CCR to 26%. MSV issued an aggregate of $2.5 million of debentures bearing interest at a base rate of 8% annually escalating based on metal prices and CCR's production levels. The debentures were convertible into Campbell common shares at a conversion price of $1.025 per share.

         Investissement Quebec has provided to CCR a loan and credit facility to fund the Copper Rand Project up to a maximum of $22 million, of which $5,5 million had been drawn at December 31, 2004. The loan provides that interest payment commences in June 2005 and repayment commences in June 2005 (in 16 quarterly payments). Under the loan and credit facility agreement, CCR has granted to Investissement Quebec a five-year option to acquire up to 25,000 CCR shares at a price of $100 per share for an aggregate amount of $2,500,000. The shares issued to Investissement Quebec upon exercise of the option are to be immediately converted into MSV common shares at a conversion price of $0.25 per MSV share resulting in the issuance of 10,000,000 additional MSV shares and thereby increasing MSV's interest in CCR proportionally to the number of shares so converted. The facility is secured by a charge on the assets of CCR excluding inventory and receivables. As promoter and manager of the Copper Rand Project, MSV has guaranteed the Investissement Quebec loan.

         CCR has received a subsidy of $840,000 from the ministere des Ressources naturelles, de la Faune et des Parcs (Quebec) and is eligible to receive $1,200,000 from the Centre local d'emploi in training grants and approximately $3,000,000 in mining tax credits.

         The initial project consisted of two phases. Phase I included the deepening of the shaft to a depth of 4,150 feet and the access to the ore via a 3,900-foot decline from level 3970 to the 4550 level. The total cost of phase I was estimated at $39,000,000. Phase II included the continuation of the decline to access the 5000 level. The cost of phase II was estimated at $7,000,000 and was to be financed from operating flows.

         In early 2002, the project was modified to eliminate most of the second phase by deepening the shaft by an additional 170 feet, eliminating most of the cost of the second phase. As of December 31, 2002 the deepening of the shaft and development of the 4150 level have been completed. Work on the 3,800-foot decline has been completed in March 2004. The ventilation raise, work on installing the conveyor and pre-production development are completed. Commercial production will start in 2005 at an initial rate of 1,000 tons per day and will increase, mid-year 2005, to 1,200 tons. However, due to the delay in commencement of production, additional financing has been required. The increase is primarily due to the following factors; the additional 170-foot deepening of the main shaft, unplanned underground rehabilitation work, rehabilitation work on the mill required due to the inactivity since the 1997 shutdown, major mechanical repairs to the hoist, additional 2,100 feet of raise for improving ventilation and emergency exit, required training programs, the delays due to a lower than forecast rate of mine development, and the impact of fixed costs during the delay in commencement of production.

         The bringing on stream of production of the Copper Rand Mine, expected in the first half of 2004, has been delayed to the first half of 2005 due to the suspension of the project in June 2003 while awaiting the financial reorganization of CCR.

         In the context of this reorganization, on October 1, 2003, Campbell acquired control of CCR by increasing its interest from 26% to 76% through the issuance of 12,195,120 Campbell common shares. The value of the net assets acquired was $11,302,000. Campbell's financial statements reflect the financial situation and results of operations of the new subsidiary since that date. CCR was the owner of the Copper Rand and Cedar Bay mines and the Copper Rand Mill, which has a capacity of 3,000 tons per day, situated in the Chibougamau mining camp of Quebec. In order to obtain the required project approval on this reorganization from Investissement Quebec and to gain access to $5,500,000 of the originally approved $22,000,000 line of credit, Campbell reimbursed a portion of the guaranteed debt through the issue of 10,458,894 common shares in the amount of $8,157,701 and committed to invest $7,000,000 in operating funds for exploration and other activities. In addition, Campbell granted Investissement Quebec the option to convert part or all of its debt into the Company's common shares as of October 1, 2004 based on market prices at that time. According to this agreement, Campbell is required to invest amounts necessary to bring the mine on stream in order to access the remaining portion of the credit facility.

         Since March 2001, the development at the Copper Rand Mine has been focused on accessing the gold and copper resources between levels 4030 and 5000. Commercial production started in the first half of 2005 with annual production projected to be in excess of 29,000 ounces of gold and 15,000,000 pounds of copper. During the 2004 fiscal year, capital expenditures and exploration costs totalled $26,482,000, ($10,422,000 in 2003). The estimate of capital expenditure and exploration costs for 2005 is $7,000,000. Campbell plans to complete this work using cash generated by mine production and future private placements.

         OTHER ASPECTS OF THE COPPER RAND PROJECT

         MSV is the operator of the Copper Rand Project. The management committee is comprised of five members.

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

         The mineralization within the alteration corridors usually takes the form of sulfide lenses (generally 10 to 30%) composed principally of pyrite and chalcopyrite with occasional (1 to 5%) pyrhotite and small quantities of sphalerite and galena. The ore gangue (70 to 90%) is composed essentially of chlorite, quartz and carbonates. The relative distribution of these three components of the gangue varies, although generally carbonates represent 15 to 20% of the gangue on average.

         MINERAL RESOURCES

         As at December 31, 2000, the mineral resources at the Copper Rand Mine as confirmed, with limited independent sampling and testing, by Met-Chem Canada Inc., independent geological and mining consultants, in a reported to MSV dated April 12, 2001 were as follows:

                                                                     Grade                      Grade
                                            Tons                  (Au oz/ton)                  (Cu %)
                                            ----                  -----------                  ------
     Measured                              61,300                    0.135                      1.15
     Indicated                            1,842,400                  0.096                      1.56


----------
Notes:
(1) These estimates were verified internally by Alain Blais, a Qualified Person who has been employed as a geologist in the Chibougamau area since 1979.
(2)      Details and parameters of resource calculations:



         CALCULATION METHOD                                    Bloc / vert. Long sect.
         ------------------                                    -----------------------
         Cut off grade                                                 $35 NSR
         High-grade cut (Cu)/(Au)                                     6% / .40 oz
         Dilution                                                       16.2%
         Mill recovery (Cu)/(Au)                                    98.2% / 90.2%
         Price assumption (Cu)                                     US$0.75 / pound
         (Au)                                                         US$300/oz
         Exchange rate Can $/US$                                         0.66


As of December 31, 2004, the mineral reserves and resources at the Copper Rand Mine were as follows:


                                         TONS (SHORT)                  CU (%)                      AU (OPT)
                                         ------------                  ------                      --------
RESERVES
             Proven                         422,000                     2.71                         .069
             Probable                     1,123,000                     1.51                         .090
                                          ---------                     ----                         ----
TOTAL RESERVES                            1,545,000                     1.84                         .084
                                          =========                     ====                         ====

RESOURCES
             Indicated                     537,000                      1.69                         .093
                                           -------                      ----                         ----
TOTAL RESERVES                             537,000                      1.69                         .093
                                           =======                      ====                         ====

             Inferred                      423,000                      2.26                         .085
                                           -------                      ----                         ----


     Notes:
         Information on calculations of mineral reserves and resources at Copper
         Rand:
         - All data verified by L. Desjardins, Chief Geologist at the Copper Rand Mine and by A. Blais Vice President Geology and Development for Campbell;
         Economic parameters: Au = US$425/oz, Cu = US$1.25/lb US$/Can$=1.25;
         All high gold grades brought back to 0.40 opt Au; All high copper grades brought back to 6.0%;
         Method used, polygon on orthogonal projection. Cut off = $40 NSR; Mill recovery = Au : 90% Cu = 98%


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

         ENVIRONMENTAL FUND

         An environmental fund of $4.4 million to provide for the ultimate restoration and rehabilitation of the mining sites is in place. MSV Restoration Inc. is a single purpose wholly-owned subsidiary set up to carry out the site rehabilitation and restoration work of the properties acquired from Westminer by MSV. At December 31, 2004 the trustee of the fund had posted a $1,163,000 financial guarantee with the ministere des Ressources naturelles, de la Faune et des Parcs in respect of the rehabilitation plan which was approved by Quebec mining authorities.

         TAILINGS AND WASTE DISPOSAL

         Tailings are disposed of in MSV's tailings pond which meets all environmental requirements. The current disposal site has been used since 1974 exclusively for tailings generated from the Copper Rand, Portage and Eastmain mines. Tailing disposal sites have been extensively examined and tested during the course of the preparation of MSV's application for operating permits filed with the MENVIQ and are regularly tested in accordance with existing environmental standards. Tailing disposal sites meet all existing environmental requirements and standards. Waste rock from the Copper Rand Mine that cannot be dumped underground is hoisted to the surface and stored in a 240 ton bin adjacent to No. 4 shaft before being transferred to a waste dump located south of the shaft.

         EMPLOYEES

         As at December 31, 2004, MSV had approximately 135 full time employees at the Copper Rand Mine compared to 81 at December 31, 2003 and 332 at the end of 1996 prior to the suspension of operations, as previously described. At the Copper Rand Mine, 99 employees were covered by a collective bargaining agreement with the United Steelworkers of America. The collective agreement has been renewed for a period of five years in 2004.

         ROYALTIES

         As part of the consideration for acquiring the mines from Westminer, MSV agreed to pay the former a royalty of $0.375 per ton of ore milled at the Copper Rand Mill commencing on February 26, 1995. This royalty may be repurchased at any time after February 26, 1998 for $750,000.

         In addition, SDBJ is entitled to a royalty of $0.250 per ton of ore milled at the Copper Rand Mill during the first two years following the acquisition. This royalty increases to $0.375 per ton of ore milled thereafter. Finally, SDBJ is entitled to a royalty premium of $0.250 per ton of ore milled if the net smelter return per ton of ore produced at the Copper Rand Mill exceeds a base amount of $70 a ton. The base amount of $70 per ton is to be indexed quarterly based upon the Consumer Price Index published by Statistics Canada, 1993 being the base year. The SDBJ royalty is payable monthly. This royalty may also be repurchased at any time for $750,000.

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

         In 1982, Riocanex Inc. ("Riocanex") discovered the Main Zone, located less than 500 metres from the Zone Ouest. Toward the end of 1984, Riocanex drilled 38 holes totalling 14,470 metres on these two zones. Preussag Canada continued work on the Zone Ouest and Main Zone between 1984 and 1986 by drilling and conducting geophysical surveys.

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

         In October 1994, MSV and Cache Explorations Inc. ("Cache") jointly acquired the Corner Bay Property from Corner Bay and SOQUEM in consideration of the payment of certain royalties. In order to earn this interest, MSV undertook to invest $8 million to bring the deposit into production, to provide technical support and to mill the ore at cost. In October 1995, MSV acquired the remaining 45% interest when it merged with Cache. In December 1997, MSV renegotiated an agreement with Corner Bay and SOQUEM modifying the earlier agreement of October 14, 1994 regarding the acquisition of the Corner Bay Property. Under the new agreement, MSV acquired the property for a total consideration of $1,560,500, part of which was payable in cash with the balance payable in common shares. These obligations of MSV were discharged in 2001 as part of MSV's proposal to creditors discussed above. As additional continuing consideration, MSV will pay a 2% net smelter royalty.

         MSV had planned to begin developing the Corner Bay Property in the second half of 1996 by driving a ramp from surface to a final depth of 340 metres. Because of a drop in copper prices at the end of the first half of 1996, management postponed this development. For 2005, considering the raise of copper price, the feasibility of developing the Corner Bay Property will be reconsidered.

         GEOLOGY

         The Corner Bay Property is situated within the anorthostic zone of the Lac Dore complex. Although a few mineralized zones have been intersected outside the known Main Zone, this zone is presently considered to be the only potential copper deposit. The Main Zone shows a strike bearing more or less continuously at N 10 degrees W. To the north, it is intersected by a gabbroic dyke while to the south, the zone is limited by the presence of a deformation corridor striking NE-SW. The thickness of the shear zone is variable from 2 to 25 metres, and its abrupt dip is 80-85 degrees to the west. Furthermore, it shows a lateral extension of more than 700 metres and its depth has been confirmed by drilling down to the 600 meter level.

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

         MINERAL RESOURCES

         As at December 31, 2000, the Corner Bay Property had the following mineral resources, as confirmed, without independent sampling and testing, by Met-Chem Canada Inc., independent geological and mining consultants in a report to MSV dated April 12, 2001:

                                                                                       Grade
                                                             Tons                      (Cu%)
                                                             ----                      -----
                  Measured                                 474,200                      5.22
                  Indicated                                357,400                      5.33
                  Inferred                                 282,900                      5.41



------------
Notes:
(1) These estimates were verified internally by Alain Blais, a Qualified Person who has been employed as a geologist in the Chibougamau area since 1979.
(2)      Details and Parameters of resource calculations are as follows:

         CALCULATION METHOD               Polygon / vert. Long sect.

         Cut off grade                    3.00 % Cu
         High-grade cut(Cu)               None
         Dilution                         Long hole: 15% Shrinkage: 20%
         Mill recovery(Cu)                95%
         Price assumption (Cu)            1.25US$/pound
         Exchange rate Can $/US$          0.80
         Year of calculation              Feb 2005

         ROYALTIES

         MSV will pay a 2% net smelter royalty for any minerals mined from the property after production of 750,000 tons (70% to Corner Bay now Pan American Silver Corp. and 30% to SOQUEM).

THE EASTMAIN MINE

         LOCATION AND TITLE

         The Property, consisting of a block of 302 contiguous mining claims and one mining lease covering the mine, is totalling 4,976 hectares. The Property is situated in the Mistassini Territory, District of Abitibi, Quebec. It is located at a distance of 310-km Northeast of Chibougamau. MSV is the sole owner of the Property. A first interest of 49% was acquired in April 1988 after spending $9 million on exploration work on the Property through a joint venture with Placer Dome Inc. in 1987-1988. The remaining 51% was acquired from Placer Dome Inc. in September 1988.

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

         The installation of a small mill on site and the completion of the winter road for year-round access would be required for the operations to resume. An environmental impact study is currently being completed and will be presented along with our authorization certificate request to the MENVIQ.

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

         The local stratigraphy is based on sparse outcrops and drill hole data, the area being covered by 5 to 15 metres of overburden. The rocks in the area are overturned, strike about 325 degrees and dip approximately 30 degrees to 40 degrees north. They consist predominantly of felsic metavolcanics, mafic to ultramafic metavolcanics and a siliceous sulphide-bearing chert. The rocks have been intruded by younger dykes and sills of both felsic and mafic composition. Faulting occurs, but is not well understood due to the lack of outcrops.

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

         MINERAL RESOURCES

         As at December 31, 2000, the Eastmain mine had the following mineral resources as confirmed, without independent sampling and testing and without site visit nor core examination, by Met-Chem Canada Inc. independent geological and mining consultant in a report to MSV dated April 12, 2001:

                                                                                   Grade
                                             Tons                               (Au oz/ton)
                                             ----                               -----------

     Measured                               91,500                                 0.268
     Indicated                             786,600                                 0.294


-----------

Notes:

(1) These estimates were verified internally by Alain Blais, a Qualified Person who has been employed as a geologist in the Chibougamau area since 1979.

(2)      Details and parameters of mineral resource calculations are as follows:



         CALCULATION METHOD                      Bloc / horizontal. Long sect.

         Cut off grade                                   0.126 oz Au/T
         High-grade cut(Cu)/(Au)                         None / 2.0 oz
         Dilution                                            28%
         Mill recovery(Cu)/(Au)                            95 / 90%
         Price assumption(Au Cu)                          US$375/ oz
         Exchange rate Can $/US$                             0.70

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

         MINING

         Access to the ore body is via a ramp from surface. The ramp excavation is completely mechanized with a jumbo, scoop trams and diesel trucks.

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

         ROYALTIES

         Placer Dome Inc. holds a 2% net smelter return royalty on the claims other than the 36 claims where present reserves have been outlined, and Meston holds a 2% net operating profit interest in the Property.

THE CEDAR BAY PROPERTY

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

         The main projects are the Discovery project (the "Discovery Project"), the Chevrier project (the "Chevrier Project"), the Berthiaume syndicate (the "Berthiaume Syndicate") and the Pitt Gold property (the "Pitt Gold Property").

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

         On October 8, 2002, Strateco signed a final agreement with GeoNova, under which Strateco has the option to acquire a 50% interest in the Discovery gold project. The agreement provides for Strateco to acquire its 50% interest in the Discovery Project by funding $4,500,000 in exploration over four years, including $750,000 the first year, and by issuing 600,000 common shares of Strateco with 300,000 issued upon signature. Each share will be accompanied by half a warrant valid for a period of 24 months from the date of issuance. One warrant entitles its holder to purchase one common share additional common share of Strateco at a 20% premium over the average weighted price on the TSX over the ten days preceding the date of issuance. Strateco has completed 2,000 metres of drilling in late 2002, which was followed by a program of about 10,000 metres of drilling commenced in 2003, aimed at testing the known gold-bearing zones at depth and laterally in order to increase the resource. By December 31, 2004 Strateco had incurred $2.5 million in exploration expenses since the beginning of their option. ($1.5 million in 2003). Strateco is planning to spend $1.0 million in exploration work on Discovery for 2005.

         LOCATION, ACCESS AND OWNERSHIP

         The Discovery Project is comprised of the contiguous Desjardins, Borduas-Martel and Cameron properties. All these properties are located in Bruneau and Desjardins townships about 205 km west southwest of Chibougamau, Quebec. The property is accessed via a network of secondary logging roads connecting to provincial highway 113, as well as by the CN railway track.

         The Desjardins property consists of 28 contiguous claims covering an area of 959.8 hectares in Bruneau Township. GeoNova has a 100% undivided interest subject to a 1% NSR on certain claims and a 3% NSR on the remaining claims retained by Homestake. In addition, the 14 claims affected by a 1% NSR are also subject to a 20% net profit interest held by Noranda Inc.

         The Borduas Martel property consists of 41 claims covering 728 hectares. In 1999, GeoNova exercised an option granted to it by Messrs. Borduas and Martel and acquired a 100% undivided interest in the property subject to a royalty equal to the greater of 2% NSR or ($1.00) per tonne for any mineral substance processed and/or sold.

         The Cameron property consists of 55 claims covering 1,599 hectares. This property was transferred to GeoNova by Strateco in September 2003.

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

         The latest mineral inventory estimate was performed internally in December 1997 by the GeoNova's staff using the polygon method on longitudinal sections. No dilution or mining factors were taken into account. This estimate was confirmed, without independent sampling and testing or site visit, by Met-Chem Canada Inc., independent geological and mining consultants, in a report to GeoNova dated April 12, 2001. Using a cut-off grade of 2.0 g/t Au the indicated and inferred mineral resources are respectively 775,400 tons at 0.147 opt Au with an average thickness of 6.08 metres and 1,562,100 tons at 0.150 opt Au with an average of 7.23 metres. Using a cut off grade of 3.0 g/t Au, the same categories show respectively 558,200 tons at 0.178 opt Au with an average thickness of 3.08 metres and 1,068,600 tons at 0.188 opt Au with an average thickness of 3.19 metres. Using a cut off grade of 4.0 g/t Au for ore blocks and a cut off grade of 3.0 g/t Au for samples, the same categories show respectively 471,400 tons at 0.178 opt Au with an average thickness of 3.32 metres and 907,200 tons at 0.188 opt Au with an average thickness of 3.46 metres. This last scenario is the one retained by GeoNova for resources publication. Also, in this last scenario, the indicated resources are divided into two sub categories:
82,800 tons at 0.178 opt Au has indicated resources of category (I) and 388,600 tons at 0.171 opt Au has indicated resources of category (II)). The category (I) represents mineralization within a radius of 10 metres of the drill intersection where as the category (II) represents mineralization within a radius of 10-25 metres of the drill intersection.

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

THE CHEVRIER PROJECT

         Pursuant to the agreement between Inmet Mining Corporation ("Inmet") and GeoNova dated November 30, 1995 and amended on February 20, 1997, April 30, 1999, October 15, 1999, November 30, 2000 and July 19, 2002 GeoNova acquired 100% of Inmet's interest in a group of 270 claims located in Fancamp, Queylus and Hauy Townships for work commitment in an aggregate amount of $2,500,000 completed in November 2002 and other consideration including cash payments and shares. Upon completion of a feasibility study, Inmet may re-acquire a 50% interest by reimbursing 100% of the expenses incurred by GeoNova. In addition, on the Dolbo block, pursuant to an agreement between Cambior Inc. ("Cambior") and GeoNova dated July 21, 1997 and amended on November 27, 1997, October 15, 1999 and November 27, 2000, GeoNova may acquire 100% of Cambior's interest in consideration of work. These blocks are subject to royalties of up to 3% NSR with, in some cases, an additional NPI of 7.5 to 10%.

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

         MINERAL RESOURCES

         The mineral resource is distributed over 14 lenses in the Chevrier zone. Inferred mineral resources at December 31, 2000 are estimated at 3.8 million tons grading 0.149 oz/t Au. Mineral resources were calculated by the GeoNova's staff in August 1998, using the polygon method on longitudinal sections with a cut-off grade of 3.0 g/tonne Au, an average thickness of 3.48 metres for the mineralized zones. No dilution or mining factor was taken into account. This calculation was again verified internally in January 2000 by Jean Girard, a Qualified Person, employed by GeoNova as a geologist since 1994, and confirmed, without independent sampling and testing and without site visit nor core examination, by Met-Chem Canada Inc., independent geological and mining consultants, in a report to GeoNova dated April 12, 2001.

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

         This property has been sold to Metanor in the last quarter of 2004 for a total consideration of $2,300,000.

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

         On July 15, 2003 the Company announced that Wolfden had completed its due diligence on the Bachelor Lake Property, and had notified Campbell of its intention to proceed with the option to acquire a 50% interest in the property form Campbell's subsidiary GeoNova. The agreement provides for Wolfden to acquire its 50% interest in the Bachelor Lake project by funding $3,000,000 in exploration over three years, including $1,500,000 in the first year, and by issuing 50,000 common shares of Wolfden or paying $100,000 on the first and second anniversaries.

         In 2004, the Company, through its wholly-owned subsidiary GeoNova, concluded an agreement with Metanor to sell all of its interest in the Bachelor Lake Property. Metanor acquired 100% of the rights, titles, interest and the Wolfden option. The purchase price represented $2,300,000, of which $100,000 was paid on the offer acceptation date, $200,000 on the conclusion date and the balance is scheduled to be paid on June 30, 2005 at the latest. The outstanding balance of the purchase price is unsecured and bears interest at 10% from December 1, 2004, repayable with each capital payment. In the event that the purchase price balance remains unpaid on July 1, 2005, the Company will be allowed to cancel the transaction without any reimbursement of capital and interest payments made by Metanor. The Sale and Purchase Agreement provides for Metanor to assume the obligations of GeoNova under the Wolfden option and Joint Venture Letter of Agreement dated June 18, 2003 and to assume together with Wolfden the royalty payments to be paid once the Bachelor Lake Property is put into production.

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

         By July 31, 2002, SOQUEM acquired its 50% interest in the property and formed a joint venture with GeoNova. In July 2004, Ressources Minieres Normabec ltee ("Normabec") signed an agreement with SOQUEM and GeoNova under which Normabec has the option to acquire an initial 60% undivided interest in the property in consideration of $1.0 million in exploration work carried out by December 31, 2006. The exploration work should include 15,000 meters of diamond drilling and the first $0.5 million has to be spent before January 1, 2006. An additional 20% undivided interest can be acquired by Normabec by spending $0.5 million before January 1, 2008.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

         This report provides management's point of view on the past performance and future outlook of Campbell and offers supplementary information to the consolidated financial statements through an analysis of historical performance, the current situation and future prospects.

         The information below presents the items management considers important in ensuring a better understanding of the financial situation and operating results of the last three years ended December 31, 2004, as well as for future results. These are as follows:

>> Summary: A summarized presentation of initiatives, consolidated results and the financial situation as well as the main factors impacting those results and the outlook for 2005.

>> Changes to accounting principles: A presentation of the most recent changes to accounting principles and practices impacting current results.

>> Critical accounting principles: An analysis of the various accounting principles that significantly impact the value of net assets, liabilities, income and/or expenses in the Company's consolidated financial statements, and how their application requires management to present estimates and significant assumptions.

>> Consolidated financial results: A discussion of the results of the last three years.

>> Summaries of quarterly results: A review of the factors that have led to variations during the quarters and that are required in order to understand the evolution of overall trends in operations.

>> Liquidities and capital resources: The evolution of liquidities and the current situation, as well as a discussion of the various capital resources and financing activities, including contractual obligations.

>>       Risk factors.

SUMMARY

         Campbell is a junior mining company that operates underground gold and copper mines and whose properties are mainly located in the greater Chibougamau area. The town of Chibougamau is the last major urban centre of any importance before Northern Quebec. The area's population base provides the manpower and services required by the Company for its operations.

         ACHIEVEMENTS

         Following a refocusing of its activities in 2001, the Company concentrated its activities in Quebec, divesting its subsidiaries in Mexico and Panama for proceeds of $2,300,000 ($1,500,000 in cash and the balance in common shares).

         In November 2001, the Company resumed development activities at the Joe Mann Mine and commercial production started in April 2002.

         On June 30, 2001, Campbell merged with MSV and GeoNova, thus acquiring an interest of 26% in the Copper Rand Mine, where development activities had begun in March 2001. With the merger, Campbell also increased its interest in mining properties in the Chibougamau area mining camp and added the Copper Rand mill, the region's second mill, to its holdings.

         In 2002, Campbell entered into an agreement with Strateco, granting Strateco the option to acquire a 50% interest in the Discovery Project, in Bruneau and Desjardins townships in Quebec, by incurring $4,500,000 in exploration costs and by issuing 600,000 common shares of Strateco stock and 300,000 warrants over a four-year period. This property, located outside the Chibougamau mining camp area, has attractive potential. In 1997, GeoNova won the "Prospector of the Year" award from the Association des prospecteurs du Quebec for its earlier exploration results.

         On October 1, 2003, the Company acquired an additional 50% stake in the Copper Rand property, giving it control over the development and future production of the mine.

         Also in 2003, the Company entered into an agreement whereby Wolfden could acquire 50% of the Bachelor Lake property in the Lesueur township of Quebec by incurring $3,000,000 in exploration costs over a three-year period and paying $100,000 annually in cash in the first two years.

         In the fourth quarter of 2004, the Company accepted an offer to purchase from Metanor for the Bachelor Lake property, including the Wolfden option, for a total consideration of $2,300,000, including a $300,000 cash payment. The balance of sale carries interest at a rate of 10% per annum, starting December 1, 2004, and is payable from the net proceeds of any private placement or public offering that Metanor may close before June 30, 2005. At the time of preparing the annual financial results, Metanor had not closed any placement and the Company therefore had to make a provision for a balance owing.

         Finally, on November 30, 2004, Campbell acquired the outstanding interests of minority shareholders, thus giving it 100% of the property rights of the Copper Rand Mine and mill. Commercial production was launched in March 2005.

         Among the properties acquired in the region, Campbell is reviewing the pre-feasibility studies on the Corner Bay project, in light of the results obtained during the last drilling program, and has initiated steps to obtain the permits required to develop an access ramp and two levels in the ore deposit. This will complete the pre-feasibility study aimed at starting up production in this deposit, of which the resources are currently estimated at 1,114,500 short tons at a grade of 5.30% Cu. Management is optimistic at this time that the feasibility study will be positive and the Corner Bay project could be the next mine in operation in the area.

         Campbell continued its exploration efforts and looked at other projects that have good potential, such as the Eastmain Mine north of Chibougamau.

         These initiatives demonstrate management's determination to create value for shareholders by increasing production and reserves through internal growth, to acquire properties with added value, maintain its operational flexibility, and minimize costs.

         CONSOLIDATED RESULTS

         The Company has experienced rapid growth since 2001; its work force has increased from 30 employees in 2001 to over 310 at the end of 2004. Constant effort is made to meet its objectives. Operations are continually monitored, with particular attention paid to problems at the Joe Mann Mine. Results since operations resumed at the mine have been disappointing, but decisions are being made regularly to improve the situation.

         SUMMARY OF FINANCIAL RESULTS


Years ended December 31                                                       2004         2003         2002*
-----------------------                                                      -------      -------      -------
Net loss (in thousands of $)                                                   8,192        3,940        5,361
Net loss per share                                                              0.08         0.07         0.13
Gross metal sales (in thousands of $)                                         21,833       22,307       14,711
Mining expenses (in thousands of $)                                           20,853       21,516       16,207
Short tons produced                                                          185,490      182,768      134,328
Gross sales per ton                                                           117.70       122.05       109.51
Mining expenses per ton                                                       112.42       117.72       120.65
Ounces of gold sold                                                           38,447       42,526       27,776
Average selling price ($/oz)                                                     531          514          501
Production cost ($/oz)                                                           535          515          559
Grade (oz/t)                                                                   0.230        0.252        0.236
Recovery                                                                      91.72%       92.85%       87.48%
                                                                              ======       ======       ======

* Nine months of production in 2002

         The preceding chart presents a summary of the financial results. The net loss for 2004 was $8.2 million or $0.08 per share, including the Joe Mann Mine writedown of $1.8 million. The net loss for 2003 was $3.9 million or $0.07 per share, including a gain of $2.3 million on the disposal of subsidiaries. The net loss for 2002 was $5.4 million, including proceeds of $0.8 million from the disposal of subsidiaries and exceptional revenues of $0.7 million from the clean-up of the Campbell Mill.

         Production volumes at the Joe Mann Mine do not cover general administration and site maintenance expenses. Since 2002, metal sales have all come from the Joe Mann Mine and, since the resumption of commercial production in April 2002, it has proven difficult to maintain the volume required to break even. In 2004, the Joe Mann Mine produced the highest tonnage since operations resumed, but production remained at only 88% of budget. The type of deposit and, more particularly, the width of the veins require close monitoring of the openings. The vein in the main zone has a true width of 6-24 inches. A 6-foot rather than 5-foot opening therefore considerably reduces the grade per ton. Strict adherence to the mining plans is required in order to reduce this dilution. Personnel training is also a key factor for success. In 2004, dilution was about 20%, a distinct improvement over 2003. However, the ore produced contained the lowest gold grade obtained since operations resumed. In 2004, 38,447 ounces of gold were sold compared with 42,526 ounces in 2003 and the 54,995 ounces of gold budgeted. Mill recovery depends on the grade of the ore; the higher the dilution, the lower the recovery. Sustained efforts have maintained the average yearly production at 184,000 short tons, which barely covers operating expenses. Operating costs per ton have improved year to year, from $120.65 per ton in 2002 to $112.42 per ton in 2004. A review of the mining plan was therefore made, and low grade ore deposits are being left aside. The December 31, 2004 update of mineral reserves and resources takes this into account. This reduction in reserves shortens the lifespan of the mine.

         Results for 2005 should be more encouraging. General administration and site maintenance expenses will be supported by revenues from both the Joe Mann and the Copper Rand Mines. Also, the metal market, principally copper, is showing sign of better prices for producers for 2005 and 2006. Analysts foresee an average price higher than US$1.17 per pound for copper for the next two years. With the startup of Copper Rand, copper production for 2005 is forecasted at 15 million pounds.

         FINANCIAL RESULTS

         Campbell's financial situation as at December 31, 2004 and 2003 is as follows:


As at December 31                                                                          2004          2003
-----------------                                                                         ------        ------
(in millions of dollars)                                                                       $             $

Debt*                                                                                     17,055        10,906
Shareholders' equity                                                                      54,585        45,803
Cash and cash equivalents                                                                  1,191         4,752
                                                                                           =====         =====


* Net of assigned restricted deposits and exchange agreements

         As of December 31, 2004, total debt was $66.5 million; $49.5 million of this represents the Guaranteed Subordinated Debentures and the Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares.

         These debts will be reimbursed with the assigned restricted deposits and Exchange Agreements, for which the fair value is estimated to be equivalent. The balance of debt is $17.0 million after consideration of the previous items.

         Cash and cash equivalents amounted to $1.2 million, with a negative working capital as of December 31, 2004.

         Operating activities, excluding variations in non-cash working capital, used $4.0 million in 2004 ($2.5 million in 2003 and $2.6 million in 2002). Over the past three years, Campbell has invested over $36 million in development, underground exploration, and the acquisition of equipment related to the resumption of production and the renewal of mineral reserves for both mines, $28 million of which was expended in 2004. In the final quarter of 2004, the Copper Rand Mine began to produce a few tons of ore, in this, its development stage. These major investments have impacted the financial situation. The transition from the end of the development stage to the startup of commercial production is critical, and it has taken longer than expected. Income from metal sales has therefore been delayed. Working capital was used to finance this delay.

         In the fourth quarter of 2004, two financing agreements were finalized. The first went toward financing the settlement receivables for the sale of copper concentrates, while the proceeds from the second went to completing the Copper Rand Mine development, not including the impact caused by the delays.

         The current financial situation will be corrected in 2005, when revenues from the Copper Rand Mine operations will improve working capital.

CHANGES IN ACCOUNTING PRINCIPLES

         IMPAIRMENT OF LONG-LIVED ASSETS

         Campbell has adopted the new CICA Handbook Section 3063, "Impairment of Long-lived Assets". This new section has had an impact on the write-down of the Joe Mann Mine. Before the adoption of this new section, mining properties were reviewed for impairment whenever events or changes in circumstances were such that that the book value of such assets might not be recoverable.

         Therefore, if the estimated future net undiscounted cash flows were less than the book value, then the write-down would equal the difference between total cash flows and book value. The cash flows were not discounted, as recommended now by the new section. In 2004, Campbell wrote down the value of the Joe Mann property by $1.8 million, taking into account discounted cash flows, as recommended by the new Section 3063.

         FLOW-THROUGH SHARES

         Under the new recommendation of the Abstract 146 of the Emerging Issues Committee ("EIC") of the CICA, "Flow-Through Shares", the net loss for 2004 was reduced by $550,000. In the past two years, Campbell has issued flow-through shares for the purpose of completing surface exploration programs.

         In 2003 and 2004, the expenditures relative to exploration renounced in favour of investors were $1.5 million and $1.8 million, respectively. The EIC recommends that a company record a future income tax liability and a reduction to the capital stock followed by a reversal of the valuation allowance and a reduction of the income tax expense in the income statement when the company has reasonable assurance that the renounced expenditures will be made. In accordance with the recommendation, the Company has judged more likely than not that the exploration will be carried out in 2005. Consequently, the tax credit for expenditures relative to exploration to be carried out in 2005, but renounced in 2004 under the flow-through shares issued in 2004, has been recorded in the 2004 financial statements. The recommendation applies only to shares issued after March 2004.

CRITICAL ACCOUNTING PRINCIPLES

         Preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect assets, liabilities, revenues and expenses. These estimates are based on management's knowledge of its sector of activity, on historical and current information, on foreseeable future variations, and on available information. These estimates and assumptions are subject to change over time. All accounting principles requiring estimates and assumptions from management are therefore critical.

         DEPRECIATION OF LONG-TERM ASSETS

         The new standards regarding the depreciation of long-term assets are highly critical for the Company because of the requirement to come up with a multitude of estimates and assumptions. Future cash flows are based on estimated mineral resources with estimated grades and estimated recovery levels. Metal sale prices and exchange rates are also estimated. Production levels, costs of production, development costs, milling expenses, restoration expenses and capital costs are also estimated on the basis of current methods. The discount rate is also estimated. In the course of a mine's lifespan, the Company will be faced with several internal and external factors that can lead to significant differences between forecasted and actual results. The impact of all these estimates on the assets concerned and on actual results can be significant.

         DEPRECIATION AND AMORTIZATION

         Mining properties are amortized using the unit-of production method, which is based on their proven and probable reserves. This amortization can vary considerably if changes occur in the factors or assumptions used in determining the reserves. The results from exploration activities can impact reserves in a substantial way. Variations in metal prices or currency or differences between actual and estimated production costs, as well as variations in ground conditions or modifications to a geological interpretation, can also influence reserve calculations. These are all risks inherent to the mining industry.

         FINANCIAL INSTRUMENTS

         Campbell does not use derivative instruments to hedge risks related to foreign exchange rates and metal prices. Fluctuations in these factors can have a noticeable impact on results, on the financial situation, and on various asset and liability items.

         The Company holds notes receivable for a total amount of $26 million, bearing interest at an annual rate of 6.25%. The fair value of these notes is approximately equal to the book value, given the nature of the transactions underlying these notes receivable. The counterparties, individuals or companies, have each acquired a minimum of 20 royalty units and have paid a minimum of $40,000 in capital. As of the date of this report, no unitholder has defaulted. With a due date of February 2011, the maximum credit risk would be the nominal amount of the notes receivable.

         ASSET RETIREMENT OBLIGATIONS

         The mining sector is subject to several laws and regulations, including those concerning the environment. Campbell has adopted the recommendations of
Section 3110 of the CICA Handbook, "Asset Retirement Obligations".

         To this end, the Company must evaluate cash flows and their occurrences in the future. This is based on the estimated useful life of the operation. Consequently, just like the amortization and depreciation of long-term assets, the lifespan of an operation is estimated on the basis of geological reserves. An increase or a decrease in these reserves may change the period of time during which operations are conducted, and may impact the fair value of the obligation, the value of the asset and the expenses charged to results over time.

         Non-discounted cash flows may fluctuate based on changes to regulations or a revision of the initial estimate. This re-evaluation also impacts the obligation liability, the value of the asset and expenses charged to results.

CONSOLIDATED FINANCIAL RESULTS

         Although gold and copper prices were higher, metal sales in 2004 were below those of 2003 due to an average grade of 0.230 ounces per ton compared with 0.252 ounces per ton in 2003 and 0.236 ounces per ton in 2002. Since the resumption of operations, ground conditions in certain stopes have created dilution problems. Solutions to reduce dilution are currently being evaluated.

         As a result of the efforts of all of Campbell's personnel, production costs were reduced by $0.7 million to $20.9 million at the Joe Mann Mine.

         Plant and equipment are mainly amortized using the unit-of-production method, based on proven and probable reserves. In 2004, the reduction in reserves had the effect of increasing depreciation.

         PRODUCTION DATA


Sales                                              2004                    2003                   2002*
-----                                     ---------------------   ---------------------   ----------------------
                                          Quantities      $'000   Quantities      $'000   Quantities       $'000
                                          ----------      -----   ----------      -----   ----------       -----
Gold (ounces)                                 38,447     20,287       42,526     21,637       27,776      14,072
Copper (lbs)                                 795,000      1,422      813,000        931      502,000         466
Silver (ounces)                               22,456        199       18,927        130       12,000          93
Gain (loss) on foreign exchange                             (75)                   (392)                      80
                                                         ------                  ------                   ------
Total                                                    21,833                  22,307                   14,711
                                                         ======                  ======                   ======


* Nine months of production in 2002

         Administration costs rose to $2.5 million in 2004, up from $1.8 million in 2002 and 2003. The increase is due to the recognition of costs related to the Employee Incentive and Directors' Stock Option plans ($0.4 million), salary indexation, capital tax and auditors' fees.

         A $1.5-million surface exploration program, funded by flow-through shares issued in 2003, was completed in 2004. Part of the exploration program focused on targets identified during previous campaigns in the Chibougamau mining camp and amounted to $0.7 million. The Corner Bay project, whose cost was capitalized to the cost of the property, was the subject of a $0.9-million drilling campaign.

         In 2004, interest expenses on long-term debt were $0.4 million compared to $0.8 million in 2003 and $0.7 million in 2002. Final reimbursement in February 2004 of the credit facility on the Joe Mann Mine and the conversion into shares of the matured Convertible Subordinated Debentures in July 2004, are responsible for this difference.

         In 2004, Campbell realized a gain of $0.8 million, of which $0.4 million came from the sale of Queenstake shares, obtained in 2003 in partial payment of the sale of the Mexican subsidiaries. This sale generated gains of $2.3 million in 2003 and $0.8 million in 2002.

SUMMARY OF QUARTERLY RESULTS

         Metal production was 41,557 tons for gross metal sales of $5.6 million in the fourth quarter of 2004, compared with the 40,152 tons and 45,264 tons produced in the same quarter in 2003 and 2002 respectively. Metal sales for the same period in 2003 and 2002 were $5.2 million and $7.4 million respectively.

         Production losses for the fourth quarter of 2004, 2003 and 2002 were $3.9 million, $1.3 million and $1.9 million respectively. A $1.8-million write-down on the Joe Mann property, and exploration costs of $0.7 million, are included in the loss for 2004.

         The net loss in the fourth quarter of 2004 was $3.0 million compared with losses of $1.3 million and $1.9 million in 2003 and 2002 respectively.

         The summary on the following page presents quarterly production data for the last three years.

LIQUIDITIES AND CAPITAL RESOURCES

         As of December 31, 2004, short-term assets amounted to $12.4 million or $7.8 million more than short-term liabilities. As of December 31, 2003, short-term assets amounted to $15.7 million and working capital was $7.1 million. Since the start of 2004, the Company has invested a total of $28.1 million in development work and in the purchase of fixed assets at both the Copper Rand and Joe Mann mines, with $6.5 million expended in the last quarter.

         In 2004, the Company cashed in short-term notes for an amount of $0.6 million related to the 2002 and 2001 royalty sale, and received $1.7 million in interest earned on these notes and on long-term notes, compared with cash receipts of $1.9 million and interest of $1.7 million in 2003.

         In 2004, the Company received the $5.5-million balance on the loan facility from Investissement Quebec to finance development at the Copper Rand Mine. It also received $1.2 million for the 2002 refundable mining tax credits on the Copper Rand Mine, as well as a $0.3-million refund on the 2001 and 2002 mining tax credits for the Joe Mann Mine.

         The Company also closed two financings in the fourth quarter of 2004. On October 8, 2004, the Company obtained a line of credit of US$8 million from Auramet Trading, LLC, to finance 90% of the payable copper and silver content and 100% of the payable gold content included in the concentrate shipped to Noranda's smelting facilities. Receivables are also in U.S. dollars. This line of credit allows the Company to receive the value of the payable content the second working day following receipt of the concentrate by Noranda instead of the fourth month following the month of shipment. These advances bear interest at the London Interbank Offer Rate (LIBOR), plus 2.5%. To secure this financing, the Company assigned its settlement receivables to the Lender. This line of credit expires on December 31, 2005, with the Lender having the option to renew the facility for an additional two-year period. On closing, the Company paid a fee of US$100,000 and issued 200,000 warrants for a 3-year period, giving the Lender the right to subscribe to 200,000 shares at a price of $0.65 per share. The fair value of these warrants was estimated to be $69,000 at the date of closing. This amount was added to the deferred charges and is amortized over the financing period.

         QUARTERLY PRODUCTION DATA FOR THE LAST THREE YEARS


2004                                                             Q-1            Q-2          Q-3           Q-4
----                                                             ---            ---          ---           ---
Tons produced                                                  46,323         53,868       43,742       41,557
Grades
Au (oz./t)                                                      0.204          0.229        0.235        0.256
Cu (%)                                                          0.19           0.21         0.24         0.27
Ag (oz./t)                                                      0.142          0.157        0.182        0.199
Recovery
Au (%)                                                          91.43          91.80        92.01        91.60
Cu (%)                                                          93.50          95.95        95.72        96.04
Ag (%)                                                          68.92          72.62        75.90        77.10
Metal produced
Au (oz.)                                                        8,642         11,308        9,472        9,754
Cu (lbs)                                                      166,253        220,065      198,990      215,324
Ag (oz.)                                                        4,535          6,135        6,057        6,392
                                                                -----          -----        -----        -----



2003

Tons produced                                                  49,011          49,864       43,741      40,152
Grades
Au (oz./t)                                                      0.253          0.233        0.296        0.227
Cu (%)                                                          0.21           0.23         0.27         0.22
Ag (oz./t)                                                      0.145          0.137        0.177        0.151
Recovery
Au (%)                                                          91.82          92.86        94.02        92.55
Cu (%)                                                          93.20          94.80        96.88        95.33
Ag (%)                                                          67.98          67.74        73.67        72.88
Metal produced
Au (oz.)                                                       11,370         10,772       12,163        8,442
Cu (lbs)                                                      196,052        212,778      227,288      169,989
Ag (oz.)                                                        4,821          4,634        5,708        4,430
                                                                -----          -----        -----        -----

2002

Tons produced                                                       -         48,931       40,133       45,264
Grades
Au (oz./t)                                                          -          0.237        0.217        0.253
Cu (%)                                                              -          0.19         0.19         0.23
Ag (oz./t)                                                          -          0.139        0.144        0.161
Recovery
Au (%)                                                              -          91.81        88.43        92.51
Cu (%)                                                              -          86.05        93.60        93.57
Ag (%)                                                              -          57.18        41.84        70.18
Metal produced
Au (oz.)                                                            -          9,487        7,714       10,583
Cu (lbs)                                                            -        158,315      141,365      198,164
Ag (oz.)                                                            -          3,889        2,424        5,123
                                                                               -----        -----        -----


         The second is a bridge financing with RMB, for a maximum of $4,000,000 guaranteed by a first-ranking encumbrance on the Corner Bay, Eastmain and Joe Mann properties, and a floating charge on all other Company assets. This financing was used for development work at the Copper Rand Mine. This credit facility is reimbursable on or before May 2, 2005, at the Company's discretion. On that date, RMB will have the right to convert a maximum amount of $1,000,000 into common shares of the Company. After May 2, 2005, and before November 2, 2006, RMB may convert the balance owing under this facility into common shares of the Company. In both instances, the rate of conversion will be $0.574 per share if the average share price is less that $1.70 for a period of 20 days prior to the conversion. If the average share price for the same 20-day period is equal to or higher than $1.70 per share, the rate of conversion will be the period average multiplied by the conversion rate of $0.574 per share, divided by $1.70. The outstanding balance on the loan is to be repaid by the Company on November 2, 2006. Interest at LIBOR plus 3.5% is payable quarterly or added to the balance of the loan. Fees of $200,000 were paid to the Lender on closing. The Company has estimated the fair value of the right to convert the debt, as of the date of signature, at $0.5 million, using the Black and Scholes evaluation model.

         The Company also finalized the sale of the Bachelor Lake property to Metanor for $2,300,000. A first payment of $100,000 was received on signing of the initial offer; a payment of $200,000 was made on closing; the balance, bearing interest at 10% beginning December 1, 2004, will be paid from the net proceeds of any private placement or public offering Metanor may close before June 30, 2005. Should the buyer not pay the total balance of sale, plus accrued interest, before June 30, 2005, Campbell has the right to cancel the sale without returning the sums received. As at December 31, 2004, Campbell recorded an allowance equivalent to the outstanding balance.

         In addition to the liquidities outlined above, the Copper Rand Mine development was financed through private placements closed in the first two quarters of 2004, which generated net proceeds of $8.1 million. These private placements were composed of 11,023,000 units at $0.80 per unit: each unit included one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one common share at $1.20 per share until March 11, 2007. The fair value of the warrants at the date of issue was estimated at $2.0 million.

         In July 2004, the $3.4-million Convertible Subordinated Debentures, bearing interest at 7.5% per annum, were repaid in shares at the conversion rate of US$5.00 per share, as stipulated in the contract, for a total of 510,200 shares.

         The $38.0-million Guaranteed Subordinated Debentures and the $11.4-million Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares of a subsidiary will be fully repaid and repurchased in 2007 from restricted deposits and the Exchange Agreements of $49.4 million as presented in Assets.

         In the third quarter, Campbell renegotiated the reimbursement terms of its Convertible Debentures totalling $650,000, plus accrued interest of $174,000. The debenture holders agreed to delay the capital and interest reimbursement by one year. The first payment is now due on July 1, 2005, with subsequent quarterly payments. The capital will be reimbursed as follows: 20% on July 1, 2005, 40% on July 1, 2006, and 40% on July 1, 2007, or converted into common shares at a price of $1.025, or up to a maximum of $1.64, based on an increase of the price of gold beyond US$350. These debentures had been negotiated by MSV before its merger with Campbell. At the date of the merger, the fair value of the net asset acquired was below book value. No value has been assigned to the conversion rights held by these investors.

         The following chart shows the payments to be made in each of the next five years as per contractual obligations as of December 31, 2004.

         PAYMENTS TO BE MADE IN EACH OF THE NEXT FIVE YEARS AS PER CONTRACTUAL OBLIGATIONS AS OF DECEMBER 31, 2004


(in thousands of dollars)                           Total       2005       2006      2007       2008        2009
-------------------------                           -----       ----       ----      ----       ----        ----
Long-term debt*                                      17.4         2.7        7.4      3.4         3.1        0.8
Pension plan actuarial deficit                        5.2         0.9        0.9      0.9         0.3        0.3
Asset retirement obligations**                        4.4           -        0.2        -         0.3        0.5
                                                      ---         ---        ---      ---         ---        ---


*Long-term debt excludes the Guaranteed Subordinated Debentures and the redeemable Preferred Shares for which the deposits and exchange agreements have been assigned and includes the value of the conversion rights of the ECU Facility Agreement.
**Asset retirement obligations exclude obligations assumed by the Copper Rand /Portage Restoration Fiduciary Trust Fund.

         As of December 31, 2004, cash and cash equivalents were $1.2 million compared with $4.8 million as of December 31, 2003.

RISK FACTORS

         The Company's current and proposed mining and exploration activities are subject to various laws and regulations on the protection of the environment. These laws and regulations are continually changing and, generally, are becoming more restrictive. The Company conducts its operations in such a way as to protect its employees, the general public and the environment and, to the best of its knowledge, it believes its operations are, in all material respects, in compliance with all applicable laws and regulations. To ensure compliance, the Company has made declarations and committed expenditures and expects to continue to do so in the future. The Company records asset retirement obligations in accordance with the provisions of Section 3110 of the CICA Handbook, "Asset Retirement Obligations".

         The Company does not engage in off-balance sheet financing. All operating costs are expressed in Canadian dollars. Metal sales are in U.S. dollars. Metal sales revenues are directly affected by fluctuations in gold and copper prices and in the Canadian/U.S. exchange rate. Numerous factors outside the control of the Company can have an impact on these fluctuations. The Company may occasionally use hedging contracts to offset fluctuations. Since the resumption of production in April 2002, Campbell has sold its entire production at spot prices.

         Metal prices also have an impact on the calculation of mineral reserves, the decision to discontinue a mining operation or to delay the development of a property, as well as the book value of a mining asset.

         Interest rate changes represent less of a risk for the Company. Debentures and redeemable preferred shares, which total $49.4 million of the total long-term debt of $66.5 million, are covered by the exchange agreements with an international bank.

         The collective agreement covering employees at the Joe Mann Mine expired on December 31, 2004. The collective agreement covering employees at the Copper Rand Mine was renegotiated in June 2004 for a five-year period. The new agreement calls for a salary increase of 10.6% in January 2005 and increases of 1.5% in each of the following three years. Salaries were last increased in May 1996.

         The Company, like the mining industry as a whole, is faced with certain types of risks related to ground conditions, seismic activity and floods. These risks can cause adverse events such as injuries, or even loss of human life, damage to mining properties, the impairment or destruction of a production facility. Such events could impact the level of production and generate financial losses and possible litigation.

OUTLOOK

         2005 will see the startup of commercial production at the Copper Rand Mine. Production from this mine will be added to that of the Joe Mann Mine. Management estimates revenues for 2005 at over $50 million, a significant improvement over of the $21.8 million in revenues in 2004. This estimate is based on a copper price of US$1.25, a gold price of US$425, and an exchange rate of C$1.25/US$1.00.

         Total gold and copper production is now estimated at 56,000 ounces and 15,000,000 lbs. Operating expenses per ounce of gold, net of proceeds from the sale of copper, is estimated at US$218 per ounce at Copper Rand and US$330 per ounce at Joe Mann.

         Campbell is now concentrating on the operations at its Joe Mann and Copper Rand Mines and is confident it can optimize both these operations for the benefit of its shareholders.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

         The Company is committed under contractual obligations for a total amount of approximately $27 million. The minimum payments due in each of the following periods are as follows:

                                                                    PAYMENTS DUE BY PERIOD
                                              -------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS                       TOTAL      LESS THAN 1     1-3 YEARS     3-5 YEARS      MORE THAN 5
(IN MILLION DOLLARS)                                        YEAR                                         YEARS
                                              -----      -----------     ---------     ---------      -----------
Long-Term Debt Obligations(1) (2)             17.4           2.7           10.8           3.9              -
                                              -----      -----------     ---------     ---------      -----------
Pension Plan Actuarial Deficit                 5.2           0.9            1.8           0.6             1.9
                                              -----      -----------     ---------     ---------      -----------
Asset Retirement Obligations(2)                4.4            -             0.2           0.8             3.4
                                              -----      -----------     ---------     ---------      -----------
Total                                         27.0           3.6           12.8           5.3             5.3-
                                              -----      -----------     ---------     ---------      -----------


------------
Notes:
(1) An amount of $49 millions is assumed by the restricted deposit and the Exchange Agreement assigned. See Item 4 - "Information on the Company".

(2) Asset retirement exclude obligations assumed by the Copper Rand/Portage Fiduciary Fund.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

         The following table sets forth certain information concerning the persons to be nominated for election as directors of the Company, including their beneficial ownership of common shares as of March 30, 2005. Unless otherwise indicated, each nominee holds sole voting and investment power over his shares.

                                                                                                 NUMBER OF
    NAME & MUNICIPALITY                   PRINCIPAL OCCUPATION               DIRECTOR              COMMON     PERCENT
       OF RESIDENCE                      ND BUSINESS EXPERIENCE                SINCE      AGE      SHARES     OF CLASS
       ------------                      ----------------------                -----      ---      ------     --------
Louis Archambault(1)(2)(3)   President, Groupe Conseil Entraco Inc.,            2001      54      6,000(6)        *
Montreal, Quebec             Montreal, Quebec, environmental consulting
                             firm.

Michel Blouin(2)             Secretary of Campbell; Partner, Lavery, de         2000      63     25,556(7)        *
Montreal, Quebec             Billy, General Partnership, Montreal, Quebec,
                             law firm; Director of Jaguar Nickel Inc.,
                             Jilbey Gold Exploration Ltd. and Stingray
                             Resources Inc., exploration companies.

Graham G. Clow(3)(4)         Consulting Mining Engineer; Principal, Roscoe      1996      54       250(8)         *
Toronto, Ontario             Postle Associates Inc., Toronto, Ontario,
                             geological and mining consultants; Director of
                             Baffinland Iron Mines Corporation; prior to May
                             2001, President and Chief Executive Officer,
                             Manhattan Minerals Corp., Vancouver, BC.




                                                                                                 NUMBER OF
    NAME & MUNICIPALITY                   PRINCIPAL OCCUPATION                DIRECTOR             COMMON     PERCENT
       OF RESIDENCE                     AND BUSINESS EXPERIENCE                 SINCE     AGE      SHARES     OF CLASS
    -------------------                 -----------------------               --------    ---    ---------    --------
Andre Y. Fortier(5)          President and Chief Executive Officer of           2000      64     377,698(9)      *
Montreal, Quebec             Campbell; prior to June 2001, Chairman and
                             Chief Executive Officer of MSV Resources Inc.
                             and President and Chief Executive Officer of
                             GeoNova Explorations Inc.; Director of
                             Excellence Resources Inc.

James C.                     Chairman of Campbell; Counsel, McCarthy            1993      67       7,500(10)     *
McCartney Q.C.(1)(2)(5)      Tetrault LLP, Toronto, Ontario, law firm; 39
Toronto, Ontario             years as a practising lawyer in corporation
                             finance and mergers and acquisitions; trustees,
                             Labrador Iron Ore Royalty Income Fund; Director,
                             Iron Ore Company of Canada; prior to January 2003,
                             Partner and Past Chairman, McCarthy Tetrault LLP.

G. E. "Kurt" Pralle(4)       Mining and Metallurgical Consultant.               1993      70      10,000(11)     *
Ramsey, New Jersey

James D. Raymond(1)(5)       Private Investor.                                  1979      79       1,000(12)     *
Montreal, Quebec

------------
Notes:
(1)      Member of Compensation Committee.
(2)      Member of Corporate Governance Committee.
(3)      Member of Environmental Committee.
(4)      Member of Audit Committee.
(5)      Member of Executive Committee.
(6)      Excludes 86,500 common shares subject to option.
(7)      Excludes 97,000 common shares subject to option.
(8)      Excludes 110,000 common shares subject to option.
(9)      Excludes 570,000 common shares subject to option.
(10)     Excludes 170,000 common shares subject to option.
(11)     Excludes 45,000 common shares subject to option.
(12)     Excludes 80,000 common shares subject to option.
*        Less than 1% of the outstanding common shares.


         As of March 30, 2005, the directors and officers of the Corporation as a group beneficially owned 428,004 common shares representing approximately 0.4% of the outstanding common shares excluding 1,238,500 common shares subject to option. The information as to common shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective directors and officers individually.

SENIOR MANAGEMENT

         The following table shows certain information with respect to the executive and other officers of the Company

                                                                         YEAR
                                                                     APPOINTED TO      OTHER POSITIONS AND
        NAME                             OFFICE                         OFFICE         BUSINESS EXPERIENCE      AGE
        ----                             ------                      ------------      -------------------      ---
Andre Y. Fortier       President and Chief Executive Officer of          2000       Business Executive(1)        64
                       the Company

Claude Begin           Executive Vice President & Chief Operating        2001       Mining Engineer(2)           58
                       Officer

Alain Blais            Vice President, Development & Geology             2001       Geologist(3)                 49

Lucie Brun             Executive Vice President & Chief                  2001       Chartered Accountant(4)      47
                       Administrative Officer

Michel Blouin          Secretary                                         2003       Lawyer(5)                    63


Notes:
(1)      See description of Principal Occupation and Business Experience under
         Item 6 - "Directors".
(2) Prior to joining Campbell in 2001, Mr. Begin was Mine Manager of the Holloway gold mine operated by Battle Mountain Canada Ltd.
(3) Prior to the merger in June 2001, Mr. Blais was Vice President, Development and Geology with MSV and has worked as a geologist in Chibougamau since 1979.
(4) Prior to joining Campbell in 2001, Ms. Brun was Executive Vice President and Chief Administrative Officer of MSV which she joined in 1996.
(5)      Mr. Blouin is a partner at the law firm Lavery, de Billy, L.L.P.


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

EXECUTIVE COMPENSATION

         The following table sets forth information concerning the compensation paid to the Company's Chief Executive Officer and its most highly paid executive officers as required to be disclosed in accordance with applicable securities regulations (the "Named Executive Officers") during the Company's three financial years ended December 31, 2004, December 31, 2003 and December 31, 2002:

                           SUMMARY COMPENSATION TABLE

                                 ANNUAL COMPENSATION                    LONG-TERM COMPENSATION
                    ---------------------------------------------- ----------------------------------
                                                                           AWARDS           PAYOUTS
                                                                   ---------------------- ----------
                                                                               RESTRICTED
                                                                   SECURITIES   SHARES OR
                                                   OTHER ANNUAL      UNDER     RESTRICTED    LTIP       ALL OTHER
     NAME AND                SALARY      BONUS     COMPENSATION     OPTIONS       SHARE     PAYOUTS    COMPENSATION
PRINCIPAL POSITION   YEAR      ($)        (S)           ($)           (#)       UNITS($)      ($)          ($)
------------------- ------- ---------- ---------- ---------------- ----------- ----------- ---------- --------------
Andre Y. Fortier    2004    225,000     19,200        15,500        100,000        -           -          19,587
President & Chief   2003    233,653        -          14,500           -           -           -          18,211
Executive Officer   2002    210,288        -          13,500        170,000        -           -             -

------------------- ------- ---------- ---------- ---------------- ----------- ----------- ---------- --------------
Claude Begin        2004    138,000     15,039        15,500         50,000        -           -          11,802
Executive Vice      2003    143,308        -          14,500           -           -           -           6,788
President & Chief   2002    131,192        -          13,500         70,000        -           -             -
Operating Officer
------------------- ------- ---------- ---------- ---------------- ----------- ----------- ---------- --------------
Alain Blais         2004    107,200     17,240        15,500         50,000        -           -          15,589
Vice President,     2003    103,847        -          14,500           -           -           -           5,426
Development &       2002     91,154        -          13,500         40,000        -           -             -
Geology
------------------- ------- ---------- ---------- ---------------- ----------- ----------- ---------- --------------
Lucie Brun          2004    110,000     16,685        15,500         50,000        -           -          18,312
Executive Vice      2003    114,231        -          14,500           -           -           -           8,664
President & Chief   2002    100,963        -          13,500         40,000        -           -             -
Administrative
Officer
=================== ======= ========== ========== ================ =========== =========== ========== ==============


OPTION/SAR GRANTS IN LAST FINANCIAL YEAR

         The following table sets forth information concerning the grants of options and stock appreciation rights ("SARS") during the financial year ended December 31, 2004:

                              SECURITIES                                            MARKET VALUE OF
                                 UNDER            % OF TOTAL                          SECURITIES
           NAME                OPTIONS/      OPTIONS/SARS GRANTED    EXERCISE OR      UNDERLYING
                             SARS GRANTED      TO EMPLOYEES IN       BASE PRICE     OPTIONS/SARS ON   EXPIRATION DAT
                                  (#)           FINANCIAL YEAR      ($/SECURITY)     DATE OF GRANT      (MM/DD/YY)
---------------------------- -------------- ----------------------- -------------- ------------------ --------------
Andre Y. Fortier              100,000/Nil           22/Nil              $0.64          $0.64/Nil         05/31/09
President & CEO
---------------------------- -------------- ----------------------- -------------- ------------------ --------------
Claude Begin                  50,000/Nil            11/Nil              $0.64          $0.64/Nil         05/31/09
Executive Vice President &
Chief Operating Officer
---------------------------- -------------- ----------------------- -------------- ------------------ --------------
Alain Blais                   50,000/Nil            11/Nil              $0.64          $0.64/Nil         05/31/09
Vice President,
Development & Geology
---------------------------- -------------- ----------------------- -------------- ------------------ --------------
Lucie Brun                    50,000/Nil            11/Nil              $0.64          $0.64/Nil         05/31/09
Executive Vice President &
Chief Administrative
Officer
============================ ============== ======================= ============== ================== ==============


AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION/SAR VALUES

         The following table sets forth information concerning the exercise of options during the financial year ended December 31, 2004 and the value at December 31, 2004 of unexercised in-the-money options held by each of the Named Executive Officers:

                                                   AGGREGATE                                 VALUE OF UNEXERCISED
                                     SECURITIES      VALUE      UNEXERCISED OPTIONS AT     IN-THE-MONEY OPTIONS/SARS
              NAME                  ACQUIRED ON    REALIZED     FINANCIAL YEAR-END (#)     AT FINANCIAL YEAR-END ($)
                                    EXERCISE (#)      ($)      EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
---------------------------------- -------------- ------------ -------------------------- ----------------------------
Andre Y. Fortier                        Nil           Nil             570,000/Nil                   Nil/Nil
President & Chief Executive
Officer
---------------------------------- -------------- ------------ -------------------------- ----------------------------
Claude Begin
Executive Vice President & Chief        Nil           Nil             220,000/Nil                   Nil/Nil
Operating Officer
---------------------------------- -------------- ------------ -------------------------- ----------------------------
Alain Blais                             Nil           Nil             177,500/Nil                   Nil/Nil
Vice President, Development &
Geology
---------------------------------- -------------- ------------ -------------------------- ----------------------------
Lucie Brun                              Nil           Nil             207,500/Nil                   Nil/Nil
Executive Vice President, &
Chief Administrative Officer
================================== ============== ============ ========================== ============================


INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

         No directors or executive officers of the Corporation are indebted to the Corporation.

EMPLOYEE INCENTIVE PLAN

         The Corporation maintains an employee incentive plan (the "Employee Incentive Plan" consisting of the share purchase plan (the "Share Purchase Plan"), the share option plan (the "Share Option Plan"), the share bonus plan (the "Share Bonus Plan") and the share loan plan (the "Share Loan Plan"). Directors who are not officers do not participate in the Employee Incentive Plan.

         All benefits, rights and options accruing to any participant in accordance with the terms and conditions of the Employee Incentive Plan shall not be transferable except as provided for below. During the lifetime of a participant all benefits, rights and options may only be exercised by the participant.

         The Board and the Compensation Committee reserve the right to amend, modify or terminate the plan at any time if and when it is advisable in the absolute discretion of the Board or the Compensation Committee. However, any amendment of the plan which would:

         (a)      materially increase the benefits under the Employee Incentive
                  Plan;

         (b) materially increase the number of common shares which would be issued under the Employee Incentive Plan;

         (c) materially modify the requirements as to eligibility for participation in the Employee Incentive Plan; or

         (d) otherwise require approval by shareholders (or disinterested shareholders as the case may be) in accordance with the requirements of any regulatory body having jurisdiction over the common shares;

shall be effective only upon the approval of the shareholders (or disinterested shareholders as the case may be) of the Corporation. Any amendment to any provision of the Employee Incentive Plan shall be subject to approval by any regulatory body having jurisdiction over the securities of the Corporation.

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

         The purchase price of the common share under option granted under the Share Option Plan from time to time shall be set by the Board or the Compensation Committee in its discretion but in any event shall not be less than the average of the closing prices for the common shares on the TSX or in the event of no trades, the average of the bid and asked prices, on the last five business days prior to the date of the grant of an option.

         No option may be exercised after the employment of an optionee ceases with the Corporation and the optionee shall have no rights or claims against the Corporation in respect of the options or in respect of any common shares subject to options which have not been purchased prior to such date except that:

         (a) if such employment ceases by reason of permanent disability of the optionee, or the retirement of the optionee on or after attaining the age of sixty years or the death of the optionee, any option granted to the optionee may be exercised in full by the optionee or by his legal representatives as if such employment had not ceased provided that all options held by the optionee or his legal representatives must be exercised on or before one (1) year after employment so ceased and thereafter any portion which remains unexercised shall terminate and be of no force or effect; and

         (b) the Board or the Compensation Committee may in its discretion, in special circumstances, give its express consent to the exercise, after the effective date of the optionee ceasing to be employed by the Corporation, of any options which are exercisable at the time the optionee's employment ceases.

         Termination of the Employee Incentive Plan shall not affect the rights of an optionee holding an option at the time of the termination of the plan without the consent of the optionee.

         Options shall not be granted to a participant if such options together with all other options then held by such participant and any rights attached thereto would upon exercise result in the issue to such participant of more than 5% of the common shares then outstanding.

         During 2004, 445,000 options were granted to employees under the Share Option Plan of which 250,000 were granted to Named Executive Officers.

         As at December 31, 2004, a total of 1,523,750 common shares were issuable upon exercise of options under the Share Option Plan including 1,087,500 common shares issuable upon exercise of options held by four Named Executive Officers. Such options are exercisable at exercise prices ranging from $0.51 to $0.67 per share and expire between January 31, 2006 and May 31, 2009. The total number of common shares issuable under the Employee Incentive Plan before the proposed amendment is 1,781,839.

         SHARE PURCHASE PLAN

         The Share Purchase Plan is designed to encourage employees of the Corporation to purchase common shares on a regular basis. Employees of the Corporation who have been continuously employed by the Corporation for at least one year, or less at the discretion of the Compensation Committee or the Board, are eligible each January 1 to participate in the Share Purchase Plan. Each eligible employee may contribute up to 5% of his or her basic salary to the Share Purchase Plan through monthly deductions. On a quarterly basis, the Corporation will contribute an amount equal to 50% of the employee's contributions to such date and each participating employee will then be issued common shares at an issue price equals to the average of the closing prices for the common shares on the TSX or in the event of no trades, the average of the bid and asked prices, on the last five business days prior to the date of issue and having a value equal to the aggregate amounts contributed by such employee and the Corporation. During 2004, 305,705 common shares were issued pursuant to the Share Purchase Plan.

         In the event that a participant ceases to be employed by the Corporation for any reason or in the event of the death of a participant while participating in the Share Purchase Plan, no further purchases of common shares will be made and the participant's contribution then held in trust by the Corporation for the participant shall be paid to the participant or his estate or successor, as the case may be, and the Corporation's contribution then held in trust for the participant shall be paid to the Corporation. A participant shall not be entitled to withdraw from the Share Purchase Plan under any other circumstances during the calendar year for which he has elected to participate.

         SHARE BONUS PLAN

         The Share Bonus Plan is intended to promote the interests of the Corporation and its shareholders by permitting the Board or the Compensation Committee, in its discretion, to issue common shares to full-time salaried employees of the Corporation as a bonus in recognition of services provided to the Corporation by such employee. The maximum number of common shares that may be issued and reserved for issuance under the Share Bonus Plan shall not exceed 5% of the total number of common shares issued and reserved for issuance pursuant to the Employee Incentive Plan nor 1% of the issued capital. The issue of common shares to such employee may be subject to such terms and conditions as are determined by the Board or the Compensation Committee. During 2004, 75,000 common shares were issued pursuant to the Share Bonus Plan.

         SHARE LOAN PLAN

         The Share Loan Plan is intended to provide an additional incentive to motivate full time officers who will make important contributions to the success of the Corporation by assisting such persons to acquire shares of Campbell. The Compensation Committee may in its discretion make loans to full time officers of the Corporation. The number of common shares issued and reserved for issuance pursuant to the Share Loan Plan to any one person shall not exceed 12% of the aggregate number of common shares issued and reserved for issuance pursuant to the Employee Incentive Plan. The number of common shares issued and reserved for issuance pursuant to the Share Loan Plan (whether or not such common shares are issued pursuant to the exercise of options granted under the Share Option Plan) shall not exceed 25% of the aggregate number of common shares issued and reserved for issuance pursuant to the Employee Incentive Plan. Such loans shall be subject to such terms and conditions including rates of interest, if any, as the Compensation Committee may consider appropriate. During 2004, no loans were granted and no loans are outstanding under the Share Loan Plan.

         In the event that the share loan participant ceases to be an employee of the Corporation for any reason whatsoever (other than the death of the employee), his loan, or the amount thereof remaining outstanding, shall mature and be payable, together with any applicable interest thereon, eighteen (18) months from the date he ceases to be an employee:

         (a) if the loan and any interest thereon have not been repaid in full to the Corporation within eighteen (18) months of the date the participant ceases to be an employee:

                  (i) the trustee shall sell on behalf of such share loan participant all or such part of the common shares then held by it on his behalf as shall be necessary to repay the loan and any interest thereon in full and the trustee shall pay to the Corporation the proceeds of such sale;

                  (ii) the trustee shall transfer and deliver to the share loan participant the balance of the common shares, if any, that are not so sold; and

                  (iii) the Board or the Compensation Committee shall fix such terms and conditions with regard to repayment of all or part of the balance of the loan or forgiveness of all or part of the balance of the loan as the Board or the Compensation Committee may in its discretion determine.

         (b) if the loan and any interest thereon have been repaid in full to the Corporation within eighteen (18) months of the date the Participant ceases to be an employee, the Trustee shall forthwith upon repayment transfer and deliver to the Share Loan Participant the Shares, if any, then held by it on behalf of such Share Loan Participant.

         In the event that a share loan participant dies while in the employ of the Corporation, the loan, or the amount thereof remaining outstanding shall mature and be payable, together with any applicable interest thereon, one year from the date of such share loan participant, and:

         (a) if the loan and any such interest thereon have not been repaid in full to the Corporation within one year from the date of death of such Share Loan participant;

                  (i) the trustee shall sell on behalf of such deceased Share Loan participant all or such part of the common shares then held by it on his behalf as shall be necessary to repay to the Corporation the loan and such interest in full and the trustee shall pay to the Corporation the proceeds of such sale;

                  (ii) the trustee shall transfer and deliver the balance of the common shares, if any, to the legal personal representatives of the deceased Share Loan participant; and

                  (iii) the Board or the Compensation Committee shall fix such terms and conditions with regard to repayment of all or part of the balance of the loan or forgiveness of all or part of the balance of the loan as the Board or the Compensation Committee may in its discretion determine.

         (b) if the loan and any interest thereon have been repaid in full to the Corporation within one year of the date of the death of the share loan participant, the trustee shall then transfer and deliver the common shares held by it to the legal personal representatives of the deceased participant.

DIRECTORS' STOCK OPTION PLAN

         In August 1993, the Board approved the directors' stock option plan (the "Directors' Plan") and shareholders approved the Directors' Plan on May 18, 1994.

         The Directors' Plan is administered by the Board or by a Committee thereof (the "Administrator"). The exercise price of the options granted thereunder shall be at the average of the closing prices (or bid and ask where there was no trade) of the common shares of the Corporation on the TSX on the five trading days prior to the date of grant (the "Market Price"). Options granted under the Directors' Plan are for a five-year term to be exercisable on terms and conditions as set out by the Administrator. In order that the Directors' Plan together with the Employee Incentive Plan comply with stock exchange rules, a provision was added to the Directors' Plan to provide that the maximum number of shares subject to option under the Directors' Plan together with the shares reserved for issuance under the Employee Incentive Plan shall not at any time exceed 10% of the issued and outstanding shares of the Corporation on a non-diluted basis or such higher number as exchange rules may permit. Under the Directors' Plan, an aggregate of 1,000,000 common shares are reserved for issuance.

         The exercise price of any option shall be the closing price of the common shares of the Corporation on the TSX on the last trading day prior to the date on which such option is granted.

         If a participant ceases to be a director of the Corporation or any of its subsidiaries for any reason (other than death) he may, within the 30-day period, thereafter, exercise any options held by such participant. In any event, any options held by such participant at the expiry of such 30-day period shall be void and of no effect.

         In the event of the death of a participant, the option theretofore held by such participant shall be exercisable within the six month period following such death by the person or persons to whom the participant's rights under the option shall pass by the participant's will or the law of descent and distribution. If such person elects to exercise the options of a deceased participant as aforesaid, such person shall deliver to the Corporation in addition to the exercise price and the notice specified in the Directors' Plan:

         (a) the original grant of probate or letters of administration or a court certified copy thereof; or

         (b) the original of a court certified or authenticated copy of the grant of representation, will, order, or other instrument or such other evidence as the Administrator may require of his or their authority to act for the estate.

         Any options previously held by a deceased participant which are not exercised as aforesaid within such six month period shall upon the expiry of such period be void and of no effect.

         No option or the benefits and rights accruing to any participant in accordance with the terms and conditions of the Directors' Plan shall be transferable or assignable. Except as provided above, all options and such benefits and rights may only be exercised by the participant.

         The Board of the Corporation may, subject to the requirements of any regulatory authority having jurisdiction, amend the Directors' Plan provided that any amendment to change the exercise price or expiry date of any option, materially modify the requirements for eligibility for participation in the Directors' Plan or any other amendment that could reasonably be considered to be material shall not be effective until it has been approved by the shareholders of the Corporation.

         The Board of the Corporation may terminate the plan at any time provided that such termination shall not alter the terms or conditions of any option or impair any right of any participant pursuant to any option granted prior the date of such termination.

         At December 31, 2004, options to acquire an aggregate of 746,000 common shares were outstanding under the Directors' Plan. No options were exercised under the Directors' Plan, during 2004. The total number of common shares issuable under the Directors' Plan before the proposed amendment is 891,000.

         On May 31, 2004, 200,000 options were granted to directors of the Corporation under the Directors' Plan. The options are fully exercisable at $0.64 per share and have a five-year term expiring on May 31, 2009.

REMUNERATION OF DIRECTORS

         All directors of the Corporation receive an annual director's fee of $6,000 and an attendance fee of $600 per meeting attended in person and $300 per meeting attended by telephone and out-of-pocket expenses relating to attendance at a board or committee meeting. The Corporation paid aggregate remuneration of $67,800 to 7 incumbent and one former director in their capacities as such during the fiscal period ended December 31, 2004. Mr. Fortier does not receive director's fees.

         In 2004, the Corporation engaged the law firm McCarthy Tetrault LLP of which James C. McCartney, Q.C., a director and chairman of the Corporation, was a counsel during 2004 to provide legal advice to the Corporation. An aggregate of $32,576 was paid to McCarthy Tetrault LLP for legal services in 2004. The Corporation also engaged the law firm Lavery, de Billy, L.L.P. of which Michel Blouin, a director and officer of the Corporation, is a senior partner, to provide legal advice to the Corporation. An aggregate of $149,979 was paid to Lavery, de Billy, L.L.P. for legal services in 2004.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

         In 2004, the Corporation purchased directors' and officers' liability insurance with a liability limit of $10,000,000 for which the Corporation paid an annual premium of $212,550. The policy provides for a deductible, payable by the Corporation of $150,000 other than for claims brought in the United States in which case the deductible is $350,000.

EMPLOYMENT AGREEMENTS

         The Corporation has entered into employment agreements with its Named Executive Officers as described below.

         On August 6, 2002, the Corporation entered into an employment agreement with Andre Y. Fortier as President and Chief Executive Officer. The agreement stipulates among other things, a base salary and provides that in the event that Mr. Fortier's employment is terminated, he will be entitled to be paid up to thirty-six months' salary and benefits. In the event of a change of control, as defined, Mr. Fortier will be entitled to resign within six months thereof and be paid thirty-six months' salary and benefits. The agreement also provides that in the event of resignation or termination, options held by Mr. Fortier will immediately become fully exercisable. Such options will expire ninety days after resignation or termination.

         On August 6, 2002, the Corporation entered into an employment agreement with Lucie Brun as Executive Vice President and Chief Administrative Officer. The agreement stipulates among other things, a base salary and provides that in the event that Mrs. Brun's employment is terminated, she will be entitled to be paid up to twenty-four months' salary and benefits. In the event of a change of control, as defined, Mrs. Brun will be entitled to resign within six months thereof and be paid twenty-four months' salary and benefits. The agreement also provides that in the event of resignation or termination, options held by Mrs. Brun will immediately become fully exercisable. Such options will expire ninety days after resignation or termination.

         On August 6, 2002, the Corporation entered into an employment agreement with Claude Begin as Executive Vice President and Chief Operating Officer. The agreement stipulates among other things, a base salary and provides that in the event that Mr. Begin's employment is terminated, he will be entitled to be paid up to twenty-four months' salary and benefits. In the event of a change of control, as defined, Mr. Begin will be entitled to resign within six months thereof and be paid twenty-four months' salary and benefits. The agreement also provides that in the event of resignation or termination, options held by Mr. Begin will immediately become fully exercisable. Such options will expire ninety days after resignation or termination.

         On August 6, 2002, the Corporation entered into an employment agreement with Alain Blais as Vice President, Development & Geology. The agreement stipulates among other things, a base salary and provides that in the event that Mr. Blais's employment is terminated, he will be entitled to be paid up to twenty-four months' salary and benefits. In the event of a change of control, as defined, Mr. Blais will be entitled to resign within six months thereof and be paid twenty-four months' salary and benefits. The agreement also provides that in the event of resignation or termination, options held by Mr. Blais will immediately become fully exercisable. Such options will expire ninety days after resignation or termination.

COMPENSATION COMMITTEE

         COMPOSITION OF THE COMPENSATION COMMITTEE

         The Compensation Committee of the Board considers and approves compensation, remuneration and incentive arrangements for directors, officers and senior employees of Campbell. The members of the Compensation Committee are Louis Archambault, James C. McCartney, Q.C. and James D. Raymond. Mr. McCartney is Chairman of the Corporation and he is also Chairman of the Compensation Committee. Mr. McCartney is counsel with the law firm McCarthy Tetrault LLP which provides legal advice to the Corporation. Neither Mr. Archambault nor Mr. Raymond is, nor was, at any time, an officer or employee of the Corporation or any of its subsidiaries. In 1994, the Committee established an executive compensation philosophy and policy to be followed in its future consideration of executive compensation and incentive arrangements. Mr. Raymond joined the Compensation Committee in May 2004.

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

         REPORT ON EXECUTIVE COMPENSATION

         On May 31, 2004 the Compensation Committee completed its annual review of the compensation of its President and Chief Executive Officer and other executive officers. As part of the above review, the Committee considered and recommended that the Board grant additional stock options to senior employees, senior executives and directors of the Corporation. Based on the Committee's recommendation, options to acquire an aggregate of 250,000 common shares at $0.64 per share exercisable for five years were granted to the Named Executive Officers under the Employee Incentive Plan and options to acquire an aggregate of 200,000 common shares at $0.64 per share exercisable for five years were granted to the directors, excluding Mr. Fortier, under the Directors' Plan. Based on the Committee's recommendation, 75,000 common shares at a deemed price of $0.64 per share were issued to the Named Executive Officers under the Share Bonus Plan.

                                         On behalf of the Compensation Committee

                                         Louis Archambault
                                         James C. McCartney, Q.C.
                                         James D. Raymond

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

         The following table summarizes as of December 31, 2004, the equity compensation plans pursuant to which equity securities of the Corporation may be issued:

                      EQUITY COMPENSATION PLAN INFORMATION

                           NUMBER OF COMMON SHARES TO     WEIGHTED-AVERAGE       NUMBER OF COMMON SHARES REMAINING
                           BE ISSUED UPON EXERCISE OF     EXERCISE PRICE OF     AVAILABLE FOR FUTURE ISSUANCE UNDER
                              OUTSTANDING OPTIONS,      OUTSTANDING OPTIONS,    EQUITY COMPENSATION PLANS [EXCLUDING
                               WARRANTS AND RIGHTS       WARRANTS AND RIGHTS    SECURITIES REFLECTED IN COLUMN (a)]
PLAN CATEGORY                          (a)                       (b)                            (c)
-------------------------- ---------------------------- ---------------------- ---------------------------------------
Equity compensation                 2,269,750                   $0.62                        276,764(1)
plans approved by
securityholders
-------------------------- ---------------------------- ---------------------- ---------------------------------------
Equity compensation                    Nil                       Nil                            Nil
plans not approved by
securityholders
-------------------------- ---------------------------- ---------------------- ---------------------------------------
TOTAL:                              2,269,750                   $0.62                         276,764
========================== ============================ ====================== =======================================


Note:
(1) 131,764 common shares remain available for future issuance under the Share Purchase Plan and 145,000 common shares under the Directors' Plan.

SHAREHOLDER RETURN PERFORMANCE GRAPH

         The chart below compares the yearly percentage change in the cumulative total shareholder return on the common shares against the cumulative total shareholder return of S&P/TSX Composite Index for the five fiscal year periods commencing December 31, 1999 and ending December 31, 2004.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN


                                  [LINE GRAPH]

                           Dec. 31, 1999  Dec. 31, 2000(2)  Dec. 31, 2001  Dec. 31, 2002  Dec. 31, 2003  Dec. 31, 2004
                           -------------  ----------------  -------------  -------------  -------------  -------------
Campbell                      $100(1)         $ 15.65           $14.35         $22.17         $40.87        $ 20.44
                              ------          -------           ------         ------         ------        -------
S&P/TSX Composite Index       $100(1)         $106.18           $91.38         $78.62         $97.71        $109.90
                              ======          =======           ======         ======         ======        =======

------------
Notes:
(1) $100 invested on 12/31/99 in stock or index - including reinvestment of dividends.
(2) On May 19, 2000, the share capital of the Corporation was consolidated on the basis of 10 common shares of the Corporation for 1 new common share.

CORPORATE GOVERNANCE

         The following sets forth the corporate governance policy of the Corporation. In developing the foregoing policy, the Board has taken into account its statutory duty under the Canada Business Corporations Act (the "Act"), being the duty to supervise the management of the business and affairs of the Corporation and in discharging such duties, to act honestly and in good faith with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A formal corporate governance policy (the "Governance Policy") was prepared by the Corporate Governance Committee and tabled and approved by the Board on November 6, 2002.

         The following sets forth the Corporation's approach to corporate governance in accordance with the requirement that corporations listed on the TSX disclose on an annual basis their corporate governance practices and provide an explanation where those practices differ from the guidelines set out in the TSX Company Manual.

                                                 DOES THE
TSX CORPORATE GOVERNANCE GUIDELINES            CORPORATION                     DESCRIPTION OF THE
                                                 COMPLY?                      CORPORATION PRACTICE
--------------------------------------------   -----------   --------------------------------------------------------------
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

   (b)   Identification of principal risks of
         the Corporation's business and           Yes        The Board, on an ongoing basis, considers the
         implementation of appropriate                       principal risks of the Corporation's business and
         risk-management systems;                            receives reports of management's assessment and
                                                             management of those risks.

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

   (c)   Succession planning and monitoring
         senior management;                       Yes        It is the mandate of the Compensation Committee to
                                                             review organizational design, succession planning and
                                                             senior management's performance and make
                                                             recommendations to the full Board with respect
                                                             thereto.

                                                 DOES THE
TSX CORPORATE GOVERNANCE GUIDELINES            CORPORATION                     DESCRIPTION OF THE
                                                 COMPLY?                      CORPORATION PRACTICE
--------------------------------------------   -----------   --------------------------------------------------------------
                                                             The performance of the management team is also reviewed
                                                             annually by the Compensation Committee in the context of the
                                                             Corporation's success in meeting its objectives that are
                                                             established as part of the review of the annual financial
                                                             forecast. This Committee is comprised solely of non-management members being the Chairman and two independent directors. The philosophy of the Compensation Committee is stated in this
                                                             Management Proxy Circular under "Executive Compensation
                                                             Philosophy and Policy". In addition, the Compensation
                                                             Committee periodically reviews the compensation paid to
                                                             members of the Board and makes recommendations to the Board on compensation of directors.

(d)  Communications policy; and
                                                 Yes         The Board has delegated responsibility for
                                                             communication with the public and the Corporation's
                                                             shareholders to its President and Chief Executive
                                                             Officer. Procedures are in place to ensure timely
                                                             dissemination of information about the Corporation.
                                                             Any significant shareholder concerns which may be
                                                             communicated to the above persons are communicated to
                                                             the Board at its regularly scheduled quarterly
                                                             meetings.

(e)  Integrity of internal control and           Yes         The Board directly, and through its Audit Committee,
     management systems.                                     assesses the integrity of, and confirms compliance
                                                             with, the Corporation's internal control systems, financial policies and management information systems. The
                                                             responsibility of monitoring the effectiveness of the
                                                             Corporation's internal financial information system has been delegated to the Executive Vice President and Chief
                                                             Administrative Officer who reports to the Board and Audit
                                                             Committee on a quarterly basis. The Audit Committee meets each quarter and reviews and approves the financial statements and
                                                             Management's Discussion and Analysis contained in the
                                                             Quarterly Reports to shareholders prior to filing. In
                                                             addition, the Audit Committee meets with the auditors of
                                                             Campbell to review the audit plan and again to review the
                                                             year-end financial statements. For a portion of those
                                                             meetings, the Audit Committee meets with the auditors in the



                                                      DOES THE
TSX CORPORATE GOVERNANCE GUIDELINES                 CORPORATION                     DESCRIPTION OF THE
                                                      COMPLY?                      CORPORATION PRACTICE
------------------------------------------------- --------------- -------------------------------------------------------
                                                                  absence of management.

2.   Majority of directors should be                   Yes        The Governance Policy states that the Board believes
     "unrelated".                                                 that at least two-thirds of the directors should be
                                                                  "unrelated", that is directors whose independence, in
                                                                  the view of the Corporate Governance Committee, is
                                                                  not affected by any business or other relationship
                                                                  which could or might be perceived to interfere with
                                                                  the director's ability to act with a view to the best
                                                                  interests of the Corporation.

                                                                  The Board is currently comprised of seven persons including five directors who are not executive officers or employees of
                                                                  Campbell and are unrelated to management. The President and
                                                                  Chief Executive Officer and the Secretary are the remaining members of the Board. As recommended by the TSX corporate
                                                                  governance guidelines, the positions of Chairman of the Board and Chief Executive Officer are separate. Accordingly, a
                                                                  majority of the Board is unrelated to management and is in a position to review and evaluate management's activities and to act independently of management.


3.   Disclose for each director whether he             Yes        Mr. McCartney serves as non-executive Chairman. With
     or she is related, and how that                              the exception of Messrs. Blouin and Fortier, none of
     conclusion was reached.                                      the other directors or their associates is an employee or
                                                                  executive officer of the Corporation, nor do any of them have material contracts with the Corporation, or receive
                                                                  remuneration in excess of stated director's fees. Fees paid to
                                                                  Lavery, de Billy, L.L.P. of which Mr. Blouin is a partner and
                                                                  McCarthy Tetrault LLP of which Mr. McCartney was a counsel in
                                                                  2004 are described under "Remuneration of Directors".


4.   Appoint a committee composed                       No        The Corporate Governance Committee has been given the
     exclusively of non-management directors,                     mandate to, among other things, recommend candidates
     the majority of whom are unrelated, with                     for the Board and annually review credentials of
     the responsibility of proposing new board                    nominees. With the exception of Mr. Blouin, all the
     nominees and assessing directors.                            members of the Corporate Governance Committee are
                                                                  unrelated directors.





                                                      DOES THE
TSX CORPORATE GOVERNANCE GUIDELINES                 CORPORATION                     DESCRIPTION OF THE
                                                      COMPLY?                      CORPORATION PRACTICE
------------------------------------------------- --------------- -------------------------------------------------------
5.   Implement a process for assessing the             Yes        The Corporate Governance Committee has been given the
     effectiveness of the Board, its                              mandate to review annually, the effectiveness and
     committees and individual directors.                         relationship between the members of the Board and management.
                                                                  The Governance Policy provides for specific steps to be taken to assist in this process.


6.   Provide orientation and education                 Yes        The Corporate Governance Committee reviews
     programs for new directors.                                  orientation and education as an ongoing matter. There
                                                                  are ongoing informal discussions between management
                                                                  and members of the Board as well as more formal
                                                                  presentations by management throughout the year in
                                                                  addition to regularly scheduled site visits to the
                                                                  Corporation's operations.


7.   Examine the size and composition of               Yes        The Corporation is in a growth stage and accordingly,
     the Board and undertake, where                               a variety of technical, legal and financial
     appropriate, a program to establish a                        experience at the Board level is important. The
     Board composed of members who facilit                        Corporate Governance Committee considers the size of
     effective decision-making.                                   the Board given the business of the Corporation, with a view to the impact of size upon the Board's effectiveness. In March
                                                                  2003, the Corporate Governance Committee determined that the size of the Board is appropriate and the required expertise is present. The Governance Policy provides that the Board, led by the Corporate Governance Committee, reviews the composition of the Board annually. If it is determined that additional
                                                                  expertise is required on the Board, a number of candidates are considered and the Board meets with a proposed nominee. The decision to nominate or appoint an additional director is
                                                                  taken by the Board as a whole.


8.   Review compensation of directors in               Yes        The Compensation Committee periodically reviews the
     light of risks and responsibilities.                         adequacy and form of compensation of directors and
                                                                  makes recommendations to the full Board in respect
                                                                  thereof.




                                                      DOES THE
TSX CORPORATE GOVERNANCE GUIDELINES                 CORPORATION                     DESCRIPTION OF THE
                                                      COMPLY?                      CORPORATION PRACTICE
------------------------------------------------- --------------- -------------------------------------------------------
9.   Committees should generally be                    Yes        Each of the Corporation's Audit, Compensation and
     composed of non-management directors and                     Environment Committees is comprised of non-management
     a majority of committee member should be                     directors. Due to the technical nature of corporate
     unrelated.                                                   governance, the Board has determined that its Corporate
                                                                  Governance Committee would be more effective by having Mr.
                                                                  Blouin, a lawyer specializing in securities laws matters, on that Committee to address governance issues. The Board has determined that due to the technical nature of the
                                                                  Corporation's business, its Executive Committee would be more effective by having the President and Chief Executive Officer on that Committee. Unless specifically directed by the Board, the Executive Committee may not approve capital expenditures or dispositions or borrowing other than in the ordinary course of carrying out the Corporation's business, in excess of
                                                                  $1,000,000. In practice, the Executive Committee does not give final approval to transactions but rather makes its
                                                                  recommendations to the full Board.


10.  Assume responsibility or appoint a                Yes        A Corporate Governance Committee was formed in May
     separate committee responsible for the                       2002. The Corporate Governance Committee has been
     approach to corporate governance issues.                     delegated this responsibility by the Board. The Corporate
                                                                  Governance Committee considers the general policies in
                                                                  connection with corporate governance, monitors the
                                                                  implementation and administration of policies and guidelines and then reports and makes recommendations to the full Board.
                                                                  The Governance Policy was prepared by the Committee and tabled and approved by the full Board on November 6, 2002. In
                                                                  December 2004, the Corporate Governance Committee completed its annual review of the Governance Policy and recommended to the Corporation to continue to bring its Governance Policy in line with the requirements of the Sarbanes-Oxley Act of 2002, the proposed corporate governance best practices published by the Canadian Securities Administrators, once they become
                                                                  effective, and the rules of the exchange on which the
                                                                  securities of the Corporation are listed, being the TSX.





                                                      DOES THE
TSX CORPORATE GOVERNANCE GUIDELINES                 CORPORATION                     DESCRIPTION OF THE
                                                      COMPLY?                      CORPORATION PRACTICE
------------------------------------------------- --------------- -------------------------------------------------------
11.  Define limits to management's
     responsibilities by developing mandates
     for:

(a)  The Board                                          Yes        The Board is empowered by the Corporation's
                                                                   incorporating documents and by-laws to supervise the
                                                                   management of the affairs and business of the
                                                                   Corporation. The Board is not involved in the
                                                                   day-to-day activities of the Corporation. The Board
                                                                   performs its functions through quarterly and special
                                                                   meetings and has delegated certain of its
                                                                   responsibilities to those committees described in
                                                                   this Management Proxy Circular.


(b)  The Chief Executive Officer                        Yes        The Board has authorized the Chief Executive Officer to
                                                                   supervise the business and affairs of the Corporation and to develop a strategic plan for the approval by the Board.


12.  Establish procedures to enable the                 Yes        The Board is of the view that it can function
     Board to function independently of                            independently of management. The Board meets
     management.                                                   independently when required. Time is reserved during each
                                                                   scheduled Board meeting for a private discussion without
                                                                   management.



13.  (a) Establish an Audit Committee                   Yes        The mandate of the Audit Committee is as described
     with a specifically defined mandate.                          above and as set out in the Audit Committee Charter.


                                                        Yes        The Audit Committee is comprised exclusively of
     (b) All members of the Audit Committee                        non-management directors.
     should be non-management directors.

14.  Implement a system to enable                       Yes        Individual directors, with the knowledge of the
     individual directors to engage outside                        Chairman, can engage outside advisors. Pursuant to
     advisors, at the Corporation's expense.                       its charter, the Audit Committee may, with the prior
                                                                   approval of the Board, investigate any matter or
                                                                   activity involving financial accounting and
                                                                   financial reporting, as well as internal
                                                                   controls of the Corporation and in that regard the
                                                                   Audit Committee has the authority to approve the
                                                                   retention of external professionals to render
                                                                   advice and counsel in such matters.




EMPLOYEES

         At March 30, 2004, the Company had 286 employees compared to 274 at March 31, 2003, all of whom were in Canada. At the Joe Mann Mine, approximately 165 employees were employed as of December 31, 2004, compared to 182 persons as of December 31, 2003. Of the 165 employees, 115 mine workers were covered by a collective bargaining agreement with CSN, 15 mill workers were covered by a collective bargaining agreement with Les Metallurgistes Unis d'Amerique (the United Steelworkers of America) and 1 nurse was covered by a collective bargaining agreement with La Federation des Infirmiers et Infirmieres du Quebec
(FIIQ). As at December 31, 2004, MSV had approximately 135 full time employees at the Copper Rand Mine compared to 81 at December 31, 2003 and 332 at the end of 1996 prior to the suspension of operations, as previously described. At the Copper Rand Mine, 99 employees were covered by a collective bargaining agreement with the United Steelworkers of America. The collective agreement has been renewed for five years in 2004.

         At the headquarter, Campbell has 6 employees at March 2005 compared to 5 at December 2004 and 2003. Of theses employees, two are officers. The two other officers are based at the mining office in Chibougamau.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         As of March 30, 2005, the Company had 107,245,848 common shares outstanding. Each common share entitles its holder to one vote.

         To the knowledge of the Company, as of March 30, 2005, no person beneficially owned or exercised control or direction over more than 10% of the common shares of the Company except as described below.

         There are no related party transactions.

ITEM 8.  FINANCIAL INFORMATION

FINANCIAL STATEMENTS

         The Company's consolidated financial statements are set out under Item 17.

LEGAL PROCEEDINGS

         During 1996, Campbell's Mexican subsidiary, Sotula received import duty assessments claiming Sotula's interest in certain pieces of machinery and equipment with an approximate value of US$2,200,000 and levying taxes, penalties, interest and inflationary adjustments for a further Mexican pesos 9,200,000. The claim against the subsidiary's assets and the additional amount payable arose as a result of the subsidiary not presenting certain import documentation to tax authorities by a prescribed date in connection with their audit of imports of the claimed machinery and equipment during 1990 and 1991 when the mine was not owned by Sotula. The charge against certain pieces of machinery and equipment will be released when the final tax assessment is issued.

         Professional advice received indicating the basis for these assessments to be weak and accordingly appealed the assessments on March 5, 1997 before the Local Tax Legal Administration for Revenues in Nogales, Sonora. On May 26, 1997, Sotula was advised that it was successful in its appeal and that Mexican pesos 9,200,000 was not payable. While the local tax authority was requested by the federal tax authorities to issue a re-assessment which must take into account the basis of the appeal, on May 6, 1998, the tax authorities issued a tax assessment identical to that issued in 1996 except that the amounts claimed have increased to

Mexican pesos 18,000,000 as a result of inflation and additional interest. Sotula was advised by its Mexican counsel that this assessment is improper as it completely ignores the earlier ruling. Accordingly, Sotula filed a new appeal before the federal tax court to nullify the assessment. On October 11, 2001, Sotula received notice that it was successful in its appeal against the assessments; however, this decision was appealed once more by the Mexican tax authorities (the "tax case").

         On January 31, 2002, Queenstake purchased all of the shares of Sotula. Pursuant to the purchase and sale agreement, Campbell received a US $1 million promissory note from Queenstake. This promissory note maturing on the third anniversary of the date of issuance. Such note is subject to adjustment as follows. To the extent that the actual liability, incurred by Queenstake with respect to outstanding litigation commenced in 1996, between Sotula and the tax case and reclamation costs of properties owned by Sotula (the "reclamation"), does not exceed US$2,000,000, there shall be no reduction. To the extent that the actual combined liability incurred by Queenstake with respect to the tax case and the reclamation exceeds US$2,000,000 but does not exceed US$2,400,000, the amount of the promissory note issued shall be reduced by 100% of the amount of the liability in excess of US$2,000,000. To the extent that the actual combined liability incurred by Queenstake with respect to the tax case and the reclamation exceeds US$2,400,000 but does not exceed US$2,750,000, the amount of the promissory note issued shall be reduced by 100% of the first US$400,000 in excess of US$2,000,000 and 80% of any excess over US$2,400,000. To the extent that the actual combined liability incurred by Queenstake with respect to the tax case and the reclamation exceeds US$2,750,000, the amount of the promissory note issued shall be reduced by 100% of the first US$400,000 in excess of US$2,000,000 and 80% of the excess over US$2,400,000 up to US$2,750,000 and by 70% of the excess of US$2,750,000 up to a maximum of US$3,207,000. In December 2003, Queenstake paid immediately US$850,000 as a final payment of the US$1 million promissory note.

         In January 2004, the Oujibougoumou Cree initiated legal proceedings against the Company, claiming that the poor condition of lakes in the region of Chibougamau, Quebec was due to mining activities in the area. The Public Health Department, the MENVIQ and the Quebec Fish and Wildlife Association began to study the issue. As a temporary measure, the Company and the plaintiffs jointly agreed to request that proceedings be suspended for one year. It is not possible to determine either the outcome of the proceedings or the financial consequences for the Company.

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

DIVIDEND RECORD AND POLICY

         The Company has not paid a dividend on its common shares since 1984. The Company's present policy is to retain any earnings to finance future growth. Dividends on the common shares paid to non-residents of Canada will generally be subject to withholding tax under the Tax Act at the rate of 25%. Such rate may be subject to reduction under the provisions of a tax treaty between Canada and the country in which the recipient is resident. The Canada-U.S. Income Tax Convention (1980) (the "Convention") provides for a general reduction in the rate of withholding tax to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to a resident of the United States, and also provides for a further reduction to 5% where the beneficial owner of the dividend is a corporation, resident in the United States, which owns at least 10% of the voting shares of the corporation paying the dividend.

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

TORONTO STOCK EXCHANGE

            PERIOD                           HIGH                           LOW                        VOLUME
            ------                           ----                           ---                        ------
MONTH ENDED
To March 29, 2005                            0.44                           0.37                         5,533,900
February 2005                                0.48                           0.38                         3,872,100
January 2005                                 0.52                           0.43                         1,644,400
December 2004                                0.56                           0.44                         2,474,300
November 2004                                0.67                           0,54                         2,838,300
October 2004                                 0.72                           0.48                         2,882,200
September 2004                               0.47                           0.37                         2,950,000

            PERIOD                           HIGH                           LOW                        VOLUME
            ------                           ----                           ---                        ------
QUARTER ENDED
December 31, 2004                            0.72                           0.44                         8,194,800
September 30, 2004                           0.66                           0.37                         6,004,202
June 30, 2004                                0.81                           0.56                         4,645,629
March 31, 2004                               0.98                           0.72                         7,167,956
December 31, 2003                            1.11                           0.65                         8,588,012
September 30, 2003                           0.89                           0.36                         9,366,574
June 30, 2003                                0.48                           0.33                         2,358,019
March 31, 2003                               0.67                           0.41                         2,734,958


            PERIOD                           HIGH                           LOW                        VOLUME
            ------                           ----                           ---                        ------
FISCAL YEAR ENDED
December 2004                                0.98                           0.37                        26,012,587
December 2003                                1.11                           0.33                        23,047,563
December 2002                                0.91                           0.29                        12,260,900
December 2001                                1.05                           0.26                         3,672,790
December 2000                                4.50                           0.35                         1,121,093

-------------

Note:

(1) All prices and volumes have been adjusted to reflect the one for ten consolidation in May 2000. Prices are in Canadian dollars.

OTC-BB

            PERIOD                           HIGH                           LOW                      VOLUME
            ------                           ----                           ---                      ------
MONTH ENDED
To March 29, 2005                            0.36                           0.30                       1,486,800
February 2005                                0.40                           0.30                       1,496,500
January 2005                                 0.48                           0.35                         396,200
December 2004                                0.49                           0.35                         968,300
November 2004                                0.55                           0.45                         443,100
October 2003                                 0.58                           0.34                         977,500
September 2003                               0.38                           0.29                         688,500

            PERIOD                          HIGH                           LOW                       VOLUME
            ------                          ----                           ---                       ------
QUARTER ENDED
December 31, 2004                           0.58                          0.34                         2,388,900
September 30, 2004                          0.50                          0.29                         2,506,300
June 30, 2004                               0.63                          0.41                         2,827,200
March 31, 2004                              0.78                          0.55                         2,651,300
December 31, 2003                           0.77                          0.62                         5,050,400
September 30, 2003                          0.57                          0.31                         3,053,800
June 30, 2003                               0.33                          0.24                         1,558,900
March 31, 2003                              0.36                          0.29                         1,559,900

            PERIOD                           HIGH                           LOW                      VOLUME
            ------                           ----                           ---                      ------
FISCAL YEAR ENDED
December 2004                                0.78                           0.29                      10,373,700
December 2003                                0.77                           0.24                      11,223,000
December 2002                                0.45                           0.29                       9,339,003
December 2001                                0.69                           0.13                       6,322,000
December 2000                                3.13                           0.19                       7,779,420

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

         The Restated Articles of Incorporation were approved by resolution of the directors dated October 22, 2004. The Restated Certificate of Incorporation was issued by Industry Canada on January 7, 2005 in order to remove the provisions which were irrelevant.

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

LIMITATIONS ON OWNERSHIP OF SECURITIES

         Except as described below under Exchange Controls, there are no limitations on the right to own securities imposed by foreign law to the Company's knowledge or by the Articles of the Company.

CHANGE IN CONTROL OF COMPANY

         There are no provisions in the Company's Articles or By-laws that would have the effect of delaying, deferring, or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring of the Company or its subsidiaries.

MATERIAL CONTRACTS

         Royalty Agreement between Meston and Repadre dated April 23, 1993 as amended June 30, 2001, as described under Item 4 - Information on the Company.

         Merger Agreement dated May 7, 2001 between Campbell, MSV and GeoNova pursuant to which MSV and GeoNova became wholly-owned subsidiaries of the Company, as described under Item 4 - Information on the Company.

         Option agreement dated June 8, 2003 between Campbell and Wolfden as described under Item 4 - Information on the Company.

         ECU Facility Agreement dated October 26, 2004 between MSV, Campbell, Meston, RMB International (Dublin) Limited and RMB, as described under Item 4 - Information on the Company.

         Sale and Purchase Agreement dated November 10, 2004 between GeoNova and Metanor, as described under Item 4 - Information on the Company.

EXCHANGE CONTROLS

         Other than as provided in the Investment Canada Act (Canada) (the Investment Act), there are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends to non-resident holders of the Company's securities. However, any such remittances of dividends paid to United States residents are subject to withholding tax at a rate equal to a maximum of 15% of the amount paid (see Item 10 - Taxation).

         The following discussion summarises the material features of the Investment Act, in its present form, for a non-resident of Canada who proposes to acquire common shares of the Company. The Investment Act regulates the acquisition of control of a Canadian business by a non-Canadian as defined under the Investment Act. With respect to the Company, an acquisition of control is considered to be the acquisition of the majority of its common shares. However, if a non-Canadian acquires more than one-third of the voting shares of the Company, but less than a majority, there is a presumed acquisition of control unless it can be established that the Company is not controlled in fact by the acquirer. All acquisitions of control of a Canadian business are notifiable (which requires that a notification form be submitted to Investment Canada within thirty days after the implementation of the investment) unless the investment is reviewable. If the investment is reviewable, the investment may not be implemented until the Minister responsible for the Investment Act is, or has been deemed to be, satisfied that the investment is likely to be of net benefit to Canada.

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

TAXATION

         CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

         The discussion under this heading summarises the material Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Company for a shareholder of the Company who is not resident in Canada but is resident in the United States and who will acquire and hold common shares of the Company as capital property for the purpose of the Tax Act. This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada has a fixed tax base regularly available to him through which he or she performs independent personal services in Canada if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company's understanding of the administrative practices of CCRA and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to March 15, 2005. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

         The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Convention and the Protocols to the Convention.

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

         DISPOSITION OF COMMON SHARES

         Under the Tax Act, a taxpayer's capital gain or capital loss from a disposition of common shares of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition. One-half of a capital gain (the "taxable capital gain") is included in income, and one-half of a capital loss in a year (the "allowable capital less") is deductible from taxable capital gains realized in the same year. The amount by which a shareholder's allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the year or in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

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

         OTHER CONSIDERATIONS

         In the following circumstance, the above discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of the Company's common shares:

         PASSIVE FOREIGN INVESTMENT COMPANY

         Special rules are applicable to U.S. Holders owning shares in a passive foreign investment company (a "PFIC"). A foreign corporation will be classified as a PFIC if at least 75% of its gross income for the taxable year is passive income or if the value of assets held by it during the taxable year which produce passive income represents at least 50% of the value of its assets. In determining whether a foreign corporation is a PFIC, if the foreign corporation owns 25% or more (by value) of the stock of another corporation, the foreign corporation is treated as if it (i) held its proportionate share of the assets of such other corporation, and (ii) received directly its proportionate share of the income of such other corporation. In general, "passive income" includes the excess of gains over losses from certain commodities transactions, including transactions involving gold and other precious metals. However, gains from commodities transactions generally are excluded from the definition of passive income if (i) such gains are derived by a foreign corporation in the active conduct of a commodity business by an active producer, merchant or handler of commodities, and (ii) "substantially all" of such corporation's business is as an active producer or processor of commodities (the "active commodities business exclusion").

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

         BACKUP WITHHOLDING

         Certain non-corporate U.S. Holders may be subject to backup withholding at a rate of 31% on taxable distributions with respect to the common shares and the proceeds of a disposition of the common shares. Backup withholding will apply only if the U.S. Holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, in the case of an individual, would be his or her social security number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed to properly report payments of interest or dividends or (iv) under certain circumstances, fails to certify, under the penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding. Under newly issued U.S. Treasury regulations, in the case of interest paid after December 31, 1999, a U.S. Holder generally will be subject to backup withholding at a 31% rate unless certain IRS certification procedures are complied with, directly or through an intermediary. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

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

FOREIGN CURRENCY RISK DISCLOSURES

         The Company's reporting currency is Canadian dollars. The sales price of gold (represents approximately 95% of total metal sales) and copper (represents approximately 5% of total metal sales) is denominated in United States dollars. The Company's Joe Mann Mine is in Canada and its future profitability is impacted by fluctuations in the United States dollar relative to the Canadian dollar. To reduce the impact of the fluctuations in the relative exchange rates on the Company's operations the Company may enter into fixed forward contracts to sell United States dollars and buy Canadian dollars. At December 31, 2004 the Company had no forward contracts to sell United States dollars. (See under heading "Currency And Metric Equivalents")

OTHER FINANCIAL INSTRUMENT RISK DISCLOSURES

         In 2004, a subsidiary of the Company entered in an ECU financing of $4,000,000 with RMB, guaranteed by a first-ranking hypothec on the Corner Bay, Eastmain and Joe Mann properties, and a floating charge on all other Company assets. The amounts borrowed can be redeemed by tranches of $500,000 on or before May 2, 2005, at the Company's right. On that date, RMB may elect to convert into Company's common shares a maximum of $1,000,000. After May 2, 2005, and before November 2, 2006, the maturing date, RMB may elect to convert part or the balance owing under this facility into common shares of the Company. In both instances, the rate of conversion will be $0.574 per share if the average price of the share is less than $1.70 per share for a period of 20 days prior to conversion. If the average price of the share for the same 20-day period is equal to or higher than $1.70 per share, the rate of conversion will be the multiple of the average multiplied by the rate of conversion of $0.574 per share and divided by $1.70. The balance outstanding is to be reimbursed by the Company on November 2, 2006. The EUC financing bears interest at LIBOR plus 3.5% and is payable quarterly. If the Company decides not to pay the interest, RMB may elect to add the interest payable to the balance of the loan or to convert it in common shares based on the share current market price.

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

ITEM 16 A.        AUDIT COMMITTEE FINANCIAL EXPERT

         Messrs. Clow, McCartney and Pralle, all of whom are non-management and unrelated directors with the exception of Mr. McCartney, currently comprise the Audit Committee. Mr. Pralle is Chairman of the Audit Committee. Messrs. Clow, McCartney and Pralle satisfy the current requirements of the TSX, relating to the independence and the qualification of the members of the Audit Committee.

         Graham G. Clow obtained a B.Sc in Geological Engineering in 1972, and a B.Sc in Mining Engineering in 1974. He has 31 years experience in the mining industry at all levels from operations to corporate, including chief executive officer of public companies.

         James C. McCartney has 39 years of experience as a corporate lawyer in the fields of corporate finance and mergers and acquisitions in major part for mining companies.

         G.E. "Kurt" Pralle is a graduate in mining engineer (1958), a graduate metallurgical engineer (1959), and has post-graduate education in financial and credit assessment. He has 20 years of experience as Vice President of Citibank with Specialized (mining/metals) Industries credit authority, and has been a director of mining companies.

         The Board of Directors of Campbell has determined that Mr. Pralle qualifies as an "audit committee financial expert".

ITEM 16 B.        CODE OF ETHICS

         As part of its stewardship responsibilities, the Board of Directors has approved formal "Standards of Ethical Conduct" that govern the behaviour of the directors, officers and employees of the Company. The Board monitors compliance with these standards and is responsible for the granting of any waivers from these standards to directors or officers. Disclosure will be made by the Company of any waiver from these standards granted to the directors or officers of the Company in the quarterly report of the Company that immediately follows the grant of such waiver. No waiver has been granted to date. A copy of the "Standards of Ethical Conduct" was filed as Exhibit 11.1 to the 2003 Annual Report on Form 20-F.

ITEM 16 C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)      AUDIT FEES

         The aggregate fees billed for professional services rendered by Samson Belair / Deloitte & Touche s.e.n.c.r.l., the principal accountant for the Company, for the audit of the Company's annual financial statements and services normally provided by such accountants in connection with the Company's statutory and regulatory filings for the Company's fiscal year ended December 31, 2004, were $160,786 (2003 - $118,893).

(b)      AUDIT-RELATED FEES

         The aggregate fees billed for assurance and related services by Samson Belair / Deloitte & Touche s.e.n.c.r.l. that are reasonably related to the performance of the audit or review of the Company's financial statements were $16,604 for the Company's fiscal year ended December 31, 2004 (2003 - $ 9,750).

(c)      TAX FEES

         The aggregate fees billed for products and services rendered by Samson Belair / Deloitte & Touche s.e.n.c.r.l. for tax compliance, tax advice and tax planning for the Company's fiscal ended December 31, 2004 were $4,413 (2003 - $12,000 for tax compliance for the 2003 fiscal year). Such services included special tax service rendered in connection with a notice of assessment issued by the fiscal authorities.

(d)      ALL OTHER FEES

         There were no additional fees billed for professional services rendered by Samson Belair / Deloitte & Touche s.e.n.c.r.l. other than the fees reported in this Item 16C above for the Company's fiscal year ended December 31, 2004 5,978 (2003-Nil).

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

(f)      AUDITORS USE OF NON-PERMANENT EMPLOYEES

         None of the hours expended by Samson Belair / Deloitte & Touche s.e.n.c.r.l. on its engagement to audit the Company's financial statements for the fiscal year ended December 31, 2004, were performed by persons other than fulltime permanent employees of Samson Belair / Deloitte & Touche s.e.n.c.r.l.

ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES - NONE

ITEM 16 E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS - NONE

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

         The Company has elected to comply with the financial statement requirement of this Item rather than Item 18. The financial statements filed as part of this Annual Report are listed in "Item 19 - Exhibits".

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

FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

                                                     (EXPRESSED IN CANADIAN DOLLARS UNLESS OTHERWISE INDICATED)
YEARS ENDED DECEMBER 31                                    2004        2003           2002          2001          2000
                                                              $           $              $             $             $
OPERATING RESULTS (IN THOUSANDS)                                                (Restated)    (Restated)    (Restated)
---------------------------------------------------- ----------- ----------- -------------- ------------- -------------
Metal sales                                              21,833      22,307         14,711             -        15,682
Loss from operations                                      9,515       6,368          7,023         5,305        44,675
Net loss                                                  8,192       3,940          5,361         4,566        42,025
Cash flow provided by (used for) operations               1,193      (4,380)        (4,994)         (787)      (13,800)
Capital expenditures                                     28,053       4,193          4,256         1,789         7,196

FINANCIAL POSITION (IN THOUSANDS)
---------------------------------------------------- ----------- ----------- -------------- ------------- -------------
Cash and short-term deposits                              1,191       4,752          3,432         2,761         4,548
Money market instruments                                      -           -              -             -             -
Total assets                                            177,756     159,773        133,866       112,333        77,960
Long-term debt                                           63,808      59,589         56,468        55,974        52,224
Capital stock                                            69,610      55,429         30,013        24,620       125,355
Shareholders' equity                                     54,585      45,803         24,284        24,250        13,468

PER SHARE DATA
---------------------------------------------------- ----------- ----------- -------------- ------------- -------------
Net loss per share                                         0.08        0.07           0.13          0.19          2.66
Book value per share                                       0.51        0.53           0.50          0.68          0.85

OPERATIONAL STATISTICS
---------------------------------------------------- ----------- ----------- -------------- ------------- -------------
Gold production - ounces                                 39,200      42,700         32,500             -        38,400
Gold revenue per ounce - US dollars                         408         369            321             -           279
Cash cost per ounce - US dollars                            419         375            361             -           463

SHARES OUTSTANDING (IN THOUSANDS)
---------------------------------------------------- ----------- ----------- -------------- ------------- -------------
At year end                                             107,238      86,762         44,478        32,562        15,784
Weighted average during year                             96,482      55,251         40,230        23,720        15,733


On March 30, 2005, the noon buying rate for Cdn $1.00 was US$1.2165.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                          (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)
YEAR ENDED DECEMBER 31, 2004                     1st Quarter       2nd Quarter       3rd Quarter         4th Quarter
------------------------------------------- ----------------- ----------------- ----------------- -------------------
                                                           $                 $                 $                   $
Metal sales                                            4,396             6,466             5,397               5,574
Loss from operations                                  (2,164)           (2,093)           (1,388)             (3,870)
Net earning (loss)                                    (1,796)           (2,100)           (1,267)             (3,029)
Net earning (loss) per share                           (0.02)            (0.02)            (0.01)              (0.03)

YEAR ENDED DECEMBER 31, 2003                               $                 $                 $                   $
                                                  (Restated)        (Restated)        (Restated)
Metal sales                                            4,628             6,331             6,159               5,189
Loss from operations                                  (2,319)           (2,647)             (103)             (1,299)
Net earning (loss)                                    (2,041)           (2,357)              540                 (82)
Net earning (loss) per share                           (0.04)            (0.04)             0.01                0.00

                      Consolidated financial statements of
                             CAMPBELL RESOURCES INC.
                        December 31, 2004, 2003 and 2002


Management's Responsibility for Financial Reporting

To the Shareholders of Campbell Resources Inc.

         The accompanying consolidated financial statements of the Company were prepared by management in accordance with Canadian GAAP, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the Annual Report. All financial and operating data in the Annual Report is consistent, where appropriate, with that contained in the consolidated financial statements.

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

By: (s) Andre Y. Fortier                        By: (s) Lucie Brun
President and Chief Executive Officer           Executive Vice-President
                                                and Chief Administrative Officer

                                                        SAMSON BELAIR/DELOITTE &
                                                        TOUCHE S.E.N.C.R.L.
                                                        1 Place Ville Marie
                                                        Suite 3000
                                                        Montreal QC  H3B 4T9
                                                        Canada

                                                        Tel: (514) 393-5246
                                                        Fax: (514) 390-4113
                                                        www.deloitte.ca


REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and the Shareholders of Campbell Resources Inc.

We have audited the consolidated balance sheets of Campbell Resources Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations, contributed surplus and deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each period, included in the three-year period ended December 31, 2004, in accordance with Canadian GAAP.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.

(s) Samson Belair Deloitte & Touche s.e.n.c.r.l.

Independent Registered Chartered Accountants
Montreal, Quebec
February 23, 2005

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING STANDARDS DIFFERENCE

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's consolidated financial statements, such as the change described in Note 2 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and the Shareholders, dated February 23, 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the Independent Registered Chartered Accountants' report when the change is properly accounted for and adequately disclosed in the financial statements.

(s) Samson Belair Deloitte & Touche s.e.n.c.r.l.

Independent Registered Chartered Accountants
Montreal, Quebec
February 23, 2005

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                      2004       2003       2002
                                                     -------    -------    -------
                                                        $          $          $
                                                                          (Restated)
GROSS METAL SALES                                     21,833     22,307     14,711
Treatment charges                                      1,372      1,495        401
                                                     -------    -------    -------
Net metal sales                                       20,461     20,812     14,310
                                                     -------    -------    -------

Expenses
    Mining                                            20,853     21,516     16,207
    Amortization                                       4,802      4,466      3,532
    Write-down of the Joe Mann property (Note 7)       1,750         --         --
    General administration                             2,534      1,777      1,815
    Exploration                                          705         --         --
    Care and maintenance                                 365        242        223
                                                     -------    -------    -------
                                                      31,009     28,001     21,777
                                                     -------    -------    -------
Loss before the following items                       10,548      7,189      7,467

Interest expense on long-term debt (Note 12)             405        769        668
Interest income (Note 4)                              (1,702)    (1,854)    (1,268)
Amortization of deferred charges                         264        264        156
                                                     -------    -------    -------
Loss from operations                                   9,515      6,368      7,023
                                                     -------    -------    -------

Other (income) expense
    Foreign exchange gain                                (47)      (682)       (20)
    Gain on sale of subsidiaries (Note 13)                --     (2,296)      (777)
    Other (income) expense                              (797)       309       (980)
    Share of loss of affiliate                            --        190         53
                                                     -------    -------    -------
                                                        (844)    (2,479)    (1,724)
                                                     -------    -------    -------
Loss before taxes and non-controlling interest         8,671      3,889      5,299

Income and mining tax (recovery) expense (Note 14)      (455)        81         62
                                                     -------    -------    -------
                                                       8,216      3,970      5,361

Non-controlling interest                                 (24)       (30)        --
                                                     -------    -------    -------
NET LOSS                                               8,192      3,940      5,361
                                                     =======    =======    =======

WEIGHTED AVERAGE NUMBER OF COMMON SHARES ('000)       96,482     55,251     40,230
                                                     =======    =======    =======

BASIC AND FULLY DILUTED LOSS PER SHARE                  0.08       0.07       0.13
                                                     =======    =======    =======

See notes to the consolidated financial statements.

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS AND DEFICIT
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

                                                           2004     2003       2002
                                                          ------  --------   --------
                                                            $        $          $
                                                                 (Restated) (Restated)
CONTRIBUTED SURPLUS
Balance, beginning of year                                 1,081       --       --
Expired warrants initially applied against
the deficit in 2003                                           --    1,081       --
Stock options expired during the year (Note 11)               20       --       --
                                                          ------   ------    -----

Balance, end of year                                       1,101    1,081       --
                                                          ======   ======    =====

DEFICIT

Balance, beginning of year
As previously reported                                    11,008    7,068    3,855

Adjustment for change in accounting policy with respect
to asset retirement obligations (Note 2)                      --       --   (2,148)
                                                          ------   ------    -----
As restated                                               11,008    7,068    1,707

Net loss                                                   8,192    3,940    5,361
                                                          ------   ------    -----
Balance, end of year                                      19,200   11,008    7,068
                                                          ======   ======    =====

See notes to the consolidated financial statements.

CAMPBELL RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

                                                                         2004             2003
                                                                       --------        ---------
                                                                           $               $
                                                                                       (Restated)
ASSETS
Current assets
    Cash and cash equivalents                                             1,191           4,752
    Restricted cash                                                         350             234
    Short-term investments                                                  102             536
    Receivables                                                           2,819           2,125
    Settlements receivable                                                3,131           2,128
    Notes receivable (Note 4)                                                --             590
    Production inventories                                                  592             453
    Supply inventories                                                    3,982           4,246
    Prepaids                                                                218             635
                                                                       --------        --------
                                                                         12,385          15,699
Amount receivable from Copper Rand/Portage Restoration Fiduciary
    Trust (Note 5)                                                        2,853           2,918
Notes receivable (Note 4)                                                26,145          26,145
Restricted deposits and exchange agreements (Note 6)                     49,447          49,173
Future income taxes (Note 14)                                             1,901           1,516
Property, plant and equipment (Note 7)                                   79,379          59,669
Accrued benefit asset (Note 17)                                           3,215           2,460
Deferred charges and other assets (Note 8)                                2,431           2,193
                                                                       --------        --------
                                                                        177,756         159,773
                                                                       ========        ========

LIABILITIES
Current liabilities
    Short-term loan                                                       2,686              --
    Accounts payable                                                     11,149           4,829
    Accrued liabilities                                                   3,670           3,302
    Current portion of long-term debt (Note 10)                           2,694             490
                                                                       --------        --------
                                                                         20,199           8,621

Asset retirement obligations (Note 9)                                     7,321           7,112
Long-term debt (Note 10)                                                 63,808          59,589
Future income taxes (Note 14)                                             4,067           2,216
Deferred royalty (Note 4)                                                27,776          30,373
Other liabilities                                                            --             314
Non-controlling interest                                                     --           5,745
                                                                       --------        --------
                                                                        123,171         113,970
                                                                       --------        --------

SHAREHOLDERS' EQUITY
    Capital stock (Note 11)                                              69,610          55,429
    Warrants, stock options and conversion rights (Note 11)               3,074             301
    Contributed surplus                                                   1,101           1,081
    Deficit                                                             (19,200)        (11,008)
                                                                       --------        --------
                                                                         54,585          45,803
                                                                       --------        --------
                                                                        177,756         159,773
                                                                       ========        ========

See notes to the consolidated financial statements.

APPROVED BY THE BOARD

(s) Andre Y. Fortier                          (s) G.E. "Kurt" Pralle
------------------------------------          ----------------------------------
ANDRE Y. FORTIER                              G.E. "KURT" PRALLE
Director                                      Director

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

                                                                      2004                2003              2002
                                                                    -------              -------          --------
                                                                       $                    $                 $
                                                                                                         (Restated)
OPERATING ACTIVITIES
    Net loss                                                         (8,192)              (3,940)           (5,361)
    Adjustments to reconcile net loss to net cash
      provided by (used in) operating activities
      Amortization                                                    4,802                4,466             3,532
      Write-down of the Joe Mann property (Note 7)                    1,750                   --                --
      Deferred royalty amortization                                  (2,597)              (1,462)             (565)
      Future income tax related to flow-through
        share renunciation                                             (550)                  --                --
      Gain on sale of subsidiaries (Note 13)                             --               (2,296)             (777)
      Gain on sale of property, plant and equipment                     (39)                  --                --
      Loss on repurchase of royalty (Note 4)                             --                  559                --
      Gain on sale of short-term investments                           (374)                (112)               --
      Share of loss of affiliate                                         --                  190                53
      Asset retirement accretion expense, net of the share
        assumed by the Restoration Fiduciary Trust                      273                  237               224
      Amortization of deferred charges and other assets                 356                  315               191
      Unrealized foreign exchange loss (gain)                            42                 (717)              (38)
      Accretion of short-term loan and long-term debt                   101                  206                --
      Stock-based compensation (Note 11)                                269                   43                --
      Deferred interest accrued on long-term debt                        52                  136               252
      Non-controlling interest                                          (24)                 (30)               --
      Excess of amount paid over pension plan costs                     (25)                 (19)              (25)
      Share purchase plan                                                56                   --                --
      Share bonus plan                                                   48                   --                --
      Other                                                              12                  (59)             (115)
    Changes in non-cash working capital (Note 15)                     5,233               (1,897)           (2,365)
                                                                      -----               ------            ------
    Cash provided by (used for) operating activities                  1,193               (4,380)           (4,994)
                                                                      -----               ------            ------

FINANCING ACTIVITIES
    Increase in short-term loan                                       2,686                   --                --
    Increase (decrease) in long-term debt                             8,834               (2,644)            2,947
    Issuance of capital stock (Note 11)                               8,748                9,288             6,516
    Other liabilities                                                    --                   --               (26)
    Future mining taxes                                               1,466                   --                --
    Share issue costs                                                  (689)                (647)             (582)
    Conversion rights on long-term debt                                 460                   --                --
    Warrants issued as part of private placements                     1,996                   --                --
                                                                     ------                -----             -----

    Cash provided by financing activities                            23,501                5,997             8,855
                                                                     ------                -----             -----

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

                                                             2004           2003            2002
                                                            -------        -------       ---------
                                                              $               $              $
                                                                                         (Restated)
INVESTING ACTIVITIES
    Restricted cash                                            (116)          (234)            --
    Notes receivable (Note 4)                                   590          1,902          2,726
    Business acquisitions, net of cash (Note 3)                  --            (41)            --
    Increase in property, plant and equipment               (28,053)        (4,193)        (4,256)
    Proceeds on sale of subsidiaries (Note 13)                   --          1,492             --
    Proceeds on sale of short-term investments                  796            729             --
    Proceeds on sale of property, plant and equipment            50             48             65
    Amount paid in excess of the pension plan costs
      capitalized to property, plant and equipment             (951)            --             --
    Increase in deferred charges and other assets              (571)            --         (1,725)
                                                            -------        -------        -------
    Cash used in investing activities                       (28,255)          (297)        (3,190)
                                                            -------        -------        -------

(Decrease) increase in cash and cash equivalents             (3,561)         1,320            671
Cash and cash equivalents, beginning of year                  4,752          3,432          2,761
                                                            -------        -------        -------
CASH AND CASH EQUIVALENTS, END OF YEAR                        1,191          4,752          3,432
                                                            =======        =======        =======

See notes to the consolidated financial statements.

Supplementary information (Note 15b))

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)


1.       DESCRIPTION OF BUSINESS

         Campbell Resources Inc. (the "Company" or "Campbell") was incorporated under the laws of British Columbia and continued under the Canada Business Corporations Act. The Company, through its subsidiaries, is engaged in the business of exploration, development, mining and processing of precious and base metals in the Chibougamau Region located in the Province of Quebec.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Preparation of consolidated financial statements

         The consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain material respects with United States GAAP. Significant differences relevant to the Company are presented in Note 19.

         Use of estimates

         The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses during the period. Actual results could differ from estimates. During the fiscal periods presented, management has made a number of significant estimates and valuation assumptions, including estimates of the net realizable value of receivables and settlements receivable, inventories, the useful lives of capital assets, the recoverability of mining properties, the future costs associated with environmental and site restoration matters, and the fair value of financial assets and liabilities. These estimates and valuation assumptions are based on current information and management's planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.

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

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Production inventories

         Production inventories are valued at the lower of average production cost and net realizable value. Production cost includes direct labour, benefits and supplies.

         Supplies inventories

         Supplies inventories are valued at the lower of average cost and replacement cost.

         Investments

         Short-term investments are recorded at the lower of cost and net realizable value.

         Property, plant and equipment

         Mining properties represents the aggregate of acquisition cost, capitalized exploration and development costs and infrastructure investments. They are recorded at cost and are amortized on the unit-of-production method basis using proven and probable reserves to which they relate. Costs incurred to expand existing capacity, develop new ore bodies and develop property substantially in advance of production are capitalized.

         Plant buildings and equipment used in the mining process are recorded at cost with amortization provided on the unit-of-production method basis using proven and probable reserves to which they relate. The houses, stationery and surface equipment are amortized using the declining balances at 3%, 10% and 10%, respectively. Mills and other equipment are amortized using the straight-line method over their estimated useful lives.

         Exploration expenditures are charged to earnings in the period incurred except where these costs relate to specific properties for which economically recoverable reserves exist, in which case they are deferred. Significant property payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed.

         Mining properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Conditions that may trigger an impairment assessment include changes in reserve estimates, commodity prices or estimated operating and reclamation and restoration costs. If estimated future net undiscounted cash flows expected to result from the use of the properties and their eventual disposal are less than the carrying amount, then these properties are written down to their estimated fair value amount determined on a discounted basis. Estimated future net discounted cash flows are based on currently estimated reserves and current estimates of future commodity prices and operating and reclamation and restoration costs.

         Deferred charges and other assets

         Deferred charges and other assets are comprised principally of charges incurred in relation to the royalty sale (Note 4). These charges are amortized on a straight-line basis over a 10-year period. The fees related to the long-term debt and short-term loan are amortized on a straight-line basis over the financing period.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Stock-based compensation plans


         The Company has two stock-based compensation plans, which are described in Note 11. No compensation expense for these plans was recognized prior to 2003, when stock options were issued to directors or employees. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

         On January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." This Section established standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services and requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees and encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. For fiscal years beginning on or after January 1, 2002,
         Section 3870 of the CICA Handbook allows the presentation of pro forma information related to net earnings and earnings per share as if the fair value based method had been used. This pro forma data is presented in Note 11 for awards granted to employees in 2002.

         For 2003 and in accordance with the modifications included in Section 3870 of the CICA Handbook, the Company prospectively adopted the fair value based method to account for stock-based compensation costs arising from awards to employees.

         Deferred royalty

         The deferred royalty is considered deferred income and is amortized based on the number of tons extracted from the Joe Mann Mine multiplied by $14 per ton in 2004 ($8 per ton in 2003 and 2002) and $35 per ton in 2005 and after.

         Asset retirement obligations

         In 2003, the Company opted for early adoption of the recommendations of
         Section 3110 of the CICA Handbook, entitled "Asset Retirement Obligations". This section establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs.

         The estimated costs of asset retirement obligations are based on periodic evaluations performed by Company management and engineers. In addition, the Company's financial personnel estimate the appropriate risk-free credit adjusted interest rate and annual inflation rate to use in calculating the asset retirement obligations. The Company uses its recent borrowing experience in determining the appropriate risk-free interest rate to use. The annual inflation rate used in the computations is based on the previous year average consumer price index of Canada. Changes in such estimates could significantly affect the Company's operating costs and net results.

         In 2003, this new section was adopted retroactively with the restatement of previous years' financial statements and had for effect a decrease of the deficit of $2,148,000 as at January 1, 2003.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Share issue costs

         Share issue costs incurred are applied against capital stock issued during the year.

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

         Revenue recognition

         The Company recognizes metal revenue when title to delivered gold, silver or copper and the risks and rewards of ownership are passed to the buyer. All commodity price adjustments are recorded monthly based on current commodity market price and quantity adjustments are recorded when final settlement has occurred. All adjustments are recorded to gross metal sales.

         Earnings per share

         The Company's use of the treasury stock method in calculating diluted earnings per share is consistent with United States GAAP.

         Pension plans

         The Company accrues its obligations under Pension plans and the related costs, net of plan assets. Pension benefits earned by employees are actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Pension plan assets are valued at fair value for the purpose of calculating the expected return on plan assets. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of the active employees at the date of the plan amendment. The excess of the net actuarial gain
         (loss) over 10% of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.


         Translation of foreign currency

         Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet dates. Unrealized translation gains and losses are reflected in net loss.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        RECENT ACCOUNTING CHANGES

        2004

        Hedging relationships

        The Company adopted the CICA issued Accounting Guideline 13, entitled Hedging Relationships, which deals with the identification, documentation designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. This guidance is applicable to hedge relationships in effect in fiscal years beginning on or after July 1, 2003. The adoption of this section did not have a significant impact on the financial statements.

        Impairment of long-lived assets

        The Company adopted the CICA Handbook Section 3063, Impairment of Long-Lived Assets, which provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Section 3061, Property, Plan and Equipment. The provisions of the Section require an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which its carrying amount exceeds its fair value. The adoption of this section is reflected in Note 7 to the financial statements.

        Sources of generally accepted accounting principles ("GAAP")

        Effective January 1, 2004, the Company adopted the CICA Handbook Section 1100 Generally Accepted Accounting Principle. This section establishes standards for financial reporting in accordance with GAAP and provides guidance on sources to consult when selecting accounting principles and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. There is no impact on the financial statements in the current year.

        Flow-through shares

        Effective March 2004, the Company adopted the recommendation of the Emerging Issues Committee ("EIC") 146 of the CICA, Flow-through shares. Under the terms of flow-through share agreements, tax attributed to the related expenditures are renounced to subscribers. This EIC requires the Company to recognize the foregone tax benefits at the date that the Company renounces the tax credits associated with the expenditures provided there is reasonable assurance that the expenditures will be made. To recognize the foregone tax benefit to the Company, the carrying value of the shares issued in fiscal 2004 has been reduced by the tax effect of the tax benefits renounced to subscribers in the amount of $550,000 (see Note 14).

        Employee future benefits disclosure requirements

        In March 2004, the CICA amended Handbook Section 3461, "Employee Future Benefits", to require additional disclosures for pensions and other employee future benefits. The new annual disclosures are effective for years ending on or after June 30, 2004, and new interim disclosures are effective for periods ending on or after that date. During the year, the Company adopted the new disclosure requirements, and the additional disclosures of pension benefit plans, post-retirement benefit plans are presented in Note 17.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        RECENT ACCOUNTING CHANGES (CONTINUED)

        2003

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

        FUTURE ACCOUNTING CHANGES

        Consolidation of variable interest entities

        Accounting Guideline 15, Consolidation of Variable Interest Entities ("VIEs"), provides clarification on the consolidation of those entities defined as "Variable Interest Entities", when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. VIEs are commonly referred to as special purpose entities. The guideline comes into effect for interim periods beginning on or after November 1, 2004. The Company does not believe that the adoption of this guideline will have an impact on the financial statements.

        Financial instruments

        The CICA issued revision to Section 3860 of the CICA Handbook, Financial Instruments - Disclosure and presentation. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equities.

        These revisions come into effect on January 1, 2005. Because the Company does not have any instruments with these characteristics, adopting this section on January 1, 2005 will not affect the financial statements.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        FUTURE ACCOUNTING CHANGES (CONTINUED)

        Comprehensive income

        The CICA issued Section 1530 of the CICA Handbook, Comprehensive Income. The section is effective for fiscal years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.

        Comprehensive Income is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders. It includes items that would not normally be included in net earnings, such as:

        o changes in the currency translation adjustment relating to self-sustaining foreign operations

        o       unrealized gains or losses on available for-sale investments

        o       the additional minimum liability for pension obligations

        The CICA also made changes to Section 3250 of the CICA handbook, Surplus, and reissued it as Section 3251, Equity. The section is also effective for fiscal years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530, Comprehensive Income.

        Adopting these sections on January 1, 2007 will require that the Company start reporting the following items in the financial statements:

        o       comprehensive income and its components

        o       accumulated other comprehensive income and its components.

        Financial Instruments - Recognition and Measurement

        The CICA issued Section 3855 of the CICA Handbook, Financial Instruments
        - Recognition and Measurement. The section is effective for fiscal years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.

        This section requires that:

        o all financial assets be measured at fair value, with some exceptions like loans and investments that are classified as held-to-maturity,

        o all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying value,

        o all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

        Management will evaluate the impact on the financial statements of adopting this section on January 1, 2007.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)


2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        FUTURE ACCOUNTING CHANGES (CONTINUED)

        Hedges

        The CICA recently issued Section 3865 of the CICA Handbook, Hedges. The section is effective for fiscal years beginning on or after October 1, 2006, and describes when and how hedge accounting can be used.

        Hedging is an activity that may be used by a company to change an exposure to one or more risks by creating an offset between:

        o changes in the cash flows attributable to a hedged item and a hedging item, or

        o changes resulting from a risk exposure relating to a hedged item and a hedging item.

        Hedge accounting makes sure that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of operations in the same period.

        Management will evaluate the impact on the financial statements of adopting this section on January 1, 2007.

3.      BUSINESS ACQUISITIONS

        On October 1, 2003, the Company acquired for a consideration of $5,000,000 a tranche of 50% of the outstanding shares of Copper Rand Corporation ("CCR") bringing the Company's interest to 76%. Prior to this acquisition, the Company had a 26% interest in all the outstanding shares of CCR. The initial 26% investment was accounted for using the equity method.

        On November 30, 2004, the Company acquired for a consideration of $3,219,000 the minority held interest of 24% in the outstanding shares of CCR which then became a wholly owned subsidiary. This acquisition did not have a significant impact on the results of operations for the years ended December 31, 2004 and 2003 since CCR was and is still in the development stage. CCR is engaged in the development, mining and processing of precious and base metals. The Company recorded these transactions using the acquisition method which summarized as follows:

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

3.      BUSINESS ACQUISITION (CONTINUED)


                                                     2004           2003
                                                   -------        -------
                                                       $             $
        Assets acquired
           Cash and cash equivalents                    --              4
           Inventories                                  --          1,953
           Property, plant and equipment            (2,501)        34,861

        Liabilities assumed
           Accounts payable                             --           (135)
           Due to an affiliated company                 --         (3,850)
           Future income taxes                          --           (700)
           Long-term debt (c)                           --        (14,658)
           Deferred subsidy                             --            (97)
           Other liabilities                            --           (300)
           Non controlling interest                  5,721         (5,776)
                                                   -------        -------
        Fair value of net assets acquired            3,220         11,302
                                                   =======        =======


        Consideration
           Issuance of common shares (a) (b)         3,219          5,000
           Acquisition costs                             1             45
           Initial investment of 26% in CCR             --          6,257
                                                   -------        -------
                                                     3,220         11,302
                                                   =======        =======



        (a) The value of the 5,853,660 shares issued as consideration for the November 2004 acquisition of the 24% tranche in CCR was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms were agreed to by the parties.

        (b) The value of the 12,195,120 shares issued as consideration for the acquisition of the 50% interest in CCR was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the acquisition were agreed to by the parties.

        (c) Part of the credit facility due to Investissement Quebec was reimbursed simultaneously with the October 1, 2003 acquisition in consideration of the issuance of 10,458,591 common shares of the Company for a value of $8,157,701. The value of the shares issued as consideration was determined using the average closing share price on the TSX over a reasonable period before and after the agreement date.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)


4.      NOTES RECEIVABLE AND DEFERRED ROYALTY

        In previous years, the Company executed royalty sales to be paid on the future production of the Joe Mann and Corner Bay properties for an aggregate amount of $32,400,000. During 2003, the Company repurchased the tranche of royalty sales based on future production of the Corner Bay property for $10,814,000, realized a loss of $559,000, and sold a tranche of royalty on the future production of the Joe Mann property for $10,255,000. The sale of the royalty provided cash consideration and notes receivable bearing interest at 6.25% as follows:

                                                $
                                             ------
   Cash received at closing dates             2,725
   Notes maturing on:
            February 2002                     1,037
            February 2003                     1,903
            February 2004                       590
            February 2011                    26,145
                                             ------
                                             32,400
                                             ======

        The royalty is paid to the unitholders based on the following formula:
        $8 per ton of ore for 2002 and 2003, $14 for 2004, $35 from January 1, 2005 until the net proceeds of the royalty sale plus interest of 10% compounded annually, exceed the aggregate of all royalty payments, from the date paid to the date of determination, at 10% compounded annually and $1.50 per ton thereafter. The royalty paid yearly by the Company is taxable in the hands of the unitholders who are entitled to resource allowance on the royalty income received. In addition, Canadian development expenditure deductions for an amount aggregating $32,400,000 may be claimed by the unitholders over the years.

        The unitholder has the right to require the Company to retract the royalty on or at any time after May 1, 2004 at the fair market value of the royalty unit. The Company may exercise its call right to all unitholders at any time on or after July 1, 2007 at the greater of the fair market value of the royalty unit and the payout amount. The payout amount is defined at any date of determination as the amount by which the net proceeds to the Company plus an amount of interest which would have been earned thereon from the commencement date to such date of determination at 10% per annum compounded annually exceeds the aggregate of all amounts, each of which is a royalty payment paid by the Company plus an amount of interest which would have been earned on each such royalty payment from the date paid to such date of determination at 10% per annum compounded annually.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)


5.      AMOUNT RECEIVABLE FROM COPPER RAND/PORTAGE RESTORATION FIDUCIARY TRUST

        The Company through its subsidiary, MSV, has access to an environmental fund, the Copper Rand/Portage Restoration Fiduciary Trust, totalling approximately $4,400,000 ($4,100,000 in 2003). This fund is held in trust by a trust company, Computershare of Canada, for the rehabilitation and restoration of sites acquired in 1993 by MSV from Westminer Canada Limited ("Westminer"); the sites are Copper Rand, Portage, Jaculet and Copper Cliff. At the time it was created, this fund was not recorded, as it had been provided by Westminer and could only be used by the Company for the restoration of these sites.

        Given that the subsidiary, MSV, has a legal obligation to undertake future rehabilitation work on these sites, and since MSV has access to this fund, the Company recorded the asset retirement obligations, in accordance with the provisions of Section 3110 of the CICA Handbook and also recorded a receivable equal to this provision from this fund, without exceeding the amounts available in the fund. As at December 31, 2004, the asset retirement obligations total $2,853,000 ($2,918,000 in 2003).

        In the event that the funds available to undertake the rehabilitation work are insufficient, the shortfall would be assumed equally by the Company and the James Bay Development Corporation in accordance with the agreement reached in 1993. If, on the other hand, there was a surplus after completion of the rehabilitation work, the surplus would be divided in equal parts between these two companies.

6.      RESTRICTED DEPOSITS AND EXCHANGE AGREEMENTS

        As described in Note 10a), the Company, in 1991, entered into a series of Exchange Agreements and made deposits with an international bank to secure all principal and interest payments associated with the Guaranteed Subordinate Debentures and Notes and Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares. These deposits expire in 2007 and earn interest at Canadian Bankers' Acceptance rates. The deposits and the Exchange Agreements were irrevocably assigned to secure all payments due to investors.

        Interest accumulates on the restricted deposits and the Exchange Agreements over the term of the financing arrangement to attain $50,000,000 which is the amount due at the end of the financing arrangement.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)


7.      PROPERTY, PLANT AND EQUIPMENT

                                                                           2004
                                                           ------------------------------------
                                                                       Accumulated     Net book
                                                             Cost     amortization      value
                                                           -------    ------------     --------
                                                              $             $             $
        Property, plant and equipment
           Road                                                730           730            --
           Plant                                             7,461         5,867         1,594
           Mining, exploration and milling equipment        36,637        14,394        22,243
           Office furniture and computer equipment           1,367         1,119           248
                                                           -------       -------       -------
                                                            46,195        22,110        24,085

        Mining properties
           Joe Mann property                               116,727       114,270         2,457
           Copper Rand property                             46,042            --        46,042
           Exploration properties                            6,795            --         6,795
                                                           -------       -------       -------
                                                           169,564       114,270        55,294
                                                           -------       -------       -------
                                                           215,759       136,380        79,379
                                                           =======       =======       =======


                                                                          2003
                                                           ------------------------------------
                                                                     Accumulated       Net book
                                                            Cost     amortization        value
                                                           -------   ------------      --------
                                                              $           $                $
        Property, plant and equipment
           Road                                                730           730            --
           Plant                                             8,394         5,829         2,565
           Mining, exploration and milling equipment        29,380        11,401        17,979
           Office furniture and computer equipment           1,260         1,082           178
                                                           -------       -------       -------
                                                            39,764        19,042        20,722

        Mining properties
           Joe Mann property                               115,768       110,840         4,928
           Copper Rand property                             28,762            --        28,762
           Exploration properties                            5,257            --         5,257
                                                           -------       -------       -------
                                                           149,787       110,840        38,947
                                                           -------       -------       -------
                                                           189,551       129,882        59,669
                                                           =======       =======       =======

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)


7.      PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

        In 2004, the Company has written down by an amount of $1,750,000 its mining interest in the Joe Mann property based on an assets impairment analysis, which was required following the updated reserve calculations which reduced the mine's estimated useful life.

        Also during 2004, the Company concluded an agreement with Metanor Resources Inc. ("Metanor") to sell for an amount of $2,300,000 all of its interest in the Bachelor Lake Property, subject to the Wolfden option. An amount of $300,000 was received on the closing date and the balance is receivable on June 30, 2005 at the latest. The purchase price balance is unsecured and bears interest at 10% from December 1, 2004. The interest is repayable with each capital payment. In the event that the purchase price balance remains unpaid on July 1, 2005, the Company is entitled to cancel the transaction without any reimbursement of capital and interest payments received from Metanor. Given the uncertainty regarding Metanor's ability to secure the financing for this transaction, management of the Company estimated that the amount receivable should be fully provided for. Accordingly, only $300,000 has been recorded as gain on disposal under other income.

        In 2003, the Company concluded an agreement under which Wolfden Resources Inc. ("Wolfden") would be able to acquire a 50% interest in the Bachelor Lake property, located in the Township of Lesueur, Quebec, by committing to spend $3,000,000 in exploration work on the property over three years, of which $1,500,000 would be spent in the first year, and by paying $100,000 per year over the first two years or, in lieu of each payment, would issue 50,000 common shares of its capital stock. The two option payments of $100,000 are recorded as other income. The Bachelor Lake property was acquired through the MSV business acquisition in 2001 and no value had been assigned to this property. Accordingly, should Wolfden be successful in gaining the 50% interest in the property, the Company will not record a loss on dilution.

8.       DEFERRED CHARGES AND OTHER ASSETS

                                                                    2004
                                                    ------------------------------------
                                                                Accumulated    Net book
                                                      Cost     amortization     value
                                                    ---------  ------------  -----------
                                                        $           $            $
        Fees related to the sale of the royalty       2,486         635       1,851
        Fees related to the long-term debt              455          47         408
        Fees related to the short-term loan             200          28         172
                                                      -----       -----       -----
                                                      3,141         710       2,431
                                                      =====       =====       =====


                                                                  2003
                                                    ---------------------------------
                                                              Accumulated    Net book
                                                      Cost    amortization    value
                                                    --------- ------------  ---------
                                                        $          $            $
        Fees related to the sale of the royalty       2,486         371       2,115
        Fees related to the long-term debt              382         304          78
        Fees related to the short-term loan              --          --          --
                                                      -----       -----       -----
                                                      2,868         675       2,193
                                                      =====       =====       =====

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)


9.      ASSET RETIREMENT OBLIGATIONS

        The Company's mining and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect its employees, the general public and the environment.

        The Company has recorded its asset retirement obligations of the mining sites based on management's best estimate of these costs. Such estimates are, however, subject to change based on modifications in laws and regulations or as new information becomes available.

        a)      Change in obligation

                The following tables set forth the evolution of the asset retirement obligations for the years ended December 31, 2004, 2003 and 2002.

                                                              Adjusted
                                  Balance at     Accretion       or         Balance at
                                  beginning      expense     (Incurred)     beginning
                                  ----------     ---------   ----------     ----------
                                      $             $            $              $
        2004
        Campbell Mill                2,502          150           (30)        2,622
        Joe Mann Mine                  645           39           102           786
        Eastmain Mine                  952           57           (41)          968
        Cedar bay Mine                  28            1            --            29
        Corner Bay project              18            1            --            19
        Henderson I and II              50            2            (8)           44
        Copper Rand Mine             2,771          165          (214)        2,722
        Portage, Jaculet and
           Copper Cliff Mines          146            8           (23)          131
                                    ------       ------        ------        ------
                                     7,112          423          (214)        7,321
                                    ------       ------        ------        ------

        2003
        Campbell Mill                2,360          142            --         2,502
        Joe Mann Mine                  609           36            --           645
        Eastmain Mine                  898           54            --           952
        Cedar bay Mine                  27            1            --            28
        Corner Bay project              17            1            --            18
        Henderson I and II              47            3            --            50
        Copper Rand Mine             2,614          157            --         2,771
        Portage, Jaculet and
           Copper Cliff Mines          138            8            --           146
                                    ------       ------        ------        ------
                                     6,710          402            --         7,112
                                    ------       ------        ------        ------

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)


9.      ASSET RETIREMENT OBLIGATIONS (CONTINUED)

                                                          Adjusted
                                  Balance at  Accretion      or       Balance at
                                  beginning    expense   (Incurred)   beginning
                                  ----------  ---------  ----------   ---------
                                     $           $           $           $
        2002
        Campbell Mill               2,226         134          --       2,360
        Joe Mann Mine                 574          35          --         609
        Eastmain Mine                 847          51          --         898
        Cedar bay Mine                 25           2          --          27
        Corner Bay project             16           1          --          17
        Henderson I and II             45           2          --          47
        Copper Rand Mine            2,467         147                   2,614
        Portage, Jaculet and
           Copper Cliff Mines         130           8          --         138
                                    -----       -----       -----       -----
                                    6,330         380          --       6,710
                                    -----       -----       -----       -----

        b) Information used in the calculation of the asset retirement obligations

                The Company is using a credit adjusted risk free rate of 6%. The following table sets forth the assumptions used in the calculation of the obligations for the year ended December 31, 2004:


                               Total estimated   Discount
                                  cash flow      periods
                               ---------------   -------
                                      $
        Campbell Mill               4,172          19
        Joe Mann Mine                 836           6
        Eastmain Mine               1,166           8
        Cedar Bay Mine                 28           2
        Corner Bay Mine                21           5
        Henderson I and II             43           2
        Copper Rand Mine            3,135           9
        Portage, Jaculet and
           Copper cliff Mines         127           2
                                   ------       -----
                                    9,528
                                   ------       -----


        c)      The fair value of the assets

        The asset retirement obligations for Copper Rand, Portage, Jaculet and Copper Cliff Mines are assumed by the Copper Rand/Portage Restoration Fiduciary Trust. Furthermore, at December 31, 2004, the Company had posted a security deposit of $350,000 for the Joe Mann Mine and a Canadian bond from the Copper Rand/Portage Restoration Fiduciary Trust of $1,163,000 as a guarantee for the Copper Rand Mine restoration obligation.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)


10.     LONG-TERM DEBT

                                                                                        2004         2003
                                                                                       ------       ------
                                                                                          $           $

        Guaranteed Subordinated Debentures, bearing interest at
           varying rates, repayable at maturity in 2007 (a)                            38,000        8,000

        Guaranteed Non-Cumulative Redeemable Retractable
           Preferred Shares of a subsidiary, with a nominal value of
           $12,000,000 (a)                                                             11,447       11,173
                                                                                       ------       ------
                                                                                       49,447       49,173

        Exchangeable Capital Units facility agreement bearing interest at an average of LIBOR plus 3.5% per annum, interest payable quarterly, secured by collateral security
           and maturing on November 2, 2006 (b)                                         3,607           --

        Credit facility including $567,000 in accrued interest, ($99,000 in
           2003) secured by a first-ranking encumbrance on the assets of CCR and secured by MSV, bearing interest at the average prime rate of six
           Canadian banks plus 1.5%, repayable from June 30, 2005 in quarterly
           instalments, maturing March 2009 (f)                                        12,567        6,599

        Convertible Subordinated Debentures bearing interest at
           7.5% converted into common shares in 2004 (c)                                   --        3,307

        Convertible Debentures with interest accrued thereon of
           $187,000 ($135,000 in 2002) (d)                                                837          785

        Credit facility bearing interest at the average prime rate of
           six Canadian banks plus 1.5%, repaid during the year (e)                        --          173

        Other                                                                              44           42
                                                                                       ------       ------
                                                                                       66,502       60,079


        Current portion                                                                 2,694          490
                                                                                       ------       ------

                                                                                       63,808       59,589
                                                                                       ======       ======

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)



10.  LONG-TERM DEBT (CONTINUED)

     a) In 1991, a subsidiary of the Company entered into a financing arrangement ("Arrangement") whereby it issued to a group of Canadian financial institutions $38,000,000 of Guaranteed Subordinate Debentures and Notes ("Debentures") and $12,000,000 of Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares ("Preferred Shares"). The Debentures are guaranteed by a series of restricted deposit and Exchange Agreements (Note 6), subordinate to all existing non-trade debt and future senior debt, and cannot be prepaid. The Preferred Shares are redeemable at any time at an amount of $240,000 per Preferred Share, rank equally and pari passu with the common shares for dividends when declared, and are retractable in 2007.

          In order to secure the performance and repayment of the Debentures and Preferred Shares, the Company's subsidiary entered into a series of Interest Rate and Currency Exchange Agreements, referred to as Exchange Agreements, with a major international bank. The Exchange Agreements provide for the conversion of one floating rate interest basis to another and for differences in the timing of payments so as to match the interest payment requirements under the Debentures, repayment of the Debentures upon maturity and retraction of the Preferred Shares. The Company's subsidiary invested $29,850,000 in restricted deposits and $16,150,000 as an initial payment under the Exchange Agreements with the counterparty to all of which have been assigned to secure all payments due under the Exchange Agreements (Note 6). The deposits and Exchange Agreements were irrevocably assigned directly to and accepted by the investors.

          The Preferred Shares will increase to their nominal value of $12,000,000 over the term of the financing period.

          Under the term of the Exchange Agreements, the deposit will be drawn down to nil by January 2007. The Exchange Agreements provide for termination payments to be made to the subsidiary of the Company totalling $50,000,000 in January 2007.

     b) In 2004, a subsidiary of the Company entered in an Exchangeable Capital Units ("ECU") financing agreement of $4,000,000 with RMB Resources Ltd. ("RMB"), guaranteed by a first-ranking hypothec on the Corner Bay, Eastmain and Joe Mann properties, and a floating charge on all other Company assets. The net proceeds were used to complete the development at the Copper Rand Mine and to increase working capital.

          The amounts borrowed can be redeemed by tranche of $500,000 on or before May 2, 2005, at the Company's option. On May 2, 2005, RMB may elect to convert into the Company's common shares, a maximum of $1,000,000. After May 2, 2005, and before November 2, 2006, the maturity date, RMB may elect to convert part or the balance owing under this facility into common shares of the Company. In both instances, the rate of conversion will be $0.574 per share if the average share price is less than $1.70 per share for a period of 20 days prior to the conversion. If the average price of the share for the 20-day period is equal to or higher than $1.70 per share, the rate of conversion will be the period average multiplied by the rate of conversion of $0.574 per share and divided by $1.70. The balance outstanding is reimbursable by the Company on November 2, 2006. If the Company decides not to pay the interest, RMB may elect to add the interest payable to the balance of the loan or to convert it into common shares of the Company based on the current market price of the shares. The value assigned to the conversion rights granted is estimated at $460,000 (Note 11).

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)



10.  LONG-TERM DEBT (CONTINUED)

     c) On July 21, 2004, the Company repaid the convertible subordinated debentures of an amount of $3,349,000 (US$2,551,000) by issuing 510,200 common shares of the Company as the conversion price was established at US$5.00 per common share.

     d) The debentures are unsecured, bear interest at 8% annually, plus an additional interest charge calculated as follows: 1% for every $1 million of unpaid capital multiplied by the net smelter return ("NSR"), which is reduced by $40 multiplied by the tonnage of ore produced by the Copper Rand Mine. This charge will be determined at the end of each year, beginning with the first repayment of capital. The first interest payment is due July 1, 2005 and quarterly thereafter. The debentures are repayable as to 20% of capital on July 1, 2005, as to 40% on July 1, 2006 and up to 40% on July 1, 2007, or
          are convertible into common shares at a price of $1.025 per share or up to a maximum of $1.64 based on an increase of the gold price above US$350. During 2003, $2,500,000 of these debentures plus accrued interest of $385,000 were converted into 2,815,000 common shares.

     (e) As part of the credit facility arrangement concluded in 2002, 606,061 warrants were issued. The fair value of the warrants of approximately $258,000 was applied in reduction of the proceeds received (Note 11).

     (f) The interest accrued during the year for an amount of $468,480 was capitalized to property, plant and equipment since CCR was in development ($99,000 in 2003).

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)



11.  CAPITAL STOCK

     a)   Authorized shares

          Preference shares - unlimited, issuable in series, without par value

          Common shares - unlimited

     b)   Issued and outstanding shares



                                                            2004                        2003                        2002
                                                  -------------------------   -------------------------   -------------------------
                                                      Shares        Amount        Shares        Amount        Shares        Amount
                                                  --------------   --------   --------------   --------   --------------   --------
                                                  (in thousands)      $       (in thousands)      $       (in thousands)      $
          Common shares
             Balance, beginning
               of year                                86,762        55,429        44,478        30,013        32,562        24,620

             Issued
               Private placements                     11,041         6,175        14,167         6,930         9,897         4,276
               Conversion of
                 convertible
                 debentures (Note 10)                    510         3,349         2,815         2,885            --            --
               Flow through shares                     2,690         1,224         1,431         1,419            --            --
               Business acquisitions
                  (Note 3)                             5,854         3,219        12,195         5,000            --            --
               Reimbursement of the credit
                  facility of the business
                  acquired (Note 3)                       --            --        10,459         8,158            --            --
               Payment of debt                            --            --           693           732           500           360
               Exercise of warrants and options           --            --           325           186         1,176           577
               Share purchase plan                       306           166           199           106            --            --
               Mining interests                           --            --            --            --           350           192
               Share Bonus Plan                           75            48            --            --            --            --
               Shares repurchased                         --            --            --            --            (7)          (12)
                                                     -------       -------       -------       -------       -------       -------
             Balance, end of year                    107,238        69,610        86,762        55,429        44,478        30,013
                                                     =======       =======       =======       =======       =======       =======

          In 2004, an amount of $550,000 has been applied in reduction of the flow-through shares proceeds in order to reflect the tax effect of the tax benefits renounced in favour of subscribers.

          As part of the private placements and flow-through share financing, the Company incurred issuance costs of $689,000 which was applied against Capital Stock issued during the year ended December 31, 2004 ($647,000 and $582,000 for the years ended December 31, 2003 and 2002 respectively).

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)



11.  CAPITAL STOCK (CONTINUED)

     c)   Employee Incentive Plan and Directors' Stock Option Plan

          The Employee Incentive Plan comprises a Share Option Plan, a Share Purchase Plan, a Share Bonus Plan and a Share Loan Plan. The Share Purchase Plan calls for Company contributions of an amount equal to 50% of the employee contributions, which can amount to a maximum of 5% of their basic annual salaries or wages. The common shares are issued on a quarterly basis at market value. In 2004, the Company issued a total of 305,705 common shares at an average current market price of $0.54 per share (198,816 common shares at $0.53 for 2003 and nil for 2002).

          Under the Share Bonus Plan, common shares can be issued to full-time salaried employees as a bonus in recognition of services as determined by the Compensation Committee or the Board of Directors. In 2004, 75,000 common shares at a current market price of $0.64 per share were issued under the Share Bonus Plan (nil in 2003 and 2002) and expensed.

          The Share Loan Plan provides the Compensation Committee or the Board of Directors the discretion to make loans to full-time employees to enable them to acquire common shares in the Company. No loans are presently outstanding under this plan.

          Options granted under the Directors' and Employee Share Option Plans having no vesting period expire no later than five years from the date on which they were granted and all current options expire on or before May 31, 2009. Changes in the share option plans are as follows:

                                                2004                        2003                         2002
                                     -------------------------   --------------------------   -------------------------
                                                      Weighted                     Weighted                    Weighted
                                                      average                      average                     average
                                                      exercise                     exercise                    exercise
                                         Shares        price         Shares         price         Shares        price
                                     --------------   --------   --------------   ---------   --------------   --------
                                     (in thousands)      $       (in thousands)       $       (in thousands)      $
          Outstanding,
             beginning of year            1,700          0.66         2,181           0.86         1,499          1.00
          Granted                           645          0.64           100           0.66           690          0.67
          Expired and cancelled (1)         (75)         1.64          (342)          1.99            (8)         9.10
          Exercised                          --            --          (239)          0.59            --            --
                                         ------        ------        ------         ------        ------        ------
          Outstanding, end of year        2,270          0.62         1,700           0.66         2,181          0.86
                                         ======        ======        ======         ======        ======        ======

          ------------
          (1) 45,000 options initially accounted for as stock-based compensation expense for an amount of approximately $20,000 were cancelled in 2004 and applied to contributed surplus.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)



11.  CAPITAL STOCK (CONTINUED)

     c)   Employee Incentive Plan and Directors' Stock Option Plan (continued)

          The following summarizes information about stock options outstanding at December 31, 2004:

                           Options outstanding and exercisable
          ---------------------------------------------------------------------
                                                     Weighted
                                                      average          Weighted
            Range of                                 remaining         average
            exercise               Number           contractual        exercise
             price              outstanding            life             price
          ------------        --------------        -----------        --------
               $              (in thousands)                              $
          0.44 - 0.64             1,675             2.6 years            0.58
          0.67 - 0.80               580             2.5 years            0.68
          3.70                       15             0.2 year             3.70
                                 ------             ---------           -----
                                  2,270             2.6 years            0.62
                                 ======             =========           =====


          Since 2003, the Company has reported a remuneration expense for stock options granted to employees and directors. The Black-Scholes model, used by the Company to calculate option values, was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions. This model also requires four highly subjective assumptions, including future stock price volatility and expected duration, which greatly affect the calculated values.

          The fair value of the options granted and the assumptions are as follows:

                                                           2004           2003
                                                        ----------     ----------
          Fair value of each option                      $   0.42      $    0.44
          Stock-based compensation expense               $269,000      $  43,000
          Number of options                               645,000        100,000

          Assumptions

             Risk-free interest rate                         3.68%     4.02-4.11%
             Expected return on share                         NIL            nil
             Expected volatility                               78%         85-90%
             Expected duration                            5 YEARS        5 years

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)



11.  CAPITAL STOCK (CONTINUED)

     c)   Employee Incentive Plan and Directors' Stock Option Plan (continued)

          In 2002, the Company did not recognize compensation expense for stock options granted to employees. The table below presents pro forma net loss and net loss per share as if stock options granted to employees had been accounted for based on the fair value method.

                                                                         2002
                                                                      ----------
                                                                          $
                                                                      (restated)
          Net loss as reported                                           5,361
          Estimated stock-based compensation costs                         262
                                                                        ------
          Pro forma net loss                                             5,623
                                                                        ======

          Pro forma net loss per share                                    0.14
                                                                        ======

          The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.11%, expected dividend yield of nil, expected volatility of 97% and expected duration of five years. The average fair value of the options granted during the year ended December 31, 2002 is $0.38.

     d)   Warrants, stock options and conversion rights

          During the three years period ended December 31, 2004, the Company entered into various Capital Stock issuances, long-term debt financings and granted stock options as part of the employee Incentive Plan and Directors' Stock option Plan. The value assigned to the warrants, stock options and conversion rights issuance during the three-year period can be summarized as follows:

                                                              2004     2003     2002
                                                             ------   ------   ------
                                                                $        $        $
          Balance, beginning of year                            301    1,339       --
          Warrants issued as part of the private placement    1,996       --    1,081
          ECU-conversion rights                                 460       --       --
          Credit facility                                        68       --      258
          Stock-based compensation expense                      269       43       --
          Expired options                                       (20)  (1,081)      --
                                                             ------   ------   ------
          Balance, end of year                                3,074      301    1,339
                                                             ======   ======   ======

          2004

          During the year, 5,511,500 share purchase warrants were issued with regard to the private placement. Each warrant entitles the holder to purchase one common share at $1.20 per share until March 11, 2007. The fair value of the warrants as at the date of issuance was estimated at $1,996,000 and applied in reduction of the proceeds received for the issued shares of the private placement, as part of capital stock.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)



11.  CAPITAL STOCK (CONTINUED)

     d)   Warrants, stock options and conversion rights (continued)

          As part of the ECU financing entered into during the year, the Company issued conversion rights as detailed in Note 10b). The fair value of these conversion rights as at the date of the agreement was estimated at $460,000.

          Also, as part of the short-term loan, the Company granted warrants to purchase 200,000 common shares at a price of $0.65 per share. The fair value was estimated at the date of the grant at $68,800.

          The Company recorded the fair value of the warrants issued or conversion rights granted as of the date of issuance using the Black-Scholes pricing model with various assumptions regarding risk free interest rate, expected dividend yield of nil, expected volatility and expected life as follows:

                                                                         Exchangeable      Short-
                                                            Private         Capital         term
                                                          placements         Units          loan
                                                          ----------     ------------     --------
          Fair value of warrants or conversion rights     $     0.36              (1)     $   0.34
          Fair value                                      $1,996,000      $  460,000      $ 68,800
          Number of warrants, options or rights            5,511,500       7,834,074       200,000

          Assumptions:

          Risk free interest rate                               4.06%            3.2%          3.2%
          Expected return on share                               nil             nil           nil
          Expected volatility                                     80%          64-69%           79%
          Expected duration                                  3 years         2 years       3 years

          ------------
          1) The fair value of the conversion rights was established based on management's appreciation of the probability of the repayment of the debt for its entire amount by the Company or its conversion into common shares by the holder.

          2003

          In 2003, an amount of $1,081,000 related to expired warrants was applied against the deficit. These warrants were issued as part of a private placement in 2002 and expired on May 15, 2003. Also, 86,000 common shares were issued following the exercise of 86,000 options to purchase common shares at $0.52 per share.

          2002

          Under the agreement relating to the credit facility (Note 10) obtained in 2002, 606,061 share purchase warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at $0.66 per share until February 28, 2005. The fair value of the warrants as at the date of issuance was estimated at $258,000 and applied in reduction of the amount received under the credit facility. The Company recorded the fair value of the warrants issued as of the date of issuance using the Black-Scholes pricing model with the following assumptions, risk-free interest rate of 3.80%, expected dividend yield of nil, expected volatility of 97% and expected life of three years.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)



11.  CAPITAL STOCK (CONTINUED)

     d)   Warrants, stock options and conversion rights (continued)

          2002 (CONTINUED)

          Since 2001, Investissement Quebec has had a five-year option entitling it to subscribe for a maximum of 25,000 shares of the Company's subsidiary, CCR, at $100 per share. This option was granted following the financing obtained for the Copper Rand property development. Upon issuance of these shares by CCR, the shares will be automatically exchanged for common shares of the Company using a $1.025 per share ratio. No value had been assigned to this option at the time.

12.  INTEREST EXPENSE ON LONG-TERM DEBT

                                                           2004      2003      2002
                                                          ------    ------    ------
                                                            $         $         $
     Exchangeable Capital Units facility                     146        --        --
     Credit facility                                          39       330        83
     Guaranteed Subordinated Debentures                    1,855     2,097     2,005
     Convertible Debentures                                  219       439       585
     Other                                                     1        --        --
                                                          ------    ------    ------
                                                           2,260     2,866     2,673

     Interest revenue on restricted deposits (Note 6)     (1,855)   (2,097)   (2,005)
                                                          ------    ------    ------
                                                             405       769       668
                                                          ======    ======    ======

13.  GAIN ON SALE OF SUBSIDIARIES

     In 2003, the Company recorded a $2,296,000 gain from the proceeds received on the sale to Queenstake Resources Inc. ("Queenstake") of its subsidiary, Oro De Sotula S.A. de C.V. ("Oro"), completed on January 31, 2002. At that time, the Company made a provision for the entire amount receivable, given the level of uncertainty related to the conditions specified in the sale agreement, and therefore no gain had been recognized. In 2003, with conditions having been met with respect to the remaining notes receivable totalling US$1,850,000, the Company, in the interest of reaching a quick settlement, negotiated a final amount of US$1,650,000 (CAN$2,296,000), of which CAN$1,492,000 was paid in cash and the balance by the issuance of common shares of Queenstake.

     The Company retained an interest providing for a net smelter return royalty of 1% to be paid on all production by Queenstake from the mining concessions and exploration properties which were owned by Oro at the time of closing. Furthermore, in the event of any sale, option or similar agreement occurring with a third party before December 31, 2005, relating to the Oro shares or the mine or mining concessions and exploration properties which were owned by Oro, the Company will receive 331/3% of the total consideration under such agreement.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)



14.  INCOME AND MINING TAXES

     a)   Effective tax rate

          The income tax recovery varies from the amounts that would be computed by applying the combined Canadian federal and provincial statutory tax rates of approximately 31.0% (2003-33.2% and 2002-35.3%) to earnings before taxes as follows:

                                                              2004      2003      2002
                                                             ------    ------    ------
                                                               $         $         $
          Expected income tax (recovery) expense using
              statutory income tax rates                     (2,682)   (1,318)   (1,774)
          Resource allowance                                    208       153       142
          Valuation allowance                                 2,019     1,246     1,694
                                                             ------    ------    ------
          Income and mining tax (recovery) expense             (455)       81        62
                                                             ======    ======    ======

          The income tax recovery of $455,000 is attributable mainly to the reversal of the future income tax liability of $550,000 recorded as part of the flow-through shares issuance as required by EIC 146

     b)   Future income taxes

          At December 31, future income taxes are as follows:

                                                            2004           2003
                                                          -------        -------
                                                             $              $
          Current future income tax assets:
             Inventories of ore and supplies                  151            176
             Other                                             18             12
                                                          -------        -------
                                                              169            188
                                                          -------        -------
          Long-term future income tax assets:
             Property, plant and equipment                 29,457         25,431
             Operating loss carry forwards                  5,540          6,385
             Capital loss carry forwards                   10,182         10,243
             Deferred royalty                               8,616          9,421
             Other                                          4,415          4,304
                                                          -------        -------
                                                           58,210         55,784
                                                          -------        -------
                                                           58,379         55,972

          Valuation allowance                             (56,478)       (54,456)
                                                          -------        -------
          Future income tax assets                          1,901          1,516
                                                          -------        -------
          Long-term future income tax liabilities:
             Mining taxes                                   2,166            700
             Other                                          1,901          1,516
                                                          -------        -------
          Future income tax liabilities                     4,067          2,216
                                                          -------        -------
          Net future income tax liabilities                 2,166            700
                                                          =======        =======

     c)   Loss carry forwards

          At December 31, 2004, the Company and its subsidiaries had operating losses for income tax purposes in Canada approximating $17,900,000, which are available to reduce taxable income in future years and which expire over the period to the year 2011. In addition, the Company and its subsidiaries had capital losses for income tax purposes in Canada of approximately $66,000,000, which can be applied against future taxable capital gains.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)



15.  CHANGES IN NON-CASH WORKING CAPITAL AND SUPPLEMENTARY INFORMATION

     a)   Changes in non-cash working capital

                                                                 2004      2003      2002
                                                               -------   -------   -------
                                                                  $         $         $
          Receivables and settlements receivable                (1,697)     (632)   (5,531)
          Inventories of ore and supplies and prepaids             542       215      (338)
          Accounts payable and accrued liabilities               6,388    (1,480)    3,504
                                                               -------   -------   -------
                                                                 5,233    (1,897)   (2,365)
                                                               =======   =======   =======


     b)   Supplementary information

          Income taxes paid                                         24        77        93
          Interest paid                                          2,027     2,387     2,368
          Shares issued for business acquisitions
             and credit facility reimbursement (Note 3)          3,219    13,158        --
          Conversion of debentures into common shares            3,349     2,885        --
          Warrants issued for the short-term loan and
             capitalized as deferred charges                        68        --        --
          Deferred charges reclassed to property, plant
             and equipment                                          45        --        --
          Other liabilities applied against property, plant
             and equipment                                          14        --        --
          Other liabilities applied against accounts payable       300        --        --
          Shares issued for debt settlement (Note 11) *             --       732       360
          Proceeds on sale of subsidiaries received in shares       --       804       241
          Deferred royalty (Note 4)                                 --        --    18,060
          Shares issued for mining interests                        --        --       192
          Interest capitalized to property                         468        99        --

          ------------
          * In 2003, contributions to the pension plans were made through the issuance of common shares of the Company.

16.  COMMITMENTS AND CONTINGENCIES

     a) The Company is committed to pay royalties calculated on the net smelter return at various rates or based on the tonnage of ore processed at the mills. These agreements are also subject to repurchase rights at various prices.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)



16   COMMITMENTS AND CONTINGENCIES (CONTINUED)

     b) Under the financing arrangement ("Arrangement") referred to in Note 10, mineral development expenditures which were renounced in favor of the investors as part of the Arrangement were based, in part, on independent valuations of certain related mineral properties. The Canada Customs and Revenue Agency ("CCRA") has challenged certain of those valuations, and disallowed certain of the renounced flow-through deductions for certain of the investors. The Company may be contingently liable for certain losses or damages to investors, if any, that may result if CCRA is ultimately successful in its challenges. No provision for losses that could result from the above mentioned challenges had been recorded at year end.

     c) The Oujibougoumou Cree initiated legal proceedings against the Company, claiming that the poor condition of lakes in the region of Chibougamau, Quebec was due to mining activities in the area. The Public Health Department, the Quebec Environment Ministry and the Quebec Fish and Wildlife Association began to study the issue. As a temporary measure, the Company and the plaintiffs jointly agreed to request that proceedings be suspended for one year. It is not possible to determine either the outcome of the proceedings or the financial consequences for the Company.

17.  PENSION PLANS

     The Company and its subsidiaries maintain two primarily defined benefit pension plans for most of their employees. The pension benefit for the first plan is based on a fixed amount per year of service. The pension benefit for the second plan is based on years of service and a percentage of the final average salary. The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of December 31, 2002, and the next required valuation will be as of December 31, 2005.

     Total cash payments

     Total cash payments for employee future benefits for 2004, consisting of cash contributed by the Company to its funded pension plans were $1,041,000 ($222,000 in 2003). In 2003, the Company contributed an additional $742,000 by the issuance of 693,380 common shares.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)



17   PENSION PLAN (CONTINUED)

                                                         2004              2003
                                                       -------           -------
                                                          $                 $
     Accrued benefit obligation
        Balance, beginning of year                      13,587            13,092
        Current service cost                               114                92
        Benefits paid                                   (1,160)           (1,288)
        Interest cost                                      817               781
        Actuarial loss                                     314               910
                                                       -------           -------
        Balance, end of year                            13,672            13,587
                                                       =======           =======
     Plan assets fair value
        Balance, beginning of year                      11,047            10,567
        Employer contribution                            1,041               964
        Employees' contributions                            12                11
        Benefits paid                                   (1,160)           (1,288)
        Actual return on plan assets                       515               793
                                                       -------           -------
        Balance, end of year                            11,455            11,047
                                                       =======           =======

     Plan assets consist of the following  asset category:

                                                       Percentage of plan assets
                                                       -------------------------
                                                         2004              2003
                                                       -------           -------
                                                          %                 %
     Canadian equity securities                             29                26
     American equity securities                             10                11
     International equity securities                        10                 8
     Bonds                                                  37                39
     Campbell common shares                                  3                 6
     Other (including cash and cash equivalent)             11                10
                                                       -------           -------
                                                           100               100
                                                       =======           =======

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)



17.  PENSION PLAN (CONTINUED)

     Reconciliation of the funded status of the defined benefit pension plans to the amounts recorded in the consolidated financial statements:

                                                          2004           2003
                                                        -------        -------
                                                           $              $
     Fair value of plan assets                           11,455         11,047
     Accrued benefit obligation                         (13,672)       (13,587)
                                                        -------        -------
     Funded status of pension plans - (deficit)          (2,217)        (2,540)
     Unamortized net actuarial loss                       5,432          5,000
                                                        -------        -------
     Accrued benefit asset                                3,215          2,460
                                                        =======        =======

     Pension plan with accrued benefit obligations in excess of plan assets included in the above accrued benefit obligation and fair value of plan assets in respect of plans that are not fully funded:

                                                          2004           2003
                                                        -------        -------
                                                           $              $
     Accrued benefit obligation                          10,494         10,230
     Fair value of plan assets                            8,194          7,679
                                                        -------        -------
     Funding deficit                                     (2,300)        (2,551)
                                                        =======        =======

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)



17.  PENSION PLAN (CONTINUED)

     Elements of defined benefit pension plans costs recognized in the year

                                                                   2004    2003
                                                                   ----    ----
                                                                    $       $
     Current service cost, net of employee contributions            102      80
     Interest cost                                                  817     781
     Actual return on plan assets                                  (515)   (793)
     Actuarial losses                                               314     910
                                                                   ----    ----

     Elements of employee pension plans costs before
        adjustments to recognize the long-term nature of
        employee pension plans costs                                718     978
     Adjustments to recognize the long-term nature of
        employee pension plans costs
           difference between expected return and actual return
              on plans assets for the year                         (309)     12
           difference between actuarial loss recognized for the
              year and actual actuarial loss on accrued benefit
              obligation for the year                              (123)   (754)
                                                                   ----    ----
        Defined benefit pension costs                               286     236
        Tranche capitalized to property, plant and equipment (1)   (292)   (214)
                                                                   ----    ----
        Net Pension (credit) costs                                   (6)     22
                                                                   ====    ====

     -------------
     (1) Non-cash components totalling $221,000 (nil in 2003) is included therein.

     The significant assumptions used are as follows:

                                                                   2004         2003
                                                                 --------     --------
                                                                    %            %
     Accrued benefit obligation as of December 31:
        Discount rate                                                6.00         6.25
        Rate of compensation increase                                2.50         4.00

     Benefit costs for years ended December 31:
        Discount rate                                                6.25         6.25
        Expected long-term rate of return on plans assets            7.00         7.50
        Rate of compensation increase                                4.00         4.00
        Average remaining service period of active employees     19 YEARS     19 years

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)



18.  FINANCIAL INSTRUMENTS

     Fair value

     The carrying amount of cash, short-term investments, receivables and settlements receivable, accounts payable, accrued liabilities and other liabilities in the consolidated balance sheets approximates fair value based on their short-term maturities and/or quotes received. Also, the fair value of long-term debt is approximately equal to their carrying value due to interest rates which are based on current market rate.

     Interest rate risk

     The Company is subject to interest rate risk due to changes to the prime rate since the majority of its borrowings bear variable interest rates. Otherwise, the Company manages the interest risk through an Exchange Agreement (Notes 6 and 10).

     Credit risk

     The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly-rated counterparties, normally major financial institutions and specialized private investors. The credit risk represents the maximum amount that would be at risk if the counterparties failed completely to perform under the contracts.

     The copper concentrate is sold exclusively to Noranda Inc. under a purchase copper concentrate agreement. The net metal sales to Noranda Inc. represent approximately $10,911,000 for the year ended December 31, 2004 ($9,659,000 in 2003) and an amount of $3,096,000 is receivable at year end ($2,128,000 in 2003). Furthermore, the short-term loan bearing interest at the libor rate plus 2.5% is guaranteed by the settlements receivable.

     Foreign exchange rate and metal price risks

     The Company is exposed to risks from changes in foreign currency rates and metal prices. The Company does not use derivative instruments to manage those risks.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)



19. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

     The material differences between Canadian GAAP and United States GAAP affecting the Company's consolidated financial statements are detailed as follows:

                                                             2004      2003        2002
                                                            ------    ------    ----------
                                                              $         $           $
                                                                                (Restated)
     Reconciliation of net loss
        Net loss - Canadian GAAP                             8,192     3,940       5,361
        Adjustments:
           Property, plant and equipment (a)                  (667)     (492)       (377)
           Exploration expenses (b)                            525       138       2,427
           Derivative instruments (c)                           --        40        (624)
           Asset retirement obligations (d)                     --    (1,924)       (224)
           Flow through shares - Income tax expense (e)        (40)      (78)         --
                                                            ------    ------      ------
        Net loss - United States GAAP                        8,010     1,624       6,563
        Minimum liability of defined benefit plans (f)         479       820       1,922
        Foreign currency translation                            --        --       1,337
                                                            ------    ------      ------
        Comprehensive loss - United States GAAP              8,489     2,444       9,822
                                                            ======    ======      ======

        Basic and fully diluted loss - United States GAAP     0.08      0.03        0.16
                                                            ======    ======      ======

                                                             2004      2003        2002
                                                            ------    ------    ----------
                                                              $         $           $
                                                                                (Restated)
     Reconciliation of shareholders' equity
        Shareholders' equity - Canadian GAAP                54,585    45,803      24,284
        Adjustments:
           Property, plant and equipment (a)                  (421)   (1,088)     (1,580)
           Exploration expenses (b)                         (3,620)   (3,095)     (2,957)
           Derivative instruments (c)                           --        --          40
           Asset retirement obligations (d)                     --        --      (1,924)
           Minimum liability of defined benefit plans (f)   (4,861)   (4,382)     (3,562)
           Capital stock (h)                                (1,481)   (1,481)     (1,481)
           Warrants of the entity subject to significant
              influence (i)                                    485       485         485
                                                           -------   -------     -------
        Shareholders' equity - United States GAAP           44,687    36,242      13,305
                                                           =======   =======     =======

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)



19. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED)

     a)   Property, plant and equipment

          Under Canadian GAAP and prior to the adoption of the CICA Handbook
          Section 3063 Impairment of long-lived assets, the property, plant and equipment had to be written down to the net recoverable amount if this was less than the carrying amount, whereas under United States GAAP, if the future undiscounted net cash flows are less than the carrying amount, the property, plant and equipment should be written down to its fair value.

          Accordingly, the difference between the carrying amount of property, plant and equipment in Canadian GAAP and United States GAAP results in additional amortization in accordance with Canadian GAAP.

     b)   Exploration expenses

          Under Canadian GAAP, exploration expenses may be deferred until such time as the exploration and development work is either effectively abandoned and related costs are written off or an operating mine is established following which accumulated costs are amortized to earnings. Under United States GAAP and under Securities and Exchange Commission guidelines, all exploration expenses incurred prior to the determination of the existence of a commercially minable deposit and the completion of a feasibility study should be recorded as expenses as they are incurred. During 2004, $1,145,000 ($698,000 in 2003) of exploration expenses was capitalized.

          The adjustment of $525,000 ($138,000 in 2003) comprises the difference described in the previous paragraph less the amortization charge of $620,000 ($560,000 in 2003) which results from the previous years' exploration expenses, which were capitalized in accordance with Canadian GAAP.

     c)   Derivative instruments

          In 2001, the Company signed an amendment to the existing collective agreement under which the employees agreed to salary reductions or increases based on the price of gold during the term of the agreement. Furthermore, the debentures detailed in Note 10 included embedded derivatives such as additional interest charges calculated on the net smelter return and the tonnage of ore produced by the Copper Rand Mine and a conversion option into common shares at variable prices based on an increase in the gold price above US$350 per ounce. Under Canadian GAAP, no value was assigned to these embedded derivatives. Under United States GAAP (SFAS 133), the related derivatives are evaluated at their fair value as at each balance sheet date and the resulting difference between the fair value as at December 31, 2004 and 2003 is recorded in current earnings.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)



19. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED)

     d)   Asset retirement obligations

          As of January 1, 2003, the Company adopted FAS No. 143 Accounting for Asset Retirement Obligations, which established standards for accounting for a legal obligation associated with the retirement of long-lived assets. Under United States GAAP, the Company charges income for the cumulative effect of the change in standard, as of January 1, 2003, of adopting this standard. The standard under Canadian GAAP is similar to the standard under United States GAAP. However, under Canadian GAAP, the change in standard is applied retroactively and previous year consolidated financial statements are restated to give effect to the adoption of the new standard.

     e)   Flow through shares - Income tax expense

          Prior to March 2004, under Canadian GAAP, flow-through share proceeds were recorded to capital stock at time of issuance of the shares and a future income tax liability was recorded upon renouncement by the Company of the tax benefits in favor of the investors.

          Since March 2004, the Company adopted EIC 146, Flow through shares. Under this standard, the foregone tax benefits of $550,000, at the date the Company renounces them, are applied in reduction of capital stock and an equivalent income tax liability is recorded. Subsequently, the income tax liability is reversed against income tax expense if the Company has unrecorded future tax assets.

          Under United States GAAP, flow-through shares are recorded at their fair value at time of issuance and the difference of $590,000 ($78,000 in 2003) between the proceeds received and the fair value of the shares issued is recorded as a liability. Upon renouncement by the Company of the tax benefits, in favor of the investors, the liability is applied in reduction of the income tax expense. The difference of $40,000 represents the difference between the amount recorded under Canadian and United States GAAP.

     f)   Minimum liability of defined benefit plans

          The provisions of Statement of Financial Accounting Standards No. 87, Employers Accounting for Pensions, requires companies with any plans that have an unfunded accumulated benefit obligation to recognize an additional minimum pension liability, and in certain circumstances, a reduction of accumulated other comprehensive income. Therefore, in accordance with United States GAAP, the consolidated balance sheets at December 31, 2004, 2003 and 2002 would include an additional minimum pension liability of $4,861,000, $4,382,000 and $3,562,000, respectively, and an equivalent reduction of accumulated other comprehensive income.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)



19. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED)

     g)   Comprehensive income

          United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130 Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources. Components of comprehensive income include items such as net loss, minimum pension liability adjustments and certain foreign currency translation gains and losses.

     h)   Capital stock

          Before July 1, 2001, under Canadian GAAP, the value assigned to the common shares issued in consideration for a business acquisition, such as the MSV acquisition dated June 30, 2001, was based upon the average trading price of the shares over a reasonable period before and after the closing date of the acquisition of June 30, 2001. Under United States GAAP, the value assigned to the common shares is based upon the average trading price of the shares over a reasonable period before and after April 25, 2001, which is the date the terms of the business combinations were agreed to and announced. The adjustment of $1,481,000 represented the difference in the value of the common shares issued under United States GAAP.

     i)   Warrants of the entity subject to significant influence

          Under Canadian GAAP, no value would be recognized for the warrants issued by CCR, the entity which was subject to significant influence in 2001 and which became a subsidiary in 2003, for which the Company has granted, in 2001, an automatic conversion feature into common shares of the Company. Under United States GAAP, the fair value of the conversion feature is recognized in shareholders' equity and recorded as an additional cost to the investment in CCR. The adjustment of $485,000 represented the fair value of the conversion feature.

          In 2003, since the Company acquired an additional interest of 50% in CCR which became a subsidiary (Note 3), the additional cost of the investment in CCR (as mentioned in the preceding paragraph) was reclassified to property, plant and equipment.

     j)   Elimination of deficit

          Canadian GAAP permits the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification occurred in 2001 and is not permitted under United States GAAP and would result in an increase in both capital stock and deficit of $113,645,000.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)



19. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED)

     k)   Shareholders' equity

          Under Canadian GAAP, the ECU, described in Note 10b) were accounted for in accordance with their substance and, as such, were presented in the financial statements in their liability and equity component parts. Under United States GAAP, the entire principal amount of the ECU, is treated as debt bearing interest at average LIBOR plus 3.5%.

     l)   Recent and future accounting changes

          In June 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces previous accounting guidance provided by the EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), and was effective for the Company for exit or disposal activities initiated after December 31, 2002. The adoption of this new standard had no effect on the Company's consolidated financial position.

          In August 2002, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, that established a single accounting model, based on the framework of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, for long-lived assets to be disposed of by sale. The Company adopted SFAS No.144 in 2003, and no adjustment resulted from its adoption.

          In November 2002, the FASB issued Interpretation No. 45 (FIN 45), entitled Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. The interpretation requires disclosure about the nature and terms of obligations under certain guarantees that the Company has issued. The interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. According to management, all appropriate disclosures are included in the Company's consolidated financial statements.

          In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities, and an Interpretation of Accounting Research Bulletin No. 51 (FIN 46). FIN 46 establishes accounting guidance for consolidation of variable interest entities by the primary beneficiary. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a Variable Interest Entity. In December 2003, the FASB issued interpretation No. 46R (FIN 46R) which supersedes FIN 46. FIN 46R is effective for all Variable Interest Entities (VIEs) created after February 1, 2003 at the end of the first interim or annual reporting period ending after December 15, 2003. FIN 46R is applicable to all VIEs created prior to February 1, 2003 by public entities at the end of the first interim or annual reporting period ending March 15, 2004. The Company has determined that it has no VIEs.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)



19. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED)

     l)   Recent and future accounting changes (continued)

          In December 2002, the FASB issued SFAS No. 148, entitled Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. The Company has chosen to adopt the fair value-based method of accounting using the prospective method for all awards granted to employees since January 1, 2003. No difference results from the adoption of this standard under United States GAAP since the Company has adopted a similar standard (revised Section 3870 of the CICA Handbook) under Canadian GAAP in 2003 (Note 2).

          In April 2003, the FASB issued SFAS No. 149, entitled Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement is effective for contracts entered into or modified after June 30, 2003. Adoption of this statement had no effect on the Company's consolidated financial position or results of operations.

          In May 2003, the FASB issued SFAS No. 150, entitled Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003. Adoption of this statement had no effect on the Company's consolidated financial position or results of operations.

          In March 2004, the Emerging Issues Task Force issued EITF 04-2, Whether Mineral Rights are Tangible or Intangible Assets (EITF 04-2). The Task Force reached a consensus that mineral rights are tangible assets. In April 2004, the FASB issued FASB Staff Positions (FSPs) FAS 141-1, Interaction of FASB Statements No. 141, the Business Combinations (SFAS 141), and No. 142, Goodwill and Other Intangible Assets (SFAS 142). The FSPs amend SFAS 141 to conform them to the Task Force consensus. The FSPs are effective for the first reporting period beginning after April 29, 2004 but earlier adoption is permitted. The adoption of this standard had no effect on the Company's consolidated financial position or results of operations.

          In March 2004, the EITF issued EITF 04-3, Mining Assets Impairment and Business Combinations. EITF 04-3 requires mining companies to compare cash flows to the economic value of mining assets (including mineral properties and rights) beyond those assets' proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with FSAS 144. The consensus is effective for reporting periods beginning after March 31, 2004 but earlier adoption is permitted. The adoption of this standard is reflected in Note 7 to the consolidated financial statements.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)



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

                                     CAMPBELL RESOURCES INC.



Dated: March 30, 2005                By: /s/ Andre Y. Fortier
                                         ---------------------------------------
                                         Andre Y. Fortier
                                         President and Chief Executive Officer



                                     By: /s/ Lucie Brun
                                         ---------------------------------------
                                         Lucie Brun
                                         Executive Vice President and
                                         Chief Administrative Officer
                                         (Principal Financial and
                                         Principal Accounting Officer)

                                  EXHIBIT INDEX

EXHIBIT NUMBER                           EXHIBIT DESCRIPTION
--------------      ------------------------------------------------------------
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

      1.6           Restated Certificate of Incorporation dated January 7, 2005

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

      4.2           Employment Agreement dated August 6, 2002 between the
                    Company and Andre Y. Fortier (J) (Exhibit 10.2)

      4.3           Employment Agreement dated August 6, 2002 between the
                    Company and Claude Begin (J) (Exhibit 10.3)

      4.4           Employment Agreement dated August 6, 2002 between the
                    Company and Alain Blais (J) (Exhibit 10.4)

      4.5           Employment Agreement dated August 6, 2002 between the
                    Company and Lucie Brun (J) (Exhibit 10.5)

      4.6           Directors' Stock Option Plan I (Exhibit 10.8)

      4.7 Royalty Agreement with Repadre Capital Corporation made as of April 23, 1993. I (Exhibit 10.14) and amendment dated
                    June 30, 2001 (I) (Exhibit 10.4)

      4.8           Merger Agreement dated May 7, 2001 between the Company, MSV
                    Resources Inc. and GeoNova Explorations Inc. pursuant to which MSV and GeoNova became wholly-owned subsidiaries of the Company with Plan of Arrangement under the Canada
                    Business Corporations Act and Arrangement By-Law attached.
                    (H) (Exhibit 2)

      4.9           ECU Facility Agreement dated October 26, 2004 between MSV
                    Resources Inc., Campbell Resources Inc., Meston Resources
                    Inc., RMB International (Dublin) Limited and RMB Resources
                    Limited

      4.10          Sale and Purchase Agreement dated November 10, 2004 between
                    GeoNova and Metanor

      6.1           Statement detailing computation of per share earnings

      8.1           Significant subsidiaries

     11.1           Standards of Ethical Conduct (K) (EXHIBIT 11.1)

     12.1 Certification of Andre Y. Fortier pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

EXHIBIT NUMBER                           EXHIBIT DESCRIPTION
--------------      ------------------------------------------------------------


     12.2           Certification of Lucie Brun pursuant to Section 302 of the
                    Sarbanes-Oxley Act of 2002

     13.1           Certification of Andre Y. Fortier pursuant to 18 U.S.C.
                    Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     13.2           Certification of Lucie Brun pursuant to 18 U.S.C. Section
                    1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     15.1           Consent of Samson Belair Deloitte & Touche

     15.2           Consent of Systemes Geostat International Inc.

     15.3           Consent of Met-Chem Canada Inc.

     15.4           Audit Committee Charter


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

     (K)      refers to documents previous filed as an exhibit to Campbell's
              Annual Report on Form 20-F for the year ended December 31, 2003 dated May 19, 2004 and incorporated herein by reference.

Exhibits in parentheses are references to the Exhibit No. of the filing indicated.