Form 20-F
period 2005-12-31
CAMPBELL RESOURCES INC /NEW/
filed 2006-05-04
CIK 718053

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

     For the fiscal year ended December 31, 2005

                                       OR

[ ] TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report...............

                          Commission File Number 1-8488

                         (CAMPBELL RESOURCES INC. LOGO)

                             CAMPBELL RESOURCES INC.
             (Exact name of registrant as specified in its charter)

                                     Canada
                 (Jurisdiction of incorporation or organisation)

            1155 rue University, Suite 1405, Montreal, Quebec H3B 3A7
                    (Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class   Name of each exchange on which registered
-------------------   -----------------------------------------
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

December 31, 2005:   108,220,881 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as
defined in Rule 405 of the Securities Act                         [ ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of
the Securities Exchange Act of 1934.                              [ ] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.                                [X] Yes [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]  Accelerated filer [ ]  Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

                                                         Item 17 [X] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a
shell company (as defined in Rule 12b-2 of the Exchange Act).     [ ] Yes [X] No

                             CAMPBELL RESOURCES INC.
                                TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS.................................................    1
CURRENCY AND METRIC EQUIVALENTS............................................    1
RESERVE AND RESOURCE ESTIMATES.............................................    2
GLOSSARY OF SIGNIFICANT TERMS..............................................    2
Item 1. Identity of Directors, Senior Managers and Advisors - Not
   Applicable..............................................................    3
Item 2. Offer Statistics and Expected Timetable - Not Applicable...........    3
Item 3. Key Information....................................................    3
   Selected Financial Data.................................................    3
   Summary of Differences Between US and Canadian GAAP.....................    5
   Risk Factors............................................................    6
      Mining Risks.........................................................    6
   Environmental Matters...................................................    7
Item 4. Information on the Company.........................................    8
   History and Development of the Company..................................    8
Financings.................................................................   12
   Business Overview.......................................................   14
Campbell Properties........................................................   16
   Organizational Structure................................................   17
      Inter-Corporate Relationships........................................   17
      Employees............................................................   17
Property, Plants and Equipment.............................................   18
Business of Meston.........................................................   18
The Joe Mann Mine..........................................................   18
      History..............................................................   18
      Location, Access and Ownership.......................................   19
      Geology..............................................................   19
      Mineral Reserves and Resources.......................................   20
      2001 Plan............................................................   21
      West Zone............................................................   22
      Mining...............................................................   22
      Milling..............................................................   23
      Employees............................................................   23
      Royalties............................................................   24
      Environmental Matters................................................   24
Mineral Exploration Properties.............................................   25
      Chibougamau Exploration Properties...................................   25
Business of MSV............................................................   26
The Copper Rand Mine.......................................................   26
      Location and Title...................................................   26
      History..............................................................   26
      Copper Rand 5000 Project Background..................................   27
      Financing of the Copper Rand Project and Details of the
         Management of the Copper Rand Project.............................   27
      Other Aspects of the Copper Rand Project.............................   29
      Geology..............................................................   29
      Mineral Resources....................................................   29
      Mining...............................................................   30

The Copper Rand Mill.......................................................   30
      General..............................................................   30
      Milling..............................................................   30
      Environmental Fund...................................................   30
      Tailings and Waste Disposal..........................................   30
      Employees............................................................   31
      Royalties............................................................   31
The Corner Bay Property....................................................   31
      Location and Title...................................................   31
      History..............................................................   31
      Geology..............................................................   32
      Mineral Resources....................................................   33
      Royalties............................................................   33
The Eastmain Mine..........................................................   33
      Location and Title...................................................   33
      History..............................................................   33
      Geology..............................................................   34
      Mineral Resources....................................................   35
      Surface Infrastructure...............................................   35
      Mining...............................................................   35
      Exploration activity.................................................   36
      Royalties............................................................   36
The Cedar Bay Property.....................................................   36
Business of GeoNova........................................................   37
The Discovery Project......................................................   37
      Location, Access and Ownership.......................................   37
      Geology..............................................................   38
      Historical Mineral Resources(1)......................................   38
      Metallurgical Testing................................................   39
The Chevrier Project.......................................................   39
      Location, Access and Ownership.......................................   40
      Geology..............................................................   40
      Historical Mineral Resources(1)......................................   40
Berthiaume Syndicate.......................................................   40
      Property, Location and Access........................................   41
      Geology..............................................................   41
The Pitt Gold Property.....................................................   41
      Location, Access and Ownership.......................................   42
      Geology..............................................................   42
Item 5. Operating and Financial Review and Prospects.......................   43
   Management's Discussion and Analysis....................................   43
Summary....................................................................   44
      Summary of financial results.........................................   45
      Financial results....................................................   45
Changes in accounting principles...........................................   46
      Mining assets - Impairment and business combinations.................   46
      Consolidation of variable interest entities..........................   46
      Financial instruments................................................   47
Critical accounting principles.............................................   47
      Depreciation of long-term assets.....................................   47

      Depreciation and amortization........................................   47
      Financial instruments................................................   47
      Fair value...........................................................   48
      Interest rate risk...................................................   48
      Credit risk..........................................................   48
      Asset retirement obligations.........................................   48
Consolidated financial results.............................................   49
Summary of quarterly results...............................................   50
Liquidity and capital resources............................................   52
Tabular Disclosure of Contractual Obligations..............................   53
Risk factors...............................................................   54
Outlook....................................................................   55
Capital stock..............................................................   55
Access to information......................................................   55
Disclosure controls and procedures.........................................   55
Item 6. Directors, Senior Management and Employees.........................   56
   Directors...............................................................   56
Senior Management..........................................................   57
      Executive Compensation...............................................   58
Option/SAR Grants in Last Financial Year...................................   58
Aggregated Option/SAR Exercises During The Most Recently Completed
   Financial Year and Financial Year End Option/SAR Values.................   58
Indebtedness of Directors and Executive Officers...........................   59
Employee Incentive Plan....................................................   59
      Share Option Plan....................................................   60
      Share Purchase Plan..................................................   61
      Share Bonus Plan.....................................................   61
      Share Loan Plan......................................................   61
Remuneration of Directors..................................................   64
Directors' and Officers' Liability insurance...............................   64
Employment Agreements......................................................   64
Compensation Committee.....................................................   65
      Composition of the Compensation Committee............................   65
      Executive Compensation Philosophy and Policy.........................   66
      Report on Executive Compensation.....................................   66
Shareholder Return Performance Graph.......................................   67
Indebtedness of Directors and Executive Officers...........................   68
Statement of Corporate Governance Practices................................   68
      Employees............................................................   73
Item 7. Major Shareholders and Related Party Transactions..................   73
Item 8. Financial Information..............................................   74
      Financial Statements.................................................   74
      Legal Proceedings....................................................   74
      Dividend Record and Policy...........................................   75
      Significant Changes..................................................   75
Item 9. The Offer and Listing..............................................   75
     Toronto Stock Exchange................................................   75
     OTC-BB................................................................   76
Item 10. Additional Information............................................   77
     Share Capital.........................................................   77

   Memorandum and Articles of Incorporation................................   77
   Election and Qualifications of Directors................................   78
   Meetings................................................................   78
   Limitations on Ownership of Securities..................................   78
   Change in Control of Company............................................   78
   Material Contracts......................................................   78
   Exchange Controls.......................................................   79
   Taxation................................................................   80
      Certain Canadian Federal Income Tax Consequences.....................   80
      Dividends on Common Shares...........................................   80
      Disposition of Common Shares.........................................   81
      Certain United States Federal Income Tax Considerations..............   82
      U.S. Holders.........................................................   82
      Distributions of Common Shares.......................................   82
      Foreign Tax Credit...................................................   83
      Disposition of Common Shares.........................................   83
      Other Considerations.................................................   83
      Passive Foreign Investment Company...................................   83
      Backup Withholding...................................................   84
   Documents on Display....................................................   84
   Subsidiary Information..................................................   84
Item 11. Quantitative and Qualitative Disclosures about Market Risk........   85
   Gold Risk Disclosures...................................................   85
   Foreign Currency Risk Disclosures.......................................   85
   Other Financial Instrument Risk Disclosures.............................   85
   Competition.............................................................   86
Item 12. Description of Securities other than Equity Securities - Not
   Applicable..............................................................   86
   PART II.................................................................   86
Item 13. Defaults, Dividend Arrearages and Delinquencies...................   86
   Exchangeable Capital Units..............................................   86
   Credit facility with Investissement Quebec..............................   86
   Convertible debentures..................................................   86
Item 14. Material Modifications to the Right of Security Holders and Use
   of Proceeds - None......................................................   87
Item 15. Controls and Procedures...........................................   87
Item 16 A. Audit Committee Financial Expert................................   87
Item 16 B. Code Of Ethics..................................................   88
Item 16 C. Principal Accountant Fees And Services..........................   88
   (a) Audit Fees..........................................................   88
   (b) Audit-Related Fees..................................................   88
   (c) Tax Fees............................................................   88
   (d) All Other Fees......................................................   88
   (e) Audit Committee's Pre-Approval Policies.............................   89
   (f) Auditors Use of Non-Permanent Employees.............................   89
   Interest of Auditors....................................................   89
Item 16 D. Exemptions From The Listing Standards For Audit Committees -
   None....................................................................   89
Item 16 E. Purchases Of Equity Securities By The Issuer And Affiliated
   Purchasers - None.......................................................   89
   PART III................................................................   89
Item 17. Financial Statements..............................................   89

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

         Rate at
       December 31   Average Rate (1)    High      Low
       -----------   ----------------   ------   ------
2001      1.5925          1.5519        1.5925   1.4995
2002      1.5800          1.5702        1.6049   1.5190
2003      1.2923          1.3916        1.5286   1.2923
2004      1.2034          1.3016        1.3970   1.1775
2005      1.1656(2)       1.2083        1.2703   1.1507

----------
Notes:

(1) The average rate means the average of the exchange rates on the last day of each month during the year.

(2)  Rate at December 30.

     The high and low exchange rates based on the noon buying in the City of New York for each month during the previous six (6) months are as follows:

                         High      Low
                        ------   ------
March (up to 30) 2006   1.1722   1.1320
February 2006           1.1577   1.1379
January 2006            1.1726   1.1436
December 2005           1.1736   1.1507
November 2005           1.1960   1.1656
October 2005            1.1887   1.1657
September 2005          1.1880   1.1607

     On March 30, 2006, the noon buying rate for US$1.00 was Cdn$1.1628.

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

                         RESERVE AND RESOURCE ESTIMATES

     The reserve and resource estimates, set forth in this document, have been prepared in accordance with applicable Canadian requirements. Mineral reserves and resources disclosed in this Report except the updated mineral reserves and resources at the Joe Mann Mine, the Copper Rand Mine and the Corner Bay Project at December 31, 2005 (2005 annual report) were previously disclosed in the Company's Joint Management Information Circular dated May 10, 2001. All mineral reserves and resources were disclosed in the annual report (the "Annual Report") for fiscal year 2005. Such estimates may not qualify as a commercially mineable ore body under standards promulgated by the U.S. Securities and Exchange Commission and will not qualify as mineable reserves unless the economic viability of the project is established and documented in a final feasibility study. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

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

"QUALIFIED PERSON" conforms to the definition under National Instrument 43-101, Standards of Disclosure for Mineral Projects and is an engineer or a geoscientist with at least five years of experience relevant to a particular project. National Instrument 43-101 was developed by the Canadian Securities Administrators, an umbrella group of Canada's provincial and territorial securities regulators.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGERS AND ADVISORS - NOT APPLICABLE

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE - NOT APPLICABLE

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

     The following table sets forth selected consolidated financial information with respect to Campbell Resources Inc. ("Campbell" or the "Company") for the five years ended December 31, 2005 and is extracted in part from the more detailed consolidated financial statements included herein. The selected financial data set forth below is stated in thousands of Canadian dollars (except per share amounts).

     This selected financial data has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differs in many respects from generally accepted accounting principles in the United States ("U.S. GAAP"). A discussion of differences between Canadian GAAP and U.S. GAAP is contained in Note 21 to the audited consolidated financial statements.

     The following table should be read in conjunction with Item 5 - "Operating and Financial Review and Prospects", and the consolidated financial statements included in Item 17.

FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

                      (EXPRESSED IN CANADIAN DOLLARS UNLESS OTHERWISE INDICATED)

                                                2005      2004      2003       2002         2001
YEARS ENDED DECEMBER 31                          $         $         $           $            $
-----------------------                       -------   -------   -------   ----------   ----------
                                                                            (Restated)   (Restated)
OPERATING RESULTS (IN THOUSANDS)
Metal sales                                    19,915    21,833    22,307      14,711           --
Loss from operations                           28,259     9,515     6,368       7,023        5,305
Net loss                                       24,430     8,192     3,940       5,361        4,566
Cash flow provided by (used for) operations      (748)    1,193    (4,380)     (4,994)        (787)
Capital expenditures                           (2,696)  (28,053)   (4,193)      4,256        1,789

FINANCIAL POSITION (IN THOUSANDS)
Cash and short-term deposits                    1,772     1,191     4,752       3,432        2,761
Money market instruments                                     --        --          --           --
Total assets                                  134,643   177,756   159,773     133,866      112,333
Long-term debt                                 49,745    63,808    59,589      56,468       55,974
Capital stock                                  69,958    69,610    55,429      30,013       24,620
Shareholders' equity                           30,503    54,585    45,803      24,284       24,250

PER SHARE DATA
Net loss per share                               0.23      0.08      0.07        0.13         0.19
Book value per share                             0.28      0.51      0.53        0.50         0.68

OPERATIONAL STATISTICS
Gold production - ounces                       29,400    39,200    42,700      32,500           --
Gold revenue per ounce - US dollars               449       408       369         321           --
Cash cost per ounce - US dollars                  426       419       375         361           --

SHARES OUTSTANDING (IN THOUSANDS)
At year end                                   108,213   107,238    86,762      44,478       32,562
Weighted average during year                  107,925    96,482    55,251      40,230       23,720

FOREIGN EXCHANGE RATE - US
DOLLARS:                          2005            2004            2003            2002            2001
--------------------------   -------------   -------------   -------------   -------------   -------------
Year end/average             1.1656/1.2083   1.2034/1.3016   1.2923/1.3916   1.5800/1.5702   1.5925/1.5519
High/low                     1.2703/1.1507   1.3970/1.1775   1.5286/1.2923   1.6049/1.5190   1.5925/1.4995

    MONTH ENDED       HIGH      LOW
    -----------      ------   ------
February 28, 2006    1.1577   1.1379
January 31, 2006     1.1726   1.1436
December 30, 2005    1.1736   1.1507
November 30, 2005    1.1960   1.1656
October 31, 2005     1.1887   1.1657
September 30, 2005   1.1880   1.1607

                         HIGH      LOW
                        ------   ------
March (up to 30) 2006   1.1722   1.1320
February 2006           1.1577   1.1379
January 2006            1.1726   1.1436
December 2005           1.1736   1.1507
November 2005           1.1960   1.1656
October 2005            1.1887   1.1657
September 2005          1.1880   1.1607

On March 30, 2006, the noon buying rate for US$1.00 was Cdn$1.1628.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                 (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                                                 PER SHARE AMOUNTS)
                               -----------------------------------------------------
                               1st Quarter   2nd Quarter   3rd Quarter   4th Quarter
                               -----------   -----------   -----------   -----------
YEAR ENDED DECEMBER 31, 2005    $             $             $              $
Metal sales                       5,512         5,245         4,924          4,234
Loss from operations             (3,052)       (1,362)       (1,007)       (22,838)
Net earning (loss)               (2,677)          166          (645)       (21,874)
Net earning (loss) per share      (0.02)         0.00         (0.01)         (0.20)

YEAR ENDED DECEMBER 31, 2004    $             $             $              $
Metal sales                       4,396         6,466         5,397          5,574
Loss from operations             (2,164)       (2,093)       (1,388)        (3,870)
Net earning (loss)               (1,796)       (2,100)       (1,267)        (3,029)
Net earning (loss) per share      (0.02)        (0.02)        (0.01)         (0.03)

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

     In 2006, the Company will be dependent of two operations, the Joe Mann Mine and the Copper Rand mine (the "Copper Rand Mine"), as the source of its cash flow. The 2006 operating plan is based on a gold price of US$477 per ounce a copper price of US$1.94 per pound and a Canadian/US dollar exchange rate of US$1.00/CDN$1.1550 and anticipates cash production costs (excluding pre-production development, exploration and reclamation costs of US$370 per ounce).

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

     Development is currently underway on the Copper Rand 5000 project (the "Copper Rand Project") which includes the Copper Rand Mine. The Copper Rand Mine is still in pre-production. The first tons of ore were hoisted October 18, 2004 and the first tons of concentrate were shipped to Falconbridge Limited's Horne smelter on November 23, 2004. The pre-production phase will continue until revenues generated are sufficient to meet operating expenses and amortization and depreciation charges.

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

     Campbell filed preliminary rehabilitation and restoration plans on March 9, 1996, and has filed additional information required there under within the extensions granted by Quebec mining authorities. Annual financial guarantees are required to be filed in connection with the rehabilitation and restoration plan within 15 days of approval of the plan. The plan for the Joe Mann Mine site was approved in early 2000 and an amount of $350,000 required was deposited as at December 31, 2005. The plan for the Campbell Mill site is pending approval. The appropriate method of re-mediating acid spots, which have appeared on fifty hectares of previously re-vegetated tailings, is currently being reviewed. Two alternate methods are being considered which involve costs ranging from $10,000 to $30,000 per hectare. Campbell currently estimates that the maximum annual financial guarantees will range from $154,000 in the first year to $1,871,000 in the fourth year for an aggregate of $3,517,500. The asset retirement obligations total $3,607,000 for both sites as at December 31, 2005.

     Campbell benefits from an environmental fund of approximately $4,100,000 ($4,400,000 in 2004) as at December 31, 2005. This amount was set aside for the restoration of the Copper Rand, Portage, Jaculet and Copper Cliff mining sites when the properties were acquired from Westminer Canada Limited (now WMC International Limited) ("Westminer") in 1993. The asset retirement obligations total $3,012,000 as at December 31, 2005. As at December 31, 2005 the trustee of the fund had posted a $1,163,000 financial guarantee with the ministere de l'Environnement (Quebec) ("MENVIQ") in respect of the rehabilitation plan which was approved by the Quebec mining authorities. In the event there is a shortage of funds required to do the rehabilitation and restoration work, the shortfall will be assumed equally between the Company and Societe de developpement de la Baie-James ("SDBJ").

     A $1,027,000 accrual has been recorded as asset retirement obligations at the Eastmain Property ("Eastmain" or the "Property"). No financial guarantee is required because the ore was milled at Copper Rand Mill and there are no tailings on the property.

     In January 2004, the Oujibougoumou Cree initiated legal proceedings against the Company, claiming that the poor condition of lakes in the region of Chibougamau, Quebec was due to mining activities in the area. The Public Health Department, the MENVIQ and the Quebec Fish and Wildlife Association began to study the issue. As a temporary measure, the Company and the plaintiffs jointly agreed in 2004 to request that proceedings be suspended for one year. A new postponement is currently negotiated by the parties. It is not possible to determine either the outcome of the proceedings or the financial consequences for the Company.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

     Campbell was incorporated in June 1950 under the laws of British Columbia. On September 8, 1982, the Company was continued under the Canada Business Corporations Act (the "CBCA") and on June 8, 1983, in connection with an amalgamation of three other companies, the name of the Company was changed from GM Resources Limited to Campbell Resources Inc. The Company's registered office is located at 1155 rue University, Suite 1405, Montreal, Quebec, H3B 3A7. The telephone and fax numbers are (514) 875-9033 and (514) 875-9764 respectively.

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

     During the 2002 fiscal year, the Company also sold the last two tranches of a $32,400,000 royalty financing on future production from the Joe Mann Mine for cash receipts of $1.7 million and notes receivable totalling $26.1 million, as described in Note 5 of the consolidated financial statements. During the first quarter of 2003, with the decision not to bring the Corner Bay Property into production, Campbell re-purchased the royalty units in Corner Bay and sold additional units in the Joe Mann Mine. Following this transaction, 4,740 royalty units in the Joe Mann Mine, the maximum number of units contemplated by the financing, were issued and outstanding.

     The royalty was paid to the unit holders based on the following formula: the fraction of outstanding royalty units over 4,740 units multiplied by $8 per ton of ore for the years 2002 and 2003, $14 for 2004, $35 from January 1, 2005 until the net proceeds of the royalty sale, plus interest of 10% compounded annually, exceed the aggregate of all royalty payments, from the date paid to the date of determination, at 10% compounded annually and $1.50 per ton thereafter. This royalty may be repurchased at any time on or after July 1, 2007 or at any time that the unit holders are in default.

     The unitholders had the right to require the Company to retract the royalty on or at any time after May 1, 2004 at the fair market value of the royalty unit. In 2005, the unitholders exercised their right and the Company repurchased the deferred royalty for a total lump sum of $5,900,000. This deferred royalty amounted to $24,908,000 at the time of the repurchase and the Company therefore recorded a gain of $19,008,000. However, given the uncertainty regarding the collection of the notes receivable from the unitholders, the Company has recorded an allowance for doubtful account equal to the remaining portion of the amount, which stood at $17,437,000 at the repurchase date. The net impact resulting from the repurchase of the deferred royalty aggregates $1,571,000 and is included in other income. The Company intends to take legal action to recover the entire amount.

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

     In early 2002, the Copper Rand Project was modified to eliminate most of the second phase by deepening the shaft by an additional 170 feet, eliminating most of the cost of the second phase. As of December 31, 2002, the deepening of the shaft and development of the 4150 level have been completed. Work on the 3,800-foot decline ramp was completed in March 2004. The ventilation raise is completed, work on installing the conveyor is done and pre-production development is started in October 2004 and will continue until revenues generated are sufficient to meet operating expenses and amortization and depreciation charges. The delay and cost increase are primarily due to the following factors: the additional 170-foot deepening of the main shaft, unplanned underground rehabilitation work, rehabilitation work on the mill required due to the inactivity since the 1997 shutdown, major mechanical repairs to the hoist, additional 2,100 feet of raise for improving ventilation and emergency exit, required training programs, the delays due to a lower than forecast rate of mine development and the impact of fixed costs during the delay in commencement of production.

     In the context of this reorganization, on October 1, 2003, Campbell, through MSV, acquired control of CCR by increasing its interest from 26% to 76% through the issuance of 12,195,120 Campbell common shares. CCR is the owner of the Copper Rand and Cedar Bay mines and the Copper Rand Mill, which has a capacity of 3,000 tons per day, situated in the Chibougamau mining camp of Quebec.

     On November 30, 2004, the Company acquired the remaining 24% of the outstanding shares of CCR, which became a wholly-owned subsidiary. The Company entered into an agreement with the Fund, SGF Mines Inc. ("SGF Mines") and SDBJ by which Campbell, through MSV, acquired each of their respective 8% interests in CCR by issuing, to each of the Partners, a total of 1,951,220 Campbell common shares, for a total of 5,853,660 shares. The Partners have participated in the development of the Copper Rand Project since 2001. In June 2003, the Partners agreed to convert part of their interest in CCR into shares of Campbell thus increasing Campbell's participation to 76%. This new agreement allows Campbell to acquire all minority interests, which had a book value of $5,721,000 as of November 30, 2004.

     On December 31, 2004, MSV and CCR merged. The Copper Rand Mine is now held 100% by the Company through its wholly-owned subsidiary MSV.

     The collective agreement covering the production and maintenance employees of Copper Rand was renewed on October 19, 2004 and will terminate on April 30, 2009. The collective agreement at the Joe Mann Mine was renewed on June 1, 2005 and will terminate on December 31, 2010.

     On October 8, 2002, Strateco Resources Inc. ("Strateco") signed a final agreement with GeoNova, under which Strateco has the option to acquire a 50% interest in the Discovery gold project by funding $4,500,000 in exploration over four years, including $750,000 the first year, and by issuing 600,000 common shares of Strateco, with 300,000 issued upon signature. Each share will be accompanied by a half warrant valid for a period of 24 months. One whole warrant enables its holder to acquire one share of Strateco at a 20% premium over the average weighted price on the Toronto Stock Exchange (the "TSX") over the ten days preceding the date of issuance. In September 2003, the agreement was amended to include the Cameron Property, which is contiguous to the Discovery Gold Project. All of the other provisions of the agreement remain unchanged. Strateco had completed 2,000 metres of drilling in late 2002, which was followed by a program of about 10,000 metres of drilling in 2003 and an additional 7,000 meters in 2004. During 2005 Strateco had spent $384,600 in exploration expenses. In February 2006, GeoNova have signed a letter of intent with Strateco where GeoNova agreed to sell the Discovery Property to Strateco for a global value of $1.5 million (cash & shares). This transaction is subject to the approval by Strateco's Board of Directors and then must receive regulatory approval.

     During the 2001 fiscal year, the Company entered into an option agreement to sell its Mexican subsidiary, Oro de Sotula, S.A. de C.V. ("Sotula"), which held the Santa Gertrudis property, to Queenstake Resources Ltd. ("Queenstake"). This option was exercised effective January 31, 2002. Queenstake assumed full liability for proper abandonment and reclamation of the Santa Gertrudis property and has agreed to indemnify that company with respect to all environmental obligations. The transaction provided that the Company could receive up to US$2 million depending on future events as outlined in Note 15 of the consolidated financial statements, plus a 1% net smelter returns royalty on any future production from the property and a one-third share of any proceeds from a further sale of the Santa Gertrudis property by Queenstake. In September 2002, the Company received US$150,000 through the issuance of 978,500 shares of Queenstake, pursuant to a provision note triggered at a gold price of US$330. These shares were sold for net proceeds of $430,000, during the first quarter of 2003. In 2003, payment of the remaining notes totalling US$1,850,000 was triggered and the Company received a final amount of US$1,650,000 of which CAN$1,492,000 was paid in cash and the balance by the issuance of common shares by Queenstake.

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

     In 2004, the Company, through its wholly-owned subsidiary GeoNova, concluded an agreement with Metanor Resources Inc. ("Metanor") to sell all of its interest in the Bachelor Lake Property. Metanor acquired 100% of the rights, titles, interest and the Wolfden option. The purchase price represented $2,300,000, of which $100,000 was paid on the offer acceptation date, $200,000 on the conclusion date and the balance is scheduled to be paid on June 30, 2005 at the latest. The outstanding balance of the purchase price is unsecured and bears interest at 10% from December 1, 2004, repayable with each capital payment. In the event that the purchase price balance remained unpaid on July 1, 2005, the Company was allowed to cancel the transaction without any reimbursement of capital and interest payments made by Metanor. The balance of the purchase price was paid by Metanor on June 21, 2005. The Sale and Purchase Agreement provides for Metanor to assume the obligations of GeoNova under the Wolfden option and Joint Venture Letter of Agreement dated June 18, 2003 and to assume together with Wolfden the royalty payments to be paid once the Bachelor Lake Property is put into production.

     Delays in development have resulted in substantial additional costs and delayed ore production has impacted income from metal sales bringing about a rapid deterioration the Company's financial situation. In the first semester of 2005, with the Company being unsuccessful in finalizing various private placements as well as collecting reimbursable mining credit rights, the financial situation deteriorated. The Copper Rand Mine required additional funding in order to reach production profitability. On June 30, 2005, the Company was granted an initial order under the Companies' Creditors Arrangement Act (the "CCAA") suspending all proceedings against the Company by its creditors and requiring it to present a plan of arrangement. The order has been extended to May 31, 2006.

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

     In 2004, the Company concluded an amendment to the convertible debentures to postpone all payments by one year. A new postponement is currently negotiated by the parties. These debentures are convertible at any time, at the option of the holders into common shares of MSV and will bear interest at a base rate of 8% annually plus added interest based on metals prices and CCR's production volume. Additional approval by regulatory authorities will be required should the additional interest be converted into shares. The conversion price is $1.025 per share. Conversion of all the outstanding debentures would require the issuance of 634,146 common shares of Campbell. The debentures are refundable as to 20% of capital on July 1, 2005, as to 40% on July 1, 2006 and as to 40% on July 1, 2007.

     Beginning on the first anniversary, the debentures are convertible at the MSV's option at a conversion price equal to the average closing price of Campbell's common shares over the 20 trading days prior to conversion, on condition that the average closing price of Campbell common shares over the 20 trading days prior to the date of conversion is at least equal to or greater than twice the adjusted conversion price under the terms of the debentures. Pursuant to the exercise of its conversion rights, MSV can only convert debentures up to a maximum of the lesser of 25% of the number of Campbell common shares that are issued and outstanding on such date and 40% of the trading volume of the Campbell common shares on the TSX over the six-month period prior to conversion. The terms of the debentures also provide for a 6 month waiting period between the conversion of any debenture by MSV and provide for an escalation in the conversion price of $1.025 for each US $10 increase in the price of gold above US $350 up to a maximum escalation of $1.64.

     During the month of October 2004, the Company obtained a line of credit of up to US$8 million with Auramet Trading, LLC (the "Lender") in order to finance 90% of the payable copper and silver content and 100% of the payable gold content included in the concentrate shipped to Falconbridge Limited's smelting facilities from the Copper Rand and Joe Mann mines. This line of credit allows the Company to receive the value of the payable content on the second working day following receipt of the concentrate by Falconbridge Limited instead of the fourth month following the month of shipment. These advances bear interest at the

London Interbank Offer Rate ("LIBOR"), plus 2.5%. To secure this financing, the Company has assigned the settlement receivables to the Lender. The Company paid a fee of US$100,000 and issued 200,000 share purchase warrants, giving the Lender, for a three-year period, the right to subscribe to 200,000 common shares at a price of $0.65 per share. This line of credit terminated on December 31, 2005.

     In January 2006, this line of credit was extended to December 31, 2006 with an increase in the interest rate to LIBOR + 4% and the issuance of 200,000 additional share purchase warrants for a two-year period at a price of $0.20 per share. Additional fees with respect to said extension are US$25,000 paid from the first payment under the facility and US$25,000 from the first payment made in June 2006. Monthly administrative fees of US$2,500, to be deducted from the first payment in each month of the facility; said administrative fee to cease for each month following the month that the obligors emerge from the protection of the CCAA.

     In 2004, MSV, a subsidiary of the Company entered in an exchangeable capital units ("ECU") financing of $4,000,000 with RMB Resources Ltd. ("RMB"), guaranteed by a first-ranking hypothec on the Corner Bay, Eastmain and Joe Mann properties, and a floating charge on all other Company assets. The net proceeds were used to complete the development at the Copper Rand Mine and to increase working capital. The amounts borrowed can be redeemed by tranches of $500,000 on or before May 2, 2005, at the Company's option. On that date, RMB had the possibility to convert a maximum of $1,000,000 into common shares of the Company. After May 2, 2005, and before November 2, 2006, the maturity date, RMB may elect to convert part or the balance owing under this facility into common shares of the Company. In both instances, the rate of conversion will be $0.574 per share if the average price of the share is less than $1.70 per share for a period of 20 days prior to conversion. If the average price of the share for the same 20-day period is equal to or higher than $1.70 per share, the rate of conversion will be the multiple of the average multiplied by the rate of conversion of $0.574 per share and divided by $1.70. The outstanding balance is to be reimbursed by the Company on November 2, 2006. The ECU financing bears interest at LIBOR plus 3.5% and is payable quarterly. If the Company decides not to pay the interest, RMB may elect to add the interest payable to the balance of the loan or to convert it in common shares based on the current market price.

     The Company completed a $1,800,000 non-brokered private placement in December 2004 through the issuance of 2,690,367 flow-through shares to private investors. The amount raised under this private placement will allow Campbell to pursue its exploration programs on the Meston (adjacent to the Joe Mann Mine), Corner Bay, Jaculet and Eastmain properties into 2005.

     As of March 30, 2006, 108,220,881 common shares of the Company were issued and outstanding.

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

     The breakdown of total metal sales for the last three financial years are as follows:

                                          2005                  2004                  2003
                                  -------------------   -------------------   -------------------
Sales                             Quantities    $'000   Quantities    $'000   Quantities    $'000
-----                             ----------   ------   ----------   ------   ----------   ------
Gold (ounces)                       30,460     17,818     38,447     20,287      42,526    21,637
Copper (lbs)                       903,000      2,039    795,000      1,422     813,000       931
Silver (ounces)                     22,286        194     22,456        199      18,927       130
Gain (loss) on foreign exchange                  (136)                  (75)                 (392)
                                               ------                ------                ------
Total                                          19,915                21,833                22,307
                                               ======                ======                ======

     The gold extracted is recovered in the form of gold bars which are sold on the gold market or included in the copper concentrate purchased byFalconbridge Limited. as per the Copper Concentrate Agreement signed in 2002 for a three-year period. Under this agreement, the price of gold is the average of the London second fix price of the third month following the shipment.

     The Copper Rand Mine, an underground gold and copper mine owned by MSV, a wholly-owned subsidiary of the Company, is also located near the town of Chibougamau. The Copper Rand Mine was first brought into production in 1959 by a previous owner.

     The breakdown of metal sales of the Copper Rand Mine for the last financial year are as follows:

                                          2005
                                  -------------------
Sales                             Quantities    $'000
-----                             ----------   ------
Gold (ounces)                         7,098     4,036
Copper (lbs)                      6,777,000    15,489
Silver (ounces)                      21,820       183
Gain (loss) on foreign exchange                  (144)
                                               ------
Total                                          19,564
                                               ======

     The Copper Rand Mine is still in pre-production and those revenues are capitalized in reduction of the Copper Rand property asset.

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

CAMPBELL PROPERTIES

                                      (MAP)

1 Pitt Gold
2 Berthiaume Syndicate
3 Discovery (sold in 2006)
4 Bachelor Lake (sold in 2004)
5 Chevrier
6 Gwillim
7 Joe Mann Mine
8 Cedar Bay
9 Copper Rand Mine
10 Corner Bay
11 Eastmain
12 Lac Harbour

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

                                  (FLOW CHART)

----------
Note:

(1) See discussion of agreement with Strateco discussed under "Information on the Company-History and Development of the Company".

     EMPLOYEES

     Campbell and its wholly-owned subsidiaries employed approximately 258 persons as at December 31, 2005, of whom 161 were covered by collective bargaining agreements. The relationship of Campbell and its subsidiaries with their employees and contractors is considered by Campbell to be satisfactory. During the last three financial years, there were no material strikes or walkouts.

     The collective agreement for the Copper Rand Mine was renewed in 2005 and will terminate on April 30, 2009, and the collective agreement for the Campbell Mill was renewable in 2005. The collective agreement at the Joe Mann Mine was renewed in 2005 and will terminate on December 31, 2010. The collective bargaining unit at the Joe Mann Mine is represented by Le Syndicat des Travailleurs-euses de la Mine Meston ("CSN"). Collective agreements with the United Steelworkers of America cover the Campbell Mill, the Copper Rand Mill and the Copper Rand Mine. The collective agreement for the Campbell Mill will not be renewed at this time due to the temporally shutdown since January 2005.

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

     The following table summarizes mineral reserves and resources estimated by management and calculated at December 31, 2005 on the basis of a gold price of US$450 and a US/Canadian dollar exchange rate of 1.20 and at December 31, 2004 on the basis of a gold price of US$425 and at December 31, 2003 on the basis of a gold price of US$350 per ounce. The mineral reserves and resources at December 31, 2003 were audited by Systemes Geostat International inc, independent geological and mining consultants, in a report to Campbell dated February 23, 2004.

                                Mineral Reserves

            December 31, 2005     December 31, 2004     December 31, 2003
           -------------------   -------------------   -------------------
                       Grade                 Grade                 Grade
             Tons    (oz./ton)     Tons    (oz./ton)     Tons    (oz./ton)
           -------   ---------   -------   ---------   -------   ---------
Proven      45,300     0.236     107,000     0.306     186,360     0.268
Probable    64,000     0.245     105,000     0.305     357,840     0.294
           -------     -----     -------     -----     -------     -----
Total      109,300     0.241     212,000     0.306     544,200     0.285
                                                       =======     ======

                     Mineral Resources (excluding reserves)

                                 December 31, 2004     December 31, 2003
                                -------------------   -------------------
                                            Grade                 Grade
            December 31, 2005     Tons    (oz./ton)     Tons    (oz./ton)
            -----------------   -------   ---------   -------   ---------
Measured    162,000    0.229    214,000     0.246     106,100     0.229
Indicated   264,000    0.288    257,000     0.289     752,970     0.264
Inferred    180,000    0.191    180,000     0.191

----------
Notes:

(1) These estimates were verified internally by Jean Tanguay (2003-2004-2005) a Qualified Person who has been employed as a geologist in the Chibougamau area since 1996.

(2) Details and parameters of mineral resource calculations at December 31, 2003, 2004 and 2005.

CALCULATION METHOD                          Data bloc modelling
Cut off grade 2005 (2003) (2004)            0.225 oz Au/T (0.2000) (0.250)
High-grade cut Au                           2.0 oz
Dilution 2005 (2003-2004)                   6 ft. (6 ft) min. horz. Width
Mill recovery (Au) 2005 (2003) (2004)       83% (93%) (85%)
Price assumption (Au) 2005, (2003) (2004)   US$450/oz (US$400/oz) (US $425/oz)
Exchange rate Can$/US$ 2005 (2003) (2004)   0.833, (0.769) (0.80)

     The total estimated proven and probable mineral reserves at the Joe Mann Mine decreased by 100,400 tons from 212,000 tons at December 31, 2004 to 111,600 tons at December 31, 2005. After taking into account production during 2005 of 139,100 tons grading 0.254 ounces of gold per ton, and the decrease of the cut off grade from 0.250 opt Au to 0.225 opt Au.

     Exploration activity at the Joe Mann Mine was gradually scaled down in 2004. The depth extension of the West Zone below the 2900 level was deceiving and others targets tested which could have been accessible within the mine infrastructure did not return significant results considering that a cut off grade of 0.30 opt Au over 6 feet was required to be mined profitably. Therefore, at December 31, 2005 reserves and resources at the Joe Mann Mine were as follows:

                  TONS (SHORT)   AU (OPT)
                  ------------   --------
RESERVES
   Proven             45,300       .236
   Probable           64,000       .245
                     -------       ----
TOTAL RESERVES       109,300       .241
                     =======       ====
RESOURCES
   Measured          162,000       .229
   Indicated         264,000       .288
                     -------       ----
TOTAL RESOURCES      426,000       .266
                     =======       ====
   Inferred          180,000       .191

Notes:

     Information on calculations of mineral reserves and resources at Joe Mann:

     - All data verified by J. Tanguay, Chief Geologist at the Joe Mann Mine and by A. Blais Vice President Development and Geology for Campbell;

     -    Economic parameters: Au = US$450/oz, Cu = US$1.25/lb US$/Can$ = 1.20;

     -    All high gold grades brought back to 2.0 opt Au;

     - Method used, polygon on orthogonal projection. Cut off = 0.225 opt Au (reserves); 0.20 opt Au (resources); Recovery = Au : 83%

     Cut off grade for December 31, 2005 reserves was established at 0.225 opt Au considering the actual gold price. There was no underground exploration program during 2005 at the Joe Mann Mine. In 2006, considering the actual gold price, underground exploration and definition drilling should resume at the Joe Mann Mine in order to increase the actual reserves. During 2005, surface exploration diamond drilling was carried on to identify potential target in vicinity of the mine infrastructure. The program was totalled $247,500.

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

     In 2003 and 2004 mining at Joe Mann was essentially carried out using the long hole mining method.

     The following table sets out production from the Joe Mann Mine for the past three years:

JOE MANN MINE PRODUCTION SUMMARY
YEAR ENDED DECEMBER 31                            2005      2004       2003
--------------------------------                -------   --------   --------
Tons Milled                                     139,064    185,490    182,768
Gold Grade (oz./ton)                              0.254      0.230      0.252
Copper Grade (%)                                   0.34       0.23       0.23
Gold Produced (ounces)                           29,434     39,175     42,749
Copper Produced (000's lbs.)                        897        801        806
Cash Operating Costs(1) (US$ per oz. of gold)             $    411   $    375

----------
Note:

(1) Operating costs include all on-site mining, processing and administrative costs, net of copper and silver by-product credits.

     MILLING

     Ore from the Joe Mann Mine was transported approximately 40 miles by truck to Campbell's Copper Rand mill for processing. The Copper Rand mill was commissioned in 1959 and is regularly maintained and is in good working order. During 2005, the gold recovery rate at the Copper Rand mill, which processed ore from the Joe Mann Mine and the Copper Rand Mine, was 84.3% compared to 91.7% in 2004 and the copper recovery rate 94.6% compared to 95.3% in 2004. The mill process includes two separate circuits; a gravity circuit and a flotation circuit. Original design capacity at the Copper Rand mill was 3,000 tons per day as a flotation mill. Gold recovered from the gravity circuits is formed into dore bars on site and is shipped to the Royal Canadian Mint for refining. The flotation circuit uses standard technology to produce a copper-gold concentrate. The copper-gold concentrate is shipped by rail and/or by truck to Noranda Inc.'s Horne Smelter in Rouyn/Noranda, Quebec for smelting and refining. Before January 2005, the ore from the Joe Mann Mine was transported and processed to the Campbell Merrill mill. This change was done in order to optimize physical and human resources. Since the Copper Rand mill does not have a cyanide circuit, the gold recovery was lower. However, this lost was positively compensated by the reduction of milling cost by processing at the Copper Rand mill.

     EMPLOYEES

     At the Joe Mann Mine (including the mill & administration), 114 persons were employed as of December 31, 2005, compared to 165 persons as of December 31, 2004. Of the 114 employees, 105 mine workers were covered by a collective bargaining agreement with CSN and one nurse was covered by a collective bargaining agreement with La Federation des Infirmiers et Infirmieres du Quebec
(FIIQ). During the last three financial years, there were no material strikes or walkouts at the Joe Mann Mine.

     The collective agreement at the Joe Mann Mine was renewed in 2005 and will terminate on December 31, 2010.

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

     The unitholders had the right to require the Company to retract the royalty on or at any time after May 1, 2004 at the fair market value of the royalty unit. In 2005, the unitholders exercised their right and the Company repurchased the deferred royalty for a total lump sum of $5,900,000. This deferred royalty amounted to $24,908,000 at the time of the repurchase and the Company therefore recorded a gain of $19,008,000. However, given the uncertainty regarding the collection of the notes receivable from the unitholders, the Company has recorded an allowance for doubtful account equal to the remaining portion of the amount, which stood at $17,437,000 at the repurchase date. The net impact resulting from the repurchase of the deferred royalty aggregates $1,571,000 and is included in other income. The Company intends to take legal action to recover the entire amount.

     ENVIRONMENTAL MATTERS

     Campbell filed preliminary rehabilitation and restoration plans on March 9, 1996, and has filed additional information required thereunder within the extensions granted by Quebec mining authorities. Annual financial guarantees are required to be filed in connection with the rehabilitation and restoration plan within 15 days of approval of the plan. The plan for the Joe Mann Mine site was approved in early 2000 and an amount of $829,000 was posted as at December 31, 2005. The plan for the Campbell Mill site is awaiting approval. The appropriate method of re-mediating acid spots, which have appeared on 50 hectares of previously re-vegetated tailings is currently being reviewed. Two alternate methods are being considered which involve costs ranging from $10,000 to $30,000 per hectare. Campbell currently estimates that the maximum annual financial guarantees will range from $154,000 in the first year to $1,871,000 in the fourth year for an aggregate of $3,517,500. An amount of $3,607,000 is currently accrued as asset retirement obligations under the rehabilitation plans for both the Joe Mann Mine site and the Campbell Mill site. A significant portion of this work is to be completed over the life of the mine and as a consequence is not anticipated to have a material effect on Campbell's financial condition. On an ongoing basis, environmental compliance costs are not material at the Joe Mann Mine.

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

     In 2005, $257,500 was spent by Meston (65%) in diamond drilling on the Meston property. SOQUEM (35%) has not participated in the exploration program in 2005. SOQUEM's interest will be reduced accordingly.

BUSINESS OF MSV

     The Company's wholly-owned subsidiary MSV is principally involved in the production and development of gold and copper deposits in the Chibougamau region and along the Eastmain River in north western Quebec. MSV's assets are comprised of the Copper Rand Mine, the Cedar Bay Property (the "Cedar Bay Property") which is located 1 km of the Copper Rand facilities and the Copper Rand Mill of a capacity of 3,000 ton-per-day concentrator. MSV also owns the Eastmain mine which has been placed on care and maintenance along with numerous exploration properties hosting mineral resources, including the Corner Bay Property, located south of Chibougamau.

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

     Investissement Quebec has provided to CCR a loan and credit facility to fund the Copper Rand Project up to a maximum of $22 million, of which $5,5 million had been drawn at December 31, 2005. The loan provides that interest payment commences in June 2005 and repayment commences in June 2005 (in 16 quarterly payments). Under the loan and credit facility agreement, CCR has granted to Investissement Quebec a five-year option to acquire up to 25,000 CCR shares at a price of $100 per share for an aggregate amount of $2,500,000. The shares issued to Investissement Quebec upon exercise of the option are to be immediately converted into MSV common shares at a conversion price of $0.25 per MSV share resulting in the issuance of 10,000,000 additional MSV shares and thereby increasing MSV's interest in CCR proportionally to the number of shares so converted. The facility is secured by a charge on the assets of CCR excluding inventory and receivables. As promoter and manager of the Copper Rand Project, MSV has guaranteed the Investissement Quebec loan.

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

     The bringing on stream of production of the Copper Rand Mine, expected in the first half of 2004, has been delayed due to the suspension of the project in June 2003 while awaiting the financial reorganization of CCR.

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

     Since March 2001, the development at the Copper Rand Mine has been focused on accessing the gold and copper resources between levels 4030 and 5000. Commercial production started in the first half of 2005 with annual production projected to be in excess of 29,000 ounces of gold and 15,000,000 pounds of copper. During the 2005 fiscal year, capital expenditures and exploration costs totalled $2,620,000, ($26,482,000 in 2004 and $10,422,000 in 2003). The estimate of capital expenditures and exploration costs for 2006 are expected to be $4,000,000. Campbell plans to complete this work using cash generated by mine production and future private placements.

     In 2005, in light of the situation at the Copper Rand Mine, the Company revalued the property. Higher costs and accumulated delays in development led to a $16,702,000 property write-down.

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

     MINERAL RESOURCES

As of December 31, 2005, the mineral reserves and resources at the Copper Rand Mine were as follows:

                 TONS (SHORT)   CU (%)   AU (OPT)
                 ------------   ------   --------
RESERVES
   Proven            442,600     2.31
   Probable         1,016,00     1.49
                   ---------
TOTAL RESERVES     1,459,400
                   =========

RESOURCES
   Measured           60,300     1.78      .077
                     -------     ----      ----
   Indicated         551,200     1.69      .093
                     -------     ----      ----
TOTAL RESERVES       611,500     1.70      .091
                     =======     ====      ====
   Inferred                      2.26      .085

Notes:

     Information on calculations of mineral reserves and resources at Copper
     Rand:

     - All data verified by J. Tanguay, Chief Geologist at the Copper Rand Mine and by Alain Blais, Vice President Geology and Development for Campbell;

     Economic parameters: Au = US$450/oz, Cu = US$1.25/lb US$/Can$=1.20;

     All high gold grades brought back to 0.40 opt Au; All high copper grades brought back to 6.0%;

     Method used, polygon on orthogonal projection. Cut off = $40 NSR;

     Mill recovery = Au: 83 % Cu = 98 %.

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

     ENVIRONMENTAL FUND

     An environmental fund of $4.1 million to provide for the ultimate restoration and rehabilitation of the mining sites is in place. MSV Restoration Inc. is a single purpose wholly-owned subsidiary set up to carry out the site rehabilitation and restoration work of the properties acquired from Westminer by MSV. At December 31, 2005 the trustee of the fund had posted a $1,163,000 financial guarantee with the ministere des Ressources naturelles, de la Faune et des Parcs in respect of the rehabilitation plan which was approved by Quebec mining authorities.

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

     EMPLOYEES

     As at December 31, 2005, MSV had approximately 72 full time employees at the Copper Rand Mine compared to 135 at December 31, 2004 and 332 at the end of 1996 prior to the suspension of operations, as previously described. At the Copper Rand Mine, 102 employees were covered by a collective bargaining agreement with the United Steelworkers of America. The collective agreement, renewed for a period of five years, will end on April 30, 2009.

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

     MSV had planned to begin developing the Corner Bay Property in the second half of 1996 by driving a ramp from surface to a final depth of 340 metres. Because of a drop in copper prices at the end of the first half of 1996, management postponed this development. For 2006, considering the raise of copper price, the feasibility of developing the Corner Bay Property is now in process of being reconsidered.

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

     MINERAL RESOURCES

     As at December 31, 2005, the Corner Bay Property had the following mineral resources following a 2 years diamond drilling program of 98 holes totalling 84,550 feet of diamond drilling (2004-05):

                      Grade
              Tons    (Cu%)
            -------   -----
Measured    740,000    5.13
Indicated   325,600    5.53
Inferred    874,000    6.60

----------
Notes:

(1) These estimates were verified internally by Jean Girard, a Qualified Person who has been employed as an exploration geologist in the Abitibi and Northern Quebec since 1975.

(2)  Details and Parameters of resource calculations are as follows:

     CALCULATION METHOD        Polygon
     Cut off grade             3.00 % Cu
     High-grade cut (Cu)       12.00 % Cu.
     Dilution                  Long hole: 15% Shrinkage: 20%
     Mill recovery(Cu)         95%
     Price assumption (Cu)     1.25US$/pound
     Exchange rate Can $/US$   0.833
     Year of calculation       December 2005

     ROYALTIES

     MSV will pay a 2% net smelter royalty (70% to Corner Bay now Pan American Silver Corp. and 30% to SOQUEM) for any minerals mined from the property after production of 826,725 tons (750,000 tonnes).

THE EASTMAIN MINE

     LOCATION AND TITLE

     The Property was consisting of a block of 302 contiguous mining claims and one mining lease covering the mine was totalling 4,976 hectares. In the fall of 2005, claims were converted into cells (CDC) according to new provisions under the Quebec Mining Law. This conversion resulted in a block of 151 contiguous cells and one mining lease covering the mine for a total of 8,014 hectares. The Property is situated in the Mistassini Territory, District of Abitibi, Quebec. It is located at a distance of 310-km Northeast of Chibougamau. MSV is the sole owner of the Property. A first interest of 49% was acquired in April 1988 after spending $9 million on exploration work on the Property through a joint venture with Placer Dome Inc. in 1987-1988. The remaining 51% was acquired from Placer Dome Inc. in September 1988.

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

     MINERAL RESOURCES

     As at December 31, 1995, the Eastmain mine had the following historical(2) mineral resources.

                         Grade
              Tons    (Au oz/ton)
            -------   -----------
Measured     91,500      0.268
Indicated   786,600      0.294

----------
Notes:

(1) These estimates were verified internally by Alain Blais, a Qualified Person who has been employed as a geologist in the Chibougamau area since 1979.

(2)  Historical mineral resources are not in compliances with the NI 43-101.

(3)  Details and parameters of mineral resource calculations are as follows:

     CALCULATION METHOD         Bloc / horizontal. Long sect.
     Cut off grade                      0.126 oz Au/T
     High-grade cut (Cu)/(Au)           None / 2.0 oz
     Dilution                                28 %
     Mill recovery(Cu)/(Au)                95 / 90%
     Price assumption (Au Cu)             US$375/ oz
     Exchange rate Can $/US$                 0.70

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

     EXPLORATION ACTIVITY

     During 2005, a total of $185,000 was spent on the Property for an airborne survey (VTEM) totalling 1,153 km. This data will be used to orientate future exploration activities on the Property.

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

     On October 8, 2002, Strateco signed a final agreement with GeoNova, under which Strateco has the option to acquire a 50% interest in the Discovery gold project. The agreement provides for Strateco to acquire its 50% interest in the Discovery Project by funding $4,500,000 in exploration over four years, including $750,000 the first year, and by issuing 600,000 common shares of Strateco with 300,000 issued upon signature. Each share will be accompanied by half a warrant valid for a period of 24 months from the date of issuance. One warrant entitles its holder to purchase one common share additional common share of Strateco at a 20% premium over the average weighted price on the TSX over the ten days preceding the date of issuance. Strateco has completed 2,000 metres of drilling in late 2002, which was followed by a program of about 10,000 metres of drilling commenced in 2003, aimed at testing the known gold-bearing zones at depth and laterally in order to increase the resource. By December 31, 2005 Strateco had incurred $2.5 million in exploration expenses since the beginning of their option. ($1.5 million in 2003). During 2005 Strateco has spent $384,600 in exploration expenses. In February 2006, GeoNova has signed a letter of intent with Strateco whereby GeoNova agreed to sell the Discovery Project to Strateco for a global value of $1,5 million (cash & shares). This transaction is subject to the approval by Strateco's Board of Directors and then must receive regulatory approval.

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

     HISTORICAL MINERAL RESOURCES(1)

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

     The latest historical mineral inventory estimate was performed internally in December 1997 by the GeoNova's staff using the polygon method on longitudinal sections. No dilution or mining factors were taken into account. Using a cut-off grade of 2.0 g/t Au the indicated and inferred historical mineral resources are respectively 775,400 tons at 0.147 opt Au with an average thickness of 6.08 metres and 1,562,100 tons at 0.150 opt Au with an average of 7.23 metres. Using a cut off grade of 3.0 g/t Au, the same categories show respectively 558,200 tons at 0.178 opt Au with an average thickness of 3.08 metres and 1,068,600 tons at 0.188 opt Au with an average thickness of 3.19 metres. Using a cut off grade of 4.0 g/t Au for ore blocks and a cut off grade of 3.0 g/t Au for samples, the same categories show respectively 471,400 tons at 0.178 opt Au with an average thickness of 3.32 metres and 907,200 tons at 0.188 opt Au with an average thickness of 3.46 metres. This last scenario is the one retained by GeoNova for historical resources publication. Also, in this last scenario, the historical indicated resources are divided into two sub categories: 82,800 tons at 0.178 opt Au has historical indicated resources of category (I) and 388,600 tons at
0.171 opt Au has historical indicated resources of category (II)). The category
(I) represents mineralization within a radius of 10 metres of the drill intersection where as the category (II) represents mineralization within a radius of 10-25 metres of the drill intersection.

Note:

(1) Historical resources are not in compliance with the National Instrument 43-101 Standards of Disclosure for Mineral Projects.

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

     HISTORICAL MINERAL RESOURCES(1)

     The historical mineral resource is distributed over 14 lenses in the Chevrier zone. Inferred mineral resources at December 31, 2000 are estimated at
3.8 million tons grading 0.149 oz/t Au. Historical mineral resources were calculated by the GeoNova's staff in August 1998, using the polygon method on longitudinal sections with a cut-off grade of 3.0 g/tonne Au, an average thickness of 3.48 metres for the mineralized zones. No dilution or mining factor was taken into account. This calculation was again verified internally in January 2000 by Jean Girard, a Qualified Person, employed by GeoNova as a geologist since 1994.

Note:

(1) Historical resources are not in compliance with the National Instrument 43-101 Standards of Disclosure for Mineral Projects.

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

     As at December 31, 2005, Normabec has spent $1,0 million and has drilled 9,300 metres. In March 2006, a new drilling program totalling 3,000 meters was undertaken.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

     This report, dated as of March 30, 2006, provides management's point of view on the past performance and future outlook of Campbell and offers supplementary information to the consolidated financial statements through an analysis of historical performance, the current situation and future prospects.

     The information below presents the items management considers important in ensuring a better understanding of the financial situation and operating results of the last three years ended December 31, 2005, as well as future results. These are as follows:

- Summary: A summarized presentation of initiatives, consolidated results and the financial situation as well as the main factors impacting those results and the outlook for 2006.

- Changes to accounting principles: A presentation of the most recent changes to accounting principles and practices impacting current results.

- Critical accounting principles: An analysis of the various accounting principles that significantly impact the value of net assets, liabilities, income and/or expenses in the Company's consolidated financial statements, and how their application requires management to present estimates and significant assumptions.

- Consolidated financial results: A discussion of the results of the last three years.

- Summary of quarterly results: A review of the factors that have led to variations during the quarters and that are required in order to understand the evolution of overall trends in operations.

- Liquidity and capital resources: A discussion of the liquidity and capital resources, including contractual obligations.

-    Risk factors.

-    Outlook.

-    Capital stock.

-    Access to information.

-    Disclosure controls and procedures.

SUMMARY

     Campbell is a junior mining company that operates underground gold and copper mines and whose properties are located in the greater Chibougamau area. The area's population base provides the manpower and services required by the Company for its operations.

     The two main operations are the Joe Mann and Copper Rand mines. For the past three years, revenues have been generated by the mining activities at the Joe Mann Mine, which has produced between 139,000 and 186,000 tons of ore grading between 0.230 and 0.254 oz/t on an annual basis.

     During the same period, production at the Copper Rand Mine (26% interest as at January 1, 2003) was suspended in order to proceed with development activities required to reach resources found at depth.

     On October 1, 2003 the Company acquired (through the issuance of 12,195,120 common shares) an additional 50% stake in the Copper Rand property, giving it control over the development and future production of the mine. Also, the Company reimbursed Investissement Quebec $10.0 million of the $22 million credit facility plus interest by issuing 10,458,591 common shares.

     Also in 2003, the Company entered into an agreement whereby Wolfden could acquire 50% of the Bachelor Lake property in the LeSueur township of Quebec by incurring $3,000,000 in exploration costs over a three-year period and paying $100,000 annually in cash in the first two years.

     In the fourth quarter of 2004, the Company accepted an offer to purchase from Metanor for the Bachelor Lake property, including the Wolfden option, for a total consideration of $2,300,000, including a $300,000 cash payment. The balance of sale, carrying interest at a rate of 10% per annum, starting December 1, 2004, was paid in the second quarter of 2005.

     Finally, on November 30, 2004, with the issuance of 5,853,660 common shares, Campbell acquired the outstanding interests of minority shareholders, giving it 100% of the property rights of the Copper Rand Mine and mill.

     Development of the Copper Rand Mine requires major funding. In the past three years, the Company has spent the entire credit facility from Investissement Quebec and has concluded private placements of common shares for over $13.1 million.

     Delays in development have resulted in substantial additional costs and delayed ore production has impacted income from metal sales bringing about a rapid deterioration to the Company's financial situation. In the first half of 2005, with the Company unsuccessful in finalizing various private placements as well as delays in collecting reimbursable mining tax credits, the Company's financial situation was deteriorating and the Copper Rand Mine required additional funding in order to reach production profitability. On June 30, 2005, the Company was granted an initial order under the CCAA suspending all proceedings against the Company by its creditors and requiring it to present a plan of arrangement. The order has been extended to May 31, 2006.

     In 2005, in light of the situation at the Copper Rand Mine, the Company revalued the property. Higher costs and accumulated delays in development led to a $16.7 million property write-down.

     In the fourth quarter of 2005, the Company wrote down the book value of the Discovery Property by $1.8 million following the acceptance of the offer made by Strateco. In February 2006, GeoNova has signed a letter of intent with Strateco where GeoNova agreed to sell the Discovery property to Strateco for a global value of $1.5 million (cash and/or shares). This transaction is subject to the approval by Strateco's Board of Directors and then must receive Regulatory approval.

     During the past three years, in order to finance exploration activities, Campbell has issued $3.0 million in flow-through shares.

     Exploration results have been particularly interesting on the Corner Bay property.

     The Company also holds other potentially interesting projects such as the Eastmain Mine located north of Chibougamau.

     SUMMARY OF FINANCIAL RESULTS

                                          2005       2004       2003
                                        --------   --------   --------
Years ended December 31

Net loss (in thousands of $)            $ 24,430   $  8,192   $  3,940
Net loss per share                      $   0.23   $   0.08   $   0.07
Gross metal sales (in thousands of $)   $ 19,915   $ 21,833   $ 22,307
Mining expenses (in thousands of $)     $ 16,346   $ 20,853   $ 21,516

Total Assets                            $134,643   $177,756   $159,773
Long term financial liabilities         $ 67,782   $ 66,502   $ 60,079

Short tons produced                      139,064    185,490    182,768
Gross sales per ton                     $ 143.21   $ 117.70   $ 122.05
Mining expenses per ton                 $ 117.54   $ 112.42   $ 117.72
Ounces of gold sold                       30,460     38,447     42,526
Average selling price ($/oz)            $    539   $    531   $    514
Production costs ($/oz)                 $    517   $    535   $    515
Grade (oz/t)                               0.254      0.230      0.252
Recovery                                   83.36%     91.72%     92.85%

     For 2006, results should be more encouraging. General administration and site maintenance expenses are expected to be covered by revenues generated from both the Joe Mann and Copper Rand mines. Moreover, the metal market forecasts for 2006 and 2007 are very encouraging to producers.

     FINANCIAL RESULTS

     Campbell's financial situation as at December 31 2005, 2004 and 2003 was as follows:

                             2005     2004     2003
                            ------   ------   ------
                            (in millions of dollars)
Long-term debt              18,059   17,055   10,906
Shareholders' equity        30,503   54,585   45,803
Cash and cash equivalents    1,772    1,191    4,752

     As of December 31, 2005, total debt was $67.8 million, $49.7 million of which represents the Guaranteed Subordinated Debentures and the Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares. These debts will be reimbursed with the assigned restricted deposits under Exchange Agreements. The debt balance is $18.0 million or $1.0 million over the December 31, 2004 debt following capitalization of the interest expense on the debt and amortization of the fair value of the conversion right relating to the ECU Facility Agreement.

     Shareholders' equity was mainly reduced as a result of the write-down of the Copper Rand Mine and the Discovery project for 2005.

     Cash and cash equivalents amounted to $1.8 million with a negative working capital as at December 31, 2005.

     Operating activities, excluding variations in non-cash working capital, used $3.3 million in 2005 ($4.0 million in 2004 and $2.5 million in 2003).

     Over the past three years, Campbell has invested over $33 million in development, underground exploration and the acquisition of equipment related to the resumption of production and the renewal of mineral reserves for both mines ($2.7 million in 2005 and $28.0 million in 2004). The current level of development at the Copper Rand Mine has not allowed us to reach a level of commercial production (30,000 tons per month). Expected revenues generated from metal sales have been delayed and the working capital was used to finance this delay. Additional investments are required to increase the level of development in order to add to the number of available stopes.

     In 2005 the Company collected the $2.0 million balance owed from the sale of the Bachelor Lake property. The Company had received $0.3 million in 2004.

     In the fourth quarter of 2004, two financing agreements were finalized. The first provided financing for the settlement receivables for the sale of copper concentrates, while the proceeds from the second went to Copper Rand development.

     The Company collected $2.7 million in 2004 and $3.9 million in 2005 against the line of credit related to the financing of the settlements receivable from Falconbridge Limited.

CHANGES IN ACCOUNTING PRINCIPLES

     MINING ASSETS - IMPAIRMENT AND BUSINESS COMBINATIONS

     The CICA issued an Emerging Issue Committee Abstract 152 that discusses whether a mining entity should include value beyond proven and probable reserves and the effect of anticipated fluctuations in the future price of minerals when allocating the purchase price of a business combination and testing a mining asset for impairment. The adoption of this guideline had no impact on the Company's financial statements.

     CONSOLIDATION OF VARIABLE INTEREST ENTITIES

     Accounting Guideline 15, Consolidation of Variable Interest Entities ("VIEs"), provides clarification on the consolidation of those entities defined as "Variable Interest Entities", when equity investors are not considered to have a controlling financial interest, or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. VIEs are commonly referred to as special purpose entities. The guideline came into effect for interim periods beginning on or after November 1, 2004. The adoption of this guideline had no impact on the financial statements.

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

     These revisions came into effect on January 1, 2005. Because the Company does not have any instruments with these characteristics, adopting this section on January 1, 2005 has not affected its financial statements.

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

     DEPRECIATION OF LONG-TERM ASSETS

     The standards regarding the depreciation of long-term assets are highly critical for the Company because of the requirement to come up with a multitude of estimates and assumptions. Future cash flows are based on estimated mineral resources with estimated grades and estimated recovery levels. Metal sale prices and exchange rates are also estimated. Production levels, costs of production, development costs, milling expenses, restoration expenses and capital costs are also estimated on the basis of current methods. The discount rate is also estimated. In the course of a mine's lifespan, the Company will be faced with several internal and external factors that can lead to significant differences between forecasted and actual results. The impact of all these estimates on the assets concerned and on actual results can be significant.

     DEPRECIATION AND AMORTIZATION

     Mining properties are amortized using the unit-of-production method, which is based on their proven and probable reserves. This amortization can vary considerably if changes occur in the factors or assumptions used in determining the reserves. The results from exploration activities can impact reserves in a substantial way. Variations in metal prices or currency or differences between actual and estimated production costs, as well as variations in ground conditions or modifications to a geological interpretation, can also influence reserve calculations. These are all risks inherent to the mining industry.

     FINANCIAL INSTRUMENTS

     Campbell does not use derivative instruments to hedge risks related to foreign exchange rates and metal prices. Fluctuations in these factors can have a noticeable impact on results, on the financial situation, and on various asset and liability items.

     FAIR VALUE

     The carrying amount of cash, restricted cash, short term loan, short-term investments, receivables, settlement receivables, accounts payable, accrued liabilities and other liabilities in the consolidated balance sheets approximates fair value based on their short-term maturities and/or quotes received. Also, the fair value of long-term debts is approximately equal to their carrying value due to interest rates which are based on current market rate to the exception of the convertible debentures. Given the terms of these convertible debentures, their fair value cannot practically be calculated. No prepayments have been made on the convertible debentures to date.

     INTEREST RATE RISK

     The Company is subject to interest rate risk due to changes to the prime rate since the majority of its borrowings bear variable interest rates. Otherwise, the Company manages the interest risk through an Exchange Agreement (Notes 7 and 12).

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

     The copper concentrate is sold exclusively to Falconbridge Limited including the Copper Rand Mine pre-production revenue, under a purchase copper concentrate agreement. The net metal sales to Falconbridge Limited represent approximately $21,854,000 for the year ended December 31, 2005 ($10,911,000 in 2004 and $9,659,000 in 2003) and an amount of $8,365,000 is receivable at year end ($3,096,000 in 2004 and 2,128,000 in 2003). Furthermore, the short-term loan bearing interest at the LIBOR rate plus 4.0% is guaranteed by the settlements receivable.

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

CONSOLIDATED FINANCIAL RESULTS

     Metal sales for the periods 2003 through 2005 are:

                                   2005                  2004                  2003
                           -------------------   -------------------   -------------------
Sales                      Quantities   '000 $   Quantities   '000 $   Quantities   '000 $
-----                      ----------   ------   ----------   ------   ----------   ------
Gold (ounces)                 30,460    17,818      38,447    20,287      42,526    21,637
Copper (lbs)                 903,000     2,039     795,000     1,422     813,000       931
Silver (ounces)               22,286       194      22,456       199      18,927       130
Loss on foreign exchange                  (136)                  (75)                 (392)
                                        ------                ------                ------
Total                                   19,915                21,833                22,307
                                        ======                ======                ======

     Metal sales for 2005 were inferior to 2004 and 2003. Market prices for metals were higher in 2005. The average gold grade for 2005 was 0.254 oz/t Au compared to 0.230 oz/t Au in 2004 and 0.252 oz/t Au in 2003. The ore from the Joe Mann Mine was milled at Copper Rand for the first time in 2005. This change was responsible for a reduction in the gold recovery rate. The loss in revenue was largely offset by a reduction in processing costs. The ore had been treated at the Campbell mill in 2004 and 2003. Higher copper grades also contributed to the increase in revenues with an average grade of 0.34% in 2005 compared to 0.23% for 2004 and 2003.

     Production costs for 2005 were reduced by $4.5 million to $16.3 million. This improvement is due to the collective efforts of Campbell's personnel.

     Plant and equipment are mainly amortized using the unit-of-production method, based on proven and probable reserves.

     Administration costs rose to $3.7 million in 2005, up from $1.8 million in 2003 and $2.5 million in 2004. The increase is due to the recognition of costs related to the Employee Incentive and Directors' Stock Option plans ($0.4 million), salary indexation, capital tax and auditors' fees in 2004. In addition, the 2005 administration costs include professional fees of $1.0 million related to the Creditors' Arrangement Plan.

     In 2005, the Company completed a $2.0 million exploration program of which $1.8 million was funded by flow-through shares issued at the end of 2004. A $1.5 million surface exploration program, funded by the flow-through shares issued in 2003, was completed in 2004. The exploration programs focus on targets identified during previous campaigns in the Chibougamau mining camp and drilling programs on the Corner Bay property. Total costs of $2.0 million over two years were capitalized to the cost of the property.

     In 2005, interest expenses on short-term debt were $0.4 million compared to $0.01 million in 2004. In 2005, interest expenses on long-term debt were $0.8 million compared to $0.4 million in 2004 and $0.8 million in 2003. Final reimbursement in February 2004 of the credit facility on the Joe Mann Mine and the conversion into shares of the matured Convertible Subordinated Debentures in July 2004, are responsible for this difference between 2003 and 2004. The 2005 interest expense on the ECU is responsible for the increase.

     In the 2001 and 2002 fiscal years, the Company sold a $32.4 million royalty on future production from the Joe Mann Mine in consideration of cash and notes receivables. As at June 30, 2005 the notes receivable of $25.4 million, bearing interest of 6.25% and maturing February 2011 were outstanding. The royalty carried forward was $24.9 million. Because the Company placed itself under the CCAA and was therefore in default, the royalty unitholders exercised their right to require the Company to buy back the units. The buyback price is the fair market value at the date of the default, June 30, 2005. An independent engineering firm evaluated the royalty at $5.9 million as of that date and the Company therefore recorded a gain of $19.0 million. This buyback price was applied against the notes receivable. The balance remaining of these notes is $17.4 million and is now due. Given the uncertainty regarding the collection of all or parts of these notes from the unitholders, the Company has recorded an allowance for doubtful accounts for the full amount. Each unitholder has been notified of the obligation to pay the due amount. The Company intends to take legal measures to recover the amounts.

     In 2004, Campbell realized a gain of $0.8 million, of which $0.4 million came from the sale of Queenstake Resources Inc. shares obtained in 2003 in partial payment of the sale of the Mexican subsidiaries. This sale generated gains of $2.3 million in 2003.

SUMMARY OF QUARTERLY RESULTS

     For the fourth quarter of 2005, metal production was 25,678 tons for gross metal sales of $4.2 million, compared with the 41,557 tons and 40,152 tons produced in the same quarter in 2004 and 2003 respectively. Metal sales for the same period in 2004 and 2003 were $5.6 million and $5.2 million, respectively.

     Production losses for the fourth quarter of 2005, 2004 and 2003 were $22.8 million, $3.9 million and $1.3 million respectively. An $18.5 million write-down of the Copper Rand property and the Discovery project ($1.8 million on the Joe Mann property in 2004) and exploration costs of $0.1 million are included in the loss for 2005.

     The net loss in the fourth quarter of 2005 was $21.3 million compared with losses of $3.0 million and $1.3 million in 2004 and 2003 respectively.

     The following summary present quarterly gross sales and income for the last two years:

                                                            Q-1        Q-2        Q-3        Q-4
                                                         --------   --------   --------   ---------
                                                         2005

Gross metal sales                                        $  5,512   $  5,245   $  4,924   $   4,234
Loss from operations                                      ($3,052)   ($1,362)   ($1,007)   ($22,838)
Net earning (loss)                                        ($2,677)  $    166    ($  645)   ($21,274)
Basic and fully diluted loss from operations per share    ($ 0.03)   ($ 0.01)   ($ 0.01)   ($  0.21)
Basic and diluted net loss per share                      ($ 0.02)  $   0.00    ($ 0.01)   ($  0.20)

                                                         2004

Gross metal sales                                        $  4,936   $  6,466   $  5,397   $   5,574
Loss from operations                                      ($2,164)   ($2,093)   ($1,388)   ($ 3,870)
Net loss                                                  ($1,796)   ($2,100)   ($1,267)   ($ 3,029)
Basic and fully diluted loss from operations per share    ($ 0.02)   ($ 0.02)   ($ 0.01)   ($  0.04)
Basic and diluted net loss per share                      ($ 0.02)   ($ 0.02)   ($ 0.01)   ($  0.03)

     The following summary present quarterly production data for the last three years:

                   Q-1       Q-2       Q-3       Q-4
                 -------   -------   -------   -------
                   2005

Tons produced     41,891    39,810    31,685    25,678
Grades
   Au (oz./t)      0.217     0.251     0.304     0.256
   Cu (%)           0.29      0.33      0.38      0.39
   Ag (oz./t)      0.198     0.217     0.273     0.259
Recovery
   Au (%)          81.47     83.18     84.22     84.99
   Cu (%)          93.01     93.86     95.83     96.03
   Ag (%)          64.50     66.55     67.67     72.79
Metal produced
   Au (oz.)        7,410     8,319     8,125     5,577
   Cu (lbs)      224,838   249,360   231,004   192,258
   Ag (oz.)        5,353     5,748     5,861     4,833

                   2004

Tons produced     46,323    53,868    43,742    41,557
Grades
   Au (oz./t)      0.204     0.229     0.235     0.256
   Cu (%)           0.19      0.21      0.24      0.27
   Ag (oz./t)      0.142     0.157     0.182     0.199
Recovery
   Au (%)          91.43      91.8     92.01     91.60
   Cu (%)          93.50     95.95     95.72     96.04
   Ag (%)          68.92     72.62     75.90     77.10
Metal produced
   Au (oz.)        8,642    11,308     9,472     9,754
   Cu (lbs)      166,253   220,065   198,990   215,324
   Ag (oz.)        4,535     6,135     6,057     6,392

                   2003

Tons produced     49,011    49,864    43,741    40,152
Grades
   Au (oz./t)      0.253     0.233     0.296     0.227
   Cu (%)           0.21      0.23      0.27      0.22
   Ag (oz./t)      0.145     0.137     0.177     0.151
Recovery
   Au (%)          91.82     92.86     94.02     92.55
   Cu (%)          93.20     94.80     96.88     95.33
   Ag (%)          67.98     67.74     73.67     72.88
Metal produced
   Au (oz.)       11,370    10,772    12,163     8,442
   Cu (lbs)      196,052   212,778   227,288   169,989
   Ag (oz.)        4,821     4,634     5,708     4,430

LIQUIDITY AND CAPITAL RESOURCES

     As at December 31, 2005, short-term assets amounted to $16.6 million or $25.3 million, less than the short-term liabilities. As at December 31, 2004, short-term assets were $12.4 million and the working capital was negative by $7.8 million. Because the Company is operating under the CCAA and is in default with its long term lender, all long-term debt, other than lease-financing and the $50.0 million financing due in January 2007 guaranteed by restricted deposit and exchange agreements, is presented in the current portion of long-term debt.

     In 2004 and 2005, the Company invested a total of $28.0 million and $2.7 million in development work and in the purchase of equipment at both the Copper Rand and Joe Mann Mines.

     In 2005, the Company received the confirmation for $1.3 million of refundable mining tax credits.

     In 2004, the Company received payments of short-term notes in an amount of $0.6 million related to the 2002 and 2001 royalty sales and received $1.7 million in interest earned on these notes and long-term notes.

     In 2004, the Company received the $5.5 million balance on the loan facility from Investissement Quebec to finance development at the Copper Rand Mine. It also received $1.1 million for the 2002 refundable mining tax credits on the Copper Rand Mine, as well as a $0.3 million refund on the 2001 and 2002 mining tax credits for the Joe Mann Mine.

     The Company also closed two financings in the fourth quarter of 2004. On October 8, 2004, the Company obtained a line of credit of US$8 million from Auramet Trading, LLC, to finance 90% of the payable copper and silver content and 100% of the payable gold content included in the concentrate shipped to Falconbridge's smelting facilities. Receivables are also in U.S. dollars. This line of credit allows the Company to receive the value of the payable content the second working day following receipt of the concentrate by Falconbridge Limited instead of the fourth month following the month of shipment. These advances bear interest at the LIBOR, plus 2.5% or 4% if the Company is in default. To secure this financing, the Company assigned its settlements receivable to the lender. On closing, the Company paid a fee of US$100,000 and issued 200,000 warrants for a 3-year period, giving the lender the right to subscribe to 200,000 shares at a price of $0.65 per share. This line of credit expired on December 31, 2005, with the lender having the option to renew the facility for an additional two-year period. This line of credit was extended to December 2006 with an increase in the interest rate to LIBOR plus 4% and the issue of 200,000 additional warrants for a 2 year period at a price of $0.20 per share.

     The second is a bridge financing with RMB, for a maximum of $4,000,000 guaranteed by a first-ranking encumbrance on the Corner Bay, Eastmain and Joe Mann properties, and a floating charge on all other Company assets. This financing was used for development work at the Copper Rand Mine. This credit facility was reimbursable on or before May 2, 2005 at the Company's discretion. On that date, RMB had the possibility to convert a maximum of $1,000,000 into common shares of the Company. After May 2, 2005, and before November 2, 2006, RMB may convert the balance owing under this facility into common shares of the Company. In both instances, the rate of conversion will be $0.574 per share if the average share price is less that $1.70 for a period of 20 days prior to the conversion. If the average share price for the same 20-day period is equal to or higher than $1.70 per share, the rate of conversion will be the period average multiplied by the conversion rate of $0.574 per share, divided by $1.70. The outstanding balance on the loan is to be repaid by the Company on November 2, 2006. Interest at LIBOR plus 3.5% is payable quarterly. Should the Company decide not to pay the interest, RMB could add this interest to the balance of the loan or convert the amount of the interest into Campbell common shares at the market price. Fees of $200,000 were paid to the lender on closing. Campbell estimated, on the issue date, the fair value of the debt conversion right at $0.5 million (Black - Scholes evaluation model).

     The Company also sold the Bachelor Lake property to Metanor for $2,300,000 in 2004. A first payment of $100,000 was received on signing of the initial offer; a payment of $200,000 was made on closing; the balance, bearing interest at 10% beginning December 1, 2004, was paid in the second quarter of 2005.

     In addition to the transactions outlined above, the Copper Rand Mine development was financed through private placements closed in the first two quarters of 2004, which generated net proceeds of $8.1 million. These private placements were composed of 11,023,000 units at $0.80 per unit: each unit included one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one common share at $1.20 per share until March 11, 2007. The fair value of the warrants at the date of issue was estimated at $2.0 million.

     In July 2004, the $3.4 million Convertible Subordinated Debentures, bearing interest at 7.5% per annum, were repaid in shares at the conversion rate of US$5.00 per share, as stipulated in the contract, for a total of 510,200 shares.

     The $38.0 million Guaranteed Subordinated Debentures and the $11.7 million Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares of a subsidiary will be fully repaid and repurchased in 2007 from restricted deposits and under Agreements referred to in Note 7.

     In the third quarter 2004, Campbell renegotiated the reimbursement terms of its Convertible Debentures totalling $650,000, plus accrued interest of $174,000. The debenture holders agreed to delay the capital and interest payments by one year. The first payment is now due on July 1, 2005, with subsequent quarterly payments. The capital will be repaid as follows: 20% on July 1, 2005, 40% on July 1, 2006, and 40% on July 1, 2007, or converted into common shares at a price of $1.025, or up to a maximum of $1.64, based on an increase of the price of gold beyond US$350. These debentures had been negotiated by MSV Resources before its merger with Campbell. At the date of the merger, the fair value of the net asset acquired was below book value. No value has been assigned to the conversion rights held by these investors.

     As of December 31, 2005, cash and cash-equivalents were $1.8 million compared with $1.2 million as of December 31, 2004.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The Company is committed under contractual obligations for a total amount of approximately $27.0 million. The minimum payments due in each of the following periods are as follows:

                                                    PAYMENTS DUE BY PERIOD
                                    -----------------------------------------------------
CONTRACTUAL OBLIGATIONS                     LESS THAN                           MORE THAN
(IN MILLION DOLLARS)                TOTAL     1 YEAR    1-3 YEARS   4-5 YEARS    5 YEARS
-----------------------             -----   ---------   ---------   ---------   ---------
Long-Term Debt Obligations(1) (2)    18.0      18.0         --          --          --
Pension Plan Actuarial Deficit(3)     4.3       0.9        1.2         0.6         1.6

                                                    PAYMENTS DUE BY PERIOD
                                    -----------------------------------------------------
CONTRACTUAL OBLIGATIONS                     LESS THAN                           MORE THAN
(IN MILLION DOLLARS)                TOTAL     1 YEAR    1-3 YEARS   4-5 YEARS    5 YEARS
-----------------------             -----   ---------   ---------   ---------   ---------
Asset Retirement Obligations(2)       4.7        --        0.5         0.4         3.8
                                     ----      ----        ---         ---         ---
Total                                27.0      18.9        1.7         1.0         5.4
                                     ====      ====        ===         ===         ===

Notes:

(1) An amount of $50 million is assumed by the restricted deposit and the Exchange Agreement assigned.

(2) Asset retirement exclude obligations assumed by the Copper Rand/Portage Fiduciary Fund.

(3) Based on December 31, 2002 actuarial valuation. The obligations may differ based on December 31, 2005 actuarial valuation, which is not available at the present time.

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

     The Company does not engage in off-balance sheet financing. All operating costs are expressed in Canadian dollars. Metal sales are in U.S. dollars. Metal sales revenues are directly affected by fluctuations in gold and copper prices and in the Canadian/U.S. exchange rate. Numerous factors outside the control of the Company can have an impact on these fluctuations. The Company may occasionally use hedging contracts to offset fluctuations. Since the resumption of production at the Copper Rand Mine in April 2002, Campbell has sold its entire production at spot prices.

     Metal prices also have an impact on the estimation of mineral reserves, the decision to discontinue a mining operation or to delay the development of a property, as well as the book value of a mining asset.

     Interest rate changes represent less of a risk for the Company. Debentures and redeemable preferred shares, which total $49.7 million of the total long-term debt of $67.8 million, are covered by the exchange agreements with an international bank.

     The collective agreements covering all employees are in force and expire in 2009 and 2010.

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

OUTLOOK

     The Company is confident it will reach a plan of arrangement with its creditors and be in a position to finance the completion of development work at the Copper Rand Mine and reach a profitable level of production.

CAPITAL STOCK

The following details the outstanding capital stock as at the date of this Management's Discussion and Analysis:

                           Expiry date     Exercise price     Total        Total
                        ----------------   --------------   ---------   -----------
Common shares                                                           108,213,181
Share purchase option   August 15, 2006         0.51          694,750
                        June 8, 2007            0.67          530,000
                        October 14, 2008        0.80           40,000
                        May 31, 2009            0.64          550,000     1,814,750

Warrants                March 11, 2007          1.20        5,511,500
                        October 9, 2007         0.65          200,000
                        February 1, 2008        0.20          200,000     5,911,500

                                                           Conversion rate      Amount      Total
                                                           ---------------    ---------   ---------
                                                                                   $
Conversion rights of the exchangeable   November 1, 2006            0.574(1)  4,000,000   6,968,641
   capital units

Note:

(1) The conversion rate is valid if the average price of the common share is inferior to $1.70 per share for a period of 20 days prior to the conversion. If the average price is equal or over $1.70 per share, the conversion rate will be the average price of the share multiplied by $0.574 and divided by $1.70.

ACCESS TO INFORMATION

     Additional information about Campbell Resources Inc., including a copy of Form 20-F in lieu of an Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Company website at www.campbellresources.com.

DISCLOSURE CONTROLS AND PROCEDURES

     As of December 31, 2005, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Executive Vice-President and Chief Administrative Officer, of the effectiveness of our disclosure controls and procedures as defined in Multilateral Instrument 52-109. Based on that evaluation, the President and Chief Executive Officer and the Executive Vice-President and Chief Administrative Officer concluded that the design and operation of these disclosure controls and procedures were effective.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

     The following table sets forth certain information concerning the persons to be nominated for election as directors of the Company, including their beneficial ownership of common shares as of March 30, 2006. Unless otherwise indicated, each nominee holds sole voting and investment power over his shares.

    NAME & MUNICIPALITY                      PRINCIPAL OCCUPATION                  DIRECTOR           NUMBER OF     PERCENT OF
        OF RESIDENCE                       AND BUSINESS EXPERIENCE                   SINCE    AGE   COMMON SHARES      CLASS
    -------------------                    -----------------------                 --------   ---   -------------   ----------
Louis Archambault(1)(2)(3)   President, Groupe Conseil Entraco Inc., Montreal,       2001      55      6,000(6)          *
Montreal, Quebec             Quebec, environmental consulting firm.

Michel Blouin(2)             Secretary of Campbell; Partner, Lavery, de Billy,       2000      64     25,556(7)          *
Montreal, Quebec             General Partnership, Montreal, Quebec, law firm;
                             Director of Jaguar Nickel Inc., Jilbey Gold
                             Exploration Ltd. and Stingray Resources Inc.,
                             exploration companies.

Graham G. Clow(3)(4)         Consulting Mining Engineer; Principal, Roscoe           1996      55        250(8)          *
Toronto, Ontario             Postle Associates Inc., Toronto, Ontario,
                             geological and mining consultants; Director of
                             Baffinland Iron Mines Corporation; prior to May
                             2001, President and Chief Executive Officer,
                             Manhattan Minerals Corp., Vancouver, BC.

Andre Y. Fortier(5)          President and Chief Executive Officer of Campbell;      2000      65    388,515(9)          *
Montreal, Quebec             prior to June 2001, Chairman and Chief Executive
                             Officer of MSV Resources Inc. and President and
                             Chief Executive Officer of GeoNova Explorations
                             Inc.; Director of Excellon Resources Inc. and
                             Norcast Income Fund.

James C.                     Chairman of Campbell; Counsel, McCarthy Tetrault        1993      68     22,500(10)         *
McCartney Q.C.(1)(2)(5)      LLP, Toronto, Ontario, law firm; 40 years as a
Toronto, Ontario             practising lawyer in corporation finance and
                             mergers and acquisitions; trustees, Labrador Iron
                             Ore Royalty Income Fund; Director, Iron Ore Company
                             of Canada; prior to January 2003, Partner and Past
                             Chairman, McCarthy Tetrault LLP.

G. E. "Kurt" Pralle(4)       Mining and Metallurgical Consultant.                    1993      71     10,000(11)         *
Ramsey, New Jersey

James D. Raymond(1)(5)       Private Investor.                                       1979      80      1,000(12)         *
Montreal, Quebec

----------
Notes:

(1)  Member of Compensation Committee.

(2)  Member of Corporate Governance Committee.

(3)  Member of Environmental Committee.

(4)  Member of Audit Committee.

(5)  Member of Executive Committee.

(6)  Excludes 86,500 common shares subject to option.

(7)  Excludes 77,000 common shares subject to option.

(8)  Excludes 90,000 common shares subject to option.

(9)  Excludes 450,000 common shares subject to option.

(10) Excludes 145,000 common shares subject to option.

(11) Excludes 45,000 common shares subject to option.

(12) Excludes 90,000 common shares subject to option.

*    Less than 1% of the outstanding common shares.

     As of March 30, 2006, the directors and officers of the Corporation as a group beneficially owned 453,821 common shares representing approximately 0.4% of the outstanding common shares excluding 1,153,000 common shares subject to option. The information as to common shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective directors and officers individually.

SENIOR MANAGEMENT

     The following table shows certain information with respect to the executive and other officers of the Company

                                                                        YEAR APPOINTED   OTHER POSITIONS AND BUSINESS
      NAME                               OFFICE                            TO OFFICE              EXPERIENCE            AGE
      ----                               ------                         --------------   ----------------------------   ---
Andre Y. Fortier   President and Chief Executive Officer of the              2000        Business Executive(1)           65
                   Company

Claude Begin       Executive Vice President & Chief Operating Officer        2001        Mining Engineer(2)              59

Alain Blais        Vice President, Geology & Development                     2001        Geologist(3)                    50

Lucie Brun         Executive Vice President & Chief Administrative           2001        Chartered Accountant(4)         48
                   Officer

Michel Blouin      Secretary                                                 2003        Lawyer(5)                       64

----------
Notes:

(1) See description of Principal Occupation and Business Experience under Item 6 - "Directors".

(2) Prior to joining Campbell in 2001, Mr. Begin was Mine Manager of the Holloway gold mine operated by Battle Mountain Canada Ltd.

(3) Prior to the merger in June 2001, Mr. Blais was Vice President, Geology & Development with MSV and has worked as a geologist in Chibougamau since 1979.

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

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation paid to the Company's Chief Executive Officer and its most highly paid executive officers as required to be disclosed in accordance with applicable securities regulations (the "Named Executive Officers") during the Company's three financial years ended December 31, 2005, December 31, 2004 and December 31, 2003:

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM COMPENSATION
                                                                 ----------------------------------------
                                                                             AWARDS
                                  ANNUAL COMPENSATION            ------------------------------
                        --------------------------------------   SECURITIES   RESTRICTED SHARES   PAYOUTS
                                                  OTHER ANNUAL      UNDER       OR RESTRICTED       LTIP      ALL OTHER
NAME AND PRINCIPAL              SALARY    BONUS   COMPENSATION     OPTIONS       SHARE UNITS      PAYOUTS   COMPENSATION
      POSITION          YEAR     ($)       ($)         ($)           (#)             ($)            ($)          ($)
---------------------   ----   -------   ------   ------------   ----------   -----------------   -------   ------------
Andre Y. Fortier        2005   229,845       --      16,500             --            --             --        16,165
President & Chief       2004   225,000   19,200      15,500        100,000            --             --        19,587
Executive Officer       2003   233,653       --      14,500             --            --             --        18,211

Claude Begin            2005   138,000    5,035      16,500             --            --             --         8,785
Executive Vice          2004   138,000   15,039      15,500         50,000            --             --        11,802
President & Chief       2003   143,308       --      14,500             --            --             --         6,788
Operating Officer

Alain Blais             2005   107,200    7,021      16,500             --            --             --        10,009
Vice President,         2004   107,200   17,240      15,500         50,000            --             --        15,589
Geology & Development   2003   103,847       --      14,500             --            --             --         5,426

Lucie Brun              2005   110,000    6,207      16,500             --            --             --        12,255
Executive Vice          2004   110,000   16,685      15,500         50,000            --             --        18,312
President & Chief       2003   114,231       --      14,500             --            --             --         8,664
Administrative
Officer

OPTION/SAR GRANTS IN LAST FINANCIAL YEAR

     There were no grants of options and stock appreciation rights ("SARs") to Named Executive Officers during the financial year ended December 31, 2005.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION/SAR VALUES

     The following table sets forth information concerning the exercise of options during the financial year ended December 31, 2005 and the value at December 31, 2005 of unexercised in-the-money options held by each of the Named Executive Officers:

                                                                                                      VALUE OF UNEXERCISED
                                         SECURITIES      AGGREGATE      UNEXERCISED OPTIONS AT    IN-THE-MONEY OPTIONS/SARS AT
                                         ACQUIRED ON       VALUE        FINANCIAL YEAR-END (#)       FINANCIAL YEAR-END ($)
                NAME                    EXERCISE (#)   REALIZED ($)   EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
                ----                    ------------   ------------   -------------------------     -------------------------
Andre Y. Fortier
President & Chief Executive Officer          Nil            Nil              570,000/Nil                     Nil/Nil

Claude Begin
Executive Vice President & Chief
Operating Officer                            Nil            Nil              220,000/Nil                     Nil/Nil

                                                                                                      VALUE OF UNEXERCISED
                                         SECURITIES      AGGREGATE      UNEXERCISED OPTIONS AT    IN-THE-MONEY OPTIONS/SARS AT
                                         ACQUIRED ON       VALUE        FINANCIAL YEAR-END (#)       FINANCIAL YEAR-END ($)
                NAME                    EXERCISE (#)   REALIZED ($)   EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
                ----                    ------------   ------------   -------------------------   ----------------------------
Alain Blais
Vice President, Geology & Development        Nil            Nil              177,500/Nil                     Nil/Nil

Lucie Brun
Executive Vice President, & Chief
Administrative Officer                       Nil            Nil              207,500/Nil                     Nil/Nil

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

     The Employee Incentive Plan was approved by the board in March, 1989 and by shareholders on May 11, 1989. Increases in the number of common shares reserved for issuance under the Employee Incentive Plan were approved by shareholders on April 26, 1995, May 18, 1999, June 8, 2001, May 14, 2002 and May 11, 2005.

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

     As at December 31, 2005, the total number of common shares reserved for issuance under the Employee Incentive Plan was 3,551,790, of which 1,463,750 were issuable upon the exercise of outstanding options. Such options were exercisable at exercise prices ranging from $0.51 to $0.67 per share and were due to expire between January 31, 2006 and May 31, 2009.

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

During 2005, no options were granted to employees under the Share Option Plan.

     SHARE PURCHASE PLAN

     The Share Purchase Plan is designed to encourage employees of the Corporation to purchase common shares on a regular basis. Employees of the Corporation who have been continuously employed by the Corporation for at least one year, or less at the discretion of the Compensation Committee or the Board, are eligible each January 1 to participate in the Share Purchase Plan. Each eligible employee may contribute up to 5% of his or her basic salary to the Share Purchase Plan through monthly deductions. On a quarterly basis, the Corporation will contribute an amount equal to 50% of the employee's contributions to such date and each participating employee will then be issued common shares at an issue price equals to the average of the closing prices for the common shares on the TSX or in the event of no trades, the average of the bid and asked prices, on the last five business days prior to the date of issue and having a value equal to the aggregate amounts contributed by such employee and the Corporation. During 2005, 103,724 common shares were issued pursuant to the Share Purchase Plan.

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

     SHARE BONUS PLAN

     The Share Bonus Plan is intended to promote the interests of the Corporation and its shareholders by permitting the Board or the Compensation Committee, in its discretion, to issue common shares to full-time salaried employees of the Corporation as a bonus in recognition of services provided to the Corporation by such employee. The maximum number of common shares that may be issued and reserved for issuance under the Share Bonus Plan shall not exceed 5% of the total number of common shares issued and reserved for issuance pursuant to the Employee Incentive Plan nor 1% of the issued capital. The issue of common shares to such employee may be subject to such terms and conditions as are determined by the Board or the Compensation Committee. During 2005, no common shares were issued pursuant to the Share Bonus Plan.

     SHARE LOAN PLAN

     The Share Loan Plan is intended to provide an additional incentive to motivate full time officers who will make important contributions to the success of the Corporation by assisting such persons to acquire shares of Campbell. The Compensation Committee may in its discretion make loans to full time officers of the Corporation. The number of common shares issued and reserved for issuance pursuant to the Share Loan Plan to any one person shall not exceed 12% of the aggregate number of common shares issued and reserved for issuance pursuant to the Employee Incentive Plan. The number of common shares issued and reserved for issuance pursuant to the Share Loan Plan (whether or not such common shares are issued pursuant to the exercise of options granted under the Share Option Plan) shall not exceed 25% of the aggregate number of common shares issued and reserved for issuance pursuant to the Employee Incentive Plan. Such loans shall be subject to such terms and conditions including rates of interest, if any, as the Compensation Committee may consider appropriate. During 2005, no loans were granted and no loans are outstanding under the Share Loan Plan.

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

DIRECTORS' STOCK OPTION PLAN

     In August 1993, the Board approved the directors' stock option plan (the "Directors' Plan") and shareholders approved the Directors' Plan on May 18, 1994. An increase in the number of common shares reserved for issuance under the Directors' Plan was approved by shareholders on May 11, 2005

     The Directors' Plan is administered by the Board or by a Committee thereof (the "Administrator"). The exercise price of the options granted thereunder shall be at the average of the closing prices (or bid and ask where there was no trade) of the common shares of the Corporation on the TSX on the five trading days prior to the date of grant (the "Market Price"). Options granted under the Directors' Plan are for a five-year term to be exercisable on terms and conditions as set out by the Administrator. In order that the Directors' Plan together with the Employee Incentive Plan comply with stock exchange rules, a provision was added to the Directors' Plan to provide that the maximum number of shares subject to option under the Directors' Plan together with the shares reserved for issuance under the Employee Incentive Plan shall not at any time exceed 10% of the issued and outstanding shares of the Corporation on a non-diluted basis or such higher number as exchange rules may permit.

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

     As at December 31, 2005, the total number of common shares reserved for issuance under the Directors' Plan was 2,891,000, of which 671,000 were issuable upon the exercise of outstanding options. Such options were exercisable at exercise prices ranging from $0.44 to $0.67 per share and were due to expire between January 31, 2006 and May 31, 2009.

     During 2005, no options were granted to directors of the Corporation under the Directors' Plan and no options were exercised under the Directors' Plan.

REMUNERATION OF DIRECTORS

     All directors of the Corporation receive an annual director's fee of $6,000 and an attendance fee of $600 per meeting attended in person and $300 per meeting attended by telephone and out-of-pocket expenses relating to attendance at a board or committee meeting. The Corporation paid aggregate remuneration of $74,400 to seven (7) incumbent and one former director in their capacities as such during the fiscal period ended December 31, 2005. Mr. Fortier does not receive director's fees.

     In 2005, the Company engaged the law firm Lavery, de Billy, L.L.P. of which Michel Blouin, a director and officer of the Company, is a senior partner, to provide legal advice to the Company. An aggregate of $509,872 was paid to Lavery, de Billy, L.L.P. for legal services in 2005.

     In 2005, the Company engaged the engineering firm Roscoe Postle Associates Inc., geological and mining consultants, of which Graham G. Clow, a director of the Company, is a principal. An aggregate of $31,991 was paid to Roscoe Postle Associates Inc. in 2005.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

     In 2005, the Corporation purchased directors' and officers' liability insurance with a liability limit of $10,000,000 for which the Corporation paid an annual premium of $233,805. The policy provides for a deductible, payable by the Corporation of $150,000 other than for claims brought in the United States in which case the deductible is $350,000.

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

     On August 6, 2002, the Corporation entered into an employment agreement with Alain Blais as Vice President, Geology & Development. The agreement stipulates among other things, a base salary and provides that in the event that Mr. Blais's employment is terminated, he will be entitled to be paid up to twenty-four months' salary and benefits. In the event of a change of control, as defined, Mr. Blais will be entitled to resign within six months thereof and be paid twenty-four months' salary and benefits. The agreement also provides that in the event of resignation or termination, options held by Mr. Blais will immediately become fully exercisable. Such options will expire ninety days after resignation or termination.

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

     REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee, which is composed of Louis Archambault, James
C. McCartney, Q.C. and James D. Raymond, did not meet during the year ended December 31, 2005, due to the fact that the Company is currently the object of an order under the CCAA.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

     The following table summarizes as of December 31, 2005, the equity compensation plans pursuant to which equity securities of the Corporation may be issued:

                      EQUITY COMPENSATION PLAN INFORMATION

                                NUMBER OF COMMON SHARES      WEIGHTED-AVERAGE       NUMBER OF COMMON SHARES REMAINING
                              TO BE ISSUED UPON EXERCISE     EXERCISE PRICE OF     AVAILABLE FOR FUTURE ISSUANCE UNDER
                                OF OUTSTANDING OPTIONS,    OUTSTANDING OPTIONS,   EQUITY COMPENSATION PLANS [EXCLUDING
                                  WARRANTS AND RIGHTS       WARRANTS AND RIGHTS    SECURITIES REFLECTED IN COLUMN (A)]
PLAN CATEGORY                             (A)                       (B)                            (C)
-------------                 --------------------------   --------------------   ------------------------------------
Equity compensation plans
approved by securityholders            2,134,750                   $0.61                      4,276,764(1)

Equity compensation plans
not approved by
securityholders                              Nil                     Nil                            Nil
                                       ---------                   -----                      ---------
TOTAL:                                 2,134,750                   $0.61                      4,276,764
                                       =========                   =====                      =========

Note:

(1) 2,131,764 common shares remain available for future issuance under the Employee Incentive Plan and 2,145,000 common shares remain available for future issuance under the Directors' Plan.

SHAREHOLDER RETURN PERFORMANCE GRAPH

     The chart below compares the yearly percentage change in the cumulative total shareholder return on the common shares against the cumulative total shareholder return of S&P/TSX Composite Index for the five fiscal year periods commencing December 31, 2000 and ending December 31, 2005.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN

                              (PERFORMANCE GRAPH)

                          Dec. 31, 2000(2)   Dec. 31, 2001   Dec. 31, 2002   Dec. 31, 2003   Dec. 31, 2004   Dec. 31, 2005
                          ----------------   -------------   -------------   -------------   -------------   -------------
Campbell                       $100(1)           $91.67         $141.67         $261.11         $130.56         $ 38.89
S&P/TSX Composite Index        $100(1)           $86.06         $ 74.04         $ 92.02         $103.50         $126.18

Note:

(1) $100 invested on 12/31/00 in stock or index - including reinvestment of dividends.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

     No directors or executive officers of the Company are indebted to the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     The Board of Directors of the Corporation considers good corporate governance to be important to the effective operations of the Corporation and to ensure that the Corporation is managed so as to enhance shareholder value. The Corporate Governance Committee is responsible for ensuring that the Corporation addresses all relevant corporate governance issues. This committee makes recommendations regarding the compliance of the Corporation's practices with the corporate governance guidelines set forth in National Policy 58-201 of the Canadian Securities Administrators and oversees disclosure obligations related thereto.

     A description of the Corporation's corporate governance practices is set out below in response to the requirements of National Instrument 58-101 "Disclosure of Corporate Governance Practices" and in the form set forth in Form 58-101F1 "Corporate Governance Disclosure".

FORM 58-101-F1 - CORPORATE GOVERNANCE
DISCLOSURE                              THE COMPANY'S PRACTICES
-------------------------------------   -----------------------
1.   BOARD OF DIRECTORS

     a)   Disclose the identity of      The Board of Directors is composed of
          directors who are             seven persons. Of those seven persons,
          independent.                  Louis Archambault, Graham G. Clow, James
                                        C. McCartney, G.E. "Kurt" Pralle and
                                        James D. Raymond are independent. These
                                        directors are independent as none of
                                        them has a direct or indirect material
                                        relationship with the Company.

     b)   Disclose the identity of      The other two Directors are Andre Y.
          directors who are not         Fortier and Michel Blouin, neither of
          independent, and describe     whom is independent as they hold the
          the basis for that            positions of President and Chief
          determination.                Executive Officer and Corporate
                                        Secretary, respectively.

     c)   Disclose whether or not a     A majority of the Company's Directors
          majority of directors are     are independent.
          independent. If a majority
          of directors are not
          independent, describe what
          the board of directors (the
          board) does to facilitate
          its exercise of independent
          judgement in carrying out
          its responsibilities.

     d)   If a director is presently    Andre Y. Fortier is also a director of
          a director of any other       Excellon Resources, Inc. and Norcast
          issuer that is a reporting    Income Fund.
          issuer (or the equivalent)
          in a jurisdiction or a        Michel Blouin is also a director of
          foreign jurisdiction,         Jaguar Nickel Inc. and Stingray
          identify both the director    Resources Inc.
          and the other issuer.

FORM 58-101-F1 - CORPORATE GOVERNANCE
DISCLOSURE                              THE COMPANY'S PRACTICES
-------------------------------------   -----------------------
     e)   Disclose whether or not the   When required, the independent Directors
          independent directors hold    hold scheduled meetings at which
          regularly scheduled           non-independent Directors and members of
          meetings at which             management are not in attendance. Such
          non-independent directors     meetings are held at least once a year.
          and members of management     In 2005, three such meetings were held.
          are not in attendance. If
          the independent directors
          hold such meetings,
          disclose the number of
          meetings held since the
          beginning of the issuer's
          most recently completed
          financial year. If the
          independent directors do
          not hold such meetings,
          describe what the board
          does to facilitate open and
          candid discussion among its
          independent directors.

     f)   Disclosure whether or not     James C. McCartney serves as
          the chair of the board is     non-executive Chair of the Board. He has
          an independent director. If   served in that position since April 26,
          the board has a chair or      1995.
          lead director who is an
          independent director,
          disclose the identity of
          the independent chair or
          lead director, and describe
          his or her role and
          responsibilities. If the
          board has neither a chair
          that is independent nor a
          lead director that is
          independent, describe what
          the board does to provide
          leadership for its
          independent directors.

     g)   Disclose the attendance       All Directors attended all Board
          record of each director for   meetings, except Louis Archambault who
          all board meetings held       was absent from two meetings, James C.
          since the beginning of the    McCartney, who was absent from one
          issuer's most recently        meeting, Graham G. Clow, who was absent
          completed financial year.     from one meeting, and G.E. "Kurt"
                                        Pralle, who was absent from one meeting.

2.   BOARD MANDATE

     a)   Disclose the text of the      The Board's mandate is set forth in the
          board's written mandate. If   Governance Policy of the Company, a copy
          the board does not have a     of which is attached hereto as Exhibit
          written mandate, describe     15.4.
          how the board delineates
          its role and
          responsibilities.

3.   POSITION DESCRIPTIONS

     a)   Disclose whether or not the   The Board has developed written position
          board has developed written   descriptions for the Chair of the Board
          position descriptions for     and the Chair of each Board committees.
          the chair and the chair of    These descriptions are set forth in the
          each board committee. If      Governance Policy of the Company, a copy
          the board has not developed   of which is attached hereto as Exhibit
          written position              15.4.
          descriptions for the chair
          and/or the chair of each
          board committee, briefly
          describe how the board
          delineates the role and
          responsibilities of each
          such position.

FORM 58-101-F1 - CORPORATE GOVERNANCE
DISCLOSURE                              THE COMPANY'S PRACTICES
-------------------------------------   -----------------------
     b)   Disclose whether or not the   The Board and the Chief Executive
          board and CEO have            Officer have developed a written
          developed a written           position description for the Chief
          position description for      Executive Officer. This description is
          the CEO. If the board and     set forth in the Governance Policy of
          CEO have not developed such   the Company, a copy of which is attached
          a position description,       hereto as Exhibit 15.4.
          briefly describe how the
          board delineates the role
          and responsibilities of the
          CEO.

4.   ORIENTATION AND CONTINUING
     EDUCATION

     a)   Briefly describe what         Orientation and education of directors
          measures the board takes to   is an ongoing matter. As such, ongoing
          orient new directors          informal discussions between management
          regarding                     and members of the Board is encouraged
                                        and formal presentations by management
          i)   the role of the board,   throughout the year in addition to
               its committees and its   regularly scheduled site visits to the
               directors, and           Company's operations are mandated.

          ii)  the nature and
               operation of the
               issuer's business.

     b)   Briefly describe what         Orientation and education of directors
          measures, if any, the board   is an ongoing matter. As such, ongoing
          takes to provide continuing   informal discussions between management
          education for its             and members of the Board is encouraged
          directors. If the board       and formal presentations by management
          does not provide continuing   throughout the year in addition to
          education, describe how the   regularly scheduled site visits to the
          board ensures that its        Company's operations are mandated.
          directors maintain the
          skill and knowledge
          necessary to meet their
          obligations as directors.

5.   ETHICAL BUSINESS CONDUCT

     a)   Disclose whether or not the   The Board has adopted a written Code of
          board has adopted a written   Conduct for directors, officers and
          code for the directors,       employees.
          officers and employees. If
          the board has adopted a
          written code:

          i)   disclose how a person    A copy of the Code of Conduct is
               or Company may obtain    attached hereto as Exhibit 11.1.
               a copy of the code;

          ii)  describe how the board   Employees, officers and directors must
               monitors compliance      confirm having read and understood the
               with its code, or if     Code of Conduct and the Company has
               the board does not       implemented a complaint procedure which
               monitor compliance,      allows employees to report any conduct
               explain whether and      that is not compliant with the Code of
               how the board            Conduct on an anonymous and/or
               satisfies itself         confidential basis. Mid-level and upper
               regarding compliance     levels of management are required to
               with its code; and       report to senior management any
                                        instances of fraud, illegal acts and
                                        compliance issues. When situations of
                                        non-compliance have become known to
                                        management, appropriate disciplinary
                                        action has been taken.

FORM 58-101-F1 - CORPORATE GOVERNANCE
DISCLOSURE                              THE COMPANY'S PRACTICES
-------------------------------------   -----------------------
          iii) provide a                The Company has not filed any material
               cross-reference to any   change report during the financial year
               material change report   ended December 31, 2005 that pertains to
               filed since the          any conduct of a Director or executive
               beginning of the         officer that constitutes a departure
               issuer's most recently   from the Code of Conduct. No waivers
               completed financial      from the Code of Conduct have been
               year that pertains to    sought or granted.
               any conduct of a
               director or executive
               officer that
               constitutes a
               departure from the
               code.

     b)   Describe any steps the        In the event any transactions or
          board takes to ensure         agreements occur in respect of which a
          directors exercise            Director or executive officer has a
          independent judgement in      material interest, the matter must be
          considering transactions      initially reviewed by the Audit
          and agreements in respect     Committee and is then submitted to the
          of which a director or        Board of Directors. The Board may
          executive officer has a       implement any measures that it finds
          material interest.            necessary in order to ensure the
                                        exercise of independent judgment. In the
                                        event a Director has a material interest
                                        in any transaction or agreement, such
                                        Director will abstain from voting in
                                        that regard.

     c)   Describe any other steps      Through the above-noted methods, the
          the board takes to            Board encourages and promotes a culture
          encourage and promote a       of ethical business conduct. This is
          culture of ethical business   reinforced by the behaviour of the
          conduct.                      Board, as provided in its mandate, which
                                        is in strict compliance with the terms
                                        and the spirit of these measures.

6.   NOMINATION OF DIRECTORS

     a)   Describe the process by       The Corporate Governance Committee
          which the board identifies    oversees the process by which the Board
          new candidates for board      identifies new candidates for Board
          nomination.                   nomination.

     b)   Disclose whether or not the   With the exception of Michel Blouin, a
          board has a nominating        lawyer specializing in mining law and
          committee composed entirely   securities law, this Governance
          of independent directors.     Committee is composed entirely of
          If the board does not have    independent Directors.
          a nominating committee
          composed entirely of
          independent directors,
          describe what steps the
          board takes to encourage an
          objective nomination
          process.

     c)   If the board has a            The Corporate Governance Committee
          nominating committee,         oversees the process by which the Board
          describe the                  identifies new candidates for Board
          responsibilities, powers      nomination.
          and operation of the
          nominating committee.

7.   COMPENSATION

     a)   Describe the process by       Each year, the Compensation Committee
          which the board determines    reviews data of director compensation
          the compensation for the      for companies of a comparable size.
          issuer's directors and        Using such information, the Compensation
          officers.                     Committee formulates a recommendation to
                                        the Board of Directors and the final
                                        decision is made by the Board of
                                        Directors.

FORM 58-101-F1 - CORPORATE GOVERNANCE
DISCLOSURE                              THE COMPANY'S PRACTICES
-------------------------------------   -----------------------
                                        As concerns the officers, the
                                        Compensation Committee is responsible
                                        for establishing the annual compensation
                                        of all senior executives following
                                        discussions with the President and Chief
                                        Executive Officer and after reviewing
                                        their recommendations. The level of
                                        compensation for senior executives is to
                                        be consistent with the compensation
                                        provided for senior executives of
                                        companies in local markets of comparable
                                        size and type facing similar operating
                                        and financial issues.

                                        As concerns the President and Chief
                                        Executive Officer, the Committee reviews and recommends to the Board the compensation and performance criteria with respect to the President and Chief
                                        Executive Officer basing its
                                        recommendations on available data for
                                        comparable companies.

                                        Because the Company is the object of an
                                        order under the CCAA, the Compensation
                                        Committee did not meet in 2005.

     b)   Disclose whether or not the   The Compensation Committee oversees
          board has a compensation      compensation matters and is composed
          committee composed entirely   entirely of independent Directors.
          of independent directors.
          If the board does not have
          a compensation committee
          composed entirely of
          independent directors,
          describe what steps the
          board takes to ensure an
          objective process for
          determining such
          compensation.

     c)   If the board has a            Compensation matters are overseen by the
          compensation committee,       Compensation Committee.
          describe the
          responsibilities, powers
          and operation of the
          compensation committee.

     d)   If a compensation             During the 2005 financial year, the
          consultant or advisor has,    Company did not retain the services of a
          at any time since the         compensation consultant.
          beginning of the issuer's
          most recently completed
          financial year, been
          retained to assist in
          determining compensation
          for any of the issuer's
          directors and officers,
          disclose the identity of
          the consultant or advisor
          and briefly summarize the
          mandate for which they have
          been retained. If the
          consultant or advisor has
          been retained to perform
          any other work for the
          issuer, state that fact and
          briefly describe the nature
          of the work.

FORM 58-101-F1 - CORPORATE GOVERNANCE
DISCLOSURE                              THE COMPANY'S PRACTICES
-------------------------------------   -----------------------
8.   OTHER BOARD COMMITTEES

     If the board has standing          The Board has no standing committees
     committees other than the audit,   other than the Audit Committee, the
     compensation and nominating        Compensation Committee, the Environment
     committees, identify the           Committee, the Corporate Governance
     committees and describe their      Committee and the Executive Committee.
     function.

9.   ASSESSMENTS

     Disclose whether or not the        The Board has adopted processes for
     board, its committees and          evaluating the effectiveness of the
     individual directors are           Board of Directors and its various
     regularly assessed with respect    committees. Once a year the Chair of the
     to their effectiveness and         Corporate Governance Committee will have
     contribution. If assessments are   each Director and committee member
     regularly conducted, describe      complete the appropriate effectiveness
     the process used for the           assessment questionnaire. The input is
     assessments. If assessments are    summarized on a confidential basis and
     not regularly conducted,           reviewed by the Corporate Governance
     describe how the board satisfies   Committee. The Chair of that committee
     itself that the board, its         reports the findings to the full Board
     committees, and its individual     and time is set aside at that meeting
     directors are performing           for a full and comprehensive discussion
     effectively.                       of Board and committee effectiveness and
                                        any agreed upon improvements are
                                        implemented as applicable.

EMPLOYEES

     At March 30, 2006, the Company had 252 employees compared to 286 at March 31, 2005, all of whom were in Canada. At the Joe Mann Mine, approximately 114 employees were employed as of December 31, 2005, compared to 165 persons as of December 31, 2004. Of the 114 employees, 105 mine workers were covered by a collective bargaining agreement with CSN and 1 nurse was covered by a collective bargaining agreement with La Federation des Infirmiers et Infirmieres du Quebec
(FIIQ). As at March 30, 2006, MSV had approximately 64 full time employees at the Copper Rand Mine compared to 135 at March 30, 2005 and 332 at the end of 1996 prior to the suspension of operations, as previously described. At the Copper Rand Mine, 102 employees were covered by a collective bargaining agreement with the United Steelworkers of America. The collective agreement has been renewed for five years in 2004.

     At the headquarter, Campbell has 6 employees at March 2006 compared to 5 at December 2005 and 2004. Of theses employees, two are officers. The two other officers are based at the mining office in Chibougamau.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     As of March 30, 2006, the Company had 108,220,881 common shares outstanding. Each common share entitles its holder to one vote.

     To the knowledge of the Company, as of March 30, 2006, no person beneficially owned or exercised control or direction over more than 10% of the common shares of the Company except as described below.

     There are no related party transactions, except as otherwise disclosed herein under Item 6.

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

     In January 2004, the Oujibougoumou Cree initiated legal proceedings against the Company, claiming that the poor condition of lakes in the region of Chibougamau, Quebec was due to mining activities in the area. The Public Health Department, the MENVIQ and the Quebec Fish and Wildlife Association began to study the issue. As a temporary measure, the Company and the plaintiffs jointly agreed in 2004 to request that proceedings be suspended for one year. A new postponement is currently negotiated by the parties. It is not possible to determine either the outcome of the proceedings or the financial consequences for the Company.

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

TORONTO STOCK EXCHANGE

      PERIOD         HIGH    LOW     VOLUME
      ------         ----   ----   ----------
MONTH ENDED
To March 30, 2006    0.23   0.11   10,650,800
February 2006        0.27   0.19   13,029,500
January 2006         0.23   0.13   11,850,700
December 2005        0.17   0.13    4,604,500
November 2005        0.18   0.09   10,580,200
October 2005         0.19   0.14    4,033,600
September 2005       0.30   0.08   27,512,500

      PERIOD         HIGH    LOW     VOLUME
      ------         ----   ----   ----------
QUARTER ENDED
December 31, 2005    0.19   0.09   19,218,300
September 30, 2005   0.30   0.05   51,386,000
June 30, 2005        0.38   0.07   14,334,400
March 31, 2005       0.52   0.36   11,237,700
December 31, 2004    0.72   0.44    8,195,700
September 30, 2004   0.66   0.37    6,009,100
June 30, 2004        0.81   0.56    4,648,300
March 31, 2004       0.98   0.72    7,144,100

      PERIOD         HIGH    LOW     VOLUME
      ------         ----   ----   ----------
FISCAL YEAR ENDED
December 2005        0.52   0.05   96,176,400
December 2004        0.98   0.37   25,997,200
December 2003        1.11   0.33   23,030,700
December 2002        0.91   0.31   12,260,900
December 2001        1.05   0.26    3,672,790

----------
Note:

(1) All prices and volumes have been adjusted to reflect the one for ten consolidation in May 2000. Prices are in Canadian dollars.

OTC-BB

      PERIOD         HIGH    LOW     VOLUME
      ------         ----   ----   ---------
MONTH ENDED
To March 30, 2006    0.21   0.01   3,155,900
February 2006        0.24   0.17   4,326,800
January 2006         0.20   0.11   2,661,900
December 2005        0.15   0.11   1,879,500
November 2005        0.16   0.07   2,306,100
October 2005         0.17   0.12   1,165,100
September 2005       0.25   0.02   2,638,600

      PERIOD         HIGH    LOW     VOLUME
      ------         ----   ----   ---------
QUARTER ENDED
December 31, 2005    0.17   0.07   5,350,700
September 30, 2005   0.25   0.02   7,831,500
June 30, 2005        0.32   0.05   4,723,600
March 31, 2005       0.48   0.29   3,588,900
December 31, 2004    0.58   0.34   2,361,935
September 30, 2004   0.50   0.29   2,507,916
June 30, 2004        0.63   0.41   2,829,605
March 31, 2004       0.78   0.55   2,653,486

      PERIOD         HIGH    LOW     VOLUME
      ------         ----   ----   ----------
FISCAL YEAR ENDED
December 2005        0.48   0.02   21,494,700
December 2004        0.78   0.29   10,352,942
December 2003        0.84   0.20   11,209,588
December 2002        0.45   0.29    9,339,003
December 2001        0.69   0.13    6,322,000

----------
Notes:

(1) Traded on the New York Stock Exchange until November 23, 2001 and commenced trading on the OTC-BB on November 29, 2001.

(2) All prices and volumes have been adjusted to reflect the one for ten consolidation in May 2000. Prices are in U.S. dollars.

ITEM 10. ADDITIONAL INFORMATION

SHARE CAPITAL

     Not applicable.

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

     Sale and Purchase Agreement dated November 10, 2004 between GeoNova and Metanor, as described under Item 4 - Information on the Company.

     Copper, Silver and Gold Purchase Agreement dated as of October 8, 2004 between Campbell, Meston and Auramet Trading, LLC, as described under Item 4 - Information on the Company.

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

TAXATION

     CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

     The discussion under this heading summarises the material Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Company for a shareholder of the Company who is not resident in Canada but is resident in the United States and who will acquire and hold common shares of the Company as capital property for the purpose of the Tax Act. This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or who has a fixed tax base regularly available to him through which he or she performs independent personal services in Canada if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company's understanding of the administrative practices of CCRA and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to March 15, 2005. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

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

GOLD RISK DISCLOSURES

     The results of the Company's operations are affected significantly by the market price of gold. See disclosure in Notes 12(c), 15, 18(a) and 21(c). Gold prices are influenced by numerous factors over which the Company has no control, including expectations with respect to the rate of inflation, the relative strength of the United States dollar and certain other currencies, interest rates, global or regional political or economic crises, demand for jewellery and certain industrial products, and sales by central banks, other holders of gold and gold producers.

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

FOREIGN CURRENCY RISK DISCLOSURES

     The Company's reporting currency is Canadian dollars. The sales price of gold (represents approximately 95% of total metal sales) and copper (represents approximately 5% of total metal sales) is denominated in United States dollars. The Company's Joe Mann Mine is in Canada and its future profitability is impacted by fluctuations in the United States dollar relative to the Canadian dollar. To reduce the impact of the fluctuations in the relative exchange rates on the Company's operations the Company may enter into fixed forward contracts to sell United States dollars and buy Canadian dollars. At December 31, 2005 the Company had no forward contracts to sell United States dollars. (See under heading "Currency And Metric Equivalents")

OTHER FINANCIAL INSTRUMENT RISK DISCLOSURES

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES - NOT APPLICABLE

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

EXCHANGEABLE CAPITAL UNITS

     As at June 30, 2005, the interests in the amount of $73,157 were due and remain unpaid. As at March 31, 2006, the due interest are in the amount of $220,275 and these interests are capitalized to the loan as described in the loan agreement.

CREDIT FACILITY WITH INVESTISSEMENT QUEBEC

     On June 30, 2005, capital and interests in the amount of $832,917 became payable and remains due. As at March 31, 2006, the total amount of capital and interest due is $3,950,371.

CONVERTIBLE DEBENTURES

     On July 1, 2005, capital and interest in the amount of $342,701 became payable and remains due. As at April 1, 2006, the total amount of capital and interest due will be $382,904.

     On June 30 2005, Campbell announced that the Superior Court of Quebec (Commercial Division) has granted an initial order under the CCAA. The Court subsequently granted extension of the CCAA protection to May 31, 2006.

     With the consent of the Monitor and the Court, the Company has determined the process of preparation and evaluation of creditors' claims that will lead up to the presentation to creditors of a plan of arrangement.

     Initial difficulties in the start-up of the Copper Rand Mine and a shortage of capital have combined to create a situation where the operations could not generate enough cash to allow the Company to carry on without a financial restructuring under the CCAA. Difficulties encountered at the Copper Rand Mine in 2004 and 2005 included unstable ground conditions in the development of a critical ventilation raise, reduced ore and waste hoisting capacity during repairs to a section of the shaft, and, more importantly, mine equipment problems. These difficulties have resulted in development of stopes and workplaces below planned levels and, consequently, lower levels of production.

     Development of additional production stopes is required for the Copper Rand Mine to attain the level of production to begin commercial production. Management estimates that $4,000,000 of additional funds are required to be able to obtain the desired level of commercial production. Management is seeking different solutions to meet that requirement, including sale of assets.

     Under the law, actions by creditors to collect indebtedness owed by the Company prior to June 30, 2005 (pre-petition) are stayed and certain other pre-petition contractual obligations may not be enforced against the Company.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS - NONE

ITEM 15. CONTROLS AND PROCEDURES

     "Disclosure controls and procedures" are controls and other procedures that are designed to ensure that information required to be disclosed by Campbell in the reports it files with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that the information is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

     Graham G. Clow obtained a B.Sc in Geological Engineering in 1972, and a B.Sc in Mining Engineering in 1974. He has 32 years experience in the mining industry at all levels from operations to corporate, including chief executive officer of public companies.

     James C. McCartney has 40 years of experience as a corporate lawyer in the fields of corporate finance and mergers and acquisitions in major part for mining companies.

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

     The Audit Committee meets on a quarterly basis and holds special meetings as circumstances require. All three members attended the five meetings of the Audit Committee held during the last fiscal year, with the exception of Mr. McCartney, who was absent for two meetings, and Mr. Pralle, who was absent for one meeting.

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

ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

(A)  AUDIT FEES

     The aggregate fees billed for professional services rendered by Samson Belair / Deloitte & Touche s.e.n.c.r.l., the principal accountant for the Company, for the audit of the Company's annual financial statements and services normally provided by such accountants in connection with the Company's statutory and regulatory filings for the Company's fiscal year ended December 31, 2005, were $200,000 (2004 - $167,086).

(B)  AUDIT-RELATED FEES

     The aggregate fees billed for assurance and related services by Samson Belair / Deloitte & Touche s.e.n.c.r.l. that are reasonably related to the performance of the audit or review of the Company's financial statements were $nil for the Company's fiscal year ended December 31, 2005 (2004 - $16,604).

(C)  TAX FEES

     The aggregate fees billed for products and services rendered by Samson Belair / Deloitte & Touche s.e.n.c.r.l. for tax compliance, tax advice and tax planning for the Company's fiscal ended December 31, 2005 were $nil (2004 - $4,413). Such services included special tax service rendered in connection with a notice of assessment issued by the fiscal authorities.

(D)  ALL OTHER FEES

     The aggregate fees billed for professional services rendered by Samson Belair / Deloitte & Touche s.e.n.c.r.l. other than the fees reported in this
Item 16C above for the Company's fiscal year ended December 31, 2005 were $5,774 (2004-$5,978).

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

(F)  AUDITORS USE OF NON-PERMANENT EMPLOYEES

     None of the hours expended by Samson Belair / Deloitte & Touche s.e.n.c.r.l. on its engagement to audit the Company's financial statements for the fiscal year ended December 31, 2005, were performed by persons other than fulltime permanent employees of Samson Belair / Deloitte & Touche s.e.n.c.r.l.

INTEREST OF AUDITORS

     Samson Belair / Deloitte & Touche s.e.n.c.r.l. are the Independent Registered Chartered Accountants of the Company and are independent within the meaning of the Code of Ethics of the Ordre des comptables agrees du Quebec, and of the Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

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

     These financial statements were prepared in accordance with generally accepted accounting principles in Canada and are expressed in Canadian dollars. Such financial statements have been reconciled to US generally accepted accounting principles in Note 21. For a history of the exchange rates which were in effect for Canadian dollars against U.S. dollars, see "Currency and Metric Equivalents".

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and the Shareholders of Campbell Resources Inc.

We have audited the consolidated balance sheets of Campbell Resources Inc. (the "Company") as at December 31, 2005 and 2004 and the consolidated statements of operations, contributed surplus and deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years, included in the three-year period ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.

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

(s) Samson Belair / Deloitte & Touche s.e.n.c.r.l.
Independent Registered Chartered Accountants

Montreal, Quebec
March 13, 2006

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING STANDARDS DIFFERENCE

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's consolidated financial statements as described in Note 3 to the consolidated financial statements as well as when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders and Board of Directors dated March 13, 2006, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

(s) Samson Belair / Deloitte & Touche s.e.n.c.r.l.
Montreal, Quebec
March 13, 2006

CAMPBELL RESOURCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                       2005     2004     2003
                                                     -------   ------   ------
                                                        $         $        $
GROSS METAL SALES                                     19,915   21,833   22,307
Treatment charges                                      1,641    1,372    1,495
                                                     -------   ------   ------
Net metal sales                                       18,274   20,461   20,812
                                                     -------   ------   ------
Expenses
   Mining                                             16,346   20,853   21,516
   Amortization of property, plant and equipment       4,675    4,802    4,466
   Write-down of properties (Note 8)                  18,512    1,750       --
   General administration                              3,688    2,524    1,777
   Exploration                                           854      705       --
   Care and maintenance                                  345      365      242
                                                     -------   ------   ------
                                                      44,420   30,999   28,001
                                                     -------   ------   ------
Loss before the following items                       26,146   10,538    7,189
Interest on short term loan (Note 10)                    392       10       --
Interest expense on long-term debt (Note 14)             770      405      769
Interest income                                         (900)  (1,702)  (1,854)
Amortization of deferred charges                       1,851      264      264
                                                     -------   ------   ------
Loss from operations                                  28,259    9,515    6,368
                                                     -------   ------   ------
Other (income) expense
   Foreign exchange gain                                (334)     (47)    (682)
   Gain on sale of subsidiaries (Note 15)                 --       --   (2,296)
   Other (income) expense                             (3,577)    (797)     309
   Share of loss of affiliate                             --       --      190
                                                     -------   ------   ------
                                                      (3,911)    (844)  (2,479)
                                                     -------   ------   ------
Loss before taxes and non-controlling interest        24,348    8,671    3,889
Income and mining tax (recovery) expense (Note 16)        82     (455)      81
                                                     -------   ------   ------
                                                      24,430    8,216    3,970
Non-controlling interest                                  --      (24)     (30)
                                                     -------   ------   ------
NET LOSS                                              24,430    8,192    3,940
                                                     =======   ======   ======
WEIGHTED AVERAGE NUMBER OF COMMON SHARES ('000)      107,925   96,482   55,251
                                                     =======   ======   ======
BASIC AND FULLY DILUTED LOSS PER SHARE                  0.23     0.08     0.07
                                                     =======   ======   ======

See notes to the consolidated financial statements.

CAMPBELL RESOURCES INC.

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS AND DEFICIT
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

                                                           2005     2004     2003
                                                          ------   ------   ------
                                                             $        $        $
CONTRIBUTED SURPLUS
Balance, beginning of year                                 1,101    1,081       --
Options and warrants expired during the year (Note 13d)      303       20    1,081
                                                          ------   ------   ------
Balance, end of year                                       1,404    1,101    1,081
                                                          ======   ======   ======
DEFICIT
Balance, beginning of year                                19,200   11,008    7,068
Net loss                                                  24,430    8,192    3,940
                                                          ------   ------   ------
Balance, end of year                                      43,630   19,200   11,008
                                                          ======   ======   ======

See notes to the consolidated financial statements.

CAMPBELL RESOURCES INC.

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

                                                                     2005      2004
                                                                   -------   -------
                                                                      $         $
ASSETS
Current assets
   Cash and cash equivalents                                         1,772     1,191
   Restricted cash (Note 11c)                                          350       350
   Short-term investments                                              125       102
   Receivables                                                       1,654     2,819
   Settlements receivable                                            8,374     3,131
   Production inventories                                               67       592
   Supply inventories                                                3,330     3,982
   Prepaids                                                            877       218
                                                                   -------   -------
                                                                    16,549    12,385
Amount receivable from Copper Rand/Portage Restoration Fiduciary
   Trust (Note 6)                                                    3,012     2,853
Notes receivable (Note 5)                                               --    26,145
Restricted deposits and exchange agreements (Note 7)                49,723    49,447
Future income taxes (Note 16)                                        1,324     1,901
Property, plant and equipment (Note 8)                              59,955    79,379
Accrued benefit asset (Note 19)                                      3,897     3,215
Deferred charges and other assets (Note 9)                             183     2,431
                                                                   -------   -------
                                                                   134,643   177,756
                                                                   =======   =======
LIABILITIES
Current liabilities
   Short-term loan (Note 10)                                         6,606     2,686
   Accounts payable                                                 13,563    11,149
   Accrued liabilities                                               3,695     3,670
   Current portion of long-term debt (Note 12)                      18,037     2,694
                                                                   -------   -------
                                                                    41,901    20,199
Asset retirement obligations (Note 11)                               7,738     7,321
Long-term debt (Note 12)                                            49,745    63,808
Future income taxes (Note 16)                                        4,756     4,067
Deferred royalty (Note 5)                                               --    27,776
                                                                   -------   -------
                                                                   104,140   123,171
                                                                   -------   -------
Commitments and contingencies (Note 18)
SHAREHOLDERS' EQUITY
   Capital stock (Note 13)                                          69,958    69,610
   Warrants, stock options and conversion rights (Note 13)           2,771     3,074
   Contributed surplus                                               1,404     1,101
   Deficit                                                         (43,630)  (19,200)
                                                                   -------   -------
                                                                    30,503    54,585
                                                                   -------   -------
                                                                   134,643   177,756
                                                                   =======   =======

See notes to the consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD


/s/ Andre Y. Fortier      Andre Y. Fortier
-----------------------


/s/ G. E. "Kurt" Pralle   G. E. "Kurt" Pralle
-----------------------

CAMPBELL RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

                                                               2005     2004     2003
                                                             -------   ------   ------
                                                                $         $        $
OPERATING ACTIVITIES
   Net loss                                                  (24,430)  (8,192)  (3,940)
   Adjustments to reconcile net loss to net cash
      provided by (used in) operating activities
      Amortization                                             4,675    4,802    4,466
      Write-down of the properties (Note 8)                   18,512    1,750       --
      Deferred royalty amortization                           (2,860)  (2,597)  (1,462)
      Future income tax related to flow-through
         share renunciation (Note 16)                             --     (550)      --
      Gain on sale of subsidiaries (Note 15)                      --       --   (2,296)
      Gain on sale of property, plant and equipment               (4)     (39)      --
      (Gain) loss on repurchase of royalty (Note 5)           (1,571)      --      559
      Gain on sale of short-term investments                      --     (374)    (112)
      Share of loss of affiliate                                  --       --      190
      Asset retirement accretion expense, net of the share
         assumed by the Restoration Fiduciary Trust              258      273      237
      Amortization of deferred charges and other assets        2,248      356      315
      Amortization of conversion right on long term debt         202       --       --
      Unrealized foreign exchange loss (gain)                     --       42     (717)
      Accretion of short-term loan and long-term debt             --      101      206
      Stock-based compensation (Note 13)                          --      269       43
      Deferred interest accrued on long-term debt                 51       52      136
      Non-controlling interest                                    --      (24)     (30)
      Excess of amount paid over pension plan costs             (354)     (25)     (19)
      Share purchase plan                                         12       56       --
      Share bonus plan                                            --       48       --
      Other                                                      (23)      12      (59)
   Changes in non-cash working capital (Note 17a)              2,536    5,233   (1,897)
                                                             -------   ------   ------
   Cash (used for) provided by operating activities             (748)   1,193   (4,380)
                                                             -------   ------   ------
FINANCING ACTIVITIES
   Increase in short-term loan                                 3,920    2,686       --
   (Decrease) increase in long-term debt                          (8)   8,834   (2,644)
   Issuance of capital stock (Note 13)                            25    8,748    9,288
   Future mining taxes                                            51    1,466       --
   Share issue costs (Note 13)                                    (3)    (689)    (647)
   Conversion rights on long-term debt                            --      460       --
   Warrants issued as part of private placements                  --    1,996       --
                                                             -------   ------   ------
   Cash provided by financing activities                       3,985   23,501    5,997
                                                             -------   ------   ------

CAMPBELL RESOURCES INC.

YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

                                                        2005      2004     2003
                                                       ------   -------   ------
                                                          $        $         $
INVESTING ACTIVITIES
   Restricted cash                                         --      (116)    (234)
   Notes receivable (Note 5)                               --       590    1,902
   Business acquisitions, net of cash (Note 4)             --        --      (41)
   Increase in property, plant and equipment           (2,696)  (28,053)  (4,193)
   Proceeds on sale of subsidiaries (Note 15)              --        --    1,492
   Proceeds on sale of short-term investments              --       796      729
   Proceeds on sale of property, plant and equipment       40        50       48
   Amount paid in excess of the pension plan costs
      capitalized to property, plant and equipment         --      (951)      --
   Increase in deferred charges and other assets           --      (571)      --
                                                       ------   -------   ------
   Cash used in investing activities                   (2,656)  (28,255)    (297)
                                                       ------   -------   ------
Increase (decrease) in cash and cash equivalents          581    (3,561)   1,320
Cash and cash equivalents, beginning of year            1,191     4,752    3,432
                                                       ------   -------   ------
CASH AND CASH EQUIVALENTS, END OF YEAR                  1,772     1,191    4,752
                                                       ======   =======   ======

See notes to the consolidated financial statements.

Supplementary information (Note 17b))

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE
DATA)

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

2.   GOING CONCERN

     On June 30th 2005, Campbell Resources Inc. ("Campbell") announces that the Superior Court of Quebec (Commercial Division) has granted an initial order under the Companies' Creditors Arrangement Act ("CCAA"). The court subsequently granted extensions of the CCAA protection to May 31, 2006.

     With the consent of the Monitor and the Court, the Company has determined the process of preparation and evaluation of creditors' claims that will lead up to the presentation to creditors of a plan of arrangement.

     Initial difficulties in the start-up of the Copper Rand mine and a shortage of capital have combined to create a situation where the operations could not generate enough cash to allow the Company to carry on without a financial restructuring under the Act. Difficulties encountered at Copper Rand in 2004 and 2005 included unstable ground conditions in the development of a critical ventilation raise, reduced ore and waste hoisting capacity during repairs to a section of the shaft, and, more importantly, mine equipment problems. These difficulties have resulted in development of stopes and workplaces below planned levels and, consequently, lower levels of production.

     Development of additional production stopes is required for Copper Rand to attain the level of production to begin commercial production. Management estimates that four millions dollars of additional funds are required to be able to obtain the desired level of commercial production. Management is seeking different solutions to meet that requirement, including sale of assets.

     Under the law, actions by creditors to collect indebtedness owed by the Company prior to June 30, 2005 (pre-petition) are stayed and certain other pre-petition contractual obligations may not be enforced against the Company.

     Specifically, Campbell expects to continue exploring, developing, mining and processing precious and based metals, paying vendors for inventory, parts and services received during the reorganization process and providing employees with uninterrupted wages, healthcare coverage, vacation and sick leave.

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE
DATA)

2.   GOING CONCERN (CONTINUED)

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. If the going concern basis is not appropriate, adjustments may be necessary in the carrying amounts and/or classification of assets and liabilities in these consolidated financial statements. While under the protection of the CCAA, the Company may sell or otherwise dispose of assets, and liquidate or settle liabilities for amounts other than those reflected in the consolidated financial statements. Additionally, the amounts reported on the consolidated balance sheets could materially change because of changes in business strategies and the effects of any proposed reorganization plan.

     Due to material uncertainties, it is not possible to predict the length of time the Company will operate under CCAA protection, the outcome of the reorganization in general, the effect of the reorganization on the Company's business or the recovery by creditors of the Company. Because of the ongoing nature of the current proceedings, the outcome of which is not presently determinable, the accompanying financial statements are subject to material uncertainties and may not be indicative of the results of the Company's future operations or financial position and as such there is substantial doubt about the Company's ability to continue as a going concern.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Preparation of consolidated financial statements

     The consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain material respects with United States GAAP. Significant differences relevant to the Company are presented in Note 21.

     Use of estimates

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses during the period. Actual results could differ from estimates. During the fiscal periods presented, management has made a number of significant estimates and valuation assumptions, including estimates of the net realizable value of receivables, settlement receivables and notes receivable, inventories, the useful lives of capital assets, the recoverability of mining properties, the future costs associated with environmental and site restoration matters, valuation of future income taxes and the fair value of financial assets and liabilities. These estimates and valuation assumptions are based on current information and management's planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE
DATA)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

     Supply inventories

     Supply inventories are valued at the lower of average cost and replacement cost.

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

     Mining properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Conditions that may trigger an impairment assessment include changes in reserve estimates, commodity prices or estimated operating and reclamation and restoration costs. If estimated future net undiscounted cash flows expected to result from the use of the properties and their eventual disposal are less than the carrying amount, then these properties are written down to their estimated fair value amount determined on a discounted basis. Estimated future net discounted cash flows are based on current estimated reserves and current estimates of future commodity prices and operating and reclamation and restoration costs.

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE
DATA)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Deferred charges and other assets

     Deferred charges and other assets are comprised principally of charges incurred in relation to the royalty sale (Note 5). These charges are amortized on a straight-line basis over a 10-year period. The fees related to the long-term debt and short-term loan are amortized on a straight-line basis over the financing period.

     Stock-based compensation plans

     The Company has two stock-based compensation plans, which are described in
     Note 13. No compensation expense for these plans was recognized prior to 2003, when stock options were issued to directors or employees. Any consideration paid by employees and directors on exercise of these stock options is credited to share capital.

     The Company prospectively adopted the fair value based method to account for stock-based compensation costs arising from awards to employees in 2003.

     Deferred royalty

     The deferred royalty was considered deferred income and was amortized based on the number of tons extracted from the Joe Mann Mine multiplied by $35 per ton in 2005 and thereafter ($14 per ton in 2004 and $8 per ton in 2003).

     Asset retirement obligations

     In 2003, the Company opted for early adoption of the recommendations of
     Section 3110 of the CICA Handbook, entitled "Asset Retirement Obligations". This section establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs.

     The estimated costs of asset retirement obligations are based on periodic evaluations performed by Company management and engineers. In addition, the Company's financial personnel estimated the appropriate risk-free credit adjusted interest rate and annual inflation rate to be used in calculating the asset retirement obligations. The Company uses its recent borrowing experience in determining the appropriate risk-free interest rate to be used. The annual inflation rate used in the computations is based on the previous year average consumer price index of Canada. Changes in such estimates could significantly affect the Company's operating costs and net results.

     In 2003, this new section was adopted retroactively with the restatement of previous years' financial statements and had for effect a $2,148,000 decrease of the deficit as at January 1, 2003.

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE
DATA)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Impairment of long-lived assets

     The CICA Handbook Section 3063, Impairment of Long-Lived Assets provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. The provisions of the Section require an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured at the amount by which its carrying amount exceeds its fair value.

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

     Revenue recognition

     The Company recognizes metal revenue when title to delivered gold, silver or copper and the risks and rewards of ownership are passed to the buyer. All commodity price adjustments are recorded monthly based on current commodity market prices and quantity adjustments that are recorded when final settlement has occurred. All adjustments are recorded to gross metal sales.

     Earnings per share

     Basic earnings per share are based on the weighted average number of shares outstanding during the year.

     The Company's use of the treasury stock method in calculating diluted earnings per share is consistent with United States GAAP.

     Flow-through shares

     Effective March 2004, the Company adopted the recommendation of the Emerging Issues Committee ("EIC") 146 of the CICA, Flow-through shares. Under the terms of flow-through share agreements, tax attributed to the related expenditures is renounced to subscribers. This EIC requires the Company to recognize the foregone tax benefits at the date that the Company renounces the tax credits associated with the expenditure, provided there is reasonable assurance that the expenditures will be made. To recognize the foregone tax benefit to the Company, the carrying value of the shares issued in fiscal 2004 has been reduced by the tax effect of the tax benefits renounced to subscribers in the amount of $550,000 (see Note 16).

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE
DATA)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

     RECENT ACCOUNTING CHANGES

     2005

     Mining assets - Impairment and business combinations

     The CICA issued an Emerging Issue Committee Abstract 152 that discuss whether a mining entity should include value beyond proven and probable reserves and the effect of anticipated fluctuations in the future price of minerals when allocating the purchase price of a business combination and testing a mining asset for impairment. The adoption of this guideline had no impact on the financial statements.

     Consolidation of variable interest entities

     Accounting Guideline 15, Consolidation of Variable Interest Entities ("VIEs"), provides clarification on the consolidation of those entities defined as "Variable Interest Entities", when equity investors are not considered to have a controlling financial interest, or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. VIEs are commonly referred to as special purpose entities. The guideline came into effect for interim periods beginning on or after November 1, 2004. The adoption of this guideline had no impact on the financial statements.

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

     These revisions came into effect on January 1, 2005. Because the Company does not have any instruments with these characteristics, adopting this section on January 1, 2005 has not affected the financial statements.

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE
DATA)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     FUTURE ACCOUNTING CHANGES

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

     Comprehensive income is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders. It includes items that would not normally be included in net earnings, such as:

     - changes in the currency translation adjustment relating to self-sustaining foreign operations

     -    unrealized gains or losses on available for-sale investments

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

     Adopting these sections on January 1, 2007 will require that the Company start reporting the following items in the financial statements:

     -    comprehensive income and its components

     -    accumulated comprehensive income and its components.

     Non-monetary transactions

     The CICA issued Section 3831, non-monetary transaction.

     The main feature of this Section is a general requirement to measure an asset or liability exchanged or transferred in a non-monetary transaction at fair value, unchanged from the requirement in former Section 3830. However, an asset exchanged or transferred in a non-monetary transaction is measured at its carrying amount when:

          -    the transaction lacks commercial substance;

          - the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;

          - neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or

          - the transaction is a non-monetary non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.

     The new requirements are effective for non-monetary transactions initiated in period beginning on or after January 1, 2006.

     Management will evaluate the impact on the financial statements of adopting this section when a transaction will happen.

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE
DATA)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     FUTURE ACCOUNTING CHANGES (CONTINUED)

     Financial Instruments - Recognition and Measurement

     The CICA issued Section 3855 of the CICA Handbook, Financial Instruments - Recognition and Measurement. The section is effective for fiscal years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.

     This section requires that:

     - all financial assets be measured at fair value, with some exceptions like loans and investments that are classified as held-to-maturity;

     - all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying value; and

     - all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

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

     Hedging is an activity that may be used by a company to change an exposure to one or more risks by creating an offset between:

     - changes in the cash flows attributable to a hedged item and a hedging item, or

     - changes resulting from a risk exposure relating to a hedged item and a hedging item.

     Hedge accounting makes sure that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of operations in the same period.

     Management will evaluate the impact on the financial statements of adopting this section on January 1, 2007.

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE
DATA)

4.   BUSINESS ACQUISITIONS

     On November 30, 2004, the Company acquired for a consideration of $3,219,000 the minority held interest of 24% in the outstanding shares of Copper Rand Corporation ("CCR") which then became a wholly owned subsidiary. This acquisition did not have a significant impact on the results of operations for the years ended December 31, 2004 and 2003 since CCR was and is still in the development stage. CCR is engaged in the development, mining and processing of precious and base metals. The Company recorded these transactions using the acquisition method which is summarized as follows:

                                       2005    2004      2003
                                       ----   ------   -------
                                        $        $        $
Assets acquired
   Cash and cash equivalents             --       --         4
   Inventories                           --       --     1,953
   Property, plant and equipment         --   (2,501)   34,861

Liabilities assumed
   Accounts payable                      --       --      (135)
   Due to an affiliated company          --       --    (3,850)
   Future income taxes                   --       --      (700)
   Long-term debt (c)                    --       --   (14,658)
   Deferred subsidy                      --       --       (97)
   Other liabilities                     --       --      (300)
   Non controlling interest              --    5,721    (5,776)
                                        ---   ------   -------
Fair value of net assets acquired        --    3,220    11,302
                                        ===   ======   =======
Consideration
   Issuance of common shares (a) (b)     --    3,219     5,000
   Acquisition costs                     --        1        45
   Initial investment of 26% in CCR      --       --     6,257
                                        ---   ------   -------
                                         --    3,220    11,302
                                        ===   ======   =======

(a) The value of $3,219,000 for the 5,853,660 shares issued as consideration for the November 2004 acquisition of the 24% tranche in CCR was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms were agreed to by the parties.

(b) The value of $5,000,000 for the 12,195,120 shares issued as consideration for the 2003 acquisition of the 50% interest in CCR was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the acquisition were agreed to by the parties.

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

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE
DATA)

5.   NOTES RECEIVABLE AND DEFERRED ROYALTY

     In previous years, the Company executed royalty sales to be paid on the future production of the Joe Mann and Corner Bay properties for an aggregate amount of $32,400,000. In 2003, the Company repurchased the tranche of royalty sales based on future production of the Corner Bay property for $10,814,000, realized a loss of $559,000, and sold a tranche of royalty on the future production of the Joe Mann property for $10,255,000.

     The royalty was paid to the unitholders based on the following formula: $8 per ton of ore for 2002 and 2003, $14 for 2004 and $35 from January 1, 2005 until the net proceeds of the royalty sale plus interest of 10% compounded annually, exceed the aggregate of all royalty payments, from the date paid to the date of determination, at 10% compounded annually and $1.50 per ton thereafter. The royalty paid yearly by the Company was taxable in the hands of the unitholders who were entitled to resource allowance on the royalty income received. In addition, Canadian development expenditure deductions for an amount aggregating $32,400,000 may be claimed by the unitholders over the years.

     The unitholders had the right to require the Company to retract the royalty on or at any time after May 1, 2004 at the fair market value of the royalty unit.

     In 2005, the unitholders exercised their right and the Company repurchased the deferred royalty for a total lump sum of $5,900,000. This deferred royalty amounted to $24,908,000 at the time of the repurchase and the Company therefore recorded a gain of $19,008,000. However, given the uncertainty regarding the collection of the notes receivable from the unitholders, the Company has recorded an allowance for doubtful account equal to the remaining portion of the amount, which stood at $17,437,000 at the repurchase date. The net impact resulting from the repurchase of the deferred royalty aggregates $1,571,000 and is included in other income. The Company intends to take legal action to recover the entire amount.

6.   AMOUNT RECEIVABLE FROM COPPER RAND/PORTAGE RESTORATION FIDUCIARY TRUST

     The Company through its subsidiary, MSV Resources Inc. ("MSV"), has access to an environmental fund, the Copper Rand/Portage Restoration Fiduciary Trust, totalling approximately $4,100,000 ($4,400,000 in 2004). This fund is held in trust by a trust company, Computershare of Canada, for the rehabilitation and restoration of sites acquired in 1993 by MSV from Westminer Canada Limited ("Westminer"); the sites are Copper Rand, Portage, Jaculet and Copper Cliff. At the time it was created, this fund was not recorded, as it had been provided by Westminer and could only be used by the Company for the restoration of these sites.

     Given that the subsidiary, MSV, has a legal obligation to undertake future rehabilitation work on these sites, and since MSV has access to this fund, the Company recorded the asset retirement obligations, in accordance with the provisions of Section 3110 of the CICA Handbook and also recorded a receivable equal to this provision from this fund, without exceeding the amounts available in the fund. As at December 31, 2005, the asset retirement obligations total $3,012,000 ($2,853,000 in 2004).

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE
DATA)

6. AMOUNT RECEIVABLE FROM COPPER RAND/PORTAGE RESTORATION FIDUCIARY TRUST (CONTINUED)

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

7.   RESTRICTED DEPOSITS AND EXCHANGE AGREEMENTS

     As described in Note 12a), the Company, in 1991, entered into a series of Exchange Agreements and made deposits with an international bank to secure all principal and interest payments associated with the Guaranteed Subordinate Debentures and Notes and Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares. These deposits expire in 2007 and earn interest at Canadian Bankers' Acceptance rates. The deposits and the Exchange Agreements were irrevocably assigned to secure all payments due to investors.

     Interest accumulates on the restricted deposits and the Exchange Agreements over the term of the financing arrangement to attain $50,000,000, which is the amount due at the end of the financing arrangement.

8.   PROPERTY, PLANT AND EQUIPMENT

                                                              2005
                                               ---------------------------------
                                                          Accumulated   Net book
                                                 Cost    amortization     value
                                               -------   ------------   --------
                                                  $            $            $
Property, plant and equipment
   Road                                            730          730          --
   Plant                                         7,466        5,909       1,557
   Mining, exploration and milling equipment    36,764       17,626      19,138
   Office furniture and computer equipment       1,388        1,155         233
                                               -------      -------      ------
                                                46,348       25,420      20,928

Mining properties
   Joe Mann property                           116,727      115,633       1,094
   Copper Rand property                         31,793           --      31,793
   Exploration properties                        6,140           --       6,140
                                               -------      -------      ------
                                               154,660      115,633      39,027
                                               -------      -------      ------
                                               201,008      141,053      59,955
                                               =======      =======      ======

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE
DATA)

8.   PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

                                                              2004
                                               ---------------------------------
                                                          Accumulated   Net book
                                                 Cost    amortization     value
                                               -------   ------------   --------
                                                  $            $            $
Property, plant and equipment
   Road                                            730          730          --
   Plant                                         7,461        5,867       1,594
   Mining, exploration and milling equipment    36,637       14,394      22,243
   Office furniture and computer equipment       1,367        1,119         248
                                               -------      -------      ------
                                                46,195       22,110      24,085
Mining properties
   Joe Mann property                           116,727      114,270       2,457
   Copper Rand property                         46,042           --      46,042
   Exploration properties                        6,795           --       6,795
                                               -------      -------      ------
                                               169,564      114,270      55,294
                                               -------      -------      ------
                                               215,759      136,380      79,379
                                               =======      =======      ======

     In 2005, the Company wrote down by an amount of $16,702,000 its mining interest in the Copper Rand property based on an assets impairment analysis, which was required following the development problems encountered in 2004 and 2005 and the reassessment of the additional development required to enable the company to reach commercial production level.

     In 2005, the Company wrote down by an amount of $1,810,000 its mining interests in the Discovery project following its intention to the sell of the property in early 2006.

     In 2004, the Company wrote down by an amount of $1,750,000 its mining interests in the Joe Mann property based on an asset impairment analysis, which was required following the updated reserve calculations which reduced the mine's estimated useful life.

     Also during 2004, the Company concluded an agreement with Metanor Resources Inc. ("Metanor") to sell for an amount of $2,300,000 all of its interest in the Bachelor Lake Property, subject to the Wolfden option. An amount of $300,000 was received in 2004 but given the uncertainty regarding Metanor's ability to secure the required financing of the transactions in 2004, management of the Company had estimated that the $2,000,000 receivable should be fully provided for. In 2005, the $2,000,000 was received from Metanor and was included in other income along with the gain on the repurchase of the royalty.

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE
DATA)

9.   DEFERRED CHARGES AND OTHER ASSETS

                                                        2005
                                          -------------------------------
                                                   Accumulated   Net book
                                           Cost   amortization     value
                                          -----   ------------   --------
                                            $           $            $
Fees related to the sale of the royalty   2,486       2,486          --
Fees related to the long-term debt          455         272         183
Fees related to the short-term loan         200         200          --
                                          -----       -----         ---
                                          3,141       2,958         183
                                          =====       =====         ===

                                                        2004
                                          -------------------------------
                                                   Accumulated   Net book
                                           Cost   amortization     value
                                          -----   ------------   --------
                                            $           $            $
Fees related to the sale of the royalty   2,486        635         1,851
Fees related to the long-term debt          455         47           408
Fees related to the short-term loan         200         28           172
                                          -----        ---         -----
                                          3,141        710         2,431
                                          =====        ===         =====

10.  SHORT TERM LOAN

     The short term loan is bearing interest at LIBOR rate plus 4% per annum (2.5% in 2004) and is secured by the settlements receivable.

11.  ASSET RETIREMENT OBLIGATIONS

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

     a) Change in obligation

          The following tables set forth the evolution of the asset retirement obligations for the years ended December 31, 2005, 2004 and 2003.

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE
DATA)

11.  ASSET RETIREMENT OBLIGATIONS (CONTINUED)

                                                  Adjusted
                        Balance at   Accretion       or       Balance at
                         beginning    expense    (incurred)       end
                        ----------   ---------   ----------   ----------
                             $           $            $            $
2005

Campbell Mill              2,622        157           (1)       2,778
Joe Mann Mine                786         47           (4)         829
Eastmain Mine                968         58            1        1,027
Cedar bay Mine                29         --           --           29
Corner Bay project            19          1           --           20
Henderson I and II            44          2           (3)          43
Copper Rand Mine           2,722        162           (2)       2,882
Portage, Jaculet and
   Copper Cliff Mines        131          5           (6)         130
                           -----        ---         ----        -----
                           7,321        432          (15)       7,738
                           -----        ---         ----        -----

2004

Campbell Mill              2,502        150          (30)       2,622
Joe Mann Mine                645         39          102          786
Eastmain Mine                952         57          (41)         968
Cedar bay Mine                28          1           --           29
Corner Bay project            18          1           --           19
Henderson I and II            50          2           (8)          44
Copper Rand Mine           2,771        165         (214)       2,722
Portage, Jaculet and
   Copper Cliff Mines        146          8          (23)         131
                           -----        ---         ----        -----
                           7,112        423         (214)       7,321
                           -----        ---         ----        -----

                                                  Adjusted
                        Balance at   Accretion       or       Balance at
                         beginning    expense    (incurred)    beginning
                        ----------   ---------   ----------   ----------
                             $           $            $            $
2003

Campbell Mill              2,360        142          --          2,502
Joe Mann Mine                609         36          --            645
Eastmain Mine                898         54          --            952
Cedar bay Mine                27          1          --             28
Corner Bay project            17          1          --             18
Henderson I and II            47          3          --             50
Copper Rand Mine           2,614        157          --          2,771
Portage, Jaculet and
   Copper Cliff Mines        138          8          --            146
                           -----        ---         ---          -----
                           6,710        402          --          7,112
                           =====        ===         ===          =====

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE
DATA)

11.  ASSET RETIREMENT OBLIGATIONS (CONTINUED)

     b) Information used in the calculation of the asset retirement obligations

          The Company is using a credit adjusted risk free rate of 6%. The following table sets forth the assumptions used in the calculation of the obligations for the year ended December 31, 2005:

                        Total estimated   Discount
                            cash flow      periods
                        ---------------   --------
                               $
Campbell Mill                4,172             18
Joe Mann Mine                  836              5
Eastmain Mine                1,166              7
Cedar Bay Mine                  28              3
Corner Bay project              21              4
Henderson I and II              43              3
Copper Rand Mine             3,135              8
Portage, Jaculet and
   Copper cliff Mines          127              3
                             -----
                             9,528
                             -----

     c)   The fair value of the assets

     The asset retirement obligations for Copper Rand, Portage, Jaculet and Copper Cliff Mines are assumed by the Copper Rand/Portage Restoration Fiduciary Trust. Furthermore, at December 31, 2005, the Company had posted a security deposit of $350,000 for the Joe Mann Mine and a Canadian bond from the Copper Rand/Portage Restoration Fiduciary Trust of $1,163,000 as a guarantee for the Copper Rand Mine restoration obligation.

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE
DATA)

12.  LONG-TERM DEBT

                                                                 2005     2004
                                                                ------   ------
                                                                   $        $
Guaranteed Subordinated Debentures, bearing interest at
   varying rates (2005 effective average rate of 5.16% in
   2005 and 4.89% in 2004), repayable at maturity in 2007 (a)   38,000   38,000

Guaranteed Non-Cumulative Redeemable Retractable Preferred
   Shares of a subsidiary (50 shares), with a nominal value
   of $12,000,000 (a)                                           11,723   11,447
                                                                ------   ------
                                                                49,723   49,447
Exchangeable Capital Units facility agreement bearing
   interest at an average of LIBOR plus 3.5% per annum,
   interest payable quarterly, secured by collateral security
   and maturing on November 2, 2006 (b)                          3,809    3,607

Credit facility including $396,772 in accrued interest,
   ($567,000 in 2004) secured by a first-ranking encumbrance
   on the assets of CCR and secured by MSV, bearing interest
   at the average prime rate of six Canadian banks plus 1.5%, repayable from June 30, 2005 in quarterly instalments,
   maturing March 2009 (c)                                      13,326   12,567

Convertible Debentures with interest accrued thereon of
   $238,000 ($187,000 in 2004) (d)                                 888      837
Other                                                               36       44
                                                                ------   ------
                                                                67,782   66,502
Current portion                                                 18,037    2,694
                                                                ------   ------
Balance due in 2007                                             49,745   63,808
                                                                ======   ======

     As a result of the going concern discussed in Note 2, all of the long-term debt, to the exception of the Guaranteed Subordinated Debentures and Guaranteed Non Cumulative, Redeemable, Retractable Preferred Shares, were classified as current liabilities as at December 31, 2005, since the Company was in default of the repayment terms and covenants.

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)

12.  LONG-TERM DEBT (CONTINUED)

     a) In 1991, a subsidiary of the Company entered into a financing arrangement ("Arrangement") whereby it issued to a group of Canadian financial institutions $38,000,000 of Guaranteed Subordinate Debentures and Notes ("Debentures") and $12,000,000 of Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares ("Preferred Shares"). The Debentures are guaranteed by a series of restricted deposit and Exchange Agreements (Note 7), subordinate to all existing non-tradable debt and future senior debt, and cannot be prepaid. The Preferred Shares are redeemable at any time at an amount of $240,000 per Preferred Share, rank equally and pari passu with the common shares for dividends when declared, and are retractable in 2007.

          In order to secure the performance and repayment of the Debentures and Preferred Shares, the Company's subsidiary entered into a series of Interest Rate and Currency Exchange Agreements, referred to as Exchange Agreements, with a major international bank. The Exchange Agreements provide for the conversion of one floating rate interest basis to another and for differences in the timing of payments so as to match the interest payment requirements under the Debentures, repayment of the Debentures upon maturity and retraction of the Preferred Shares. The Company's subsidiary invested $29,850,000 in restricted deposits and $16,150,000 as an initial payment under the Exchange Agreements with the counterparty, all of which have been assigned to secure all payments due under the Exchange Agreements (Note 7). The deposits and Exchange Agreements were irrevocably assigned directly to and accepted by the investors.

          The Preferred Shares will increase to their nominal value of $12,000,000 over the term of the financing period.

          Under the term of the Exchange Agreements, the deposit will be drawn down to nil by January 2007. The Exchange Agreements provide for termination payments to be made to the subsidiary of the Company totalling $50,000,000 in January 2007.

     b) In 2004, a subsidiary of the Company entered into an Exchangeable Capital Units ("ECU") financing agreement of $4,000,000 with RMB Resources Ltd. ("RMB"), guaranteed by a first-ranking hypothec on the Corner Bay, Eastmain and Joe Mann properties, and a floating charge on all other Company assets. The net proceeds were used to complete the development at the Copper Rand Mine and to increase working capital.

          The amounts borrowed could be redeemed by a tranche of $500,000 on or before May 2, 2005, at the Company's option. On May 2, 2005, RMB had the possibility to convert into the Company's common shares, a maximum of $1,000,000. After May 2, 2005, and before November 2, 2006, the maturity date, RMB may elect to convert part or the balance owing under this facility into common shares of the Company. In both instances, the rate of conversion will be $0.574 per share if the average share price is less than $1.70 per share for a period of 20 days prior to the conversion. If the average price of the share for the 20-day period is equal to or higher than $1.70 per share, the rate of conversion will be the period average multiplied by the rate of conversion of $0.574 per share and divided by $1.70. The balance outstanding is reimbursable by the Company on November 2, 2006. If the Company decides not to pay the interest, RMB may elect to add the interest payable to the balance of the loan or to convert it into common shares of the Company based on the current market price of the shares. The value assigned to the conversion rights granted was estimated at $460,000 (Note 13d).

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)

12.  LONG-TERM DEBT (CONTINUED)

     c) The interests of $759,394 in 2005 were capitalized to property, plant and equipment since CCR was in development ($468,480 in 2004).

     d) The debentures are unsecured, bear interest at 8% annually, plus an additional interest charge calculated as follows: 1% for every $1 million of unpaid capital multiplied by the net smelter return ("NSR"), which is reduced by $40 multiplied by the tonnage of ore produced by the Copper Rand Mine. This charge will be determined at the end of each year, beginning with the first repayment of capital. The first interest payment is due July 1, 2005, and quarterly thereafter. The debentures are repayable as to 20% of capital on July 1, 2005, as to 40% on July 1, 2006 and up to 40% on July 1, 2007, or
          are convertible into common shares at a price of $1.025 per share or up to a maximum of $1.64 based on an increase of the gold price above US$350. During 2003, $2,500,000 of these debentures plus accrued interest of $385,000 were converted into 2,815,000 common shares.

13.  CAPITAL STOCK

     a)   Authorized shares

          Preference shares - unlimited, issuable in series, without par value

          Common shares - unlimited

     b)   Issued and outstanding shares

                                            2005                      2004                      2003
                                  -----------------------   -----------------------   -----------------------
                                      Shares       Amount       Shares       Amount       Shares       Amount
                                  --------------   ------   --------------   ------   --------------   ------
                                  (in thousands)      $     (in thousands)      $     (in thousands)      $
Common shares
   Balance, beginning of year         107,238      69,610        86,762      55,429       44,478       30,013
   Issued
   Private placements                      --          --        11,041       6,175       14,167        6,930
      Conversion of convertible
      debentures (Note 12)                 --          --           510       3,349        2,815        2,885
   Flow through shares                     --          --         2,690       1,224        1,431        1,419
      Business acquisitions
         (Note 4)                          --          --         5,854       3,219       12,195        5,000
   Reimbursement of
      the credit facility
      of the business
      acquired (Note 4)                    --          --            --          --       10,459        8,158
   Payment of debt                        871         311            --          --          693          732
Exercise of warrants
   and options                             --          --            --          --          325          186
   Share purchase plan                    104          37           306         166          199          106
   Share Bonus Plan                        --          --            75          48           --           --
                                      -------      ------       -------      ------       ------       ------
Balance, end of year                  108,213      69,958       107,238      69,610       86,762       55,429
                                      =======      ======       =======      ======       ======       ======

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)

13.  CAPITAL STOCK (CONTINUED)

     b)   Issued and outstanding shares (continued)

          In 2004, an amount of $550,000 has been applied in reduction of the flow-through shares proceeds in order to reflect the tax effect of the tax benefits renounced in favour of the subscribers (nil in 2005).

          As part of the 2004 private placements and flow-through share financing, the Company incurred in 2005 issuance costs of $3,000 which was applied against Capital Stock issued in payment of debt ($689,000 and $647,000 for the years ended December 31, 2004 and 2003 respectively).

     c)   Employee Incentive Plan and Directors' Stock Option Plan

          The Employee Incentive Plan comprises a Share Option Plan, a Share Purchase Plan, a Share Bonus Plan and a Share Loan Plan. The Share Purchase Plan calls for Company contributions of an amount equal to 50% of the employee contributions, which can amount to a maximum of 5% of their basic annual salaries or wages. The common shares are issued on a quarterly basis at market value. In 2005, 103,724 common shares were issued at an average price of $0.36 per share (in 2004, the Company issued a total of 305,705 common shares at an average current market price of $0.54 per share and 198,816 common shares at $0.53 for
          2003).

          Under the Share Bonus Plan, common shares can be issued to full-time salaried employees as a bonus in recognition of services as determined by the Compensation Committee or the Board of Directors. In 2005, no shares were issued (75,000 shares were issued under the plan at a current market price of $0.64 per share in 2004, no shares were issued in 2003).

          The Share Loan Plan provides the Compensation Committee or the Board of Directors the discretion to make loans to full-time employees to enable them to acquire common shares in the Company. No loans are presently outstanding under this plan.

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)

13.  CAPITAL STOCK (CONTINUED)

     c)   Employee Incentive Plan and Directors' Stock Option Plan (continued)

          Options granted under the Directors' and Employee Share Option Plans having no vesting period expire no later than five years from the date on which they were granted and all current options expire on or before May 31, 2009. Changes in the share option plans are as follows:

                                       2005                        2004                        2003
                            -------------------------   -------------------------   -------------------------
                                             Weighted                    Weighted                    Weighted
                                              average                     average                     average
                                             exercise                    exercise                    exercise
                                Shares         price        Shares         price           Shares      price
                            --------------   --------   --------------   --------   --------------   --------
                            (in thousands)       $      (in thousands)       $      (in thousands)       $
Outstanding,
   beginning of year             2,270         0.62          1,700         0.66          2,181         0.86
Granted                             --           --            645         0.64            100         0.66
Expired and cancelled (1)         (135)        0.74            (75)        1.64           (342)        1.99
Exercised                           --           --             --           --           (239)        0.59
                                 -----         ----          -----         ----          -----         ----
Outstanding,
   end of year                   2,135         0.61          2,270         0.62          1,700         0.66
                                 =====         ====          =====         ====          =====         ====

(1) 120 000 options initially accounted for as stock-based compensation expense, for an amount of approximately $45,000, were cancelled in 2005 and applied to contributed surplus (45,000 options for $20,000 in 2004).

          The following summarizes information about stock options outstanding at December 31, 2005:

                       Options outstanding and exercisable

                                      Weighted
                                      average     Weighted
    Range of                         remaining     average
    exercise           Number       contractual   exercise
      price          outstanding       life         price
----------------   --------------   -----------   --------
        $          (in thousands)                     $
0.44 - 0.64             1,565           1.5         0.58
0.67 - 0.80               570           1.5         0.68
                        -----           ---         ----
                        2,135           1.5         0.61
                        =====           ===         ====

          The Black-Scholes model, used by the Company to calculate option values granted to employees and directors, was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions. This model also requires four highly subjective assumptions, including future stock price volatility and expected duration, which greatly affect the calculated values.

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)

13.  CAPITAL STOCK (CONTINUED)

     c)   Employee Incentive Plan and Directors' Stock Option Plan (continued)

          The fair value of the options granted and the assumptions are as follows:

                                   2005     2004         2003
                                   ----   --------   -----------
                                     $        $           $
Fair value of each option           --    $   0.42   $      0.44
Stock-based compensation expense    --    $269,000   $    43,000
Number of options                   --     645,000       100,000
Assumptions
   Risk-free interest rate          --        3.68%   4.02-4.11%
   Expected return on share         --         nil           nil
   Expected volatility              --          78%       85-90%
   Expected duration                --     5 years       5 years

     d)   Warrants, stock options and conversion rights

          During the three years period ended December 31, 2005, the Company entered into various Capital Stock issuances, long-term debt financings and granted stock options as part of the employee Incentive Plan and Directors' Stock option Plan. The value assigned to the warrants, stock options and conversion rights issuance during the three-year period can be summarized as follows:

                                                    2005    2004    2003
                                                   -----   -----   ------
                                                     $       $        $
Balance, beginning of year                         3,074     301    1,339
Warrants issued as part of the private placement      --   1,996       --
ECU-conversion rights                                 --     460       --
Credit facility                                       --      68       --
Stock-based compensation expense                      --     269       43
Expired options and warrants                        (303)    (20)  (1,081)
                                                   -----   -----    -----
Balance, end of year                               2,771   3,074      301
                                                   =====   =====    =====

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE
DATA)

13.  CAPITAL STOCK (CONTINUED)

     2004

          In 2004, 5,511,500 share purchase warrants were issued with regard to the private placement. Each warrant entitles the holder to purchase one common share at $1.20 per share until March 11, 2007. The fair value of the warrants as at the date of issuance was estimated at $1,996,000 and applied in reduction of the proceeds received for the issued shares of the private placement, as part of capital stock.

          As part of the ECU financing entered into during 2004, the Company issued conversion rights as detailed in Note 12b). The fair value of these conversion rights as at the date of the agreement was estimated at $460,000.

          Also in 2004, as part of the short-term loan, the Company granted warrants to purchase 200,000 common shares at a price of $0.65 per share. The fair value was estimated at the date of the grant at $68,800.

     d)   Warrants, stock options and conversion rights (continued)

          The Company recorded the fair value of the warrants issued or conversion rights granted as of the date of issuance using the Black-Scholes pricing model with various assumptions regarding risk free interest rate, expected dividend yield of nil, expected volatility and expected life as follows:

                                                           Exchangeable
                                                Private       Capital     Short-term
                                              placements       Units         loan
                                              ----------   ------------   ----------
Fair value of warrants or conversion rights   $     0.36            (1)   $   0.34cent(s)
Fair value                                    $1,996,000    $  460,000    $ 68,800
Number of warrants, options or rights          5,511,500     7,834,074     200,000

Assumptions:

Risk free interest rate                             4.06%          3.2%        3.2%
Expected return on share                             nil           nil         nil
Expected volatility                                   80%        64.69%         79%
Expected duration                                3 years       2 years     3 years

(1) The fair value of the conversion rights was established based on management's appreciation of the probability of the repayment of the debt for its entire amount by the Company or its conversion into common shares by the holder.

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE
DATA)

13.  CAPITAL STOCK (CONTINUED)

     2003

     In 2003, an amount of $1,081,000 related to expired warrants was applied against the contributed surplus. These warrants were issued as part of a private placement in 2002 and expired on May 15, 2003. Also, 86,000 common shares were issued following the exercise of 86,000 options to purchase common shares at $0.52 per share.

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

14.  INTEREST EXPENSE ON LONG-TERM DEBT

                                                    2005     2004     2003
                                                   ------   ------   ------
                                                      $        $        $
Exchangeable Capital Units facility                   713      146       --
Credit facility                                        --       39      330
Guaranteed Subordinated Debentures                  1,958    1,855    2,097
Convertible Debentures                                 55      219      439
Other                                                   2        1       --
                                                   ------   ------   ------
                                                    2,728    2,260    2,866

Interest revenue on restricted deposits (Note 7)   (1,958)  (1,855)  (2,097)
                                                   ------   ------   ------
                                                      770      405      769
                                                   ======   ======   ======

15.  GAIN ON SALE OF SUBSIDIARIES

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

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE
DATA)

16.  INCOME AND MINING TAXES

     a)   Effective tax rate

          The income tax recovery varies from the amounts that would be computed by applying the combined Canadian federal and provincial statutory tax rates to earnings before taxes as follows:

                                            2005     2004     2003
                                           ------   ------   ------
                                              $        $        $
   Expected income tax recovery using
      statutory income tax rates           (7,552)  (2,682)  (1,318)
   Resource allowance                         220      208      153
   Valuation allowance                      7,414    2,019    1,246
                                           ------   ------   ------
Income and mining tax expense (recovery)       82     (455)      81
                                           ======   ======   ======

          The 2004 income tax recovery of $455,000 is attributable mainly to the reversal of the future income tax liability of $550,000 recorded as part of the flow-through shares issuance as required by EIC 146.

     b)   Future income taxes

          At December 31, future income taxes are as follows:

                                             2005      2004
                                           -------   -------
                                              $         $
Current future income tax assets:
   Inventories of ore and supplies             149       151
   Other                                        13        18
                                           -------   -------
                                               162       169
                                           -------   -------

Long-term future income tax assets:
   Property, plant and equipment            40,018    29,457
   Operating loss carry forwards             6,303     5,540
   Capital loss carry forwards              10,514    10,182
   Deferred royalty                             --     8,616
   Other                                     5,044     4,415
                                           -------   -------
                                            61,879    58,210
                                           -------   -------
                                            62,041    58,379

Valuation allowance                        (60,717)  (56,478)
                                           -------   -------
Future income tax assets                     1,324     1,901
                                           -------   -------

Long-term future income tax liabilities:
   Mining taxes                              3,432     2,166
   Other                                     1,324     1,901
                                           -------   -------
Future income tax liabilities                4,756     4,067
                                           -------   -------
Net future income tax liabilities            3,432     2,166
                                           =======   =======

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE
DATA)

16.  INCOME AND MINING TAXES (CONTINUED)

     c)   Loss carry forwards

          At December 31, 2005, the Company and its subsidiaries had operating losses for income tax purposes in Canada approximating $19,700,000, which are available to reduce taxable income in future years and which expire over the period to the year 2015. In addition, the Company and its subsidiaries had capital losses for income tax purposes in Canada of approximately $66,000,000, which can be applied against future taxable capital gains.

17.  CHANGES IN NON-CASH WORKING CAPITAL AND SUPPLEMENTARY INFORMATION

a)   Changes in non-cash working capital

                                                       2005     2004     2003
                                                      ------   ------   ------
                                                         $        $        $
Receivables and settlements receivable                (2,923)  (1,697)    (632)
Inventories of ore and supplies and prepaids             479      542      215
Accounts payable and accrued liabilities               4,980    6,388   (1,480)
                                                      ------   ------   ------
                                                       2,536    5,233   (1,897)
                                                      ======   ======   ======

b)   Supplementary information

Income taxes paid                                         98       24       77
Interest paid                                          2,013    2,027    2,387
Shares issued for business acquisitions
   and credit facility reimbursement (Note 4)             --    3,219   13,158
Conversion of debentures into common shares               --    3,349    2,885
Warrants issued for the short-term loan and
   capitalized as deferred charges                        --       68       --
Deferred charges reclassed to property, plant
   and equipment                                          --       45       --
Other liabilities applied against property, plant
   and equipment                                          --       14       --
Other liabilities applied against accounts payable        --      300       --
Shares issued for debt settlement (Note 13) *            314       --      732
Proceeds on sale of subsidiaries received in shares       --       --      804
Interest capitalized to property                         759      468       99
Redemption of royalty                                  5,900       --       --
Mining rights receivable                               1,214       --       --

* In 2003, contributions to the pension plans were made through the issuance of common shares of the Company.

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)

18.  COMMITMENTS AND CONTINGENCIES

     a) The Company is committed to pay royalties calculated on the net smelter return at various rates or based on the tonnage of ore processed at the mills. These agreements are also subject to repurchase rights at various prices.

     b)   Under the financing arrangement ("Arrangement") referred to in Note 12
          a), mineral development expenditures which were renounced in favor of the investors as part of the Arrangement were based, in part, on independent valuations of certain related mineral properties. The Canada Revenue Agency ("CRA") has challenged certain of those valuations, and disallowed certain of the renounced flow-through deductions for certain of the investors. The Company may be contingently liable for certain losses or damages to investors, if any, that may result if CRA is ultimately successful in its challenges. No provision for losses that could result from the above mentioned challenges had been recorded at year end.

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

19.  PENSION PLANS

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

     Total cash payments

     Total cash payments for employee future benefits for 2005, consisting of cash contributed by the Company to its funded pension plans were $332,000 ($1,041,000 in 2004). In 2003, the Company contributed an additional $742,000 by the issuance of 693,380 common shares.

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE
DATA)

17.  PENSION PLANS (CONTINUED)

                                   2005     2004
                                  ------   ------
                                     $        $
Accrued benefit obligation
   Balance, beginning of year     13,672   13,587
   Current service cost              138      114
   Benefits paid                  (1,144)  (1,160)
   Interest cost                     790      817
   Actuarial loss                  1,921      314
                                  ------   ------
   Balance, end of year           15,377   13,672
                                  ======   ======
Plan assets fair value
   Balance, beginning of year     11,455   11,047
   Employer contribution           1,004    1,041
   Employees' contributions            7       12
   Benefits paid                  (1,144)  (1,160)
   Actual return on plan assets      881      515
                                  ------   ------
   Balance, end of year           12,203   11,455
                                  ======   ======

Plan assets consist of the following asset category:

                                              Percentage of
                                               plan assets
                                              -------------
                                               2005    2004
                                              -----   -----
                                                %       %
Employer contribution receivable                 6      --
Canadian equity securities                      31      29
American equity securities                      12      10
International equity securities                 10      10
Bonds                                           33      37
Campbell common shares                           1       3
Other (including cash and cash equivalents)      7      11
                                               ---     ---
                                               100     100
                                               ===     ===

Reconciliation of the funded status of the defined benefit pension plans to the amounts recorded in the consolidated financial statements:

                                               2005      2004
                                             -------   -------
                                                $         $
Fair value of plan assets                     12,203    11,455
Accrued benefit obligation                   (15,377)  (13,672)
Funded status of pension plans - (deficit)    (3,174)   (2,217)
Unamortized net actuarial loss                 7,071     5,432
                                             -------   -------
Accrued benefit asset                          3,897     3,215
                                             =======   =======

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE
DATA)

19.  PENSION PLANS (CONTINUED)

     Pension plans with accrued benefit obligations in excess of plan assets included in the above accrued benefit obligation and fair value of plan assets in respect of plans that are not fully funded:

                              2005     2004
                             ------   ------
                                $        $
Accrued benefit obligation   15,377   10,494
Fair value of plan assets    12,203    8,194
                             ------   ------
Funding deficit              (3,174)  (2,300)
                             ======   ======

     Elements of defined benefit pension plans costs recognized in the year

                                                              2005    2004
                                                             ------   ----
                                                                $       $
Current service cost, net of employee contributions             131    102
Interest cost                                                   790    817
Actual return on plan assets                                   (881)  (515)
Actuarial losses                                              1,921    314
                                                              -----   ----
Elements of employee pension plans costs before
   adjustments to recognize the long-term nature of
   employee pension plans costs                               1,961    718
Adjustments to recognize the long-term nature of
   employee pension plans costs
      difference between expected return and actual return
         on plans assets for the year                            69   (309)
      difference between actuarial loss recognized for the
         year and actual actuarial loss on accrued benefit
         obligation for the year                             (1,708)  (123)
                                                             ------   ----
   Defined benefit pension costs                                322    286
   Tranche capitalized to property, plant and equipment        (344)  (292)
                                                             ------   ----
   Net Pension credit                                           (22)    (6)
                                                             ======   ====

CAMPBELL RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE
DATA)

19.  PENSION PLANS (CONTINUED)

     The significant assumptions used are as follows:

                                                            2005       2004
                                                          --------   --------
                                                              %          %
Accrued benefit obligation as of December 31:
   Discount rate                                              5.25       6.00
   Rate of compensation increase                              2.50       2.50
Benefit costs for years ended December 31:
   Discount rate                                              6.00       6.25
   Expected long-term rate of return on plans assets          7.00       7.00
   Rate of compensation increase                              2.50       4.00
   Average remaining service period of active employees   19 years   19 years

20.  FINANCIAL INSTRUMENTS

     Fair value

     The carrying amount of cash, restricted cash, short term loan, short-term investments, receivables, settlement receivables, accounts payable, accrued liabilities and other liabilities in the consolidated balance sheets approximates fair value based on their short-term maturities and/or quotes received. Also, the fair value of long-term debts is approximately equal to its carrying value due to interest rates which are based on current market rate to the exception of the convertible debentures. Given the terms of these convertible debentures, their fair value cannot practically be calculated. No prepayments have been made on the convertible debentures to date.

     Interest rate risk

     The Company is subject to interest rate risk due to changes to the prime rate since the majority of its borrowings bear variable interest rates. Otherwise, the Company manages the interest risk through an Exchange Agreement (Notes 7 and 12).

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

     The copper concentrate is sold exclusively to Noranda Inc. including the Copper Rand mine pre-production revenue, under a purchase copper concentrate agreement. The net metal sales to Noranda Inc. represent approximately $21,854,000 for the year ended December 31, 2005 ($10,911,000 in 2004 and $9,659,000 in 2003) and an amount of $8,365,000 is receivable at year end ($3,096,000 in 2004). Furthermore, the short-term loan bearing interest at the LIBOR rate plus 4.0% is guaranteed by the settlements receivable.

     Foreign exchange rate and metal price risks

     The Company is exposed to risks from changes in foreign currency rates and metal prices. The Company does not use derivative instruments to manage those risks.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)

21. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

     The material differences between Canadian GAAP and United States GAAP affecting the Company's consolidated financial statements are detailed as follows:

                                                        2005     2004    2003
                                                       ------   -----   ------
                                                          $        $       $
Reconciliation of net loss
   Net loss - Canadian GAAP                            24,430   8,192    3,940
   Adjustments:
      Property, plant and equipment (a)                  (421)   (667)    (492)
      Exploration expenses (b)                            825     525      138
      Derivative instruments (c)                           32      --       40
      Asset retirement obligations (d)                     --      --   (1,924)
      Flow through shares - Income tax expense (e)         --     (40)     (78)
                                                       ------   -----   ------
   Net loss - United States GAAP                       24,866   8,010    1,624
   Minimum liability of defined benefit plans (f)       1,360     479      820
                                                       ------   -----   ------
   Comprehensive loss - United States GAAP             26,226   8,489    2,444
                                                       ======   =====   ======
   Basic and fully diluted loss - United States GAAP     0.23    0.08     0.04
                                                       ======   =====   ======

                                                        2005     2004     2003
                                                       ------   ------   ------
                                                          $        $        $
Reconciliation of shareholders' equity
   Shareholders' equity - Canadian GAAP                30,503   54,585   45,803
   Adjustments:
      Property, plant and equipment (a)                    --     (421)  (1,088)
      Exploration expenses (b)                         (4,445)  (3,620)  (3,095)
      Derivative instruments (c)                          (32)      --       --
      Minimum liability of defined benefit plans (f)   (6,221)  (4,861)  (4,382)
      Capital stock (h)                                (1,481)  (1,481)  (1,481)
      Warrants of the entity subject to
         significant influence (i)                        485      485      485
                                                       ------   ------   ------
   Shareholders' equity - United States GAAP           18,809   44,687   36,242
                                                       ======   ======   ======

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)

21. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED)

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

     b)   Exploration expenses

          Under Canadian GAAP, exploration expenses may be deferred until such time as the exploration and development work is either effectively abandoned and related costs are written off or an operating mine is established following which accumulated costs are amortized to earnings. Under United States GAAP and under Securities and Exchange Commission guidelines, all exploration expenses incurred prior to the determination of the existence of a commercially minable deposit and the completion of a feasibility study should be recorded as expenses as they are incurred. During 2005, $1,155,000 ($1,145,000 in 2004 and
          $698,000 in 2003) of exploration expenses was capitalized.

          The adjustment of $825,000 ($525,000 in 2004 and $138,000 in 2003)
          comprises the difference described in the previous paragraph less the amortization charge of $330,000 ($620,000 in 2004 and $560,000 in
          2003) which results from the previous years' exploration expenses, which were capitalized in accordance with Canadian GAAP.

     c)   Derivative instruments

          In 2004, the Company renewed one of its collective agreement under which the employees are entitled to receive a bonus based on the increase in the price of gold during the term of the agreement. An adjustment of $32, 000 was included in the current earnings for the year ended December 31, 2005.

          Furthermore, the debentures detailed in Note 12 included embedded derivatives such as additional interest charges calculated on the net smelter return and the tonnage of ore produced by the Copper Rand Mine and a conversion option into common shares at variable prices based on an increase in the gold price above US$350 per ounce. Under Canadian GAAP, no value was assigned to these embedded derivatives. Under United States GAAP (SFAS 133), the related derivatives are evaluated at their fair value as at each balance sheet date and the resulting difference between the fair value as at December 31, 2005, 2004 and 2003 is recorded in current earnings.

          In 2001, the Company signed an amendment to the existing collective agreement under which the employee agreed to salary reductions or increases based on the price of gold during the term of the agreement which ended at the beginning of 2005.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)

21. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED)

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

          Under United States GAAP, flow-through shares are recorded at their fair value at time of issuance and the difference of none in 2005 ($590,000 in 2004 and $78,000 in 2003) between the proceeds received and the fair value of the shares issued is recorded as a liability. Upon renouncement by the Company of the tax benefits, in favor of the investors, the liability is applied in reduction of the income tax expense. The difference of $40,000 represents the difference between the amount recorded under Canadian and United States GAAP.

     f)   Minimum liability of defined benefit plans

          The provisions of Statement of Financial Accounting Standards No. 87, Employers Accounting for Pensions, requires companies with any plans that have an unfunded accumulated benefit obligation to recognize an additional minimum pension liability, and in certain circumstances, a reduction of accumulated comprehensive income. Therefore, in accordance with United States GAAP, the consolidated balance sheets at December 31, 2005, 2004 and 2003 would include an additional minimum pension liability of $6,221,000, $4,861,000 and $4,382,000, respectively, and an equivalent reduction of accumulated other comprehensive income.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)

21. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED)

     g)   Comprehensive income

          United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130 Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources. Components of comprehensive income include items such as unrealized loss, minimum pension liability adjustments and certain foreign currency translation gains and losses. Under Canadian GAAP, the concept of comprehensive income is not applicable until January 1, 2007.

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

          In 2003, since the Company acquired an additional interest of 50% in CCR which became a subsidiary, the additional cost of the investment in CCR (as mentioned in the preceding paragraph) was reclassified to property, plant and equipment.

     j)   Elimination of deficit

          Canadian GAAP permits the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification occurred in 2001 and is not permitted under United States GAAP and would result in an increase in both capital stock and deficit of $113,645,000.

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)

21. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED)

     k)   Income taxes

          Under United States GAAP, future income taxes are measured using enacted tax rates. Under Canadian GAAP, enacted or substantively enacted tax rates are used.

     l)   Shareholders' equity

          Under Canadian GAAP, the ECU, described in Note 12b) were accounted for in accordance with their substance and, as such, were presented in the financial statements in their liability and equity component parts. Under United States GAAP, the entire principal amount of the ECU, is treated as debt bearing interest at average LIBOR plus 3.5%.

     m)   Recent and future accounting changes

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

CAMPBELL RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT SHARE DATA)

21. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED)

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

          In March 2004, the EITF issued EITF 04-3, Mining Assets Impairment and Business Combinations. EITF 04-3 requires mining companies to compare cash flows to the economic value of mining assets (including mineral properties and rights) beyond those assets' proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with FSAS 144. The consensus is effective for reporting periods beginning after March 31, 2004 but earlier adoption is permitted. The adoption of this standard is reflected in Note 8 to the consolidated financial statements.

          In May 2005, the FASB issued SFAS No. 154, entitled Accounting Changes and Error Corrections. SFAS No. 154 eliminates the requirement to include the cumulative effect of a change in accounting principle in the income statement in the period of charge. The charges should be retrospectively applied as of the beginning of the first period presented as if that principle had always been used. This statement is effective for changes and corrections of errors made in fiscal year beginning after December 15, 2005. Adoption of this statement will have an impact when a change of accounting will happen in the future.

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

                                        CAMPBELL RESOURCES INC.


Dated: March 31, 2006                   By: /s/ Andre Y. Fortier
                                            ------------------------------------
                                        Andre Y. Fortier
                                        President and Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT
 NUMBER                             EXHIBIT DESCRIPTION
-------                             -------------------
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

  1.6     Restated Certificate of Incorporation dated January 7, 2005 (L)
          (Exhibit 1.6)

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

  4.9     ECU Facility Agreement dated October 26, 2004 between MSV Resources
          Inc., Campbell Resources Inc., Meston Resources Inc., RMB
          International (Dublin) Limited and RMB Resources Limited (L) (Exhibit
          4.9)

  4.10 Sale and Purchase Agreement dated November 10, 2004 between GeoNova and Metanor (L) (Exhibit 4.10)

  4.11 Copper, Silver and Gold Purchase Agreement dated as of October 8, 2004 between Campbell, Meston and Auramet Trading, LLC

  6.1     Statement detailing computation of per share earnings

EXHIBIT
 NUMBER                             EXHIBIT DESCRIPTION
-------                             -------------------
  8.1     Significant subsidiaries

  11.1    Standards of Ethical Conduct (K) (EXHIBIT 11.1)

  12.1    Certification of Andre Y. Fortier pursuant to Section 302 of the
          Sarbanes-Oxley Act of 2002

  12.2    Certification of Lucie Brun pursuant to Section 302 of the
          Sarbanes-Oxley Act of 2002

  13.1    Certification of Andre Y. Fortier pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

  13.2 Certification of Lucie Brun pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

  15.1    Consent of Samson Belair / Deloitte & Touche s.e.n.c.r.l.

  15.2    Consent of Systemes Geostat International Inc.

  15.3    Audit Committee Charter (L) (Exhibit 15.4)

  15.4    Governance Policy

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

  (J)     refers to documents previously filed as an exhibit to Campbell's
          Annual Report on Form 20-F for the year ended December 31, 2002 dated
          May 15, 2003 and incorporated herein by reference.

  (K)     refers to documents previously filed as an exhibit to Campbell's
          Annual Report on Form 20-F for the year ended December 31, 2003 dated
          May 19, 2004 and incorporated herein by reference.

  (L)     refers to documents previously filed as an exhibit to Campbell's
          Annual Report on Form 20-F for the year ended December 31, 2004 dated
          March 30, 2004 and incorporated herein by reference.

          Exhibits in parentheses are references to the Exhibit No. of the filing indicated.