Form 20-F
period 2006-12-31
CAMPBELL RESOURCES INC /NEW/
filed 2007-04-04
CIK 718053

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report............
Commission File Number 1-8488
Campbell Resources Inc.
(Exact name of registrant as specified in its charter)
Canada
(Jurisdiction of incorporation or organisation)
1155 rue University, Suite 1405, Montréal, Québec H3B 3A7
(Address of principal executive offices)
     Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
common shares	TSX and OTC-BB
     Securities registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
December 31, 2006:     346,537,145 common shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act ☐ Yes ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☑
Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☑ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No
EXPLANATORY NOTE
The Company restated its U.S. GAAP note to its financial statements for the years ended December 31, 2005 and 2004. This restatement only pertains to the Company’s U.S. GAAP reconciliation note disclosure and there are no other changes to the financial statements. Amendments to Campbell’s prior filings with the United States Securities and Exchange Commission would be required in order for Campbell to be in full compliance with Campbell’s reporting obligations under the Securities Exchange Act of 1934. However, any amendments to Campbell’s Annual Reports on Form 20-F for the years ended December 31, 2005 and 2004 would in large part repeat the disclosure contained in this report. Accordingly, Campbell does not plan to amend these or any other prior filings. Campbell believes that it has included in this report all information needed for current investor understanding.
For a description of the restatements, see “Restatement” in note 23 of the accompanying audited consolidated financial statements, Item 5 “Operating and Financial Review” and Item 15 “Controls and Procedures” contained in this Annual Report on Form 20-F.

CAMPBELL RESOURCES INC.
TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	1
CURRENCY AND METRIC EQUIVALENTS	1
RESERVE AND RESOURCE ESTIMATES	2
GLOSSARY OF SIGNIFICANT TERMS	2
Item 1. Identity of Directors, Senior Management and Advisors – Not Applicable	3
Item 2. Offer Statistics and Expected Timetable – Not Applicable	3
Item 3. Key Information	3
Selected Financial Data	3
Summary of Differences Between US and Canadian GAAP	5
Risk Factors	6
Mining Risks	6
Environmental Matters	10
Item 4. Information on the Company	11
History and Development of the Company	11
Financings	16
Business Overview	19
Campbell Properties	22
Organizational Structure	23
Inter-Corporate Relationships	23
Employees	23
Property, Plants and Equipment	24
Business of Meston	24
The Joe Mann Mine	24
History	24
Location, Access and Ownership	25
Geology	25
Mineral Reserves and Resources	26
Mining	27
Milling	28
Employees	28
Royalties	28
Environmental Matters	29
Mineral Exploration Properties	29
Chibougamau Exploration Properties	29
Business of MSV	31
The Copper Rand Mine	31
Location and Title	31
History	31
Copper Rand 5000 Project Background	31
Financing of the Copper Rand Project and Details of the Management of the Copper Rand Project	32
Other Aspects of the Copper Rand Project	33
Geology	33
Mineral Resources	34
Mining	34
The Copper Rand Mill	35
Milling	35

- i -

Environmental Fund	35
Tailings and Waste Disposal	35
Employees	35
Royalties	36
The Corner Bay Property	36
Location and Title	36
History	36
Geology	37
Mineral Resources	37
Royalties	38
The Eastmain Mine	38
The Cedar Bay Property	38
Business of GéoNova	39
The Discovery Project	39
The Chevrier Project	39
Location, Access and Ownership	40
Geology	40
Historical Mineral Resources(1)	40
Berthiaume Syndicate	40
Property, Location and Access	41
Geology	41
The Pitt Gold Property	41
Location, Access and Ownership	42
Geology	42
Item 5. Operating and Financial Review and Prospects	43
Management’s Discussion and Analysis	43
Selected Annual Information	47
Summary of Quarterly Results	50
Item 6. Directors, Senior Management and Employees	61
Directors	61
Senior Management	62
Executive Compensation	63
Option/SAR Grants in Last Financial Year	64
Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year End Option/SAR Values	64
Indebtedness of Directors and Executive Officers	65
Employee Incentive Plan	65
Share Option Plan	65
Share Purchase Plan	67
Share Bonus Plan	67
Share Loan Plan	67
Remuneration of Directors	70
Directors’ and Officers’ Liability insurance	70
Employment Agreements	70
Audit Committee	71
Audit Committee Oversight	72
Pre-Approval Policies and Procedures	72
Compensation Committee	72
Composition of the Compensation Committee	72
Executive Compensation Philosophy and Policy	73

- ii -

Report on Executive Compensation	73
Indebtedness of Directors and Executive Officers	75
Statement of Corporate Governance Practices	75
Employees	81
Item 7. Major Shareholders and Related Party Transactions	81
Item 8. Financial Information	81
Financial Statements	81
Legal Proceedings	81
Dividend Record and Policy	83
Significant Changes	83
Item 9. The Offer and Listing	83
Toronto Stock Exchange	83
OTC-BB	84
Item 10. Additional Information	85
Share Capital	85
Memorandum and Articles of Incorporation	85
Election and Qualifications of Directors	85
Meetings	86
Limitations on Ownership of Securities	86
Change in Control of Company	86
Material Contracts	86
Exchange Controls	87
Taxation	88
Certain Canadian Federal Income Tax Consequences	88
Dividends on Common Shares	88
Disposition of Common Shares	88
Certain United States Federal Income Tax Considerations	89
U.S. Holders	90
Distributions of Common Shares	90
Foreign Tax Credit	91
Disposition of Common Shares	91
Other Considerations	91
Passive Foreign Investment Corporation	91
Backup Withholding	92
Documents on Display	92
Subsidiary Information	92
Item 11. Quantitative and Qualitative Disclosures about Market Risk	92
Gold Risk Disclosures	92
Foreign Currency Risk Disclosures	93
Other Financial Instrument Risk Disclosures	93
Competition	93
Item 12. Description of Securities other than Equity Securities – Not Applicable	93
PART II	93
Item 13. Defaults, Dividend Arrearages and Delinquencies	93
Credit facility with Investissement Québec	93
Convertible debentures	93
CCAA Procedures	94
Item 14. Material Modifications to the Right of Security Holders and Use of Proceeds – None	94
Item 15. Controls and Procedures	94
Item 16 A. Audit Committee Financial Expert	94

- iii -

Item 16 B. Code Of Ethics	95
Item 16 C. Principal Accountant Fees And Services	95
(a) Audit Fees	95
(b) Audit-Related Fees	95
(c) Tax Fees	96
(d) All Other Fees	96
(e) Audit Committee’s Pre-Approval Policies	96
Interest of Auditors	96
Item 16 D. Exemptions From The Listing Standards For Audit Committees – None	96
Item 16 E. Purchases Of Equity Securities By The Issuer And Affiliated Purchasers – None	96
PART III	96
Item 17. Financial Statements	96
Item 18. Not applicable	96
Item 19. Exhibits	149

- iv -

FORWARD-LOOKING STATEMENTS
     We make statements in this Report and the documents we incorporate by reference that are considered forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Sometimes these statements will contain words such as “believes”, “expects”, “intends”, “plans” and other similar words. Our intention is that the forward-looking statements be covered by the safe harbour provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and we are including these statements for the purposes of complying with the safe harbour provisions. These forward-looking statements reflect our current views which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions and expectations as reflected in or suggested by those forward-looking statements are reasonable we can give no assurance that the plans, intentions or expectations will be achieved. Such forward-looking statements concern the Company’s operations, economic performance and financial condition. Such statements involve known and unknown risks, uncertainties and other factors, including those identified under the “Risk Factors” section in Item 3 and elsewhere in this Report, that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: differences between estimated and actual mineral resources and reserves and recovery rates; failure of plant, equipment or processes to operate in accordance with expectations and specifications; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; environmental costs; and fluctuations in gold price which affect the profitability and ore reserves of the Company. These risks and uncertainties are the normal risks involved in mining. Readers are cautioned not to put undue reliance on forward-looking statements. See “Risk Factors” in Item 3, “Management’s Discussion and Analysis” in Item 5, and elsewhere in Item 11. The forward-looking statements are made as of the date of this Report, and the Company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.
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

	Rate at		Average
	December 31		Rate (1)	High	Low
2002	1.5800		1.5702	1.6049	1.5190
2003	1.2923		1.3916	1.5286	1.2923
2004	1.2034		1.3016	1.3970	1.1775
2005	1.1656	(2)	1.2083	1.2703	1.1507
2006	1.1654	(3)	1.1304	1.1722	1.0983

Notes:

(1)	The average rate means the average of the exchange rates on the last day of each month during the year.

(2)	Rate at December 30.

(3)	Rate at December 29.

     The high and low exchange rates based on the noon buying in the City of New York for each month during the previous six (6) months are as follows:

	High	Low
March 2007	1.1806	1.1546
February 2007	1.1855	1.1591
January 2007	1.1827	1.1636
December 2006	1.1654	1.1403
November 2006	1.1473	1.1290
October 2006	1.1404	1.1152
September 2006	1.1287	1.1045
     On March 30, 2007, the noon buying rate for US$1.00 was Cdn$1.1529.
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
RESERVE AND RESOURCE ESTIMATES
     The reserve and resource estimates, set forth in this document, have been prepared in accordance with applicable Canadian requirements. Mineral reserves and resources disclosed in this Report except the updated mineral reserves and resources at the Joe Mann Mine, the Copper Rand Mine and the Corner Bay Property at December 31, 2006 were previously disclosed in the technical reports prepared by Systèmes Géostat International Inc. entitled (i) “Audit of the Mineral Resources and Mineral Reserves of the Joe Mann Mine” dated July 21, 2006, (ii) “Audit of the Mineral Resources and Mineral Reserves of the Copper Rand Mine” dated September 7, 2006 and (iii) “Corner Bay deposit, Audit of Mineral Resources” dated July 12, 2006, such technical reports may be found on SEDAR or at the offices of the Company during the normal business hours. Such estimates may not qualify as a commercially mineable ore body under standards promulgated by the U.S. Securities and Exchange Commission and will not qualify as mineable reserves unless the economic viability of the project is established and documented in a final feasibility study. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
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
Item 1. Identity of Directors, Senior Management and Advisors – Not Applicable
Item 2. Offer Statistics and Expected Timetable – Not Applicable
Item 3. Key Information
Selected Financial Data
     The following table sets forth selected consolidated financial information with respect to Campbell Resources Inc. (“Campbell” or the “Company”) for the five years ended December 31, 2006 and is extracted in part from the consolidated financial statements included herein. The selected financial data set forth below is stated in thousands of Canadian dollars (except per share amounts).

     This selected financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differs in many respects from generally accepted accounting principles in the United States (“U.S. GAAP”). A discussion of differences between Canadian GAAP and U.S. GAAP is contained in Note 23 to the audited consolidated financial statements.
     The following table should be read in conjunction with Item 5 – “Operating and Financial Review and Prospects”, and the consolidated financial statements included in Item 17 .
FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

(expressed in thousands of Canadian dollars unless otherwise indicated)
	(In accordance with Canadian GAAP)(1)
Years ended December 31	2006	2005	2004	2003	2002
					(Restated)
Operating results

Net metal sales	10,919	18,274	20,461	20,812	14,310
Loss from operations	41,681	28,259	9,515	6,368	7,023
Net loss	41,195	24,430	8,192	3,940	5,361
Cash flow (used for) provided by operations	(5,779)	(748)	1,193	(4,380)	(4,994)
Capital expenditures	(4,674)	(2,696)	(28,053)	(4,193)	(4,256)

Financial position

Cash and short-term deposits	1,964	1,772	1,191	4,752	3,432
Total assets	115,142	134,643	177,756	159,773	133,866
Long-term debt (2)	65,357	67,782	66,502	60,079	59,166
Capital stock	85,572	69,958	69,610	55,429	30,013
Shareholders’ equity	12,006	30,503	54,585	45,803	24,284

Per share data (in dollars per share)

Loss from operation per share	0.28	0.26	0.10	0.12	0.17
Net loss per share	0.27	0.23	0.08	0.07	0.13

Note:

(1)	please refer to Note 23 of the consolidated financial statements in Item 17 for differences between Canadian generally accepted accounting principles (“GAAP”) and United States GAAP

(2)	Long term debt includes current portion of long term debt.

Foreign exchange rate
Canadian to US dollar:	2006	2005	2004	2003	2002

Year end/average	1.1654/1.1304	1.1656/1.2083	1.2034/1.3016	1.2923/1.3916	1.5800/1.5702
High/low	1.1722/1.0983	1.2703/1.1507	1.3970/1.1775	1.5286/1.2923	1.6049/1.5190

Month Ended	High	Low

March 30, 2007	1.1548	1.1500
February 28, 2007	1.1739	1.1661
January 31, 2007	1.1845	1.1750
December 30, 2006	1.1670	1.1599
November 30, 2006	1.1440	1.1393
October 31, 2006	1.1289	1.1201
September 30, 2006	1.1190	1.1141

Monthly Average	High	Low

March 2007	1.1806	1.1546
February 2007	1.1855	1.1591
January 2007	1.1827	1.1636
December 2006	1.1654	1.1403
November 2006	1.1473	1.1290
October 2006	1.1404	1.1152
September 2006	1.1287	1.1045
On March 30, 2007, the noon buying rate for US$1.00 was Cdn$1.1529.
SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(expressed in thousands of Canadian dollars except per share amounts)
Year ended December 31, 2006	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Metal sales	2,644	3,840	2,267	3,174
Loss from operations	(2,501)	(1,888)	(4,262)	(33,030)
Net earnings (loss)	(2,298)	(1,755)	(4,902)	(32,240)
Net earnings (loss) per share	(0.02)	(0.02)	(0.04)	(0.19)

Year ended December 31, 2005	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Metal sales	5,512	5,245	4,924	4,234
Loss from operations	(3,052)	(1,362)	(1,007)	(22,838)
Net earnings (loss)	(2,677)	166	(645)	(21,274)
Net earnings (loss) per share	(0.02)	0.00	(0.01)	(0.20)
Summary of Differences Between US and Canadian GAAP
     A reconciliation of the differences between accounting principles generally accepted in the United States and Canada is presented in Note 23 of the consolidated financial statements stated in Item 17.

Risk Factors
     Mining Risks
     The Company’s mineral exploration and mining operations involve significant risks, including the difficult nature of establishing the existence of economic mineralization, significant up-front capital requirements, variability in deposits, and others that may restrict the Company’s ability to receive an adequate return on its capital in the future. The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time, which even a combination of careful evaluation, experience, and knowledge may not eliminate. Few mining properties that are explored are ultimately developed into producing mines. Major expenses are required to establish reserves by drilling and to construct mining and processing facilities. Large amounts of capital are frequently required to purchase necessary equipment. Delays due to equipment malfunction or inadequacy affect the Company’s results of operations. It is impossible to ensure that the current exploration programs on properties in which the Company has an interest will result in profitable commercial mining operations.
     Whether a gold or copper deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size and grade, costs and efficiencies of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold or copper, and environmental protection. The effect of these factors cannot be accurately predicted but the combination of these factors may result in the Company not receiving an adequate return on its invested capital.
     The operations of the Company are subject to the hazards and risks normally incident to exploration, development, and productions of gold or copper, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of the Company may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Company has interests. Hazards, such as unusual or unexpected formations, faults and other geological structures, rock bursts, pressures, cave-ins, flooding, or other conditions may be encountered in the exploration, mining, and removal of material.
     Changes to the extensive regulatory and environmental rules and regulations to which the Company is subject could have a material adverse effect on the Company’s future operations.
     The Company is subject to risks related to environmental liability, including liability for environmental damages caused by mining activities prior to ownership by the Company. Mining like many other extractive natural resource industries, is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying any environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the operations and business of the Company.
     The Company’s operations could be adversely affected by changes in mining laws related to royalties, net profit payments, land and mineral ownership and similar matters.
     Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, government, or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition, and results of operations.
     The reserve and resource figures of the Company are only estimates and are subject to revision based on developing information. A significant reduction in these reserves and resources or in their estimates could negatively affect the price of the Company’s stock. The figures for reserves and resources presented herein, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates. Such estimates are materially dependent on prevailing gold or copper prices and costs of recovering and processing mineral at the individual mine sites. Market fluctuations in the price of gold or copper or increases in the costs to recover gold or copper at the Company’s mines may render the mining of ore reserves uneconomical and materially adversely affect the Company’s results of operations. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.
     There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates in this Annual Report on Form 20-F are based on various assumptions relating to gold prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates.
     If the Company does not develop additional mineral reserves, it may not be able to sustain future operations. Because mines have limited lives, the Company must continually replace and expand its mineral reserves as its mines produce gold or copper in order to continue its operations. The life-of-mine estimates included in the Annual Report on Form 20-F for each of the Company’s material properties are based on a number of factors and assumptions and may prove incorrect. The Company’s ability to maintain or increase its annual production of gold or copper will significantly depend on its ability to bring new mines into production and to expand mineral reserves at existing mines.
     The Company required the issuance and renewal of licenses and permits in order to conduct its operations, and failure to receive these licenses may result in delays in development or cessation of certain operations. The operations on the Company require licenses and permits from various governmental authorities to exploit its properties, and the process for obtaining licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays and uncertainties. Such licences and permits are subject to change in various circumstances. The Company may be unable to timely obtain or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.
     The success of the Company is dependent on gold or copper prices over which it has no control. The profitability of the Company’s operations are significantly affected by changes in the market price of gold or copper. Gold or copper prices fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company. The supply and demand for gold or copper, the level of interest rates, the rate in inflation, and changes in exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold or copper has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold or copper, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold or copper prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued.
     The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than the Company, in the search for and the acquisition of attractive and mineral properties. The ability for the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties of prospects for mineral explorations. The Company may be unable to compete successfully with its competitor in acquiring such properties or prospects on terms it considers acceptable, if at all.
     The Company has a history of losses, and future profitable operations cannot be assured. The Company may require additional capital that may not be available. The mining, processing, development, and exploration of the Company’s properties may require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties, or even a loss of property interest. Additional capitals or other types of financing may not be available if needed or, if available, the terms of such financing may be unfavourable to the Company.
     The Company’s insurance may not cover the risks to which its business is exposed. The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, adverse property ownership claims, unusual or unexpected geological conditions, ground or slope failure, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and legal liability.
     Available insurance does not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and insurance coverage may not be available in the future or may not be adequate to cover any resulting loss. Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. As a result, the Company might become subject to liability for pollution or other hazards for which it is uninsured or for which it elects not to insure because of premium costs of other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon financial condition and results of operations.
     Fluctuations in the exchange rate between Canadian and United States dollars may affect the United States dollar value of the Company common shares in ways that are different that changes in the Canadian dollar value of the Company common shares.
     The failure of the Company to pay royalties would adversely affect its business and operations. The Company’s mining properties are subject to various royalty and land payment agreements. Failure by the Company to meet its payment obligations under these agreements could result in the loss of related property interests.
     The business of the Company is dependent on good labor and employment relations. Production at the Company’s mines is dependent upon the efforts of employees of the Company and its employees may be impacted by changes in labor relations which may be introduced by, among others, employee groups, unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business. Adverse changes in such legislation or in the relationship between the Company with its employees may have a material adverse effect on the Company’s business, results of operations, and financial condition.
     The loss of key executives could adversely affect the Company. The Company has a relatively small executive management team. In the event that the services of a number of these executives were no longer available, the Company and its business could be adversely affected. The Company does not carry key-man life insurance with respect to its executives.
     Shortage of supplies could adversely affect the Company’s ability to operate. The Company is dependent on various supplies and equipment to carry out its mining operations. The shortage of such supplies, equipment and parts could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit or increase the cost of production.
     It may be difficult to enforce a United States judgement against the officers and directors of the Company or the experts named in the Annual Report on Form 20-For to assert United States securities laws claims in Canada. Most of the executive officers and directors of the Company and its independent accountants are non residents of the United States, and all of the Company’s assets are located outside the United States. The executives and accountants reside in Canada, making it difficult or impossible to effect service upon them in the United States against the Company or such persons. Execution by United States courts of any judgment obtained against the Company or its officers or directors in United States courts would be limited to the assets of the Company or such persons, as the case may be, located in the United States. Additionally, it may be difficult for U.S. residents to obtain Canadian enforcement of U.S. judgment or to assert civil liabilities under United States securities laws in original actions instituted in Canada.
     In 2007, the Company will be dependent of two operations, the Joe Mann mine (the “Joe Mann Mine”) and the Copper Rand mine (the “Copper Rand Mine”), as the source of its cash flow. The 2007 operating plan is based on a gold price of US$640 per ounce, a copper price of US$2.55 per pound and a Canadian/US dollar exchange rate of US$1.00/CDN$1.17 and anticipates cash production costs (excluding pre-production development, exploration and reclamation costs) of US$511 per ounce of Gold for the Joe Mann Mine and US$2.38 per pound of Copper for the Copper Rand Mine.
     The ability of the Company to achieve the cash production costs is largely based on the successful adoption of the operating assumptions and completion of the exploration and development work in the 2007 budget. Should metal prices decrease significantly or the US dollar decline significantly compared to the Canadian dollar or the cash cost be higher than projected, the ability of the mines to generate cash flow will be impaired.
     The Copper Rand Mine was in pre-production until the year end of 2006. As a result, expected revenues generated from production at Copper Rand have beed delayed and working capital was used to finance this delay. Additional investments are required to increase the level of development and to change the mining method to include Alimak mining in order to add to the number of available stopes. Commencing on January 1, 2007, the mine reached commercial production and costs going forward will be expensed. Furthermore, effective January 1, 2007, the Company signed an agreement with Ocean Partners UK Limited (“Ocean Partners”) for the purchase of the Company’s concentrate for a term of 3 years ending on December 31, 2009 (the “Ocean Partners Agreement”).

     Development is currently underway on the Corner Bay project (the “Corner Bay Project”) which includes the Corner Bay Property. There can be no assurance that the price of copper will be maintained at the actual pricing level for the Corner Bay Project to be economically viable.
     The figures for mineral reserves and resources presented herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or the indicated level of recovery realized. In addition, no assurance can be given that the gold or copper price on which these estimates are based can be achieved. See Item 4 headings “The Joe Mann Mine”, “The Copper Rand Mine”, “The Corner Bay Property” and sub-heading “Mineral Reserves and Resources”. As well, lead times required for underground stope preparation and development in mining operations can affect production decisions and schedules. Gold and copper prices fluctuations may render mineral reserves containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades may cause the Company to be unprofitable in any particular accounting period.
Environmental Matters
     Campbell holds all the permits required under the “Environmental Quality Act” (Québec), the “Mining Act” (Québec) and other applicable legislation and regulations.
     During 1995, proposed amendments to the Mining Act (Québec) relating particularly to rehabilitation and restoration plans came into force. This legislation required that a rehabilitation and restoration plan be submitted for approval within one year of the legislation coming into force and that a financial guarantee be furnished with respect to such plan.
     The rehabilitation and restoration plans for the Joe Mann Mine site were approved in early 2000 and a required amount of $350,000 was deposited as at December 31, 2005. The plan for the Campbell Mill site is currently under review. The appropriate method of re-mediating acid spots, which have appeared on fifty (50) hectares of previously re-vegetated tailings, is currently being reviewed. Two alternate methods are being considered which involve costs ranging from $10,000 to $30,000 per hectare. Campbell currently estimates that the maximum financial guarantee will be approximately $3,872,000 for the Campbell Mill. An amount of $808,000 was deposited as at December 31, 2006 for the purposes thereof. The asset retirement obligations total $3,792,000 for the Joe Mann Mine and the Campbell Mill sites as at December 31, 2006.
     Campbell, through its subsidiary MSV Restoration Inc., benefits from an environmental fund (the “Environmental Fund”) of approximately $4,4 million as at December 31, 2006 ($4,1 million in 2005) of which $1,163,000 is currently held in trust by the ministère des Ressources naturelles et de la Faune (“MRNF”) and of which the remaining $3,237,000 is currently held in a trust account managed by Computershare Trust Company of Canada (the “Trustee”). The Trustee had deposited with the MRNF the $1,163,000 financial guarantee in respect of the rehabilitation plan of the Company which was approved by the Québec mining authorities The Environmental Fund was set aside for the restoration of the Copper Rand, Portage, Jaculet and Copper Cliff mining sites when the properties were acquired from Westminer Canada Limited (now WMC International Limited) (“Westminer”) in 1993. The asset retirement obligations for the Company regarding the Copper Rand, Portage, Jaculet and Copper Cliff mining sites total $2,826,000 as at December 31, 2006. In the event there is a shortage of funds required to do the rehabilitation and restoration work, the shortfall will be assumed equally between the Company and Société de développement de la Baie-James (“SDBJ”).
     In January 2004, the Oujibougoumou Cree initiated legal proceedings against the Company, claiming that the poor condition of lakes in the region of Chibougamau, Québec was due to mining activities in the area.

The Public Health Department, the ministère du Développement durable, de l’Environnement et des Parcs (“MDDEP”) and the Québec Fish and Wildlife Association began to study the issue. In June 2006, the parties agreed to suspend proceedings for a period of 2 years. It is not possible to determine either the outcome of the proceedings or the financial consequences for the Company.
Item 4. Information on the Company
History and Development of the Company
     Campbell was incorporated in June 1950 under the laws of British Columbia. On September 8, 1982, the Company was continued under the Canada Business Corporations Act (the “CBCA”) and on June 8, 1983, in connection with an amalgamation of three other companies, the name of the Company was changed from GM Resources Limited to Campbell Resources Inc. The Company’s registered office is located at 1155 rue University, Suite 1405, Montréal, Québec, H3B 3A7. The telephone and fax numbers are (514) 875-9033 and (514) 875-9764 respectively.
     On June 30, 2001 the Company merged, by way of plan of arrangement, with MSV Resources Inc. (“MSV”) and GéoNova Explorations Inc. (“GéoNova”). The merger was undertaken in order to consolidate the operations of the three companies in the Chibougamau mining camp in northwestern Québec.
Joe Mann Mine
     The exploration and development plan (the “2001 Plan”) at the Joe Mann Mine, which commenced in November 2001, required a total investment of $10 million over a seventeen-month period. This amount was invested by March 31, 2003. Progress on this plan enabled the Company to gradually resume mining operations that had been suspended in November 2000. Milling operations re-commenced in February 2002 and commercial production at the Joe Mann Mine re-commenced on April 1, 2002. The $10 million investment was partially funded from cash flow from operations. In the fourth quarter of 2001, the Company committed to invest $4 million from its working capital and other cash receipts. In addition, a subsidy of $1 million was received from the MRNF covering the period up to March 31, 2002 and an additional subsidy of the same amount was approved to cover expenditures during the period from April 1, 2002 to March 31, 2003. A $4 million loan from Investissement Québec was finalized on May 10, 2002, of which $3.6 million was drawn down during 2002 and used, in part, to finance the development and exploration plan at the Joe Mann Mine. This loan was repayable in quarterly instalments of $670,000, the last of which were made in the first quarter of 2004. Under the terms of the credit facility, 606,061 share purchase warrants, which expired in February 28, 2005, were issued to Investissement Québec, each warrant entitling its holder to purchase one common share of the Company at a price of $0.66.
     During the 2001 and 2002 fiscal years, the Company completed a three tranches $32,400,000 royalty financing on future production from the Joe Mann Mine for cash receipts of $1.7 million and notes receivable totalling $26.1 million. During the first quarter of 2003, with the decision not to bring the Corner Bay Property into production, Campbell re-purchased the royalty units in Corner Bay and sold additional units in the Joe Mann Mine. Following this transaction, 4,740 royalty units in the Joe Mann Mine, the maximum number of units contemplated by the financing, were issued and outstanding The royalty was paid to the unit holders based on the following formula: the fraction of outstanding royalty units over 4,740 units multiplied by $8 per ton of ore for the years 2002 and 2003, $14 for 2004, $35 from January 1, 2005 until the net proceeds of the royalty sale, plus interest of 10% compounded annually, exceed the aggregate of all royalty payments, from the date paid to the date of determination, at 10% compounded annually and $1.50 per ton thereafter. The unitholders had the right to require the Company to retract the royalty on or at any time after May 1, 2004 at the fair market value of the royalty unit. In 2005, the unitholders exercised their right and the Company repurchased the deferred royalty for a total lump sum of $5,900,000. This deferred royalty amounted to $24,908,000 at the time of the repurchase and the Company therefore recorded a gain of $19,008,000. However, given the uncertainty regarding the collection of the notes receivable from the unitholders, the Company has recorded an allowance for doubtful account equal to the remaining portion of the amount, which stood at $17,437,000 at the repurchase date. The net impact resulting from the repurchase of the deferred royalty aggregates $1,571,000 and was included in other income in 2005. The Company intends to take legal action to recover the entire amount.
Copper Rand Mine
     In May 2000, a new company, Corporation Copper Rand Inc. (“CCR”), was formed for the purpose of financing the Copper Rand Project. The Company, through its wholly-owned subsidiary MSV, originally held a 16% equity interest and is the operator of the Copper Rand Project with its three partners (the “Partners”), the Solidarity Fund QFL (“Fund”), SDBJ and SOQUEM Inc. (“SOQUEM”), holding 28%, 28% and 28% respectively. SDBJ, a Québec government-owned economy-based corporation, has as its mission to further the development of natural resources, other than hydro electrical resources, in the James Bay territory within a perspective of sustainable development. SOQUEM is a division of SGF Minéral inc., which is a subsidiary of the Société générale de financement du Québec (“SGF”) (a Québec government-owned corporation). Investissement Québec is a government corporation with a full range of resources to both attract foreign investment and support the development of Québec-based companies of all sizes in order to create jobs. It makes use of significant financial levers to promote investment projects that meet the government’s economic development priorities. The mission of the SGF is to carry out economic development projects in co-operation with partners and in accordance with accepted requirements of profitability, in particular in the industrial sector.
     The Copper Rand Project, as finally approved, included the transfer of MSV assets related to the project valued at $10,000,000 in return for a 16% interest in CCR, the possible issuance of unsecured 8% convertible debentures by MSV for a maximum of $15,000,000, the possible issuance of shares of MSV exchangeable into up to 21,512,195 common shares of the Company in consideration of the exchange of interests held by the Partners in CCR, the possible issuance of 2,439,025 common shares of the Company to Investissement Québec and the set-up of a guarantee by MSV in favour of Investissement Québec. All common shares were to be issued at a minimum price of $1.025 per share and convertible debentures had a conversion price of $1.025 per share.
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
     In 2001, Investissement Québec provided CCR with a loan and credit facility of up to $22 million to fund the Copper Rand Project. Of this amount, $12.0 million plus capitalized and accrued interest of $2.3 million was outstanding as at December 31, 2006. The loan provided that interest payments and repayment commence as of June 2005 (in 16 quarterly payments). The facility is secured by a charge on the assets of CCR, excluding inventory and receivables. As promoter and manager of the Copper Rand Project, MSV guaranteed the Investissement Québec loan. MSV is currently in default under the Investissement Québec loan but benefits from protection under the Companies’ Creditors Arrangement Act (CCAA).
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
     In the context of this reorganization, on October 1, 2003, Campbell, through MSV, acquired control of CCR by increasing its interest from 26% to 76% through the issuance of 12,195,120 Campbell common shares. CCR is the owner of the Copper Rand and Cedar Bay mines and the Copper Rand Mill, which has a capacity of 3,000 tons per day, situated in the Chibougamau mining camp of Québec.
     On November 30, 2004, the Company acquired the remaining 24% of the outstanding shares of CCR, which became a wholly-owned subsidiary. The Company entered into an agreement with the Fund, SGF Mines Inc. (“SGF Mines”) and SDBJ by which Campbell, through MSV, acquired each of their respective 8% interests in CCR by issuing, to each of the Partners, a total of 1,951,220 Campbell common shares, for a total of 5,853,660 shares. The Partners have participated in the development of the Copper Rand Project since 2001. In June 2003, the Partners agreed to convert part of their interest in CCR into shares of Campbell thus increasing Campbell’s participation to 76%. This new agreement allowed Campbell to acquire all minority interests, which had a book value of $5,721,000 as of November 30, 2004.
     On December 31, 2004, MSV and CCR merged. The Copper Rand Mine is now held 100% by the Company through its wholly-owned subsidiary MSV.
     Delays in completing development of the Copper Rand Mine resulted in substantial additional costs and production shortfalls which brought about a rapid deterioration of the Company’s financial situation. As a result, on June 30, 2005 the Company and its subsidiaries filed for protection under CCAA and were granted an initial order requiring the presentation of plans of arrangement (collectively the “Plan of Arrangement”).
     On June 8, 2006, the Company filed the Plan of Arrangement. On June 26, 2006 the Plan of Arrangement was approved at a meeting of creditors of the Company and its subsidiaries, and on June 27, 2006, the Superior Court of Québec sanctioned the Plan of Arrangement. On February 27, 2007, the Monitor under the CCAA issued a Certificate of Execution with respect to the Plan of Arrangement of Campbell confirming that it has executed all of its obligations pursuant to its plan of arrangement with its creditors. The Company also remitted to the Monitor all amounts required for the payment in full of the claims made by the creditors of GéoNova. The court subsequently granted extensions of the CCAA protection to June 15, 2007 for subsidiaries MSV and Meston.
Discovery Project
     On October 8, 2002, Strateco Resources Inc. (“Strateco”) signed a final agreement with GéoNova, under which Strateco has the option to acquire a 50% interest in the Discovery gold project located on the

Discovery Property by funding $4,500,000 in exploration over four years. On February 15, 2006, GéoNova entered into an agreement with Strateco whereby GéoNova sold the Discovery Property to Strateco for a global value of $1.5 million (cash & shares).
Mexican Assets
     During the 2001 fiscal year, the Company entered into an option agreement to sell its Mexican subsidiary, Oro de Sotula, S.A. de C.V. (“Sotula”), which held the Santa Gertrudis property, to Queenstake Resources Ltd. (“Queenstake”). This option was exercised effective January 31, 2002. Queenstake assumed full liability for proper abandonment and reclamation of the Santa Gertrudis property and has agreed to indemnify that company with respect to all environmental obligations. The transaction provided that the Company could receive up to US$2 million depending on future events, plus a 1% net smelter returns royalty on any future production from the property and a one-third share of any proceeds from a further sale of the Santa Gertrudis property by Queenstake. In September 2002, the Company received US$150,000 through the issuance of 978,500 shares of Queenstake, pursuant to a provision note triggered at a gold price of US$330. These shares were sold for net proceeds of $430,000, during the first quarter of 2003. In 2003, payment of the remaining notes totalling US$1,850,000 was triggered and the Company received a final amount of US$1,650,000 of which CAN$1,492,000 was paid in cash and the balance by the issuance of common shares by Queenstake.
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
Bachelor Lake Property
     In July 2003, the Company entered into an agreement with Wolfden Resources Inc. (“Wolfden”) entitling Wolfden to acquire a 50% interest in the Bachelor Lake property, located in the Township of Lesueur, Québec, by committing to spend $3,000,000 in exploration work on the property over three years, of which $1,500,000 would be spent in the first year, and by paying $100,000 per year over the first two years or, in lieu of each payment, to issue 50,000 common shares of its capital stock.
     In 2004, the Company, through its wholly-owned subsidiary GéoNova, entered into an agreement with Metanor Resources Inc. (“Metanor”) to sell all of its interest in the Bachelor Lake Property. Metanor acquired 100% of the rights, titles, interest and the Wolfden option for a purchase price of $2,300,000 which has been fully paid. The Sale and Purchase Agreement provides for Metanor to assume the obligations of GéoNova under the Wolfden option and Joint Venture Letter of Agreement dated June 18, 2003 and to assume together with Wolfden the royalty payments to be paid once the Bachelor Lake Property is put into production.

2006 Agreements
     The Company entered into a letter agreement dated April 18, 2006 (the “Nuinsco Letter Agreement”) with Nuinsco Resources Limited (“Nuinsco”) whereby Nuinsco agreed to (i) provide interim and ongoing consulting services respecting the operations of the Company’s mines, (ii) assist the Company in obtaining funding for the development of the Copper Rand Mine to a minimum of $5 million, (iii) subscribe for $2,5 million of units (the “Nuinsco Placement”) under the conditions of the Nuinsco Placement including (a) that the number of common shares in the share capital of Campbell comprising part of the Nuinsco Placement shall represent 10% of the number of outstanding common shares calculated on a fully diluted basis after giving effect to the Brokered Placement (as defined hereafter) and the Rights Offering (as defined hereafter) and (b) that the Company shall have completed the Brokered Placement (as defined hereafter) and the Rights Offering (as defined hereafter) and (iv) obtain a non-recourse project loan (the “Corner Bay Loan”) in an amount up to a maximum of $4,000,000 and/or other financing sufficient to develop and bring into commercial production a mine above the 250 metre level at the Company’s Corner Bay Property in accordance with a feasibility study to be prepared by Nuinsco at the Company’s cost, subject to the approval of the Company’s board of directors. Upon the execution of a definitive agreement with a lender respecting the Corner Bay Loan or prior to commencement of the development of the Corner Bay deposit, whichever occurs first, the Company agreed to transfer to Nuinsco, for no cost, an undivided 50% interest in all of the Corner Bay property, free and clear of all liens, encumbrances, royalties and other interests whatsoever (other than a 2% net smelter return royalty payable in respect of sales exceeding 750,000 tons of ore and the encumbrances created pursuant to the Corner Bay Loan.
     On April 20, 2006, the Company and Sprott Securities Inc. (the “Agent”) entered into an agreement whereby the Agent agreed to act as agent of the Company to sell, on a best effort private placement basis, up to 100 million special warrants, at a price of $0.08 per special warrant for proceeds of up to $8 million which was subsequently increased to 125 million special warrants, at a price of $0.08 per special warrant for proceeds of up to $10 million (the “Brokered Placement”).
     On May 1, 2006, the Company entered into an operating consulting agreement with Nuinsco (the “Operating Consulting Agreement”), whereby Nuinsco provides consulting services for Campbell’s development and mining activities, including development to increase production at the Copper Rand mine, development of the Corner Bay deposit and operation of the Joe Mann gold mine. Nuinsco has completed a study and prepared a development and mining plan which could provide the additional production necessary to bring the Corner Bay mine into production. The Operating Consulting Agreement has been in effect since May 1, 2006 and continues until April 30, 2007 and thereafter Nuinsco shall be entitled to terminate the Operating Consulting Agreement upon 30 days prior notice to the Company and the latter shall be entitled to terminate the Operating Consulting Agreement upon 180 days prior notice to Nuinsco. Under the Operating Consulting Agreement, Nuinsco received: (i) 2 million common shares of the Company upon commencement of the provision of services under the Operating Consulting Agreement; (ii) 1 million common shares of the Company upon completion of the Brokered Placement, Nuinsco Placement and Rights Offering (as defined hereafter); (iii) $25,000 plus 200,000 common shares of the Company per month (up to a maximum of 4 million common shares); and (iv) share purchase warrants equal to 20% of the outstanding common shares of the Company, after completion of the Brokered Placement, Rights Offering and Nuinsco Placement. The Company accounted for these warrants in 2006, since all the conditions had been met as at December 30, 2006, even if the issuance of the warrants was delayed to January 18, 2007 due to the necessity to obtain additional regulatory approval required by the increase in the total number of warrants to be issued, compared to the pre-approved number, the fair value of the 67,807,429 warrants, exercisable at a price of $0.10 per share until January 18, 2009, was estimated at $4,218,000 and accounted for as reorganisation costs.

     On October 23, 2006, the Company, through its subsidiary Meston, acquired all of the outstanding shares of Pinnacle International (Taylor) Plaza Inc. (“PINNACLE”) which then became a wholly-owned subsidiary of the Company. On November 9, 2006, PINNACLE, a corporation involved in residential development, was dissolved and wound-up in Meston.
Financings
     During 1991, a predecessor of Meston entered into a corporate restructuring and financing arrangement (the “1991 Financing”) in which it issued to a group of Canadian financial institutions $38,000,000 of guaranteed subordinate debentures and notes (the “Guaranteed Debentures”) and $12,000,000 of guaranteed non-cumulative redeemable retractable preferred shares (the “Preferred Shares”) and renounced to Canadian development expenses. The Guaranteed Debentures beared interest at varying rates and were repayable upon maturity in 2007. The Preferred Shares were retractable in 2007. In order to secure the obligations in respect of the Guaranteed Debentures and the Preferred Shares, Meston Investments Limited, a subsidiary of Meston entered into an interest rate exchange agreement (the “Exchange Agreement”) with a major international bank (the “Bank”) and irrevocably assigned all amounts receivable under the Exchange Agreement directly to the investors. The proceeds of the Exchange Agreement were used to make all interest payments, repay the Guaranteed Debentures upon maturity and retract the Preferred Shares. Accordingly, the Bank was primary obligor under the 1991 Financing and Meston was contingently liable should the Bank have failed to perform under the agreements. The Guaranteed Debentures were subordinated to all current non-trade and future senior indebtedness of Campbell and its subsidiary. On January 11, 2007, Meston reimbursed the Guaranteed Debentures and notes for an aggregate amount of $38 million and redeemed $12 million of the Preferred Shares, the whole in accordance with the 1991 Financing. The payments were pursuant to a series of exchange agreements which provided for termination of payments totalling $50 million. Deposits were made with an international bank to secure all principal and interest payments associated with the Guaranteed Debentures and notes and Preferred Shares.
     In July, 1994, concurrent with the acquisition of Santa Gertrudis, the Company entered into an underwriting agreement with First Marathon Securities Limited pursuant to which the Company sold US$11,005,000 aggregate principal amount of 7 1/2% Convertible Subordinated Debentures (Unsecured) (the “7 1/2% Debentures”). The 7 1/2% Debentures came to maturity on July 21, 2004, the tenth anniversary of their date of issue. The Company repaid the 7 1/2% Debentures at maturity by issuing common shares of the Company at the conversion price of US$5.00 per common share (on a post-consolidation basis).
     During the 2001 fiscal year, the Company raised $500,000 through the completion of a private placement of 1.2 million common shares and a warrant for the purchase of an additional 1.2 million common shares at $0.49 per share. This warrant was exercised during the first quarter of 2002 to raise an additional $570,000.
     During the 2001 and 2002 fiscal year, the Company completed a three tranches $32,400,000 royalty financing on future production from the Joe Mann Mine for cash receipts of $1.7 million and notes receivable totalling $26.1 million. During the first quarter of 2003, with the decision not to bring the Corner Bay Property into production, Campbell re-purchased the royalty units in Corner Bay and sold additional units in the Joe Mann Mine. Following this transaction, 4,740 royalty units in the Joe Mann Mine, the maximum number of units contemplated by the financing, were issued and outstanding. The royalty was paid to the unit holders based on the following formula: the fraction of outstanding royalty units over 4,740 units multiplied by $8 per ton of ore for the years 2002 and 2003, $14 for 2004, $35 from January 1, 2005 until the net proceeds of the royalty sale, plus interest of 10% compounded annually, exceed the aggregate of all royalty payments, from the date paid to the date of determination, at 10% compounded annually and $1.50 per ton thereafter. The unitholders had the right to require the Company to retract the royalty on or at any time after May 1, 2004 at the fair market value of the royalty unit. In 2005, the unitholders exercised their right and the Company repurchased the deferred royalty for a total lump sum of $5,900,000. This deferred royalty amounted to $24,908,000 at the time of the repurchase and the Company therefore recorded a gain of $19,008,000. However, given the uncertainty regarding the collection of the notes receivable from the unitholders, the Company has recorded an allowance for doubtful account equal to the remaining portion of the amount, which stood at $17,437,000 at the repurchase date. The net impact resulting from the repurchase of the deferred royalty aggregates $1,571,000 and was included in other income in 2005. The Company intends to take legal action to recover the entire amount.
     In 2001, CCR received a subsidy of $840,000 from the MRNF of which $378,000 was refunded in 2006. CCR was also eligible to receive $1,200,000 from the Centre local d’emploi (Québec) in training grants.
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
     In March 2004, the Company closed a private placement led by GMP Securities Ltd. and including Westwind Partners Inc., Sprott Securities Inc., Haywood Securities Inc. and Maison Placements Canada Inc., of 11,023,000 units at $0.80 per unit, for gross proceeds of $8,818,400. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant was exercisable for one common share at $1.20 per share for a period of three years. The common share purchase warrants expired on March 11, 2007 without being exercised. The proceeds of this private placement were used for the development of the Copper Rand Mine located in Chibougamau, Québec.
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
     During the month of October 2004, the Company obtained a line of credit of up to US$8 million with Auramet Trading, LLC (“Auramet”) in order to finance 90% of the payable copper and silver content and 100% of the payable gold content included in the concentrate shipped to Falconbridge Limited’s smelting facilities from the Copper Rand and Joe Mann mines. The Company paid a fee of US$100,000 and issued 200,000 share purchase warrants, giving Auramet, for a three-year period, the right to subscribe to 200,000 common shares at a price of $0.65 per share. This line of credit terminated on December 31, 2005. In January 2006, this line of credit was extended to December 31, 2006 with an increase in the interest rate to LIBOR + 4% and the issuance of 200,000 additional share purchase warrants for a two-year period at a price of $0.20 per share. Additional fees with respect to said extension are US$25,000 paid from the first payment under the facility and US$25,000 from the first payment made in June 2006. Monthly administrative fees of US$2,500, to be deducted from the first payment in each month of the facility; said administrative fee to cease for each month following the month that the obligors emerge from the protection of the CCAA. On the maturity date, the line of credit with Auramet was not renewed.
     In 2004, MSV, a subsidiary of the Company entered in an exchangeable capital units (“ECU”) financing of $4,000,000 with RMB Resources Ltd. (“RMB”), guaranteed by a first-ranking hypothec on the Corner Bay, Eastmain and Joe Mann properties, and a floating charge on all other Company assets. The net proceeds were used to complete the development at the Copper Rand Mine and to increase working capital. The Company repaid the $4,000,000 loan granted by RMB on September 29, 2006 with the proceeds of its financings in 2006.
     The Company completed a $1,800,000 non-brokered private placement in December 2004 through the issuance of 2,690,367 flow-through shares to private investors. The amount raised under this private placement will allow Campbell to pursue its exploration programs on the Meston (adjacent to the Joe Mann Mine), Corner Bay, Jaculet and Eastmain properties into 2005.
     For the fiscal years ended December 31, 2001, 2002, 2003 and 2004, the Company received $3,883,000 in mining tax credits from Québec governmental authorities. In 2007, the Company plans to claim approximately $429,000 in mining tax credits for the fiscal year ended December 31,2005 which is currently under review by Quebec governmental authorities.
     On May 26, 2006, the Company closed the Brokered Placement whereby the Company issued 125 million special warrants at $0.08 per special warrant for aggregate gross proceeds of $10 million. In connection with the Brokered Placement, the Company paid the Agent 6% of the gross proceeds of the Brokered Placement and issued 7,500,000 broker warrants to the Agent, representing 6% of the number of special warrants purchased under the Brokered Placement. Each broker warrant is exercisable at any time for one common share at a price of $0.08 per share for a period of 2 years from the closing date. The Brokered Placement was allowed by prospectus dated September 27, 2006 which was amended on October 18, 2006 (the “2006 Prospectus”).
     The 2006 Prospectus also qualified a rights offering to the shareholders of the Company of up to 233,220,881 rights to purchase 69,966,264 (the “Rights Offering”) under the terms and conditions described hereafter. The Company issued transferable rights to the holders of its common shares at the close of business on October 30, 2006. Each shareholder of the Company received one transferable right (a “Right”) for each share held and every ten Rights entitled the holder to subscribe for and purchase three Campbell units

(the “Units”) at a price of $0.08 per Unit up to November 24, 2006. Additional Units were subscribed for pursuant to the additional subscription privilege. Each Unit consisted of a common share and one-half of one common share purchase warrant (“Warrant”). Each whole Warrant entitled its holder to subscribe for one additional common share at a price of $0.15 per share until the earlier of May 26, 2008 and the date that is 30 days following the date of the accelerated expiry notice, being the notice that the Company may provide by press release on or after May 26, 2007 in the event that the volume weighted average price of the common shares of the Company on the Toronto Stock Exchange for 20 consecutive trading days is at least $0.30. In the event that the Rights Offering was not fully subscribed, the Agent and Nuinsco had the option to take up any shortfall on a prorate basis to their equity financings. For greater certainty, neither the Agent nor Nuinsco was obligated to take up any such shortfall. On November 24, 2006, the Company announced that its rights offering had been fully subscribed, raising proceeds of $5,597,301.
     On December 30, 2006, the Company and Nuinsco closed the Nuinsco Placement whereby Nuinsco subscribed for 31,250,000 units for gross proceeds of $2.5 million. Each unit consists of one common share and one-half common share purchase warrant (a “Warrant”). Each Warrant is exercisable for one common share of the Company at a price of $0.15 per share until the earlier of May 26, 2008 and the date that is 30 days following the date of the accelerated notice, being the notice that the Company may provide by press release on or after May 26, 2007 in the event that the volume weighted average price of the common shares of the Company is at least $0.30 for a period of 20 consecutive days.
     On March 30, 2007, the Company completed a $7 million private placement equity financing, consisting of 56 million flow-through common shares at a price of $0.125 per share. Closing is expected to occur on or around April 17, 2007. The completion of this financing will trigger the availability of a further $4 million in convertible debt financing.
     As of March 30, 2007, 351,423,977 common shares of the Company were issued and outstanding.
Business Overview
     The Company is a gold and copper mining company operating principally in the Chibougamau area in northern Québec. The Company sells metals on international markets at prices that fluctuate daily, based upon among the other factors, world market supply and demand. The Company competes with other mining companies insofar as such competitors produce the same products.
     Factor that allow producers to remain competitive in the market over the long-term include the quality (grade, metallurgy, etc.) and size of the ore body, the cost of production and the proximity of the production facilities to market. In respect of each of these factors, the Company considers itself to be competitive with other producers in the mining industry; however, management does not consider any other producer to be in direct competition with the Company.
     The main assets of the Company are the Joe Mann Mine, the Copper Rand Mine and the Corner Bay Property.
     Joe Mann Mine
     The Joe Mann Mine is an underground gold mine owned by Meston and is located near the town of Chibougamau, which is approximately 350 miles north of Montréal, Québec. Meston is a wholly-owned subsidiary of the Company. The Joe Mann mine was brought into production by the Company in 1987. After a shutdown in November 2000, the mine resumed production in April 2002 and has been in production since that date. As of the date hereof, the Company anticipates stopping the mining operations of the Joe Mann Mine in the course of the third quarter of 2007 if the results from current deep drilling programs are unsatisfactory to the Company.
          The breakdown of total gross metal sales for the last three financial years is as follows:

Sales	2006		2005		2004
	Quantities	$’000	Quantities	$’000	Quantities	$’000

Gold (ounces)	13,816	9,795	30,460	17,818	38,447	20,287
Copper (lbs)	440,000	1,973	903,000	2,039	795,000	1,422
Silver (ounces)	9,282	120	22,286	194	22,456	199
Gain (loss) on foreign exchange		37		(136)		(75)

Total gross metal sales		11,925		19,915		21,833
          The gold extracted is recovered in the form of gold bars which are sold on the gold market or included in the copper concentrate purchased by Ocean Partners as of January 1, 2007 pursuant to the Ocean Partners Agreement. Under the Ocean Partners Agreement, the price of gold is the average of the official -London Am & PM Gold Fixing average over the Quotation Period.
     Copper Rand Mine
          The Copper Rand Mine, an underground copper mine owned by MSV, a wholly-owned subsidiary of the Company, is also located near the town of Chibougamau.
          Since 2001, development work has been performed to permit the access to the ore body between levels 4,000 and 5,000. The development work includes the deepening of the shafts to a dept of 4320 ft. with all its infrastructure, a 3,800 ft. decline ramp with its conveyor, a 900 ft. raise of ventilation connected to the upper level and all the required development to access the ore between levels 4790 and 4510, and the modification to the hoist system and the preproduction. The Copper Rand Mine has been in production since January 1, 2007.
          The breakdown of gross metal sales of the Copper Rand Mine for the last two financial years are as follows:

Sales	2006		2005
	Quantities	$’000	Quantities	$’000

Gold (ounces)	3,631	2,769	7,098	4,036
Copper (lbs)	3,271,000	12,969	6,777,000	15,489
Silver (ounces)	8,813	134	21,820	183
Gain (loss) on foreign exchange		38		(144)

Total gross metal sales		15,910		19,564
     Corner Bay Property
          The Corner Bay deposit is located near the Chibougamau Lake in the townships of Lemoine and Obalski, about 20 km (in a straight line) from the city of Chibougamau, approximately 45 km by road. The

Corner Bay Property covers approximately 256 hectares. A total of 16 claims cover the property. The claims covering the property are all held by MSV.
     In order to move forward the pre-feasability stage, the following work to be executed by the Company is part of recommendation made by Systèmes Géostat International Inc.in their technical report entitled “Corner Bay deposit, Audit of Mineral Resources” dated July 12, 2006. The Company must continue exploration drilling at depth below the diabase dyke in infill the drilling grid in the top part to increase the amount of indicated mineral resources. The Company must carry out copper metallurgical recovery investigations on diamond drill core and /or on bulk samples during or before pre-feasability study. The Company must proceed with the extraction of a bulk sample of approximately 40,000 tonnes by the sinking of a ramp to validate the mineral resources estimated within the first 300 vertical metres. A bulk sampling project has already been initiated by the Company.
[Intentionnally left blank]

Campbell Properties
          The following map of the Province of Québec shows the locations of the mines and principal exploration properties of the Company

1 Pitt Gold	5 Chevrier	9 Copper Rand Mine
2 Berthiaume Syndicate	6 Gwillim	10 Corner Bay
3 Discovery (sold in 2006)	7 Joe Mann Mine	11 Eastmain (sold in 2007)
4 Bachelor Lake (sold in 2004)	8 Cedar Bay	12 Lac Harbour
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
Organizational Structure
     Inter-Corporate Relationships
     The following chart illustrates the principal subsidiaries of Campbell, together with the jurisdiction of incorporation of each company and the significant properties held by each company:

Note:

(1)	See discussion of agreement with Strateco discussed in Item 4.

(2)	See discussion of agreement with Eastmain Resources Inc. discussed in Item 4.

(3)	See discussion of agreement with Metanor discussed in Item 4
     Employees
     Campbell and its wholly-owned subsidiaries employed approximately 287 persons as at December 31, 2006, of whom 138 were covered by collective bargaining agreements. The relationship of Campbell and its subsidiaries with their employees and contractors is considered by Campbell to be satisfactory. During the last three financial years, there were no material strikes or walkouts.

     The collective agreement for the Copper Rand Mine was renewed on May 1, 2004 and will terminate on April 30, 2009. The collective agreement at the Joe Mann Mine was renewed on June 1, 2005 and will terminate on December 31, 2010. The collective bargaining unit at the Joe Mann Mine is represented by Le Syndicat des Travailleurs-euses de la Mine Meston (“CSN”). The collective bargaining units at the Copper Rand Mill and the Copper Rand Mine are represented by the United Steelworkers of America.
Property, Plants and Equipment
Business of Meston
The Joe Mann Mine
     History
     The Joe Mann property was acquired in July 1980 by Meston Lake Resources Inc. (“Meston Lake”), a predecessor of Meston, a wholly-owned subsidiary of Campbell. The original deposit was discovered in 1950. A three-compartment exploration shaft was sunk and some 859,000 tons of ore grading 0.176 oz/ton of gold had been mined and milled until June 1975 when rising costs coupled with poor recoveries prohibited further mining. Subsequently, Meston Lake acquired the mine and the shaft was dewatered in 1980 before financial problems put a halt to the operation.
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

     In the period following this decision, mineral resources and reserves were reviewed and the 2001 Plan for the resumption of operations was prepared. Management also considered various strategies to ensure that the future exploration and development requirements of the mine would be properly funded. The 2001 Plan was presented to the Board of Directors on March 14, 2001. The 2001 Plan concluded that current development was insufficient to permit the required production rates to be achieved and maintained and that a development and long-term exploration program was required to permit planning and development between the 2,350 and 3,400-foot levels. The 2001 Plan at the Joe Mann Mine commenced in November 2001. Progress on these programs enabled the Company to gradually resume mining operations in April 2002. Milling operations re-commenced in February 2002 and are still ongoing. As of the date hereof, the Company anticipates stopping the mining operations of the Joe Mann Mine in the course of the third quarter of 2007 if the results from current deep drilling programs are unsatisfactory to the Company.
     Location, Access and Ownership
     The Joe Mann Mine is located approximately 40 miles south of Chibougamau, Québec, which is approximately 350 miles north of Montréal. The property consists of three mining concessions and one mining lease covering 106 hectares and 24 mining claims covering approximately 400 hectares. In addition, Meston holds 225 mining claims covering approximately 3,350 hectares outside of the Joe Mann Mine area. The property is accessed from Chibougamau by road. Highway 167 leads to the gravel mine access road, which is approximately 12 miles in length and is serviced by Meston.
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
     Two principal veins account for almost 85% of the known mineral reserves and 90% of production contemplated by the 2001 Plan. The main vein (the “Main Vein”) is located north of the shaft and has an east-west strike length of approximately 3,000 feet with an 80-degree dip to the north. The Main Vein contains about 87% of the reserves. The South Vein accounts for 13% of reserves and is located about 350 feet south of the Main Vein between the No. 1 shaft and the No. 2 production shaft. The south vein (the “South Vein”) has a strike length of about 3,000 feet in an east-west direction and a north dip and appears to weaken below the 2,750 level.
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
     The following table summarizes mineral reserves and resources estimated and calculated by the Company at December 31, 2006 for the Joe Mann Mine on the basis of a gold price of US$575 per ounce, at December 31, 2005 on the basis of a gold price of US$425 per ounce and at December 31, 2004 on the basis of a gold price of US$350 per ounce. The mineral reserves and resources at December 31, 2006 were actualized by the Company from an audited report entitled “Audit of the Mineral Resources and Mineral Resources of the Joe Mann Mine” dated July 21, 2006 by Systèmes Géostat International inc., independent geological and mining consultants.

	Mineral Reserves
	December 31, 2006		December 31, 2005		December 31, 2004
		Grade		Grade		Grade
	Tons	(onz/ton)	Tons	(oz./ton)	Tons	(oz./ton)
Proven	32,000	0.201	45,300	0.236	107,000	0.306
Probable	6,000	0.211	64,000	0.245	105,000	0.305
Total	38,000	0.203	109,300	0.241	212,000	0.306

	Mineral Reserves
	December 31, 2006		December 31, 2005		December 31, 2004
		Grade		Grade		Grade
	Tons	(onz/ton)	Tons	(oz./ton)	Tons	(oz./ton)
Measured	9,000	0.240	162,000	0.229	214,000	0.246
Indicated	142,000	0.239	264,000	0.288	257,000	0.289
Inferred	165,000	0.233	180,000	0.191	180,000	0.191

Notes:

(1)	These estimates were verified internally by Ghislain Deschênes and Jean Tanguay (2004-2005) both Qualified Persons who are practicing as geologists since 1982 and 1996 respectively.

(2)	Details and parameters of mineral resource calculations at December 31, 2004, 2005 and 2006.

Calculation method	Data bloc modelling
Cut off grade 2006 (2004) (2005)	0.200 oz Au/T (0.250, 0.225)
High-grade cut Au	2.0 oz
Dilution 2006 (2004-2005)	6 ft. min. horz. Width
Mill recovery (Au) 2006 (2004) (2005)	84.6% (85%, 83%)
Price assumption (Au) 2006, (2004) (2005)	US$575/oz (US $425/oz, US $450/oz)
Exchange rate Can$/US$ 2006 (2005) (2004)	0.893, (0.80),(0,833)
     The total estimated proven and probable mineral reserves at the Joe Mann Mine decreased by 71,300 tons from 109,300 tons at December 31, 2005 to 38,000 tons at December 31, 2006. After taking into account production during 2006 of 80,639 tons grading 0.207 ounces of gold per ton, and the decrease of the cut off grade from 0.225 opt Au to 0.200 opt Au.
     Exploration activity at the Joe Mann Mine was gradually scaled down in 2004. The depth extension of the West Zone below the 2900 level was deceiving and other targets tested which could have been accessible within the mine infrastructure did not return significant results considering that a cut off grade of 0.30 opt Au over 6 feet was required to be mined profitably. Therefore, at December 31, 2006 reserves and resources at the Joe Mann Mine were as follows:

	Tons (short)	Au (opt)

Reserves
Proven	32,000	0.201
Probable	6,000	0.211

Total reserves	38,000	0.203

Resources
Measured	9,000	0.240
Indicated	142,000	0.239

Total resources	151,000	0.239

Inferred	165,000	0.233

Notes:

Information on calculations of mineral reserves and resources at Joe Mann:

-	All data verified by G. Deschênes, Chief Geologist for Campbell;

-	Economic parameters: Au = US$575/oz, Cu = US$3.00/lb US$/Can$ = 1.12;

-	All high gold grades brought back to 2.0 opt Au;

-	Method used, polygon on orthogonal projection. Cut off = 0.200 opt Au (reserves); 0.20 opt Au (resources); Recovery

=	Au : 84.6%
     Cut off grade for December 31, 2006 reserves was established at 0.200 opt Au considering the actual gold price. There was no underground exploration program during 2005 at the Joe Mann Mine. In 2006, considering the gold price, underground exploration and definition drilling should have resumed at the Joe Mann Mine in order to increase the actual reserves and resources. Due to depletion of reserves, the Company has decided to close the Joe Mann Mine in the course of the third quarter of 2007.
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
     The following table sets out production from the Joe Mann Mine for the past three years:

Joe Mann Mine Production Summary Year ended December 31	2006	2005	2004
Tons Milled	80,639	139,064	185,490
Gold Grade (oz./ton)	0.207	0.254	0.230
Copper Grade (%)	0.29	0.34	0.23
Gold Produced (ounces)	14,146	29,434	39,175
Copper Produced (000’s lbs.)	440	897	801
Cash Operating Costs (1) (US$ per oz. of gold)	818	427	411

Note:

(1)	Operating costs include all on-site mining, processing and administrative costs, net of copper and silver by-product credits.
     Milling
     Ore from the Joe Mann Mine was transported approximately 40 miles by truck to Campbell’s Copper Rand mill for processing. The Copper Rand mill was commissioned in 1959 and is regularly maintained and is in good working order. During 2006, the gold recovery rate at the Copper Rand mill, which processed ore from the Joe Mann Mine and the Copper Rand Mine, was 84,74% compared to 83,24% in 2005 and the copper recovery rate 95,59% compared to 94.45% in 2005. The mill process includes two separate circuits; a gravity circuit and a flotation circuit. Original design capacity at the Copper Rand mill was 3,000 tons per day as a flotation mill. Gold recovered from the gravity circuits is formed into doré bars on site and is shipped to the Royal Canadian Mint for refining. The flotation circuit uses standard technology to produce a copper-gold concentrate.. Before January 2005, the ore from the Joe Mann Mine was transported and processed to the Campbell Merrill mill. This change was done in order to optimize physical and human resources. Since the Copper Rand mill does not have a cyanide circuit, the gold recovery was lower. However, this lost was positively compensated by the reduction of milling cost by processing at the Copper Rand mill.
     Employees
     At the Joe Mann Mine, 65 persons were employed as of December 31, 2006, compared to 114 persons as of December 31, 2005. Of the 65 employees, 51 mine workers were covered by a collective bargaining agreement with CSN and one nurse was covered by a collective bargaining agreement with La Fédération des Infirmiers et Infirmières du Québec (FIIQ). During the last three financial years, there were no material strikes or walkouts at the Joe Mann Mine.
     The collective agreement at the Joe Mann Mine was renewed on June 1, 2005 and will terminate on December 31, 2010.
     Royalties
     In May 1993, Meston sold a graduated net smelter return royalty to Repadre Capital Corporation (“Repadre”), a subsidiary of Dundee Bancorp Inc., for $3 million cash. The royalty, based on production from the Joe Mann Mine, is 1.8% at gold prices up to $512 per ounce increasing to 3.6% at gold prices of $625 per ounce and greater. A 2% royalty is also payable on copper production in excess of 5 million pounds per year and silver production in excess of one million ounces per year. On June 30, 2001 Campbell issued 800,000 common shares to Repadre pursuant to the merger in exchange for the reduction of this royalty to 1.5% at a gold price of US$325, 1.75% at a gold price of US$350 and 2% at a gold price of US$375 or higher. This amended royalty is payable up to a maximum of $500,000, after payment of which, the royalty will reduce to 1% payable thereafter so long as the gold price is at least US$350. Royalty payments were again triggered in the commencing in December 2002. No royalty was paid in 2002. For the years ended December 31, 2005 and 2006, $147,531 and $84,521 respectively were paid to Repadre under this agreement. From May 1993 to the end of 2006, an aggregate of approximately $4,957,000 was paid pursuant to this royalty.
     During the 2001 and 2002 fiscal year, the Company completed a three tranches $32,400,000 royalty financing on future production from the Joe Mann Mine for cash receipts of $1.7 million and notes receivable totalling $26.1 million. During the first quarter of 2003, with the decision not to bring the Corner Bay Property into production, Campbell re-purchased the royalty units in Corner Bay and sold additional units in the Joe Mann Mine. Following this transaction, 4,740 royalty units in the Joe Mann Mine, the maximum number of units contemplated by the financing, were issued and outstanding.
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
     The unitholders had the right to require the Company to retract the royalty on or at any time after May 1, 2004 at the fair market value of the royalty unit. In 2005, the unitholders exercised their right and the Company repurchased the deferred royalty for a total lump sum of $5,900,000. This deferred royalty amounted to $24,908,000 at the time of the repurchase and the Company therefore recorded a gain of $19,008,000. However, given the uncertainty regarding the collection of the notes receivable from the unitholders, the Company has recorded an allowance for doubtful account equal to the remaining portion of the amount, which stood at $17,437,000 at the repurchase date. The net impact resulting from the repurchase of the deferred royalty aggregates $1,571,000 and was included in other income in 2005. The Company intends to take legal action to recover the entire amount.
     Environmental Matters
     The rehabilitation and restoration plans for the Joe Mann Mine site were approved in early 2000 and an amount of $350,000 was deposited as at December 31, 2005. The plan for the Campbell Mill site is currently under review. The appropriate method of re-mediating acid spots, which have appeared on 50 hectares of previously re-vegetated tailings is currently being reviewed. Two alternate methods are being considered which involve costs ranging from $10,000 to $30,000 per hectare. Campbell currently estimates that the maximum financial guarantee will be approximately $3,872,000 for the Campbell Mill. . An amount of $808,000 was deposited as at December 31, 2006 for the purposes thereof. The asset retirement obligations total $3,792,000 for the Joe Mann Mine and the Campbell Mill sites as at December 31, 2006.
Mineral Exploration Properties
     Chibougamau Exploration Properties
     Meston owns extensive exploration properties in the Chibougamau area, including mining claims and several former producing mines. These former producing mines include the S-3, Lac Chib, Kokko Creek, Québec Chibougamau and the Main Mine.

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

     In 2005, $257,500 was spent by Meston (65%) in diamond drilling on the Meston property. SOQUEM (35%) has not participated in the exploration program in 2005. SOQUEM’s interest will be reduced accordingly to 34% and Meston’s interest increased to 66%.
     In 2006, no exploration activity was reported by Meston and SOQUEM.
Business of MSV
     The Company’s wholly-owned subsidiary MSV is principally involved in the production and development of gold and copper deposits in the Chibougamau region and along the Eastmain River in north western Québec. MSV’s assets are comprised of the Copper Rand Mine, the Cedar Bay Property (the “Cedar Bay Property”) which is located 1 km of the Copper Rand facilities and the Copper Rand Mill of a capacity of 3,000 ton-per-day concentrator.
The Copper Rand Mine
     Location and Title
     The Copper Rand Mine, as well as the Copper Rand Mill are located in the McKenzie Township, Province of Québec on the shores of Lake Chibougamau. It is approximately 7 kilometres east of the town of Chibougamau and is easily accessible from Route 167 and a paved secondary road. The property includes the Copper Rand Mine and the former producer Cedar Bay Mine. The property, is composed of six mining concessions and one mining lease covering an area of 449 hectares. Surrounding that block, MSV is controlling 100% of 185 mining claims and 12 mining concessions covering an area of 4,839 hectares in the McKenzie, Roy and Obalski Townships, Ungava electoral district.
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
     Copper Rand 5000 Project Background
     On December 4, 2000, MSV entered into a number of agreements with the Partners for the realization of the Copper Rand Project. The agreements provided for the investment by the Partners and MSV in shares of CCR, the reimbursement of the advances made by the Partners, the transfer by MSV to CCR of the operating assets of the Copper Rand Project, MSV’s management of the Copper Rand Project and the conditions relating to the closing of the Copper Rand Project financing. Final Copper Rand Project financing agreements were signed on March 8 and on March 15, 2001.

     In December 2004, Campbell, through MSV, acquired the remaining 24% interest in CCR equally held by the Partners by the issuance of 5,853,660 common shares of the Company as consideration for the 60,000 common shares of CCR held by the Partners.
     Financing of the Copper Rand Project and Details of the Management of the Copper Rand Project
     MSV transferred the operating assets for the Copper Rand Project to CCR, and MSV and its Partners then held shares of CCR. The Copper Rand Project as finally approved included; the transfer of assets valued at $10,000,000 in return for a 16% interest in CCR, the possible issuance of unsecured 8% convertible debentures by MSV for a maximum of $15,000,000, the possible issuance of shares of the MSV, exchangeable into up to 21,512,195 common shares of Campbell in consideration of the exchange of interests held by the Partners in CCR, the possible issuance of 2,439,025 common shares of Campbell to Investissement Québec and the set-up of a guarantee by MSV in favour of Investissement Québec. All common shares were to be issued at a minimum price of $1.025 per share and convertible debentures had a conversion price of $1.025 per share. In July 2001, in accordance with the terms of their initial investment, SOQUEM and SDBJ exchanged part of their interest in CCR into convertible debentures of MSV increasing MSV interest in CCR to 26%. MSV issued an aggregate of $2.5 million of debentures bearing interest at a base rate of 8% annually escalating based on metal prices and CCR’s production levels. The debentures were convertible into Campbell common shares at a conversion price of $1.025 per share.
     In 2001, Investissement Québec provided to CCR a loan and credit facility to fund the Copper Rand Project up to a maximum of $22 million, of which $5,5 million had been drawn at December 31, 2005. The loan provides that interest payment commences in June 2005 and repayment commences in June 2005 (in 16 quarterly payments). Under the loan and credit facility agreement, CCR has granted to Investissement Québec a five-year option to acquire up to 25,000 CCR shares at a price of $100 per share for an aggregate amount of $2,500,000. The shares issued to Investissement Québec upon exercise of the option are to be immediately converted into MSV common shares at a conversion price of $0.25 per MSV share resulting in the issuance of 10,000,000 additional MSV shares and thereby increasing MSV’s interest in CCR proportionally to the number of shares so converted. The facility is secured by a charge on the assets of CCR excluding inventory and receivables. As promoter and manager of the Copper Rand Project, MSV has guaranteed the Investissement Québec loan.
     In 2001, CCR received a subsidy of $840,000 from the MRNF of which $378,000 was refunded in 2006. CCR was also eligible to receive $1,200,000 from the Centre local d’emploi (Québec) in training grants.
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
     In the context of this reorganization, on October 1, 2003, Campbell acquired control of CCR by increasing its interest from 26% to 76% through the issuance of 12,195,120 Campbell common shares. The value of the net assets acquired was $11,302,000. Campbell’s financial statements reflect the financial situation and results of operations of the new subsidiary since that date. CCR was the owner of the Copper Rand and Cedar Bay mines and the Copper Rand Mill, which has a capacity of 3,000 tons per day, situated in the Chibougamau mining camp of Québec. In order to obtain the required project approval on this reorganization from Investissement Québec and to gain access to $5,500,000 of the originally approved $22,000,000 line of credit, Campbell reimbursed a portion of the guaranteed debt through the issue of 10,458,894 common shares in the amount of $8,157,701 and committed to invest $7,000,000 in operating funds for exploration and other activities. In addition, Campbell granted Investissement Québec the option to convert part or all of its debt into the Company’s common shares as of October 1, 2004 based on market prices at that time. According to this agreement, Campbell is required to invest amounts necessary to bring the mine on stream in order to access the remaining portion of the credit facility.
     Since March 2001, the development at the Copper Rand Mine has been focused on accessing the gold and copper resources between levels 4030 and 5000. Commercial production started in the first half of 2005 with annual production projected to be in excess of 29,000 ounces of gold and 15,000,000 pounds of copper. During the 2005 fiscal year, capital expenditures and exploration costs totalled $2,620,000, ($26,482,000 in 2004 and $10,422,000 in 2003). In 2005, in light of the situation at the Copper Rand Mine, the Company revalued the property. Higher costs and accumulated delays in development led to a $16,702,000 property write-down in 2005 and an additional $23,748,000 write down in 2006.
     On February 22, 2007, the Company announced a temporary suspension of the mining activities at its Copper Rand mine as a result of a rock fall and observations of ground movements in the area. Following a more complete assessment of the ground conditions at the Copper Rand Mine, the Company had initiated the development of a 1400-foot long ramp between levels 4690 and 4510 to eliminate the utilization of the existing ramp between the two levels. The cost of the new ramp will be offset by a substantial reduction in the amount of rehabilitation work required and will enhance the safety of employees. This decision allows limited production until June. Nuinsco is presently working with the Company to put in place a bridge loan to support the operations during the rehabilitation and the development of the new ramp.
     Other Aspects of the Copper Rand Project
     MSV is the operator of the Copper Rand Project.
     Geology
     The Copper Rand Mine is part of the Lac Doré complex, a stratified complex of intrusive origins, composed principally of meta-anorhosites and metagabbros. The prevailing meta-anorhosite rock is composed mostly (70 to 90%) of plagioclase rock which has been heavily altered to form zoïsites, clinozoïsites and epidotes. Frequent albitisation is observed. The plagioclase rock floats in a matrix of quartz, carbonate, sericite and chlorite rock. Sulfides are seldom found.

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
     The mineralization within the alteration corridors usually takes the form of sulfide lenses (generally 10 to 30%) composed principally of pyrite and chalcopyrite with occasional (1 to 5%) Pyrrhotite and small quantities of sphalerite and galena. The ore gangue (70 to 90%) is composed essentially of chlorite, quartz and carbonates. The relative distribution of these three components of the gangue varies, although generally carbonates represent 15 to 20% of the gangue on average.
     Mineral Resources
     The following table summarizes mineral reserves and resources estimated and calculated by the Company at December 31, 2006 for the Copper Rand Mine. The mineral reserves and resources at December 31, 2006 were actualized by the Company from an audited report entitled “Audit of the Mineral Resources and Mineral Reserves of the Copper Rand Mine” dated September 7, 2006 by Systèmes Géostat International inc., independent geological and mining consultants.

	Tons (short)	Cu (%)	Au (opt)

Reserves
Proven	384,000	2,23	0.060
Probable	951,000	1,54	0.091

Total reserves	1,335,000	1,74	0.082

Resources
Measured	47,000	2,02	0.057

Indicated	706,000	1,54	0.101

Total reserves	753,000	1,57	0.098

Inferred	467,000	2,06	0.079

Notes:

Information on calculations of mineral reserves and resources at Copper Rand:

-	All data verified byG. Deschênes, Chief Geologist for Campbell;

Economic parameters: Au = US$575/oz, Cu = US$3.00/lb US$/Can$=1.12;

All high gold grades brought back to 0.40 opt Au; All high copper grades brought back to 6.0%;

Method used, polygon on orthogonal projection. Cut off = $58 NSR;

Mill recovery = Au : 84,25% Cu = 98,4%.
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
     In order to reduce the development in waste and to reduce mining costs, the Company has entered into an agreement dated December 22, 2006 as amended on January 5, 2007 with Manroc Developments Inc. (“Manroc”) to initiate Alimak Mining methods for some blocks of ore.
The Copper Rand Mill
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
     Environmental Fund
     Campbell, through its subsidiary MSV Restoration Inc., benefits from an environmental fund (the “Environmental Fund”) of approximately $4,4 million as at December 31, 2006 ($4,1 million in 2005) of which $1,163,000 is currently held in trust by the MRNF and of which the remaining $3,237,000 is currently held in a trust account managed by the Trustee. The Trustee had deposited with the MRNF the $1,163,000 financial guarantee in respect of the rehabilitation plan of the Company which was approved by the Québec mining authorities The Environmental Fund was set aside for the restoration of the Copper Rand, Portage, Jaculet and Copper Cliff mining sites when the properties were acquired from Westminer in 1993. The asset retirement obligations for the Company regarding the Copper Rand, Portage, Jaculet and Copper Cliff sites total $2,826,000 as at December 31, 2006. In the event there is a shortage of funds required to do the rehabilitation and restoration work, the shortfall will be assumed equally between the Company and SDBJ.
     Tailings and Waste Disposal
     Tailings are disposed of in MSV’s tailings pond which meets all environmental requirements. The current disposal site has been used since 1974 exclusively for tailings generated from the Copper Rand, Portage and Eastmain mines. Tailing disposal sites have been extensively examined and tested during the course of the preparation of MSV’s application for operating permits filed with the MDDEP and are regularly tested in accordance with existing environmental standards. Tailing disposal sites meet all existing environmental requirements and standards. Waste rock from the Copper Rand Mine that cannot be dumped underground is hoisted to the surface and stored in a 240 ton bin adjacent to No. 4 shaft before being transferred to a waste dump located south of the shaft. The effluent for the tailings pond is tested in accordance with the existing standards with Québec environmental authorities
     Employees
     As at December 31, 2006, MSV had approximately 117 full time employees at the Copper Rand Mine compared to 72 at December 31, 2005 and 332 at the end of 1996 prior to the suspension of operations, as previously described. At the Copper Rand Mine, 86 employees were covered by a collective bargaining agreement with the United Steelworkers of America. The collective agreement, renewed on May 1, 2004 for a period of five years, will end on April 30, 2009.
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
The Corner Bay Property
     Location and Title
     The Corner Bay Property, located in the Townships of Lemoine and Obalski, Province of Québec, is approximately 55 km south of the City of Chibougamau. Easily accessible by road, the property is composed of 16 contiguous claims covering an area of 256 hectares.
     History
     From its discovery in 1956 until 1972, eight drilling programs totalling 1,463 metres and various geophysical and electromagnetic surveys were conducted on the property. In 1972, drilling by Rio Tinto PLC and Flanagan McAdam Resources Inc., led to the discovery of Zones A, B, C and D in the Inner Block. Between 1979 and 1981, Corner Bay Minerals Inc. (“Corner Bay”) carried out a drilling program consisting of 22 holes for a total of 2,488 metres. In addition, the drilling on a geophysical anomaly 500 metres long led to the discovery of the Zone Ouest.
     In 1982, Riocanex Inc. (“Riocanex”) discovered the Main Zone, located less than 500 metres from the Zone Ouest. Toward the end of 1984, Riocanex drilled 38 holes totalling 14,470 metres on these two zones. Preussag Canada continued work on the Zone Ouest and Main Zone between 1984 and 1986 by drilling and conducting geophysical surveys.
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
     In October 1994, MSV and Cache Explorations Inc. (“Cache”) jointly acquired the Corner Bay Property from Corner Bay and SOQUEM in consideration of the payment of certain royalties. In order to earn this interest, MSV undertook to invest $8 million to bring the deposit into production, to provide technical support and to mill the ore at cost. In October 1995, MSV acquired the remaining 45% interest when it merged with Cache. In December 1997, MSV renegotiated an agreement with Corner Bay and SOQUEM modifying the earlier agreement of October 14, 1994 regarding the acquisition of the Corner Bay Property. Under the new agreement, MSV acquired the property for a total consideration of $1,560,500, part of which was payable in cash with the balance payable in common shares. These obligations of MSV were discharged in 2001 as part of MSV’s proposal to creditors discussed above. As additional continuing consideration, MSV will pay a 2% net smelter royalty.
     MSV had planned to begin developing the Corner Bay Property in the second half of 1996 by driving a ramp from surface to a final depth of 340 metres. Because of a drop in copper prices at the end of the first half of 1996, management postponed this development.
     In accordance with Systèmes Géostat International Inc.’s technical report entitled “Corner Bay deposit, Audit of Mineral Resources” dated July 12, 2006, the Company has initiated during the fall of 2006, the installation of some surface facilities. For 2007, it is the intention of the Company to go ahead with the development of the ramp in order to extract a bulk sample of 42,000 tons. The Company is confident to begin production on the Corner Bay deposit shortly after the extraction of the bulk sample if copper prices remain at their actual pricing level.
     Geology
     The Corner Bay Property is situated within the anorthostic zone of the Lac Doré complex. Although a few mineralized zones have been intersected outside the known Main Zone, this zone is presently considered to be the only potential copper deposit. The Main Zone shows a strike bearing more or less continuously at N 10°W. To the north, it is intersected by a gabbroic dyke while to the south, the zone is limited by the presence of a deformation corridor striking NE-SW. The thickness of the shear zone is variable from 2 to 25 metres, and its abrupt dip is 80-85° to the west. Furthermore, it shows a lateral extension of more than 700 metres and its depth has been confirmed by drilling down to the 600 meter level.
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
Mineral Resources
     The following table summarizes mineral reserves and resources estimated by the Company as at July 2006 and audited by Systèmes Géostat International inc, independent geological and mining consultants in their technical report entitled “Corner Bay Deposit, Audit of Mineral Resources” dated July 12, 2006:

		Grade
	Tons	(Cu%)
Measured	181,000	5,07
Indicated	265,000	5,93
Inferred	1,441,000	6,76

Notes:

(1)	Ref: GÉOSTAT Technical Report on Corner Bay, July 2006. (Available on SEDAR: www.sedar.com)

Calculation method	Polygon
Cut off grade	3.00 % Cu
High-grade cut (Cu)	12.00 % Cu.
Dilution	Long hole: 15% Shrinkage: 20%
Mill recovery(Cu)	95%
Price assumption (Cu)	1.25US$/pound
Exchange rate Can $/US$	0.833
     Royalties
     MSV will pay a 2% net smelter royalty (70% to Corner Bay now Pan American Silver Corp. and 30% to SOQUEM) for any minerals mined from the property after production of 826,725 tons (750,000 tonnes).
The Eastmain Mine
     On February 27, 2007, MSV sold the Eastmain Mine Property to Eastmain Mines Inc., a wholly owned Subsidiary of Eastmain Resources Inc. (“Eastmain”) in consideration of $2.5 million in cash at closing, and 1,000,000 in common shares of Eastmain and 500,000 purchase warrants allowing for the purchase of common shares of Eastmain at the price of $1.00 per share, for a period of 12 months. On May 18, 2007, Eastmain shall issue an additional 1,000,000 common shares and 500,000 purchase warrants allowing for the purchase of common shares at price of $1.50 per share for a period of 12 months from the date of issuance. A Net Smelter Return Royalty (“NSR”) of 2% on any production over and above 250,000 ounces of gold will also be retained with an option in favour of Eastmain to re-purchase one-half of the NSR for $1 million.
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
Business of GéoNova
     The activities of GéoNova consist mainly in the acquisition, exploration and development of mining properties. Its strategy is to focus on exploration in the Province of Québec and more specifically, in the Abitibi region.
     The main projects are the Discovery project (the “Discovery Project”)which was sold in February 2006 as described below, the Chevrier project (the “Chevrier Project”), the Berthiaume syndicate (the “Berthiaume Syndicate”) and the Pitt Gold property (the “Pitt Gold Property”).
The Discovery Project
     GéoNova executed an agreement on February 15, 2006 with Strateco Resources Inc. (“Strateco”) whereby Strateco acquired a 100% interest in the Discovery property, located northwest of Val d’Or, Québec. Strateco already had an option to acquire a 50% interest in the property, in which it has invested over $3 million in exploration since 2002. The terms of the agreement were as follows: (i) $25,000 to be paid upon signature of the letter of intent; (ii) $200,000 to be paid within five days of Strateco’s annual meeting, and no later than May 30, 2006; (iii) $275,000 to be paid upon completion of the initial public offering of a new company created by Strateco, into which the property would be transferred, no later than August 30, 2006; (iv) at Strateco’s option, either $1,000,000 to be paid in cash or in shares no later than August 30, 2006; and (v) a 2% NSR royalty on all of the property claims, redeemable for $1,000,000.
     The Discovery property lies 45 kilometres northwest of Lebel-sur-Quevillon, Québec. It consists of 124 claims covering an area of 3,371 hectares.
The Chevrier Project
     Pursuant to the agreement between Inmet Mining Corporation (“Inmet”) and GéoNova dated November 30, 1995 and amended on February 20, 1997, April 30, 1999, October 15, 1999, November 30, 2000 and July 19, 2002 GéoNova acquired 100% of Inmet’s interest in a group of 270 claims located in Fancamp, Queylus and Hauy Townships for work commitment in an aggregate amount of $2,500,000 completed in November 2002 and other consideration including cash payments and shares. Upon completion of a feasibility study, Inmet may re-acquire a 50% interest by reimbursing 100% of the expenses incurred by GéoNova. In addition, on the Dolbo block, pursuant to an agreement between Cambior Inc. (“Cambior”) and GéoNova dated July 21, 1997 and amended on November 27, 1997, October 15, 1999 and

November 27, 2000, GéoNova may acquire 100% of Cambior’s interest in consideration of work. These blocks are subject to royalties of up to 3% NSR with, in some cases, an additional NPI of 7.5 to 10%.
     Location, Access and Ownership
     The Chevrier Project claims are located near Campbell’s Joe Mann Mine, about 30 km southeast of Chapais and 35 km south of Chibougamau, Québec, and are easily accessed by a network of logging roads. The project is comprised of five claim blocks including 270 mining claims covering 4,297 hectares located in Fancamp, Hauy and Queylus Townships. Four of the claim blocks are owned by Inmet with the remaining claim block owned by Inmet as to 64.25% with the remaining 35.75 % owned by Cambior.
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
     Historical Mineral Resources(1)
     The historical mineral resource is distributed over 14 lenses in the Chevrier zone. Inferred mineral resources at December 31, 2000 are estimated at 3.8 million tons grading 0.149 oz/t Au. Historical mineral resources were calculated by the GéoNova’s staff in August 1998, using the polygon method on longitudinal sections with a cut-off grade of 3.0 g/tonne Au, an average thickness of 3.48 metres for the mineralized zones. No dilution or mining factor was taken into account. This calculation was again verified internally in January 2000 by Jean Girard, a Qualified Person, employed by GéoNova as a geologist from 1994 to 2006.

Note:

(1)	Historical resources are not in compliance with the National Instrument 43-101 Standards of Disclosure for Mineral Projects.
Berthiaume Syndicate
     The Berthiaume Syndicate is a joint venture created on May 1, 1996 following the acquisition of mining properties by the mining syndicate known as the Beep Mat-1995 Syndicate, created in May 1995. The Berthiaume Syndicate consists of five mining exploration companies with initial interests as follows: Freewest

Resources Canada Inc. (“Freewest Resources”) (22.5%), Ressources Unifiées Oasis inc. (22.5%), SOQUEM (22.5%), EX-IN (10%) and GéoNova (22.5%). In 1997, EX-IN did not participate in exploration, and its interest was diluted to 9.44% while the interest of the other partners rose to 22.64% each. Partners Ressources Unifiées Oasis inc. and Freewest Resources did not fund their portion of the 1998 program nor their portion in relation to EX-IN’s non-participation for that period as well as for the fall of 1997, and their interests were diluted. EX-IN, Freewest Resources and Ressources Unifiées Oasis inc. all declined to participate in the summer 1999 program and costs were split 50-50 between SOQUEM and GéoNova. At October 31, 1999, the interests of the companies were as follows: Freewest Resources (20.04%), Ressources Unifiées Oasis inc. (20.04%), EX-IN (8.41%), SOQUEM (25.75%) and GéoNova (25.75%). Only Freewest Resources, SOQUEM and GéoNova participated in work conducted in 2000 in respective proportions of 28%, 36% and 36%. Interests will be recalculated shortly. GéoNova has been the project operator on behalf of the Berthiaume Syndicate since February 1997. When a partner’s interest falls below 10%, it can choose to convert the residual interest into a royalty. Partners who become diluted and convert their residual interest into a royalty share a 2% NSR equally among them. Half the royalty (1%) may be repurchased by any future mine operator for $1,000,000 in the first year of production from a deposit discovered on the property. Notwithstanding the above, no member of Syndicate may receive a royalty of more than 1% NSR or payment of more than $500,000.
     Property, Location and Access
     The Berthiaume Syndicate’s properties consist of 477 claims on two properties; Berthiaume which is comprised of 226 claims, covering 3,609 hectares, and Noyelles which is comprised of 251 claims covering 4,016 hectares. These properties are situated in Berthiaume, Noyelles and Le Tardif townships, approximately 60 kilometres northwest of Lebel-sur-Quévillon and are less than 25 kilometres from the Discovery Project.
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
The Pitt Gold Property
     In June 1998, GéoNova announced the execution of an agreement allowing it to acquire, from Santa Fe Canada Inc., the Pitt Gold Property in Duparquet Township, about 30 km northwest of Rouyn-Noranda, Québec. In December 1999, GéoNova granted SOQUEM an option to acquire an interest in this property. SOQUEM is the project operator.

     On May 18, 1999, GéoNova signed an agreement with Santa Fe Canadian Mining Ltd. (“Santa Fe”), a wholly-owned subsidiary of Newmont Gold Corp., for the acquisition of a 100% interest in the Pitt Gold Property. An underlying novation agreement among Santa Fe, GéoNova and Alain Cotnoir, Jacques Beauchemin, Jeanne Cotnoir and Maude Cotnoir (the “Cotnoir-Beauchemin group”) was also signed on October 27, 1998 pursuant to which GéoNova assumed, in Sante Fe’s stead, Sante Fe’s commitments to the Cotnoir-Beauchemin group. By agreement dated October 19, 1999, the Cotnoir-Beauchemin group and GéoNova agreed to replace these commitments with payment of $35,000 to the Cotnoir-Beauchemin group upon final signature between GéoNova and another party of a final agreement to perform work on the property, and $40,000 on or before February 28, 2002, plus a 2% NSR. By paying $800,000 or $900,000 depending on the property potential, the NSR may be reduced to 1%.
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
     By July 31, 2002, SOQUEM acquired its 50% interest in the property and formed a joint venture with GéoNova. In July 2004, Ressources Minières Normabec ltée (“Normabec”) signed an agreement with SOQUEM and GéoNova under which Normabec has the option to acquire an initial 60% undivided interest in the property in consideration of $1.0 million in exploration work carried out by December 31, 2006. The exploration work should include 15,000 metres of diamond drilling and the first $0.5 million has to be spent before January 1, 2006. An additional 20% undivided interest can be acquired by Normabec by spending $0.5 million before January 1, 2008.
     As at December 31, 2006, Normabec has spent $1,109,271.37 million and has drilled 10,773 metres.
     For the year 2007, Normabec has budgeted $1,000,000 on this project. The program should consist of approximately 14 holes totalling 9,500 metres. Normabec can earn a 60% interest in the property from partners SOQUEM and GéoNova by completing 15,000 metres of drilling before June 30, 2007 and an additional 20% interest by investing an additional $500,000 no later than June 30, 2008.
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
     This report, dated as of March 30, 2007, provides management’s analysis of the past performance and future prospects of Campbell and offers supplementary information to the consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), which differ in certain material respects from U.S. GAAP. These differences are described in note 23 of the consolidated financial statements. All amounts are in Canadian dollars, unless otherwise indicated.
     Campbell is focused on operations in the Chibougamau mining camp, located in the north central part of the Province of Québec. The Company holds interests in gold and copper properties of which only the Joe Mann Mine was in commercial production in 2006. The Copper Rand Mine continued to be in the pre-production stage until December 31, 2006. Commencing on January 1, 2007, the mine reached commercial production and costs going forward will be expensed.
     On June 30, 2005, the Company applied for and was granted creditor protection under the CCAA.
     The information below presents the items management considers important in ensuring a better understanding of the financial situation and operating results of the last three years ended December 31, 2006, as well as future results. These are as follows:
➢	Creditor Protection and Restructuring

➢	Summary: A summarized presentation of initiatives, consolidated results and the financial situation as well as the main factors impacting those results and the outlook for 2007.

➢	Selected Annual Information

➢	Consolidated financial results: A discussion of the results of the last three years.

➢	Summary of quarterly results: A review of the factors that have led to variations during the quarters and that are required in order to understand the evolution of overall trends in operations.

➢	Liquidity and capital resources: A discussion of the liquidity and capital resources, including contractual obligations.

➢	Capital stock.

➢	Critical accounting principles: An analysis of the various accounting principles that significantly impact the value of net assets, liabilities, income and/or expenses in the Company’s consolidated financial statements, and how their application requires management to present estimates and significant assumptions.

➢	Changes to accounting principles: A presentation of the most recent changes to accounting principles and practices impacting current results.

➢	Tabular Disclosure of Contractual Obligations.

➢	Risk factors.

➢	Subsequent events

➢	Outlook.

➢	Access to information.

➢	Disclosure controls and procedures.
Creditor Protection and Restructuring
     Delays in completing development of the Copper Rand Mine resulted in substantial additional costs and production shortfalls which brought about a rapid deterioration of the Company’s financial situation. As a result, on June 30, 2005 the Company and its subsidiaries filed for protection under CCAA and were granted an initial order requiring the presentation of plans of arrangement.
     On June 8, 2006, the Company filed plans of arrangement. On June 26, 2006 the plans of arrangement were approved at a meeting of creditors of the Company and its subsidiaries, and on June 27, 2006, the Superior Court of Québec sanctioned the plans of arrangement. On February 27, 2007, the Monitor under the CCAA issued a Certificate of Execution with respect to the Plan of Arrangement of Campbell confirming that it has executed all of its obligations pursuant to its plan of arrangement with its creditors. The Company also remitted to the Monitor all amounts required for the payment in full of the claims made by the creditors of GéoNova Explorations Inc. (“GéoNova”). The court subsequently granted extensions of the CCAA protection to June 15, 2007 for subsidiaries MSV Resources Inc. (“MSV”) and Meston Resources Inc. (“Meston”).
     In order to complete the implementation of its plans of arrangement, financial restructuring and reorganization, the Company completed three equity financings during the year ended December 31, 2006 (the “equity financings”) (note 14), initiated and completed various business transactions including the sale of exploration and mining properties (note 9), and entered into an operating consulting agreement (“Consulting Agreement”) with Nuinsco.
     Under the Consulting Agreement, Nuinsco provides consulting services for the Company’s development and mining activities. For its services, Nuinsco has or will receive:
-	2 million common shares of the Company upon commencement of the provision of services;

-	1 million common shares of the Company upon completion of the equity financings; and,

-	$25,000 plus 200,000 common shares of the Company per month, in advance (up to a maximum of 4 million common shares).
     Nuinsco has agreed to facilitate obtaining a non-recourse project loan in an amount of up to $4 million, and/or other financing sufficient to develop and bring the Corner Bay copper deposit into commercial production. In consideration for its participation in the equity financings, facilitation of financing the development of the Corner Bay deposit and other services provided pursuant to the Consulting Agreement, Nuinsco shall be entitled to a 50% interest in the Corner Bay property.
     Also, in consideration of Nuinsco assisting the Company in obtaining funding to complete its reorganization and upon closing of the equity financing, Nuinsco received 67,807,429 share purchase warrants exercisable at $0.10 per share for a two year period (note 14) of the Company representing approximately 20% equity interest in the Company.
Summary
     Campbell is a junior mining company that operates underground gold and copper mines and owns a number of additional exploration properties, all of which are located in the greater Chibougamau area. The area’s population base provides the manpower and services required by the Company for its operations.
     The three main components of the operations are the Joe Mann Mine, a gold mine, the Copper Rand Mine, a copper mine and the Copper Rand Mill a 3,000 tons per day copper/gold concentrator. The Joe Mann Mine has been operating for 25 years between 1956 and today. For the last three years, the mine produced a total of 405,000 tons of ore at an average grade of 0.234 oz/t Au.
     In the fourth quarter of 2004, the Company accepted an offer from Métanor Resources Inc. (“Métanor”) to purchase the Bachelor Lake property for a total consideration of $2.3 million, including a $0.3 million cash payment. The remaining sale proceeds, carrying interest at a rate of 10% per annum effective December 1, 2004, was paid in the second quarter of 2005.
     On November 30, 2004, with the issuance of 5,853,660 common shares, valued at $3.2 million, Campbell acquired the remaining outstanding interests of minority shareholders giving the Company 100% of the property rights of the Copper Rand Mine and the Copper Rand Mill.
     Development of the Copper Rand Mine required substantial funding. In 2003, 2004 and 2005, the Company invested the entire amount available ($22 million) under the Investissement Québec credit facility in addition to approximately $13.1 million raised through private placements of common shares.
     In 2006, the Company completed three equity financings which provided funds to continue development of both the Joe Mann and Copper Rand mines. A total of $18.1 million was raised as follows: $10 million through an equity private placement, $5.6 million through a rights offering to the shareholders, and $2.5 million through a private placement with Nuinsco.
     The net proceeds of the three equity financings was $16.6 million (Note 14). This amount was used to repay the Exchangeable Capital Units of $4.0 million plus $0.6 million for interest and other costs (note 13), to fund further development at the Copper Rand and Joe Mann mines, to finance development of the Corner Bay deposit and for general working capital.

     In 2005, in light of higher costs, accumulated delays in development due to the need for extensive mine rehabilitation, an asset impairment analysis was performed on the Copper Rand Mine leading to a $16.7 million property write-down.
     In 2006, the Company wrote down the carrying value of the Copper Rand Mine by $23.7 million (Note 9) following an asset impairment analysis which was required as a consequence of the development problems encountered in 2006, the development still required to achieve commercial production and the additional costs and delays caused by the rock fall that occurred in February 2007.
     Also in 2006, the Company wrote down its interest in the Joe Mann property by $1.3 million (Note 9) based on an asset impairment analysis due to the production problems encountered in 2006 and the decrease in available mineral reserves.
     As of December 31, 2005, the Company wrote down the book value of the Discovery Property by $1.8 million following the acceptance of the offer made by Strateco Resources Inc (“Strateco”) in February 2006. In August 2006, GéoNova sold the Discovery property for an amount of $1.5 million payable pursuant to the terms of the Purchase/Sale Agreement as follow: $0.5 million in cash and a share certificate representing 1 million shares of Cadiscor Resources Inc. valued at $1.00 per share.
     In addition to the financings outlined above, the Company has, during the past three years, issued $1.8 million in flow-through shares in order to finance its exploration activities.
     Exploration results have been particularly promising on the Corner Bay property. In 2006, Geostat completed a 43-101 compliant technical report that estimates Corner Bay’s measured and indicated resources at 542,000 tons grading 5.03% copper. The report also recommends proceeding with the extraction of a 42,000 ton bulk sample with a forecast grade of 3.7% copper from the upper portion of the deposit. On the strength of this report, the Company began development of the project which will include a ramp of approximately 665 meters in length. The bulk sample material from the Corner Bay deposit will be processed in the Copper Rand Mill.
     To further increase throughput at the Copper Rand mill, the Company is undertaking an evaluation of past producing and near production projects in the Chibougamau camp. One of the first sources of additional potential millfeed identified in 2006 is the Merrill Island pit, a past producer located less than 5 kilometres from the Copper Rand Mill. The Merrill Island open pit contains historical measured resources of 1.1 million tons grading 0.92% copper and inferred resources 0.905 million tons grading 0.53% copper. The historical estimate is based on work completed in the mid 1970s work was completed by Campbell prior to implementation of NI 43-101 regulation. It is of the opinion of Campbell that this estimate, although not current, can be relied upon as an historical estimate. It is the intent of the Company to update this data to 43-101 standards.

Selected Annual Information

	(Express in thousands of Canadian dollars
	except per share amounts and unless
Summary Operating Results Data	otherwise indicated)
Years ended December 31	2006	2005	2004
Gross metal sales	$11,925	$19,915	$21,833
Mining expenses	$13,897	$16,346	$20,853
Property write down	$25,001	$18,512	$1,750
Net loss	$41,195	$24,430	$8,192
Net loss per share	$0.27	$0.23	$0.08

Summary Balance Sheet Data
Total Assets	$115,142	$134,643	$177,756
Long-term financial liabilities(1)	$65,357	$67,782	$66,502
Other Data
Short tons produced (from Joe Mann Mine only)	80,639	139,064	185,490
Sales revenue per ton ($/ton)	$147.88	$143.21	$117.70
Mining expenses per ton ($/ton)	$172.34	$117.54	$112.42
Ounces of gold sold	13,816	30,460	38,447
Average selling price ($/oz Au)	$682	$539	$531
Production costs ($/oz Au)	$927	$517	$535
Grade (oz/t Au)	0.207	0.254	0.230
Recovery	84.87%	83.36%	91.72%

(1)	Long-term debt including current portion of long-term debt
Results of Operations
Metal sales from the Joe Mann Mine for the periods 2004 through 2006 are:

	2006		2005		2004
Sales	Quantities	‘000 $	Quantities	‘000 $	Quantities	‘000 $
Gold (ounces)	13,816	9,795	30,460	17,818	38,447	20,287
Copper (lbs)	440,000	1,973	903,000	2,039	795,000	1,422
Silver (ounces)	9,282	120	22,286	194	22,456	199
Gain (Loss) on foreign exchange		37		(136)		(75)
Total		11,925		19,915		21,833
Year ended December 31, 2006, compared with the year ended December 31, 2005
     Gross metal sales decreased 40% from $19.9 million in 2005 to $11.9 million in 2006. This decrease reflected a 42% decrease in tons of ore produced, from 139,064 tons in 2005 to 80,639 in 2006, and a 19% decrease in gold grade mined at Joe Mann to 0.207 ounces per ton from 0.254 ounces per ton in 2005. The decrease in tonnage mined was the result of reduction of the mineral reserves and development. At this stage, the Company anticipates closing the Joe Mann Mine in the course of the third quarter of 2007.

     The reduced production was partially offset by an increase in the average price per ounce of gold (13,816 ounces at an average selling price of $682 per ounce in 2006, compared with 30,460 ounces at an average selling price of $539 per ounce in 2005).
     Production costs decreased by $2.5 million in 2006 to $13.9 million, however, production costs per ounce of gold produced increased significantly in 2006 to $927 per ounce, compared with $517 per ounce in 2005. The increase in unit costs is due to the impact of lower production levels combined with the lower grade of ore mined during the year.
     Property write-downs totalled $25.0 million in 2006, versus $18.5 million in 2005 as discussed above.
     General administration expenses increased from $2.7 million in 2005 to $2.9 million in 2006. The increase in 2006 is due to the amortization of the deferred charges of $0.2 million related to the fees paid upon signature of the Consulting Agreement with Nuinsco.
     Stock-based compensation was $0.5 million in 2006 representing 4,950,000 options granted under the Employee Incentive Plan and Director’s Stock Option Plan (exercise price $0.15) compared to nil in 2005.
     CCAA and reorganization costs totalled $6.5 million in 2006, broken down as follows: cost of the shares and warrants issued to Nuinsco under the Consulting Agreement, $4.3 million; legal and professional fees, $1.6 million; and other reorganization costs of $0.6 million. In 2005, CCAA costs included professional fees of $1.0 million.
     No exploration costs were undertaken in 2006 compared to $0.9 million of exploration costs in 2005. Tax credits amounting to $0.2M relating to exploration costs incurred in 2005 were received and recorded in 2006. The Company completed in 2005 a $2.0 million exploration program, primarily at Corner Bay. Of this, $1.8 million was funded by flow-through shares issued at the end of 2004.
     Care and maintenance amounted to $0.1 million in 2006 compared to $0.3 million in 2005. The reduction in mainly due to a reduction of inventory obsolescence and lower expenses on the Eastmain property and the properties of the subsidiary GéoNova.
     Total interest expense on long-term and short-term borrowings amounted to $1.2 million in 2006, consistent with the $1.2 million expense in 2005, and was net of interest revenue on restricted deposits and exchange agreements of $2.3 million and $2.0 million in 2006 and 2005 respectively. The majority of the interest expense in both 2006 and 2005 arose from the ECU facility, which was repaid at the end of the third quarter of 2006 (Notes 11 and 15).
     In 2001 and 2002, the Company sold a $32.4 million royalty on future production from the Joe Mann Mine in consideration for cash and notes receivables. At June 30, 2005, the outstanding balance was $25.4 million, bearing interest of 6.25% and maturing February 2011. The royalty carried forward was $24.9 million. Because the Company placed itself under CCAA protection and was therefore in default, the royalty unitholders exercised their right to require the Company to buy back the units. The buyback price was the fair market value at the date of the default, June 30, 2005. An independent engineering firm valued the royalty at $5.9 million as of that date, and the Company therefore recorded a gain of $19.0 million. This buyback price was applied against the notes receivable. The remaining balance was $17.4 million, which amount became due. Given the uncertainty regarding the collection of all or parts of these notes from the unitholders, the Company has recorded an allowance for doubtful accounts for the full amount. Each unitholder has been notified of the obligation to pay the due amount. The Company is considering legal actions to recover the amounts.

     Other income amounted to $0.6 million in 2006, compared with $3.6 million in 2005. Of the 2006 amount, $0.5 million came from a gain on an investment in shares (Note 16). In 2005, $1.6 million came from the repurchase of the royalty and $2.0 million on the proceeds of the sale of the Bachelor Lake property.
Year Ended December 31, 2005, Compared With the Year Ended December 31, 2004
     Gross metal sales decreased 9% from $21.8 million in 2004 to $19.9 million in 2005. This decrease reflected a 25% drop in tons of ore produced, from 185,490 tons in 2004 to 139,064 in 2005. Despite the decrease in tonnage, the average gold grade increased by 10% at Joe Mann in 2005 to 0.254 ounces per ton from 0.230 ounces per ton in 2004.
     The decrease in tonnage mined was due to a shortage of mineable mineral reserves and the resulting need to change from 7 day/week operation in 2004 to 5 days/week in 2005.
     This was offset somewhat by an increase in the average price per ounce of gold (30,460 ounces at an average selling price of $539 per ounce in 2005, compared with 38,447 ounces at an average selling price of $531 per ounce in 2004).
     The gross metals sales decrease was offset somewhat by an increase in the average price per ounce of gold (30,460 ounces at an average selling price of $539 per ounce in 2005, compared with 38,447 ounces at an average selling price of $531 per ounce in 2004).
     Production costs decreased by $4.5 million in 2005 to $16.3 million compared with $20.8 million in 2004. The production costs per ounce of gold produced also decreased in 2005 to $517 per ounce, compared with $535 per ounce in 2004. The decrease in unit costs is primarily due to collective efforts in cost savings during the second half of 2005.
     Property write-downs totalled $18.5 million in 2005, versus $1.8 million in 2004. In 2005, the Company wrote down the Copper Rand Mine by $16.7 million based on an assets impairment analysis and the Discovery project by $1.8 million following its intention to sell of the property in early 2006. The write-down of $1.8 million in 2004 on the Joe Mann Mine was based on an asset impairment analysis.
     General administration expenses increased from $2.3 million in 2004 to $2.7 million in 2005. The increase in 2005 was due to salary indexation, capital tax and amortization of deferred charges on the Auramet Trading, LLC (“Auramet”) credit facility expiring on December 31, 2005.
     Stock-based compensation was nil in 2005 compared to $0.3 million in 2004, which represented 645,000 options granted under the Employee Incentive Plan and Directors’ Stock Option Plan (exercise price $0.64).
     CCAA and reorganization costs totalled $1.0 million in 2005, representing professional fees following the filing for CCAA in June 2005. No such expenses occurred in 2004.
     Exploration expense amounted to $0.9 million in 2005, which was consistent with 2004.
     Total interest expense on long-term and short-term borrowings totalled $1.2 million in 2005, compared to $0.4 million in 2004, and was net of interest revenue on restricted deposits and exchange agreements of $2.0 million and $1.9 million in 2005 and 2004 respectively. The increase in the interest expense in 2005 arose from the ECU facility and the Auramet credit facility, both of which were put in place during the fourth quarter of 2004.

     Interest income decreased by $0.8 million, from $1.7 million in 2004 to $0.9 million in 2005. This reduction is explained by six months of interest earned (compared to 12 months in 2004) on the notes receivable on the Royalty on future production of Joe Mann Mine. As discuss above, the Royalty was bought back on June 30, 2005.
     Other income amounted to $3.6 million in 2005, compared $0.8 million in 2004. In 2005, $1.6 million came from the repurchase of the royalty and $2.0 million on the proceeds of the sale of the Bachelor Lake property. In 2004, $0.4 million was a gain on sale of short-term investments, $0.3 million on the sale of the Bachelor Lake property to Metanor, and $0.1 million was received from Wolfden accordingly with their 50% option on the Bachelor Lake property.
Summary of Quarterly Results
Selected financial information for each quarters of fiscal years ending December 31, 2006, 2005 is as follows (unaudited):

2006	Q-1	Q-2	Q-3	Q-4
Gross metal sales (in thousands of dollars)	$2,644	$3,840	$2,267	$3,174
Loss from operations (in thousands of dollars)	$(2,501)	$(1,888)	$(4,262)	$(33,030)
Net loss (in thousands of dollars)	$(2,298)	$(1,755)	$(4,902)	$(32,240)
Basic and fully diluted loss from operations per share	$(0.02)	$(0.02)	$(0.04)	$(0.20)
Basic and diluted net loss per share	$(0.02)	$(0.02)	$(0.04)	$(0.19)

2005
Gross metal sales (in thousands of dollars)	$5,512	$5,245	$4,924	$4,234
Loss from operations (in thousands of dollars)	$(3,052)	$(1,362)	$(1,007)	$(22,838)
Net (loss) earnings (in thousands of dollars)	$(2,677)	$166	$(645)	$(21,274)
Basic and fully diluted loss from operations per share	$(0.03)	$(0.01)	$(0.01)	$(0.21)
Basic and diluted net loss per share	$(0.02)	$0.00	$(0.01)	$(0.20)

Summary of Production Data for Joe Mann Mine
The following summary presents quarterly production data for the previous two years:

2006	Q-1	Q-2	Q-3	Q-4
Tons produced	22,556	23,006	16,808	18,269
Grades
Au (oz./t)	0.186	0.215	0.194	0.237
Cu (%)	0.32	0.33	0.25	0.23
Ag (oz./t)	0.177	0.185	0.139	0.167
Recovery
Au (%)	82.72	86.08	84.13	86.12
Cu (%)	96.79	96.24	95.56	93.3
Ag (%)	70.23	68.25	65.27	68.40
Metal produced
Au (oz.)	3,464	4,265	2,695	3,722
Cu (lbs)	137,963	144,866	79,369	77,580
Ag (oz.)	2,802	2,899	1,528	2,093
2005
Tons produced	41,891	39,810	31,685	25,678
Grades
Au (oz./t)	0.217	0.251	0.304	0.256
Cu (%)	0.29	0.33	0.38	0.39
Ag (oz./t)	0.198	0.217	0.273	0.259
Recovery
Au (%)	81.47	83.18	84.22	84.99
Cu (%)	93.01	93.86	95.83	96.03
Ag (%)	64.50	66.55	67.67	72.79
Metal produced
Au (oz.)	7,410	8,319	8,125	5,577
Cu (lbs)	224,838	249,360	231,004	192,258
Ag (oz.)	5,353	5,748	5,861	4,833
Development Activities
Copper Rand Mine
     The Copper Rand Mine remained in the pre-production development stage throughout 2006. As a result all costs, net of revenue from development ore, have been deferred as mine development costs.
     Production totalled 76,250 tons of ore grading 2.19% copper, 0.058 oz/t gold and 0.168 oz/t silver in 2006. Metal production was 3,275,246 pounds of copper, 3,716 ounces of gold and 8,822 ounces of silver. Net metal sales of $12.1 million were applied against capitalized development costs. The net amount capitalized for the year was $5.8 million. In 2005, production was 150,673 tons of ore grading 2.28% copper, 0.057 oz/t gold and 0.196 oz/t silver, representing metal production of 6,761,847 pounds of copper, 7,095 ounces of gold and 21,844 ounces of silver. Net metal sales of $14.1 million were applied against capitalized development costs. The net amount capitalized in 2005 was $2.9 million.

     During the fourth quarter of 2006, metal sales of $2.9 million from 15,393 tons of development ore was netted to development costs, resulting in an increase to deferred development of $3.9 million. This compares to metal sales of $5.1 million from 34,725 tons of ore for a net decrease to deferred development costs of $1.3 million in the fourth quarter of 2005.
     In the fourth quarter of 2006, 15,393 tons of ore grading 2.90% copper (874,761 pounds), 0.064 oz/t gold (910 oz) and 0.182 oz/t silver (1,980 oz) were milled. Recovery rates were 97.83% for copper, 85.62% for gold and 70.51% for silver. This compares to 34,725 tons of ore, grading 2.97% copper (2,031,577 pounds), 0.066 oz/t gold (1,903 oz) and 0.253 oz/t silver (6,428 oz) in the fourth quarter of 2005. Recovery rates were 98.49% for copper, 83.62% for gold and 73.25% for silver in the fourth quarter of 2005.
     The decrease in tonnage mined was the result of the lack of development faces, delays in the start-up of the backfill plant and unstable ground conditions. The backfill plant should be operational during the second half of April 2007.
Corner Bay Deposit
     The Company has collared the ramp and some of the required surface infrastructure has been installed on site. Development of the ramp will begin once financing has been secured. This is expected to take place early in the second quarter of 2007.
Mineral Resources
The current mineral resources of the Corner Bay deposit are defined as:

	Tonnage
Classification	(tonnes*)	Cu %
Measured	181,000	5.07
Indicated	265,000	5.93
Total	446,000	5.58

Inferred	1,441,000	6.76
Source: Geostat technical report dated July 2006, available on SEDAR (www.sedar.com)

*Note: Tonnage related to Corner Bay project is in Metric Tons (Tonnes)
  Cut off grade: 3.00% Cu
  Metal price: $1.25 US/lb Cu
Liquidity and Capital Resources
     Campbell’s financial situation as at December 31 2006, 2005 and 2004 was as follows:

	2006	2005	2004
	(in thousands of dollars)
Long-term debt	65,357	67,782	66,502
Shareholders’ equity	12,006	30,503	54,585
Cash and cash equivalents	1,964	1,772	1,191

     As of December 31, 2006, total long-term debt was $65.4 million, $50.0 million of which represented the Guaranteed Subordinated Debentures and the Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares. Subsequent to year end these debts were repaid with the assigned restricted deposits and Exchange Agreements on the maturity date in January 2007. The remaining balance is $15.4 million, or $2.4 million lower than at December 31, 2005, following the repayment to RMB Resources Ltd. of the Exchangeable Capital Units (ECU) Facility Agreement of $4.0 million (Note 13 b) and the capitalization of the interest expense of $1.0 million on the credit facility from Investissement Québec.
     Shareholders’ equity decreased by $18.5 million as a result of:
-	An increase of $22.7 million mainly represented by a $15.6 million increase in capital stock and a $6.5 million increase for warrants, stock options and conversion rights following the three equity financings (Note 14). Contributed surplus increased by $0.6 million following the cancellation of options and the expiration of conversion rights.

-	A decrease of $41.2 million due to the net loss for the year resulting from the write-down of the Copper Rand Mine by $23.7 million and of the Joe Mann Mine by $1.3 million. The reduction is also explained by the $3.0 million operating loss at the Joe Mann Mine, amortization of $2.7 million, general administration expenses of $3.4 million, CCAA and reorganization costs of $6.5 million and other costs of $0.6 million.
     Cash and cash equivalents amounted to $2.0 million with a working capital deficiency of $23.4 million as at December 31, 2006.
     Operating activities, excluding variations in non-cash working capital, used $8.0 million in 2006, compared with a use of cash totalling $3.3 million in 2005 and $4.0 million in 2004.
     Over the past three years, Campbell has invested over $35 million in development, underground exploration and the acquisition of equipment at the Joe Mann and Copper Rand mines ($4.7 million in 2006, $2.7 million in 2005 and $28.0 million in 2004). At December 31, 2006, the Copper Rand Mine had not reached commercial production. As a result, expected revenues generated from production at Copper Rand have been delayed and working capital was used to finance this delay. Additional investment is required to increase the level of development and to change the mining method to include Alimak mining in order to add to the number of available stopes. Commencing on January 1, 2007, the mine reached commercial production and costs going forward will be expensed.
     In 2005 the Company collected the $2.0 million balance owing from the sale of the Bachelor Lake property. In 2004 the Company had received an initial payment of $0.3 million on that sale.
     In the fourth quarter of 2004, two financing agreements were completed. The first, the Auramet credit facility, provided financing for the settlement of receivables from the sale of copper concentrates to Falconbridge Limited, while the proceeds from the second, the ECU discussed above, went to Copper Rand development.
     In 2006, there was a decrease against the line of credit related to the financing of the settlements receivable from Falconbridge Limited of $2.7 million due lower gross metal sales. The Company collected $2.7 million in 2004 and $3.9 million in 2005.

Capital stock
The following details the outstanding capital stock as at the date of this Management’s Discussion and Analysis:

	Expiry	Exercise
	date	price	Total	Total
Common shares				351,423,977

Share purchase option	October 14, 2008	0.80	20,000
	May 31, 2009	0.64	395,000
	August 6, 2007	0.67	380,000
	August 16, 2011	0.15	4,450,000	5,245,000

Warrants	October 9, 2007	0.65	200,000
	February 1, 2008	0.195	200,000
	May 27, 2008	0.15	112,563,600
	December 23, 2008	0.105	150,000
	January 18, 2009	0.10	67,807,429	180,921,029
     If exercised, the outstanding share purchase options and warrants would bring the diluted issued common shares to a total of 537,590,006, and would generate proceeds of approximately $25 million.
Critical Accounting Principles
     Preparation of the financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates and assumptions that affect assets, liabilities, revenues and expenses. These estimates are based on management’s knowledge of its sector of activity, on historical and current information, on foreseeable future variations, and on available information. These estimates and assumptions are subject to change over time and involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.
Impairment of long-term assets
     Future cash flows are based on estimated mineral resources with estimated grades and estimated recovery levels. Metal sale prices and exchange rates are estimated, as are production levels, costs of production, development costs, milling expenses, restoration expenses, discount rates and capital costs. In the course of a mine’s lifespan, the Company will likely be faced with internal and external factors that can lead to significant differences between forecasted and actual results, the impact of which on actual results could be significant.
Depreciation and amortization
     Mining properties are amortized using the unit-of-production method, which is based on their proven and probable reserves. This amortization can vary considerably due to exploration results and/or if the factors or assumptions used in determining the reserves are changed. Other factors that can influence reserve calculations include variations in metal prices or currency, differences between actual and estimated production costs, variations in ground conditions and modifications to geological interpretation. These risks are inherent to the mining industry.
Financial instruments
     Campbell does not use, in normal course of business, derivative instruments to hedge risks related to foreign exchange rates and metal prices. Fluctuations in these rates and prices can have a significant impact on operating results, on the Company’s financial situation, and on various assets and liabilities. As part of the negotiation of a bridge loan, Campbell entered into a forward contract on copper for three months. The last contract matured on March 2, 2007 ($0.3 million was recognized as revenue in 2006 results).
Fair value
     The carrying values of cash, restricted cash, short-term loans, short-term investments, receivables, settlement receivables, accounts payable, accrued liabilities and other liabilities in the consolidated balance sheets approximate fair value based on their short-term maturities and/or quotes received. Also, the fair value of long-term debt is approximately equal to their carrying value due to interest rates which are based on current market rate with the exception of convertible debentures. Given the terms of these convertible debentures, their fair value cannot practically be calculated. No prepayments have been made on the convertible debentures to date. Stock options and warrants are recorded at their fair value using the Black-Scholes pricing model.
Interest rate risk
     The Company is subject to interest rate risk due to changes in the prime rate since the majority of its borrowings bear variable interest rates. Otherwise, the Company manages the interest risk through an Exchange Agreement (Notes 11 and 15).
Credit risk
     The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly-rated counterparties, typically major financial institutions and specialized private investors. The credit risk represents the maximum amount that would be at risk if the counterparties failed completely to perform under the contracts.
     The copper concentrate produced by the Company, including that produced by the Copper Rand Mine which had not reached commercial production at December 31, 2006, was sold exclusively to Falconbridge Limited (“Falconbridge”) under a copper concentrate purchase agreement. The net metal sales to Falconbridge represented approximately $16.9 million for the year ended December 31, 2006 ($21.9 million in 2005 and $10.9 million in 2004). An amount of $5.4 million was receivable at year end ($8.4 million in 2005 and $3.1 million in 2004) and the contract with Falconbridge was not renewed on maturity date.
Asset retirement obligations
     The mining sector is subject to several laws and regulations, including those concerning the environment. The Company must evaluate present and future cash flows based on the estimated useful life of the operation as estimated on the basis of geological reserves. An increase or a decrease in these reserves may change the period of time during which operations are conducted, and may impact the fair value of the obligation, the value of the asset and the expenses charged to results over time.

     Non-discounted cash flows may fluctuate based on changes to regulations or a revision of the initial estimate. The accretion of the liability to its fair value as a result of the passage of time is charged to earnings.
Recent accounting changes for Canadian GAAP
2006
Non-monetary transactions
     The Canadian Institute of Chartered Accountants (“CICA”) issued Section 3831, non-monetary transaction. The main feature of this Section is a general requirement to measure an asset or liability exchanged or transferred in a non-monetary transaction at fair value, unchanged from the requirement in former Section 3830. However, an asset exchanged or transferred in a non-monetary transaction is measured at its carrying amount when:
•	the transaction lacks commercial substance;

•	the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;

•	neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or

•	the transaction is a non-monetary non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.

All non-monetary transactions that occurred during the year were measured at their fair value
Future accounting changes
Comprehensive income
     The CICA issued Section 1530 of the CICA Handbook, Comprehensive Income. The section is effective for fiscal years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.
     Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would not normally be included in net earnings, such as:
•	changes in the currency translation adjustment relating to self-sustaining foreign operations

•	unrealized gains or losses on available for-sale investments
     The CICA also made changes to Section 3250 of the CICA handbook, Surplus, and reissued it as Section 3251, Equity. The section is also effective for fiscal years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530.
     Adopting these sections on January 1, 2007 will require that the Company start reporting the following items in the financial statements:
•	comprehensive income and its components

•	accumulated comprehensive income and its components.
Financial Instruments — Recognition and Measurement
     The CICA issued Section 3855 of the CICA Handbook, Financial Instruments — Recognition and Measurement. The section is effective for fiscal years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.
     This section requires that:
•	all financial assets be measured at fair value, with some exceptions like loans and investments that are classified as held-to-maturity;

•	all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying value; and

•	all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.
     The impact of remeasuring our financial assets and liabilities on January 1, 2007 will be recognized in opening retained earnings and opening other comprehensive income as appropriate. We are determining the impact that these changes in accounting standards will have on our consolidated financial statements once adopted.
Hedges
     The CICA recently issued Section 3865 of the CICA Handbook, Hedges. The section is effective for fiscal years beginning on or after October 1, 2006, and describes when and how hedge accounting can be used.
     Hedging is an activity that may be used by a company to change an exposure to one or more risks by creating an offset between:
•	changes in the cash flows attributable to a hedged item and a hedging item, or

•	changes resulting from a risk exposure relating to a hedged item and a hedging item.
     Hedge accounting makes sure that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of operations in the same period.
     Management is evaluating the impact on the financial statements of adopting this section on January 1, 2007.
Stripping costs
     In March 2006 the CICA issued EIC 160, Stripping Costs Incurred in the Production Phase of a Mining Operation. EIC 160 clarifies that stripping costs should be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. Capitalized stripping costs should be amortized in a rational and systematic manner over the reserves that directly benefit from the specific tripping activity, such as the unit of production method. The reserves used to amortize stripping costs will normally differ from those used to amortize the mineral property and related life-of-mine assets as the stripping costs may only relate to a portion of the total reserves. EIC 160 should be applied to stripping costs incurred in fiscal years beginning on or after July 1, 2006, and may be applied retroactively.
U.S. GAAP
     The Company also prepares a reconciliation highlighting the significant differences between its financial statements as prepared in accordance with Canadian GAAP as compared to financial statements prepared under U.S. GAAP see Item 17 — Financial Statements — Note 23 “Differences Between Canadian and U.S. GAAP.”
Tabular Disclosure of Contractual Obligations
     The Company is contractually obligated to commitments totaling approximately $27.0 million. Minimum payments due in each of the following periods are as follows:

	Payments due by period
Contractual Obligations		Less than 1	1-3	4-5	More than 5
(in million dollars)	Total	year	years	years	years
Long-Term Debt Obligations (1)	65.4	65.3	0.1	—	—
Pension Plan Actuarial Deficit (3)	6.6	0.7	1.4	1.3	3.2
Asset Retirement Obligations(2)	5.0	0.1	0.5	0.4	4.0
Total	27.0	16.1	2.0	1.7	7.2

Notes:

(1)	Including an amount of $50 million which is assumed by the restricted deposit and the Exchange Agreement assigned.

(2)	Asset retirement obligations exclude obligations assumed by the Copper Rand/Portage Fiduciary Fund in the amount of $2.8 million.

(3)	Based on December 31, 2005 actuarial valuation.
Risk factors
     The Company’s continuation as a going concern is dependent upon, amongst other things, the continuing support of its lenders and shareholders, attaining a satisfactory revenue level, a return to profitable operations, the ability to obtain sufficient cash from operations and additional financing. These matters are dependent on a number of items outside of the Company’s control and there is uncertainty about the Company’s ability to successfully execute its plans.
     Although management of the Company is confident that the implementation of the plans of arrangement and reorganization, including the ability to obtain additional financing, should enable the Company to continue as a going concern, because of the ongoing nature of the current proceedings, there can, however, be no assurance that such actions and plans described above will be sufficient to continue to operate as a going concern.
     The Company’s current and proposed mining and exploration activities are subject to various laws and regulations concerning protection of the environment. These laws and regulations are continually changing and, generally, are becoming more restrictive. The Company conducts its operations in such a way as to protect its employees, the general public and the environment and, to the best of its knowledge, it believes its operations are, in all material respects, in compliance with all applicable laws and regulations. To ensure compliance, the Company has made declarations and committed expenditures and expects to continue to do so in the future. The Company records asset retirement obligations in accordance with the provisions of Section 3110 of the CICA Handbook, “Asset Retirement Obligations.”
     The Company does not engage in off-balance sheet financing. All operating costs are expressed in Canadian dollars. Metal sales are in U.S. dollars. Metal sales revenues are directly affected by fluctuations in gold and copper prices and in the Canadian/U.S. exchange rate. Numerous factors outside the control of the Company can have an impact on these fluctuations. The Company does not use in normal course of business derivative instruments to hedge these risks but may occasionally use hedging contracts to offset fluctuations. Since the resumption of production at the Copper Rand Mine in April 2002, Campbell has sold its entire production at spot prices.
     Metal prices also have an impact on the estimation of mineral reserves, the decision to discontinue a mining operation or to delay the development of a property, as well as the book value of a mining asset.
     Interest rate changes represent less of a risk for the Company. Debentures and redeemable preferred shares, which total $50.0 million of the total long-term debt of $65.4 million, are covered by the exchange agreements with an international bank. The Exchange Agreements matured on January 11, 2007 and the debentures were reimbursed and the preferred shares were redeemed.
     The collective agreements covering all employees expire in 2009 and 2010.
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
Subsequent Events
     On January 1, 2007, the line of credit with Auramet Trading LLC and the agreement with Falconbridge Limited on the purchase of the Company’s concentrate were not renewed on the maturity date. Effective January 1, 2007, Campbell signed a three year off take contract ending December 31, 2009 with Ocean Partners UK Limited for the sale of its concentrate.
     The Company sold its interest in the Eastmain Property located north of Chibougamau to Eastmain Mines Inc., a wholly owned subsidiary of Eastmain Resources Inc. (“ERI”) on February 27, 2007. In consideration for the acquisition, ERI paid $2.5 million in cash and will issue 1,000,000 common shares of ERI and 500,000 purchase warrants at a strike price of $1.00 for a period of 12 months. In May 2007, ERI shall issue an additional 1,000,000 common shares and 500,000 purchase warrants at a strike price of $1.50 for a period of 12 months from the date of issuance. A Net Smelter Return Royalty (“NSR”) of 2% on any production over and above 250,000 ounces of gold will also be retained with an option in favour of ERI to re-purchase one-half of the NSR for $1 million.
     On February 22, 2007, the Company announced a temporary suspension of the mining activities at its Copper Rand mine as a result of a rock fall and observations of ground movements in the area. Following a more complete assessment of the ground conditions at the Copper Rand Mine, the Company has initiated the development of a 1400-foot long ramp between levels 4690 and 4510 to eliminate the utilization of the existing ramp between the two levels. The cost of the new ramp will be offset by a substantial reduction in the amount of rehabilitation work required and will enhance the safety of employees. This decision allows limited production from the Copper Rand Mine until resumption of normal production in June. Nuinsco is presently working with the Company to put in place a bridge loan to support the operations during the rehabilitation and the development of the new ramp.
     On March 30, 2007, the Company completed a $7 million private placement equity financing, consisting of 56 million flow-through common shares at a price of $0.125 per share. Closing is expected to occur on or around April 17, 2007. The completion of this financing will trigger the availability of a further $4 million in convertible debt financing.
Outlook
     In 2007, the Company is focusing on identifying opportunities at its existing operations and elsewhere in the Chibougamau camp to increase ore production to maximize throughput at the Copper Rand Mill. Operating the Copper Rand Mill at full capacity will minimize unit costs and is expected to return the overall operations to profitability. The Copper Rand Mill currently operates at an average of 1,400 tons per working day with a capacity of 3,000 tons per day. In 2006 the mill operated an equivalent of 103 days. As a first step in this strategy, the Company is initiating production from the Merrill Island open pit as soon as the required environmental permit is obtained. The Company forecasts that a total of 239,000 tons of ore grading 0.60% copper that could be initially mined in 2007, and production from this operation would compensate in part for the temporary loss of the Copper Rand Mine output. The required permit is expected to be in place in the second quarter of 2007. The Merrill Island open pit contains historical measured and inferred resources of respectively 1,066,000 tons grading 0.92% Cu and 905,000 tons grading 0.53% Cu. The historical estimate is based on work completed in the mid 1970s by Campbell prior to implementation of NI 43-101 regulation. It is the opinion of Campbell that this estimate, although not current, can be relied upon as an historical estimate. It is the intent of the Company to update this data to 43-101 standards.
     The Company is making good progress toward financing the development of its high grade Corner Bay copper project. The Company has collared the ramp and the required surface infrastructure has been installed on site. Development of the ramp will begin once financing has been secured. This is expected to take place early in the second quarter of 2007. It is expected that this project would provide an additional 150,000 tonnes of ore per annum within months from commencement of ramp development.
     Campbell and GéoNova have met all of the obligations pursuant to the Plans of Arrangement with the creditors and have received a certificate to that effect from the Monitor. Both MSV and Meston are expected to complete the agreed Plans of Arrangement during the second quarter of 2007.
     With a mill capable of handling significantly more ore, an exceptional deposit at Corner Bay, a dominant position in the Chibougamau mining camp and its exit from CCAA protection, the Company will capitalize on the robust metal markets. In 2007, Campbell’s priorities will be to evaluate opportunities and implement procedures to increase production from the Copper Rand mine, to identify properties which maximize throughput at the Copper Rand Mill in the short term through regional exploration programs such as the Merrill Island Pit and, perhaps most significantly, to complete development and begin to process the high-grade copper mineralization from Corner Bay. Management is confident about the Company’s potential and looks forward to a successful and productive year ahead.
Access to information
     Additional information about Campbell, including a copy of Form 20-F in lieu of an Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Company website at www.campbellresources.com.

Financial reporting controls and procedures
     As of December 31, 2006, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures as defined in Multilateral Instrument 52-109 and in Rule 13a-15 of 15d-15 under the Securities Exchange Act of 1934 as amended.
     At the time of the filing of the Annual Report on Form 20-F for the year ended December 31, 2006, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures were effective for the purposes hereof. In connection with the preparation of its Form 20-F for the fiscal year ended December 31, 2006, the Company has identified certain internal control weaknesses relating to the reconciliation of its financial statements prepared in accordance with Canadian GAAP to US GAAP. Essentially the procedures used in prior years failed to detect certain calculation errors which, resulted in an understatement of US GAAP net loss of $693,000 in 2005 and an overstatement of US GAAP net loss of $1,794,000 in 2004. The Company has corrected these errors and restated the US GAAP financial information for previously reported periods, as described in detail in Note 23 of its consolidated financial statements. The Company has adopted a number of measures to minimize the risk of such errors occurring in the future.
     Except as noted above, there have been no other changes in Campbell’s internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, Campbell’s internal control over financial reporting.
Item 6. Directors, Senior Management and Employees
Directors
     The following table sets forth certain information concerning the directors of the Company, including their beneficial ownership of Shares as of March 30, 2007. Unless otherwise indicated, each nominee holds sole voting and investment power over his shares.

				Number of	Percent
Name & Municipality	Principal Occupation	Director		Common	of
Of Residence	and Business Experience	Since	Age	Shares	Class
Louis Archambault(1)(2)(3) Montréal, Québec	President, Groupe Conseil Entraco Inc., Montréal, Québec, environmental consulting firm.	2001	56	6,000(6)	*

Michel Blouin(2) Montréal, Québec	Secretary of Campbell; Partner, Lavery, de Billy, L.L.P., Montréal, Québec, law firm; Director of Stingray Resources Inc. and Merrex Gold Inc., exploration companies.	2000	65	75,556(7)	*

Graham G. Clow(3)(4) Toronto, Ontario	Managing Director, Scott Wilson Mining Group, Toronto, Ontario, mining consultants; Director of Baffinland Iron Mines Corporation.	1996	56	130,250 (8)	*

André Y. Fortier(5) Montréal, Québec	President and Chief Executive Officer of Campbell; prior to June 2001, Chairman and Chief Executive Officer of MSV Resources Inc. and President and Chief Executive Officer of GéoNova Explorations Inc.; Director of Excellon Resources Inc. and Norcast Income Fund.	2000	66	1,813,024(9)	*

				Number of		Percent
Name & Municipality	Principal Occupation	Director		Common		of
Of Residence	and Business Experience	Since	Age	Shares		Class
René R. Galipeau(4) Toronto, Ontario	Vice-Chairman and CEO of Nuinsco and Victory Nickel Inc., Mining Executive, formerly Executive Vice-President and Chief Financial Officer of Breakwater Resources Ltd., a base metals company, to early 2004, and Senior Vice-President and Chief Financial Officer of HMZ Metals Inc. from September 2004 to February 2006.	2006	61	1,365,030	(10)	*

W. Warren Holmes Timmins, Ontario	Chairman of Nuinsco and Victory Nickel Inc., formerly CEO of Nuinsco, Mining Executive. Prior to July 2002, Senior Vice-President, Canadian Mining Operations, Falconbridge Ltd., a base metals producer.	2006	64	1,500,000	(11)	*

James C. McCartney Q.C.(1)(2)(5) Toronto, Ontario	Chairman of Campbell; Counsel, McCarthy Tétrault LLP, Toronto, Ontario, law firm; 40 years as a practising lawyer in corporate finance and mergers and acquisitions; Director and Secretary-Treasurer, Labrador Iron Ore Royalty Income Fund; Director, Iron Ore Company of Canada; prior to January 2003, Partner and Past Chairman, McCarthy Tétrault LLP.	1993	69	22,500	(12)	*

G. E. “Kurt” Pralle(4) Ramsey, New Jersey	Mining and Metallurgical Consultant.	1993	72	10,000	(13)	*

James D. Raymond(1)(5) Montréal, Québec	Private Investor.	1979	82	1,000	(14) (15)	*

Notes:

(1)	Member of Compensation Committee.

(2)	Member of Corporate Governance Committee.

(3)	Member of Environmental Committee.

(4)	Member of Audit Committee.

(5)	Member of Executive Committee.

(6)	Excludes 295,000 Shares subject to option.

(7)	Excludes 295,000 Shares subject to option.

(8)	Excludes 295,000 Shares subject to option

(9)	Excludes 870,000 Shares subject to option

(10)	Excludes 250,000 Shares subject to option

(11)	Excludes 250,000 Shares subject to option

(12)	Excludes 490,000 Shares subject to option.

(13)	Exclude 295,000 Shares subject to option.

(14)	Exclude 295,000 Shares subject to option

(15)	Indirectly held

*	Less than 1% of the outstanding Shares.
     As of March 30, 2007, the directors and officers of the Company as a group beneficially owned 4,923,360 common shares representing approximately 1,4% of the outstanding common shares excluding 3,335,000 common shares subject to option. The information as to common shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually.
Senior Management
     The following table shows certain information with respect to the executive and other officers of the Company

		Year
		appointed	Other Positions and
Name	Office	to Office	Business Experience	Age
André Y. Fortier	President and Chief Executive Officer	2000	Business Executive(1)	66

Réal Savoie	Vice-President, Finance	2006	C.G.A.	53

Alain Blais	Vice President and General Manager	2001	Geologist(2)	51

Michel Blouin	Secretary	2003	Lawyer(3)	65

Notes:

(1)	See description of Principal Occupation and Business Experience under Item 6 — “Directors”.

(2)	Prior to the merger in June 2001, Mr. Blais was Vice President, Geology & Development with MSV and has worked as a geologist in Chibougamau since 1979.

(3)	Mr. Blouin is a partner at the law firm Lavery, de Billy, L.L.P.
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
Executive Compensation
     The following table sets forth information concerning the compensation paid to the Company’s Chief Executive Officer and its most highly paid executive officers as required to be disclosed in accordance with applicable securities regulations (the “Named Executive Officers”) during the Company’s three financial years ended December 31, 2006, December 31, 2005 and December 31, 2004:
Summary Compensation Table

	Annual Compensation				Long-Term Compensation
					Awards		Payouts
					Securities	Restricted
Name and				Other Annual	Under	Shares or	LTIP	All Other
Principal		Salary	Bonus	Compensation	Options	Restricted Share	Payouts	Compensation
Position	Year	($)	($)	($)	(#)	Units($)	($)	($)
André Y. Fortier	2006	235,000	—	18,000		—	—	14,866
President & Chief	2005	229,845	—	16,500	600,000	—	—	16,165
Executive Officer	2004	225,000	19,200	15,500	100,000	—	—	19,587
Claude Bégin(1)	2006	95,008	3,303	18,000	—	—	—	6,326
Former Executive Vice President	2005	138,000	5,035	16,500	—	—	—	11,802
& Chief Operating Officer	2004	138,000	15,039	15,500	50,000	—	—	6,788
Alain Blais	2006	114,893	7,179	18,000	200,000	—	—	9,895
Vice President and	2005	107,200	7,021	16,500	#151;	—	—	10,009
General Manager	2004	107,200	17,240	15,500	50,000	—	—	15,589

					Long-Term Compensation
					Awards		Payouts
	Annual Compensation				Securities	Restricted
Name and				Other Annual	Under	Shares or	LTIP	All Other
Principal		Salary	Bonus	Compensation	Options	Restricted Share	Payouts	Compensation
Position	Year	($)	($)	($)	(#)	Units($)	($)	($)
Lucie Brun(2)	2006	61,347	5,923	18,000	—	—	—	9,048
Former Executive	2005	110,000	6,207	16,500	—	—	—	12,255
Vice President & Chief Administrative Officer	2004	110,000	16,685	15,500	50,000	—	—	18,312
Réal Savoie(3)	2006	96,231	—	16,818	200,000	—	—	1,869
Vice President,	2005	77,404	—	—	—	—	—	1,391
Finance	2004	—	—	—	—	—	—	—

Notes:

(1)	Resigned as of June 30, 2006.

(2)	Resigned as of September 30, 2006.

(3)	Appointed as of August 9, 2006
Option/SAR Grants in Last Financial Year
     There were 1,000,000 options granted and no stock appreciation rights (“SARs”) to Named Executive Officers during the financial year ended December 31, 2006.
Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year End Option/SAR Values
     The following table sets forth information concerning the exercise of options during the financial year ended December 31, 2006 and the value at December 31, 2006 of unexercised in-the-money options held by each of the Named Executive Officers:

		Aggregate		Value of Unexercised in-
	Securities	Value	Unexercised Options at	the-Money Options/SARs at
	Acquired on	Realized	Financial Year-End (#)	Financial Year-End ($)
Name	Exercise (#)	($)	Exercisable/Unexercisable	Exercisable/Unexercisable
André Y. Fortier
President & Chief Executive Officer	Nil	Nil	870,000/Nil	Nil/Nil
Alain Blais
Vice President and General	Nil	Nil	290,000/Nil	Nil/Nil
Manager
Réal Savoie (1)
Vice President, Finance	Nil	Nil	200,000/Nil	Nil/Nil

Notes:

(1)	Appointed as of August 9, 2006.

Indebtedness of Directors and Executive Officers
     No directors or executive officers of the Company are indebted to the Company.
Employee Incentive Plan
     The Company maintains an employee incentive plan (the “Employee Incentive Plan” consisting of the share purchase plan (the “Share Purchase Plan”), the share option plan (the “Share Option Plan”), the share bonus plan (the “Share Bonus Plan”) and the share loan plan (the “Share Loan Plan”). Directors who are not officers do not participate in the Employee Incentive Plan.
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
shall be effective only upon the approval of the shareholders (or disinterested shareholders as the case may be) of the Company. Any amendment to any provision of the Employee Incentive Plan shall be subject to approval by any regulatory body having jurisdiction over the securities of the Company.
     As at December 31, 2006, the total number of common shares reserved for issuance under the Employee Incentive Plan was 3,551,790, of which 2,780,000 were issuable upon the exercise of outstanding options. Such options were exercisable at exercise prices ranging from 0.15 to $0.80 per share and were due to expire up to August 16, 2011.
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
     Freestanding “SARs” are not provided for under the Share Option Plan. The options may, at the discretion of the Board or the Compensation Committee, be accompanied by SARs which entitle the holder to elect to terminate his or her options, in whole or in part and, in lieu of receiving the common shares (the “Option Shares”) to which the terminated options relate, elect to receive that number of common shares, disregarding fractions, which have a total value equal to the product of the number of Option Shares times the difference between the fair value (at the date of such election) and the option price per share of the Option Shares, less any amount withheld on account of income taxes, which income taxes will be remitted on the employee’s behalf by the Company.
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
     No option may be exercised after the employment of an optionee ceases with the Company and the optionee shall have no rights or claims against the Company in respect of the options or in respect of any common shares subject to options which have not been purchased prior to such date except that:
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

(b)	the Board or the Compensation Committee may in its discretion, in special circumstances, give its express consent to the exercise, after the effective date of the optionee ceasing to be employed by the Company, of any options which are exercisable at the time the optionee’s employment ceases.
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
During 2006, 2,800,000 options were granted to employees under the Share Option Plan.

     Share Purchase Plan
     The Share Purchase Plan is designed to encourage employees of the Company to purchase common shares on a regular basis. Employees of the Company who have been continuously employed by the Company for at least one year, or less at the discretion of the Compensation Committee or the Board, are eligible each January 1 to participate in the Share Purchase Plan. Each eligible employee may contribute up to 5% of his or her basic salary to the Share Purchase Plan through monthly deductions. On a quarterly basis, the Company will contribute an amount equal to 50% of the employee’s contributions to such date and each participating employee will then be issued common shares at an issue price equals to the average of the closing prices for the common shares on the TSX or in the event of no trades, the average of the bid and asked prices, on the last five business days prior to the date of issue and having a value equal to the aggregate amounts contributed by such employee and the Company. During 2006, no common shares were issued pursuant to the Share Purchase Plan.
     In the event that a participant ceases to be employed by the Company for any reason or in the event of the death of a participant while participating in the Share Purchase Plan, no further purchases of common shares will be made and the participant’s contribution then held in trust by the Company for the participant shall be paid to the participant or his estate or successor, as the case may be, and the Company’s contribution then held in trust for the participant shall be paid to the Company. A participant shall not be entitled to withdraw from the Share Purchase Plan under any other circumstances during the calendar year for which he has elected to participate.
     Share Bonus Plan
     The Share Bonus Plan is intended to promote the interests of the Company and its shareholders by permitting the Board or the Compensation Committee, in its discretion, to issue common shares to full-time salaried employees of the Company as a bonus in recognition of services provided to the Company by such employee. The maximum number of common shares that may be issued and reserved for issuance under the Share Bonus Plan shall not exceed 5% of the total number of common shares issued and reserved for issuance pursuant to the Employee Incentive Plan nor 1% of the issued capital. The issue of common shares to such employee may be subject to such terms and conditions as are determined by the Board or the Compensation Committee. During 2006, no common shares were issued pursuant to the Share Bonus Plan.
     Share Loan Plan
     The Share Loan Plan is intended to provide an additional incentive to motivate full time officers who will make important contributions to the success of the Company by assisting such persons to acquire shares of Campbell. The Compensation Committee may in its discretion make loans to full time officers of the Company. The number of common shares issued and reserved for issuance pursuant to the Share Loan Plan to any one person shall not exceed 12% of the aggregate number of common shares issued and reserved for issuance pursuant to the Employee Incentive Plan. The number of common shares issued and reserved for issuance pursuant to the Share Loan Plan (whether or not such common shares are issued pursuant to the exercise of options granted under the Share Option Plan) shall not exceed 25% of the aggregate number of common shares issued and reserved for issuance pursuant to the Employee Incentive Plan. Such loans shall be subject to such terms and conditions including rates of interest, if any, as the Compensation Committee may consider appropriate. During 2006, no loans were granted and no loans are outstanding under the Share Loan Plan.

     In the event that the share loan participant ceases to be an employee of the Company for any reason whatsoever (other than the death of the employee), his loan, or the amount thereof remaining outstanding, shall mature and be payable, together with any applicable interest thereon, eighteen (18) months from the date he ceases to be an employee:
(a)	if the loan and any interest thereon have not been repaid in full to the Company within eighteen (18) months of the date the participant ceases to be an employee:
(i)	the trustee shall sell on behalf of such share loan participant all or such part of the common shares then held by it on his behalf as shall be necessary to repay the loan and any interest thereon in full and the trustee shall pay to the Company the proceeds of such sale;

(ii)	the trustee shall transfer and deliver to the share loan participant the balance of the common shares, if any, that are not so sold; and

(iii)	the Board or the Compensation Committee shall fix such terms and conditions with regard to repayment of all or part of the balance of the loan or forgiveness of all or part of the balance of the loan as the Board or the Compensation Committee may in its discretion determine.
(b)	if the loan and any interest thereon have been repaid in full to the Company within eighteen (18) months of the date the Participant ceases to be an employee, the Trustee shall forthwith upon repayment transfer and deliver to the Share Loan Participant the Shares, if any, then held by it on behalf of such Share Loan Participant.
     In the event that a share loan participant dies while in the employ of the Company, the loan, or the amount thereof remaining outstanding shall mature and be payable, together with any applicable interest thereon, one year from the date of such share loan participant, and:
(a)	if the loan and any such interest thereon have not been repaid in full to the Company within one year from the date of death of such Share Loan participant;
(i)	the trustee shall sell on behalf of such deceased Share Loan participant all or such part of the common shares then held by it on his behalf as shall be necessary to repay to the Company the loan and such interest in full and the trustee shall pay to the Company the proceeds of such sale;

(ii)	the trustee shall transfer and deliver the balance of the common shares, if any, to the legal personal representatives of the deceased Share Loan participant; and

(iii)	the Board or the Compensation Committee shall fix such terms and conditions with regard to repayment of all or part of the balance of the loan or forgiveness of all or part of the balance of the loan as the Board or the Compensation Committee may in its discretion determine.
(b)	if the loan and any interest thereon have been repaid in full to the Company within one year of the date of the death of the share loan participant, the trustee shall then transfer and deliver the common shares held by it to the legal personal representatives of the deceased participant.

Directors’ Stock Option Plan
     In August 1993, the Board approved the directors’ stock option plan (the “Directors’ Plan”) and shareholders approved the Directors’ Plan on May 18, 1994. An increase in the number of common shares reserved for issuance under the Directors’ Plan was approved by shareholders on May 11, 2005
     The Directors’ Plan is administered by the Board or by a Committee thereof (the “Administrator”). The exercise price of the options granted thereunder shall be at the average of the closing prices (or bid and ask where there was no trade) of the common shares of the Company on the TSX on the five trading days prior to the date of grant (the “Market Price”). Options granted under the Directors’ Plan are for a five-year term to be exercisable on terms and conditions as set out by the Administrator. In order that the Directors’ Plan together with the Employee Incentive Plan comply with stock exchange rules, a provision was added to the Directors’ Plan to provide that the maximum number of shares subject to option under the Directors’ Plan together with the shares reserved for issuance under the Employee Incentive Plan shall not at any time exceed 10% of the issued and outstanding shares of the Company on a non-diluted basis or such higher number as exchange rules may permit.
     The exercise price of any option shall be the closing price of the common shares of the Company on the TSX on the last trading day prior to the date on which such option is granted.
     If a participant ceases to be a director of the Company or any of its subsidiaries for any reason (other than death) he may, within the 30-day period, thereafter, exercise any options held by such participant. In any event, any options held by such participant at the expiry of such 30-day period shall be void and of no effect.
     In the event of the death of a participant, the option theretofore held by such participant shall be exercisable within the six month period following such death by the person or persons to whom the participant’s rights under the option shall pass by the participant’s will or the law of descent and distribution. If such person elects to exercise the options of a deceased participant as aforesaid, such person shall deliver to the Company in addition to the exercise price and the notice specified in the Directors’ Plan:
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
     No option or the benefits and rights accruing to any participant in accordance with the terms and conditions of the Directors’ Plan shall be transferable or assignable. Except as provided above, all options and such benefits and rights may only be exercised by the participant.
     The Board of the Company may, subject to the requirements of any regulatory authority having jurisdiction, amend the Directors’ Plan provided that any amendment to change the exercise price or expiry date of any option, materially modify the requirements for eligibility for participation in the Directors’ Plan or any other amendment that could reasonably be considered to be material shall not be effective until it has been approved by the shareholders of the Company.

     The Board of the Company may terminate the plan at any time provided that such termination shall not alter the terms or conditions of any option or impair any right of any participant pursuant to any option granted prior the date of such termination.
     As at December 31, 2006, the total number of common shares reserved for issuance under the Directors’ Plan was 2,891,000, of which 2,465,000 were issuable upon the exercise of outstanding options. Such options were exercisable at exercise prices ranging from $0.15 to $0.67 per share and were due to expire between August 6, 2007 and August 16, 2011.
     During 2006, 2,150,000 options were granted to directors of the Company under the Directors’ Plan and no options were exercised under the Directors’ Plan.
Remuneration of Directors
     All directors of the Company receive an annual director’s fee of $6,000 and an attendance fee of $600 per meeting attended in person and $300 per meeting attended by telephone and out-of-pocket expenses relating to attendance at a board or committee meeting. The Company paid aggregate remuneration of $79,800 to nine (9) incumbent directors in their capacities as such during the fiscal period ended December 31, 2006. Mr. Fortier does not receive director’s fees.
     In 2006, the Company engaged the law firm Lavery, de Billy, L.L.P. of which Michel Blouin, a director and officer of the Company, is a senior partner, to provide legal advice to the Company. An aggregate of $1,038,906.85 was paid to Lavery, de Billy, L.L.P. for legal services in 2006.
     In 2006, the Company engaged the engineering firm Roscoe Postle Associates Inc., geological and mining consultants, of which Graham G. Clow, a director of the Company, is a principal. No sums were paid to Roscoe Postle Associates Inc. in 2006.
Directors’ and Officers’ Liability insurance
     In 2006, the Company purchased directors’ and officers’ liability insurance with a liability limit of $10,000,000 for which the Company paid an annual premium of $233,805 taxes included. The policy provides for a deductible, payable by the Company of $150,000 other than for claims brought in the United States in which case the deductible is $350,000.
Employment Agreements
     The Company has entered into employment agreements with its Named Executive Officers as described below.
     On August 6, 2002, the Company entered into an employment agreement with André Y. Fortier as President and Chief Executive Officer. The agreement stipulates among other things, a base salary and provided that in the event that Ms. Brun’s employment was terminated, she would be entitled to be paid up to twenty-four months’ salary and benefits. In the event of a change of control, as defined, Mrs. Brun would have been entitled to resign within six months thereof and be paid twenty-four months’ salary and benefits. The agreement also provided that in the event of resignation or termination, options held by Ms. Brun will immediately become fully exercisable. Such options, which were not exercised by Ms. Brun, expired ninety days after termination of Ms. Brun’s employment with the Company which ended on September 30, 2006.
     On August 6, 2002, the Company entered into an employment agreement with Claude Bégin as Executive Vice President and Chief Operating Officer. The agreement stipulated among other things, a base salary and provided that in the event that Mr. Bégin’s employment was terminated, he would be entitled to be paid up to twenty-four months’ salary and benefits. In the event of a change of control, as defined, Mr. Bégin would have been entitled to resign within six months thereof and be paid twenty-four months’ salary and benefits. The agreement also provided that in the event of resignation or termination, options held by Mr. Bégin will immediately become fully exercisable. Such options, which were not exercised by Mr. Bégin, expired ninety days after termination of Mr. Bégins’ employment with the Company which ended on June 30, 2006.
     On August 6, 2002, the Company entered into an employment agreement with Alain Blais as Vice President, Geology & Development. The agreement stipulates among other things, a base salary and provides that in the event that Mr. Blais’s employment is terminated, he will be entitled to be paid up to twenty-four months’ salary and benefits. In the event of a change of control, as defined, Mr. Blais will be entitled to resign within six months thereof and be paid twenty-four months’ salary and benefits. The agreement also provides that in the event of resignation or termination, options held by Mr. Blais will immediately become fully exercisable. Such options will expire ninety days after resignation or termination.
Audit Committee
     The Audit Committee has a formal charter, the text of which is included as Exhibit 15.3 to this Annual Report, setting out its mandate and responsibilities that the Board revised in November 2004.
Composition of Audit Committee

Name	Independent	Financially Literate
Graham G. Clow	Yes	Yes
René R. Galipeau(1)	Yes	Yes
G.E. “Kurt” Pralle	Yes	Yes

Note:	René R. Galipeau was appointed as an Audit Committee member effective as of July 1 , 2006 replacing James C. McCartney who resigned as an Audit Committee member effective as of July 1, 2006.

(1)	The Audit Committee is comprised of three directors, each of whom is independent in conformity with applicable Canadian, TSX and U.S. requirements. All the members of the Committee are “financially literate” and have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity that can reasonably expected to be raised by the Corporation’s financial statements.
     The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities are as follows:

     Graham G. Clow obtained a B.Sc in Geological Engineering in 1972, and a B.Sc in Mining Engineering in 1974. He has 32 years experience in the mining industry at all levels from operations to corporate, including chief executive officer of public companies.
     René R. Galipeau, CGA, is the current Vice-Chairman and CEO of Nuinsco. He has been a Director of Nuinsco since 1993. A seasoned mining executive with 34 years experience, René Galipeau has held senior positions with a number of gold and base metal mining companies in Canada and the United States, most recently as Executive Vice-President and CFO for Breakwater Resources Ltd. Mr. Galipeau is also a director of several public and private companies.
     G.E. “Kurt” Pralle is a graduate in mine engineering (1958), a graduate metallurgical engineer (1959), and has post-graduate education in financial and credit assessment. He has 20 years of experience as Vice President of Citibank with Specialized (mining/metals) Industries credit authority, and has been a director of mining companies.
     The Audit Committee meets on a quarterly basis and holds special meetings as circumstances require. All three members attended the five meetings of the Audit Committee held during the last fiscal year.
Audit Committee Oversight
     At no time since the commencement of the Company’s most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the Company’s external auditors not been adopted by the Board.
     Pre-Approval Policies and Procedures
     The Audit Committee approves the engagement terms for all audit and non-audit services to be provided by the Company’s accountants before such services are provided to the Company or any of its subsidiaries.
Compensation Committee
     Composition of the Compensation Committee
     The Compensation Committee of the Board considers and approves compensation, remuneration and incentive arrangements for directors, officers and senior employees of Campbell. The members of the Compensation Committee are Louis Archambault, James C. McCartney, Q.C. and James D. Raymond. Mr. McCartney is Chairman of the Company and he is also Chairman of the Compensation Committee. Mr. McCartney is counsel with the law firm McCarthy Tétrault LLP which provides legal advice to the Company. Neither Mr. Archambault nor Mr. Raymond is, nor was, at any time, an officer or employee of the Company or any of its subsidiaries. In 1994, the Committee established an executive compensation philosophy and policy to be followed in its future consideration of executive compensation and incentive arrangements. Mr. Raymond joined the Compensation Committee in May 2004.

Executive Compensation Philosophy and Policy
     The Company’s executive compensation policy is primarily based on a pay for performance philosophy. The main objective of the policy is the alignment of all financial reward systems with shareholder interests. The compensation structure must also reflect the Company’s current financial position and the scope of its operations. As a consequence, a heavy emphasis is placed on the long-term business objectives of creating wealth, decreasing risk by expanding operations, and providing returns to the Company’s shareholders.
     The particular elements of the executive compensation program for senior executives of the Company, designed to encourage, compensate and reward employees on the basis of individual and corporate performance, may be summarized as follows:
Base Salary The program is designed to attract and retain executive officers by delivering a competitive rate of base pay. Market competitive rates will be determined by comparison with average compensation levels of comparable mining companies. It is believed that the average pay of these companies is a reasonable reference point from which to target and manage base pay, while recognizing the need for executive level experience and skills in the current phase which will further the Company’s achievement of its growth objectives.
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
Report on Executive Compensation
     The Compensation Committee, which is composed of Louis Archambault, James C. McCartney, Q.C. and James D. Raymond, did not meet during the year ended December 31, 2006, due to the fact that the Company is currently the object of an order under the CCAA.
Securities Authorized for Issuance Under Equity Compensation Plans
     The following table summarizes as of December 31, 2006, the equity compensation plans pursuant to which equity securities of the Company may be issued:

Equity Compensation Plan Information

	Number of common shares	Weighted-average	Number of common shares remaining
	to be issued upon exercise	exercise price of	available for future issuance under
	of outstanding options,	outstanding options,	equity compensation plans [excluding
	warrants and rights	warrants and rights	securities reflected in column (a)]
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	5,245,000	$0.23	1,197,790(1)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil

TOTAL:	5,245,000	$0.23	1,197,790

Note:

(1)	771,790 common shares remain available for future issuance under the Employee Incentive Plan and 426,000 common shares remain available for future issuance under the Directors’ Plan.
Shareholder Return Performance Graph
     The chart below compares the yearly percentage change in the cumulative total shareholder return on the common shares against the cumulative total shareholder return of S&P/TSX Composite Index for the five fiscal year periods commencing December 31, 2002 and ending December 31, 2006.
Comparison of Five Year Cumulative Total Return

	Dec. 31, 2002(1)	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006
Campbell	$100.00	$184.31	$92.16	$26.47	$20.59
S&P/TSX Composite Index	$100.00	$224.29	$139.79	$170.42	$195.15

Note:

(1)	$100 invested on 12/31/02 in stock or index — including reinvestment of dividends.
Indebtedness of Directors and Executive Officers
     No directors or executive officers of the Company are indebted to the Company.
Statement of Corporate Governance Practices
     The Board of Directors of the Company considers good corporate governance to be important to the effective operations of the Company and to ensure that the Company is managed so as to enhance shareholder value. The Corporate Governance Committee is responsible for ensuring that the Company addresses all relevant corporate governance issues. This committee makes recommendations regarding the compliance of the Company’s practices with the corporate governance guidelines set forth in National Policy 58-201 of the Canadian Securities Administrators and oversees disclosure obligations related thereto.
     A description of the Company’s corporate governance practices is set out below in response to the requirements of National Instrument 58-101 “Disclosure of Corporate Governance Practices” and in the form set forth in Form 58-101F1 “Corporate Governance Disclosure”.

Form 58-101-F1 - Corporate Governance			The Company’s Practices
Disclosure

1.	Board of Directors

	a)	Disclose the identity of directors who are independent.	The Board of Directors is composed of nine persons. Of those nine persons, Louis Archambault, Graham G. Clow, René R. Galipeau, W. Warren Holmes, James C. McCartney, G.E. “Kurt” Pralle and James D. Raymond are independent. These directors are independent as none of them has a direct or indirect material relationship with the Company.

	b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	The other two Directors are André Y. Fortier and Michel Blouin, neither of whom is independent as they hold the positions of President and Chief Executive Officer and Corporate Secretary, respectively.

	c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.	A majority of the Company’s Directors are independent.

d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	André Y. Fortier is also director of Excellon Resources, Inc. and Norcast Income Fund.

Michel Blouin is also director of Stingray Resources Inc. and Merrex Gold Inc.

Graham G. Clow is also director of Baffinland Iron Mines Corporation

René R. Galipeau is also director of Nuinsco and Victory Nickel Inc.

W. Warren Holmes is also Chairman of Nuinsco and Victory Nickel Inc.

Form 58-101-F1 - Corporate Governance			The Company’s Practices
Disclosure
	e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	When required, the independent Directors hold scheduled meetings at which non-independent Directors and members of management are not in attendance. Such meetings are held at least once a year. In 2006, two (2) such meetings were held.

	f)	Disclosure whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	James C. McCartney serves as non-executive Chairman of the Board. He has served in that position since April 26, 1995.

	g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	All Directors attended all Board meetings, except James C. McCartney, W. Warren Holmes, Michel Blouin and Louis Archambault who were each absent from one (1) meeting. and Graham G. Clow who was absent from two (2) meetings.

2.	Board Mandate

	a)	Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The Board’s mandate is set forth in the Governance Policy of the Company, a copy of which is attached hereto as Exhibit 15.4.

Form 58-101-F1 - Corporate Governance			The Company’s Practices
Disclosure

3.	Position Descriptions

	a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has developed written position descriptions for the Chair of the Board and the Chair of each Board committees. These descriptions are set forth in the Governance Policy of the Company, a copy of which is attached hereto as Exhibit 15.4.

	b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer. This description is set forth in the Governance Policy of the Company, a copy of which is attached hereto as Exhibit 15.4.

4.	Orientation and Continuing Education

	a)	Briefly describe what measures the board takes to orient new directors regarding	Orientation and education of directors is an ongoing matter. As such, ongoing informal discussions between management and members of the Board is encouraged and formal presentations by management throughout the year in addition to regularly scheduled site visits to the Company’s operations are mandated.
(f) the role of the board, its committees and its directors, and ii) the nature and operation of the issuer’s business.

	b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Orientation and education of directors is an ongoing matter. As such, ongoing informal discussions between management and members of the Board is encouraged and formal presentations by management throughout the year in addition to regularly scheduled site visits to the Company’s operations are mandated.

5.	Ethical Business Conduct

	a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The Board has adopted a written Code of Conduct for directors, officers and employees.

		i) disclose how a person or Company may obtain a copy of the code;	A copy of the Code of Conduct is attached hereto as Exhibit 11.1.

		ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Employees, officers and directors must confirm having read and understood the Code of Conduct and the Company has implemented a complaint procedure which allows employees to report any conduct that is not compliant with the Code of Conduct on an anonymous and/or confidential basis. Mid-level and upper levels of management are required to report to senior management any instances of fraud, illegal acts and compliance issues. When situations of non-compliance have become known to management, appropriate disciplinary action has been taken.

Form 58-101-F1 - Corporate Governance			The Company’s Practices
Disclosure

		iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	The Company has not filed any material change report during the financial year ended December 31, 2006 that pertains to any conduct of a Director or executive officer that constitutes a departure from the Code of Conduct. No waivers from the Code of Conduct have been sought or granted.

	b)	Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	In the event any transactions or agreements occur in respect of which a Director or executive officer has a material interest, the matter must be initially reviewed by the Audit Committee and is then submitted to the Board of Directors. The Board may implement any measures that it finds necessary in order to ensure the exercise of independent judgment. In the event a Director has a material interest in any transaction or agreement, such Director will abstain from voting in that regard.

	c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Through the above-noted methods, the Board encourages and promotes a culture of ethical business conduct. This is reinforced by the behaviour of the Board, as provided in its mandate, which is in strict compliance with the terms and the spirit of these measures.

6.	Nomination of Directors

	a)	Describe the process by which the board identifies new candidates for board nomination.	The Corporate Governance Committee oversees the process by which the Board identifies new candidates for Board nomination.

	b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	With the exception of Michel Blouin, a lawyer specializing in mining law and securities law, this Governance Committee is composed entirely of independent Directors.

	c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Corporate Governance Committee oversees the process by which the Board identifies new candidates for Board nomination.

Form 58-101-F1 - Corporate Governance			The Company’s Practices
Disclosure

7.	Compensation

	a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.	Each year, the Compensation Committee reviews data of director compensation for companies of a comparable size. Using such information, the Compensation Committee formulates a recommendation to the Board of Directors and the final decision is made by the Board of Directors.

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

The Compensation Committee met only once in 2006.

	b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The Compensation Committee oversees compensation matters and is composed entirely of independent Directors.

	c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Compensation matters are overseen by the Compensation Committee.

	d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	During the 2006 financial year, the Company did not retain the services of a compensation consultant.

Form 58-101-F1 - Corporate Governance		The Company’s Practices
Disclosure
8.	Other Board Committees

	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no standing committees other than the Audit Committee, the Compensation Committee, the Environment Committee, the Corporate Governance Committee and the Executive Committee.

9.	Assessments

	Disclose whether or not the board, its committees and individual are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Board has adopted processes for evaluating the effectiveness of the Board of Directors and its various committees. Once a year the Chair of the Corporate Governance Committee will have each Director and committee member complete the appropriate effectiveness assessment questionnaire. The input is summarized on a confidential basis and reviewed by the Corporate Governance Committee. The Chair of that committee reports the findings to the full Board and aside at that meeting for a full and comprehensive discussion of Board and committee effectiveness and any agreed upon improvements are implemented as applicable.

Employees
     At March 30, 2007, the Company had 281 employees compared to 252 at March 31, 2006, all of whom were in Canada. At the Joe Mann Mine, approximately 65 employees were employed as of December 31, 2006, compared to 114 persons as of December 31, 2005. Of the 65 employees, 51 mine workers were covered by a collective bargaining agreement with CSN and 1 nurse was covered by a collective bargaining agreement with La Fédération des Infirmiers et Infirmières du Québec (FIIQ). As at December 31, 2006, MSV had approximately 117 full time employees at the Copper Rand Mine compared to 72 at December 31, 2005 and 332 at the end of 1996 prior to the suspension of operations, as previously described. Of the 117 employees, 86 mine workers were covered by a collective bargaining agreement with the United Steelworkers of America. The collective agreement for the Copper Rand Mine was renewed on May 1, 2004 and will terminate on April 30, 2009. The collective agreement at the Joe Mann Mine was renewed on June 1, 2005 and will terminate on December 31, 2010.
     At its headquarters, Campbell has 5 employees at March 2007 compared to 5 at December 2006 and 5 at December 2005. Of theses employees, two are officers. The one other officer is based at the mining office in Chibougamau.
Item 7. Major Shareholders and Related Party Transactions
     As of March 30, 2007, the Company had 351,423,977 common shares outstanding. Each common share entitles its holder to one vote.
     To the knowledge of the Company, as of March 30, 2007, only Nuinsco beneficially owns or exercises control or direction over more than 5% of the common shares of the Company. Currently, two directors of the Company are employed with Nuinsco being René R. Galipeau who acts as the Vice-Chairman and Chief Executive Officer and Warren G. Holmes who acts as the Chairman of the Board for Nuinsco. For further details regarding agreements between the Company and Nuinsco, please refer to Item 4.
     There are no related party transactions, except as otherwise disclosed herein under Item 6.
     As of December 31, 2006, 25,064,240 common shares of the Company were held by residents of the United States.
Item 8. Financial Information
Financial Statements
     The Company’s consolidated financial statements are set out under Item 17.
Legal Proceedings
     During 1996, Campbell’s Mexican subsidiary, Sotula received import duty assessments claiming Sotula’s interest in certain pieces of machinery and equipment with an approximate value of US$2,200,000 and levying taxes, penalties, interest and inflationary adjustments for a further Mexican pesos 9,200,000. The claim against the subsidiary’s assets and the additional amount payable arose as a result of the subsidiary not presenting certain import documentation to tax authorities by a prescribed date in connection with their audit of imports of the claimed machinery and equipment during 1990 and 1991 when the mine was not owned by Sotula. The charge against certain pieces of machinery and equipment will be released when the final tax assessment is issued.

     Professional advice received indicating the basis for these assessments to be weak and accordingly appealed the assessments on March 5, 1997 before the Local Tax Legal Administration for Revenues in Nogales, Sonora. On May 26, 1997, Sotula was advised that it was successful in its appeal and that Mexican pesos 9,200,000 was not payable. While the local tax authority was requested by the federal tax authorities to issue a re-assessment which must take into account the basis of the appeal, on May 6, 1998, the tax authorities issued a tax assessment identical to that issued in 1996 except that the amounts claimed have increased to Mexican pesos 18,000,000 as a result of inflation and additional interest. Sotula was advised by its Mexican counsel that this assessment is improper as it completely ignores the earlier ruling. Accordingly, Sotula filed a new appeal before the federal tax court to nullify the assessment. On October 11, 2001, Sotula received notice that it was successful in its appeal against the assessments; however, this decision was appealed once more by the Mexican tax authorities (the “tax case”).
     On January 31, 2002, Queenstake purchased all of the shares of Sotula. Pursuant to the purchase and sale agreement, Campbell received a US $1 million promissory note from Queenstake. This promissory note maturing on the third anniversary of the date of issuance. Such note is subject to adjustment as follows. To the extent that the actual liability, incurred by Queenstake with respect to outstanding litigation commenced in 1996, between Sotula and the tax case and reclamation costs of properties owned by Sotula (the “reclamation”), does not exceed US$2,000,000, there shall be no reduction. To the extent that the actual combined liability incurred by Queenstake with respect to the tax case and the reclamation exceeds US$2,000,000 but does not exceed US$2,400,000, the amount of the promissory note issued shall be reduced by 100% of the amount of the liability in excess of US$2,000,000. To the extent that the actual combined liability incurred by Queenstake with respect to the tax case and the reclamation exceeds US$2,400,000 but does not exceed US$2,750,000, the amount of the promissory note issued shall be reduced by 100% of the first US$400,000 in excess of US$2,000,000 and 80% of any excess over US$2,400,000. To the extent that the actual combined liability incurred by Queenstake with respect to the tax case and the reclamation exceeds US$2,750,000, the amount of the promissory note issued shall be reduced by 100% of the first US$400,000 in excess of US$2,000,000 and 80% of the excess over US$2,400,000 up to US$2,750,000 and by 70% of the excess of US$2,750,000 up to a maximum of US$3,207,000. In December 2003, Queenstake paid immediately US$850,000 as a final payment of the US$1 million promissory note.
     In January 2004, the Oujibougoumou Cree initiated legal proceedings against the Company, claiming that the poor condition of lakes in the region of Chibougamau, Québec was due to mining activities in the area. The Public Health Department, the MDDEP and the Québec Fish and Wildlife Association began to study the issue. In June 2006, the parties agreed to suspend proceedings for a period of 2 years. It is not possible to determine either the outcome of the proceedings or the financial consequences for the Company.
     On June 30, 2005 the Company and its subsidiaries filed for protection under CCAA and were granted an initial order requiring the presentation of the Plan of Arrangement. On June 8, 2006, the Company filed the Plan of Arrangement. On June 26, 2006 the Plan of Arrangement was approved at a meeting of creditors of the Company and its subsidiaries, and on June 27, 2006, the Superior Court of Québec sanctioned the Plan of Arrangement. On February 27, 2007, the Monitor under the CCAA issued a Certificate of Execution with respect to the Plan of Arrangement of Campbell confirming that it has executed all of its obligations pursuant to its plan of arrangement with its creditors. The Company also remitted to the Monitor all amounts required for the payment in full of the claims made by the creditors of GéoNova. The court subsequently granted extensions of the CCAA protection to June 15, 2007 for subsidiaries MSV and Meston.

Dividend Record and Policy
     The Company has not paid a dividend on its common shares since 1984. The Company’s present policy is to retain any earnings to finance future growth. Dividends on the common shares paid to non-residents of Canada will generally be subject to withholding tax under the Tax Act at the rate of 25%. Such rate may be subject to reduction under the provisions of a tax treaty between Canada and the country in which the recipient is resident. The Canada-U.S. Income Tax Convention (1980) (the “Convention”) provides for a general reduction in the rate of withholding tax to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to a resident of the United States, and also provides for a further reduction to 5% where the beneficial owner of the dividend is a corporation, resident in the United States, which owns at least 10% of the voting shares of the corporation paying the dividend.
Significant Changes
     There have been no significant changes since the date of the consolidated financial statements included in this Annual Report on Form 20-F except as in Note 24 of such and except as disclosed in Item 5.
Item 9. The Offer and Listing
     The Company’s common shares are listed and traded in Canada on the Toronto Stock Exchange under the symbol “CCH”. In addition, the common shares are traded in the United States on the OTC-BB under the symbol “CBLRF”. Until November 23, 2001, the common shares were listed and traded in the United States on the New York Stock Exchange. The following table sets forth the price ranges and volume of common shares during the periods indicated on the Toronto Stock Exchange and on the OTC-BB/New York Stock Exchange.
Toronto Stock Exchange

Period	High	Low	Volume
Month Ended
March 2007	0.17	0.12	67,112,300
February 2007	0.19	0.12	124,674,500
January 2007	0.14	0.10	55,166,000
December 2006	0.14	0.10	54,615,500
November 2006	0.16	0.08	101,497,100
October 2006	0.10	0.07	57,553,500
September 2006	0.18	0.09	7,410,800

Period	High	Low	Volume
Quarter Ended
December 31, 2006	0.16	0.07	213,666,100
September 30, 2006	0.18	0.09	9,251,200
June 30, 2006	0.22	0.15	18,852,600
March 31, 2006	0.27	0.11	35,819,700
December 31, 2005	0.19	0.09	19,218,300
September 30, 2005	0.30	0.05	51,386,000
June 30, 2005	0.38	0.07	14,334,400
March 31, 2005	0.52	0.36	11,237,700

Period	High	Low	Volume
Fiscal Year Ended
December 2006	0.27	0.07	277,589,600
December 2005	0.98	0.05	96,176,400
December 2004	1.11	0.37	25,997,200
December 2003	0.91	0.33	23,030,700
December 2002	0.52	0.31	12,260,900

Note:

(1)	All prices and volumes have been adjusted to reflect the one for ten consolidation in May 2000. Prices are in Canadian dollars.
OTC-BB

Period	High	Low	Volume
Month Ended
March 2007	0.15	0.10	6,795,000
February 2007	0.17	0.11	16,171,400
January 2007	0.12	0.08	5,691,300
December 2006	0.12	0.07	5,342,000
November 2006	0.14	0.07	10,767,100
October 2006	0.09	0.06	9,314,100
September 2006	0.16	0.08	2,170,300

Period	High	Low	Volume
Quarter Ended
December 31, 2006	0.14	0.06	25,423,200
September 30, 2006	0.19	0.08	3,347,500
June 30, 2006	0.21	0.13	11,259,700
March 31, 2006	0.24	0.01	10,178,300
December 31, 2005	0.17	0.07	5,350,700
September 30, 2005	0.25	0.02	7,831,500
June 30, 2005	0.32	0.05	4,723,600
March 31, 2005	0.48	0.29	3,588,900

Period	High	Low	Volume
Fiscal Year Ended
December 2006	0.21	0.01	50,208,700
December 2005	0.48	0.02	21,494,700
December 2004	0.78	0.29	10,352,942
December 2003	0.84	0.20	11,209,588
December 2002	0.45	0.29	9,339,003

Notes:

(1)	Traded on the New York Stock Exchange until November 23, 2001 and commenced trading on the OTC-BB on November 29, 2001.

(2)	All prices and volumes have been adjusted to reflect the one for ten consolidation in May 2000. Prices are in U.S. dollars.

Item 10. Additional Information
Share Capital
     Not applicable.
Memorandum and Articles of Incorporation
     Campbell was incorporated in June 1950 under the laws of British Columbia. On September 8, 1982, Campbell was continued under the CBCA and on June 8, 1983, in connection with an amalgamation of three other companies, the name of Campbell was changed from GM Resources Limited to Campbell Resources Inc. On August 9, 1999, Campbell filed Restated Articles of Incorporation. These restated Articles were filed as Exhibit 4(a) to the Company’s Registration Statement on Form S-8 (Registration No. 333-93063), which is hereby incorporated by reference.
     Pursuant to the CBCA, the Company’s Articles as amended include its corporate name, the place in Canada where its registered office is located, its minimum and maximum number of directors and the authorized share capital of the Company consisting of an unlimited number of common shares and an unlimited number of preferred shares. There are only common shares outstanding. There are no restrictions on the business that the Company may carry on. The Company’s general by law, By-Law No. 1, as amended and as in effect on the date hereof, was filed as Exhibit 3.12 to the Company’s Annual Report on Form 10K for the year ended December 31, 1987, which is hereby incorporated by reference.
     By Articles of Amendment dated May 19, 2000 and filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K dated May 19, 2000, which is hereby incorporated by reference, the common shares of the Company were consolidated (reverse split) on the basis of one post consolidation common share for every ten pre-consolidation common shares. By Articles of Arrangement effective June 30, 2001, the Company completed its merger with GéoNova. These Articles of Arrangement were filed as Exhibit 3.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001, which is hereby incorporated by reference.
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
     There is no provision in the Company’s Articles or By-laws that a director be required to hold a share in the capital of the Company as a qualification for his office, but he must be qualified to become or act as a director as required by the CBCA. The CBCA provides that no person is qualified to act as a director if that person is less than 18 years of age; is a person who has been found to be a person of unsound mind by a court in Canada; a person who is not an individual; or is a person who has the status of bankrupt.

     The CBCA provides that a director of a Company may be removed if the shareholders by ordinary resolution at a special meeting vote to remove a director or directors from office.
Meetings
     The CBCA provides that the Company must hold an annual meeting of its shareholders not later than 15 months after holding the last preceding annual meeting but no later than 6 months after the end of the Company’s preceding financial year. The Company must give notice of any meeting to its shareholders entitled to receive notice not more than 60 days prior to and not less than 21 days before the date of meeting. The CBCA requires the directors of a company to provide with the notice of a general meeting a form of proxy for use by every member entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matters to be dealt with and the conduct of the meeting.
     Under the CBCA, the directors of the Company may call a meeting of shareholders and one or more shareholders holding not less than 5% of the issued voting shares of the Company may give notice to the directors requiring them to call and hold a meeting.
Limitations on Ownership of Securities
     Except as described below under Exchange Controls, there are no limitations on the right to own securities imposed by foreign law to the Company’s knowledge or by the Articles of the Company.
Change in Control of Company
     There are no provisions in the Company’s Articles or By-laws that would have the effect of delaying, deferring, or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring of the Company or its subsidiaries.
Material Contracts
     Royalty Agreement between Meston and Repadre dated April 23, 1993 as amended June 30, 2001, as described under Item 4 — Information on the Company.
     Merger Agreement dated May 7, 2001 between Campbell, MSV and GéoNova pursuant to which MSV and GéoNova became wholly-owned subsidiaries of the Company, as described under Item 4 — Information on the Company.
     Sale and Purchase Agreement dated November 10, 2004 between GéoNova and Metanor, as described under Item 4 — Information on the Company.
     Nuinsco Letter Agreement dated April 18, 2006, between Campbell and Nuinsco as described under Item 4.
     Operating Consulting Agreement dated May 1, 2006 between Campbell and Nuinsco as described under Item 4.
     Purchase and Sale Agreement dated February 26, 2007 between MSV, Campbell, Eastmain and Eastmain Mines Inc. as described under Item 4.

Exchange Controls
     Other than as provided in the Investment Canada Act (Canada) (the Investment Act), there are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends to non-resident holders of the Company’s securities. However, any such remittances of dividends paid to United States residents are subject to withholding tax at a rate equal to a maximum of 15% of the amount paid (see Item 10 — Taxation).
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
Taxation
     Certain Canadian Federal Income Tax Consequences
     The discussion under this heading summarises the material Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Company for a shareholder of the Company who is not resident in Canada but is resident in the United States and who will acquire and hold common shares of the Company as capital property for the purpose of the Tax Act. This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or who has a fixed tax base regularly available to him through which he or she performs independent personal services in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company’s understanding of the administrative practices of CCRA and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to March 15, 2005. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.
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
     Disposition of Common Shares
     Under the Tax Act, a taxpayer’s capital gain or capital loss from a disposition of common shares of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition. One-half of a capital gain (the “taxable capital gain”) is included in income, and one-half of a capital loss in a year (the “allowable capital less”) is deductible from taxable capital gains realized in the same year. The amount by which a shareholder’s allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the year or in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.
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
     Other Considerations
     In the following circumstance, the above discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of the Company’s common shares:
     Passive Foreign Investment Corporation
     Special rules are applicable to U.S. Holders owning shares in a passive foreign investment company (a “PFIC”). A foreign corporation will be classified as a PFIC if at least 75% of its gross income for the taxable year is passive income or if the value of assets held by it during the taxable year which produce passive income represents at least 50% of the value of its assets. In determining whether a foreign corporation is a PFIC, if the foreign corporation owns 25% or more (by value) of the stock of another corporation, the foreign corporation is treated as if it (i) held its proportionate share of the assets of such other corporation, and (ii) received directly its proportionate share of the income of such other corporation. In general, “passive income” includes the excess of gains over losses from certain commodities transactions, including transactions involving gold and other precious metals. However, gains from commodities transactions generally are excluded from the definition of passive income if (i) such gains are derived by a foreign corporation in the active conduct of a commodity business by an active producer, merchant or handler of commodities, and (ii) “substantially all” of such corporation’s business is as an active producer or processor of commodities (the “active commodities business exclusion”).
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
Subsidiary Information
     Information relating to the Company’s subsidiaries is described in — Information on the Company — particularly under “Organizational Structure” in Item 4 and in “Exhibit 8.1” hereof.
Item 11. Quantitative and Qualitative Disclosures about Market Risk
     See the notes to the consolidated financial statements in Item 17 and “Management’s Discussion and Analysis” in Item 5 for additional information.
Gold Risk Disclosures
     The results of the Company’s operations are affected significantly by the market price of gold. See applicable disclosures in “Risk Factors” under Item 3. Gold prices are influenced by numerous factors over which the Company has no control, including expectations with respect to the rate of inflation, the relative strength of the United States dollar and certain other currencies, interest rates, global or regional political or economic crises, demand for jewellery and certain industrial products, and sales by central banks, other holders of gold and gold producers.
Foreign Currency Risk Disclosures
     The Company’s reporting currency is Canadian dollars. The sales price of gold (represents approximately 82% of total metal sales) and copper (represents approximately 18% of total metal sales) is denominated in United States dollars. The Company’s Joe Mann Mine and Copper Rand Mine are in Canada and their future profitability are impacted by fluctuations in the United States dollar relative to the Canadian dollar. To reduce the impact of the fluctuations in the relative exchange rates on the Company’s operations the Company may enter into fixed forward contracts to sell United States dollars and buy Canadian dollars. At December 31, 2006 the Company had no forward contracts to sell United States dollars. (See under heading “Currency And Metric Equivalents”)
Other Financial Instrument Risk Disclosures
     In 2004, a subsidiary of the Company entered in an ECU financing of $4,000,000 with RMB, guaranteed by a first-ranking hypothec on the Corner Bay, Eastmain and Joe Mann properties, and a floating charge on all other Company assets. The Company repaid the $4 million loan granted by RMB on September 29, 2006 with the proceeds of its financings in 2006.
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
Item 13. Defaults, Dividend Arrearages and Delinquencies
Credit facility with Investissement Québec
     On June 30, 2005, capital and interests in the amount of $832,917 became payable and remains due. As at March 30, 2007, the total amount of capital and interest of $14,591,371 remains due and new terms of reimbursement are to be negociated between MSV and Investissement Québec pursuant to the Plan of Arrangement under the CCAA.
Convertible debentures
     On July 1, 2005, capital and interest in the amount of $342,701 became payable and remains due. As at December 31, 2006, the total amount of capital and interest due of $940,915 is covered as a pre-petition liability under the Plan of Arrangement pursuant to the CCAA proceedings.

CCAA Procedures
     On June 30, 2005 the Company and its subsidiaries filed for protection under CCAA and were granted an initial order requiring the presentation of plans the Plan of Arrangement. Under the law, actions by creditors to collect indebtedness owed by the Company prior to June 30, 2005 (pre-petition) are stayed and certain other pre-petition contractual obligations may not be enforced against the Company.
     On June 8, 2006, the Company filed the Plan of Arrangement. On June 26, 2006 the Plan of Arrangement was approved at a meeting of creditors of the Company and its subsidiaries, and on June 27, 2006, the Superior Court of Québec sanctioned the Plan of Arrangement. On February 27, 2007, the Monitor under the CCAA issued a Certificate of Execution with respect to the plan of arrangement of Campbell confirming that it has executed all of its obligations pursuant to its plan of arrangement with its creditors. The Company also remitted to the Monitor all amounts required for the payment in full of the claims made by the creditors of GéoNova. The court subsequently granted extensions of the CCAA protection to June 15, 2007 for subsidiaries MSV and Meston.
Item 14. Material Modifications to the Right of Security Holders and Use of Proceeds — None
Item 15. Controls and Procedures
     As of December 31, 2006, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109 and in Rule 13a-15 of 15d-15 under the Securities Exchange Act of 1934 as amended.
     At the time of the filing of the Annual Report on Form 20-F for the year ended December 31, 2006, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures were effective for the purposes hereof. In connection with the preparation of its Form 20-F for the fiscal year ended December 31, 2006, the Company has identified certain internal control weaknesses relating to the reconciliation of its financial statements prepared in accordance with Canadian GAAP to US GAAP. Essentially the procedures used in prior years failed to detect certain calculation errors which resulted in an understatement of US GAAP net loss of $693,000 in 2005 and an overstatement of US GAAP net loss of $1,794,000 in 2004. The Company has corrected these errors and restated the US GAAP financial information for previously reported periods, as described in detail in Note 23 of its consolidated financial statements. The Company has adopted a number of measures to minimize the risk of such errors occurring in the future.
     Except as noted above, there have been no other changes in Campbell’s internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, Campbell’s internal control over financial reporting.
Item 16 A. Audit Committee Financial Expert
     Messrs. Clow, Galipeau and Pralle, all of whom are non-management and unrelated directors, currently comprise the Audit Committee. Mr. Pralle is Chairman of the Audit Committee. Messrs. Clow, Galipeau and Pralle satisfy the current requirements of the TSX, relating to the independence and the qualification of the members of the Audit Committee.

     Graham G. Clow obtained a B.Sc in Geological Engineering in 1972, and a B.Sc in Mining Engineering in 1974. He has 32 years experience in the mining industry at all levels from operations to corporate, including chief executive officer of public companies.
     René R. Galipeau, CGA, is the current Vice-Chairman and CEO of Nuinsco. He has been a Director of Nuinsco since 1993. A seasoned mining executive with 34 years experience, René Galipeau has held senior positions with a number of gold and base metal mining companies in Canada and the United States, most recently as Executive Vice-President and CFO for Breakwater Resources Ltd. Mr. Galipeau is also a director of several public and private companies.
     G.E. “Kurt” Pralle is a graduate in mining engineer (1958), a graduate metallurgical engineer (1959), and has post-graduate education in financial and credit assessment. He has 20 years of experience as Vice President of Citibank with Specialized (mining/metals) Industries credit authority, and has been a director of mining companies.
     The Board of Directors of Campbell has determined that Mr. Pralle qualifies as an “audit committee financial expert”.
     The Audit Committee meets on a quarterly basis and holds special meetings as circumstances require. All three members attended the five meetings of the Audit Committee held during the last fiscal year, with the exception of Graham G. Clow, who was absent for one (1) meeting and James C. McCartney, a former member of the Audit Committee who resigned as of the effective date of July 1, 2006, who was absent for one (1) meeting.
Item 16 B. Code Of Ethics
     As part of its stewardship responsibilities, the Board of Directors has approved formal “Standards of Ethical Conduct” that govern the behaviour of the directors, officers and employees of the Company. The Board monitors compliance with these standards and is responsible for the granting of any waivers from these standards to directors or officers. Disclosure will be made by the Company of any waiver from these standards granted to the directors or officers of the Company in the quarterly report of the Company that immediately follows the grant of such waiver. No waiver has been granted to date. A copy of the “Standards of Ethical Conduct” was filed as Exhibit 11.1 to the 2003 Annual Report on Form 20-F.
Item 16 C. Principal Accountant Fees And Services
(a)	Audit Fees
     The aggregate fees billed for professional services rendered by Deloitte & Touche LLP, the principal accountant for the Company, for the audit of the Company’s annual financial statements and services normally provided by such accountants in connection with the Company’s statutory and regulatory filings for the Company’s fiscal year ended December 31, 2006, were $421,430 (2005 — $205,774).
(b)	Audit-Related Fees
     There were no fees billed for assurance and related services by Deloitte & Touche LLP that are reasonably related to the performance of the audit or review of the Company’s financial statements for the Company’s fiscal year ended December 31, 2006 (2005 — $nil).

(c)	Tax Fees
     There were no fees billed for products and services rendered by Deloitte & Touche LLP for tax compliance, tax advice and tax planning for the Company’s fiscal ended December 31, 2006 (2005 — $nil).
(d)	All Other Fees
     There were no fees billed for professional services rendered by Deloitte & Touche LLP other than the fees reported in this Item 16C above for the Company’s fiscal year ended December 31, 2006 (2005 — $nil).
(e)	Audit Committee’s Pre-Approval Policies
     The Audit Committee approves the engagement terms for all audit and non-audit services to be provided by the Company’s accountants before such services are provided to the Company or any of its subsidiaries.
     The Audit Committee approved one hundred percent (100%) of the services provided to the Company and its subsidiaries described in Items 16C (a) through 16C (d) above.
(f)	Auditors Use of Non-Permanent Employees
     None of the hours expended by Deloitte & Touche LLP on its engagement to audit the Company’s financial statements for the fiscal year ended December 31, 2006, were performed by persons other than fulltime permanent employees of Deloitte & Touche LLP.
Interest of Auditors
     Deloitte & Touche LLP are the Independent Registered Chartered Accountants of the Company and are independent within the meaning of the Code of Ethics of the Ordre des comptables _grees du Québec, and of the Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).
Item 16 D. Exemptions From The Listing Standards For Audit Committees — None
Item 16 E. Purchases Of Equity Securities By The Issuer And Affiliated Purchasers — None
PART III
Item 17. Financial Statements
     The Company has elected to comply with the financial statement requirement of this Item rather than Item 18. The financial statements filed as part of this Annual Report are listed in “Item 19 —Exhibits”.
     These financial statements were prepared in accordance with generally accepted accounting principles in Canada and are expressed in Canadian dollars. Such financial statements have been reconciled to US generally accepted accounting principles in Note 23. For a history of the exchange rates which were in effect for Canadian dollars against U.S. dollars, see “Currency and Metric Equivalents”.
Item 18. Not applicable

Consolidated financial statements of
CAMPBELL RESOURCES INC.
December 31, 2006, 2005 and 2004

CAMPBELL RESOURCES INC.
Table of contents

Auditors’ report	99-100

Consolidated statements of operations	101

Consolidated statements of contributed surplus and deficit	102

Consolidated balance sheets	103

Consolidated statements of cash flows	104-105

Notes to the consolidated financial statements	106-147

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-5239
Fax: 514-390-4113
www.deloitte.ca
Report of Independent Registered Chartered Accountants
To the Board of Directors and the Shareholders of Campbell Resources Inc.
We have audited the accompanying consolidated balance sheets of Campbell Resources Inc. and subsidiaries (the “Company”) as at December 31, 2006 and 2005 and the related consolidated statements of operations, contributed surplus and deficit and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.
The consolidated financial statements for the years ended December 31, 2005 and 2004 have been restated with respect to Note 23, differences between Canadian and United States generally accepted accounting principles.
On March 16, 2007, except for Note 23 which is as of March 30, 2007, we reported separately to the Shareholders of Campbell Resources Inc. on our audit, conducted in accordance with Canadian generally accepted auditing standards, of financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles but which did not include Note 23, Differences between Canadian and United States generally accepted accounting principles.
The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
(s) Deloitte & Touche LLP
Independent Registered Chartered Accountants
Montreal, Quebec
March 16, 2007, except for Notes 23 and 24 which are as at March 30, 2007

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and the Shareholders of Campbell Resources Inc dated March 16, 2007, except for Notes 23 and 24 which are as of March 30, 2007 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.
(s) Deloitte & Touche LLP
Independent Registered Chartered Accountants
Montreal, Quebec
March 16, 2007, except for Notes 23 and 24 which are as of March 30, 2007

CAMPBELL RESOURCES INC.
Consolidated statements of operations
years ended December 31
(expressed in thousands of Canadian dollars except per share amounts)

	2006	2005	2004

	$	$	$
Gross metal sales	11,925	19,915	21,833
Treatment charges	1,006	1,641	1,372

Net metal sales	10,919	18,274	20,461

Expenses
Mining	13,897	16,346	20,853
Amortization of property, plant and equipment	2,743	4,675	4,802
Write-down of properties (Note 9)	25,001	18,512	1,750
General administration	2,945	2,716	2,255
Stock-based compensation (Note 14)	496	—	269
CCAA and reorganisation costs	6,511	972	—
Exploration	(159)	854	705
Care and maintenance	146	345	365

	51,580	44,420	30,999

Loss before the following items	40,661	26,146	10,538

Interest on short-term loan (Note 11)	501	392	10
Interest expense on long-term debt (Note 15)	692	770	405
Interest income	(173)	(900)	(1,702)
Amortization of deferred charges related to the sale of royalty (Note 6)	—	1,851	264

Loss from operations	41,681	28,259	9,515

Other (income) expense	31	(334)	(47)
Foreign exchange loss (gain) Other income (Note 16)	(552)	(3,577)	(797)

	(521)	(3,911)	(844)

Loss before taxes and non-controlling interest	41,160	24,348	8,671

Income and mining tax expense (recovery) (Note 17)	35	82	(455)

	41,195	24,430	8,216

Non-controlling interest	—	—	(24)

Net loss	41,195	24,430	8,192

Weighted average number of common shares (‘000)	150,562	107,925	96,482

Basic and fully diluted loss per share	0.27	0.23	0.08

See notes to the consolidated financial statements.

CAMPBELL RESOURCES INC.
Consolidated statements of contributed surplus and deficit
years ended December 31
(expressed in thousands of Canadian dollars)

	2006	2005	2004

	$	$	$
Contributed surplus

Balance, beginning of year	1,404	1,101	1,081
Options expired and cancelled during the year (Note 14d)	132	303	20
Conversion rights expired during the year (Note 14d)	460	—	—

Balance, end of year	1,996	1,404	1,101

Deficit

Balance, beginning of year	43,630	19,200	11,008

Net loss	41,195	24,430	8,192

Balance, end of year	84,825	43,630	19,200

See notes to the consolidated financial statements.

CAMPBELL RESOURCES INC.
Consolidated balance sheets
as at December 31
(expressed in thousands of Canadian dollars)

	2006	2005

	$	$
Assets
Current assets
Cash and cash equivalents	1,964	1,772
Short-term investments	792	125
Restricted deposits and exchange agreements (Note 8)	50,000	—
Receivables	1,591	1,654
Settlements receivable	5,413	8,374
Production inventories	401	67
Supply inventories	3,844	3,330
Prepaids	1,194	877

	65,199	16,199
Amount receivable from Copper Rand/Portage Restoration Fiduciary Trust (Note 7)	2,826	3,012
Restricted cash (Notes 5 and 12c)	3,942	350
Restricted deposits and exchange agreements (Note 8)	—	49,723
Future income tax assets (Note 17)	1,484	1,324
Property, plant and equipment (Note 9)	37,135	59,955
Accrued benefit asset (Note 21)	4,427	3,897
Deferred charges and other assets (Note 10)	129	183

	115,142	134,643

Liabilities
Current liabilities
Short-term loan (Note 11)	3,891	6,606
Accounts payable	13,973	13,563
Accrued liabilities	5,475	3,695
Current portion of long-term debt (Note 13)	65,287	18,037

	88,626	41,901

Asset retirement obligations (Note 12)	7,804	7,738
Long-term debt (Note 13)	70	49,745
Future income tax liabilities (Note 17)	6,636	4,756

	103,136	104,140

Commitments and contingencies (Note 19)

Shareholders’ equity
Capital stock (Note 14)	85,572	69,958
Warrants, stock options and conversion rights (Note 14)	9,263	2,771
Contributed surplus	1,996	1,404
Deficit	(84,825)	(43,630)

	12,006	30,503

	115,142	134,643

See notes to the consolidated financial statements.
Approved on behalf of the Board
(s) André Y. Fortier                                 André Y. Fortier
(s) G. E. “Kurt” Pralle                               G. E. “Kurt” Pralle

CAMPBELL RESOURCES INC.
Consolidated statements of cash flows
years ended December 31
(expressed in thousands of Canadian dollars)

	2006	2005	2004

	$	$	$
Operating activities
Net loss	(41,195)	(24,430)	(8,192)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities Amortization	2,743	4,675	4,802
Write-down of the properties (Note 9)	25,001	18,512	1,750
Deferred royalty amortization	—	(2,860)	(2,597)
Future income tax related to flow-through share renunciation (Note 17)	—	—	(550)
Gain on sale of property, plant and equipment	(1)	(4)	(39)
Gain on repurchase of royalty (Notes 6 and 16)	—	(1,571)	—
Gain on sale of short-term investments (Note 16)	(262)	—	(374)
Asset retirement accretion expense, net of the share assumed by the Restoration Fiduciary Trust	252	258	273
Amortization of deferred charges and other assets	442	2,248	356
Amortization of conversion right on long-term debt	191	202	—
Unrealized foreign exchange loss	—	—	42
Accretion of short-term loan and long-term debt	—	—	101
Stock-based compensation (Note 14)	496	—	269
Deferred interest accrued on long-term debt	53	51	52
Non-controlling interest	—	—	(24)
Excess of amount paid over pension plan costs	(42)	(354)	(25)
Share purchase plan	—	12	56
Share bonus plan	—	—	48
Shares and warrants issued for payment of services	4,476	—	—
Other	(196)	(23)	12
Changes in non-cash working capital (Note 18a)	2,263	2,536	5,233

Cash (used for) provided by operating activities	(5,779)	(748)	1,193

Financing activities
(Decrease) increase in short-term loan	(2,715)	3,920	2,686
(Decrease) increase in long-term debt	(3 944)	(8)	8,834
Issuance of capital stock (Note 14)	16,435	25	8,748
Future mining taxes	1,748	51	1,466
Share issue costs (Note 14)	(1,478)	(3)	(689)
Conversion rights on long-term debt	—	—	460
Warrants issued as part of placements (Note 14)	2,262	—	1,996

Cash provided by financing activities	12,308	3,985	23,501

CAMPBELL RESOURCES INC.
Consolidated statements of cash flows (continued)
years ended December 31
(expressed in thousands of Canadian dollars)

	2006	2005	2004

	$	$	$
Investing activities
Restricted cash	(2,784)	—	(116)
Notes receivable (Note 6)	—	—	590
Acquisition of short-term investments	(12)	—	—
Investment in shares (Note 16)	515	—	—
Increase in property, plant and equipment	(4,674)	(2,696)	(28,053)
Proceeds on sale of short-term investments	363	—	796
Proceeds on sale of property, plant and equipment	515	40	50
Amount paid in excess of the pension plan costs capitalized to property, plant and equipment	(260)	—	(951)
Increase in deferred charges and other assets	—	—	(571)

Cash used in investing activities	(6,337)	(2,656)	(28,255)

Increase (decrease) in cash and cash equivalents	192	581	(3,561)
Cash and cash equivalents, beginning of year	1,772	1,191	4,752

Cash and cash equivalents, end of year	1,964	1,772	1,191

See notes to the consolidated financial statements.
Supplementary information (Note 18b))

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
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
2. Going concern
On June 30th 2005, Campbell Resources Inc. (“Campbell”) and its subsidiaries — MSV Resources Inc. (“MSV”), Meston Resources Inc. (“Meston”) and GéoNova Explorations Inc. (“GéoNova”), announced that the Superior Court of Québec (Commercial Division) has granted an initial order under the Companies’ Creditors Arrangement Act (“CCAA”).
Initial difficulties in the start-up of the Copper Rand mine and a shortage of capital have combined to create a situation where the operations could not generate enough cash to allow the Company to carry on without a financial restructuring under the Act. Difficulties encountered at Copper Rand included unstable ground conditions in the development of a critical ventilation raise, reduced ore and waste hoisting capacity during repairs to a section of the shaft, and, more importantly, mine equipment problems. These difficulties have resulted in development of stopes and workplaces below planned levels and, consequently, lower levels of production.
Under the law, actions by creditors to collect indebtedness owed by the Company prior to June 30, 2005 (pre-petition) are stayed and certain other pre-petition contractual obligations may not be enforced against the Company.
Pre-petition accounts payable and accrued liabilities total $12,167,385 as at December 31, 2006 ($11,782,646 as at December 31, 2005), $9,952,960 of which are subject to final settlement under the plans of arrangement ($9,568,221 as at December 31, 2005). Pre-petition long-term debts total $15,265,741 as at December 31, 2006 ($18,215,587 as at December 31, 2005), $940,915 of which are subject to final settlement under the plans of arrangement ($888,915 as at December 31, 2005).
Specifically, Campbell has and expects to continue exploring, developing, mining and processing precious and base metals, paying vendors for inventory, parts and services received during the reorganization process and providing employees with uninterrupted wages, healthcare coverage, vacation and sick leave.
On June 27, 2006, the Superior Court of Québec sanctioned the plans of arrangement that had previously been approved at a meeting of creditors of the Company and its subsidiaries, held on June 26, 2006.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
2. Going concern (continued)
In order to achieve its plans of arrangement, financial restructuring and reorganization, the Company has completed three equity financings (Note 14), initiated and completed various business transactions, including the sale of exploration and mining properties (Note 9), and entered into an Operating Consulting Agreement with Nuinsco Resources Limited (“Nuinsco”).
The net proceeds of the equity financing of $16,619,000 (Note 14), was used to repay the Exchangeable Capital Units of $4,000,000 (Note 13), fund further development at the Copper Rand mine, finance development of the Corner Bay deposit and for general working capital.
Under the Operating Consulting Agreement, Nuinsco provides consulting services for the Company’s development and mining activities, including development to increase production at the Copper Rand mine, development of the Corner Bay deposit and mining plan at the Joe Mann mine. For their services, Nuinsco has or will receive (Note 14):
-	2 million common shares of the Company upon commencement of the provision of services;

-	1 million common shares of the Company upon completion of the equity financing; and

-	$25,000 plus 200,000 common shares of the Company per month, in advance (up to a maximum of 4 million common shares).
Nuinsco will facilitate the access to a non-recourse project loan in an amount of up to $4 million and/or other financing sufficient to develop and bring the Corner Bay deposit into commercial production. Nuinsco shall be entitled to a 50% interest in the Corner Bay property.
Also, in consideration of Nuinsco assisting the Company in obtaining funding to complete its reorganization and upon closing of the equity financing, Nuinsco has received share purchase warrants (Note 14) of the Company equal to 20% of the number of outstanding common shares after the equity funding.
On February 27, 2007, the Monitor has presented a Certificate of Execution with respect to the Plan of Arrangement of Campbell confirming that it has executed all of its obligations pursuant to its Plan of Arrangement with its creditors. The amount of pre-petition liabilities for Campbell (non-consolidated) was $812,878 as at December 31, 2006. Campbell has also remitted to the Monitor all amounts required for the payment in full of the claims made by the creditors of GéoNova. The amount of pre-petition liabilities for GéoNova was $5,449 as at December 31, 2006. The court has granted an extension of the CCAA protection for MSV and Meston to June 15, 2007.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
2. Going concern (continued)
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. If the going concern basis is not appropriate, adjustments may be necessary in the carrying amounts and/or classification of assets and liabilities in these consolidated financial statements. While under the protection of the CCAA, the Company may sell or otherwise dispose of assets, and liquidate or settle liabilities for amounts other than those reflected in the consolidated financial statements. Additionally, the amounts reported on the consolidated balance sheets could materially change because of changes in business strategies and the effects of any proposed reorganization plan.
The Company’s continuation as a going concern is dependent upon, amongst other things, the continuing support of its lenders and shareholders, attaining a satisfactory revenue level, a return to profitable operations, the ability to obtain sufficient cash from operations and additional financing. These matters are dependent on a number of items outside of the Company’s control and there is uncertainty about the Company’s ability to successfully execute its plans.
Although management of the Company is confident that the implementation of the plans of arrangement and reorganization, including the ability to obtain additional financing, should enable the Company to continue as a going concern, because of the ongoing nature of the current proceedings, there can, however, be no assurance that such actions and plans described above will be sufficient to continue to operate as a going concern.
3. Summary of significant accounting policies
Preparation of consolidated financial statements
The consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain material respects with United States GAAP. Significant differences relevant to the Company are presented in Note 23.
Use of estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses during the period. Actual results could differ from estimates. During the fiscal periods presented, management has made a number of significant estimates and valuation assumptions, including estimates of the net realizable value of receivables and settlement receivables, inventories, the useful lives of property, plant and equipment, the recoverability of mining properties, the future costs associated with environmental and site restoration matters, the valuation of future income taxes, the valuation of warrants issued, stock-based compensation and employees’ future benefits and the fair value of financial assets and liabilities. These estimates and valuation assumptions are based on current information and management’s planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
3. Summary of significant accounting policies (continued)
Principles of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.
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
Investments
Short-term investments consist of investments in traded securities and are recorded at the lower of cost and net realizable value.
Property, plant and equipment
Mining properties represent the aggregate of acquisition costs, capitalized exploration and development costs and infrastructure investments. They are recorded at cost and are amortized on the unit-of-production method basis using proven and probable reserves to which they relate. Costs incurred to expand existing capacity, develop new ore bodies and develop property substantially in advance of production are capitalized.
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
Exploration expenditures, net of resource tax credits amounting to $181,000 ($29,000 in 2005) are charged to earnings in the period incurred except where these costs relate to specific properties for which economically recoverable reserves exist, in which case they are deferred. Significant property payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
3. Summary of significant accounting policies (continued)
Property, plant and equipment (continued)
Mining properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Conditions that may trigger an impairment assessment include changes in reserve estimates, commodity prices or estimated operating and reclamation and restoration costs. If estimated future net undiscounted cash flows expected to result from the use of the properties and their eventual disposal are less than the carrying amount, then these properties are written down to their estimated fair value amount determined on a discounted basis. Estimated future net discounted cash flows are based on current estimated reserves and current estimates of future commodity prices and operating and reclamation and restoration costs.
Deferred charges and other assets
Deferred charges and other assets are comprised primarily of the value of the shares issued to Nuinsco upon signature of the Operating Consulting Agreement and are amortized on a straight-line basis over the term of the agreement, which is from May 1, 2006 to April 30, 2007. In the previous years, they were comprised primarily of charges incurred in relation to the royalty sale (Note 6). These charges were amortized on a straight-line basis over a 10-year period. The fees related to the long-term debt and short-term loan were amortized on a straight-line basis over the financing period.
Stock-based compensation plans
The Company has two stock-based compensation plans: the Employee Incentive Plan and Directors’ Stock Option Plan (Note 14). Compensation expense for these plans is recognized when stock options are issued to directors or employees. Any consideration paid by employees and directors on exercise of these stock options is credited to share capital. No compensation expense for these plans was recognized prior to 2003 when stock options were granted to directors or employees.
Deferred royalty
The deferred royalty was considered deferred income and was amortized based on the number of tons extracted from the Joe Mann Mine multiplied by $35 per ton in 2005 and thereafter ($14 per ton in 2004 and $8 per ton in 2003). During 2005, the Company repurchased the deferred royalty (Note 6).
Asset retirement obligations
The Company recognizes the liability for an asset impairment that results from acquisition, construction, development or normal operations. The liability for an asset retirement is initially recorded at its fair value in the year in which it is incurred and when a reasonable estimate of fair value can be made. In subsequent years, the liability is adjusted for changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of the undiscounted cash flows. The accretion of the liability to its fair value as a result of the passage of time is charged to earnings.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
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
Revenue recognition
The Company recognizes metal revenue when title to delivered gold, silver or copper and the risks and rewards of ownership are passed to the buyer. Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded upon final settlement.
Earnings per share
Basic earnings per share are based on the weighted average number of shares outstanding during the year. The Company uses the treasury stock method to calculate diluted earnings per share.
Flow-through shares
Effective March 2004, the Company adopted the recommendation of the Emerging Issues Committee (“EIC”) 146 of the CICA, Flow-through shares. Under the terms of flow-through share agreements, tax attributed to the related expenditures is renounced to subscribers. This EIC requires the Company to recognize the foregone tax benefits at the date that the Company renounces the tax credits associated with the expenditure, provided there is reasonable assurance that the expenditures will be made. To recognize the foregone tax benefit to the Company, the carrying value of the shares issued in fiscal 2004 has been reduced by the tax effect of the tax benefits renounced to subscribers in the amount of $550,000 (see Note 17).

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
3. Summary of significant accounting policies (continued)
Employee future benefits
The Company accrues its obligations under Pension plans and the related costs, net of plan assets. Pension benefits earned by employees are actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Pension plan assets are valued at fair value for the purpose of calculating the expected return on plan assets. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of the active employees at the date of the plan amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.
Translation of foreign currency
Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet dates. Unrealized translation gains and losses are reflected in net loss.
Recent accounting changes
2006
Non-monetary transactions
The CICA issued Section 3831, non-monetary transaction. The main feature of this Section is a general requirement to measure an asset or liability exchanged or transferred in a non-monetary transaction at fair value, unchanged from the requirement in former Section 3830. However, an asset exchanged or transferred in a non-monetary transaction is measured at its carrying amount when:
•	the transaction lacks commercial substance;

•	the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;

•	neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or

•	the transaction is a non-monetary non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.
All non-monetary transactions that occurred during the year were measured at their fair value.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
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
Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would not normally be included in net earnings, such as:
•	changes in the currency translation adjustment relating to self-sustaining foreign operations

•	unrealized gains or losses on available for-sale investments
The CICA also made changes to Section 3250 of the CICA handbook, Surplus, and reissued it as Section 3251, Equity. The section is also effective for fiscal years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530, Comprehensive Income.
Adopting these sections on January 1, 2007 will require that the Company start reporting the following items in the financial statements:
•	comprehensive income and its components

•	accumulated comprehensive income and its components.
Stripping costs
In March 2006, the CICA issued EIC 160, Stripping Costs Incurred in the Production Phase of a Mining Operation. The EIC clarifies that stripping costs should be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. Capitalized stripping costs should be amortized in a rational and systematic manner over the reserves that directly benefit from the specific stripping activity, such as the unit of production method. The reserves used to amortize capitalized stripping costs will normally differ from those used to amortize the mineral property and related life-of-mine assets, as the stripping costs may only relate to a portion of the total reserves. EIC 160 should be applied to stripping costs incurred in fiscal years beginning on or after July 1, 2006, and may be applied retroactively. The impact of the adoption of this EIC is not expected to be material.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
3. Summary of significant accounting policies (continued)
Future accounting changes (continued)
Financial Instruments — Recognition and Measurement
The CICA issued Section 3855 of the CICA Handbook, Financial Instruments — Recognition and Measurement. The section is effective for fiscal years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.
This section requires that:
•	all financial assets be measured at fair value, with some exceptions like loans and investments that are classified as held-to-maturity;

•	all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying value; and

•	all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.
The impact of remeasuring our financial assets and liabilities on January 1, 2007 will be recognized in opening retained earnings and opening other comprehensive income as appropriate. We are determining the impact that these changes in accounting standards will have on our consolidated financial statements once adopted.
Hedges
The CICA recently issued Section 3865 of the CICA Handbook, Hedges. The section is effective for fiscal years beginning on or after October 1, 2006, and describes when and how hedge accounting can be used.
Hedging is an activity that may be used by a company to change an exposure to one or more risks by creating an offset between:
•	changes in the cash flows attributable to a hedged item and a hedging item, or

•	changes resulting from a risk exposure relating to a hedged item and a hedging item.
Hedge accounting makes sure that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of operations in the same period.
Management is evaluating the impact on the financial statements of adopting this section on January 1, 2007.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
4. Business acquisitions
On November 30, 2004, the Company acquired, for a consideration of $3,219,000, the minority held interest of 24% in the outstanding shares of Copper Rand Corporation (“CCR”), which then became a wholly-owned subsidiary and amalgamated with MSV Resources Inc. on December 31, 2004. This acquisition did not have a significant impact on the results of operations for the years ended December 31, 2006, 2005 and 2004 since CCR was and is still in the development stage. CCR is engaged in the development, mining and processing of precious and base metals. The Company recorded these transactions using the acquisition method which is summarized as follows:

	2006	2005	2004
	$	$	$
Assets acquired
Property, plant and equipment	—	—	(2,501)

	—	—	(2,501)

Liabilities assumed
Non controlling interest	—	—	5,721

Fair value of net assets acquired	—	—	3,220

Consideration
Issuance of common shares (a)	—	—	3,219
Acquisition costs	—	—	1

	—	—	3,220

(a)	The value of $3,219,000 for the 5,853,660 shares issued as consideration for the November 2004 acquisition of the 24% tranche in CCR was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms were agreed to by the parties.
5. Restricted cash

	2006	2005
	$	$
Deposit to the Ministère des Ressources Naturelles as guarantee for restoration work (Note 12c)	1,158	350
In trust deposit for the settlement of creditors in accordance with the plans of arrangement	2,784	—

	3,942	350

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
6. Notes receivable and deferred royalty
In previous years, the Company executed royalty sales to be paid on the future production of the Joe Mann properties for an aggregate amount of $32,400,000.
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
In 2005, the unitholders exercised their right and the Company repurchased the deferred royalty for a total lump sum of $5,900,000. This deferred royalty amounted to $24,908,000 at the time of the repurchase and the Company therefore recorded a gain of $19,008,000. However, given the uncertainty regarding the collection of the notes receivable from the unitholders, the Company has recorded an allowance for doubtful account equal to the remaining portion of the amount, which stood at $17,437,000 at the repurchase date. The net impact resulting from the repurchase of the deferred royalty aggregates $1,571,000 and was included in other income in 2005 (Note 16). The Company intends to take legal action to recover the entire amount.
7. Amount receivable from Copper Rand/Portage Restoration Fiduciary Trust
The Company through its subsidiary, MSV Resources Inc. (“MSV”), has access to an environmental fund, the Copper Rand/Portage Restoration Fiduciary Trust, totalling approximately $4,400,000 ($4,100,000 in 2005 and $4,400,000 in 2004). This fund, to the exception of a $1,163,000 Canadian bond posted as a guarantee for the Copper Rand Mine restoration obligation, is held in trust by a trust company, Computershare of Canada, for the rehabilitation and restoration of sites acquired in 1993 by MSV from Westminer Canada Limited (“Westminer”); the sites are Copper Rand, Portage, Jaculet and Copper Cliff. At the time it was created, this fund was not recorded, as it had been provided by Westminer and could only be used by the Company for the restoration of these sites.
Given that the subsidiary, MSV, has a legal obligation to undertake future rehabilitation work on these sites, and since MSV has access to this fund, the Company recorded the asset retirement obligations, in accordance with the provisions of Section 3110 of the CICA Handbook and also recorded a receivable equal to this provision from this fund, without exceeding the amounts available in the fund. As at December 31, 2006, the asset retirement obligations total $2,826,000 ($3,012,000 in 2005).
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

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
8. Restricted deposits and Exchange Agreements
As described in Note 13a), the Company, in 1991, entered into a series of Exchange Agreements and made deposits with an international bank to secure all principal and interest payments associated with the Guaranteed Subordinate Debentures and Notes and Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares. These deposits expire in January 2007 and earn interest at Canadian Bankers’ Acceptance rates. The deposits and the Exchange Agreements were irrevocably assigned to secure all payments due to investors.
Interest accumulates on the restricted deposits and the Exchange Agreements over the term of the financing arrangement to attain $50,000,000, which is the amount due at the end of the financing arrangement.
In January 2007, the restricted deposits and the Exchange Agreements matured and the proceeds were used to repay in full the Guaranteed Subordinate Debentures and the Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares.
9. Property, plant and equipment

	2006
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Property, plant and equipment
Road	730	730	—
Plant	7,892	6,593	1,299
Mining, exploration and milling equipment	38,043	28,978	9,065
Office furniture and computer equipment	1,386	1,312	74

	48,051	37,613	10,438

Mining properties
Joe Mann property	116,727	116,727	—
Copper Rand property	21,671	—	21,671
Exploration properties(1)	5,026	—	5,026

	143,424	116,727	26,697

	191,475	154,340	37,135

(1)	In 2006, the Discovery property was sold for proceeds of $500,000 in cash and $1,000,000 in shares of the purchaser. No gain or loss was realized on the sale, since the property had been written down in 2005 to its net realizable value.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
9. Property, plant and equipment (continued)

	2005
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Property, plant and equipment
Road	730	730	—
Plant	7,466	5,909	1,557
Mining, exploration and milling equipment	36,764	17,626	19,138
Office furniture and computer equipment	1,388	1,155	233

	46,348	25,420	20,928

Mining properties
Joe Mann property	116,727	115,633	1,094
Copper Rand property	31,793	—	31,793
Exploration properties	6,140	—	6,140

	154,660	115,633	39,027

	201,008	141,053	59,955

In 2006, the Company wrote down by an amount of $1,253,000 its mining interest in the Joe Mann property based on an assets impairment analysis, which was required following the production problems encountered in 2006 and the near depletion of the property.
In 2006, the Company continued to capitalize the operating costs of the Copper Rand mine, which were offsetted by $12,112,000 of net revenue. As at December 31, 2006, the Company also wrote down by an amount of $23,748,000 its mining interest in the Copper Rand property based on an assets impairment analysis, which was required following the development problems encountered in 2006, the development still required to achieve commercial production and the additional costs and delays caused by the rock fall that occurred in February 2007. Of the $23,748,000 write-down, $14,449,000 was recorded against the value of the mining property and $9,299,000 was recorded against mining, exploration and milling equipment.
In 2005, commercial production level not having been reached, the Company capitalized to mining property the operating costs of the Copper Rand mine, which were offsetted by net revenue of $14,056,000. The Company wrote down by an amount of $16,702,000 its mining interest in the Copper Rand property based on an assets impairment analysis, which was required following the development problems encountered in 2004 and 2005 and the reassessment of the additional development required to enable the company to reach commercial production level.
In 2005, the Company wrote down by an amount of $1,810,000 its mining interests in the Discovery project following its intention to sell the property in early 2006.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
10. Deferred charges and other assets

	2006
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Fees related to the Operating Consulting Agreement	388	259	129
Fees related to the long-term debt	455	455	—

	843	714	129

	2005
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Fees related to the sale of the royalty	2,486	2,486	—
Fees related to the long-term debt	455	272	183
Fees related to the short-term loan	200	200	—

	3,141	2,958	183

11. Short-term loan
The US$7,000,000 In-Process Working Capital Facility is bearing interest at the LIBOR rate plus 4% per annum and is secured by the settlements receivable. The credit facility expired on December 31, 2006 and the outstanding balance of US$3,339,000 will be reimbursed gradually until April 2007 at each settlement date of the settlements receivable.
12. Asset retirement obligations
The Company’s mining and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect its employees, the general public and the environment.
The Company has recorded its asset retirement obligations of the mining sites based on management’s best estimate of these costs. Such estimates are, however, subject to change based on modifications in laws and regulations or as new information becomes available.
a) Change in obligation
The following tables set forth the evolution of the asset retirement obligations for the years ended December 31, 2006, 2005 and 2004.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
12. Asset retirement obligations (continued)

			Adjusted
	Balance at	Accretion	or	Balance at
	beginning	expense	(incurred)	end
	$	$	$	$
2006
Campbell Mill	2,778	165	(1)	2,942
Joe Mann Mine	829	50	(29)	850
Eastmain Mine	1,027	61	—	1,088
Cedar bay Mine	29	2	—	31
Corner Bay project	20	1	—	21
Henderson I and II	43	3	—	46
Copper Rand Mine	2,882	173	(373)	2,682
Portage, Jaculet and
Copper Cliff Mines	130	8	6	144

	7,738	463	(397)	7,804

2005
Campbell Mill	2,622	157	(1)	2,778
Joe Mann Mine	786	47	(4)	829
Eastmain Mine	968	58	1	1,027
Cedar bay Mine	29	—	—	29
Corner Bay project	19	1	—	20
Henderson I and II	44	2	(3)	43
Copper Rand Mine	2,722	162	(2)	2,882
Portage, Jaculet and
Copper Cliff Mines	131	5	(6)	130

	7,321	432	(15)	7,738

2004
Campbell Mill	2,502	150	(30)	2,622
Joe Mann Mine	645	39	102	786
Eastmain Mine	952	57	(41)	968
Cedar bay Mine	28	1	—	29
Corner Bay project	18	1	—	19
Henderson I and II	50	2	(8)	44
Copper Rand Mine	2,771	165	(214)	2,722
Portage, Jaculet and
Copper Cliff Mines	146	8	(23)	131

	7,112	423	(214)	7,321

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
12. Asset retirement obligations (continued)
     b) Information used in the calculation of the asset retirement obligations
The Company is using a credit adjusted risk free rate of 6%. The following table sets forth the assumptions used in the calculation of the obligations for the year ended December 31, 2006:

	Total estimated	Discount
	cash flow	periods
	$	years
Campbell Mill	4,172	17
Joe Mann Mine	836	5
Eastmain Mine	1,166	6
Cedar Bay Mine	28	2
Corner Bay project	21	3
Henderson I and II	43	2
Copper Rand Mine	3,135	11
Portage, Jaculet and
Copper cliff Mines	132	2

	9,533

     c) The fair value of the assets
The asset retirement obligations for Copper Rand, Portage, Jaculet and Copper Cliff Mines are assumed by the Copper Rand/Portage Restoration Fiduciary Trust (Note 7). Furthermore, at December 31, 2006, the Company had posted security deposits of $350,000 for the Joe Mann Mine and $808,000 for the Campbell Mill.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
13. Long-term debt

	2006	2005
	$	$
Guaranteed Subordinated Debentures, bearing interest at varying rates (effective average rate of 6.11% in 2006 and 5.16% in 2005), repayable at maturity in January 2007 (a)	38,000	38,000

Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares of a subsidiary (50 shares), with a nominal value of $12,000,000 (a)	12,000	11,723

	50,000	49,723
Exchangeable Capital Units facility agreement bearing interest at an average of LIBOR plus 3.5% per annum, interest payable quarterly, secured by collateral security and which matured on November 2nd, 2006 (b)	—	3,809

Credit facility including $1,394,925 in accrued interest, ($396,772 in 2005) secured by a first-ranking encumbrance on the assets of the Copper Rand Mine, bearing interest at the average prime rate of six Canadian banks plus 1.5%, repayable from June 30, 2005 in quarterly instalments, maturing March 2009 (c)	14,325	13,326

Convertible Debentures with interest accrued thereon of $291,000 ($238,000 in 2005) (d)	941	888

Other	91	36

	65,357	67,782

Current portion	65,287	18,037

	70	49,745

As a result of the going concern discussed in Note 2, all of the long-term debts were classified as current liabilities as at December 31, 2006 and 2005, since the Company was in default of the repayment terms and covenants, to the exception of other debts for which the Company is not in default and the Guaranteed Subordinated Debentures and Guaranteed Non-Cumulative, Redeemable Retractable Preferred Shares which were only classified as current liabilities in 2006, since they are maturing in 2007.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
13. Long-term debt (continued)
a)	In 1991, a subsidiary of the Company entered into a financing arrangement (“Arrangement”) whereby it issued to a group of Canadian financial institutions $38,000,000 of Guaranteed Subordinate Debentures and Notes (“Debentures”) and $12,000,000 of Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares (“Preferred Shares”). The Debentures are guaranteed by a series of restricted deposit and Exchange Agreements (Note 8), subordinate to all existing non-tradable debt and future senior debt, and cannot be prepaid. The Preferred Shares are redeemable at any time at an amount of $240,000 per Preferred Share, rank equally and pari passu with the common shares for dividends when declared, and are retractable in January 2007.
In order to secure the performance and repayment of the Debentures and Preferred Shares, the Company’s subsidiary entered into a series of Interest Rate and Currency Exchange Agreements, referred to as Exchange Agreements, with a major international bank. The Exchange Agreements provide for the conversion of one floating rate interest basis to another and for differences in the timing of payments so as to match the interest payment requirements under the Debentures, repayment of the Debentures upon maturity and retraction of the Preferred Shares. The Company’s subsidiary invested $29,850,000 in restricted deposits and $16,150,000 as an initial payment under the Exchange Agreements with the counterparty, all of which have been assigned to secure all payments due under the Exchange Agreements (Note 8). The deposits and Exchange Agreements were irrevocably assigned directly to and accepted by the investors.

The Preferred Shares have increased to their nominal value of $12,000,000 over the term of the financing period.

Under the term of the Exchange Agreements, the deposit will be drawn down to nil by January 2007. The Exchange Agreements provide for termination payments to be made to the subsidiary of the Company totalling $50,000,000 in January 2007.

In January 2007, the Debentures were reimbursed and the Preferred Shares redeemed.
b)	In 2004, a subsidiary of the Company entered into an Exchangeable Capital Units (“ECU”) financing agreement of $4,000,000 with RMB Resources Ltd. (“RMB”), guaranteed by a first-ranking hypothec on the Corner Bay, Eastmain and Joe Mann properties, and a floating charge on all other Company assets. The net proceeds were used to complete the development at the Copper Rand Mine and to increase working capital.
RMB had the possibility to convert into the Company’s common shares, a right that was not exercised by RMB and expired with the full reimbursement by the Company of the ECU on September 29, 2006. The value originally assigned to the conversion rights granted was estimated at $460,000 (Note 14d).

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
13. Long-term debt (continued)
c)	The interest of $998,153 in 2006 was capitalized to property, plant and equipment since the Copper Rand Mine was in development ($759,394 in 2005).

d)	The convertible debentures are unsecured, bear interest at 8% annually, plus an additional interest charge calculated as follows: 1% for every $1 million of unpaid capital multiplied by the net smelter return (“NSR”), which is reduced by $40 multiplied by the tonnage of ore produced by the Copper Rand Mine. This charge will be determined at the end of each year, beginning with the first repayment of capital. The first interest payment is due July 1, 2005, and quarterly thereafter. The debentures are repayable as to 20% of capital on July 1, 2005, as to 40% on July 1, 2006 and up to 40% on July 1, 2007, or are convertible into common shares at a price of $1.025 per share or up to a maximum of $1.64 based on an increase of the gold price above US$350.
14. Capital stock
a)	Authorized shares

Preference shares — unlimited, issuable in series, without par value

Common shares — unlimited
b)	Issued and outstanding shares

	2006		2005		2004
	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands)	$	(in thousands)	$	(in thousands)	$
Common shares
Balance, beginning of year	108,213	69,958	107,238	69,610	86,762	55,429

Issued
Private placements (1)	156,250	9,565	—	—	11,041	6,175
Rights offering (2)	69,966	4,417	—	—	—	—
For services (Note 2)	3,600	627	—	—	—	—
Conversion of convertible debentures	—	—	—	—	510	3,349
Flow through shares	—	—	—	—	2,690	1,224
Business acquisitions (Note 4)	—	—	—	—	5,854	3,219
Payment of debt	—	—	871	311	—	—
Exercise of warrants	7,500	900	—	—	—	—
Share purchase plan	—	—	104	37	306	166
Share Bonus Plan	—	—	—	—	75	48

Issued	345,529	85,467	108,213	69,958	107,238	69,610

To be issued
For services (Note 2)	1,000	105	—	—	—	—

Balance, end of year	346,529	85,572	108,213	69,958	107,238	69,610

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
14. Capital stock (continued)
     b) Issued and outstanding shares (continued)
(1)	On September 27, 2006, the Brokered Placement was completed, generating gross proceeds in cash of $10,000,000. This amount was allocated as follows: $8,750,000 to capital stock and $1,250,000 to warrants, stock options and conversion rights. Share issue costs of $1,355,839 were applied in reduction of capital stock.
On December 30, 2006, the Nuinsco Placement was completed, generating gross proceeds in cash of $2,500,000. This amount was allocated as follows: $2,187,500 to capital stock and $312,500 to warrants, stock options and conversion rights. Share issue costs of $16,659 were applied in reduction of capital stock.
(2)	On November 24, 2006, the rights offering was completed, generating gross proceeds in cash of $5,597,301. This amount was allocated as follows: $4,897,638 to capital stock and $699,663 to warrants, stock options and conversion rights. Share issue costs of $480,628 were applied in reduction of capital stock.
In 2004, an amount of $550,000 has been applied in reduction of the flow-through shares proceeds in order to reflect the tax effect of the tax benefits renounced in favour of the subscribers (nil in 2006 and 2005).
As part of the 2004 private placements and flow-through share financing, the Company incurred in 2005 issuance costs of $3,000 which was applied against Capital Stock issued in payment of debt ($689,000 in 2004).
     c) Employee Incentive Plan and Directors’ Stock Option Plan
The Employee Incentive Plan comprises a Share Option Plan, a Share Purchase Plan, a Share Bonus Plan and a Share Loan Plan. The Share Purchase Plan calls for Company contributions of an amount equal to 50% of the employee contributions, which can amount to a maximum of 5% of their basic annual salaries or wages. The common shares are issued on a quarterly basis at market value. In 2006, no common shares were issued under the Share Purchase Plan (in 2005, the Company issued a total of 103,724 common shares at an average current market price of $0.36 per share and 305,705 common shares at $0.54 for 2004).
Under the Share Bonus Plan, common shares can be issued to full-time salaried employees as a bonus in recognition of services as determined by the Compensation Committee or the Board of Directors. In 2006, no shares were issued (no shares were issued in 2005, 75,000 shares issued at a current market price of $0.64 per share in 2004).
The Share Loan Plan provides the Compensation Committee or the Board of Directors the discretion to make loans to full-time employees to enable them to acquire common shares in the Company. No loans are presently outstanding under this plan.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
14. Capital stock (continued)
     c) Employee Incentive Plan and Directors’ Stock Option Plan (continued)
Options granted under the Directors’ Stock Option Plan and Employee Share Option Plan having no vesting period expire no later than five years from the date on which they were granted and all current options expire on or before August 15, 2011. Changes in the share option plans are as follows:

	2006		2005		2004
		Weighted
		average		Weighted		Weighted
		exercise	exercise	average	exercise	average
	Options	price	Options	price	Options	price
	(in thousands)	$	(in thousands)	$	(in thousands)	$
Outstanding, beginning of year	2,135	0.61	2,270	0.62	1,700	0.66
Granted	4,950	0.15	—	—	645	0.64
Expired and cancelled (1)	(1,840)	0.46	(135)	0.74	(75)	1.64
Exercised	—	—	—	—	—	—
Outstanding, end of year	5,245	0.23	2,135	0.61	2,270	0.62

(1)	655,000 options initially accounted for as stock-based compensation expense, for an amount of approximately $132,000, were cancelled in 2006 and applied to contributed surplus (120,000 options for $45,000 in 2005 and 45,000 options for $20,000 in 2004).
     The following summarizes information about stock options outstanding at December 31, 2006:

Options outstanding and exercisable
		Weighted
		average	Weighted
Range of		remaining	average
exercise	Number	contractual	exercise
price	outstanding	life	price
$	(in thousands)	(years)	$
0.15	4,450	4.6	0.15
0.64 - 0.80	795	1.5	0.66

	5,245	4.2	0.23

The Black-Scholes model, used by the Company to calculate option values granted to employees and directors, was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions. This model also requires four highly subjective assumptions, including future stock price volatility and expected duration, which greatly affect the calculated values.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
14. Capital stock (continued)
     c) Employee Incentive Plan and Directors’ Stock Option Plan (continued)
The fair value of the options granted and the assumptions are as follows:

	2006		2005	2004
Fair value of each option	$0.10		—	$0.42
Stock-based compensation expense	$496		—	$269
Number of options	4,950		—	645

Assumptions

Risk-free interest rate	3.86%		—	3.68%
Expected return on share	nil		—	nil
Expected volatility	107%		—	78%
Expected duration	3	years	—	5	years
     d) Warrants, stock options and conversion rights
During the three-year period ended December 31, 2006, the Company entered into various capital stock issuances and rights offering, long-term and short-term debt financings and granted stock options as part of the Employee Incentive Plan and Directors’ Stock Option Plan. The value assigned to the warrants, stock options and conversion rights issued during the three-year period can be summarized as follows:

	2006	2005	2004
	$	$	$
Balance, beginning of year	2,771	3,074	301
Warrants issued as part of the private placements (1)	1,562	—	1,996
Warrants issued as part of the rights offering (2)	700	—	—
Warrants issued as remuneration of the broker (3)	375	—	—
Warrants issued on exercise of the broker warrants (3)	75	—	—
Warrants issued under the management and operating agreement (5)	4,218	—	—
ECU-conversion rights expired	(460)	—	460
Warrants issued in connection with the short-term loan (4)	33	—	68
Stock-based compensation expense	496	—	269
Warrants exercised (3)	(375)	—	—
Warrants and options expired and cancelled	(132)	(303)	(20)

Balance, end of year	9,263	2,771	3,074

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
14. Capital stock (continued)
     d) Warrants, stock options and conversion rights (continued)
2006
In 2006, an amount of $460,000 related to expired conversion rights was applied against the contributed surplus. These conversion rights were issued as part of the ECU financing in 2004 and expired on September 29, 2006, upon full reimbursement of the debt by the Company. Also, $132,000 related to cancelled employee’s stock options was applied to contributed surplus.
(1)	As part of the Brokered Placement and Nuinsco Placement, 78,125,000 share purchase warrants were issued. Each warrant entitles the holder to purchase one common share at $0.15 per share until May 26, 2008. The warrants are subject to an accelerated expiry if, on or after May 26, 2007, the volume weighted average price of the shares of the Company is at least $0.30 for any period of 20 consecutive trading days. The fair value of the warrants as at the date of issuance was estimated at $1,562,000 and allocated to Warrants, Stock options and Conversion rights.

(2)	As part of the Rights Offering, 34,983,312 share purchase warrants were issued. Each warrant entitles the holder to purchase one common share at $0.15 per share until May 26, 2008. The warrants are subject to an accelerated expiry if, on or after May 26, 2007, the volume weighted average price of the shares of the Company is at least $0.30 for any period of 20 consecutive trading days. The fair value of the warrants as at the date of issuance was estimated at $700,000 and allocated to Warrants, Stock options and Conversion rights.

(3)	In relation to the Brokered Placement, the broker was issued 7,500,000 special broker warrants. Each special broker warrant entitles its holder to purchase, until May 26, 2007, one unit at a price of $0.08 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. The fair value of the special broker warrants as at the date of issuance was estimated at $375,000 and accounted for as issuance costs. The special broker warrants were exercised in December 2006 and consequently, 3,750,000 share purchase warrants were issued. Each warrant having the same conditions as the warrants issued in regard to the Brokered Placement, Rights Offering and Nuinsco Placement. The fair value of the warrants as at the date of issuance was estimated at $75,000. Upon exercise of the special broker warrants, the $375,000 value attributed to the special warrants was reversed from warrants, stock options and conversion rights and was recorded in capital stock.

(4)	As part of the renewal of the short-term loan, the Company granted warrants to purchase 200,000 common shares at a price of $0.195 until January 31, 2008. The fair value was estimated at the date of grant at $25,000 and accounted for as administrative costs.
Also in 2006, in order to obtain a bridge loan, the Company granted warrants to purchase 150,000 common shares at a price of $0.105 per share until December 22, 2008. The fair value at the date of the grant was estimated at $8,000 and accounted for as administrative costs.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
14. Capital stock (continued)
     d) Warrants, stock options and conversion rights (continued)
(5)	Pursuant to the Operating Consulting Agreement (Note 2), Nuinsco was entitled to receive share purchase warrants equal to 20% of the outstanding shares of the Company, after completion of the Brokered Placement, Rights Offering and Nuinsco Placement. The Company accounted for these warrants in 2006, since all the conditions had been met as at December 30, 2006, even if the issuance of the warrants was delayed to January 18, 2007 due to the necessity to obtain additional regulatory approval required by the increase in the total number of warrants to be issued, compared to the pre-approved number. The fair value of the 67,807,429 warrants, exercisable at a price of $0.10 per share until January 18, 2009, was estimated at $4,218,000 and accounted for as reorganisation costs.
Changes in the number of warrants outstanding are as follows:

	2006		2005		2004
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Warrants	price	Warrants	price	Warrants	price

	(in thousands)	$	(in thousands)	$	(in thousands)	$

Outstanding, beginning of year	5,737	1.18	6,343	1.13	631	0.67

Granted	192,516	0.13	—	—	5,712	1.18

Exercised	(7,500)	0.08	—	—	—	—

Expired and cancelled	(25)	1.03	(606)	0.66	—	-

Outstanding, end of year	190,728	0.16	5,737	1.18	6,343	1.13

The following summarizes information about warrants outstanding at December 31, 2006:

		Weighted
Range of	Number of	average remaining	Weighted average
exercise price	outstanding	contractual life	exercise price

$	(in thousands)	(years)	$
0.10 - 0.20	185,016	1.6	0.13
0.65 - 1.20	5,712	0.2	1.18

	190,728	1.6	0.16

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
14. Capital stock (continued)
     d) Warrants, stock options and conversion rights (continued)
The Company recorded the fair value of the warrants issued as of the measurement date using the Black-Scholes pricing model with various assumptions regarding risk free interest rate, expected dividend yield, expected volatility and expected duration as follows:

					Short-
	Private		Broker		term
	Placements (1)		warrant		loan
Fair value of warrants	$0.02		$0.05		$0.13
Fair value	$2,262		$375		$25
Number of warrants	113,108		7,500		200

Assumptions:

Risk free interest rate	3.75%		3.75%		3.86%
Expected return on share	nil		nil		nil
Expected volatility	91%		60%		126%
Expected duration	1.2	years	0.67	years	2	years

	Exercise
	of broker		Bridge		Nuinsco
	warrants		loan		Warrants
Fair value of warrants	$0.02		$0.05		$0.06
Fair value	$75		$8		$4,218
Number of warrants	3,750		150		67,808

Assumptions:

Risk free interest rate	3.75%		3.75%		3.75%
Expected return on share	nil		nil		nil
Expected volatility	91%		113%		121%
Expected duration	1.2	years	1.5	years	2	years

(1)	Rights Offering, Brokered Placement and Nuinsco Placement.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
14.	Capital stock (continued)
d)	Warrants, stock options and conversion rights (continued)

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

Also in 2004, as part of the short-term loan, the Company granted warrants to purchase 200,000 common shares at a price of $0.65 per share until October 8, 2007. The fair value was estimated at the date of the grant at $68,800.

The Company recorded the fair value of the warrants issued or conversion rights granted as of the date of issuance using the Black-Scholes pricing model with various assumptions regarding risk free interest rate, expected dividend yield, expected volatility and expected duration as follows:

			Exchangeable		Short-
	Private		Capital		term
	placements		Units		loan

Fair value of warrants or conversion rights	$0.36			(1)	$0.34
Fair value	$1,996		$460		$69
Number of warrants, options or rights	5,512		7,834		200

Assumptions:

Risk free interest rate	4.06%		3.2%		3.2%
Expected return on share	nil		nil		nil
Expected volatility	80%		64.69%		79%
Expected duration	3	years	2	year	3	years

(1)	The fair value of the conversion rights was established based on management’s appreciation of the probability of the repayment of the debt for its entire amount by the Company or its conversion into common shares by the holder.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
15.	Interest expense on long-term debt

	2006	2005	2004
	$	$	$
Exchangeable Capital Units facility	637	713	146
Credit facility	—	—	39
Guaranteed Subordinated Debentures	2,323	1,958	1,855
Convertible Debentures	53	55	219
Other	2	2	1

	3,015	2,728	2,260

Interest revenue on restricted deposits (Note 7)	(2,323)	(1,958)	(1,855)

	692	770	405

16.	Other income

	2006	2005	2004
	$	$	$
Gain on sale of short-term investments	262	—	374
Gain on repurchase of royalty (Note 6)	—	1,571	—
Gain on sale of property, plant and equipment	1	2,002	39
Gain on an investment in shares (a)	515	—	—
Other	(226)	4	384

	552	3,577	797

(a)	On October 23, 2006, the Company acquired all of the outstanding shares of Pinnacle International (Taylor) Plaza Inc. (“PINNACLE”) which then became a wholly-owned subsidiary of the Company. On November 9, 2006, PINNACLE, a corporation involved in residential development, was dissolved and wound-up in Meston Resources Inc. As at December 22, 2006, the development project was completed and sold. The acquisition was not accounted for as a business combination as it did not meet the definition of a business in accordance with the criteria in EIC-124.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
17.	Income and mining taxes
a)	Effective tax rate

The income tax recovery varies from the amounts that would be computed by applying the combined Canadian federal and provincial statutory tax rates to earnings before taxes as follows:

	2006	2005	2004
	$	$	$
Expected income tax recovery using statutory income tax rates	(13,244)	(7,552)	(2,682)
Resource allowance	181	220	208
Valuation allowance	13,098	7,414	2,019

Income and mining tax expense (recovery)	35	82	(455)

The 2004 income tax recovery of $455,000 is attributable mainly to the reversal of the future income tax liability of $550,000 recorded as part of the flow-through shares issuance as required by EIC 146.

b)	Future income taxes

At December 31, future income taxes are as follows:

	2006	2005
	$	$
Current future income tax assets:
Inventories of ore and supplies	99	149
Other	54	13

	153	162

Long-term future income tax assets:
Property, plant and equipment	28,383	40,018
Operating loss carry forwards	24,685	6,303
Capital loss carry forwards	11,006	10,514
Other	5,631	5,044

	69,705	61,879

	69,858	62,041

Valuation allowance	(68,374)	(60,717)

Future income tax assets	1,484	1,324

Long-term future income tax liabilities:
Mining taxes	5,152	3,432
Other	1,484	1,324

Future income tax liabilities	6,636	4,756

Net future income tax liabilities	5,152	3,432

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
17.	Income and mining taxes (continued)
c)	Loss carry forwards

At December 31, 2006, the Company and its subsidiaries had operating losses for income tax purposes in Canada approximating $71,400,000, which are available to reduce taxable income in future years and which expire over the period to the year 2026. In addition, the Company and its subsidiaries had capital losses for income tax purposes in Canada of approximately $66,000,000, which can be applied against future taxable capital gains.
18.	Changes in non-cash working capital and supplementary information
a)	Changes in non-cash working capital

	2006	2005	2004
	$	$	$
Receivables and settlements receivable	1,809	(2,923)	(1,697)
Production and supply inventories	(752)	1,178	124
Prepaids	(317)	(699)	418
Accounts payable and accrued liabilities	1,523	4,980	6,388

	2,263	2,536	5,233

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
18.	Changes in non-cash working capital and supplementary information (continued)
b)	Supplementary information

	2006	2005	2004
	$	$	$
Income taxes paid	136	98	24
Interest paid	2,809	2,013	2,027
Shares issued for business acquisitions and credit facility reimbursement (Note 4)	—	—	3,219
Shares issued for services under the Management and Operating Agreement (Note 14)	732	—	—
Conversion of debentures into common shares	—	—	3,349
Warrants issued for the short-term loan (capitalized as deferred charges in 2004)	25	—	68
Warrants issued for the bridge loan	8	—	—
Warrants issued under the Management and Operating Agreement	4,218	—	—
Deferred charges reclassed to property, plant and equipment	—	—	45
Other liabilities applied against property, plant and equipment	—	—	14
Other liabilities applied against accounts payable	—	—	300
Shares issued for debt settlement (Note 13)	—	314	—
Proceeds on sale of mining interest received in shares	1,000	—	—
Interest capitalized to mining properties	998	759	468
Redemption of royalty	—	5,900	—
Mining rights receivable	—	1,214	—
Mining rights held as security deposit for site restoration	808	—	—
Mining rights held as reimbursement of property, plant and equipment acquisition grant	378	—	—

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
19.	Commitments and contingencies
a)	The Company is committed to pay royalties calculated on the net smelter return at various rates or based on the tonnage of ore processed at the mills. These agreements are also subject to repurchase rights at various prices.

b)	Under the financing arrangement (“Arrangement”) referred to in Note 13 a), mineral development expenditures which were renounced in favor of the investors as part of the Arrangement were based, in part, on independent valuations of certain related mineral properties. The Canada Revenue Agency (“CRA”) has challenged certain of those valuations, and disallowed certain of the renounced flow-through deductions for certain of the investors. The Company may be contingently liable for certain losses or damages to investors, if any, that may result if CRA is ultimately successful in its challenges. No provision for losses that could result from the above mentioned challenges had been recorded at year end.

c)	The Oujibougoumou Cree initiated legal proceedings against the Company, claiming that the poor condition of lakes in the region of Chibougamau, Québec was due to mining activities in the area. The Public Health Department, the Québec Environment Ministry and the Québec Fish and Wildlife Association began to study the issue. As a temporary measure, the Company and the plaintiffs jointly agreed to request that proceedings be suspended for two years. It is not possible to determine either the outcome of the proceedings or the financial consequences for the Company.
20.	Related party transactions

During the year ended December 31, 2006, the Company paid or accrued $1,039,000 ($510,000 and $150,000 in 2005 and 2004, respectively) in legal fees to a law firm of which a director is a partner.

21.	Employee future benefits

The Company and its subsidiaries maintain two defined benefit pension plans for most of their employees. The pension benefit for the first plan is based on a fixed amount per year of service. The pension benefit for the second plan is based on years of service and a percentage of the final average salary. The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of December 31, 2005, and the next required valuation will be as of December 31, 2008.

Total cash payments

Total cash payments for employee future benefits for 2006, consisting of cash contributed by the Company to its funded pension plans were $358,000 ($332,000 in 2005 and $1,041,000 in 2004).

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
21.	Employee future benefits (continued)

	2006	2005
	$	$
Accrued benefit obligation
Balance, beginning of year	15,377	13,672
Current service cost	169	138
Benefits paid	(986)	(1,144)
Interest cost	786	790
Actuarial loss	478	1,921

Balance, end of year	15,824	15,377

Plan assets fair value
Balance, beginning of year	12,203	11,455
Employer contribution	920	1,004
Employees’ contributions	4	7
Benefits paid	(986)	(1,144)
Actual return on plan assets	1,073	881

Balance, end of year	13,214	12,203

Plan assets consist of the following assets category:

	Percentage of plan assets
	2006	2005
	%	%
Employer contribution receivable	10	6
Canadian equity securities	30	31
American equity securities	12	12
International equity securities	13	10
Bonds	28	33
Campbell common shares	1	1
Other (including cash and cash equivalents)	6	7

	100	100

Reconciliation of the funded status of the defined benefit pension plans to the amounts recorded in the consolidated financial statements:

	2006	2005
	$	$
Fair value of plan assets	13,214	12,203
Accrued benefit obligation	(15,824)	(15,377)

Funded status of pension plans — (deficit)	(2,610)	(3,174)
Unamortized net actuarial loss	7,037	7,071

Accrued benefit asset	4,427	3,897

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
21.	Employee future benefits (continued)

Pension plans with accrued benefit obligations in excess of plan assets included in the above accrued benefit obligation and fair value of plan assets in respect of plans that are not fully funded:

	2006	2005
	$	$
Accrued benefit obligation	12,424	15,377
Fair value of plan assets	9,700	12,203

Funding deficit	(2,724)	(3,174)

Elements of defined benefit pension plans costs recognized in the year

	2006	2005
	$	$
Current service cost, net of employee contributions	165	131
Interest cost	786	790
Actual return on plan assets	(1,073)	(881)
Actuarial losses	478	1,921

Elements of employee pension plans costs before adjustments to recognize the long-term nature of employee pension plans costs	356	1,961
Adjustments to recognize the long-term nature of employee pension plans costs
difference between expected return and actual return on plans assets for the year	221	69
difference between actuarial loss recognized for the year and actual actuarial loss on accrued benefit obligation for the year	(187)	(1,708)

Defined benefit pension costs	390	322
Amount capitalized to property, plant and equipment	(388)	(344)

Net Pension credit	2	(22)

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
21.	Employee future benefits (continued)

The significant assumptions used are as follows:

	2006		2005
	%		%
Accrued benefit obligation as of December 31:
Discount rate	5.12		5.25
Rate of compensation increase	2.50		2.50

Benefit costs for years ended December 31:
Discount rate	5.25		6.00
Expected long-term rate of return on plans assets	7.00		7.00
Rate of compensation increase	2.50		2.50
Average remaining service period of active employees	19	years	19	years
22.	Financial instruments

Fair value

The carrying amount of cash, restricted cash, short term loan, short-term investments, receivables, settlement receivables, accounts payable and accrued liabilities in the consolidated balance sheets approximates fair value based on their short-term maturities and/or quotes received. Also, the fair value of long-term debt is approximately equal to its carrying value due to interest rates which are based on current market rate to the exception of the convertible debentures. Given the terms of these convertible debentures, their fair value cannot practically be calculated. No prepayments have been made on the convertible debentures to date.

Interest rate risk

The Company is subject to interest rate risk due to changes to the prime rate since the majority of its borrowings bear variable interest rates. Otherwise, the Company manages the interest risk through an Exchange Agreement (Notes 8 and 13).

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

The copper concentrate is sold exclusively to Falconbridge Limited, including the Copper Rand mine pre-production revenue, under a copper concentrate purchase agreement. The net metal sales to Falconbridge Limited represent approximately $16,864,000 for the year ended December 31, 2006 ($21,854,000 in 2005 and $10,911,000 in 2004) and an amount of $5,413,000 is receivable at year end ($8,374,000 in 2005).

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
22.	Financial instruments (continued)

Foreign exchange rate and metal price risks

The Company is exposed to risks from changes in foreign currency rates and metal prices. The Company does not usually use derivative instruments to manage those risks. However, in November 2006, in order to obtain a bridge loan, the Company entered into forward contracts on the price of copper. These contracts have not been designated by the Company as hedges and were therefore marked to market as at December 31, 2006.

23.	Differences between Canadian and United States generally accepted accounting principles (“GAAP”)

The material differences between Canadian GAAP and United States GAAP affecting the Company’s consolidated financial statements are detailed as follows:

	2006	2005	2004
	$	$	$
		(restated)	(restated)
Reconciliation of net loss
Net loss — Canadian GAAP	41,195	24,430	8,192
Adjustments:
Amortization adjustment (a)	(188)	(233)	(667)
Reversal of impairment of property, plant and equipment (b)	780	970	(1,750)
Warrants of the entity subject to significant influence (i)	—	485	—
Exploration expenses (c)	(658)	(109)	525
Derivative instruments (d)	256	16	(44)
Flow through shares — Income tax expense (e)	—	—	(40)

Net loss — United States GAAP	41,385	25,559	6,216
Minimum liability of defined benefit plans (f)	816	1,360	479

Comprehensive loss — United States GAAP (g)	42,201	26,919	6,695

Basic and fully diluted loss — United States GAAP	0.28	0.25	0.07

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
23.	Differences between Canadian and United States generally accepted accounting principles (“GAAP”) (continued)

	2006	2005	2004
	$	$	$
		(restated)	(restated)
Reconciliation of shareholders’ equity Shareholders’ equity — Canadian GAAP	12,006	30,503	54,585
Adjustments:
Amortization adjustment (a)	—	(188)	(421)
Reversal of impairment of property, plant and equipment (b)	—	780	1,750
Exploration expenses (c)	(2,853)	(3,511)	(3,620)
Derivative instruments (d)	(228)	(28)	44
Minimum liability of defined benefit plans (f)	(7,037)	(6,221)	(4,861)
Capital stock (h)	(1,481)	(1,481)	(1,481)
Warrants of the entity subject to significant influence (i)	—	—	485

Shareholders’ equity — United States GAAP	407	19,854	46,481

a)	Amortization adjustment
i)	Under Canadian GAAP and prior to the adoption of the CICA Handbook Section 3063, Impairment of long-lived assets, at the time of an impairment, future cash flows from impaired property, plant and equipment were not discounted. In subsequent periods, the methodology for calculating asset impairment under Canadian GAAP was harmonized with United States GAAP, requiring the use of discounted cash flows. However, under Canadian GAAP, the change was not made retroactively and, as a result, the difference remained.

Under United States GAAP, in periods subsequent to the impairment, the lower property, plant and equipment carrying value resulted in a lower amortization expense.

Under United States GAAP, during the years ended December 31, 2006, 2005 and 2004, amortization would have been reduced by $188,000, $233,000 (restated from $421,000) and $667,000, respectively.

ii)	The amortization calculation under United States GAAP was not adequately computed in accordance with the Company policy in 2005; therefore the 2005 amortization has been restated, as mentioned above.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
23.	Differences between Canadian and United States generally accepted accounting principles (“GAAP”) (continued)
b)	Reversal of impairment of property, plant and equipment

In 2004, property, plant and equipment were written down by $1,750,000, under Canadian GAAP, following an asset impairment analysis. This write-down was not required under United States GAAP since the carrying value under United States GAAP was already below the impaired value under Canadian GAAP. The 2004 figures have therefore been restated by $1,750,000 to reflect the reversal of the impairment recorded under Canadian GAAP and the related amortization for 2005 was restated to reflect a higher amortization of $970,000 under United States GAAP. Under United States GAAP, amortization would be $780,000 higher in 2006.

c)	Exploration expenses
i)	Under Canadian GAAP, exploration expenses may be deferred until such time as the exploration and development work is either effectively abandoned and related costs are written off or an operating mine is established following which accumulated costs are amortized to earnings. Under United States GAAP and under Securities and Exchange Commission guidelines, all exploration expenses incurred prior to the determination of the existence of a commercially minable deposit and the completion of a feasibility study should be recorded as expenses as they are incurred. During 2006, $359,000 ($1,155,000 in 2005 and $1,145,000 in 2004) of exploration expenses were capitalized under Canadian GAAP and should be expensed under United States GAAP.

The adjustment of $658,000 ($109,000 in 2005 and $525,000 in 2004) comprises the difference described in the previous paragraph less the amortization charge of $1,017,000 ($1,264,000 (restated from $330,000) in 2005 and $620,000 in 2004) which results from the previous years’ exploration expenses, which were capitalized in accordance with Canadian GAAP.

ii)	The amortization calculation under United States GAAP was not adequately computed in accordance with the Company policy in 2005, therefore, the 2005 amortization has been restated, as mentioned above.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
23.	Differences between Canadian and United States generally accepted accounting principles (“GAAP”) (continued)
d)	Derivative instruments

Under the terms of its copper concentrate selling contract, the selling prices for copper, gold and silver are established respectively based on the average price of the fourth, third and second month following delivery. Under Canadian GAAP, the Company recognizes revenue upon shipment using provisional sales prices and adjusts the revenue on a monthly basis to reflect current prices. Under United States GAAP, the Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative, which does not qualify for hedge accounting, is marked to market through earnings each period prior to final settlement. The net impact (net of the reversal of the prior year adjustment) is, therefore, an increase of $209,000 to the net loss under United States GAAP for 2006 and a decrease of $16,000 to the net loss under United States GAAP for 2005 and $44,000 for 2004.

The debentures detailed in Note 13 included embedded derivatives, such as additional interest charges calculated on the net smelter return and the tonnage of ore produced by the Copper Rand Mine and a conversion option into common shares at variable prices based on an increase in the gold price above US$350 per ounce. Under Canadian GAAP, no value was assigned to these embedded derivatives. Under United States GAAP (SFAS 133), the related derivatives are evaluated at their fair value as at each balance sheet date and the resulting difference between the fair value should be recorded in current earnings. These embedded derivatives had no value as at December 31, 2006, 2005 and 2004.

In 2004, the Company renewed one of its collective agreements under which the employees are entitled to receive a bonus based on the increase in the price of gold during the term of the agreement. This feature meets the definition of an embedded derivative under United States GAAP. Under Canadian GAAP, no value was assigned to these embedded derivatives. The net impact (net of reversal of the prior year adjustment) is, therefore, an increase of $47,000 to the net loss under United States GAAP in 2006 and $32,000 in 2005.

In 2005, the Company renewed another of its collective agreements under which the employee agreed to salary reductions based on the price of gold during the term of the agreement. No adjustment was included in the earnings of 2006 and 2005.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
23.	Differences between Canadian and United States generally accepted accounting principles (“GAAP”) (continued)
e)	Flow-through shares — Income tax expense

Prior to March 2004, under Canadian GAAP, flow-through share proceeds were recorded to capital stock at the time of issuance of the shares and a future income tax liability was recorded upon renouncement by the Company of the tax benefits in favour of the investors.

In March 2004, the Company adopted EIC 146, Flow-through shares. Under this standard, the foregone tax benefits of $550,000, at the date the Company renounces them, are applied in reduction of capital stock and an equivalent income tax liability is recorded. Subsequently, the income tax liability is reversed against income tax expense if the Company has unrecorded future tax assets.

Under United States GAAP, flow-through shares are recorded at their fair value at time of issuance and the difference of nil in 2006 (nil in 2005 and $590,000 in 2004) between the proceeds received and the fair value of the shares issued is recorded as a liability. Upon renouncement by the Company of the tax benefits in favour of the investors, the liability is applied in reduction of the income tax expense. The difference of $40,000 in 2004, representing the difference between the amount recorded under Canadian and United States GAAP has been adjusted to the 2004 earnings.

f)	Minimum liability of defined benefit plans

The provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The standard does not change the calculation of periodic pension expense under United States GAAP but will affect other comprehensive income in future years. Before the adoption of this standard, the Company had additional minimum pension liability of $6,413,000, $6,221,000 and $4,861,000, as at December, 31, 2006, 2005 and 2004, and an equivalent reduction of accumulated other comprehensive income. The adoption of this standard resulted in an additional charge of $623,000 directly to closing accumulated other comprehensive income and had no impact on the Company’s net loss or deficit.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
23.	Differences between Canadian and United States generally accepted accounting principles (“GAAP”) (continued)
g)	Comprehensive income

United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130, Comprehensive income. Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources. Components of comprehensive income include items such as unrealized gain or loss, pension liability adjustments and certain foreign currency translation gains and losses. Under Canadian GAAP, the concept of comprehensive income is not applicable until January 1, 2007.

h)	Capital stock

Before July 1, 2001, under Canadian GAAP, the value assigned to the common shares issued in consideration for a business acquisition, such as the MSV acquisition in June 2001, was based upon the average trading price of the shares over a reasonable period before and after the closing date of the acquisition of June 30, 2001. Under United States GAAP, the value assigned to the common shares is based upon the average trading price of the shares over a reasonable period before and after April 25, 2001, which is the date the terms of the business combinations were agreed to and announced. The adjustment of $1,481,000 represents the difference in the value of the common shares issued under Canadian and United States GAAP. The adjustment to the purchase price described above resulted in a decrease of the carrying value of property, plant and equipment under United States GAAP.

i)	Warrants of the entity subject to significant influence

Under Canadian GAAP, no value was recognized for the warrants issued by CCR, an entity that was subject to significant influence in 2001 and became a subsidiary in 2003; for that, the Company granted, in 2001, an automatic conversion feature into common shares of the Company. Under United States GAAP, the fair value of the conversion feature is recognized in shareholders’ equity and recorded as an additional cost to the investment in CCR. The adjustment of $485,000 represents the fair value of the conversion feature.

In 2003, since the Company acquired an additional interest of 50% in CCR, which became a subsidiary, the additional cost of the investment in CCR (as mentioned in the preceding paragraph) was reclassified to property, plant and equipment.

Since the carrying value of the property, plant and equipment was higher under United States GAAP than under the Canadian GAAP, the write-down recorded in 2005 for the Copper Rand property should have been higher under United States GAAP. Accordingly, the 2005 figures have been restated to reflect an additional write-down of $485,000 under United States GAAP.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
23.	Differences between Canadian and United States generally accepted accounting principles (“GAAP”) (continued)
j)	Elimination of deficit

In 2001, under Canadian GAAP, the Company proceeded to reduce its deficit against its stated capital of outstanding common shares. However, under United States GAAP, such reduction is not permitted, which creates a permanent difference of $113,645,000 in the deficit and the stated capital of outstanding common shares between the Canadian GAAP and United States GAAP figures. This difference has no impact on the total amount of the shareholders’ equity.

k)	Income taxes

Under United States GAAP, future income taxes are measured using enacted tax rates. Under Canadian GAAP, enacted or substantively enacted tax rates are used. This difference had no impact on the December 31, 2006, 2005 and 2004 earnings.

l)	Recent and future accounting changes

In May 2005, the FASB issued SFAS No. 154, entitled Accounting Changes and Error Corrections. SFAS No. 154 eliminates the requirement to include the cumulative effect of a change in accounting principle in the income statement in the period of change. The changes should be retrospectively applied as of the beginning of the first period presented as if that principle had always been used. This statement is effective for changes and corrections of errors made in fiscal year beginning after December 15, 2005. Adoption of this statement will have an impact when a change of accounting policy occurs in the future.

In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company will begin application of FIN 48 on January 1, 2007 and does not expect the adoption of this pronouncement to have a material impact on its financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which is effective for the Company beginning January 1, 2008 and provides a definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements for future transactions. The Company does not expect the adoption of this pronouncement to have a material impact on its financial position or results of operations.

CAMPBELL RESOURCES INC.
Notes to consolidated financial statements
years ended December 31, 2006, 2005 and 2004
(tabular amounts are expressed in thousands of Canadian dollars, except share data)
23.	Differences between Canadian and United States generally accepted accounting principles (“GAAP”) (continued)
l)	Recent and future accounting changes (continued)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits an entity to measure certain financial assets and financial liabilities at fair value. The objective of SFAS No. 159 is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Under SFAS No. 159, entities that elect the fair value option (by instrument) will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option election is irrecoverable, unless a new election date occurs. SFAS No. 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. SFAS No. 159 is effective for years beginning after November 15, 2007. The Company does not expect the adoption of this pronouncement to have a material impact on its financial position or results of operations.
24.	Subsequent events

On February 22, 2007, the Company announced a temporary suspension of the mining activities at its Copper Rand mine as a result of a rock fall and observations of ground movements in the area. Cleaning and rehabilitation work is underway (see Note 2).

On February 27, 2007, the Company sold its Eastmain Mine Property to Eastmain Mines Inc., a wholly-owned subsidiary of Eastmain Resources Inc., for a cash consideration of $2,500,000, 1,000,000 common shares and 500,000 share purchase warrants exercisable at $1.00 per share for a period of twelve months. Also, on May 18, 2007, Eastmain Resources Inc. shall issue an additional 1,000,000 common shares and 500,000 share purchase warrants exercisable at $1.50 per share for a period of twelve months. The Company is also entitled to a Net Smelter Return Royalty of 2% on any production over and above 250,000 ounces of gold. Eastmain Resources Inc. will have the option to re-purchase one-half of the royalty for $1 million. The selling price is above the carrying value, therefore a gain will be recorded in the first quarter of 2007.

On March 30, 2007, the Company completed a $7 million private placement equity financing, consisting of 56 million flow-through common shares at a price of $0.125 per share. Closing is expected to occur on or around April 17, 2007. The completion of this financing will trigger the availability of a further $4 million in convertible debt financing.

25.	Comparative figures

Certain comparative figures have been reclassified to conform to the current years’s presentation.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

CAMPBELL RESOURCES INC.

Dated: March 30, 2007	By: (s) André Y. Fortier André Y. Fortier,
President and Chief Executive Officer

Item 19. Exhibits
EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1	Restated Articles of Incorporation dated August 9, 1999 (E) (Exhibit 4(a)).

1.2	Articles of Amendment dated May 19, 2000 consolidating the common shares on the basis of one post consolidation common share for every ten pre-consolidation common share. (F) (Exhibit 3.1)

1.3	Articles of Arrangement effective June 30, 2001 relating to the merger with GéoNova Explorations Inc. (I) (Exhibit 3.3)

1.4	By-Law No. 1 as amended and as in effect on the date hereof (A) (Exhibit 3.12)

1.5	Amendment of By-Law No. 1 (A) (Exhibit 3.11)

1.6	Restated Certificate of Incorporation dated January 7, 2005 (L) (Exhibit 1.6)

2.1	Trust Indenture made as of July 21, 1994 between the Company and Montreal Trust Company of Canada regarding the 7 1/2% Convertible Subordinated Debentures (B) (Exhibit 4.1)

4.1	The Company’s Employee Incentive Plan as amended (E) (Exhibit 99)

4.2	Employment Agreement dated August 6, 2002 between the Company and André Y. Fortier (J) (Exhibit 10.2)

4.3	Employment Agreement dated August 6, 2002 between the Company and Claude Bégin (J) (Exhibit 10.3)

4.4	Employment Agreement dated August 6, 2002 between the Company and Alain Blais (J) (Exhibit 10.4)

4.5	Employment Agreement dated August 6, 2002 between the Company and Lucie Brun (J) (Exhibit 10.5)

4.6	Directors’ Stock Option Plan (I) (Exhibit 10.8)

4.7	Royalty Agreement with Repadre Capital Corporation made as of April 23, 1993. I (Exhibit 10.14) and amendment dated June 30, 2001 (I) (Exhibit 10.4)

4.8	Merger Agreement dated May 7, 2001 between the Company, MSV Resources Inc. and GéoNova Explorations Inc. pursuant to which MSV and GéoNova became wholly-owned subsidiaries of the with Plan of Arrangement under the Canada Business Corporations Act and Arrangement By-Law attached. (H) (Exhibit 2)

4.10	Sale and Purchase Agreement dated November 10, 2004 between GéoNova and Metanor (L) (Exhibit 4.10)

4.11	Nuinsco Letter Agreement dated April 18, 2006 between Campbell and Nuinsco (EXHIBIT 4.11)

4.12	Operating and Consulting Agreement dated May 1, 2006 between Campbell and Nuinsco (EXHIBIT 4.12)

4.13	Purchase and Sale Agreement dated February 26, 2007 between MSV, Campbell, Eastmain and Eastmain Mines Inc. (EXHIBIT 4.13)

Exhibit Number	Exhibit Description
6.1	Statement detailing computation of per share earnings

8.1	Significant subsidiaries

11.1	Standards of Ethical Conduct (K)

12.1	Certification of André Y. Fortier pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Réal Savoie pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of André Y. Fortier pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Réal Savoie pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte & Touche LLP

15.2	Consent of Systemes Geostat International Inc.

15.3	Audit Committee Charter (L)

15.4	Governance Policy (M) (EXHIBIT 15.4)

(A)	refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 10-K for the year ended December 31, 1987 and incorporated herein by reference.

(B)	refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference.

(C)	refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference.

(D)	refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 10-K for the year ended December 31, 1999 dated March 27, 2000 and incorporated herein by reference.

(E)	refers to documents previously filed as an exhibit to Campbell’s registration statement on Form S-8 (Registration No. 333-93063) and incorporated herein by reference.

(F)	refers to documents previously filed as an exhibit to Campbell’s Current Report on Form 8-K dated May 19, 2000 and incorporated herein by reference.

(G)	refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 10-K for the year ended December 31, 2000 dated April 12, 2001 and incorporated herein by reference.

(H)	refers to documents previously filed as an exhibit to Campbell’s Current Report on Form 8-K dated July 13, 2001 and incorporated herein by reference.

(I)	refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 20-F for the year ended December 31, 2001 dated May 14, 2002 and incorporated herein by reference.

(J)	refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 20-F for the year ended December 31, 2002 dated May 15, 2003 and incorporated herein by reference.

(K)	refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 20-F for the year ended December 31, 2003 dated May 19, 2004 and incorporated herein by reference.

(L)	refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 20-F for the year ended December 31, 2004 dated March 30, 2005 and incorporated herein by reference.

(M)	refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 20-F for the year ended December 31, 2005 dated March 31, 2006 and incorporated herein by reference.

Exhibits in parentheses are references to the Exhibit No. of the filing indicated.