Form 20-F
period 2007-12-31
CAMPBELL RESOURCES INC /NEW/
filed 2008-06-30
CIK 718053

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission File Number 1-8488
(Exact name of registrant as specified in its charter)
Canada
(Jurisdiction of incorporation or organisation)
1155 rue University, Suite 1405
Montréal, Québec, CANADA H3B 3A7
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
432,404,881 common shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act ☐ Yes ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)
Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☑ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

CAMPBELL RESOURCES INC.
TABLE OF CONTENTS

i

FORWARD-LOOKING STATEMENTS
     We make statements in this Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (the “Report”) and the documents we incorporate by reference that are considered forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Sometimes these statements will contain words such as “believes”, “expects”, “intends”, “plans” and other similar words. Our intention is that the forward-looking statements be covered by the safe harbour provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and we are including these statements for the purpose of complying with the safe harbour provisions. These forward-looking statements reflect our current views which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions and expectations as reflected in or suggested by those forward-looking statements are reasonable we can give no assurance that the plans, intentions or expectations will be achieved. Such forward-looking statements concern the Campbell Resources Inc.’s operations, economic performance and financial condition. Such statements involve known and unknown risks, uncertainties and other factors, including those identified under the “Risk Factors” section in Item 3 and elsewhere in this Report, that may cause the actual results, performance or achievements of Campbell Resources Inc., or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: differences between estimated and actual mineral resources and reserves and recovery rates; failure of plant, equipment or processes to operate in accordance with expectations and specifications; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; environmental costs; and fluctuations in gold price which affect the profitability and ore reserves of the Campbell Resources Inc. These risks and uncertainties are the normal risks involved in mining. Readers are cautioned not to put undue reliance on forward-looking statements. See “Risk Factors” in Item 3, “Management’s Discussion and Analysis” in Item 5, and elsewhere in Item 11. The forward-looking statements are made as of the date of this Report, and Campbell Resources Inc. assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements except in accordance with applicable laws.
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

	Rate at		Average
	December 31		Rate(1)	High	Low
2002	1.5800		1.5702	1.6049	1.5190
2003	1.2923		1.3916	1.5286	1.2923
2004	1.2034		1.3016	1.3970	1.1775
2005	1.1656	(2)	1.2083	1.2703	1.1507
2006	1.1654	(3)	1.1304	1.1722	1.0983
2007	0.9881		1.0666	1.1852	0.9168

Notes:

(1)	The average rate means the average of the exchange rates on the last day of each month during the year.

(2)	Rate at December 30.

(3)	Rate at December 29.
     The high and low exchange rates based on the noon buying in the City of New York for each month during the previous six (6) months are as follows:

	High	Low
March 2008	1.0275	0.9841
February 2008	1.0188	0.9717
January 2008	1.0294	0.9905
December 2007	1.0216	0.9784
November 2007	1.0007	0.9168
October 2007	1.0002	0.9496
September 2007	1.0546	0.9959
     On March 31, 2008, the noon buying rate for US$1.00 was CAN$ 1.0275.
     Tonnages referred to in this Report are to either short tons equal to 2,000 pounds, referred to herein as “tons”, or to metric tons, equal to 2,204.6 pounds and referred to herein as “tonnes” or “metric tons”. A reference herein to ounces means a troy ounce that is equal to 31.103 grams. To convert grams per tonne to ounces per ton, multiply grams per tonne by 0.029. Distances are referred to either as miles, equal to 1.6093 kilometres; feet, equal to 0.305 metres; kilometres, equal to 0.621 miles; or metres, equal to 3.28 feet. Acreage is referred to as acres, which represents 0.4046 hectares; hectares, equal to 2.471 acres; or square miles equal to 640 acres or 258.99 hectares. For more information, refer to the following table:
Conversion Table

Imperial System		Metric System
1 foot (ft)	=	0.3048 metre (m)
1 yard (yd)	=	0.9144 metre (m)
1 mile (mi)	=	1.6093 kilometre (km)
1 square mile (mi2)	=	2.5900 square kilometres (km2)
1 acre (ac)	=	0.4047 hectare (ha)
1 troy ounce (oz)	=	31.1035 grams (g)
1 short ton	=	0.9072 tonne (t)
1oz/ short ton	=	28.2 g/t

RESERVE AND RESOURCE ESTIMATES
     The reserve and resource estimates, set forth in this document, have been prepared in accordance with applicable Canadian requirements. Mineral reserves and resources disclosed in this Report except the updated mineral reserves and resources at the Joe Mann Mine, the Copper Rand Mine and the Corner Bay Property on December 31, 2007 were previously disclosed in the technical reports prepared by Systèmes Géostat International Inc. entitled (i) Audit of the Mineral Resources and Mineral Reserves of the Joe Mann Mine dated July 21, 2006, (ii) Audit of the Mineral Resources and Mineral Reserves of the Copper Rand Mine dated September 7, 2006 and (iii) Corner Bay deposit, Audit of Mineral Resources, dated July 12, 2006, such technical reports may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) (available at http://www.sedar.com) or at the offices of Campbell Resources Inc. during the normal business hours. Such estimates may not qualify as a commercially mineable ore body under standards promulgated by the United States Securities and Exchange Commission (the “SEC”) and will not qualify as mineable reserves unless the economic viability of the project is established and documented in a final feasibility study. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
GLOSSARY OF SIGNIFICANT TERMS
In this Report, unless the context suggests another meaning, the following terms and expressions shall have the meanings set forth below:
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
“Qualified person” conforms to the definition under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“National Instrument 43-101”) and is an engineer or a geoscientist with at least five (5) years of experience relevant to a particular project. National Instrument 43-101 was developed by the Canadian Securities Administrators, an umbrella group of Canada’s provincial and territorial securities regulators.
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
     The following table sets forth selected consolidated financial information with respect to Campbell Resources Inc. (“Campbell” or the “Company”) for the five (5) years ended December 31, 2007 and is extracted in part from the consolidated financial statements included herein. The selected financial data set forth below is stated in thousands of Canadian dollars (except per share amounts).
     This selected financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differs in many respects from generally accepted accounting principles in the United States (“U.S. GAAP”). A discussion of differences between Canadian GAAP and U.S. GAAP is contained in Note 22 to the audited consolidated financial statements.
     The following table should be read in conjunction with Item 5 — “Operating and Financial Review and Prospects”, and the consolidated financial statements included in Item 17 .
FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
(expressed in thousands of Canadian dollars unless otherwise indicated)
(In accordance with Canadian GAAP)(1)

Years ended December 31	2007	2006	2005	2004	2003
Operating results
Net metal sales	23,043	10,919	18,274	20,461	20,812
Loss from operations	24,953	41,681	28,259	9,515	6,368

Years ended December 31	2007	2006	2005	2004	2003
Net loss	18,988	41,195	24,430	8,192	3,940
Cash flow (used for) provided by operations	(5,005)	(5,779)	(748)	1,193	(4,380)
Capital expenditures	(13,226)	(4,674)	(2,696)	(28,053)	(4,193)

Financial position
Cash and short-term deposits	474	1,964	1,772	1,191	4,752
Total assets	65,350	115,142	134,643	177,756	159,773
Long-term debt (2)	21,025	65,357	67,782	66,502	60,079
Capital stock	96,639	85,572	69,958	69,610	55,429
Shareholders’ equity	6,131	12,006	30,503	54,585	45,803

Per share data (in dollars per share)
Loss from operation per share	0.06	0.28	0.26	0.10	0.12
Net loss per share	0.05	0.27	0.23	0.08	0.07

Notes:

(1)	please refer to Note 22 of the consolidated financial statements in Item 17 for differences between Canadian GAAP and U.S. GAAP.

(2)	Long term debt includes current portion of long term debt.
As of March 31, 2008, the Company had 432,604,881 common shares outstanding. Each common share entitles its holder to one vote.

Foreign exchange
rate Canadian to US
dollar:	2007	2006	2005	2004	2003
Year end/average	0.9881 /1.0666	1.1654 /1.1304	1.1656 /1.2083	1.2034 /1.3016	1.2923 /1.3916
High/low	1.1852 /0.9168	1.1722 /1.0983	1.2703 /1.1507	1.3970 /1.1775	1.5286 /1.2923

Month Ended	High	Low
March 31, 2008	1.0275	0.9841
February 29, 2008	1.0188	0.9717
January 31, 2008	1.0294	0.9905
December 31, 2007	1.0216	0.9784
November 30, 2007	1.0007	0.9168
October 31, 2007	1.0002	0.9496
September 28, 2007	1.0546	0.9959

Month	Monthly Average
March 2008	1.00294

Month	Monthly Average
February 2008	0.99855
January 2008	1.00995
December 2007	1.00207
November 2007	0.96613
October 2007	0.97513
September 2007	1.02520
On March 31, 2008, the noon buying rate for US$1.00 was CAN$ 1.0275.
SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
(expressed in thousands of Canadian dollars except per share amounts)

Year ended December 31, 2007	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Metal sales	1,714	1,482	14,201	9,395
Loss from operations	(5,535)	(5,037)	(4,749)	(9,632)
Net earnings (loss)	(1,745)	(4,341)	(3,940)	(8,962)
Net earnings (loss) per share	(0.01)	(0.01)	(0.01)	(0.02)

Year ended December 31, 2006	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Metal sales	2,644	3,840	2,267	3,174
Loss from operations	(2,501)	(1,888)	(4,262)	(33,030)
Net earnings (loss)	(2,298)	(1,755)	(4,902)	(32,240)
Net earnings (loss) per share	(0.02)	(0.02)	(0.04)	(0.19)
     Summary of Differences Between US and Canadian GAAP
     A reconciliation of the differences between generally accepted accounting principles in the United States and Canada is presented in Note 22 of the consolidated financial statements stated in Item 17.
B. Capitalization and indebtedness.
Not applicable.
C. Reasons for the offer and use of proceeds
Not applicable.
D. Risk factors
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
     Whether a copper and gold deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size and grade, costs and efficiencies of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of copper and gold, and environmental protection. The effect of these factors cannot be accurately predicted but the combination of these factors may result in the Company not receiving an adequate return on its invested capital.
     The operations of the Company are subject to the hazards and risks normally incident to exploration, development, and productions of copper and gold, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of the Company may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Company has interests. Hazards, such as unusual or unexpected formations, faults and other geological structures, rock bursts, pressures, cave-ins, flooding, or other conditions may be encountered in the exploration, mining, and removal of material.
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
     The reserve and resource figures of the Company are only estimates and are subject to revision based on developing information. A significant reduction in these reserves and resources or in their estimates could negatively affect the price of the Company’s stock. The figures for reserves and resources presented herein, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates. Such estimates are materially dependent on prevailing copper and gold prices and on costs of recovering and processing mineral at the individual mine sites. Market fluctuations in the price of copper and gold or increases in the costs to recover copper and gold at the Company’s mines may render the mining of ore reserves uneconomical and materially adversely affect the Company’s results of operations. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.
     There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates in this Report are based on various assumptions relating to copper and gold prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates.
     If the Company does not develop additional mineral reserves, it may not be able to sustain future operations. Because mines have limited lives, the Company must continually replace and expand its mineral reserves as its mines produce copper and gold in order to continue its operations. The life-of-mine estimates included in the Report for each of the Company’s material properties are based on a number of factors and assumptions and may prove incorrect. The Company’s ability to maintain or increase its annual production of copper and gold will significantly depend on its ability to bring new mines into production and to expand mineral reserves at existing mines.
     The Company requires the issuance and renewal of licenses and permits in order to conduct its operations, and failure to receive these licenses may result in delays in development or cessation of certain operations. The operations of the Company require licenses and permits from various governmental authorities to exploit its properties, and the process for obtaining licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays and uncertainties. Such licences and permits are subject to change in various circumstances. The Company may be unable to timely obtain or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.
     The success of the Company is dependent on copper and gold prices over which it has no control. The profitability of the Company’s operations is significantly affected by changes in the market price of copper and gold. Copper and gold prices fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company. The supply and demand for copper and gold, the level of interest rates, the rate in inflation, and changes in exchange rates can all cause significant fluctuations in copper and gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of copper and gold has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of copper and gold, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in copper and gold prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued.
     The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial,

technical and other resources than the Company, in the search for and the acquisition of attractive and mineral properties. The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties of prospects for mineral explorations. The Company may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.
     The Company has a history of losses, and future profitable operations cannot be assured. The Company may require additional capital that may not be available. The mining, processing, development, and exploration of the Company’s properties may require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties, or even a loss of property interest. Additional capital or other types of financing may not be available if needed or, if available, the terms of such financing may be unfavourable to the Company.
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
     Fluctuations in the exchange rate between Canadian and United States dollars may affect the United States dollar value of the Company common shares in ways that are different than changes in the Canadian dollar value of the Company common shares.
     The failure of the Company to pay royalties would adversely affect its business and operations. The Company’s mining properties are subject to various royalty and land payment agreements. Failure by the Company to meet its payment obligations under these agreements could result in the loss of related property interests.
     The business of the Company is dependent on good labor and employment relations. Production at the Company’s mines is dependent upon the efforts of employees of the Company and its employees may be impacted by changes in labor relations which may be introduced by, among others, employee groups, unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business. Adverse changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations, and financial condition.

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
     It may be difficult to enforce a United States judgement against the officers and directors of the Company or the experts named in the Report or to assert United States securities laws claims in Canada. Most of the executive officers and directors of the Company and its independent accountants are non residents of the United States, and all of the Company’s assets are located outside the United States. The executives and accountants reside in Canada, making it difficult or impossible to effect service upon them in the United States against the Company or such persons. Execution by United States courts of any judgment obtained against the Company or its officers or directors in United States courts would be limited to the assets of the Company or such persons, as the case may be, located in the United States. Additionally, it may be difficult for U.S. residents to obtain Canadian enforcement of U.S. judgment or to assert civil liabilities under United States securities laws in original actions instituted in Canada.
     In 2008, the Company will be dependent of four operations, the Copper Rand copper mine (the “Copper Rand Mine”), the Copper Rand mill (the “Copper Rand Mill”), the Merrill Island open pit (the “Merrill Pit”) and the Corner Bay copper project (the “Corner Bay Project”), as the source of its cash flow. The 2008 operating plan is based on a gold price of US$800 per ounce, a copper price of US$3.00 per pound and a Canadian/US dollar exchange rate of US$1.00/CAN$1.00 and anticipates cash production costs (excluding pre-production development, exploration and reclamation costs) of US$2.43 per ounce of copper for the Copper Rand Mine.
     The ability of the Company to achieve the cash production costs is largely based on the successful adoption of the operating assumptions and completion of the exploration and development work in the 2008 budget. Should metal prices decrease significantly or the US dollar decline significantly compared to the Canadian dollar or the cash cost be higher than projected, the ability of the mines to generate cash flow will be impaired.
     The Copper Rand Mine was in pre-production until the end of 2006. As a result, expected revenues generated from production at Copper Rand have been delayed and working capital was used to finance this delay. Additional investments have been required to increase the level of development and to change the mining method to include the mining method developed by Alimak AB (“Alimak Mining”) in order to add to the number of available stopes. Commencing on January 1, 2007, the mine reached commercial production and costs going forward have been carried on as operating costs. In addition, the Company signed an agreement with an effective date of January 1, 2007 with Ocean Partners UK Limited (“Ocean Partners”) for the purchase of the Company’s concentrate for a term of three (3) years ending on December 31, 2009 (the “Ocean Partners Agreement”). Following negociation with Ocean Partners to put in place additional financing from them, the contract was extended for an additional four (4) years now ending December 31, 2013.
     Development is underway on the Corner Bay deposit (the “Corner Bay Property”) which is the main asset of the Corner Bay Project. The extraction of the first ton of ore from the bulk sample was expected to begin in December 2007, but was delayed by the discovery of groundwater. The services of a consultant were retained to assist in implementing a grouting strategy to mitigate the groundwater issue and allow production to begin as soon as possible. Although production has been delayed, the issue was successfully addressed and development in ore began in March 2008.
     The figures for mineral reserves and resources presented herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or the indicated level of recovery realized. In addition, no assurance can be given that the copper and gold prices on which these estimates are based can be achieved. See Item 4 headings “The Joe Mann Mine”, “The Copper Rand Mine”, “The Corner Bay Project” and sub-heading “Mineral Reserves and Resources”. As well, lead times required for underground stope preparation and development in mining operations can affect production decisions and schedules. Copper and gold prices fluctuations may render mineral reserves containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades may cause the Company to be unprofitable in any particular accounting period.
     Environmental Matters
     Campbell holds all the permits required under the Environment Quality Act (Québec), the Mining Act (Québec) and other applicable legislation and regulations.
     During 1995, proposed amendments to the Mining Act (Québec) relating particularly to rehabilitation and restoration plans came into force. This legislation required that a rehabilitation and restoration plan be submitted for approval within one year of the legislation coming into force and that a financial guarantee be furnished with respect to such plan.
     The rehabilitation and restoration plans for the Joe Mann gold mine (the “Joe Mann Mine”) site were approved in early 2000 and a required amount of $350,000 was deposited as of December 31, 2005. The plan for the Campbell Mill site is currently under review. The appropriate method of re-mediating acid spots, which have appeared on fifty (50) hectares of previously re-vegetated tailings, is currently being reviewed. Two alternate methods are being considered which involve costs ranging from $10,000 to $30,000 per hectare. Campbell currently estimates that the maximum financial guarantee will be approximately $3,872,000 for the Campbell Mill. An amount of $808,000 was deposited as of December 31, 2006 for the purposes thereof. The asset retirement obligations total $4,249,000 for the Joe Mann Mine and the Campbell Mill sites as at December 31, 2007.
     Campbell, through its subsidiary MSV Restoration Inc., benefits from an environmental fund (the “Environmental Fund”) of approximately $4.3 million as at December 31, 2007 ($4.4 million in 2006 and $4.1 million in 2005) of which a $1,185,000 Canadian bond at fair value is currently held in trust by the ministère des Ressources naturelles et de la Faune (the “MRNF”) and of which the remaining $3,115,000 is currently held in a trust account managed by Computershare Trust Company of Canada (the “Trustee”). The Trustee had deposited with the MRNF the $1,185,000 financial guarantee in respect of the rehabilitation plan of the Company which was approved by the Québec mining authorities. The Environmental Fund was set aside for the restoration of the Copper Rand, Portage, Jaculet and Copper Cliff mining sites when the properties were acquired from Westminer Canada Limited (now WMC International Limited) (“Westminer”) in 1993. The asset retirement obligations for the Company regarding the Copper Rand, Portage, Jaculet and Copper Cliff mining sites total $3,028,000 as at December 31, 2007 ($2,826,000 in 2006). In the event there is a shortage of funds required to do the rehabilitation and restoration work, the shortfall will be assumed equally between the Company and the Société de développement de la Baie-James (“SDBJ”).
     In January 2004, the Oujibougoumou Cree initiated legal proceedings against the Company, claiming that the poor conditions of lakes in the region of Chibougamau, Québec was due to mining activities in the area. The Public Health Department, the ministère du Développement durable, de l’Environnement et des

Parcs (“MDDEP”) and the Québec Fish and Wildlife Association began to study the issue. In June 2006, the parties agreed to suspend proceedings for a period of two (2) years. It is not possible to determine either the outcome of the proceedings or the financial consequences for the Company.
ITEM 4. INFORMATION ON THE COMPANY
A.	History and Development of the Company
     General Background
     Campbell was incorporated in June 1950 under the laws of British Columbia. On September 8, 1982, the Company was continued under the Canada Business Corporations Act (Canada) (the “CBCA”) and on June 8, 1983, in connection with an amalgamation of three other companies, the name of the Company was changed from GM Resources Limited to Campbell Resources Inc. The Company’s registered office is located at 1155 rue University, Suite 1405, Montréal, Québec, H3B 3A7. The telephone and fax numbers are (514) 875-9033 and (514) 875-9764 respectively.
     Significant Subsidiaries
     MSV Resources Inc. and GéoNova Explorations Inc.
     On June 30, 2001 the Company merged, by way of plan of arrangement, with MSV Resources Inc. and GéoNova Explorations Inc. The merger was undertaken in order to consolidate the operations of the three companies in the Chibougamau mining camp in northwestern Québec. Following this merger, GéoNova Explorations Inc. and MSV Resources Inc. became wholly-owned subsidiaries of Campbell.
     Meston Resources Inc.
     In 1983, Campbell acquired a minority position in Meston Lake Resources Inc., that amalgamated with a wholly-owned subsidiary of the Corporation in 1987, to become Meston Resources Inc. (“Meston”), now a wholly-owned subsidiary of Campbell.
     On October 23, 2006, the Company, through its subsidiary Meston, acquired all of the outstanding shares of Pinnacle International (Taylor) Plaza Inc. (“PINNACLE”) which then became a wholly-owned subsidiary of the Company. PINNACLE, a corporation involved in residential development, was subsequently wound-up in Meston and dissolved on November 9, 2006.
     Corporation Copper Rand Inc.
     In May 2000, a new company, Corporation Copper Rand Inc. (“CCR”), was formed for the purpose of financing the Copper Rand Project, as more fully described under section entitled “Property, Plants and Equipment”.
     The Company, through its wholly-owned subsidiary, MSV Resources Inc., originally held a 16% equity interest and is the operator of the Copper Rand project (the “Copper Rand Project”) with its three partners, the Solidarity Fund QFL (the “Fund”), SDBJ and SOQUEM Inc. (“SOQUEM”) (collectively, the “Partners”), holding 28%, 28% and 28% respectively. SDBJ, a Québec government-owned economy-based corporation, has as its mission to further the development of natural resources, other than hydro electrical resources, in the James Bay territory within a perspective of sustainable development. SOQUEM is a division of SGF Minéral inc., which is a subsidiary of the Société générale de financement du Québec (the

“SGF”) (a Québec government-owned corporation). Investissement Québec is a government corporation with a full range of resources to both attract foreign investment and support the development of Québec-based companies of all sizes in order to create jobs. It makes use of significant financial levers to promote investment projects that meet the government’s economic development priorities. The mission of the SGF is to carry out economic development projects in co-operation with partners and in accordance with accepted requirements of profitability, in particular in the industrial sector.
     The Copper Rand Project, as finally approved, included the transfer of MSV Resources Inc. assets related to the project valued at $10,000,000 in return for i) a 16% interest in CCR, ii) the possible issuance of unsecured 8% convertible debentures by MSV Resources Inc. for a maximum of $15,000,000, iii) the possible issuance of shares of MSV Resources Inc. exchangeable into up to 21,512,195 common shares of the Company in consideration of the exchange of interests held by the Partners in CCR, iv) the possible issuance of 2,439,025 common shares of the Company to Investissement Québec and v) the set-up of a guarantee by MSV Resources Inc. in favour of Investissement Québec. All common shares were to be issued at a minimum price of $1.025 per share and convertible debentures had a conversion price of $1.025 per share.
     In July 2001, in accordance with the terms of their initial investment, SOQUEM and SDBJ exchanged a 5% interest in CCR into convertible debentures of MSV Resources Inc. increasing MSV Resources Inc.’s interest in CCR from 16% to 26%. MSV Resources Inc. issued an aggregate of $2.5 million of debentures bearing interest at a base rate of 8% annually, escalating based on metal prices and CCR’s production levels. The debentures are convertible into Campbell common shares at a conversion price of $1.025 per share.
     On October 1, 2003, Campbell, acquired through MSV Resources Inc. control of CCR by increasing its interest from 26% to 76% through the issuance of 12,195,120 Campbell common shares.
     On November 30, 2004, the Company acquired the remaining 24% of the outstanding shares of CCR, which became a wholly-owned subsidiary. The Company entered into an agreement with the Fund, SGF Mines Inc. (“SGF Mines”) and SDBJ by which Campbell, through MSV Resources Inc., acquired each of their respective 8% interests in CCR by issuing, to each of the Partners, a total of 1,951,220 Campbell common shares, for a total of 5,853,660 shares. The Partners have participated in the development of the Copper Rand Project since 2001. In June 2003, the Partners agreed to convert part of their interest in CCR into shares of Campbell thus increasing Campbell’s participation to 76%. This new agreement allowed Campbell to acquire all minority interests, which had a book value of $5,721,000 as of November 30, 2004. On December 31, 2004, MSV Resources Inc. and CCR merged to become MSV Resources Inc.
     1329498 Alberta Ltd. and MSV Resources 2007 Inc.
     In November 2007, Campbell and its subsidiaries completed a reorganisation involving MSV Resources Inc., 1329498 Alberta Ltd. and other affiliates of Campbell. As a first step, in April 2007, substantially all of the assets of MSV Resources Inc. were transferred to a wholly-owned subsidiary of Campbell incorporated in 2005, 6479499 Canada Inc., in consideration for the issuance to MSV Resources Inc. of one preferred share of its capital stock and the assumption of MSV Resources Inc.’s debts. In June 2007, 1329498 Alberta Ltd. (“AlbertaCo”) was incorporated. 99.999% of the capital stock of AlbertaCo was issued to Campbell and one common share was issued to an arm’s length party. AlbertaCo acquired on November 9, 2007 all of the issued and outstanding shares of MSV Resources Inc. Moreover, as part of this reorganization, a private capital firm invested $2.050 million in AlbertaCo by way of a convertible debenture. On November 12, 2007, 6479499 Canada Inc. changed its name to MSV Resources 2007 Inc. (“MSV”).
     A chart of the current structure can be found under Section C entitled “Organizational Structure”.

     Acquisition or Disposition of Material Assets
     Mexican Assets
     During the 2001 fiscal year, the Company entered into an option agreement to sell its Mexican subsidiary, Oro de Sotula, S.A. de C.V. (“Sotula”), acquired in 1994 and which held the Santa Gertrudis property, to Queenstake Resources Ltd. (“Queenstake”). This option was exercised effective January 31, 2002. Queenstake assumed full liability for proper abandonment and reclamation of the Santa Gertrudis property and has agreed to indemnify that company with respect to all environmental obligations. The transaction provided that the Company could receive up to US$2 million depending on future events, plus a royalty of 1% of the net smelter returns on any future production from the property and a one-third share of any proceeds from a further sale of the Santa Gertrudis property by Queenstake. In September 2002, the Company received US$150,000 through the issuance of 978,500 shares of Queenstake, pursuant to a provision note triggered at a gold price of US$330. These shares were sold for net proceeds of $430,000, during the first quarter of 2003. In 2003, payment of the remaining notes totalling US$1,850,000 was triggered and the Company received a final amount of US$1,650,000 of which CAN$1,492,000 was paid in cash and the balance by the issuance of common shares by Queenstake.
     In November 2002, the Company sold its other Mexican subsidiary, Recursos Escondidos, S. A. de C.V., holder of the Roca Roja property to International Coromandel Resources Ltd. (“Coromandel”). As consideration for the sale, the Company received 50,000 common shares of Coromandel; a royalty of 1% of the net smelter returns and a royalty of US$0.10 per ton of ore mined up to a maximum of US$2 million in respect of any future operations on the property. Coromandel assumed full liability for proper abandonment and reclamation of the Roca Roja property and indemnified the Company with respect to all environmental obligations.
     In 2002, Queenstake sold the property to Coromandel and, under the agreement between the Company and Queenstake, the Company received one-third of the consideration consisting of 120,769 shares of Coromandel and a royalty on the Santa Gertrudis property of two-thirds of a percent (2/3%) of the net smelter returns.
     Discovery Project
     On October 8, 2002, Strateco Resources Inc. (“Strateco”) signed a final agreement with GéoNova, under which Strateco has the option to acquire a 50% interest in the Discovery gold project (the “Discovery Project”) located on the Discovery property (the “Discovery Property”) by funding $4,500,000 in exploration over four (4) years. On February 15, 2006, GéoNova entered into an agreement with Strateco whereby GéoNova sold the Discovery Property to Strateco for a global value of $1.5 million (in cash & shares).
     Bachelor Lake Property
     In July 2003, the Company entered into an agreement with Wolfden Resources Inc. (“Wolfden”) entitling Wolfden to acquire a 50% interest in the Bachelor Lake property (the “Bachelor Lake Property”), located in the Township of Lesueur, Québec, by committing to spend $3,000,000 in exploration work on the property over three years, of which $1,500,000 would be spent in the first year, and by paying $100,000 per year over the first two years or, in lieu of each payment, to issue 50,000 common shares of its capital stock.
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
     The Eastmain Mine
     On February 27, 2007, MSV Resources Inc. sold the Eastmain gold mine (the “Eastmain Mine”) to Eastmain Mines Inc., a wholly owned subsidiary of Eastmain Resources Inc. (“Eastmain”), in consideration of $2.5 million in cash at closing, and 1,000,000 in common shares of Eastmain and 500,000 share purchase warrants allowing for the purchase of common shares of Eastmain at the price of $1.00 per share, for a period of twelve (12) months. On May 18, 2007, Eastmain has issued an additional 1,000,000 common shares and 500,000 purchase warrants allowing for the purchase of common shares at price of $1.50 per share for a period of 12 months from the date of issuance. A royalty of 2% of the net smelter returns on any production over and above 250,000 ounces of gold will also be retained with an option in favour of Eastmain to re-purchase one-half of the royalty for $1 million.
     Joe Mann Mine
     On September 20, 2007, Meston and Gold Bullion Development Corp. (“Gold Bullion”) executed a letter of intent regarding the acquisition of the Joe Mann Mine by Gold Bullion in consideration for: (i) $200,000 paid at the signing of the letter of intent; (ii) debentures in the amount of $5,100,000 with annual interest of 8% in the name of Meston secured by a first hypothec on immovables including the hoist and head frame, and stores; (iii) interest on debentures to be paid quaterly; (iv) redemption of debentures to be done in three (3) equal installments with the first payment of $1,700,000 eighteen (18) months from the date of the definitive agreement and the other payments to be made twelve (12) and twenty-four (24) months later; and (iv) a net smelter return royalty of 4% on all production from the Joe Mann Mine to be paid to Meston. Meston would be re-imbursed by Gold Bullion the amount of $500,000 on deposit with the MRNF for restoration of the Joe Mann Mine. However, as of March 31, 2008, Gold Bullion has not met its obligations under the memorandum of understanding and is in default.
     The Chevrier Project
     GéoNova entered into an agreement on November 8, 2007 with Tawsho Mining Inc. (“Tawsho”) whereby Tawsho acquired all of GéoNova’s interests in the Chevrier project (the “Chevrier Project”), comprised of five claim blocks including 270 mining claims covering 4,297 hectares located in the Fancamp, Hauy and Queylus Townships, near Campbell’s Joe Mann Mine, about 30 km southeast of Chapais and 35 km south of Chibougamau, Québec. The agreement provided that Tawsho, in consideration for the acquisition of the Chevrier Project claims, shall pay to GéoNova the sum of $1,500,000, $750,000 of which was payable upon execution of the agreement and $750,000 will be payable twelve (12) months later. The agreement also provided that default by Tawso to make the second payment on due time will allow GéoNova to demand the resolution of the sale without reimbursement of the first payment or indemnity for work programs or other improvements brought to the Chevrier property and that Tawsho shall not encumber the Chevrier property until full payment has been received by GéoNova.
     Bankruptcy, Receivership or Similar Proceedings
     Delays in completing development of the Copper Rand Mine resulted in substantial additional costs and production shortfalls which brought about a rapid deterioration of the Company’s financial situation. As a result, on June 30, 2005, the Company and its subsidiaries filed for protection under the Companies’

Creditors Arrangement Act (Canada) (“CCAA”) and were granted an initial order requiring the presentation of plans of arrangement (collectively, the “Plan of Arrangement”).
     On June 8, 2006, the Company filed the Plan of Arrangement. On June 26, 2006, the Plan of Arrangement was approved at a meeting of creditors of the Company and its subsidiaries, and on June 27, 2006, the Superior Court of Québec sanctioned the Plan of Arrangement. On February 27, 2007, the court appointed monitor under the CCAA, Raymond Chabot Inc. (the “Monitor”) issued a Certificate of Execution with respect to the Plan of Arrangement of Campbell confirming that it has executed all of its obligations pursuant to its plan of arrangement with its creditors. The Company also remitted to the Monitor all amounts required for the payment in full of the claims made by the creditors of GéoNova. The Monitor has certified that GéoNova has now fulfilled all of its obligations with respect to the Plan of Arrangement.
     As part of the November 2007 reorganisation of the subsidiaries of Campbell, which was contemplated under the Plan of Arrangement, a private capital firm invested $2.050 million in one of the Corporation’s subsidiaries by way of a convertible debenture. The net proceeds of that investment were used to pay debts owed to the Corporation by this subsidiary and were ultimately transferred to the Monitor in accordance with the Plan of Arrangement. With this agreement, MSV Resources Inc. was able to fulfil its obligations under the Plan of Arrangement and the Monitor certified that MSV Resources Inc. had fulfilled all of its obligations with respect to the Plan of arrangement and a Certificate of Execution was filed on November 27, 2007.
     The court granted extensions of the CCAA protection to May 31, 2008 for the subsidiary Meston.
     Capital Expenditures and Divestitures for the Last Three Financial Years
     AlbertaCo
     As mentioned under subsection entitled “Significant Subsidiaries”, in June 2007, Campbell acquired 99.999% of the capital stock of AlbertaCo, a newly incorporated company, in consideration for the transfer of all shares of MSV Resources Inc. owned by Campbell to AlbertaCo and the issuance by AlbertaCo of a promissory note, having a principal amount equal to the aggregate of any and all mining credits, Goods and Services Tax and the Québec Sales Tax reimbursements and other amounts received by MSV Resources Inc. pursuant to tax legislation prior to the dissolution of MSV Resources Inc. following its winding-up into AlbertaCo, which were accrued prior to the date of issuance of the promissory note (net of any amounts payable, other than amounts assumed by MSV).
     Joe Mann Mine
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
     During the 2001 and 2002 fiscal years, the Company completed a three tranches $32,400,000 royalty financing on future production from the Joe Mann Mine for cash receipts of $1.7 million and notes receivable totalling $26.1 million. During the first quarter of 2003, with the decision not to bring the Corner Bay Property into production, Campbell re-purchased the royalty units in Corner Bay and sold additional units in the Joe Mann Mine. Following this transaction, 4,740 royalty units in the Joe Mann Mine, the maximum number of units contemplated by the financing, were issued and outstanding. The royalty was paid to the unit holders based on the following formula: the fraction of outstanding royalty units over 4,740 units multiplied by $8 per ton of ore for the years 2002 and 2003, $14 for 2004, $35 from January 1, 2005 until the net proceeds of the royalty sale, plus interest of 10% compounded annually, exceed the aggregate of all royalty payments, from the date paid to the date of determination, at 10% compounded annually and $1.50 per ton thereafter. The unitholders had the right to require the Company to retract the royalty on or at any time after May 1, 2004 at the fair market value of the royalty unit. In 2005, the unitholders exercised their right and the Company repurchased the deferred royalty for a total lump sum of $5,900,000. This deferred royalty amounted to $24,908,000 at the time of the repurchase and the Company therefore recorded a gain of $19,008,000. However, given the uncertainty regarding the collection of the notes receivable from the unitholders, the Company has recorded an allowance for doubtful account equal to the remaining portion of the amount, which stood at $17,437,000 at the repurchase date. The net impact resulting from the repurchase of the deferred royalty aggregates $1,571,000 and was included in other income in 2005. The Company submitted on June 22, 2007 a notice of arbitration to the unitholders in order to recover the entire amount. On Novermber 2007, legal proceedings against the Company were initiated by the secutity agent for the unitholders, Promittere, in front of the Ontario Superior Court of Justice.
     Copper Rand Mine and Corner Bay Project
     The Company entered into a letter agreement dated April 18, 2006 (the “Nuinsco Letter Agreement”) with Nuinsco Resources Limited (“Nuinsco”) whereby Nuinsco agreed to (i) provide interim and ongoing consulting services respecting the operations of the Company’s mines, (ii) assist the Company in obtaining funding for the development of the Copper Rand Mine to a minimum of $5 million, (iii) subscribe for $2.5 million of units (the “Nuinsco Placement”) under the conditions of the Nuinsco Placement including (a) that the number of common shares in the share capital of Campbell comprising part of the Nuinsco Placement shall represent 10% of the number of outstanding common shares calculated on a fully diluted basis after giving effect to the Brokered Placement (as defined hereinafter) and the Rights Offering (as defined hereinafter) and (b) that the Company shall have completed the Brokered Placement (as defined hereinafter) and the Rights Offering (as defined hereinafter) and (iv) obtain a non-recourse project loan (the “Corner Bay Loan”) in an amount up to a maximum of $4,000,000 and/or other financing sufficient to develop and bring into commercial production a mine above the 250 metre level at the Company’s Corner Bay Property in accordance with a feasibility study to be prepared by Nuinsco at the Company’s cost, subject to the approval of the Company’s board of directors. Upon the execution of a definitive agreement with a lender respecting the Corner Bay Loan or prior to commencement of the development of the Corner Bay deposit, whichever occurs first, the Company agreed to transfer to Nuinsco, for no cost, an undivided 50% interest in the Corner Bay Property, free and clear of all liens, encumbrances, royalties and other interests whatsoever (other than a royalty of 2% of the net smelter return payable in respect of sales exceeding 750,000 tons of ore and the encumbrances created pursuant to the Corner Bay Loan).
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
     On May 1, 2006, the Company entered into an operating consulting agreement with Nuinsco (the “Operating Consulting Agreement”), whereby Nuinsco provides consulting services for Campbell’s development and mining activities, including development to increase production at the Copper Rand Mine, development of the Corner Bay Property and operation of the Joe Mann Mine. Nuinsco has completed a study and prepared a development and mining plan which could provide the additional production necessary to bring the Corner Bay Property into production. The Operating Consulting Agreement has been in effect since May 1, 2006 and Nuinsco shall be entitled to terminate the Operating Consulting Agreement upon thirty (30) days prior notice to the Company and the latter shall be entitled to terminate the Operating Consulting Agreement upon 180 days prior notice to Nuinsco. Under the Operating Consulting Agreement, Nuinsco received: (i) 2 million common shares of the Company upon commencement of the provision of services under the Operating Consulting Agreement; (ii) 1 million common shares of the Company upon completion of the Brokered Placement, Nuinsco Placement and Rights Offering (as defined hereinafter); (iii) $25,000 plus 200,000 common shares of the Company per month (up to a maximum of 4 million common shares); and (iv) share purchase warrants equal to 20% of the outstanding common shares of the Company, after completion of the Brokered Placement, Rights Offering and Nuinsco Placement. The Company accounted for these warrants in 2006, since all the conditions had been met as at December 30, 2006, even if the issuance of the warrants was delayed to January 18, 2007 due to the necessity to obtain additional regulatory approval required by the increase in the total number of warrants to be issued, compared to the pre-approved number, the fair value of the 67,807,429 warrants, exercisable at a price of $0.10 per share until January 18, 2009, was estimated at $4,218,000 and accounted for as reorganisation costs.
     On April 23, 2007, the Company closed a $7 million private placement equity financing allowing Nuinsco to complete its earn-in of the 50% carried interest and be entitled to 50% of the operating cash flow generated by the Corner Bay Project. On July 23, 2007, a Participation Agreement was signed between MSV and Nuinsco providing the following: 100% of operating cash flow is being retained by Campbell until it will recoup capital expenditures incurred on or after December 31, 2006 to develop the Corner Bay Property and subsequently, 50% of positive operating cash flow shall be retained by Campbell to repay historical capital expenditures of approximately $4.1 million, with the remaining 50% of positive cash flow to be distributed equally to Nuinsco and Campbell. Thereafter, operating cash flow will be distributed to Nuinsco and Campbell on a 50:50 basis.
     Methods of Financing
     For the fiscal years ended December 31, 2001, 2002, 2003 and 2004, the Company received $4,896,000 in mining tax credits from Québec governmental authorities. The Company has claimed approximately $429,000 in mining tax credits for the fiscal year ended December 31,2005 and approximately $370,000 for the fiscal year ended December 31, 2006 which are currently under review by Quebec governmental authorities.
     In March 2004, the Company closed a private placement led by GMP Securities Ltd. and including Westwind Partners Inc., Sprott Securities Inc., Haywood Securities Inc. and Maison Placements Canada Inc., of 11,023,000 units at $0.80 per unit, for gross proceeds of $8,818,400. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant was exercisable for one common share at $1.20 per share for a period of three years. The common share purchase warrants expired on March 11, 2007 without being exercised. The proceeds of this private placement were used for the development of the Copper Rand Mine.
     In 2004, the Company concluded an amendment to the convertible debentures to postpone all payments by one year. The convertible debentures are considered as pre-petition liability under the Plan of Arrangement pursuant to the CCAA proceedings. These debentures are convertible at any time, at the option of the holders into common shares of MSV Resources Inc. and will bear interest at a base rate of 8% annually plus added interest based on metals prices and CCR’s production volume. Additional approval by regulatory authorities will be required should the additional interest be converted into shares. The conversion price is $1.025 per share. Conversion of all the outstanding debentures would require the issuance of 634,146 common shares of Campbell. The debentures are refundable as to 20% of capital on July 1, 2005, as to 40% on July 1, 2006 and as to 40% on July 1, 2007.
     Beginning on the first anniversary, the debentures are convertible at the MSV Resources Inc.’s option at a conversion price equal to the average closing price of Campbell’s common shares over the 20 trading days prior to conversion, on condition that the average closing price of Campbell common shares over the 20 trading days prior to the date of conversion is at least equal to or greater than twice the adjusted conversion price under the terms of the debentures. Pursuant to the exercise of its conversion rights, MSV Resources Inc. can only convert debentures up to a maximum of the lesser of 25% of the number of Campbell common shares that are issued and outstanding on such date and 40% of the trading volume of the Campbell common shares on the Toronto Stock Exchange (the “TSX”) over the six-month period prior to conversion. The terms of the debentures also provide for a 6-month waiting period between the conversion of any debenture by MSV Resources Inc. and provide for an escalation in the conversion price of $1.025 for each US$10 increase in the price of gold above US$350 up to a maximum escalation of $1.64.
     During the month of October 2004, the Company obtained a line of credit of up to US$8 million with Auramet Trading, LLC (“Auramet”) in order to finance 90% of the payable copper and silver content and 100% of the payable gold content included in the concentrate originally shipped to Falconbridge Limited’s smelting facilities and shipped since 2007 to Ocean Partners pursuant to the Ocean Partners Agreement, from the Copper Rand and Joe Mann Mines. The Company paid a fee of US$100,000 and issued 200,000 share purchase warrants, giving Auramet, for a three-year period, the right to subscribe to 200,000 common shares at a price of $0.65 per share. This line of credit terminated on December 31, 2005. In January 2006, this line of credit was extended to December 31, 2006 with an increase in the interest rate to LIBOR plus 4% and the issuance of 200,000 additional share purchase warrants for a two-year period at a price of $0.20 per share. Additional fees with respect to said extension are US$25,000 paid from the first payment under the facility and US$25,000 from the first payment made in June 2006. Monthly administrative fees of US$2,500 were to be deducted from the first payment in each month of the facility; said administrative fee to cease for each month following the month that the obligors emerge from the protection of the CCAA. On the maturity date, the line of credit with Auramet was not renewed.
     In 2004, MSV Resources Inc. entered in an exchangeable capital units (“ECU”) financing of $4,000,000 with RMB Resources Ltd. (“RMB”), guaranteed by a first-ranking hypothec on the Corner Bay, Eastmain and Joe Mann properties, and a floating charge on all other Company assets. The net proceeds were used to complete the development at the Copper Rand Mine and to increase working capital. The Company repaid the $4,000,000 loan granted by RMB on September 29, 2006 with the proceeds of its financings in 2006.
     The Company completed a $1,800,000 non-brokered private placement in December 2004 through the issuance of 2,690,367 flow-through shares to private investors. The amount raised under this private placement allowed Campbell to pursue its exploration programs on the Corner Bay, Jaculet and Eastmain properties.
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

     The 2006 Prospectus also qualified a rights offering to the shareholders of the Company of up to 233,220,881 rights to purchase 69,966,264 (the “Rights Offering”) under the terms and conditions described hereinafter. The Company issued transferable rights to the holders of its common shares at the close of business on October 30, 2006. Each shareholder of the Company received one transferable right (a “Right”) for each share held and every ten (10) Rights entitled the holder to subscribe for and purchase three Campbell units at a price of $0.08 per unit up to November 24, 2006. Additional units were subscribed for pursuant to the additional subscription privilege. Each unit consisted of a common share and one-half of one common share purchase warrant. Each whole warrant entitles its holder to subscribe for one additional common share at a price of $0.15 per share until May 26, 2008. In the event that the Rights Offering was not fully subscribed, the Agent and Nuinsco had the option to take up any shortfall on a prorate basis to their equity financings. For greater certainty, neither the Agent nor Nuinsco was obligated to take up any such shortfall. On November 24, 2006, the Company announced that its rights offering had been fully subscribed, raising proceeds of $5,597,301.
     On December 30, 2006, the Company and Nuinsco closed the Nuinsco Placement whereby Nuinsco subscribed for 31,250,000 units for gross proceeds of $2.5 million. Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles its holder to subscribe for one common share of the Company at a price of $0.15 per share until May 26, 2008.
     On April 23, 2007, the Company closed a $7 million private placement equity financing, consisting of 56 million flow-through common shares at a price of $0.125 per share with a syndicate of agents lead by Conmark Securities Inc. and including Dundee Securities Corporation and Octagon Capital Corporation which received $420,000 in commissions and 3,360,000 broker warrants each entitling its holder to purchase one common share in the capital stock of the Company at a price of $0.13 for a period of 18 months from the closing date.
     The completion of this financing triggerered the availability of a further $4 million in convertible debt financing that was equally issued to Nuinsco and Ocean Partners on July 20, 2007. The convertible debentures bear interest at 11.5% per annum and are convertible into units of Campbell at a price of $0.13 per unit, with each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of Campbell for $0.16 per share for a period of twenty-four (24) months from closing. The convertible debentures mature two years after the closing and are secured by a first charge on Corner Bay.
     On November 26, 2007, the Company closed a $2.5 million non-brokered private placement of 14,705,883 flow-through common shares priced at $0.17 per flow-through common share. Cash commissions totalizing $134,220 were paid to agents.
     The Company closed another non-brokered private placement of 3,105,882 flow-through common shares priced at $0.17 per flow-through common share on December 21, 2007 for total proceeds of $528,000.
B. Business Overview
     Nature of the Company’s Operations and Activities
     The Company sells metals on international markets at prices that fluctuate daily based on world market supply and demand and is in competition with other mining companies, insofar as they produce the same product, in a market where price and quality advantages cannot be claimed by any of the market participants.
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
     The main assets of the Company are the Joe Mann Mine, the Copper Rand Mine and the Corner Bay Property, which are all located in Québec, Canada. However, a letter of intent has been signed by Meston and Gold Bullion in which Meston agrees to sell the Joe Mann Mine to Gold Bullion.
     Joe Mann Mine
     The Joe Mann Mine is an underground gold mine owned by Meston and is located near the town of Chibougamau, which is approximately 350 miles north of Montréal, Québec. Meston is a wholly-owned subsidiary of the Company. The Joe Mann Mine was brought back into production by the Company in 1987. After a shutdown in November 2000, the mine resumed production in April 2002 and has been in production until September 11, 2007, when the Company stopped the mining operations of the Joe Mann Mine, since results from deep drilling programs were unsatisfactory to the Company.
     On September 20, 2007, Meston and Gold Bullion executed a letter of intent regarding the acquisition of the Joe Mann Mine by Gold Bullion. See discussion of agreement with Gold Bullion in Item 4 under subsection entitled “Property, Plants and Equipment”.
     Copper Rand Mine
     The Copper Rand Mine, an underground copper mine owned by MSV, a wholly-owned subsidiary of the Company, is also located near the town of Chibougamau.
     Since 2001, development work has been performed to permit the access to the ore body between levels 4,000 and 5,000. The development work includes the deepening of the shafts to a depth of 4,320 ft. with all its infrastructure, a 3,800 ft. decline ramp with its conveyor, a 900 ft. raise of ventilation connected to the upper level and all the required development to access the ore between levels 4,790 and 4,510, and the modification to the hoist system and the preproduction. The Copper Rand Mine has been in production since January 1, 2007.
     The breakdown of gross metal sales of the Copper Rand Mine for the last three financial years are as follows:

	2007		2006		2005
Sales	Quantities	$’000	Quantities	$’000	Quantities	$’000
Gold (ounces)	4,733	3,365	3,631	2,769	7,098	4,036
Copper (lbs)	4,044,066	13,594	3,271,000	12,969	6,777,000	15,489
Silver (ounces)	10,749	126	8,813	134	21,820	183
Gain (loss ) on foreign exchange		(56)		38		(144)
Total gross metal sales		17,029		15,910		19,564
     Corner Bay Property
     The Corner Bay Property is located near the Chibougamau Lake in the townships of Lemoine and Obalski, about 20 km (in a straight line) from the city of Chibougamau, approximately 45 km by road. The Corner Bay Property covers approximately 256 hectares. A total of 16 claims cover the property. The claims covering the property are all held by MSV.
     In order to move forward the pre-feasability stage, the following work to be executed by the Company is part of recommendation made by Systèmes Géostat International Inc. in their technical report entitled Corner Bay deposit, Audit of Mineral Resources dated July 12, 2006. The Company must continue exploration drilling at depths below the diabase dyke in infill the drilling grid in the top part to increase the amount of indicated mineral resources. The Company must carry out copper metallurgical recovery investigations on diamond drill core and/or on bulk samples during or before pre-feasability study. The Company must proceed with the extraction of a bulk sample of approximately 42,000 tonnes by the sinking of a ramp to validate the mineral resources estimated within the first 300 vertical metres. A bulk sampling project has already been initiated by the Company.
     The extraction of the first ton of ore from the bulk sample was expected to begin in December 2007, but was temporarily delayed upon encounter with groundwater. The issue was successfully addressed in February 2008 and development in ore has begun in March 2008.
     Seasonality
     The Company’s operations are not expected to be seasonal and its mining and milling operations will be carried out year round.
     Material Effects of Government Regulations
     The Company requires the issuance and renewal of licenses and permits in order to conduct its operations, and failure to receive these licenses may result in delays in development or cessation of certain operations. The operations of the Company require licenses and permits from various governmental authorities to exploit its properties, and the process for obtaining licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays and uncertainties. Such licences and permits are subject to change in various circumstances. The Company may be unable to timely obtain or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

C. Organizational Structure
     The following chart illustrates the principal subsidiaries of Campbell, together with the jurisdiction of incorporation of each company and the significant properties held by each company:

Notes:

(1)	See discussion of agreement with Strateco discussed in Item 4 under subsection entitled “History and Development of the Company”.

(2)	See discussion of agreement with Eastmain Resources Inc. discussed in Item 4 under subsection entitled “History and Development of the Company”.

(3)	See discussion of agreement with Metanor discussed in Item 4 under subsection entitled “History and Development of the Company”.

(4)	See discussion of agreement with Tawsho discussed in Item 4 under subsection entitled “History and Development of the Company”.

(5)	See discussion of agreement with Gold Bullion discussed in Item 4 under subsection entitled “History and Development of the Company”.

(6)	One (1) common share representing 0.001% of the capital stock of AlbertaCo is owned by an arm’s length party. See discussion in Item 4 under subsection entitled “History and Development of the Company”.
D. Property, Plants and Equipment
     Campbell Material Tangible Fixed Assets
     The following map of the Province of Québec shows the locations of the mines and principal exploration properties of the Company

     Location of the mines and principal exploration properties of Campbell Ressources inc.
     Properties of Meston
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

     During 1992, the No. 2 shaft was deepened to a depth of 2,676 feet. This deepening project opened up four new levels between the 1,825 and 2,350 levels. The deposit has been mined along a 3,000-foot strike. During 1997 and 1998, the No. 2 shaft was further deepened by 1,081 feet to a depth of 3,757 feet to permit six new levels to be mined. This project was completed in July 1998 at a cost of $13.1 million, approximately $1.4 million less than budgeted. The No. 2 production shaft is constructed to permit future deepening without interruption of production.
     During 1999, as production moved to the lower levels, operations were significantly affected by ground control problems and excessive dilution. Resulting higher cash operating costs compelled management to temporarily suspend development and mining operations to permit re-evaluation of the economic viability of the Joe Mann Mine and development of a new mine plan. Mining operations resumed in April 2000, under a new mine plan using the cut and fill mining method. While this mining method achieved improved ground conditions, it resulted in lower than expected productivity and prohibitively high operating costs. With the assistance of external consultants, efforts were made through mid-November to achieve profitable operating levels. In the month of October, production reached 5,000 ounces; however, the cash cost was US$330 per ounce. Given the low gold price and the operating problems, the decision was taken on November 10, 2000 to again temporarily suspend operations.
     In the period following this decision, mineral resources and reserves were reviewed and an exploration and development plan for the resumption of operations (the “2001 Plan”) was prepared. Management also considered various strategies to ensure that the future exploration and development requirements of the mine would be properly funded. The 2001 Plan was presented to the Board of Directors on March 14, 2001. The 2001 Plan concluded that current development was insufficient to permit the required production rates to be achieved and maintained and that a development and long-term exploration program was required to permit planning and development between the 2,350 and 3,400-foot levels. The 2001 Plan at the Joe Mann Mine commenced in November 2001. Progress on these programs enabled the Company to gradually resume mining operations in April 2002. Milling operations re-commenced in February 2002. The Joe Mann Mine has been in production until September 11, 2007, when the Company stopped the mining operations, since results from deep drilling programs were unsatisfactory to the Company.
     On September 20, 2007, Meston and Gold Bullion executed a memorandum of understanding regarding the acquisition of the Joe Mann Mine by Gold Bullion in consideration for: (i) $200,000 paid at the signing of the letter of intent; (ii) debentures in the amount of $5,100,000 with annual interest of 8% in the name of Meston secured by a first hypothec on immovables including the hoist and head frame, and stores; (iii) interest on debentures to be paid quaterly; (iv) redemption of debentures to be done in three (3) equal installments with the first payment of $1,700,000 eighteen (18) months from the date of the definitive agreement and the other payments to be made twelve (12) and twenty-four (24) months later; and (iv) a royalty of 4% of the net smelter returns on all production from the Joe Mann Mine to be paid to Meston. Meston would be re-imbursed by Gold Bullion the amount of $500,000 on deposit with the MRNF for restoration of the Joe Mann Mine. Gold Bullion will assume from the date of the definitive agreement, employee liabilities for employees retained by Gold Bullion and environmental liabilities. Campbell and Meston will have an option to buy the hoist and head frame at a price of $3,000,000 less amount owing to Meston at the time of the purchase, if the said hoist and head frame are no longer in use at the mine. A definitive agreement will be entered by the parties once regulatory authorities have approved the transaction. Expenditures incurred by Meston since September 16, 2007 will be assumed by Gold Bullion. However, as of March 31, 2008, Gold Bullion has not met its obligations under the memorandum of understanding and is in default.

     The Joe Mann Mine is currently held on a care and maintenance basis until the conclusion of the final agreement for the sale of the mine to Gold Bullion.
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
     There are two limbs of high-grade ore mineralization that occur at the northern and southern contacts between the porphyry dyke and a sheared gabbro. During 1999, definition drilling indicated an extension of a high grade zone in the hanging wall of the Main Zone between the 2,750 and 3,100 levels. Definition drilling is continuing between the 2,250 and 3,450 levels in order to outline additional mineral reserves and resources and confirm grade and potentially identify wider zones in this area.
     Mineral Reserves and Resources
     Mineral reserves at the Joe Mann Mine were reviewed extensively by management following the temporary suspension of mining operations in November 2000.

     The following table summarizes mineral reserves estimated and calculated by the Company at December 31, 2007 for the Joe Mann Mine on the basis of a gold price of US$800 per ounce, at December 31, 2006 on the basis of a gold price of US$575 per ounce and at December 31, 2005 on the basis of a gold price of US$425 per ounce. The mineral reserves and resources at December 31, 2007 were actualized by the Company from an audited report entitled Audit of the Mineral Resouces and Mineral Resources of the Joe Mann Mine dated July 21, 2006 by Systèmes Géostat International inc., independent geological and mining consultants.

	Mineral Reserves
	December 31, 2007		December 31, 2006		December 31, 2005
		Grade		Grade		Grade
	Tons	(oz./ton)	Tons	(oz./ton)	Tons	(oz./ton)
Proven	0	—	32,000	0.201	45,300	0.236
Probable	0	—	6,000	0.211	64,000	0.245

Total	0	—	38,000	0.203	109,300	0.241

Notes:

(1)	These estimates were verified internally by Ghislain Deschênes (2006) and Jean Tanguay (2005) both Qualified Persons who are practicing as geologists since 1982 and 1996 respectively.

(2)	Details and parameters of mineral resource calculations at December 31, 2005, 2006 and 2007.

Calculation method	Data bloc modelling

Cut off grade: 2007 (2006, 2005)	N/A oz Au/T (0.200, 0.225)

High-grade cut Au	2.0 oz

Dilution: 2007 (2006, 2005)	6 ft. min. horz. Width

Mill recovery (Au): 2007 (2006, 2005)	82.7%, (84.6%, 83%)

Price assumption (Au): 2007	US$800/oz

(2006, 2005)	(US$575/oz, US $425/oz)

Exchange rate CAN$/US$: 2007 (2006, 2005)	1.000, (0.893, 0.800)
     The total estimated proven and probable mineral reserves at the Joe Mann Mine decreased by 71,300 tons from 109,300 tons at December 31, 2005 to 38,000 tons at December 31, 2006. after taking into account production during 2006 of 80,639 tons grading 0.207 ounces of gold per ton, and the decrease of the cut off grade from 0.225 opt Au to 0.200 opt Au. Following the end of the operation in September 2007, mineral reserves were at nil tons as at December 31, 2007.
     Exploration activity at the Joe Mann Mine was gradually scaled down in 2004. The depth extension of the West Zone below the 2,900 level was deceiving and other targets tested which could have been accessible within the mine infrastructure did not return significant results considering that a cut off grade of 0.30 opt Au over 6 feet was required to be mined profitably.
     There was no underground exploration program during 2005 at the Joe Mann Mine. In 2006, considering the gold price, underground exploration and definition drilling should have resumed at the Joe Mann Mine in order to increase the actual reserves and resources. Due to depletion of reserves, the Company has decided to close the Joe Mann Mine in the course of the third quarter of 2007. Therefore, on December 31, 2007 no reserves and resources at the Joe Mann Mine were estimated.

     Mineral resources (measured and indicated resources)
     Mineral resources at the Joe Mann Mine were reviewed extensively by management following the temporary suspension of mining operations in November 2000.
     The following table summarizes mineral resources estimated and calculated by the Company at December 31, 2007 for the Joe Mann Mine on the basis of a gold price of US$800 per ounce, at December 31, 2006 on the basis of a gold price of US$575 per ounce and at December 31, 2005 on the basis of a gold price of US$425 per ounce. The mineral resources at December 31, 2007 were actualized by the Company from an audited report entitled Audit of the Mineral Resouces and Mineral Resources of the Joe Mann Mine dated July 21, 2006 by Systèmes Géostat International inc., independent geological and mining consultants.
Cautionary Note to U.S.Investors concerning estimates of Measured and Indicated Resources. This section uses the terms “measured resources” and “indicated resources.” We advise U.S. investors that these terms are not recognized by the SEC. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

	Mineral Resources (excluding reserves)
	December 31, 2007		December 31, 2006		December 31, 2005
		Grade		Grade		Grade
	Tons	(oz/ton)	Tons	(oz/ton)	Tons	(oz./ton)
Measured	0	—	9,000	0.240	162,000	0.229
Indicated	0	—	142,000	0.239	264,000	0.288

Notes:

(1)	These estimates were verified internally by Ghislain Deschênes (2006) and Jean Tanguay (2005) both Qualified Persons who are practicing as geologists since 1982 and 1996 respectively.

(2)	Details and parameters of mineral resource calculations at December 31, 2005, 2006 and 2007.

Calculation method	Data bloc modelling

Cut off grade: 2007 (2006, 2005)	N/A oz Au/T (0.200, 0.225)

High-grade cut Au	2.0 oz

Dilution: 2007 (2006, 2005)	6 ft. min. horz. Width

Mill recovery (Au): 2007 (2006, 2005)	82.7%, (84.6%, 83%)

Price assumption (Au): 2007	US$800/oz

(2006, 2005)	(US$575/oz, US $425/oz)

Exchange rate CAN$/US$: 2007 (2006, 2005)	1.000, (0.893, 0.800)
     Mineral resources (inferred resources)
Cautionary Note to U.S.Investors concerning estimates of inferred resources. This section uses the terms “inferred resources.” We advise U.S. investors that these terms are not recognized by the SEC. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

Mineral Resources (excluding reserves)
	December 31, 2007		December 31, 2006		December 31, 2005
		Grade		Grade		Grade
	Tons	(oz/ton)	Tons	(oz./ton)	Tons	(oz/ton)
Inferred	0	—	165,000	0.233	180,000	0.191

Notes:

(1)	These estimates were verified internally by Ghislain Deschênes (2006) and Jean Tanguay (2005) both Qualified Persons who are practicing as geologists since 1982 and 1996 respectively.

(2)	Details and parameters of mineral resource calculations at December 31, 2005, 2006 and 2007.

Calculation method	Data bloc modelling

Cut off grade: 2007 (2006, 2005)	N/A oz Au/T (0.200, 0.225)

High-grade cut Au	2.0 oz

Dilution: 2007 (2006, 2005)	6 ft. min. horz. Width

Mill recovery (Au): 2007 (2006, 2005)	82.7%, (84.6%, 83%)

Price assumption (Au): 2007	US$800/oz

(2006, 2005)	(US$575/oz, US $425/oz)

Exchange rate CAN$/US$: 2007 (2006, 2005)	1.000, (0.893, 0.80)
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
     Until mid-1999, mining was predominantly carried out using the shrinkage stope mining method. With the change in mining method in 2000, 45.4% of mining was from cut and fill stopes, 25.5% from long hole stopes and 28.4% from development muck. In 2003 and 2004, mining at Joe Mann was essentially carried out using the long hole mining method.

     The following table sets out production from the Joe Mann Mine for the past three years:

Joe Mann Mine Production Summary Year ended December 31	2007 (2)	2006	2005
Tons Milled	67,292	80,639	139,064
Gold Grade (oz./ton)	0.181	0.207	0.254
Copper Grade (%)	0.22	0.29	0.34
Gold Produced (ounces)	10,092	14,146	29,434
Copper Produced (000’s lbs.)	281	440	897
Cash Operating Costs(1) (US$ per oz. of gold)	794	818	427

Notes:

(1)	Operating costs include all on-site mining, processing and administrative costs, net of copper and silver by-product credits.

(2)	As discussed earlier, the Joe Mann Mine was placed on care and maintenance as of September 11, 2007.
     Milling
     Ore from the Joe Mann Mine was transported approximately 40 miles by truck to Campbell’s Copper Rand Mill for processing. The Copper Rand Mill was commissioned in 1959 and is regularly maintained and is in good working order. During 2007, the gold recovery rate at the Copper Rand mill, which processed ore from the Joe Mann Mine and the Copper Rand Mine, was 82.71% compared to 84.74% in 2006 and 83.24% in 2005 and the copper recovery rate 94.16% compared to 95.59% in 2006 and 94.45% in 2005. The mill process includes two separate circuits: a gravity circuit and a flotation circuit. Original design capacity at the Copper Rand Mill was 3,000 tons per day as a flotation mill. Gold recovered from the gravity circuits is formed into doré bars on site and is shipped to the Royal Canadian Mint for refining. The flotation circuit uses standard technology to produce a copper-gold concentrate. Before January 2005, the ore from the Joe Mann Mine was transported and processed to the Campbell Merrill mill. This change was done in order to optimize physical and human resources. Since the Copper Rand Mill does not have a cyanide circuit, the gold recovery was lower. However, this loss was positively compensated by the reduction of milling cost by processing at the Copper Rand Mill.
     Employees
     At the Joe Mann Mine, before the Company decided to close the mine on September 11, 2007, there were 64 persons that were employed, compared to 65 persons as of December 2006 and 114 persons as of December 31, 2005. Of the 64 employees, 52 mine workers are covered by a collective bargaining agreement with CSN and one nurse was covered by a collective bargaining agreement with La Fédération des Infirmiers et Infirmières du Québec (“FIIQ”). During the last three financial years, there were no material strikes or walkouts at the Joe Mann Mine.
     The collective agreement at the Joe Mann Mine was renewed on June 1, 2005 and would normally terminate on December 31, 2010. Gold Bullion will assume from the date of a definitive agreement regarding the sale of the Joe Mann Mine employee liabilities for employees retained by Gold Bullion.

     Royalties
     In May 1993, Meston sold a graduated royalty on the net smelter returns to Repadre Capital Corporation (“Repadre”), a subsidiary of Dundee Bancorp Inc., for $3 million in cash. The royalty, based on production from the Joe Mann Mine, is 1.8% at gold prices up to $512 per ounce increasing to 3.6% at gold prices of $625 per ounce and greater. A 2% royalty is also payable on copper production in excess of 5 million pounds per year and silver production in excess of one million ounces per year. On June 30, 2001, Campbell issued 800,000 common shares to Repadre pursuant to the merger in exchange for the reduction of this royalty to 1.5% at a gold price of US$325, 1.75% at a gold price of US$350 and 2% at a gold price of US$375 or higher. This amended royalty is payable up to a maximum of $500,000, after payment of which, the royalty will reduce to 1% payable thereafter so long as the gold price is at least US$350. Royalty payments were again triggered commencing in December 2002. No royalty was paid in 2002. For the years ended December 31, 2005, 2006 and 2007, $147,531, $84,521 and $70,670 respectively were paid to Repadre under this agreement. From May 1993 to the end of 2007, an aggregate of approximately $5,027,000 was paid pursuant to this royalty.
     During the 2001 and 2002 fiscal years, the Company completed a three-tranche $32,400,000 royalty financing on future production from the Joe Mann Mine for cash receipts of $1.7 million and notes receivable totalling $26.1 million. During the first quarter of 2003, with the decision not to bring the Corner Bay Property into production, Campbell re-purchased the royalty units in Corner Bay and sold additional units in the Joe Mann Mine. Following this transaction, 4,740 royalty units in the Joe Mann Mine, the maximum number of units contemplated by the financing, were issued and outstanding
     The royalty was paid to the unit holders based on the following formula: the fraction of outstanding royalty units over 4,740 units multiplied by $8 per ton of ore for the years 2002 and 2003, $14 for 2004, $35 from January 1, 2005 until the net proceeds of the royalty sale, plus interest of 10% compounded annually, exceed the aggregate of all royalty payments, from the date paid to the date of determination, at 10% compounded annually and $1.50 per ton thereafter.
     The unitholders had the right to require the Company to retract the royalty on or at any time after May 1, 2004 at the fair market value of the royalty unit. In 2005, the unitholders exercised their right and the Company repurchased the deferred royalty for a total lump sum of $5,900,000. This deferred royalty amounted to $24,908,000 at the time of the repurchase and the Company therefore recorded a gain of $19,008,000. However, given the uncertainty regarding the collection of the notes receivable from the unitholders, the Company has recorded an allowance for doubtful account equal to the remaining portion of the amount, which stood at $17,437,000 at the repurchase date. The net impact resulting from the repurchase of the deferred royalty aggregates $1,571,000 and was included in other income in 2005. The Company submitted on June 22, 2007 a notice of arbitration to the unitholders in order to recover the entire amount. Parallel proceedings were brought by the security agent for the unitholders, Promittere Asset Management Limited (“Promittere”), in front of the Ontario Superior Court of Justice in which Promittere requests that the court declare the unitholders and Promittere still holders of the royalty units, that the promissory notes given as the purchase price for the royalty units are not due, damages in the amount of $30,000,000 for breach of the royalty agreement or alternatively for unjust enrichment and a stay of the arbitration proceedings initiated by the Company. They alleged in the proceedings that Meston breached the royalty agreement by initiating proceedings under the CCAA and that since the acceleration of the promissory notes was a direct result of that default, these notes should not be considered as having been accelerated. The outcome of these proceedings and claims are subject to future resolution, including the uncertainties of litigation. The Company believes that the claims brought by Promittere are without merit and intends to defent them vigorously.

     Meston will continue to assume the foregoing royalties upon sale of the Joe Mann Mine to Gold Bullion, but will receive from Gold Bullion a royalty of 4% of the net smelter returns on all production from the Joe Mann Mine if the sale is completed.
     Environmental Matters
     The rehabilitation and restoration plans for the Joe Mann Mine site were approved in early 2000 and an amount of $350,000 was deposited as at December 31, 2005. The plan for the Campbell Mill site is currently under review. The appropriate method of re-mediating acid spots, which have appeared on 50 hectares of previously re-vegetated tailings is currently being reviewed. Two alternate methods are being considered which involve costs ranging from $10,000 to $30,000 per hectare. Campbell currently estimates that the maximum financial guarantee will be approximately $3,872,000 for the Campbell Mill. An amount of $808,000 was deposited as at December 31, 2007 for the purposes thereof. Pursuant to the memorandum of understanding, Meston will be re-imbursed by Gold Bullion the amount of $500,000 on deposit with the MRNF for restoration of the Joe Mann Mine. The asset retirement obligations total $4,249,000 for the Joe Mann Mine and the Campbell Mill sites as at December 31, 2007.
     Upon sale of the Joe Mann Mine, Gold Bullion will assume all environmental liabilities.
     Mineral Exploration Properties
     Chibougamau Exploration Properties
     Meston owns extensive exploration properties in the Chibougamau area, including mining claims and several former producing mines. These former producing mines include the S-3, Lac Chib, Kokko Creek, Québec Chibougamau and the Main Mine.
     In June 1992, Meston entered into two agreements with SOQUEM under which SOQUEM could expend up to $7 million towards exploration programs on the Meston and Chibougamau properties. During 1995, these agreements were amended to extend their term and increase the expenditures. In July 1997, these agreements were further amended to provide that, SOQUEM can earn a 50% interest in the Meston property which comprises 147 claims and one mining concession (and excludes the Joe Mann Mine), in exchange for spending $1.6 million in the five-year period ending June 1, 2002 and a 50% interest in the Chibougamau properties, which comprises 201 claims and one mining concession, by spending $750,000 in the five-year period ending June 1, 2002.
     During 1997, four claims located northwest of the Joe Mann Mine were added to the Meston property agreement, excluding the lateral and at depth extension of the Main Vein of the Joe Mann Mine protected by a 500 foot-wide corridor north of the Main Vein. A separate third agreement was also entered into with SOQUEM covering four claims and one mining concession located northeast of the Joe Mann Mine, excluding the lateral and at depth extension of the Main Vein of the Joe Mann Mine protected by a 500 foot-wide corridor north of the Main Vein, pursuant to which SOQUEM can earn a royalty of 3.5% of the net smelter returns by expending $400,000 over the five-year period ending June 1, 2002. Meston had the right to repurchase the net smelter return royalty, if earned, for $1,000,000 on or before June 1, 2007 but did not exercise that right. Amounts expended under this agreement shall also be credited against the spending requirements under the Meston property agreement. As additional consideration for the 1997 amendments, SOQUEM agreed to fund $100,000 of underground drilling on a north zone of the Joe Mann Mine. This amount was credited to the $1.6 million of required expenditures on the Meston property.

     Should SOQUEM not spend the amounts set out above, SOQUEM will earn no interest in the properties. Meston has retained the right of first refusal to treat any ore produced from these properties at its Campbell Mill. If either party fails to fund its pro rata share of expenditures once SOQUEM has earned its 50% interest, the defaulting party will have its interest diluted. If either party’s interest is diluted to 15% or less, such party’s interest will be automatically converted into a royalty of 3% of the net smelter returns.
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
     During 2000, SOQUEM carried out exploration work totalling $75,000 on the Chibougamau properties. On the Meston property, only yearly claim renewal costs of $3000 were incurred in 2001, 2002 and 2003. No exploration work was carried out by SOQUEM in 2001 and 2002.
     In 2002, a further amending agreement was entered into between SOQUEM and Meston under which SOQUEM earned a 35% interest in the Meston property and a 40% interest in the Chibougamau property. Meston is now the operator and manager.
     These undivided interests are based on the completed qualifying expenditures versus the total expenditure amount SOQUEM had to incur to earn its 50% interest.
     In 2004, $562,000 was spent, 65% of which was spent by Meston and 35% by SOQUEM, in accordance with their respective interest, in diamond drilling and ground geophysics surveys on Meston property.
     In 2005, $257,500 was spent by Meston (which still owned a 65% interest) in diamond drilling on the Meston property. SOQUEM (which then owned a 35% interest) has not participated in the exploration program in 2005. SOQUEM’s interest has therefore been reduced accordingly to 34% and Meston’s interest increased to 66%.
     In 2006 and 2007, no exploration activity was reported by Meston or SOQUEM.
     Properties of MSV
     The Company’s wholly-owned subsidiary, MSV, is principally involved in the production and development of copper and gold deposits in the Chibougamau region and along the Eastmain river in north western Québec. MSV’s assets are comprised of the Copper Rand Mine, the Cedar Bay gold-copper mine (the “Cedar Bay Property”) which is located 1 km of the Copper Rand facilities and the Copper Rand Mill of a capacity of 3,000 ton-per-day concentrator.
     The Copper Rand Mine
     Location and Title
     The Copper Rand Mine, as well as the Copper Rand Mill are located in the McKenzie Township, Province of Québec on the shores of Chibougamau Lake. It is approximately 7 kilometres east of the town of Chibougamau and is easily accessible from Route 167 and a paved secondary road. The property includes the Copper Rand Mine and the former producer Cedar Bay mine. The property, is composed of six mining concessions and one mining lease covering an area of 449 hectares. Surrounding that block, MSV is controlling 100% of 185 mining claims and 12 mining concessions covering an area of 4,839 hectares in the McKenzie, Roy and Obalski Townships, in the Ungava electoral district.
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
     Production commenced in 1959 and in 1981, Northgate Exploration Ltd. acquired the Copper Rand and Portage mines, as well as other neighbouring mines and properties. In 1987, Westminer acquired the mines from Northgate Exploration Ltd. and operated them until November 1992 when the mines were placed on care and maintenance. In February 1993, MSV Resources Inc. became a producing copper and gold company through the acquisition of the Copper Rand and Portage mines from Westminer. The mines were re-opened in March 1993 and an extensive exploration program was carried out. Only the Copper Rand Mine still hosts mineral resources. In 2007, the assets of MSV Resources Inc. and all of its contracts were transferred to MSV as part of a reorganisation of some of Campbell’s subsidiaries.
     Copper Rand 5000 Project Background
     On December 4, 2000, MSV Resources Inc. entered into a number of agreements with the Partners for the realization of the Copper Rand Project. The agreements provided for the investment by the Partners and MSV Resources Inc. in shares of CCR, the reimbursement of the advances made by the Partners, the transfer by MSV Resources Inc. to CCR of the operating assets of the Copper Rand Project, MSV Resources Inc.’s management of the Copper Rand Project and the conditions relating to the closing of the Copper Rand Project financing. Final Copper Rand Project financing agreements were signed on March 8 and on March 15, 2001.
     In December 2004, Campbell, through MSV Resources Inc., acquired the remaining 24% interest in CCR equally held by the Partners by the issuance of 5,853,660 common shares of the Company as consideration for the 60,000 common shares of CCR held by the Partners.
     Financing of the Copper Rand Project and Details of the Management of the Copper Rand Project
     MSV Resources Inc. transferred the operating assets for the Copper Rand Project to CCR, and MSV Resources Inc. and its Partners then held shares of CCR. The Copper Rand Project as finally approved included: i) the transfer of assets valued at $10,000,000 in return for a 16% interest in CCR, (ii) the possible issuance of unsecured 8% convertible debentures by MSV Resources Inc. for a maximum of $15,000,000, (iii) the possible issuance of shares of MSV Resources Inc., exchangeable into up to 21,512,195 common shares of Campbell in consideration of the exchange of interests held by the Partners in CCR, (iv) the possible issuance of 2,439,025 common shares of Campbell to Investissement Québec and (v) the set-up of a guarantee by MSV Resources Inc. in favour of Investissement Québec. All common shares were to be issued at a minimum price of $1.025 per share and convertible debentures had a conversion price of $1.025 per share. In July 2001, in accordance with the terms of their initial investment, SOQUEM and SDBJ exchanged part of their interest in CCR into convertible debentures of MSV Resources Inc. increasing MSV Resources Inc.’s interest in CCR to 26%. MSV Resources Inc. issued an aggregate of $2.5 million of debentures bearing interest at a base rate of 8% annually escalating based on metal prices and CCR’s production levels. The debentures were convertible into Campbell common shares at a conversion price of $1.025 per share.
     In 2001, Investissement Québec provided to CCR a loan and credit facility to fund the Copper Rand Project up to a maximum of $22 million, of which $5.5 million had been drawn at December 31, 2005. The loan provides that interest payment commences in June 2005 and repayment commences in June 2005 (in 16 quarterly payments). Under the loan and credit facility agreement, CCR has granted to Investissement Québec a five-year option to acquire up to 25,000 shares of CCR at a price of $100 per share for an aggregate amount of $2,500,000. The shares issued to Investissement Québec upon exercise of the option are to be immediately converted into MSV Resources Inc. common shares at a conversion price of $0.25 per MSV Resources Inc. share resulting in the issuance of 10,000,000 additional MSV Resources Inc. shares and thereby increasing MSV Resources Inc.’s interest in CCR proportionally to the number of shares so converted. The facility is secured by a charge on the assets of CCR excluding inventory and receivables. As promoter and manager of the Copper Rand Project, MSV Resources Inc. has guaranteed the Investissement Québec loan.
     In 2001, CCR received a subsidy of $840,000 from the MRNF of which $378,000 was refunded in 2006. CCR was also eligible to receive $1,200,000 from the Centre local d’emploi (Québec) in training grants.
     The initial project consisted of two phases. Phase I included the deepening of the shaft to a depth of 4,150 feet and the access to the ore via a 3,900-foot decline from level 3,970 to the 4,550 level. The total cost of phase I was estimated at $39,000,000. Phase II included the continuation of the decline to access the 5,000 level. The cost of phase II was estimated at $7,000,000 and was to be financed from operating flows.
     In early 2002, the project was modified to eliminate most of the second phase by deepening the shaft by an additional 170 feet, eliminating most of the cost of the second phase. As of December 31, 2002, the deepening of the shaft and development of the 4,150 level have been completed. Work on the 3,800-foot decline has been completed in March 2004. The ventilation raise, work on installing the conveyor and pre-production development are completed. Due to the delay in commencement of production, additional financing has been required. The increase is primarily due to the following factors; the additional 170-foot deepening of the main shaft, unplanned underground rehabilitation work, rehabilitation work on the mill required due to the inactivity since the 1997 shutdown, major mechanical repairs to the hoist, additional 2,100 feet of raise for improving ventilation and emergency exit, required training programs, the delays due to a lower than forecast rate of mine development, and the impact of fixed costs during the delay in commencement of production.
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
     Since March 2001, the development at the Copper Rand Mine has been focused on accessing the copper and gold resources between levels 4,030 and 5,000. Commercial production started in the first half of 2005 with annual production projected to be in excess of 29,000 ounces of gold and 15,000,000 pounds of copper. During the 2005 fiscal year, capital expenditures and exploration costs totalled $2,620,000, ($26,482,000 in 2004 and $10,422,000 in 2003). In 2005, in light of the situation at the Copper Rand Mine, the Company revalued the property. Higher costs and accumulated delays in development led to a $16,702,000 property write-down in 2005 and an additional $23,748,000 write down in 2006.
     On February 22, 2007, the Company announced a temporary suspension of the mining activities at its Copper Rand Mine as a result of a rock fall and observations of ground movements in the area. Following a more complete assessment of the ground conditions at the Copper Rand Mine, the Company had initiated the development of a 1,400-foot long ramp between levels 4,690 and 4,510 to eliminate the utilization of the existing ramp between the two levels. The cost of the new ramp will be offset by a substantial reduction in the amount of rehabilitation work required and will enhance the safety of employees. This decision allows limited production until June. Nuinsco is presently working with the Company to put in place a bridge loan to support the operations during the rehabilitation and the development of the new ramp.
     Other Aspects of the Copper Rand Project
     MSV is the operator of the Copper Rand Project.
     Geology
     The Copper Rand Mine is part of the Lac Doré complex, a stratified complex of intrusive origins, composed principally of meta-anorthosites and metagabbros. The prevailing meta-anorthosite rock is composed mostly (70 to 90%) of plagioclase rock which has been heavily altered to form zoïsites, clinozoïsites and epidotes. Frequent albitisation is observed. The plagioclase rock floats in a matrix of quartz, carbonate, sericite and chlorite rock. Sulfides are seldom found.
     The meta-anorthosites are inlaid with deformation corridors through which hydrothermal solutions travelled. The circulation of these hydrothermal solutions altered the rock and sericite and chlorite schists resulted when tectonic movements occurred. The mineralization is found precisely within these alteration corridors. The schists are generally composed of sericites, chlorites, carbonates and quartz.
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
     Mineral Reserves
     The following table summarizes mineral reserves estimated and calculated by the Company at December 31, 2007 for the Copper Rand Mine.

	Tons (short)	Cu (%)	Au (opt)
Reserves
Proven	407,000	1.92	0.070
Probable	840,000	1.55	0.093

Total reserves	1,247,000	1.67	0.085

Notes:

Information on calculations of mineral reserves and resources at Copper Rand: - All data verified by V. Larouche, Chief Geologist for Campbell; Economic parameters: Au = US$800/oz, Cu = US$2.75/lb US$/CAN$=1.00; All high gold grades brought back to 0.40 opt Au; All high copper grades brought back to 6.0%; Method used, polygon on orthogonal projection. Cut off = $58 NSR; Mill recovery = Au : 81.33% Cu = 96.6%.
     Mineral Resources
     The following table summarizes mineral resources estimated and calculated by the Company at December 31, 2007 for the Copper Rand Mine.
Cautionary Note to U.S.Investors concerning estimates of Measured and Indicated Resources. This section uses the terms “measured resources” and “indicated resources.” We advise U.S. investors that these terms are not recognized by the SEC. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

	Tons (short)	Cu (%)	Au (opt)
Resources
Measured	104,000	1.23	0.061
Indicated	591,000	1.39	0.087

Total resources	695,000	1.37	0.083

Notes:

Information on calculations of mineral reserves and resources at Copper Rand: - All data verified by V. Larouche, Chief Geologist for Campbell; Economic parameters: Au = US$800/oz, Cu = US$2.75/lb US$/CAN$=1.00; All high gold grades brought back to 0.40 opt Au; All high copper grades brought back to 6.0%; Method used, polygon on orthogonal projection. Cut off = $58 NSR; Mill recovery = Au : 81.33% Cu = 96.6%.
     Inferred Resources
Cautionary Note to U.S.Investors concerning estimates of inferred resources. This section uses the terms “inferred resources.” We advise U.S. investors that these terms are not recognized by the SEC. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

	Tons (short)	Cu (%)	Au (opt)
Resources
Inferred	459,000	1.89	0.081

Notes:

Information on calculations of mineral reserves and resources at Copper Rand: - All data verified by V. Larouche, Chief Geologist for Campbell; Economic parameters: Au = US$800/oz, Cu = US$2.75/lb US$/CAN$=1.00; All high gold grades brought back to 0.40 opt Au; All high copper grades brought back to 6.0%; Method used, polygon on orthogonal projection. Cut off = $58 NSR; Mill recovery = Au : 81.33% Cu = 96.6%.
     Mining
     For the Copper Rand Project, the sublevel open stoping with paste backfill mining method has been selected. The mineralized zone is divided into stopes that will be mined alternately with a backfill cycle. The spacing between sublevels is 80 feet from floor to floor, which is supported by a rock mechanics study from Golder Associates. Alternating stopes are opened over a horizontal distance of 60 feet. Production takes place on each sublevel. The sublevels are accessed by secondary ramps that start at level 4,730 and end at levels 4,030 and 5,030.
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
     In 2007, following ground stability problems encountered in February 2007, the Company has modified it’s development approach and the ground support patern with positive results to date. The paste fill plant was commissioned by mid year and all old mine working of CR-5000 were filled, which has contributed to stabilize the surrounding ground. During the second half of 2007, the Company has initiated additional development in order to diversify the source of ore coming from the mine. The development towards the 5000 level has been initiated, as well as the excavation of an internal ore pass to connect with upper levels 4030 and 3950.
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
     Environmental Fund
     Campbell, through its subsidiary MSV Restoration Inc., benefits from an environmental fund (the “Environmental Fund”) of approximately $4.3 million as at December 31, 2007 ($4.4 million in 2006 and $4,1million in 2005) of which $1,185,000 is currently held in trust by the MRNF and of which the remaining $3,115,000 is currently held in a trust account managed by the Trustee. The Trustee had deposited with the MRNF the $1,185,000 financial guarantee in respect of the rehabilitation plan of the Company which was approved by the Québec mining authorities. The Environmental Fund was set aside for the restoration of the Copper Rand, Portage, Jaculet and Copper Cliff mining sites when the properties were acquired from Westminer in 1993. The asset retirement obligations for the Company regarding the Copper Rand, Portage, Jaculet and Copper Cliff sites total $3,028,000 as at December 31, 2007. In the event there is a shortage of funds required to do the rehabilitation and restoration work, the shortfall will be assumed equally between the Company and SDBJ.
     Tailings and Waste Disposal
     Tailings are disposed of in MSV’s tailings pond which meets all environmental requirements. The current disposal site has been used since 1974 exclusively for tailings generated from the Copper Rand, Portage and Eastmain mines. Tailing disposal sites have been extensively examined and tested during the course of the preparation of MSV Resources Inc.’s application for operating permits filed with the MDDEP and are regularly tested in accordance with existing environmental standards. Tailing disposal sites meet all existing environmental requirements and standards. Waste rock from the Copper Rand Mine that cannot be dumped underground is hoisted to the surface and stored in a 240 ton bin adjacent to No. 4 shaft before being transferred to a waste dump located south of the shaft. The effluent for the tailings pond is tested in accordance with the existing standards with Québec environmental authorities
     Employees
     As of December 31, 2007, MSV had approximately 156 full time employees at the Copper Rand Mine compared to 117 on December 31, 2006 (then owned by MSV Resources Inc.) and 72 on December 31, 2005 (then owned by MSV Resources Inc.) and 332 at the end of 1996 (then owned by MSV Resources Inc.) prior to the suspension of operations, as previously described. At the Copper Rand Mine, 114 (86 in 2006) employees were covered by a collective bargaining agreement with the United Steelworkers of America. The collective agreement, renewed on May 1, 2004 for a period of five years, will end on April 30, 2009.
     Royalties
     As part of the consideration for acquiring the mines from Westminer, MSV Resources Inc. agreed to pay Westminster a royalty of $0.375 per ton of ore milled at the Copper Rand Mill commencing on February 26, 1995. This royalty may be repurchased at any time after February 26, 1998 for $750,000.
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
     The Corner Bay Property
     Location and Title
     The Corner Bay Property, located in the Townships of Lemoine and Obalski, in Québec, is located approximately 55 km south of the City of Chibougamau. Easily accessible by road, the property is composed of 16 contiguous claims covering an area of 256 hectares.
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
     In October 1994, MSV Resources Inc. and Cache Explorations Inc. (“Cache”) jointly acquired the Corner Bay Property from Corner Bay and SOQUEM in consideration of the payment of certain royalties. In order to earn this interest, MSV Resources Inc. undertook to invest $8 million to bring the deposit into production, to provide technical support and to mill the ore at cost. In October 1995, MSV Resources Inc. acquired the remaining 45% interest when it merged with Cache. In December 1997, MSV Resources Inc. renegotiated an agreement with Corner Bay and SOQUEM modifying the earlier agreement of October 14, 1994 regarding the acquisition of the Corner Bay Property. Under the new agreement, MSV Resources Inc. acquired the property for a total consideration of $1,560,500, part of which was payable in cash with the balance payable in common shares. These obligations of MSV Resources Inc. were discharged in 2001 as part of MSV Resources Inc.’s proposal to creditors discussed above. As additional continuing consideration, MSV Resources Inc. was to pay a royalty of 2% of the net smelter returns. The obligation is now assumed by MSV.

     MSV Resources Inc. had planned to begin developing the Corner Bay Property in the second half of 1996 by driving a ramp from surface to a final depth of 340 metres. Because of a drop in copper prices at the end of the first half of 1996, management postponed this development.
     In accordance with Systèmes Géostat International Inc.’s technical report entitled Corner Bay deposit, Audit of Mineral Resources dated July 12, 2006, the Company has initiated during the fall of 2006, the installation of some surface facilities.
          The Company entered into a letter agreement dated April 18, 2006 (the “Nuinsco Letter Agreement”) with Nuinsco whereby Nuinsco agreed to (i) provide interim and ongoing consulting services respecting the operations of the Company’s mines, (ii) assist the Company in obtaining funding for the development of the Copper Rand Mine to a minimum of $5 million, (iii) subscribe for $2.5 million of units (the “Nuinsco Placement”) under the conditions of the Nuinsco Placement including (a) that the number of common shares in the share capital of Campbell comprising part of the Nuinsco Placement shall represent 10% of the number of outstanding common shares calculated on a fully diluted basis after giving effect to the Brokered Placement (as defined hereinafter) and the Rights Offering (as defined hereinafter) and (b) that the Company shall have completed the Brokered Placement (as defined hereinafter) and the Rights Offering (as defined hereinafter) and (iv) obtain a non-recourse project loan (the “Corner Bay Loan”) in an amount up to a maximum of $4,000,000 and/or other financing sufficient to develop and bring into commercial production a mine above the 250 metre level at the Company’s Corner Bay Property in accordance with a feasibility study to be prepared by Nuinsco at the Company’s cost, subject to the approval of the Company’s board of directors. Upon the execution of a definitive agreement with a lender respecting the Corner Bay Loan or prior to commencement of the development of the Corner Bay deposit, whichever occurs first, the Company agreed to transfer to Nuinsco, for no cost, an undivided 50% interest in all of the Corner Bay property, free and clear of all liens, encumbrances, royalties and other interests whatsoever (other than a royalty of 2% of the net smelter returns payable in respect of sales exceeding 750,000 tons of ore and the encumbrances created pursuant to the Corner Bay Loan.
     On April 23, 2007, the Company closed a $7 million private placement equity financing allowing Nuinsco to complete its earn-in of the 50% carried interest and is entitled to 50% of the operating cash flow generated by Corner Bay, in the following manner: 100% of operating cash flow has been retained by Campbell until it recouped capital expenditures incurred on or after December 31, 2006 to develop Corner Bay and subsequently, 50% of operating cash flow is retained by Campbell to repay historical capital expenditures of approximately $4.1 million, with the remaining 50% of cash flow distributed equally to Nuinsco and Campbell, in accordance with a Participation Agreement signed between MSV and Nuinsco on July 23, 2007. Thereafter, operating cash flow will be distributed to Nuinsco and Campbell on a 50:50 basis. It is expected that operating cash flow will be available for distribution to Nuinsco before the end of 2008.
     The production was expected to begin in December 2007, but was temporarily delayed upon encounter with groundwater. The issue was successfully addressed in February 2008 and development in ore has begun in March 2008.
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
     Mineral Resources
     The following table summarizes mineral reserves and resources estimated by the Company as at July 2006 and audited by Systèmes Géostat International inc, independent geological and mining consultants in their technical report entitled Corner Bay Deposit, Audit of Mineral Resources dated July 12, 2006:
Cautionary Note to U.S.Investors concerning estimates of Measured and Indicated Resources. This section uses the terms “measured resources” and “indicated resources.” We advise U.S. investors that these terms are not recognized by the SEC. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

	Tons (short)	Cu (%)
Resources
Measured	181,000	5.07
Indicated	265,000	5.93

Total resources	446,000	5.58

Notes:

(1)	Ref: GÉOSTAT Technical Report on Corner Bay, July 2006. (Available on SEDAR: www.sedar.com)

Calculation method	Polygon
Cut off grade	3.00 % Cu
High-grade cut (Cu)	12.00 % Cu.
Dilution	Long hole: 15% Shrinkage: 20%
Mill recovery (Cu)	95%
Price assumption (Cu)	1.25US$/pound
Exchange rate CAN $/US$	0.833

     Inferred Resources
Cautionary Note to U.S.Investors concerning estimates of inferred resources. This section uses the terms “inferred resources.” We advise U.S. investors that these terms are not recognized by the SEC. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

	Tons (short)	Cu (%)
Resources
Inferred	1,441,000	6.76

Notes:

(1)	Ref: GÉOSTAT Technical Report on Corner Bay, July 2006. (Available on SEDAR: www.sedar.com)

Calculation method	Polygon
Cut off grade	3.00 % Cu
High-grade cut (Cu)	12.00 % Cu.
Dilution	Long hole: 15% Shrinkage: 20%
Mill recovery (Cu)	95%
Price assumption (Cu)	1.25US$/pound
Exchange rate CAN $/US$	0.833
     Royalties
     MSV will pay a royalty of 2% of the net smelter returns (70% to Corner Bay, now Pan American Silver Corp., and 30% to SOQUEM) for any minerals mined from the property after production of 826,725 tons (750,000 tonnes).
     The Cedar Bay Property
     The Cedar Bay property is contiguous with mining concession No. 497 and mining lease No. 656 of the Copper Rand Property, along their western and north-western boundaries. The Cedar Bay Property is comprised of two mining concessions (Nos. 440 and 461), covering an area of approximately 122 hectares, in the Township of McKenzie, in the electoral district of Ungava.
     The Cedar Bay Property was a gold-copper producer and operated from 1957 to 1990. It produced approximately 4.2 million tons of ore grading 0.097 oz/t Au and 1.65% Cu per ton down to a depth of 780 metres. It was placed on care and maintenance in 1990 when its reserves were depleted after a shaft deepening and underground exploration program yielded marginally economic results.
     To consolidate its position in the Chibougamau area, MSV Resources Inc. acquired the Cedar Bay, Henderson I and Henderson II properties (the “Henderson Properties”) from Meston in June of 1993. In consideration of this acquisition, MSV Resources Inc. agreed to assume all environmental and rehabilitation obligations of Meston related to the Henderson Properties, to completely exonerate Campbell from its obligations to de-water the Henderson II and to pay Meston a 3% royalty of the net smelter returns on any minerals mined from Cedar Bay after recovery of all initial capital costs (excluding interest), and after production of not less than 4,000,000 tons of ore. Since 1994, 196,195 tons of ore have been extracted from the Cedar Bay mine.
     The Cedar Bay Property was acquired by MSV Resources Inc. (who transferred it to MSV in 2007) to permit continued mining of the mineralized zones at Copper Rand that continue at depth. In 1993 and 1994, MSV Resources Inc. conducted an exploration program on the Cedar Bay Property from the underground workings of the Copper Rand Mine in order to define a mineralized zone of sufficient size and quality to justify its reopening. Encouraging results from this program point to the presence of several mineralized zones with economically viable copper and gold grades between the 3200 and 3840 levels directly underneath the last operating levels. These mineralized zones could eventually be developed after the Copper Rand Project has been put into production. The surface installations were dismantled in the spring of 1997. The Cedar Bay Property has good exploration potential and is now part of the Copper Rand Project.
     The Merrill Pit
     Location and Title
     The Merrill Island mine is an open pit located a short haul, approximately, five kilometres from the Copper Rand Mill, in the McKenzie Township, Province of Québec. It is easily accessible by truck from the Copper Rand Mill.
     History
The Merrill Pit is a past-producing open-pit. Given Campbell’s significant presence and infrastructure in the prolific Chibougamau mining camp, Campbell has undertaken a regional evaluation/exploration program to assess the potential for satellite deposits that can be profitably mined and processed at Campbell,s existing facilities. This allowed the Company to identify in the second quarter of 2007 the Merrill Island mine. Site preparation was initiated at the end of April with the pumping of water of the pit and the upgrading of access road. The Company received on September 4, 2007 the Certifiate of Authorization from the MDDEP enabling it to start mining at the Merrill Pit on September 17, 2007. On October 6, the first blast was completed to generate some 50,000 tons of ore to be crushed and trucked to the nearby Copper Rand Mill. Milling of the first ore from the Merrill Island Mine took place on October 15, 2007. In the first weeks, some 6,600 tons of Merrill Island Mine ore have been milled, with grades averaging 0.459% Cu., 0.014 oz/t Au and 0.125 oz/t Ag. Mill recovery was slightly above 90% for copper. A total of 160 tons of concentrate averaging 17.4% Cu was produced during the week.
     Properties of GéoNova
     The activities of GéoNova consist mainly in the acquisition, exploration and development of mining properties. Its strategy is to focus on exploration in the Province of Québec and more specifically, in the Abitibi region.
     The main projects of GéoNova were the Discovery project which was sold in February 2006 and the Chevrier project which was sold in October 2007, as more fully described under subsection entitled “History and Development of the Company”. The on-going projects of GéoNova are the Berthiaume syndicate (the “Berthiaume Syndicate”) and the Pitt Gold property (the “Pitt Gold Property”).

     Berthiaume Syndicate
     The Berthiaume Syndicate is a joint venture created on May 1, 1996 following the acquisition of mining properties by the mining syndicate known as the Beep Mat-1995 Syndicate, created in May 1995. The Berthiaume Syndicate consists of five mining exploration companies with initial interests as follows: Freewest Resources Canada Inc. (“Freewest Resources”) (22.5%), Ressources Unifiées Oasis inc. (22.5%), SOQUEM (22.5%), EX-IN (10%) and GéoNova (22.5%). In 1997, EX-IN did not participate in exploration, and its interest was diluted to 9.44% while the interest of the other partners rose to 22.64% each. Partners Ressources Unifiées Oasis inc. and Freewest Resources did not fund their portion of the 1998 program nor their portion in relation to EX-IN’s non-participation for that period as well as for the fall of 1997, and their interests were diluted. EX-IN, Freewest Resources and Ressources Unifiées Oasis inc. all declined to participate in the summer 1999 program and costs were equally divided between SOQUEM and GéoNova. On October 31, 1999, the interests of the companies were as follows: Freewest Resources (20.04%), Ressources Unifiées Oasis inc. (20.04%), EX-IN (8.41%), SOQUEM (25.75%) and GéoNova (25.75%). Only Freewest Resources, SOQUEM and GéoNova participated in work conducted in 2000 in respective proportions of 28%, 36% and 36%. Interests will be recalculated shortly. GéoNova has been the project operator on behalf of the Berthiaume Syndicate since February 1997. When a partner’s interest falls below 10%, it can choose to convert the residual interest into a royalty. Partners who become diluted and convert their residual interest into a royalty share a royalty of 2% of the net smelter returns equally among them. Half the royalty (1%) may be repurchased by any future mine operator for $1,000,000 in the first year of production from a deposit discovered on the property. Notwithstanding the above, no member of Syndicate may receive a royalty of more than 1% of the net smelter returns or payment of more than $500,000.
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
     On May 18, 1999, GéoNova signed an agreement with Santa Fe Canadian Mining Ltd. (“Santa Fe”), a wholly-owned subsidiary of Newmont Gold Corp., for the acquisition of a 100% interest in the Pitt Gold Property. An underlying novation agreement among Santa Fe, GéoNova and Alain Cotnoir, Jacques Beauchemin, Jeanne Cotnoir and Maude Cotnoir (the “Cotnoir-Beauchemin group”) was also signed on October 27, 1998 pursuant to which GéoNova assumed, in Sante Fe’s stead, Sante Fe’s commitments to the Cotnoir-Beauchemin group. By agreement dated October 19, 1999, the Cotnoir-Beauchemin group and GéoNova agreed to replace these commitments with payment of $35,000 to the Cotnoir-Beauchemin group upon final signature between GéoNova and another party of a final agreement to perform work on the property, and $40,000 on or before February 28, 2002, plus a 2% royalty on the net smelter returns. By paying $800,000 or $900,000 depending on the property potential, the royalty on the net smelter returns may be reduced to 1%.
     SOQUEM has an option on the property pursuant to an agreement dated May 23, 2000 as amended on June 1, 2000. This agreement allows SOQUEM to acquire an initial 50% undivided interest in the property in consideration of $225,000 in exploration work carried out by July 31, 2002. Once this interest is acquired, SOQUEM may choose to form a 50-50 joint venture with GéoNova or acquire an additional 30% undivided interest by incurring $400,000 in exploration expenses on its own, on or before July 31, 2004. Subsequently, GéoNova can choose to form a 20-80 joint venture with SOQUEM or convert its 20% undivided interest into a royalty of 1% of the net smelter returns. SOQUEM is the project operator.
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
     As at December 31, 2006, Normabec had spent $1,109,271.37 and had drilled 10,773 meters. By February 28, 2007, Normabec earned its 60 percent interest in the Pitt Gold property by completing the 15,000 meters of drilling on the property since the signing of this agreement. On Decembre 31, 2007, Normabec completed all conditions required for the second option to acquire an additional 20 percent interest in the property by spending an additional $534,000 in exploration work from March 1 to December 31, 2007. Verifications should be done soon in 2008.
     Following the foregoing, Normabec has to submit a feasibility study that triggers the opportunity for Geonova to re-acquire up  to 40% of Pitt Gold by paying 150% of expenditures. The same can be acquired by paying 75% if such a study is not produced before December 31, 2010. Geonova has 120 days to exercise the option after the earlier of the two possibilities.

     Location, Access and Ownership
     Located in the Duparquet Township about 30 km northwest of Rouyn-Noranda, Québec, the property consists of two contiguous claim blocks. The main block, the Pitt, is comprised of 20 claims that are subject to a royalty of 2% of the net smelter returns held by the Cotnoir-Beauchemin group. The Pitt block extension, located at the south-east corner of the former, consists of four claims. The property covers a total area of 384 hectares and is easily accessible by Route 393, which is a few hundred metres off the northern boundary of the claims.
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
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Management’s Discussion and Analysis
This report provides management’s analysis of the past performance and future prospects of Campbell Resources Inc. (the “Company,” “Campbell”) and offers supplementary information to the consolidated financial statements. Readers are encouraged to consult the financial statements for year ending December 31, 2007 which are available at www.sedar.com and on the Company’s website. The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). All amounts are in Canadian dollars, unless otherwise indicated.
Campbell’s operations are focused in the Chibougamau mining camp, which is located in the north central part of the Province of Québec. The Company holds interests in gold and copper properties as well as the Copper Rand Mill. In 2007, the Copper Rand Mine was in commercial production for the full year, the Corner Bay project started the development of a ramp in May, the Joe Mann Mine ceased commercial production in September, and the Merrill Pit began production in October.
Highlights
Significant developments during and subsequent to the year ended December 31, 2007 included:

•	Executed, along with subsidiaries GéoNova and MSV Resources, its obligations pursuant to the Plans of Arrangement with creditors and exited from protection under the CCAA. An extension of CCAA protection was granted by the Court for subsidiary Meston Resources.

•	Entered into a three year off take contract effective January 1, 2007 with Ocean Partners UK Limited (“Ocean Partners”) for the sale of its concentrate. In February 2008, the contract was extended to December 31, 2013.

•	Sold the Eastmain Mine property for $4.1 million pursuant to the Company’s obligations under the Plan of Arrangement.

•	Sold the Chevrier property for $1.5 million.

•	Raised $16.1 million in convertible debt and equity, including:
o	$7.0 million in flow-through shares and $4.0 million in guaranteed convertible debentures to complete development of the high-grade Corner Bay copper deposit;

o	$3.0 million in flow-through shares for its exploration program;

o	$2.1 million in convertible demand debenture.
Mining and development
•	Awarded the contract for Corner Bay development to CMAC-Thyssen, who began mine development in May.

•	Began development and shipment of Corner Bay ore to the Copper Rand mill in early 2008.

•	Implemented the Alimak mining system to increase ore production and improve ground conditions at the Copper Rand Mine.

•	Increased throughput at the Copper Rand Mill by 69% over 2006 to 261,650 tons of ore.

•	Received the final permits from the Quebec Ministry of Environment to allow mining of the Merrill Pit in line with the Company’s strategy of developing satellite deposits to provide additional feed for the Copper Rand Mill.

•	Began production from the Merrill Pit in October 2007.

•	Placed the Joe Mann Mine on care and maintenance in September 2007 and in discussions as to its potential sale.

•	Increased total metal production over 2006 as follows: copper by 34%, silver by 18%.

•	Commissioned the paste backfill plant and completed the back filling of mined-out areas to stabilize ground conditions at the Copper Rand Mine.
Creditor protection and restructuring
On June 30, 2005 the Company and its subsidiaries filed for protection under CCAA and were granted an initial order requiring the presentation of Plans of Arrangement. Delays in completing development of the Copper Rand Mine resulted in substantial additional costs and production shortfalls which brought about a rapid deterioration of the Company’s financial situation.
On June 8, 2006, the Company filed Plans of Arrangement. On June 26, 2006 the Plans of Arrangement were approved at a meeting of creditors of the Company and its subsidiaries, and on June 27, 2006, the Superior Court of Québec sanctioned the Plans of Arrangement.
In order to achieve its Plans of Arrangement, financial restructuring and reorganization, the Company completed in 2006 and 2007 three equity financings and three flow-through share equity financings, $4,000,000 and $2,050,000 debt financings with the issuance of Guaranteed Convertible Debentures and a Convertible Demand Debenture, initiated and completed various business transactions, including the sale of exploration and mining properties, and entered into an Operating Consulting Agreement with Nuinsco.

The net proceeds of the 2006 equity financing of $16,619,000 were used to repay the Exchangeable Capital Units of $4,000,000, fund further development at the Copper Rand Mine, finance development of the Corner Bay deposit and for general working capital. The net proceeds of $1,682,000 of the 2007 $2,050,000 debt financing were transferred to the Monitor for the settlement of pre-petition accounts payable and accrued liabilities, and the proceeds of the $4,000,000 debt financing and $7,000,000 flow-through share financing were used to finance development of the Corner Bay deposit.
Under the Operating Consulting Agreement, Nuinsco has provided consulting services for the Company’s development and mining activities, including development to increase production at the Copper Rand Mine, development of the Corner Bay deposit and a mining plan at the Joe Mann Mine. For its services, Nuinsco has received or will receive:

-	2 million common shares of the Company upon commencement of the provision of services;
-	1 million common shares of the Company upon completion of the equity financing; and
-	$25,000 plus 200,000 common shares of the Company per month, in advance (up to a maximum of 4 million common shares).
With the closing of the $4,000,000 debt financing and $7,000,000 flow-through share financing, Nuinsco completed its earn-in of a 50% carried interest in the Corner Bay property and is entitled to 50% of the positive operating cash flow generated by Corner Bay.
Also, in consideration of Nuinsco assisting the Company in obtaining funding to complete its reorganization and upon closing of the equity financing in the amount of $7,000,000, Nuinsco received 67,807,429 share purchase warrants exercisable at $0.10 per share for a two year period of the Company representing approximately a 20% equity interest in the Company following the equity financing.
On February 27, 2007, the Monitor under the CCAA presented a Certificate of Execution with respect to the Plan of Arrangement of Campbell confirming that Campbell has executed all of its obligations pursuant to its Plan of Arrangement with its creditors. The Company also remitted to the Monitor all amounts required for the payment in full of the claims made by the creditors of GéoNova. On November 17, 2007 the Monitor presented a Certificate of Execution with respect to the Plan of Arrangement of subsidiary MSV confirming that MSV has executed all of its obligations pursuant to its Plan of Arrangement. The court has granted an extension of the CCAA protection to May 31, 2008 for subsidiary Meston.
Summary
Development
Campbell is a junior mining company that operates gold and copper mines and owns a number of additional exploration properties, all of which are located in the greater Chibougamau area. The area’s population base provides the manpower and services required by the Company for its operations.
The main components of the operations are the Copper Rand Mine and the Copper Rand Mill, a 3,000 tons per day copper/gold concentrator. The Company has started the development of the Corner Bay project to extract a bulk sample of 42,000 metric tonnes. The Joe Mann Mine was in operation a total of 25 years since 1956 and is presently held on care and maintenance. For the last three years prior to closing, the mine produced a total of 287,000 tons of ore at an average grade of 0.224 oz/t Au.
Development of the Copper Rand Mine required substantial funding. In 2003, 2004 and 2005, the Company invested the entire amount available ($22 million) under the Investissement Québec credit facility in addition to approximately $13.1 million raised through private placements of common shares in Copper Rand development.
In 2006, the Company completed three equity financings which provided funds to continue development of both the Joe Mann and Copper Rand mines. A total of $18.1 million was raised as follows: $10 million through an equity private placement, $5.6 million through a rights offering to shareholders and $2.5 million through a private placement with Nuinsco.
The net proceeds of the three equity financings were $16.6 million. This amount was used to repay the Exchangeable Capital Units of $4.0 million plus $0.6 million for interest and other costs, to fund further development at the Copper Rand and Joe Mann mines, to finance development of the Corner Bay deposit and for general working capital.
On July 20, 2007, Campbell closed the financing for completion of development of its high-grade Corner Bay copper project near Chibougamau, Québec, with the issuance of $4.0 million of convertible debentures equally to Nuinsco and Ocean Partners. The convertible debentures bear interest at 11.5% per annum and are convertible into units of Campbell at a price of $0.13 per unit, with each unit consisting of one common share and one-half of one common share purchase warrant. The convertible debentures mature in two years and are secured by a first charge on Corner Bay. Each whole warrant entitles the holder to purchase one additional common share of Campbell for $0.16 per share for a period of 24 months from closing. The Company will have the right to redeem up to 50% of the principal amount on July 1, 2008 after a 30 days prior written notice given to the holders. Upon notice being given of the redemption by the Company, the holders may, at their option, convert all or part of such principal amount to be redeemed into units. If the holders do not exercise such option, the Company shall nevertheless issue to such holders the number of warrants it would have been entitled to receive had they so converted.
Exploration
Exploration results have been particularly promising on the Corner Bay property. In 2006, Système Géostat International Inc. completed a 43-101 compliant technical report that estimates Corner Bay’s measured and indicated resources at 446,000 tons grading 5.58% copper using a 3% Cu cut-off grade (181,000 tonnes at 5.07% Cu measured and 265,000 tonnes at 5.93% Cu indicated). The report also recommended proceeding with the extraction of a 42,000 ton bulk sample with a forecast grade of 3.7% copper from the upper portion of the deposit. On the strength of this report, the Company began development of the project which will include a ramp of approximately 665 meters in length. The bulk sample material from the Corner Bay deposit will be processed in the Copper Rand Mill.
Copper Rand Mill
To further increase throughput at the Copper Rand Mill, the Company is undertaking an evaluation of past producing and near production projects in the Chibougamau camp. One of the first sources of additional potential mill feed identified in 2006 is the Merrill Pit, a past producer located less than 5 kilometres from the Copper Rand Mill.
Write-downs
In 2005, in light of higher costs and accumulated delays in development due to the need for extensive mine rehabilitation, an asset impairment analysis was performed on the Copper Rand Mine leading to a $16.7 million property write-down.

As of December 31, 2005, the Company wrote down the book value of the Discovery property by $1.8 million following the acceptance of the offer made by Strateco Resources Inc (“Strateco”) in February 2006. In August 2006, GéoNova sold the Discovery property for an amount of $1.5 million payable pursuant to the terms of the Purchase/Sale Agreement as follow: $0.5 million in cash and a share certificate representing 1 million shares of Cadiscor Resources Inc. (a subsidiary of Strateco) valued at $1.00 per share.
In 2006, the Company wrote down the carrying value of the Copper Rand Mine by $23.7 million following an asset impairment analysis which was required as a consequence of the development problems encountered in 2006 and the additional costs and delays caused by the rock fall that occurred in February 2007.
Also in 2006, the Company wrote down its interest in the Joe Mann property by $1.3 million based on an asset impairment analysis due to the production problems encountered in 2006 and the decrease in available mineral reserves.
Recent property transactions
On February 27, 2007, the Company sold its Eastmain Mine Property to Eastmain Mines Inc., a wholly-owned subsidiary of Eastmain Resources Inc. for a cash consideration of $2,500,000, $1,600,000 in shares from the purchaser and 1,000,000 share purchase warrants. The Company is also entitled to a Net Smelter Return Royalty of 2% on any production over and above 250,000 ounces of gold. Eastmain Resources Inc. will have the option to re-purchase one-half of the royalty for $1 million.
On November 12, 2007, the Company announced that its wholly-owned subsidiary GéoNova entered into an Agreement with Tawsho Mining Inc. ("Tawsho") for the sale of the Chevrier property for a cash consideration of $1,500,000.
Recent financing initiatives
On December 6, 2007, the Company entered in a Revolving Credit Facility with Nuinsco for an amount of $1,500,000 for a minimum term of six months (“Initial Term”), bearing interest, payable quarterly, at the rate of 12% per annum and secured by a second or third ranking, as applicable, immovable and movable hypothec on all the present and future assets of the Company and its subsidiary Ressources MSV 2007 Inc. (“MSV 2007”). Following the Initial Term, the principal amount outstanding together with interest accrued thereon shall be payable on demand.
In 2007, three flow-through share financings were completed generating gross proceeds in cash of $10,028,000. Share issue costs of $896,527 were applied in reduction of capital stock.
On December 24, 2007, the Company entered in an Advance Facility with Ocean Partners for an amount of $1,500,000, bearing interest at the rate of 11.5% per annum.
Selected annual information

	(Expressed in thousands of Canadian dollars except per
Summary operating results data	share amounts and unless otherwise indicated)
Years ended December 31	2007	2006	2005
Gross metal sales	$26,792	$11,925	$19,915
Mining expenses	$38,260	$13,897	$16,346

	(Expressed in thousands of Canadian dollars except per
Summary operating results data	share amounts and unless otherwise indicated)
Years ended December 31	2007	2006	2005
Property write down	-0-	$25,001	$18,512
Net loss	$18,988	$41,195	$24,430
Net loss per share	$0.05	$0.27	$0.23

Years ended December 31	2007	2006	2005
Summary balance sheet data
Total assets	$65,350	$115,142	$134,643
Long-term financial liabilities (1)	$21,025	$65,357	$67,782
Other data
Short tons produced (in 2005 and 2006, from Joe Mann Mine only)	261,650	80,639	139,064
Sales revenue per ton ($/ton)	$102.40	$147.88	$143.21
Mining expenses per ton ($/ton)	$146.23	$172.34	$117.54
Ounces of gold sold	15,380	13,816	30,460
Average selling price ($/oz Au)	$711	$682	$539
Production costs ($/oz Au) (2)	N/A	$927	$517
Grade (oz/t Au)	0.072	0.207	0.254
Recovery	81.83%	84.87%	83.36%
Average selling price ($/lb Cu) (2)	$3.35	N/A	N/A
Production costs ($/lb Cu)	$5.71	N/A	N/A
Grade (% Cu)	0.99%	N/A	N/A
Recovery	95.94%	N/A	N/A

(1)	Long-term debt including current portion of long-term debt

(2)	The Company is now considered as a copper producer having the Copper Rand Mine in commercial production and having ceased operations at the Joe Mann Mine in September 2007.
Results of operations
Metal sales include revenues from the Copper Rand Mine, the Merrill Island Pit and the Joe Mann Mine in fiscal 2007 and only revenues from the Joe Mann Mine for the two prior years. Prior to 2007, the Copper Rand Mine was in pre-production and the net metal sales were applied against capitalized development costs. The operations at Joe Mann Mine ceased in September 2007. Merrill Pit resumed production during the fourth quarter of 2007.

Sales	2007		2006		2005
	Quantities	‘000 $	Quantities	‘000 $	Quantities	‘000 $
Gold (ounces)	15,380	11,007	13,816	9,795	30,460	17,818
Copper (lbs)	4,601,598	15,514	440,000	1,973	903,000	2,039
Silver (ounces)	19,394	238	9,282	120	22,286	194
Gain (Loss) on foreign exchange		33		37		(136)
Total		26,792		11,925		19,915

Fiscal years ended December 31, 2007 and December 31, 2006
Gross metal sales were $26.8 million in 2007 compared to $11.9 million in 2006 ($15.9 million of gross metal sales of Copper Rand were capitalized in 2006). The net decrease of $1.0 million is explained by:
•	Ore tonnage was reduced by 17% at Joe Mann from 80,639 tons in 2006 to 67,292 tons in 2007; gold grade was also reduced by 13% from 0.207 oz/t in 2006 to 0.181 oz/t in 2007.

•	Ore tonnage increased by 69% at Copper Rand from 76,250 tons in 2006 to 129,161 tons in 2007; copper grade was reduced by 23% from 2.19% in 2006 to 1.69% in 2007.

•	Ore tonnage from Merrill Pit was 65,197 tons with a copper grade of 0.39% compared to nil in 2006.

•	Average selling price per ounce of gold increased by 4% from $682 ($601 US) in 2006 to $711 ($686 US) in 2007.

•	Average selling price per pound of copper decreased from $3.72 ($3.29 US) in 2006 to $3.35 ($3.37 US) in 2007. The strength of the Canadian dollar vis-à-vis the US dollar had a major impact on revenue.
Production costs increased by $24.4 million in 2007 to $38.3 million compared to $13.9 million in 2006. The increase is mainly due to the following factors:
•	In 2006, the Copper Rand production costs of $16 million were capitalized as development costs.

•	Additional expenses totalling $8.4 million were incurred in implementing the Alimak mining method, developing access to different mining zones, commissioning the backfill plant and backfilling all mined open stopes as well as by an increase in maintenance expenses, the re-initiation of a definition drilling program and high rehabilitation costs following the rock fall in the main ramp at the end of February 2007.
Property write-downs were nil in 2007 compared to $25.0 million in 2006.
General administration expenses increased from $2.9 million in 2006 to $3.5 million in 2007. The increase of $0.6 million in 2007 was due to a provision for a doubtful account recorded at year end. According to a letter of understanding between Gold Bullion and the Company concerning the sale of the Joe Mann property, Gold Bullion was to assume the responsibility for all the expenses at Joe Mann as at September 16, 2007. Due to the difficulties in collecting these amounts, the Company decided to take a provision for the $0.6 million receivable.
Stock-based compensation was $0.3 million in 2007 representing 2,850,000 options granted under the Employee Incentive Plan and Director’s Stock Option Plan (exercise price $0.16), compared to $0.5 million representing 4,950,000 options granted (exercise price $0.15) in 2006.
CCAA and reorganization costs totalled $0.8 million in 2007, which represent professional fees. In 2006, CCAA and reorganization costs totalled $6.5 million, broken down as follows: cost of the shares and warrants issued to Nuinsco under the Consulting Agreement, $4.3 million; legal and professional fees, $1.6 million; other reorganization costs, $0.6 million.

No exploration costs were incurred in 2007, as was also the case in 2006. Tax credits amounting to $0.2 million relating to exploration costs incurred in 2005 were received and recorded in 2006.
Care and maintenance amounted to $0.2 million in 2007, which is comparable to the care and maintenance costs incurred in 2006.
Total interest expense on long-term and short-term borrowings amounted to $2.1 million in 2007 compared to $1.2 million in 2006 (net of interest revenue on restricted deposits and exchange agreements of $2.3 million in 2006). The increase in 2007 is explained by the interest paid on the credit facility with Investissement Quebec for $1.1 million which was capitalized in 2006. The charges in 2007 on the new Guaranteed Convertible Debentures, the Convertible Demand Debenture and others are comparable to the interest paid on the Exchangeable Capital Units facility (ECU) and others in 2006. The ECU was repaid at the end of the third quarter of 2006.
Gain on foreign exchange amounted to $1.2 million in 2007 compared to a loss of $0.03 million in 2006. This increase is explained by the implementation of the new sale contract of concentrate to Ocean Partners providing for prepayment of 90% of the net smelter return. Those prepayments are offset when the ownership of the product is transferred to Ocean Partners and the revenues are recognized. The strength of the Canadian dollar during the time that elapsed between prepayment and settlement resulted in the gain.
Other income amounted to $4.7 million in 2007 compared with $0.6 million in 2006. In 2007, the Company realized a gain on the sale of property, plant and equipment of $4.7 million (Eastmain property for $3.9 million, Chevrier property for $0.7 million and others for $0.1 million), and a loss on the sale of short term investments of $0.4 million which was offset by a gain on creditor settlement and other income of $0.4 million. In 2006, an amount of $0.5 million came from a gain on an investment in shares.
Fiscal years ended December 31, 2006 and December 31, 2005
Gross metal sales decreased 40% from $19.9 million in 2005 to $11.9 million in 2006. This decrease reflected a 42% decrease in tons of ore produced, from 139,064 tons in 2005 to 80,639 in 2006, and a 19% decrease in gold grade mined at Joe Mann to 0.207 ounces per ton in 2006 from 0.254 ounces per ton in 2005. The decrease in tonnage mined was the result of a reduction of the mineral reserves and development.
The reduced production was partially offset by an increase in the average price per ounce of gold (13,816 ounces at an average selling price of $682 (US$601) per ounce in 2006, compared with 30,460 ounces at an average selling price of $539 (US$449) per ounce in 2005).
Production costs decreased by $2.5 million in 2006 to $13.9 million. However, production costs per ounce of gold produced increased significantly in 2006 to $927 (US$817) per ounce, compared with $517 (US$422) per ounce in 2005. The increase in unit costs was due to the impact of lower production levels combined with the lower grade of ore mined during the year.
Property write-downs totalled $25.0 million in 2006, versus $18.5 million in 2005 as discussed above.
General administration expenses increased from $2.7 million in 2005 to $2.9 million in 2006. The increase in 2006 was due to the amortization of the deferred charges of $0.2 million related to the fees paid upon signature of the Consulting Agreement with Nuinsco.
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
No exploration costs were incurred in 2006 compared to $0.9 million of exploration costs in 2005. Tax credits amounting to $0.2 million relating to exploration costs incurred in 2005 were received and recorded in 2006. In 2005, the Company completed a $2.0 million exploration program, primarily at Corner Bay. Of this, $1.8 million was funded by flow-through shares issued at the end of 2004.
Care and maintenance amounted to $0.1 million in 2006 compared to $0.3 million in 2005. The decrease was mainly due to a reduction of inventory obsolescence and lower expenses on the Eastmain property and the properties of the subsidiary GéoNova.
Total interest expense on long-term and short-term borrowings amounted to $1.2 million in 2006, consistent with the $1.2 million expense in 2005, and was net of interest revenue on restricted deposits and exchange agreements of $2.3 million and $2.0 million in 2006 and 2005 respectively. The majority of the interest expense in both 2006 and 2005 arose from the ECU facility, which was repaid at the end of the third quarter of 2006.
In 2001 and 2002, the Company sold a $32.4 million royalty on future production from the Joe Mann Mine for cash and notes receivables. At June 30, 2005, the outstanding balance was $25.4 million, bearing interest of 6.25% and maturing February 2011. The royalty carried forward was $24.9 million. Because the Company placed itself under CCAA protection and was therefore in default, the royalty unit holders exercised their right to require the Company to buy back the units. The buyback price was the fair market value at the date of the default, June 30, 2005. An independent engineering firm valued the royalty at $5.9 million as of that date, and the Company therefore recorded a gain of $19.0 million. This buyback price was applied against the notes receivable. The remaining balance was $17.4 million, which amount became due. Given the uncertainty regarding the collection of all or parts of these notes from the unit holders, the Company recorded an allowance for doubtful accounts for the full amount. Each unit holder was been notified of the obligation to pay the due amount. In November 2007, legal proceedings against the Company were initiated. The Company intends to take all necessary legal action to settle the situation and recover any amount due to the Company.
Other income amounted to $0.6 million in 2006, compared with $3.6 million in 2005. Of the 2006 amount, $0.5 million came from a gain on an investment in shares. In 2005, $1.6 million came from the repurchase of the royalty and $2.0 million came from the proceeds of the sale of the Bachelor Lake property.
Summary of quarterly results
Selected financial information for each quarter of the fiscal years ending December 31, 2007 and 2006 is as follows (unaudited):

	Q-1	Q-2	Q-3	Q-4
2007
Gross metal sales (in thousands of dollars)	$1,714	$1,482	$14,201	$9,395
Loss from operations (in thousands of dollars)	$(5,535)	$(5,037)	$(4,749)	$(9,632)
Net loss (in thousands of dollars)	$(1,745)	$(4,341)	$(3,940)	$(8,962)
Basic and fully diluted loss from operations per share	$(0.02)	$(0.01)	$(0.01)	$(0.02)

	Q-1	Q-2	Q-3	Q-4
Basic and diluted net loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.02)

2006
Gross metal sales (in thousands of dollars)	$2,644	$3,840	$2,267	$3,174
Loss from operations (in thousands of dollars)	$(2,501)	$(1,888)	$(4,262)	$(33,030)
Net loss (in thousands of dollars)	$(2,298)	$(1,755)	$(4,902)	$(32,240)
Basic and fully diluted loss from operations per share	$(0.02)	$(0.02)	$(0.04)	$(0.20)
Basic and diluted net loss per share	$(0.02)	$(0.02)	$(0.04)	$(0.19)
Summary of production data
Joe Mann Mine
Production at the Joe Mann Mine ceased on September 11, 2007 and the mine was placed on care and maintenance. For the nine months of operation in 2007, the total production was 67,292 tons of ore for a metal production of 10,092 ounces of gold (0.181 Au oz/t), 281,361 pounds of copper (0.22% Cu) and 6,196 ounces of silver (0.154 Ag oz/t). The recovery rate was 82.71% for gold, 94.16% for copper and 59.82% for silver.
Production for fiscal 2006 was 80,639 tons of ore for a metal production of 14,146 ounces of gold (0.207 Au oz/t), 439,778 pounds of copper (0.28% Cu) and 9,322 ounces of silver (0.169 Ag oz/t). The recovery rate was 84.87% for gold, 95.75% for copper and 68.35% for silver.
The following summary presents quarterly production data for fiscal 2007 and fiscal 2006:

	Q-1	Q-2	Q-3	Q-4
2007
Tons produced	16,744	28,083	22,465	Nil
Grades
Au (oz./t)	0.218	0.171	0.167
Cu (%)	0.21	0.23	0.22
Ag (oz./t)	0.157	0.161	0.143
Recovery
Au (%)	82.60	82.51	83.07
Cu (%)	92.86	95.15	93.81
Ag (%)	59.55	59.02	61.16
Metal produced
Au (oz.)	3,019	3,952	3,121
Cu (lbs)	66,435	122,065	92,861
Ag (oz.)	1,564	2,670	1,962
2006
Tons produced	22,556	23,006	16,808	18,269
Grades
Au (oz./t)	0.186	0.215	0.194	0.237
Cu (%)	0.32	0.33	0.25	0.23
Ag (oz./t)	0.177	0.185	0.139	0.167

	Q-1	Q-2	Q-3	Q-4
Recovery
Au (%)	82.72	86.08	84.13	86.12
Cu (%)	96.79	96.24	95.56	93.30
Ag (%)	70.23	68.25	65.27	68.40
Metal produced
Au (oz.)	3,464	4,265	2,695	3,722
Cu (lbs)	137,963	144,866	79,369	77,580
Ag (oz.)	2,802	2,899	1,528	2,093
Copper Rand Mine
The Copper Rand Mine was in the pre-production development stage throughout 2006, and started commercial production on January 1, 2007. As a result, all costs incurred in 2006, net of revenue from development ore, were deferred as mine development costs.
The following summary presents quarterly production data at Copper Rand for 2007 and 2006:

	Q1	Q2	Q3	Q4
2007	Commercial production
Tons produced	22,043	24,656	47,758	34,704
Grades
Au (oz./t)	0.047	0.048	0.049	0.038
Cu (%)	2.08	1.92	1.66	1.32
Ag (oz./t)	0.157	0.150	0.144	0.132
Recovery
Au (%)	85.38	82.17	81.11	77.84
Cu (%)	97.62	97.54	96.64	94.44
Ag (%)	67.81	59.61	56.19	64.23
Metal produced
Au (oz.)	883	969	1,909	1,035
Cu (lbs)	895,206	922,132	1,533,065	868,306
Ag (oz.)	2,350	2,209	3,869	2,936

2006	Preproduction period
Tons produced	21,867	20,969	18,021	15,393
Grades
Au (oz./t)	0.061	0.061	0.044	0.064
Cu (%)	2.15	2.15	1.66	2.90
Ag (oz./t)	0.181	0.165	0.144	0.182
Recovery
Au (%)	82.73	86.01	85.02	85.62
Cu (%)	98.44	98.44	98.38	97.83
Ag (%)	69.64	68.75	66.08	70.51
Metal produced
Au (oz.)	1,104	1,095	671	846
Cu (lbs)	927,218	886,229	587,038	874,761
Ag (oz.)	2,760	2,373	1,709	1,980

Production for the twelve months of fiscal 2007 totalled 129,161 tons of ore grading 1.69% copper, 0.046 oz/t gold and 0.144 oz/t silver. This compares to 76,250 tons of ore grading 2.19% copper, 0.058 oz/t gold and 0.168 oz/t silver in 2006. In 2007, metal production was 4,218,709 pounds of copper, 4,796 ounces of gold and 11,364 ounces of silver, compared to 3,275,246 pounds of copper, 3,716 ounces of gold and 8,822 ounces of silver in 2006. In 2007, recovery rates were 96.58% for copper, 81.33% for gold and 61.00% for silver compared to 98.27% for copper, 84.75% for gold and 68.87% for silver for the same period in 2006.
In the fourth quarter of 2007, 34,704 tons of ore grading 1.32% copper (868,306 pounds), 0.038 oz/t gold (1,035 oz) and 0.132 oz/t silver (2,936 oz) were milled. This compares to 15,393 tons of ore grading 2.90% copper (874,761 pounds), 0.064 oz/t gold (846 oz) and 0.182 oz/t silver (1,980 oz) for the same period of 2006. In 2007, recovery rates were 94.44% for copper, 77.84% for gold and 64.23% for silver, compared to 97.83% for copper, 85.62% for gold and 70.51% for silver for the same period in 2006.
The increase in tonnage mined in the third and fourth quarters of 2007 was the result of the implementation of the Alimak mining method, the addition of more crews for the development of other mining areas and the accelerated development of a new ramp.
Merrill Pit
Following the receipt of environmental permits, the Company moved quickly to initiate drilling and the first tons of ore were milled in October 2007. A total of 65,197 tons of ore were milled in 2007, grading 0.39% copper (459,211 pounds), 0.010 oz/t gold (437 oz) and 0.096 oz/t silver (3,838 oz). The recovery rate was 91.44% for copper, 69.34% for gold and 61.20% for silver.
The Merrill Pit tonnage contributed to the backfill production plan and Copper Rand Mine was able to complete its scheduled backfilling program in the fourth quarter of 2007, which had a positive impact on ground conditions at the mine.
Development activities
Corner Bay Deposit
In the second half of 2006, the Company collared the ramp and installed some of the required surface infrastructure at Corner Bay.
Following the closing of the $11 million convertible debt and equity financings, the contract for Corner Bay development was awarded to CMAC-Thyssen. In early May 2007, CMAC-Thyssen initiated the development of the initial 700 meter main decline ramp; 600 meters were completed by year end. Development was delayed in the fourth quarter as procedures were required to control a significant amount of water. At the time, ore had been intercepted at level 55 while some 10 meters remained to be developed before reaching the ore at level 75. The water problem is now under control following extensive pumping and grouting. Current procedures are working satisfactorily and development has resumed at both levels and in the main ramp. The first tons of mineralized material were extracted and milled in March 2008.
During fiscal 2007, $10.5 million was invested in the development of the project, of which $9.8 million was dedicated to the development of the ramp and the raise and the installation of underground ventilation and pumping stations. A total of $0.7 million was also invested on buildings, roads and equipment.

Mineral resources
The current mineral resources of the Corner Bay deposit are defined as:

	Tonnage
Classification	(tonnes*)	Cu %
Measured	181,000	5.07
Indicated	265,000	5.93

Total	446,000	5.58

Inferred	1,441,000	6.76
Source: Géostat technical report dated July 2006, available on SEDAR (www.sedar.com)

* Note: Tonnage related to Corner Bay project is in Metric Tons (Tonnes)

   Cut off grade: 3.00% Cu

   Metal price: $1.25 US/lb Cu
Liquidity and capital resources
Campbell’s financial situation as at December 31 2007, 2006 and 2005 was as follows:

	2007	2006	2005
	(in thousands of dollars)
Long-term debt	21,025	65,357	67,782
Shareholders’ equity	6,131	12,006	30,503
Cash and cash equivalents	474	1,964	1,772
As of December 31, 2007, total long-term debt was $21.0 million compared to $65.4 million at the end of 2006, a decrease of $44.4 million. The Guaranteed Subordinated Debentures and the Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares in the amount of $50.0 million included in the 2006 long-term debt were repaid with the assigned restricted deposits and Exchange Agreements on the maturity date in January 2007 leaving a net increase of $5.6 million in 2007. The long-term debt of $21.0 million is represented by:
–	Guaranteed Convertible Debentures, which are accounted at the present value and included accrued interest of $0.3 million for total value of $2.35 million;

–	Convertible Demand Debentures for total value of $2.08 million;

–	A Credit Facility in the amount of $15.45 million repayable in 16 quarterly instalments of $966,000;

–	Convertible Debentures for total value of $0.52 million;

–	Other capital leases totalling $0.62 million.
The increase of $5.6 million is explained by the two new Guaranteed Convertible Debentures of $4.4 million, capitalized interest on the Credit facility of $1.1 million, an increase of capital leases for $0.5 million and a partial repayment by the Controller under CCAA Plan of Arrangement of MSV for $0.4 million.
Shareholders’ equity decreased by $5.9 million as a result of:

–	A decrease of $19.2 million due to the net loss for the year resulting from the operations of the Copper Rand and Joe Mann mines of $19.0 million and recent accounting changes on financial instruments — Recognition and measurement of $0.2 million.

–	An increase of $13.3 million mainly represented by an $11.0 million increase in capital stock and a $0.2 million increase for warrants, stock options and conversion rights following the three flow-through equity financings and exercise of warrants. Contributed surplus increased by $2.1 million following the cancellation and the expiration of warrants and options.
As at December 31, 2007, cash and cash equivalents amounted to $0.5 million with a working capital deficiency of $32.7 million.
Operating activities, excluding variations in non-cash working capital, used $17.6 million in 2007, compared with a use of cash totalling $8.0 million in 2006 and $3.3 million in 2005.
Over the past three years, Campbell has invested over $20.6 million in development, underground exploration and the acquisition of equipment at the Copper Rand Mine and for the development of the Corner Bay project to extract a bulk sample of 42,000 tonnes ($13.2 million in 2007, $4.7 million in 2006 and $2.7 million in 2005).
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
In 2006, there was a decrease against the line of credit related to the financing of the settlements receivable from Falconbridge Limited of $2.7 million due lower gross metal sales. The Company collected $3.9 million in 2005. This line of credit was totally repaid in early 2007 following the new contract with Ocean Partners, which allowed the Company to receive a weekly prepayment based on 90% of the value of net smelter return for all the concentrate shipped in the previous week.
Capital stock
The following details the outstanding capital stock as at the date of this Management’s Discussion and Analysis:

	Expiry	Exercise
	date	price	Total	Total
Common shares				432,604,881

Share purchase option	October 14, 2008	0.80	20,000
	May 31, 2009	0.64	370,000
	August 16, 2011	0.15	3,750,000
	May 9, 2012	0.15	200,000
	August 8, 2012	0.16	2,350,000	6,690,000

Warrants
	May 26, 2008	0.15	111,188,578

Expiry	Exercise
date	price	Total	Total
October 23, 2008	0.13	3,360,000
December 22, 2008	0.105	150,000
January 18, 2009	0.10	63,807,429	178,506,007
If exercised, the outstanding share purchase options and warrants would bring the diluted issued common shares to a total of 617,800,888, and would generate proceeds of approximately $25 million.
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
Impairment of long-lived assets
Future cash flows are based on estimated mineral resources with estimated grades and estimated recovery levels. Metal sale prices and exchange rates are estimated, as are production levels, costs of production, development costs, milling expenses, restoration expenses, discount rates and capital costs. In the course of a mine’s lifespan, the Company will likely be faced with internal and external factors that can lead to significant differences between forecasted and actual results, which may have a significant impact on actual results.
Depreciation and amortization
Mining properties are amortized using the unit-of-production method, which is based on their proven and probable reserves. This amortization can vary considerably due to exploration results and/or if the factors or assumptions used in determining the reserves are changed. Other factors that can influence reserve calculations include variations in metal prices or currency, differences between actual and estimated production costs, variations in ground conditions and modifications to geological interpretations. These risks are inherent to the mining industry.
Financial instruments
Campbell does not use, in the normal course of business, derivative instruments to hedge risks related to foreign exchange rates and metal prices. Fluctuations in these rates and prices can have a significant impact on operating results, on the Company’s financial situation, and on various assets and liabilities. As part of the negotiation of a bridge loan in November 2006, Campbell entered into forward contracts on the price of copper. These contracts have not been designated by the Company as hedges and were therefore marked to market as at December 31, 2006.
Fair value
The carrying amount of cash, restricted cash, short-term investments, receivables, settlement receivables, short-term loans, accounts payable, accrued liabilities and prepayments on concentrate inventory shipped in the consolidated balance sheets approximates fair value based on their short-term maturities and/or quotes received. Also, the fair value of long-term debt is approximately equal to its carrying value due to interest rates which are based on current market rates. Stock options and warrants are recorded at their fair value using the Black-Scholes pricing model.
Interest rate risk
The Company is subject to interest rate risk due to changes in the prime rate since one of its borrowings bears variable interest rates.
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
The copper concentrate is sold exclusively to Ocean Partners UK Limited (Falconbridge Limited in 2006 and preceding years), including the Copper Rand Mine pre-production revenue for 2006 and preceding years under a copper concentrate purchase agreement. The net metal sales represent approximately $17.4 million for the year ended December 31, 2007 ($16.9 million in 2006 and $21.9 million in 2005). An amount of $0.7 million was in settlements receivable at year end ($5.4 million in 2006).
Asset retirement obligations
The Company recognizes a liability for the legal obligations associated with the retirement of long-lived assets that results from the acquisition, construction, development or normal use of the assets. The liability for an asset retirement obligation is initially recorded at its fair value in the year in which it is incurred and when a reasonable estimate of fair value can be made. In subsequent years, the liability is adjusted for changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of the undiscounted cash flows. The accretion of the liability to its fair value as a result of the passage of time is charged to earnings.
Revenue recognition
The Company recognizes metal revenue, net of treatment and refining charges, when persuasive evidence of an arrangement exists, the transfer of title and risk of ownership has occurred, the price is fixed or determinable and collectibility is reasonably assured. Title is generally transferred on receipt of provisional payment and risk of ownership is transferred when the concentrate is delivered to the discharge port. Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded upon final settlement.
Under the Company’s copper concentrate sale contract, final gold, copper and silver prices may be set based on a future quotational period, typically one to five months, after the month of shipment, based on market metal prices, on prices fixed and agreed to by both parties or on a combination of both future quotational and fixed prices. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the settlements receivable measured at the forward price at the time of sale.

Stripping costs
The Company’s policy with respect to stripping costs incurred before the production phase of a mine begins is to capitalize these stripping costs as part of the depreciable costs of developing and constructing the mine, and to amortize these costs over the expected useful life of the ore body based on the estimated recoverable proven and probable reserves using the unit-of-production method. Stripping costs incurred during the production phase of a mine are variable production costs that are included in the costs of inventory produced (that is extracted) during the period in which the stripping costs are incurred.
Stripping costs associated with the initial overburden removal of newly created mines that are within close proximity of producing mines, follow the same accounting policy described above.
Recent accounting changes for Canadian GAAP
2007
Financial instruments — Recognition and measurement
On January 1, 2007, the Company adopted Section 3855 of the CICA Handbook, Financial Instruments - Recognition and Measurement, which describes the standards for recognizing and measuring financial instruments on the balance sheet and for reporting gains or losses in the financial statements. Under the new standard, financial assets and liabilities are initially recorded at fair value. Subsequently, financial instruments classified as financial assets available for sale, held for trading and derivative financial instruments, part of a hedging relationship or not, have to be measured at fair value on the balance sheet at each reporting date, whereas other financial instruments are measured at amortized cost using the effective interest rate method.
The Company has made the following classifications:
•	Cash and cash equivalents and restricted cash are classified as financial assets held for trading and are measured at fair value. Changes in fair value are charged to earnings.

•	Short-term investments are classified as available for sale and are marked-to-market through comprehensive loss at each period end.

•	Receivables and settlements receivable are classified as loans and receivables and are initially measured at fair value and, subsequently, recorded at amortized cost using the effective interest rate method.

•	Short-term loans, accounts payable, accrued liabilities, prepayments for concentrate inventory shipped and long-term debt are classified as other liabilities and are initially measured at fair value and, subsequently, recorded at amortized cost using the effective interest rate method.

•	Embedded derivatives that have been bifurcated from their host contract are grouped on the balance sheet with the host contract. Embedded derivatives are classified as held for trading, with variations in fair value recognized in earnings.

The Company selected January 1, 2003 as its transition date for embedded derivatives. An embedded derivative is a component of a financial instrument or another contract of which the characteristics are similar to a derivative. Transaction costs relating to the financial instruments not classified as held for trading are expensed.
The adoption of this Section is done retroactively without restatement of the consolidated financial statements of prior years. As at January 1, 2007, the Company measured the impact on the consolidated balance sheet of the following embedded derivatives:
Under its previous copper concentrate selling contract, the selling prices for copper, gold and silver were established based on the average price of the fourth, third and second month following delivery, respectively. The impact of measuring the sale of concentrates at the forward price at the time of the sale, compared to the former method of measuring the sale of concentrate on the basis of the current prices, resulted in a decrease of settlements receivable of $148,000. Also, under one of the collective agreements, the employees are entitled to receive a bonus based on the increase in the price of gold during the term of the agreement. The impact of measuring this embedded derivative at fair value, as opposed to the previous method where bonuses were accounted for on an incurred basis, resulted in an increase of accrued liabilities of $79,000. The total impact on deficit of measuring the embedded derivatives is an increase in deficit of $227,000. No tax effect was recorded on these adjustments due to the balance of unrealized tax losses.
Financial instruments — Disclosure and presentation
On January 1, 2007, the Company adopted Section 3861 of the CICA Handbook, Financial Instruments - Disclosure and Presentation. This Section establishes standards for the presentation of financial instruments and non-financial derivatives, and defines the information that should be disclosed about them.
Comprehensive income
On January 1, 2007, the Company adopted Section 1530 of the CICA Handbook, Comprehensive Income. This Section describes reporting and disclosure recommendations with respect to comprehensive income and its components. Comprehensive income is the change in shareholders’ equity that results from transactions and events from sources other than the Company’s shareholders. These transactions include unrealized gains or losses resulting from changes in fair value of certain financial instruments.
As a result of the adoption of this Section, the consolidated financial statements now include a statement of comprehensive income. The comparative figures have not been restated.
Equity
On January 1, 2007, the Company adopted Section 3251 of the CICA Handbook, Equity, replacing Section 3250, Surplus. This Section describes standards for the presentation of equity and changes in equity as a result of the application of Section 1530, Comprehensive Income.
Hedges
On January 1, 2007, the Company adopted Section 3865 of the CICA Handbook, Hedges. The recommendations of this Section expand the guidelines required by Accounting Guideline 13 (“AcG-13”), Hedging Relationships. This Section describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenue and expenses from the derivative financial instruments in the same period as for those related to the hedged item. The adoption of this Section had no effect on the consolidated financial statements.

Accounting changes
In July 2006, the CICA issued a revised Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policies only when they result in the financial statements providing more relevant and reliable information, requires that changes in accounting policies be applied retrospectively, unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The implementation of this Section did not have a material impact on the consolidated financial statements.
Future accounting changes
Capital disclosures
In December 2006, the CICA issued Section 1535, Capital Disclosures. The Section is effective for fiscal years beginning on or after October 1, 2007. It requires the disclosure of the entity’s objectives, policies and processes for managing capital, the disclosure of quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and the consequences of any non-compliance.
Disclosures required by the new standard will be included in the Company’s interim and annual consolidated financial statements for the fiscal year beginning on January 1, 2008.
Financial instruments — Disclosure and Financial instruments — Presentation
In December 2006, the CICA issued Sections 3862 and 3863, Financial Instruments — Disclosure and Financial Instruments — Presentation. These sections are effective for fiscal years beginning on or after October 1, 2007 and replace Section 3861 Financial Instruments — Disclosure and Presentation. These Sections revise and enhance the disclosure requirements and carry forward unchanged the presentation requirements. These new Sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the Company manages those risks and requires the disclosure of information relating to the significance of financial instruments to the Company’s financial position and performance.
Disclosures required by the new standard will be included in the Company’s interim and annual consolidated financial statements for the fiscal year beginning on January 1, 2008.
Inventories
In June 2007, the CICA issued Section 3031, Inventories, replacing Section 3030. The section is effective for fiscal years beginning on or after January 1, 2008, and describes the standards for the valuation of inventories and the disclosures required.

This section requires that:
•	Inventories be valued at the lower of cost and net realizable value, with disclosure of the basis of determining the cost of inventory, including information relating to overhead and other costs charged to the cost of inventory.

•	First in — first out or weighted average cost method be systematically used to evaluate cost of inventory.

•	Major spare parts to be classified as property, plant and equipment.

•	Write-downs recorded in prior years have to be reversed whenever an increase in fair value occurs.

•	Requirement to disclose the value of inventory charged to earnings during the period.
The Company is currently evaluating the impact of this Section on its consolidated financial statements.
General standards of financial statement presentation
In June 2007, the CICA amended Section 1400, General Standards of Financial Statement Presentation, to include going concern requirements. The amendment is effective for fiscal years beginning on or after January 1, 2008. This amendment requires that management assess and disclose the Company’s ability to continue as a going concern.
This new requirement will not have an impact on the consolidated financial statements as the Company is already making the required disclosures in Note 2.
Goodwill and intangible assets
In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and will result in the withdrawal of Section 3450, Research and Development Costs, as well as Emerging Issues Committee (“EIC”) 27, Revenue and Expenditures During the Pre-operating Period, and Accounting Guideline 11 (AcG-11), Entreprises in the Development Stage This Section provides guidelines on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective for fiscal years beginning on or after October 1, 2008 .
The Company is currently evaluating the impact of this Section on the consolidated financial statements
International financial reporting standards
In 2006, the Canadian Accounting Standards Board (“AcSB”) adopted its Strategic Plan, which includes the decision to move financial reporting for Canadian publicly accountable enterprises to the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Under the AcSB’s plan, this new framework will be effective for fiscal years beginning on or after January 1, 2011. Information regarding the enterprise’s plan to converge and the anticipated effects is to be disclosed prior to the adoption, with the first disclosure by the Company expected to be made in the consolidated financial statements for the year ended December 31, 2008.

Tabular disclosure of contractual obligations
The Company is contractually obligated to commitments totaling approximately $31.3 million. Minimum payments due in each of the following periods are as follows:
Payments due by period

Contractual obligations		Less than 1			More than 5
(in million dollars)	Total	year	1-3 years	4-5 years	years
Longterm debt obligations	21.0	18.3	2.7	—	—
Pension plan actuarial deficit (2)	5.9	0.7	1.4	1.3	2.5
Asset retirement obligations(1)	4.4	0.2	0.9	0.1	3.2

Total	31.3	19.2	5.0	1.4	5.7

Notes:

(1)	Asset retirement obligations exclude obligations assumed by the Copper Rand/Portage Fiduciary Fund in the amount of $3.0 million.

(2)	Based on December 31, 2005 actuarial valuation.
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
The collective agreements covering all employees expire in 2009.
The Company, as for the mining industry as a whole, is faced with certain types of risks related to ground conditions, seismic activity and floods. These risks can cause adverse events such as injuries, or even loss of human life, damage to mining properties, the impairment or destruction of a production facility. Such events could impact the level of production and generate financial losses and possible litigation.
Subsequent Events
On February 8, 2008, the Company announced that it has entered into agreements with Ocean Partners pursuant to which Ocean Partners will subscribe and purchase one unit (the “Unit”) of the Company at a price of US$1,800,000 and will also provide the Company with a loan facility (the “ Facility”) of up to US$700,000.
The Unit consists of a US$1,800,000 secured convertible debenture with an interest rate of 11.5% per annum (the “Debenture”) and a number of common share purchase warrants (the “Warrants”) equal to the quotient of US$1,800,000 and the lower of CDN$0.13 and the closing price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) on the day prior to the closing date. Each Warrant shall entitle the holder thereof to purchase one common share of Company, at a price per common share equal to the lower of CDN$0.14 or one cent above the closing price of the common shares on the TSX on the day prior to the closing date, for a period of 24 months following the closing date. All or any portion of the Debenture may be, at Ocean Partners’ discretion, converted into common shares of the Company at a price per common share equal to the lower of CDN$0.13 or the closing price of the common shares on the TSX on the day prior to the closing date.
All or any portion of the Facility may be, at Ocean Partners’ discretion, reimbursed in cash or converted into units of the Company (the “Facility Units”) at a price per Facility Unit equal to the lower of CDN$0.13 or the closing price of the common shares on the TSX on the day prior to the closing date. Each Facility Unit consists of one common share of the Company and one common share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price per common share equal to the lower of CDN$0.14 and one cent above the closing price of the common shares on the TSX on the day prior to the closing date, for a period of 24 months following the closing date.

Both financings are scheduled to close as soon as approbation from regulatory authorities is obtained and all conditions precedent to funding are met. The proceeds of the financings will be used for the repayment of the Advance Facility owed by the Company to Ocean Partners and for working capital purposes.
Outlook
Copper Rand Mine
The Company continues to make good progress at the Copper Rand Mine. The introduction of the Alimak mining method as well as other initiatives to diversify the sources of ore at the mine have resulted in a constant increase in production output in recent months. In the second half of 2007, output reached 82,462 tons, compared to 76,250 tons for all of 2006 and 46,699 tons in the first half of 2007. Total production for the first two months of 2008 has already reached 33,000 tons with the addition of two new production areas, which brings the total number of production areas to three. A fourth zone should be in production in the second quarter of 2008 with two new zones available for the end of 2008 and in the first half of 2009. The Company should be able to maintain increased production in the coming months.
Corner Bay
In February, 2008, the Company announced that it had successfully mitigated groundwater inflow at Corner Bay, and that shipments to the Copper Rand Mill of development ore from the 55 and 75 metre levels had begun. Underground services had also been completed, including the escapeway and vent raise. Development to the 105 metre level continues to progress well, and mining of the initial 42,000 tonne bulk sample with an average grade of 3.7% copper is expected to begin in the second quarter.
At a 3% Cu cut-off, Corner Bay has measured and indicated resources of 446,000 tonnes averaging 5.58% Cu (181,000 @ 5.07% Cu measured and 265,000 @ 5.93% Cu indicated); inferred resources total 1,441,000 tonnes averaging 6.76% Cu.
Merrill Pit
Production at the Merrill Pit began in the fourth quarter of 2007. To date, 108,920 tons of ore, grading an average of 0.39% copper and 0.009 ounces of gold per ton, have been milled. A stockpile of 65,000 tons of ore has already been blasted and is available at the Pit. Production should continue throughout 2008 while targeting zones to increase milled grades to 0.50% copper.
In addition, the Company continues to evaluate opportunities to acquire and bring into production additional assets in the prolific Chibougamau mining camp to further its plan of maximizing throughput at the Copper Rand Mill.
Financial reporting controls and procedures
As of December 31, 2007, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Multilateral Instrument 52-109. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed in reports that the Corporation filed under Canadian Securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

As of December 31, 2007, there was no change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control financial reporting.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     Directors
     The following table sets forth certain information concerning the directors of the Company, including their beneficial ownership of shares of the Company as of March 31, 2008. Unless otherwise indicated, each nominee holds sole voting and investment power over his shares.

				Number and
				Percentage of
				Common
				Shares
				Beneficially
Name, Residence and	Director			Owned or
Office Held	Since	Principal Occupation	Age	Controlled
Louis Archambault (2) (3) (4)	2001	President, Groupe Conseil Entraco	57	6,000 (6)
Montréal, Québec, Canada		Inc., Montréal, Québec,		(0.001%)
Director		environmental consulting firm.

Graham G. Clow (1) (4)	1996	Managing Director, Scott Wilson	57	130,250(13)
Toronto, Ontario, Canada		Mining Group, Toronto, Ontario,		(0.03%)
Director		mining consultants;
		Director of Baffinland Iron Mines
		Corporation

André Y. Fortier (5)	2000	President and Chief Executive	67	2,122,439 (7)
Montréal, Québec, Canada		Officer of Campbell;		(0.49%)
President and Chief Executive		Prior to June 2001: Chairman and
Officer and Director		Chief Executive Officer of MSV
		Resources Inc. and President and
		Chief Executive Officer of Géonova;

		Director of Excellon Resources Inc.
		and Norcast Income Fund

René R. Galipeau	2006	Vice-Chairman and Chief Executive	62	1,655,030 (8)
Toronto, Ontario, Canada		Officer of Nuinsco and Victory		(0.38%)
Director		Nickel Inc.;

		Director of Wallbridge Mining
		Company Limited;

		Formerly Executive Vice-President
		and Chief Financial Officer of
		Breakwater Resources Ltd., a base
		metals company, to early 2004; and

		Senior Vice-President and Chief
		Financial Officer of HMZ Metals Inc.
		from September 2004 to February 2006

W. Warren Holmes	2006	Chairman of Nuinsco and Victory	65	2,968,299 (9)
Timmins, Ontario, Canada		Nickel Inc., formerly Chief		(0.69%)
Director		Executive Officer of Nuinsco, Mining
		Executive;

				Number and
				Percentage of
				Common
				Shares
				Beneficially
Name, Residence and	Director			Owned or
Office Held	Since	Principal Occupation	Age	Controlled
		Prior to July 2002, Senior
		Vice-President, Canadian Mining
		Operations, Falconbridge Ltd., a
		base metals producer.

James C. McCartney Q.C. (1) (2) (3)	1993	Chairman of Campbell;	70	22,500 (10)
Toronto, Ontario, Canada				(0.001%)
Director

		Counsel, McCarthy Tétrault LLP,
		Toronto, Ontario, law firm; 40 years
		as a practising lawyer in corporate
		finance and mergers and
		acquisitions;

		Director and SecretaryTreasurer,
		Labrador Iron Ore Royalty Income
		Fund;
		Director, Iron Ore Company of Canada;

		Prior to January 2003, Partner and
		Past Chairman, McCarthy Tétrault
		LLP.

G.E. Kurt Pralle (1)	1993	Mining and Metallurgical Consultant	73	10,000 (11)
Ramsey, New Jeyser, United States				(0.002%)
Director

James D. Raymond(2) (5)	1979	Private Investor	83	0 (12)
Montréal, Québec, Canada				(0%)
Director

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance Committee.

(4)	Member of the Environmental Committee.

(5)	Member of the Executive Committee.

(6)	Excludes 375,000 shares of the Company subject to options.

(7)	Excludes 1,100,000 shares of the Company subject to options.

(8)	Excludes 350,000 shares of the Company subject to options.

(9)	Excludes 350,000 shares of the Company subject to options.

(10)	Excludes 450,000 shares of the Company subject to options.

(11)	Excludes 375,000 shares of the Company subject to options.

(12)	Excludes 375,000 shares of the Company subject to options.

(13)	Excludes 375,000 shares of the Company subject to options.
     As of March 31, 2008, the directors and officers of the Company as a group beneficially owned 7,244,353 common shares representing approximately 1.7% of the outstanding common shares of the Company excluding 3,750,000 common shares subject to option. The information as to common shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually.

     Senior Management
     The following table shows certain information with respect to the executive and other officers of the Company:

		Year
		appointed to	Other Positions and
Name	Office	Office	Business Experience	Age
André Y. Fortier	President and Chief Executive Officer	2000	Business Executive(1)	67
Réal Savoie	Vice-President, Finance	2006	C.G.A.	54
Alain Blais	Vice President and General Manager	2001	Geologist(2)	52
Sébastien Vézina	Secretary	2008(3)	Lawyer(4)	34

Notes:

(1)	See description of Principal Occupation and Business Experience under subsection entitled “Directors”.

(2)	Prior to the merger in June 2001, Mr. Blais was Vice President, Geology & Development with MSV Resources Inc. and has worked as a geologist in Chibougamau since 1979.

(3)	Sébastien Vézina replaced Mr. Michel Blouin as Secretary of the Corporation on February 28, 2008.

(4)	Mr. Vézina is a partner at the law firm Lavery, de Billy, L.L.P.
     The Board of Directors has adopted “Standards of Ethical Conduct” which apply to all directors and officers of the Company and which was filed as Exhibit 11.1 to the 2003 Annual Report on Form 20-F.
     There is no family relationships between any director or executive officer and any other director or executive officer.
     There is no arrangement or understanding between any director or executive officer and any other person pursuant to which the director was elected or the executive officer was appointed.
B. Compensation
     Executive Compensation
     The following table sets forth information concerning the compensation paid to the Company’s President and Chief Executive Officer and named executive officers (the “Named Executive Officers”) as required to be disclosed in accordance with applicable securities regulations during the Company’s three financial years ended December 31, 2007, December 31, 2006 and December 31, 2005:
     “Named Executive Officers” or “NEOs” means the following individuals:
▪	each Chief Executive Officer;

▪	each Chief Financial Officer;

▪	each of the Company’s three most highly compensation executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

▪	any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end.
     Such information includes the following: the salary earned, the bonus, any other compensation, including the specific benefits and other personal benefits, the options granted under the stock option plan of the Company and any other compensation which is not disclosed elsewhere.
     As at December 31, 2007, the end of the most recently completed financial year of the Company, the Company had three Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below.
Summary Compensation Table

					Long-Term Compensation
					Awards		Payouts
					Securities
					Under	Restricted
		Annual Compensation			Options /	Shares or
Name and				Other Annual	SARs	Restricted	LTIP	All Other
Principal		Salary	Bonus	Compensation	Granted	Share Units	Payouts	Compensation
Position	Year	($)	($)	($)	(#)	($)	($)	($)
André Y. Fortier	2007	235,000	—	19,000	400,000	—	—	14,973
President and Chief Executive Officer	2006	235,000	—	18,000	600,000	—	—	14,866
	2005	229,845	—	16,500	—	—	—	16,165

Claude Bégin(1)	2007	—	—	—	—	—	—	—
Former Executive Vice President &	2006	95,008	3,303	18,000	—	—	—	14,866
Chief Operating Officer	2005	138,000	5,035	16,500	—	—	—	16,165

Alain Blais	2007	153,892	7,982	19,000	200,000	—	—	11,923
Vice President and General Manager	2006	114,893	7,179	18,000	200,000	—	—	9,895
	2005	107,200	7,021	16,500	—	—	—	10,009

Lucie Brun(2)	2007	—	—	—	—	—	—	—
Former Executive Vice President &	2006	61,347	5,923	18,000	—	—	—	9,048
Chief Administrative Officer	2005	110,000	6,207	16,500	—	—	—	12,255

Réal Savoie(3)	2007	118,077	—	19,000	200,000	—	—	4,400
Vice President, Finance	2006	96,231	—	16,818	200,000	—	—	1,869
	2005	77,404	—	—	—	—	—	1,391

Notes:

(1)	Resigned on June 30, 2006.

(2)	Resigned on September 30, 2006.

(3)	Appointed on August 9, 2006.

     Bonus or Profit-Sharing Plans and Stock Options
     Options / Stock Appreciation Rights (“SAR”) Granted during the Most Recent Financial Year
     The table below sets forth a summary of stock option grants made to the Named Executive Officers under the Company’s stock option plan during the financial year ended December 31, 2007:

				Market Value of
				Securities
		% of Total		Underlying
	Securities under	Options Granted	Exercise or Base	Options on the
	Options Granted	to Employees in	Price ($) /	Date of Grant ($)/
Name	(#)	2007(2)	Common Share	Common Share	Expiration Date
André Y. Fortier President and Chief Executive Officer	400,000 (1)	14.03	0.16	0	August 8, 2012

Alain Blais Vice President and General Manager	200,000 (1)	7.02	0.16	0	August 8, 2012

Réal Savoie Vice President, Finance	200,000 (1)	7.02	0.16	0	August 8, 2012

Notes:

(1)	Granted pursuant to the Share Option Plan as defined herein.

(2)	A total of 2,850,000 options were granted to employees of the Company pursuant to the Employee Incentive Plan, as defined herein and pursuant to the Directors’ Stock Option Plan, as defined herein, in 2007.
     Aggregate Options Exercised During the Most Recent Financial Year and Year End Option Value
     There were no stock options exercised by a Named Executive Officer during the financial year ended December 31, 2007. The table below sets out, on an aggregate basis, the number and value of unexercised options as at December 31, 2007.

					Value of Unexercised in-the-
			Unexercised Options/SARs as		Money Options/SARs
	Securities		at December 31, 2007		as at December 31, 2007
	Acquired on	Aggregate	(#)		($)(2)
	Exercise	Value Realized			Exercisable	Unexercisable
Name	(#)	($)(1)	Exercisable	Unexercisable	($)	($)
André Y. Fortier President and Chief Executive Officer	Nil	N/A	1,100,000	Nil	Nil (3)	N/A

Alain Blais Vice President and General Manager	Nil	N/A	450,000	Nil	Nil (3)	N/A

Réal Savoie Vice President Finance	Nil	N/A	400,000	Nil	Nil (3)	N/A

Notes:

(1)	Aggregate Value Realized is the difference between the market price of the Company’s Common Shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)	Value of Unexercised Options is equal to the difference between the closing price of the Common Shares of the Company on the TSX on December 31, 2007 and the exercise prices of options outstanding, multiplied by the number of shares purchasable under such options.

(3)	None of the options held by the Named Executive Officer was in-the-money as at December 31, 2007.
     Securities Authorized for Issuance Under Equity Compensation Plans
     The following table summarizes as of December 31, 2007, the equity compensation plans pursuant to which equity securities of the Company may be issued:
Equity Compensation Plan Information

			Number of Common Shares
	Number of CommonShares	Weighted Average Exercise	Remaining Available for
	to be Issued Upon Exercise	Price of Outstanding	Future Issuance Under the
Plan Category	of Outstanding Option	Options	Equity Compensation Plans
Equity Compensation Plans of the Company approved by the shareholders	7,165,000	0.18	685,000
Equity Compensation Plans of the Company not approved by the shareholders	0	N/A	0

Total:	7,165,000	—	685,000

C. Board Practices
     Date of expiration of current term of office
The directors of the Company serve until the next annual general meeting of the Company, unless earlier vacated in accordance with the Articles of the Company and the provisions of the CBCA. All officers serve at the discretion of the Board.
     Directors’ Service Contracts
     The Company has entered into employment agreements with its Named Executive Officers as described below.
     On August 6, 2002, the Company entered into an employment agreement with André Y. Fortier as President and Chief Executive Officer. The agreement stipulates among other things, a base salary and provides that in the event that Mr. Fortier’s employment is terminated, he will be entitled to be paid up to thirty-six (36) months’ salary and benefits. In the event of a change of control, as defined, Mr. Fortier will be entitled to resign within six (6) months thereof and be paid thirty-six (36) months’ salary and benefits. The agreement also provides that in the event of resignation or termination, options held by Mr. Fortier will immediately become fully exercisable. Such options will expire ninety days (90) after resignation or termination.

     On August 6, 2002, the Company entered into an employment agreement with Alain Blais as Vice President, Geology & Development. The agreement stipulates among other things, a base salary and provides that in the event that Mr. Blais’ employment is terminated, he will be entitled to be paid up to twenty-four (24) months’ salary and benefits. In the event of a change of control, as defined, Mr. Blais will be entitled to resign within six (6) months thereof and be paid twenty-four (24) months’ salary and benefits. The agreement also provides that in the event of resignation or termination, options held by Mr. Blais will immediately become fully exercisable. Such options will expire ninety (90) days after resignation or termination.
     Audit Committee
     Audit Committee Charter
     The Audit Committee has a formal charter, the text of which is included as Exhibit 14.3 of this Report, setting out its mandate and responsibilities that the Board revised in November 2004.
     Composition of Audit Committee

Name	Independent	Financially Literate
Graham G. Clow	Yes	Yes
James C. McCartney	Yes	Yes
G.E. Kurt Pralle	Yes	Yes
The Audit Committee is comprised of three directors, each of whom are independent under applicable Canadian, TSX and U.S. requirements. All the members of the Committee are “financially literate” and have the ability to read and understand a set of financial statements.
     The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities are as follows:
     Graham G. Clow obtained a B.Sc in Geological Engineering in 1972, and a B.Sc in Mining Engineering in 1974. He has thirty-three (33) years experience in the mining industry at all levels from operations to corporate, including chief executive officer of public companies.
     James C. McCartney has 39 years of experience as a corporate lawyer in the fields of corporate finance and mergers and acquisitions in major part for mining companies.
     G.E. “Kurt” Pralle is a graduate mining engineer (1958), a graduate metallurgical engineer (1959), and has post-graduate education in financial and credit assessment. He has twenty (20) years of experience as Vice President of Citibank with Specialized (mining/metals) Industries credit authority, and has been a director of mining companies.
     The Audit Committee meets on a quarterly basis and holds special meetings as circumstances require. All three members attended the four meetings of the Audit Committee held during the last fiscal year, with the exception of Mr. Clow who was absent for two meetings.

     Audit Committee Oversight
     At no time since the commencement of the Corporation’s most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the Corporation’s external auditors not been adopted by the Board.
     Pre-Approval Policies and Procedures
     The Audit Committee approves the engagement terms for all audit and non-audit services to be provided by the Corporation’s accountants before such services are provided to the Corporation or any of its subsidiaries.
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
Base Salary: The program is designed to attract and retain executive officers by delivering a competitive rate of base pay. Market competitive rates will be determined by comparison with average compensation levels of comparable mining companies. It is believed that the average pay of these companies is a reasonable reference point from which to target and manage base pay, while recognizing the need for executive level experience and skills in the current phase which will further the Corporation’s achievement of its growth objectives.

Annual Incentive Compensation: The Corporation currently does not offer a short-term variable pay or incentive plan but may in future implement an annual incentive plan. Campbell’s Employee Incentive Plan has a Share Bonus Plan component, which may be used to provide annual incentive compensation. The use of this plan can combine both short and longer term incentives and, through increased share holding, would also align the interests of executive officers with those of Campbell’s shareholders. Grants of annual bonuses would be based on the employee’s contribution towards Campbell’s success in meeting its goals.
Stock Option Programs: Campbell strongly believes that by providing those persons who have substantial responsibility for the management and growth of Campbell with an opportunity to acquire Campbell’s stock, the interests of shareholders and executives will be increasingly aligned. The number of stock options that will be granted to executive officers will be based on competitive practices of comparable mining companies and will reflect an emphasis on long-term performance awards. Options will generally be granted for a five-year term.
     Report on Executive Compensation
     The Compensation Committee, which is composed of Louis Archambault, James C. McCartney, Q.C. and James D. Raymond. The Compensation Committee met once during the year ended December 31, 2007.
     Statement of Corporate Governance Practices
     The Company seeks to attain high standards of corporate governance. The Board of Directors has carefully considered the Corporate Governance Guidelines set forth in Policy Statement 58-201 of the Canadian Securities Administrators. A description of the Company’s corporate governance practices is set out below in response to the requirements of National Instrument 58-101 “Disclosure of Corporate Governance Practices” and in the form set forth in Form 58-101F1 “Corporate Governance Disclosure”, both of the Canadian Securities Administrators.

Form 58-101-F1 - Corporate Governance
Disclosure			The Company’s Practices
1.	Board of Directors

	a)	Disclose the identity of directors who are independent.	The Board of Directors was composed of nine directors until Michel Blouin’s resignation on December 11, 2007. The remaining eight persons, Louis Archambault, Graham G. Clow, James C. McCartney, G.E. Kurt Pralle, René R. Galipeau, W. Warren Holmes and James D. Raymond are independent. These directors are independent as none of them has a direct or indirect material relationship with the Company.

	b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	The other director is André Y. Fortier that is not independent as he holds the position of President and Chief Executive Officer.

	c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board)	A majority of the Company’s Directors are independent.

Form 58-101-F1 - Corporate Governance
Disclosure			The Company’s Practices
does to facilitate its exercise of independent judgement in carrying out its responsibilities.

d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	André Y. Fortier is also a director of Excellon Resources, Inc. and Norcast Income Fund.

Graham G. Clow is also director of Baffinland Iron Mines Corporation.

René R. Galipeau is also director of Nuinsco Resources Limited and Victory Nickel Inc.

W. Warren Holmes is also Chairman of Nuinsco Resources Limited and Victory Nickel Inc.

	e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	When required, the independent Directors hold scheduled meetings at which non-independent Directors and members of management are not in attendance. In 2007, no such meetings was held.

	f)	Disclosure whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	James C. McCartney serves as non-executive Chair of the Board. He has served in that position since April 26, 1995.

	g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	All Directors attended all Board meetings, except James C. McCartney, W. Warren Holmes, Michel Blouin (who resigned on December 11, 2007) and Louis Archambault who were each absent from one meeting and Graham G. Clow who was absent from two meetings.

2.	Board Mandate

Form 58-101-F1 - Corporate Governance
Disclosure			The Company’s Practices
	a)	Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The Board’s mandate is set forth in the Governance Policy of the Company, a copy of which is attached hereto as Exhibit 15.4.

3.	Position Descriptions

	a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has developed written position descriptions for the Chair of the Board and the Chair of each Board committees. These descriptions are set forth in the Governance Policy of the Corporation, a copy of which is attached hereto as Exhibit 15.4.

	b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer. This description is set forth in the Governance Policy of the Company, a copy of which is attached hereto as Exhibit 15.4.

4.	Orientation and Continuing Education

	a)	Briefly describe what measures the board takes to orient new directors regarding	Orientation and education of directors is an ongoing matter. As such, ongoing informal discussions between management and members of the Board is encouraged and formal presentations by management throughout the year in addition to regularly scheduled site visits to the Company’s operations are mandated.

i) the role of the board, its committees and its directors, and

ii) the nature and operation of the issuer’s business.

	b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Orientation and education of directors is an ongoing matter. As such, ongoing informal discussions between management and members of the Board is encouraged and formal presentations by management throughout the year in addition to regularly scheduled site visits to the Company’s operations are mandated.

5.	Ethical Business Conduct

	a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has	The Board has adopted a written Code of Conduct for directors, officers and employees.

Form 58-101-F1 - Corporate Governance
Disclosure			The Company’s Practices
adopted a written code:

		i) disclose how a person or Corporation may obtain a copy of the code;	A copy of the Code of Conduct is attached hereto as Exhibit 11.1.

		ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code and	Employees, officers and directors must confirm having read and understood the Code of Conduct and the Company has implemented a complaint procedure which allows employees to report any conduct that is not compliant with the Code of Conduct on an anonymous and/or confidential basis. Mid-level and upper levels of management are required to report to senior management any instances of fraud, illegal acts and compliance issues. When situations of non-compliance have become known to management, appropriate disciplinary action has been taken.

iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
The Company has not filed any material change report during the financial year ended December 31, 2007 that pertains to any conduct of a Director or executive officer that constitutes a departure from the Code of Conduct. No waivers from the Code of Conduct have been sought or granted.

	b)	Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	In the event any transactions or agreements occur in respect of which a Director or executive officer has a material interest, the matter must be initially reviewed by the Audit Committee and is then submitted to the Board of Directors. The Board may implement any measures that it finds necessary in order to ensure the exercise of independent judgment. In the event a Director has a material interest in any transaction or agreement, such Director will abstain from voting in that regard.

	c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Through the above-noted methods, the Board encourages and promotes a culture of ethical business conduct. This is reinforced by the behaviour of the Board, as provided in its mandate, which is in strict compliance with the terms and the spirit of these measures.

6.	Nomination of Directors

	a)	Describe the process by which the board identifies new candidates for board nomination.	The Corporate Governance Committee oversees the process by which the Board identifies new candidates for Board nomination.

Form 58-101-F1 - Corporate Governance
Disclosure			The Company's Practices
	b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	This Governance Committee is composed entirely of independent Directors.

	c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Corporate Governance Committee oversees the process by which the Board identifies new candidates for Board nomination.

7.	Compensation

	a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.	Each year, the Compensation Committee reviews data of director compensation for companies of a comparable size. Using such information, the Compensation Committee formulates a recommendation to the Board of Directors and the final decision is made by the Board of Directors.

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

The Compensation Committee met only once in 2007.

	b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The Compensation Committee oversees compensation matters and is composed entirely of independent Directors.

	c)	If the board has a compensation	Compensation matters are overseen by the

Form 58-101-F1 - Corporate Governance			The Company’s Practices
Disclosure
		committee, describe the responsibilities, powers and operation of the compensation committee.	Compensation Committee.

	d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	During the 2007 financial year, the Company did not retain the services of a compensation consultant.

8.	Other Board Committees

		If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Other than the Audit Committee and the Compensation Committee, the Board has the following standing committees: The Environment Committee, the Corporate Governance Committee and the Executive Committee.

9.	Assessments

		Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	Given the recent proceedings of the Corporation under the CCAA, the Board, in conjunction with its Corporate Governance Committee, has informally assessed the effectiveness of the Board as a whole and the contribution of individual directors from time-to-time as appropriate.
D. Employees
     On March 30, 2008, the Company had 179 employees compared to 281 at March 30, 2007 and 252 on March 31, 2006, all of whom were in Canada. Of the 179 employees of Campbell and of its wholly-owned subsidiaries employed, 118 were covered by collective bargaining agreements. The relationship of Campbell and its subsidiaries with their employees and contractors is considered by Campbell to be satisfactory. During the last three financial years, there were no material strikes or walkouts.
     At the Joe Mann Mine, before the Company decided to close the mine on September 11, 2007, there were NIL persons that were employed, compared to 65 persons as of December 2006 and 114 persons as of

December 31, 2005. The operation has ceased in September 2007. The mine workers are covered by a collective bargaining agreement with Le Syndicat des Travailleurs-euses de la Mine Meston (“CSN”) and one nurse was covered by a collective bargaining agreement with the FIIQ. The collective agreement at the Joe Mann Mine was renewed on June 1, 2005 and will terminate on December 31, 2010.
     As at December 31, 2007, MSV had approximately 152 full time employees at the Copper Rand Mine compared to 117, at December 31, 2006, 72 at December 31, 2005 and 332 at the end of 1996 prior to the suspension of operations, as previously described. Of the 152 employees, 118 mine workers were covered by a collective bargaining agreement with the United Steelworkers of America. The collective agreement for the Copper Rand Mine was renewed on May 1, 2004 and will terminate on April 30, 2009.
     At its headquarters, Campbell has 5 employees. Of theses employees, two (2) are officers. The one (1) other officer is based at the mining office in Chibougamau.
E. Share Ownership
The shareholdings of the Named Executive Officer as well as the rest of the directors and officers of the Company as at March 31, 2008 are as follows:

Number and Percentage of
Name	Position Held	Outstanding Common Shares Owned
Louis Archambault	Director	6,000 (0.001%)
Alain Blais	Vice President and General Manager	274,424 (0.06%)
Graham G. Clow	Director	130,250 (0.03%)
André Y. Fortier	President and Chief Executive Officer and Director	2,122,439 (0.49%)
René R. Galipeau	Director	1,655,030 (0.38%)
W. Warren Holmes	Director	2,968,299 (0.69%)
James C. McCartney Q.C.	Director	22,500 (0.001%)
G.E. Kurt Pralle	Director	10,000 (0.002%)
James D. Raymond	Director	0 (0%)
Réal Savoie	Vice President Finance	55,411 (0.01%)
Sébastien Vézina	Secretary	0 (0%)
The details of the stock options held by the Named Executive Officer as well as the rest of the directors and officers of the Company as at March 31, 2008 are as follows:

Name	Grant Date	Expiry Date	Exercise Price	Number of Options(1)
Louis Archambault	May 31, 2004	May 31, 2009	$0.64	25,000
	August 16, 2006	August 16, 2011	$0.15	250,000
	August 8, 2007	August 8, 2012	$0.16	100,000

Name	Grant Date	Expiry Date	Exercise Price	Number of Options(1)
Alain Blais	May 31, 2004	May 31, 2009	$0.64	50,000
	August 16, 2006	August 16, 2011	$0.15	200,000
	August 8, 2007	August 8, 2012	$0.16	200,000

Graham G. Clow	May 31, 2004	May 31, 2009	$0.64	25,000
	August 16, 2006	August 16, 2011	$0.15	250,000
	August 8, 2007	August 8, 2012	$0.16	100,000

André Y. Fortier	May 31, 2004	May 31, 2009	$0.64	100,000
	August 16, 2006	August 16, 2011	$0.15	600,000
	August 8, 2007	August 8, 2012	$0.16	400,000

René R. Galipeau	August 16, 2006	August 16, 2011	$0.15	250,000
	August 8, 2007	August 8, 2012	$0.16	100,000

W. Warren Holmes	August 16, 2006	August 16, 2011	$0.15	250,000
	August 8, 2007	August 8, 2012	$0.16	100,000

James C. McCartney Q.C.	August 16, 2006	August 16, 2011	$0.15	50,000
	August 8, 2007	August 8, 2012	$0.16	400,000

G.E. Kurt Pralle	May 31, 2004	May 31, 2009	$0.64	25,000
	August 16, 2006	August 16, 2011	$0.15	250,000
	August 8, 2007	August 8, 2012	$0.16	100,000

James D. Raymond	May 31, 2004	May 31, 2009	$0.64	25,000
	August 16, 2006	August 16, 2011	$0.15	250,000
	August 8, 2007	August 8, 2012	$0.16	100,000

Réal Savoie	August 16, 2006	August 16, 2011	$0.15	200,000
	August 8, 2007	August 8, 2012	$0.16	200,000

Note:

(1)	Each option entitles its holder to purchase one common share of the Company at the exercise price.
     Arrangements Involving the Employees in the Capital of the Company
     Employee Incentive Plan
     The Company maintains an employee incentive plan (the “Employee Incentive Plan”) consisting of the share purchase plan (the “Share Purchase Plan”), the share option plan (the “Share Option Plan”), the share bonus plan (the “Share Bonus Plan”) and the share loan plan (the “Share Loan Plan”). Directors who are not officers do not participate in the Employee Incentive Plan.
     The Employee Incentive Plan was approved by the board in March 1989 and by shareholders on May 11, 1989. Increases in the number of common shares reserved for issuance under the Employee Incentive Plan were approved by shareholders on April 26, 1995, May 18, 1999, June 8, 2001, May 14, 2002 and May 11, 2005.

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
     As at December 31, 2007, the total number of common shares reserved for issuance under the Employee Incentive Plan was 4,850,000, of which 4,240,000 were issuable upon the exercise of outstanding options. Such options were exercisable at exercise prices ranging from $0.15 to $0.80 per share and were due to expire up to August 8, 2012.
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
During 2007, 2,250,000 options were granted to employees under the Share Option Plan.
     Share Purchase Plan
     The Share Purchase Plan is designed to encourage employees of the Company to purchase common shares on a regular basis. Employees of the Company who have been continuously employed by the Company for at least one year, or less at the discretion of the Compensation Committee or the Board, are eligible each January 1 to participate in the Share Purchase Plan. Each eligible employee may contribute up to 5% of his or her basic salary to the Share Purchase Plan through monthly deductions. On a quarterly basis, the Company will contribute an amount equal to 50% of the employee’s contributions to such date and each participating employee will then be issued common shares at an issue price equals to the average of the closing prices for the common shares on the TSX or in the event of no trades, the average of the bid and asked prices, on the last five business days prior to the date of issue and having a value equal to the aggregate amounts contributed by such employee and the Company. During 2007, no common shares were issued pursuant to the Share Purchase Plan.
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
     Share Bonus Plan
     The Share Bonus Plan is intended to promote the interests of the Company and its shareholders by permitting the Board or the Compensation Committee, in its discretion, to issue common shares to full-time salaried employees of the Company as a bonus in recognition of services provided to the Company by such employee. The maximum number of common shares that may be issued and reserved for issuance under the Share Bonus Plan shall not exceed 5% of the total number of common shares issued and reserved for issuance pursuant to the Employee Incentive Plan nor 1% of the issued capital. The issue of common shares to such employee may be subject to such terms and conditions as are determined by the Board or the Compensation Committee. During 2007, no common shares were issued pursuant to the Share Bonus Plan.
     Share Loan Plan
     The Share Loan Plan is intended to provide an additional incentive to motivate full time officers who will make important contributions to the success of the Company by assisting such persons to acquire shares of Campbell. The Compensation Committee may in its discretion make loans to full time officers of the Company. The number of common shares issued and reserved for issuance pursuant to the Share Loan Plan to any one person shall not exceed 12% of the aggregate number of common shares issued and reserved for issuance pursuant to the Employee Incentive Plan. The number of common shares issued and reserved for issuance pursuant to the Share Loan Plan (whether or not such common shares are issued pursuant to the exercise of options granted under the Share Option Plan) shall not exceed 25% of the aggregate number of common shares issued and reserved for issuance pursuant to the Employee Incentive Plan. Such loans shall be subject to such terms and conditions including rates of interest, if any, as the Compensation Committee may consider appropriate. During 2007, no loans were granted and no loans are outstanding under the Share Loan Plan.
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
     As at December 31, 2007, the total number of common shares reserved for issuance under the Directors’ Plan was 3,000,000, of which 2,925,000 were issuable upon the exercise of outstanding options. Such options were exercisable at exercise prices ranging from $0.15 to $0.64 per share and were due to expire up to August 8, 2012.
     During 2007, 600,000 options were granted to directors of the Company under the Directors’ Plan and no options were exercised under the Directors’ Plan.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
     As of March 31, 2008, the Company had 432,604,881 common shares outstanding. Each common share entitles its holder to one vote.

A. Major Shareholders
          To the knowledge of the Company, as of March 31, 2008, only Nuinsco beneficially owns or exercises control or direction over more than 5% of the common shares of the Company. Currently, two directors of the Company are employed with Nuinsco being René R. Galipeau who acts as the Vice-Chairman and Chief Executive Officer and Warren G. Holmes who acts as the Chairman of the Board for Nuinsco. For further details regarding agreements between the Company and Nuinsco, please refer to Item 4.
B. Related Party Transactions
          During the year ended December 31, 2007, the Company incurred $881,000 ($1,039,000 and $510,000 in 2006 and 2005, respectively) in legal fees, measured at the exchange amount, to a law firm of which a former director (up to December 11, 2007) is a partner. As at December 31, 2007, the Company had accounts payable and accrued liabilities due to the law firm of $360,000.
          In 2007, Nuinsco exercised significant influence over the Company’s operating and financing activities through its approximate 10% ownership interest and two of its directors or officers being directors of the Company. Throughout the year, the Company paid or accrued the following to Nuinsco (all transactions were measured at the exchange amount):
•	$633,000 in consulting fees under the Operating Consulting Agreement, of which $333,000 was paid through the issuance of 2,400,000 common shares of the Company;

•	$100,000 in loan setup fees, $50,000 each for the $2,000,000 Guaranteed Convertible Debenture and the Revolving Credit Facility; and

•	$218,000 in interest on the Guaranteed Convertible Debentures, Revolving Credit Facility and $2,000,000 advances, converted into the Guaranteed Convertible Debentures, of $103,000, $34,000 and $81,000, respectively.
     As at December 31, 2007, the amounts due to Nuinsco are as follows:
•	$132,000 in accounts payable and accrued liabilities,

•	$1,500,000 Revolving Credit Facility plus $34,000 of accrued interest,

•	$2,000,000 Guaranteed Convertible Debenture plus accrued interest of $104,000.
          The Company is also committed to pay to Nuinsco a participation fee on the operating cash flow of the Corner Bay property
(see Note 18 c).
          There are no other related party transactions, except as otherwise disclosed herein under Item 6.
          As of December 31, 2007, 25,064,540 common shares of the Company were held by residents of the United States.
C. Interests of Experts and Counsels
          Not applicable.

ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
     The Company’s consolidated financial statements are set out under Item 17.
     98.6% of the gross metal sales were exported outside Canada representing $26,429,000 of the $26,792,000, among which 5,647,000 (21%) is exported to the United States.
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
     On January 31, 2002, Queenstake purchased all of the shares of Sotula. Pursuant to the purchase and sale agreement, Campbell received a US$1 million promissory note from Queenstake. This promissory note maturing on the third anniversary of the date of issuance. Such note is subject to adjustment as follows. To the extent that the actual liability, incurred by Queenstake with respect to outstanding litigation commenced in 1996, between Sotula and the tax case and reclamation costs of properties owned by Sotula (the “Reclamation”), does not exceed US$2,000,000, there shall be no reduction. To the extent that the actual combined liability incurred by Queenstake with respect to the Tax Case and the Reclamation exceeds US$2,000,000 but does not exceed US$2,400,000, the amount of the promissory note issued shall be reduced by 100% of the amount of the liability in excess of US$2,000,000. To the extent that the actual combined liability incurred by Queenstake with respect to the Tax Case and the Reclamation exceeds US$2,400,000 but does not exceed US$2,750,000, the amount of the promissory note issued shall be reduced by 100% of the first US$400,000 in excess of US$2,000,000 and 80% of any excess over US$2,400,000. To the extent that the actual combined liability incurred by Queenstake with respect to the Tax Case and the reclamation exceeds US$2,750,000, the amount of the promissory note issued shall be reduced by 100% of the first US$400,000 in excess of US$2,000,000 and 80% of the excess over US$2,400,000 up to US$2,750,000 and by 70% of the excess of US$2,750,000 up to a maximum of US$3,207,000. In December 2003, Queenstake paid immediately US$850,000 as a final payment of the US$1 million promissory note.

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
     On June 30, 2005 the Company and its subsidiaries filed for protection under CCAA and were granted an initial order requiring the presentation of the Plan of Arrangement. On June 8, 2006, the Company filed the Plan of Arrangement. On June 26, 2006, the Plan of Arrangement was approved at a meeting of creditors of the Company and its subsidiaries, and on June 27, 2006, the Superior Court of Québec sanctioned the Plan of Arrangement. On February 27, 2007, the court appointed monitor under the CCAA, the Monitor issued a Certificate of Execution with respect to the Plan of Arrangement of Campbell confirming that it has executed all of its obligations pursuant to its plan of arrangement with its creditors. The Company also remitted to the Monitor all amounts required for the payment in full of the claims made by the creditors of GéoNova. The Monitor has certified that GéoNova has now fulfilled all of its obligations with respect to the Plan of Arrangement.
     As part of the November 2007 reorganisation of the subsidiaries of Campbell, which was contemplated under the Plan of Arrangement, a private capital firm invested $2.05 million in one of the Corporation’s subsidiaries by way of a convertible debenture. The net proceeds of that investment were used to pay debts owed to the Corporation by this subsidiary and were ultimately transferred to the Monitor in accordance with the Plan of Arrangement. With this agreement, MSV Resources Inc. was able to fulfil its obligations under the Plan of Arrangement and the Monitor certified that MSV Resources Inc. had fulfilled all of its obligations with respect to the Plan of arrangement and a Certificate of Execution was filed on November 27, 2007.
     The court granted extensions of the CCAA protection to May 31, 2008 for the subsidiary Meston, that should complete its obligatons under the Plan of Arrangement before the end of the first quarter of 2008.
     The Company submitted on June 22, 2007 a notice of arbitration to the unitholders in order to recover an amount corresponding to $17,437,000 from the remaining portion of notes receivable from Joe Mann Mine royalty unitholders. Parallel proceedings were brought by the security agent for the unitholders, Promittere, in front of the Ontario Superior Court of Justice in which Promittere requests that the court declare the unitholders and Promittere still holders of the royalty units, that the promissory notes given as the purchase price for the royalty units are not due, damages in the amount of $30,000,000 for breach of the royalty agreement or alternatively for unjust enrichment and a stay of the arbitration proceedings initiated by the Company. They alleged in the proceedings that Meston breached the royalty agreement by initiating proceedings under the CCAA and that since the acceleration of the promissory notes was a direct result of that default, these notes should not be considered as having been accelerated. The outcome of these proceedings and claims are subject to future resolution, including the uncertainties of litigation. The Company believes that the claims brought by Promittere are without merit and intends to defend them vigorously.

     A claim was brought against Meston by the Commission de la santé et sécurité au travail (the “CSST”), the Québec body governing worker’s compensation for health and safety in the workplace. The CSST had assessed Meston in 2004 for work it had contracted from 1998 to 2001 to Chibou-Vrac Inc., a bulk carrier which became bankrupt. Article 316 of the Act Respecting Industrial Accidents and Occupational Diseases (the “LATMP”) allows the CSST to claim from hiring companies the unpaid duties of an employer calculated on the particular contract with the hiring company. Based on this section of the statue, the CSST had assessed Meston for $91,638 in 2004. Meston appealed the assessment but, in order to do so, it was required to pay the amount assessed. Therefore, Meston paid $91,638 to the CSST and commenced the appeal process. However, after it filed for protection under the CCAA, Meston desisted from its appeal. There is currently no claim outstanding.
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
B.  Significant Changes
     There have been no significant changes since the date of the consolidated financial statements included in this Report except as in Note 22 of such and except as disclosed in Item 5.
ITEM 9. THE OFFER AND LISTING
A.  Offer and listing details
     The following table sets forth the price ranges and volume of common shares during the periods indicated on the TSX and on the OTC-BB/New York Stock Exchange.
     Toronto Stock Exchange

Period	High	Low	Volume
Month Ended
March 2008	0.14	0.12	4,988,046
February 2008	0.13	0.11	7,523,300
January 2008	0.14	0.09	10,046,200
December 2007	0.15	0.12	9,236,500
November 2007	0.18	0.13	16,878,300
October 2007	0.20	0.12	32,308,300
September 2007	0.15	0.13	14,380,400

Period	High	Low	Volume
Quarter Ended

Period	High	Low	Volume
December 31, 2007	0.20	0.12	58,423,100
September 30, 2007	0.19	0.11	66,724,800
June 30, 2007	0.16	0.12	90,310,700
March 31, 2007	0.19	0.10	246,930,900
December 31, 2006	0.16	0.07	213,666,100
September 30, 2006	0.18	0.09	9,251,200
June 30, 2006	0.22	0.15	18,852,600
March 31, 2006	0.27	0.11	35,819,700

Period	High	Low	Volume
Fiscal Year Ended
December 2007	0.20	0.10	462,398,500
December 2006	0.27	0.07	277,589,600
December 2005	0.98	0.05	96,176,400
December 2004	1.11	0.37	25,997,200
December 2003	0.91	0.33	23,030,700

Note:

(1)	All prices and volumes have been adjusted to reflect the one for ten consolidation in May 2000. Prices are in Canadian dollars.
     OTC-BB

Period	High	Low	Volume
Month Ended
March 2008	0.14	0.11	2,823,601
February 2008	0.14	0.11	5,288,000
January 2008	0.14	0.10	3,900,100
December 2007	0.17	0.11	2,646,200
November 2007	0.20	0.13	4,137,600
October 2007	0.23	0.11	4,225,500
September 2007	0.15	0.08	3,856,300

Period	High	Low	Volume
Quarter Ended
December 31, 2007	0.23	0.11	11,009,300
September 30, 2007	0.18	0.08	15,266,200
June 30, 2007	0.14	0.10	13,685,900
March 31, 2007	0.17	0.08	28,657,600
December 31, 2006	0.14	0.06	25,423,200
September 30, 2006	0.19	0.08	3,347,500
June 30, 2006	0.21	0.13	11,259,700

Period	High	Low	Volume
March 31, 2006	0.24	0.01	10,178,300

Period	High	Low	Volume
Fiscal Year Ended
December 2007	0.23	0.08	68,619,000
December 2006	0.21	0.01	50,208,700
December 2005	0.48	0.02	21,494,700
December 2004	0.78	0.29	10,352,942
December 2003	0.84	0.20	11,209,588

Notes:

(1)	Traded on the New York Stock Exchange until November 23, 2001 and commenced trading on the OTC-BB on November 29, 2001.

(2)	All prices and volumes have been adjusted to reflect the one for ten consolidation in May 2000. Prices are in U.S. dollars.
B. Plan of distribution
Not applicable.
C. Markets
The Company’s common shares are listed and traded in Canada on the TSX under the symbol “CCH”. In addition, the common shares are traded in the United States on the OTC-BB under the symbol “CBLRF”. Until November 23, 2001, the common shares were listed and traded in the United States on the New York Stock Exchange.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Incorporation
     Campbell was incorporated in June 1950 under the laws of British Columbia. On September 8, 1982, Campbell was continued under the CBCA and on June 8, 1983, in connection with an amalgamation of three other companies, the name of Campbell was changed from GM Resources Limited to Campbell Resources

Inc. On August 9, 1999, Campbell filed Restated Articles of Incorporation. These restated Articles were filed as Exhibit 4(a) to the Company’s Registration Statement on Form S-8 (Registration No. 333-93063), which is hereby incorporated by reference.
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
     A Certificate of amendment was issued by Industry Canada on June 6, 2005 to amend article 7 of the Restated Articles of Incorporation by adding that the Board of Directors may, at any time, appoint one or more directors who shall hold office for a term expiring no later than the close of the next annual meeting of shareholders and whose number does not exceed one-third of the directors elected at the previous annual meeting of shareholders.
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
     As mentioned earlier, the Board of Directors may, at any time, appoint one or more directors who shall hold office for a term expiring no later than the close of the next annual meeting of shareholders and whose number does not exceed one-third of the directors elected at the previous annual meeting of shareholders.

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
C. Material Contracts
          The material contracts concluded by the Company for the two years immediately preceding publication of the Report are as follows:
▪	Nuinsco Letter Agreement dated April 18, 2006, between Campbell and Nuinsco as described under Item 4 – Information on the Company.

▪	Operating Consulting Agreement dated May 1, 2006 between Campbell and Nuinsco as described under Item 4 – Information on the Company.

▪	Concentrate purchase agreement effective January 1, 2007 between Campbell and Ocean Partners as described under Item 3 – Key Information.

▪	Purchase and Sale Agreement dated February 26, 2007 between MSV Resources Inc., Campbell, Eastmain and Eastmain Mines Inc. as described under Item 4 – Information on the Company.

▪	Investment Agreement dated June 13, 2007 between Cambell, MSV Resources Inc., MSV, AlbertaCo. and a private capital firm as described under Item 4 – Information on the Company.

▪	Participation Agreement dated July 23, 2007 between Nuinsco and MSV (at the time called 6479499 Canada Inc.) as described under Item 4 – Information on the Company.

▪	Memorandum of Understanding dated September 20, 2007 between Meston and Gold Bullion as described under Item 4 – Information on the Company.

•	Sale and Purchase Agreement dated November 8, 2007 between GéoNova and Tawsho as described under Item 4 – Information on the Company.
D. Exchange Controls
     Other than as provided in the Investment Canada Act (Canada) (the “Investment Act”), there are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends to non-resident holders of the Company’s securities. However, any such remittances of dividends paid to United States residents are subject to withholding tax at a rate equal to a maximum of 15% of the amount paid (see Section E – Taxation under Item 10 – Additional Information).
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
E. Taxation
     Certain Canadian Federal Income Tax Consequences
     The discussion under this heading summarises the material Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Company for a shareholder of the Company who is not resident in Canada but is resident in the United States and who will acquire and hold common shares of the Company as capital property for the purpose of the Income Tax Act (Canada) (the “Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or who has a fixed tax base regularly available to him through which he or she performs independent personal services in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company’s understanding of the administrative practices of CCRA and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to March 15, 2008. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.
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

(b)	the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding the disposition, was resident in Canada at any time during the 10 years immediately preceding the disposition, the shares were owned by him when he ceased to be resident in Canada and the shares were not property that the shareholders was treated as having alienated by reason of ceasing to be a resident of Canada, or

(c)	the shares formed part of the business property of a “permanent establishment” that the shareholder has or had in Canada within the 12 months preceding the disposition.
     Notwithstanding the potential exemption from Canadian tax provided under the Convention, where a non-resident of Canada disposes of shares of common shares of the Company that are “taxable Canadian property”, the non-resident is required to file a Canadian income tax return in respect of any such dispositions.

     Flow-Through Shares
     Canadian income tax legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.
     Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares. Companies raising capital through flow-through shares must expend the funds on qualifying natural resources/exploration development in Canada. The tax benefits (depreciation, amortization, etc.) connected with the expenditures flow through to the shareholder rather than the corporation. These tax benefits are available only to shareholders residing in Canada. Shareholders residing in the United States and other non-Canadian shareholders, receive no tax benefits through the purchase of flow-through shares.
     The flow-through shares do not otherwise differ from other common shares and all other rights of the shareholder remain unchanged.
     The Company’s common shares are not normally flow-through shares but the Company has issued flow-through shares pursuant to private placements of the Company’s common shares.
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
     Disposition of Common Shares
     A U.S. Holder will recognize United States source gain or loss upon the sale of common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common shares for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. The net long-term capital gain of non-corporate U.S. Holders generally will be subject to tax at a maximum rate of 20%. Deductions for net capital losses are subject to significant limitations.
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
     Backup Withholding
     Certain non-corporate U.S. Holders may be subject to backup withholding at a rate of 28% on taxable distributions with respect to the common shares and the proceeds of a disposition of the common shares. Backup withholding will apply only if the U.S. Holder (i) fails to furnish its Taxpayer Identification Number (“TIN”) which, in the case of an individual, would be his or her social security number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed to properly report payments of interest or dividends or (iv) under certain circumstances, fails to certify, under the penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding. Under newly issued U.S.

Treasury regulations, in the case of interest paid after December 31, 1999, a U.S. Holder generally will be subject to backup withholding at a 28% rate unless certain IRS certification procedures are complied with, directly or through an intermediary. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.
F. Dividends and paying agents
Not applicable.
G. Statements by experts
Not applicable.
H. Documents on Display
     Any shareholder may inspect any of the documents or Exhibits referred to in this Report or any other disclosure by making a request to the Company in writing.
I. Subsidiary Information
     Information relating to the Company’s subsidiaries is described in – Information on the Company – particularly under “Organizational Structure” in Item 4 and in “Exhibit 8.1” hereof.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     See the notes to the consolidated financial statements in Item 17 and “Management’s Discussion and Analysis” in Item 5 for additional information.
     Copper and Gold Risk Disclosures
     The results of the Company’s operations are affected significantly by the market price of copper and gold. See applicable disclosures in “Risk Factors” under Item 3. Copper and gold prices are influenced by numerous factors over which the Company has no control, including expectations with respect to the rate of inflation, the relative strength of the United States dollar and certain other currencies, interest rates, global or regional political or economic crises, demand for jewellery and certain industrial products, and sales by central banks, other holders of copper and gold and copper and gold producers.
     Foreign Currency Risk Disclosures
     The Company’s reporting currency is the Canadian dollar. The sales price of gold (represents approximately 41% of total metal sales) and copper (represents approximately 58% of total metal sales) is denominated in United States dollars. The Company’s Copper Rand Mine and Corner Bay Project are in Canada and their future profitability are impacted by fluctuations in the United States dollar relative to the Canadian dollar. To reduce the impact of the fluctuations in the relative exchange rates on the Company’s operations the Company may enter into fixed forward contracts to sell United States dollars and buy Canadian dollars. At December 31, 2007 the Company had no forward contracts to sell United States dollars. (See under heading “Currency And Metric Equivalents”)

     Competition
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
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     Credit facility with Investissement Québec
     On June 30, 2005, capital and interests in the amount of $832,917 became payable and remains due. As at March 30, 2008, the total amount of capital and interest of $15,452,347 and $278,830 respectively, of which the interest remains due and new terms of reimbursement were negociated between MSV and Investissement Québec pursuant to the Plan of Arrangement under the CCAA where the capital will be repayable from September 30, 2008 in quarterly instalments of $965,772 maturing on June 30, 2012. The Company remains in default at the end of the financial year ended December 31, 2007.
     Convertible debentures
     On July 1, 2005, capital and interest in the amount of $342,701 became payable and remains due. As at December 31, 2007, the total amount of capital and interest due of $519,783 is covered as a pre-petition liability under the Plan of Arrangement pursuant to the CCAA proceedings.
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
     On June 8, 2006, the Company filed the Plan of Arrangement. On June 26, 2006, the Plan of Arrangement was approved at a meeting of creditors of the Company and its subsidiaries, and on June 27, 2006, the Superior Court of Québec sanctioned the Plan of Arrangement. On February 27, 2007, the court appointed monitor under the CCAA, the Monitor issued a Certificate of Execution with respect to the Plan of Arrangement of Campbell confirming that it has executed all of its obligations pursuant to its plan of arrangement with its creditors. The Company also remitted to the Monitor all amounts required for the payment in full of the claims made by the creditors of GéoNova. The Monitor has certified that GéoNova has now fulfilled all of its obligations with respect to the Plan of Arrangement.

     As part of the November 2007 reorganisation of the subsidiaries of Campbell, which was contemplated under the Plan of Arrangement, a private capital firm invested $2.05 million in one of the Corporation’s subsidiaries by way of a convertible debenture. The net proceeds of that investment were used to pay debts owed to the Corporation by this subsidiary and were ultimately transferred to the Monitor in accordance with the Plan of Arrangement. With this agreement, MSV Resources Inc. was able to fulfil its obligations under the Plan of Arrangement and the Monitor certified that MSV Resources Inc. had fulfilled all of its obligations with respect to the Plan of arrangement and a Certificate of Execution was filed on November 27, 2007.
     The court granted extensions of the CCAA protection to May 31, 2008 for the subsidiary Meston.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15. CONTROLS AND PROCEDURES
A.   Disclosure Controls and Procedures
     As of December 31, 2007, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filing and in Rule 13a-15 of 15d-15 under the Securities Exchange Act of 1934 as amended.
     Based upon that evaluation, our CEO and our CFO concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its CEO and CFO, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
B.   Management’s annual report on internal control over financial reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with Canadian generally accepted accounting principles. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the transactions and disposition of our assets; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of the Company are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.
     There have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.
     This Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the

Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Report.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Messrs. Clow, McCartney and Pralle, all of whom are non-management and unrelated directors, currently comprise the audit committee of the Company (the “Audit Committee”). Mr. Pralle is Chairman of the Audit Committee. Messrs. Clow, McCartney and Pralle satisfy the current requirements of the TSX, relating to the independence and the qualification of the members of the Audit Committee.
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
     The Board of Directors of Campbell has determined that Mr. Pralle qualifies as an “audit committee financial expert”. Mr. Pralle is independent as defined under Multilateral Instrument 52-110 – Audit Committees.
     The Audit Committee meets on a quarterly basis and holds special meetings as circumstances require. All three members attended the five meetings of the Audit Committee held during the last fiscal year, with the exception of Graham G. Clow, who was absent for two (2) meetings.
ITEM 16B. CODE OF ETHICS
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     (a) Audit Fees
The aggregate fees billed for professional services rendered by Deloitte & Touche LLP, the principal accountant for the Company, for the audit of the Company’s annual financial statements and services normally provided by such accountants in connection with the Company’s statutory and regulatory filings for the Company’s fiscal year ended December 31, 2007, were $339,350 ($421,430 in 2006).

     (b) Audit-Related Fees
     There were no fees billed for assurance and related services by Deloitte & Touche LLP that are reasonably related to the performance of the audit or review of the Company’s financial statements for the Company’s fiscal year ended December 31, 2007 — $19,005 (2006 – $nil).
     (c) Tax Fees
     There were no fees billed for products and services rendered by Deloitte & Touche LLP for tax compliance, tax advice and tax planning for the Company’s fiscal ended December 31, 2007 — nil (2006 – $nil).
     (d) All Other Fees
     There were no fees billed for professional services rendered by Deloitte & Touche LLP other than the fees reported in this Item 16C above for the Company’s fiscal year ended December 31, 2007 – nil (2006-$nil).
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
     (f) Auditors Use of Non-Permanent Employees
     None of the hours expended by Deloitte & Touche LLP on its engagement to audit the Company’s financial statements for the fiscal year ended December 31, 2007, were performed by persons other than fulltime permanent employees of Deloitte & Touche LLP.
     Interest of Auditors
     Deloitte & Touche LLP are the Independent Registered Chartered Accountants of the Company and are independent within the meaning of the Code of Ethics of the Ordre des comptables Agréés du Québec.
ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     None.
ITEM 16 E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     None.

PART III
ITEM 17. FINANCIAL STATEMENTS
     The Company has elected to comply with the financial statement requirement of this Item rather than Item 18. The financial statements filed as part of this Report are listed in “Item 19 –Exhibits”.
     These financial statements were prepared in accordance with generally accepted accounting principles in Canada and are expressed in Canadian dollars. Such financial statements have been reconciled to US GAAP in Note 22. For a history of the exchange rates which were in effect for Canadian dollars against U.S. dollars, see “Currency and Metric Equivalents”.
ITEM 18. FINANCIAL STATEMENTS
Not applicable.

Consolidated financial statements of
CAMPBELL RESOURCES INC.
December 31, 2007, 2006 and 2005

CAMPBELL RESOURCES INC.
Table of contents

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-5239
Fax: 514-390-4111
www.deloitte.ca
Report of Independent Registered Chartered Accountants
To the Board of Directors of Campbell Resources Inc.
We have audited the consolidated balance sheets of Campbell Resources Inc. as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss, contributed surplus and deficit and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
With respect to the consolidated financial statements as at and for the years ended December 31, 2007 and 2006 we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the consolidated financial statements for the year ended December 31, 2005, we conducted our audit in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.
The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
(Firm Signature)
Independent Registered Chartered Accountants
Montréal, Canada
March 14, 2008

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-5239
Fax: 514-390-4111
www.deloitte.ca
Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors dated March 14, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 3 to the financial statements. Our report to the Board of Directors, dated March 14, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.
(Firm Signature)
Independent Registered Chartered Accountants
Montréal, Canada
March 14, 2008

CAMPBELL RESOURCES INC.
Consolidated statements of operations
years ended December 31
(expressed in thousands of Canadian dollars except per share amounts)

	2007	2006	2005
	$	$	$
Gross metal sales	26,792	11,925	19,915
Treatment charges	3,749	1,006	1,641

Net metal sales	23,043	10,919	18,274

Expenses
Operating	38,260	13,897	16,346
Amortization of property, plant and equipment	3,042	2,743	4,675
Write-down of properties (Note 8)	—	25,001	18,512
General administration	3,473	2,945	2,716
Stock-based compensation expense (Note 13c)	336	496	—
CCAA and reorganization costs	779	6,511	972
Exploration	—	(159)	854
Care and maintenance	175	146	345

	46,065	51,580	44,420

Loss before the following items	23,022	40,661	26,146

Interest on short-term loan	312	501	392
Interest and financial expenses on long-term debt (Note 14)	1,770	692	770
Interest income	(151)	(173)	(900)
Amortization of deferred charges related to the sale of the royalty (Note 5)	—	—	1,851

Loss from operations	24,953	41,681	28,259

Other (income) expense
Foreign exchange (gain) loss	(1,217)	31	(334)
Other income (Note 15)	(4,748)	(552)	(3,577)

	(5,965)	(521)	(3,911)

Loss before taxes	18,988	41,160	24,348

Income and mining tax expense (Note 16)	—	35	82

Net loss	18,988	41,195	24,430

Weighted average number of common shares (000)	394,131	150,562	107,925

Basic and fully diluted loss per share	0.05	0.27	0.23

See notes to the consolidated financial statements.

CAMPBELL RESOURCES INC.
Consolidated statements of comprehensive loss, contributed surplus and deficit years ended December 31
(expressed in thousands of Canadian dollars)

2007
$
Comprehensive loss

Net loss	18,988
Other comprehensive loss, net of tax:

Unrealized losses on available-for-sale investments arising during the period	199
Reclassification adjustment for gains and losses included in net income	(190)

Other comprehensive loss	9

Comprehensive loss	18,997

	2007	2006	2005
	$	$	$
Contributed surplus

Balance, beginning of year	1,996	1,404	1,101
Warrants and options expired and cancelled during the year (Note 13d)	2,113	132	303
Conversion rights expired (Note 13d)	—	460	—

Balance, end of year	4,109	1,996	1,404

Deficit

Balance, beginning of year, as previously reported	84,825	43,630	19,200
Financial instruments — Recognition and measurement (Note 3)	227	—	—

Restated balance, beginning of year	85,052	43,630	19,200

Net loss	18,988	41,195	24,430

Balance, end of year	104,040	84,825	43,630

See notes to the consolidated financial statements.

CAMPBELL RESOURCES INC.
Consolidated balance sheets
as at December 31
(expressed in thousands of Canadian dollars)

	2007	2006
	$	$
Assets
Current assets
Cash	474	1,964
Restricted cash (Note 4)	1,113	2,784
Short-term investments	33	792
Restricted deposits and exchange agreements (Note 7)	—	50,000
Receivables	3,066	1,591
Settlements receivable	739	5,413
Production inventories	1,218	401
Supply inventories	2,882	3,844
Prepaids	408	1,194

	9,933	67,983
Amount receivable from Copper Rand/Portage Restoration Fiduciary Trust (Note 6)	3,028	2,826
Restricted cash (Notes 4 and 11c)	1,158	1,158
Future income tax assets (Note 16)	1,317	1,484
Property, plant and equipment (Note 8)	45,017	37,135
Accrued benefit asset (Note 20)	4,897	4,427
Deferred charges and other assets (Note 9)	—	129

	65,350	115,142

Liabilities
Current liabilities
Short-term loans (Note 10)	1,996	3,891
Accounts payable	15,411	13,973
Accrued liabilities	5,954	5,475
Prepayments for concentrate inventory shipped	965	—
Current portion of long-term debt (Note 12)	18,337	65,287

	42,663	88,626
Asset retirement obligations (Note 11)	7,396	7,804
Long-term debt (Note 12)	2,688	70
Future income and mining tax liabilities (Note 16)	6,472	6,636

	59,219	103,136

Commitments and contingencies (Note 18)

Shareholders’ equity
Capital stock (Note 13)	96,639	85,572
Warrants, stock options and conversion rights (Note 13d)	9,432	9,263
Contributed surplus	4,109	1,996

Deficit	(104,040)	(84,825)
Accumulated other comprehensive loss	(9)	—

	(104,049)	(84,825)

	6,131	12,006

	65,350	115,142

See notes to the consolidated financial statements.
Approved on behalf of the Board
(s) André Y. Fortier André Y. Fortier
(s) G. E. “Kurt” Pralle G. E. “Kurt” Pralle

CAMPBELL RESOURCES INC.
Consolidated statements of cash flows
years ended December 31
(expressed in thousands of Canadian dollars)

	2007	2006	2005
	$	$	$
Operating activities
Net loss	(18,988)	(41,195)	(24,430)
Adjustments to reconcile net loss to net cash used for operating activities
Amortization	3,042	2,743	4,675
Write-down of properties (Note 8)	—	25,001	18,512
Deferred royalty amortization	—	—	(2,860)
Gain on sale of property, plant and equipment (Note 15)	(4,714)	(1)	(4)
Gain on repurchase of royalty (Notes 5 and 15)	—	—	(1,571)
Loss (gain) on sale of short-term investments (Note 15)	384	(262)	—
Asset retirement accretion expense, net of the share assumed by the Restoration Fiduciary Trust (Note 11)	489	252	258
Amortization of deferred charges and other assets	129	442	2,248
Amortization of conversion right on long-term debt	—	191	202
Accretion of long-term debt	491	—	—
Stock-based compensation expense (Note 13)	336	496	—
Deferred interest accrued on long-term debt	1,089	53	51
Excess of amount paid over pension plan costs	(49)	(42)	(354)
Share purchase plan	—	—	12
Shares and warrants issued for payment of services	295	4,476	—
Other	(102)	(196)	(23)
Changes in non-cash operating working capital items (Note 17a)	12,593	2,263	2,536

Cash used for operating activities	(5,005)	(5,779)	(748)

Financing activities

(Decrease) increase in short-term loan	(1,896)	(2,715)	3,920
Increase (decrease) in long-term debt	6,582	(3 944)	(8)
Issuance of capital stock (Note 13)	11,279	16,435	25
Future mining taxes	3	1,748	51
Share issue costs (Note 13)	(752)	(1,478)	(3)
Warrants issued as part of placements (Note 13)	—	2,262	—

Cash provided by financing activities	15,216	12,308	3,985

CAMPBELL RESOURCES INC.
Consolidated statements of cash flows (continued)
years ended December 31
(expressed in thousands of Canadian dollars)

	2007	2006	2005
	$	$	$
Investing activities
Restricted cash	(4,810)	(2,784)	—
Acquisition of short-term investments	(20)	(12)	—
Investment in shares (Note 15)	—	515	—
Increase in property, plant and equipment	(13,226)	(4,674)	(2,696)
Proceeds on sale of short-term investments	1,985	363	—
Proceeds on sale of property, plant and equipment (Note 8)	4,370	515	40
Amount paid in excess of the pension plan costs capitalized to property, plant and equipment	—	(260)	—

Cash used in investing activities	(11,701)	(6,337)	(2,656)

(Decrease) increase in cash	(1,490)	192	581
Cash, beginning of year	1,964	1,772	1,191

Cash, end of year	474	1,964	1,772

See notes to the consolidated financial statements.
Supplementary information (Note 17b))

1.  Description of business
Campbell Resources Inc. (the “Company” or “Campbell”) was incorporated under the laws of British Columbia and continued under the Canada Business Corporations Act. The Company, through its subsidiaries, is engaged in the business of exploration, development, mining and processing of precious and base metals in the Chibougamau Region located in the Province of Quebec.
2.  Going concern
On June 30, 2005, Campbell Resources Inc. (“Campbell”) and its subsidiaries, MSV Resources Inc. (“MSV”), Meston Resources Inc. (“Meston”) and GéoNova Explorations Inc. (“GéoNova”), announced that the Superior Court of Quebec (Commercial Division) has granted an initial order under the Companies’ Creditors Arrangement Act (“CCAA”).
Initial difficulties in the start-up of the Copper Rand mine and a shortage of capital have combined to create a situation where the operations could not generate enough cash to allow the Company to carry on without a financial restructuring under the CCAA. Difficulties encountered at Copper Rand included unstable ground conditions in the development of a critical ventilation raise, reduced ore and waste hoisting capacity during repairs to a section of the shaft and, more importantly, mine equipment problems. These difficulties have resulted in the development of stopes and workplaces below planned levels and, consequently, lower levels of production.
Under the law, actions by creditors to collect indebtedness owed by the Company prior to June 30, 2005 (“pre-petition”) are stayed and certain other pre-petition contractual obligations may not be enforced against the Company.
Pre-petition accounts payable and accrued liabilities total $8,173,644 as at December 31, 2007 ($12,167,385 as at December 31, 2006), $8,085,659 of which are subject to final settlement under the plans of arrangement ($9,952,960 as at December 31, 2006). Pre-petition long-term debts total $519,783 as at December 31, 2007 ($15,265,741 as at December 31, 2006), all of which are subject to final settlement under the plans of arrangement ($940,915 as at December 31, 2006).
Specifically, Campbell has and expects to continue exploring, developing, mining and processing precious and base metals, paying vendors for inventory, parts and services received during the reorganization process and providing employees with uninterrupted wages, healthcare coverage, vacation and sick leave.
On June 27, 2006, the Superior Court of Quebec sanctioned the plans of arrangement that had previously been approved at a meeting of creditors of the Company and its subsidiaries, held on June 26, 2006.

2. Going concern (continued)
In order to achieve its plans of arrangement, financial restructuring and reorganization, the Company has completed, in 2006 and 2007, three equity financings and a flow-through share equity financing (Note 13), a $4,000,000 and $2,050,000 debt financing with the issuance of Guaranteed Convertible Debentures and a Convertible Demand Debenture (Note 12), respectively, initiated and completed various business transactions, including the sale of exploration and mining properties (Note 8), and entered into an Operating Consulting Agreement with Nuinsco Resources Limited (“Nuinsco”).
The net proceeds of the 2006 equity financing of $16,619,000 (Note 13), was used to repay the Exchangeable Capital Units of $4,000,000, fund further development at the Copper Rand mine, finance development of the Corner Bay deposit and for general working capital. The net proceeds of $1,682,000 of the 2007 $2,050,000 debt financing was transferred to the Monitor for the settlement of pre-petition accounts payable and accrued liabilities, and the proceeds of the $4,000,000 debt financing (Note 12) and $7,000,000 flow-through share financing (Note 13) were used to finance development of the Corner Bay deposit.
Under the Operating Consulting Agreement, Nuinsco provides consulting services for the Company’s development and mining activities, including development to increase production at the Copper Rand mine, development of the Corner Bay deposit and mining plan at the Joe Mann mine. For their services, Nuinsco has or will receive (Note 13):
- 2 million common shares of the Company upon commencement of the provision of services;
- 1 million common shares of the Company upon completion of the equity financing; and
- $25,000 plus 200,000 common shares of the Company per month, in advance (up to a maximum of 4 million common shares (Note 19).
With the closing of the $4,000,000 debt financing and $7,000,000 flow-through share financing, Nuinsco has completed its earn-in of a 50% carried interest in the Corner Bay property and is entitled to 50% of the operating cash flow generated by the Corner Bay property (Note 18 c)).
Also, in consideration of Nuinsco having assisted the Company to obtain funding to complete its reorganization and upon closing of the equity financing, Nuinsco received, in 2006, share purchase warrants (Note 13) of the Company equal to 20% of the number of outstanding common shares after the equity funding.
On February 27, 2007, the Monitor presented a Certificate of Execution with respect to the Plan of Arrangement of Campbell confirming that it has executed all of its obligations pursuant to its Plan of Arrangement with its creditors. The Company has also remitted, to the Monitor, all amounts required for the payment in full of the claims made by the creditors of GéoNova. On November 17, 2007, the Monitor presented a Certificate of Execution with respect to the Plan of Arrangement of MSV confirming that it has executed all its obligations pursuant to its Plan of Arrangement. The court granted an extension of the CCAA protection for Meston to May 31, 2008.

2.  Going concern (continued)
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. If the going concern basis is not appropriate, adjustments may be necessary to the carrying amounts and/or classification of assets and liabilities in these consolidated financial statements. While under the protection of the CCAA, the Company may sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in the consolidated financial statements. Additionally, the amounts reported on the consolidated balance sheets could materially change because of changes in business strategies and the effects of any proposed reorganization plan.
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
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates. During the fiscal periods presented, management has made a number of significant estimates and valuation assumptions, including estimates of the net realizable value of receivables and settlements receivable, inventories, the useful lives of property, plant and equipment, the recoverability of property, plant and equipment, the future costs associated with environmental and site restoration matters, the valuation of future income taxes, the valuation of warrants issued, stock-based compensation and employees’ future benefits and the fair value of financial assets and liabilities. These estimates and valuation assumptions are based on current information and management’s planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.

3. Summary of significant accounting policies (continued)
Principles of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.
Cash
Cash consists of cash on hand and balances with banks and is presented at fair value.
Short-term investments
Short-term investments consisting of investments in traded securities, are recorded at their fair value on the date of acquisition or receipt and are classified as available for sale. Changes in the fair value are adjusted at each balance sheet date and the resulting unrealized gains or losses are included in other comprehensive loss.
Production inventories
Production inventories are valued at the lower of average production cost and net realizable value. Production cost includes direct labour, benefits, supplies and overhead costs relating to mining activities.
Under the Company’s copper concentrate sale contract, final gold, copper and silver prices may be set based on a future quotational period, typically one to five months after the month of shipment, based on market metal prices, at prices fixed and agreed to by both parties or a combination of both future quotational and fixed prices. The Company’s concentrate net realizable value contains an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the production inventories, and the net realizable value, if applicable, is measured at the forward price of metals based on the estimated month of arrival of the shipment to the smelter.
Supply inventories
Supply inventories are valued at the lower of average cost and fair value.

3. Summary of significant accounting policies (continued)
Property, plant and equipment
Mining properties represent the aggregate of acquisition costs, capitalized exploration and development costs and infrastructure investments. They are recorded at cost and are amortized on the unit-of-production method using proven and probable reserves to which they relate. Costs incurred to expand existing capacity, develop new ore bodies and develop property substantially in advance of production are capitalized.
Plant buildings and equipment used in the mining process are recorded at cost and amortized using the unit-of-production method basis using proven and probable reserves to which they relate. The houses, stationery and surface equipment are amortized using the declining balance method at 3%, 10% and 10%, respectively. Mills and other equipment are amortized using the straight-line method over their estimated useful lives, ranging from 5 to 11 years.
Exploration expenditures, net of resource tax credits amounting to nil ($181,000 in 2006) are charged to earnings in the period incurred, except where these costs relate to specific properties for which economically recoverable reserves and resources exist, in which case they are deferred. Significant property payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed.
Property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Conditions that may trigger an impairment assessment include changes in reserve estimates, commodity prices or estimated operating and reclamation and restoration costs. If estimated future net undiscounted cash flows expected to result from the use of the properties and their eventual disposal are less than the carrying amounts, these properties are written down to their estimated fair value amounts determined on a discounted basis. Estimated future net cash flows are based on current estimated reserves and measured and indicated resources, current estimates of future commodity prices and operating, reclamation and restoration costs.
Impairment of long-lived assets
The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3063, Impairment of Long-Lived Assets, provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. The provisions of the Section require an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal. The impairment loss is measured at the amount by which its carrying amount exceeds its fair value.
Deferred charges and other assets
Deferred charges and other assets were comprised primarily of the value of the shares issued to Nuinsco upon signature of the Operating Consulting Agreement and were amortized on a straight-line basis over the term of the agreement, which was from May 1, 2006 to April 30, 2007.

3. Summary of significant accounting policies (continued)
Stock-based compensation plans
The Company has two stock-based compensation plans: the Employee Incentive Plan and the Directors’ Stock Option Plan (Note 13). Compensation expense for these plans is recognized when stock options are issued to directors or employees since the options vest immediately. Upon exercise of the stock options, the consideration paid by the holder, together with the amount previously recognized in warrants, stock options and conversion rights, is recorded as an increase to capital stock.
Deferred royalty
The deferred royalty was considered as deferred income and was amortized based on the number of tons extracted from the Joe Mann Mine multiplied by $35 per ton in 2005 and thereafter. During 2005, the Company repurchased the deferred royalty (Note 5).
Asset retirement obligations
The Company recognizes a liability for the legal obligations associated with the retirement of long-lived assets that results from the acquisition, construction, development or normal use of the assets. The liability for an asset retirement obligation is initially recorded at its fair value in the year in which it is incurred and when a reasonable estimate of fair value can be made. In subsequent years, the liability is adjusted for changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of the undiscounted cash flows. The accretion of the liability to its fair value as a result of the passage of time is charged to earnings.
Income taxes
The Company accounts for its income taxes by using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that they will be realized.
Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
Share issue costs
Share issue costs incurred are recorded against capital stock issued during the year.

3. Summary of significant accounting policies (continued)
Revenue recognition
The Company recognizes metal revenue, net of treatment and refining charges, when persuasive evidence of an arrangement exists, the transfer of title and risk of ownership has occurred, the price is fixed or determinable and collectibility is reasonably assured. Title is generally transferred on receipt of provisional payment and risk of ownership is transferred when the concentrate is delivered to the destination port. Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded upon final settlement.
Under the Company’s copper concentrate sale contract, final gold, copper and silver prices may be set based on a future quotational period, typically one to five months, after the month of shipment, based on market metal prices, at prices fixed and agreed to by both parties or a combination of both future quotational and fixed prices. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the settlements receivable measured at the forward price at the time of sale.
Stripping costs
The Company’s policy with respect to stripping costs incurred before the production phase of a mine begins are capitalized as part of the depreciable costs of developing and constructing the mine, and are amortized over the expected useful life of the ore body based on the estimated recoverable proven and probable reserves using the unit-of-production method. Stripping costs incurred during the production phase of a mine are variable production costs that are included in the costs of inventory produced (that is extracted) during the period in which the stripping costs are incurred.
Stripping costs associated with the initial overburden removal of newly created mines that are within close proximity of producing mines, follow the same accounting policy described above.
Earnings per share
Basic earnings per share is based on the weighted average number of shares outstanding during the year. The Company uses the treasury stock method to calculate diluted earnings per share.
Flow-through shares
Under the terms of flow-through share agreements, resource expenditure deductions for income tax purposes related to activities funded by flow-through shares are renounced to subscribers. Capital stock is reduced and future income tax liability increased by the estimated tax benefits transferred to shareholders, when the renounciation documents are filed, in accordance with EIC 146. Upon renunciation of flow-through expenditures, a portion of the future income tax assets that were not recognized in previous years due to the recording of a valuation allowance are recognized as a recovery of income taxes in earnings.

3. Summary of significant accounting policies (continued)
Employee future benefits
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
Foreign currency translation
Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet dates. Unrealized translation gains and losses are charged to earnings.
Recent accounting changes
2007
Financial instruments — Recognition and measurement
On January 1, 2007, the Company adopted Section 3855 of the CICA Handbook, Financial Instruments — Recognition and Measurement, which describes the standards for recognizing and measuring financial instruments on the balance sheet and for reporting gains or losses in the financial statements. Under the new standard, financial assets and liabilities are initially recorded at fair value. Subsequently, financial instruments classified as financial assets available for sale, held for trading and derivative financial instruments, part of a hedging relationship or not, have to be measured at fair value on the balance sheet at each reporting date, whereas other financial instruments are measured at amortized cost using the effective interest rate method
The Company has made the following classifications:
•	Cash and cash equivalents and restricted cash are classified as financial assets held for trading and are measured at fair value. Changes in fair value are charged to earnings.

•	Short-term investments are classified as available for sale and are marked-to-market through comprehensive loss at each period end.

3. Summary of significant accounting policies (continued)
Recent accounting changes (continued)
Financial instruments — Recognition and measurement (continued)
•	Receivables and settlements receivable are classified as loans and receivables and are initially measured at fair value and, subsequently, recorded at amortized cost using the effective interest rate method.

•	Short-term loans, accounts payable, accrued liabilities, prepayments for concentrate inventory shipped and long-term debt are classified as other liabilities and are initially measured at fair value and, subsequently, recorded at amortized cost using the effective interest rate method.

•	Embedded derivatives that have been bifurcated from their host contract are grouped on the balance sheet with the host contract. Embedded derivatives are classified as held for trading, with variations in fair value recognized in earnings.
The Company selected January 1, 2003 as its transition date for embedded derivatives. An embedded derivative is a component of a financial instrument or another contract of which the characteristics are similar to a derivative. Transaction costs relating to the financial instruments not classified as held for trading are expensed.
The adoption of this Section is done retroactively without restatement of the consolidated financial statements of prior years. As at January 1, 2007, the Company measured the impact on the consolidated balance sheet of the following embedded derivatives:
Under its previous copper concentrate selling contract, the selling prices for copper, gold and silver were established based on the average price of the fourth, third and second month following delivery, respectively. The impact of measuring the sale of concentrates at the forward price at the time of the sale, compared to the former method of measuring the sale of concentrate on the basis of the current prices, resulted in a decrease of settlements receivable of $148,000. Also, under one of the collective agreements, the employees are entitled to receive a bonus based on the increase in the price of gold during the term of the agreement. The impact of measuring this embedded derivative at fair value, as opposed to the previous method where bonuses were accounted for on an incurred basis, resulted in an increase of accrued liabilities of $79,000. The total impact on deficit of measuring the embedded derivatives is an increase in deficit of $227,000. No tax effect was recorded on these adjustments due to the balance of unrealized tax losses.
Financial instruments — Disclosure and presentation
On January 1, 2007, the Company adopted Section 3861 of the CICA Handbook, Financial Instruments — Disclosure and Presentation. This Section establishes standards for the presentation of financial instruments and non-financial derivatives, and defines the information that should be disclosed about them.

3. Summary of significant accounting policies (continued)
Recent accounting changes (continued)
Comprehensive income
On January 1, 2007, the Company adopted Section 1530 of the CICA Handbook, Comprehensive Income. This Section describes reporting and disclosure recommendations with respect to comprehensive income and its components. Comprehensive income is the change in shareholders’ equity that results from transactions and events from sources other than the Company’s shareholders. These transactions include unrealized gains or losses resulting from changes in fair value of certain financial instruments.
As a result of the adoption of this Section, the consolidated financial statements now include a statement of comprehensive income. The comparative figures have not been restated.
Equity
On January 1, 2007, the Company adopted Section 3251 of the CICA Handbook, Equity, replacing Section 3250, Surplus. This Section describes standards for the presentation of equity and changes in equity as a result of the application of Section 1530, Comprehensive Income.
Hedges
On January 1, 2007, the Company adopted Section 3865 of the CICA Handbook, Hedges. The recommendations of this Section expand the guidelines required by Accounting Guideline 13 (“AcG-13”), Hedging Relationships. This Section describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenue and expenses from the derivative financial instruments in the same period as for those related to the hedged item. The adoption of this Section had no effect on the consolidated financial statements.
Accounting changes
In July 2006, the CICA issued a revised Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policies only when they result in the financial statements providing more relevant and reliable information, requires that changes in accounting policies be applied retrospectively, unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The implementation of this Section did not have a material impact on the consolidated financial statements.

3. Summary of significant accounting policies (continued)
Future accounting changes
Capital disclosures
In December 2006, the CICA issued Section 1535, Capital Disclosures. The Section is effective for fiscal years beginning on or after October 1, 2007. It requires the disclosure of the entity’s objectives, policies and processes for managing capital, the disclosure of quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and the consequences of any non-compliance.
Disclosures required by the new standard will be included in the Company’s interim and annual consolidated financial statements for the fiscal year beginning on January 1, 2008.
Financial instruments — Disclosure and Financial instruments — Presentation
In December 2006, the CICA issued Sections 3862 and 3863, Financial Instruments — Disclosure and Financial Instruments — Presentation. These Sections are effective for fiscal years beginning on or after October 1, 2007 and replace Section 3861, Financial Instruments - Disclosure and Presentation. These Sections revise and enhance the disclosure requirements and carry forward unchanged the presentation requirements. These new Sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the Company manages those risks and requires the disclosure of information relating to the significance of financial instruments to the Company’s financial position and performance.
Disclosures required by the new standards will be included in the Company’s interim and annual consolidated financial statements for the fiscal year beginning on January 1, 2008.

3. Summary of significant accounting policies (continued)
Inventories
In June 2007, the CICA issued Section 3031, Inventories, replacing Section 3030. The Section is effective for fiscal years beginning on or after January 1, 2008, and describes the standards for the valuation of inventories and the disclosures required.
This Section requires that:
•	Inventories be valued at the lower of cost and net realizable value, with disclosure of the basis of determining the cost of inventory, including information relating to overhead and other costs charged to the cost of inventory.

•	First in, first out or weighted average cost method be systematically used to evaluate cost of inventory.

•	Major spare parts to be classified as property, plant and equipment.

•	Write-downs recorded in prior years have to be reversed whenever an increase in fair value occurs.

•	Requirement to disclose the value of inventory charged to earnings during the period.
The Company is currently evaluating the impact of this Section on the consolidated financial statements.
General standards of financial statement presentation
In June 2007, the CICA amended Section 1400, General Standards of Financial Statement Presentation, to include going concern requirements. The amendment is effective for fiscal years beginning on or after January 1, 2008. This amendment requires that management assess and disclose the Company’s ability to continue as a going concern.
This new requirement will not have an impact on the consolidated financial statements as the Company is already making the required disclosures in Note 2.
Goodwill and intangible assets
In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and will result in the withdrawal of Section 3450, Research and Development Costs, as well as Emerging Issues Committee (“EIC”) 27, Revenue and Expenditures During the Pre-operating Period, and Accounting Guideline 11 (AcG-11), Entreprises in the Development Stage This Section provides guidelines on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective for fiscal years beginning on or after October 1, 2008 .
The Company is currently evaluating the impact of this Section on the consolidated financial statements

3.  Summary of significant accounting policies (continued)
International financial reporting standards
In 2006, the Canadian Accounting Standards Board (“AcSB”) adopted its Strategic Plan, which includes the decision to move financial reporting for Canadian publicly accountable enterprises to the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Under the AcSB’s plan, this new framework will be effective for fiscal years beginning on or after January 1, 2011. Information regarding the enterprise’s plan to converge and the anticipated effects is to be disclosed prior to the adoption, with the first disclosure by the Company expected to be made in the consolidated financial statements for the year ended December 31, 2008.
4.  Restricted cash

	2007	2006
	$	$
Short-term

In trust deposit for the settlement of creditors in accordance with the plans of arrangement	1,113	2,784

Long-term

Deposit to the Ministère des Ressources Naturelles as a guarantee for restoration work (Note 11c)	1,158	1,158

	2,271	3,942

5.  Notes receivable and deferred royalty
In previous years, the Company executed royalty sales to be paid on the future production of the Joe Mann properties for an aggregate amount of $32,400,000.
The royalty was paid to the unitholders based on the following formula: $8 per ton of ore for 2002 and 2003, $14 for 2004 and $35 from January 1, 2005 until the net proceeds of the royalty sale, plus interest of 10% compounded annually, exceed the aggregate of all royalty payments, from the date paid to the date of determination, at 10% compounded annually and $1.50 per ton thereafter. The royalty paid yearly by the Company was taxable in the hands of the unitholders, who were entitled to a resource allowance on the royalty income received. In addition, Canadian development expenditure deductions, for an amount aggregating $32,400,000, may be claimed by the unitholders over the years.
The unitholders had the right to require the Company to retract the royalty on or at any time after May 1, 2004 at the fair market value of the royalty unit.
In 2005, the unitholders exercised their right and the Company repurchased the deferred royalty for a total lump sum of $5,900,000. This deferred royalty amounted to $24,908,000 at the time of the repurchase and the Company, therefore, recorded a gain of $19,008,000. However, given the uncertainty regarding the collection of the notes receivable from the unitholders, the Company has recorded an allowance for doubtful account equal to the remaining portion of the amount, which stood at $17,437,000 at the repurchase date. The net impact resulting from the repurchase of the deferred royalty aggregates $1,571,000 and was included in other income in 2005 (Note 15). In November 2007, legal proceedings against the Company were initiated (see Note 18 f)). The Company intends to take all necessary legal action to settle the situation and recover any amount due to the Company.

6.  Amount receivable from Copper Rand/Portage Restoration Fiduciary Trust
The Company, through its subsidiary, MSV Resources 2007 Inc. (“MSV 2007”), has access to an environmental fund, the Copper Rand/Portage Restoration Fiduciary Trust, with a fair value of approximately $4,300,000 ($4,400,000 in 2006 and $4,100,000 in 2005). This fund, to the exception of a $1,185,000 Canadian bond, at fair value, posted as a guarantee for the Copper Rand Mine restoration obligation, is held in trust by a trust company, Computershare of Canada, for the rehabilitation and restoration of sites acquired in 1993 by MSV from Westminer Canada Limited (“Westminer”); the sites are Copper Rand, Portage, Jaculet and Copper Cliff. At the time it was created, this fund was not recorded, as it had been provided by Westminer and could only be used by the Company for the restoration of these sites.
Given that the subsidiary, MSV 2007, has a legal obligation to undertake future rehabilitation work on these sites, and since MSV has access to this fund, the Company recorded the asset retirement obligations, in accordance with the provisions of Section 3110 of the CICA Handbook, and also recorded a receivable from the fund equal to the obligation, without exceeding the amounts available in the fund. As at December 31, 2007, the asset retirement obligations total $3,028,000 ($2,826,000 in 2006).
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
7.  Restricted deposits and Exchange Agreements
As described in Note 12a), the Company, in 1991, entered into a series of Exchange Agreements and made deposits with an international bank to secure all principal and interest payments associated with the Guaranteed Subordinated Debentures and Notes and Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares. These deposits expired in January 2007 and earned interest at Canadian bankers’ acceptance rates. The deposits and the Exchange Agreements were irrevocably assigned to secure all payments due to investors.
Interest accumulates on the restricted deposits and the Exchange Agreements over the term of the financing arrangement to attain $50,000,000, which is the amount due at the end of the financing arrangement.
In January 2007, the restricted deposits and the Exchange Agreements matured and the proceeds were used to repay in full the Guaranteed Subordinated Debentures and the Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares.

8.  Property, plant and equipment

	2007
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Property, plant and equipment
Road	976	730	246
Plant	2,088	996	1,092
Mining, exploration and milling equipment	36,623	28,251	8,372
Office furniture and computer equipment	1,386	1,323	63

	41,073	31,300	9,773

Mining properties
Joe Mann property	116,727	116,727	—
Copper Rand property	23,286	2,159	21,127
Corner Bay property	13,989	—	13,989
Exploration properties(1)	128	—	128

	154,130	118,886	35,244

	195,203	150,186	45,017

(1)	In 2007, the Chevrier property was sold for proceeds of $1,500,000 in cash. A gain of $710,000 was realized on the sale. Also, in 2007, the Eastmain property was sold for proceeds of $2,500,000 in cash, $1,600,000 in shares of the purchaser, 1,000,000 share purchase warrants and a 2% net smelter return royalty, net of any prior royalty. A gain of $3,870,000 was realized on the sale.
Effective January, 2007 the Copper Rand mine started commercial production and, therefore, the Company stopped capitalizing operating costs; in 2006, the Company capitalized the operating costs of the Copper Rand mine, which were offset by $12,112,000 of net revenue.

8. Property, plant and equipment (continued)

	2006
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Property, plant and equipment
Road	730	730	—
Plant	7,892	6,593	1,299
Mining, exploration and milling equipment	38,043	28,978	9,065
Office furniture and computer equipment	1,386	1,312	74

	48,051	37,613	10,438

Mining properties
Joe Mann property	116,727	116,727	—
Copper Rand property	21,671	—	21,671
Corner Bay property	4,108	—	4,108
Exploration properties(1)	918	—	918

	143,424	116,727	26,697

	191,475	154,340	37,135

(1)	In 2006, the Discovery property was sold for proceeds of $500,000 in cash and $1,000,000 in shares of the purchaser. No gain or loss was realized on the sale since the property had been written down in 2005 to its net realizable value.
In 2006, the Company wrote down, by an amount of $1,253,000, its mining interest in the Joe Mann property based on an assets impairment analysis, which was required following the production problems encountered in 2006 and the near depletion of the property.
As at December 31, 2006, the Company also wrote down, by an amount of $23,748,000, its mining interest in the Copper Rand property based on an assets impairment analysis, which was required following the development problems encountered in 2006, the development still required to achieve commercial production and the additional costs and delays caused by the rock fall that occurred in February 2007. Of the $23,748,000 write-down, $14,449,000 was recorded against the value of the mining property and $9,299,000 was recorded against mining, exploration and milling equipment.

9.  Deferred charges and other assets

	2006
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Fees related to the Operating Consulting Agreement	388	259	129
Fees related to the long-term debt	455	455	—

	843	714	129

10. Short-term loans

	2007	2006
	$	$
Revolving Credit Facility (a)	1,500	—

Advance Facility (b)	496	—

In-Process Working Capital Facility (c)	—	3,891

	1,996	3,891

a)	The Revolving Credit Facility, from Nuinsco, is for a minimum term of six months (“Initial Term”), bears interest, payable quaterly, at the rate of 12% per annum and is secured by a second or third ranking, as applicable, immovable and movable hypothec on all the present and future assets of the Company and its subsidiary, MSV 2007. Following the Initial Term, the principal amount outstanding, together with interest accrued thereon, shall be payable on demand.

b)	The Advance Facility of US$1,500,000 bears interest at the rate of 11.5% per annum. As at December 31, 2007, an amount of US$500,000 has been drawn upon the facility.

c)	The In-Process Working Capital Facility was bearing interest at the LIBOR rate plus 4% per annum and was secured by the settlements receivable. The credit facility expired on December 31, 2006 and the outstanding balance of US$3,339,333 was reimbursed gradually until April 2007 at each settlement date of the settlements receivable.

11. Asset retirement obligations
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
a)	Change in obligation

The following tables set forth the evolution of the asset retirement obligations for the years ended December 31, 2007, 2006 and 2005:

	Balance at	Accretion	Adjusted	Balance at
	beginning	expense	(incurred)	end
	$	$	$	$
2007
Campbell Mill	2,942	176	136	3,254
Joe Mann Mine	850	51	94	995
Eastmain Mine	1,088	11	(1,099)	—
Cedar Bay Mine	31	—	(3)	28
Corner Bay project	21	1	19	41
Henderson I and II	46	2	2	50
Copper Rand Mine	2,682	156	98	2,936
Portage, Jaculet and Copper Cliff Mines	144	4	(56)	92

	7,804	401	(809)	7,396

2006
Campbell Mill	2,778	165	(1)	2,942
Joe Mann Mine	829	50	(29)	850
Eastmain Mine	1,027	61	—	1,088
Cedar bay Mine	29	2	—	31
Corner Bay project	20	1	—	21
Henderson I and II	43	3	—	46
Copper Rand Mine	2,882	173	(373)	2,682
Portage, Jaculet and Copper Cliff Mines	130	8	6	144

	7,738	463	(397)	7,804

11. Asset retirement obligations (continued)
a)	Change in obligation (continued)

	Balance at	Accretion	Adjusted	Balance at
	beginning	expense	(incurred)	end
	$	$	$	$
2005
Campbell Mill	2,622	157	(1)	2,778
Joe Mann Mine	786	47	(4)	829
Eastmain Mine	968	58	1	1,027
Cedar Bay Mine	29	—	—	29
Corner Bay project	19	1	—	20
Henderson I and II	44	2	(3)	43
Copper Rand Mine	2,722	162	(2)	2,882
Portage, Jaculet and Copper Cliff Mines	131	5	(6)	130

	7,321	432	(15)	7,738

b)	Information used in the calculation of the asset retirement obligations

The Company is using a credit adjusted risk free rate of 6%. The following table sets forth the assumptions used in the calculation of the obligations for the year ended December 31, 2007:

	Total estimated	Discount
	cash flow	periods
	$	years
Campbell Mill	4,716	16
Joe Mann Mine	836	4
Cedar Bay Mine	28	2
Corner Bay project	41	2
Henderson I and II	50	2
Copper Rand Mine	3,430	10
Portage, Jaculet and Copper Cliff Mines	90	1

	9,191

c)	Fair value of the assets

The asset retirement obligations for Copper Rand, Portage, Jaculet and Copper Cliff Mines are assumed by the Copper Rand/Portage Restoration Fiduciary Trust (Note 6). Furthermore, at December 31, 2007, the Company had posted security deposits of $350,000 for the Joe Mann Mine and $808,000 for the Campbell Mill.

12. Long-term debt

	2007	2006
	$	$
Guaranteed Subordinated Debentures, bearing interest at varying rates (effective average rate of 6.11% in 2006), repaid at maturity in January 2007 (a)	—	38,000

Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares of a subsidiary (50 shares), with a nominal value of $12,000,000 retracted in January 2007 (a)	—	12,000

	—	50,000

Guaranteed Convertible Debentures with interest accrued thereon of $254,000 (b)	2,350	—

Convertible Demand Debenture with interest accrued thereon of $30,000 (c)	2,080	—

Credit facility, secured by a first-ranking encumbrance on the assets of the Copper Rand Mine, bearing interest at the average prime rate of six Canadian banks plus 1.5%, repayable from September 30, 2008 in quarterly instalments of $966,000 maturing on June 30, 2012 (d)	15,452	14,325

Convertible Debentures with interest accrued thereon of nil ($291,000 in 2006) (e)	520	941

Other	623	91

	21,025	65,357

Current portion	18,337	65,287

	2,688	70

As a result of the going concern risk discussed in Note 2, all of the long-term debts were classified as current liabilities as at December 31, 2006, since the Company was in default of the repayment terms and covenants, to the exception of other debts, for which the Company was not in default, and the Guaranteed Subordinated Debentures and Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares, which were only classified as current liabilities in 2006, since they were maturing in 2007. In 2007, the Company is in default for the Convertible Debentures and Credit facility, which are classified in current liabilities.

12. Long-term debt (continued)
a)	In 1991, a subsidiary of the Company entered into a financing arrangement (“Arrangement”) whereby it issued, to a group of Canadian financial institutions, $38,000,000 of Guaranteed Subordinate Debentures and Notes (“Debentures”) and $12,000,000 of Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares (“Preferred Shares”). The Debentures are guaranteed by a series of restricted deposit and Exchange Agreements (Note 8), subordinate to all existing non-tradable debt and future senior debt and cannot be prepaid. The Preferred Shares are redeemable at any time at an amount of $240,000 per Preferred Share, rank equally and pari passu with the common shares for dividends when declared and are retractable in January 2007.

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

Under the term of the Exchange Agreements, the deposit was drawn down to nil in January 2007. The Exchange Agreements provided for termination payments to be made to the subsidiary of the Company totalling $50,000,000 in January 2007.

In January 2007, the Debentures were reimbursed and the Preferred Shares redeemed.

12. Long-term debt (continued)
b)	On July 20, 2007, the Company completed a private placement of Guaranteed Convertible Debentures (“Guaranteed Debentures”) of $4,000,000. The Guaranteed Debentures mature on July 20, 2009, are secured by a first-ranking encumbrance on the assets of the Corner Bay property and bear interest at the rate of 11.5% per annum. Principal and interest are repayable at maturity. The principal is convertible at the option of the holder into units of the Company at a conversion rate of $0.13 per unit, each unit consisting of one common share and one half warrant, each whole warrant entitling the holder to purchase one common share at a price of $0.16 per share for a period of 24 months from the date of execution and delivery of the Guaranteed Debentures. The holder of the Guaranteed Debentures surrendered for conversion shall not be entitled to receive any accrued and unpaid interest in respect thereof. The Company will have the right to redeem up to 50% of the principal amount on July 1, 2008 after giving a 30 days prior notice to the holders. Upon notice being given of the redemption by the Company, the holders may, at their option, convert all or part of such principal amount to be redeemed into units. If the holders do not exercise such option, the Company shall nevertheless issue to such holders the number of warrants they would have been entitled to receive had they so converted.

The Guaranteed Debentures are accounted for in accordance with their substance and are presented in the financial statements in their component parts, measured at their fair value at the time of issue. The liability component has been estimated at the present value of the required principal and interest payments discounted at a rate approximating the interest rate that would have been applicable to a non-convertible debt at the time the Guaranteed Debentures were issued. Issuance costs have been expensed.

Liability component as at July 20, 2007	1,846

Equity component as at July 20, 2007	2,154

4,000

Guaranteed Convertible Debentures	1,846

Interest accrual	504

2,350

Interest expense on the liability component is $504,000, of which $250,000 represents accretion of the liability component. Of the $504,000 interest expense, $14,000 was capitalized on the Corner Bay property.

12. Long-term debt (continued)
c)	On November 9, 2007, a subsidiary of the Company issued a Convertible Demand Debenture of $2,050,000. The debenture and interest accrued have no maturity and are payable on demand by the holder, bear interest at a rate of 10% per annum, compounded monthly, and is secured by a first priority general assignment and security interest on all the present and after acquired assets of the subsidiary. The holder shall have the right, at any time, upon the giving of written notice, to convert all of the principal amount of the debenture with accrued interest thereon into 35% of the outstanding common shares of the subsidiary at time of conversion (including those common shares to be issued on such conversion) and such number of non-voting common shares of the subsidiary as, when combined with the common shares, is equal to 75% of the outstanding shares of the subsidiary after conversion.

The Convertible Demand Debenture is accounted for as a liability only and no portion of the proceeds from the issuance of the debenture was accounted for as attributable to the conversion right, since it is convertible into shares of the consolidated subsidiary.

d)	On December 13, 2007, the Company and the lender amended the terms of the Credit Facility, whereas, the principal and $3,452,000 of capitalized interest up to December 31, 2007 shall be reimbursed in 16 equal quarterly instalments, with the first instalment on September 30, 2008. Starting in 2008, current interest shall be reimbursed monthly on the last day of each month.

e)	The Convertible Debentures are unsecured and, therefore, based on new information received from the Monitor, the Company was advised that no additional interest was payable to the holders since the deposit of the proof of claim in late 2005. Since accrued interest had been recorded up to December 2007, the Company reversed all interest accrued in excess. Also in 2007, two dividend payments were issued by the Monitor and recorded as $222,000 as accrued interest payment and $130,000 as principal reimbursement.
Long-term debt payments over the forthcoming years are estimated as follows:

$
2008	18,337
2009	2,601
2010	78
2011	9

21,025

13. Capital stock
a)	Authorized shares

Preference shares — unlimited, issuable in series, without par value

Common shares — unlimited

b)	Issued and outstanding shares

	2007		2006		2005
	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands)	$	(in thousands)	$	(in thousands)	$
Common shares
Balance, beginning of year	346,529	85,572	108,213	69,958	107,238	69,610

Issued
Private placements (1)	—	—	156,250	9,565	—	—
Rights offering (2)	—	—	69,966	4,417	—	—
For services (Note 2)	2,200	296	3,600	627	—	—
Flow-through shares (3)	74,006	9,131	—	—	—	—
Payment of debt	—	—	—	—	871	311
Exercise of warrants (d)	9,670	1,613	7,500	900	—	—
Share purchase plan	—	—	—	—	104	37

Issued	432,405	96,612	345,529	85,467	108,213	69,958

To be issued
For services (Note 2)	200	27	1,000	105	—	—

Balance, end of year	432,605	96,639	346,529	85,572	108,213	69,958

13. Capital stock (continued)
b)	Issued and outstanding shares (continued)
(1)	On September 27, 2006, the Brokered Placement was completed, generating gross proceeds in cash of $10,000,000. This amount was allocated as follows: $8,750,000 to capital stock and $1,250,000 to warrants, stock options and conversion rights. Share issue costs of $1,355,839 were applied in reduction of capital stock.

On December 30, 2006, the Nuinsco Placement was completed, generating gross proceeds in cash of $2,500,000. This amount was allocated as follows: $2,187,500 to capital stock and $312,500 to warrants, stock options and conversion rights. Share issue costs of $16,659 were applied in reduction of capital stock.

(2)	On November 24, 2006, the rights offering was completed, generating gross proceeds in cash of $5,597,301. This amount was allocated as follows: $4,897,638 to capital stock and $699,663 to warrants, stock options and conversion rights. Share issue costs of $480,628 were applied in reduction of capital stock.

(3)	In 2007, three flow-through share financings were completed, generating gross proceeds in cash of $10,028,000. Share issue costs of $896,527, excluding tax effect of renounciation, which will be recorded only on deposit of renounciation documents, were applied in reduction of capital stock.
c)	Employee Incentive Plan and Directors’ Stock Option Plan

The Employee Incentive Plan comprises a Share Option Plan, a Share Purchase Plan, a Share Bonus Plan and a Share Loan Plan. The Share Purchase Plan calls for Company contributions of an amount equal to 50% of the employee contributions, which can amount to a maximum of 5% of their basic annual salaries or wages. The common shares are issued on a quarterly basis at market value. In 2007 and 2006, no common shares were issued under the Share Purchase Plan (in 2005, the Company issued a total of 103,724 common shares at an average current market price of $0.36 per share).

Under the Share Bonus Plan, common shares can be issued to full-time salaried employees as a bonus in recognition of services as determined by the Compensation Committee or the Board of Directors. In 2007, 2006 and 2005, no shares were issued.

The Share Loan Plan provides the Compensation Committee or the Board of Directors the discretion to make loans to full-time employees to enable them to acquire common shares in the Company. No loans are presently outstanding under this plan.

13. Capital stock (continued)
c)	Employee Incentive Plan and Directors’ Stock Option Plan (continued)

Options granted under the Directors’ Stock Option Plan and Employee Share Option Plan, having no vesting period, expire no later than five years from the date on which they were granted and all current options expire on or before August 8, 2012. Changes in the share options outstanding are as follows:

	2007		2006		2005
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price
	(in thousands)	$	(in thousands)	$	(in thousands)	$
Outstanding, beginning of year	5,245	0.23	2,135	0.61	2,270	0.62
Granted	2,850	0.16	4,950	0.15	—	—
Expired and cancelled (1)	(930)	0.36	(1,840)	0.46	(135)	0.74

Outstanding, end of year	7,165	0,18	5,245	0.23	2,135	0.61

(1)	450,000 options initially accounted for as stock-based compensation expense, for an amount of approximately $49,000, were cancelled in 2007 and applied to contributed surplus (655,000 options for $132,000 in 2006 and 120,000 options for $45,000 in 2005).
The following summarizes information about stock options outstanding at December 31, 2007:

Options outstanding and exercisable
		Weighted
		average	Weighted
Range of		remaining	average
exercise	Number	contractual	exercise
price	outstanding	life	price
$	(in thousands)	(years)	$
0.15 - 0.16	6,750	4.0	0.15
0.64 - 0.80	415	1.4	0.65

	7,165	3.8	0.18

The Black-Scholes model, used by the Company to calculate the value of the options granted to employees and directors, was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions. This model also requires four highly subjective assumptions, including future stock price volatility and expected duration, which greatly affect the calculated values.

13. Capital stock (continued)
c)	Employee Incentive Plan and Directors’ Stock Option Plan (continued)

The fair value of the options granted and the assumptions are as follows:

	2007	2006	2005
Fair value of each option	$0.12	$0.10	—
Stock-based compensation expense	$336	$496	—
Number of options	2,850	4,950	—

Assumptions

Risk-free interest rate	4.18 - 4.28%	3.86%	—
Expected return on share	nil	nil	—
Expected volatility	95%	107%	—
Expected duration	5 years	3 years	—
d)	Warrants, stock options and conversion rights

During the three-year period ended December 31, 2007, the Company entered into various capital stock issuances and rights offering, long-term and short-term debt financings and granted stock options as part of the Employee Incentive Plan and Directors’ Stock Option Plan. The value assigned to the warrants, stock options and conversion rights issued during the three-year period can be summarized as follows:

	2007	2006	2005
	$	$	$
Balance, beginning of year	9,263	2,771	3,074
Warrants issued as part of the private placements (3)	—	1,562	—
Warrants issued as part of the rights offering (4)	—	700	—
Warrants issued as remuneration of the broker (1) (5)	154	375	—
Warrants issued on exercise of the broker warrants (5)	—	75	—
Warrants issued under the management and operating agreement (7)	—	4,218	—
Debentures conversion rights (2)	2,154	—	—
ECU-conversion rights expired	—	(460)	—
Warrants issued in connection with the short-term loan (6)	—	33	—
Stock-based compensation expense	336	496	—
Warrants exercised (5)	(362)	(375)	—
Warrants and options expired and cancelled	(2,113)	(132)	(303)

Balance, end of year	9,432	9,263	2,771

13. Capital stock (continued)
d)	Warrants, stock options and conversion rights (continued)

2007

In 2007, an amount of $2,064,000 related to expired warrants was applied against the contributed surplus and $362,000 related to exercised warrants was added to the proceeds received of $1,251,000. Also, $49,000 related to expired and cancelled employees’ and directors’ stock options was applied to contributed surplus.
(1)	As part of the $7,000,000 flow-through share placement, the broker was issued 3,360,000 share purchase warrants. Each warrant entitles the holder to purchase one common share at $0.13 per share until October 23, 2008. The fair value of the warrants as at the date of issuance was estimated at $154,000 and accounted for as issuance costs.

(2)	On July 20, 2007, the Company completed a private placement of Guaranteed Debentures as detailed in Note 12b). The fair value of the conversion rights as at the date of issuance was estimated at $2,154,000.
Changes in the number of warrants outstanding are as follows:

	2007		2006		2005
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Warrants	price	Warrants	price	Warrants	price
	(in thousands)	$	(in thousands)	$	(in thousands)	$
Outstanding, beginning of year	190,728	0.16	5,737	1.18	6,343	1.13

Granted	3,360	0.13	192,516	0.13	—	—

Exercised	(9,670)	0.13	(7,500)	0.08	—	—

Expired and cancelled	(5,712)	1.18	(25)	1.03	(606)	0.66

Outstanding, end of year	178,706	0.13	190,728	0.16	5,737	1.18

The following summarizes information about warrants outstanding at December 31, 2007:

Weighted
Range of	Number of	average remaining	Weighted average
exercise price	outstanding	contractual life	exercise price
$	(in thousands)	(years)	$
0.10 - 0.20	178,706	0.6	0.13

13. Capital stock (continued)
d)	Warrants, stock options and conversion rights (continued)

The Company recorded the fair value of the warrants and conversion rights issued as of the measurement date using the Black-Scholes pricing model with various assumptions regarding risk-free interest rate, expected dividend yield, expected volatility and expected duration as follows:

	Conversion	Broker
	rights	warrants
Fair value of conversion rights and warrants, per unit	Note 12 b)	$0.05
Total fair value	$2,154	$154
Number of warrants or conversion rights	46,154	3,360

Assumptions:

Risk-free interest rate	n/a	3.75%
Expected return on share	nil	nil
Expected volatility	n/a	77%
Expected duration	2 years	1.5 year
2006

In 2006, an amount of $460,000 related to expired conversion rights was applied against the contributed surplus. These conversion rights were issued as part of the ECU financing in 2004 and expired on September 29, 2006, upon full reimbursement of the debt by the Company. Also, $132,000 related to cancelled employee’s stock options was applied to contributed surplus.
(3)	As part of the Brokered Placement and Nuinsco Placement, 78,125,000 share purchase warrants were issued. Each warrant entitles the holder to purchase one common share at $0.15 per share until May 26, 2008. The warrants are subject to an accelerated expiry if, on or after May 26, 2007, the volume weighted average price of the shares of the Company is at least $0.30 for any period of 20 consecutive trading days. The fair value of the warrants as at the date of issuance was estimated at $1,562,000 and allocated to warrants, stock options and conversion rights.

13. Capital stock (continued)
(4)	As part of the rights offering, 34,983,312 share purchase warrants were issued. Each warrant entitles the holder to purchase one common share at $0.15 per share until May 26, 2008. The warrants are subject to an accelerated expiry if, on or after May 26, 2007, the volume weighted average price of the shares of the Company is at least $0.30 for any period of 20 consecutive trading days. The fair value of the warrants as at the date of issuance was estimated at $700,000 and allocated to warrants, stock options and conversion rights.

(5)	In relation to the Brokered Placement, the broker was issued 7,500,000 special broker warrants. Each special broker warrant entitles its holder to purchase, until May 26, 2007, one unit at a price of $0.08 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. The fair value of the special broker warrants as at the date of issuance was estimated at $375,000 and accounted for as issuance costs. The special broker warrants were exercised in December 2006 and, consequently, 3,750,000 share purchase warrants were issued; each warrant having the same conditions as the warrants issued with regard to the Brokered Placement, rights offering and Nuinsco Placement. The fair value of the warrants as at the date of issuance was estimated at $75,000. Upon exercise of the special broker warrants, the $375,000 value attributed to the special warrants was reversed from warrants, stock options and conversion rights and was recorded in capital stock.

(6)	As part of the renewal of the short-term loan, the Company granted warrants to purchase 200,000 common shares at a price of $0.195 until January 31, 2008. The fair value was estimated at the date of grant at $25,000 and accounted for as administrative costs.

Also in 2006, in order to obtain a bridge loan, the Company granted warrants to purchase 150,000 common shares at a price of $0.105 per share until December 22, 2008. The fair value at the date of the grant was estimated at $8,000 and accounted for as administrative costs.

(7)	Pursuant to the Operating Consulting Agreement (Note 2), Nuinsco was entitled to receive share purchase warrants equal to 20% of the outstanding shares of the Company, after completion of the Brokered Placement, rights offering and Nuinsco Placement. The Company accounted for these warrants in 2006, since all the conditions had been met as at December 30, 2006, even if the issuance of the warrants was delayed to January 18, 2007 due to the necessity of obtaining additional regulatory approval required by the increase in the total number of warrants to be issued, compared to the pre-approved number. The fair value of the 67,807,429 warrants, exercisable at a price of $0.10 per share until January 18, 2009, was estimated at $4,218,000 and accounted for as reorganization costs.

13. Capital stock (continued)
d)	Warrants, stock options and conversion rights (continued)

The Company recorded the fair value of the warrants issued as of the measurement date using the Black-Scholes pricing model with various assumptions regarding risk-free interest rate, expected dividend yield, expected volatility and expected duration as follows:

			Short-
	Private	Broker	term
	Placements (1)	warrant	loan
Fair value of warrants	$0.02	$0.05	$0.13
Fair value	$2,262	$375	$25
Number of warrants	113,108	7,500	200

Assumptions:

Risk-free interest rate	3.75%	3.75%	3.86%
Expected return on shares	nil	nil	nil
Expected volatility	91%	60%	126%
Expected duration	1.2 years	0.67 year	2 years

	Exercise
	of broker	Bridge	Nuinsco
	warrants	loan	warrants
Fair value of warrants	$0.02	$0.05	$0.06
Fair value	$75	$8	$4,218
Number of warrants	3,750	150	67,808

Assumptions:

Risk-free interest rate	3.75%	3.75%	3.75%
Expected return on shares	nil	nil	nil
Expected volatility	91%	113%	121%
Expected duration	1.2 years	1.5 years	2 years

(1)	Rights offering, Brokered Placement and Nuinsco Placement.

14.	Interest and financial expenses on long-term debt

	2007	2006	2005
	$	$	$
Exchangeable Capital Units facility	—	637	713
Guaranteed Convertible Debentures	669	—	—
Convertible Demand Debentures	30	—	—
Guaranteed Subordinated Debentures	—	2,323	1,958
Credit Facility	1,127	—	—
Convertible Debentures (Note 12e))	(69)	53	55
Other	13	2	2

	1,770	3,015	2,728

Interest revenue on restricted deposits (Note 7)	—	(2,323)	(1,958)

	1,770	692	770

15.	Other income

	2007	2006	2005
	$	$	$
(Loss) gain on sale of short-term investments	(384)	262	—
Gain on repurchase of royalty (Note 5)	—	—	1,571
Gain on sale of property, plant and equipment	4,714	1	2,002
Gain on an investment in shares (a)	—	515	—
Gain on creditors settlement	243	—	—
Other	175	(226)	4

	4,748	552	3,577

(a)	On October 23, 2006, the Company acquired all of the outstanding shares of Pinnacle International (Taylor) Plaza Inc. (“PINNACLE”), which then became a wholly-owned subsidiary of the Company. On November 9, 2006, PINNACLE, a corporation involved in residential development, was dissolved and wound-up in Meston Resources Inc. As at December 22, 2006, the development project was completed and sold. The acquisition was not accounted for as a business combination as it did not meet the definition of a business in accordance with the criteria in EIC 124.

16.  Income and mining taxes
a)	Effective tax rate

The income tax recovery varies from the amounts that would be computed by applying the combined Canadian federal and provincial statutory tax rates to earnings before taxes as follows:

	2007	2006	2005
	$	$	$
Expected income tax recovery using statutory income tax rates	(6,083)	(13,244)	(7,552)
Resource allowance	—	181	220
Valuation allowance	6,083	13,098	7,414

Income and mining tax expense	—	35	82

b)	Future income and mining taxes

At December 31, future income and mining taxes are as follows:

	2007	2006
	$	$
Current future income tax assets
Inventories of ore and supplies	177	99
Other	8	54

	185	153

Long-term future income tax assets
Property, plant and equipment	23,346	28,383
Operating loss carry forwards	22,970	24,685
Capital loss carry forwards	8,745	11,006
Other	4,364	5,631

	59,425	69,705

	59,610	69,858

Valuation allowance	(58,293)	(68,374)

Future income tax assets	1,317	1,484

Long-term future income and mining tax liabilities
Mining taxes	5,155	5,152
Other	1,317	1,484

Future income and mining tax liabilities	6,472	6,636

Net future income and mining tax liabilities	5,155	5,152

16.  Income and mining taxes (continued)
c)	Loss carry forwards

At December 31, 2007, the Company and its subsidiaries had operating losses for income tax purposes in Canada approximating $89,400,000, which are available to reduce taxable income in future years and expire over the period to 2027. $72,400,000 of the $89,400,000 operating losses for income tax purposes are available in inactive subsidiaries and therefore will not be available to reduce future taxable income In addition, the Company and its subsidiaries had capital losses for income tax purposes in Canada of approximately $65,000,000, which can be applied against future taxable capital gains.
17.  Changes in non-cash operating working capital items and supplementary information
a)	Changes in non-cash operating working capital items

	2007	2006	2005
	$	$	$
Receivables and settlements receivable	3,050	1,809	(2,923)
Production and supply inventories	145	(752)	1,178
Prepaids	786	(317)	(699)
Accounts payable and accrued liabilities	7,647	1,523	4,980
Prepayments for concentrate inventory shipped	965	—	—

	12,593	2,263	2,536

17.	Changes in non-cash working operating capital items and supplementary information (continued)
b)	Supplementary information

	2007	2006	2005
	$	$	$
Income taxes paid	—	136	98
Interest paid	665	2,809	2,013
Shares issued for services under the Management and Operating Agreement (Note 13)	333	732	—
Warrants issued for the short-term loan (capitalized as deferred charges in 2004)	—	25	—
Warrants issued for the bridge loan	—	8	—
Warrants issued under the Operating Consulting Agreement	—	4,218	—
Shares issued for debt settlement (Note 13)	—	—	314
Proceeds on sale of mining interest received in shares (Note 8)	1,600	1,000	—
Interest capitalized to mining properties (Note 12b))	14	998	759
Redemption of royalty	—	—	5,900
Mining rights receivable	—	—	1,214
Mining rights held as security deposit for site restoration	—	808	—
Mining rights held as reimbursement of property, plant and equipment acquisition grant	—	378	—
Restricted cash used for settlement of accounts payable and accrued liabilities	6,231	—	—
Restricted cash used for settlement of Convertible Debentures	130	—	—
Restricted cash used for settlement of interest on Convertible Debentures	222	—	—
Restricted deposit and exchange agreements applied to redemption of Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares and reimbursement of Guaranteed Subordinated Debentures	50,000	—	—

18.  Commitments and contingencies
a)	The Company is committed to pay royalties calculated on the net smelter return at various rates or based on the tonnage of ore processed at the mills. These agreements are also subject to repurchase rights at various prices.

b)	The Company is committed, under the agreements of the flow-through share financing of 2007, to spend $3,028,000 in qualifying exploration expenditures in 2008.

c)	Under a participation agreement, the Company is committed to pay to Nuinsco a participation fee on the operating cash flow of the Corner Bay property. The cash flow generated by the Corner Bay property will be allocated as follows:
a.	First, all positive cash flows required to cover investments made by the Company from January 1, 2007 onwards, will remain with the Company;

b.	After the investments made by the Company from January 1, 2007 onwards have been fully repaid, the Company will keep 50% of the positive cash flows to repay all investments made prior to January 1, 2007, up to $4.1M; the other 50% will be split equally between the Company and Nuinsco:

c.	Thereafter, the Company and Nuinsco will split the positive cash flows equally.
d)	Under the financing arrangement (“Arrangement”) referred to in Note 12 a), mineral development expenditures, which were renounced in favour of the investors as part of the Arrangement, were based, in part, on independent valuations of certain related mineral properties. The Canada Revenue Agency (“CRA”) has challenged certain of those valuations, and disallowed certain of the renounced flow-through deductions for certain of the investors. The Company may be contingently liable for certain losses or damages to investors, if any, that may result if the CRA is ultimately successful in its challenges. No provision for losses has been recorded at year end since it is not possible to determine either the outcome of the challenges or the financial consequences to the Company.

e)	The Oujibougoumou Cree initiated legal proceedings against the Company, claiming that the poor condition of lakes in the region of Chibougamau, Quebec was due to mining activities in the area. The Public Health Department, the Quebec Environment Ministry and the Quebec Fish and Wildlife Association began to study the issue. As a temporary measure, the Company and the plaintiffs jointly agreed to request that proceedings be suspended for two years. It is not possible at this time to determine either the outcome of the proceedings or the financial consequences for the Company.

f)	On November 28, 2007, the holders of royalty units (“Unitholders”) under the Royalty Agreement dated October 15, 2001 (Note 5) initiated legal proceedings against the Company, claiming that each Unitholder continues to own the royalty units , that no retraction or repurchase has occurred since they claim not having exercised their retraction rights and that the valuation report establishing the value of the royalty at $5,900,000 is wrong and of no force. No provision for losses has been recorded at year end since it is not possible to determine either the outcome of the proceedings or the financial consequences to the Company.

19.  Related party transactions
During the year ended December 31, 2007, the Company incurred $881,000 ($1,039,000 and $510,000 in 2006 and 2005, respectively) in legal fees, measured at the exchange amount, to a law firm of which a former director (up to December 11, 2007) is a partner. As at December 31, 2007, the Company had accounts payable and accrued liabilities due to the law firm of $360,000.
In 2007, Nuinsco exercised significant influence over the Company’s operating and financing activities through its approximate 10% ownership interest and two of its directors or officers being directors of the Company. Throughout the year, the Company paid or accrued the following to Nuinsco (all transactions were measured at the exchange amount):
•	$633,000 in consulting fees under the Operating Consulting Agreement, of which $333,000 was paid through the issuance of 2,400,000 common shares of the Company;

•	$100,000 in loan setup fees, $50,000 each for the $2,000,000 Guaranteed Convertible Debenture and the Revolving Credit Facility; and

•	$218,000 in interest on the Guaranteed Convertible Debentures, Revolving Credit Facility and $2,000,000 advances, converted into the Guaranteed Convertible Debentures, of $103,000, $34,000 and $81,000, respectively.
As at December 31, 2007, the amounts due to Nuinsco are as follows:
•	$132,000 in accounts payable and accrued liabilities,

•	$1,500,000 Revolving Credit Facility plus $34,000 of accrued interest,

•	$2,000,000 Guaranteed Convertible Debenture plus accrued interest of $104,000.
The Company is also committed to pay to Nuinsco a participation fee on the operating cash flow of the Corner Bay property (see Note 18 c).

20.  Employee future benefits
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
Total cash payments
Total cash payments for employee future benefits for 2007, consisting of cash contributed by the Company to its defined benefit pension plans, were $578,000 ($358,000 in 2006 and $332,000 in 2005). In 2007, cash payments for employee future benefits were contributed by the Monitor from restricted cash for $925,000.

	2007	2006
	$	$
Accrued benefit obligation
Balance, beginning of year	15,824	15,377
Current service cost	243	169
Benefits paid	(948)	(986)
Interest cost	796	786
Actuarial loss	(756)	478

Balance, end of year	15,159	15,824

20.	Employee future benefits (continued)

	2007	2006
	$	$
Plan assets fair value
Balance, beginning of year	13,214	12,203
Employer contribution	870	920
Employees’ contributions	3	4
Benefits paid	(948)	(986)
Actual return on plan assets	(266)	1,073

Balance, end of year	12,873	13,214

Plan assets consist of the following assets categories:

	Percentage of plan assets
	2007	2006
	%	%
Employer contribution receivable	5	10
Canadian equity securities	15	30
American equity securities	—	12
International equity securities	26	13
International real estate	5	—
Bonds	48	28
Campbell common shares	1	1
Other (including cash and cash equivalents)	—	6

	100	100

Reconciliation of the funded status of the defined benefit pension plans to the amounts recorded in the consolidated financial statements:

	2007	2006
	$	$
Fair value of plan assets	12,873	13,214
Accrued benefit obligation	(15,159)	(15,824)

Funded status of pension plans (deficit)	(2,286)	(2,610)
Unamortized net actuarial loss	7,183	7,037

Accrued benefit asset	4,897	4,427

20.	Employee future benefits (continued)
Pension plans with accrued benefit obligations in excess of plan assets included in the above accrued benefit obligation and fair value of plan assets with respect to plans that are not fully funded:

	2007	2006
	$	$
Accrued benefit obligation	11,982	12,424
Fair value of plan assets	9,545	9,700

Funding deficit	(2,437)	(2,724)

Elements of defined benefit pension plans costs recognized in the year:

	2007	2006
	$	$
Current service cost, net of employee contributions	240	165
Interest cost	796	786
Actual return on plan assets	266	(1,073)
Actuarial losses	(756)	478

Elements of employee pension plans costs before adjustments to recognize the long-term nature of employee pension plans costs	546	356
Adjustments to recognize the long-term nature of employee pension plans costs
Difference between expected return and actual return on plans assets for the year	(1,189)	221
Difference between actuarial loss recognized for the year and actual actuarial loss on accrued benefit obligation for the year	1,043	(187)

Defined benefit pension costs	400	390
Amount capitalized to property, plant and equipment	—	(388)

Net pension costs	400	2

20.	Employee future benefits (continued)
The significant assumptions used are as follows:

	2007	2006
	%	%
Accrued benefit obligation as of December 31
Discount rate	5.30	5.12
Rate of compensation increase	2.50	2.50

Benefit costs for years ended December 31
Discount rate	5.12	5.25
Expected long-term rate of return on plans assets	7.00	7.00
Rate of compensation increase	2.50	2.50
Average remaining service period of active employees	19 years	19 years
21.	Financial instruments
Fair value
The carrying amount of cash, restricted cash, short-term investments, receivables, settlement receivables, short-term loans, accounts payable, accrued liabilities and prepayments on concentrate inventory shipped in the consolidated balance sheets approximates fair value based on their short-term maturities and/or quotes received. Also, the fair value of long-term debt is approximately equal to its carrying value due to interest rates that are based on current market rate.
Interest rate risk
The Company is subject to interest rate risk due to changes to the prime rate since one of its borrowings bears variable interest rates.
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
The copper concentrate is sold exclusively to Ocean Partners UK Limited (Falconbridge Limited in 2006 and preceding years), including the Copper Rand mine pre-production revenue for 2006 and preceding years, under a copper concentrate purchase agreement. The net metal sales represent approximately $17,413,000 for the year ended December 31, 2007 ($16,864,000 in 2006 and $21,854,000 in 2005) and an amount of $735,000 is receivable at year end ($5,413,000 in 2006).

21.	Financial instruments (continued)
Foreign exchange rate and metal price risks
The Company is exposed to risks from changes in foreign currency rates and metal prices. The Company does not usually use derivative instruments to manage those risks. However, in November 2006, in order to obtain a bridge loan, the Company entered into forward contracts on the price of copper. These contracts have not been designated by the Company as hedges and were, therefore, marked to market as at December 31, 2006.
As at December 31, the significant US$ financial assets and financial liabilities included in the consolidated balance sheets are as follows:

	2007	2006
	$	$
Cash	424	1,325
Settlements receivable	740	4,631
Short-term loans	500	3,339
Accounts payable and accrued liabilities	922	29
Prepayments for concentrate inventory shipped	974	—
22.	Differences between Canadian and United States generally accepted accounting principles (“GAAP”)
The material differences between Canadian GAAP and United States GAAP affecting the Company’s consolidated financial statements are detailed as follows:

	2007	2006	2005
	$	$	$
Reconciliation of net loss
Net loss — Canadian GAAP	18,988	41,195	24,430
Adjustments:
Amortization adjustment (a)	—	(188)	(233)
Reversal of impairment of property, plant and equipment (b)	—	780	970
Warrants of the entity subject to significant influence (i)	—	—	485
Exploration expenses (c)	9,634	(658)	(109)
Derivative instruments (d)	—	256	16
Capital stock (h)	(1,481)	—	—
Debentures — conversion rights (j)	(143)	—	—

Net loss — United States GAAP	26,998	41,385	25,559
Unrealized loss on short-term investments	9	—	—
Employee defined benefit plans (f)	146	816	1,360

Comprehensive loss — United States GAAP (g)	27,153	42,201	26,919

Basic and fully diluted loss — United States GAAP	0.07	0.28	0.25

22.	Differences between Canadian and United States generally accepted accounting principles (“GAAP”) (continued)

	2007	2006	2005
	$	$	$
Reconciliation of shareholders’ equity
Shareholders’ equity — Canadian GAAP	6,131	12,006	30,503
Adjustments:
Amortization adjustment (a)	—	—	(188)
Reversal of impairment of property, plant and equipment (b)	—	—	780
Exploration expenses (c)	(12,487)	(2,853)	(3,511)
Derivative instruments (d)	—	(228)	(28)
Employee defined benefit plans (f)	(7,183)	(7,037)	(6,221)
Flow-through shares (e)	(293)	—	—
Capital stock (h)	—	(1,481)	(1,481)
Debentures- conversion rights (j)	(1,088)	—	—

Shareholders’ deficiency — United States GAAP	(14,920)	407	19,854

a)	Amortization adjustment
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
Under United States GAAP, during the years ended December 31, 2006, and 2005, amortization would have been reduced by $188,000 and $233,000 respectively, and no difference for 2007, since the property to which the impairment related to was fully amortized under both Canadian and United States GAAP on December 31, 2006.
b)	Reversal of impairment of property, plant and equipment
In 2004, property, plant and equipment were written down by $1,750,000, under Canadian GAAP, following an asset impairment analysis. This write-down was not required under United States GAAP since the carrying value under United States GAAP was already below the impaired value under Canadian GAAP. Therefore, under United States GAAP, amortization would have been higher in 2005 and 2006 by $970,000 and $780,000 respectively, and no difference for 2007, since the property to which the impairment related to was fully amortized under both Canadian and United States GAAP on December 31, 2006.

22.	Differences between Canadian and United States generally accepted accounting principles (“GAAP”) (continued)
c)	Exploration expenses
Under Canadian GAAP, exploration expenses may be deferred until such time as the exploration and development work is either effectively abandoned and related costs are written off or an operating mine is established following which accumulated costs are amortized to earnings. Under United States GAAP, all exploration expenses incurred prior to the determination of the existence of a commercially minable deposit and the completion of a feasibility study should be recorded as expenses as they are incurred. During 2007, $9,881,000 ($359,000 in 2006 and $1,155,000 in 2005) of exploration expenses were capitalized under Canadian GAAP and should be expensed under United States GAAP.
The adjustment of $9,634,000 ($658,000 in 2006 and $109,000 in 2005) comprises the difference described in the previous paragraph less $247,000 of additional gain on sale of property, plant and equipment relating to an exploration property sold in 2007, and for years 2006 and 2005, the amortization charge of $1,017,000 and $1,264,000 respectively which results from the previous years’ exploration expenses, which were capitalized in accordance with Canadian GAAP and fully amortized on December 31, 2006.
d)	Derivative instruments
Under the terms of its copper concentrate selling contract, the selling prices for copper, gold and silver are established respectively based on the average price of the fourth, third and second month following delivery. Under Canadian GAAP and prior to the adoption of the CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, the Company recognized revenue upon shipment using provisional sales prices and adjusts the revenue on a monthly basis to reflect current prices. Under United States GAAP and Canadian GAAP following the adoption of Section 3855, the Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative, which does not qualify for hedge accounting, is marked to market through earnings each period prior to final settlement. The net impact (net of the reversal of the prior year adjustment) is, therefore, an increase of $209,000 to the net loss under United States GAAP for 2006 and a decrease of $16,000 to the net loss under United States GAAP for 2005. On January 1, 2007, under Canadian GAAP, the adoption of Section 3855 was done retroactively without restatement of the consolidated financial statements of prior years, resulting in the Company recording the net effect of this embedded derivative as an increase in deficit as of January 1, 2007 of $148,000.

22.	Differences between Canadian and United States generally accepted accounting principles (“GAAP”) (continued)
d)	Derivative instruments (continued)
In 2004, the Company renewed one of its collective agreements under which the employees are entitled to receive a bonus based on the increase in the price of gold during the term of the agreement. This feature meets the definition of an embedded derivative. Under Canadian GAAP and prior to the adoption of the CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, no value was assigned to these embedded derivatives. The net impact (net of reversal of the prior year adjustment) was, therefore, an increase of $47,000 to the net loss under United States GAAP in 2006 and $32,000 in 2005. On January 1, 2007, under Canadian GAAP, the adoption of Section 3855 was done retroactively without restatement of the consolidated financial statements of prior years, resulting in the Company recording the net effect of this embedded derivative as an increase in deficit as of January 1, 2007 of $79,000.
In 2005, the Company renewed another of its collective agreements under which the employee agreed to salary reductions based on the price of gold during the term of the agreement. No adjustment was included in the earnings of 2007, 2006 and 2005.
e)	Flow-through shares — Income tax expense
Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying exploration expenditures (as defined under the Income Tax Act of Canada) and renounce the related tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as issuance of capital stock at the prices paid for the shares.
Under United States GAAP, the difference between the fair value of non flow-through shares and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by the investors, or as an asset if a discount is given to the investors. The liability or asset is charged to income when the income tax deductions are renounced to investors. During the year ended December 31, 2007, the Company issued 18,005,802 flow-through shares for total proceeds of $3,028,000, exceeding the fair value of the non flow-through shares by $573,00 and 56,000,000 flow-through shares for total proceeds of $7,000,000, at a discount of $280,000. The net value of the premium received less the discount given for the flow-through shares issued during the year, of $293,000, was recorded as a difference in capital stock.

22.	Differences between Canadian and United States generally accepted accounting principles (“GAAP”) (continued)
f)	Employee defined benefit plans
          The provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, were effective as of December 31, 2006 and require an employer to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The standard does not change the calculation of periodic pension expense under United States GAAP but will affect other comprehensive income in future years. Before the adoption of this standard, the Company had additional minimum pension liability of $6,413,000 and $6,221,000, as at December, 31, 2006 and 2005, and an equivalent reduction of accumulated other comprehensive income. The adoption of this standard resulted in an additional charge of $623,000 directly to closing accumulated other comprehensive income and had no impact on the Company’s net loss or deficit. As at December 31, 2007, the Company increased its SFAS No. 158 pension liability by $146,000, resulting in a charge to accumulated other comprehensive loss.
g)	Comprehensive income
United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130, Comprehensive income. Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources. Components of comprehensive income include items such as unrealized gain or loss, pension liability adjustments and certain foreign currency translation gains and losses. Under Canadian GAAP, comprehensive income is applicable since January 1, 2007.
h)	Capital stock
          Before July 1, 2001, under Canadian GAAP, the value assigned to the common shares issued in consideration for a business acquisition, such as the MSV acquisition in June 2001, was based upon the average trading price of the shares over a reasonable period before and after the closing date of the acquisition of June 30, 2001. Under United States GAAP, the value assigned to the common shares is based upon the average trading price of the shares over a reasonable period before and after April 25, 2001, which is the date the terms of the business combinations were agreed to and announced. The adjustment of $1,481,000 represents the difference in the value of the common shares issued under Canadian and United States GAAP. The adjustment to the purchase price described above resulted in a decrease of the carrying value of property, plant and equipment under United States GAAP. In 2007, the Company sold the properties and equipments to which the above adjustments had been applied, therefore the gain on sale of property, plant and equipment was increased by $1,481,000 under United States GAAP.

22.	Differences between Canadian and United States generally accepted accounting principles (“GAAP”) (continued)
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
Since the carrying value of the property, plant and equipment was higher under United States GAAP than under the Canadian GAAP, the result was an additional write-down of $485,000 under United States GAAP.
j)	Debentures — conversion rights
Under Canadian GAAP, the Guaranteed Convertible Debentures were accounted for on the basis of their substance and are presented in their component parts of debt and equity, the debt component having been measured as the present value of the cash payments of interest and principal, discounted at an interest rate which approximate the interest rate of a similar non-convertible financial instrument with comparable terms and risks. The difference of $2,154,000 between the value the debt of $1,846,000 and the face value of the Guaranteed Convertible Debentures of $4,000,000 was allocated to equity. The debt component is accreted to its face value through a charge to earnings over its term. As of December 31, 2007, the accretion of the debt component amounted to $250,000.
Under United States GAAP, the value of the beneficial conversion feature is calculated at its intrinsic value at the commitment date (that is the difference between the conversion price of $0.13 and the fair value of the shares into which the debt is convertible of $0.16, multiplied by the number of shares into which the debt is convertible), of $923,000 and the remaining proceeds of $3,077,000 are allocated to debt. The debt is accreted to its face value over its term. The accretion of the debt component as at December 31, 2007 under United States GAAP amounted to $107,000. The difference of $143,000 in accretion was applied in reduction of net loss and the conversion feature value difference of $1,231,000 was applied in reduction of equity, for a net reduction of equity of $1,088,000 under United States GAAP.

22.	Differences between Canadian and United States generally accepted accounting principles (“GAAP”) (continued)
k)	Elimination of deficit
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
l)	Income taxes
Under United States GAAP, future income taxes are measured using enacted tax rates. Under Canadian GAAP, enacted or substantively enacted tax rates are used. This difference had no impact on the December 31, 2007, 2006 and 2005 earnings.
m)	Recent and future accounting changes
In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 on January 1, 2007, had no significant impact on the consolidated financial statements.
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

22.	Differences between Canadian and United States generally accepted accounting principles (“GAAP”) (continued)
m)	Recent and future accounting changes (continued)
In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. These new standards will significantly change the financial accounting and reporting of business combination transactions and noncontrolling interests in consolidated financial statements. The most significant changes include requirements to:
        .
–	Recognize 100% of the fair value of assets acquired, liabilities assumed, and noncontrolling interests in acquisitions of less than 100% controlling interest when the acquisition results in a change in control of the acquired entity;

–	Measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date;

–	Recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings;

–	Expense, as incurred, acquisition-related costs;

–	Capitalize acquisition-related restructuring costs only if the criteria in Statement 146 are met as of the acquisition date; and

–	Recognize noncontrolling interest in subsidiaries at fair value and classify as a separate component of equity.
The Company does not expect the adoption of these pronouncements to have a material impact on its financial position or results of operations.
23.	Subsequent events
On February 8, 2008, the Company announced that it has entered into agreements with Ocean Partners pursuant to which Ocean Partners will subscribe and purchase one unit (the “Unit”) of the Company at a price of US$1,800,000 and will also provide the Company with a loan facility (the “ Facility”) of up to US$700,000.
The Unit consists of a US$1,800,000 secured convertible debenture with an interest rate of 11.5% per annum (the “Debenture”) and a number of common share purchase warrants (the “Warrants”) equal to the quotient of US$1,800,000 and the lower of CDN$0.13 and the closing price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) on the day prior to the closing date. Each Warrant shall entitle the holder thereof to purchase one common share of Company, at a price per common share equal to the lower of CDN$0.14 or one cent above the closing price of the common shares on the TSX on the day prior to the closing date, for a period of 24 months following the closing date. All or any portion of the Debenture may be, at Ocean Partners’ discretion, converted into common shares of the Company at a price per common share equal to the lower of CDN$0.13 or the closing price of the common shares on the TSX on the day prior to the closing date.

23.	Subsequent events (continued)
All or any portion of the Facility may be, at Ocean Partners’ discretion, reimbursed in cash or converted into units of the Company (the “Facility Units”) at a price per Facility Unit equal to the lower of CDN$0.13 or the closing price of the common shares on the TSX on the day prior to the closing date. Each Facility Unit consists of one common share of the Company and one common share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price per common share equal to the lower of CDN$0.14 and one cent above the closing price of the common shares on the TSX on the day prior to the closing date, for a period of 24 months following the closing date.
Both financings are scheduled to close as soon as approbation from regulatory authorities is obtained and all conditions precedent to funding are met. The proceeds of the financings will be used for the repayment of the Advance Facility owed by the Company to Ocean Partners and for working capital purposes.
24.	Comparative figures
Certain comparative figures have been reclassified to conform to the current year’s presentation.

ITEM 19. EXHIBITS
EXHIBIT INDEX

Exhibit
Number	Exhibit Description
1.1	Restated Articles of Incorporation dated August 9, 1999 (E) (Exhibit 4(a)).

1.2	Articles of Amendment dated May 19, 2000 consolidating the common shares on the basis of one post consolidation common share for every ten pre-consolidation common share. (F) (Exhibit 3.1)

1.3	Articles of Arrangement effective June 30, 2001 relating to the merger with GéoNova Explorations Inc. (I) (Exhibit 3.3)

1.4	By-Law No. 1 as amended and as in effect on the date hereof (A) (Exhibit 3.12)

1.5	Amendment of By-Law No. 1 (A) (Exhibit 3.11)

1.6	Restated Certificate of Incorporation dated January 7, 2005 (L) (Exhibit 1.6)

4.1	The Company’s Employee Incentive Plan as amended (E) (Exhibit 99)

4.2	Employment Agreement dated August 6, 2002 between the Company and André Y. Fortier (J) (Exhibit 10.2)

4.5	Employment Agreement dated August 6, 2002 between the Company and Lucie Brun (J) (Exhibit 10.5)

4.6	Directors’ Stock Option Plan (I) (Exhibit 10.8)

4.7	Royalty Agreement with Repadre Capital Corporation made as of April 23, 1993. I (Exhibit 10.14) and amendment dated June 30, 2001 (I) (Exhibit 10.4)

4.10	Sale and Purchase Agreement dated November 10, 2004 between GéoNova and Metanor (L) (Exhibit 4.10)

4.12	Operating and Consulting Agreement dated May 1, 2006 between Campbell and Nuinsco (N) (Exhibit 4.12)

4.13	Purchase and Sale Agreement dated February 26, 2007 between MSV, Campbell, Eastmain and Eastmain Mines Inc. (N) (Exhibit 4.13)

4.15	Investment Agreemend dated June 13, 2007 between Campbell, MSV Resources Inc., MSV, AlbertaCo. and a private capital firm (EXHIBIT 4.15) (O)

4.16	Contract No. CP-0089 between Campbell and Ocean Partners (EXHIBIT 4.16) (P)

6.1	Statement detailing computation of per share earnings

8.1	Significant subsidiaries

11.1	Standards of Ethical Conduct (K)

12.1	Certification of André Y. Fortier pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Réal Savoie pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of André Y. Fortier pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit
Number	Exhibit Description
13.2	Certification of Réal Savoie pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte & Touche LLP

15.2	Consent of Systemes Geostat International Inc. (EXHIBIT 15.2)

15.3	Audit Committee Charter (L)

15.4	Governance Policy (M) (Exhibit 15.4)

(A)	refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 10-K for the year ended December 31, 1987 and incorporated herein by reference.

(B)	refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference.

(C)	refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference.

(D)	refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 10-K for the year ended December 31, 1999 dated March 27, 2000 and incorporated herein by reference.

(E)	refers to documents previously filed as an exhibit to Campbell’s registration statement on Form S-8 (Registration No. 333-93063) and incorporated herein by reference.

(F)	refers to documents previously filed as an exhibit to Campbell’s Current Report on Form 8-K dated May 19, 2000 and incorporated herein by reference.

(G)	refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 10-K for the year ended December 31, 2000 dated April 12, 2001 and incorporated herein by reference.

(H)	refers to documents previously filed as an exhibit to Campbell’s Current Report on Form 8-K dated July 13, 2001 and incorporated herein by reference.

(I)	refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 20-F for the year ended December 31, 2001 dated May 14, 2002 and incorporated herein by reference.

(J)	refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 20-F for the year ended December 31, 2002 dated May 15, 2003 and incorporated herein by reference.

(K)	refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 20-F for the year ended December 31, 2003 dated May 19, 2004 and incorporated herein by reference.

(L)	refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 20-F for the year ended December 31, 2004 dated March 30, 2005 and incorporated herein by reference.

(M)	refers to documents previously filed as an exhibit to Campbell’s Annual Report on Form 20-F for the year ended December 31, 2005 dated March 31, 2006 and incorporated herein by reference.

Exhibit
Number	Exhibit Description
(N)	refers to document previously filed as an exhibit to Campbell’s Annual Report on Form 20-F for the year ended December 31, 2006 dated March 30, 2006 and incorporated herein by reference.

(O)	portions of this exhibit have been omitted and filed separately with the secretary of the SEC pursuant to a confidential treatment request.

(P)	portions of this exhibit have been omitted and filed separately with the secretary of the SEC pursuant to a confidential treatment request.

Exhibits in parentheses are references to the Exhibit No. of the filing indicated.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

CAMPBELL RESOURCES INC.

Dated: March 31, 2008	By: (s) André Y. Fortier André Y. Fortier,
President and Chief Executive Officer